Form 20-F
period 2009-12-31
China Hydroelectric Corp
filed 2010-05-24
CIK 1477156

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from            to         .
Commission file number: 001-34609

CHINA HYDROELECTRIC CORPORATION
(Exact name of Registrant as specified in its charter)
Not applicable
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)

25B, New Poly Plaza, No. 1 North Chaoyangmen Street
Dongcheng District, Beijing
People’s Republic of China 100010
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing three ordinary	New York Stock Exchange
shares, par value US$0.001 per share
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,541,666 ordinary shares.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes       ☑ No
     If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes       ☑ No
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes       ☐ No
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes       ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
     U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards
Board ☐       Other ☐
     If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17       ☐ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes       ☑ No

CHINA HYDROELECTRIC CORPORATION

INTRODUCTION
     This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, the asset and liability accounts have been translated from Renminbi to U.S. dollars using the middle rates promulgated by Bank of China at the balance sheet dates, and income and expense items have been translated using the average of the middle rates promulgated by Bank of China during the applicable period. We make no representation that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. See “Item 3 — A. Selected Consolidated and Other Financial and Operating Data — Exchange Rate Information”.
     Unless the context otherwise requires, references in this annual report to:
     • “years” are to calendar years and, where the context requires, our fiscal year;
     • our “hydroelectric power projects” includes the operating company which owns the project, where the context requires;
     • “we,” “us,” “our company,” “our,” “CHC” and “China Hydroelectric” refer to China Hydroelectric Corporation and its subsidiaries. For SEC reporting purposes, China Hydroelectric Corporation is the successor company to our predecessor company, Binglangjiang. Our financial statements and other financial and operating data presented in this annual report reflect the results of operations of Binglangjiang from April 25, 2007, the date we acquired Binglangjiang;
     • “Binglangjiang” refers to Yunnan Huabang Electric Power Development Co. Ltd., which for SEC reporting purposes is our predecessor company. Binglangjiang’s financial and operating data presented in this annual report are solely those of Binglangjiang, and do not reflect the results of operations of our company or our other subsidiaries;
     • “shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share;
     • “ADSs” refers to our American depositary shares, each of which represents three ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;
     • “China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, Hong Kong and Macau;
     • “RMB” or “Renminbi” refers to the legal currency of China and “US$”, “U.S. dollars” or “$” refers to the legal currency of the United States;
     • “effective tariff” means gross revenues, which are revenues not netted for VAT or other applicable business surcharges, if any, recorded in the relevant period, divided by the quantity of electricity sold in such period; and
     • “effective utilization rate” means the quantity of electricity sold in the relevant period expressed as a percentage of installed capacity for electricity generation in such period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the items entitled “Information on the Company,” “Risk Factors,” “Operating and Financial Review and Prospects,” “Financial Information” and “Quantitative and Qualitative Disclosures About Market Risk.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
     In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements include, among other things, statements relating to:
     • our business strategies and plan of operations;
     • our ability to acquire productive hydroelectric companies and assets;
     • our capital expenditure and funding plans;
     • our operations and business prospects;
     • our dividend policy;
     • estimates of production of and tariffs applicable to our hydroelectric power projects;
     • projects under development, construction and planning;
     • the regulatory environment for the power industry in general and the level of policy support for renewable energy; and
     • future developments in the PRC hydropower industry.
     These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:
     • supply and demand changes in the electric power markets;
     • changes in electricity tariffs in the regions in which we operate;
     • our production and transmission capabilities;
     • availability of sufficient and reliable transmission resources;
     • our relationship with, and other conditions affecting, the power grids we service;
     • risks inherent to hydroelectric power production, in particular hydrological conditions, as well as changes in geologic conditions and equipment failure;
     • weather conditions or catastrophic weather-related damage;
     • competition, in particular increased supply of power generated by renewable energy resources available to the power grids we service;
     • our plans and objectives for future operations and expansion or consolidation;
     • the effectiveness of our cost-control measures;
     • inflationary trends and interest rate changes;

     • the effects of changes in currency exchange rates;
     • environmental laws, including those directly affecting our operations, and those affecting our customers’ demand for electricity;
     • changes in political, economic, legal and social conditions in China, including the PRC government’s specific policies with respect to investment in the hydroelectric and power industries, economic growth, inflation, foreign exchange and the availability of credit; and
     • our liquidity and financial condition.
     The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report, completely and with the understanding that our actual future results or performance may be materially different from what we expect.
PART I.
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Consolidated and Other Financial and Operating Data
     On April 25, 2007, we acquired Binglangjiang, and commenced our business as an operator of small hydroelectric power projects in China. The following tables present our selected historical consolidated financial information, and that of our predecessor company Binglangjiang. Our selected consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements and the related notes included elsewhere in this annual report, which have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The selected statements of operations data for Binglangjiang for the year ended December 31, 2006 and the period from January 1, 2007 to April 24, 2007 and the selected consolidated balance sheet data as of December 31, 2006 have been derived from the audited financial statements and the related notes of Binglangjiang not included in this annual report. Our audited consolidated financial statements, and the audited financial statements of our predecessor company Binglangjiang, are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Historical results are not necessarily indicative of the results of operations to be expected for future periods.
     Binglangjiang is considered our predecessor company for SEC reporting purposes, as we acquired substantially all of the business of Binglangjiang and our own operations prior to that acquisition were insignificant compared to the operations of Binglangjiang. Binglangjiang’s financial statements and other financial and operating data presented in this annual report are solely those of Binglangjiang, are set forth for the purpose of presenting the financial information of our predecessor company and do not reflect the results of operations of our company or our other subsidiaries. Our consolidated financial statements and other financial and operating data presented in this annual report reflect the results of operations of Binglangjiang from April 25, 2007, the date we acquired Binglangjiang.
     You should read this information together with “Operating and Financial Review and Prospects” and the consolidated and other financial statements and the related notes of our company and our predecessor company Binglangjiang included elsewhere in this annual report.

	Binglangjiang (Predecessor)		Our Company (Successor)

	For the	For the
	Year	Period from	For the Period
	Ended	January 1	from July 10
	December	to	(inception) to	For the Year Ended
	31,	April 24,	December 31,	December 31,
	2006	2007	2006	2007	2008	2009

	(US$ in thousands, except share and per share data)
Consolidated Statements of Operations Data

Revenue	2,075	571	—	2,434	14,715	36,175

Cost of Revenue	(691)	(219)	—	(813)	(6,025)	(17,183)

Gross profit	1,384	352	—	1,621	8,690	18,992

Operating expenses:
General and Administrative expenses	(13)	(23)	(901)	(2,560)	(6,761)	(9,099)

Operating income(loss)	1,371	329	(901)	(939)	1,929	9,893

Other income and expenses:

Interest income	1	—	340	1,051	1,340	510

Interest expenses	(914)	(285)	(873)	(3,275)	(5,847)	(14,228)
Change in fair value of derivative financial liabilities and warrant liability	—	—	—	(266)	420	(13,793)

Exchange loss	—	—	—	(1,095)	(1,067)	(23)
Share of losses in an equity investee	—	—	—	(27)	(503)	(70)

Other income, net	—	—	—	8	144	(225)

Income (loss) before income tax expenses	458	44	(1,434)	(4,543)	(3,584)	(17,936)

Income tax expenses	(19)	(1)	—	(17)	(444)	(1,492)

Consolidated net income (loss)	439	43	(1,434)	(4,560)	(4,028)	(19,428)

Less:
Net loss attributable to noncontrolling interests	—	—	—	—	41	32
Net income (loss) attributable to China Hydroelectric Corporation shareholders	439	43	(1,434)	(4,560)	(3,987)	(19,396)

	Binglangjiang (Predecessor)		Our Company (Successor)
		For the
	For the	Period
	Year	from	For the Period
	Ended	January 1	from July 10
	December	to	(inception) to	For the Year Ended
	31,	April 24,	December 31,	December 31,
	2006	2007	2006	2007	2008	2009
	(US$ in thousands, except share and per share data)
Consolidated Statements of Operations Data

Less:

Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—	—	(14,680)	(19,836)

Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—	—	(5,531)	(14,412)

Cumulative dividends on Series C convertible redeemable preferred shares	—	—	—	—	—	(356)

Changes in redemption value of Series A convertible redeemable preferred shares	—	—	—	—	(10,569)	—

Changes in redemption value of Series B convertible redeemable preferred shares	—	—	—	—	(4,134)	—

Changes in redemption value of Series C convertible redeemable preferred shares	—	—	—	—	—	(1,872)

Loss attributable to ordinary shareholders	—	—	(1,434)	(4,560)	(38,901)	(55,872)

Basic and diluted net loss attributable to China Hydroelectric Corporation shareholders per share	—	—	(0.34)	(0.33)	(2.50)	(3.59)

Weighted average ordinary shares used in basic and diluted net loss attributable to China Hydroelectric Corporation shareholders per share computation	*	*	4,240,822	13,817,466	15,554,416	15,541,666

	Binglangjiang (Predecessor)			Our Company (Successor)
		For the
		Period
		from	For the Period
	For the Year	January 1	from July 10
	Ended	to	(inception) to	For the Year Ended
	December 31,	April 24,	December 31	December 31,
	2006	2007	2006	2007	2008		2009
		(US$ in thousands, except share and per share data)
Pro forma basic net (loss) income attributable to China Hydroelectric Corporation shareholders per share on an as converted basis	—	—	—	—	(0.07)	(1)	(0.16)	(1)
Pro forma diluted net (loss) income attributable to China Hydroelectric Corporation shareholders per share on an as converted basis	—	—	—	—	(0.07)	(1)	(0.16)	(1)
Shares used in pro forma basic net (loss) income attributable to China Hydroelectric Corporation shareholders per share computation	—	—	—	—	55,415,130	(1)	122,427,137	(1)
Shares used in pro forma diluted net (loss) income attributable to China Hydroelectric Corporation shareholders per share computation					55,415,130	(1)	122,427,137	(1)
Number of shares as adjusted to reflect changes in capital	*	*	—	—	58,289,666	(1)	134,100,575	(1)
Other Financial Data:
EBITDA, as adjusted (2)	*	*	(901)	(320)	6,474		22,188

*	Not provided, as the information relates to the results of operations of Binglangjiang prior to its acquisitions by us.

(1)	This calculation of pro forma basic and diluted loss per share for the year ended December 31, 2008 and December 31, 2009 assumes that all Series A convertible redeemable preferred shares, Series B convertible redeemable preferred shares were converted into ordinary shares on January 1, 2008, and that all Series A convertible redeemable preferred shares, Series B convertible redeemable preferred shares and Series C convertible redeemable preferred shares were converted into ordinary shares on January 1, 2009. The number of shares as adjusted to reflect change in capital for the year ended December 31, 2008 includes the outstanding ordinary shares of 15,541,666 and the 23,529,286 and 19,218,714 ordinary shares to be issued upon conversion of the Series A convertible redeemable preferred shares and the Series B convertible redeemable preferred shares, respectively, including the conversion of dividends accrued on the Series A convertible redeemable preferred shares and Series B convertible redeemable preferred shares to be paid in kind but not yet issued as of December 31, 2008. The number of shares as adjusted to reflect changes in capital for the year ended December 31, 2009 includes the outstanding ordinary shares of 15,541,666 and the 62,345,354, 50,318,921 and 5,894,634 ordinary shares to be issued upon conversion of the Series A convertible redeemable preferred shares, the Series B convertible redeemable preferred shares, and the Series C convertible redeemable preferred shares, respectively, including the conversion of dividends accrued on the Series A convertible redeemable preferred shares, Series B convertible redeemable preferred shares and Series C convertible preferred shares to be paid in kind but not yet issued as of December 31, 2009.

(2)	See “Operating and Financial Review and Prospects-Results of Operations-EBITDA, as adjusted for a reconciliation of this non-GAAP number.

		Our Company (Successor)
	Binglangjiang					Pro forma
	(Predecessor)					Balance Sheet
	As of December 31,	As of December 31,				At December 31
	2006	2006	2007	2008	2009	2009
	(US$ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	142	628	15,606	38,693	31,618	31,618
Restricted cash	—	50,340	—	—	—	—
Accounts receivable, net	152	—	329	3,137	8,434	8,434
Deferred tax assets	—	—	—	1,166	489	489
Amounts due from related parties	64	33	25	13	—	—
Debt issuance costs	—	—	47	—	—	—
Amounts due from an equity investee	—	—	287	4,534	—	—
Prepayments and other current assets	206	—	3,269	9,437	4,582	4,582

Total current assets	564	51,001	19,563	56,980	45,123	45,123

Debt issuance costs	—	975	—	—
Investment in an equity investee	—	—	4,721	4,295	—	—
Deferred IPO initial public offering costs	—	—	—	6,032	12,774	—
Property, plant and equipment, net	16,752	—	29,046	365,190	423,200	423,200
Intangible assets, net	—	—	3,008	3,666	4,513	4,513
Goodwill	—	—	2,773	96,533	107,824	107,824
Deferred tax assets	—	—	—	—	1,231	1,231
Other non-current assets	—	—	—	872	399	399
Total non current assets	16,752	975	39,548	476,588	549,941	537,167

Total assets	17,316	51,976	59,111	533,568	595,064	582,290

Total current liabilities	2,392	850	14,436	77,285	102,492	102,492
Long term loan	13,831	—	10,269	138,133	172,469	172,469
Deferred tax liabilities	—	—	—	13,415	18,805	18,805
Other non-current liabilities	—	—	—	568	104	104
Long-term note	—	50,285	—	—	—	—
Convertible redeemable preferred shares	—	—	—	299,236	353,840
Total China Hydroelectric Corporation shareholders’ equity(deficit)	1,093	841	34,406	4,181	(53,435)	287,631
Noncontrolling interests	—	—	—	750	789	789
Total liabilities and shareholders’ equity (deficit)	17,316	51,976	59,111	533,568	595,064	582,290

Note:	The unaudited pro forma balance sheet as of December 31, 2009 has been prepared based on the assumed conversion of the convertible redeemable preferred shares.

	Binglangjiang (Predecessor)		Our company (Successor)
	As of and	As of and	As of and
	For the Year	For the Period from	For the Period Ended
	Ended	January 1 to	December 31,
	December 31, 2006	April 24, 2007	2007		2008		2009
Selected Operation Data (1)
Installed Capacity(MW)	21.0	21.0	58.0	(2)	271.0	(2)	376.60

Electricity Sold(kWh)	106,646,530	23,495,595	108,303,945	(3)	333,964,005	(3)	798,945,372

Effective tariff (RMB/kWh)	0.164	0.2	0.18	(4)	0.33	(4)	0.34	(4)

(1)	For Binglangjiang, operating data given are for the periods stated. For our company, operating data given are for our period of ownership of the hydroelectric power projects during the periods indicated.

(2)	Our aggregate installed capacity information presented includes, as of December 31, 2007 and December 31, 2008, the installed capacity of Shapulong, as of December 31, 2008, the installed capacity of Shapulong, Banzhu, and Wangkeng, and as of December 31, 2009, the installed capacity of Wangkeng, although as of such respective date, our equity interest in Shapulong, Banzhu, and Wangkeng were 50.0%, 90.0% and 90.0% respectively. We acquired the remaining 10.0% interest in Banzhu in March 2009 and the remaining 50.0% of Shapulong in August 2009.

(3)	Electricity sold and effective tariff information for the year ended December 31, 2007 does not reflect electricity sold by Shapulong. Electricity sold and effective tariff information for the year ended December 31, 2008 does not reflect electricity sold by Shapulong and Yuanping. Our 50% equity interest in Shapulong accounted for using the equity method of accounting and our proportional share of Shapulong’s net loss is included as a share of losses in equity investee, in our consolidated statement of operations for the year ended December 31, 2007 and 2008. In the years ended December 31, 2007 and 2008, Shapulong sold 43,292,057kWh, 42,308,157kWh, respectively. We acquired the remaining 50.0% equity interest in Shapulong in August 2009. Although Yuanping commenced operations in March 2007, and has transmitted electricity to the power grid controlled by Fujian Ningde Electric Power Bureau, that transmission was made without a fixed or pre-determined tariff per kWh until late June 2009. Therefore, cash received in exchange for the transmission of electricity to the power grid before late June 2009 was recorded as customer deposits. Accordingly, no revenues were recorded by Yuanping in the year ended December 31, 2008. However, related cost of revenue was not deferred, and was charged to expenses as incurred. All of the customer deposits received from the date of our acquisition of Yuanping after the per kWh tariff became fixed or determinable. In August 2009, the Ningde Pricing Bureau, the regional pricing bureau in Fujian province, approved a unit price per kWh of RMB0.29, inclusive of value-added tax, or VAT, for electricity transmitted by Yuanping to the power grid controlled and owned by the provincial grid company prior to July 8, 2009. The unit price per kWh of RMB0.29 will continue to be in effect until the regional pricing bureau approves a new unit price per kWh. In the year ended December 31, 2007 and 2008, Yuanping transmitted 30,071,595kWh, 28,292,478kWh of electricity, respectively.

(4)	see Exhibit 15.1 to this Annual Report on Form 20-F for the details of the calculation of effective tariff.
Exchange Rate Information
     Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB and their revenues and expenses are denominated in that currency. Unless otherwise noted, the asset and liability accounts have been translated from Renminbi to U.S. dollars using the middle rates promulgated by Bank of China at the balance sheet dates, and income and expense items have been translated using the average of the middle rates promulgated by Bank of China during the applicable period. The middle rates promulgated by Bank of China were RMB7.8087 to $1.00, RMB7.3046 to $1.00, RMB6.8346 to $1.00 and RMB6.8282 to $1.00 as of December 31, 2006, 2007, 2008 and 2009, respectively, and the averages of the middle rates during such years were RMB7.9395 to $1.00, RMB7.5560 to $1.00, RMB7.0696 to $1.00 and RMB6.8314 to $1.00, respectively. We make no representation that any RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On May 19, 2010, the middle rate was RMB6.8278 to $1.00.
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
     An investment in our securities involves significant risks. You should carefully consider the risks described below, together with all of the other information in this annual report, including our consolidated and other financial statements and related notes included elsewhere in this annual report, before you decide to purchase our securities. If any of these risks actually occurs, our business, prospects, financial condition or results of operations could be materially and adversely affected, the trading price and value of our securities could decline and you could lose all or part of your investment.
Risks Relating to our Company and the PRC Hydroelectric Power Industry
We have a limited operating history which provides limited reference for you to evaluate our ability to achieve our business objectives.
     We were formed in July 2006 as a Cayman Islands exempted company with limited liability without any operating business. We have acquired a total of thirteen operating hydroelectric power projects and will continue to carry out our acquisition strategy in China. Our financial condition, results of operations and our future success will, to a significant extent, depend on our ability to continue to acquire and develop hydropower projects throughout China and to achieve significant economies of scale. Our company has a limited operating history, is subject to the risks and uncertainties associated with early stage companies and has historically operated at a loss. Accordingly, you will have a limited basis on which to evaluate our ability to achieve our business objectives. We cannot assure you that more acquisitions can be consummated on terms favorable to us or at all, or that if we achieve those acquisitions we will be able to operate our expanded business profitably. We also may not successfully complete the greenfield projects we undertake to develop given our lack of experience developing greenfield projects, which refer to projects that lack one or more construction permits and have not begun construction. If we fail to achieve our business objectives, then we may not be able to realize our expected revenue growth, maintain our existing revenue levels or operate at a profit. Even if we do realize our business objectives, our business may not be profitable in the future.
     Our business is dependent upon hydrological conditions, which may from time to time result in conditions that are unfavorable to our business operations.
     Our hydroelectric power generating prospects are dependent upon hydrological conditions prevailing from time to time in the broad geographic regions in which our existing and future hydroelectric power projects are located. There can be no assurance that the water flows at our existing and future sites will be consistent with our expectations, or that climatic and environmental conditions will not change significantly from the prevailing conditions at the time our projections were made. Water flows vary each year, and depend on factors such as rainfall, snowfall, rate of snowmelt and seasonal changes. Our existing and future hydroelectric power projects may be subject to substantial variations in climatic and hydrological conditions which may reduce water flow and thus our ability to generate electricity. While we have selected and will continue to select our hydroelectric power projects for acquisition in part on the basis of their projected outputs, the actual water flow required to produce those outputs may not exist or be sustained. For example, utilization at all our hydroelectric power projects in 2007 was below our forecasts due to low levels of precipitation during the year throughout China. If hydrological conditions result in droughts or other conditions that negatively affect our existing or proposed hydroelectric generation business, our results of operations could be materially and adversely affected.
     The operation of our hydroelectric power projects and customer demand for our power may be vulnerable to disruptions caused by natural and man-made disasters, which may materially and adversely affect our results of operations.
          Our hydroelectric power projects could be required to cease operating in the event of a drought, and to cease operating or even be damaged in the event of a flood. Water supply to our hydroelectric power projects and the projects themselves are vulnerable to natural disasters including, but not limited to, earthquakes, storms, tornadoes and floods, as well as disasters caused by human actions such as terrorist attacks, military conflicts and other deliberate or inadvertent actions which may affect the availability of water supplies or water flow to our hydroelectric power projects. For example, in 1988, heavy floods occurred in Zhejiang province, causing large scale damage to dams and the water supply system. A severe snowstorm in Zhejiang province in 2008 interrupted the transmission system in the area and contributed to the decrease in the effective utilization rate of Shapulong that year. In 2008, a major earthquake struck Sichuan province, causing great loss of life and property and disruption to the local economy. The earthquake in 2008 caused damage to the tailwater concrete apron and the spillway gates of Liyuan hydroelectric power project and the repair of such damage cost RMB 11.7 million ($1.7 million) and was completed in March 2010. Our hydroelectric power projects located in Yunnan province, Sichuan province and Fujian province are all in areas of relatively high seismic risk as compared to other areas of China. Such disasters are unpredictable and can significantly damage our access to water supply and power plant equipment as well as the property of our consumers. Under such circumstances, market demand for power in general may be significantly and adversely affected, reducing the need for the electricity we produce, and we may be unable to continue operation of our plants or to produce the level of electricity we expect. The insurance coverage we maintain may not be adequate to compensate us for all damages and economic losses which may arise in connection with these disasters. Such disruption to our operations could materially and adversely affect our results of operations.

     We may encounter difficulties in identifying suitable acquisition opportunities, which would result in us being dependent upon a limited number of hydroelectric power projects and having limited revenue growth potential.
     Our ability to implement our acquisition strategy will depend on a number of factors, in particular, our ability to identify suitable acquisition targets and reach agreements with vendors for acceptable consideration and on commercially reasonable terms. We believe identifying and acquiring projects on reasonable terms may be more difficult in the future as domestic and international competitors seek to acquire small hydroelectric power projects in China.
     If we are unable to acquire suitable hydroelectric power projects in China, we will continue to remain dependent upon a limited number of existing hydroelectric power projects. The resulting lack of diversification may:
•	result in our dependence upon the performance of a limited number of operating plants;

•	result in our dependence upon electricity sales in limited geographical areas;

•	subject us to increased risks associated with drought or other natural disasters in a particular geographical area; and

•	limit our ability to grow our revenues and to obtain the benefits of scale that we anticipate.
          In such event, we will not be able to diversify our operations to spread risks or offset losses, unlike other entities that may complete acquisitions in different geographical areas, different industries or different segments of a single industry.
          Greenfield projects and projects under construction present substantial development, construction, start-up and partnership risks, which could materially and adversely affect our results of operations, financial condition and growth prospects.
          Greenfield projects, in particular the Wuyue pumped storage facility, and projects under construction, present substantial development risk. The development and construction of hydroelectric power projects is time-consuming and complex and requires significant capital investment. In connection with the development and construction of hydroelectric power projects, we will seek to obtain government permits and approvals, land purchase or leasing agreements, equipment procurement and construction contracts, operation and maintenance agreements, and sufficient equity capital and debt financing. Factors that may impair our ability to develop and construct hydroelectric power projects include:
•	delays in obtaining various regulatory approvals, licenses or permits from different governmental authorities at different levels, including permission for the construction and operation of the hydroelectric power project itself, the environmental permits and permits to use the relevant land;

•	shortages or increases in the cost of equipment, materials or labor;

•	adverse weather conditions, which may delay the completion of hydroelectric power projects or substations, or natural disasters, accidents or other unforeseen events;

•	unforeseen engineering, design, environmental or geological problems;

•	opposition of local interests;

•	strikes and labor disputes;

•	inability to obtain financing on satisfactory terms; and

•	adverse changes in the PRC regulatory environment.
          Any of these factors may cause delays in completion of hydroelectric power projects and may increase the cost of contemplated projects. If we are unable to complete the projects contemplated, the costs incurred in connection with such projects may not be recoverable. Even if we complete these projects, as a result of project delays, cost overruns, changes in market circumstances or other reasons, we may not be able to achieve the intended economic benefits or demonstrate the commercial viability of these projects, which may materially and adversely affect our results of operations, financial condition and growth prospects.
          In addition, the commencement of operations at a newly constructed hydroelectric power project involves many risks, including start-up problems, the breakdown or failure of equipment or processes, performance below expected or contracted levels of output or efficiency and problems with the construction of new supporting infrastructure, such as grid transmission equipment. While manufacturers’ warranties are generally obtained for limited periods relating to each project and its equipment in varying degrees, and construction contractors may guarantee certain performance levels, subject to the payment of liquidated damages, the proceeds of such warranties or performance guarantees, if any, may not be adequate to cover lost revenues or increased costs and expenses associated with equipment problems during project start-up. We also may develop projects with local development partners, which exposes us to risks associated with our partners’ failure to retain development rights, obtain permits and approvals required for the development of a project or perform their management, construction or financing obligations. Realization of any of these risks could materially and adversely affect our results of operations, financial condition and growth prospects.
We derive our revenues solely from the sale of hydroelectric power electricity and each of our projects typically has only one customer. Any prolonged disruption to the demand for hydropower or termination of a customer relationship may cause our revenues to decrease significantly.
          We derive revenues solely from the sale of electricity generated by hydroelectric power projects, and most of our power is sold to one of two national power grids. If for any reason the national power grids reduce or eliminate their purchases of hydropower, whether due to the emergence of a cheaper renewable energy source, withdrawal of government policy support for the dispatch of renewable energy or a severe drop in the PRC’s demand for power, we may not have alternative customers readily available to us. Without alternative sources of income, our revenues would decrease significantly should a reduction in demand for hydropower or lack of customers continue for a prolonged period.
Our power purchase agreement for our Wangkeng hydroelectric power project has recently expired; failure to renew the power purchase agreement could result in a reduction or complete loss of revenues from the hydroelectric power project, which would have a materially adverse effect on our revenues, results of operations and net cash used in operating activities.
          Our power purchase agreements with the local grids to which our hydrolectric power projects are connected generally have terms of one to five years. Some of these agreements provide for automatic renewal while others do not. Our Wangkeng hydroelectric power project power purchase agreement expired as of December 31, 2009 and did not provide for automatic renewal. We are in the process of negotiating a new power purchase agreement for the project and expect to have an agreement signed by end of May 2010. During the current renegotiation process, we have continued to supply power to the local power grid and to receive payment from the local power grid as if the expired power purchase agreement was still in effect. If we should be unable to renegotiate a power purchase agreement with the local grid, it is unlikely we would be able to obtain alternative customers for the power generated by the project, as only one grid is available to each hydroelectric power project and there are no neighboring industrial sites ready to take up the power.
We depend on the experience of our executive officers and our business may be severely disrupted in the event that we lose their services and are unable to find replacements with comparable experience and expertise.
          We believe that our future success is dependent upon the continued services of our executive officers, as we rely on their industry experience and expertise in our business operations. In particular, we rely heavily on John D. Kuhns, our Chairman and Chief Executive Officer, Dr. You-Su Lin, Chairman of Beijing A.B.C. Investment, “James” Tie Li, our Chief Financial Officer and Executive Vice President, and Wu Gan, President and General Manager of Beijing A.B.C. Investment, for their business vision, management skills and technical expertise in the hydroelectric industry as well as their working relationships with many of our potential acquisition targets, the power grids we service and other participants in the hydroelectric industry. We do not maintain key-man life insurance for any of our executive officers. If any of these executive officers were unable or unwilling to continue in their present positions, or if they left our company, we may not be able to replace them with comparably skilled executives, which would cause severe disruption to our ability to manage our business. Each of our executive officers has entered into an employment or other agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes were to arise with respect to such agreement, even if the executive left our company to join or form a competing entity, we cannot assure you of the extent to which such person’s agreement could be enforced in China because the Chinese legal system, especially with respect to the enforcement of such provisions, is still developing. If we are unable to retain or replace our key personnel and other key employees, we may not be able to implement our business strategy and our financial condition and results of operations may be materially and adversely affected.
We will need additional funding to accomplish our growth strategy and may be unable to raise capital on terms favorable to us or at all, which could increase our financing costs, dilute your ownership interests, affect our business operations or force us to delay, reduce or abandon our growth strategy.
     Our growth strategy is to acquire and develop additional hydroelectric power projects in China and expand those projects with potential for expansion. To successfully implement this growth strategy, we will need to raise additional funds. Our ability to arrange financing and the cost of such financing are dependent on numerous factors, including but not limited to:
•	general economic and capital market conditions;

•	the availability of credit from banks or other lenders;

•	investor confidence in us; and

•	the continued performance of our hydroelectric power projects.
          We cannot predict when, if ever, our operations will generate sufficient cash flows to fund our capital investment requirements. Until they do, we will be required to finance our cash needs through public or private equity offerings, bank loans or other debt financing, or otherwise. We currently intend to increase our levels of debt financing to optimize our capital structure. There can be no assurance that international or domestic financing for future power plant acquisitions, development and expansion of existing hydroelectric power projects will be available on terms favorable to us or at all, which could force us to delay, reduce or abandon our growth strategy, increase our financing costs, or both.
          Additional funding from debt financings may make it more difficult for us to operate our business because we would need to make principal and interest payments on the indebtedness and may be obligated to abide by restrictive covenants contained in the debt financing agreements, which may, among other things, limit our ability to make business and operational decisions and pay dividends. Furthermore, raising capital through public or private sales of equity to finance acquisitions or expansion could cause earnings or ownership dilution to your shareholding interests in our company.
Assumptions applied to our investment analyses and feasibility studies may not be accurate, and thus our actual return on investments, operational results, and overall growth may be materially and adversely affected.
          In performing investment analysis and feasibility studies for our acquisition and development targets, we consider factors such as: (i) demand for power and growth potential in the province where the hydroelectric power projects is located, (ii) increase in power generation capacity in the locality, (iii) the average tariff of hydroelectric power projects of similar types and capacity, (iv) quality of transmission systems to the local power grids, (v) facilities and technology at the power plant and (vi) ability to retain existing debt financing for the plant or obtain new financing. However, much of the information we rely on in preparing these analyses is provided by the sellers of the plants. With the rapid development of the PRC hydroelectric power industry in recent years, there is some increased risk of plants being built based on inaccurate or incomplete technical data. As a result, the assumptions we use to perform our internal investment analyses and feasibility studies may not be accurate or complete. If any one of our observations or assumptions, or a combination thereof, proves to be inaccurate, then our estimated returns on investments, operational results and our overall growth may be materially adversely affected.
The operations of our hydroelectric power projects may be adversely affected by the failure of key equipment, civil structures or transmission systems, which could result in lost revenues, increased maintenance costs and our owing damages to our customers for lost revenues.
          The breakdown of generation equipment or failure of other key equipment or of a civil structure in one or more of our hydroelectric power projects could disrupt the generation of electricity and result in revenues being lower than expected. Further, any breakdown or failure of one or more of our transmission systems could disrupt transmission of electricity by a power plant to the power grid. We have in the past experienced an equipment breakdown at two of our hydroelectric power projects, resulting in temporary suspensions of electricity generation and distribution. Repair of such breakdowns may take one or two days or up to a month, depending on the nature of the problem and availability of spare parts. In addition, if the problem is related to the grid, we will not be able to dispatch our power until the grid carries out the necessary repairs. A portion of the generation facilities that we have acquired, or may acquire in the future, were, or may have been, constructed many years ago. Older generating equipment may require significant capital expenditure to keep it operating efficiently. Such equipment is also likely to require periodic upgrading and improvement. Breakdown or failure of one of our plants also may prevent us from performing under the applicable power sales agreement which, in certain situations, could result in termination of the agreement or incurring liability for liquidated damages. These events may reduce our ability to generate power, resulting in loss of revenues and increased maintenance costs.
Our power generating operations may be adversely affected by operational risks, which may result in uninsured losses.
          Operating hydroelectric power projects involves many risks and hazards which may be beyond our control and could cause significant business interruptions, personal injuries and property or environmental damage, and could increase power generating costs at affected hydroelectric power projects for an unknown duration. These risks include but are not limited to:
•	failure of power transmission systems;

•	unexpected maintenance or technical problems;

•	human error;

•	failure of our mechanical, software or monitoring systems; and

•	industrial accidents.
          The occurrence of any of these events, and the consequences resulting from them, may not be covered adequately or at all by our insurance policies. We do not currently carry any third-party liability insurance, business interruption insurance or insurance covering environmental damage arising from accidents on our property or relating to our operations. See “Information on the Company — Insurance”. Uninsured losses incurred or payments we may be required to make may have a material adverse effect on our results of operations and financial condition.
Our operations may be interrupted by realization of unexpected risks or difficulties in integrating acquired businesses, which could interrupt our existing business and materially and adversely affect our results of operations.
     Our continued growth and ability to leverage our management expertise depend on the successful implementation of our acquisition strategy. We cannot assure you that any particular acquisition will produce the intended benefits. For instance, if we fail to integrate an acquired project into our operations successfully, or the synergies expected from an integration ultimately fail to materialize, then our existing business operations may be interrupted. We may have as a result expended significant management time, capital and other resources to the transaction, which interrupted our existing business operations.
     Risks which may be incurred through acquisitions include, but are not limited to:
•	potential construction or engineering problems which may expose us to severe economic loss or legal liabilities and require substantial expenditure from us to remediate;

•	unforeseen or hidden liabilities, including exposure to legal proceedings, associated with newly acquired companies;

•	failure to generate sufficient revenues to offset the costs and expenses of acquisitions;

•	potential impairment losses and amortization expenses relating to goodwill and intangible assets arising from any of such acquisitions, which may materially reduce our net income or result in a net loss; and

•	possible contravention of Chinese regulations applicable to such acquisitions.
Any one or a combination of the above risks could interrupt our existing business and materially adversely affect our results of operations.
Our growth strategy is dependent upon our ability to manage our growth effectively which, if unsuccessful, could result in a material adverse impact on our financial condition and results of operations.
          Our business and operations have been expanding rapidly. The success of our growth strategy depends in part upon our ability to manage our rapid growth, including, for example, our ability to assimilate management of acquired plants into our own management structure, to hire, train, supervise and manage new employees, to establish and maintain adequate financial control and reporting systems and other systems and processes, and to manage a rapidly growing and much larger operation. We cannot assure you that we will be able to:
•	expand our systems and processes effectively or efficiently or in a timely manner;

•	allocate our human resources optimally or reduce headcount without experiencing community protest, strike or other social unrest;

•	identify and hire qualified employees or retain valued employees;

•	incorporate effectively hydroelectric power projects in various stages of development that we may acquire;

•	maintain good relationship with power grids; or

•	centralize and improve the efficiency of the management and operations of the hydroelectric power projects acquired.
          If we fail to effectively manage our growth, then our financial condition and results of operations could be materially adversely affected.
On-grid tariffs are set based on regulatory guidance, actual supply of electricity to a power grid and regional demand for electricity, and changes in these factors may materially and adversely affect our results of operations.
          We make all of our electricity sales to power grids and such sales are subject to on-grid tariffs. Since April 2001, the Chinese government has gradually implemented a new on-grid tariff setting mechanism based on the actual costs of power projects as well as the average costs of comparable power projects that were constructed during the same period within the same provincial power grid. This on-grid tariff setting mechanism was intended to replace the old mechanism for setting on-grid tariffs for planned output. Based on our experience, the determination of such average costs usually takes into consideration such factors as:
•	construction costs, which vary according to the installed capacity of the individual power projects;

•	operating and administrative expenses;

•	maintenance and repair costs of power projects; and

•	interest expense on outstanding debts.
          Based on the factors listed above, we receive lower tariffs in comparison to thermal power projects because we have (i) minimal fuel costs and (ii) lower operating and capital construction costs. Any future reductions in our tariffs, or inability to obtain higher tariffs, for example, to cover any increased costs we may have to incur, as a result of the on-grid tariff-setting mechanism or a change to such on-grid tariff-setting mechanism may adversely affect our revenues and profits. In some regions we negotiate annually with the local grid operators the on-grid tariff for our power before applying to the government for approval of the tariff, while in other regions the tariff is set by agreement between the power grid and the government.
          In addition, the price for electric power sold to end consumers is fixed in China because the sales price of electricity is uniformly formulated by the National Development and Reform Commission. Thus, we must estimate the price at which the National Development and Reform Commission will allow power grids to sell electricity and set our prices so that, from the power grids’ perspective, their cost for our electricity is acceptable when considered with the costs of other power producers on the grid. Thus, although our on-grid tariffs are lower than those for thermal power projects, the tariff levels we obtain from local grids may still be impacted by changes in the cost of generating thermal power and actual regional demand for power. In addition, if demand for electricity rises beyond expectations, then we cannot raise our prices accordingly to benefit from the increased demand. If actual sales prices are significantly below our estimates for such sales prices, then our financial condition and results of operations may be materially and adversely affected.
If less than all of the electricity we generate is dispatched by the grids, our future revenues will be reduced.
          Our profitability depends, in part, upon each of our hydroelectric power projects generating electricity at a level sufficient to meet or exceed the planned generation agreed with our local dispatch company, which in turn will be subject to local demand for electric power and dispatching to the grids by the dispatch centers of the local grid companies.
          The dispatch of electric power generated by a power project is controlled by the dispatch centers of the applicable grid companies pursuant to a dispatch agreement with us and pursuant to governmental dispatch regulations. In each of the markets in which we operate, we compete against other power projects for power sales, and dispatch is allocated based on actual demand from the grid. No assurance can be given that the dispatch centers will dispatch the full amount of the planned generation of our power projects. A reduction by the dispatch centers in the amount of electric power dispatched relative to our hydroelectric power projects’ planned generation could have a material adverse effect on our power generation and thus reduce our revenues.
Compliance with environmental regulations can be costly, and we may become subject to further environmental compliance requirements in connection with our operations, which could materially and adversely affect our results of operations and financial condition.
          We are required to comply with PRC national and local regulations regarding environmental protection for the construction and operation of our hydroelectric power projects. For all of our existing hydroelectric power projects, we have applied for all the environmental permits that are necessary under current PRC laws and regulations to conduct our business, but have not obtained some of the environmental permits from the relevant governmental authorities yet. Furthermore, to the extent that our existing hydroelectric power projects may have been in compliance with PRC environmental protection laws and regulations at the time they were constructed, we cannot assure you that the PRC government will not require retroactive application of current laws and regulations to such old plants. Compliance with environmental regulations can be very expensive, and non-compliance with these regulations may result in adverse publicity, potentially significant monetary damages and fines and suspension of our business operations. In addition, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with any future environmental regulations, we may be required to pay substantial fines, suspend production or even cease operations. We do not carry any insurance for damages resulting from failure to comply with environmental regulations.
          In addition, China currently has no minimum flow requirements such as those that have been implemented by other countries that employ hydroelectric power. The purpose of minimum flow requirements is to ensure that there is enough water upstream and downstream for other users, and for navigation, fish and other wildlife. China may implement minimum flow requirements in the future, and to the extent we do not have sufficient water supply due to such minimum flow requirements, we may have to reduce our power generation or cease operation of the affected plants, as a result of which our results of operations and financial condition would be materially and adversely affected.
Our business and business prospects rely in part on policy support from the PRC government, and our financial condition and results of operations may be materially and adversely affected if we lose such support.
          National, provincial and local governments in China support the expansion of hydroelectric power, which eases the approval process for facility acquisition, construction and financing. Under the PRC Renewable Energy Law, Catalogue for the Guidance of Foreign Investment Industries, the Eleventh Five-year Plan of the Development of Renewable Energy Resources and other relevant laws, expansion of both large- and small-scale hydroelectric power production is one of the priorities for the development of the nation’s power supply, and foreign investment in the sector is encouraged. We currently enjoy several types of government support, including provision of bank loans, sometimes at lower interest rates than those borne by other private companies, policy support for local grids to purchase all the power we generate and lower levels of VAT levied on small hydropower production in some provinces where we have operations. If for any reason, such as development of new energy production technologies or migration to other renewable energy sources, China removes such policy support, our financial condition and results of operations may be materially and adversely affected.
Competition in the PRC power industry may increase, and our results of operations and growth prospects may be materially and adversely affected if we are unable to compete effectively.
          We compete in the Chinese domestic market with other PRC power generation companies. The five biggest power companies in China, namely, China Huaneng Group, China Datang Group, China Huadian Group, China Guodian Group and China Power Investment Group, collectively operated 44.9% of China’s total power generation installed capacity by the end of 2008, according to the State Electricity Regulatory Commission, and the 28 largest power companies in China collectively operated 68.3%. These power companies and a number of other power producers have substantially greater financial, infrastructure or other resources than we do. We may also face competition from new entrants to the hydropower industry having business objectives similar to ours, including venture capital and private equity funds, leveraged buyout funds, and other operating businesses that may offer more advanced technological capabilities or that have greater financial resources. The ability of our competitors to access resources that we cannot access may prevent us from acquiring additional hydropower projects in strategic locations or from increasing our generating capacity. There is also increasing competition among operating power projects for increases in dispatched output, higher on-grid tariffs and land use rights. If we are unable to compete successfully, our growth opportunities to increase generating capacity may be limited and our revenue and profitability may be adversely affected. In recent years, the ongoing reform of the PRC power industry has included experimental programs to set on-grid tariffs through competitive bidding among thermal power projects. The tariffs determined by competitive bidding may be lower than the pre-approved tariffs for planned output. In the future, competitive bidding may extend to hydroelectric power projects and further increase price competition among domestic power generation companies. We cannot assure you that increased competition in the future will not have a material adverse effect on our results of operations and growth prospects.
Our business depends on the competitiveness of hydroelectric power generation in relation to other forms of electric power generation. Fewer hydroelectric power projects may be built and less electricity from hydroelectric power sources may be sold if fossil fuel prices decline significantly or if other renewable energy sources become less expensive than hydroelectric power, either of which could have a material adverse effect on our results of operations, financial condition and growth prospects.
          The demand for power projects that produce electricity from renewable energy sources such as water depends in part on the cost of generation from other sources of energy. The terms under which supplies of petroleum, coal, natural gas and other fossil fuels, as well as uranium, can be obtained are key factors in determining the economic interest of using these energy sources rather than renewable energy sources. The principal energy sources in competition with renewable energy sources are petroleum, coal, natural gas and nuclear energy. The record price levels for fossil fuels, in particular, petroleum and natural gas, enhanced the price competitiveness of electricity from renewable energy sources in 2008. A decline in the competitiveness of electricity from renewable energy sources in terms of cost of generation, technological progress in the exploitation of other energy sources, discovery of large new deposits of oil, gas or coal, or the recent decline in prices of those fuels from historically high levels, could weaken demand for electricity generated from renewable energy sources.
          In the renewable energy sector, competition primarily exists with regard to factors such as bidding for available sites, performance of sites in generation, quality of technologies used, price of power produced and scope and quality of services provided, including operation and maintenance services. A decline in the competitiveness of electricity generated from hydroelectric sources in terms of such factors could weaken demand for hydroelectric power. Should hydroelectric power production become uncompetitive with other forms of renewable energy production, or if fossil fuel production becomes more cost competitive, the construction of hydroelectric power projects may slow, thus reducing our pool of potential acquisition targets and limiting our ability to grow our operations.
Certain of our operating subsidiaries are parties to loan agreements that provide for lender rights that may adversely affect our ability to operate our business and restrict our ability to pay dividends and we could be materially adversely affected if our lenders accelerate our debt due to our current or future failures to comply with our loan agreements.
          Pursuant to loan agreements to which certain of our operating subsidiaries are a party, our lenders have rights that include the following: (i) restricting the borrower during the term of the loan from undertaking any shareholding change or restructuring without obtaining prior approval of the lender; (ii) restricting the borrower from undertaking investment, asset transfer or pledging or mortgaging its assets without obtaining prior approval of the lender; (iii) restricting the borrower from paying dividends until the loan is fully repaid; and (iv) placing the borrower’s power generation revenues into escrow until the loan is repaid. These restrictions may prevent us from disposing of or restructuring the ownership of our hydroelectric power projects, and limit the funds available to pay dividends to our shareholders.
          In addition, during the year ended December 31, 2009, our Wuliting and Yingchuan hydroelectric power projects were not in compliance with certain covenants relating to use of loan proceeds contained in the loan agreements to which they are parties. As a result, we consider the aggregate balance in the amount of $32.6 million of these loans to be callable and reclassified the balance from long term loans to current portion of long term loans as of December 31, 2009 and recorded an interest expense in the amount of $0.2 million related to penalty charges for the noncompliance for the year ended December 31, 2009. We could be materially adversely affected if our lenders accelerate our debt due to our current or future failures to comply with our loan agreements.
Planning, construction, acquisition and operation of our hydroelectric power projects require us to obtain and maintain a significant number of permits and approvals from PRC government agencies, some of which we have not obtained or were not transferred to us upon project acquisition. Failure to obtain these permits and approvals could result in significant fines and our loss of the right to develop or operate those assets, which would materially and adversely affect our future growth plans and results of operations.
          The planning, construction, acquisition and operation of small hydroelectric power projects in China requires permits and approvals to be obtained and maintained under different regulatory schemes administered by a wide range of PRC government agencies. Many of the completed projects we have acquired have not historically obtained or have failed to maintain all of those permits required for their operation, and in some cases permits that were obtained have not been transferred to us following our acquisition of the plant. Furthermore, the development rights we have obtained or may obtain are, in most cases, for projects that have not yet received planning and other permits. We believe we have applied for the grant, transfer or renewal, as applicable, of all permits and approvals required to develop and operate our hydroelectric power projects. However, our applications with respect to one or more projects may be rejected and we may be fined for failure to timely obtain permits and approvals for any of those projects. Failure to obtain missing permits and approvals may in certain cases result in significant fines or the government authorities requiring us to cease operation of our hydroelectric power projects, or unwind the acquisition of the project, any of which would materially and adversely affect our future growth plans and results of operations. Failure to obtain permits and approvals for our development projects may result in our inability to complete and operate the project, or our being subject to penalties and fines upon completion of the project, either of which could materially and adversely affect our future growth and results of operations.
Our operations in China are extensively regulated by the PRC government and our costs associated with compliance with such regulations are substantial. Our results of operations and future growth prospects may be materially and adversely affected by future changes in government regulations and policies.
          All of our hydroelectric power projects in China are subject to extensive regulation by the PRC governmental authorities, including central governmental authorities such as the Ministry of Commerce, the State Administration for Industry and Commerce, the National Development and Reform Commission, the State Electricity Regulatory Commission, the State Administration of Taxation, the Ministry of Environmental Protection, the Ministry of Communications and Transportation, the Ministry of Water Resources, the Ministry of Land and Resources and the Ministry of Housing and Urban-Rural Development, as well as their provincial and local counterparts. Government regulations address virtually all aspects of our operations, including, among others, the following:
•	planning and construction of new power projects;

•	the granting of power generation, dispatch and supply permits;

•	the amount and timing of power generation;

•	the setting of on-grid tariffs paid to power producers and power tariffs paid by consumers of electricity;

•	power grid control and power dispatch, including the setting of preferential policies for the dispatch of renewable energy generated power;

•	allocation of water resources and control of water flows;

•	environmental protection and safety standards;

•	acquisitions by foreign investors; and

•	taxes, in particular Enterprise Income Tax and Value Added Tax.
          Our costs of compliance with, and reliance on, this regulatory system is significant to our business. An increase in the cost of compliance could increase our operating costs and expenses and materially and adversely affect our results of operations. Moreover, policy movements against renewable energy power producers could limit our opportunities for growth and materially and adversely affect our revenues.
The transfer of state-owned assets in China is subject to approval by authorities in charge of state-owned assets administration and supervision. Any failure by us or prior owners of our projects to comply with PRC laws and regulations in respect of the transfer of state-owned assets may result in the imposition of fines or forfeiture of our projects.
          We have acquired a total of thirteen operating hydroelectric power projects and will continue to carry out our acquisition strategy in China. Some of our projects were previously state-owned assets. Under PRC law, the transfer of state-owned assets is subject to strict procedures and approvals. We believe we have complied with all requisite procedures in acquiring state-owned assets, namely our Shapulong hydroelectric power project. However, if a previous transferor of state-owned assets failed to comply with relevant PRC law, the transfer of the state-owned assets may be reversed by the government or fines may be levied. In such circumstances, we will have a legal right to recover our investment in the assets, but we may not be able to recover from the relevant parties, which could result in a loss of power generation plants, loss of revenues and a significant increase in operating costs.
Acquisition of state-owned assets involves a public bidding process and failure to win the bids for our state-owned target companies or equity interests therein may limit our future growth and the control of our existing projects.
          Under PRC law, we are required to bid for the acquisition of state-owned assets that we wish to acquire. We typically negotiate the terms of the sale with the state-owned seller prior to the bidding process, however, we may not be successful in the bid and may fail to obtain the project as a result. To the extent we seek in the future to acquire state-owned assets, we will need to follow this process, and may not be successful in obtaining the target business. To the extent we are unsuccessful in our bids for these state-

owned interests, our future growth and the ability to control our existing projects may be materially and adversely affected.
Certain of our acquisitions have not obtained approval from the local counterparts of the National Development and Reform Commission, which could result in our being required to subsequently obtain the approval, losing preferential tax treatments and other preferential government support, or being ordered to cease operation of the subject hydroelectric power project.
          In accordance with relevant PRC laws and regulations, acquisitions involving foreign investment require approval from the National Development and Reform Commission, or its local counterparts. Certain of our acquisitions of hydroelectric power projects have not procured approvals from the local counterparts of the National Development and Reform Commission, despite having obtained approvals from relevant local counterparts of the Ministry of Commerce. We are in the process of making applications to the relevant local counterparts of the National Development and Reform Commission to obtain these approvals, however, no assurance can be given that we will successfully obtain all approvals from them. We have in some instances approached the local counterparts of the National Development and Reform Commission to apply for these approvals, but have been told by the government agency that it is not necessary for our projects to obtain these approvals. Failure to obtain any of the approvals may have a material adverse effect on our business operations, including our being required to subsequently obtain the approval, losing preferential tax treatments and other preferential government support, or being ordered to cease operation of the subject hydroelectric power project.
We have not obtained formal title certificates to some of the properties we occupy, which may subject us to lawsuits or other actions being taken against us and may result in our loss of the right to operate on these properties and increased operating expenses.
          We have not obtained formal title certificates in respect of the land that we use at the Wuliting, Zhougongyuan and Binglangjiang II hydroelectric power projects with a total area of 711,366.5 m2. We are in the process of completing the legal procedures for obtaining the relevant title certificates for the parcels of land and buildings involved and registering them in the name of our operating companies. However, we may not be able to obtain all of the formal title certificates. While we are indemnified by certain predecessors of our operating companies for any losses or expenses that we may suffer from these title defects, our rights as owner or occupier of these properties and buildings may be adversely affected as a result of the absence of formal title certificates and we may be subject to lawsuits or other actions taken against us and may lose the right to continue to operate on these properties.
          In addition, certain of the land use rights currently held by us were obtained by way of allocation by the PRC government without charge. These parcels of land at the Shapulong, Banzhu, Wangkeng, Liyuan, Ruiyang, Yuheng and Yingchuan sites are used as workshops, dams and reservoirs, and have a total area of 7,438,550.0 m 2 . The PRC central or local governments may in the future require us to re-obtain such land use rights by way of grant by the government or require us to pay site use fees. In the event that we are required to obtain the land use rights by way of grant, we will be obligated to enter into state-owned land use rights grant contracts with the competent land administration authorities and pay relevant taxes and fees, including but not limited to land premiums in accordance with relevant PRC laws and regulations. These taxes and fees for obtaining land use rights may be significant and if we are required to pay these amounts our operating expenses could be significantly increased.
Certain of our existing hydroelectric power projects have not passed the completion acceptance procedure, which could result in the imposition of fines or the closure of non-permitted hydroelectric power projects.
          In accordance with relevant PRC laws and regulations, hydroelectric power projects are required to pass a completion acceptance procedure. Currently, only seven of our thirteen projects have passed the completion acceptance procedure. Six of our existing hydroelectric power projects have not passed the completion acceptance procedure and they may not successfully pass the completion acceptance procedure in the future. We expect five will complete the procedure in June 2010 and the remaining two will complete the procedure by December 2010. Failure by any of our existing projects to pass completion acceptance procedure could result in the government imposing fines or ordering us to shut down such hydroelectric power projects.
Our executive officers may allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our business and operations, which could materially and adversely affect our ability to manage our operations.
          John D. Kuhns, our Chairman and Chief Executive Officer, Dr. You-Su Lin, the Chairman of Beijing A.B.C. Investment, “James” Tie Li, our Chief Financial Officer and Executive Vice President, Mary E. Fellows, our Executive Vice President and Corporate Secretary and Fang Chen, Vice President and Controller of Beijing A.B.C. Investment, are, to varying degrees, currently pursuing other business interests. This may result in a conflict of interest in allocating their time between our operations and other businesses. If our officers’ other business affairs require them to devote substantial amounts of time to such affairs, it could limit their ability to devote time to our business and operations, which could materially adversely affect our ability to manage our operations.

Our directors and officers may in the future become affiliated with entities engaged in business activities similar to those conducted by us and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented, which could limit the business growth opportunities for our company.
          Following a period of one year from the date of our initial public offering, our directors and officers may become affiliated with entities engaged in business activities similar to those conducted by us. Additionally, our directors and officers may become aware of business opportunities which may be appropriate for presentation to us as well as to the other entities with which they are or may be affiliated. Due to these existing affiliations, they may have fiduciary obligations or contractual obligations to present potential business opportunities to those entities prior to presenting them to us. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. The loss of these business opportunities could limit the growth of our company.
If a poll is not demanded at our shareholder meetings, voting will be by a show of hands and shares will not be proportionately represented. Shareholder resolutions may be passed without the presence of the majority of our shareholders in person or by proxy.
          Voting at any of our shareholder meetings is by a show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or by any three shareholders present in person or by proxy or by any shareholder(s) holding 1/10 of the total voting rights of shareholders present at the meeting. If a poll is demanded, each shareholder present in person or by proxy will have one vote for each ordinary share registered in his name. If a poll is not demanded, voting will be by show of hands and each shareholder present in person or by proxy will have one vote regardless of the number of shares registered in his name. In the absence of a poll, shares will therefore not be proportionately represented. In addition, the quorum required for our shareholder meetings consists of shareholders who hold at least one-third of our ordinary shares being present at a meeting in person or by proxy. Therefore, subject to the requisite majorities, shareholder resolutions may be passed at our shareholder meetings without the presence of the majority of our shareholders in person or by proxy.
Our independent registered public accounting firm has identified material weaknesses and control deficiencies in our internal control over financial reporting. If we are unable to correct these weaknesses and deficiencies, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our securities may be adversely affected.
          Prior to our initial public offering, we had been a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. In connection with the audit of our consolidated and other financial statements included in this annual report, we and our independent registered public accounting firm identified the following control deficiencies, which amounted to “material weaknesses” as defined under the standards established by the Public Company Accounting Oversight Board: (i) insufficient U.S. GAAP qualified accounting and finance personnel and (ii) ineffective process for documenting and applying key accounting policies and procedures.
          To remediate these material weaknesses, we have undertaken to improve our internal controls, including the following:
•	identifying and hiring additional personnel with U.S. GAAP and SEC reporting experience;

•	providing training to our finance personnel to improve their knowledge of U.S. GAAP and SEC reporting requirements;

•	holding regular meetings of the audit committee and resuming regular communication between the committee and our independent registered public accounting firm;

•	establishing an internal audit function;

•	establishing anonymous whistleblower systems for reporting violations of our governance policies, including policies regarding internal controls;

•	putting in place a centralized financial reporting software system in our headquarters, management centers and operating projects; and

•	engaging external professional consultants to assess the entity level internal controls over financial reporting using the COSO internal control framework. We have also begun to formulate policies relating to internal control over financial reporting, including the preparation of a comprehensive accounting policies and procedures manual, containing, among other things, detailed, expanded closing checklists, to guide our financial personnel in addressing significant accounting issues and assist them in preparing financial statements in compliance with U.S. GAAP and SEC requirements.

          Following our initial public offering, we have become a public company in the United States and are subject to the Sarbanes-Oxley Act of 2002 and applicable rules and regulations thereunder. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2010. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent review, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.
          During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify additional deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.
Compliance with rules and requirements applicable to public companies may cause us to incur additional costs, and any failure by us to comply with such rules and requirements could negatively affect investor confidence in us and cause the market price of our securities to decline.
          As a new public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules adopted by the SEC and the NYSE, have required changes in the corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public-company reporting requirements, and such personnel may command high salaries. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
Risks Relating to Doing Business in China
Adverse changes in PRC economic and political policies could have a material adverse effect on the overall economic growth of China, which could reduce the demand for electricity and materially and adversely affect our business.
          Our operating businesses are based in China and all of our power sales are made in China. As such, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. China economy differs from the economies of most developed countries in many aspects, including:
•	the level of government involvement;

•	the level of development;

•	the growth rate;

•	the level and control of capital investment;

•	the control of foreign exchange; and

•	the allocation of resources.
          While the Chinese economy has grown significantly in the past two decades, the growth has been uneven geographically, among various sectors of the economy and during different periods. We cannot assure you that the Chinese economy will continue to grow or to do so at the pace that has prevailed in recent years, or that if there is growth, such growth will be steady and uniform. In addition, if there is a slowdown, such slowdown could have a negative effect on our business. For example, the Chinese economy experienced high inflation in the second half of 2007 and the first half of 2008. China’s consumer price index increased by 7.0% during the nine months ended September 30, 2008 as compared to the same period in 2007. To combat inflation and prevent the economy from overheating, the PRC government adopted a number of tightening macroeconomic measures and monetary policies. Due in part to the impact of the global crisis in financial services and credit markets and other factors, the growth rate of China’s gross domestic product as measured against the same period of the previous year decreased to 7.1% in the first half of 2009, down from 10.4% in the first half of 2008. Beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies, including reducing interest rates and decreasing the statutory reserve rates for banks. In addition, in November 2008 the PRC government announced an economic stimulus package in the amount of $586 billion. It is uncertain whether the various macroeconomic measures, monetary policies and economic stimulus packages adopted by the PRC government will be effective in restoring or sustaining the fast growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long term, may have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments.
          Although the Chinese economy has been transitioning from a planned economy to a more market-oriented economy, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by China government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of investments and expenditures in China, which in turn could lead to a reduction in demand for electricity and consequently have a material adverse effect on our businesses.
Interpretation of PRC laws and regulations involves uncertainty.
          We are incorporated in Cayman Islands and are subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned companies. All of our operating businesses are located within China and are governed by PRC laws and regulations. The PRC legal system is based on written statutes, and prior court decisions can only be used as a reference. Since 1979, the PRC government has promulgated laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, due to the fact that these laws and regulations have not been fully developed, and because of the limited volume of published cases and the non-binding nature of prior court decisions, interpretations of PRC laws and regulations are not always uniform and involves a relatively high degree of uncertainty. Laws may be changed without being immediately published or may be amended with retroactive effect. Depending on the government agency or how an application or case is presented to such agency, we may receive less favorable interpretations of laws and regulations than certain of our competitors. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
The new Antimonopoly Law may subject our future acquisitions to increased scrutiny, which could affect our ability to consummate acquisitions on terms favorable to us or at all.
          The Antimonopoly Law of China became effective on August 1, 2008. The law was enacted in part to guard against and cease monopolistic activities, and to safeguard and promote orderly market competition. In accordance with the law, monopolistic acts shall include monopolistic agreements among business operators, abuse of dominant market positions by business operators and concentration of business operators that eliminates or restricts competition or might be eliminating or restricting competition.
          On August 3, 2008, the State Council promulgated the Regulations on the Thresholds for Reporting of Concentration of Business Operators, or the Reporting Threshold Regulations, which provide specific thresholds for reporting of concentration of business operators. Under the Antimonopoly Law and the Reporting Threshold Regulations, the parties to an acquisition must report to the Ministry of Commerce in advance if in the preceding accounting year the turnover in the aggregate achieved by all the parties to the transaction exceeds RMB10.0 billion ($1.5 billion) worldwide or RMB2.0 billion ($0.3 billion) within China, and the turnover achieved by at least two of them respectively exceeds RMB400.0 million ($58.6 million) within China. However, the Ministry of Commerce has the right to initiate investigation of a transaction not reaching the above-mentioned reporting thresholds if the Ministry of Commerce has evidence that the transaction has or may have the effect of excluding or restricting competition. The antitrust scrutiny procedures and requirements set forth in the Antimonopoly Law and the Reporting Threshold Regulations grant the government extensive authority of evaluation and control over the terms of acquisitions in China by foreign investors, and their implementation involves significant uncertainties and risks. To the extent our future acquisitions meet the threshold requirements set forth in the law and the Reporting Threshold Regulations, or are deemed by the Ministry of Commerce to meet the thresholds, we will be subject to antimonopoly review. The consummation of our future acquisitions could therefore be much more time-consuming and complex, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or prevent the consummation of such acquisitions, and prevent us from attaining our business objectives.
A newly enacted PRC tax law could increase the enterprise income tax rate applicable to our operating businesses in China, which could have a material adverse effect on our results of operations.
          On March 16, 2007, the new PRC Enterprise Income Tax law, or EIT Law, was enacted, which became effective on January 1, 2008 and replaced the previous two separate tax legal regimes for foreign invested enterprises, or FIEs, and Chinese domestic companies. The EIT Law adopts a uniform tax rate of 25% for all enterprises, including FIEs, and revokes many of the previous tax exemption, reduction and preferential treatments which were applicable to FIEs. However, any enterprises that were established before the promulgation of the EIT Law that are entitled to preferential tax treatments for a fixed period will continue to be entitled to such preferential tax treatments until the expiration of such period. If the fixed period has not commenced because of losses, it shall be deemed to commence on January 1, 2008. In addition, certain qualified high-technology enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they meet the criteria of “high and new technology enterprises strongly supported by the State.” As a result, the applicable tax rate to certain of our existing PRC operating businesses have increased from 15% to the unified tax rate of 25% under the EIT Law.
          Moreover, the EIT Law provides that a withholding income tax rate of 20% will be applicable to dividends payable to foreign investors that are “non-resident enterprises” to the extent such dividends have their source within China unless the jurisdiction of such foreign investor has a tax treaty with China that provides a different withholding arrangement. The implementing regulations to the EIT Law subsequently reduced this withholding income tax rate from 20% to 10%.
We may be deemed a PRC resident enterprise under the EIT Law and be subject to PRC taxation on our worldwide income.
          The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations to the EIT Law issued by the State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. At present, the PRC tax authorities have not issued any guidance on the application of the new EIT Law and its Implementation Regulations on non-Chinese enterprises or non-Chinese group enterprises and their controlled entities. As a result, it is unclear what factors will be used by the PRC tax authorities to determine whether we are a “de facto management body” in China. A substantial number of our management personnel are located in the PRC, and all of our revenues arise from our operations in China. However, we do recognize some interest income and other gains from our financing activities outside China. If the PRC tax authorities determine that we are a PRC resident enterprise, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the new EIT Law also provides that, if a resident enterprise already invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested resident enterprise are exempt from income tax, subject to certain qualifications. Therefore, if we are classified as a resident enterprise, the dividends received from our PRC subsidiaries may be exempt from income tax. However, due to the short history of the EIT Law, it is unclear as to (i) the detailed qualification requirements for such exemption and (ii) whether dividend payments by our PRC subsidiaries to us will meet such qualification requirements, even if we are considered a PRC resident enterprise for tax purposes.
Interest and dividends payable by us to our foreign investors and gain on the sale of our ADSs, warrants or ordinary shares may become subject to withholding taxes under PRC tax laws, which may materially and adversely affect your investment in our securities.
          Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in China, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within China. Similarly, any gain realized on the transfer of ADSs, warrants or ordinary shares by such investors is also subject to 10% PRC withholding tax if such gain is regarded as income derived from sources within China. If we are considered a PRC “resident enterprise,” it is unclear whether the interest or dividends we pay with respect to our securities, or the gain our non-PRC shareholders or ADS or warrant holders may realize from the transfer of our ordinary shares or other securities, would be treated as income derived from sources within China and be subject to PRC tax.
          If we are required under the EIT Law to withhold PRC income tax on interest or dividends payable to our non-PRC shareholders that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our securities, the value of your investment in our securities may be materially adversely affected.

We rely principally on dividends and other distributions on equity paid by our operating businesses in China, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.
          We are a holding company and we rely principally on dividends and other distributions on equity paid by our operating businesses in China for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If our operating businesses incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. We currently expect to permanently reinvest the earnings of our operating businesses in China and have no plan to cause our operating businesses to make a dividend distribution to us.
          As entities established in China, our operating businesses are subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. For each of our operating businesses that is a Sino-foreign joint venture enterprise, it may not distribute its after-tax profits to us if it has not already made contributions to its reserve fund, enterprise development fund and employee bonus and welfare fund at percentages that are decided by its board of directors. For each of our operating businesses that is a wholly foreign-owned enterprise, it may not distribute its after-tax profits to us if it has not already made contributions to its employee bonus and welfare fund at a percentage that is decided by its board of directors and to its reserve fund at a rate of no less than 10% of its net profit. A wholly foreign-owned enterprise is required to continue making contributions to its reserve fund until such fund reaches 50% of its registered capital. These reserve funds may not be distributed as cash dividends. The total amount of our restricted net assets was RMB2,127.5 million ($311.6 million) as of December 31, 2009. In addition, if our operating businesses in China incur further debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Limitations on the ability of our operating businesses in China to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we do not receive dividends from our operating businesses in China, our liquidity, financial condition and ability to make dividend distributions to our shareholders will be materially and adversely affected.
Fluctuations in the value of RMB will affect the amount of our non-RMB debt service in RMB terms and affect the value of, and dividends payable on, our ADSs in foreign currency terms.
          The value of RMB depends, to a large extent, on China’s domestic and international economic, financial and political developments and government policies, as well as the currency’s supply and demand in the local and international markets. For over 10 years from 1994, the conversion of RMB into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by People’s Bank of China in light of the previous day’s inter-bank foreign exchange market rates in China and the then current exchange rates on the global financial markets. The official exchange rate for the conversion of RMB into the U.S. dollar was largely stable until July 2005. On July 21, 2005, People’s Bank of China revalued RMB by reference to a basket of foreign currencies, including the U.S. dollar. As a result, the value of RMB appreciated by 2% on that day. The China central bank allowed the official RMB exchange rate to float against a basket of foreign currencies, and the RMB has further appreciated by 18.8% against the U.S. dollar as of November 5, 2009. In July 2008, the China central bank established a narrow band within which the RMB could fluctuate against these currencies, the practical effect of which has been to re-peg the RMB to the U.S. dollar. Fluctuation of the value of RMB will affect the amount of our non-RMB debt service in RMB terms since we have to convert RMB into non-RMB currencies to service our foreign debt. Since our income and profits are denominated in RMB, any appreciation of RMB will also increase the value of, and any dividends payable on, our ADSs in foreign currency terms. Conversely, any depreciation of RMB will decrease the value of, and any dividends payable on, our ADSs in foreign currency terms.
Restrictions on currency exchange may limit our ability to receive dividends from our operating businesses in China and their ability to obtain overseas financing.
          Our operating businesses in China may convert a portion of RMB held by them into foreign currencies to meet its foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our operating businesses in China are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, by complying with certain procedural requirements. However, we cannot assure you that China government will not take measures in the future to restrict access to foreign currencies for current account transactions, including payment of dividends.
          Foreign exchange transactions for capital account items, such as direct equity investments, loans and repatriation of investments, by our operating businesses in China continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the State Administration of Foreign Exchange. In particular, if our operating businesses in China borrow foreign currency-denominated loans from us or other foreign lenders, these loans must be registered with the local offices of the State Administration of Foreign Exchange. These limitations could affect their ability to obtain additional equity or debt funding that is denominated in foreign currencies.
PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit our ability to use the proceeds of our initial public offering to make additional capital contributions or loans to our PRC operating businesses.
          Any capital contributions or loans that we, as an offshore company, make to our PRC operating businesses, including from the proceeds of our initial public offering, are subject to PRC regulations. For example, any of our loans to our PRC operating businesses cannot exceed the difference between the total amount of investment our PRC operating businesses are approved to make under relevant PRC laws and their respective registered capital, and must be registered with the local branch of the State Administration of Foreign Exchange as a procedural matter. In addition, our capital contributions to our PRC operating businesses must be approved by the National Development and Reform Commission and the Ministry of Commerce or their local counterpart and registered with the State Administration for Industry and Commerce or its local counterpart. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our PRC operating businesses or to fund their operations may be negatively affected, which could adversely affect their liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.
          Furthermore, the State Administration of Foreign Exchange promulgated a new circular in August 2008 with respect to the administration of conversion of foreign exchange capital contribution of foreign invested enterprises into RMB. Pursuant to this new circular, RMB converted from foreign exchange capital contribution can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investment or acquisition unless otherwise allowed by PRC laws or regulations. As a result, we may not be able to increase the capital contribution of our operating subsidiaries and subsequently convert such capital contribution into RMB for equity investment or acquisition in China.
Risks Relating to Our Securities
The trading prices of our ADSs and warrants are likely to be volatile, which could result in substantial losses to investors.
          The trading prices of our ADSs and warrants are likely to be volatile and could fluctuate widely in response to factors beyond our control. The initial public offering price for our units was determined by negotiation between us and the underwriters and the price at which the ADSs and warrants are traded after our initial offering have declined below the initial public offering price. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.
          The performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs and warrants. Recently, a number of PRC-based companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these PRC-based companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC-based companies listed in the United States and consequently may impact the trading performance of our ADSs and warrants. These broad market and industry factors may significantly affect the market price and volatility of our ADSs and warrants, regardless of our actual operating performance.
          In addition to market and industry factors, the price and trading volume of our ADSs and warrants may be highly volatile for specific business reasons. Factors such as variations in our financial results, announcements of new business initiatives by us or by our competitors, recruitment or departure of key personnel, changes in the estimates of our financial results or changes in the recommendations of any securities analysts electing to follow our securities or the securities of our competitors could cause the market price for our ADSs and warrants to change substantially. Any of these factors may result in large and sudden changes in the trading volume and price for our ADSs and warrants.
The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
          Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.
          Currently there are 153,295,516 ordinary shares outstanding. In addition, there are outstanding options and warrants to purchase an aggregate of 57,144,565 ordinary shares, including options and warrants to purchase an aggregate of 48,246,565 ordinary shares immediately exercisable as of the date of this annual report.

All of the ADSs sold in the initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the 180-day lock-up restrictions described below and other applicable restrictions and limitations under Rule 144 of the Securities Act of 1933, all of our shares outstanding prior to our initial public offering will be eligible for sale in the public market. In addition, the ordinary shares subject to options and warrants for the purchase of our ordinary  shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements described below and Rules 144 and 701 under the Securities Act of 1933. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADSs could decline.
          In connection with our initial public offering, we and our directors, officers and shareholders have agreed, subject to some exceptions, not to sell any ordinary shares or ADSs for 180 days after January 25, 2010, the date of the prospectus for our initial public offering, without the written consent of the underwriters. However, the underwriters may release these securities from these lock-up restrictions at any time. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.
Future issuances of ordinary shares or ADSs may depress the trading price of our ADSs.
          Any future issuance of equity securities could dilute the interests of our existing shareholders and could substantially decrease the trading price of our ADSs. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.
Our outstanding warrants may materially and adversely affect the market price of our ADSs.
          The units sold in our initial public offering include warrants to purchase 18,000,000 ordinary shares. The potential issuance of additional ordinary shares on exercise of these warrants could materially and adversely affect the market price of our ADSs. This is because exercise of the warrants will increase the number of issued and outstanding ordinary shares and thus may dilute the net tangible book value per ADS. Additionally, the sale or possibility of sale of the ordinary shares underlying the warrants could have an adverse effect on our ability to obtain other financing.
You will not be able to exercise your warrants if we do not have an effective registration statement in place when you desire to do so.
          No warrants will be exercisable, and we will not be obligated to issue ordinary shares upon exercise of warrants by a holder unless, at the time of such exercise, we have a registration statement under the Securities Act in effect covering the ordinary shares issuable upon the exercise of the warrants and a current prospectus relating to ordinary shares is available. We have agreed to use our best efforts to have a registration statement in effect covering ordinary shares issuable upon exercise of the warrants from the date the warrants become exercisable and to maintain a current prospectus relating to ordinary shares until the warrants expire or are redeemed. However, we cannot assure you that we will be able to do so. Additionally, we have no obligation to settle the warrants for cash in the absence of an effective registration statement or under any other circumstances. The warrants may be deprived of any value, the market for the warrants may be limited, the holders of warrants may not be able to exercise their warrants if there is no registration statement in effect covering the ordinary shares issuable upon the exercise of the warrants, or the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current and the warrants may expire worthless. As a result, because the warrants may expire worthless, purchasers of our units could effectively be paying the purchase price solely for the ADSs underlying the units.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
          If we offer holders of our shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you if it is lawful and reasonably practicable. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result.
A significant percentage of our outstanding ordinary shares are held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.
          Vicis Capital Master Fund owns 31.9% and CPI Ballpark Investments Ltd. and Blue Ridge Investment, LLC, both of which are subsidiaries of Bank of America Corporation, will own an aggregate of 25.2% of our voting shares. Each of these shareholders is expected to be an affiliate within the meaning of the Securities Act, due to the size of their respective shareholdings in us. Vicis Master Fund currently has one board representative on our seven director board. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.
Anti-takeover provisions in our charter documents may discourage a third party from acquiring us, which could limit our shareholders’ opportunities to sell their shares at a premium.
          Our Amended and Restated Memorandum and Articles of Association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in a change-of-control transaction. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.
          For example, our board of directors will have the authority, without further action by our shareholders, to issue new preferred shares in one or more tranches, which may have powers and rights, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, greater than the rights associated with our ordinary shares. These new preferred shares could thus be issued quickly, and could have terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues new preferred shares, the market price of our ADSs or warrants may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected.
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law and it is difficult to enforce certain judgments, you may have less protection of your shareholder rights than you would under U.S. law.
          Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.
          The Cayman Islands courts are unlikely:
•	to recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	to entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

          There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable, other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.
You will have limited ability to bring an action in the Cayman Islands or in China against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands and because we conduct a majority of our operations in China.
          We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China. Most of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
          Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company where the shares of the company are listed on a recognized stock exchange or inter-dealer quotation system. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offer or give you additional consideration if you believe the consideration offered is insufficient.
          Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Amended and Restated Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
          As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.
Your ability to protect your rights as shareholders through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law.
          Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a U.S. federal court may be limited.
The voting rights of holders of ADSs must be exercised in accordance with the terms of the deposit agreement, the ADRs, and the procedures established by the depositary. The process of voting through the depositary may involve delays that limit the time available to you to consider proposed shareholders’ actions and also may restrict your ability to subsequently revise your voting instructions.
          Holders of our ADSs may only exercise their voting rights with respect to the underlying shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying shares in accordance with these instructions. Under our Amended and Restated Memorandum and Articles of Association and Cayman Islands law, the minimum notice period required for convening a general meeting is 21 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you to give your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to send voting information to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your shares are not voted as you requested.
Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.
          Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our shares underlying your ADSs at shareholders’ meetings if it does not receive your voting instructions, unless:
•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.
          The effect of this discretionary proxy is that we will be able to control the voting of the shares underlying your ADSs if you fail to instruct the depository in time, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our shares are not subject to this discretionary proxy.
You may not receive distributions on our shares or any value for them if it is illegal or impractical for us to make them available to you.
          The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our shares or other deposited securities after deducting its fees and expenses.
          You will receive these distributions in proportion to the number of our shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.
You may be subject to limitations on transfers of your ADSs.
          Your ADSs, represented by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or any government or governmental body, or under any provision of the deposit agreement.
We may be a passive foreign investment company, or PFIC, which could lead to additional taxes for U.S. holders of our warrants, ADSs or ordinary shares.
          We do not expect to be, for U.S. federal income tax purposes, a passive foreign investment company, or a PFIC, which is a foreign company for which, in any given taxable year, either at least 75% of its gross income is passive income which generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions or at least 50% of its assets produce or are held to produce passive income, for our 2009 or 2010 taxable years and we expect to operate in such a manner so as not to become a PFIC for any future taxable year. However, because the determination of PFIC status for any taxable year cannot be made until after the close of such year and requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and determining whether the gross income that we earn is or is not passive income, we cannot assure you that we will not become a PFIC for our 2010 taxable year or any future taxable year. If we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the warrants, ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
          We were formed in July 2006 as an exempted company under the laws of the Cayman Islands to serve as a vehicle for the acquisition of hydroelectric assets in China. At the time of our formation we considered, but did not pursue, operating as a publicly traded special purpose acquisition company. We did not have any operating business until the completion of our first acquisition in April 2007. Key events in our corporate development since our formation include the following. Please note that U.S. dollar translations provided below are derived from our consolidated financial statements.
•	in November 2006, we raised $50.0 million through the sale of convertible notes in a private placement to institutional investors;

•	in April 2007, we established a wholly owned subsidiary, Beijing A.B.C. Investment Consulting Co., Ltd. in Beijing, China, which provides management and other consulting services to our hydroelectric power projects in China;

•	in April 2007, we acquired Yunnan Huabang Electric Power Development Co., Ltd., which owns and operates the Binglangjiang I hydroelectric power project, with an installed capacity of 21.0 MW, and which has the right to complete construction of, and operate, the Binglangjiang II hydroelectric power project, with a design capacity of 20.0 MW, both in Yingjiang County, Dehong Prefecture, Yunnan province, for a total consideration of RMB50.0 million ($6.5 million). In addition, we made a cash advance to the company of RMB125.0 million ($16.2 million) in April 2007 prior to the completion of the acquisition. Binglangjiang is considered our predecessor company for SEC reporting purposes, as we acquired substantially all of the business of Binglangjiang and our own operations prior to that acquisition were insignificant compared to the operations of Binglangjiang;

•	in May 2007, we acquired, through an asset purchase, the Liyuan hydroelectric power project, a completed project with an installed capacity of 12.0 MW located in Cangxi County, Guangyuan City, Sichuan province, from Cangxi County Jianghe Hydroelectric Power Development Co., Ltd., for a purchase price of RMB77.0 million ($10.0 million) in cash. We established at that time Sichuan Huabang Hydroelectric Development Co., Ltd. to own and operate the plant;

•	in December 2007, we acquired a 50.0% equity interest in Yunhe County Shapulong Hydropower Generation Co., Ltd., which owns and operates the Shapulong hydroelectric power project, with an installed capacity of 25.0 MW, located in Yunhe County, Lishui City, Zhejiang province, for a purchase price of RMB33.0 million ($4.5 million) in cash. In August 2009, we acquired a 13.0% equity interest in the company for a purchase price of RMB8.6 million ($1.3 million) and a further 37.0% equity interest in the company for a purchase price of RMB21.0 million ($3.1 million);

•	in January 2008, we raised $150.0 million in a private placement of Series A convertible redeemable preferred shares to institutional investors;

•	in January 2008, we acquired Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd., which owns and operates the Yingchuan hydroelectric power project, with an installed capacity of 40.0 MW, located in Jingning County, Lishui City, Zhejiang province, for a total consideration of RMB304.0 million ($42.3 million), which was comprised of a cash purchase price of RMB291.4 million ($40.6 million) and a payment of RMB12.6 million ($1.8 million) to settle all of the liabilities of the company;

•	in January 2008, we acquired Qingtian Wuliting Hydroelectric Development Co., Ltd., which owns and operates the Wuliting hydroelectric power project, with an installed capacity of 42.0 MW, located in Qingtian County, Lishui City, Zhejiang province, for a purchase price of RMB342.1 million ($47.6 million), which was comprised of a cash purchase price of RMB206.9 million ($28.8 million) and a payment of RMB135.3 million ($18.8 million) to settle all of the liabilities of the company;

•	in January 2008, we acquired Suichang County Jiulongshan Hydroelectric Development Co., Ltd., which owns the Zhougongyuan hydroelectric power project, with a design capacity of 53.6 MW, located in Suichang County, Lishui City, Zhejiang province, for a purchase price of RMB157.3 million ($21.9 million) in cash. We were obligated to make a cash injection into the company of RMB250.0 million ($34.8 million) to complete the construction of the project under the original agreement;

•	in July 2008, we raised $101.0 million in a private placement of Series B convertible redeemable preferred shares to institutional investors;

•	in August 2008, we raised $28.0 million in a private placement of Series B convertible redeemable preferred shares to institutional investors;

•	in October 2008, we acquired a 90.0% equity interest in Sanming Zhongyin Banzhu Hydroelectric Co., Ltd., which owns and operates the Banzhu hydroelectric power project, with an installed capacity of 45.0 MW, located in Sanming City, Fujian province, for a purchase price of RMB134.2 million ($19.6 million) in cash. We were obligated to make a capital injection of RMB104.9 million ($15.4 million) to the company to finance its future operations after the acquisition, of which RMB21.2 million ($3.1 million) was made in March 2009, and the remaining capital injection of RMB83.7 million ($12.3 million) will be made in 2010. In addition, pursuant to a supplemental agreement with the shareholders at the time, Sanming Ruifeng Hydropower Investment Co., Ltd. and Yong’an Ruifeng Hydroelectric Ltd. were entitled to receive the RMB59.2 million ($8.7 million) of current assets, including cash and cash equivalents, accounts receivable and amounts due from related parties of Banzhu as of the acquisition date. Subsequently, in January 2009, Sanming Ruifeng Hydropower Investment Co., Ltd. agreed to forego RMB7.0 million ($1.0 million) of the current assets that Sanming Ruifeng Hydropower Investment Co., Ltd. is entitled to receive. In March 2009, we acquired the remaining 10.0% equity interest in this company for a purchase price of RMB17.0 million ($2.5 million) in cash;

•	in October 2008, we acquired a 90.0% equity interest in Pingnan County Wangkeng Hydroelectric Co., Ltd., which owns and operates the Wangkeng hydroelectric power project, with an installed capacity of 40.0 MW, located in Pingnan County, Ningde City, Fujian province, for a purchase price of RMB220.5 million ($32.3 million) in cash;

•	in October 2008, we acquired Pingnan County Yuanping Hydroelectric Co., Ltd., which owns and operates the Yuanping hydroelectric power project, with an installed capacity of 16.0 MW, located in Pingnan County, Ningde City, Fujian province, for a purchase price of RMB58.0 million ($8.5 million) in cash;

•	in October 2008, we acquired Pingnan County Yuheng Hydropower Co., Ltd., which owns and operates the Yuheng hydroelectric power project, with an installed capacity of 30.0 MW, located in Pingnan County, Ningde City, Fujian province, for a purchase price of RMB121.0 million ($17.7 million) in cash;

•	in March 2009, Pingnan County Wangkeng Hydroelectric Co., Ltd, signed a RMB150.0 million ($22.0 million) loan agreement with Industrial Bank Co., Ltd., Ningde Branch to refinance the Wangkeng hydroelectric power project;

•	in March 2009, Qingtian Wuliting Hydroelectric Development Co., Ltd, signed a RMB219.6 million ($32.2 million) loan agreement with Bank of China, Lishui City Dayang Sub-branch to refinance the Wuliting hydroelectric power project;

•	in June 2009, Sanming Zhongyin Banzhu Hydroelectric Co., Ltd, signed a RMB294.9 million ($43.2 million) loan agreement with the Bank of China, Fujian Branch to refinance the Banzhu hydroelectric power project;

•	in June 2009, Suichang County Jiulongshan Hydroelectric Development Co., Ltd. signed a RMB216.0 million ($31.6 million) loan agreement and a RMB9.0 million ($1.3 million) loan agreement with the Agricultural Bank of China, Lishui Branch to refinance the Zhougongyuan hydroelectric power project;

•	in July 2009, we signed a memorandum of understandings with the Bank of China, Fujian Branch, pursuant to which the bank will provide 50.0% of financing required for the acquisition or refinancing of any hydroelectric power projects acquired by us through an Investment Holding Company to be established by us in Fujian province;

•	in August 2009, we acquired Longquan Ruiyang Cascade II Hydroelectric Co., Ltd., which owns and operates the Ruiyang hydroelectric power project, with an installed capacity of 32.0 MW, located in Xiaomei Township, Longquan City, Zhejiang province, for a purchase price of RMB160.0 million ($23.4 million) in cash;

•	in September 2009, we signed a non-binding framework agreement with Sichuan Huashui Power Construction Engineering Co., Ltd. to jointly develop 40 small hydroelectric power projects in Sichuan province totaling approximately 1,250.0 MW of design installed capacity, for which Sichuan Huashui Power construction Engineering Co., Ltd. has the development right. We have subsequently determined not to pursue these projects.

•	in October 2009, we signed a capital increase agreement with Henan Lan Tian Group Co., Ltd. to subscribe for a 79.0% equity interest in Henan Wuyue Storage Power Generation Co., Ltd., which owns the right to develop a 1,000.0 MW pumped storage project, located in Yinpeng Township, Guangshan County, Xinyang City, Henan province, for a purchase price of RMB162.5 million ($23.8 million) in cash. The completion of the capital increase transaction is pending government approval;

•	in October 2009, we raised $20.0 million in a private placement of Series C convertible redeemable preferred shares to an institutional investor;

•	in December 2009, we transferred one hydroelectric power project from Suichang County Jiulongshan Hydroelectric Development Co., Ltd., to the newly established Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. Both Suichang County Jiulongshan Hydroelectric Development Co., Ltd. and Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. are wholly owned by us; and

•	in January 2010, we established a wholly owned subsidiary, Fujian Huabang Hydroelectric Investment Co., Ltd.

•	in January 2010, we completed our initial public offering and received net proceeds of approximately $74.8 million, and our ADSs and warrants started trading on the NYSE under the symbols “CHC” and “CHCWS”, respectively.

•	In February 2010, we received a Loan Framework Agreement from the Bank of China’s Fujian Branch pursuant to which the bank approved our wholly owned subsidiary, Fujian Huabang Hydroelectricity Investment Co., as a borrower of up to an aggregate of RMB 3 billion ( $440 million) for the acquisition of hydroelectric projects. Each acquisition loan will be subject to individual approval by the bank and to definitive documentation (which will include the term and interest rate thereof). The Loan Framework Agreement represents the bank’s form of internal commitment for the loan facility.

•	In March 2010, we acquired Husahe, a 18.7 MW operating project in Yunnan province in the PRC for a purchase price of RMB106 million ($15.5 million), financed partially through cash on hand and through the assumption or refinancing of existing non-recourse debt.

•	In April 2010, we signed a definitive agreement to acquire Xiaopengzu, a 44 MW operating hydroelectric project in Yunnan province in the PRC for a purchase price of RMB240.0 million ($35.1 million).

•	In April 2010, we signed two definitive agreements to acquire three Minrui operating projects, totaling 55.5 MW in installed generating capacity, for a purchase price of RMB 96.3 million ($14.1 million).
Our Offices
          Our registered office is located at the offices of Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, George Town, Grand Cayman, KY1-1108. Our executive offices are located at 25B, New Poly Plaza, No. 1 North Chaoyangmen Street, Dongcheng District, Beijing, PRC 10010 and our telephone number at such location is (86-10) 6492-8483. Our website is www.chinahydroelectric.com. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is “James” Tie Li, Chief Financial Officer and Executive Vice President, China Hydroelectric Corporation, at 420 Lexington Avenue, Suite 860, New York, NY 10170 and his telephone number at such location is (1-646) 467-9810.
B. Business overview
Overview
          We are a fast-growing owner and operator of small hydroelectric power projects in China, led by an international management team. We were formed in July 2006 to acquire existing small hydroelectric assets in China and aim to become the PRC’s largest independent small hydroelectric power producer. Our primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects in China. In addition, we recently expanded our operations through the acquisition, pending government approval, of development rights to a 1,000.0 MW pumped storage hydroelectric power project.

Our revenues to date have derived from the sale of electricity generated by our small hydroelectric power projects to local power grids, while our costs of operations relate to the operation of our hydroelectric power projects, as well as the cost of financing our acquisition of these hydroelectric power projects and necessary capital contributions. The map below sets out the locations and installed capacities of our hydroelectric power projects in operation and design capacities of hydroelectric power projects under construction.
          We wholly own twelve operating hydroelectric power projects and have a controlling interest in one operating hydroelectric power project. Our operating hydroelectric power projects are located in four provinces in China: Zhejiang, Fujian, Yunnan and Sichuan.
          We acquired all of our existing hydroelectric power projects from other developers and operators beginning in 2007. We intend to continue our expansion by acquiring, operating and developing a diversified portfolio of additional small hydroelectric power projects in targeted locations in China. We believe our experience and capabilities gained in the acquisition, development and operation of small hydroelectric power project in China will enable us to take full advantage of the opportunities present in the PRC hydropower market. Installed capacity at our projects reached 58.0 MW at December 31, 2007, 271.0 MW at December 31, 2008, 376.6 MW at December 31, 2009 and 396.0 MW as of the date of this annual report.
Our Competitive Strengths
Focused acquirer, operator and developer of hydroelectric power projects in a low-cost and fast-growing renewable energy market
          We focus on the acquisition, operation and development of small hydroelectric power projects in China. We have recently expanded our operations through the acquisition, pending government approval, of development rights to a 1,000.0 MW pumped storage hydroelectric power project. Given the PRC’s status as the world’s largest generator of hydropower, government support for hydropower and cost pressure from high fossil fuel prices, we believe the opportunity to realize returns in the PRC hydroelectric power sector will continue to increase in the near term. Our senior management, engineering, finance, legal and support teams have extensive experience in the hydroelectric power industry. We seek to generate and improve returns on investment through leveraging our expertise in identifying, assessing, acquiring, developing, obtaining approvals for and operating hydroelectric power projects. Hydropower in China is a clean renewable energy source with relatively low initial capital expenditures, low operating costs and long asset lives. Our management believes the initial capital investment per hydropower MW is currently significantly lower in China than in the United States and Europe, due largely to the low cost and high quality supply of raw materials, construction services, power generation equipment and labor in China. The PRC hydroelectric power industry further benefits from policy support contained in the Renewable Energy Law, the Catalogue of Foreign Investment, the Eleventh Five-Year Renewable Energy Plan and other laws and regulations. Hydroelectricity is a priority for China in developing its power supply, and foreign investment in the construction and operation of hydroelectric power projects is encouraged. These supports, combined with the fragmented nature of the small hydropower sector in China, present significant opportunities for an internationally funded expert acquirer, developer and operator such as our company to realize shareholder value through consolidation and efficient operation of quality target assets.
Superior access to acquisition opportunities
          We believe sellers of hydroelectric power projects in China prefer a purchaser with industry expertise, ready financing and the ability to execute acquisitions quickly. We have demonstrated these strengths by identifying, reviewing, negotiating and signing acquisitions of thirteen hydroelectric power projects since our inception. Our acquisitions have been from government owned sellers, who face pressure to privatize their assets, and from poorly capitalized private operators who lack access to financing. We believe we are the only internationally financed venture operating on this scale and focused on hydroelectric power in China. We believe our industry experts, who are well known among the owners, operators and regulators of hydroelectric power projects, and our track record in the PRC hydropower market have created recognition of our company as a well-funded, knowledgeable, and dependable purchaser in the market. We believe this has enabled us to source quality targets ahead of other potential buyers, with asset owners now approaching us to offer their assets for sale. We have established a robust target pipeline of approximately 2,000 MW total installed capacity that we are considering for acquisition.
Experienced management team
          We believe our management team provides our company a significant advantage over our competitors in acquiring and operating hydroelectric power projects. Our Chairman and Chief Executive Officer John D. Kuhns established Catalyst Energy, North America’s largest hydroelectric power provider and one of the first independent power producers, in the 1980s, and has been active in the PRC hydropower market since the 1990s. Our director and Chairman of our Beijing management subsidiary, Beijing A.B.C. Investment, Dr. You-Su Lin has over 14 years experience in the PRC hydroelectric power industry. Our engineering, operational and finance teams have rich experience in and knowledge of the hydroelectric power industry and strong expertise in investment and financing. They have spearheaded our efforts to identify and close acquisition opportunities and their expertise has allowed us to rapidly assess multiple projects simultaneously. We believe our management team possesses in-depth comprehension of relevant PRC laws and an excellent relationship with the hydropower industry regulators, all of which help to ease the acquisition, construction and operation approval process. We also retain key management at our acquired hydroelectric power projects in order to sustain relationships with the power grids, enhance our understanding of local conditions and maintain operational continuity. Our experienced in-house engineering team actively participates in the operation of our acquired assets and contributes to all major maintenance, technical upgrade and expansion of projects, as well as hydrology management.
Geographical diversification combined with regional project clustering reduces operational risk and enhances operational efficiencies
          Our hydroelectric power projects in operation and under construction are located on a geographically diverse collection of waterways. We believe each of these waterways has historically documented hydrological resources to make it a strong producer of hydroelectric power. We will continue to focus on the acquisition of hydroelectric power projects in diverse regions with favorable hydrology. As hydropower production is significantly impacted by weather, geographic diversification protects our business from the effects of unfavorable weather patterns in any one region. Geographic diversification also mitigates the potential risks from earthquakes, floods and other natural disasters in a region.
          We believe that our ownership of multiple hydroelectric power projects on the same waterway serves to enhance our operational efficiencies. The clustering of projects allows better load balancing among our projects through distribution of waterflows, and thus power generation, to projects with excess capacity and optimal tariffs. Clustering also lowers our operation costs as one regional management, engineering and operations team can operate multiple plants.
Ability to access and effectively deploy capital
          We believe our large and diverse capital base and skilled management team give us the ability to quickly respond to and secure attractive acquisition opportunities. Our financing capabilities are demonstrated by our success in raising over $447 million of international equity or equity-linked capital since our inception. As of December 31, 2009, we have also assumed borrowings of RMB1,614 million ($236.4 million). Our access to local bank loan facilities via our PRC subsidiaries reduces our cost of capital and optimizes our capital structure, in particular as hydropower is a government-supported sector in China that is entitled to preferential lending policies. We maintain a large pipeline of projects that we are considering for acquisition, from fully approved projects which we have identified as promising up to completed projects or projects under construction, to ensure opportunities for steady future investment of our capital. No current obligation exists to purchase any of these pipeline projects.
Business Strategy
Maintain acquisition pace and increase project construction
          Our goal is to become the largest PRC owner and operator of small hydroelectric power projects. We plan to continue expanding our asset portfolio in order to realize operational efficiencies and increase our return on investment. We believe small hydroelectric power assets in China will continue to be available for acquisition given the number of plants in operation and the highly fragmented nature of the industry, coupled with the pressures on many current owners to sell. We will continue to fill our acquisition pipeline with targets we believe have the potential to meet our investment criteria. However, no current obligation exists to purchase any of these pipeline projects. We believe our planned expansion is supported by increasing domestic demand for electricity and the availability of acquisition targets. Moreover, we intend to maintain our acquisition pace to solidify our first mover advantage in the market. By achieving scale in our operations, especially along single waterways, we seek to lower our operating costs by spreading our local management teams across multiple plants and maximizing our access to waterflows and thus generation capacity.
          We primarily target small hydroelectric power projects, being hydroelectric power projects of 50 MW or less in capacity, in regions with high hydroelectric power tariffs or the opportunity for increasing hydroelectric power tariffs. We initially focused on completed projects, because they provide us a means to grow capacity and cash flows immediately. Completed projects that have the potential for capacity expansion are also attractive to us, as they allow us to add capacity and increase our cash flows at low incremental costs. We have started acquiring projects under construction and development rights to greenfield projects, which allow us to leverage our management team’s expertise in the sourcing, permitting and managing the construction of hydroelectric power projects. We expect to continue to take controlling positions in projects, which allows us to run their operations and thereby leverage our management expertise. However, our strategy to maintain our acquisition pace is limited by our ability to identify suitable acquisition opportunities and to obtain financing, see “Risk Factors — Risks Relating to our Company and the PRC Hydropower Industry — We may encounter difficulties in identifying suitable acquisition opportunities, which would result in us being dependent upon a limited number of hydroelectric power projects and having limited revenue growth potential,” and “Risk Factors — Risks Relating to our Company and the PRC Hydropower Industry — We will need substantial additional funding to accomplish our growth strategy and may be unable to raise capital on terms favorable to us or at all, which could increase our financing costs, dilute your ownership interests, affect our business operations or force us to delay, reduce or abandon our growth strategy.”
Optimize capital structure
          We plan to improve our capital structure by increasing our financial leverage through diverse fundraising channels, with the goal of increasing our debt-to-equity ratio while lowering our cost of capital. In particular, we are in discussions with both international and PRC banks to obtain secured and unsecured debt financing for our projects. Financing under discussion includes substantial credit facilities to be provided to our company or Beijing A.B.C. Investment, rather than the project-specific borrowing currently undertaken by our individual subsidiaries. We expect such facilities to provide lower interest rates and terms superior to the borrowings undertaken at operating level. We have recently renegotiated or refinanced approximately RMB833 million ($122.0 million) of our existing long-term loans with reduced interest rates and longer tenures, thereby lowering our borrowing costs and interest expense. We have also signed a loan framework agreement with the Bank of China’s Fujian Branch for the borrowing of up to an aggregate of RMB3 billion ($440 million) subject to the bank’s approval of each acquisition loan. We believe that the availability of hydroelectric assets as collateral, our relatively stable cash flow and our low operating costs improve our access to debt financing. We anticipate that our broad access to both international and PRC lenders will reduce our cost of capital, as we will be able to borrow from whichever market offers superior terms, thereby allowing us to maximize returns to shareholders. However, the implementation of our strategy to improve our capital structure is dependent on our ability to obtain financing. See “Risk Factors— Risks Relating to our Company and the PRC Hydropower Industry — We will need substantial additional funding to accomplish our growth strategy and may be unable to raise capital on terms favorable to us or at all, which could increase our financing costs, dilute your ownership interests, affect our business operations or force us to delay, reduce or abandon our growth strategy.”
Continue geographic diversification and consolidation of hydropower capacity in key regions
          We seek to expand our portfolio of hydroelectric power projects in regions where we believe demand for power, tariff levels and hydrological conditions present opportunities for an attractive rate of return on capital. By diversifying the locations in which we operate, we seek to protect our revenue streams from the impact of hydrological variation, natural disasters and grid failure. We have recently expanded our regional focus in Henan province through the acquisition of development rights to the Wuyue pumped storage hydroelectric power project. Since January 1, 2010, we have signed definitive agreements to acquire five hydroelectric power projects in Yunnan province with an aggregate installed capacity of 118.2 MW. We also plan to enlarge our hydropower capacity by clustering our projects along waterways. We will continue to identify waterways that have or could support multiple projects, so as to achieve operational efficiencies by managing multiple projects with one local management team and by leveraging their local knowledge and relationships. Furthermore, clustered projects allow us to not only lower our unit cost of power production, but also to increase production and maximize revenue through the control of water flow to our plants along a single waterway. We have begun to implement this strategy through the acquisition and completion of construction of the Zhougongyuan hydroelectric power project which was split into two power projects in December 2009-Zhougongyuan and Jiulongshan, which is a series of three hydropower stations along a single waterway. However, the implementation of this strategy is dependent on our ability to identify suitable acquisition targets. See “Risk Factors — Risks Relating to our Company and the PRC Hydropower Industry — We may encounter difficulties in identifying suitable acquisition opportunities, which would result in us being dependent upon a limited number of hydroelectric power projects and having limited revenue growth potential.”
Increase utilization rates and revenues
          We seek to increase power generation at our projects by implementing measures to improve project management, forecast hydrological conditions, maximize and control water flows to our projects and establish new customer relationships. We will continue to enhance our operational control and introduce best practices across our hydroelectric power projects. Following acquisition or commission of a hydroelectric power project, our maintenance team conducts regular maintenance to help minimize accidents, equipment outage and transmission failures. Our engineering team also provides detailed analyses of hydrological conditions to allow us to best adapt our generation plan to prevailing hydrological conditions. Where we operate several plants on a single waterway, we may also control the water flow to our projects so as to maximize the utilization rate at each project and shift production to plants with excess capacity and the highest tariffs. We may also in the future increase installed capacity and utilization at our projects through capital improvements and upgrades.
          The strength of our relationships with our power grids influences both our tariffs and planned annual generation for our hydroelectric power projects, and we will continue to focus on those relationships through frequent communication, investment in projects that will help the grid to maintain an even supply of power across the grid, sharing technical information to assist the grid with load balancing and dispatch and coordinating the water flows to all hydroelectric power projects on waterways covered by the grid. Where opportunities arise to increase our tariffs for a project by connecting to an alternative grid or a local business, we may also develop these new customer relationships. However, the implementation of our strategy to increase utilization is dependent on substantial variations in climatic and hydrological conditions. Also, the implementation of our strategy to increase revenues is dependent on the customer base we have for electricity produced by our hydroelectric power projects. See “Risk Factors — Risks Relating to Our Company and the PRC Hydroelectric power Industry — Our business is dependent upon hydrological conditions, which may from time to time result in conditions that are unfavorable to our business operations”, and also “Risk Factors — Risks Relating to our Company and the PRC Hydroelectric Power Industry — We derive our revenues solely from the sale of hydropower electricity and each of our projects typically has only one customer. Any prolonged disruption to the demand for hydropower or termination of a customer relationship may cause our revenues to decrease significantly”.
Reduce costs and streamline operations
          We will continue to adopt best practices and standards across our hydroelectric power assets, drawing on our senior management’s expertise and experience in project management. Our management team closely oversees each project’s operational performance versus established metrics, and where a project reports excess cost, we take actions to rationalize operations and realize cost savings. By planning for a high utilization rate and better load balancing, we strive to continue reducing our unit cost of power generation at each project. Where labor and other costs are in excess of that necessary to operate the project, we will rationalize operations, and we retain the right at each project we acquire to terminate redundant employees. With acquisition or commission of additional hydroelectric power projects, we expect to achieve larger economies of scale and gain increased negotiating power over our suppliers. Finally, we expect to continue to realize cost savings through centralized deployment and management of our engineering, maintenance, accounting and other support functions. However, the implementation of our strategy to reduce costs and streamline operations is dependent on our ability to manage our growth effectively. See “Risk Factors — Risks Relating to our Company and the PRC Hydroelectric Power Industry — Our growth strategy is dependent upon our ability to manage our growth effectively which, if unsuccessful, could result in a material adverse impact on our financial condition and results of operations.”
Our Hydropower Assets
Overview
          We categorize hydropower projects into the following four categories:
•	completed projects refer to projects that are built and in operation;

•	projects under construction refer to projects that are being built and are not yet in operation;

•	approved projects refer to projects that have received the approvals, permits and licenses necessary for construction to commence; and

•	greenfield projects refer to projects that lack one or more construction permits and have not begun construction.
          We currently operate in four Chinese provinces: Zhejiang, Fujian, Sichuan and Yunnan. We focus on a number of diverse locations that are rich in hydroelectric power resources and either have relatively high tariffs or present a high likelihood of tariff increases. The provinces in which we currently operate reflect this strategy. All these provinces are rich in hydroelectric power resources. We believe Yunnan and Sichuan currently have some of the lowest tariff rates in China, and we believe there is a likelihood of tariff increases, while Zhejiang and Fujian already have some of the highest tariff rates in China. In order to rationalize overhead costs, we have acquired and plan to continue to acquire hydroelectric power assets that are clustered or located around good hydrological resources and where we might have the opportunity to acquire adjacent projects. Our six hydroelectric power projects in Zhejiang province are clustered together in the southern part of Zhejiang province, and our four hydroelectric power projects in Fujian are clustered together in the northern part of Fujian province, neighboring Zhejiang province. Our hydroelectric power projects located in Yunnan province, Sichuan province and Fujian province are all in areas of relatively high seismic risk as compared to other areas of China.
Descriptions of the projects
Our hydroelectric power projects are of the following types:
A — Run-of-the-river diversion dam. The typical feature of this type of hydroelectric power project is that a water diversion structure (dam) spans a river and water is conveyed to a powerhouse via a water conveyance facility, which is a tunnel, pipeline, or a combination of the two. The rate of water flow to the powerhouse is equal to the natural rate of flow in the river.
B — Low head run-of-the-river. The typical feature of this type of hydroelectric power project is that a dam spans a river, a powerhouse with low head turbine generator(s) is incorporated into the diversion structure, and water flowing through the powerhouse is released back into the river at the dam. The rate of water flow to the powerhouse is equal to the natural rate of flow in the river.
C — Impoundment dam reservoir. The typical feature of this type of hydroelectric power project is that a water diversion structure

(dam) spans a river and water is conveyed to a powerhouse via a water conveyance facility, which is a tunnel, pipeline, or a combination of the two. The rate of water flow to the powerhouse is not equal to the natural rate of flow in the river, as water is impounded or stored at the dam site in a reservoir. This storage provides flexibility in energy production so that it can be dispatched in line with demand.
D — Pumped storage. The essential feature of this type of hydroelectric power project is a powerhouse with reversible pump hydraulic turbine generators connected by a water conveyance facility to an upper and a lower reservoir. The water is transferred between the two reservoirs, pumped from the lower to the upper reservoir (consuming power) during off-peak periods of surplus grid power and released from the upper to the lower reservoir (producing power) during peak periods of grid deficit.
The table below sets forth technical and operating data of our hydroelectric power projects as of the dates indicated.

					Electricity Sold (kWh)					Effective Utilization Rate (%)(11)
	Actual or
Project or	Expected		Installed										Design
Expansion and	Date in	Approved Tariff(1)	Capacity										Utilization
Location	Service	(RMB/kWh)	(MW)		2007		2008		2009	2007	2008	2009	(%)	Type

Completed Projects

Binglangjiang I, Yunnan	January 1988	0.22 January to May; 0.17 June to December	21.0		112,041,197		117,278,061		95,514,582	60.9	63.6	51.9	60.0	A

Binglangjiang II, Yunnan	September 2009	0.22 January to May 0.17 June to December	20.0		N/A		N/A		29,141,455	N/A	N/A	51.5	55.0	A

Liyuan(2), Sichuan	August 2006	0.29	12.0		19,758,343		25,098,176		23,435,555	18.8	23.8	22.3	42.0	B

Shapulong(3), Zhejiang	June 2001	0.535 peak hours; 0.268 off-peak	40.0		43,292,057	(7)	42,308,157	(7)	40,630,896	20.2	19.3	18.6	23.0	C

Yingchuan, Zhejiang	April 2002	0.535 peak hours; 0.268 off-peak	25.0		102,700,957		90,768,127		107,225,642	29.3	25.8	30.6	28.0	C

Wuliting, Zhejiang	October 2007	0.535 peak hours; 0.268 off-peak	42.0		65,423,294		70,224,000		92,554,400	17.8	19.0	25.2	33.0	B

Ruiyang, Zhejiang	December 2003	0.535 peak hours; 0.268 off-peak	32.0		68,645,855		51,237,120		62,453,774	24.5	18.2	22.3	24.0	C

Jiulongshan, Zhejiang		0.535 peak hours 0.268 off-peak	37.6		N/A		N/A		73,964,924	N/A	N/A	20.0	25.0	C/A	(10)

Zhougongyuan, Zhejiang	March 2009	0.535 peak hours; 0.268 off-peak	16.0		N/A		N/A		2,934,316	N/A	N/A	12.5	25.0	C/A	(10)

Banzhu, Fujian	November 1998	0.36	45.0	(6)	169,092,862	(8)	155,536,410	(8)	126,659,753	42.9	39.3	32.1	40.0	B

Wangkeng(3), Fujian	July 2004	0.31	40.0	(6)	118,792,231	(9)	129,217,917	(9)	108,369,852	33.9	36.8	30.9	42.0	C

Yuanping(4), Fujian	March 2007	0.29	16.0		30,071,595		38,393,478		44,316,824	21.5	27.3	31.6	39.0	A

Yuheng(5), Fujian	November 1999	0.29	30.0		54,955,750		90,983,456		69,284,988	33.5	34.6	26.4	42.0	A
Husahe, Yunnan	March 1995	0.22 January to May; 0.17 June to December	18.7

		Total:	395.3

Under Construction

Wuyue, Henan	2014-2015		1,000.0

		Total:	1,395.3

(1)	We are required to withhold VAT due on our power dispatched at a rate of 6.0% or 17.0% depending on the size and location of the plant. Approved tariffs presented above are gross of VAT. Peak hours are generally from 8 a.m. to 10 p.m. For Bingliangjiang II, the effective tariff stated was effective from January 1, 2010. In 2009, from September 4 to November 3, the effective tariff was 0.12 and from November 4 to December 31 was 0.17.

(2)	2007 data for Liyuan are for the period from May 21 to December 31, 2007.

(3)	We acquired a 50.0% equity interest in Shapulong in December 2007. 2007 data for Shapulong are for the period from January 1, 2007 to December 24, 2007. We have owned 100.0% of the equity interest in Shapulong since August 2009. We have owned 90.0% of the equity interest in Wangkeng since October 2008.

(4)	In August 2009, the Ningde Pricing Bureau, the regional pricing bureau in Fujian province, approved a unit price per kWh of RMB0.29, inclusive of VAT, for electricity transmitted by Yuanping to the power grid controlled and owned by the provincial grid company prior to July 8, 2009. The unit price per kWh of RMB0.29 will continue to be in effect until the regional pricing bureau approves a new unit price per kWh.

(5)	Currently, Yuheng is receiving RMB0.29 per kWh for electricity supplied to Fujian Province Pingnan County Power Supply Co., Ltd., pursuant to the power purchase agreement entered into between Yuheng and Fujian Province Pingnan County Power Supply Co., Ltd. on December 28, 2008, which is valid until December 28, 2009. However, pursuant to the Interim Agreement of Conformity of Power Purchase and Supply in Rongping Supply Area entered into by Yuheng, Fujian Province Pingnan County Power Supply Co., Ltd., Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. and Pingnan County Hengli Hydroelectric Co., Ltd. on August 31, 2007, or the Interim Agreement, the tariff rate of RMB0.181 per kWh has been set for the supply of an aggregate volume of 300 million kWh of electricity by Yuheng to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. through Fujian Province Pingnan County Power Supply Co., Ltd. for a contractual term of forty-two months ending in October 2010. Therefore, for electricity supplied under the Interim Agreement to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd., Yuheng is only entitled to RMB0.181 per kWh of the RMB0.29 per kWh revenue received from Fujian Province Pingnan County Power Supply Co., Ltd. and is obligated to remit the remaining RMB0.109 per kWh, to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. until the earlier of reaching the cumulative volume of 300 million kWh or October 2010. Pursuant to the Transfer of Yuanping Hydropower Plant and Cooperation Agreement entered into between Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. and Fujian Province Anheng Assets Management Co., Ltd., Fujian Yuheng Power Group and Fujian Dachuang Hydro Power Co., Ltd, which were the founders of Pingnan County Yuheng Hydropower Co., Ltd., Yuheng provided a guarantee deposit of RMB30 million ($4.4 million) to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. to guarantee the supply of electricity of an aggregate volume of 300 million kWh over the contractual term, and is entitled to be refunded RMB0.1 of the guarantee deposit for every kWh of electricity supplied to Rongping Chemical through the power grid up to 300 million kWh over the contractual term. 2007 data for Yuheng are for the period from May 18 to December 31, 2007.

(6)	Our aggregate installed capacity information presented in this annual report includes, as of December 31, 2007, the installed capacity of Shapulong, as of December 31, 2008, the installed capacities of Shapulong, Banzhu and Wangkeng, and as of December 31, 2009, the installed capacity of Wangkeng, although as of such respective dates, our equity interest in Shapulong, Banzhu and Wangkeng were 50.0%, 90.0% and 90.0%, respectively.

(7)	We held a 50.0% equity interest in Shapulong in 2008. On an equity interest basis, we would be entitled to 21,646,029 kWh and 21,154,079 kWh of electricity sold for 2007 and 2008, respectively, had we owned our equity interest in Shapulong for those periods. Effective utilization rates for the plant do not reflect our equity interest in the plant, but the operation of the plant as a whole. We have owned 100.0% of the equity interest in Shapulong since August 2009.

(8)	We have held a 100.0% equity interest in Banzhu since March 2009, but we only held a 90.0% equity interest in Banzhu as of December 31, 2008. On an equity interest basis, we would be entitled to 152,183,576 kWh and 139,982,769 kWh of electricity sold for 2007 and 2008, respectively, had we owned our 90% equity interest in Banzhu for those periods. Effective utilization rates for the plant do not reflect our equity interest in the plant, but the operation of the plant as a whole.

(9)	We hold a 90.0% equity interest in Wangkeng. On an equity interest basis, we would be entitled to 106,913,008 kWh, 116,296,125 kWh and 87,761,258 kWh of electricity sold for 2007, 2008 and for the nine months ended September 30, 2009, respectively, had we owned our equity interest in Wangkeng for those periods. Effective utilization rates for the plant do not reflect our equity interest in the plant, but the operation of the plant as a whole.

(10)	The Zhougongyuan project consists of three separate hydropower plants in series on the same river. The upstream hydropower plant is an impoundment dam reservoir hydropower plant (type C) and the other two in series downstream are run-of-the-river diversion dam hydropower plants (type A). Zhougongyuan project was split into two subsidiary projects in December 2009: Jiulongshan project and Zhougongyuan project.

(11)	See Exhibit 15.1 to this annual report for detailed calculations of effective utilization rates.
Completed Projects
Yunnan Province
     Binglangjiang I. Binglangjiang I is a run-of-the-river, diversion-type hydroelectric power project commissioned in January 1988 with an installed capacity of 21.0 MW and an annual design utilization rate of 60.0%, which was reduced to 45% when Binglangjiang II was commissioned and water previously dedicated solely to Binglangjiang I was then allocated between Binglangjiang I and Binglangjiang II. The effective utilization rate for Binglangjiang I was 60.9% for 2007, 63.6% for 2008 and 51.9% for 2009 reflecting normal operations as Binglangjiang II commenced operations. Yunnan Huabang Electric Power Co., Ltd. entered into a grid connection and dispatching agreement with Yunnan Dehong Electric Power Co., Ltd. on January 15, 2004, which is valid until the termination or expiration of the power purchase agreement described below, pursuant to which Yunnan Huabang is to connect the hydroelectric power project to the power grid owned or controlled by Yunnan Dehong Electric Power Co., Ltd. Yunnan Huabang Electric Power Development Co., Ltd. entered into a supplemental power purchase agreement with Yunnan Dehong Electric Power Co., Ltd. on June 19, 2009, which was valid the calendar year of 2009 and pursuant to which, Binglangjiang I received a floating tariff ranging from RMB0.13 per kWh to RMB0.20 per kWh during the rainy season from June to October and RMB0.17 per kWh from November to December. Yunnan Huabang Electric Power Development Co., Ltd. entered into a supplement power purchase agreement with China Southern Grid, Dehong Power Supply Co. Ltd., which is valid the calendar year of 2010 and pursuant to which Binglangjiang I and Binglangjiang II receive a tariff of RMB0.22 per kWh during the dry season from January to May and RMB0.17 per kWh during the rainy season from June to December subject to new tariff rates promulgated by the government. Binglangjiang I and Binglangjiang II are permitted to supply up to 150.0 million kWh of electricity for 2010. Based on the actual demand, China Southern Grid may purchase more power at the same tariff rates. Binglangjiang I and II were permitted to supply up to 150 million kWh of electricity for 2010. The VAT for this plant is 6.0%.
     Binglangjiang I is located on the Binglangjiang River, which is in the southwestern corner of Yunnan province in Yingjiang County, Dehong Prefecture. Binglangjiang I is a four-component complex consisting of a concrete diversion dam, canal and penstock, powerhouse and substation. The powerhouse contains three 7.0 MW vertical Francis-type or mixed-flow-type turbines manufactured by Hangzhou Electric Equipment Co., Ltd. The area of the powerhouse building that contains the plant is 592.0 m2. The area of the land the project utilizes is 2,310.7 km2 including the drainage basin. We acquired Binglangjiang I in April 2007.
     Binglangjiang II. Binglangjiang II is a run-of-the-river, diversion-type hydroelectric power project commissioned in September 2009 with a design capacity of 20.0 MW and an annual design utilization rate of 55.0%. We have applied for a tariff of RMB0.12 per kWh during the period of trial run from September 4, 2009 to November 4, 2009 and RMB0.17 per kWh during the period from November 5, 2009 to December 31, 2009. Yunnan Huabang Electric Power Development Co., Ltd. entered into a power purchase agreement and a supplemental agreement with Dehong Power Supply Co. Ltd. on November 4, 2009. The supplemental agreement was valid from November 4, 2009 to December 31, 2009, pursuant to which Binglangjiang II received a tariff of RMB0.17 per kWh during the period from November 4, 2009 to December 31, 2009. For calendar year 2010, Binglangjiang II receives a tariff of RMB0.22 per kWh during the dry season from January to May and RMB0.17 per kWh during the rainy season from June to December subject to new tariff rates promulgated by the government. The VAT for this plant is 6.0%. We executed a grid connection agreement for Binglangjiang II on July 19, 2009, which is valid until the expiration or termination of the power purchase agreement for the project.
     Binglangjiang II is located on the Binglangjiang River in the southwestern corner of Yunnan province in Yingjiang County, Dehong Prefecture. Binglangjiang II is a four-component complex with a concrete diversion dam, tunnel and penstock, powerhouse and substation. The powerhouse contains two 10.0 MW vertical Francis turbine generators manufactured by Kunming Electric Equipment Co., Ltd. The area of the powerhouse building that contains the plant is 800.0 m2. The area of the land the project utilizes is 2,310.7 km2 including the drainage basin.
     Husahe. The Husahe hydroelectric project is located in Dehong county, Yunnan province and consists of three independent projects, Husahe 3, Husahe 4 and Mangxian, in series on the Husahe River with a total installed capacity of 18.7 MW. The drainage basins for the projects are 262.6 km2.
     Husahe 3 is a 3.2 MW four component facility consisting of a masonry diversion, 816 meter long canal and penstock, powerhouse and a 35 kv substation which is connected to a 110 kv substation at Mangxian hydropower Station. The powerhouse contains two horizontal Francis type turbine generator units. The project was placed in service in 1995. The design utilization rate is 74%.

     Husahe 4 is a 14 MW four component facility consisting of a gravity dam, 459 meter concrete lined tunnel and penstock, powerhouse and 35 kv substation which is connected to a 110 kv substation owned by the utility Mangxian Hydropower Station. The project buildings occupy 1,575.72 square meters. The powerhouse contains two vertical Francis type turbine generators. The project was placed in service in 1998. The actual utilization rate is 46%. During high flows, the overflow from Husahe 4 is directed to the 1.5 MW Mangxian Hydropower Station which has a utilization rate of 15%.
     Mangxian is a 1.5 MW small overflow hydroelectric power project.
Sichuan Province
     Liyuan. Liyuan is a low head run-of-the-river hydroelectric power project commissioned in August 2006 with an installed capacity of 12.0 MW and an annual design utilization rate of 42.0%. The effective utilization rate was 18.8% for 2007, 23.8% for 2008 and 22.3% for 2009. The effective utilization rates for Liyuan in 2007, 2008 and 2009 were lower than its design utilization rate due to high variability and concentration of precipitation and water flows during such periods. Water flows at times exceeded facility capacity resulting in abandoned water. We expect this situation to be mitigated in the future with the completed development and construction of a series of upstream plants on the Donghe river which will have the effect of moderating water flows in the river. Until such development is completed, the utilization rates for Liyuan may remain below design. Sichuan Huabang Hydroelectric Development Co., Ltd. entered into a grid connection and dispatching agreement with Sichuan Cangxi Electric Power Co., Ltd. on May 16, 2009, which is valid until May 17, 2010, pursuant to which Sichuan Huabang Hydroelectric Development Co., Ltd. is to connect the hydroelectric power project to the power grid owned or controlled by Sichuan Cangxi Electric Power Co., Ltd.. On May 16, 2009, Sichuan Huabang Hydropower Development Co., Ltd. and Sichuan Cangxi Electric Power Co., Ltd., part of the China Southern Power Grid Corporation Ltd, or the Southern Grid, entered into a power purchase and sale agreement effective from May 18, 2009 until May 18, 2010, pursuant to which the Sichuan Cangxi Electric Power Co., Ltd. is paying Liyuan a tariff of RMB0.29 per KWh. According to the terms of such agreement, the agreement remains effective after the initial term, unless both parties agree to terminate. The VAT for this plant is 6.0%.
     Liyuan is located on the Donghe river, which is in northeast Sichuan province at Donghe, Cangxi County, Guangyuan City. Liyuan consists of a concrete gravity dam, powerhouse, hinged spill way gates and ship lock integrated into one structure, and a substation. The power house contains six vertical 2.0 MW axial Kaplan type turbines manufactured by Jiangxi Pingxiang Hydro Power Facility. The area of the structure that contains the plant is 644.0 m2. The area of the land the project utilizes is 4,934 km2 including the drainage basin. We acquired Liyuan in May 2007. The major earthquake that struck Sichuan province in 2008 caused damage to the tailwater concrete apron and the spillway gates of Liyuan hydroelectric power project and the repair of such damage cost us RMB11.7 million ($1.7 million) and was completed in March 2010. During the repair period, power generation was limited and hence less than normal production from Liyuan hydroelectric power project was achieved in 2009.
Zhejiang Province
     Shapulong. Shapulong is an impoundment reservoir hydroelectric power project commissioned in June 2001 with an installed capacity of 25.0 MW and an annual design utilization rate of 23.0%. The effective utilization rate was 20.2% for 2007, 19.3% for 2008 and 18.6% for 2009. The lower than design utilization rate in 2008 was due in part to a severe snowstorm that interrupted the transmission system in the area and the lower than design utilization rate in 2009 was related to normal operations coupled with normal fluctuation in precipitation levels. Yunhe Shapulong Hydropower Generation Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau on June 10, 2001, for an indefinite term, pursuant to which Shapulong is to connect the hydroelectric power project to the power grid owned or controlled by Lishui Electric Power Bureau. Yunhe County Shapulong Hydropower Generation Co., Ltd. entered into a power grid economic agreement with Lishui Electric Power Bureau, part of the State Grid, in October 2008, which is valid until September 30, 2011 pursuant to which the Lishui Electric Bureau is paying Shapulong a tariff of RMB0.535 per kWh during peak hours and RMB0.268 per kWh during off-peak hours. The VAT for this plant is 6.0%.
     Shapulong is located in the watershed of the Wutongkeng river, which is part of the Ou river basin in Yunhe County, Zhejiang province. Shapulong is a four component project consisting of a concrete faced dam, tunnel and penstock, powerhouse and substation. The powerhouse contains two 12.5 MW vertical Francis turbine generators manufactured by Kvaerner Hangzhou Power Equipment Co., Ltd. The area of the structure that contains the plant is 506.3 m2. The area of the land the project utilizes is 42 km2 including the drainage basin. We acquired Shapulong in December 2007.
     Yingchuan. Yingchuan is an impoundment reservoir hydroelectric power project commissioned in April 2002 with an installed capacity of 40.0 MW and an annual design utilization rate of 28.0%. The effective utilization rate was 29.3% for 2007, 25.8% for 2008 and 30.6% for 2009. Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau in November 2008, which is valid until November 2009 and thereafter so long as there is no disagreement between the two parties, pursuant to which Jingning Yingchuan Hydroelectric Development Co., Ltd. connected the hydroelectric power project to the power grid which is currently under the operation and management of Lishui Electric Power Bureau. According to the terms of such agreement, the agreement remains effective after the initial term, unless both parties agree to terminate. In November 2007 a power grid economic agreement was executed between Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. and Lishui Electric Power Bureau, part of the State Grid, effective from November 1, 2007 to October 31, 2010 pursuant to which the Lishui Electric Power Bureau is paying Yingchuan a tariff of RMB0.535 per kWh during peak hours and RMB 0.268 per kWh during off-peak hours. The VAT for this plant is 6.0%.
     Yingchuan is located on the Yingchuan stream, which is a tributary of the Xiaoxi river in the upper reaches of the Oujiang water system in Jingning County, Zhejiang province. Yingchuan is a four-component complex consisting of a concrete-faced dam, tunnel and penstock, powerhouse and substation. The powerhouse contains two 20.0 MW vertical Francis turbine generators manufactured by Kvaerner Hangzhou Power Equipment Co., Ltd. The area of the structure that contains the plant is 489.2 m2. The area of the land the project utilizes is 200 km2 including the drainage basin. We acquired Yingchuan in January 2008.
     Wuliting. Wuliting is a low head, run-of-the-river hydroelectric power project commissioned in October 2007 with an installed capacity of 42.0 MW and an annual design utilization rate of 33.0%. The effective utilization rate was 17.8% for 2007, 19.0% for 2008 and 25.2% for 2009. The lower than design utilization rate in 2007 and 2008 was due to commissioning activities of the major equipment. In 2008, no more than two power generators were operating at anytime due to remediation measures to the generator cooling systems required following commissioning. Lower than design utilization rate in 2009 was attributed in part to repair and maintenance to a reservoir upstream of Wuliting and outside of the Company’s control which resulted in water flows in excess of capacity and considerable abandoned water. Qingtian Wuliting Hydroelectric Development Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau in November 2008, which is valid until November 2009 and thereafter so long as there is no disagreement between the two parties, pursuant to which Qingtian Wuliting Hydroelectric Development Co., Ltd. is to connect the hydroelectric power project to the power grid which is currently under the operation and management of Lishui Electric Power Bureau. In November 2007 Wuliting entered into a grid economic agreement with Lishui Electric Power Bureau, which is valid until November 16, 2010, pursuant to which Lishui Electric Power Bureau, part of the State Grid, is paying Wuliting a tariff of RMB0.535 per kWh during peak hours, being 8 a.m. to 10 p.m., and RMB0.268 per kWh during off-peak hours, being 10 p.m. to 8 a.m. The VAT for this plant is 6.0%.
     Wuliting is located on the Daxi stream at the lower reaches of the Oujiang River, Wuliting village, Qingtian county, Zhejiang province. Wuliting consists of a concrete gravity dam, powerhouse, spill way, and ship lock integrated into one structure, and a substation. The powerhouse contains three 14.0 MW horizontal bulb turbines manufactured by Hangzhou Jianghe Electromechanical Equipment Co., Ltd. The area of the structure that contains the plant is 1,683.1 m2. The area of the land the project utilizes is 8,872 km2 including the drainage basin. We acquired Wuliting in January 2008.
     Ruiyang. Ruiyang is an impoundment reservoir hydroelectric power project commissioned in December 2003 with an installed capacity of 32.0 MW and an annual design utilization rate of 24.0%. The effective utilization rates were 24.5%, 18.2% and 22.3% for 2007, 2008 and 2009, respectively, reflecting normal operations and natural fluctuation in precipitation levels. Longquan Ruiyang Cascade II Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau on October 18, 2003, for an indefinite term, pursuant to which Ruiyang is to connect the hydroelectric power project to the power grid owned or controlled by Lishui Electric Power Bureau. Longquan Ruiyang Cascade II Hydroelectric Co., Ltd. entered into a grid economics agreement with Lishui Electric Power Bureau in April 2007, which is valid until December 31, 2009 subject to a two-year automatic renewal, pursuant to which Lishui Electric Power Bureau is currently paying Ruiyang a tariff of RMB 0.535 per kWh during peak hours and RMB 0.268 per kWh during off-peak hours. According to the terms of such agreement, the agreement remains effective after the initial term, unless both parties agree to terminate. The VAT for the plant is 6.0%.
     Ruiyang is located on the upper reach of Longquan Brook (Mei Brook), a tributary to Ou river, within the boundaries of Xiaomei Township, Longquan City, Zhejiang province. Ruiyang is a five-component project consisting of a concrete-faced-rock-fill dam, a 4 km tunnel, penstock, powerhouse, and substation. The power house contains two 16 MW vertical Francis turbine generators manufactured by Kvaerner Hangzhou Power Equipment Co., Ltd. The area of the structure that contains the plant is 892.0 m2. The area of the land the project utilizes is 188.0 km2 including drainage basin. We acquired Ruiyang in August 2009.
     Jiulongshan and Zhougongyuan. Jiulongshan and Zhougongyuan are a hydroelectric power project complex consisting of three separate hydroelectric power projects in series on the same river. The upstream hydroelectric power project, Zhongongyuan I, is an impoundment dam reservoir hydroelectric power project and the other two, Zhongongyuan II and Zhongongyuan III, downstream are run-of-the-river, diversion dam hydroelectric power projects. The three projects have a total design capacity of 53.6 MW and a combined annual design utilization rate of 25.0%. The effective utilization rate was 19% for 2009 reflecting precipitation levels during the commissioning period of the three projects. Zhougongyuan was commissioned in May through December 2009. Suichang County Jiulongshan Hydroelectric Development Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau on April 21, 2009 for each of the three hydroelectric power projects, which is valid until April 2010 subject to a two-year automatic renewal, pursuant to which Suichang County Jiulongshan Hydroelectric Development Co., Ltd. is to connect the hydroelectric power projects to the power grid which is currently under the operation and management of Lishui Electric Power Bureau. In December 2008, the Zhougongyuan hydroelectric power projects entered into a grid economics agreement with Lishui Electric Power Bureau, which is valid until December 30, 2011, pursuant to which Lishui Electric Power Bureau, part of the State Grid, is paying Zhougongyuan a tariff of RMB0.535 per kWh during peak hours and RMB0.268 per kWh during off-peak hours. In December 2009, Suichang County Jiulongshan Hydroelectric Development Co., Ltd., which then owned all of the three hydroelectric power projects, transferred one of them, Zhougongyuan III, to the newly established Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. with total investment of RMB140.0 million ($19.5 million) and registered capital of RMB90.0 million ($12.8 million). In connection with the transfer, Suichang County Jiulongshan Hydroelectric Development Co., Ltd., reduced its total investment to RMB320.0 million ($44.5 million) and registered capital to RMB204.1 million ($29.0 million). The purpose of the transfer is to have two interconnect arrangements of less than 50 MW resulting in lower VAT for the complex. The VAT for the three hydroelectric power projects was 17.0% for 2009 and 6% for 2010.
     Zhougongyuan is located on the Zhougongyuan river, which is a tributary of the Wuxijiang river. Each of the hydroelectric power projects consists of a concrete dam, tunnel and penstock, powerhouse and substation. Zhougongyuan I powerhouse contains two 12.5 MW vertical Francis type turbine generators, Zhougongyuan II powerhouse contains two 6.3 MW vertical Francis type turbines generators and Zhougongyuan III powerhouse contains two 8.0 MW vertical Francis type turbine generators, all of which were manufactured by Nanping Equipment Manufacturing Co., Ltd. The area of the structures that contain the plants are 447.1 m2, 440.9 m2 and 487.9 m2, respectively. The area of the land the project utilizes is 388.0 km2 including the drainage basin.
Fujian Province
     Banzhu. Banzhu is a low head, run-of-the-river hydroelectric power project commissioned in November 1998 with an installed capacity of 45.0 MW and an annual design utilization rate of 40.0%. The effective utilization rate was 42.9% for 2007, 39.3% for 2008 and 32.1% for 2009 reflecting normal operations and natural fluctuation in precipitation levels. Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Sanming Power Industry Bureau on September 22, 2006, which was automatically renewed to September 22, 2010 on July 22, 2008, pursuant to which Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. is to connect the power plant to the power grid which is currently under the operation and management of Fujian Province Sanming Electric Power Bureau. According to the terms of such agreement, the agreement remains effective after the initial term, unless both parties agree to terminate. A power sales and purchase agreement was entered into by Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. and Fujian Province Sanming Power Industry Bureau, part of the Southern Grid, dated 30 April, 1997, for an indefinite term, pursuant to which Fujian Province Sanming Power Industry Bureau is currently paying Banzhu a tariff of RMB0.36 per kWh. The VAT for this plant is 17.0%.
     Banzhu is located on the Shaxi River, a main tributary of the Minjiang River in Fujian province, 8 km downstream from Sanming City. Banzhu consists of a concrete gravity dam, powerhouse, spill way and ship lock integrated into one structure, and substation. The power plant contains three 15.0 MW horizontal bulb turbines manufactured by Hangzhou Generation Equipment Manufacturing Co., Ltd. The area of the structure that contains the plant is 5,915.3 m2. The area of the land the project utilizes is 9,774 km2 including the drainage basin. We acquired a 90.0% equity interest of Banzhu in October 2008 and the remaining 10.0% equity interest in March 2009.
     Wangkeng. Wangkeng is an impoundment reservoir hydroelectric power project commissioned in July 2004 with an installed capacity of 40.0 MW and an annual design utilization rate of 42.0%. The effective utilization rate was 33.9% for 2007, 36.8% for 2008 and 30.9% for 2009 reflecting normal operations and natural fluctuations in precipitation levels. On July 21, 2008, Pingnan County Wangkeng Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Ningde Electric Power Industry Bureau, which is valid until December 2010, pursuant to which Pingnan County Wangkeng Hydroelectric Co., Ltd. is to connect the hydroelectric power project to the power grid which is currently under the operation and management of Fujian Province Ningde Electric Power Industry Bureau. Pingnan County Fushun Hydroelectric Co., Ltd. (formerly Pingnan Wangkeng Hydroelectric Co., Ltd.), entered into a power purchase and sales agreement with Fujian Province Electric Power Co., Ltd., part of the Southern Grid, on October 28, 2004, which was valid until December 31, 2009, pursuant to which the Fujian Power Grid is paying Wangkeng hydroelectric power project a tariff of RMB0.31 per kWh. We are in the process of renewing the power purchase and sales agreement. The VAT for this plant is 17.0%.
     Wangkeng is located on the Huotongxi river in Pingnan county, Fujian province. Wangkeng is a four component complex consisting of a concrete arch dam, tunnel and penstock, powerhouse and substation. The powerhouse contains two 20.0 MW vertical Francis type turbine generators manufactured by GE Asia (Hangzhou) Hydroelectric Equipment Co., Ltd. The area of the powerhouse structure that contains the plant is 706.8 m2. The area of the land the project utilizes is 290 km2 including the drainage basin. We acquired Wangkeng in October 2008.
     Yuanping. Yuanping is a run-of-the-river diversion hydroelectric power project commissioned in March 2007 with an installed capacity of 16.0 MW and an annual design utilization rate of 39.0%. The effective utilization rate was 21.5% for 2007, 27.3% for 2008 and 31.6% for 2009. The lower than design utilization rates in 2007 and 2008 were due in part to the ramp up of the hydroelectric power project during the commissioning period and in 2009 due to normal operations coupled with natural fluctuation in precipitation levels. On December 26, 2008, a grid connection and dispatching agreement was executed by and between Pingnan County Yuanping Hydroelectric Co., Ltd. and Pingnan County Power Supply Co., Ltd. which is valid until December 27, 2010, pursuant to which Fujian Province Pingnan

County Yuanping Hydroelectric Co., Ltd. is to connect the hydroelectric power project to the power grid which is currently under the operation and management of Fujian Province Pingnan County Power Supply Co., Ltd. Pingnan County Yuanping Hydroelectric Co., Ltd. entered into a power purchase agreement with Fujian Province Pingnan County Power Supply Co., Ltd. on December 28, 2008, which is valid until December 28, 2009, pursuant to which Fujian Province Pingnan County Power Supply Co., Ltd. is paying Yuanping an interim tariff of RMB0.260 per kWh for supplying electricity and the tariff was approved by the regional pricing bureau to be RMB0.29 per kWh. The VAT for this plant is 6.0%. According to the terms of such agreement, the agreement remains effective after the initial term, until both parties agree to terminate.
     Yuanping is located on the Huotongxi river in Fujian province. Yuanping is a four-component complex with a concrete diversion dam, tunnel and penstock, powerhouse and substation. The powerhouse contains a single 16.0 MW vertical Francis turbine generator manufactured by Nanping Nandian Hydroelectric Equipment Co., Ltd. The area of the structures that contain the plant are 750.0 m2. The area of the land the project utilizes is 671 km2 including the drainage basin. We acquired Yuanping in October 2008.
     Yuheng. Yuheng is a run-of-the-river diversion hydroelectric power project commissioned in November 1999 with an installed capacity of 30.0 MW and an annual design utilization rate of 42.0%. The effective utilization rate was 33.5% for May 18 to December 31, 2007, 34.6% for 2008 and 26.4% for 2009 reflecting normal operations and natural fluctuation in precipitation levels. The low utilization rate for 2007 was due to the less than expected precipitation in 2007. On December 26, 2008, a grid connection and dispatching agreement was executed by and between Pingnan County Yuheng Hydropower Co., Ltd. and Fujian Province Pingnan County Power Supply Co., Ltd., which is valid until December 27, 2010, pursuant to which, the Yuheng hydroelectric power project is to be connected to the power grid which is currently under the operation and management of Fujian Province Pingnan County Power Supply Co., Ltd. Pingnan County Yuheng Hydropower Co., Ltd. entered into a power purchase agreement with Fujian Province Pingnan County Power Supply Co., Ltd. on December 28, 2008, which is valid until December 28, 2009, pursuant to which, Fujian Province Pingnan County Power Supply Co., Ltd. is to pay Yuheng a tariff of RMB0.29 per kWh for supplying electricity. According to the terms of such agreement, the agreement remains effective after the initial term, until both parties agree to terminate. However, Pingnan County Yuheng Hydropower Co., Ltd. entered into the Interim Agreement of Conformity of Power Purchase and Supply in Rongping Supply Area with Fujian Province Pingnan County Power Supply Co., Ltd., Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. and Pingnan County Hengli Hydroelectric Co., Ltd. on August 31, 2007, or the Interim Agreement, which is in force until August 31, 2010, pursuant to which, Fujian Province Pingnan County Power Supply Co., Ltd. and Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. are to pay Yuheng a tariff of RMB0.181 per kWh for supplying 300 million kWh of electricity to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. for a contractual term of forty-two months, which ends in October 2010. Therefore, for electricity amount supplied under the Interim Agreement to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd., Yuheng is only entitled to RMB0.181 per kWh of the RMB0.29 per kWh revenue received from Fujian Province Pingnan County Power Supply Co., Ltd. and is obligated to remit the remaining RMB0.109 per kWh, to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. until the earlier of reaching the cumulative volume of 300 million kWh or October 2010. Pursuant to the Transfer of Yuanping Hydropower Plant and Cooperation Agreement entered into between Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. and Fujian Province Anheng Assets Management Co., Ltd., Fujian Yuheng Power Group and Fujian Dachuang Hydro Power Co., Ltd, which were the founders of Pingnan County Yuheng Hydropower Co., Ltd., Yuheng provided a guarantee deposit of RMB30 million to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. to guarantee the supply of electricity of an aggregate volume of 300 million kWh over the contractual term and is entitled to be refunded RMB0.1 of the guarantee deposit for every kWh of electricity supplied to Rongping Chemical through the power grid up to 300 million kWh over the contractual term. The VAT for this plant is 6.0%.
     Yuheng is located in the Huotongxi river in Fujian province. Yuheng is a four-component complex with a concrete diversion dam, tunnel and penstock, powerhouse, and substation. The powerhouse contains three 10.0 MW vertical mixed flow Francis turbine generators manufactured by Chongqing Turbine Generator Manufacturing Company Ltd. The area of the structure that contains the plant is 546.0 m2. The area of the land the project utilizes is 671 km2 including the drainage basin. We acquired Yuheng in October 2008.
Projects under Development
Henan Province
     Wuyue. Wuyue will be a pumped storage hydroelectric power project with a planned design capacity of 1,000.0 MW and an annual design utilization rate of between 15% to 30%, depending upon utility requirements, the construction of which is anticipated to begin in the third quarter of 2010 and the commissioning of which is expected to be in stages between 2014 and 2015. The Wuyue project is party to various design, construction, equipment and installation contracts totaling approximately RMB154.2 million ($22.6 million) in value. The total cost to construct the Wuyue hydroelectric power project is projected to be RMB4.0 billion ($0.6 billion). We expect to fund the construction of this project primarily through bank loans and in part from the proceeds of the initial public offering.

     Wuyue will be connected to the Hubei-Henan exchange interface of the east channel in the Henan 500 KV power grid. Wuyue will be located in Yinpeng Township, Guangshan County, Xinyang City, Henan province, between the existing lower Wuyue reservoir and an upper reservoir yet to be built. The hydroelectric project will contain four 250.0 MW reversible pump hydraulic turbine generators. The area of the hydroelectric power project will be 3,800 m2. The area of the land the project will occupy will be 6,940 m2 including power plant and water conveyance facilities.
Projects for which We have Signed Definitive Agreements to Acquire
Yunnan Province
     Xiaopengzu. In April 2010, we signed a definitive agreement to acquire the Xiaopengzu hydroelectric power project located in Yunnan province for a purchase price of RMB240.0 million ($35.1 million). The acquisition is subject to customary closing conditions, including obtaining governmental approvals.
     The Xiaopengzu hydroelectric project is the first of eight projects located on the Puduhe River north of Kunming in Yunnan province. The drainage basin catchment area above dam is 8,162 km2. Xiaopengzu is a 44 MW four component facility consisting of a concrete arch gravity dam and reservoir, 522 meter tunnel and penstock, powerhouse, a 110 kv substation, and 12 km transmission line. The powerhouse contains two vertical 22 MW Francis type turbine generator units. The project was placed in service in 2009. The design utilization rate ranges from 45% to 55% depending upon the water releases from Dainchi Lake which supplement the natural flows in the Puduhe River. The project facilities occupy 1,100 square meters.
     Minrui. In April 2010, we signed a definitive agreement to acquire three operating hydroelectric power projects of the Minrui hydroelectric power project complex located in Yunnan province for a purchase price of RMB96.3 million ($14.1 million). The acquisition is subject to customary closing conditions, including obtaining governmental approvals. The three projects, the Al Lu He project, the Latudi project and the Zi Ling He project, have a total installed capacity of 55.5 MW.
     The Al Lu He project is a 12.6 MW, 617 meter water head facility which utilizes a 22.79 km2 drainage basin. The project is a four component complex consisting of diversion at elevation 1,990 meters, a 1,354 meter long, 0.8 meter diameter penstock, powerhouse containing two 6.3 MW horizontal Pelton type impulse turbines and generators and 110 kv substation. The design utilization rate is 54% or 4,757 hours. The project was placed in service in 2007.
     The Latudi project is a 18.9 MW, 598 meter water head facility which utilizes a 22 km2 drainage basin. The project is a four component complex consisting of diversion at elevation 1,853 meters, a 1,780 meter long, 1.26 meter diameter penstock, powerhouse containing three 6.3 MW horizontal Pelton type impulse turbines and generators and 110 kv substation. The design utilization rate is 46% or 4,041 hours. The project was placed in service in 2009.
     The Zi Leng He project is a 24 MW, 622 meter water head facility which utilizes three separate diversions. The drainage basin for all three totals 24 km2 . The project is a five component complex consisting of three separate diversions at elevation 1,805 meters, a 7,360 meter long tunnel 1,788 meter long, 0.8 meter diameter penstock, powerhouse containing four 6.3 MW horizontal Pelton type impulse turbines and generators and 110 kv substation. The design utilization rate is 63% or 5,554 hours. The project was placed in service in 2007.
Our Project Acquisition Process
Our steps for evaluating and acquiring hydroelectric power projects are set forth below.

Opportunity Sourcing and Screening
     Our management has a broad network of contacts throughout China, including contacts in the hydroelectric industry and in the central, provincial and local governments, through which we have developed a pipeline of hydroelectric project acquisition opportunities.
     Our criteria for evaluating a potential target hydroelectric power project or development project for acquisition include the following:
•	acquisition price, and anticipated construction cost where applicable, as compared to current and projected cash flow and the historical and projected return on investment, taking into account historical tariff levels and tariff trends;

•	the acquisition cost as compared to the estimated replacement value, the appraised value and our own assessment of fair value using a number of valuation methodologies;

•	the status of approvals, permits and licenses required for the construction and operation of the plant, including the legal status of the land occupied by the plant;

•	the hydrological condition of the plant site;

•	the ability to retain existing or obtain new local bank financing on reasonable terms;

•	the operating history of the target business, including actual power production and local supply and demand;

•	the installed capacity and design of the hydroelectric power project operated by the target business, including opportunities to expand or otherwise improve generation capacity taking into consideration the current installed capacity and design utilization;

•	the potential to diversify the regions in which we operate or to realize operational efficiencies from clustering multiple plants on a single water way;

•	the competency of existing management and operational personnel of the target project; and

•	the local government for the project, the relationship with the customer grid and the local tax rates.
     These criteria are not intended to be exhaustive. Any screening relating to the merits of a particular target business will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in effecting the acquisition consistent with our business strategy. Our management believes there are ample acquisition targets that meet the above criteria. Furthermore, we believe that there are few experienced and funded buyers in the market. In evaluating prospective acquisitions, our management has sourced a large number of hydroelectric projects in China, including conducting site visits and analyzing operating data from the projects. In addition, our management has conducted comprehensive research on market and competitive dynamics in the industry.
     We have engaged certain finders for sourcing acquisition opportunities for our company, but we have not paid any finder’s fees to date, as we have not closed any acquisitions based on the introductions made by them. We plan to discontinue the use of finders in the future.
Sign Memorandum of Understanding or Letter of Intent
     Once an acquisition opportunity is identified, our staff will conduct an internal preliminary engineering, legal and financial assessment of the target project. The results of the internal preliminary assessment are reported to our management, which decides whether we will pursue the opportunity.
     If our management decides to pursue the opportunity, we will enter into a memorandum of understanding or letter of intent with the owner of the target project. This sets forth the general terms and conditions for a possible acquisition and may elect to provide for the payment by us of a deposit of up to 5% of the purchase price. The memorandum of understanding or letter of intent allows us to conduct our due diligence review. The memorandum of understanding or letter of intent is generally non-binding, although where we pay a deposit, we may forfeit it if we do not complete the acquisition for reasons other than the failure of the project to pass our due diligence review.
Due Diligence
     After the execution of a memorandum of understanding or letter of intent, we conduct a full due diligence review of the target project. The due diligence review covers four main aspects: financial, engineering, legal and asset appraisal. Generally, third-party advisors, such as engineering firms, law firms and asset appraisers, are engaged to assist us with in-depth due diligence under our direction, and will provide due diligence reports for our review. Our own staff is also responsible for the financial review of target projects.
     Our financial evaluation is the key first step to understanding the viability of the potential project. We conduct different analyses of the business to ensure the valuation sought is in line with market. We achieve this through evaluation of the asked price, operating expenditure and capital expenditure to ensure that the price we are paying is reasonable. The engineering firm is directed to include in their report an estimate of cost to operate the plant, taking into account periodic equipment maintenance.
     The engineering review generally consists of site visits, physical inspection of the facilities, meetings with plant management, analysis of hydrological conditions and potential and historical electricity production, review of project design, construction and operation records, and review of the acquisition cost, operating cost and annual capital expenditures.
     In the review of hydrological conditions and electricity production, the engineering firm is directed to (i) review the precipitation records and the methods used to determine the amount and timing of water flow and the project water intake; (ii) review the methods employed to convert the kinetic energy of water into electricity, including applying the hydrologic potential from the project water to the water conveyance facilities and turbine equipment of the project; and (iii) account for reasonable estimates of planned and unplanned outages due to maintenance, high and low water levels, and transmission interruption due to grid conditions outside the control of the project operator. The engineering firm’s report typically includes monthly and annual electricity production using historical hydrologic records and the equipment installed or to be installed, reflecting a simulation of historical and likely future net electricity production from the project which is then compared, in the case of plants already in operation, to actual electricity production since commencement of operations.
     The review of project design is intended to ensure that the civil, mechanical and electrical design of the project is prudent and suitable for the intended duty of a utility grade hydroelectric power project performing continuous operation. In the review of project design, the engineering firm is directed to review the suitability of the project for specific geotechnical conditions, civil structures, and the mechanical and electrical requirements for infrastructure and equipment, including the dimensions, methods of fabrication, depth of excavation, and source of materials used in all project features, including diversion structure, water conveyance, support, power house and outflow.
     The actual records of the project construction are selectively reviewed to ensure that customary quality control practices were performed and that construction materials, including steel and concrete, incorporated in the project were manufactured and placed in accordance with prudent design practice. The review covers quality control measures employed by the manufacturers of turbines, generators and electrical equipment in the manufacturing and assembly process and identifies any substandard material or completed work that was removed and replaced. The review of the actual construction ensures that civil, mechanical and electrical aspects of the project conform with the design, that any redesign improvements from the original design necessitated by the actual conditions have been properly incorporated into the work, and that the final as built project is a utility grade hydroelectric power project suitable for continuous duty. Our third party-review of the project design and project construction is intended, among other things, to uncover any deficiencies in the structural or operational integrity of the hydroelectric power project that may have arisen due to construction of the hydroelectric power project based on incomplete or inaccurate technical data, faulty design or poor construction process or materials.
     We engage legal counsel to investigate the legal status of the target hydropower project through a review of relevant legal documents, including permits and approvals, tax records, and building ownership certificates and land use rights. The legal counsel prepare a legal due diligence report that sets forth any issues they identify and the associated risks. This process allows us to reduce our risk exposure and more effectively negotiate with the seller to remediate material legal issues before acquiring the target project.
     Finally, we also obtain an appraisal from a reputable appraiser of the fair market value of the target project before entering into an agreement with the seller. We generally obtain a written appraisal that covers the plant, property and equipment.
Investment Committee Approval
     Upon completion and review of the financial, engineering, legal, and appraisal due diligence, our investment committee will decide whether to enter into a definitive acquisition agreement. Our investment committee currently consists of Mr. Kuhns, Dr. Lin, Mr. Li, Mr. Gan, Ms. Chen and Mr. Best. Projects are only pursued upon the unanimous consent of the committee members.
Negotiate and Sign Definitive Agreement
     The legal documentation of the acquisition is prepared by our legal counsel in conjunction with their in-depth due diligence review of the target. If our project review committee is satisfied with the results of the in-depth due diligence, we will enter into an equity interest or asset purchase agreement and other related agreements with the seller of the target and other related parties as necessary. The agreements cover the pricing and payment terms for the acquisition, the financing requirements for the transaction, estimates of approval status and timing and may involve divestiture of non-core assets. These acquisition agreements contain representations, warranties and covenants of the parties that we believe are customary for comparable transactions in China, covering historical tariff, electricity generation and hydrology, the condition of the plant and equipment, the status of government approvals and the ownership history of the plant. Certain representations and warranties of the sellers of these projects, such as those relating to the quality and performance of the projects and obtaining key government approvals, may survive the closing of the project acquisition for a certain period of time, and the breach of these representations, warranties and covenants may entitle us to a setoff against the amounts payable to the sellers or other compensation or indemnification. The executed acquisition agreements are submitted to the relevant government authorities, in particular the provincial or local commerce authorities, for approval. The government approval process generally takes 15 to 60 days, but may take longer in some cases. We generally seek to establish a new wholly foreign-owned enterprise to hold our acquired projects, or we may transfer the assets to an existing FIE.
     Upon approval by the authorities, including the Ministry of Commerce, the State Administration of Foreign Exchange, the National Development and Reform Commission and the State Administration for Industry and Commerce, of the acquisition, the relevant engineering, assets, financial and personnel records and materials are handed over from the prior owner of the hydroelectric power project to us, and we assume the operation of the hydroelectric power project. See “Regulation — Regulation Relating to Foreign Investment”.
     For projects which are wholly or partially state-owned, we must enter into a competitive bidding process to win the right to acquire a hydroelectric power project. Our acquisition process for these state-owned projects is otherwise the same as that for privately held projects. We may in the future bid for other state-owned projects. See “Risk Factors — Risks Relating to our Company and the PRC Hydropower Industry — Acquisition of state-owned assets involves a public bidding process and failure to win the bids for our state-owned target companies or equity interests therein may limit our future growth and the control of our existing projects.” and “Regulation — Regulations Relating to Transfer of State-Owned Assets”.
Project Construction
     Substantially all of the design, construction and engineering supervision work for our greenfield projects and projects under construction is subcontracted to third parties. Typically, design institutes, contractors and engineering supervisors are selected through an open bidding process. A general contractor may be hired, who is responsible for the selection of sub-contractors, or, in some projects, more than one contractor is hired, each responsible for a designated portion of the project on a turnkey basis. A selection procedure is put in place to ensure compliance with quality and workmanship standards. Factors taken into account when selecting contractors may include their qualifications, reputation, track record, past cooperation with us, and financial condition and resources, as well as the competitiveness of their bids. The qualifications and performance of the contractors are reviewed from time to time. Information throughout the entire project construction process is constantly collected from the contractors and directly by our team, and is closely monitored and analyzed to ensure compliance with quality and workmanship standards and to avoid unanticipated delays and cost overruns.
     The construction contracts typically provide for fixed or capped payments, subject to adjustments for certain types of excess, such as design modifications during construction, unanticipated geological conditions discovered during construction and changes in commodities prices. The contractors are typically responsible for procuring the necessary raw materials, as well as providing engineering and construction services, if required.
     We generally purchase key equipment from domestic manufacturers and vendors. China is the biggest hydroelectric power producer in the world, according to the International Energy Agency, and as a result has a number of manufacturers providing quality hydroelectric equipment at competitive prices. There are also numerous hydroelectric contractors, supervisors and installers competing for projects in China. We expect that, as we grow, we will have greater negotiating power with equipment manufacturers, vendors, contractors and related service providers for the construction and maintenance of our projects.
Commissioning of Project
     Since March 2003, the National Development and Reform Commission was created and assumed authority over the review and approval of major new hydroelectric power projects. Approval by the Ministry of Commerce or its designated authority is also required when foreign investment is involved in establishing or acquiring a hydroelectric power project.
     On July 19, 2004, the State Council issued a decision entitled “Reform of the Investment System”, or the State Council Decision, which changed the approval process for investments in China. Depending on the types of investments, investments are subject to one of three types of procedures: a full approval procedure, a verification procedure, or a filing for the record procedure.
     According to the State Council Decision, hydroelectric power projects without PRC government funding are subject to a verification procedure. This involves the review and verification by the investment regulatory authority of the State Council; if the project is classified as important, additional review and verification by the State Council will be required. Verification by the National Development and Reform Commission and the Ministry of Commerce or local government will also be necessary if foreign investment is involved. Applicants are required to submit only project application reports in lieu of the project proposals, feasibility studies and application reports for commencing construction previously required. The types of specified investments qualified for the verification procedure are subject to change by the State Council.
     To develop a new hydroelectric power project, the requisite approvals and permits must be obtained prior to the commencement of construction of a project. These approvals and permits generally include approvals in connection with the plant site, water and soil conservation, environmental protection, land use rights, water resources demonstration, construction land planning permit, construction works planning permit, and construction works commencement permit, among others. We do not plan to develop greenfield projects in the near term.

     The construction of hydroelectric power projects is also subject to acceptance inspections, including acceptance inspections with respect to water storage, commissioning of generator units, environmental protection, water and soil conservation facilities and construction completion, among others. Currently, five of our twelve projects have completed completion acceptance procedures, five are expected to complete the procedures in June 2010 and the remaining two are expected to complete the procedures in December 2010. See “Risk Factors — Risks Relating to our Company and the PRC Hydropower Industry — Certain of our existing hydroelectric power projects have not passed the completion acceptance procedure, which could result in the imposition of fines or the closure of non-permitted hydroelectric power projects.”
     To operate hydroelectric power projects, relevant permits such as an Electric Power Business Permit (for power generation) and Water Drawing Permit are also required. In addition, the operation of hydroelectric power projects is subject to the supervision and administration of certain relevant governmental authorities, which include the State Electricity Regulatory Commission, and its local branches, and other authorities in charge of water resources, environmental protection, and work safety, among others. See “Regulation”.
Project Operation and Maintenance
     We manage most of our existing hydroelectric power projects, except for the Liyuan hydroelectric power project in Sichuan province, and we intend to continue to manage our hydroelectric power projects in the future. The management of the Liyuan hydroelectric power project is currently outsourced to a company affiliated with the local power grid to which the plant is connected. We have acquired and will continue to acquire hydroelectric power projects that are clustered or located where we have the potential to acquire adjacent projects, which enables us to centralize operational and management functions for the hydroelectric power projects and thus achieve cost savings.
     Repairs and maintenance of hydroelectric power projects are conducted on a regular basis or when necessary. Regular repairs and maintenance are generally scheduled during the off-peak season in order to reduce their impact on normal operations. We perform regular inspections of our generators to look for signs of possible equipment degradation. Minor repairs are typically carried out on an annual basis without interruption to the planned generation of the hydroelectric power project. Major repairs are carried out every four to six years and involve the generator ceasing operation for up to three months. Emergency repairs may be required to be made by our company or by the grid through which we dispatch our power when equipment failures or natural disasters occur. For example, we had been unable to transmit power at the Shapulong power plant to the local grid for approximately six weeks, as the transmission line connecting our plant to the local grid failed during a severe snow storm. Emergency repairs may take one or two days to a month, depending on the nature of the repair, and may interrupt our planned generation.
Sales and Marketing
Power Sale
     Each of our operating hydroelectric power projects has entered into a written power purchase agreement with the grid to which it is connected. Generally, the agreement has a term of three to five years, with the tariff negotiated annually. The agreement normally provides that the annual utilization hours of the hydroelectric power project will be determined with reference to the estimated demand for electricity, the forecast water inflow volume at the plant and the strategic importance of the hydroelectric power project to the customer grid. The output that each of our hydroelectric power projects generates is also subject to local demand for power and the amount of power to be dispatched to the grid, and is set and controlled by the relevant provincial government. Actual daily generation of electricity is determined by the dispatch authority based on the needs of the grid. Our actual power generated may therefore be less than our planned power production as approved by the provincial authorities. In practice, our actual power generated is determined based on our daily interactions with our local power grids. We must inform each grid of our ability to produce power based on actual hydrological conditions, and they will take this into account when requesting us to dispatch power each day. In Sichuan, Yunnan and Fujian provinces, our experience has been that we may dispatch all the power we can produce on any given day to the local grid. In Zhejiang province, where we receive different tariffs for peak and off-peak power, we generally dispatch all the power we can produce, however, the local grids may restrict the amount of peak power we dispatch. In line with national policy, we believe the local grids in Zhejiang generally favor renewable energy generators in selecting dispatch of peak power.
     We expect that the dispatch of the power we generate will be increasingly influenced by market demand and our competitive tariff as the dispatch system continues to develop towards a market mechanism. The development of this market mechanism is described below.
     In 2003, the State Electricity Regulatory Commission and the State Administration for Industry and Commerce jointly promulgated a model contract form, or the Model Contract Form, for use by power grid companies and power generation companies in connection with electricity sale and purchase transactions. The Model Contract Form contains provisions for stipulating the parties’ rights and obligations, amount of electricity subject to purchase, payment method and liabilities for breach of contract. We believe that the publication of the Model Contract Form has facilitated the negotiation and execution of electricity purchase contracts between power grid companies and power generation companies in a fair, transparent and efficient manner. In 2007, all of the agreements entered into between our hydroelectric power projects and the local grid companies were based on the Model Contract Form.
     Power sales through competitive bidding are one of the targets of the power market reform. The PRC government began to experiment with a program in 1999 to effect power sales through competitive bidding in some provinces, and has been gradually expanding the program with a view to creating a market-oriented electric power industry. Pursuant to the Implementation Opinions Regarding Promotion of Electric Power System Reform in the Eleventh Five-year Plan promulgated on April 6, 2007, the State Electricity Regulatory Commission will speed up the reform to establish an electric power market suitable to China’s circumstances. Among other things, the State Electricity Regulatory Commission will propose relevant policies based on the practices pioneered in the northeastern region and eastern region; promote the construction of a uniform competitive bidding system in each regional power market; accelerate the development of power markets in the eastern region and the northeastern region; carry out trial or simulated operations in the southern region and central region as appropriate; formulate plans and marketing rules for the power market in the northern region and northwestern region; and expand the experimental program on direct power sales between power generation companies and large-scale end-users.
     Currently, participants in the trial operations of the regional power markets are limited to coal-fired power projects. Although the Renewable Energy Law and regulations promulgated thereunder require the dispatch and purchase of all power generated by small hydroelectric power projects, these requirements are not always followed in practice. Relevant law requires 100% of our power produced to be purchased by our customer grid, but in practice our planned generation is agreed with the grid each year and may be below our design utilization output. Furthermore, where there is a decrease in demand or increased competition for supply of power to a grid, we may be required by the local dispatch company to generate less than the planned generation agreed with the grid. Establishing regional power markets and increasing the use of the bidding method are the trend in China’s power market reform, and we believe this will create a competitive environment that is fair, transparent and equitable. In general, we believe the move away from local grids to larger regional and state grids will increase our competitive advantage as a low tariff provider of renewable energy, and allow us to increase our utilization levels. We believe that hydroelectric power projects may benefit from this reform, if extended to hydroelectric power projects, as hydroelectricity is a low-cost renewable energy compared to thermal energy. We expect that our efficient operations and management will enable us to compete effectively in an open, orderly and fair market. However, the recent global economic downturn, and the domestic stimulus programs implemented by the PRC government to combat the downturn, may result in the slowing of the reform process outlined above, as the government seeks to support existing thermal power producers through periods of reduced demand. We believe this may in particular be true in the coastal regions, such as Fujian and Zhejiang provinces, which have been affected significantly by the shrinking of the PRC’s export economy. See “Regulation — Regulations on Renewable Energy Resources; Regulations of Power”.
On-grid Tariff
     Since April 2001, the Chinese government has started to gradually implement a new on-grid tariff-setting mechanism based on the operating and capital costs of individual power projects as well as the average costs of comparable power projects. On July 3, 2003, the Chinese government approved the tariff reform plan and made it clear that the long-term objective of the reform is to establish a standardized and transparent tariff-setting mechanism.
     Pursuant to the National Development and Reform Commission circular issued in June 2004, on-grid tariffs for newly built power generating units commencing operation since June 2004 should be set based on a number of factors. This new mechanism was intended to replace the old tariff-setting mechanism which was designed to enable power projects to recover all operating and debt service costs and to earn a reasonable profit or a fixed rate of return on the net fixed assets. Based on our experience, the determination of average costs under the new mechanism usually takes into consideration factors such as the following:
•	construction costs, which vary according to the capacities of the individual power projects;

•	operating and administrative expenses, such as labor and fuel costs;

•	maintenance and repair costs of power projects; and

•	interest expenses on outstanding debts.
     In December 2004, the National Development and Reform Commission proposed and the State Council approved a linkage mechanism between coal and power tariff rates, pursuant to which the National Development and Reform Commission may adjust power tariffs if the average coal price changes by 5% within a period of six months compared with the preceding period. The change in a period, if less than 5%, will be carried forward to the future periods until the accumulated changes reach 5%. Currently, the tariff rates of hydropower are not subject to this linkage mechanism, but reforms in the pricing of coal-fired and other power projects influence the tariffs we receive, and the demand for hydropower, as they impact the economics of the grid as a whole.
     On March 28, 2005, the National Development and Reform Commission issued the Interim Measures on Regulation of On-

grid Tariff, or the Interim Measures, to provide guidance for the reform of tariff-setting mechanism in the transition period. Under the Interim Measures, the tariff is classified into an on-grid tariff, a transmission and distribution tariff and an end-user tariff. The transmission and distribution tariff will be set by the government. The end-user tariff will comprise power purchasing cost, loss of power in transmission and distribution, the transmission and distribution tariff and any government subsidy. The government is responsible for regulating and supervising power tariffs in light of the principles of efficiency, incentives, and investment encouragement and taking into consideration affordability of power to local consumers.
     The on-grid tariffs for our planned output and excess output are subject to an annual review and approval process involving the relevant provincial government authority and the National Development and Reform Commission. In Zhejiang and Fujian provinces, where the tariff rates are among the highest in the country and where our hydroelectric power projects are connected to the state grid, we have little influence on the setting of the tariff rates for our planned and excess output, which are set by the local pricing bureau in line with the Interim Measures upon consultation with the state grid. In Yunnan and Sichuan provinces, where the tariff rates are among the lowest in the country and where our hydroelectric power projects are connected to local grids, we have some ability to negotiate the tariff rates for our planned and excess output with the local grid companies before the tariffs are submitted to the local pricing bureau for approval. Our ability to influence the tariff will depend on the local supply and demand for electricity and the strategic location of our plant in the grid. See “Regulation — Regulations on Renewable Energy Resources; Regulations of Power.”
Competition
     Competition within the electric power industry has only been introduced recently in China, as energy producers were historically controlled by the government. China has experienced significant capacity shortages, and suppliers have often been unable to meet the surging demand for electricity. We believe that competition between power projects to sell electricity is lessened due to prevalent supply shortages. Nonetheless, we believe that competition will increase in the long run.
     All hydroelectric power projects in China are subject to dispatch conducted by various dispatch centers. A dispatch center is required to dispatch electricity pursuant to the Regulations on the Administration of Electric Power Dispatch Networks and Grids, issued by the State Council with effect from November 1, 1993, and in accordance with its agreements with hydroelectric power projects subject to its dispatch. Power generation companies are also required to enter into on-grid dispatch agreements with power grid companies. As a result, there is competition for favorable dispatch treatment in China’s electric power industry, especially during the off-peak periods. Our ability to sell electricity depends on the dispatch and allocation determined by the dispatch requirements of the local grids to which we sell our electricity. We therefore do not compete directly with other power producers to sell the electricity we generate, but instead, to sell the electricity solely through the local girds. Please see “Business — Sales and Marketing — Power Sale.” As a generator of renewable energy, hydroelectric power projects are technically entitled to preferential treatment in dispatchment over thermal power projects. This factor, combined with the increasing cost of coal and other fossil fuels, has led to increased interest in and support to hydropower in China. If the gap between supply and demand for power in China is met largely by renewable energy generators in the same regions we may in the long term face competition from other renewable energy generators for dispatch of our power. However, we believe that in markets dominated by fossil fuel generators, we will experience rising tariffs over the long term.
     In addition to competition from other hydroelectric power projects and other power generators to dispatch the power we generate, we may in the future face competition in acquiring additional hydroelectric power projects. Competition may come from China’s five biggest power generating companies, which are all state-owned enterprises and currently operate primarily coal-fired power projects but have become increasingly interested in hydroelectric power projects and other forms of renewable energy. These companies have excellent relationships with the power grids, which provides them an advantage when introducing new plants to a grid. We expect these five companies will focus on large hydroelectric power projects and be slower to seize acquisition opportunities, while we target small projects and have a demonstrated ability to move quickly. Certain smaller China-based and overseas listed power companies are also seeking to acquire hydroelectric power projects in China. Hydroelectric power projects in China are also attractive investments for international investors seeking to generate and trade certified emissions reduction credits. We believe these local and foreign companies are acquiring hydroelectric power projects along with other renewable energy operations and lack the segment focus that our Company has. While we are aware of their activities in the market, we have not experienced direct competition with them to date for project acquisition. We may also encounter some competition from venture capital and private equity funds, leveraged buyout funds and other foreign funded entities interested in acquiring hydropower assets in China. We believe we have the expertise and experience in the hydropower sector to compete effectively with these players.
Intellectual Property Rights
     We plan to file for registration of the trademark of China Hydroelectric Corporation and the associated logo in China. We have also registered the Internet domain name www.chinahydroelectric.com.
     In China, the registration and protection of a company’s corporate name is carried out at the provincial level. We cannot prevent others from registering our corporate name. If a company first registers China Hydroelectric Corporation as its corporate name in a province where we operate our business, we will have to adopt another corporate name. However, we do not believe that any such loss of our right to use the name China Hydroelectric Corporation would have a significant adverse impact on our business or operations.
Insurance
     We currently maintain property insurance for our hydroelectric power projects. Our current insurance coverage is maintained with Ping An Property and Casualty Insurance Company of China, Ltd., PICC Property and Casualty Company Limited, China United Property Insurance Company Limited and Tian An Insurance Company Limited on our properties, plants and equipment, and includes construction all risk insurance. Our current coverage totals approximately RMB802.5 million ($117.6 million). As with most property insurance policies in China, our policies do not cover damage resulting from earthquakes, war or acts of terror. In February 2009, we purchased liability insurance for our directors and officers with a coverage of $20.0 million.
     Except for an electricity supply liability insurance policy maintained for the Wangkeng hydroelectric power project with PICC Property and Casualty Company Limited, we do not maintain any other third-party liability insurance to cover claims in respect of bodily injury or property or environmental damage arising from accidents on our property or relating to our operations other than the third-party additional risk insurance included in our construction all risk insurance coverage. We also do not carry business interruption insurance, which is not customarily carried by power companies in China. We believe that our insurance coverage is adequate and is standard for the power industry in China. See “Risk Factors — Risks relating to the Company and PRC Hydropower Industry — Our power generating operations may be adversely affected by operational risks, which may result in uninsured losses.”
Environmental Matters
     We are subject to various environmental laws and regulations set by the national, provincial and municipal governments in China, including regulations on water pollution, as well as water and waste discharge. See “Regulation.”
     Our new power projects are normally required to undergo an environmental impact assessment by qualified third parties, and a report of the assessment needs to be submitted to the relevant environmental authorities in order to obtain their approval before commencing construction. Upon completion of each project, the relevant environmental authorities inspect the site to ensure the applicable environmental standards have been complied with, and the resulting report is presented together with other specified documents to the relevant construction administration authorities for their approval. See “Regulation — Regulations on Environmental Protection in Construction Projects.”
     We believe our environmental protection systems and facilities for our hydroelectric power projects are adequate for us to comply with currently effective national and local environmental protection regulations. It is expected that the PRC government will impose additional and stricter environmental protection regulations which could require us to make additional expenditures to remain in compliance with environmental regulations. In particular, were the PRC government to introduce minimum water flow requirements for hydroelectric power projects, a reduction of our power generation at some of our plants could result.
     We focus on acquiring projects in operation or under construction rather than developing greenfield projects of our own. When we acquire hydropower projects, we conduct due diligence to determine whether the target project has obtained the approvals and permits necessary for construction and operation, including approvals issued by the Environmental Protection Authority. Where approvals and permits are missing, we require the target project to take remedial action after the acquisition to obtain the necessary approvals and permits. See “Regulation — Regulations on Environmental Protection on Construction Projects”.
Headquarters
     We currently maintain our headquarters at 25B, New Poly Plaza, No. 1 North Chaoyangmen Street, Dongcheng District, Beijing, PRC 100010. Our headquarters occupy 517 square meters under a lease agreement expiring in February 2011. We also maintain office space pursuant to an office sharing agreement with Kuhns Brothers, Inc. in New York City.
Legal Proceedings
     We are not currently a party to any material legal or administrative proceedings. We are not aware of any material legal or administrative proceedings threatened against us. From time to time, we may be subject to various legal or administrative proceedings arising in the ordinary course of our business.
REGULATION
     This section sets forth a summary of the most significant PRC regulations that affect our business and the industry in which we operate.
     We operate our business in China under a legal regime consisting of the State Council, or China central government, and several ministries and agencies under its authority, including the Ministry of Commerce, the State Administration for Industry and Commerce, the State Administration of Foreign Exchange, the National Development and Reform Commission, the Ministry of Water

Resources, the Ministry of Environmental Protection, the Ministry of Land and Resources, the Ministry of Housing and Urban-Rural Development, the State Administration of Taxation, and the State Electricity Regulatory Commission. From time to time, the State Council, the Ministry of Commerce, the State Administration for Industry and Commerce, the State Administration of Foreign Exchange, the National Development and Reform Commission, the Ministry of Water Resources, the Ministry of Environmental Protection, the Ministry of Land and Resources, the Ministry of Housing and Urban-Rural Development, the State Administration of Taxation and the State Electricity Regulatory Commission issue regulations that apply to our business.
Regulations Relating to Foreign Investment
     On October 31, 2007, the National Development and Reform Commission and the Ministry of Commerce jointly promulgated a revised Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, which came into effect on December 1, 2007. The Catalogue lists those industries and economic activities in which foreign investment in China is encouraged, restricted or prohibited. Pursuant to the Catalogue, construction and operation of hydroelectric power projects with the main purpose of power generation fall within the encouraged category.
     The principal PRC regulations in connection with foreign investment include:
•	The Sino-foreign Equity Joint Venture Law (1979), as amended;

•	The Regulations of Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

•	The Wholly Foreign-owned Enterprise Law (1986), as amended;

•	The Detailed Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended;

•	The Company Law of the PRC (1993), as amended;

•	The Provisions on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (2009);

•	The Interim Administrative Measures on Foreign Investment (2004); and

•	The Circular Regarding Further Strengthening and Regulating the Administration of Foreign Invested Projects issued by the National Development and Reform Commission (2008).
     Generally, the acquisitions of domestic enterprises by foreign investors in China shall be subject to the prior approvals of the National Development and Reform Commission and the Ministry of Commerce, or their local counterparts. After obtaining the approvals from the National Development and Reform Commission and the Ministry of Commerce, the change of shareholders shall be registered with the State Administration for Industry and Commerce or its local counterparts and other alteration registrations shall be filed with the government authorities in charge of foreign exchange, customs, tax, land, etc.
Regulations on Renewable Energy Resources
The Law of Renewable Energy Resources of China
     On February 28, 2005, the Standing Committee of the National People’s Congress adopted the Law of Renewable Energy Resources, or the Renewable Energy Law, effective from January 1, 2006. On December 26, 2009, the Standing Committee of the National People’s Congress adopted an amendment to the Renewable Energy Law, which will come into effect on April 1, 2010. Pursuant to the Renewable Energy Law, the PRC government encourages the development and utilization of renewable energy resources, including the connection of renewable energy power generators to local power grids. Pursuant to the Renewable Energy Law, the PRC government implements the development and utilization of renewable energy resources by encouraging the purchase of all renewable energy generated. The State Council energy department, in conjunction with the national power regulatory agency and the State Council finance department, determines, in accordance with the national renewable energy development and utilization plan, the proportion of renewable energy power generation with respect to the overall generating capacity for the planning period. The grid enterprises shall enter into grid connection agreements with renewable energy power generation enterprises which have procured administrative permits or have submitted filings and shall purchase all hydro-produced power meeting the technical standards for grid connection within their grid coverage. Grid enterprises refusing to purchase power produced by renewable energy generators may be fined in an amount up to double the economic loss suffered by the renewable energy generator. The Renewable Energy Law also authorizes the relevant pricing authorities to set on grid tariffs based on the principles in favor of promoting the utilization of renewable energy and being economically reasonable, and to adjust the tariffs in accordance with the improvement of the renewable energy development and utilization technologies. However, the Renewable Energy Law also stipulates that the application of the Renewable Energy Law to hydroelectric power shall be guided by the department in charge of energy of the State Council and subject to the approval of the State Council. Such guidance has yet to be provided by the State Council, and in practice the local grids or relevant pricing authorities may not always follow the Renewable Energy Law when purchasing power or setting tariffs.

The Medium and Long Term Development Plan of Renewable Energy Resources
     In light of the rapid growth of China economy and rising consumption of energy, China government increasingly encourages the development and use of renewable energy resources. On August 31, 2007, the National Development and Reform Commission issued the Medium and Long Term Development Plan of Renewable Energy Resources, or the Medium and Long Term Development Plan. According to the Medium and Long Term Development Plan, the share of the development and use of renewable energy account for 7.5% of the primary energy consumption in 2005. It aims to have the consumption of renewable energy reaches 10% of the total energy consumption by 2010, and 15% by 2020.
The Eleventh Five-year Plan of the Development of Renewable Energy Resources
     On March 3, 2008, the National Development and Reform Commission issued the Eleventh Five-year Plan of the Development of Renewable Energy Resources, or the Eleventh Five-year Plan. In accordance with the Eleventh Five-year Plan, the total installed capacity of hydroelectric power generation plants in China is to reach 190,000 MW in 2010, up from 117,000 MW at the end of 2005, among which, the installed capacity of small hydroelectric power generation plants shall account for 50,000 MW. During the period of the Eleventh Five-year Plan, China government plans to build up eight Strong provinces of Small Hydropower, including, among others, the provinces in which our projects are located, namely Yunnan province, Fujian province, Zhejiang province and Sichuan province, and 15 small hydropower bases, including Lishui City, Sanming City and Ningde City, among others.
The Guiding Catalogue for the Development of Renewable Energy Resources Industry
     On November 29, 2005, in accordance with the Renewable Energy Law, the National Development and Reform Commission promulgated the Guiding Catalogue for the Development of Renewable Energy Resources Industry, or the Guiding Catalogue. Grid-connected hydroelectric power projects are included in the Guiding Catalogue. In accordance with relevant provisions of the Renewable Energy Law, financial institutions may provide preferential loans with interest subsidies to the development and utilization projects relating to renewable energy resources which are included in the Guiding Catalogue and satisfy the credit requirements. In addition, the Guiding Catalogue contains two categories of hydropower and four categories of relevant equipment manufacturing which are encouraged and shall be entitled to a series of preferential policies in the area of technology research/development, taxation, pricing, marketing/sales and import/export, the details of which shall be promulgated by the State Council. To date, the State Council has not issued any regulatory guidance to provide relevant details regarding these preferential policies. Business activities conducted by us in the development and use of hydroelectric power are encouraged by the government and we may be entitled to benefit from these preferential policies once the State Council issues detailed implementation rules.
The Administrative Regulations on Power Generation of Renewable Energy Resources
     On January 5, 2006, the National Development and Reform Commission promulgated the Administrative Regulations on Power Generation of Renewable Energy Resources. Pursuant to this regulation, grid operators are required to ensure renewable energy power generators are connected to their power grid.
The Supervision and Administrative Measures on the Full Purchase of Electricity of Renewable Energy Resources by Grid Enterprises
     On July 25, 2007, the State Electricity Regulatory Commission promulgated the Supervision and Administrative Measures on the Full Purchase of Electricity of Renewable Energy Resources by Grid Enterprises effective from September 1, 2007. This regulation further stipulates the grid operators shall purchase all the power generated by renewable energy power generators connected to their grid. The regulation also provides that except for large or medium sized hydroelectric power projects, renewable energy power generators do not need to participate in competitive bidding for their on-grid tariffs. This regulation also provides that power dispatch institutions shall give priority to renewable power generation companies when dispatching power.
Regulation of Power
     The Electric Power Law, which became effective on April 1, 1996, Regulation on the Administration of Electric Power Dispatch to Networks and grids effective on November 1, 1993 and the Regulations on Electric Power Supervision and Administration, which became effective on May 1, 2005, set out the regulatory framework of the power industry in China. Pursuant to this framework the on-grid tariffs are approved and supervised by China government, and all power projects in China are subject to the dispatch of the power they produce by power grid companies assigned to them.
Regulation of On-grid Tariffs
     On February 10, 2002, the State Council promulgated the Issuance of the Reform Plan for the Electric Power System Circular, according to which, in the long-term on-grid tariff will be gradually determined by market competition.
     On April 6, 2007, the General Office of the State Council issued the Opinions on Implementing Further Reform in Electric Power Industry during the “Eleventh Five-year Plan” Period, which confirms, among other things, the continuance of further reform of tariff, establishment of the formation system of on-grid tariff corresponding to the competition in power generation segment, execution of the tariff policies favorable to energy saving and environmental protection, and full implementation of the tariff scheme stimulating the development of clean energy.

     The Electric Power Law, effective from April 1, 1996, provides the general principles for determining tariffs, which are intended to include reasonable compensation for costs, a reasonable profit and tax, to share expenses fairly and to promote the construction of power projects.
     In April 23, 2001, the former State Development and Planning Commission, the predecessor to the National Development and Reform Commission, issued a notice containing guidelines for tariff administration. Pursuant to the notice, a new on-grid tariff-setting mechanism, based on the operating term of power stations as well as the average costs of comparable advanced power stations adopting the same type of techniques that were constructed during the same period within the same provincial power grid, was gradually implemented.
     On July 9, 2003, the State Council promulgated the Tariff Reform Scheme. In accordance with the Tariff Reform Scheme, the direction of the reform of the on-grid tariff is to introduce a competitive mechanism in all respects and the tariff shall be set through the competition of supplying and demanding parties. During the transition period, the on-grid tariff is mainly implemented by a two-part tariff system, among which, capacity tariff shall be set by the government and the energy tariff shall be set by market competition. Competitive bidding for a portion of the energy tariff and other transition methods may also be adopted according to actual situations.
     On March 28, 2005, the National Development and Reform Commission issued the Interim Measures on Regulation of On-grid Tariff, the Interim Measures on Regulation of Transmission and Distribution Tariff, and the Interim Measures on Regulation of End-user Tariff, to provide guidance for the reform of the tariff-setting mechanism in the transition period.
     The National Development and Reform Commission issued the Trial Measures for the Administration of the Tariff of, and the Sharing of Costs in Connection with, Power Generation Using Renewable Energy Resources, or the Trial Measures, on January 4, 2006, however, the Trial Measures explicitly stipulate that the mechanism for setting the tariff after tax for hydroelectricity be in accordance with prevailing regulations for the time being.
     On July 25, 2007, the State Electricity Regulatory Commission promulgated the Supervision and Administration Measures on the Full Purchase of Electricity of Renewable Energy Resources by Grid Enterprises effective from September 1, 2007. The Measures provide that except for large or medium hydroelectric power projects, renewable energy power generators will not participate in competitive bidding for on-grid tariffs. If hydropower generators with the electricity fully purchased by grid companies are engaged in any transaction in the power market, they shall comply with relevant rules and regulations of the State Electricity Regulatory Commission.
Regulation of Power Dispatch
     On November 1, 1993, the Regulations on the Administration of Electric Power Dispatch to Networks and Grids, or the Dispatch Regulations, became effective. The Dispatch Regulations apply to all power projects in China and require them to generate power in accordance with their grid connection agreements.
     On August 2, 2007, the State Council approved the Measures on Dispatch of Energy Saving Power Generation (For Trial Implementation), or the Trial Dispatch Measures, jointly issued by the National Development and Reform Commission, the State Electricity Regulatory Commission, the former State Environmental Protection Bureau, the predecessor of the Ministry of Environmental Protection and Office of the National Energy Leading Group. Pursuant to the Trial Dispatch Measures, the dispatch priority of power generation units is determined in the following sequence: (a) non-adjustable power generation units utilizing renewable energy (including hydraulic energy); (b) adjustable power generation units utilizing renewable energy (including hydraulic energy) and garbage generator units which meet the requirements of environmental protection; (c) nuclear power generation units; (d) coal-fired heat-load based CHP units and multiple resource power generation units; (e) gas-fired power generation units; (f) coal-fired power generation units, including cogeneration units without heat load; and (g) oil-fired power generation units.
The Provisions on the Administration of Electric Power Business Permits
     On October 13, 2005, the State Electricity Regulatory Commission promulgated the Provisions on the Administration of Electric Power Business Permits, which came into effect on December 1, 2005. Pursuant to this regulation, public power projects, grid-connected self-provided power projects, and other projects as prescribed by the State Electricity Regulatory Commission shall apply for and procure power generation permits. The enterprises failing to obtain power generation permits and illegally conducting power business shall be ordered to obtain the permits and any illegal income shall be forfeited, with fines up to five times the illegal income being imposed. If a crime is constituted, criminal liability shall arise.
Regulations Relating to Transfer of State-Owned Assets
     Under the Interim Measures for the Management of the Transfer of State-owned Assets of Enterprises, or the Interim Measures, jointly promulgated by the State-owned Assets Supervision and Administration Commission of the State Council, and the Ministry of Finance, with the effective date on February 1, 2004, the transfer of state-owned assets can be carried out by auction, bidding, agreement or other means that are permitted under the PRC laws and regulations. A seller of state-owned assets must appoint an asset valuation institution to valuate the to-be-transferred assets and the valuation report, after being confirmed by or filed with relevant authority in charge of state-owned assets administration, shall be referenced to determine the transfer price. In case the transfer price is lower than 90% of the valuation result, the transaction shall be suspended and shall not proceed until being approved by relevant approval authorities.
     On December 31, 2006, the State-owned Assets Supervision and Administration Commission and the Ministry of Finance jointly issued the Circular on Some Issues Relevant to the Transfer of State-owned Assets of Enterprises, or the Circular. Pursuant to the Circular, the state-owned assets are permitted to be transferred over the counter only under the following two (2) circumstances with the approval of the State-owned Assets Supervision and Administration Commission or the State-owned Assets Supervision and Administration Commission offices at provincial level and at the set price:
     (1) Where there are special requirements on the transferee in the restructuring of the key industries and sectors of national economy; or
     (2) Where the direct transfer by agreement is necessary in the internal assets reorganization of the invested enterprises, that is the enterprises supervised by relevant state-owned assets regulatory authorities as the investors, and the transferor and the transferee should both be the invested enterprises or their wholly invested or absolutely controlled enterprises.
     According to the Circular, in the event that the proposed state-owned assets are to be transferred to a foreign investor, such transfer shall proceed publicly in a related assets exchange market. If the agreement must necessarily be conducted by agreement, the requirements on transfer by agreement specified by the Interim Measures and the Circular shall be all satisfied. If the foreign investors are potential transferees and the target assets belong to the sectors in which foreign capital is restricted or forbidden to be invested in accordance with the Catalogue for the Guidance of Foreign Investment Industries and other applicable PRC laws and regulations, the transferor shall indicate the relevant information publicly to remind the potential transferees. If a foreign investor becomes the transferee in the assets exchange market, the transferor shall obtain approval from relevant governmental authorities in accordance with applicable laws and regulations.
Regulations on Environmental Protection in Construction Projects
     All hydropower stations in China are subject to the Environmental Protection Law, the Environmental Impact Evaluation Law, the Law on the Prevention and Treatment of Water Pollution, the Law on the Prevention and Treatment of Air Pollution and the Law on Ocean Environment Protection, or collectively, the National Environmental Laws, relevant administrative regulations, ministerial rules and the environmental rules promulgated by the local governments in which jurisdictions the hydropower stations are located. According to the National Environmental Laws, the State Environmental Protection Administration, the predecessor of the Ministry of Environmental Protection, sets national pollutants emission standards and provincial governments may set their local standards for the pollutant emission not specified in the national standards, and set stricter local standards which are required to be filed at the State Administration for Environmental Protection, the predecessor of the Ministry of Environmental Protection. Enterprises discharging pollutants in areas where the local standards for pollutant emission have been set shall observe such local standards.
     Pursuant to the Environmental Impact Evaluation Law promulgated on October 28, 2002, the Administrative Rules on Environmental Protection of Construction Projects promulgated on November 29, 1998, and “Administrative Measures on Environmental Protection Acceptance upon Completion of Construction Projection” promulgated on December 27, 2001, enterprises are required to engage qualified and certified institutions to provide environmental impact evaluations on construction projects and to prepare environmental impact assessments. Construction of any new hydroelectric power project or expansion of an existing hydroelectric power project may only commence after such an assessment is submitted to and approved by the relevant environmental protection administrative authority.
     According to the Classified Directory for Environmental Protection and Administration of Construction Projects, promulgated on September 2, 2008 by the Ministry of Environmental Protection and effective on October 1, 2008, the construction of hydroelectric power projects are required to prepare environmental impact assessment forms except for those with total installed capacity of 1,000KW or above, pumped storage power stations and hydroelectric power projects in environmental sensitive areas being required to prepare environmental impact assessment reports. In accordance with the Environmental Impact Evaluation Law, construction of any hydropower station is prohibited without the approval of the relevant government authorities of such environmental report or form and the related underlying documents if construction of a hydropower station occurs without such governmental approval, whether by failing the evaluation or not applying for an evaluation, then the relevant enterprise will be ordered to cease construction and be subject to making up relevant procedures within a prescribed time period with the relevant environmental protection administrative authorities. Enterprises that fail to complete such formal procedures within the prescribed time may be fined, and the management and other personnel with direct responsibility for the enterprise are subject to administrative penalties.

     The National Environmental Laws generally impose discharge fees for polluting substances, and provide for possible closure by the central or local government of any enterprise which fails to comply with orders requiring it to cease or rectify the activities causing environmental damage.
     In accordance with the Administrative Rules on Environmental Protection of Construction Projects, the Administrative Measures on the Completion Acceptance of Environmental Protection of the Construction Projects and other relevant regulations, each hydroelectric power project must be tested and approved by local environmental agencies before commissioning, and is subject to continuous government monitoring after commissioning. After the completion of the construction of the hydroelectric power project, it must apply for completion acceptance of environmental protection.
The Law of Energy Conservation of China
     On October 28, 2007, the Standing Committee of the National People’s Congress adopted amendments to the Law of Energy Conservation, which sets forth policies to encourage energy conservation in industrial sector, buildings, transportation, public institutions and key energy consumption entities. The amendments also seek to develop small hydroelectric power generation plants based on the principle of scientific planning and orderly development.
Regulations on Water and Soil Conservation
     On June 29, 1991, the Law of Water and Soil Conservation was promulgated. On August 1, 1993, the Implementation Regulations on the Law of Water and Soil Conservation were issued. In accordance with these regulations, when establishing power enterprises in mountainous areas, upland areas, and sandy areas with high wind, the water and soil conservation scheme approved by the water resources authority must be included in the environmental impact report of the construction project, facilities for water and soil conservation shall be designed, constructed and put into operation simultaneously with the principal part of the construction project and subject to the completion acceptance by relevant governmental authorities, including the water resources authority, before the construction project is put into production. Enterprises shall in the course of construction and production adopt water and soil conservation measures and shall be liable to the control of any loss of water and soil.
Regulations on Water Drawing
     According to the Water Law, which was promulgated by the Standing Committee of the National People’s Congress on August 29, 2002 and took effect on October 1, 2002, any legal entity or individual drawing water directly from rivers, lakes or underground shall apply to the water administrative departments or the drainage management departments for a Water Drawing Permit and pay the water resource fees in order to obtain the water drawing rights in accordance with the national water drawing system and the water resource fees system. The State Council is responsible for stipulating the detailed rules regarding the implementation of the Water Drawing Permit system and the collection of water resource fees.
     On February 21, 2006, the State Council promulgated the Administrative Regulations on Water-drawing Permits and the Collection of Water Resource Fees, or the Water Drawing Regulations, effective from April 15, 2006. Pursuant to the Water Drawing Regulations, any entity or individual that draws water resources shall, other than for the exceptions prescribed in the Water Drawing Regulations, apply for a Water Drawing Permit and pay water resource fees. Absence of the water drawing permit or failure to obtain such a permit may result in the forced cessation of the water drawing activity, the requirement of immediate remediation and/or the imposition of fines.
     The Water Drawing Regulations also provide that a water-drawing entity or individual shall pay water resource fees. A water-drawing entity or individual shall draw water according to the government-approved annual water drawing plan. For water drawing exceeding the plan or quota, water resource fees shall be charged progressively on the excess.
     In accordance with the Water Drawing Regulations, the amount of water resource fees due shall be determined based on the levy standard of water resource fees at the locality of the water intake and the actual volume of water for drawing. As for water drawing for the purpose of hydroelectric power generation, the amount of water resource fees due may be determined based on the levy standard of water resource fees at the locality of the water intake and the actual quantity of electricity generated. Where a water drawing entity or individual refuses to pay, delays in, or defaults on the payment of water resource fees, the entity or individual will be subject to the penalties prescribed under the Water Law.
     On April 9, 2008, the Ministry of Water Resources promulgated the Measures for Administration of Water Drawing Permits, or the Water Drawing Permit Measures. Under the Water Drawing Permit Measures, for construction projects which need to apply for water drawing, the applicant shall entrust an organization with corresponding qualification to prepare a Construction Project Water Resources Analysis Report. For construction projects which draw a comparatively low volume of water and have a comparatively small impact on the surrounding environment, the applicant may be exempted from complying with the requirement to prepare a Construction Project Water Resources Analysis Report but should fill out a Construction Project Water Resources Analysis Form. The applicant should submit the application documents to the relevant authority for obtaining the Water Drawing Permit after the construction of the water-drawing project or facility has been completed and its trial operation has lasted for 30 days.

     On November 10, 2008, the Ministry of Finance, the National Development and Reform Commission and the Ministry of Water Resources jointly issued the Administrative Measures on the Collection and Use of Water Resource Fees, or the Water Resource Fees Measures, effective from January 1, 2009. In accordance with the Water Resource Fees Measures, the water resource fees shall be levied on a monthly basis. A water-drawing entity or individual shall submit the volume of water drawn (or the quantity of electricity generated) to the competent water resources authority in charge of collection of water resource fees on a monthly basis and shall make payment of water resource fees within seven days after receiving the Water Resource Fees Payment Notice sent by the competent water resources authority in charge of collection of water resource fees. The Water Resource Fees Measures further clarify that the levy standard of water resource fees shall be set by the National Development and Reform Commission jointly with the Ministry of Finance and the Ministry of Water Resources with respect to the water conservancy projects directly under the administration of the PRC central government or covering different provinces, autonomous regions, or municipalities directly under the PRC central government whose water drawing shall be subject to examination and approval of the drainage area management authority. In addition, the Water Resource Fees Measures stipulate that the levied water resource fees are to be exclusively used for water conservation protection and management, as well as the reasonable development of water resources.
Regulation in Relation to Land
     All land in China is either state owned or collectively owned, depending on the location of the land. All land in the urban areas of a city or town is state owned, and all land in the suburban areas of a city or town and all rural land is, unless otherwise specified by law, collectively owned. The State has the right to expropriate or requisition with compensations land in accordance with law if required for the benefit of the public.
     In April 1988, the Constitution of China, or the Constitution, was amended by the National People’s Congress to allow for the transfer of land use rights for value. In December 1988, the Land Administration Law was amended to permit the transfer of land use rights for value.
     In accordance with the Land Administration Law amended in 2004, the construction unit shall obtain the state-owned land use rights through grant or by other means with consideration. But the following land may be obtained through governmental allocation with the approval of the people’s governments at and above the county level according to law:
•	Land for use by government organs and for military use;

•	Land for building urban infrastructure and for public welfare undertakings;

•	Land for building energy, communications and water conservancy and other infrastructure projects heavily supported by the State; and

•	Other land as provided for by the law and administrative decrees.
     Under the Provisional Regulations of China concerning the Grant and Assignment of the Land Use Right of State-owned Land in Urban Areas, or the Urban Land Regulations, promulgated in May 1990, local governments at or above county level have the power to grant land use rights for specific purposes and for a definite period to a land user pursuant to a contract for the grant of land use rights against payment of a grant premium.
     Under the Urban Land Regulations, all local and foreign enterprises are permitted to acquire land use rights unless the law provides otherwise. The State may not resume possession of lawfully granted land use rights prior to expiration of the term of grant. If public interest requires the resumption of possession by the State under special circumstances during the term of grant, compensation must be paid by the State. A land user may lawfully assign, mortgage or lease its granted land use rights to a third party for the remainder of the term of grant. Under the Urban Land Regulations, there are different maximum periods of grant for different uses of land: 70 years for residential purposes; 40 years for commercial, tourism and entertainment purposes; 50 years for industrial, public utilities, comprehensive or other purposes.
     On October 22, 2001, the Ministry of Land and Resources promulgated the Catalogue of Allocated Land, according to which, for infrastructure facilities projects, such as energy, transportation and water resources heavily supported by the State, the land use rights may be allocated; for the infrastructure facilities projects, such as energy, transportation and water resources which are aimed at profit-making and not heavily supported by the State, land use rights shall be supplied for value.
     On March 16, 2007, the National People’s Congress promulgated the Real Properties Rights Law of China effective from October 1, 2007, which stipulates that the construction land use rights may only be created through grant or allocation. For land used for industrial, business, entertainment or commercial residential purposes, the construction land use rights must be granted by means of public tender, auction or listing-for-sale. To create the construction land rights through allocation is stringently restrained. For adopting such means of allocation, the provisions on land uses in the laws and administrative regulations must be observed.
     On January 3, 2008, the State Council promulgated the Notice of the State Council Regarding Promoting Saving and Intensive Use of Land, according to which, except for the lands used for military, social security housing and special purposes, it is promoted that the use of land for governmental offices, transportation, energy, water resources and other infrastructures (industries) shall be compensated. In particular, the compensated use of land should be applied to those lands used for commercial purposes firstly. As a result, we expect to be required to pay compensation for some or all of the allocated land occupied by our hydroelectric power projects.
Regulations on Construction
     Pursuant to the Construction Law, effective from March 1, 1998, prior to the start of construction projects, project owners must, in accordance with relevant provisions of the State, apply to competent construction administrations at or above the county level of the place where the project is to be located for construction permits, except for small projects below a value set by the competent construction administration of the State Council.
Regulations on Bid Invitation and Bid Tendering
     On August 30, 1999, the Standing Committee of the National People’s Congress adopted the Law of China on Bid Invitation and Bid Tendering, effective from January 1, 2000, according to which, the projects such as large-scale infrastructure facilities and public utilities involving the social and public interests and public safety, projects which are, wholly or partially, invested by the State-owned funds or funded through State financing and projects using loans or aid funds from international organizations or foreign governments, including surveying and prospecting, design, engineering and supervision of such projects as well as the procurement of major equipments and materials related to the construction of such projects, must be subject to bid invitation procedure.
     On May 1, 2000, the National Development and Reform Commission, the former State Development and Planning Commission, promulgated the Provisions on the Scope and Scale Standards of Bid Invitation for Construction Projects, which further defines the scope of projects of large-scale infrastructure facilities and public utilities involving the social and public interests and public safety, projects which are, wholly or partially, invested by the State-owned funds or funded through State financing and projects using loans or aid funds from international organizations or foreign governments.
     On October 29, 2001, the Ministry of Water Resources promulgated the Administrative Provisions on Bid Invitation and Bid Tendering of Water Resources Construction Projects, effective from January 1, 2002, according to which the bid invitation procedure shall be required where any of surveying and prospecting, design, engineering, and supervision of water resources works construction projects and the procurement of substantial equipments and materials related to water resources works construction projects falls within the following specific scope and concurrently meets any of the following scale standards:
     (1) Specific scope
•	water resources construction projects involving the social and public interests and public safety such as flood prevention, drainage, irrigation, hydraulic power generation, diversion (supply) of water, harnessing shoals, water conservation and protection of water resources;

•	water resources construction projects which are, wholly or partially, invested by the State-owned funds or funded through State financing; or

•	water resources construction projects using loans or aid funds from international organizations or foreign governments.
     (2) Scale standards
•	the estimated price for any single construction contract exceeds RMB2,000,000;

•	the estimated price for any single procurement of substantial equipments and materials exceeds RMB1,000,000;

•	the estimated price for any of surveying and prospecting, design or supervision exceeds RMB500,000; or

•	the estimated prices are lower than the above standards, but the total investment of the projects exceeds RMB30,000,000.
Regulations Relating to Anti-trust
     The Antimonopoly Law of China was adopted by the Standing Committee of the National People’s Congress on August 30, 2007 and became effective on August 1, 2008. The Antimonopoly Law provides that business operators shall not eliminate or restrict competition by engaging in activities such as:
•	entering into monopoly agreement;

•	abusing the dominant market position;

•	conducting concentrations (as defined under the Antimonopoly Law) without first obtaining approvals from relevant authorities;

•	abusing administrative power; or

•	abusing intellectual property rights.
     On August 3, 2008, the State Council promulgated the Regulations on the Thresholds for Reporting of Concentration of Business Operators. In accordance with this new regulation, the concentration of business operators refers to merger of business operators, acquisition of control over other business operator(s) by acquiring equity interests or assets, or contracting or in other manners to acquire control of, or become capable of exerting decisive influences on, other business operator(s). This new regulation further provides that, where the concentration of business operators reaches any of the following thresholds, the business operators concerned shall report it to the commercial authority of the State Council beforehand, otherwise, the concentration shall not be carried out: (1) the annual turnover achieved by all the business operators to a concentration transaction exceeds RMB10 billion world-wide in the preceding financial year, and at least two of them has turnover which in each case exceeds RMB400 million in China in the preceding financial year; or (2) the annual turnover achieved by all the business operators to a concentration transaction exceeds RMB2 billion in China in the preceding financial year, and at least two of them has turnover which in each case exceeds RMB400 million in the preceding financial year. Where a concentration of business operators does not reach the aforesaid reporting thresholds but the facts and evidence collected through prescribed procedures indicate that such concentration can or may eliminate or restrict competition, the commercial authority of the State Council shall carry out investigations in accordance with the law. The calculation of turnover shall take into consideration special situations in certain industries and sectors such as banking, insurance, securities, futures and specific rules shall be formulated by the commercial authority together with other departments under the State Council.
Tax Law
Enterprise Income Tax Law
     PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with the Income Tax Law of China for Foreign Invested Enterprises and Foreign Enterprises, or the FIE Income Tax Law, and the related implementing regulations, foreign invested enterprises established in China are generally subject to an income tax rate of 33%. The FIE Income Tax Law and the related implementing rules provide favorable tax treatment to certain foreign invested enterprises. PRC domestic companies are governed by the Enterprise Income Tax Provisional Regulations of China and are generally subject to an enterprise income tax rate of 33%, although those enterprises that qualify as “high and new technology enterprises” and are registered and operate in “national high-tech zones” are entitled to a preferential income tax rate of 15% in accordance with Notice on Several Preferential Tax Policies of Ministry of Finance and State Administration of Taxation.
     On March 16, 2007 and December 6, 2007, respectively, the new PRC Enterprise Income Tax Law, or the EIT Law and the Implementation Regulations of Enterprise Income Tax Law of China were promulgated by the National People’s Congress and the State Council and became effective on January 1, 2008. Under the EIT Law, the EIT shall be levied at the rate of 25%. In case a non-resident enterprise that has no organ or establishment within the territory of PRC, or its income has no actual connection to its organ or establishment within the territory of PRC obtains incomes sourced within the territory of PRC, the EIT shall be levied at the rate of 20% for such incomes, which has been reduced to 10% by the Implementation Regulations of the EIT Law. As regards a small meager-profit enterprise satisfying the prescribed conditions, the EIT shall be levied at a reduced rate of 20%. As regards important high-tech enterprises necessary to be supported by the state, the EIT shall be levied at a reduced rate of 15%. Enterprises that enjoy the preferential policies of low tax rates in the past time shall be gradually transited to be enjoying the statutory tax rate within 5 years after carrying out the EIT Law. As of January 1, 2008, the enterprises that enjoy preferential treatments in the form of periodic tax deductions and exemptions may, after carrying out the EIT Law, continue to enjoy the relevant preferential treatments under the preferential measures and the time period set down in the previous tax law, administrative regulations and relevant documents until the expiration of the said time period. However, its preferential time period shall be counted from 2008 if such an enterprise has not enjoyed the preferential treatments yet because of its failure to make profits. Businesses contributing to the development of Western China are also entitled to a reduced EIT rate of 15%. Our Binglangjiang I business benefitted from this reduced rate of 15% in 2007.
     Under current PRC tax laws, regulations and rulings, an enterprise payer is classified as either a resident enterprise or non-resident enterprise. A resident enterprise refers to an enterprise that is established under PRC law within the PRC, or is established under the laws of foreign country or region but has its de facto management body located in China. “De facto management body” is defined as an organization that exercises material and full management and control over matters including the enterprise’s production and operations, personnel, finance and property. A “non-resident enterprise” refers to an enterprise established under the laws of a foreign jurisdiction which does not have its de facto management body located in China, but which either establishes an organization or office within China or, without such presence within China, generates revenue within China. A resident enterprise shall pay the EIT for its incomes sourced from both inside and outside the territory of PRC. In case a non-resident enterprise sets up an organ or establishment within the territory of PRC, it shall pay EIT on its incomes sourced inside the territory of PRC and incomes sourced outside the territory of PRC but actually connected with the said organ or establishment. In case a non-resident enterprise has no organ or establishment within the territory of PRC, or its incomes have no actual connection to its organ or establishment inside the territory of PRC, it shall pay EIT on the incomes sourced inside the territory of PRC.
     On January 9, 2009, the State Administration of Taxation promulgated the Interim Measures for the Administration of Withholding of the Source of Enterprise Income Tax for Non-resident Enterprises, or the Interim Measures, which took effect retroactively on January 1, 2009. In accordance with the Interim Measures, if a non-resident enterprise obtains the income originating from the PRC, or the taxable income, including equity investment income such as dividend and bonus, interest, rental and royalty income, income from property transfer and other income, the payable EIT on the taxable income shall be withheld at the source by the enterprise or individual who is directly obligated to make relevant payment to the non-resident enterprise under relevant laws or contracts, or the withholding agent.
     The withholding agent shall make the withholding registration with the competent tax authority within 30 days after it has signed the first business contract or agreement involving the taxable income with the non-resident enterprise. Thereafter, whenever contracts involving the taxable income are signed, amended or renewed by the withholding agent and the non-resident enterprise, the withholding agent shall, within 30 days of such signing, amendment or renewal, submit a “Contract Filing and Registration Form for EIT Withholding”, a copy of the contract and other relevant documents to the competent tax authority for record. In the event that a transfer of domestic equity between non-resident enterprises takes place outside the PRC, the domestic enterprise whose equity is transferred shall file a copy of the equity transfer contract with the competent tax authority when it applies for change of tax registration according to the law.
     The withholding agent shall withhold the EIT on the taxable income to be paid or due to the non-resident enterprise. If the withholding agent has not withheld the EIT or is unable to withhold the EIT, the non-resident enterprise shall, within 7 days after the payment is made or becomes due, file and pay the EIT to the local tax authority where the taxable income has occurred. In the event that a transfer of domestic equity between non-resident enterprises takes place outside the PRC, the non-resident enterprise receiving the taxable income shall pay the EIT to the local tax authority of the domestic enterprise whose equity is transferred in person or through an agent, and the domestic enterprise whose equity is transferred shall assist the tax authority in the collection of the EIT from the non-resident enterprise.
     In the event that a non-resident enterprise fails to file and pay the EIT to the tax authority in the manner or within the timeframe required by the Interim Measures, it will be ordered by the tax authority to pay the EIT within a limited period of time. If the non-resident enterprise fails to pay the EIT within such period of time, the tax authority may collect and verify information of other PRC income sources and relevant payers of the non-resident enterprise, and issue a tax notice to the relevant payers to pursue the due EIT and fine by the non-resident enterprise from the amount payable by the relevant payers to the non-resident enterprise.
     On February 20, 2009, the State Administration of Taxation promulgated the Notice on Relevant Issues of Implementing Dividend Clauses under Tax Treaties, or the Notice. According to the Notice, the transaction or arrangement, the major purpose for which is to obtain preferential tax treatment, shall not justify the application of preferential treatment stipulated in dividend clauses under tax treaties. Should the tax payer improperly enjoy the treatment under tax treaties as a result of such transaction or arrangement, the tax authorities in charge shall have the right to adjust. As the Notice is newly issued, it remains unclear how the PRC tax authorities will implement it in practice and to what extent it will impact on the corporate restructuring we are currently undertaking. See “Our Corporate History and Structure — Organization Chart” and “Operating and Financial Review and Prospects — Holding Company Structure.”
     On August 24, 2009, the State Administration of Taxation promulgated the Administrative Measures for Enjoyment of Tax Treaty Treatments by Non-residents (Trial), or the Administrative Measures, with the effective date on October 1, 2009. Pursuant to the Administrative Measures, the treatment under tax treaties refers to the tax liabilities that should be performed according to the PRC tax laws but can be reduced or exempted under the tax treaties. Where non-residents (including non-resident enterprises and non-resident individuals) enjoy preferential treatment under tax treaties in terms of dividends, interests, royalties or property gains, such non-residents shall apply to the competent tax authorities for examination and approval in accordance with the Administrative Measures; otherwise, they will not be able to enjoy the treatment under the tax treaties.
Value-added Tax
     According to the amended Provisional Regulations of the PRC on Value-added Tax effective on January 1, 2009, and the amended Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax effective since January 1, 2009, all organizations and individuals engaged in the sale of goods, provision of processing, repairs and replacement services, and importation of goods within the territory of the PRC are taxpayers of value-added tax. Ordinary tax payers shall pay value-added tax at the rate of 13% or 17%, while small scale tax payers shall pay value-added tax at the rate of 3%. According to the Notice Regarding the Application of Low Value-added Tax Rate and Simplified Method Taxation Policies to Certain Products, or the Notice, which was jointly issued by the Ministry of Finance and the State Administration of Taxation on January 19, 2009 and took effect, retrospectively, on January 1, 2009, small hydropower generation units administrated at or below the county level may choose to apply the value-added tax rate of 6% in accordance with the simplified method to electric power generated by it. Small hydropower generation units are defined as hydropower generation units with the installed capacity of no greater than 50 MW. The value-added tax payers using simplified method cannot claim the input value-added tax credits on their purchases.
Stamp duty
     According to the Provisional Rules of the People’s Republic of China on Stamp Duty and Detailed Rules for Implementation of Provisional Regulations of China on Stamp Duty as brought into effect on 1 October 1988, all institutions and individuals creating and obtaining taxable documents within China shall pay stamp duty. The list of taxable documents includes purchase and sale contracts, processing contracts, construction project contracts, property lease contracts, cargo freight contracts, warehousing and storage contracts, loan contracts, property insurance contracts, technical contracts, other documents that resemble a contract in nature; title transfer deeds; business account books; certificates of rights, licenses and other taxable documents specified by the Ministry of Finance.
Foreign Currency Exchange
     The principal regulations governing foreign currency exchange in China are the Foreign Currency Administration Rules amended and promulgated on August 5, 2008, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange. Under the above-referenced rules, for current account items such as trade and service-related foreign exchange transactions, entities or individuals inside the PRC could either retain their foreign exchange income or sell them to financial institutions engaged in foreign exchange settlement and sale business (the “Authorized Financial Institutions”); additionally, they could make foreign exchange payments with their own foreign exchange or with the foreign exchange purchased from the Authorized Financial Institutions. For capital account items, the retaining or sale to the Authorized Financial Institutions of foreign exchange income (such as from direct investments, loans and investments in securities) will be subject to approval by the State Administration of Foreign Exchange, except as otherwise provided by PRC laws and regulations. Moreover, foreign exchange payments should be made to the Authorized Financial Institutions by presenting valid documentations with the payer’s own foreign exchange or with the foreign exchange purchased from the Authorized Financial Institutions, with the exception of certain foreign exchange payments that are subject to approval by the State Administration of Foreign Exchange (such as repatriation of investment outside the PRC). Capital investments by foreign-invested enterprises outside of PRC are also subject to approval by certain authorities, including but not limited to, the Ministry of Commerce, the State Administration of Foreign Exchange and the National Development and Reform Commission (or their local counterparts). Currently, PRC laws and regulations do not provide clear criteria for obtaining the State Administration of Foreign Exchange approval. Generally speaking, the State Administration of Foreign Exchange and its local branches have broad discretion on the issuance of such approval.
     On August 29, 2008, the General Affairs Department of the State Administration of Foreign Exchange issued the Circular on Relevant Operating Issues concerning the Improvement of Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or the Circular. According to the Circular, among other things, the RMB fund obtained from the settlement of foreign currency capital of a foreign-invested enterprise shall be used within the business scope approved by governmental authorities, and shall not be used for domestic equity investment unless otherwise provided by PRC laws or regulations. When an enterprise intends to repay a RMB loan with the RMB fund obtained from the settlement of foreign currency capital, it shall submit a statement that the loan has been used in accordance with provisions under the respective contract, and used within the business scope approved by the government. In case of a deviation from the business scope without authorization, or a repayment of the unused RMB loan with RMB obtained from the settlement of foreign exchange capital, the exchange administration agency shall order that corrections be made, and shall confiscate the illegal gains and impose a fine of not more than 30% of the amount of capital involved; in case of serious violation, a fine of not less than 30% of the amount of capital involved but not more than the total amount involved will be imposed.
The State Administration of Foreign Exchange Regulations on Employee Stock Options
     In January 2007, the State Administration of Foreign Exchange issued implementing rules for the People’s Bank of China Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the equity incentive plan of an overseas publicly listed company. On March 28, 2007, the State Administration of Foreign Exchange issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of PRC citizens who participate in equity incentive plans of overseas-listed companies.
     According to the Stock Option Rule, if a PRC citizen participates in any equity incentive plan of an overseas-listed company, a PRC domestic agent or China related company of such overseas listed company, such as the overseas-listed company itself, its parent company or its subsidiaries or branches in China, must, among others things, file an application with the State Administration of Foreign Exchange on behalf of such individual to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. This is because PRC citizens may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with the State Administration of Foreign Exchange, China domestic agent or China-related company must obtain approval from the State Administration of Foreign Exchange to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by the State Administration of Foreign Exchange. China domestic agent also is required to obtain approval from the State Administration of Foreign Exchange to open an overseas special foreign exchange account at an overseas trust bank to hold overseas funds used in connection with any stock purchase sales of stock, dividends issued and other income approved by the State Administration of Foreign Exchange.
     All proceeds obtained by PRC citizens from dividends acquired from the overseas-listed company through employee stock holding plan or stock option plans or sales of the overseas-listed company’s stock acquired through other methods must be fully remitted back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales and dividends can be converted into RMB or transferred to China citizen’s foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at China domestic bank. If a stock option is exercised in a cashless transaction, China citizen is required to remit the proceeds to the special foreign exchange account.
     Although the Stock Option Rule has been promulgated recently and many related issues require further interpretation, we and our PRC employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas-listed company. If we or our PRC employees fail to comply with the Stock Option Rule, we and/or our PRC employees may face sanctions imposed by the State Administration of Foreign Exchange or other PRC government authorities.
     In addition, the State Administration for Taxation has issued circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay their income taxes, or we fail to withhold them, we may face sanctions imposed by the tax authorities or other PRC government authorities.
Dividend Distribution
     The principal PRC regulations governing the distribution of dividends by foreign-invested enterprises include:
•	The Sino-foreign Equity Joint Venture Law (1979), as amended;

•	The Regulations of Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

•	The Wholly Foreign-owned Enterprise Law (1986), as amended;

•	The Detailed Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended;

•	Foreign Currency Administration Rules (1996), as amended

•	The Company Law of China (1993), as amended;

•	The Enterprise Income Tax Law of China; and

•	The Implementation Regulations of Enterprise Income Tax Law of China.
     Under the above-mentioned regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their after-tax profits each year, if any, to fund the reserve fund unless such reserve fund has reached 50% of their respective registered capital and to set aside a percentage of their after-tax profits to their employee bonus and welfare fund which is decided by their respective board of directors. Sino-foreign equity joint ventures are required to set aside their reserve fund, enterprise development fund and employee bonus and welfare fund at percentages that are decided by their respective board of directors. These reserves are not distributable as cash dividends.
Regulations Relating to Labor and Social Insurance
     We are subject to various labor laws and regulations in the PRC including but not limited to the PRC Labor Law, the PRC Labor Contract Law, the Implementation Regulations of the PRC Labor Contract Law, the Regulations of Insurance for Work-related Injury, the Interim Provisions on Registration of Social Insurance and the Interim Regulations on the Collection and Payment of Social Insurance Premiums. Pursuant to the PRC Labor Law and the PRC Labor Contract Law, labor contracts in written form shall be executed to establish labor relationship between our employees and our company. We must provide wages which are no lower than local minimum wage standards to our employees. We are required to establish a system for labor safety and sanitation, strictly abide by State rules and standards and provide relevant education to our employees. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise in serious cases.

     According to the Regulations of Insurance for Work-related Injury effective as of January 1, 2004, employers in China shall pay the work-related injury insurance fees for their employees, and their employees do not pay the work related injury insurance fees.
     According to the Interim Regulation on the Collection and Payment of Social Insurance Premiums effective as of January 22, 1999 and Interim Measures concerning the Management of the Registration of Social Insurance effective as of March 19, 1999, employers in China shall conduct the registration of social insurance with the competent authorities, and make contributions to the basic pension insurance, basic medical insurance and unemployment insurance for their employees.
     According to Interim Measures concerning the Maternity Insurance for Employees of Enterprises effective as of January 1, 1995, the employers in China shall pay the maternity insurance fees not more than one percent of an employee’s total salary for their employees, and their employees do not pay the maternity insurance fees.
     According to Regulations on the Management of Housing Fund effective as of April 3, 1999, employers in China shall conduct the registration of housing fund with the competent authorities, open the relevant account with the designated banks and pay the housing fund equal to not less than five percent of an employee’s monthly average salary in the last year for their employees.
Regulations Relating to Construction and Work Safety
     Our operations are subject to extensive legislation and regulation relating to construction and work safety matters, including the PRC Labor Law, the PRC Construction Law, the PRC Safe Production Law, the Supervision Measures on the Safe Production of Electric Power, the Administrative Regulation on Work Safety of Construction Projects, the Provisions on the Administration of Work Safety in the Construction of Water Resources Projects and other relevant laws, regulations, national standards and industrial standards.
     Pursuant to the PRC Labor Law, an employer should establish and enhance its system for labor safety, strictly abide by the PRC rules and standards on labor safety, educate employees to prevent occupational injury, and provide employees with labor safety conditions meeting the government regulations and necessary articles of labor protection.
     According to the PRC Construction Law, the survey, design, and construction of projects must meet requirements of the State on safety standards of construction projects. Pursuant to the Administrative Regulation on Work Safety of Construction Projects enacted by the State Council and the Provisions on the Administration of Work Safety in the Construction of Water Resources Projects promulgated by the Ministry of Water Resources, entities involved in the work safety of construction projects, including, without limitation, construction entities, surveying entities, designing entities, supervision entities, consultancy entities, must comply with laws and regulations relating to safe production, ensure the safe construction and production of water resources projects, and assume liability for the work safety of water resources construction projects.
     The PRC Safe Production Law provides that any entity that is not sufficiently equipped to ensure safe production may not engage in production and business operation activities and entities must provide production safety education and training programs to employees. The design, manufacture, installation, use, checking and maintenance of our safety equipment are required to conform to applicable national or industrial standards. In addition, it is required that labor protection equipment must meet the national or industrial standards and that entities must supervise and educate their employees to wear or use such equipment according to the prescribed rules.
     In accordance with the Supervision Measures on the Safe Production of Electric Power, power plants are responsible for maintaining their safe production. Power plants are required to report to the State Electricity Regulatory Commission, State Administration of Work Safety, and relevant local government authorities, within 24 hours, any fatal accident, grid accident, equipment damage accident, dam collapse accident or fire accident which is serious or extraordinary.
Regulations Relating to Resettlement of Relocated Residents
     In accordance with the PRC Water Law, the PRC shall apply the policies of “resettlement of relocated residents for development purposes” to the resettlement of relocated residents in construction of water projects, and shall appropriately arrange the production and lives of the resettled relocated residents and protect their lawful rights and interests according to the principles of providing compensation and subsidy in the early stage and support in the latter stage. The resettlement of relocated residents shall be conducted at the same pace as that of the project construction. The construction entity shall, according to the environment capacity of the area of resettlement and the principle of sustainable development, formulate a plan for relocated residents resettlement in accordance with local conditions, and the relevant local people’s government shall organize the implementation of the plan after it is legally approved. The expenses arising from the resettlement of relocated residents shall be included in the investment plan for project construction.
     The State Council of the PRC promulgated the amended Regulation on Land Requisition Compensation and Resettlement of Relocated Residents for Construction of Large and Medium-sized Water Resources and Hydropower Projects, or the Requisition and Resettlement Regulation, on July 7, 2006 effective from September 1, 2006. Pursuant to the Requisition and Resettlement Regulation,

relevant governmental authorities shall not approve or verify the construction of those large and medium-sized water resources and hydropower projects for which the plan for relocated residents resettlement has not been formulated or approved. Prior to the commencement of the construction of large and medium-sized water resources and hydropower projects, the project entity shall enter into the agreement on relocated residents resettlement with the people’s government at provincial, municipal or county level located at the relocated residents regions and resettlement regions in accordance with the approved plan for relocated residents resettlement. The project entity shall pay a relocated residents resettlement fund to the local people’s government with which it has entered into the agreement on relocated residents resettlement in accordance with the annual plan of relocated residents resettlement and the implementation progress of relocated residents resettlement. The staged completion acceptance or overall completion acceptance for large and medium-sized water resources and hydropower projects shall not be conducted if the relocated residents resettlement has not passed acceptance. In case of violating the Requisition and Resettlement Regulation, the project entity shall be ordered to rectify the violation and pay fines ranging from RMB100,000 to RMB500,000.
C. Organizational Structure
          Organizational Chart
          The following diagram illustrates our corporate operating structure as of the date of this annual report:

          All of our PRC subsidiaries are organized as wholly foreign-owned enterprises established pursuant to the Law of China on Wholly Foreign-Owned Enterprises, except for Pingnan County Wangkeng Hydroelectric Co., Ltd. and Yunhe County Shapulong Hydropower Generation Co., Ltd., which are equity joint ventures established pursuant to the Law of China on Sino-Foreign Equity Joint Ventures, and Longquan Ruiyang Cascade II Hydroelectric Co., Ltd., which is a domestic company established pursuant to the Company Law of China. The capital increase for Henan Wuyue Storage Power Generation Co., Ltd. is pending government approval and thus not included in the diagram above.
          We have established a Hong Kong holding company, China Hydroelectric Corporation (Hong Kong) Limited, and are planning to reorganize our corporate structure so that our PRC subsidiaries are held through our Hong Kong holding company, resulting in a more efficient and centralized management structure. This may afford us certain benefits when seeking clean development mechanism status for our future projects in China, and, subject to the approval of the competent tax authority, may result in a reduction of the withholding tax on dividends paid to us from our PRC subsidiaries from a rate of 10.0% to 5.0%. See “Operating and Financial Review and Prospects — Holding Company Structure.” We are currently in the process of transferring all the shares of our PRC subsidiaries to China Hydroelectric Corporation (Hong Kong) Limited.
          To the extent that our loan agreements restrict the transfer of shares in our subsidiaries, and thus our reorganization plans, we have obtained waivers from the relevant lenders.
D. Property, Plant and Equipment
     See “Information on the Company — Our Hydroelectric Power Assets.”
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
          You should read the following discussion and analysis of financial condition and results of operations in conjunction with the section entitled “Selected Consolidated and Other Financial and Operating Data” and the financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.
A. Operating Results
Overview
          We are a fast-growing owner and operator of small hydroelectric power projects in China, led by an international management team. We were formed on July 10, 2006 to acquire existing small hydroelectric assets in China and aim to become the

PRC’s largest independent small hydroelectric power producer. Our primary business is to identify, evaluate, acquire, develop, constuct and finance hydroelectric power projects in China. Our revenues to date have derived from the sale of electricity generated by our small hydroelectric power projects to local power grids, while our costs of operations relate to the operation of our hydroelectric power projects, as well as the cost of financing our acquisition of these hydroelectric power projects and necessary capital contributions. We were formed as an exempted company under the laws of the Cayman Islands to serve as a vehicle for the acquisition of operating hydroelectric power projects and plants under construction in China. We conduct substantially all of our business through our PRC operating subsidiaries and investee company.
     We wholly own twelve operating hydroelectric power projects and have a controlling interest in one operating hydroelectric power project. Our operating hydroelectric power projects are located in four provinces in China: Zhejiang, Fujian, Yunnan and Sichuan. In addition, we recently expanded our operations through the acquisition, pending government approval, of development rights to a 1,000.0 MW pumped storage hydroelectric power project in Henan province. Installed capacity at our plants reached 58.0 MW, 271.0 MW and 376.6 MW at December 31, 2007, 2008 and 2009, respectively.
     We have a limited operating history. For the period from July 10, 2006, the date of our incorporation, to December 31, 2006, we did not have any subsidiaries or equity investees. We established or acquired all of our subsidiaries and our investee company in 2007, 2008 and 2009. As a result, our consolidated financial statements for 2007 may not provide an accurate indication of our future results of operations. Specifically, our audited consolidated financial statements for the year ended December 31, 2007 reflect the results of operations of approximately eight months and seven months, respectively, of the Binglangjiang I and Liyuan hydroelectric power projects.
     Our activities during the year ended December 31, 2007 were comprised of our acquisition and operation of three completed projects and one project under construction. Our revenues in 2007 were $2.4 million while our cost of revenues was $0.8 million, resulting in a gross profit of $1.6 million. After deducting operating and other expenses we showed a net loss for 2007 of $4.6 million. We sold 108.3 million kWh of electricity produced at our hydroelectric power projects in 2007 during the periods in which we operated them, at an effective tariff of RMB0.18 per kWh.
     Our activities during the year ended December 31, 2008 were comprised of our acquisition and operation of six additional completed projects and another project under construction. Excluding Shapulong, our revenues in the year ended December 31, 2008 were $14.7 million while our cost of revenues was $6.0 million, resulting in a gross profit of $8.7 million. After deducting operating and other expenses, including $0.5 million representing our proportional share of losses of Shapulong, we reported a net loss for 2008 of $4.0 million. Excluding Shapulong, we sold 334.0 million kWh of electricity produced at our hydroelectric power projects in 2008 during the periods in which we operated them, at an effective tariff of RMB0.33 per kWh.
     In 2008, we completed three additional private placements with institutional investors. In January 2008, we issued $150.0 million of Series A convertible redeemable preferred shares. In July and August, 2008 we issued an aggregate of $129.0 million of Series B convertible redeemable preferred shares.
     Our activities during the year ended December 31, 2009 were comprised of our completion of construction of the Zhougongyuan, Jiulongshan and Binglangjiang II hydroelectric power projects, acquisition of the Ruiyang hydroelectric power project, acquisition of the remaining 50.0% equity interest in Shapulong and operation of our twelve completed projects. Our revenues for the year ended December 31, 2009 were $36.2 million while our cost of revenues was $17.2 million, resulting in a gross profit of $19.0 million. After deducting operating and other expenses, including interest expenses of $14.2 million, we reported a net loss for the year ended December 31, 2009 of $19.4 million. We sold 798.9 million kilowatt hours of electricity produced at our hydroelectric power projects in 2009, at an effective tariff of RMB0.34 per kWh. In October 2009, we issued an aggregate of $20.0 million Series C convertible redeemable preferred shares.
     In accordance with the SEC’s rules and regulations, Binglangjiang is considered our predecessor company for SEC reporting purposes, as we acquired substantially all of the business of Binglangjiang and our own operations prior to that acquisition were insignificant compared to the operations of Binglangjiang. Binglangjiang’s financial and operating data presented in this annual report are solely those of Binglangjiang, and do not reflect the results of operations of our company or our other subsidiaries. Our financial statements and other financial and operating data presented in this annual report include the results of operations of Binglangjiang from April 25, 2007, the date on which we acquired Binglangjiang.

Our Acquisitions
     We set forth below the key facts regarding our acquisitions to date. Please note that U.S. dollar translations provided below are derived from our consolidated financial statements presented elsewhere in this annual report.
Acquisitions Completed in 2007
     In April 2007, we completed our purchase of Yunnan Huabang Electric Power Development Co., Ltd., the owner of the Binglangjiang I hydroelectric power project and developer of the Binglangjiang II hydroelectric power project, for a total cash consideration of RMB50.0 million ($6.5 million). This acquisition was accounted for as a purchase using the purchase method of accounting. We also incurred acquisition costs of $50,000 in connection with the transaction. In addition, we made a cash advance to the company of RMB125.0 million ($16.2 million) in April 2007 prior to the completion of the acquisition.
     In May 2007, we completed our purchase of the Liyuan hydroelectric power project, which is now owned by our subsidiary Sichuan Huabang Hydroelectric Development Co., Ltd., for a total cash consideration of RMB77.0 million ($10.0 million). This was accounted for as a purchase using the purchase method of accounting. We also incurred acquisition costs of $0.3 million in connection with the transaction.
     In December 2007, we completed our purchase of a 50.0% interest in Yunhe County Shapulong Hydropower Generation Co., Ltd., the owner of the Shapulong hydroelectric power project, for a total cash consideration of RMB33.0 million ($4.5 million). We also incurred acquisition costs of $0.2 million in connection with the transaction.
Acquisitions Completed in 2008
     In January 2008, we completed our purchase of Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd., the owner of the Yingchuan hydroelectric power project, for a total consideration of RMB304.0 million ($42.3 million), which was comprised of a cash consideration of RMB291.4 million ($40.6 million) and a payment of RMB12.6 million ($1.8 million) to the seller to settle all of the liabilities of the Yingchuan hydroelectric power project. This acquisition was accounted for as a purchase using the purchase method of accounting. We also incurred acquisition costs of $0.1 million in connection with the transaction.
     In January 2008, we completed our purchase of Qingtian Wuliting Hydroelectric Development Co., Ltd., the owner of the Wuliting hydroelectric power project, for a purchase price of RMB342.1 million ($47.6 million) which was comprised of a cash consideration of RMB206.9 million ($28.8 million) and a payment of RMB135.3 million ($18.8 million) to the seller to settle all of the liabilities of the Wuliting hydroelectric power project. This acquisition was accounted for as a purchase using the purchase method of accounting. We also incurred acquisition costs of $0.2 million in connection with the transaction.
     In January 2008, we completed our purchase of Suichang County Jiulongshan Hydroelectric Development Co., Ltd., the owner of the Zhougongyuan hydroelectric power project, for a purchase price of RMB157.3 million ($21.9 million) in cash. In addition, we are obligated to make a capital injection into this subsidiary of RMB250.0 million ($34.8 million) to fund the construction of the Zhougongyuan hydroelectric power project, the payment of which will be completed in 2009. This acquisition was accounted for as an asset acquisition. We also incurred acquisition costs of $0.1 million in connection with the transaction.
     In October 2008, we completed our purchase of a 90.0% equity interest in Sanming Zhongyin Banzhu Hydroelectric Co., Ltd., the owner of the Banzhu hydroelectric power project, for a purchase price of RMB134.2 million ($19.6 million) in cash. This acquisition was accounted for as a purchase using the purchase method of accounting. We also incurred acquisition costs of $91,000 in connection with the transaction. We committed to make a capital injection of RMB104.9 million ($15.4 million) to this subsidiary to finance its future operations after the acquisition, of which RMB21.2 million ($3.1 million) was made in March 2009, and the remaining capital injection of RMB83.7 million ($12.3 million) will be made in 2010 out of funds other than the proceeds of the initial public offering. In addition, pursuant to a supplemental agreement with the shareholders at that time, Sanming Ruifeng Hydropower Investment Co., Ltd. and Yong’an Ruifeng Hydroelectric Ltd. were entitled to receive the RMB59.2 million ($8.7 million) of current assets, including cash and cash equivalents, accounts receivable and amounts due from related parties, of Banzhu as of the acquisition date.
     In October 2008, we completed our purchase of a 90.0% equity interest in Pingnan County Wangkeng Hydroelectric Co., Ltd., the owner of the Wangkeng hydroelectric power project, for a purchase price of RMB220.5 million ($32.3 million) in cash. This acquisition was accounted for as a purchase using the purchase method of accounting. We also incurred acquisition costs of $0.1 million in connection with the transaction.
     In October 2008, we completed our purchase of Pingnan County Yuanping Hydroelectric Co., Ltd., the owner of the Yuanping hydroelectric power project, for a purchase price of RMB58.0 million ($8.5 million) in cash. This acquisition was accounted for as a purchase using the purchase method of accounting. We also incurred acquisition costs of $88,000 in connection with the transaction.
     In October 2008, we completed our purchase of Pingnan County Yuheng Hydropower Co., Ltd., the owner of the Yuheng hydroelectric power project, for a purchase price of RMB121.0 million ($17.7 million) in cash. This acquisition was accounted for as a purchase using the purchase method of accounting. We also incurred acquisition costs of $92,000 in connection with the transaction.
Acquisitions Completed in 2009
     In March 2009, we acquired the remaining 10.0% equity interest in Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. for a purchase price of RMB17.0 million ($2.5 million) in cash. This acquisition was accounted for as an equity transaction.
     In August 2009, we completed the acquisition of a 13.0% equity interest in Yunhe County Shapulong Hydropower Generation Co. Ltd. for a purchase price of RMB8.6 million ($1.3 million) and the remaining 37.0% equity interest in the company for a purchase price of RMB21.0 million ($3.1 million). Since we owned a noncontrolling interest in Yunhe County Shapulong Hydropower Generation Co. Ltd. immediately before obtaining control through our acquisitions of the 13.0% and 37.0% equity interest, we have remeasured the pre-existing 50% equity interest at fair value of RMB29,580 million ($4.3 million) and recognized a gain of $105 from the remeasurement in “Other Income, net” on the accompanying Statements of Operations. The acquisition will be accounted for as a business combination achieved in stages using the acquisition method of accounting.
     In August 2009, we completed our purchase of Longquan Ruiyang Cascade II Hydroelectric Co., Ltd, the owner of the Ruiyang hydroelectric power project, for a purchase price of RMB160.0 million ($23.4 million) in cash. The acquisition was accounted for as a business combination using the acquisition method of accounting.
Other Acquisitions
     In October 2009, we signed a capital increase agreement to obtain through capital increase a 79.0% equity interest in Henan Wuyue Storage Power Generation Co., Ltd., the owner of the development rights to the planned Wuyue Pumped Storage hydroelectric power project, through contribution of RMB162.5 million ($23.8 million) in cash. The completion of the capital increase is pending government approval. The Wuyue project is party to various design, construction, equipment and installation contracts totaling approximately RMB154.2 million ($22.6 million) in value. The total cost to construct Wuyue hydroelectric power project is projected to be RMB4.0 billion ($0.6 billion). We expect to fund the construction of this project primarily through bank loans and in part from the proceeds of the initial public offering.
Impact of Acquisitions on our Results of Operations
     These acquisitions resulted in a significant increase in the book value of our net property, plant and equipment, our intangible assets, goodwill, revenues and gross profit. Our 2007 consolidated results of operations reflect approximately eight months and seven months of the resulting additional depreciation and amortization expenses of the Binglangjiang I and Liyuan hydroelectric power projects, respectively. Our 2008 consolidated results of operations reflect approximately eleven months of the resulting additional depreciation and amortization expense of the Yingchuan and Wuliting hydroelectric power projects, and approximately two months of the resulting additional depreciation and amortization expenses for the Banzhu, Wangkeng, Yuanping and Yuheng hydroelectric power projects, in addition to the depreciation and amortization expenses for the Binglangjiang I and Liyuan hydroelectric power projects in 2008. Our 2009 annual depreciation and amortization expenses are expected to increase to reflect the effect of a full year of depreciation and amortization expenses relating to the acquisitions made in October 2008 and partial year of depreciation and amortization expenses for acquisitions made in 2009. Our consolidated results of operations in 2009 reflect approximately five months of the resulting additional depreciation and amortization expenses of the Shapulong and Ruiang projects, in additional to the full year depreciation and amortization expenses for projects acquired in 2007 and 2008. As with our 2008 consolidated results of operations, the results of operations for businesses acquired in 2009 will be only partially reflected in our 2009 consolidated results of operations.
Factors Affecting Our Results of Operations
     The most significant factors that affect our financial condition and results of operations are:
•	tariffs;

•	hydrological conditions;

•	production efficiency of our hydroelectric power projects;

•	expansion through strategic acquisitions;

•	availability and cost of debt financing; and

•	depreciation of property, plant and equipment and amortization of intangible assets.
General Factors Affecting Our Results of Operations
     We have benefited significantly from the growth of the industrial base, increase in consumer consumption of electricity and overall economic growth in China. A rapidly growing industrial base and increasing residential consumption in China have contributed to a significant increase in electricity demand. China’s electricity consumption grew 6% in 2009, as compared to 2008, to 3,643 TWh, according to the National Energy Administration. The growth was featured with a slow start at the beginning of 2009, coupled with steady lift towards later part of the year, demonstrating a rapid recovery from the global economic crisis. Renewable energy has become a strong driving force contributing to the growth.. Reform of the PRC power industry, in particular support for foreign investment in hydroelectric power, has assisted our rapid entry into and growth in the PRC small hydroelectric power market. Deregulation of the industry and policy support for the purchase of hydroelectric power will, we believe, in the long-term result in increasing tariffs for hydroelectric power in China. However, any adverse changes in the economic growth or regulatory environment in China may have a materially adverse effect on the demand for our electricity or our ability to operate in the PRC market, which in turn may materially adversely affect our results of operations.
Specific Factors Affecting Our Results of Operations
Tariffs
     Due to the historical mechanisms used by the PRC government to set on-grid tariffs, on-grid tariffs for renewable energy producers have until recently been lower than for thermal power projects. We believe that through continued policy support from the PRC government, renewable energy throughout China, including hydroelectric power, will in the long-term achieve on-grid tariffs equal to those for thermal power. This is already the case in Zhejiang province, where heavy demand for electricity and insufficient supply have made the on-grid tariff for hydropower comparable with many thermal plants during peak hours. We believe the move to market pricing for hydroelectric power on-grid tariffs will depend on (i) the continued relatively high price of coal in the PRC, (ii) the absence of significantly cheaper sources of other renewable energy and (iii) the enforcement of laws requiring the purchase by power grids of electricity from renewable energy generators. If the level of coal prices in the PRC were to drop significantly, a cheaper form of renewable energy were to be discovered and implemented throughout China or government support for hydroelectric power and the reform of on-grid tariff setting were to be withdrawn, we might not realize these increases in tariffs or tariffs may decrease, which could materially adversely affect our future revenues. However, we have not to date experienced a deterioration in our tariffs, despite the fall in world oil prices and the decrease in PRC domestic demand for electricity during the recent economic crisis, and expect the tariff for hydroelectric power in the PRC to continue to increase in the medium-term. For provinces where our tariff is equal or close to that for thermal power, notably in Zhejiang and Fujian provinces, we believe we have not experienced a decline in tariffs as the price of electricity is still driven primarily by the cost of generating thermal power. This is unlikely to diminish in the near-term given the high cost of transporting coal within China to thermal power projects, the built up losses at these thermal power projects, the timing difference between the setting of power tariffs and the fluctuation of coal prices and the PRC government’s desire to maintain pricing stability.

We believe in Sichuan and Yunnan provinces, where the price for hydropower is well below that for thermal power, the price for hydropower will increase in the near-term through the policy drive to bring electricity to the rural areas where our hydroelectric power projects are located.
     We seek to secure and retain favorable tariffs for each of our hydroelectric power projects by maintaining good relations with the local power grids and increasing our importance to the power grid through becoming a reliable supplier of peak power, being power supplied from 8:00 a.m. to 10:00 p.m. We are accomplishing this through the following means:
•	maintaining a good working relationship with the grid’s dispatch control team, with whom our hydroelectric power project managers communicate on a daily basis;

•	providing technical cooperation and support to the local grid, by sharing hydrology and operations data; and

•	conducting thorough and accurate forecasts of our hydropower generation capacity and management of water flows to supply power as and when required by the local grid.
     In the years ended December 31, 2007, 2008 and 2009, the effective tariff of electricity sold by us was RMB0.18 per kWh, RMB0.33 per kWh and RMB0.34 per kWh, respectively. This increase in the effective tariff was due to the fact that a greater proportion of the electricity sold in the year ended December 31, 2008 was from our hydroelectric power projects located in Zhejiang province, where we receive a higher tariff for electricity sold. The effective tariff for electricity sold in the year ended December 31, 2009 was slightly higher than that in the year ended December 31, 2008 because in 2008, 47.8%, 35.1% and 9.6% of the electricity sold and 65.0%, 18.7% and 9.7% of the gross revenue were derived from our hydroelectric power porjects in Zhejiang province, Yunnan province and Fujiang province, respectively, where the average effective tariff was RMB RMB0.45, RMB0.18 and RMB0.33 respectively, while in 2009, 37.8%, 15.6% and 43.6% of the electricity sold and 49.1%, 7.8% and 40.6% of the gross revenue resulted from our hydroeletric power projects located in Zhejiang province, Yunnan province and Fujiang province respectively where the average effective tariff was RMB0.45, RMB0.17 and RMB0.32 respectively.
     The tariffs for our power dispatched are set through power purchase agreements with the local grids to which our hydroelectric power projects are connected, and generally have terms of one to five years. Some of these agreements provide for automatic renewal while others do not. Our Wangkeng hydroelectric power project power purchase agreement expired as of December 31, 2009. We are in the process of negotiating a new power purchase agreement for the Wangkeng project. During the current renegotiation process, we have continued to supply power to the local power grid and to receive payment from the local power grid as if the expired power purchase agreement was still in effect. We therefore do not expect there to be any disruption in the service to the local power grid or any impact on our future revenues or liquidity. If we should be unable to renegotiate a power purchase agreement with the local grid, it is unlikely we would be able to obtain alternative customers for the power generated by the hydroelectric power project, as only one grid is available to each hydroelectric power project and there are no neighbouring industrial sites ready to take up the power. Furthermore, even if we do renegotiate a power purchase agreement for the hydroelectric power project, it may be at a lower tariff or for lower volumes of power than previously dispatched. The realization of any of the outcomes described above could materially and adversely reduce our revenues and our results of operations and net cash used in operating activities could be materially and adversely affected.
Hydrological conditions
     Our hydroelectric power generating prospects are dependent upon hydrological conditions prevailing from time to time in the broad geographic regions in which our existing and future hydroelectric generation facilities are located. Our business is seasonal, with the majority of our generation occurring during times of high precipitation and snow melt, primarily in the second and third quarters of the calendar year. However, unusually low or high levels of precipitation or significant volatility or uneven distribution of water supply can significantly reduce or disrupt our power generation. Floods on our waterways may force us to shut down our run-of-the-river plants to avoid damage to the equipment, while droughts may cause water flows to be insufficient to operate the plant. In the future, we may construct additional projects along our waterways to help control the flow of water to our hydroelectric power projects. In the absence of further development on our waterways, other than carefully forecasting the amount of water we will receive, preparing for generation during periods of high water flow and storing water in anticipation of periods of low water flow, we are unable to mitigate the impact of hydrological conditions on our results of operations.
     Hydrological conditions vary significantly from year to year, and as such, it is typical for hydroelectric power projects to experience up to a 20% variance in their effective utilization rates each year. Hydrological conditions for 2009 were below historically normal levels, although somewhat improved over the relatively dry years of 2007 and 2008. We cannot forecast hydrological conditions for 2010 or any other future periods. We expect our revenues will continue to be directly impacted by the hydrological conditions at our plants.
Production efficiency of our hydroelectric power projects
     Our future results of operations will depend on our ability to maintain or increase the levels of generation at the plants we acquire, while at the same time lowering the costs of operating those plants. We seek to achieve increased generation revenues from our hydroelectric power projects through controlling water flow to maximize power generation, predicting hydrology conditions to increase generation, operating clusters of power projects where we can balance the generation load amongst multiple plants, improving management of individual projects, improving transmission of electricity from our hydroelectric power projects through better connections to power grids and capital expansion. All of these efforts will be realized through the oversight of our expert management team. If our management team is unable to implement these programs, or if we are unable to maintain generation levels at any given plant or control our cost of revenues and operating expenses, we may not realize returns on the investment in the plant, which would have a material adverse effect on our results of operations.
Expansion through strategic acquisitions, development of greenfield projects and expansion of our existing hydroelectric power projects
     As an owner and operator of small hydroelectric power projects, we seek to create shareholder value by acquiring completed projects, projects under construction and development rights on attractive terms. However, any number of significant economic or political changes to the investment environment in China in general, or the PRC hydropower industry in particular, could prevent us from acquiring or developing further assets, from acquiring assets at attractive valuations or developing projects at attractive rates of return. Installed capacity at our hydroelectric power projects reached 58.0 MW, 271.0 MW and 376.6 MW at December 31, 2007, 2008 and 2009, respectively. We currently have an acquisition pipeline of approximately 1,200.0 MW installed capacity which we are in the process of evaluating and have signed a capital increase agreement with an entity which owns the development rights to a 1,000.0 MW pumped storage hydroelectric power project. Since January 1, 2010, we have acquired one additional hydroelectric power project and have also signed definitive agreements to acquire four additional hydroelectric power projects in Yunnan province with an aggregate installed capacity of 118.2 MW. Our future growth in revenues will depend on our ability to successfully complete these acquisitions and development projects and continue growing our pipeline.
Availability and cost of debt financing
     We seek to improve shareholder returns through increasing our financial leverage at reasonable rates of interest. We are in discussions with both PRC and international financial institutions to arrange credit facilities to support our future acquisitions, and believe that the policy support in the PRC, the availability of hydroelectric assets as collateral, our relatively stable cash flow and our low operating costs have improved our access to PRC and international financial institutions. To the extent such financing is unavailable in the PRC, for policy reasons or otherwise, we are unable to raise debt financing in the international markets for any reason or such financing is unavailable at reasonable rates, our ability to increase our leverage for further acquisitions, and thus our revenue growth, will be reduced. We have renegotiated or refinanced approximately RMB833.0 million ($122.0 million) of our existing long-term loans, typically with reduced interest rates and longer tenures, thereby lowering our borrowing costs and interest rates. However, our total interest expense for 2009 has increased to $14.2 million from $5.8 million in 2008 as we have completed further acquisitions.
Depreciation
     The primary component of our cost of revenues is depreciation of property, plant and equipment. As a result, the actual cash cost of revenues of our businesses is low. Our depreciation expense for 2007 was $0.6 million out of a total cost of revenues of $0.8 million. Our depreciation expense for 2008 was $4.8 million out of a total cost of revenues of $6.0 million. Our depreciation expense for 2009 was $12.4 million out of a total cost of revenues of $17.2 million. Unlike other renewable energy generation systems, hydroelectric power projects may operate for decades if properly maintained. In accordance with U.S. GAAP, we depreciate the machinery at our plants over a 1-30 year period, the dams and reservoirs over a 30-49 year period and the buildings over an 8-50 year period, all on a straight line basis. For property, plant and equipment acquired through a business combination, depreciation is recorded on a straight-line basis over their respective remaining estimated useful lives. All direct and indirect costs that are related to the construction of property, plant and equipment and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, plant and equipment accounts and commences depreciation when these assets are ready for their intended use. Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Upon acquisition of our hydroelectric power projects, we either record the new asset value based on the consideration paid in the case of an asset purchase or based on the fair values if it is accounted for using the acquisition method of accounting, often resulting in increased depreciation costs for the plant. We may at the time of acquisition also restate the useful lives of a plant’s key assets. As a result, our acquisition of hydroelectric power projects may result in our recognizing higher depreciation for the plant than for the prior operator. We may also from time to time revaluate the useful life of an asset, thus extending our depreciation expense over a longer period of time. We expect that our depreciation costs will continue to account for a significant portion of our cost of revenues.
Critical accounting policies
     We prepare our consolidated and other financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect:
•	the reported amounts of our assets and liabilities;

•	the disclosure of our contingent assets and liabilities at the end of each reporting period; and

•	the reported amounts of revenue and expenses during each reporting period.
     We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions and on our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. When reading our consolidated and other financial statements, you should consider:
•	our selection of critical accounting policies;

•	the judgment and other uncertainties affecting the application of such policies; and

•	the sensitivity of reported results to changes in conditions and assumptions.
     We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements:
Fair value of financial instruments
     Financial instruments include cash and cash equivalents, accounts receivable, certain other current assets, accounts payable, certain other liabilities, short-term loans, long-term loans, convertible notes and related derivative financial liabilities, and warrants. The carrying values of these financial instruments, other than long-term loans and convertible notes, approximate their fair values due to their short-term maturities. The convertible notes were recognized based on residual proceeds after allocation to the derivative financial liabilities at fair market value. Subsequently, the convertible notes were carried at amortized cost using the effective interest rate method. The warrants issued in connection with the convertible notes were recorded in equity at the fair value as determined on the day of issuance. The convertible redeemable preferred shares were initially recorded at issue price net of issuance costs. We recognize changes in the redemption value immediately as they occur and adjust the carrying value of the convertible redeemable preferred shares to equal the redemption value at the end of each reporting period. The warrants issued in connection with the convertible redeemable preferred shares were recorded in liability at fair value as determined on the day of issuance and subsequently adjusted to the fair value at each reporting date.

     Based on the initial public offering price of $16 per unit, we have determined that the intrinsic value of the Founders’ Warrants, Morgan Joseph Warrants and the Holders’ Warrants in Note 17 to our audited consolidated financial statements included elsewhere in this annual report is $nil, $nil and $nil respectively.
Revenue recognition
     Our revenue is derived from the sale of electricity. Revenues are recognized when the following four criteria are met as prescribed by Accounting Standards Codification (“ASC”) sub-topic 605-10, Revenue Recognition: Overall (pre-codification SAB No. 104): (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. We consider the terms of each arrangement to determine the appropriate accounting treatment. Revenue is generally earned and recognized upon transmission of electricity to the power grid controlled and owned by the respective regional or provincial grid companies. For transactions in which electricity has been transmitted to the power grid without a fixed or determinable unit price per kWh while the tariff is pending approval of the regional or provincial pricing bureau, cash received in exchange for the transmission of electricity to the power grid controlled by the respective regional or provincial grid companies has been recorded as customer deposits until such time the price becomes fixed and determinable. When the price becomes fixed and determinable, all or a portion of the customer deposits will be recognized as revenue. We do not defer the related cost of revenues, which is charged to expense as incurred. Customer deposits of $56,000 included in “Accrued expenses and other current liabilities” as of December 31, 2008 were recognized as revenues in the year ended December 31, 2009 as the unit price per kWh became fixed or determinable based on a confirmed minimum tariff obtained from the regional pricing bureau in June 2009. We have not offered any discounts or rebates to our customers nor do we provide for refunds in our sales contracts with customers, except for Yuheng.
     Our subsidiaries are subject to withholding value-added tax (“VAT”) on the revenues earned in the PRC. The applicable rate of VAT is 6.0% for small hydroelectric power projects with a total installed capacity of 50 MW or less and 17.0% for large hydroelectric power projects with a total installed capacity of over 50 MW. For the year ended December 31, 2008, the lower VAT rate of 6% was applied to the hydroelectric power projects of Binglangjiang, Liyuan, Yingchuan, Wuliting, Jiulongshan, Yuheng and Yuanping and the VAT rate of 17% was applied to the hydroelectric power projects of Banzhu and Wangkeng. For the year ended December 31, 2009, the lower VAT rate of 6% was applied to the hydroelectric power projects of Binglangjiang, Liyuan, Yingchuan, Wuliting, Yuheng and Yuanping and the VAT rate of 17% was applied to the hydroelectric power projects of Banzhu, Wangkeng, Jiulongshan and Zhougongyuan. VAT on revenues earned from the sale of electricity by the Company to its customers for the years ended December 31, 2008 and 2009 were $1.0 million and $3.7 million, respectively. We have recognized revenues net of VAT in the consolidated statements of operations.
Goodwill and intangible assets
     Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. ASC sub-topic 350-10, Intangibles-Goodwill and other: Overall (pre-codification SFAS No. 142), requires that goodwill be tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. We assign and assess goodwill for impairment at the reporting unit level.
     The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it is less, we would then recognize an impairment loss.
     Intangible assets are carried at cost less accumulated amortization. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets. In connection with the acquisition of Binglangjiang in 2007, we acquired a legal right to expand and operate the Binglangjiang II plant. The development rights allow us to expand the power generation capacity of Binglangjiang by utilizing the existing water dam of Binglangjiang, which have a useful life of 30 years. The estimated useful life of the development rights is 30 years. We completed construction of the Binglangjiang II hydroelectric power project in August 2009. In connection with the acquisition of Yuanping in October 2008, we acquired a contractual right to use water from the dam and reservoir of the Jinzaoqiao station, which has a useful life of 40 years. The estimated useful life of the water use rights is 40 years. On August 12, 2009, Yuheng acquired a contractual right to use water from the dam and reservoir of Wangquan Power Generation Co., Ltd, the term of which is 30 years.
     We review and adjust the carrying value of the intangible assets if the facts and circumstances suggest the intangible assets may be impaired. We assessed and concluded that there was no impairment for goodwill and intangible assets in any of the periods presented.
Impairment of long-lived assets
     We evaluate our long-lived assets, including property, plant and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be recoverable in accordance with ASC sub-topic 360-10, Property, Plant and Equipment: Overall (pre-codification SFAS No. 144). When these events occur, we assess the recoverability of long-lived assets by comparing the carrying amount of the assets to the expected future undiscounted cash flows resulting from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. No impairment of long-lived assets was recognized for any of the periods presented.
Income taxes
     We follow the liability method of accounting for income taxes in accordance with ASC sub-topic 740-10, or ASC 740-10, Income Taxes: Overall (pre-codification SFAS No. 109). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, net operating loss carry forwards and credits, using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. We record a valuation allowance against the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in statements of operations in the period that includes the enactment date.
     On January 1, 2007, we adopted Financial Accounting Standards Board, or FASB, Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB statement No. 109, or FIN 48, which has been codified into ASC 740-10. There was no cumulative effect of the adoption of FIN 48 to beginning retained earnings. Interests and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expenses is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with FIN 48 is classified in the financial statements as interest expenses, while penalties recognized in accordance with FIN 48 are classified in the financial statements as other expenses.
     In accordance with the provision of FIN 48, we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail, defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position. Tax positions that meet the “more likely than not” threshold are measured, using a probability weighted approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.
     Our estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretation of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in our financial statements. Additionally, in future periods, change in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the change occurs.
     Prior to the adoption of FIN 48, we applied ASC sub-topic 450-20, or ASC 450-20, Contingencies: Loss Contingencies (pre-codification SFAS No. 5) to assess and provide for potential income tax exposures. In accordance with ASC 450-20, we maintained reserves for tax contingencies based on reasonable estimates of the tax liability, interest and penalties that may result from such audits.
Preferred shares warrant
     On January 28, 2008 (“Warrant Issue Date”), we issued warrants to Morgan Joseph & Co. Inc. (“Morgan Joseph”), which allow Morgan Joseph to purchase (i) up to 15,000 Series A Preferred Shares at $1,100 per share prior to the closing of an IPO, or (ii) up to such number of ordinary shares automatically converted into from 15,000 Series A Preferred Shares upon the closing of an IPO at 110% of the then-effective conversion price per Series A Preferred Shares (“Morgan Joseph Preferred Shares Warrant”). Following the IPO, the warrant currently allows Morgan Joseph to purchase 5,067,568 ordinary shares at a price of $3.256 per share. The estimated fair value of Morgan Joseph Preferred Shares Warrant at the issue date was based on a valuation performed by us with the assistance of American Appraisal China Limited, or American Appraisal, an unrelated and independent valuation firm.
     We estimated the fair value of Morgan Joseph Preferred Shares Warrant at the Warrant Issue Date as call options using Black-Scholes option-pricing model, with the assistance of American Appraisal. Under this model, we made a number of assumptions, including:
•	the expected future volatility of our ordinary share prices;

•	the risk-free interest rate;

•	the expected dividend yield; and

•	the estimated fair value of our ordinary and preferred shares at the Warrant Issue Date.
     Since we were a privately held company at the Warrant Issue Date, we estimated the expected future volatility of our ordinary shares price based on the historical price volatility of the publicly traded shares of five comparable companies in the hydroelectric power related businesses over the periods equal to the contractual term of Morgan Joseph Preferred Shares Warrant. The risk-free interest rate was based on the market yield of China sovereign bonds denominated in U.S. dollars with maturity terms equal to the contractual term of the Morgan Joseph Preferred Shares Warrant. The dividend yield was estimated based on the expected dividend policy over the expected term of the warrants.
     The fair value of our Morgan Joseph Preferred Shares Warrant granted on January 28, 2008 was determined based on the fair value of our ordinary shares and preferred shares based on valuation performed by us retrospectively, with the assistance of American Appraisal, as of that day. The following discussion sets forth the significant factors considered and key assumptions and methodologies used in such valuation.
     Determining the fair equity value requires making complex and subjective judgments, including those regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of Warrant Issue Date. The significant factors considered include the following:
•	our financial and operating results;

•	the assumptions and basis of our financial projections;

•	the nature of our business since our inception;

•	the stage of development of our operations;

•	our business plan;

•	our business risks;

•	the nature and prospects of the hydroelectric power industries in China;

•	the global economic outlook in general and the specific economic and competitive elements affecting our business, industry and market; and

•	the market-derived investment returns of entities engaged in the hydroelectric power businesses.
     We performed the discounted cash flow method, or DCF method, under the income approach to assess the fair value of our equity value as of December 31, 2007, based on our projected cash flow using management’s best estimate as of the valuation date. As we believed that there was no material change in our operations in the short period between December 31, 2007 and January 28, 2008 that would materially impact the fair value of our total equity value, our equity value as of the Warrant Issue Date was derived based on (i) the equity value derived as of December 31, 2007; and (ii) the issuance proceeds from Series A preferred shares issued on January 23, 2008. Since our Company only had three hydroelectric power project in operation as at the Warrant Issue Date and our scale of business was much smaller than those listed companies in similar business and similar locations, we concluded that a market comparison approach would not have been meaningful in determining the fair value of our equity.
     The DCF method involved applying appropriate discount rates to future free cash flows that are based on five-year financial projections developed by us. The major assumptions used in deriving the financial projections were consistent with our business plan at the time of the valuation. In deriving the discount rates used in the DCF method, we considered the weighted average cost of capital, or WACC, applicable to us as well. The WACC we used was 13% for the valuation with respect to our equity value as of December 31, 2007.
     In addition, we have taken into account the discount for lack of marketability of our shares in the valuation to reflect the fact that we are a private company. We quantified the discount for lack of marketability, or DLOM, using the option-pricing method. This method treats the right to sell a company’s shares freely before a liquidity event as a put option. The more distant the valuation date is from a liquidation event, the higher the put option value and thus the higher the implied DLOM. We obtained and used a DLOM of 13% for valuation with respect to our equity value as of December 31, 2007.
     To the extent our capital structure comprised ordinary shares and preferred shares as of the Warrant Issue Date, we used the option-pricing method to allocate total equity value derived to different classes of shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid. Under the option-pricing method, we treated ordinary shares and preferred shares as call options on our enterprise value, with exercise prices based on the liquidation preference of our preferred shares. We estimated the value of these call options using the Black-Scholes option-pricing model.
     The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying warrants and the fair value of our preferred shares as at December 31, 2009. As of December 31, 2009, we had warrants outstanding to purchase 15,000 Series A preferred shares by Morgan Joseph. The warrants’ exercise price was above the fair value of the Series A preferre shares shares, resulting in $nil intrinsic value. The Morgan Joseph Preferred Shares Warrant has been classified as a liability since the issuance date. The fair value of the Morgan Joseph Preferred Shares Warrant was determined with the assistance of American Appraisal and was $0.9 million, $0.54 million and $14.3 million at the time of issuance and as of December 31, 2008 and 2009, respectively. An income of $0.36 million and a loss of $13.8 million from the change in fair market value of the Morgan Joseph Preferred Shares Warrant was recognized in the consolidated statements of operations during the years ended December 31, 2008 and 2009, respectively.
Share-Based Compensation
     We account for share awards issued to employees in accordance with ASC sub-topic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall. In accordance with the fair value recognition provision of 718-10, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We have elected to recognize share-based compensation expense for share awards granted to employees using the straight-line method.
     We account for share awards issued to non-employees in accordance with the provisions of ASC 718-10 and ASC sub-topic 505-50 (“ASC 505-50”), Equity: Equity-Based Payment to Non-employees. Our share awards issued to non-employees are subject to graded vesting provisions. We recognize share-based compensation expense for share awards granted to non-employees using the accelerated recognition method over the requisite service period of the award. In accordance with ASC 718-10 and ASC 505-50, we use the binomial option pricing valuations model, or binomial model, to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation.
     In accordance with ASC 718-10, the grant date for the options to employees and non-employees approved by the board of directors on August 18, 2008 and January 20, 2009, was March 4, 2009 (“Option Grant Date”) and the grant date for the options to employees and one non employee approved by the board of directors on December 3, 2009 was January 25, 2010 (“Option Grant Date”). We estimated the fair value of our share options at the Option Grant Date using the binomial model, with the assistance of American Appraisal. It should be noted that the binomial model requires the input of highly subjective assumptions, including the expected share price volatility. We use projected volatility rates, which are based upon historical price volatility rates experienced by comparable public companies. Because changes in the subjective input assumptions can materially affect the fair value estimate, in our management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our share options. Changes in our estimates and assumptions regarding the expected volatility and fair value of our ordinary shares, for example, could significantly impact the estimated fair value of our share options and, as a result, our net income and net income attributable to holders of our ordinary shares.
     Under the binomial model, we made a number of assumptions regarding the fair value of the options, including:
•	the expected future volatility of our ordinary share price;

•	the risk-free interest rate;

•	the expected dividend yield;

•	the expected employee share option exercise behavior;

•	the expected forfeiture rate; and

•	the estimated fair value of our ordinary shares at the grant date.
     Since we were a privately held company at the Option Grant Date, we estimated the expected future volatility of our ordinary share price based on the historical price volatility of the publicly traded shares of five comparable companies in the hydroelectric power related businesses over the periods equal to the contractual term of our share options. The risk-free interest rate was based on the U.S. Treasury zero-coupon yield in effect with maturity terms equal to the contractual term of the options. The dividend yield was estimated to be zero. We use historical turnover data to estimate the expected forfeiture rate.
     The fair value of our share options on the grant date of March 4, 2009 was determined based on the fair value of our ordinary shares based on valuation performed by us contemporaneously, with the assistance of American Appraisal, as of that day. The following discussion sets forth the significant factors considered and key assumptions and methodologies used in such valuation.
     Determining the fair equity value requires making complex and subjective judgments, including those regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of the Option Grant Date. The significant factors considered include the following:
•	our financial and operating results;

•	the assumptions and basis of our financial projections;

•	the nature of our business since our inception;

•	the stage of development of our operations;

•	our business plan;

•	our business risks;

•	the nature and prospects of the hydroelectric power industries in China;

•	the global economic outlook in general and the specific economic and competitive elements affecting our business,

industry and market; and

•	the market-derived investment returns of entities engaged in the hydroelectric power businesses.
     We used a combination of (i) the guideline company method under the market approach and (ii) the discounted cash flow method, or DCF method, under the income approach to assess the fair value of our equity value as of March 4, 2009, based on our projected cash flow using management’s best estimate as of the valuation date. We assigned an equal weighting of 50% to each of the results obtained using the guideline company method and the results obtained using the DCF method.
     Under the guideline company method, different value measures and market multiples of comparable companies were calculated and analyzed to induce a series of multiples that were considered representative of the industry average. The market multiples were then adjusted based on our growth rate, business risks and profitability.
     Thereafter, the adjusted multiples were applied to our performance indicators to determine our value on a minority and freely traded basis. We specifically applied the financial ratios of enterprise value to revenues multiple, or EV/Revenues multiple, and enterprise value to earnings before interest, tax, depreciation and amortization multiple, or EV/EBITDA multiple, to our pro-forma financial results for fiscal year 2008 in arriving at an indicative value of us under the guideline company method. For the valuation with respect to our equity value as of the Option Grant Date, we applied an EV/Revenues multiple of 11.4 and an EV/EBITDA multiple of 28.3.
     We have selected five companies in the hydroelectric power related businesses listed in Shanghai Stock Exchange in China for reference as comparable companies: Chongqing Three Gorges Water Conservancy and Electric Power Co. Ltd., Guangxi Guiguan Electric Power Co. Ltd., Qianjiang Water Resources Development Co. Ltd., Guangxi Guidong Electric Power Co. Ltd., Leshan Electric Power Co. Ltd. Since the nature of our operation is highly subject to geographical factors such as water supply, tariff and demand for power, etc, our business risks are most similar to the comparable companies having similar business and similar locations in China.
     The DCF method involved applying appropriate discount rates to future free cash flows that are based on five-year financial projections developed by us. The major assumptions used in deriving the financial projections were consistent with our business plan at the time of the valuation. In deriving the discount rates used in the DCF method, we considered the weighted average cost of capital, or WACC, applicable to us as well. The WACC we used was 10% for the valuation with respect to our equity value as of the Option Grant Date.
     In addition, we have taken into account the discount for lack of marketability of our shares in the valuation to reflect the fact that we are a private company. We adopted a DLOM of 10% for valuation with respect to our equity value as of the Option Grant Date.
     To the extent our capital structure comprised ordinary shares and preferred shares as of the Option Grant Date, we used the option-pricing method to allocate total equity value derived to different classes of shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid. Under the option-pricing method, we treated ordinary shares and preferred shares as call options on our enterprise value, with exercise prices based on the liquidation preference of our preferred shares. We estimated the value of these call options using the Black-Scholes option-pricing model.
     The estimated fair value of our ordinary shares at the Option Grant Date was $2.08. Based on the initial public offering price of $4.93 per ordinary share, we have determined that the intrinsic value of the outstanding options as of December 31, 2009 was $nil. Although it is reasonable to expect that the completion of the initial public offering should increase the value of our ordinary shares because of their increased liquidity and marketability, we believe that the added value cannot be measured with precision or certainty.
     The decrease in our ordinary share value from $2.56 per share as of January 28, 2008 to $2.08 per share as of March 4, 2009 was primarily due to the dilutive effect of the Series B convertible redeemable preferred shares we issued in July 2008 on our ordinary share value; and a generally unfavorable market sentiment towards China-based publicly traded companies, reflected in an overall decrease in the market value of those companies, which was partially offset by our subsequent acquisitions of Yingchuan, Wuliting, Zhougongyuan, Banzhu, Wangkeng, Yuanping and Yuheng between the period from January 28, 2008 to March 4, 2009, which were expected to expand our business operations and improve our cashflow and financial prospects.

Significant Factors Contributing to Changes in Fair Value of Ordinary Shares
     We believe the increase in the fair value of our ordinary shares from $2.54 as of December 31, 2008 to $4.93 to December 31, 2009, based on the evaluation of American Appraisal, an independent and unrelated company was primarily attributable to the fact that our business, financial condition and prospects have improved significantly in these periods. In particular, this is attributable to the following factors:
•	Our increase in earning capability through continual acquisitions. Our valuation as of March 4, 2009 included hydroelectric power projects of Binlangjiang, Liyuan, Yingchuan, Wuliting, Zhougongyuan, Shapulong, Banzhu, Yuanping, Yuheng and Wangkeng. Subsequently in August 2009, we completed the acquisition of Ruiyang. The acquisition of Ruiyang increased our valuation as of December 31, 2009. In October 2009, we entered into an agreement to subscribe for a 79% equity interest in Henan Wuyue Storage Power Generation Co., Ltd. With the proceeds from the initial public offering in 2010, we expect to continue to acquire hydroelectric operating companies and assets for the development of new hydropower projects in China and for working capital and other purposes. We expect the new projects will further strengthen our future cash flows and these cash flows have been incorporated into our estimated public offering price, while the increase is expected to be partially offset by an increase in debt financing and dilution effect of issued preferred shares on our ordinary shares;

•	Overall favorable market sentiment toward China-based publicly traded shares based on NASDAQ China Index increased from 101 on March 4, 2009 to 178 on December 31, 2009 and further increased to 186 on April 20, 2010. Hang Seng China Enterprises Index increased from 6,948 on March 4, 2009 to 12,794 on December 31, 2009 and was 12,437 on April 20, 2010. Also, the Shanghai Stock Exchange Composite Index has increased from 2,198 on March 4, 2009 to 3,277 on December 31, 2009 and was 3,033 on April 21, 2010;

•	In October, 2009, we raised $20.0 million in a private placement of Series C convertible redeemable preferred shares. We expect our successful listing will allow us to have easier access to the capital markets in terms of fund raising activities, including equity financing and bank borrowing with lower cost of financing, and hence, increase our enterprise value; and

•	The marketability of our ordinary shares after the initial public offering will provide increased liquidity for our shares, leading to a higher equity value, which we also expect to contribute to an increase in our enterprise value.
Taxation
     We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. Stamp duty may be payable on certain instruments if they are executed, retained or adjudicated in the Cayman Islands.
Enterprise Income Tax
     Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30.0% and 3.0%, respectively.
     In March 2007, the National People’s Congress of China enacted the EIT Law, and in November 2007, the State Council promulgated the implementing rules of the EIT Law, both of which became effective on January 1, 2008. The EIT Law curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The EIT Law, however, (i) reduces the top rate of EIT from 33.0% to 25.0%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. The Notice of the State Council on Carrying Out the Transitional Preferential Policies Concerning Enterprise Income Tax dated December 26, 2007 permits certain “businesses operated in Western China” to enjoy a reduced EIT rate. Under the phase-out rules, enterprises established before the promulgation date of the EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration and will gradually transition to the uniform 25.0% EIT rate over a five-year transition period. Accordingly, our businesses have been subject to a 25.0% EIT rate from January 1, 2008, with the exception of our Binglangjiang I hydroelectric power project, which will be subject to EIT at the rate of 15.0% through 2010. Our Liyuan hydroelectric power project has received approval for a two-year exemption in EIT followed by a three-year 50% reduction in EIT commencing from its first year of profitability. Our Banzhu hydroelectric power project was granted the tax preferential treatment by the PRC government on May 15, 2009, according to which, Banzhu is entitled to tax exemption in 2008 and 2009 and a tax rate of 12.5% from 2010 to 2012.
     As with any new law, the implementing regulations for the EIT Law may not be interpreted by the State Administration of Taxation as expected and the phase-out rules expected to be applied as described above may not be applied in the same fashion in practice or may be changed, potentially with retroactive effect.
Dividend Withholding Tax
     As a Cayman Islands holding company, substantially all of our income may be derived from dividends we receive from our PRC operating subsidiaries. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for EIT purposes are subject to PRC withholding tax at a rate of 10.0%. In addition, our tax treatment will depend on our status as a non-resident enterprise. We have established a Hong Kong holding company, China Hydroelectric Corporation (Hong Kong) Limited, and are planning to reorganize our corporate structure so that our PRC subsidiaries are held through our Hong Kong holding company, resulting in a more efficient and centralized management structure. Subject to the approval of the competent tax authority, such restructuring may also result in a reduction of the withholding tax on dividends paid to us from our PRC subsidiaries from a rate of 10.0% to 5.0%. See “Operating and Financial Review and Prospects — Holding Company Structure.” We are currently in the process of transferring all the shares of our PRC subsidiaries to China Hydroelectric Corporation (Hong Kong) Limited.
     For a detailed discussion of PRC tax issues related to resident enterprise status, see “Risk Factors—Risks Relating to Doing Business in China—We may be deemed a PRC enterprise under the EIT Law and be subject to China taxation on our worldwide income.”
Value Added Tax
     In accordance with the relevant tax laws in China, all entities engaged in the sale of goods within the territory of China are required to pay VAT. Pursuant to applicable regulations prior to January 1, 2009, hydroelectric power projects under 50.0 MW of installed capacity may choose a VAT of 6.0%, while larger hydroelectric power projects are subject to a VAT of 17.0%; however, in some provinces the higher VAT rate of 17.0% is applied to hydroelectric power projects under 50.0 MW in size. Our tariffs are set gross of VAT and our revenues are reported net of VAT.
Internal Control Over Financial Reporting
     Following the completion of our initial public offering, we have become a public company in the United States and are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and applicable rules and regulations thereunder require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2010. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent review, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.
     During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs and warrants. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.
     Prior to our initial public offering, we had been a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. In connection with the audit of our consolidated and other financial statements included in this annual report, we and our independent registered public accounting firm identified the following control deficiencies, which amounted to “material weaknesses” as defined under the standards established by the Public Company Accounting Oversight Board: (i) insufficient U.S. GAAP qualified accounting and finance personnel and (ii) ineffective process for documenting and applying key accounting policies and procedures.
     To remediate these material weaknesses, we have undertaken to improve our internal controls, including the following:
•	identifying and hiring additional personnel with U.S. GAAP and SEC reporting experience;

•	providing training to our finance personnel to improve their knowledge of U.S. GAAP and SEC reporting requirements;

•	holding regular meetings of the audit committee and ensuring regular communication between the committee and our independent registered public accounting firm;

•	establishing an internal audit function;

•	establishing anonymous whistleblower systems for reporting violations of our governance policies, including policies regarding internal controls;

•	putting in place a centralized financial reporting software system in our headquarters, management centers and operating plants; and

•	engaging external professional consultants to assess the entity level internal controls over financial reporting using the COSO internal control framework. We have also begun to formulate policies relating to internal control over financial reporting, including the preparation of a comprehensive accounting policies and procedures manual, containing, among other things, detailed, expanded closing checklists, to guide our financial personnel in addressing significant accounting issues and assist them in preparing financial statements in compliance with U.S. GAAP and SEC requirements.
          See “Risk Factors—Our independent registered public accounting firm has identified material weaknesses and control deficiencies in our internal control over financial reporting. If we are unable to correct these weaknesses and deficiencies, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our securities may be adversely affected.”
Results of Operations of Our Company
     Our consolidated results of operations are summarized below.

	For the Year Ended
	December 31,
	2007	2008	2009
Revenues	2,434	14,715	36,175

Cost of revenues	(813)	(6,025)	(17,183)

Gross profit	1,621	8,690	18,992

Operating expenses
General and administrative expenses	(2,560)	(6,761)	(9,099)

Operating (loss) income	(939)	1,929	9,893

Interest income	1,051	1,340	510
Interest expenses	(3,275)	(5,847)	(14,228)
Change in fair value of derivative financial liabilities and warrant liability	(266)	420	(13,793)

	For the Year Ended
	December 31,
	2007	2008	2009
Exchange loss	(1,095)	(1,067)	(23)
Share of losses in an equity investee	(27)	(503)	(70)
Other income (loss), net	8	144	(225)

Loss before income tax expenses	(4,543)	(3,584)	(17,936)

Income tax expenses	(17)	(444)	(1,492)
Consolidated net loss	(4,560)	(4,028)	(19,428)

Net loss attributable to noncontrolling interest	—	41	32

Net (loss) income attributable to China Hydroelectric Corporation shareholders	(4,560)	(3,987)	(19,396)

Revenues
     We derive revenues solely from the sale of electricity generated by our hydroelectric power projects. The generation of electricity by our hydroelectric power projects for any given period will depend on the planned annual generation as agreed with the power grid to whom the electricity is sold and as approved by the relevant pricing bureau, the actual demand for our electricity from the power grid and the actual hydrological conditions experienced during the period. The on-grid tariff for electricity generated by our hydroelectric power projects is set annually by the relevant pricing bureau in consultation with the relevant power grid. The on-grid tariff is determined in light of the initial capital investment in the plant, the historical operating cost, the water resource fees, the debt financing expense for the plant, an allowance for a reasonable return and in practice by the supply and demand for electricity in the local market. The tariff we receive is subject to VAT and, in some cases, business surcharges, and our revenues are reported net of VAT and business surcharges. As the on-grid tariff for hydropower for most of our plants is significantly lower than that for thermal power, we expect that in the long-term we will experience an increase in the on-grid tariff for hydropower, as power grids seek to improve their operating margins through increased purchase of hydropower and the approved tariff for thermal power increases.
     The power grids make monthly payments for our power delivered 30 to 60 days after month end. In 2007 our electricity was sold to two power grids, Yunnan Dehong Electric Power Co., Ltd. and Sichuan Cangxi Electric Power Co., Ltd., and in 2008 and 2009 we sold our electricity to five power grids as a result of our acquisitions in Zhejiang and Fujian provinces. Any deterioration in our relationship with any of these grids, or in their financial condition could result in a material credit risk to our company and have a materially adverse effect on our financial condition and results of operations. The table below sets forth the percentage of our revenues derived from sales to each of these power grids for the year ended December 31, 2007, 2008 and 2009.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
	% of Revenues
Yunnan Dehong Electric Power Co., Ltd.	71	19	8
Sichuan Cangxi Electric Power Co., Ltd.	29	7	3
Lishui Electric Power Bureau	—	65	50
Fujian Electric Power Co., Ltd.	—	7	27
Pingnan Power Supply Company	—	2	12

Total	100	100	100

     Before we acquired the remaining 50.0% of the equity interest in Shapulong in August 2009, our investment in Shapulong was accounted for using the equity method of accounting under Accounting Standard Codification substopic ASC 323-10, Investments — Equity Method and Joint Ventures: Overall, and included as an investment in equity investees on our balance sheet. Under the equity method, our proportionate share of Shapulong’s net income or loss is included as share of income or losses, as applicable, in equity investees in the statement of operations. Accordingly, Shapulong’s results of operations are not reflected in our consolidated results of operations other than as a share of income or losses, as applicable, in equity investees in our consolidated statement of operations before August 2009. Shapulong became our wholly owned subsidiary in August and its results of operations after the acquisition are reflected in our consolidated results of operations.

     Although Yuanping commenced operations in March 2007 and has transmitted electricity to the power grid controlled by the Fujian Ningde Electric Power Bureau, that transmission was made without a fixed or pre-determined tariff per kWh until late June 2009. Therefore, cash received in exchange for the transmission of electricity to the power grid before late June 2009 was recorded as customer deposits. Accordingly, no revenues were recorded by Yuanping in the year ended December 31, 2008. However, related cost of revenues was not deferred, and was charged to expense as incurred. All of the customer deposits received from the date of our acquisition of Yuanping to late June 2009 were recognized as revenue when the regional pricing bureau confirmed a minimum tariff in late June 2009. We only recognize revenue for customer deposits recorded subsequent to the acquisition of Yuanping after the per kWh tariff became fixed or determinable. In August 2009, the Ningde Pricing Bureau, the regional pricing bureau in the Fujian province, approved a unit price per kWh of RMB0.29, inclusive of VAT, for electricity transmitted by Yuanping to the power grid controlled and owned by the provincial grid company prior to July 8, 2009. The unit price per kWh of RMB0.29 will continue to be in effect until the regional pricing bureau approves a new unit price per kWh.
     In discussing our revenues, we have included information relating to (i) the effective tariff for electricity sold in the years ended December 31, 2007, 2008 and 2009, (ii) the effective utilization rate(s) for our hydroelectric power projects by province in the years ended December 31, 2007, 2008 and 2009, and (iii) the weighted average effective utilization rate for our hydroelectric power projects for both the years ended December 31, 2008 and 2009.
     We have generally not included effective utilization rate information for the hydroelectric power project by province for the periods that these projects were owned by us in 2007 and 2008. Effective utilization rates and effective tariff rates also do not reflect our percentage ownership of a hydroelectric power project. Since the acquisition of each of these plants was completed at a different point in time in 2007 and 2008, and electricity generation and utilization rates at our hydroelectric power projects differ significantly from period to period due to prevailing hydrological conditions and the seasonal nature of our business, we believe that any effective utilization rate information for our hydroelectric power projects for only the periods under consolidation may not be comparable to or representative of the utilization rates of such projects for the full year.
     Effective tariff is calculated as gross revenues, that are (a) revenues not netted for VAT and other applicable business surcharges, if any, recorded in the relevant period, divided by (b) the quantity of electricity sold in such period. Effective utilization rate of a hydroelectric power project is calculated as the quantity of electricity sold in the relevant period, divided by the installed capacity for electricity generation in such period. The weighted average effective utilization rate of our hydroelectric power projects is calculated as the aggregate quantity of electricity sold in the relevant period, divided by the aggregate installed capacity for electricity generation of all our hydroelectric power projects for the period under consideration. As our effective tariffs are calculated using gross revenues, the product of our installed capacity, effective tariff and effective utilization rate for a hydroelectric power project is not equal to the revenues for that plant in any given period. We use effective utilization rates to measure the historic ability of a hydroelectric power project to generate electricity during any given period. However, absent mechanical failure, damage to the hydroelectric power project or human error, effective utilization rates only reflect hydrological conditions for any given period, and are therefore not indicative of future trends in electricity generation for a hydroelectric power project.
     The design utilization rate for a hydroelectric power project is a calculation performed at the feasibility study phase used to assist in the design optimization of civil structures, and in the selection of turbine generator equipment. The design utilization rate for any given hydroelectric power project is the multi-year average electricity production a facility is capable of producing given the equipment selection and historical hydrological conditions. We use design utilization rates as a management tool in monitoring actual production against precipitation to ensure our hydroelectric power projects are operating to standard.
Cost of Revenues
     Our cost of revenues consists primarily of depreciation, employee salaries and benefits for hydroelectric power project staff, water resource fees, non-capitalized maintenance and repair costs, amortization expenses relating to Yuanping’s water use rights, and other operating costs directly related to the generation of electricity. We expect that as we optimize the management and staffing of our newly acquired plants, we may in the future reduce the cost of revenues associated with operating any given plant.
General and Administrative Expenses
     Our general and administrative expenses comprise employee salaries and benefits for non project staff, office lease payments, travel and entertainment expenses, office supplies expenses, amortization of intangible assets relating to the development rights of the Binglangjiang II hydroelectric power project, costs of our acquisitions that cannot otherwise be capitalized, and professional fee.

EBITDA, as adjusted
     We have included earnings before interest, taxes, depreciation and amortization and certain non-cash charges, which we refer to as EBITDA, as adjusted, a non-GAAP financial measure, on a consolidated basis in this annual report. We had $(0.9) million in EBITDA, as adjusted, in the period from July 10, 2006 (inception) to December 31, 2006 and $(0.3) million in EBITDA, as adjusted, in the year ended December 31, 2007. We had $6.5 million in EBITDA, as adjusted, in the year ended December 31, 2008. We had $22.2 million in EBITDA, as adjusted, in the year ended December 31, 2009.
     We believe that EBITDA, as adjusted, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, we believe that EBITDA is widely used by other companies in the power industry and may be used by investors as a measure of our financial performance. We note, however, that as individual companies may have different methods of calculating EBITDA for their business, their EBITDA results may not be directly comparable to our EBITDA, as adjusted. Given the significant investments that we have made in the past in net property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. We believe that EBITDA, as adjusted, will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures and business acquisitions. The presentation of EBITDA, as adjusted, should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.
     The use of EBITDA, as adjusted, has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expenses, interest expenses and interest income and certain non-cash charges have been and will be incurred and are not reflected in the presentation of EBITDA, as adjusted. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA, as adjusted, does not consider capital expenditures and other investing and financing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense and interest income, income tax expenses, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term EBITDA, as adjusted, is not defined under U.S. GAAP, and EBITDA, as adjusted, is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP.
     A reconciliation of EBITDA, as adjusted, to our net loss is provided below:

	For the Year Ended
	December 31,
	2007	2008	2009
Net loss	(4,560)	(3,987)	(19,396)
Interest expense, net	2,224	4,507	13,695
Other non-cash charges including exchange loss and change in fair value of derivative financial liabilities and warrant liability	1,361	647	13,816
Income tax expenses	17	444	1,492
Depreciation of property, plant and equipment, net	572	4,755	12,399
Amortization of intangible assets	66	108	182

EBITDA, as adjusted	(320)	6,474	22,188

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
     We acquired the Yingchuan, Wuliting and Zhougongyuan hydroelectric power projects in January 2008, followed by the acquisition of a 90.0% interest in each of the Banzhu and Wangkeng hydroelectric power projects in October 2008. In October 2008, we acquired the Yuanping and the Yuheng hydroelectric power projects. In March 2009, we acquired the remaining 10.0% interest in Banzhu. In August 2009, we completed the acquisition of the remaining 50.0% equity interest in Shapulong, and Shapulong has been accounted for as our subsidiary, not an equity investee, since then. We also completed the acquisition of the Ruiyang hydroelectric power project in August 2009. Finally, the construction of the zhougongyuan, which was later split into Zhougongyuan and Jiulongshan projects at the end of 2009, and

Binglangjiang II hydroelectric power projects was completed in March 2009 and September 2009, respectively.
     Our results of operations for the year ended December 31, 2008 reflect the operations of the Binglangjiang I and Liyuan hydroelectric power projects for such period, the results of operations of the Yingchuan and Wuliting hydroelectric power projects during our period of ownership, that is, for a period of approximately eleven months, and the results of operations of the Banzhu, Wangkeng, Yuanping and Yuheng hydroelectric power projects during our period of ownership, that is, for a period of approximately two months.
     Our results of operations for the year ended December 31, 2009 primarily reflect the results of operations during this period for the Binglangjiang I, Liyuan, Yingchuan, Wuliting, Banzhu, Wangkeng, Yuangping and Yuheng hydroelectric power projects, the results of operations of Shapulong and Ruiyang for the period of our full ownership, and the results of operations of Binglangjiang II and Zhougongyuan for their periods of operation.
     As discussed above, Shapulong was accounted for as an equity investment before we acquired the remaining 50.0% equity interest in it in August 2009 and its revenues are not reflected in our consolidated revenues in the year ended December 31, 2008. Shapulong became our wholly owned subsidiary in August 2009 and its revenues thereafter are reflected in our consolidated revenues in the year ended December 31, 2009. Cash received in exchange for the transmission of electricity by Yuanping to the power grid before late June 2009 was recorded as customer deposits. All of the customer deposits received from the date of our acquisition of Yuanping to late June 2009 were recognized as revenue when the regional pricing bureau confirmed a minimum tariff in late June 2009. Also, the Zhougongyuan hydroelectric power project acquired in January 2008 and the Binglangjiang II hydroelectric power project did not contribute to our revenues until after commencing operations in late March 2009 and September 2009, respectively.
Revenues, Cost of Revenues and Gross Profit
     Our revenues increased by $21.5 million, or 145.8%, to $36.2 million in the year ended December 31, 2009, compared to $14.7 million in the year ended December 31, 2008. $12.7 million , or 59.4%, of the increase is attributable to the inclusion of the full year sale of electricity generated from the four hydroelectric power projects acquired in Fujian province in October 2008. $4.1 million, or 19.3%, of the increase was due to the commencement of the production from the two hydroelectric power projects in Zhejiang province in March 2009. $2.8 million , or 13.1%, of the increase was derived from the increased production in the Yingchuan and Wulting hydroelectric power projects, acquired in January 2008, resulting from more favorable hydrological conditions and more effective management of our facilities. $1.6 million, or 7.3%, of the increase was the result of our new acquisitions of the hydroelectric power projects in August 2009.
     Our revenues in the year ended December 31, 2009 were derived from the sale of 798.9 million kilowatt hours of electricity at our hydroelectric power projects during the periods in which their results of operations were consolidated with our company’s, while our revenues in the year ended December 31, 2008 were derived from the sale of 334.0 million kilowatt hours of electricity during the periods in which their results of operations were consolidated with our company’s. In the years ended December 31, 2008 and 2009, the effective tariff of electricity sold by us was RMB0.33 per kWh and RMB0.34 per kWh, respectively. The effective tariff for electricity sold in the year ended December 31, 2009 was slightly higher than that in the year ended December 31, 2008 because in 2008, 47.8%, 35.1% and 9.6% of the electricity sold and 65.0%, 18.7% and 9.7% of the gross revenue were derived from our hydroelectric power projects in Zhejiang province, Yunnan province and Fujian province respectively, where the average effective tariff was RMB0.45, RMB0.18 and RMB0.33 respectively, while in 2009, 37.8%, 15.6% and 43.6% of the electricity sold and 49.2%, 7.8% and 40.5% of the gross revenue resulted from our hydroelectric power projects located in Zhejiang province, Yunnan province and Fujian province respectively where the average effective tariff was RMB0.45, RMB0.17 and RMB0.32 respectively.
     The effective utilization rate for the year ended December 31, 2009 for our hydroelectric power projects located in Sichuan, Yunnan, Zhejiang and Fujian provinces was 22.3%, 51.4%, 22.9% and 30.4%, compared to 23.9%, 63.8%, 24.2% and 16.4% in 2008. In general, year over year comparisons plus or minus 5% during periods of normal equipment availability are attributed to natural fluctuation in precipitation and water flows. The decrease of 12.4% in utilization for the facilities located in Yunnan province is attributable to the inclusion of an additional 20.0 MW of capacity (from 21.0 MW to 41.0 MW) in the Yunnan province capacity base. As the facility, Binglangjiang II, which was commissioned in August of 2009, did not contribute a full year of energy production. The increase of 14.0% in utilization between 2008 and 2009 for the facilities located in Fujian in attributable to the inclusion of the capacity of that province for the full year of 2008 without including the full year energy production as the company owned the projects for only two months of 2008. As a result of the forgoing factors, the weighted average utilization rate for our hydroelectric power projects of 30.8% in 2009, compared to the weighted average utilization rate of 29.2% in 2008
     Our cost of revenues consisted primarily of depreciation, salaries and benefits for staff employed at our hydroelectric power projects, water resource fees, non-capitalized maintenance and repair expenses, amortization expenses relating to water use rights and other operating costs directly attributable to the production of electricity.
     The total cost of revenues increased by $11.2 million, or 185%, to 17.2 million in the year ended December 31, 2009, compared to $6.0 million in the year ended December 31, 2008. The total cost of revenues in the year ended December 31, 2008 included the costs for eight hydroelectric power projects while in the year ended December 31, 2009, the cost of revenues included the costs for twelve hydroelectric power projects. $5.6 million, or 50.6%, of the increase is attributable to the inclusion of the full year cost of revenue from the four hydroelectric power projects acquired in Fujian province in October 2008. $3.1 million, or 28.1%, of the increase was due to the commencement of the production from the two hydroelectric power projects in Zhejiang province in March 2009. $0.9 million, or 8.5%, of the increase was the result of our new acquisitions of the hydroelectric power projects in August 2009. In 2008, the cost of depreciation, employee salaries and benefits, and water resource fees accounted for 79%, 10%, and 6%, respectively, of the total cost of revenues, compared to 72%, 9%, and 5% of the total cost of revenues in 2009. We expected a high percentage of the depreciation to our cost of revenues since all our hydroelectric power projects are capital intensive and depreciation shall account for a significant portion of our cost of revenues. The water resources fee was levied by the local tax authority, at around 2.6% of the gross revenue for 2009.
     As a result of the foregoing factors, our gross profit in the year ended December 31, 2009 was $19.0 million, increased by $10.3 million from that of $8.7 million for the year ended December, 31, 2008. Gross profit margin was 52.6% for the year ended December 31, 2009, compared to 59.1% for the year ended December 31, 2008.
Operating Expenses
     Our total operating expenses for the years ended December 31, 2008 and 2009 consisted entirely of general and administrative expenses relating to acquisition related expenses, salaries and benefits for staff employed other than at the hydroelectric power projects, office lease payments, travel and entertainment expenses, office supplies expenses, and other costs related to the expansion of our business. General and administrative expenses increased by $2.3 million, or 34.6%, to $9.1 million in the year ended December 31, 2009, compared to $6.8 million in the year ended December 31, 2008, reflecting expanded operations.
     General and administrative expenses consist of hydroelectric power project related operating expenses, primarily salaries, travel and entertainment expenses, and consulting expenses, and corporate overhead expenses attributable to the operation of our company and Beijing A.B.C. Investment, primarily relating to salaries and benefits for non-hydroelectric power project employees, office lease payments, employee stock option expenses, travel and entertainment expenses for our company and Beijing A.B.C. Investment. Project related general and administrative expenses increased from $1.3 million in the year ended December 31, 2008 to $2.3 million in the year ended December 31, 2009, reflecting increased operations resulting from the four acquisitions completed in October 2008, the two acquisitions completed in August 2009 and the completion of the Zhougongyuan and Binglangjiang II hydroelectric power projects, which resulted in an increase in salaries, as well as increases in travel expenses, entertainment expenses and miscellaneous office expenses.
     Corporate overhead expenses increased from $5.5 million in the year ended December 31, 2008 to $6.8 million in the year ended December 31, 2009. This increase resulted from an increase in employee salaries and benefits relating to the compensation increase for our officers, and additional employees hired in the year ended December 31, 2009, and increase for the employee stock option expenses, and the reclassification of the capitalized expenses to project expenses for the expense incurred prior to 2009, and an increased compensation to our directors. In the year ended December 31, 2009, employee salaries and benefits of $3.7 million accounted for 54.4% of the corporate overhead general and administrative expenses, while lease expenses, stock option expenses, travel expenses, and director fees and project expenses related to the acquisition of hydroelectric power projects of $0.6 million, $0.6 million, $0.2 million, $0.3 million and $0.3 million respectively, accounted for 9.5%, 8.4%, 3.6%, 4.3% and 3.8%, respectively, of the total corporate overhead general and administrative expenses.

Operating Profit (loss)
     Our operating profit was $9.9 million for the year ended December 31, 2009, compared to $1.9 million for the year ended December 31, 2008, as a result of our enhanced profitability through acquisitions and integration of hydroelectric power projects.
Other Income and Expenses
     Our interest expense increased by $8.4 million, or 143.3%, to $14.2 million in the year ended December 31, 2009, compared to $5.8 million in the year ended December 31, 2008. Our interest expense for the year ended December 31, 2008 arose primarily from interest incurred from bank loans and long-term notes, amortization of debt issuance costs and amortization of the discount on the long-term notes. Our increased interest expense in the year ended December 31, 2009 was primarily due to interest expenses on long-term loans obtained by Banzhu, Jiulongshan, Yuheng, Wangkeng, Wuliting and Yingchuan in the year ended December 31, 2009. Long-term loans outstanding as of December 31, 2008 and December 31, 2009 were $167.2 million and $229.3 million, respectively.
     We recorded interest income of $1.3 million and $0.5 million in the years ended December 31, 2008 and 2009, respectively. The decrease in interest income was primarily due to a lower average balance of bank deposits.
     We also experienced exchange losses of $1.1 million and $23,000 for the years ended December 31, 2008 and 2009, respectively. The exchange loss for the year ended December 31, 2008 was due to (i) depreciation of the U.S. dollars that we hold in our PRC subsidiaries against their functional currency, the RMB, and (ii) timing differences between the setting of the RMB purchase price of our acquisitions and our payment for the acquisitions through conversion of U.S. dollars. During the year ended December 31, 2009, our exchange loss was minimal, as the exchange rate of the US dollars versus RMB had minimal fluctuation, and less timing differences between our acquisitions and payments.
     In 2008, we recorded an increase in the fair value of derivative financial liabilities and warrant liabilities of $0.4 million, primarily relating to the warrants, exercisable for the purchase of our Series A convertible redeemable preferred shares, issued to Morgan Joseph in January 2008. In 2009, we recorded an increase in the fair value of warrant liabilities of $13.8 million, which was also related to the aforesaid warrants. The significant increase in fair value is primarily attributable to the higher underlying ordinary share price of our company at December 31, 2009, which increased from $1.74 as of December 31, 2008 to $4.93 as of December 31, 2009, based on the evaluation by American Appraisal China limited.
     In the year ended December 31, 2009, we recorded losses in our equity investment in Shapulong of $70,000, compared to losses of approximately $0.5 million in the year ended December 31, 2008. Shapulong’s results of operations were consolidated with our company’s following our acquisition of its remaining 50.0% equity interest in August 2009. In the year ended December 31, 2009, the Shapulong hydroelectric power project sold 40.6 million kWh of electricity and operated at an effective utilization rate of 18.6%. In the year ended December 31, 2008, Shapulong sold 42.3 million kWh of electricity and operated at an effective utilization rate of 19.3%.
Income Tax
     We incurred income tax expenses of $0.4 million and $1.5 million in the years ended December 31, 2008 and 2009, respectively. We have adopted an income tax return preparation method principally based on tax invoices issued and received. In accordance with applicable PRC income tax laws and regulations, an income tax return should be prepared based on accounting income following certain tax adjustments. As of December 31, 2009, we have recognized an additional income tax provision of $1.4 million for unrecognized tax benefits which represent the estimated income tax expense we would pay for the year ended December 31, 2009 if our income tax returns had been prepared in accordance with applicable PRC tax laws and regulations. We also recognized a decrease of unrecognized tax benefits of $0.2 million related primarily to the reversal of income tax expense of Banzhu due to a preferential tax rate granted in 2009, with retroactive effect to 2008 and $0.2 million related to the settlement with the tax authority of Yinchuan, Ruiyang and Wangkeng .
Noncontrolling Interest
     In the year ended December 31, 2009, we recorded noncontrolling interest in loss of consolidated subsidiaries of $32,000,

relating to Wangkeng , compared to the noncontrolling interest in loss of consolidated subsidiary of $41,000 relating to Wangkeng.
Net Loss
     The foregoing factors resulted in our net loss of $19.4 million in the year ended December 31, 2009, as compared to our net loss of $4.0 million and in the year ended December 31, 2008.
Loss Attributable to Ordinary Shareholders
     In the year ended December 31, 2009, loss attributable to ordinary shareholders was $55.9 million, comprising a net loss of $19.4 million in this period, cumulative dividends on our Series A, Series B and Series C convertible redeemable preferred shares of $19.8 million, $14.4 million, and $0.4 million, respectively, and changes in redemption value of our Series C convertible redeemable preferred shares of $1.9 million.
     Pursuant to the terms of our Series A, Series B and Series C convertible redeemable preferred shares, holders of such preferred shares are entitled to receive cash dividends on each such preferred share at the rate of 10% per annum of the issuance price plus any accrued dividends when and if declared by our board of directors. However, in the event that a qualified public officering, as defined in the Series A, Series B and Series C preferred shares agreements, has not occurred on or before April 28, 2009, September 30, 2009 and December 31, 2010, respectively, such dividend rate increases by 1.0% per annum, and shall further increase by 1.0% per annum as of each subsequent dividend accrual date but under no circumstances shall the dividend rate exceed 15.0% per annum.
     For additional terms applicable to dividend payments related to our Series A, Series B and Series C convertible redeemable preferred shares, see Note 16 to our audited consolidated financial statements included elsewhere in this annual report. As of December 31, 2009, no cash dividends were declared on our Series A, Series B and Series C convertible redeemable preferred shares, and cumulative dividends of $19.8 million, $14.4 million and $0.4 million for the Series A, Series B and Series C convertible redeemable preferred shares, respectively, were accrued and recorded as a reduction of income available to the ordinary shareholders for the year ended December 31, 2009.
     For detailed information relating to redemption rights associated with our Series A, Series B, and Series C convertible redeemable preferred shares, see Note 16 to our consolidated financial statements included elsewhere in this annual report. The initial carrying amount of the Series A convertible redeemable preferred shares was the issue price at the date of issuance of $150.0 million, net of issuance costs of $10.6 million. The initial carrying amount of the Series B convertible redeemable preferred shares was the issue price at the date of issuance of $129.0 million, net of issuance costs of $4.1 million. The initial carrying amount of the Series C convertible redeemable preferred shares was the issue price at the date of issuance of $20.0 million, net of issuance costs of $1.9 million. Following a determination that the Series A, Series B and Series C convertible redeemable preferred shares were not, in accordance with their respective terms, redeemable as of December 31, 2009, but that it was probable that such Series A , Series B and Series C convertible redeemable preferred shares will become redeemable, we adjusted the carrying value of the Series A, Series B and Series C convertible redeemable preferred shares to be equal to the redemption value as at December 31, 2009.
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
     We acquired the Binglangjiang I and Liyuan hydroelectric power projects in April and May 2007, respectively, and subsequently acquired a 50.0% interest in Shapulong, owner of the Shapulong hydroelectric power project, in December 2007. We acquired the Yingchuan, Wuliting and Zhougongyuan hydroelectric power projects in January 2008, followed by the acquisition of a 90.0% interest in each of the Banzhu and Wangkeng hydroelectric power projects in October 2008. In October 2008, we also acquired the Yuanping and the Yuheng hydroelectric power projects.
     Our results of operations for the year ended December 31, 2007 are virtually all attributable to the Binglangjiang I and Liyuan hydroelectric power projects that we acquired in April and May 2007, respectively, and reflect the results of operations of these plants during our period of ownership, that is, for a period of approximately eight months for the Binglangjiang I hydroelectric power project and seven months for the Liyuan hydroelectric power project.
     Our results of operations for the year ended December 31, 2008 reflect the operations of the Binglangjiang I and Liyuan hydroelectric power projects for such period, the results of operations of the Yingchuan and Wuliting hydroelectric power projects during our period of ownership, that is, for a period of approximately eleven months, and the results of operations of the Banzhu,

Wangkeng, Yuanping and Yuheng hydroelectric power projects during our period of ownership, that is, for a period of approximately two months.
     As discussed above, Shapulong is accounted for as an equity investment and its revenues are not reflected in our consolidated revenues in 2007 and 2008. Only the share of the loss incurred by Shapulong related to our 50.0% interest in that company is included in our statement of operations. Since Yuanping did not recognize revenue until late June 2009, cash received by Yuanping for transmission of electricity to the relevant power grid was recorded as customer deposits instead of revenues in our consolidated financial statements for the year ended December 31, 2008. Also, the Zhougongyuan hydroelectric power project acquired in January 2008 did not commence operation until late March 2009 and did not contribute to our revenues or cost of revenues for the year ended December 31, 2008.
Revenues, Cost of Revenues and Gross Profit
     Our revenues increased by $12.3 million, or 504.6%, from $2.4 million in the year ended December 31, 2007 to $14.7 million in the year ended December 31, 2008, due to an increase in the sale of electricity resulting from the acquisitions of the Yingchuan and Wuliting hydroelectric power projects in Zhejiang province in January 2008 and the acquisitions of the Banzhu, Wangkeng and Yuheng hydroelectric power projects in Fujian province in October 2008, as well as the inclusion of revenues generated by the Binglangjiang I and Liyuan hydroelectric power projects for the entire year in 2008. Our revenues in the year ended December 31, 2008 were derived from the sale of 333,964,005 kWh of electricity at our hydroelectric power projects during the periods in which their results of operations were consolidated with our company’s, while our revenues in the year ended December 31, 2007 were derived from the sale of 108,303,945 kWh of electricity during the periods in which their results of operations were consolidated with our company’s. In the year ended December 31, 2007 and 2008, the effective tariff of electricity sold by us was RMB0.180 per kWh and RMB0.330 per kWh, respectively. The effective tariff for electricity sold in the year ended December 31, 2008 was higher than that in the year ended December 31, 2007 because a greater proportion of the electricity sold in the year ended December 31, 2008 was from our hydroelectric power projects in the Zhejiang province, where we receive a higher tariff for electricity sold.
     The effective utilization rates for the year ended December 31, 2008 for the hydroelectric power projects in Yunnan and Sichuan provinces were 63.8% and 23.9%, respectively, compared to 60.9% and 30.5%, respectively, in 2007. The increase of the effective utilization rate for Yunan province was due to the inclusion of the full year result in 2008 versus of the inclusion of the nine months from April to December in 2007 while the first three months normally has higher production from the snow melt. The decrease of the utilization rate in Sichuan province was due to high variability and concentration of precipitation and water flows during the year. Water flows at times exceeded capacity resulting in abandoned water. We expect this situation to be mitigated in the future with the completed development and construction of a series of upstream plants on the Donghe river which will have the effect of moderating water flow in the river . The effective utilization rates for the hydroelectric power projects in Zhejiang province and Fujian province for the year ended December 31, 2008 were 24.28% and 16.4%, respectively. Since the hydroelectric power projects in Zhejiang province were acquired by us in February 2008, we could only compare the effective utilization rate to our design utilization rate, or long term average utilization rate, which was 30.6%. The lower effective utilization rate for the hydroelectric power projects in Zhejiang province, compared to their design utilization rate, was due to that the partial capacity availability for Wuliting hydroelectric power project as a result of the upgrade of the project’s generator cooling systems during the project commissioning and startup period. Since our ownership for the hydroelectric power projects in Fujian province was less than 3 months in 2008, while the average design utilization rate was on the annual basis, we would not compare the effective utilization rate to the design utilization rate. The weighted average effective utilization rate for our hydroelectric power projects for the year ended 2008 was 33.7%, while the weighted average effective utilization rate for our projects during the periods in 2008 that they were owned by us was 29.2%.
     The effective utilization rate for our hydroelectric power project in Yunnan province for 2007 was 60.9%, reflecting normal operations. The effective utilization rate for the hydroelectric power project in Sichuan province for May 21 to December 31, 2007 was 30.5%, lower than its design utilization rate, primarily due to the high volatility of precipitation levels and uneven distribution of water flow in the Donghe river.
     Our cost of revenues consisted primarily of depreciation, salaries and benefits for staff employed at our hydroelectric power projects, water resource fees, non-capitalized maintenance and repair expenses, amortization expenses relating to Yuanping’s water use rights and other operating costs directly attributable to the production of electricity. Cost of revenues increased by $5.2 million, or about six times, from $0.8 million in the year ended December 31, 2007 to $6.0 million in the year ended December 31, 2008, reflecting our increased operations resulting from the acquisition of the Yingchuan, Wuliting, Banzhu, Wangkeng, Yuanping and Yuheng hydroelectric power projects and the inclusion of the operations of Binglangjiang I and Liyuan hydroelectric power projects for the entire year in 2008. Depreciation expenses increased from $0.6 million to $4.8 million, resulting from increased depreciation expenses relating to the hydroelectric power projects acquired in 2008 and the effect of full year of depreciation expenses for the Binglangjiang I and Liyuan hydroelectric power projects in 2008. As a percentage of total cost of revenues, depreciation expenses increased from 70.4% in the year ended December 31, 2007 to 78.9% in the year ended December 31, 2008. In the year ended December 31, 2008, the Wuliting and Yingchuan hydroelectric power projects incurred depreciation expenses of $1.8 million and $1.3 million, respectively, representing 37.4% and 27.9% of our total depreciation expenses in the year ended December 31, 2008. As of December 31, 2008, the Wuliting and Yingchuan hydroelectric power projects accounted for approximately 31.2% of our total property, plant and equipment, while the Banzhu, Wangkeng, Yuanping and Yuheng hydroelectric power projects located in the Fujian province accounted for approximately 33.7% of our total property, plant and equipment in terms of value of these assets. Since we acquired the four hydroelectric power projects located in the Fujian province in October 2008, the effect of a full year of depreciation expenses for these hydroelectric power projects were not reflected in our consolidated results of operations in the year ended December 31, 2008. We expect our depreciation expenses relating to these plants to increase significantly in the future.
     Salaries and benefits for staff employed at the hydroelectric power projects increased from $0.1 million in the year ended December 31, 2007 to $0.5 million in the year ended December 31, 2008. However, as a percentage of total cost of revenues, salaries and benefits for hydroelectric power project staff decreased from 10.1% in the year ended December 31, 2007 to 7.9% in the year ended December 31, 2008. Water resource fees, levied by local authorities, increased from nil in the year ended December 31, 2007 to $0.3 million in the year ended December 31, 2008. Other operating costs directly attributable to the production of electricity increased commensurate to the increased operations.
     As a result of the foregoing factors, our gross profit increased by $7.1 million, or about four times, from $1.6 million in the year ended December 31, 2007 to $8.7 million in the year ended December 31, 2008. Gross margins in the years ended December 31, 2007 and 2008 were 66.6% and 59.1%, respectively.
Operating Expenses
     Our total operating expenses for the year ended December 31, 2007 and 2008 consisted entirely of general and administrative expenses relating to acquisition related expenses, salaries and benefits for staff employed other than at the hydroelectric power projects, office lease payments, travel and entertainment expenses, office supplies expenses, amortization of intangible assets relating to the development rights of the Binglangjiang II hydroelectric power project and other costs related to the expansion of our business. General and administrative expenses increased by $4.2 million, or 164.1%, from $2.6 million in the year ended December 31, 2007 to $6.8 million in the year ended December 31, 2008, reflecting increased operations.
     General and administrative expenses consist of hydroelectric power project related operating expenses, primarily salaries, travel and entertainment expenses, amortization of an intangible asset relating to the development rights of the Binglangjiang II hydroelectric power project, and corporate overhead expenses attributable to the operation of our company and Beijing A.B.C. Investment, primarily relating to salaries and benefits for non-hydroelectric power project employees, office lease payment, travel and entertainment expenses and office supplies for our company and Beijing A.B.C. Investment. Plant related general and administrative expenses increased from $0.3 million in 2007 to $1.2 million in 2008, reflecting increased operations resulting from the six acquisitions completed in 2008 which resulted in an increase in salaries of $0.4 million, as well as increases in travel expenses, entertainment expenses and miscellaneous office expenses.
     Corporate overhead expenses increased from $2.3 million in 2007 to $5.5 million in 2008. This increase resulted from an increase of $2.0 million in employee salaries and benefits relating to additional employees hired in 2008 and bonus payments for senior executives for 2007 and 2008, an increase in office lease expenses of $0.4 million relating to additional office space leased in Beijing and an increase in office lease expenses for the office premises in New York, as well as increases in travel expenses of $0.2 million and office supplies of $0.1 million. In 2008, employee salaries and benefits of $2.7 million accounted for 48.2% of the corporate overhead general and administrative expenses, while travel expenses, office lease expenses, professional fees and consulting fees of $0.7 million, $0.5 million, $0.4 million and $0.3 million, respectively, accounted for 13.0%, 9.6%, 6.8% and 5.0%, respectively, of the total corporate overhead general and administrative expenses.

Operating Profit (Loss)
     Our operating profit was $1.9 million for the year ended December 31, 2008 compared to operating loss of $0.9 million for the year ended December 31, 2007, as a result of our enhanced profitability through acquisitions and integration of hydroelectric power projects.
Other Income and Expenses
     Our interest expense increased by almost $2.6 million, or 78.5%, from $3.3 million in the year ended December 31, 2007 to $5.8 million in the year ended December 31, 2008. Our interest expense for the year ended December 31, 2007 arose primarily from the interest incurred, amortization of debt issuance costs and amortization of discount on the convertible notes we issued in November 2006. Our increased interest expense in 2008 was primarily due to interest expenses on long-term loans obtained by Wuliting, Yingchuan and Banzhu, which we acquired in 2008. Long-term loans outstanding as of December 31, 2006, December 31, 2007 and December 31, 2008 were nil, $12.3 million and $167.2 million, respectively. We have recently renegotiated or refinanced approximately RMB990 million ($145.0 million) of our existing long-term loans, typically with reduced interest rates and longer tenures, thereby lowering our borrowing costs and interest expense. However, our interest expense in 2009 would increase were we to complete further acquisitions. Our interest expenses will be affected by the level of debt carried by the target and our use of debt, if any, to finance any such acquisitions.
     We recorded interest income of $1.1 million in the year ended December 31, 2007 principally relating to interest income earned from the proceeds of the convertible notes issued in November 2006 pending use in our acquisitions. In the year ended December 31, 2008, we recorded interest income of $1.3 million primarily relating to interest income from proceeds of the Series A convertible redeemable preferred shares issued in January 2008 and the Series B convertible redeemable preferred shares issued in July and August 2008, and certain bank deposits in Binglangjiang.
     We also experienced exchange losses of $1.1 million and $1.1 million for the years ended December 31, 2007 and 2008, respectively, due to depreciation of the U.S. dollars that we hold in our PRC subsidiaries against their functional currency, the Renminbi.
     In 2007, we recorded a decrease in the fair value of derivative financial liabilities and warrant liability of $0.3 million relating to the convertible notes issued in November 2006. This was due to the bifurcation of the three payment components of convertible notes issued in November 2006, the business combination payments, the deferred interest component and the contingent payment component. The fair value of the derivative financial liabilities were determined by us with the assistance of American Appraisal. In 2008, we recorded an increase in the fair value of derivative financial liabilities and warrant liabilities of $0.4 million, primarily relating to the warrants, exercisable for the purchase of our Series A convertible redeemable preferred shares, issued to Morgan Joseph & Co. Inc. in January 2008.
     In the year ended December 31, 2008, we recorded losses in our equity investment in Shapulong of $0.5 million, compared to losses of approximately $27,000 in the year ended December 31, 2007. From January 1 to December 24, 2007, the Shapulong hydroelectric power project sold 43,292,057 kWh of electricity and operated at an effective utilization rate of 20.2%, reflecting normal operations. In the year ended December 31, 2008, Shapulong sold 42,308,157 kWh of electricity and operated at an effective utilization rate of 19.3%. Shapulong’s marginally lower effective utilization rate in 2008 reflected the effects of a severe snowstorm that interrupted the power transmission system in the area.
Income Tax
     We incurred income tax expenses of $17,000 and $0.4 million in the years ended December 31, 2007 and 2008, respectively. We have adopted an income tax return preparation method principally based on tax invoices issued and received. In accordance with applicable PRC income tax laws and regulations, an income tax return should be prepared based on accounting income following certain tax adjustments. As of December 31, 2008, we recognized an additional income tax provision of $1.3 million for unrecognized tax benefits which represent the estimated income tax we would pay for the year ended December 31, 2008 if our income tax returns had been prepared in accordance with applicable PRC tax laws and regulations. As of December 31, 2008, net operating loss carry-forwards of $2.7 million for income tax purpose will expire in the years 2012 to 2013, while investment tax credit carry-forwards of $0.5 million will expire in 2011.

Minority Interest
     In the year ended December 31, 2008, we recorded minority interest in loss of consolidated subsidiaries of $41,000, relating to Wangkeng.
Net Loss
     The foregoing factors resulted in our net loss of $4.0 million in the year ended December 31, 2008, as compared to our net loss of $4.6 million in the year ended December 31, 2007.
Loss Attributable to Ordinary Shareholders
     In the year ended December 31, 2008, loss attributable to ordinary shareholders was $38.9 million, comprising cumulative dividends on our Series A and Series B convertible redeemable preferred shares of $14.7 million and $5.5 million, respectively, and changes in redemption value of our Series A and Series B convertible redeemable preferred shares of $10.6 million and $4.1 million, respectively.
     Pursuant to the terms of our Series A and Series B convertible redeemable preferred shares, holders of such preferred shares are entitled to receive cash dividends on each such preferred share at the rate of 10% per annum of the issuance price plus any accrued dividends when and if declared by our board of directors. For additional terms applicable to dividend payments related to our Series A and Series B convertible redeemable preferred shares, see Note 16 to our consolidated financial statements for the year ended December 31, 2008 included elsewhere in this annual report. As of December 31, 2008, no cash dividends were declared on our Series A and Series B convertible redeemable preferred shares, and cumulative dividends of $14.7 million and $5.5 million for the Series A and Series B convertible redeemable preferred shares, respectively, were accrued and recorded as a reduction of income available to the ordinary shareholders for the year ended December 31, 2008.
     For detailed information relating to redemption rights associated with our Series A and Series B convertible redeemable preferred shares, see Note 16 to our audited consolidated financial statements included elsewhere in this annual report. The initial carrying amount of the Series A convertible redeemable preferred shares was the issue price at the date of issuance of $150.0 million, net of issuance costs of $10.6 million. The initial carrying amount of the Series B convertible redeemable preferred shares was the issue price at the date of issuance of $129.0 million, net of issuance costs of $4.1 million. Following a determination that the Series A and Series B convertible redeemable preferred shares were not, in accordance with their respective terms, redeemable as of December 31, 2008, but that it was probable that such Series A and Series B convertible redeemable preferred shares will become redeemable, we decided to recognize the changes in the redemption value of these preferred shares immediately as they occur and adjust the carrying value of the Series A and Series B convertible redeemable preferred shares to be equal to the redemption value as at December 31, 2008. Accretion charges of $10.6 million and $4.1 million related to the Series A and Series B convertible redeemable preferred shares, respectively, were recorded as a reduction of income available to ordinary shareholders for the year ended December 31, 2008.
Geographic Information
     We manage our business, in part, through the analysis of electricity demand, hydrological conditions and the existing hydroelectric power markets in the different provinces where we operate. For the year ended December 31, 2009 and 2008, we operated and managed our business as four operating and reportable geographic segments, namely the Yunnan province segment, the Sichuan province segment, the Zhejiang province segment and the Fujian province segment. For the year ended December 31, 2007, we operated and managed our business as two operating and reportable geographical segments, namely the Yunnan province segment and the Sichuan province segment.
     Our segment information for the year ended December 31, 2009 is as follows:

	Yunnan	Sichuan	Zhejiang	Fujian
	Province	Province	Province	Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	2,966	939	18,164	14,106	—	—	36,175
Cost of revenues	(1,193)	(583)	(9,774)	(7,341)	—	1,708	(17,183)
General and administrative expenses	(330)	(203)	(1,178)	(613)	(6,775)	—	(9,099)
Interest income	115	38	57	18	319	(37)	510

	Yunnan	Sichuan	Zhejiang	Fujian
	Province	Province	Province	Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Interest expenses	(303)	—	(7,020)	(6,554)	(388)	37	(14,228)
Change in fair value of derivative financial liabilities and warrant liability	—	—	—	—	(13,793)	—	(13,793)
Exchange loss	—	(1)	(5)	(7)	(10)	—	(23)
Share of losses in an equity investee	—	—	—	—	(70)		(70)
Other (loss) income, net	(2)	(1)	(9)	(265)	1,760	(1,708)	(225)
Income tax expenses	(166)	(51)	(403)	(739)	(133)	—	(1,492)
Consolidated net income (loss)	1,087	138	(168)	(1,395)	(19,090)	—	(19,428)

Net loss attributable to noncontrolling interests	—	—	—	32	—	—	32

Net income (loss) attributable to China Hydroelectric Corporation shareholders	1,087	138	(168)	(1,363)	(19,090)	—	(19,396)

Total assets	42,770	14,649	311,779	205,445	337,511	(317,090)	595,064
Total liabilities	(15,494)	(556)	(152,991)	(113,080)	(34,545)	22,796	(293,870)
Capital expenditures	7,661	1,616	1,826	1,732	141	—	12,976
Depreciation & amortization expenses	845	338	6,887	4,432	78	—	12,580
     Unallocated general and administrative expenses of $6.8 million for the year ended December 31, 2009 related primarily to various administrative costs associated with indirectly supporting the operations of our existing hydropower plants, and the acquisitions completed by us during that year. Unallocated change in fair value of derivative financial liabilities and warrant liability is related to the fair value valuation of our preferred share warrants issued to Morgan Joseph, with a valuation date of December 31, 2009. Unallocated other income, net for the year ended December 31, 2009 mainly consisted of administrative charges levied by Beijing A.B.C. Investment on our operating subsidiaries.
Our segment information for the year ended December 31, 2008 is as follows:

	Yunnan	Sichuan	Zhejiang	Fujian
	Province	Province	Province	Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	2,746	971	9,635	1,363	—	—	14,715
Cost of revenues	(1,120)	(478)	(4,598)	(1,025)	—	1,196	(6,025)
General and administrative expenses	(245)	(223)	(567)	(210)	(5,516)	—	(6,761)
Interest income	359	84	18	5	877	(3)	1,340
Interest expenses	(361)	—	(3,519)	(1,514)	(456)	3	(5,847)
Change in fair value of derivative financial liabilities and warrant liability	—	—	—	—	420	—	420
Exchange (loss) gain	(269)	172	(165)	(2)	(803)	—	(1,067)
Share of losses in an equity investee	—	—	—	—	(503)	—	(503)
Other (loss) income, net	(3)	1	(6)	(5)	1,353	(1,196)	144
Income tax (expenses) benefits	(171)	9	(447)	165	—	—	(444)
Consolidated net income (loss)	936	536	351	(1,223)	(4,628)	—	(4,028)

Net loss attributable to noncontrolling interests	—	—	—	41	—	—	41

Net income (loss) attributable to China Hydroelectric Corporation shareholders	936	536	351	(1,182)	(4,628)	—	(3,987)

Total assets	40,997	13,919	242,057	212,801	337,115	(313,321)	533,568
Total liabilities	(14,569)	(32)	(93,358)	(119,423)	(23,249)	21,230	(229,401)
Capital expenditures	4,589	21	33,789	12	342	—	38,753
Depreciation & amortization expenses	696	305	3,113	718	31	—	4,863
     Unallocated general and administrative expenses of $5.5 million for the year ended December 31, 2008 related primarily to various administrative costs associated with the acquisitions completed by us during that year. Unallocated other income, net for the year ended December 31, 2008 mainly consisted of administrative charges levied by Beijing A.B.C. Investment on our operating subsidiaries.

     Our segment information for the year ended December 31, 2007 is as follows:

	Yunnan	Sichuan
	Province	Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$
Revenues	1,719	715	—	—	2,434
Cost of revenues	(500)	(288)	(25)	—	(813)

General and administrative expenses	(159)	(110)	(2,291)	—	(2,560)
Interest income	147	50	854	—	1,051
Interest expenses	(684)	—	(2,591)	—	(3,275)

Change in fair value of derivative financial liabilities	—	—	(266)	—	(266)
Exchange loss	(714)	(359)	(22)	—	(1,095)

Share of losses in an equity investee	—	—	(27)	—	(27)
Other income	8	—	—	—	8

Income tax expenses	—	(8)	(9)	—	(17)

Net loss	(183)	—	(4,377)	—	(4,560)

Total assets	37,596	16,896	46,607	(41,988)	59,111
Total liabilities	(13,773)	(208)	(11,646)	922	(24,705)

Capital expenditures	316	58	161	—	535

Depreciation & amortization expenses	433	200	5	—	638
Holding Company Structure
     We are a holding company with no material operations of our own. We conduct our operations in China through our subsidiaries. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our current or future subsidiaries and company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are only permitted to pay dividends to us out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under relevant PRC laws and regulations, wholly foreign-owned enterprises in China are required to set aside at least 10% of their after-tax profits each year, if any, to fund the reserve fund unless such reserve fund has reached 50% of their respective registered capital, and set aside a percentage of their after-tax profits to their employee bonus and welfare fund which is decided by the enterprises themselves. Sino-foreign equity joint ventures are required to set aside their reserve fund, enterprise development fund and employee bonus and welfare fund at percentages that are decided by any such entity’s board of directors. Although the statutory reserves can be used to, among other things, increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserves may not be distributed as cash dividends except in the event of liquidation of the companies. See Note 27 to our audited consolidated financial statements included elsewhere in this annual report.
     We have established a Hong Kong holding company, China Hydroelectric Corporation (Hong Kong) Limited, and are planning to reorganize our corporate structure so that our PRC subsidiaries are held through our Hong Kong holding company, which we expect will result in a more efficient and centralized management structure. Under this structure, subject to the approval of the competent tax authority, dividend payments by our PRC operating subsidiaries to the Hong Kong holding company may be subject to 5.0% PRC withholding tax, as compared to 10.0% for dividends paid directly to our Cayman holding company. Hong Kong does not impose withholding tax on dividends, including dividends to a Cayman company such as ourselves. We are currently in the process of transferring all the shares of our PRC subsidiaries to China Hydroelectric Corporation (Hong Kong) Limited.
Recently Issued Accounting Standards
     In June 2009, the FASB issued SFAS 167, (subsequently codified by Accounting Standards Update (“ASU”) No. 2009-17

(“ASU 2009-17”)) , (subsequently codified by Accounting Standards Update (“ASU”) No. 2009-17 (“ASU 2009-17”) in December 2009), Amendments to FASB Interpretation No. 46(R), which amends guidance regarding consolidation of variable interest entities to address the elimination of the concept of a qualifying special purpose entity. SFAS 167 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, SFAS 167 requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. SFAS 167 is effective for interim and annual reporting periods beginning after November 30, 2009. The Company does not expect the adoption of SFAS 167 will have a material impact on its consolidated financial statements.
     In October 2009, the FASB issued ASU No. 2009-15 (“ASU 2009-15”), Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing. ASU 2009-15 amends ASC sub-topic 470-20, Debt: Debt with Conversion and Other Options, to include the accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing. ASU 2009-15 is effective for fiscal years beginning on or after December 15, 2009 and shall be applied retrospectively for all arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009 and for arrangements entered into on or after the beginning of the first reporting period that begins on or after June 15, 2009. Early adoption is not permitted. The Company does not expect the adoption of ASU 2009-15 will have a material impact on its consolidated financial statements.
     In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Improving Disclosures About Fair Value Measurements, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The Company does not expect that the adoption of ASU 2010-06 will have a material impact on its consolidated financial statements.
B. Liquidity and Capital Resources
          Our ongoing cash requirements include payments of our employees’ salaries and benefits, debt servicing costs, water resource fees, office rentals and other operating costs and expenses. Our anticipated cash needs consist primarily of funding for future acquisitions, as well as maintenance and possible capital expansion of our existing hydroelectric power projects.
          We are a holding company and conduct substantially all of our business through our PRC operating subsidiaries. Currently, we do not expect these subsidiaries to pay dividends. However, in the future, we might rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating costs and expenses. The payment of dividends by entities organized in the PRC is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our operating subsidiaries in the PRC are required to set aside a certain amount of after-tax profits each year, if any, to fund statutory reserves. These reserves and their paid-up capital are not distributable as cash dividends. As of December 31, 2009, a total of RMB2,127.6 million ($311.6 million) was not available for distribution to us in the form of dividends due to these PRC regulations.
Our Consolidated Cash Flow
          The following information details our consolidated cash flows from operating, investing and financing activities for the years ended December 31, 2007, 2008 and 2009. We acquired our initial businesses in April, May and December 2007, using proceeds from the private placement of convertible debt. Consequently, our consolidated cash flows from our operating, investing and financing activities in 2007 reflect the proceeds of the private placement for the entire year, and are affected by our cash flow generated by our Binglangjiang I and Liyuan hydroelectric power projects between April 25, 2007 and May 21, 2007, respectively, and December 31, 2007.
          We completed our acquisition of Yingchuan and Wuliting as well as the Zhougongyuan hydroelectric power project in January 2008, and the acquisition of Banzhu, Wangkeng, Yuanping and Yuheng hydroelectric power projects in October 2008 using proceeds of our convertible debt and the proceeds of our Series A and Series B convertible redeemable preferred shares. On

January 23, 2008, we raised $150.0 million from the issuance of our Series A convertible redeemable preferred shares; and on July 24, 2008 and August 15, 2008, we issued Series B convertible redeemable preferred shares for an aggregate purchase price of $101.0 million and $28.0 million, respectively, to fund our acquisitions, expansion of our existing projects, and repayment of our convertible notes and for our working capital purposes. Consequently, our consolidated cash flows from our operating, investing and financing activities in the year ended December 31, 2008 reflect the proceeds of our Series A and Series B convertible redeemable preferred shares, and are affected by cash flows generated by our Yingchuan and Wuliting hydroelectric power projects for eleven months and the results of operations of the Banzhu, Wangkeng, Yuanping and Yuheng hydroelectric power projects during our period of ownership, that is, for a period of approximately two months, in addition to those generated by our Binglangjiang I and Liyuan hydroelectric power projects in 2008.
     We completed our acquisition of the remaining 10.0% interest in Banzhu in March 2009 and the acquisition of the remaining 50.0% equity interest in Shapulong in August 2009. We completed our acquisition of Ruiyang in August 2009, using proceeds from long term loans. The long-term loans outstanding as of December 31, 2009 related to RMB denominated loans of $42.9 million, $21.2 million, $14.6 million, $31.8 million, $10.7 million, $41.3 million, $20.5 million, $20.9 million, $14.1 million and $11.3 million obtained by Wuliting, Yingchuan, Binglangjiang, Jiulongshan, Yuanping, Banzhu, Wangkeng, Yuheng, Ruiyang and Shapulong, respectively. Our consolidated cash flows from our operating, investing and financing activities in the year ended December 31, 2009 reflect the proceeds of the long-term loans we obtained, and are affected by cash flows generated by the results of operations of our Jiulongshan, Zhougongyuan and Binglangjiang II hydroelectric power projects during the period of operation and the results of operations of Ruiyang and Shapulong hydroelectric power projects during our full ownership in addition to those generated by our Binglangjiang I, Liyuan, Yingchuan, Wuliting, Banzhu, Wangkeng, Yuanping and Yuheng hydroelectric power projects in the year ended December 31, 2009.
     Cash and cash equivalents increased during 2007 by $15.0 million to $15.6 million, primarily due to $26.5 million provided by investing activities, partly offset by $4.3 million used in operating activities and $7.4 million used in financing activities. In 2008, cash and cash equivalents increased by $23.1 million to $38.7 million, due to $2.4 million provided by operating activities and $242.3 million provided by financing activities partly offset by $221.4 million used in investing activities. In 2009, cash and cash equivalents decreased by $7.1 million to $31.6 million, primarily due to $48.7 million used in operating activities partly offset by $40.5 million provided by financing activities and $1.2 million provided by operating activities.
     The following table sets forth the components of our consolidated cash flows for the periods indicated:

	For the Year Ended
	December 31,
	2007	2008	2009
Net cash (used in) provided by operating activities	(4,263)	2,370	1,213
Net cash (used in) provided by investing activities	26,540	(221,408)	(48,706)
Net cash (used in) provided by financing activities	(7,426)	242,341	40,453
Effect of changes in exchange rate on cash	127	(216)	(35)

Net increase (decrease) in cash and cash equivalents	14,978	23,087	(7,075)

Operating Activities
     Net cash provided by operating activities was $1.2 million in 2009, which was primarily attributable to a net loss of $19.4 million, and the add-back of non-cash expenses, including depreciation expenses of $12.4 million, change in fair value of derivative financial liabilities of $13.8 million. Also, an increase of account receivable of $3.7 million and a decrease in accrued expenses and other current liabilities of $4.3 million are factors contributing to the overall cash provided by operating activities for the year ended December 31, 2009.
     Net cash provided by operating activities was $2.4 million in 2008, which was primarily attributable to the add-back of non-cash expenses, mainly consisting of depreciation expenses of $4.8 million and exchange loss of $1.1 million, and a decrease in prepayments and other current assets of $2.2 million, partially offset by a net loss of $4.0 million and a decrease in accounts payable of $2.1 million.

          Net cash used in operating activities for 2007 was $4.3 million, which was primarily attributable to a net loss of $4.6 million and an increase in prepayments and other current assets of $1.5 million, partially offset by the add-back of non-cash expenses, mainly consisting of exchange loss of $1.1 million, amortization of long-term notes discount of $0.8 million, depreciation expenses of $0.6 million, change in fair value of derivative financial liabilities and warrant liability of $0.3 million, and amortization of debt issuance costs of $0.3 million.
Investing Activities
          Net cash used in investing activities was $48.7 million in the year ended December 31, 2009, relating principally to purchase consideration of $32.3 million in relation to the acquisition of Ruiyang, Shapulong and Banzhu, construction payments to contractors of $13.4 million, loans to Shapulong of $3.9 million, purchase of property, plan and equipment of $1.8 million and acquisition of an intangible asset of $1.0 million, partially offset by the repayment of loans by Shapulong of $3.5 million.
          Net cash used in investing activities was $221.4 million in the year ended December 31, 2008, relating principally to the cost of acquisition of Yingchuan and Wuliting hydroelectric power projects in January 2008, and the Banzhu, Wangkeng, Yuanping and Yuheng hydroelectric power projects in October 2008, net of cash acquired, of $183.3 million, purchase of property, plant and equipment of $32.9 million primarily relating to the Binglangjiang II and Zhougongyuan hydroelectric power projects, advances to contractors for construction projects of $2.4 million relating primarily to the Binglangjiang II hydroelectric power project and loans to Shapulong of $2.8 million.
          Net cash provided by investing activities for 2007 was $26.5 million, which was primarily attributable to the release of restricted cash of $50.3 million, partially offset by a cash advance to Binglangjiang prior to the acquisition date of $16.2 million, cost of acquisition of Shapulong of $4.6 million, advances to contractors for construction projects of $2.0 million, and acquisition of Binglangjiang and Liyuan, net of cash acquired, of $0.5 million.
Financing Activities
          Net cash provided by financing activities was $40.5 million in the year ended December 31, 2009, resulting from proceeds of $129.2 million from long-term loans and proceeds of $4.4 million from short-term loans, proceeds of $20 million from the issuance of Series C convertible redeemable preferred shares, partially offset by repayment of long-term loans of $95.3 million, repayment of short-term loans of $6.1 million, payment of deferred initial public offering costs of $7.1 million, and payment of Series C convertible redeemable preferred shares issuance costs of $1.9 million.
          Our long-term loans outstanding as of December 31, 2009 of $229.3 million related to RMB denominated loans of $42.9 million, $21.2 million, $14.6 million, $31.8 million, $10.7 million, $41.3 million, $20.5 million, $20.9 million, $14.1 million and $11.3 million obtained by Wuliting, Yingchuan, Binglangjiang, Jiulongshan, Yuanping, Banzhu, Wangkeng, Yuheng, Ruiyang and Shapulong, The long-term loans are secured by pledges of the property, plant and equipment and future electricity sales of the respective entity or guaranteed by third parties and are due between 2010 and 2020. The interest rates on these long-term loans are variable based on the market rate published by the People’s Bank of China each year. The average interest rate on the long-term loans for the 2009 was 6.16%.
          Net cash provided by financing activities was $242.3 million in 2008, resulting from proceeds of $279.0 million from the issuance of convertible redeemable preferred shares consisting of $150.0 million of Series A convertible redeemable preferred shares issued in January 2008 and $129.0 million of Series B convertible redeemable preferred shares issued in July and August 2008, respectively, and proceeds of $4.3 million of long-term loans partially offset by issuance costs of such preferred shares of $13.8 million, repayment of long-term loans of $12.2 million, repayment of long-term notes of $9.9 million and payment of deferred initial public offering costs, including legal and accounting fees, of $4.2 million.
          Our long-term loans outstanding as of December 31, 2008 were $167.2 million, relating to RMB denominated bank loans obtained by Binglangjiang, Yingchuan, Wuliting, Zhougongyuan, Banzhu, Wangkeng, Yuanping and Yuheng from financial institutions, which we assumed as a result of the acquisitions of these entities. The long-term loans are secured by corporate guarantee by third parties, the pledge of property, plant and equipment of Yingchuan, Banzhu, Binglangjiang, Wangkeng, Yuanping and Yuheng and pledge of proceeds from future electricity sales of Yuanping, Wangkeng and Banzhu, and are due from 2009 to 2020. The interest rates on these long-term loans are variable based on the market rate published by the People’s Bank of China each year. The average interest rate on the long-term loans for the year ended December 31, 2008 was 8.3082%. We have recently renegotiated or refinanced approximately RMB990 million ($145.0 million) of our existing long-term loans with reduced interest rates and longer tenures, thereby lowering our borrowing costs and interest expenses.
          Net cash used in financing activities for 2007 was $7.4 million, which was attributable to business combination payments of $2.5 million relating to the convertible notes, repayment of a long-term loan of $2.5 million and payment of debt issuance costs of $2.5 million.
          As of December 31, 2007, our borrowings were with a domestic PRC bank and entered into by Binglangjiang I. The amount of our long-term loans outstanding as of December 31, 2007 was $12.3 million, relating to RMB denominated bank loans obtained from the Agricultural Bank of China, Yingjiang branch, which we assumed as part of our consideration for the acquisition of Binglangjiang I. The loan was secured by Binglangjiang I’s property, plant and equipment and is due on December 31, 2011. The effective interest rate on the long-term loan is set based on the People’s Bank of China benchmark rate. The effective interest rate for 2007 was 7.425%.
Capital Expenditures
          We incurred capital expenditures of $0.3 million in 2007 for the construction of Binglangjiang II hydroelectric power project. In the year ended December 31, 2008, we incurred capital expenditures of $38.8 million consisting primarily of capital expenditures of $4.5 million, $32.8 million and $0.8 million for the construction of the Binglangjiang II, Zhougongyuan and Wuliting hydroelectric power projects, respectively. In the year ended December 31, 2009, we incurred capital expenditures of $13.0 million consisting primarily of capital expenditures of $7.7 million, $1.6 million, $1.8 million and $1.7 million for the construction of the Binglangjiang II, Liyuan, Zhougongyuan and Banzhu hydroelectric power projects, respectively. We will in the future make significant capital expenditures to develop, expand and complete the construction of additional small hydropower assets and our pumped storage hydroelectric power project. We generally deposit our excess cash in interest-bearing bank accounts in banks in China, Hong Kong and the United States of America.
          We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds received from our initial public offering will be sufficient to meet our expected cash requirements, including for working capital and capital expenditure purposes, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders’ interests. The incurrence of debt would divert cash for working capital and capital expenditures to servicing debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may be adversely affected.
C. Research and Development
     Not applicable.
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2009 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-balance sheet Arrangements
          We have not entered into any financial guarantees or other commitments to guarantee the payment of obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations
          The following table sets forth our contractual obligations as of December 31, 2008:

	Payment Due by Period
		Within	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
	(unaudited)
	(US$ in thousands)
Short-term borrowings(1)	8,781	8,781	—	—	—
Interest on short-term borrowings(1)	248	248	—	—	—
Long-term borrowings (including current portion of long-term borrowings)(1)	167,170	29,037	51,441	36,883	49,809
Interest on long-term borrowings (including interest on current portion of long-term borrowings)(1)	49,398	12,363	18,467	11,337	7,231
Operating lease commitments	805	403	402	—	—
Purchase obligations(2)	7,899	7,888	11	—	—

Total	234,301	58,720	70,321	48,220	57,040

(1)	See Note 13 to our audited consolidated financial statements, which are included elsewhere in this annual report for a discussion of our short-term and long-term borrowings.

(2)	This represents contracted but unpaid amounts for construction projects for the Binglangjiang II and the Zhougongyuan hydroelectric power projects that were currently under construction as of December 31, 2008.
          The following table sets forth our contractual obligations as of December 31, 2009:

	Payment Due by Period
		Within	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
	(unaudited)
	(US$ in thousands)
Short-term borrowings(1)	7,098	7,098	—	—	—
Interest on short-term borrowings(1)	96	96	—	—	—
Long-term borrowings (including current portion of long-term borrowings)(1)	229,278	56,809	48,270	50,877	73,322
Interest on long-term borrowings (including interest on current portion of long-term borrowings)(1)	53,076	13,422	18,503	12,356	8,795
Operating lease commitments	528	451	75	2	—
Purchase obligations(2)	157	157	—	—	—

Total	290,233	78,033	66,848	63,235	82,117

(1)	See Note 13 to our audited consolidated financial statements, which are included elsewhere in this annual report, for a discussion of our short-term and long-term borrowings.

(2)	This represents contracted but unpaid amounts for construction projects of Binglangjiang and Liyuan that are in progress and for the purchase of property, plan and equipment of Yuheng.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
          The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/Title
John D. Kuhns	59	Chairman, Chief Executive Officer
Dr. Yong Cao	55	Director
Anthony H. Dixon	48	Director
Richard H. Hochman	64	Director
Dr. You-Su Lin	56	Director, Chairman of Beijing A.B.C. Investment
Shadron Lee Stastney	40	Director
Stephen Outerbridge	59	Director
“James” Tie Li	41	Chief Financial Officer and Executive Vice President
Mary E. Fellows	47	Executive Vice President and Corporate Secretary
Wu Gan	53	President and General Manager of Beijing A.B.C. Investment
Xinchun Lian	51	Chief Operating Officer of Beijing A.B.C. Investment
Fang Chen	37	Vice President and Controller of Beijing A.B.C. Investment
Gang Meng	37	Internal Controller of Beijing A.B.C. Investment
Shu Zhang	34	Finance Manager of Beijing A.B.C. Investment
          Unless otherwise indicated, the business address of each director and executive officer is c/o 25B, New Poly Plaza, No. 1 North Chaoyangmen Street, Dongcheng District, Beijing, China 100010.
          A description of the business experience and present position of each director and executive officer is provided below:
Directors
          Mr. John D. Kuhns has served as our chief executive officer since our inception in 2006 and our chairman since May 2007. Mr. Kuhns is currently the chairman, chief executive officer and a member of the board of directors of Kuhns Brothers & Co., Inc., Kuhns Brothers Securities Corporation, China Silicon Corporation, China Natural Energy Corporation, China Electrode Corporation, China Board Mill Corporation and Master Silicon Carbide Industries, Inc. Mr. Kuhns is also a member of the board of directors of Kuhns Brothers, Inc., Kuhns Brothers Capital Management, Inc., Kuhns Brothers Advisors, Inc., Kuhns Brothers Enterprises Corporation, China New Energy Group Company, White Hollow Farms, Inc., White Hollow Vineyards, Inc., Lime Rock Ventures, Inc., Watch Hill Farms, Inc., Corona Equities, Inc., Global Photonics Energy Corporation, Craton Equity Partners and China Hand Advisors, Inc., and the Chairman of Project Midway, Inc., a not for profit organization. Mr. Kuhns has over 30 years of experience in the hydroelectric power, power technology and alternative energy industry and has been involved with hydroelectricity in China since 1984. From 1981 to 1988, Mr. Kuhns built Catalyst Energy, one of the first publicly traded independent power producers in the United States, as the company’s founder, President and Chief Executive Officer. While running Catalyst Energy, he acquired Chinese hydroelectric generating equipment for use in the United States. He furthered his development experience in China as Chairman and Chief Executive Officer at the New World Power Corporation from 1992 to 1996, where he developed and financed hydroelectric projects in China as well as Argentina, Costa Rica and Mexico. While at New World Power, he formed a joint venture with Wuhan Steam Turbine, a state-owned enterprise owned by the City of Wuhan in China, to develop hydroelectric projects in Asia, including the PRC. Mr. Kuhns has additional transaction experience in China as a controlling shareholder, President, CEO, a director and Chairman of Kuhns Brothers, Inc., an investment banking firm which he founded in 1986 specializing in providing financing for power technology ventures, and, more recently, industrial and infrastructure companies operating within the PRC. Mr. Kuhns received a Bachelor of Arts degree in Sociology and in Fine Arts from Georgetown University, a Master of Fine Arts degree from the University of Chicago, and a Master of Business Administration degree from the Harvard Business School.
          Dr. Yong Cao has been a director of our company since August 2008. Dr. Cao is currently a senior fellow of Finance and Economics at Nanyang Technological University in Singapore, which he has been working with since 1993, and a professor of Economics of Nanjing University in China. He also serves as an independent director to Reyphon Agricultural Limited, a listed company on the Singapore Stock Exchange. Dr. Cao received his bachelor’s degree in Economics from Sichuan University, a master’s degree in Economics from the Postgraduate School of the Chinese Academy of Social Sciences and a Ph.D. in Development Economics from the Australian National University.
          Mr. Anthony H. Dixon has been a director of our company since August 2008. Mr. Dixon was the finance director and chief operating officer of Bill Dunster Architects ZEDfactory Ltd, a designer and developer of zero carbon housing in the United Kingdom from October 2007 to December 2008. Mr. Dixon is a member of the board of directors of Solar Electric Light Company. Mr. Dixon worked for Hines Associates, a corporate financial advisory boutique, in 2007. Mr. Dixon was a managing director in the European Debt Capital markets division of Citigroup Global Markets, London, from 2002 to 2006. From 1997 to 2002, Mr. Dixon was head of Asian Securitization for Salomon Smith Barney in Hong Kong and then head of Securitization for Nikko Salomon Smith Barney in Tokyo. From 1992 to 1997, Mr. Dixon was a vice president with Salomon Brothers’ securitization group in New York. Mr. Dixon has been a member of the board of the Solar Electric Light Corporation since 1998 and chairman since 2002. He received his Master of Business Administration degree from the Harvard Business School, his bachelor’s degree in Science with first class honors in Physics and his Bachelor of Arts degree in Philosophy from the University of Western Australia.
          Mr. Richard H. Hochman has been a director of our company since August 2006. Mr. Hochman is currently the chairman of RHH Capital Consulting, Inc., a private investment firm. Mr. Hochman has been an adviser to Regent Capital Equity Partners, L.P., a private investment firm making equity and mezzanine investments, since April 1995. Mr. Hochman was also the chairman of Regent Management Corporation from April 1995 to December 2009. He was a managing director in PaineWebber’s Investment Banking Group from 1990 to 1995. Prior to joining PaineWebber, Mr. Hochman was a managing director for Drexel Burnham Lambert, Inc. from 1984 to 1990. He worked in E.F. Hutton’s Corporate Finance Department from 1969 to 1984 and was promoted as a senior vice president in 1979. Mr. Hochman is a member of the board of directors of DCI Investment, Santa Monica Amusements LLC and Forefield, Inc. Mr. Hochman received his Master of Business Administration degree from the Harvard Business School and his Bachelor of Arts degree with honors from the Johns Hopkins University.
          Dr. You-Su Lin has been a director of our company since August 2008 and has been chairman of Beijing A.B.C. Investment since 2007. Dr. Lin is the chairman of the board of Beijing A.B.C. Investment. Dr. Lin has been the chairman of Greenstone Investment Ltd since 2004 and he has also been the chairman of China Board Mill Corporation since August 2008. He serves as a member of the board of directors of China Silicon Corporation, Master Silicon Carbide Industries, Inc. and China Natural Energy. Dr. Lin was a chief consultant for Beijing Urban Construction Group Co., Ltd. in charge of the construction of 2008 Olympic venues from 2002 to 2004. Dr. Lin received his Ph.D. in the Arts and master’s degree in the Arts from Australian National University and his bachelor’s degree in the Arts from Beijing Foreign Language University.
          Mr. Shadron Lee Stastney has been a director of our company since May 2007. Mr. Stastney is the Chairman of Care Media and a member of the board of directors of China Board Mill Corporation, China Silicon Corporation, China New Energy Group Company, China Natural Energy Corporation, Quality Health Plans, MDwerks, the Amacore Group, Inc., Master Silicon Carbide Industries, Inc. and Ambient Corporation. Since June 2004, Mr. Stastney has been a partner at Vicis Capital, LLC, which is an investment management firm and the managing partner of one of our principal shareholders, Vicis Capital Master Fund. From September 2001 to February 2004, Mr. Stastney was a partner of Victus Capital Management, an investment management firm. Mr. Stastney received his Bachelor of Arts degree from the University of North Dakota and a Juris Doctor degree from the Yale Law School.
          Mr. Stephen Outerbridge has been a director of our company since August 2008. Mr. Outerbridge is currently a director of Emerging Markets, Latin America and Asia and of Smith Bermuda and World on Wireless. From May 2003 to September 2004, he was the chief union officer of XL Re Latin America. He was subsequently promoted and took on the roles of president and chief operating officer, in addition to chief union officer. Mr. Outerbridge has been working with XL Capital for the last eleven years. Mr. Outerbridge received his Bachelor of Arts degree from Tufts University.
Officers
          Mr.“James” Tie Li has been our chief financial officer since our inception in 2006 and our executive vice president since May 2007. He has been a consultant to Kuhns Brothers, Inc. since 2006. Mr. Li is a member of the board of directors of Master Silicon Carbide Industries, Inc., China New Energy, Inc. and all of our subsidiaries. He is the founder and part-time president of Columbia China Capital Group, Inc. incorporated in 2002, a U.S.-based boutique investment firm advising Asian firms in mergers and acquisitions. From 1998 to 2001, Mr. Li was an investment banker with Citigroup Global Markets Inc. in New York. From 2001 to 2005, Mr. Li was the portfolio manager with HypoVereins Bank, managing a $1 billion high yield portfolio. From 2005 to 2007, Mr. Li was a senior credit analyst with Standard & Poor’s in New York. Mr. Li received his bachelor’s degree in Accounting from City University of New York and his master’s degree in Business Administration from the Columbia University Graduate School of Business. He is a CFA Charterholder and was a Certified Public Accountant licensed in the State of New Jersey.
          Ms. Mary E. Fellows has been our corporate secretary since our inception in 2006 and our executive vice president since

May 2007. Ms. Fellows has been a partner and executive vice president of Kuhns Brothers, Inc., an investment boutique, since 1997. She is the president of Project Midway, Inc., a not for profit organization. She is an executive vice president, secretary and a member of the board of directors of Kuhns Brothers & Co., Inc. and Kuhns Brothers Securities Corporation, China Natural Energy Corporation, China Silicon Corporation, China Electrode Corporation, China Board Mill Corporation, Kuhns Brothers Enterprises Corporation and Master Silicon Carbide Industries, Inc. She is also a member of the board of directors of Lime Rock, LLC., Kuhns Brothers Advisors, Inc., Kuhns Brothers Capital Management Inc., and China New Energy Group Company. From 2003 to 2006, she was a director of GenSelf Corporation. From 1997 to 2002, she was a corporate secretary of the Solar Electric Light Company. From 1996 to 1999, she was a director of Corporate Administration and corporate secretary of the New World Power Corporation. Ms. Fellows received her bachelor’s degree in Science from Teikyo Post University.
          Mr. Wu Gan has been the president and general manager of Beijing A.B.C. Investment since July 2008. Mr. Gan was the director of the general office of the State Supervision Work Committee of the Communist Party of China from 2002 to 2008. Mr. Gan received his bachelor’s degree in Engineering from the Yellow River Water Conservancy and Hydroelectric Technology School and his master’s degree in Economics from Harbin Institute of Technology.
          Mr. Xinchun Lian has been the chief operating officer of Beijing A.B.C. Investment since October 2008. Mr. Lian worked as a public servant in the office of the Yellow River Committee at the Economic Development Bureau from 2007 to 2008. He was a senior consultant at Yellow River Hydroelectric Construction Limited from 2005 to 2007, and a general manager of Yellow River Hydropower Project Construction Co., Ltd. from 1996 to 2005. Mr. Lian received his diploma in Hydraulic Construction from Yellow River Conservancy Technical Institute and his master’s degree in Management Science and Projects from Hohai University. Mr. Lian is a national Registered First-class Construction Engineer, Senior Engineer and Supervision Engineer.
          Ms. Fang Chen has been the vice president and controller of Beijing A.B.C. Investment since November 2007. Ms. Chen currently serves as a director in China Carbon Electric Corporation. Ms. Chen was the chief financial officer and a member of the board of directors of Sino Gas International Holdings, Inc., a Chinese residential and industrial gas developer and operator listed in the United States, from 2006 to 2007. From 2004 to 2006, she was a vice president and a member of the board of directors of Chief Capital Investment Ltd. From 2000 to 2002, She was a vice-president and general manager of Zhuhai Brightzone Securities Investment and Consulting Ltd. From 1994 to 2000, she was a manager of the Investment Department at Zhuhai International Trust and Investment Ltd. Ms. Chen received her bachelor’s degree in Law from Sun Yat-Sen University and her master’s degree in Business Administration from Zhongnan University of Economics and Law.
          Mr. Gang Meng has been the internal controller of Beijing A.B.C. Investment since November 2008. Mr. Meng joined our company as the chief accounting officer in April 2008 and was appointed the internal controller in November 2008. Prior to joining our company, Mr. Meng was a manager in the Transaction Advisory Service Group of Ernst & Young Hua Ming from January to March 2008. Mr. Meng was an internal auditor at American International Group Inc. from 2006 to 2007. He worked as an internal audit manager at NYK Line from 2005 to 2006. He was a manager at Hua Ming LLP, an accounting firm in China, from 1999 to 2002. He was an associate at Ernst & Young Hua Ming from 1996 to 1998. Mr. Meng received his bachelor’s degree in Science in Economics from the Central University of Finance & Economics and his master’s degree in Business Administration from the William E. Simon Graduate School of Business Administration, University of Rochester.
          Ms. Shu Zhang has been the finance manager of Beijing A.B.C. Investment since May 2008. Ms. Zhang was an accounting supervisor of Nortel Networks (China) Co., Ltd. from 2004 to 2008. She was the chief accountant of Gemplus (Tianjin) New Technology Co., Ltd. from 2001 to 2004. Ms. Zhang received her bachelor’s degree in Accounting from the Capital University of Economics and Business.

Director Disclosure
Mr. John D. Kuhns
          In August 2007, Kuhns Brothers Capital Management, Inc, or KBCM, a subsidiary of Kuhns Bros. & Co., Inc., which has its principal executive office in the State of Connecticut, entered into a consent order with the State of Connecticut Department of Banking pursuant to which (i) KBCM, without admitting or denying any allegations or violations, and prior to a hearing and without an adjudication of any issue of law or fact, accepted and consented to the entry of the findings of the Department of Banking that from August 2004, KBCM transacted business as an investment advisor in the State of Connecticut without being registered under the Connecticut Uniform Securities Act and (ii) agreed to implement revised supervisory and compliance procedures and to pay a fine of $5,100.
          In 2005, the National Association of Securities Dealers, or NASD, currently the Financial Industry Regulatory Authority, or FINRA, identified certain alleged violations of NASD rules by Kuhns Brothers Securities Corporation, a member firm of the NASD of which Mr. Kuhns is an officer and registered principal. Specifically, the NASD found that Kuhns Brothers violated the membership rules of the NASD by (i) initiating a 50.0% or greater transfer of its ownership without giving prior notice to, and obtaining approval from, the NASD, (ii) acting as placement agent in a private offering in violation of its Section 15(c) exemption under the Exchange Act, (iii) failing to maintain its minimum required net capital, and (iv) failing to properly maintain client records. Subsequently, Kuhns Brothers and Mr. Kuhns, as registered principal of that firm, without admitting or denying the allegations or findings, prior to a hearing and without an adjudication of any issue of law or fact, consented to the imposition by the NASD of a censure and a fine of $15,000 in October 2005.
          Prior to 1995, Mr. Kuhns inadvertently was delinquent in the filing of certain forms with the U.S. Securities and Exchange Commission regarding his beneficial ownership position in two related companies. Specifically, Mr. Kuhns failed to timely file Forms 3 regarding his shareholdings in Photocomm, Inc. and New World Power Corporation and Forms 4 and 5 for New World Power Corporation. In 1995, Mr. Kuhns agreed with the SEC to remedy the delinquency and remain in compliance with applicable SEC regulations regarding such filings. No further actions were taken by the SEC.
Mr. Richard H. Hochman
          Mr. Hochman was previously a member of the board of directors of Cablevision Systems Corporation, or Cablevision. He served as the chairman of Cablevision’s compensation committee and as a member of its audit committee. In September 2006, Cablevision announced that it had completed a voluntary review of its past practices in connection with grants of stock options and stock appreciation rights and that it was restating its consolidated financial statements for the three prior years as a result. Cablevision had determined that the grant date and exercise price assigned to a number of its stock options and stock appreciation rights during the period from 1997 to 2002 did not correspond to the actual grant date and the closing price of its common stock on the actual grant date. In such cases, according to Cablevision, the date assigned to the grant corresponded to the date of a unanimous written consent executed by the members of Cablevision’s compensation committee, but the date of that consent did not correspond to the actual date of the grant. Mr. Hochman resigned his position on the audit committee and compensation committee of Cablevision in September 2006 but remained on the board of directors of Cablevision until May 2008, when he chose not to stand for re-election.
Our Key Consultant
          Mr. Michael H. Best is an independent engineering consultant and technical project manager. Mr. Best has served as a director of Advanced Power Systems International, Inc. since 2000. Mr. Best received his bachelor’s degree in Engineering from Columbia University.
B. Compensation
Compensation of Directors and Executive Officers
          The aggregate cash compensation that we paid to our directors and executive officers included in the list under the heading “— Directors and Executive Officers” for the years ended December 31, 2008 and 2009 was $2.6 million and $1.8 million, respectively. We did not set aside pension or retirement benefits for our directors and executive officers. For share-based compensation, see “— 2008 Share Incentive Plan.”
2008 Share Incentive Plan
          The China Hydroelectric Corporation 2008 Share Incentive Plan, or the 2008 Plan, allows our company to grant options, share appreciation rights, share awards, phantom awards and other equity-based or cash-based awards to employees, consultants, and other individuals providing services to our company, including our directors. The maximum aggregate number of ordinary shares that may be issued under the 2008 Plan is 12,000,000 ordinary shares. The purpose of the 2008 Plan is to promote long-term growth and profitability of our company by (i) providing key people with incentives to improve shareholder value and to contribute to the growth and financial success of our company through their future services, and (ii) enabling our company to attract, retain and reward the best-available persons.
          The 2008 Plan administrator, which may be our board of directors or its authorized designee, has full power and authority to administer, construe and interpret the 2008 Plan. Grants under the 2008 Plan will be governed by individualized grant agreements and stock restriction agreements and may be subject to either time-based or performance-based vesting provisions. Separate form grant agreements have been drafted for employees in China to comply with certain registration, reporting and tax rules.
          The only awards that have been granted pursuant to the 2008 Share Incentive Plan are stock options.
          Share Options. The exercise price of incentive share options must be at least equal to the fair market value of our ordinary shares on the date of grant. However, the exercise price of all other options may be as determined by the administrator. The term of an incentive stock option may not exceed ten years from the date the 2008 Plan is adopted by our board of directors or the date that is approved by the shareholders. The administrator determines the term of all other options. After termination of an employee, director or consultant, he or she may exercise his or her options for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for thirty days. However, an option generally may not be exercised later than the expiration of its term. We grant awards with exercise prices at or above fair market value. In pricing awards under the plan, the administrator has considered the share purchase price negotiated with independent third parties in recently completed equity financings, as well as the progress of the company in developing its business since the time of those financings.
          Share Appreciation Rights. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the date of grant and the exercise date. The exercise price of share appreciation rights granted under our plan may be as determined by the administrator.
          Share Awards. Share awards relate to the grant of restricted or unrestricted share awards to eligible participants in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by law as the administrator may from time to time determine.
          Phantom Shares. Phantom shares are share-equivalent units granted to a participant that is credited to a bookkeeping reserve account solely for SEC reporting purposes and shall not require a segregation of any of our assets. Such shares are granted from time to time as the administrator may determine.
          Amendment and Termination. Our 2008 Plan will automatically terminate in 2018, unless we terminate it sooner. Our board of directors has the authority to amend, alter, suspend or terminate the 2008 Plan.
          Our board of directors granted stock options to purchase 3,897,000 ordinary shares in August 2008, of which the options granted to one employee to purchase 5,000 ordinary shares expired as the employee terminated his services to us before the option became exercisable, stock options to purchase 35,000 ordinary shares in January 2009 and subsequently stock options to purchase 7,000,000 ordinary shares in December 2009 under the 2008 Plan to our executive officers, directors, employees and consultants. The options granted in December 2008 and January 2009 to our executive officers, employees and consultants have an exercise price of $7.70 per share and will vest in a three-year period, with one-third vesting each year, and a term of five years. The options granted in December 2009 have an exercise price equal to the price of the ordinary shares underlying the ADSs sold in the IPO and will vest in a four-year period, with one-fourth vesting each year, and a term of five years. The 40,000 options granted to our non-executive directors, Richard H. Hochman and Shadron Lee Stastney, and two non-executive directors who have resigned from our board, Robert W. MacDonald and Dennis Galgano, have an exercise price of $7.70 per share, and will vest, or did vest, 100% on the first anniversary of the grant date or upon the resignation or removal of such director from our board. We may in the future adjust downward the exercise price of our share options to the then fair market value of our ordinary shares in order to better incentivize our management.
          The following table sets forth information on share options that have been granted and are outstanding as of the date of this annual report under the 2008 Share Incentive Plan:

	Ordinary				Ordinary
	Shares				Shares
	Underlying	Exercise			Underlying	Exercise
	Outstanding	Price		Expiration	Outstanding	Price		Expiration
Name	Options	($/Share)	Grant Date	Date	Options	($/Share)	Grant Date	Date
John D. Kuhns	1,095,000	7.70	August 18, 2008	August 18, 2013	2,500,000	4.93	December 3, 2009	December 3, 2014
“James” Tie Li	500,000	7.70	August 18, 2008	August 18, 2013	1,050,000	4.93	December 3, 2009	December 3, 2014
Mary E. Fellows	500,000	7.70	August 18, 2008	August 18, 2013	1,050,000	4.93	December 3, 2009	December 3, 2014
Dr. You-Su Lin	805,000	7.70	August 18, 2008	August 18, 2013	1,660,000	4.93	December 3, 2009	December 3, 2014
Richard H. Hochman	10,000	7.70	August 18, 2008	August 18, 2013	—	—	—	—
Shadron Lee Stastney	10,000	7.70	August 18, 2008	August 18, 2013	—	—	—	—
Other former directors, employees and consultants as a group	972,000	7.70	August 18, 2008	August 18, 2013	—	—	—	—

Other employees and consultants as a group	35,000	7.70	January 20, 2009	January 20, 2014	740,000	4.93	December 3, 2009	December 3, 2014
Total	3,927,000				7,000,000

          On August 18, 2008, our board of directors adopted the China Hydroelectric Corporation 2008 Share Incentive Plan, or the 2008 Plan, that provides for the issuance of awards to purchase up to 12,000,000 ordinary shares. The effectiveness of the 2008 Plan is subject to the approval of our shareholders within twelve months from the date on which the 2008 Plan was adopted by the board of directors. The administrator, which is the board of directors or its authorized designee, has full power and authority to administer, construe and interpret the 2008 Plan. Under the terms of the 2008 Plan, incentive stock options must be granted at exercise prices at least equal to the fair market value on the date of grant. On August 18, 2008, the board of directors approved the grant of 40,000, 260,000 and 3,597,000 non-qualified stock options to certain directors, non-employees and employees, respectively, at an exercise price of $7.70 per share. On January 20, 2009, our board of directors approved the grant of 35,000 non-qualified stock options to certain employees at an exercise price of $7.70 per share. On March 4, 2009, the board of directors passed a resolution to modify the 2008 Plan such that the 2008 Plan could be made effective without approval by our shareholders. In accordance with ASC sub-topic 718-10, Compensation — Stock Compensation: Overall, the grant date for the share-based awards issued on August 18, 2008 and January 20, 2009 was March 4, 2009. Accordingly, no compensation expense was recognized for the year ended December 31, 2008. We recognized compensation expense of $0.6 million for the year ended December 31, 2009. See Note 25 to our audited consolidated financial statements included elsewhere in this annual report.
          On December 3, 2009, our board of directors approved the grant of 7,000,000 share options to certain of directors, officers and employees at an exercise price equal to the price at which the ordinary shares underlying the ADSs are sold in the IPO of the Company; provided that the options shall expire in the event that the Company does not consummate its initial public offering within six months of the approval date. Since the exercise price was not known until the initial public offering was priced on January 25, 2010, the accounting grant date for the share-based awards issued on December 3, 2009 was not established as of December 31, 2009. As such, no compensation expense related to the December 3, 2009 grant was recognized in 2009.
Employment Agreements with Executive Officers
          We have entered into employment agreements with each of our executive officers.
          Under the agreements with John D. Kuhns, “James” Tie Li, Mary E. Fellows, Fang Chen, Dr. You-Su Lin and Wu Gan, we may terminate an executive officer’s employment for cause, with thirty days’ advance written notice and an opportunity to cure, for certain acts of such officer including but not limited to a conviction of a felony or crime involving moral turpitude, willful failure to perform the officer’s responsibilities in the best interests of the Company, or breach of any provision of any employment, non-disclosure, non-competition, non-solicitation or other similar agreement executed by the officer for the benefit of the Company. In such case, under the employment agreements with Mr. Kuhns, Mr. Li and Ms. Fellows, such officer will only be entitled to the base salary through the effective date of the employment termination and such officer’s right to all other benefits under the employment agreement, other than vested benefits, will terminate, except as required by any applicable law.

          We may also terminate our employment agreements with these executive officers without cause upon thirty calendar days’ advance written notice. Under the employment agreements with Mr. Kuhns, Mr. Li, Ms. Fellows and Mr. Gan, in such case of termination by us, and also in a case where an officer voluntarily terminates his/her employment with us upon thirty-days’ advance written notice for good reason (except in the event of a qualifying termination during certain change in control periods), the Company shall continue to provide the officer with his/her base salary and health and welfare benefits for a period of twelve full months. Further, the Company shall pay the officer all other benefits to which the officer has a vested right at the time, according to the provisions of each governing plan or program. Under the employment agreements with Mr. Kuhns, Mr. Li and Ms. Fellows, the Company shall also make a prorated payment of the executive’s bonus for the fiscal year in which termination occurs, calculated based upon the performance of the officer against the bonus criteria established by the board for the officer in effect through the end of the month immediately preceding the effective date of the termination, subject to the board’s discretion to increase the amount of such prorated payment. While, under the employment agreements with Ms. Chen and Dr. Lin, in both cases of termination by us for cause or without cause upon thirty calendar days’ advance written notice, such officers will be entitled to any base salary, bonus and incentive payment that has accrued under the agreement but has not been paid on or before the termination date and any reimbursement due to the officer under the agreement for expenses incurred by the officer on or before the termination date.
          Under the employment agreements with Mr. Kuhns, Mr. Li and Ms. Fellows, in the event of a qualifying termination during a change in control period, the officer shall be entitled to certain benefits, including a lump sum equal to one and a half times or two times, as the case may be, the highest rate of the officer’s annual base salary in effect at any time up to and including the effective date of termination and a lump sum equal to the average annual bonus paid to the officer for the last three years prior to the change in control. In the event of constructive termination or termination of the employment agreement by the company without cause, under the employment agreements with Mr. Gan, Ms. Chen and Dr. Lin, such officers shall be entitled to receive an amount equal to 100% of his annualized salary as in effect on the severance date.
          In addition, these employment agreements with Mr. Kuhns, Mr. Li, Ms. Fellows and Mr. Gan contain clauses of non-competition, non-solicitation, confidential information and work product agreements. According to these clauses, each of our executive officers should be bound by (i) non-competition restrictions during his/her employment and for two years after the termination of his/her employment and three years in the case of Mr. Gan, (ii) confidential information restrictions during his/her employment and for a period of three years thereafter and (iii) non-solicitation restrictions during the non-competition period.
          We entered into an employment agreement with Xinchun Lian. We shall pay the salary in accordance with Mr. Lian’s actual working time in the event of termination initiated by Mr. Lian and we shall pay the compensation based on the number of years Mr. Lian worked for our company at the rate of one month’s salary for each full year in the event of termination by the company.
          We have also entered into employment agreements with Gang Meng and Shu Zhang. Under each of these employment agreements, the agreement can be terminated under circumstances stipulated in the PRC Labor Contract Law.
          The agreements with Mr. Lian, Mr. Meng and Ms. Zhang refer to the confidentiality obligations provided in the PRC Labor Contract Law. Ms. Chen and Dr. Lin entered into a letter agreement with us, which contains, among others, confidentiality, non-competition and non-solicitation provisions.
C. Board Practices
          Our board of directors currently has seven directors. Our board has determined that Mr. Anthony H. Dixon, Dr. Yong Cao, Mr. Stephen Outerbridge and Mr. Shadron Lee Stastney are independent directors under NYSE rules.
Terms of Directors and Executive Officers
          Our directors are subject to a term of office of three years and shall automatically retire from office (unless vacated sooner) on the expiry of such term, unless appointed for an additional term. Directors may be removed from office by an ordinary resolution of the shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found by our company to be or to have become of unsound mind. Our officers are appointed by and serve at the discretion of our board of directors.

Committees of the Board of Directors
          Our board of directors has established an audit committee, a compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee
          Our audit committee consists of Mr. Dixon, Dr. Cao and Mr. Outerbridge, each of whom we believe satisfies the “independence” requirements under current NYSE rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Dixon acts as the chairman of our audit committee. Our board of directors has determined that Mr. Dixon qualifies as an “audit committee financial expert” under applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:
•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, which term refers to transactions that would be required to be disclosed pursuant to Item 7B of Form 20-F, regardless of the dollar amount involved in such transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter; and

•	meeting separately and periodically with management and the independent auditors.
Compensation Committee
          Our compensation committee consists of Mr. Hochman and Mr. Stastney. Mr. Hochman acts as the chairman of our compensation committee. We expect that the ordinary shares of our company held by China Hydro, LLC will be distributed in the third quarter of 2010, and our board has determined that at that time both Mr. Hochman and Mr. Stastney will qualify thereafter as an independent director of our company within the meaning of the current NYSE rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee will be responsible for, among other things:
•	reviewing and approving the total compensation package for our three most senior executives;

•	reviewing and recommending to the board of directors with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
Corporate Governance and Nominating Committee
          Our corporate governance and nominating committee consists of Dr. Cao, Mr. Hochman and Mr. Dixon, each of whom satisfies the “independence” requirements under current NYSE rules. Dr. Cao will act as the chairman of our corporate governance and nominating committee. The corporate governance and nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending qualified candidates as director nominees for selection of directors, nominees for election to the board of directors, or for appointment to fill any vacancy;

•	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Duties of Directors
          Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to the best interests of the Company. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Memorandum and Articles of Association. The Company has the right to seek damages if a duty owed by our directors is breached.
          The functions and powers of our board of directors include, among others:
•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.
Interested Transactions
          Our directors will abstain from any discussion or vote on transactions in which they are interested.
Remuneration
          The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors.
Power to Obligate our Company
          The directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, bonds or other securities whether outright or as collateral security for any debt liability or obligations of our company or of any third party.
Qualification
          There is no shareholding qualification for directors.
Indemnification Agreements
          We have entered into indemnification agreements with our directors. Each of the indemnification agreements provides the directors with contractual rights to indemnification and expense advancement rights.
          Pursuant to our Amended and Restated Memorandum and Articles of Association and the indemnification agreements, our directors are indemnified to the fullest extent permitted under the law and public policy of the Cayman Islands for all judgments, fines, settlements, legal fees and other expenses actually and reasonably incurred in connection with pending or threatened legal proceedings because of such director’s position with us or another entity that the director serves at our request, subject to various conditions.
Corporate Governance
          Our board of directors has adopted a code of business conduct and ethics that is applicable to all of our directors, officers and employees. Our code of business conduct and ethics is publicly available on our website.
D. Employees
          As of December 31, 2009, we had entered into written employment contracts with 340 employees. The following table sets forth the number of employees categorized by function as of December 31, 2009:

	Number of
	Employees	(%)
Management	32	9.4
Finance	29	8.5
Project Construction, Operations and Management	233	68.5
Administrative and Human Resources	30	8.9
Others	16	4.7

Total:	340	100.0

          As of December 31, 2009, we had 28 employees working at our headquarters, 130 employees working in Zhejiang province, 7 employees working in Sichuan province, 45 employees working in Yunnan province and 130 employees working in Fujian province, respectively. As required by PRC regulations, our full-time employees in China participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. In November 2008, our New York office established a 401(k) retirement plan, which requires a dollar by dollar matching contribution from the employer, up to 3% of the employee’s annual salary. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2007, 2008 and 2009 was $22,000, $0.4 million and $0.6 million, respectively.
          Each of our executive officers, including Mr. Kuhns, Dr. Lin and Mr. Gan, has entered into a confidentiality and non-competition agreement with us. The non-competition provisions prohibit the executive officers from engaging in any activities that compete with our business during, and for certain periods after, their employment with our company.
          We granted 3,897,000 stock options in August 2008, of which the options granted to one employee to purchase 5,000 ordinary shares expired as the employee terminated his services to us before the option became exercisable, 35,000 stock options in January 2009 and 7,000,000 stock options in December 2009 to our current and former directors, officers, consultants and key employees under our 2008 Share Incentive Plan.
          We have not been subjected to any strikes or other labor disturbances that have interfered with our operations, and we believe that we have a good relationship with our employees. Our employees are not covered by any collective bargaining agreement.
E. Share Ownership
          The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 30, 2010, by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

          Beneficial ownership includes voting or investment power with respect to securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of ordinary shares beneficially owned by each person is based on 153,295,516 ordinary shares outstanding as of April 30, 2010. All ordinary shares owned by such person, including ordinary shares underlying share options and warrants that are exercisable within 60 days after April 30, 2010 are deemed to be outstanding and beneficially owned by that person for the purpose of computing the percentage ownership of that person, but are not considered outstanding for the purpose of computing the percentage ownership of any other person.

	Ordinary Shares
	Beneficially Owned
Name	Number	Percent
Directors and Executive Officers
John D. Kuhns(1)	9,823,333	6.4
Dr. Yong Cao	*	*
Anthony H. Dixon	*	*
Richard H. Hochman(1)	9,461,666	6.2
Dr. You-Su Lin(1)	*	*
Shadron Lee Stastney	*	*
Stephen Outerbridge	*	*
“James” Tie Li(1)	*	*
Mary E. Fellows(1)	*	*
Wu Gan	*	*
Xinchun Lian	*	*
Fang Chen	*	*
Gang Meng	*	*
Shu Zhang	*	*
All Directors and Executive Officers as a Group(2)	10,680,666	7.0
Principal Shareholders:
China Hydro, LLC(1)	9,458,373	6.2
CPI Ballpark Investments Ltd.(3)	30,858,964	20.1
Jennison Utility Fund(4)	18,909,650	12.3
Vicis Capital Master Fund(5)	48,882,716	31.9
Morgan Joseph & Co. Inc.(6)	8,144,233	5.3
Swiss Re Financial Products Corporation(7)	10,114,508	6.6
Blue Ridge Investments, LLC(8)	7,885,431	5.1
China Environment Fund III, LP(9)	7,838,595	5.1
Prudential Financial, Inc.(10)	18,909,648	12.3

*	Upon exercise of all options and warrants exercisble within 60 days after April 30, 2010, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Pursuant to the Amended and Restated Limited Liability Company Agreement of China Hydro, LLC dated as of November 6, 2006, John D. Kuhns and Richard H. Hochman have the power to direct the voting of ordinary shares of our company held by China Hydro, LLC. All of the members, including but not limited to, John D. Kuhns, “James” Tie Li, Mary E. Fellows, Dr. You-Su Lin and Richard H. Hochman, have a right to receive certain number of our shares in proportion to their pro rata interest in China Hydro, LLC. We expect that the shares of our company held by China Hydro, LLC will be distributed to its members and then John D. Kuhns will actually receive 1,722,470 shares, Richard H. Hochman will receive 988,553 shares, “James” Tie Li will receive 532,967 shares, Mary E. Fellows will receive 416,667 shares, and You-Su Lin will receive 949,634 shares. The shares held by China Hydro, LLC consist of 8,708,333 ordinary shares and 750,000 ordinary shares issuable upon the exercise of a warrant granted to China Hydro, LLC that is exercisable within 60 days after April 30, 2010.

(2)	Includes ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon the exercise of all of the options and warrants that are exercisable within 60 days after April 30, 2010 held by all of our directors and executive officers.

(3)	CPI Ballpark Investments Ltd. is a limited liability company organized under the laws of Mauritius. The mailing address of CPI Ballpark Investments Ltd. is 4th Floor, IBL House, Caudan, Port Louis, Republic of Mauritius. CPI Ballpark Investments Ltd. is wholly owned by Indopark Holdings Ltd., which is registered in the Republic of Mauritius. The mailing address of Indopark Holdings Limited is 4th Floor, IBL House, Caudan, Port Louis, Republic of Mauritius. The sole shareholder of Indopark Holdings Limited is Merrill Lynch L.P. Holdings Inc., a company incorporated in the State of Delaware, USA. Merrill Lynch L.P. Holdings

Inc. is wholly owned by Merrill Lynch Group, Inc., a company incorporated in the State of Delaware, USA. Merrill Lynch Group, Inc. is wholly owned by Merrill Lynch & Co., Inc., a non-bank subsidiary of Bank of America Corporation, a public company listed on the NYSE. Bank of America Corporation, through its subsidiaries, beneficially owns 25.2% of our ordinary shares.

(4)	Jennison Utility Fund, a series of Jennison Sector Funds, Inc., is an affiliate of Pruco Securities, LLC, Prudential Equity Group, LLC, Prudential Investment Management Services LLC, American Skandia marketing, Incorporated, Prudential Bache Securities, LLC and Prudential Bache Commodities, LLC, each a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended. Jennison Associates LLC is the sub-advisor to Jennison Utility Fund, a series of Jennison Sector Funds, Inc., an investment company registered under the Investment Company Act of 1940. Shaun Hong, a portfolio manager of Jennison Utility Fund and a Managing Director of Jennison Associates LLC has the authority to vote the shares owned by the Jennison Utility Fund. The address of Jennison Utility Funds, Inc. is c/o Jennison Associates, LLC, 466 Lexington Avenue, New York, New York 10017.

(5)	Includes 30,216,050 ordinary shares and 18,666,666 ordinary shares upon the exercise of a warrant granted to Vicis Capital Master Fund that is exercisable within 60 days after April 30, 2010. Vicis Capital Master Fund is a sub-trust of the Vicis Capital Master Series Trust, a unit trust organized under the laws of the Cayman Islands. The address of Vicis Capital Master Fund is Tower 56, Suit 700, 126 E. 56th Street, 7th Floor, New York, NY 10022. The address of Capital Master Series Trust is P. O. Box 1043GT, Caledonian House, First Floor, 69 Dr Roys Dr, George Town, Grand Cayman, Cayman Islands, BWI. Vicis Capital, LLC is the investment adviser to Vicis Capital Master Fund. John Succo, Shadron Lee Stastney and Sky Lucas have voting and investment control over the securities beneficially owned by Vicis Capital Master Fund and Victus Capital, LP. Shadron Lee Stastney in his capacity as the managing director of Vicis Capital Master Fund and Vicis Capital, LP has the voting and investment power over the shares listed. Victus Capital, LP is affiliated with a broker-dealer.

(6)	Includes 8,134,233 ordinary shares to be issued upon the exercise of warrants granted to Morgan Joseph & Co. Inc. and 10,000 ordinary shares to be issued upon the exercise of options granted to Dennis Galgano that are exercisable within 60 days after April 30, 2010. Morgan Joseph & Co. Inc. is a wholly owned subsidiary of Morgan Joseph Holdings Inc. Morgan Joseph Holdings Inc. is in turn owned by the employees, former employees and investors in Morgan Joseph Holdings Inc. The Board of Directors of Morgan Joseph Holdings Inc. has the power to direct the voting and disposition of our shares held by Morgan Joseph & Co. Inc. The board consists of Mary Lou Malanoski, John Sorte, Roger T. Briggs, John A. Morgan, Steven D. Blecher, and Edmund A. Hajim. The address of Morgan Joseph & Co. Inc. is 600 Fifth Avenue, 19th Floor, New York, New York 10020.

(7)	Swiss Re Financial Products Corporation is a limited liability company organized under the laws of Delaware. The mailing address of Swiss Re Financial Products Corporation is 55 East 52nd Street, New York, New York 10055. Swiss Re Financial Products Corporation is an indirect, wholly owned subsidiary of Swiss Reinsurance Company, a limited liability company organized under the laws of Switzerland. The mailing address of Swiss Reinsurance Company is Mythenquai 50/60, CH-8022, Zurich, Switzerland. Swiss Reinsurance Company is a publicly registered company that trades on the SIX Swiss Exchange.

(8)	Blue Ridge Investments, LLC is a limited liability company organized under the laws of Delaware. Blue Ridge Investments, LLC is wholly owned by BANA Holding Corporation, a company incorporated in the State of Delaware, USA. BANA Holding Corporation is wholly owned by BAC North America Holding Company, a company incorporated in the State of Delaware, USA. BAC North America Holding Company is wholly owned by NB Holdings Corporation, a non-bank subsidiary of Bank of America Corporation, a public company listed on the NYSE. The mailing address of Blue Ridge Investments, LLC is c/o Bank of America Securities, 1633 Broadway, 27th Floor, New York, New York 10019. Bank of America Corporation, through its subsidiaries, beneficially owns 25.2% of our ordinary shares.

(9)	China Environment Fund III, LP is a fund registered in the Cayman Islands. China Environment Fund III, LP was formed by Tsing Capital Co., Ltd. and Tsing Capital Co., Ltd. is the manager of the fund. Donald Ye exercises sole voting and dispositive power over the shares of our Company held by this shareholder. The mailing address of Tsing Capital Co., Ltd. is A2302, SP Tower, Tsinghua Science Park, Beijing 100084, PRC. Tsing Capital Co., Ltd. is the exclusive cleantech venture capital arm of Tsinghua Holdings. Tsinghua Holdings is wholly owned by Tsinghua University.

(10)	Based on Schedule 13G filed by Prudential Financial, Inc. (“Prudential”) on February 9, 2010. Prudential may be deemed the beneficial owner and may have direct or indirect voting and/or investment discretion over 6,303,216 ADSs (representing 18,909,648 ordinary shares) of the Company which are held for Prudential’s own benefit or for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential is a New Jersey Corporation having its principal business office at 751 Broad Street, Newark, New Jersey 07102-3777.
               None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
               On an as converted basis and treating China Hydro, LLC as a U.S. person, more than 90.0% of our voting shares are held by U.S. persons.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
          Please refer to Item 6.E, “Directors, Senior Management and Employees — Share Ownership”

B. Related Party Transactions
          The following describes our related party transactions since inception.
Transactions with China Hydro, LLC
          China Hydro, LLC is a limited liability company formed under the laws of the State of Delaware. China Hydro, LLC was set up for the purpose of establishing the operation and financing for our company. Our founders own their equity of our company through China Hydro, LLC. On November 10, 2006, China Hydro, LLC, on behalf of our founders, invested $2.3 million in us by paying $1.0 million cash, incurring a $25,000 payable to us and releasing the $1.3 million amount due from us in exchange for 375,000 ordinary shares and 750,000 warrants, each to purchase one ordinary share. The $25,000 payable was settled by China Hydro, LLC on September 9, 2008.
          For the year ended December 31, 2007, we incurred $23,000 payable to China Hydro, LLC pursuant to a short-term loan to us. The loan from China Hydro, LLC was unsecured and interest-free. The loan was fully repaid on February 4, 2008.
Transactions with Kuhns Brothers, Inc.
          During the period from January 1, 2007 to December 31, 2007, Kuhns Brothers, Inc. paid for certain general and administrative services provided to us on a reimbursement basis. The general and administrative services for the year ended December 31, 2007 were $0.2 million, which were expensed in our consolidated statements of operations. This amount was subsequently repaid in full by us. John D. Kuhns, our Chairman and Chief Executive Officer, is a member of the board of directors of Kuhns Brothers, Inc. Kuhns Brothers, Inc. is not a member of China Hydro, LLC and does not own a beneficial interest in any of our ordinary shares or any securities convertible into or exchangeable for our ordinary shares.
          During the period from December 31, 2007 to December 31, 2009, the Company rented office space from Kuhns Brothers, Inc. The rental expenses for the years ended December 31, 2007, 2008 and 2009 were $154,000, $257,000 and $288,000, respectively, which were expensed in our consolidated statements of operations.
          For the year ended December 31, 2007, we incurred $60,000 payable to Kuhns Brothers, Inc. under a short-term loan to us. The loan from Kuhns Brothers, Inc. was unsecured and bore an interest rate of 8.0%. The loan was subsequently repaid on December 13, 2007.
          In November 2009, we paid $0.2 million to Kuhns Brothers, Inc. as consideration for its financial advisory services in connection with our Series C convertible redeemable preferred shares offering.
Transactions with China Carbon Investment Consulting Ltd. and China Silicon Zhuo-Xin Investment Consulting Ltd.
          China Carbon Investment Consulting Ltd. and China Silicon Zhuo-Xin Investment Consulting Ltd. are companies that are controlled by Mr. John D. Kuhns, our chairman and chief executive officer. During the year ended December 31, 2008, we paid $0.1 million and $32,000 of miscellaneous expenses on behalf of China Carbon Investment Consulting Ltd. and China Silicon Zhuo-Xin Investment Consulting Ltd., respectively. As of December 31, 2009, $1,000 was due to China Carbon Investment Consulting Ltd. Such balances are unsecured, interest free and repayable on demand.
Transactions with Sanming City Chenyang Hydroelectric Co., Ltd.
          Sanming City Chenyang Hydroelectric Co., Ltd. is a minority shareholder of Wangkeng. We received a deposit of $0.2 million in the year ended December 31, 2008 from Sanming City Chenyang Hydroelectric Co., Ltd. which represented the guarantee provided to us by Sanming City Chenyang Hydroelectric Co., Ltd. Such balances to Sanming City Chenyang Hydroelectric Co., Ltd. as of December 31, 2009 were unsecured and interest free. This amount is to be returned to Sanming City Chenyang Hydroelectric Co., Ltd. by us within ten days following the date that the original shareholders of Wangkeng provide us with final documentation relating to the acquired power station and related dam and reservoir. While the original shareholders were required to provide such documentation to us prior to August 9, 2009, pursuant to the equity transfer purchase agreements of Wangkeng, they have not yet done so. We have requested the original shareholders to provide us with such documentation and we anticipate we will receive the documentation by the second half of 2010.

Transactions with Bank of America Corporation
          In November 2009, the company paid $0.8 million to Merrill Lynch Far East Limited, an entity beneficially owned by Bank of America Corporation, as consideration for its financial advisory services in connection with the Series C convertible redeemable preferred shares offering.
Legal Services Provided by Zhongsheng Law Firm
          We paid $0.1 million, $60,000 and $12,000 in 2007, 2008 and 2009, respectively, for legal services provided by Zhongsheng Law Firm. Gang Li, the brother of Mr. “James” Tie Li, is a partner of Zhongsheng Law Firm and provided legal services to us.
Consulting Services Provided by Anthony H. Dixon
          We received consulting services from Mr. Dixon, currently a director of our company, in connection with investment advice for the Binglangjiang acquisition in 2007, for which we compensated him $20,000.
Consulting Services Provided by Fang Chen
          We received financial consulting services from Ms. Chen, currently our vice president and controller of Beijing A.B.C. Investment, during 2007, for which we compensated her $20,000.
Private Placements
          In July 2006, we issued one ordinary share to Reid Services Limited, the incorporator of our company, which was transferred to China Hydro, LLC in November 2006.
          In November 2006, we issued 8,499,999 ordinary shares to China Hydro, LLC.
          In November 2006, we issued in total $50.0 million principal amount of secured exchangeable notes with the maturity date on May 10, 2008, among which, a note of $41.0 million was issued to Vicis Capital Master Fund, a note of $4.0 million was issued to JMG Triton Offshore Fund, Ltd., and a note of $5.0 million was issued to JMG Capital Partners, L.P.
          In November 2006, we issued 375,000 ordinary shares plus 750,000 warrants to purchase ordinary shares, to China Hydro, LLC, pursuant to the note purchase agreement, for an aggregate consideration of $2.3 million.
          In November 2006, we issued a total of 833,333 units granting the right to receive ordinary shares and warrants to purchase ordinary shares to Morgan Joseph & Co. Inc., in consideration of their services as the placement agent in the notes offering and the Series A convertible redeemable preferred shares offering pursuant to the engagement letters.
          In April 2007, we issued 6,833,333 ordinary shares and 18,666,666 warrants to purchase ordinary shares to Vicis Master Capital Fund, pursuant to note purchase agreement and letter agreement, in exchange for the $41.0 million in notes held by Vicis Master Capital Fund.
          In April 2007, we issued a total of 666,666 warrants to purchase ordinary shares to JMG Triton Offshore Fund, Ltd. and JMG Capital Partners, L.P., pursuant to note purchase agreements and letter agreements with the two JMG entities.
          In January 2008, we issued to Morgan Joseph & Co. Inc. a warrant exercisable for the purchase of 15,000 Series A convertible redeemable preferred shares of our company, exercisable at 110% of the issue price of the Series A convertible redeemable preferred shares or the conversion price thereof, as applicable under the terms of the warrant in consideration of their services as the placement agent in the notes offering and the Series A convertible redeemable preferred shares offering pursuant to the engagement letters.

          In January 2008, we issued in a private placement to seventeen institutional investors an aggregate of 150,025 Series A convertible redeemable preferred shares at $1,000 per share for an aggregate consideration of $150.0 million. The seventeen institutional investors and their respective purchases are as follows: CPI Ballpark Investments Ltd., 50,000 shares; Jennison Utility Fund, 30,000 shares; Vicis Capital Master Fund, 28,500 shares; Swiss Re Financial Products Corporation, 10,000 shares; Citigroup Global Markets Inc., 10,000 shares; Sandelman Partners Multi-Strategy Master Fund, Ltd., 5,000 shares; HSBC GEM Common Fund, 1,750 shares; HSBC Global Investment Fund — New World Income Fund, 2,275 shares; Jayhawk Private Equity Co. — Invest Fund, LP, 207 shares; Jayhawk Private Equity Fund, LP, 3,293 shares; each of Rosebud Trust — Green, AGE Trust — Green, Kazak II Trust — Green, Tehachapi Pass Trust — Green and NISA Revocable Trust, 600 shares; Radcliffe SPC, Ltd., 3,000 shares; and Concordia Asia Pacific Multi-Strategy Master Fund LP, 3,000 shares. Upon the closing of the initial public offering, each Series A convertible redeemable preferred share and the dividends paid thereon was be converted into 337.8 ordinary shares. In May 2008, we issued stock dividends to each of the holders of the Series A convertible redeemable preferred shares at the rate of 0.0145 share per Series A convertible redeemable preferred share for the period from January 23, 2008 through March 15, 2008. In connection with the issuance of the Series A convertible redeemable preferred shares in January 2008, the Company paid Morgan Joseph & Co. Inc. a placement agent fee pursuant to a previously executed placement agent agreement. From early 2008 through November 2009, Richard Hochman, a director of the Company, was an associated registered representative with Morgan Joseph & Co. Inc. (but not an employee, officer, director or controlling person of Morgan Joseph & Co. Inc.). In that capacity, in April 2008, Morgan Joseph & Co. Inc. paid Mr. Hochman commissions in the amount of $308,000.
          In July 2008, we issued in a private placement to five institutional investors an aggregate of 101,000 Series B convertible redeemable preferred shares at $1,000 per share for an aggregate consideration of $101.0 million. The five institutional investors and their respective purchases are as follows: CPI Ballpark Investments Ltd. 25,000 shares; Vicis Capital Master Fund 25,000 shares; Blue Ridge Investments, LLC 20,000 shares; Jennison Utility Fund 16,000 shares; and Swiss Re Financial Products Corporation 15,000 shares. In August 2008, we issued in a private placement to three institutional investors an aggregate of 28,000 Series B convertible redeemable preferred shares at $1,000 per share for an aggregate consideration of $28.0 million. The Three institutional investors and their respective purchases are as follows: China Environment Fund III, LP 20,000 shares; Abrax 5,000 shares; and IWU International Ltd. 3,000 shares. In connection with the issuance of the Series B convertible redeemable preferred shares in July 2008, the Company paid Morgan Joseph & Co. Inc. a placement agent fee pursuant to a previously executed placement agent agreement. From early 2008 through November 2009, Richard Hochman, a director of the Company, was an associated registered representative with Morgan Joseph & Co. Inc. (but not an employee, officer, director or controlling person of Morgan Joseph & Co. Inc.). In that capacity, in October 2008, Morgan Joseph & Co. Inc. paid Mr. Hochman commissions in the amount of $100,000.
          In October 2009, we issued in a private placement to Aqua Resources Asia Holdings Limited 20,000 Series C convertible redeemable preferred shares at $1,000 per share for a total consideration of $20.0 million.
          In December 2009, we agreed to issue upon the closing of the initial public offering to Broadband Capital Management LLC a warrant exercisable for the purchase of units equal to an aggregate of 4.0% of the units sold in the initial public offering at an exercise price equal to 120% of the offering price of the units sold in the initial public offering, or $19.20 per unit. Each such unit consists of one ADS (which consists of three ordinary shares) and one warrant to purchase three ordinary shares. The warrant issued to Broadband Capital Management LLC will become exercisable commencing 540 days from January 25, 2010 for a total of 1,440,000 ordinary shares. The warrants underlying the units issuable upon exercise of Broadband Capital Management LLC’s warrant are equivalent to the warrants issued in the initial public offering, except that such warrants are exercisable at 120% of the initial public offering warrant exercise price ($17.76 for three ordinary shares), are exercisable on a cashless basis, are non-redeemable and have a five-year term.
Shareholders Agreement
          Under the terms of an amended and restated shareholders agreement with our former Series A, Series B and Series C convertible redeemable preferred shareholders, among others, at any time six months after the closing of our initial public offering, any shareholder(s) holding of record at least 15% of Series A, Series B or Series C registrable securities then outstanding may, on three occasions only, request us to effect the registration, on a form other than Form F-3, of all or part of the Series A, Series B or Series C registrable securities then outstanding. Series A, Series B and Series C registrable securities are ordinary shares issued or issuable to the holders of our Series A, Series B and Series C convertible redeemable preferred shares or their respective transferees.
          In addition, upon our company becoming eligible for using Form F-3, any holder of registrable securities may request us to effect a registration statement on Form F-3 for a public offering of registrable securities and we are entitled to use Form F-3, or a comparable form, for such offering. Holders of registrable securities may demand a registration on Form F-3 on unlimited occasions, although we are not obligated to effect more than two such registrations in any 12-month period.
          Holders of registrable securities also have “piggyback” registration rights, whereby they may request us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares. If any of the offerings involves an underwriting, the managing underwriter of any such offering has certain rights to limit the number of shares included in such registration. However, the number of registrable securities included in an underwritten public offering subsequent to our initial public offering pursuant to “piggyback” registration rights may not be reduced to less than 25% of the aggregate securities included in such offering. However, no specific damages, payment, transfer or any other consideration to holders of registrable securities is provided for in the event of non-performance to effect a registration statement.
2008 Share Incentive Plan
          We have granted share options to some of our directors, officers and related parties. See “Management — 2008 Share Incentive Plan.”
C. Interests of Experts and Counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated statements and other financial information.
     We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements.”
Legal Proceedings
     See Item 4, “Information on the Company — Business Overview — Legal Proceedings.”
Dividend Policy
          We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain all of our available funds and future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Under the terms of our Amended and Restated Memorandum and Articles of Association the declaration and payment of any dividends in the future will be determined by our board of directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements and overall financial condition and our ability to receive dividends from our operating subsidiaries. If we pay any dividends, we will pay our ADS holders dividends with respect to their underlying shares to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
          Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their respective accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange laws and other laws and regulations. In particular, wholly foreign-owned enterprises in China are required to set aside at least 10% of their after-tax profits each year, if any, to fund their reserve fund unless such reserve fund has reached 50% of their respective registered capital and to set aside a percentage of their after-tax profits, if any, to their employee bonus and welfare fund which is decided by their respective boards of directors. Sino-foreign equity joint ventures are also required to set aside a percentage of their annual after-tax profits, if any, to their reserve fund, enterprise development fund and employee bonus and welfare fund at percentages that are decided by their respective boards of directors. Such cash reserve may not be distributed as cash dividends. In addition, if any of our PRC operating subsidiaries incurs further debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Some of our subsidiaries are restricted from paying dividends by the terms of outstanding loan agreements. See “Risk Factors—Risks Relating to our Company and the PRC Hydropower Industry—Certain of our operating subsidiaries are parties to loan agreements that provide for lender rights that may adversely affect our ability to operate our business and restrict our ability to pay dividends.”

          We have established a Hong Kong holding company, China Hydroelectric Corporation (Hong Kong) Limited, and are planning to reorganize our corporate structure so that our PRC subsidiaries will be held through our Hong Kong holding company, resulting in a more efficient and centralized management structure. Subject to the approval of the competent tax authority, such restructuring may also result in a reduction of the withholding tax on dividends paid from our PRC subsidiaries to us from a rate of 10.0% to 5.0%. See “Operating and Financial Review and Prospects — Holding Company Structure”. We are currently in the process of transferring all the shares of our PRC subsidiaries to China Hydroelectric Corporation (Hong Kong) Limited.
B. Significant Changes
          On January 28, 2010, the Company completed its initial public offering (“IPO”), whereby the Company issued 6,000,000 units of securities at $16.00 per unit. Each unit consists of one American Depository Share (“ADS”) priced at $14.80 and one redeemable warrant priced at $1.20. Each ADS represents three ordinary shares and each warrant entitles the holder to purchase three ordinary shares for an exercise price of US$15.00. The IPO yielded aggregate gross proceeds of $96.0 million. The net proceeds will be used to acquire hydroelectric operating companies and assets and for the development of new hydropower plants in China, for working capital and for general corporate purposes.
ITEM 9. THE OFFER AND LISTING.
A. Offering and listing details.
Price Range of Our ADSs
          Our ADSs are listed for trading on the New York Stock Exchange under the symbol “CHC” since January 25, 2010. The following table sets forth the monthly high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High	Low
2010
January	$14.03	$12.28
February	12.66	8.58
March	10.49	8.51
April	9.54	8.26
May (through May 17, 2010)	9.85	8.87
          On May 17, 2010, the closing sale price of our ADSs as reported on the New York Stock Exchange was $9.35 per ADS.
          Our warrants are listed for trading on the New York Stock Exchange under the symbol “CHCWS” since January 25, 2010. The following table sets forth the monthly high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High	Low
2010	$1.77	$1.37
January	1.55	0.95
February	1.33	0.76
March	1.10	0.37
April	1.19	0.81
May (through May 18, 2010)
          On May 18, 2010, the closing sale price of our warrants as reported on the New York Stock Exchange was US$0.87 per warrant.
B. Plan of Distribution
          Not applicable.
C. Markets
          See Item 9.A above.

D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION.
A. Share capital
     Not applicable.
B. Memorandum and Articles of Association
     We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-163558) originally filed with the SEC on December 8, 2009, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on October 20, 2009.
C. Material Contracts
     We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.
D. Exchange Controls
          Please refer to Item 4, “Information on the Company — Regulation”.
E. Taxation
          The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our securities is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under state, local, non-U.S., non-PRC and non-Cayman Islands tax laws.
Cayman Islands Taxation
          The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double taxation treaties, save for a Double Taxation Arrangement with the United Kingdom which was signed on 16 June 2009 but which is not, as of the date hereof, in force. There are no exchange control regulations or currency restrictions in the Cayman Islands, apart from standard anti-money laundering legislation.
          No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of ordinary shares or warrants. However, an instrument transferring title to an ordinary share or warrant, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.
People’s Republic of China Taxation
          Under the Enterprise Income Tax Law of 2007 and its Implementation Regulations, both of which became effective on

January 1, 2008, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise. The “de facto management body” is defined as an organization that exercises material and full management and control over matters including the enterprise’s production and operations, personnel, finance and property. At present, the PRC tax authorities have not issued any guidance on the application of the new EIT Law and its Implementation Regulations on non-Chinese enterprises or non-Chinese group enterprises and their controlled entities. As a result, it is unclear what factors will be used by the PRC tax authorities to determine whether we are a “de facto management body” in China. However, a substantial number of our management members reside in the PRC, and almost all of our revenues derive from our operations in the PRC. We may therefore be treated as a resident enterprise for PRC tax purposes and be subject to an enterprise income tax rate of 25% on our worldwide income. Dividends received directly from another PRC tax resident enterprise may be exempted from the taxable income.
          Moreover, the Enterprise Income Tax and its Implementation Regulations provide that an income tax rate of 10% will be applicable to dividends payable to non-PRC shareholders that are derived from sources within the PRC, unless a tax treaty exists between the PRC and the relevant jurisdictions where such non-PRC shareholders reside and such treaty provides for a reduction or exemption of the relevant tax. If we are considered a non-resident enterprise, dividends we received from our PRC resident subsidiaries will be subject to the 10% PRC income tax. Cayman Islands, where our company was incorporated, has not concluded any tax treaty with the PRC. Upon completion of our reorganization under our Hong Kong holding company, subject to the approval of the competent tax authority in charge, this rate of tax may be lowered to 5% in compliance with the tax agreement between the PRC and Hong Kong. Furthermore, if we are treated as a resident enterprise for PRC tax purposes, it is unclear whether dividends you receive on our ordinary shares or ADSs, or the gain you may realize from the disposition of our ordinary shares, ADSs or warrants, would be treated as income derived from sources within the PRC and would be subject to PRC tax. It is also unclear whether, if we would be treated as a resident enterprise for PRC tax purposes, holders of our ordinary shares, ADSs or warrants might be able to enjoy the benefit of income tax treaties entered into between the PRC and other countries.
          On February 20, 2009, the State Administration of Taxation promulgated the Notice on Relevant Issues of Implementing Dividend Clauses under Tax Treaties, or the Notice. According to the 2009 Notice, no enterprise is entitled to enjoy preferential treatment on dividend withholding tax rates pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose for which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any tax payer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. Since the 2009 Notice is newly issued, it remains unclear how the PRC tax authorities will implement it in practice and to what extent it will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in the PRC to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary was set up for the purpose of taking advantage of the preferential tax rates on dividends, the higher 10% withholding tax rate may apply to such dividend, which will reduce the funds ultimately available to pay dividends to our shareholders.
          On August 24, 2009, the State Administration of Taxation promulgated the Administrative Measures for Enjoyment of Tax Treaty Treatments by Non-residents (Trial), or the Administrative Measures, with the effective date on October 1, 2009. Pursuant to the Administrative Measures, the treatment under tax treaties refers to the tax liabilities that should be paid according to the PRC tax laws but can be reduced or exempted under tax treaties. Where non-residents, including non-resident enterprises and non-resident individuals, enjoy special treatment under tax treaties in terms of dividends, interest, royalties or property gains, such non-residents shall apply to the competent tax authorities for examination and approval in accordance with the Administrative Measures; otherwise, they will not be able to enjoy the treatment under the tax treaties. We expect to receive approval of our preferential dividend withholding rate for our Hong Kong subsidiary. However if the preferential rate were for any reason not approved, it would reduce the funds ultimately available to pay dividends to our shareholders.
U.S. Federal Income Taxation
Introduction
          The following discusses the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares, ADSs or warrants, which we refer to collectively as our securities, by U.S. Holders, as defined below. This discussion applies only to U.S. Holders that purchase and hold the securities as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the tax considerations that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax law, such as banks, other financial institutions, insurance companies, tax-exempt entities, persons who acquired the securities pursuant to the exercise of employee stock options, participation in an employee stock purchase plan or otherwise as compensation, regulated investment companies, real estate investment trusts, dealers in securities, brokers, U.S. expatriates, persons subject to the alternative minimum tax, persons who have acquired the securities as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar or persons that own, or are deemed to own, 10% or more, by voting power, of our stock. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership holds securities, the consequences to a partner will depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding securities should consult its own tax adviser regarding the U.S. tax consequences of its investment in the securities through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. Further, the discussion below assumes that any distributions made (or deemed made) on the securities and any consideration received by a holder in consideration for the sale or other disposition of the securities will be in U.S. dollars.
          As used in this discussion, the term “U.S. Holder” means a beneficial owner of the securities that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source thereof, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date. If a beneficial owner of the securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Tax Consequences to Non-U.S. Holders of Ordinary Shares and Warrants”.
          The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have and will be complied with in accordance with their terms. For U.S. federal income tax purposes, a holder of an ADS should be treated as the beneficial owner of the ordinary shares represented by the ADSs and exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, should not be subject to U.S. federal income tax.
          The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming by U.S. Holders of ADSs of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, could be affected by future actions that the U.S. Treasury or parties to whom ADSs are pre-released may take.
          PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SECURITIES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS OR NON-U.S. TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.
Tax Consequences to U.S. Holders of Ordinary Shares and Warrants
Exercise of a Warrant
          Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant (that is, the portion of the U.S. Holder’s purchase price for a unit that is allocated to the warrant), increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant.

Sale, Taxable Exchange, Redemption or Expiration of a Warrant
          Subject to the PFIC rules discussed below, upon a sale, taxable exchange (but not exercise), or redemption of a warrant, a U.S. Holder will recognize gain or loss in an amount equal to the difference between (i) the amount realized upon such disposition (or, if the warrant is disposed of through the disposition of a unit, the portion of the amount realized on such disposition that is allocated to the warrant based on the then fair market values of the warrant and the ordinary share included in the unit) and (ii) the U.S. Holder’s tax basis in the warrant (that is, the portion of the U.S. Holder’s purchase price for a unit that is allocated to the warrant). Upon expiration of a warrant, a U.S. Holder will recognize a loss in an amount equal to the U.S. Holder’s tax basis in the warrant. Any such gain or loss would generally be treated as capital gain or loss and will be long-term capital gain or loss if the warrant was held by the U.S. Holder for more than one year at the time of such disposition or expiration. As discussed below in “Sale or other Disposition of Ordinary Shares or ADSs,” the deductibility of capital losses is subject to various limitations, as is the deduction for losses upon a taxable disposition by a U.S. Holder of a warrant (whether or not held as part of a unit) if, within a period beginning 30 days before the date of such disposition and ending 30 days after such date, such U.S. Holder has acquired (by purchase or by an exchange on which the entire amount of gain or loss was recognized by law), or has entered into a contract or option so to acquire, substantially identical securities.
          If PRC taxes apply to any gain from the disposition of a warrant by a U.S. Holder (see “Taxation — People’s Republic of China Taxation,” above), such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.
Dividends
          Subject to the discussion below under “— Passive Foreign Investment Company” and “— Controlled Foreign Corporation,” the gross amount of any distribution made by us on the ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares or ADSs or rights to acquire ordinary shares or ADSs and certain distributions in redemption of ordinary shares or ADSs, will be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when actually or constructively received by the U.S. Holder, in the case of ordinary shares, or when actually or constructively received by the depositary, in the case of ADSs. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such ordinary shares or ADSs. We, however, may not calculate earnings and profits in accordance with U.S. federal income tax principles. In this case, U.S. Holders may have to treat all distributions as dividends.
          Certain dividends received by non-corporate U.S. Holders, including individuals, in taxable years beginning before January 1, 2011, will be subject to a maximum income tax rate of 15%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to ordinary shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. A qualified foreign corporation is any non-U.S. corporation if (a) either (i) its stock is readily tradable on an established securities market in the United States or (ii) it is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, and (b) it is not a passive foreign investment company (as discussed below) for both the taxable year in which the dividend is paid and the preceding taxable year. We expect to be considered a qualified foreign corporation because our ADSs will be listed on the NYSE. Accordingly, subject to the discussions below under “— Passive Foreign Investment Company” and “— Controlled Foreign Corporation,” dividends paid by us on our ADSs should be eligible for the reduced income tax rate. In addition, if we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, see “Taxation — People’s Republic of China Taxation”. Dividends paid by us will not be eligible for the “dividends received” deduction allowed to corporate shareholders with respect to dividends received from U.S. corporations. The U.S. Treasury Department has announced its intention to promulgate rules pursuant to which U.S. Holders of the ordinary shares or ADSs and intermediaries through whom such ordinary shares or ADSs are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such rules have not yet been issued, it is not clear whether we will be in a position to comply with them. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their particular circumstances.
          Dividends paid by us will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. If PRC withholding taxes apply to dividends paid to a U.S. Holder with respect to our ADSs or ordinary shares, see “Taxation — People’s Republic of China Taxation”, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.
          Certain distributions of additional ordinary shares or ADSs to U.S. Holders with respect to their ordinary shares or ADSs that is made as part of a pro rata distribution to all shareholders will not be subject to U.S. federal income tax.
Sale or Other Disposition of Ordinary Shares or ADSs
          Subject to the discussion below under “— Passive Foreign Investment Company” and “— Controlled Foreign Corporation,” a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the ordinary shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs. Such gain or loss will be a capital gain or loss and will be long-term capital gain, taxable at a reduced rate for non-corporate U.S. Holders, including individuals, or loss if, on the date of sale or disposition, such ordinary shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss on the sale or disposition by a U.S. Holder will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes, subject to certain exceptions and limitations. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, see “Taxation — People’s Republic of China Taxation”, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. The U.S. foreign tax credit rules are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the application of such foreign tax credit rules.
Controlled Foreign Corporation
          Special rules may apply to certain U.S. Holders if we are considered a controlled foreign corporation. A controlled foreign corporation, or CFC, is a foreign corporation in which U.S. Holders, who each own directly, indirectly or constructively at least 10% of the voting power of the foreign corporation (each a U.S. 10% shareholder), collectively own more than 50% of the total combined voting power or total value of the corporation. Under the aforementioned constructive ownership rules, a U.S. Holder’s warrants (or other options to acquire shares or ADSs) will be taken into account in determining whether such U.S. Holder is a U.S. 10% shareholder. There is a possibility that we may be a CFC following the issuance of the ADSs. If we were a CFC for an uninterrupted period of 30 days or more during a taxable year, a U.S. 10% shareholder on the last day of our taxable year on which we were a CFC must include in income its pro rata share of our subpart F income and may be required to include in income its pro rata share of investment by us in U.S. property. Subpart F income includes, among other things, interest, dividends and other types of passive investment income. Further, if we were a CFC, some or all of the gain from the sale of our stock by a U.S. 10% shareholder may be characterized as ordinary dividend income rather than capital gain and the taxation of distributions made by us to such a shareholder would be subject to special rules. The particular consequences of CFC status for a U.S. 10% shareholder cannot be determined until the last day of our taxable year on which we were a CFC. However, our status as a CFC would not affect the tax treatment of a U.S. Holder that is not a U.S. 10% shareholder. Prospective investors should consult their own tax advisors to determine whether an ownership interest in us would cause them to become a U.S. 10% shareholder of our company or any of our subsidiaries and to determine the impact of such a classification.
Passive Foreign Investment Company
          Although we are unable to predict our income and the composition of our assets with certainty, based on the composition of our assets and income and the current expectations regarding the amount of the proceeds of the initial public offering, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 or 2010 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and depends on our current, future and projected financial data, the composition of our income and assets and, without limitation, on how quickly and to what extent we are and will be able to spend the cash and working capital raised in the initial public offering. In addition, a decrease in the trading price of the securities may cause us to be considered a PFIC in the current or any subsequent year. Therefore, there can be no assurances that we will not be treated as a PFIC for 2009, 2010 or any other taxable year.
          A non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income (including the gross income of certain 25% or more-owned corporate subsidiaries) is “passive income” or (ii) at least 50% of the value (including the assets of certain 25% or more-owned corporate subsidiaries) of its assets, including any cash and working capital that may be raised in an offering such as the initial public offering, based on an average of the quarterly values of the assets during such year, is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business.
          If we are a PFIC in any year during which a U.S. Holder owns the securities, such U.S. Holder may experience certain adverse tax consequences. Such U.S. Holder could be liable for additional taxes and interest charges (i) upon “excess distributions,” which include distributions received by the U.S. Holder on our securities during the year, but only to the extent that the aggregate of the distributions for the taxable year exceeds 125% of the average amount of distributions received by the U.S. Holder in the preceding three years, or (ii) upon a sale or other disposition of the securities at a gain, whether or not we continue to be a PFIC. The tax will be determined by allocating the excess distribution or recognized gain ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year and any taxable year with respect to which we were not a PFIC will be taxed as ordinary income, rather than capital gain, earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes.
          With respect to U.S. Holders of ADSs, these adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the ADSs.
          If a U.S. Holder makes a mark-to-market election with respect to the ADSs, such holder will include as ordinary income the excess, if any, of the fair market value of the ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Any gain recognized on the sale or other disposition of the securities will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. We expect the ADSs to be “marketable stock” because our ADSs will be listed on the NYSE.
          Alternatively, a U.S. Holder of stock (but not warrants) in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations, and we do not intend to prepare or provide the information that would entitle U.S. Holders to make a qualified electing fund election.
          If we are regarded as a PFIC, a U.S. Holder of ordinary shares or ADSs must make an annual return on IRS Form 8621, reporting distributions received and gains realized with respect to these interests. The reduced tax rate for dividend income, as discussed above under “— Dividends,” is not applicable to dividends paid by a PFIC. Further, if we are regarded as a PFIC, under Code Section 1289(f), which was added to the Code on March 18, 2010, a U.S. Holder of ordinary shares or ADSs may be required to file an annual information return even if such person did not recognize gain on the sale of such PFIC stock received a distribution from such PFIC, or made a QEF election with respect to such PFIC.
          A PFIC that is also a CFC (see “Controlled Foreign Corporation”, above) will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation much be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a U.S. Holder is a U.S. 10% shareholder — see “Controlled Foreign Corporation”, above).
          If we were to be considered a PFIC during a taxable year in which we are also considered a CFC, U.S. Holders who are U.S. 10% shareholders with respect to our securities will not be subject to the PFIC rules with respect to the same stock. The PFIC rules will however continue to apply to U.S. Holders who are not U.S. 10% shareholders of a CFC and U.S. Holders who cease to be U.S. 10% shareholders to a CFC.
          Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a PFIC.

Tax Consequences to Non-U.S. Holders of Ordinary Shares and Warrants
          Dividends paid to a Non-U.S. Holder in respect of ADSs or ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).
          In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of ADSs, ordinary shares or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).
          Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.
          The U.S. federal income tax treatment of a Non-U.S. Holders’s exercise of a warrant generally will correspond to the U.S. federal income tax treatment of the exercise of a warrant by a U.S. Holder, as described under “Tax Consequences to U.S. Holders of Ordinary Shares and Warrants — Exercise of Warrants” above.
Backup Withholding and Information Reporting
          Dividend payments made to U.S. Holders and proceeds paid from the sale or other disposition of their ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at a current rate of 28%. Certain exempt recipients, such as corporations, are not subject to these information reporting requirements. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).
          A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.
          Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.
          Prospective investors should consult their own tax advisors as to their qualification for an exemption from backup withholding and the procedure for obtaining this exemption.
F. Dividends and Paying Agents
     Not applicable.
G. Statement by Experts.
     Not applicable.
H. Documents on Display
     We previously filed with the Securities and Exchange Commission our registration statement on Form F-1.
     We have filed this annual report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.
     We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 450 Fifth Street N.W. Washington D.C. 20549.
     You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov . The Commission’s telephone number is 1-800-SEC-0330.
I. Subsidiaries Information
     Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
Quantitative and Qualitative Disclosures about Market Risk
          Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates, and foreign currency exchange rates.
Interest rate risk
          Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash, which is held primarily in interest-bearing bank deposits or investment products provided by PRC banks. The long-term loans outstanding as of December 31, 2009 totaled $229.3 million, relating to RMB denominated loans of $42.9 million, $21.2 million, $14.6 million, $31.8 million, $10.7 million, $41.3 million, $20.5 million, $20.9 million, $14.1 million and $11.3 million obtained by Wuliting, Yingchuan, Binglangjiang, Jiulongshan, Yuanping, Banzhu, Wangkeng, Yuheng, Ruiyang and Shapulong, respectively. The average interest rate on our long-term loans for the 2009 was 6.16%. Assuming the principal amount of the outstanding long-term borrowings remains approximately the same as of December 31, 2009 a 1.0% increase in each applicable interest rate would add approximately $2.3 million to our interest expense in 2009. We have not used derivative financial instruments in our investment portfolio. Interest-bearing instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income, in particular interest income on the proceeds from the initial public offering and from other equity financings, may fall short of expectations due to changes in market interest rates.
Foreign currency risk
          The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic condition. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 6.5%, 6.4% and 0.1% in 2007, 2008 and 2009, respectively. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and reduce their level of intervention in the foreign exchange market. Because substantially all of our earnings and cash assets are denominated in Renminbi and the net proceeds from our initial public offering were denominated, and we maintain our consolidated financial statements in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Fluctuations in the Renminbi/U.S. dollar exchange rate will also affect the relative value of any dividend we reserve that will be exchanged into U.S. dollars and earnings from, and the value of, any Renminbi-denominated investments we make in the future. We have not entered into any hedging transactions that would reduce or increase our exposure to this foreign currency exchange risk. If the value of the Renminbi was to increase before we invested the proceeds from our initial public offering in assets denominated in Renminbi or to pay Renminbi-denominated expenses, the value of those U.S. dollar-denominated proceeds would be proportionally less.
Inflation
          In recent years, China has not experienced significant inflation, and therefore inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 4.8%, 5.9% and 5.2% in 2007, 2008 and 2009, respectively. Based on the upward change of the Consumer Price Index in late 2007, the PRC government announced measures to restrict bank lending and investment in China in order to reduce inflationary pressures on China’s economy. The People’s Bank of China’s benchmark loan interest rate for one-year RMB denominated loans was 6.12%, 7.47% and 5.31% in 2007, 2008 and 2009, respectively.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
     Not applicable.
PART II.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
     None of these events occurred in any of the years ended December 31, 2007, 2008 and 2009.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
     Not applicable.
ITEM 15. CONTROLS AND PROCEDURES.
Evaluation of Disclosure Controls and Procedures
     Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report (the “Evaluation Date”), have concluded that our disclosure controls and procedures were effective as of the Evaluation Date.
Internal Control over Financial Reporting
     Please refer to “Item 5. Operating and Financial Review and Prospects — Internal Control Over Financial Reporting.”
     This annual report does not include a report of management’s assessment regarding internal control over financial reporting or in an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Changes in Internal Control over Financial Reporting
     As reported in “Item 5. Operating and Financial Review and Prospects — Internal Control Over Financial Reporting,” there were material weaknesses identified in our internal control over financial reporting. In order to remedy the material weaknesses, we have undertaken various initiatives to strengthen our internal control over financial reporting and improve our U.S. GAAP financial closing-related policies and procedures. These initiatives include hiring additional qualified professionals with relevant experience for our finance and accounting department, increasing the level of interaction among our management, audit committee and other external advisors, establishing formal financial review and monitoring functions and policies, provide additional training to our existing personnel, including areas of new and emerging accounting standards, enhance our accounting and finance policy and procedure manuals to provide guidance to our finance and accounting department.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.
     Our audit committee consists of Mr. Anthony Dixon, Dr. Yong Cao and Mr. Stephen Outerbridge, each of whom we believe satisfies the “independence” requirements under current NYSE rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Dixon acts as the chairman of our audit committee. Our board of directors has determined that Mr. Dixon qualifies as an “audit committee financial expert” under applicable SEC rules.
ITEM 16B. CODE OF ETHICS.
     Our board of directors has adopted a code of business conduct and ethics that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent auditors during the periods indicated below.

	For the Year
	Ended December 31,
	2008	2009
	(In US $ thousands)
Audit fees(1)	2,595	3,153
Audit-related fees(2)	—	86
Tax fees	—	—
Other fees	—	—

(1)	Audit fees consist of fees associated with the annual audit, the reviews of our interim financial statements and statutory audits, the audit and report on the financial statements of the entities acquired by the Company. They also include the audit and review of financial statements and other assurance services rendered in connection with our initial public offering on January 25, 2010. Fees billed for those services that are normally provided by the independent auditors in connection with statutory and regulatory filings are also included.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent auditors for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
     None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
          None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.
          Not applicable.
ITEM 16G. CORPORATE GOVERNANCE.
Differences Between the Our Current Corporate Governance Practices and the NYSE Corporate Governance Requirements Applicable to Domestic US Companies
     Our American Depositary Shares are listed on the New York Stock Exchange (the “NYSE”). As such, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE-listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. A NYSE-listed non-US company is simply required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors. We are committed to a high standard of corporate governance. As such, we endeavor to comply with the NYSE corporate governance practices and there is no significant difference between our corporate governance practices and what the NYSE requires of domestic

US companies.
PART III.
ITEM 17. FINANCIAL STATEMENTS.
     We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS.
     Our consolidated financial statements are included at the end of this annual report.
ITEM 19. EXHIBITS.

1 .1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

2 .1	Form of Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

2 .2	Form of Deposit Agreement between the Registrant and the Bank of New York Mellon as depositary (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

2 .3	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2)

2 .4	Amended and Restated Shareholders Agreement, dated October 27, 2009, amongst the Registrant and its shareholders (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

2 .5	Amended and Restated Right of First Offer and Co-Sale Agreement, dated October 27, 2009, amongst the Registrant and its shareholders (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

2 .6	Form of Unit Certificate (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

3 .1	Amended and Restated Limited Liability Company Agreement of China Hydro, LLC, adopted as of November 6, 2006 (incorporated by reference to Exhibit 9.1 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .1	Warrant to Purchase Common Shares of the Registrant by China Hydro, LLC, dated November 10, 2006 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .2	2008 Share Incentive Plan of the Registrant and form of Option Agreement (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .3	Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .4	Sino-Foreign Equity Joint Venture Contract entered into by the Registrant, Zhejiang Water Resources and Hydroelectric Investment Group Co., Ltd. and Zhejiang Guangning Hydroelectric Development Co., Ltd. on November 6, 2007 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .5	Contract for Transfer of Fifty Percent of the Equity Interests of Yunhe County Shapulong Hydropower Generation Co., Ltd. entered into by Yunhe County Yunhe State-Owned Assets Management Co., Ltd. and the Registrant on October 12, 2007 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .6	(Intentionally left blank)

4 .7	Share Transfer and Capital Increase Contract entered into by the Registrant, and Ye Jian Hua, Zhou Jian Bin and Zhejiang Dahua Construction Group Co., Ltd. on March 15, 2007 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .8	Supplemental Agreement entered into by the Registrant, Ye Jian Hua, Zhou Jian Bin and Zhejiang Dahua Construction Group Co., Ltd. on March 27, 2007 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .9	Share Transfer Agreement for Pingnan County Wangkeng Hydroelectric Co., Ltd. entered into by Sanming City Chenyang Hydroelectric Co., Ltd., Sanming City Fufeng Industrial Co., Ltd, Beijing Xunjing Interactive Technology Co., Ltd., Huang Shao Jian, Yu Rong Ji, Zhang Rong Bin, Sun Xiao Dong, Xie Fang Wu, Ye Chang He and the Registrant on August 9, 2008 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .10	Equity Joint Venture Contract for the establishment of Pingnan County Wangkeng Hydroelectric Co., Ltd. entered into by the Registrant and Sanming City Chenyang Hydroelectric Co., Ltd. on August 10, 2008 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .11	Equity Interest Transfer Contract entered into by Guangsha Construction Group Co., Ltd., Lu Chunliang and the Registrant regarding Qingtian Wuliting Hydropower Development Co., Ltd. on December 13, 2007 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .12	Equity Interest Transfer Contract entered into by Zhejiang Guangsha Stock Co., Ltd., Zhejiang Guangsha Hydropower Investment Co., Ltd. and the Registrant regarding Zhejiang Province Jingning Yingchuan Hydropower Development Co., Ltd. on December 13, 2007 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .13	Equity Interest Transfer Contract entered into by Guangsha Construction Group Co., Ltd., Lu Chunliang and the Registrant regarding Suichang County Jiulongshan Hydropower Development Co., Ltd. on December 13, 2007 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .14	Agreement relating to the Sale and Purchase of the equity of Sunpower Asia Limited entered into by the Registrant and Sanming Ruifeng Hydropower Investment Co., Ltd. on July 11, 2008 (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .15	Equity Interest Transfer Contract entered into by the Registrant, Sanming Ruifeng Hydropower Investment Co., Ltd. and Yong’an Ruifeng Hydroelectric Ltd. on July 11, 2008 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .16	Contract on Transfer of Ten Percent Equity Interests of Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered into by China Hydroelectric Corporation (Hong Kong) Limited and Sanming Ruifeng Economic Technological Development Ltd. on January 30, 2009 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .17	Supplemental Agreement of the Contract on Transfer of Ten Percent Equity Interests of Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered into by Sanming Ruifeng Economic Technological Development Ltd., China Hydroelectric Corporation (Hong Kong) Limited, Sanming Ruifeng Hydropower Investment Co., Ltd. and the Registrant on January 30, 2009 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .18	Joint Venture Contract Among Foreign Investors for Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered into by the Registrant, China Hydroelectric Corporation (Hong Kong) Limited and Sunpower Asia Limited in February 2009 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .19	Share Transfer Agreement for Pingnan County Yuheng Hydropower Co., Ltd. entered into by the Registrant and Fujian Province Anheng Assets Management Co., Ltd., Shanghai Yufeng Hotel Management Co., Ltd., Chen Can Ling, Wang Jiang, Zhang Rong Bin and Zhou Jian Biao on August 15, 2008 (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .20	Share Transfer Agreement for Pingnan County Yuanping Hydroelectric Co., Ltd. entered into by the Registrant and Lin Yun, Wu Ting Li, Zhang Yao Fang and Zhou Jian on August 15, 2008 (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .21	Consulting Agreement with Michael H. Best entered into on August 1, 2009† (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .22	Power Purchase Contract entered into by Yunnan Huabang Electric Power Development Co., Ltd. and Yunnan Dehong Electric Power Co., Ltd. on June 19, 2009 (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .23	Supplemental Agreement to Power Purchase and Sale Contract entered into by Yunnan Huabang Electric Power Development Co., Ltd. and Yunnan Dehong Electric Power Co., Ltd. on June 19, 2009 (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .24	Grid Connection and Dispatching Agreement entered into by Yunnan Dehong Electric Power Co., Ltd. and Yingjiang County Huafa Electric Power Development Co., Ltd. (formerly Yunnan Huabang Electric Power Development Co., Ltd.) on January 15, 2004 (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .25	Grid Connection and Dispatching Agreement entered into by Sichuan Cangxi Electric Power Co., Ltd. and Sichuan Huabang Hydroelectric Development Co., Ltd. on May 17, 2009 (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .26	Power Purchase and Sale Contract entered into by Sichuan Cangxi Electric Power Co., Ltd. and Sichuan Huabang Hydroelectric Development Co., Ltd. on May 16, 2009 (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .27	Grid Connection Economic Agreement entered into by Lishui Electric Power Bureau and Yunhe County Shapulong Hydropower Generation Co., Ltd. in October 2008 (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .28	Grid Connection and Dispatching Agreement for Wangkeng Hydropower Station entered into by Fujian Province Ningde Electric Power Industry Bureau and Pingnan County Wangkeng Hydroelectric Co., Ltd. on July 21, 2008 (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .29	Power Purchase and Sales Contract for Wangkeng Hydropower Station entered into by Fujian Province Electric Power Co., Ltd. and Pingnan County Fushun Hydroelectric Co., Ltd. on October 28, 2004 (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .30	Grid Connection and Dispatching Agreement for Wuliting Hydropower Station entered into by Lishui Electric Power Bureau and Qingtian Wuliting Hydroelectric Development Co., Ltd. on November 20, 2008 (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .31	Grid Connection Economic Agreement entered into by Lishui Electric Power Bureau and Qingtian Wuliting Hydroelectric Development Co., Ltd. in November, 2007 (incorporated by reference to Exhibit 10.31to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .32	Grid Connection and Dispatching Agreement for Jingning Yingchuan Hydropower Station entered into by Lishui Electric Power Bureau and Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. on November 20, 2008 (incorporated by reference to Exhibit 10.32to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .33	Grid Connection Economic Agreement entered into by Lishui Electric Power Bureau and Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. in November 2007 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .34	Intent Agreement of Conformity of Power Purchase and Supply in Rongping Supply Area entered into by Fujian Province Pingnan County Power Supply Co., Ltd., Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd., Pingnan County Hengli Hydroelectric Co., Ltd. and Pingnan County Yuheng Hydropower Co., Ltd. on August 31, 2007 (incorporated by reference to Exhibit 10.34 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .35	Grid Connection and Dispatching Agreement for Pingnan Yuanping Hydropower Station of Fujian Province entered into by Fujian Province Pingnan County Power Supply Co., Ltd. and Pingnan County Yuheng Hydropower Co., Ltd. on December 26, 2008 (incorporated by reference to Exhibit 10.35 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .36	Power Purchase and Sale Contract for old Yuanping Hydropower Station entered into by Fujian Province Pingnan County Power Supply Co., Ltd. and Pingnan County Yuheng Hydropower Co., Ltd. in December 2008 (incorporated by reference to Exhibit 10.36 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .37	Grid Connection and Dispatching Agreement for Yuanping Technological Upgrading Hydropower Station of Fujian Province entered into by Fujian Province Pingnan County Power Supply Co., Ltd. and Pingnan County Yuanping Hydroelectric Co., Ltd. on December 26, 2008 (incorporated by reference to Exhibit 10.37 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .38	Power Purchase and Sale Contract for Technological Upgrading Project of Yuanping Hydropower Station entered into by Fujian Province Pingnan County Power Supply Co., Ltd. and Pingnan County Yuanping Hydroelectric Co., Ltd. in December 2008 (incorporated by reference to Exhibit 10.38 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .39	Grid Connection and Dispatching Agreement for Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered by Fujian Province Sanming Power Industry Bureau and Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. on September 22, 2006 (incorporated by reference to Exhibit 10.39 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .40	Grid Connection and Power Purchase Agreement entered into by Fujian Province Sanming Power Industry Bureau and Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. on April 30, 1997 (incorporated by reference to Exhibit 10.40 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .41	Share Transfer Contract for Longquan Ruiyang Cascade II Hydroelectric Co., Ltd. entered into by Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd., Guangdong Qingneng Power Generation Group Co., Ltd. and Yao Lin Fu on August 11, 2009 (incorporated by reference to Exhibit 10.41 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .42	Share Transfer Contract for Thirteen Percent of the Equity Interests of Yunhe County Shapulong Hydropower Generation Co., Ltd. entered into by Zhejiang Province Water Resources and Hydroelectric Investment Group Co., Ltd. and the Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. on June 29, 2009 (incorporated by reference to Exhibit 10.42 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .43	Share Transfer Contract for Yunhe County Shapulong Hydropower Generation Co., Ltd. entered into by Zhejiang Guangning Hydroelectric Development Co., Ltd. and the Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. on July 22, 2009 (incorporated by reference to Exhibit 10.43 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .44	Grid Connection Economic Agreement entered into by Longquan Ruiyang Cascade II Hydroelectric Co., Ltd. and Lishui Power Industry Bureau in April 2007 (incorporated by reference to Exhibit 10.44 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .45	Grid Connection and Dispatching Agreement entered into by Longquan Ruiyang Cascade II Hydroelectric Co., Ltd. and Lishui Power Industry Bureau, Dispatching and Communication Center, on October 18, 2003 (incorporated by reference to Exhibit 10.45 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .46	Renminbi Loan Agreement (Long/Medium Term) entered into by Qingtian Wuliting Hydroelectric Development Co., Ltd. and Bank of China Limited, Lishui City Dayang Sub-branch, on March 19, 2009 (incorporated by reference to Exhibit 10.46 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .47	Medium/Long-Term Renminbi Loan Contract entered into by Pingnan County Wangkeng Hydroelectric Co., Ltd. and Industrial Bank Co., Ltd., Ningde Branch, on March 24, 2009 (incorporated by reference to Exhibit 10.47 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .48	Renminbi Loan Contract (Medium/Long Term) entered into by Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. and Bank of China Limited, Fujian Province Branch, on June 16, 2009 (incorporated by reference to Exhibit 10.48 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .49	Loan Contract entered into by Suichang County Jiulongshan Hydroelectric Development Co., Ltd. and Agricultural Bank of China, Lishui City Branch, on June 19, 2009 (RMB9.0 million) (incorporated by reference to Exhibit 10.49 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .50	Loan Contract entered into by Suichang County Jiulongshan Hydroelectric Development Co., Ltd. and Agricultural Bank of China, Lishui City Branch, on June 19, 2009 (RMB216.0 million) (incorporated by reference to Exhibit 10.50 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .51	Memorandum of Understandings entered into by Bank of China, Fujian Branch, and China Hydroelectric Corporation in July 2009 (incorporated by reference to Exhibit 10.51 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .52	Employment Agreement entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and Fang Chen on July 1, 2008 (incorporated by reference to Exhibit 10.52 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .53	Employment Agreement entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and You-Su Lin on July 1, 2008 (incorporated by reference to Exhibit 10.53 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .54	Employment Agreement entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and Gan Wu on July 1, 2008 (incorporated by reference to Exhibit 10.54 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .55	Employment Agreement entered into by China Hydroelectric Corporation and Mary E. Fellows on January 1, 2009 (incorporated by reference to Exhibit 10.55 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .56	Employment Agreement entered into by China Hydroelectric Corporation and “James” Tie Li on January 1, 2009 (incorporated by reference to Exhibit 10.56 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .57	Employment Agreement entered into by China Hydroelectric Corporation and John D. Kuhns on January 1, 2009 (incorporated by reference to Exhibit 10.57 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .58	Employment Agreement entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and Xinchun Lian on October 1, 2008, as amended on January 13, 2009 (incorporated by reference to Exhibit 10.58 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .59	Labor Contract entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and Shu Zhang on May 12, 2009 (incorporated by reference to Exhibit 10.59 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .60	Labor Contract entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and Gang Meng on April 7, 2008, as amended on November 1, 2008† (incorporated by reference to Exhibit 10.60 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .61	Capital Increase Agreement for Henan Wuyue Storage Power Generation Co., Ltd. entered into by China Hydroelectric Corporation and Henan Lan Tian Group Co., Ltd. on October 22, 2009 (incorporated by reference to Exhibit 10.61 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .62	Form of Warrant to Purchase Ordinary Shares of the Registrant by Broadband Capital Management LLC to be dated the closing of the initial public offering (incorporated by reference to Exhibit 10.62 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .63	Warrant to Purchase Units Consisting of Ordinary Shares and Warrants to Purchase Ordinary Shares of the Registrant by Morgan Joseph & Co. Inc. dated November 10, 2006 (283,333 Units) (incorporated by reference to Exhibit 10.63 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .64	Warrant to Purchase Units Consisting of Ordinary Shares and Warrants to Purchase Ordinary Shares of the Registrant by Morgan Joseph & Co. Inc. dated November 10, 2006 (550,000 Units) (incorporated by reference to Exhibit 10.64 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .65	Warrant to Purchase Common Shares of the Registrant by JMG Capital Partners, L.P. dated September 28, 2007 (incorporated by reference to Exhibit 10.65 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .66	Warrant to Purchase Common Shares of the Registrant by JMG Triton Offshore Fund, Ltd. dated September 28, 2007 (incorporated by reference to Exhibit 10.66 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .67	Warrant to Purchase Preferred Shares or Ordinary Shares, as Applicable, of the Registrant by Morgan Joseph & Co. Inc. dated January 28, 2008 (incorporated by reference to Exhibit 10.67 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .68	Letter Agreement between the Registrant and Vicis Capital Master Fund dated April 11, 2007 (incorporated by reference to Exhibit 10.68 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .69	Form of warrant agreement (incorporated by reference to Exhibit 10.69 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4 .70	Share Transfer Contract for Yingjiang County Qingrui Husahe Power Co., Ltd. dated as of March 2, 2010 between Dehong Qinrui (Group) Power Investment and Development Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd.

4 .71	Share Transfer Contract for Fugong County Hengda Hydropower Generation Co., Ltd. (Aluhe Hydropower Station and Zilenghe Hydropower Station) dated as of April 14, 2010 between Yunnan Minfa Hydroelectric Development Group Co., Ltd., Xiamen Minrui Investment Co., Ltd. and Fujian Huabang Hydroelectric Investment Co., Ltd.

4 .72	Share Transfer Contract for Fugong Xineng Power Development Co., Ltd. (Latudihe Hydropower Station) dated as of April 14, 2010 between Yunnan Minhe Hydroelectric Investment Co., Ltd. and Fujian Huabang Hydroelectric Investment Co., Ltd.

4 .73	Supplemental Agreement on the Power Purchase and Sale Contract for the Year of 2010 (Contract Number: De Dian Si 2010-011) for Binglangjiang Power Station and Binglangjiang Expanded Power Station dated as of March 31, 2010 between Yunnan Huabang Electric Power Development Co., Ltd. and Dehong Power Supply Co., Ltd.

4 .74	Supplemental Agreement on the Power Purchase and Sale Contract for the Year of 2010 (Contract Number: 2010-009) for Husahe Cascade III & VI Power Station and Mangxian Power Station

4 .75	Power Purchase Agreement (contract Number: De Dian Si 2009-079) (Binglangjiang expanded Power Station) dated as of November 4, 2009 between Dehong Power Supply Co., Ltd. and Yunnan Huabang Electric Power development Co.

4 .76	Supplemental Agreement on the Power Purchase and Sale Contract for the Year of 2009 (Contract Number: De Dian Si 2009-079) (Binglangjiang expanded Power Station) dated as of November 4, 2009 between Dehong Power Supply Co., Ltd and Yunnan Huabang Electric Power Development Co.

4 .77	Grid Connection Agreement (Serial Number: De Dian Ru Wang No. 2009-003) dated as of July 16, 2009 between Yunnan Dehong Electric Power Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd.

4 ..78	Share Transfer Contract for Luquan Xiaopengzu Power Generation Co., Ltd. dated as of April 23, 2010 among Fujian Huabang Hydroelectric Investment Co., Ltd. and various individual parties thereto

8 .1	Subsidiaries of the Registrant

11 .1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

12 .1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12 .2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13 .1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13 .2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15 .1	Calculation of Effective Tariff Rate, Effective Utilization Rate and Weighted Average Effective Utilization Rate

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: May 24, 2010

CHINA HYDROELECTRIC CORPORATION

/s/ “James” Tie Li
Name:	“James” Tie Li
Title:	Executive Vice President and Chief Financial Officer

Index to Consolidated Financial Statements
China Hydroelectric Corporation

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
China Hydroelectric Corporation
We have audited the accompanying consolidated balance sheets of China Hydroelectric Corporation as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Hydroelectric Corporation at December 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young Hua Ming
Beijing, the People’s Republic of China
May 24, 2010

China Hydroelectric Corporation
Consolidated Balance Sheets as of December 31, 2008 and 2009
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

				Pro-Forma
				Balance
				Sheet at
		December 31,		December 31,
	Notes	2008	2009	2009
				(Unaudited)
				Note 2(b)
ASSETS
Current assets:
Cash and cash equivalents		38,693	31,618	31,618
Accounts receivable (net of allowance for doubtful accounts of US$nil as of December 31, 2008 and 2009)	4	3,137	8,434	8,434
Deferred tax assets	12	1,166	489	489
Amounts due from related parties	26	13	—	—
Amounts due from an equity investee	2(h)	4,534	—	—
Prepayments and other current assets	5	9,437	4,582	4,582

Total current assets		56,980	45,123	45,123

Non-current assets:
Investment in an equity investee	2(h)	4,295	—	—
Deferred initial public offering costs	6	6,032	12,774	—
Property, plant and equipment, net	7	365,190	423,200	423,200
Intangible assets, net	8	3,666	4,513	4,513
Goodwill	9	96,533	107,824	107,824
Deferred tax assets		—	1,231	1,231
Other non-current assets		872	399	399

Total non-current assets		476,588	549,941	537,167

TOTAL ASSETS		533,568	595,064	582,290

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable		6,259	1,305	1,305
Short-term loans	13	8,781	7,098	7,098
Current portion of long-term loans	13	29,037	56,809	56,809
Warrant liability	17	540	14,333	14,333
Amounts due to related parties	26	242	242	242
Amounts due to an equity investee	2(h)	2	—	—
Deferred tax liabilities		—	1	1
Accrued expenses and other current liabilities	10	32,424	22,704	22,704

Total current liabilities		77,285	102,492	102,492

Non-current liabilities:
Long-term loans	13	138,133	172,469	172,469
Deferred tax liabilities	12	13,415	18,805	18,805
Other non-current liabilities	14	568	104	104

Total non-current liabilities		152,116	191,378	191,378

Total liabilities		229,401	293,870	293,870

Commitments and contingencies	22

China Hydroelectric Corporation
Consolidated Balance Sheets as of December 31, 2008 and 2009-(Continued)
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

				Pro-Forma
				Balance Sheet
				at
		December 31,		December 31,
	Notes	2008	2009	2009
				(Unaudited)
Convertible redeemable preferred shares
Series A (par value US$0.001 per share; 2,500,000 shares authorized; 152,193 shares issued and outstanding as of December 31, 2008 and 2009)	16	164,705	184,541	—
Series B (par value US$0.001 per share; 2,500,000 shares authorized; 129,000 shares issued and outstanding as of December 31, 2008 and 2009)	16	134,531	148,943	—
Series C (par value US$0.001 per share; 1,000,000 shares authorized; nil and 20,000 shares issued and outstanding as of December 31, 2008 and 2009)	16	—	20,356	—

Shareholders’ equity

China Hydroelectric Corporation shareholders’ equity (deficit):
Ordinary shares (par value US$0.001 per share, 130,000,000 shares authorized; 15,541,666 shares issued and outstanding as of December 31, 2008 and 2009)	18	16	16	134
Additional paid-in capital		38,241	36,251	377,199
Accumulated other comprehensive income		10,819	11,065	11,065
Accumulated deficit		(44,895)	(100,767)	(100,767)

Total China Hydroelectric Corporation shareholders’ equity (deficit)		4,181	(53,435)	287,631
Noncontrolling interests		750	789	789

Total shareholders’ equity (deficit)		4,931	(52,646)	288,420

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)		533,568	595,064	582,290

The accompanying notes are an integral part of these consolidated financial statements.

China Hydroelectric Corporation
Consolidated Statements of Operations for the Years Ended December 31, 2007, 2008 and 2009
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	Notes	For the Years Ended December 31,
		2007	2008	2009
Revenues		2,434	14,715	36,175
Cost of revenues		(813)	(6,025)	(17,183)

Gross profit		1,621	8,690	18,992

Operating expenses:
General and administrative expenses		(2,560)	(6,761)	(9,099)

Total operating expenses		(2,560)	(6,761)	(9,099)

Operating (loss) income		(939)	1,929	9,893

Interest income		1,051	1,340	510
Interest expenses	21	(3,275)	(5,847)	(14,228)
Change in fair value of derivative financial liabilities and warrant liability	15, 17	(266)	420	(13,793)
Exchange loss		(1,095)	(1,067)	(23)
Share of losses in an equity investee		(27)	(503)	(70)
Other income (loss), net	23	8	144	(225)

Loss before income tax expenses		(4,543)	(3,584)	(17,936)

Income tax expenses	11	(17)	(444)	(1,492)

Consolidated net loss		(4,560)	(4,028)	(19,428)

Less:
Net loss attributable to noncontrolling interests		—	41	32

Net loss attributable to China Hydroelectric Corporation shareholders		(4,560)	(3,987)	(19,396)

Less:
Cumulative dividends on Series A convertible redeemable preferred shares		—	(14,680)	(19,836)
Cumulative dividends on Series B convertible redeemable preferred shares		—	(5,531)	(14,412)
Cumulative dividends on Series C convertible redeemable preferred shares		—	—	(356)
Changes in redemption value of Series A convertible redeemable preferred shares		—	(10,569)	—
Changes in redemption value of Series B convertible redeemable preferred shares		—	(4,134)	—
Changes in redemption value of Series C convertible redeemable preferred shares		—	—	(1,872)

Loss attributable to ordinary shareholders		(4,560)	(38,901)	(55,872)

Basic and diluted net loss attributable to ordinary shareholders per share	19	(0.33)	(2.50)	(3.59)
Weighted average ordinary shares used in basic and diluted net loss attributable to ordinary shareholders per share computation	19	13,817,466	15,554,416	15,541,666

Pro forma basic and diluted net loss attributable to ordinary shareholders per share on an as converted basis	31			(0.16)
Shares used in pro forma basic and diluted net loss attributable to ordinary shareholders per share computation	31			122,427,137
The accompanying notes are an integral part of these consolidated financial statements.

China Hydroelectric Corporation
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2008 and 2009
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	For the Years Ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Consolidated net loss	(4,560)	(4,028)	(19,428)
Adjustments to reconcile consolidated net loss to net cash (used in) provided by operating activities:
Depreciation of property, plant and equipment	572	4,755	12,399
Amortization of intangible assets	66	108	182
Deferred income taxes	—	46	795
Share of losses in an equity investee	27	503	70
Amortization of long-term notes discounts	833	139	—
Change in fair value of derivative financial liabilities and warrant liability	266	(420)	13,793
Amortization of debt issuance costs	293	47	23
Accretion of guarantee fee payable	—	105	10
Accretion of guarantee deposit	—	—	45
Amortization of unfavorable contract obligations	—	(3)	(660)
Amortization of government grant	—	(11)	—
Share-based compensation expenses	—	—	571
Loss from disposal of property, plant and equipment	—	—	276
Remeasurement gain on pre-existing interest in an equity investee at acquisition-date fair value (Note 3)	—	—	(105)
Exchange loss	1,095	1,067	23
Changes in operating assets and liabilities:
Accounts receivable	(172)	(8)	(3,674)
Amounts due from an equity investee	—	(1,560)	(125)
Amounts due from related parties	—	28	13
Prepayments and other current assets	(1,537)	2,166	304
Other non-current assets	—	42	969
Accounts payable	(552)	(2,068)	(1)
Amounts due to related parties	—	88	(2)
Accrued expenses and other current liabilities	(594)	1,374	(4,265)

Net cash (used in) provided by operating activities	(4,263)	2,370	1,213

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	(466)	(183,268)	(32,283)
Acquisition of an equity investee	(4,612)	—	—
Acquisition of an intangible asset	—	—	(1,025)
Cash advancement to an acquired business prior to the acquisition date	(16,182)	—	—
Acquisition of property, plant and equipment	(535)	(32,944)	(1,757)
Proceeds from disposal of property, plant and equipment	—	—	190
Payment to contractors for construction projects	(2,005)	(2,394)	(13,380)
Loans to an equity investee	—	(2,802)	(3,937)
Repayment of loans by an equity investee	—	—	3,486
Restricted cash	50,340	—	—

Net cash provided by (used in) investing activities	26,540	(221,408)	(48,706)

China Hydroelectric Corporation
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2008 and 2009
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	For the Years Ended December 31,
	2007	2008	2009
Cash flows from financing activities:
Purchase of subsidiary shares from noncontrolling interests	—	—	(2,490)
Proceeds from issuance of convertible redeemable preferred shares	—	279,025	20,000
Proceeds from short-term loans	—	—	4,391
Proceeds from long-term loans	—	4,280	129,234
Proceeds from government grant	—	115	—
Payment of deferred initial public offering costs	—	(4,224)	(7,142)
Payment of convertible redeemable preferred shares issuance costs	—	(13,804)	(1,872)
Payment of debt issuance costs	(2,460)	(307)	(299)
Payment of equity issuance costs	—	(46)	—
Payment of Business Combination Payment (Note 15)	(2,500)	—	—
Repayment of short-term loans	—	(606)	(6,082)
Repayment of long-term loans	(2,466)	(12,185)	(95,287)
Repayment of long-term notes	—	(9,907)	—

Net cash (used in) provided by financing activities	(7,426)	242,341	40,453

Net increase (decrease) in cash and cash equivalents	14,851	23,303	(7,040)

Effect of changes in exchange rate on cash and cash equivalents	127	(216)	(35)

Cash and cash equivalents at the beginning of the period	628	15,606	38,693

Cash and cash equivalents at the end of the period	15,606	38,693	31,618

Supplementary disclosure of cash flow information
Interest paid	2,552	9,134	14,051
Income taxes paid	—	171	1,015

Non-cash activities:
Conversion of long-term notes into ordinary shares	39,124	—	—
Transfer of unamortized debt issuance costs to equity upon conversion of long-term notes into ordinary shares	3,096	—	—
Non-cash portion of equity issuance costs incurred from conversion of long-term notes into ordinary shares	46	—	—
Non-cash portion of deferred initial public offering costs	—	1,808	1,640
Convertible redeemable preferred shares issued as dividends	—	20,211	34,604
Non-cash portion of acquisition of subsidiaries	—	4,143	720
Non-cash portion of acquisition of property, plant and equipment	—	5,809	1,072
Warrants issued in exchange for advisory services	—	899	—
     The accompanying notes are an integral part of these consolidated financial statements.

China Hydroelectric Corporation
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2007, 2008 and 2009
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	China Hydroelectric Corporation shareholders
				Accumulated
	Number of		Additional	other			Total
	ordinary	Ordinary	paid-in	comprehensive	Accumulated	Noncontrolling	shareholders’	Comprehensive
	shares	shares	capital	income	deficit	interests	equity (deficit)	income (loss)
Balance at December 31, 2006	8,875,000	9	2,266	—	(1,434)	—	841	—

Issuance of ordinary shares upon conversion of long-term convertible notes	6,833,333	7	35,975	—	—	—	35,982	—
Issuance of warrants (Note 17)	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	2,143	—	—	2,143	2,143
Net loss	—	—	—	—	(4,560)	—	(4,560)	(4,560)

Balance at December 31, 2007	15,708,333	16	38,241	2,143	(5,994)	—	34,406	(2,417)

Repurchase of ordinary shares	(166,667)	—	—	—	—	—	—	—
Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—	—	(14,680)	—	(14,680)	—
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—	—	(5,531)	—	(5,531)	—
Changes in redemption value of Series A convertible redeemable preferred shares	—	—	—	—	(10,569)	—	(10,569)	—
Changes in redemption value of Series B convertible redeemable preferred shares	—	—	—	—	(4,134)	—	(4,134)	—
Noncontrolling interest in an acquired subsidiary	—	—	—	—	—	791	791	—
Foreign currency translation adjustment	—	—	—	8,676	—	—	8,676	8,676
Net loss	—	—	—	—	(3,987)	(41)	(4,028)	(4,028)

Balance at December 31, 2008	15,541,666	16	38,241	10,819	(44,895)	750	4,931	4,648

The accompanying notes are an integral part of these consolidated financial statements.

China Hydroelectric Corporation
Consolidated Statements of Changes in Shareholders’ Equity
for the Years Ended December 31, 2007, 2008 and 2009 (Continued)
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	China Hydroelectric Corporation shareholders
				Accumulated
	Number of		Additional	other			Total
	ordinary	Ordinary	paid-in	comprehensive	Accumulated	Noncontrolling	shareholders’	Comprehensive
	shares	shares	capital	income	deficit	interests	equity (deficit)	income (loss)
Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—	—	(19,836)	—	(19,836)	—
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—	—	(14,412)	—	(14,412)	—
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	—	—	(356)	—	(356)	—
Changes in redemption value of Series C convertible redeemable preferred shares	—	—	—	—	(1,872)	—	(1,872)	—
Purchase of subsidiary shares from noncontrolling interests	—	—	(2,561)	—	—	71	(2,490)	—
Share-based compensation expenses	—	—	571	—	—	—	571	—
Foreign currency translation adjustment	—	—	—	246	—	—	246	246
Net loss	—	—	—	—	(19,396)	(32)	(19,428)	(19,428)

Balance at December 31, 2009	15,541,666	16	36,251	11,065	(100,767)	789	(52,646)	(19,182)

The accompanying notes are an integral part of these consolidated financial statements.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
China Hydroelectric Corporation (the “Company”) was incorporated on July 10, 2006 under the laws of the Cayman Islands to serve as a vehicle for the acquisition of equity interest in companies with hydroelectric assets in the People’s Republic of China (the “PRC” or “China”). The Company and its subsidiaries (the “Group”) are principally engaged in the operation and development of hydroelectric assets and the generation of hydroelectric power in the PRC.
The Company does not conduct any substantive operation of its own and conducts its primary business operations through its subsidiaries. During the years ended December 31, 2007, 2008 and 2009, the Company made three, seven and three acquisitions of hydroelectric entities, respectively. Details of each acquisition are disclosed in Note 3.
In December 2009, the Company transferred one hydroelectric power project from Suichang County Jiulongshan Hydroelectric Development Co., Ltd. to the newly established Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. Both entities are wholly owned by the Company.
As of December 31, 2009, the Company’s subsidiaries included the following entities:

	Place of	Date of Establishment/	Percentage of	Principal
	Incorporation	Acquisition	Ownership	Activities
Subsidiaries

Beijing A.B.C. Investment Consulting Co., Ltd. (“ABC”)	PRC	April 19, 2007	100%	Provision of general and administrative services to group companies

Yunnan Huabang Electric Power Development Co., Ltd. (“Binglangjiang”)	PRC	April 25, 2007	100%	Operation and development of hydroelectric assets

Sichuan Huabang Hydroelectric Development Co., Ltd. (“Liyuan”)	PRC	May 21, 2007	100%	Operation and development of hydroelectric assets

Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. (“Yingchuan”)	PRC	January 31, 2008	100%	Operation and development of hydroelectric assets

Qingtian Wuliting Hydroelectric Development Co., Ltd. (“Wuliting”)	PRC	January 31, 2008	100%	Operation and development of hydroelectric assets

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

	Place of	Date of Establishment/	Percentage of	Principal
	Incorporation	Acquisition	Ownership	Activities
Subsidiaries

Suichang County Jiulongshan Hydroelectric Development Co., Ltd. (“Jiulongshan”)	PRC	January 31, 2008	100%	Operation and development of hydroelectric assets

China Hydroelectric Corporation (Hong Kong) Limited (“CHC HK”)	HK	June 25,2008	100%	Investment holding company

Pingnan County Yuheng Hydropower Co., Ltd. (“Yuheng”)	PRC	October 21, 2008	100%	Operation and development of hydroelectric assets

Pingnan County Wangkeng Hydroelectric Co., Ltd. (“Wangkeng”)	PRC	October 21, 2008	90%	Operation and development of hydroelectric assets

Pingnan County Yuanping Hydroelectric Co., Ltd. (“Yuanping”)	PRC	October 22, 2008	100%	Operation and development of hydroelectric assets

Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. (“Banzhu”)	PRC	October 22, 2008	100%	Operation and development of hydroelectric assets

Sun Power Asia Limited (“Sunpower”)	HK	November 14,2008	100%	Investment holding company

Yunhe County Shapulong Hydropower Generation Co., Ltd. (“Shapulong”)	PRC	August 3, 2009	100%	Operation and development of hydroelectric assets

Zhejiang Longquan Ruiyang Cascaded II Hydropower Plant Co., Ltd. (“Ruiyang”)	PRC	August 20, 2009	100%	Operation and development of hydroelectric assets

Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. (“Zhougongyuan”)	PRC	December 3, 2009	100%	Operation and development of hydroelectric assets

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of presentation
The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Minority interests have been re-captioned to non-controlling interests and have been presented in accordance with Accounting Standards Codification (“ASC”) sub-topic 810-10 (“ASC 810-10”), Consolidation: Overall.
(b)	Principles of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtained control and continued to be consolidated until the date that such control ceases.
Investments in entities that the Company does not control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. Investments in entities in which the Company does not have the ability to exercise significant influence are accounted for under the cost method. All significant intercompany transactions and balances have been eliminated upon consolidation.
The Group accounted for business combinations prior to January 1, 2009 using the acquisition method of accounting. For business combinations with the acquisition date on or after January 1, 2009, the Group accounted for the transactions in accordance with ASC sub-topic 805-10 (“ASC 805-10”), Business Combinations: Overall. ASC 805-10 requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.
If a qualified public offering as defined in the preferred shares agreements is completed, all of the convertible redeemable preferred shares (Note 16) outstanding will automatically convert into 118,558,909 ordinary shares, based on the shares of convertible redeemable preferred shares outstanding at December 31, 2009. Unaudited pro forma shareholders’ equity as of December 31, 2009, as adjusted for the assumed conversion of the convertible redeemable preferred shares, is set forth in the consolidated balance sheet. Unaudited pro forma net loss attributable to shareholders of the Company per share for the year ended December 31, 2009, as adjusted for the assumed conversion of the convertible redeemable preferred shares as of January 1, 2009, is set forth in the consolidated statements of operations and Note 31.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(c)	Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
(d)	Fair value of financial instruments
Financial instruments include cash and cash equivalents, accounts receivable, certain other current assets, accounts payable, certain other liabilities, short-term loans, long-term loans, convertible redeemable preferred shares, derivative financial liabilities, and warrants. The carrying values of these financial instruments, other than long-term loans, convertible redeemable preferred shares, and warrants approximate their fair values due to their short-term maturities. The warrants issued in connection with the long-term notes were recorded in equity at the fair value as determined on the day of issuance (Note 17). The convertible redeemable preferred shares were initially recorded at issue price net of issuance costs. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the convertible redeemable preferred shares to equal the redemption value at the end of each reporting period (Note 16). The warrants issued in connection with the convertible redeemable preferred shares were recorded as a liability at fair value as determined on the day of issuance and subsequently adjusted to the fair value at each reporting date (Note 17). The Group, with the assistance of American Appraisal China Limited (“AA”), an independent third party valuation firm, determined the fair values of the long-term notes and related derivative financial liability, convertible redeemable preferred shares and warrants.
The carrying values of long-term loans approximate their fair values due to the fact that the interest rates on these loans are reset each year based on prevailing market interest rates.
The Group adopted the provisions of ASC sub-topic 820-10 (“ASC 820-10”), Fair Value Measurements and Disclosures: Overall, on January 1, 2008. ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of ASC 820-10 did not impact the Group’s financial condition, results of operations, or cash flow.
ASC 820-10 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Fair value of financial instruments (continued)

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ASC 820-10 describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820-10, the Group measures the fair value of money market funds included in cash equivalents using the market approach based on quoted market prices. The preferred shares warrants are valued using the income approach based on inputs that are unobservable in the market.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 are summarized below:

	Quoted price in	Significant
	active market for	other	Significant
	identical assets	observable	unobservable
	(Level 1)	inputs (Level 2)	inputs(Level 3)
	US$	US$	US$
Money market funds in cash equivalent	17,136	—	—
Morgan Joseph Preferred Shares Warrant (Note 17)	—	—	14,333

Total	17,136	—	14,333

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Fair value of financial instruments (continued)

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009:

	Preferred Shares
	Warrants (Note 17)	Total
	US$	US$
Balance as of December 31, 2008	540	540
Realized or unrealized loss	13,793	13,793

Balance as of December 31, 2009	14,333	14,333

Realized and unrealized loss of US$13,793 for the year ended December 31, 2009 was recorded in “Changes in fair value of derivative financial liabilities and warrant liability” in the consolidated statements of operations.

ASC sub-topic 825-10 (“ASC 825-10”), Financial Instruments: Overall, became effective for the Group at the beginning of 2008. ASC 825-10 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Group did not elect to utilize voluntary fair value measurements as permitted by ASC 825-10.

(e)	Foreign currency

The Company determined its functional currency to be the US$ while its subsidiaries determine their functional currency to be their respective local currency based on the criteria of ASC sub-topic 830-10 (“ASC 830-10”), Foreign Currency Matters: Overall. All of the Company’s subsidiaries are located in the PRC and determined their functional currency to be the RMB. The Company uses the US$ as its reporting currency.

Each entity in the Group maintains its financial records in its own functional currency. Transactions denominated in foreign currencies are measured at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of operations. Non-monetary items that are measured in terms of historical cost in a foreign currency are remeasured using the exchange rates at the dates of the initial transactions.

The assets and liabilities of the Company’s subsidiaries are translated into the reporting currency of the Company at the exchange rates prevailing at the balance sheet date. The statements of operations of the Company’s subsidiaries are translated into the reporting currency of the Company at the weighted average exchange rates for the year. The resulting translation gains (losses) are recorded in accumulated other comprehensive income as a component of shareholders’ equity.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(e)	Foreign currency (continued)
For the purpose of the consolidated statements of cash flows, cash flows of the PRC subsidiaries are translated into US$ at the exchange rates prevailing on the dates of the cash flows. Frequently recurring cash flows of the PRC subsidiaries which arise throughout the year are translated into US$ at the weighted average exchange rates for the year.
(f)	Cash and cash equivalents
Cash and cash equivalents include cash on hand and short-term deposits with original maturity of three months or less at the date of purchase. None of the Group’s cash and cash equivalents is restricted as to withdrawal and use.
(g)	Accounts receivable
Accounts receivables are carried at net realizable value. In evaluating the collectability of receivable balances, the Group considers many factors, including the aging of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Accounts receivable are written off after all collective efforts have ceased.
(h)	Investment in equity investee
Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting under ASC sub-topic 323-10, (“ASC 323-10”), Investments—Equity Method and Joint Ventures: Overall, and included as investment in equity investees in the balance sheets. Under the equity method, the Company’s proportionate share of each equity investee’s net income or loss is included as share of income (losses) in equity investees in the statements of operations.
The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill and included as part of the Company’s investment in equity investees in the balance sheets. The Company evaluated the investment in equity investee for impairment under ASC 323-10. An impairment loss on the investment in equity investee is recognized in the statements of operations when the decline in value is determined to be other-than-temporary.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Investment in equity investee (continued)

Shapulong became a wholly-owned subsidiary of the Company on August 3, 2009 (Note 3). Prior to August 3, 2009, the Company accounted for Shapulong using the equity method of accounting. The following table presents summarized financial information in conformity with U.S. GAAP for Shapulong as of December 31, 2008, and for the period from December 25, 2007 (date of acquisition) to December 31, 2007, for the year ended December 31, 2008 and for the period from January 1, 2009 to August 2, 2009.

December 31, 2008
US$
Current assets	447
Non-current assets	20,004
Current liabilities	7,265
Non-current liabilities	11,280

	For the Period from		For the Period from
	December 25, 2007 to	For the Year ended	January 1, 2009 to
	December 31, 2007	December 31, 2008	August 2, 2009
	US$	US$	US$
Revenues	3	2,507	1,420
Gross profit	(24)	756	703
Net loss	(54)	(1,006)	(140)
The Company had the following transactions with its equity investee, Shapulong, for the period from December 25, 2007 to December 31, 2007, for the year ended December 31, 2008 and for the period from January 1, 2009 to August 2, 2009:

	For the Period from
	December 25, 2007	For the Year	For the Period from
	to December 31,	Ended December 31,	January 1, 2009 to August 2,
	2007	2008	2009
	US$	US$	US$
Fees for supporting services provided to Shapulong	—	229	32
Short-term loans provided to Shapulong	287	4,251	3,937
In 2007, Liyuan provided a loan of RMB2,100 (US$287) to Shapulong with an annual interest rate of 9.072%. The loan was unsecured and repayable on demand. As of August 2, 2009, RMB1,700 (US$249) was outstanding.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Investment in equity investee (continued)
As of December 31, 2008 there were two entrusted loans from Binglangjiang to Shapulong amounted to RMB20,000 (US$2,926). The entrusted loans are financing arrangements to provide Shapulong with working capital. In an entrusted loan arrangement, the lender makes deposits into a trust account of a bank and authorizes the bank to release the funds to the borrower. The bank collects interest and principal payments from the borrower and remits to the lender as they become due. On January 22, 2008, Binglangjiang provided an entrusted loan of RMB12,500 (US$1,829) to Shapulong through China Construction Bank. The loan has an interest rate of 15% per annum and is due on January 21, 2009. On June 23, 2008, Binglangjiang provided another entrusted loan of RMB7,500 (US$1,097) to Shapulong through Agricultural Bank of China. The loan has an interest rate of 9.711% per annum and was due on June 22, 2009. The banks charge an annual management fee ranging from 0.24% to 0.3% of the loan principal amount. Both amounts were repaid in full by Shapulong as of August 2, 2009.
In November and December of 2008, Yingchuan and Wuliting provided short-term loans of US$1,134 and US$57, respectively, to Shapulong. During the period from January 1, 2009 to August 2, 2009, Wuliting and Yingchuan provided short-term loans of RMB26,899 (US$3,937) to Shapulong. The loans were unsecured, interest-free and repayable on demand. As of August 2, 2009, Shapulong has repaid US$990 to Yingchuan.
The Company had the following balances with Shapulong as of December 31, 2007, 2008 and August 2, 2009:

	December 31,	December 31,	August 2,
	2007	2008	2009
	US$	US$	US$
Amounts due from Shapulong	287	4,534	5,115
Amounts due to Shapulong	—	2	2
The balance due to Shapulong is unsecured, interest-free and repayable on demand.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(i)	Debt issuance costs
Debt issuance costs represent the issuance costs of the convertible notes, which are stated at cost less accumulated amortization, and is classified as a non-current asset on the balance sheets. These costs were deferred and amortized rateably using the effective interest method from the debt issuance date to the debt maturity date. If the long-term convertible notes are converted prior to the debt maturity date, the unamortized debt issuance costs will be transferred to equity immediately upon occurrence of such events.
The Company incurred US$3,534 in total debt issuance costs which were deferred and amortized over the life of the convertible notes using the effective interest method. Upon conversion of a portion of the convertible notes in April 2007, unamortized debt issuance cost of US$3,096 was reversed through a debit to additional paid-in capital. Upon settlement of the remaining portion of the convertible notes in February 2008, unamortized debt insurance cost of US$33 was reversed through a debit to interest expense.
(j)	Property, plant and equipment
Property, plant and equipment are recorded at cost less accumulated depreciation.
Depreciation is recorded on a straight-line basis over the following estimated useful lives:

Dams and reservoirs	30-49 years
Buildings	8-50 years
Machinery	1-30 years
Transportation equipment	1-11 years
Electronic equipment and others	1-15 years
Land use right	44-50 years
For property, plant and equipment acquired through a business combination, depreciation is recorded on a straight-line basis over their respective remaining estimated useful lives. All direct and indirect costs that are related to the construction of property, plant and equipment and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, plant and equipment accounts and commences depreciation when these assets are ready for their intended use.
Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest costs of US$3,467 and US$1,426 were capitalized for the years ended December 31, 2008 and 2009, respectively.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Property, plant and equipment (continued)
Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation, with any resulting gain or loss reflected in the consolidated statements of operations.
(k)	Goodwill and intangible assets
Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. ASC sub-topic 350-10 (“ASC 350-10”), Intangibles-Goodwill and Other: Overall, requires that goodwill be tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group assigns and assesses goodwill for impairment at the reporting unit level. The Group determines that each reporting unit is identified at the component level, which is one level below the operating segment.
The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the Group performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it is less, the Group would then recognize an impairment loss.
Intangible assets are carried at cost less accumulated amortization. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets. The estimated useful life for the intangible assets as of December 31, 2009 is as follows:

Development right of Binglangjiang Phase II	30 years
Dam water use right of Yuanping	40 years
Dam water use right of Yuheng	30 years
The Group reviews and adjusts the carrying value of the intangible assets if the facts and circumstances suggest the intangible assets may be impaired (Note 2(m)). The Group assessed and concluded that there was no impairment for goodwill and intangible asset in any of the years presented.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(l)	Asset retirement obligations
ASC sub-topic 410-20 (“ASC 410-20”), Asset Retirement Obligations, requires companies to record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The value of the liability is capitalized as part of the carrying amount of the related long-lived asset. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. The Group’s asset retirement obligations relate primarily to the restoration of leased lands under land use rights granted by the local government to their original condition. Asset retirement obligations as of December 31, 2008 and 2009 were insignificant.
(m)	Impairment of long-lived assets
The Group evaluates its long-lived assets, including property, plant and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be recoverable in accordance with ASC sub-topic 360-10 (“ASC 360-10”), Property, Plant, and Equipment: Overall. When these events occur, the Group assesses the recoverability of long-lived assets by comparing the carrying amount of the assets to the expected future undiscounted cash flows resulting from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. No impairment of long-lived assets was recognized for any of the years presented.
(n)	Derivative instruments
ASC sub-topic 815-10 (“ASC 815-10”), Derivatives and Hedging: Overall , requires all contracts which meet the definition of a derivative to be recognized in the consolidated financial statements as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income/loss or in shareholders’ equity as a component of other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in the consolidated statements of operations. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.
(o)	Comprehensive income (loss)
Comprehensive income is defined as the change in shareholders’ equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income (loss) is reported in the consolidated statements of changes in shareholders’ equity. Accumulated other comprehensive income (loss) of the Group includes the cumulative foreign currency translation adjustments.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(p)	Revenue recognition
The Group’s revenue is derived from the sale of electricity. Revenues are recognized when the following four criteria are met as prescribed by ASC Sub-topic 605-10 (“ASC 605-10”), Revenue Recognition: Overall: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. The Group considers the terms of each arrangement to determine the appropriate accounting treatment. Revenue is generally earned and recognized upon transmission of electricity to the power grid controlled and owned by the respective regional or provincial grid companies. For transactions in which electricity has been transmitted to the power grid without a fixed or determinable unit price per kWh while the tariff is pending approval of the regional or provincial pricing bureau, cash received in exchange for the transmission of electricity to the power grid controlled by the respective regional or provincial grid companies has been recorded as customer deposits until such time the price becomes fixed and determinable. When the price becomes fixed and determinable, all or a portion of the customer deposits will be recognized as revenue. The Group does not defer the related cost of revenues, which is charged to expense as incurred. Customer deposits of US$56 included in “Accrued expenses and other current liabilities” as of December 31, 2008 were recognized as revenues in the year ended December 31, 2009 as the unit price per kWh became fixed or determinable based on an approved tariff obtained from the regional pricing bureau on August 17, 2009. No customer deposits were recognized as of December 31, 2009. The Group has not offered any discounts or rebates to its customers nor does it provide for refunds in its sales contracts with customers except for Yuheng (Note14).
The Company’s subsidiaries are subject to withholding value-added tax (“VAT”) on the revenues earned in the PRC. The applicable rate of VAT is 6% for small hydroelectric power projects with a total installed capacity of 50 megawatts or less and 17% for large hydroelectric power projects with a total installed capacity of over 50 megawatts. For the year ended December 31, 2007, the lower VAT rate of 6% was applied to the hydroelectric power projects of Binglangjiang and Liyuan. For the year ended December 31, 2008, the lower VAT rate of 6% was applied to the hydroelectric power projects of Binglangjiang, Liyuan, Yingchuan, Wuliting, Jiulongshan, Yuheng and Yuanping and the VAT rate of 17% was applied to the hydroelectric power projects of Banzhu and Wangkeng. For the year ended December 31, 2009, the lower VAT rate of 6% was applied to the hydroelectric power projects of Binglangjiang, Liyuan, Yingchuan, Wuliting, Yuheng and Yuanping and the VAT rate of 17% was applied to the hydroelectric power projects of Banzhu, Wangkeng, Jiulongshan and Zhougongyuan. VAT on revenues earned from the sale of electricity by the Group to its customers for the years ended December 31, 2007, 2008 and 2009 were US$146, US$1,001 and US$3,742, respectively. The Group has recognized revenues net of VAT in the consolidated statements of operations.
(q)	Cost of revenues
Cost of revenues consists primarily of depreciation expense of hydroelectric power projects and related operating costs and overhead expenses directly attributable to the production of electricity.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(r)	Leases
In accordance with ASC sub-topic 840-10 (“ASC 840-10”), Lease: Overall, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: (i) ownership is transferred to the lessee by the end of the lease term , (ii) there is a bargain purchase option, (iii) the lease term is at least 75% of the property’s estimated remaining economic life or (iv) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the lease periods.
The Group has no capital leases for any of the years presented.
(s)	Income taxes
The Group follows the liability method of accounting for income taxes in accordance with ASC sub-topic 740-10 (“ASC 740-10”), Income Taxes: Overall. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, net operating loss carry forwards and credits, using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in the consolidated statements of operations in the period that includes the enactment date.
On January 1, 2007, the Company adopted the accounting for uncertainty in income taxes in ASC 740-10. There was no cumulative effect of the adoption of the accounting for uncertainty in income taxes in ASC 740-10 to beginning retained earnings. Interests and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expenses is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized from the accounting for uncertainty in income taxes is classified in the financial statements as interest expenses, while penalties recognized from the accounting for uncertainty in income taxes are classified in the financial statements as other expenses. During the years ended December 31, 2007, 2008 and 2009, the Group recognized US$nil, US$99 and US$183 interest or penalties, respectively. The Group paid no interest or penalties relating to uncertain tax positions for the years ended December 31, 2007, 2008 and 2009.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(s)	Income taxes (continued)
The Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail, which is defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position. Tax positions that meet the “more likely than not” threshold are measured, using a probability weighted approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.
The Group’s estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretation of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in the Group’s financial statements. Additionally, in future periods, change in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the change occurs.
Prior to the adoption of the accounting for uncertainty in income taxes in ASC 740-10, the Group applied ASC sub-topic 450-10 (“ASC 450-10”), Contingencies: Overall, to assess and provide for potential income tax exposures. In accordance with ASC 450-10, the Company maintained reserves for tax contingencies based on reasonable estimates of the tax liability, interest and penalties that may result from such audits.
(t)	Net (loss) income per share
In accordance with ASC sub-topic 260-10 (“ASC 260-10”), Earnings Per Share: Overall, basic (loss) income per share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted (loss) income per share is calculated by dividing net (loss) income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents consist of the ordinary shares issuable upon the Group’s convertible redeemable preferred shares (Note 16), using the if-converted method, and ordinary shares issuable upon the conversion of the warrants (Note 17) and share options (Note 25), using the treasury stock method.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(u)	Segment reporting
The Group follows ASC sub-topic 280-10 (“ASC 280-10”), Segment Reporting: Overall. The Group’s chief operating decision maker, who has been identified as the chief executive officer (“CEO”), relies upon financial information by provinces in the PRC when making decisions about allocating resources and assessing the performance of the Group. As a result, the Group operates and manages its business as four operating and reportable segments, namely the Yunnan Province segment, the Sichuan Province segment, the Zhejiang Province segment and the Fujian Province segment. As the Group’s long-term assets are substantially all located in and derived from the PRC, no geographical segments are presented.
(v)	Government grant
Government grants are recognized where there is reasonable assurance that the attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the related costs. Where the grant relates to an asset acquisition, it is recognized as deferred government grant and recognized as income in proportion to depreciation of the related assets. Grant income is recognized on a net basis as a reduction to cost of revenues in the accompanying consolidated statements of operations.
(w)	Share-based payment
The Company accounts for share awards issued to employees in accordance with ASC sub-topic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall. In accordance with the fair value recognition provision of ASC 718-10, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. The Company has elected to recognize share-based compensation expense for share awards granted to employees using the straight-line method. The Company uses a binomial option pricing valuations model in determining the fair value of the options granted.
The Company accounts for share awards issued to non-employees in accordance with the provisions of ASC 718-10 and ASC sub-topic 505-50 (“ASC 505-50”), Equity: Equity-Based Payment to Non-employees. The Company’s share awards issued to non-employees are subject to graded vesting provisions. The Group recognizes share-based compensation expense for share awards granted to non-employees using the accelerated recognition method over the requisite service period of the award. In accordance with ASC 718-10 and ASC 505-50, the Company uses the binomial option pricing valuations model to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation.
ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and are adjusted to reflect future change in circumstances and facts, if any.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(x)	Recently issued accounting standards
In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 167 (“SFAS 167”), (subsequently codified by Accounting Standards Update (“ASU”) No. 2009-17 (“ASU 2009-17”) in December 2009), Amendments to FASB Interpretation No. 46(R), which amends guidance regarding consolidation of variable interest entities to address the elimination of the concept of a qualifying special purpose entity. SFAS 167 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, SFAS 167 requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. SFAS 167 is effective for interim and annual reporting periods beginning after November 30, 2009. The Company does not expect the adoption of SFAS 167 will have a material impact on its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-15 (“ASU 2009-15”), Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing. ASU 2009-15 amends ASC sub-topic 470-20, Debt: Debt with Conversion and Other Options, to include the accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing. ASU 2009-15 is effective for fiscal years beginning on or after December 15, 2009 and shall be applied retrospectively for all arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009 and for arrangements entered into on or after the beginning of the first reporting period that begins on or after June 15, 2009. Early adoption is not permitted. The Company does not expect the adoption of ASU 2009-15 will have a material impact on its consolidated financial statements.
In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Improving Disclosures About Fair Value Measurements, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The Company does not expect that the adoption of ASU 2010-06 will have a material impact on its consolidated financial statements.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
3.	ACQUISITIONS
During the year ended December 31, 2007, the Company completed the acquisitions of 100% ownership interest of (i) Binglangjiang located in the Yunnan Province of the PRC and (ii) the Liyuan hydroelectric power project (“Liyuan”) located in the Sichuan Province of the PRC. In addition, the Company completed the acquisition of 50% equity interest in Shapulong. During the year ended December 31, 2008, the Company completed the acquisitions of 100% ownership interest of (i) Yingchuan, (ii) Wuliting, (iii) Jiulongshan, (iv) Yuheng and (v) Yuanping, as well as 90% ownership interest of (vi) Wangkeng and (vii) Banzhu. Yingchuan, Wuliting and Jiulongshan are located in the Zhejiang Province of the PRC while Yuheng, Yuanping, Wangkeng and Banzhu are located in the Fujian Province of the PRC. During the year ended December 31, 2009, the Company completed the acquisitions of (i) the 10% noncontrolling interest of Banzhu, (ii) the remaining 50% equity interest of Shapulong and (iii) the 100% ownership interest of Ruiyang. Ruiyang is located in the Zhejiang Province of the PRC. As a result of these acquisitions, the Company is expected to further expand its hydroelectric power generation capacity in the PRC.
(a)	Binglangjiang
On March 15, 2007, the Company signed an agreement to acquire 100% equity interest in Binglangjiang for an aggregate purchase price of RMB50,000 (US$6,473) cash on the date of acquisition. The transaction was completed on April 25, 2007. Prior to the acquisition completion date, the Company advanced RMB125,000 (US$16,182) cash as a capital injection to Binglangjiang on April 17, 2007. The capital injection is to fund the future operations of Binglangjiang. The Company concluded that the capital injection transferred to Binglangjiang represents an advance to a subsidiary prior to the consummation of its acquisition rather than a cost directly related to its acquisition. Since the capital injection is not a liability incurred by the Company to former owners of Binglangjiang, the payment does not form part of the total purchase consideration. Total investment in the subsidiary by the Company on a non-consolidated basis was RMB175,000 (US$22,656) at the acquisition date. The acquisition of Binglangjiang meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since April 25, 2007.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
3.	ACQUISITIONS (CONTINUED)

(a)	Binglangjiang (continued)
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition on April 25, 2007.

US$
Purchase price	6,473
Direct acquisition costs	50

Total purchase consideration	6,523

Cash	16,182
Property, plant and equipment, net	17,215
Intangible asset	2,909
Goodwill	2,623
Other non-current assets	162

Total assets acquired	39,091

Short-term loans	(803)
Current portion of long-term loan	(4,272)
Long-term loan	(9,710)
Other current liabilities	(17,783)

Total liabilities assumed	(32,568)

Net assets acquired	6,523

The US$2,623 goodwill from the acquisition of Binglangjiang was assigned to the Yunnan Province segment.
(b)	Liyuan
On March 17, 2007, the Company signed an agreement to acquire Liyuan for an aggregate purchase price of RMB77,000 (US$10,028) cash. The transaction was completed on May 21, 2007. The acquisition of Liyuan meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since May 21, 2007.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition on May 21, 2007.

US$
Cash consideration	10,028
Direct acquisition costs	341

Total purchase consideration	10,369

Property, plant and equipment, net	10,369

Net assets acquired	10,369

Negative goodwill of US$826 resulted from the acquisition was allocated to reduce the amount of property, plant and equipment.
Liyuan Hydroelectric power project is currently operated by Liyuan, a wholly owned subsidiary of the Company established on April 19, 2007.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
3.	ACQUISITIONS (CONTINUED)
(c)	Shapulong
On October 12, 2007, the Company signed an agreement to acquire 50% equity interest in Shapulong for an aggregate purchase price of RMB33,000 (US$4,545) cash. The Company incurred direct acquisition costs of US$203. The transaction was completed on December 25, 2007. As the Company has significant influence over Shapulong, Shapulong has been accounted for as an equity method investment from December 25, 2007 to the date Shapulong became a wholly-owned subsidiary on August 3, 2009.
The following table summarizes the cost of the investment in Shapulong and the amount of the underlying equity in the net assets of Shapulong at the date of acquisition on December 25, 2007.

US$
Cash consideration	4,545
Direct acquisition costs	203

Total purchase consideration	4,748

Equity in net assets	2,846
Equity method goodwill	1,902

Cost of investment	4,748

On June 29, 2009, Yingchuan, a wholly-owned subsidiary of the Company, entered into an agreement with Zhejiang Water Conservancy & Hydropower Investment Corporation Group to acquire the 13% state-owned equity interest of Shapulong for an aggregate purchase price of RMB8,580 (US$1,256) cash. On July 22, 2009, Yingchuan entered into an agreement with Guangning Hydropower Development Co., Ltd. (“Guangning”) to purchase the remaining 37% equity interest of Shapulong for an aggregate purchase price of RMB21,000 (US$3,074) cash. Both acquisitions were completed and the Company took effective control of Shapulong on August 3, 2009. The results of operations of Shapulong have been included in the Company’s consolidated financial statements since August 3, 2009.
Upon obtaining control in Shapulong on August 3, 2009, the Company remeasured the pre-existing 50% equity interest at fair value of RMB29,580 (US$4,331) and recognized a gain of US$105 from the remeasurement in “Other income, net” in the consolidated statements of operations. The acquisition-date fair value of the pre-existing 50% equity interest in Shapulong is included in the measurement of the consideration transferred.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition on August 3, 2009.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
3.	ACQUISITIONS (CONTINUED)
(c)	Shapulong (continued)

US$
Previously held 50% equity interest remeasured at acquisition-date fair value	4,331
Cash purchase price (13% equity interest)	1,256
Cash purchase price (37% equity interest)	3,074

Total purchase consideration	8,661

Cash	14
Property, plant and equipment, net	27,431
Other assets	751
Goodwill	1,053

Total assets acquired	29,249

Current portion of long-term loans	(1,625)
Other liabilities	(6,481)
Long-term loans	(10,540)
Deferred tax liabilities — non-current	(1,942)

Total liabilities assumed	(20,588)

Net assets acquired	8,661

The US$1,053 goodwill from the acquisition of Shapulong was assigned to the Zhejiang Province segment. The goodwill recognized is primarily attributable to expected synergies and the assembled workforce of Shapulong. None of the goodwill is expected to be deductible for tax purposes. As of December 31, 2009, there were no changes in the recognized amounts of goodwill resulting from the acquisition of Shapulong.
The Company recognized US$13 of acquisition-related costs that were expensed in the year ended December 31, 2009. These costs are included in “General and administrative expenses” in the consolidated statements of operations.
The amounts of revenue and earnings of Shapulong included in the Company’s consolidated statement of operations from August 3, 2009, the acquisition date, to December 31, 2009 are as follows:

US$
Revenue	1,110
Net profit	170

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
3.	ACQUISITIONS (CONTINUED)
(d)	Yingchuan
On December 13, 2007, the Company entered into an equity transfer purchase agreement with Zhejiang Guangsha Stock Co., Ltd. and Zhejiang Guangsha Hydropower Investment Co., Ltd. to acquire 100% of the equity interest of Yingchuan. The total purchase price for the acquisition is RMB304,030 (US$42,313), which comprises a cash purchase price of RMB291,437 (US$40,560) and a payment of RMB12,593 (US$1,753) to the seller for assuming all of the liabilities of Yingchuan upon consummation of the acquisition. The hydroelectric station is located in Jingning County, Zhejiang Province, and has been in operation since 2002. The acquisition was completed and the Company took effective control of Yingchuan on January 31, 2008. The acquisition of Yingchuan meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since January 31, 2008.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition on January 31, 2008.

US$
Purchase price	42,313
Guarantee fee relating to the acquisition (Note 22(d))	124
Direct acquisition costs	142

Total purchase consideration	42,579

Property, plant and equipment, net	44,681
Goodwill	10,592

Total assets acquired	55,273

Current portion of long-term loans	(4,175)
Other current liabilities	(326)
Long-term loans	(6,263)
Deferred tax liabilities	(1,930)

Total liabilities assumed	(12,694)

Net assets acquired	42,579

The US$10,592 goodwill from the acquisition of Yingchuan was assigned to the Zhejiang Province segment.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
3.	ACQUISITIONS (CONTINUED)
(e)	Wuliting
On December 13, 2007, the Company entered into an equity transfer purchase agreement with Guangsha Construction Group Co., Ltd. and Mr. Lu Chunliang to acquire 100% of the equity interest of Wuliting. The total purchase price for the acquisition is RMB342,140 (US$47,617), which comprises a cash purchase price of RMB206,880 (US$28,792) and a payment of RMB135,260 (US$18,825) to the seller for assuming all of the liabilities of Wuliting upon consummation of the acquisition. The hydroelectric station is located in Qingtian County, Zhejiang Province, and has been in operation since 2007. The acquisition was completed and the Company took effective control of Wuliting on January 31, 2008. The acquisition of Wuliting meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since January 31, 2008.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition on January 31, 2008.

US$
Purchase price	47,617
Guarantee fee relating to the acquisition (Note 22(d))	620
Direct acquisition costs	150

Total purchase consideration	48,387

Guarantee asset (Note 22(d))	221
Property, plant and equipment, net	65,689
Goodwill	16,686

Total assets acquired	82,596

Current portion of long-term loans	(3,062)
Guarantee liability (Note 22(d))	(221)
Other current liabilities	(2,017)
Long-term loans	(27,695)
Deferred tax liabilities	(1,214)

Total liabilities assumed	(34,209)

Net assets acquired	48,387

The US$16,686 goodwill from the acquisition of Wuliting was assigned to the Zhejiang Province segment.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
3.	ACQUISITIONS (CONTINUED)
(f)	Jiulongshan
The acquisition of Jiulongshan does not meet the definition of a business acquisition and is accounted for as an asset acquisition.
On December 13, 2007, the Company entered into an equity transfer purchase agreement with Guangsha Construction Group Co., Ltd. and Lu Chunliang to acquire 100% of the equity interest of Jiulongshan for an aggregate purchase price of RMB157,330 (US$21,896) cash. Pursuant to the equity transfer purchase agreement, the Company is obligated to transfer RMB250,000 (US$34,793) cash into Jiulongshan as a capital injection to fund the construction of the hydroelectric power project. The capital injection is not subject to any repayment terms and the Company has control over the injected fund subsequent to the consummation of the acquisition as the sole shareholder of Jiulongshan. The Company concluded that the capital injection to Jiulongshan represents an advance to a subsidiary subsequent to the consummation of its acquisition rather than a cost directly related to its acquisition. Since the capital injection is not a liability incurred by the Company to former owners of Jiulongshan, the payment does not form part of the total purchase consideration. The hydroelectric station is located in Suichang County, Zhejiang Province, and is under development. The acquisition was completed and the Company took effective control of Jiulongshan on January 31, 2008.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed. In accordance with ASC 350-10, acquisitions of asset groups that individually or collectively do not meet the definition of a business are accounted for by allocating the cost of the acquisition to individual assets and assumed liabilities comprising the net asset group based on their relative fair values, excluding financial assets, assets to be disposed of by sale, deferred tax assets, prepaid assets related to pension or other postretirement benefit plans, and other current assets. The only qualifying asset for the relative fair value allocation in the Jiulongshan acquisition was construction in progress. Therefore, total consideration in excess of fair value of net assets acquired amounted to RMB92,093 (US$12,817) was allocated to construction in progress.

US$
Purchase price	21,896
Guarantee fee relating to the acquisition (Note 22(d))	641
Direct acquisition costs	146

Total purchase consideration	22,683

Guarantee asset (Note 22(d))	257
Current assets	92
Construction in progress	56,509

Total assets acquired	56,858

Current portion of long-term loans	(418)
Guarantee liability (Note 22(d))	(257)
Other current liabilities	(961)
Long-term loans	(29,505)
Deferred tax liabilities	(3,034)

Total liabilities assumed	(34,175)

Net assets acquired	22,683

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
3.	ACQUISITIONS (CONTINUED)
(g)	Yuheng
On August 15, 2008, the Company entered into an equity transfer purchase agreement with Fujian Province Anheng Asset Management Co., Ltd., Shanghai Yufeng Hotel Management Co., Ltd., and several individuals to acquire 100% of the equity interest of Yuheng. The total purchase price for the acquisition is RMB121,000 (US$17,721). The hydroelectric station is located in Pingnan County, Fujian Province and has been in operation since 1999. The acquisition was completed and the Company took effective control of Yuheng on October 21, 2008. The acquisition of Yuheng meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since October 21, 2008.
Pursuant to the equity transfer purchase agreement, the original shareholders of Yuheng continue to provide guarantee on the bank loans of Yuheng subsequent to the acquisition by the Company. In addition, pursuant to a supplemental agreement, the original shareholders are entitled to the working capital of RMB892 (US$131) as of the acquisition date. Prior to the acquisition by the Company, Yuanping and Yuheng entered into an arrangement in which Yuanping was granted a right to use water from the dam and reservoir of Yuheng free of charge. An unfavorable contract obligation for the water use right was recorded as a liability assumed in the purchase price allocation of Yuheng. The balance has been eliminated at the consolidation level.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition on October 21, 2008.

US$
Purchase price	17,721
Direct acquisition costs	92

Total purchase consideration	17,813

Cash	205
Property, plant and equipment, net	20,374
Other assets	4,767
Goodwill	21,630

Total assets acquired	46,976

Short-term loan	(2,928)
Current portion of long-term loans	(586)
Deferred tax liabilities — current	(11)
Other liabilities	(2,281)
Long-term loans	(22,402)
Deferred tax liabilities — non-current	(955)

Total liabilities assumed	(29,163)

Net assets acquired	17,813

The US$21,630 goodwill from the acquisition of Yuheng was assigned to the Fujian Province segment. The Company finalized the purchase price allocation of this acquisition in 2009 and did not recognize any adjustment to goodwill.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
3.	ACQUISITIONS (CONTINUED)
(h)	Wangkeng
On August 9, 2008, the Company entered into an equity transfer purchase agreement with Sanming City Chenyang Hydropower Co., Ltd., Sanming City Fufeng Industrial Co., Ltd., Beijing Xunjing Interactive Technology Co., Ltd. and other minority shareholders to acquire 90% of the equity interest of Wangkeng. The total purchase price for the acquisition is RMB220,500 (US$32,294). The hydroelectric station is located in Pingnan County, Fujian Province, and has been in operation since 2004. The acquisition was completed and the Company took effective control of Wangkeng on October 21, 2008. The acquisition of Wangkeng meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since October 21, 2008.
Pursuant to the equity transfer purchase agreement, the original shareholders of Wangkeng continue to provide guarantee on the bank loans of Wangkeng subsequent to the acquisition by the Company. In addition, pursuant to a supplemental agreement, the original shareholders are entitled to the working capital of RMB223 (US$33) as of the acquisition date.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition on October 21, 2008.

US$
Purchase price	32,294
Direct acquisition costs	100

Total purchase consideration	32,394

Cash	15
Other assets	1,596
Deferred tax assets — current	12
Property, plant and equipment, net	36,396
Goodwill	20,261

Total assets acquired	58,280

Short-term loan	(2,635)
Current portion of long-term loans	(2,928)
Other liabilities	(2,298)
Long-term loans	(15,079)
Deferred tax liabilities — non-current	(2,155)

Total liabilities assumed	(25,095)

Noncontrolling interest	(791)

Net assets acquired	32,394

The US$20,261 goodwill from the acquisition of Wangkeng was assigned to the Fujian Province segment. The Company finalized the purchase price allocation of this acquisition in 2009 and recognized an adjustment to goodwill of US$118 (Note 9).

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
3.	ACQUISITIONS (CONTINUED)
(i)	Yuanping
On August 15, 2008, the Company entered into an equity transfer purchase agreement with several individuals to acquire 100% of the equity interest of Yuanping. The total purchase price for the acquisition is RMB58,000 (US$8,490). The hydroelectric station is located at Pingnan County, Fujian Province and has been in operation since 2007. The acquisition was completed and the Company took effective control of Yuanping on October 22, 2008. The acquisition of Yuanping meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since October 22, 2008.
Pursuant to the equity transfer purchase agreement, the original shareholders of Yuanping continue to provide guarantee on the bank loans of Yuanping subsequent to the acquisition by the Company. In addition, pursuant to a supplemental agreement, the original shareholders assume the negative working capital of RMB3,288 (US$481) as of October 17, 2008. Prior to the acquisition by the Company, Yuanping and Yuheng entered into an arrangement in which Yuanping was granted a right to use water from the dam and reservoir of Yuheng free of charge. An intangible asset for the water use right was recorded as an asset acquired in the purchase price allocation of Yuanping. The balance has been eliminated at the consolidation level.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition on October 22, 2008.

US$
Purchase price	8,490
Direct acquisition costs	88

Total purchase consideration	8,578

Cash	115
Other assets	1,586
Property, plant and equipment, net	17,687
Intangible asset (Note 8)	597
Goodwill	2,529

Total assets acquired	22,514

Short-term loan	(901)
Current portion of long-term loans	(439)
Other liabilities	(476)
Long-term loans	(11,560)
Deferred tax liabilities — non-current	(560)

Total liabilities assumed	(13,936)

Net assets acquired	8,578

The US$2,529 goodwill from the acquisition of Yuanping was assigned to the Fujian Province segment. The Company finalized the purchase price allocation of this acquisition in 2009 and recognized an adjustment to goodwill of US$214 (Note 9).

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
3.	ACQUISITIONS (CONTINUED)
(j)	Banzhu
On July 11, 2008, the Company entered into an equity transfer purchase agreement with Sanming Ruifeng Hydropower Investment Co., Ltd. (“Sanming Ruifeng”) and Yong’an Ruifeng Hydroelectric Ltd. (“Yong’an Ruifeng”) to acquire 65% of the equity interest of Banzhu. On the same day, the Company entered into a separate equity transfer purchase agreement with Sanming Ruifeng to acquire 25% of the equity interest of Banzhu through the acquisition of 100% of the equity interest of Sunpower Asia Limited, a wholly-owned subsidiary of Sanming Ruifeng. The total purchase price for the acquisition is RMB134,203 (US$19,638). Pursuant to the equity transfer purchase agreement, the Company transferred RMB21,193 (US$3,100) cash into Banzhu as a capital injection on March 5, 2009, and will transfer an additional RMB83,724 (US$12,300) cash into Banzhu as a capital injection in 2010 to finance its future operations after the acquisition by the Company. The capital injection is not subject to any repayment terms and the Company has control over the injected fund subsequent to the consummation of the acquisition as the majority shareholder of Banzhu. The Company concluded that the capital injection to Banzhu represents an advance to a subsidiary subsequent to the consummation of its acquisition rather than a cost directly related to its acquisition. Since the capital injection is not a liability incurred by the Company to former owners of Banzhu, the payment does not form part of the total purchase consideration. Pursuant to a supplemental agreement, Sanming Ruifeng and Yong’an Ruifeng are entitled to receive the RMB59,158 (US$8,656) current assets, including cash and cash equivalent, accounts receivable and amounts due from related parties, of Banzhu as of the acquisition date from the Company. The acquisition was completed and the Company took effective control of Banzhu on October 22, 2008. On January 30, 2009, Sanming Ruifeng agreed to forego RMB7,000 (US$1,024) of the current assets that Sanming Ruifeng is entitled to receive from the Company.
Pursuant to the equity transfer purchase agreement, the original shareholders of Banzhu continue to provide guarantee on the bank loans of Banzhu subsequent to the acquisition by the Company.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
3.	ACQUISITIONS (CONTINUED)
(j)	Banzhu (continued)
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition on October 22, 2008. As the losses applicable to the noncontrolling interest in Banzhu exceeded the noncontrolling interest in the equity capital of Banzhu, the amount of noncontrolling interest has been reduced to zero as of the date of acquisition.

US$
Purchase price	19,638
Direct acquisition costs	91

Total purchase consideration	19,729

Cash	499
Other assets	799
Property, plant and equipment, net	49,370
Deferred tax assets — current	1,114
Goodwill	20,587

Total assets acquired	72,369

Short-term loans	(2,927)
Guarantee liability (Note 22(d))	—
Current portion of long-term loans	(7,076)
Long-term loans	(27,266)
Deferred tax liabilities	(3,239)
Other liabilities	(12,132)

Total liabilities assumed	(52,640)

Net assets acquired	19,729

The US$20,587 goodwill from the acquisition of Banzhu was assigned to the Fujian Province segment. The Company finalized the purchase price allocation of this acquisition in 2009.
On January 30, 2009, CHC HK, a wholly-owned subsidiary of the Company located in Hong Kong, entered into an equity transfer purchase agreement with Sanming Ruifeng Economic Technological Development Ltd., the noncontrolling interest holder, to acquire the remaining 10% equity interest of Banzhu. The purchase price for the acquisition is RMB17,000 (US$2,490). CHC HK completed the acquisition on March 17, 2009. The Company accounted for the purchase of subsidiary shares from the noncontrolling interest as an equity transaction in accordance with ASC 810-10. The debit balance of the noncontrolling interest of US$71 was adjusted to zero to reflect the noncontrolling interest holder’s reduced ownership interest in Banzhu’s net assets. The difference between the consideration paid by the Company to the noncontrolling interest holder and the adjustment to the carrying amount of the noncontrolling interest in Banzhu was recognized in additional paid-in capital.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
3.	ACQUISITIONS (CONTINUED)
(j)	Banzhu (continued)
The following table shows the effects of changes in the Company’s ownership interest in Banzhu on the equity attributable to the Company:

	For the years Ended
	December 31,
	2008	2009
	US$	US$
Net loss attributable to the Company	(3,987)	(19,396)

Decrease in the Company’s paid-in capital for purchase of 10% of equity interest in Banzhu	—	(2,561)

Net transfers to noncontrolling interest	—	(2,561)

Change from net loss attributable to the Company and transfers to noncontrolling interest	(3,987)	(21,957)

(k)	Ruiyang
On August 11, 2009, Yingchuan entered into an agreement with Guangdong Qing Neng Power Generation Group Co., Ltd. and Mr. Yao Linfu, to acquire the 100% equity interest of Ruiyang for an aggregate purchase price of RMB160,000 (US$23,420) cash. The acquisition was completed and the Company took effective control of Ruiyang on August 20, 2009. The acquisition of Ruiyang meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since August 20, 2009.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition on August 20, 2009.

US$
Purchase price	23,420

Total purchase consideration	23,420

Cash	1,094
Property, plant and equipment, net	32,503
Other assets	1,196
Goodwill	10,178

Total assets acquired	44,971

Current portion of long-term loan	(1,756)
Other liabilities	(2,631)
Long-term loan	(14,052)
Deferred tax liabilities — non-current	(3,112)

Total liabilities assumed	(21,551)

Net assets acquired	23,420

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
3.	ACQUISITIONS (CONTINUED)
(k)	Ruiyang (continued)
The US$10,178 goodwill from the acquisition of Ruiyang was assigned to the Zhejiang Province segment. The goodwill recognized is primarily attributable to expected synergies and the assembled workforce of Ruiyang. None of the goodwill is expected to be deductible for tax purposes.
The Company recognized US$59 of acquisition-related costs that were expensed in the year ended December 31, 2009. These costs are included in “General and administrative expenses” in the consolidated statements of operations.
The amounts of revenue and earnings of Ruiyang included in the Company’s consolidated income statement from August 11, 2009, the acquisition date, to December 31, 2009 are as follows:

US$
Revenue	455
Net loss	(329)
(l)	Unaudited pro forma consolidated financial information
The following unaudited pro forma consolidated financial information reflects the results of the operations of the Group for the years ended December 31, 2007 and 2008, as if the acquisitions in 2007 and 2008 described above had been completed at the beginning of the years presented. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on the dates indicated and may not be indicative of future operating results. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	For the Years Ended December 31,
	2007	2008
	US$	US$
Revenues	25,123	28,218
Loss before income taxes	(6,065)	(7,555)
Net loss attributable to ordinary shareholders	(6,142)	(42,643)
Basic and diluted loss per share	(0.44)	(2.74)
The following unaudited pro forma consolidated financial information reflects the results of the operations of the Group for the years ended December 31, 2008 and 2009, as if the acquisitions in 2008 and 2009 described above had been completed at the beginning of the years presented. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on the dates indicated and may not be indicative of future operating results. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
3.	ACQUISITIONS (CONTINUED)

(l)	Unaudited pro forma consolidated financial information (Continued)

	For the Years Ended December 31,
	2008	2009
	US$	US$
Revenues	33,959	40,855
Loss before income taxes	(9,913)	(17,226)
Net loss attributable to ordinary shareholders	(44,920)	(55,249)
Basic and diluted loss per share	(2.89)	(3.55)
4.	ACCOUNTS RECEIVABLE
The Group’s trading terms with its customers are mainly on credit. The credit terms are generally within 30 days after the delivery of electricity. The Group does not offer extended payment terms and all accounts receivable balances are non-interest-bearing.
As of December 31, 2009, substantially all of the accounts receivable balances were within credit terms except for a receivable of US$570 from Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. (“Rongping Chemical”) which the Company acquired as part of the purchase business combination of Yuheng in October 2008, a receivable of US$4,853 from Lishui Electric Bureau, the local power grid for Jiulongshan electricity sales and a receivable of US$220 from Guangyuan Electric Bureau, the local power grid for Liyuan electricity sales.
The US$570 receivable balance from Rongping Chemical is aged over two years but its collectability is guaranteed by the original shareholders of Yuheng in accordance with a debt settlement agreement signed in October 2008. The US$4,853 receivable balance from Lishui Electric Bureau and the US$220 receivable balance from Guangyuan Electric Bureau, which are less than one year overdue, are collectible as the electricity bureaus are PRC state-owned enterprises. As a result, an allowance for doubtful accounts was not provided on the receivable balances from Rongping Chemical, Lishui Electric Bureau and Guangyuan Electric Bureau as of December 31, 2009.
5.	PREPAYMENTS AND OTHER CURRENT ASSETS
Prepayments and other current assets consist of the following:

	December 31, 2008	December 31, 2009
	US$	US$
Prepayments	4,665	135
Guarantee deposit-current portion	2,560	2,297
Amounts due from original shareholders of acquired subsidiaries	481	273
Guarantee assets	42	—
Others	1,689	1,877

Total	9,437	4,582

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
5.	PREPAYMENTS AND OTHER CURRENT ASSETS (CONTINUED)
Prepayments as of December 31, 2008 and 2009 mainly represent advances to contractors for construction projects.
Guarantee deposit as of December 31, 2008 and 2009 represents an interest free amount paid by Yuheng to Rongping Chemical as part of an electricity supply arrangement amongst Yuheng, Rongping Chemical and the power grid from 2007 (Note 10), which the Company assumed as part of the Yuheng acquisition. Pursuant to the electricity supply agreement, Yuheng is obligated to supply an agreed volume of 300 million kilowatt hour (“kWh”) of electricity to the power grid which in turn transmits such electricity to Rongping Chemical for a contractual term of 3.5 years. Yuheng provided a guarantee deposit of RMB30,000 (US$4,389) to Rongping Chemical to guarantee the supply of electricity over the contractual term. Rongping Chemical is required to refund the guarantee deposit to Yuheng for every kWh of electricity supplied to Rongping Chemical through the power grid up to 300 million kWh over 3.5 years. The guarantee deposit is recognized at its fair value on the date of acquisition of Yuheng and accreted to its face value of RMB30,000 (US$4,389) over the remainder of the contractual term of 3.5 years based on the volume of electricity supplied. The Company did not recognize any interest income from accretion of the guarantee deposit in the statement of operations from the date of acquisition of Yuheng to December 31, 2008 as the power grid did not transmit any electricity to Rongping Chemical during that period. The Company recognized an interest income of US$45 for the year ended December 31, 2009. Rongping Chemical refunded RMB7,705 (US$1,128) guarantee deposit to Yuheng for 77,054,538 kWh of electricity transmitted during the year ended December 31, 2009.
Amounts due from original shareholders of acquired subsidiaries as of December 31, 2008 represent an amount receivable from the original shareholders of Yuanping for assuming the net working capital deficit of Yuanping immediately prior to the consummation of the acquisition on October 22, 2008 in accordance with the supplemental agreement. Amounts due from original shareholders of acquired subsidiaries as of December 31, 2009 represent the remaining balance of US$60 receivable from the original shareholders of Yuanping and US$213 receivable from the original shareholders of Banzhu for arable land occupation tax and social insurance which should be borne by the original shareholders in accordance with the equity purchase agreement.
Guarantee assets as of December 31, 2008 represent the unamortized amount of the guarantee provided by the original shareholders of Wuliting and Jiulongshan on the bank loans of these subsidiaries subsequent to the acquisition by the Company in January 2008. The amount was fully amortized in the year ended December 31, 2009.
6.	DEFERRED INITIAL PUBLIC OFFERING COSTS
Direct costs incurred by the Company attributable to a proposed initial public offering of the Company’s ordinary shares in the United States have been deferred and will be charged against the gross proceeds from such offering.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
7.	PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment and its related accumulated depreciation as of December 31, 2008 and 2009 are as follows:

	December 31, 2008	December 31, 2009
	US$	US$
Dams and reservoirs	114,084	207,176
Buildings	60,180	81,713
Machinery	66,184	109,001
Transportation equipment	563	951
Electronic equipment and others	370	477
Land use right	31,372	40,147

Less: Accumulated depreciation	(5,482)	(17,881)

	267,271	421,584
Construction in progress	97,919	1,616

Total	365,190	423,200

Construction in progress as of December 31, 2008 and 2009 is as follows:

	Jiulongshan	Liyuan	Wuliting	Binglangjiang	Total
	US$	US$	US$	US$	US$
Balance as of December 31, 2007	—	—	—	222	222
Acquisition during the year	56,509	—	3,831	—	60,340
Addition to construction in progress	32,751	—	818	4,496	38,065
Transfer to property, plant and equipment	—	—	(4,714)	—	(4,714)
Foreign currency translation adjustment	3,740	—	96	170	4,006

Balance as of December 31, 2008	93,000	—	31	4,888	97,919

Acquisition during the year	—	—	—	—	—
Addition to construction in progress	930	1,615	36	7,632	10,213
Transfer to property, plant and equipment	(93,974)	—	(67)	(12,522)	(106,563)
Foreign currency translation adjustment	44	1	—	2	47

Balance as of December 31, 2009	—	1,616	—	—	1,616

Interest costs qualifying for capitalization in the years ended December 31, 2007, 2008 and 2009 were US$nil, US$3,467 and US$1,426, respectively.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
7.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
Depreciation expenses for the years ended December 31, 2007, 2008 and 2009 were US$572, US$4,755 and US$12,399, respectively. Accumulated depreciation as of December 31, 2008 and 2009 included foreign currency translation adjustment of US$155 and US$166, respectively. Depreciation expenses have been reported in the following accounts:

	December 31,	December 31,	December 31,
	2007	2008	2009
	US$	US$	US$
Cost of revenues	(561)	(4,709)	(12,261)
General and administrative expenses	(11)	(46)	(138)

Total	(572)	(4,755)	(12,399)

8.	INTANGIBLE ASSETS
In connection with the acquisition of Binglangjiang in 2007, the Company acquired a legal right to develop and operate Phase II of Binglangjiang’s hydroelectric power project. The development right allows the Company to expand the power generation capacity of Binglangjiang by utilizing the existing water dam of Binglangjiang, which has a useful life of 30 years. The Company recognized the fair value of US$2,909 of the development right as a separate intangible asset apart from goodwill in accordance with ASC 805-10. The estimated useful life of the development right is 30 years.
In connection with the acquisition of Yuanping in 2008, the Company acquired a contractual right to use water from the dam and reservoir of the Jinzaoqiao station, which has a useful life of 40 years. The Company recognized the fair value of US$563 of the water use right as a separate intangible asset apart from goodwill in accordance with ASC 805-10. The estimated useful life of the water use right is 40 years.
On August 12, 2009, Yuheng acquired a contractual right to use water from the dam and reservoir of Wanquan Power Generation Co., Ltd. for a purchase price of US$1,025 (RMB7,000). The term of the water use right is 30 years.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
8.	INTANGIBLE ASSETS (CONTINUED)
Intangible assets and their related accumulated amortization as of December 31, 2008 and 2009 are as follows:

	December 31, 2008
			Foreign
	Gross		Currency	Net
	Carrying	Accumulated	Translation	Carrying
	Value	Amortization	Adjustment	Value
Development right of Binglangjiang Phase II	2,909	(172)	368	3,105
Water use right of Jinzaoqiao station	563	(2)	—	561

Total	3,472	(174)	368	3,666

	December 31, 2009
			Foreign
	Gross		Currency	Net
	Carrying	Accumulated	Translation	Carrying
	Value	Amortization	Adjustment	Value
Development right of Binglangjiang Phase II	2,909	(282)	372	2,999
Water use right of Wanquan Power Generation Co., Ltd.	1,025	(58)	—	967
Water use right of Jinzaoqiao station	563	(16)	—	547

Total	4,497	(356)	372	4,513

Amortization expenses for the years ended December 31, 2007, 2008 and 2009 were US$66, US$108 and US$182, respectively. Amortization expenses have been reported in the following accounts:

	December 31,	December 31,	December 31,
	2007	2008	2009
	US$	US$	US$
Cost of revenues	(—)	(2)	(72)
General and administrative expenses	(66)	(106)	(110)

Total	(66)	(108)	(182)

The estimated annual amortization expenses for each of the five succeeding fiscal years are as follows:

US$
2010	160
2011	160
2012	160
2013	160
2014	160

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
9.	GOODWILL
Goodwill of US$107,824 as of December 31, 2009 represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired relating to the acquisition of Binglangjiang during 2007, the acquisitions of Yingchuan, Wuliting, Yuheng, Wangkeng, Yuanping and Banzhu during 2008 and the acquisition of Shapulong and Ruiyang during 2009 (Note 3), net of foreign currency translation adjustment. Goodwill is not deductible for tax purposes. In accordance with ASC 350-10, goodwill is not amortized but is tested for impairment at least annually.
The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009 are as follows:

	Yunnan	Sichuan	Fujian	Zhejiang
	Province	Province	Province	Province	Total
	US$	US$	US$	US$	US$
Balance as of December 31, 2007	2,773	—	—	—	2,773

Goodwill acquired during the year	—	—	65,007	27,278	92,285
Subsequent realization of tax benefit from acquired subsidiaries	(86)	—	—	—	(86)
Foreign currency translation adjustment	191	—	(30)	1,400	1,561

Balance as of December 31, 2008	2,878	—	64,977	28,678	96,533

Goodwill acquired during the year	—	—	—	11,232	11,232
Adjustments during allocation period	—	—	(36)	—	(36)
Foreign currency translation adjustment	3	—	60	32	95

Balance as of December 31, 2009	2,881	—	65,001	39,942	107,824

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
9.	GOODWILL (CONTINUED)
On January 30, 2009, Sanming Ruifeng, one of the original shareholders of Banzhu, agreed to forego RMB7,000 (US$1,024) of the current assets that Sanming Ruifeng is entitled to receive from the Company as part of the acquisition of 90% equity interest in Banzhu in October 2008. On June 18, 2009, the Company settled all outstanding balances associated with the acquisition of Banzhu and incurred additional restructuring costs related to involuntary employee termination and other liabilities of US$295 and US$141, respectively. On August 17, 2009, upon obtaining the approved unit price of RMB0.29 per kWh (inclusive of VAT) from the regional pricing bureau in the Fujian Province for electricity transmitted by Yuanping to the provincial power grid prior to July 8, 2009, the Company determined that US$648 is payable to the original shareholders of Yuanping for electricity sold by Yuanping prior to its acquisition by the Company in October 2008 pursuant to an agreement entered into between the Company and the original shareholders. In October, 2009, the Company settled all outstanding balances associated with the acquisition of Yuanping and Wangkeng with their original shareholders in accordance with the equity transfer purchase agreement and determined that an additional US$214 is receivable from and an additional US$118 is payable to the original shareholders of Yuanping and Wangkeng, respectively. As a result, the Company recorded a net decrease in goodwill of US$36 during the year ended December 31, 2009.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following:

	December	December
	31, 2008	31, 2009
	US$	US$
Accrued payroll expenses	1,784	2,297
Retainage due to contractors	4,371	2,408
Purchase consideration payable	4,143	2,701
Employee termination costs	4,387	—
Guarantee deposits from original shareholders of acquired subsidiaries	4,806	4,316
Taxes payable	1,092	1,844
Guarantee liabilities	42	—
Amounts due to original shareholders of acquired subsidiaries	5,622	881
Customer deposits	56	—
Unrecognized tax benefits (Note 11)	1,362	2,329
Accrued water resource fee	323	823
Current portion of unfavorable contract obligation (Note 14)	846	579
Other liabilities	3,590	4,526

Total	32,424	22,704

Retainage due to contractors represents the portion of the payment due to contractors that is withheld until final inspection and acceptance of the construction projects.
Purchase consideration payable as of December 31, 2009 represents the US$2,684 and US$17 outstanding unpaid portion of the purchase consideration for the acquisitions of Wuliting and Ruiyang, respectively.
Guarantee deposits from original shareholders of acquired subsidiaries as of December 31, 2009 represent security deposits received by the Company from original shareholders of Wuliting, Yingchuan and Wangkeng which will be returned by the Company within ten days when the original shareholders of the acquired subsidiaries furnish the Company with final documentation relating to the acquired hydroelectric power projects and dams and reservoirs. Pursuant to the equity transfer purchase agreements of Wuliting, Yingchuan and Wangkeng, the original shareholders are required to provide such documentation within one year from the respective date of acquisition. The final documentation has not been provided as of December 31, 2009 and the Company will retain the guarantee deposit until receipt of such documentation.
Employee termination costs as of December 31, 2008 represent involuntary employee termination benefits assumed by the Company as part of the Banzhu acquisition. The liability was included in the allocation of the acquisition cost of Banzhu. The liability was settled in full during the year ended December 31, 2009.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES (CONTINUED)
Amounts due to original shareholders of acquired subsidiaries as of December 31, 2009 represent amounts payable to the original shareholders of Wangkeng and Banzhu for their entitlement to the net working capital surplus of Wangkeng and to the current assets of Banzhu immediately prior to the consummation of the acquisitions in accordance with the supplemental equity transfer purchase agreements. The Company paid US$4,726 to the original shareholders of Banzhu during the year ended December 31, 2009.
11.	INCOME TAX EXPENSE
Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

PRC
Pursuant to the PRC Enterprise Income Tax Laws and relevant regulations that were applicable before January 1, 2008, the Company’s subsidiaries are generally subject to enterprise income taxes (“EIT”) at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax with the exception of two of the Company’s subsidiaries, namely Binglangjiang and Liyuan. Binglangjiang and Liyuan are wholly-owned foreign enterprises (“WOFEs”) located in the Western Development area and are subject to a preferential tax rate. Binglangjiang is entitled to a lower tax rate of 15% as its corporate income tax rate from 2007 to 2010 while Liyuan is entitled to tax exemption in years 2007 and 2008 and a tax rate of 7.5% from 2009 to 2010.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
11.	INCOME TAX EXPENSE (CONTINUED)
During the 5th section of the 10th National People’s Congress, which was conducted on March 16, 2007, the PRC Corporate Income Tax Law (the “New CIT Law”) was approved and has become effective on January 1, 2008. On November 28, 2007, the regulation on the implementation of the New CIT Law was approved at the 197th Executive Meeting of the States Council. The New CIT Law and the Implementation regulation introduce a wide range of changes which include, but are not limited to the unification of the income tax law for domestic-invested and foreign invested enterprise at 25%. The New CIT Law provided a transition period for enterprises, whether foreign-invested or domestic, that received certain preferential tax treatments granted by relevant tax authorities. Under the transition rule, an enterprise subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 is eligible to continue enjoying the lower rate and gradually transition to 25% within five years after the effective date of the New CIT Law. Accordingly, Binglangjiang and Liyuan will continue to be subject to a lower tax rate until 2010 as grandfathered by the New CIT law. All of the Company’s remaining subsidiaries located in the PRC are subject to the statutory tax rate of 25% beginning in 2008. Banzhu is entitled to tax exemption in 2008 and 2009 and a tax rate of 12.5% from 2010 to 2012 based on the tax preferential treatment granted by the PRC government on May 15, 2009.
Moreover, the New EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of and enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2009, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.
The Group had minimal operations in jurisdictions other than the PRC.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
11.	INCOME TAX EXPENSE (CONTINUED)
(Loss) income before income taxes consists of:

	For the Year	For the Year	For the Year
	Ended December 31,	Ended December 31,	Ended December 31,
	2007	2008	2009
	US$	US$	US$
Cayman Islands	(3,873)	(4,353)	(18,648)
PRC	(670)	769	712

	(4,543)	(3,584)	(17,936)

Income tax expenses consist of:

	For the Year	For the Year	For the Year
	Ended December 31,	Ended December 31,	Ended December 31,
	2007	2008	2009
	US$	US$	US$
Current income tax expenses	17	398	697
Deferred income tax expenses	—	46	795

Income tax expenses	17	444	1,492

A reconciliation of the effective income tax provisions to the amount computed by applying the statutory tax rate to (loss) income before income taxes in the consolidated statements of operations is as follows:

	For the Year		For the Year	For the Year
	Ended December 31,		Ended December 31,	Ended December 31,
	2007		2008	2009
	US$		US$	US$
Taxation at PRC EIT statutory rate (33% for the year ended December 31, 2007 and 25% for the years ended December 31, 2008 and 2009)	(1,499)		(896)	(4,483)
Impact of tax rate differences	1,278		1,089	4,663
Impact from statutory tax rate change	184		—	—
Effect of tax holidays in the PRC	21		(286)	336
Deemed interest income			103	510
Non-deductible expenses	10		95	211
Change in valuation allowance	23		339	255

Income tax provision	17		444	1,492

Effective Tax Rate (%)	(0.4%	)	(12.4% )	(8.3%	)

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
11.	INCOME TAX EXPENSE (CONTINUED)
In accordance with the provision of ASC 740-10, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail, which is defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position. Tax positions that meet the “more likely than not” threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement using a probability weighted approach. The Group has adopted an income tax return preparation method principally based on tax invoices issued and received. In accordance with current PRC income tax laws and regulations, an income tax return should be prepared based on accounting income after adjusting for certain tax adjustments. As of December 31, 2009, in accordance with ASC 740-10, the Group has recognized additional income tax provisions of US$1,430 for unrecognized tax benefits which represent the estimated income tax expense the Group would pay for the year ended December 31, 2009. The Group also recognized a decrease of unrecognized tax benefits of US$246 related primarily to the reversal of income tax expense of Banzhu due to a preferential tax rate granted in 2009, with retroactive effect to 2008 and US$220 related to the settlement with the tax authority of Yinchuan, Ruiyang, and Wangkeng in 2009. The Company has US$1,362 cumulative unrecognized tax benefits as of January 1, 2009.
A reconciliation of accrued unrecognized tax benefits is as follows:

US$
Balance as of January 1, 2009	1,362
Increase for tax position taken in the current year	95
Increase for tax positions of prior years	1,335
Decrease for tax positions of prior years	(466)
Foreign currency translation	3

Balance as of December 31, 2009	2,329

As of December 31, 2009, the Group has recognized a provision of US$2,329 of unrecognized tax benefits that, if recognized, would impact the effective tax rate. However, based on the Group’s current valuation allowance position, US$1,175 of the unrecognized tax benefit, if recognized, would not impact the effective tax rate.
It is possible that the amount of unrecognized tax benefits will change in the next 12 months, pending factors such as changes in PRC tax law or administrative practices and precedents, or tax authority inquiries. An estimate of the change cannot be made at this time.
The Group recognizes interest accrued related to unrecognized tax benefits in interest expenses. During the year ended December 31, 2009, the Group recognized US$183 in interest expense.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
12.	DEFERRED TAX ASSETS / DEFERRED TAX LIABILITIES

Deferred tax assets and deferred tax liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and deferred tax liabilities are as follows:

	December 31,	December 31,
	2008	2009
	US$	US$
Deferred tax assets – current
Allowance for uncollectible other receivables	7	7
Accrued water resource fee	131	254
Guarantee deposit	51	96
Accrued maintenance fund	—	19
Disposal of fixed assets	—	10
Other payable	1,097	377

Total deferred tax assets – current	1,286	763

Deferred tax liabilities – current
Unfavorable contract obligation – electricity supply contract	(95)	(132)

Total deferred tax liabilities – current	(95)	(132)

Valuation allowance	(25)	(142)

Net deferred tax assets – current	1,166	489

Deferred tax assets – non-current
Net operating loss carry-forwards	670	1,154
Investment tax credit carry-forwards	470	470
Depreciation of property, plant and equipment	1,339	1,280
Pre-operation expenses	49	26
Guarantee deposit	34	—
Unfavorable contract obligation – water use right	9	426
Government grant	26	26

Other	16	1

Total deferred tax assets – non-current	2,613	3,383

Deferred tax liabilities – non-current
Fair value step-up of property, plant and equipment	(13,359)	(18,836)
Unfavorable contract obligation – electricity supply contract	(136)	8
Amortization of acquired intangible assets	(755)	(737)

Total deferred tax liabilities – non-current	(14,250)	(19,565)

Valuation allowance	(1,778)	(2,623)

Net deferred tax liabilities – non-current	(13,415)	(18,805)

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
12.	DEFERRED TAX ASSETS / DEFERRED TAX LIABILITIES (CONTINUED)
Deferred tax assets of US$1,126 and deferred tax liabilities of US$12,253, were recognized as a result of the acquisition of Yingchuan, Wuliting, Jiulongshan, Banzhu, Wangkeng, Yuheng and Yuanping during the year ended December 31, 2008. The Group recognized a full valuation allowance of US$420 and US$425 on the deferred tax asset of Wuliting and Yuanping at the acquisition date as it is more likely than not that the benefit in future earnings will not be realized. Deferred tax assets of US$847 and deferred tax liabilities of US$5,053 were recognized as a result of the acquisition of Shapulong, Yuanping, and Ruiyang during the year ended December 31, 2009. The group recognized a full valuation allowance of US$187, US$83,and US$434 on the deferred tax asset of Shapulong, Ruiyang and Yuanping at the acquisition date as it is more likely than not that the benefit in the future earning will not be realized. The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized. The Group recognized a change in valuation allowance of US$23, US$339 and US$255 during the years ended December 31, 2007, 2008 and 2009, respectively. A foreign currency translation adjustment of US$52 and US$3 on deferred tax asset and the related valuation allowance was recognized in accumulated other comprehensive income as of December 31, 2008 and 2009, respectively.
Net operating loss carry-forwards of US$2,873 as of December 31, 2009 will expire in years 2012 to 2014. Investment tax credit carry-forwards of US$470 as of December 31, 2009 will expire in year 2011.
Deferred tax liabilities have not been provided on undistributed earnings of the Company’s foreign subsidiaries during 2009, as the Company intends to indefinitely reinvest such earnings into its foreign subsidiaries. The parent company currently has no need to use the cash.
The benefit of tax holiday on basic and diluted loss per share is as follows:

	For the Year Ended	For the Year Ended
	December 31, 2008	December 31, 2009
	US$	US$
Basic and diluted	0.02	0.02

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
13.	BORROWINGS
Total borrowings as of December 31, 2008 and 2009 consist of:

	December 31, 2008	December 31, 2009
	US$	US$
Short-term:
Secured	5,560	4,394
Unsecured	3,221	2,704

Long-term:
Current portion, secured	29,037	56,809
Non-current, secured	138,133	172,469

Total borrowings	175,951	236,376

The short-term loans outstanding as of December 31, 2009 related to RMB denominated loans of US$2,116, US$588, and US$4,394 of Yuheng, Yuanping and Jiulongshan, respectively. The short-term loan of Yuheng was obtained from the original shareholders and is unsecured, interest-free and has no fixed term of repayment. The short-term loan of Yuanping was obtained from Fujian Dachuang Hydroelectric Group, Ltd. (“Dachuang Group”), the original entrusted management of Yuanping, and is unsecured, interest-free and has no fixed term of repayment. The short-term loan of Jiulongshan was obtained from Agricultural Bank of China with an annual interest of 5.84% and is due in June 2010. The short-term loan is secured by the pledge of future electricity sales of Jiulongshan and the pledge of property, plant and equipment of Jiulongshan and Zhougongyuan of US$92,520.
The long-term loans outstanding as of December 31, 2009 of US$229,278 related to RMB denominated bank loans obtained by Binglangjiang, Yingchuan, Wuliting, Jiulongshan, Yuheng, Wangkeng, Yuanping , Banzhu and Ruiyang from financial institutions. As of December 31, 2009, Wuliting and Yingchuan were in violation of certain debt covenant provisions relating to the use of funds. As a result, the banks have the right to call the entire outstanding loan balances at any time. Accordingly, the Company recorded loan balances of Wuliting and Yingchuan in the amount of US$29,671 and US$2,929, respectively, as current portion of long-term loans in the consolidated balance sheets as of December 31, 2009.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
13.	BORROWINGS (CONTINUED)
The interest rates on these long-term loans are variable based on the market rate published by the People’s Bank of China each year. The interest rates on these long-term loans are variable based on the market rate published by the People’s Bank of China each year. The average interest rate on the long-term loans for the year ended December 31, 2009 was 6.16%. The long-term loans are due from 2010 to 2020 and are secured by the following:
(a)	Corporate guarantee by third parties
Long-term loans amounted to US$24,750 as of December 31, 2009 were guaranteed by the following third parties:

December 31, 2009
US$
Guaranteed by
Guangsha Construction Group Co., Ltd.	13,181
Sanming Ruifeng Hydropower Investment Co., Ltd.	—
Fujian Province Anheng Assets Management Co., Ltd. and Fujian Yuneng Power Group Ltd.	8,494
Dachuang Group and original shareholders of Yuanping	1,757
Huang Shaojian (original shareholder of Wangkeng)	—
Pingnan County Minfeng Electric Power Co., Ltd.	1,318

24,750

(b)	Pledge of property, plant and equipment
As of December 31, 2009, certain long-term loans were secured by the pledge of property, plant and equipment of US$385,665 of Binglangjiang, Yingchuan, Wuliting, Yuheng, Wangkeng, Yuanping, Banzhu, Ruiyang, Jiulongshan and Zhougongyuan.

(c)	Pledge of proceeds from future electricity sales

Long-term loans amounted to US$76,008 as of December 31, 2009 were secured by the proceeds from future electricity sales of Yuanping, Wangkeng and Banzhu.

Maturities of long-term loans for the five years succeeding December 31, 2009 are as follows:

US$
2010	56,809
2011	24,662
2012	23,608
2013	24,955
2014	25,922
Thereafter	73,322

229,278

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
14.	OTHER NON-CURRENT LIABILITIES
Other non-current liabilities as of December 31, 2009 represent deferred government grant of US$104 relating to Banzhu.
The government grant is recognized as income over the periods necessary to match it on a systematic basis with the related costs which it is intended to compensate. From the acquisition date to December 31, 2008, US$11 has been recognized as a reduction to cost of revenues. During the year ended December 31, 2009, US$nil has been recognized.
An unfavorable contract obligation was assumed by the Company as part of the Yuheng acquisition on October 22, 2008. The unfavorable contract obligation arose from an electricity supply contract amongst Yuheng, Rongping Chemical and the power grid from 2007 in which the contractual rate at which Yuheng would sell its electricity output is not at market. Pursuant to the electricity supply agreement, a price of RMB0.181 per kWh (inclusive of VAT), which was not an approved price then, has been set for the supply of an agreed volume of 300 million kWh of electricity from Yuheng to the power grid which in turn transmits such electricity to Rongping Chemical for a contractual term of 3.5 years. An approved price of RMB0.29 per kWh (inclusive of VAT) has been subsequently approved by the provincial pricing bureau for Yuheng’s electricity supply starting from October 28, 2008. Pursuant to the electricity supply agreement, Yuheng is only entitled to RMB0.181 per kWh (inclusive of VAT) of the RMB0.29 per kWh revenue received from the power grid and is obligated to remit the portion of revenue above RMB0.181 per kWh, or RMB0.109 per kWh, to Rongping Chemical for electricity volume transmitted under the supply agreement. The unfavorable contract obligation is amortized and recognized as revenue over the remaining contractual period based on the actual supply volume. For electricity transmitted from Yuheng to Rongping Chemical through the power grid, the Company recognized revenue based on the contractual price of RMB0.181 per kWh, net of VAT, and a deemed revenue of RMB0.065 per kWh from the amortization of the unfavorable contract obligation until the earlier of reaching the cumulative volume of 300 million kWh or October 2010. The Company recognized revenue based on the approved price of RMB0.29 per kWh, net of VAT, and did not recognize any deemed revenue from the amortization of the unfavorable contract obligation from the acquisition date to December 31, 2008 as the power grid did not transmit any electricity to Rongping Chemical during that period. During the year ended December 31, 2009, US$734 has been recognized as deemed revenue. As of December 31, 2009, the remaining unfavorable contract obligations balance is included in “Accrued expenses and other current liabilities” in the consolidated balance sheets as the arrangement will expire in October 2010.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
15.	LONG-TERM NOTES
On November 10, 2006, the Company issued secured convertible notes (the “Notes”) to Vicis Capital Master Fund (“Vicis”), JMG Capital Partners, L.P. and JMG Triton Offshore Fund, Limited (“JMG”), (collectively, the “Holders”), for an aggregate principal amount of US$50,000. The Notes had a maturity date of May 10, 2008. On April 11, 2007, all of the Holders approved the consummation of a business combination by the Company. Vicis elected to convert its US$41,000 Notes and received 6,833,333 ordinary shares and 18,666,666 warrants each to purchase one ordinary share at US$5.00 per share (Note 17). JMG elected not to convert its US$9,000 Notes and received 666,666 warrants each to purchase one ordinary share at US$5.00 per share (Note 17). The Company classified the remaining US$9,000 Notes as long-term notes in the balance sheet.
On February 8, 2008, the Company paid JMG US$10,012 cash to fully redeem the principal amount of the US$9,000 Notes and to settle accrued and unpaid interest of US$174 and a contingent payment of US$838. The unamortized debt issuance costs of US$33 and unamortized discount of US$98 were immediately recognized as interest expense in the consolidated statements of operations upon redemption of the US$9,000 Notes. The changes in fair value of the bifurcated embedded derivative liability relating to the US$9,000 Notes were recognized in the consolidated statements of operations until the US$9,000 Notes were redeemed by the Company. A gain of US$61 resulted from the change in fair value of the derivative liabilities was recognized in the statements of operations for the year ended December 31, 2008.
16.	CONVERTIBLE REDEEMABLE PREFERRED SHARES
On January 23, 2008, the Company issued 150,025 Series A convertible redeemable preferred shares (“Series A Preferred Shares”) for an aggregate purchase price of US$150,025 or US$1,000 per share.
On July 24, 2008, the Company issued the first batch of 101,000 Series B convertible redeemable preferred shares (“Series B Preferred Shares”) for an aggregate purchase price of US$101,000 or US$1,000 per share. On August 15, 2008, the Company issued the second batch of 28,000 Series B Preferred Shares for an aggregate purchase price of US$28,000, or US$1,000 per share.
On October 27, 2009, the Company issued 20,000 Series C convertible redeemable preferred shares (“Series C Preferred Shares”) for an aggregate purchase price of US$20,000 or US$1,000 per share.
The Company intends to use the proceeds of the Series A, Series B and Series C Preferred Shares to fund the Company’s future acquisition of hydroelectric power generating assets and expansion of the Company’s existing hydroelectric power projects in the PRC, to repay all the amounts due and for the Company’s working capital purposes. The significant terms of the Series A, Series B and Series C Preferred Shares are summarized below.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
16.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)
Dividends
Pursuant to the Series A, Series B and Series C Preferred Shares agreements, the holders of the Series A, Series B and Series C Preferred Shares are entitled to receive cash dividends on each share at the rate of 10% per annum of the issuance price when and if declared by the board of directors of the Company. To the extent dividends are not paid in cash, dividends shall be paid in kind by the Company by issuing to each holder additional Series A, Series B and Series C Preferred Shares. Dividends shall accrue at 10% per annum and accumulate quarterly on the fifteenth of March, June, September and December.
If a qualified public offering, as defined in the Series A, Series B and Series C Preferred Shares agreements, has not occurred on or before April 28, 2009, September 30, 2009 and December 31, 2010, respectively, the dividend rate shall increase by 1% per annum and shall further increase by 1% per annum as of each subsequent dividend accrual date, provided that under no circumstances the dividend rate exceeds 15% per annum.
Ranking
Pursuant to the Series A Preferred Shares agreement, the Series A Preferred Shares rank, as to dividends and upon liquidation, senior and prior to the ordinary shares and to all other classes or series of shares issued by the Company.
Upon issuance of the first batch of the Series B Preferred Shares in July 2008, pursuant to the Series B Preferred Shares agreement, the ranking of Series A Preferred Shares to dividends and upon liquidation was modified such that Series A Preferred Shares rank senior and prior to the ordinary shares and to all other classes or series of shares issued by the Company but shall rank the same as Series B Preferred Shares.
Upon issuance of the Series C Preferred Shares in October 2009, the ranking of Series A and Series B Preferred Shares to dividends and upon liquidation was modified such that the Series A and Series B Preferred Shares shall rank senior and prior to the ordinary shares and to all other classes or series of shares issued by the Company but shall rank the same as Series C preferred Shares.
Voting Rights
Each holder of the Series A, Series B and Series C Preferred Shares is entitled to the number of votes equal to the number of shares of ordinary shares into which such holder’s Series A, Series B and Series C Preferred Shares could be converted and having voting rights and powers equal to the voting rights and powers of the ordinary shares.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
16.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)
Liquidation preference
In the event of any liquidation, dissolution or winding up of the Company or any deemed liquidation event as defined in the Series A, Series B and Series C Preferred Shares agreements, each holder of Series A, Series B and Series C Shares is entitled to receive, prior to and in preference to holders of ordinary shares, an amount equal to the original issuance price plus any declared and unpaid dividends. If at the time of any liquidation event, the liquidation proceeds are greater than the entire assets and funds of the Company legally available for distribution amongst the holders of Series A and Series B Preferred Shares and holders of ordinary shares, the assets and funds of the Company shall be distributed ratably amongst the holders of Series A, Series B and Series C Preferred Shares first. After distribution in full to the holders of Series A, Series B and Series C Preferred Shares, the remaining assets and funds of the Company available for distribution shall be distributed ratably amongst the holders of ordinary shares.
Conversion rights
The holders of the Series A, Series B and Series C Preferred Shares shall have conversion rights as follows:
Each Series A, Series B and Series C Preferred Share plus any declared but unpaid dividends shall be convertible at the option of the holder, at any time after the date of issuance of such share, into ordinary shares as determined by dividing the par value plus any accrued dividends by the lesser of (i) the applicable conversion price and (ii) in the event of a qualified public offering, the issue price per ordinary share multiplied by an applicable percentage. For Series A Preferred Shares, the applicable percentage is 70% if the qualified public offering is consummated before April 28, 2009, 60% if the qualified public offering is consummated after April 28, 2009 and before January 28, 2010, and 50% if the qualified public offering is consummated after January 28, 2010. For Series B Preferred Shares, the applicable percentage is 70% if the qualified public offering is consummated before December 31, 2009, 60% if the qualified public offering is consummated after December 31, 2009 and before June 30, 2010, and 50% if the qualified public offering is consummated after June 30, 2010. For Series C Preferred Shares, the applicable percentage is 70% if the qualified public offering is consummated on or before December 31, 2010, 60% if the qualified public offering is consummated after December 31, 2010 and on or before September 30, 2011, and 50% if the qualified public offering is consummated after September 30, 2011. The initial conversion price of the Series A and Series B Preferred Shares is US$7.00 and the initial conversion price of the Series C Preferred Shares is US$8.00.

All of the Series A, Series B and Series C Preferred Shares shall automatically be converted into ordinary shares at the then-effective conversion price upon the closing of a qualified public offering, as defined in the Series A, Series B and Series C Preferred Shares agreements.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
16.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Redemption

Pursuant to the Series A, Series B and Series C Preferred Shares agreements, Series A, Series B and Series C Preferred Shares are subject to redemption as follows:
If the Company fails to consummate certain specified acquisitions of hydroelectric assets in the Zhejiang Province in order for the proceeds of the Series A Preferred Shares to be released from an escrow account to the Company by March 30, 2008, the Company is obligated to redeem all of the Series A Preferred Shares at a redemption price equal to the Series A Preferred Shares issue price plus any interest earned in the escrow account.

If a qualified public offering has not occurred prior to January 28, 2011, upon written election by the holders of the Series A, Series B and Series C Preferred Shares, the Company is obligated to redeem such holders’ Series A and Series B Preferred Shares by paying a redemption price equal to the Series A and Series B Preferred Shares issue price plus any accrued but unpaid dividends.

If a qualified public offering has not occurred prior to January 28, 2013, the Company may elect to redeem all of the Series A, Series B and Series C Preferred Shares at a redemption price equal to the Series A, Series B and Series C Preferred Shares issue price plus any accrued but unpaid dividends.

Prior to the consummation of a change in control event, if requested by holders of a majority of the Series A, Series B and Series C Preferred Shares and the Company has sufficient legally available funds or assets to redeem in full all of the Series A, Series B and Series C Preferred Shares, the Company is obligated to redeem all of the Series A, Series B and Series C Preferred Shares at a redemption price equal to the Series A, Series B and Series C Preferred Shares issue price plus any accrued but unpaid dividends.
Accounting for Series A, Series B and Series C Preferred Shares

The Series A, Series B and Series C Preferred Shares have been classified as mezzanine equity as these preferred shares can be redeemed at the option of the holders on or after an agreed upon date.

The initial carrying amount of the Series A Preferred Shares is the issue price at the date of issuance of US$150,025 net of issuance costs (including the Morgan Joseph Preferred Shares Warrant (Note 17)) of US$10,569. The initial carrying amount of the Series B Preferred Shares is the issue price at the date of issuance of US$129,000 net of issuance costs of US$4,134. The initial carrying amount of the Series C Preferred Shares is the issue price at the date of issuance of US$20,000 net of issuance costs of US$1,872.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
16.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)
Accounting for Series A, Series B and Series C Preferred Shares (Continued)
The holders of Series A, Series B and Series C Preferred Shares have the ability to convert the instrument into the Company’s ordinary shares. The Company evaluated the embedded conversion option in the Series A, Series B and Series C Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features. The conversion option of the preferred shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash.
Beneficial conversion features exist when the conversion price of the convertible redeemable preferred shares is lower than the fair value of the ordinary shares at the commitment date. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the preferred shares as a contribution to additional paid-in capital. The resulting discount to the convertible redeemable preferred shares is then amortized as a deemed dividend through retained earnings from the date of issuance to the earliest conversion date in the absence of a stated redemption date. The Company determined the fair value of ordinary shares with the assistance of AA.
On January 23, 2008, the most favorable conversion price used to measure the beneficial conversion feature of the Series A Preferred Shares was US$7.00. No beneficial conversion feature was recognized for the Series A Preferred Shares as the fair value per ordinary share at the commitment date was US$2.56, which was less than the most favorable conversion price.
On July 24 and August 15, 2008, the most favorable conversion price used to measure the beneficial conversion feature of the Series B Preferred Shares was US$7.00 and no beneficial conversion feature was recognized for the Series B Preferred Shares as the fair value per ordinary share at both commitment dates was US$2.97, which was less than the most favorable conversion price.
On October 27, 2009, the most favorable conversion price used to measure the beneficial conversion feature of the Series C Preferred Shares was US$8.00 and no beneficial conversion feature was recognized for the Series C Preferred Shares as the fair value per ordinary share at the commitment date was US$2.95, which was less than the most favorable conversion price.
The Company concluded that the Series A, Series B and Series C Preferred Shares are not redeemable currently, but it is probable that the Series A, Series B and Series C Preferred Shares will become redeemable. The Company chose to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the Series A, Series B and Series C Preferred Shares to equal the redemption value at the end of each reporting period. An accretion charge of US$10,569 and US$4,134 related to Series A and Series B Preferred Shares, respectively, was recorded as a reduction of income available to ordinary shareholders for the year ended December 31, 2008. An accretion charge of US$1,872 related to Series C Preferred Shares was recorded as a reduction of income available to ordinary shareholders for the years ended December 31, 2009.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
16.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)
As of December 31, 2008 and 2009, no cash dividends were declared by the Company on the Series A, Series B and Series C Preferred Shares. A cumulative dividend of US$14,680 and US$5,531 for Series A and Series B Preferred Shares, respectively, was accrued and recorded as a reduction of income available to ordinary shareholders for the year ended December 31, 2008. A cumulative dividend of US$19,836, US$14,412 and US$356 for Series A, Series B and Series C Preferred Shares, respectively, was accrued and recorded as a reduction of income available to ordinary shareholders for the year ended December 31, 2009.
The carrying value of the Series A, Series B and Series C Preferred Shares as of December 31, 2008 and 2009 is as follows:

	Series A	Series B	Series C	Total
	US$	US$	US$	US$
Balance as of December 31, 2007	—	—	—	—
Issuance of preferred shares	150,025	129,000	—	279,025
Issuance costs (including Morgan Joseph Preferred Shares Warrant (Note 17) for Series A Preferred Shares)	(10,569)	(4,134)	—	(14,703)
Changes in redemption value	10,569	4,134	—	14,703
Cumulative dividends	14,680	5,531	—	20,211

Balance as of December 31, 2008	164,705	134,531	—	299,236

Issuance of preferred shares	—	—	20,000	20,000
Issuance costs	—	—	(1,872)	(1,872)
Changes in redemption value	—	—	1,872	1,872
Cumulative dividends	19,836	14,412	356	34,604

Balance as of December 31, 2009	184,541	148,943	20,356	353,840

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
17.	WARRANTS
On November 10, 2006, the Founding Shareholders of the Company purchased 375,000 units of securities issued by the Company through China Hydro LLC, a limited liability company formed under the laws of the State of Delaware which holds the equity interest in the Company for the founding shareholders. Each unit consists of one ordinary share and two warrants each to purchase one ordinary share of the Company at US$5.00 per share (“Founders’ Warrants”). The exercise period of the Founders’ Warrants commences on the date of issuance and expires on the earlier of November 10, 2011 or the redemption of the warrants by the Company. The Founders’ Warrants can be redeemed at the option of the Company at any time during the exercise period at US$0.001 per warrant, provided that the last independent bid price of the ordinary share exceeds US$8.50 per share.
On November 10, 2006, the Company also issued two warrants to Morgan Joseph, as part of the payment for services rendered by Morgan Joseph on the issuance of the Notes (Note 15). One warrant allows Morgan Joseph to purchase 550,000 units of securities (each unit consists of one ordinary share and two warrants each to purchase one ordinary share of the Company at US$5.00 per share) and the other warrant allows Morgan Joseph to purchase 283,333 units of securities (each unit consists of one ordinary share and four warrants each to purchase one ordinary share of the Company at US$5.00 per share) issued by the Company at US$6.60 per unit (“Morgan Joseph Warrants”). The exercise period of the Morgan Joseph Warrants commences on the date of issuance and expires on November 10, 2011. The Morgan Joseph Warrants provide for a cashless exercise option.
On April 11, 2007, all of the Holders of the Notes approved the consummation of a business combination by the Company (Note 15). Vicis converted its US$41,000 Notes into 6,833,333 ordinary shares and 18,666,666 warrants each to purchase one ordinary share at US$5.00 per share while JMG elected not to convert its US$9,000 Notes and received 666,666 warrants each to purchase one ordinary share at US$5.00 per share. The warrants issued to Vicis and JMG (collectively, the “Holders’ Warrants”) have terms identical to the Founders’ Warrants in that the Company has an option to redeem at any time at US$0.001 per warrant, provided that the last independent bid price of the ordinary share exceeds US$8.50 per share, and that the exercise period commences on the date of issuance and expires on the earlier of November 10, 2011 or the redemption of the warrants by the Company.
Under ASC sub-topic 815-40 (“ASC 815-40”), Derivatives and Hedging: Contracts in Entity’s Own Equity, if a contract could potentially be cash settled, and such settlement is not within the control of the issuer, the derivative is accounted for as an asset or liability, and changes in fair value are recognized in the consolidated statements of operations.
Upon issuance of the Founders’ Warrants, Morgan Joseph Warrants and Holders’ Warrants and as of December 31, 2008 and 2009, the Company evaluated ASC 815-40-25-7 to ASC 815-40-25-35 and concluded that the warrants could only be physical settled or net-share settled but not net-cash settled. Therefore, the Founders’ Warrants, Morgan Joseph Warrants and Holders’ Warrants have been classified as equity since their respective issuance date. Fair value of the Founders’ Warrants, Morgan Joseph Warrants and Holders’ Warrants at their respective commitment date was determined to be minimal by management with the assistance of AA.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
17.	WARRANTS (CONTINUED)
The Founders’ Warrants, Morgan Joseph Warrants and Holders’ Warrants will continue to be reported as equity until such time as the warrants are exercised, expire, or become cash-settleable. In the event of a reclassification from equity to liability, the warrants will be measured at a new fair value as of the reclassification date with the change from the existing carrying value to the new fair value as an adjustment to shareholders’ equity.
On January 28, 2008, the Company issued another warrant to Morgan Joseph, as part of the payment for services rendered by Morgan Joseph on the issuance of the Series A Preferred Shares (Note 16). The warrant allows Morgan Joseph to purchase (i) up to 15,000 Series A Preferred Shares at US$1,100 per share prior to the closing of a qualified public offering or (ii) up to such number of ordinary shares automatically converted into from 15,000 Series A Preferred Shares upon the closing of a qualified public offering at 110% of the then-effective conversion price per Series A Preferred Share (“Morgan Joseph Preferred Shares Warrant”). The exercise period of the Morgan Joseph Preferred Shares Warrant commences on the date of issuance and expires on January 28, 2013. The Morgan Joseph Preferred Shares Warrant provides for a cashless exercise option.
The Morgan Joseph Preferred Shares Warrant has been classified as a liability since the issuance date under ASC sub-topic 480-10 (“ASC 480-10”), Distinguishing Liabilities from Equity: Overall, as Morgan Joseph is entitled to a cashless exercise into Series A Preferred Shares, which are contingently redeemable for cash. The fair value of the Morgan Joseph Preferred Shares Warrant was US$899, US$540 and US$14,333 at the time of issuance and as of December 31, 2008 and 2009, respectively. An income of US$359 and a loss of US$13,793 from the change in fair market value of the Morgan Joseph Preferred Shares Warrant was recognized in the statements of operations during the years ended December 31, 2008 and 2009 respectively. The fair value of the Morgan Joseph Preferred Shares Warrant was determined with the assistance of AA.
The fair values of the Founders’ Warrants, Morgan Joseph Warrants and Holders’ Warrants, which are classified as equity, and the fair value of Morgan Joseph
Preferred Shares Warrant, which is classified as a liability, were estimated at their commitment date or December 31, 2009 using the following assumptions:

		Morgan		Morgan Joseph
	Founders’	Joseph	Holders’	Preferred Shares
	Warrants	Warrants	Warrants	Warrant
	November	November	November	December
Commitment date/year-end date	10, 2006	10, 2006	10, 2006	31, 2009
Average risk-free rate of return	5.11%	5.11%	5.11%	2.39%
Expected term/life	5 years	5 years	5 years	3.08 year
Volatility rate	33.70%	33.70%	33.70%	66.00%
Expected dividend yield	—	—	—	—
Fair value of ordinary share	0.11	0.11	0.11	4.93
Estimated forfeiture rate	0%	0%	0%	0%

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
17.	WARRANTS (CONTINUED)
The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying warrants and the fair value of the Company’s ordinary or preferred shares as of December 31, 2009, for those warrants that have an exercise price currently below the fair value of the Company’s ordinary or preferred shares. As of December 31, 2009, the Company has warrants outstanding to purchase an aggregate of 23,149,997 ordinary shares and 15,000 Series A Preferred Shares. None of these warrants has an exercise price below the fair value of the Company’s ordinary shares and Series A Preferred Shares, resulting in an aggregate intrinsic value of US$nil.
All warrants were vested as of the date they were issued. No warrants were forfeited, cancelled or exercised for the years ended December 31, 2008 and 2009.
18.	SHARE CAPITAL
The Company’s authorized ordinary share capital was 130,000,000 shares at par value of US$0.001 per share as of December 31, 2008 and 2009. On January 28, 2008, 166,667 ordinary shares of the Company issued at US$0.001 per share to China Hydro LLC were repurchased for a total consideration of US$1.00. The repurchased shares were considered cancelled under Cayman Islands law and the difference between the original issuance price and the repurchase price was charged to accumulated deficit. There were 15,541,666 ordinary shares issued and outstanding as of December 31, 2008 and 2009.
The Company’s authorized preferred shares capital was 5,000,000 and 6,000,000 shares at par value of US$0.001 per share as of December 31, 2008 and 2009, respectively. There were 281,193 and 301,193 preferred shares issued and outstanding as of December 31, 2008 and 2009, respectively.
The Group has not paid or declared any dividends on ordinary shares to date. The payment of dividends in the future will be contingent upon the Group’s revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of a business combination. The payment of dividends will be subject to the discretion of the Group’s board of directors and subject to the requirements of Cayman Islands’ laws.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
19.	BASIC AND DILUTED LOSS PER SHARE
Basic and diluted loss per share for the years ended December 31, 2007, 2008 and 2009 are calculated as follows:

	For the year	For the year	For the year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
	US$	US$	US$
Numerator for basic loss per share:
Loss attributable to ordinary shareholders	(4,560)	(38,901)	(55,872)

Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	—
Changes in redemption value of Series A convertible redeemable preferred shares	—	—
Changes in redemption value of Series B convertible redeemable preferred shares	—	—
Changes in redemption value of Series C convertible redeemable preferred shares	—	—	—

Numerator for diluted loss per share	(4,560)	(38,901)	(55,872)

Denominator:
Weighted average number of ordinary shares outstanding — basic	13,817,466	15,554,416	15,541,666

Dilutive effect of convertible securities:
Warrants	—	—	—
Convertible redeemable preferred shares	—	—	—
Convertible notes	—	—	—
Share options	—	—	—

Weighted average number of ordinary shares outstanding — diluted	13,817,466	15,554,416	15,541,666

Loss per share — basic and diluted	(0.33)	(2.50)	(3.59)

The Group had securities outstanding which could potentially dilute basic loss per share in the future, but these securities were excluded from the computation of diluted loss per share in the years ended December 31, 2007, 2008 and 2009, as their effects would have been anti-dilutive. Such outstanding securities consist of convertible notes in 2007, warrants in 2007, 2008 and 2009, convertible redeemable preferred shares in 2008 and 2009 and share options in 2009.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
20.	EMPLOYEE DEFINED CONTRIBUTION PLAN
The Group’s full time employees in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labour regulations require the Group to accrue for these benefits based on 35.0% to 44.1% of the employees’ salaries, subject to a certain cap limit, depending on the location of employment. The total contribution for such employee benefits, which was expensed as incurred, was US$22, US$392 and US$605 for the years ended December 31, 2007, 2008 and 2009, respectively. The Group has no additional legal obligation or liabilities for the benefits beyond the paid and accrued amounts.
21.	INTEREST EXPENSES
Interest expenses for the years ended December 31, 2007, 2008 and 2009 consist of:

	For the year	For the year	For the year
	Ended	Ended	ended
	December 31,	December 31,	December 31,
	2007	2008	2009
	US$	US$	US$
Accrued interest on long-term bank loans	693	5,293	13,013
Accrued or paid interest on convertible notes	1,456	164	—
Accrued interest on unrecognized tax benefits (Note 11)	—	99	183
Amortization of debt issuance costs	293	47	23
Accretion of guarantee fee payable	—	105	10
Interest penalty to original shareholders of an acquired subsidiary	—	—	401
Accrued interest on loans from unrelated parties	—	—	133
Other charges from bank			409
Others	—	—	56
Amortization of discount on convertible notes	833	139	—

	3,275	5,847	14,228

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
22.	COMMITMENTS AND CONTINGENCIES
(a)	Operating lease commitments
The Group has entered into certain operating leasing arrangements relating to the lease of the Group’s office premises. Payments made under operating leases are expensed on a straight-line basis over the term of the lease. Rental expenses under operating leases for the years ended December 31, 2007, 2008 and 2009 were US$180, US$574 and US$691, respectively.
Future minimum lease payments for non-cancellable operating leases as of December 31, 2009 are as follows:

US$
2010	451
2011	61
2012	14
2013 and thereafter	2

Total	528

(b)	Capital commitments
Capital commitments as of December 31, 2009 were approximately US$157 (RMB1,072), representing contracted but unpaid amounts for construction projects of Binglangjiang and Liyuan that are in progress and for the purchase of property, plant and equipment of Yuheng.
(c)	Other commitments
The Company committed to provide continuous financial support to its subsidiaries to ensure that these entities will continue as a going concern.
On October 22, 2009, the Group signed a capital increase agreement with Henan Lan Tian Group Co., Ltd. to subscribe for 79% of the equity interest of Henan Wuyue Storage Power Generation Co., Ltd. (“Wuyue”), which owns the right to develop a pumped storage hydroelectric power project in the Henan Province, for RMB162,500 (US$23,798). The Group paid RMB32,250 (US$4,771) subsequent to the year ended December 31, 2009.
There were no significant contingencies as of December 31, 2008 and 2009.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
22.	COMMITMENTS AND CONTINGENCIES (CONTINUED)
(d)	Loan guarantee commitments
Pursuant to the equity transfer purchase agreements of Yingchuan, Wuliting and Jiulongshan (collectively the “Zhejiang Entities”), Guangsha Construction Group Co., Ltd. (“Guangsha”), the original shareholder of these acquired subsidiaries, continues to provide guarantee on the bank loans of the Zhejiang Entities subsequent to the acquisition by the Company. The outstanding loan balances guaranteed by Guangsha were RMB50,000, RMB224,000 and RMB215,000 for Yingchuan, Wuliting and Jiulongshan, respectively. In connection with the loan guarantees provided by Guangsha, the Company signed an agreement with Guangsha to provide a counter guarantee on Guangsha’s guarantee obligations. Pursuant to the counter guarantee agreement, the Company is obligated to reimburse Guangsha for all bank loans, interests, penalties and all other related costs Guangsha guaranteed in the event that the Zhejiang Entities are not able to fulfill their loan payments when become due. The Company recognized a guarantee asset with a corresponding guarantee liability amounted to US$221 and US$257 in the purchase price allocation of Wuliting and Jiulongshan, respectively (Note 3). The guarantee asset and the corresponding guarantee liability for Yingchuan was insignificant. The changes in value of the guarantee assets and guarantee liabilities are recognized through the statements of operations. A gain and a corresponding loss of US$449 resulted from the changes in value of the guarantee liabilities and guarantee assets, respectively, were recognized for the year ended December 31, 2008. A gain and a corresponding loss of US$42 resulted from the changes in value of the guarantee liabilities and guarantee assets, respectively, were recognized for the year ended December 31, 2009. Such gain and loss are included in “Other income, net” in the statements of operations.
In addition, pursuant to the counter guarantee agreement, the Company should pay Guangsha an annual guarantee fee based on the prevailing market interest rate of the outstanding loan balances of the Zhejiang Entities at their respective acquisition dates. Since a counter guarantee was given by the Company to Guangsha in return for the guarantee of Guangsha to the Zhejiang Entities, the guarantee fee did not form part of the guarantee liability in the purchase price allocation of the Zhejiang Entities. Accordingly, the present value of the guarantee fee of US$124, US$620 and US$641 was treated as part of the purchase consideration of Yingchuan, Wuliting and Jiulongshan, respectively (Note 3).
Pursuant to the equity transfer purchase agreement, Banzhu continues to guarantee a RMB4,500 loan arrangement of Sanming Ruifeng Economic Technological Development Ltd., a related party of Sanming Ruifeng, and RMB6,800 credit facility arrangements of Yong’an Ruifeng subsequent to the acquisition by the Company. The guarantee obligations expired upon maturity of the loan and credit facility arrangements in January and March 2009. The fair value of the guarantee obligations as of the date of acquisition of Banzhu was insignificant.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
23.	OTHER INCOME (LOSS), NET
Other income (loss), net for the years ended December 31, 2007, 2008 and 2009 consists of:

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2007	2008	2009
	US$	US$	US$
Change in value of guarantee assets	—	(449)	(42)
Change in value of guarantee liabilities	—	449	42
Fees for supporting service provided to an equity investee	—	229	32
Remeasurement gain on pre-existing interest in an equity investee at acquisition date fair value (Note 3)	—	—	105
Loss on disposal of property, plant and equipment	—	—	(276)
Others	8	(85)	(86)

Other income (loss), net	8	144	(225)

24.	SEGMENT AND GEOGRAPHIC INFORMATION
The Group follows ASC 280-10 for disclosure of segment information. The Group’s chief operating decision maker, who has been identified as the CEO, relies upon financial information by provinces in the PRC when making decisions about allocating resources and assessing the performance of the Group. For the year ended December 31, 2007, the Group operated and managed its business as two operating and reportable segments, namely the Yunnan Province segment and the Sichuan Province segment. For the years ended December 31, 2008 and December 31, 2009, the Group operated and managed its business as four operating and reportable segments, namely the Yunnan Province segment, the Sichuan Province segment, the Zhejiang Province segment and the Fujian Province segment. As the Group’s long-lived assets and revenues are substantially all located in and derived from the PRC, no geographical segments are presented.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
24.	SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)
The Group’s segment information as of and for the year ended December 31, 2007 is as follows:

	Yunnan	Sichuan
	Province	Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$
Revenues	1,719	715	—	—	2,434
Cost of revenues	(500)	(288)	(25)	—	(813)

General and administrative expenses	(159)	(110)	(2,291)	—	(2,560)
Interest income	147	50	854	—	1,051
Interest expenses	(684)	—	(2,591)	—	(3,275)

Change in fair value of derivative financial liabilities	—	—	(266)	—	(266)
Exchange loss	(714)	(359)	(22)	—	(1,095)

Share of losses in an equity investee	—	—	(27)	—	(27)
Other income	8	—	—	—	8

Income tax expenses	—	(8)	(9)	—	(17)

Net loss	(183)	—	(4,377)	—	(4,560)

Total assets	37,596	16,896	46,607	(41,988)	59,111
Total liabilities	(13,773)	(208)	(11,646)	922	(24,705)

Capital expenditures	316	58	161	—	535

Depreciation & amortization expenses	433	200	5	—	638

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
24.	SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)
The Group’s segment information as of and for the year ended December 31, 2008 is as follows:

	Yunnan	Sichuan	Zhejiang	Fujian
	Province	Province	Province	Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	2,746	971	9,635	1,363	—	—	14,715
Cost of revenues	(1,120)	(478)	(4,598)	(1,025)	—	1,196	(6,025)
General and administrative expenses	(245)	(223)	(567)	(210)	(5,516)	—	(6,761)
Interest income	359	84	18	5	877	(3)	1,340
Interest expenses	(361)	—	(3,519)	(1,514)	(456)	3	(5,847)
Change in fair value of derivative financial liabilities and warrant liability	—	—	—	—	420	—	420
Exchange (loss) gain	(269)	172	(165)	(2)	(803)	—	(1,067)
Share of losses in an equity investee	—	—	—	—	(503)	—	(503)
Other (loss) income, net	(3)	1	(6)	(5)	1,353	(1,196)	144
Income tax (expenses) benefits	(171)	9	(447)	165	—	—	(444)
Consolidated net income (loss)	936	536	351	(1,223)	(4,628)	—	(4,028)

Net loss attributable to noncontrolling interests	—	—	—	41	—	—	41

Net income (loss) attributable to China Hydroelectric Corporation shareholders	936	536	351	(1,182)	(4,628)	—	(3,987)

Total assets	40,997	13,919	242,057	212,801	337,115	(313,321)	533,568
Total liabilities	(14,569)	(32)	(93,358)	(119,423)	(23,249)	21,230	(229,401)
Capital expenditures	4,589	21	33,789	12	342	—	38,753
Depreciation & amortization expenses	696	305	3,113	718	31	—	4,863

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
24.	SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)
The Group’s segment information as of and for the year ended December 31, 2009 is as follows:

	Yunnan	Sichuan	Zhejiang	Fujian
	Province	Province	Province	Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	2,966	939	18,164	14,106	—	—	36,175
Cost of revenues	(1,193)	(583)	(9,774)	(7,341)	—	1,708	(17,183)
General and administrative expenses	(330)	(203)	(1,178)	(613)	(6,775)	—	(9,099)
Interest income	115	38	57	18	319	(37)	510
Interest expenses	(303)	—	(7,020)	(6,554)	(388)	37	(14,228)
Change in fair value of derivative financial liabilities and warrant liability	—	—	—	—	(13,793)	—	(13,793)
Exchange loss	—	(1)	(5)	(7)	(10)	—	(23)
Share of losses in an equity investee	—	—	—	—	(70)		(70)
Other (loss) income, net	(2)	(1)	(9)	(265)	1,760	(1,708)	(225)
Income tax expenses	(166)	(51)	(403)	(739)	(133)	—	(1,492)
Consolidated net income (loss)	1,087	138	(168)	(1,395)	(19,090)	—	(19,428)

Net loss attributable to noncontrolling interests	—	—	—	32	—	—	32

Net income (loss) attributable to China Hydroelectric Corporation shareholders	1,087	138	(168)	(1,363)	(19,090)	—	(19,396)

Total assets	42,770	14,649	311,779	205,445	337,511	(317,090)	595,064
Total liabilities	(15,494)	(556)	(152,991)	(113,080)	(34,545)	22,796	(293,870)
Capital expenditures	7,661	1,616	1,826	1,732	141	—	12,976
Depreciation & amortization expenses	845	338	6,887	4,432	78	—	12,580

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
25.	SHARE-BASED PAYMENT
On August 18, 2008, the board of directors (the “Board”) of the Company adopted the China Hydroelectric Corporation 2008 Share Incentive Plan (the “2008 Plan”) that provides for the issuance of share-based awards to purchase up to 12,000,000 ordinary shares. The effectiveness of the 2008 Plan is subject to the approval of the Company’s shareholders within twelve months from the date on which the 2008 Plan is adopted by the Board. Under the 2008 Plan, the Company may grant share options including incentive stock options and non-qualified stock options, equity appreciation rights, restricted ordinary shares, restricted ordinary share units, performance-based grants of ordinary shares, performance units and other equity-based or cash-based awards to employees of the Group, consultants and other individuals who provide services to the Group, including the Company’s directors. The administrator, which may be the Board or its authorized designee, has full power and authority to administer, construe and interpret the 2008 Plan. Under the terms of the 2008 Plan, options intended to qualify as incentive shares options must have an exercise price at least equal to the fair market value as of the date of grant, but all other share options can be granted with an exercise price less than the fair market value.
On August 18, 2008, the Board approved the grant of 40,000 options, 260,000 options and 3,597,000 non-qualified stock options to certain directors, consultants and employees of the Group, respectively. Options granted to employees and consultants have a contractual life of five years, an exercise price of $7.70 and a vesting period of three years. Options granted to directors have a contractual life of five years, an exercise price of $7.70 and a vesting period of one year. The vesting of the unvested options granted to a director will be accelerated upon the director’s resignation from the Board. On January 20, 2009, the Board approved another grant of 35,000 non-qualified stock options to certain employees of the Group. These options have a contractual life of five years, an exercise price of $7.70 and a vesting period of three years. The exercise prices of options granted to employees, directors and consultants are denominated in US$7.70. On March 4, 2009, the Board passed a resolution to modify the 2008 Plan for it to be effective without approval by the shareholders of the Company. In accordance with ASC 718-10, the grant date for the share-based awards issued on August 18, 2008 and January 20, 2009 was March 4, 2009.
On December 3, 2009, the Board of Directors approved the grant of 7,000,000 share options to the directors, officer, employees and a consultant of the Group at an exercise price equal to the price at which the ordinary shares underlying the American Depositary Shares are sold in the initial public offering of the Company; provided that the options shall expire in the event that the Company does not consummate its initial public offering within six months of the approval date. Since the exercise price was not known until the initial public offering was successfully completed on January 25 2010, the accounting grant date for the share-based awards issued on December 3, 2009 was not established as of December 31, 2009. Accordingly, no compensation expense related to the December 3, 2009 grant was recognized for the year ended December 31, 2009.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
25.	SHARE-BASED PAYMENT (CONTINUED)
The fair value of the options granted was estimated using a binomial option pricing model. The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility, the expected price multiple at which the holder is likely to exercise stock options and the expected employee forfeiture rate. The Company uses historical data and future expectations to estimate forfeiture rate. For expected volatility, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option is based on U.S. Treasury zero-coupon yield in effect at the grant date. The dividend yield is based on the expected pay-out ratio. The Company determined the fair value of the ordinary shares at the measurement date with the assistance of AA using a generally accepted valuation methodology, which incorporates certain assumptions including the financial results and growth trends of the Group, to derive the total equity value of the Group. The valuation model allocated the equity value between the ordinary shares and the preferred shares and determined the fair value of ordinary shares based on the following assumptions: (i) preferred shares were treated as if they had converted into ordinary shares where conversion into ordinary shares would result in a higher economic value and (ii) preferred shares that have a value higher than their conversion price were assigned a value that took into consideration their liquidation value. The expected share option life was estimated based on the resulting output of the binomial option pricing model. The option awards are not transferable and the grantees have a limited amount of time subsequent to their termination of employment or service to exercise the options. These post-vesting restrictions are considered in the binomial option pricing model as a suboptimal exercise factor.
Options granted to directors
The following table summarizes the share options granted to directors as of and for year ended December 31, 2009:

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
	Number of	Exercise	Life	Intrinsic
	Options	Price (US$)	(Years)	Value (US$)
Outstanding at January 1, 2009	—	—	—	—
Granted	40,000	7.70	3.63	—
Exercised	—	—	—	—
Forfeited or cancelled	—	—	—	—

Outstanding at December 31, 2009	40,000	7.70	3.63	—

Vested and expected to vest at December 31, 2009	40,000	7.70	3.63	—

Exercisable at December 31, 2009	40,000	7.70	3.63	—

The explicit service condition of the options granted to directors is considered nonsubstantive since the vesting of share-based payments accelerates in full upon a director’s resignation from the Board. As a result, share-based compensation cost of US$12 for the 40,000 options granted to directors was immediately recognized on the grant date of March 4, 2009.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
25.	SHARE-BASED PAYMENT (CONTINUED)
Options granted to directors (continued)
Two of the directors resigned from the Board and their 20,000 share options became exercisable immediately upon their resignation.
The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as of December 31, 2009, for those awards that have an exercise price currently below the fair value of the Company’s shares. As of December 31, 2009, all of the options granted to directors have an exercise price above the fair value of the Company’s shares, resulting in an aggregate intrinsic value of US$nil.
The weighted-average grant-date fair value of options granted to directors of the Group during the year ended December 31, 2009 was US$0.30.
The grant-date fair value of the options granted to directors during the year ended December 31, 2009 was estimated using the following assumptions:

Suboptimal exercise factor	1.5
Risk-free interest rate	3.67%
Expected volatility rate	59%
Expected dividend yield	0%
Expected share option life	4.46 years
Estimated forfeiture rate	0%
Fair value of ordinary share	US$2.08
Options granted to consultants
The following table summarizes the share options granted to consultants as of and for the year ended December 31, 2009:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	price (US$)	Life(Years)	Value (US$)
Outstanding at January 1, 2009	—	—	—	—
Granted	260,000	7.7	3.63	—
Exercised	—	—	—	—
Forfeited or cancelled	5,000	—	—	—

Outstanding at December 31, 2009	255,000	7.7	3.63	—

Vested and expected to vest at December 31, 2009	255,000	7.7	3.63	—

Exercisable at December 31, 2009	85,000	7.7	3.63	—

As of December 31, 2009, all of the options granted to consultants have an exercise price above the fair value of the Company’s shares, resulting in an aggregate intrinsic value of US$nil.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
25.	SHARE-BASED PAYMENT (CONTINUED)
Options granted to consultants (continued)
The weighted-average fair value of options granted to consultants of the Group during the year ended December 31, 2009 was US$0.31 and US$1.23 at March 4, 2009 and December 31, 2009, respectively. During the year ended December 31, 2009, the total fair value of options vested based on the year-end fair value was US$105.
One of the consultants terminated his contractual relationship with the Company and his 5,000 share options were forfeited immediately upon termination.
As of December 31, 2009, there was US$123 of unrecognized share-based compensation cost related to options granted to consultants, which will be recognized over a weighted-average vesting period of 1.63 years. To the extent the actual forfeiture rate is different from the original estimate or the assumptions used in estimating the fair value of options are changed, actual share-based compensation related to these awards granted to consultants may be different from the expectation.
The fair value of the options granted to consultants during the year ended December 31, 2009 was estimated using the following average assumptions:

Suboptimal exercise factor	1.5
Risk-free interest rate	2.68%
Expected volatility rate	64%
Expected dividend yield	0%
Expected share option life	3.63 years
Estimated forfeiture rate	0%
Fair value of ordinary share	US$4.93
Options granted to employees
The following table summarizes the share options granted to employees as of and for the year ended December 31, 2009:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price (US$)	Life(Years)	Value (US$)
Outstanding at January 1, 2009	—	—	—	—
Granted	3,627,000	7.70	3.63	—
Exercised	—	—	—	—
Forfeited or cancelled	—	—	—	—

Outstanding at December 31, 2009	3,627,000	7.70	3.63	—

Vested and expected to vest at December 31, 2009	3,619,925	7.70	3.63	—

Exercisable at December 31, 2009	1,209,000	7.70	3.63	—

As of December 31, 2009, all of the options granted to employees have an exercise price above the fair value of the Company’s shares, resulting in an aggregate intrinsic value of US$nil.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
25.	SHARE-BASED PAYMENT (CONTINUED)
Options granted to employees (continued)
The weighted-average grant-date fair value of options granted to employees of the Group during the year ended December 31, 2009 was US$0.30. During the year ended December 31, 2009, the total fair value of options vested based on the grant date fair value was US$363.
As of December 31, 2009, there was US$720 of unrecognized share-based compensation cost related to options granted to employees which will be recognized over a weighted-average vesting period of 1.63 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation.
The grant-date fair value of the options granted to employees during the year ended December 31, 2009 was estimated using the following assumptions:

Suboptimal exercise factor	1.5
Risk-free interest rate	3.67%-3.8%
Expected volatility rate	57%-59%
Expected dividend yield	0%
Expected share option life	4.46-4.88 years
Estimated forfeiture rate
Founders	0%
Senior management	0.8%
Employees	2.4%
Fair value of ordinary shares	US $2.08
Total compensation cost recognized for share options granted to directors, consultants and employees for the year ended December 31, 2009:

US$
Cost of revenues	—
General and administrative expenses	571

571

26.	RELATED PARTY TRANSACTIONS
The principal related parties with which the Group had transactions during the years presented are as follows:

Name of related parties	Relationship with the Group
China Hydro LLC	A shareholder of the Company
Kuhns Brothers, Inc.	A company owned by the CEO
China Carbon Investment Consulting, Ltd.	A company controlled by the CEO
China Silicon Zhuo-Xin Investment Consulting, Ltd.	A company controlled by the CEO
Sanming City Chenyang Hydropower Co., Ltd.	Noncontrolling interest in Wangkeng

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
26.	RELATED PARTY TRANSACTIONS (CONTINUED)
(a)	The Company had the following related party transactions during the years presented:

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
	US$	US$	US$
Expenses paid on behalf by related parties:
Kuhns Brothers, Inc.	247	—	—
	247	—	—

Expense paid on behalf of related parties:
China Carbon Investment Consulting, Ltd.	—	81	—
China Silicon Zhuo-Xin Investment Consulting, Ltd.	—	32	—

	—	113	—

During the year ended December 31, 2007, Kuhns Brothers, Inc. paid for certain office administrative services on a reimbursement basis for the Group. The related general and administrative expenses for the year ended December 31, 2007 were US$247. These amounts were settled in full by the Company as of December 31, 2007.
During the year ended December 31, 2008, the Company paid US$81 and US$32 of miscellaneous expenses on behalf of China Carbon Investment Consulting Ltd. and China Silicon Zhuo-Xin Investment Consulting Ltd., respectively. The amounts were fully repaid to the Company as of December 31, 2009.

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
	US$	US$	US$
Rental for office space provided by:
Kuhns Brothers, Inc.	154	257	288

	154	257	288

Fees for financial advisory services provided by:
Kuhns Brothers, Inc.	—	—	200

	—	—	200

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
26.	RELATED PARTY TRANSACTIONS (CONTINUED)
During the years ended December 31, 2007, 2008 and 2009, the Company rented office space from the Kuhns Brothers, Inc. and incurred rental expenses of US$154, US$257 and US$288, respectively.
During the year ended December 31, 2009, the Company paid US$200 to Kuhns Brothers, Inc. as consideration for its financial advisory services in connection with Series C convertible redeemable preferred shares offering.

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
	US$	US$	US$
Short-term loans from related parties:
China Hydro LLC	23	—	—
Kuhns Brothers, Inc.	60	—	—

	83	—	—

The short-term loan from China Hydro LLC was unsecured, interest-free and had a term of repayment of three months. The loan was fully repaid on February 4, 2008. The short-term loan from Kuhns Brothers, Inc. was unsecured at an interest rate of 8% and had a term of repayment of one month. The loan was fully settled on December 13, 2007.

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
	US$	US$	US$
Guarantee deposits received from related parties:
Sanming City Chenyang Hydropower Co., Ltd.	—	241	—

	—	241	—

Deposit of US$241 as of December 31, 2008 represents guarantee received by the Company from Sanming City Chenyang Hydropower Co., Ltd., which will be returned by the Company within ten days when the original shareholders of Wangkeng furnish the Company with final documentation relating to the acquired hydroelectric power project and dams and reservoir.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
26.	RELATED PARTY TRANSACTIONS (CONTINUED)
(b)	The Company had the following related party balances as of December 31, 2008 and 2009:

	December 31, 2008	December 31, 2009
	US$	US$
Amounts due from related parties:

China Hydro LLC	—	—
China Silicon Zhuo-Xin Investment Consulting, Ltd.	13	—

	13	—

Amounts due to related parties:

China Hydro LLC	—	—
China Carbon Investment Consulting Ltd.	1	1
Sanming City Chenyang Hydropower Co., Ltd.	241	241

	242	242

All balances with related parties are unsecured, interest-free and repayable on demand, except for the US$241 amount due to Sanming City Chenyang Hydropower Co., Ltd., which will be returned by the Company within ten days when the original shareholders of Wangkeng furnish the Company with final documentation relating to the acquired hydroelectric power project and dam and reservoir. Pursuant to the equity transfer purchase agreements of Wangkeng, the original shareholder is required to provide such documentation within one year from the date of acquisition. The US$241 balance remained unsettled as of December 31, 2009.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
27.	STATUTORY RESERVES
The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.
In accordance with the Law of the People’s Republic of China on Foreign Invested Enterprises (“FIE”) and its articles of association, a FIE established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign invested enterprise (“WOFE”) is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A non-wholly-owned foreign invested enterprise is permitted to provide all the above allocation of annual after-tax profit at the discretion of its board of directors, except for the general reserve fund which has the same requirement as a WOFE. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. All of the subsidiaries of the Company except Wangkeng were acquired or established as WOFEs, and therefore are subject to the above mandated restrictions on distributable profits. Wangkeng and Banzhu were acquired as non-wholly-owned foreign invested enterprises, and therefore are only subject to the 10% general reserve fund requirement.
As a result of the PRC laws, rules and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-up capital and statutory reserves as determined pursuant to PRC generally accepted accounting principles, totaling US$272,403 and US$311,585 as of December 31, 2008 and 2009, respectively. Profit appropriations of US$149 and US$252 were made for the years ended December 31, 2008 and 2009, respectively.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
28.	CONCENTRATION OF RISKS
Concentration of credit risk
Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2008 and 2009, substantially all of the Group’s cash and cash equivalents were managed by financial institutions located in the United States and PRC which management believes are of high credit quality.
Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC. As a percentage of total accounts receivable, the top five customers accounted for 97% and 97% as of December 31, 2008 and 2009, respectively.
Due to the Group’s dependence on a limited number of customers, any negative events or deterioration in financial strength with the Group’s customers or deterioration of relationship with the Group’s customers, may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The major customers and the portion of revenue from these customers for the years ended December 31, 2008 and 2009 are listed below:

		December 31,	December 31,	December 31,
	Segment	2007	2008	2009
Yunnan Dehong Electric Power Co., Ltd.	Yunnan Province	71%	19%	8%
Sichuan Cangxi Electric Power Co., Ltd.	Sichuan Province	29%	7%	3%
Lishui Electric Power Bureau	Zhejiang Province	—	65%	50%
Fujian Electric Power Co., Ltd.	Fujian Province	—	7%	27%
Pingnan Power Supply Company	Fujian Province	—	2%	12%

		100%	100%	100%

Currency convertibility risk
Substantially all of the Group’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into US$ or other foreign currencies. Under Mainland China’s Foreign Exchange Currency Regulation and Administration, the Group is permitted to exchange RMB for foreign currencies through banks authorized to conduct foreign exchange business. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with invoices and signed contracts.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
28.	CONCENTRATION OF RISKS (CONTINUED)
Foreign currency exchange rate risk
On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 6.4% and 0.1% appreciation of the RMB against the US$ in 2008 and 2009, respectively. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant volatility of the RMB against the US$.
Any significant revaluation of RMB may materially and adversely affect the cash flows, revenues, earnings and financial position in US$.
Current vulnerability due to certain other concentrations
The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for almost 30 years, no assurance can be given that the PRC Government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.
29.	SUBSEQUENT EVENTS
On January 25, 2010, the Company completed an initial public offering (“IPO”), whereby the Company issued 6,000,000 units of securities at US$16.00 per unit. Each unit consists of one American Depository Share (“ADS”) priced at US$14.80 and one warrant priced at US$1.20. Each ADS represents three ordinary shares and each warrant entitles the holder to purchase three ordinary shares for an exercise price of US$15.00. The IPO yielded aggregate gross proceeds of US$96,000. The proceeds, net of applicable expenses will be used to acquire hydroelectric operating companies and assets and for the development of new hydroelectric power projects in China, for working capital and for general corporate purposes.
On January 14, 2010, the Company established Fujian Huabang Hydroelectric Investment Co., Ltd., (“Huabang”) as a wholly owned subsidiary. In February 2010, Huabang received a Loan Framework Agreement from the Bank of China’s Fujian Branch pursuant to which the bank approved Huabang as a borrower of up to an aggregate of RMB3,000,000 (approximately US$440,000) for the acquisition of hydroelectric projects. Each acquisition loan will be subject to individual approval by the bank and to definitive documentation on the term and interest rate. The Loan Framework Agreement represents the bank’s form of internal commitment for the loan facility. On March 19, 2010, Huabang obtained a short-term loan of RMB114,000 (approximately US$16,700) from the Bank of China with a pledged deposit of US$20,000.

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
29.	SUBSEQUENT EVENTS (CONTINUED)
On March 22, 2010, Binglangjiang entered into an equity transfer purchase agreement with Qinrui Husahe Electric Power Co., Ltd. to acquire 100% of the equity interest of Yingjiang County Qinrui Husahe Electric Power Company Ltd. The total consideration for the acquisition is RMB106,000 (approximately US$15,525).
On April 14, 2010, Huabang signed a share transfer agreement with Yunnan Minfa Hydropower Investment Co., Ltd. and Xiamen Minrui Investment Company to acquire 100% of the equity interest of Fugong Hengda Hydropower Development Company. The total consideration for the acquisition is RMB65,000 (approximately US$9,519).
On April 14, 2010, Huabang signed a share transfer agreement with Yunnan Minhe Hydropower Investment Co., Ltd. and Xiamen Minrui Investment Company to acquire 100% of the equity interest of Fugong Xineng Hydropower Development Company. The total consideration for the acquisition is RMB31,250 (approximately US$4,577).
On April 23, 2010, Huabang signed a share transfer agreement with various individual parties to acquire 100% of the equity interest of Luquan Xiaopengzu Hydroelectric Corporation. The total consideration for the acquisition is RMB240,000 (approximately US$35,148).

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
30.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY
The following is the condensed financial information of the Company on a non-consolidated basis:
Balance sheets

	December 31,	December 31,
	2008	2009
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	32,473	18,328
Prepayments and other current assets	8	127

Total current assets	32,481	18,455

Non-current assets
Deferred initial public offering costs	6,032	12,774
Property, plant and equipment, net	14	14
Investment in subsidiaries	282,940	305,609
Investment in an equity investee	4,295	—
Other non-current assets	230	177

Total non-current assets	293,511	318,574

TOTAL ASSETS	325,992	337,029

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to an equity investee	2	—
Amounts due to subsidiaries	17,349	16,710
Accrued expense and other current liabilities	4,684	3,020
Warrant liability	540	14,333

Total current liabilities	22,575	34,063

Total liabilities	22,575	34,063

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
30.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)
Balance sheets

	December 31,	December 31,
	2008	2009
	US$	US$
Convertible redeemable preferred shares
Series A (par value US$0.001 per share; 2,500,000 shares authorized; 152,193 shares issued and outstanding as of December 31, 2008 and 2009)	164,705	184,541
Series B (par value US$0.001 per share; 2,500,000 shares authorized; 129,000 shares issued and outstanding as of December 31, 2008 and 2009)	134,531	148,943
Series C (par value US$0.001 per share; 1,000,000 shares authorized; nil and 20,000 shares issued and outstanding as of December 31, 2008 and 2009)	—	20,356
Shareholders’ equity
Ordinary shares (par value US$0.001 per share, 130,000,000 shares authorized; 15,541,666 shares issued and outstanding as of December 31, 2008 and 2009)	16	16
Additional paid-in capital	38,241	38,812
Accumulated other comprehensive income	10,819	11,065
Accumulated deficit	(44,895)	(100,767)

Total shareholders’ equity	4,181	(50,874)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	325,992	337,029

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
30.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)
Statements of operations

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
	US$	US$	US$
Revenues	—	—	—

Cost of revenues	—	—	—

Gross profit	—	—	—

Operating expenses:
General and administrative expenses	(1,839)	(3,890)	(4,785)

Total operating expenses	(1,839)	(3,890)	(4,785)

Operating loss	(1,839)	(3,890)	(4,785)

Equity in (losses) profits of subsidiaries	(687)	366	(747)
Share of losses in an equity investee	(27)	(503)	(70)
Interest income	850	873	319
Interest expenses	(2,591)	(455)	(419)
Change in fair value of derivatives and warrant liability	(266)	420	(13,793)
Exchange loss	—	(798)	(6)
Other income, net	—	—	105

Loss before income tax expenses	(4,560)	(3,987)	(19,396)

Income tax expenses	—	—	—

Net loss	(4,560)	(3,987)	(19,396)

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
30.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)
Statements of cash flows

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
	US$	US$	US$
Cash flows used in operating activities	(2,277)	(2,055)	(3,289)
Cash flows used in investing activities	6,667	(216,265)	(21,643)
Cash flows provided by financing activities	(4,960)	250,735	10,787

Net increase (decrease) in cash and cash equivalents	(570)	32,415	(14,145)

Cash and cash equivalents at the beginning of the year	628	58	32,473

Cash and cash equivalents at the end of the year	58	32,473	18,328

(a)	Basis of presentation
In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.
The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10. Such investment is presented as “Investment in subsidiaries” in the balance sheet and share of the subsidiaries’ losses or profits is presented as “Equity in (losses) profits of subsidiaries” in the statements of operations.
The subsidiaries did not pay any dividend to the Company for the years presented.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted by reference to the disclosures in the consolidated financial statements.
(b)	Commitments
The Company does not have any significant commitments or long-term obligations as of any of the periods presented, except for those disclosed in the consolidated financial statements (Note 22).

China Hydroelectric Corporation
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)
31.	PRO FORMA LOSS PER SHARE (UNAUDITED)
On January 23, July 24, August 15, 2008, and October 27, 2009, the Company issued convertible redeemable preferred shares (Note 16), which will be converted automatically into ordinary  shares upon the completion of an IPO. Assuming the conversion had occurred on January 1, 2009, based on existing terms of the convertible redeemable preferred shares as of December 31, 2009, the pro forma basic and diluted loss per share for the year ended December 31, 2009 are calculated as follows:

For the year ended
December 31, 2009
US$
Numerator:
Loss attributable to ordinary shareholders	(55,872)
Cumulative dividends on Series A convertible redeemable preferred shares	19,836
Cumulative dividends on Series B convertible redeemable preferred shares	14,412
Cumulative dividends on Series C convertible redeemable preferred shares	356
Changes in redemption value of Series C convertible redeemable preferred shares	1,872

Numerator for pro forma basic and diluted loss per share	(19,396)

Denominator:
Number of shares outstanding, opening	15,541,666
Conversion of convertible redeemable preferred shares to ordinary shares	106,885,471

Denominator for pro forma basic and diluted loss per share	122,427,137

Pro forma basic and diluted loss per share	(0.16)