Form 20-F
period 2010-12-31
China Hydroelectric Corp
filed 2011-04-04
CIK 1477156

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
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
Dongcheng District, Beijing
People’s Republic of China 100010
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing three ordinary shares, par value US$0.001 per share	New York Stock Exchange
Ordinary Shares, par value $0.001 per share	New York Stock Exchange*
Warrants each to purchase three Ordinary Shares	New York Stock Exchange

*Not for trading, but only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 153,295,516 ordinary shares.

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

CHINA HYDROELECTRIC CORPORATION
TABLE OF CONTENTS

i

Page
EX- 4.85
EX- 4.86
EX- 4.87
EX- 4.88
EX- 4.89
EX- 4.90
EX- 4.91
EX- 4.92
EX- 4.93
EX- 4.94
EX- 4.95
EX- 4.96
EX- 4.97
EX- 4.98
EX- 4.99
EX- 4.100
EX- 4.101
EX- 4.102
EX- 4.103
EX- 4.104
EX- 4.105
EX- 4.106
EX- 4.107
EX- 4.108
EX- 4.109
EX- 4.110
EX- 4.111
EX- 4.112
EX- 4.113
EX- 4.114
EX- 4.115
EX- 4.116
EX- 4.117
EX- 4.118
EX- 4.119
EX- 4.120
EX- 4.121
EX- 4.122
EX- 4.123
EX- 4.124
EX- 4.125
EX- 4.126
EX- 4.127
EX- 4.128
EX- 4.129
EX- 4.130

ii

Page
EX- 4.131
EX- 4.132
EX- 8.1
EX- 12.1
EX- 12.2
EX- 13.1
EX- 13.2
EX- 15.1
EX- 15.2

iii

INTRODUCTION

This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, the asset and liability accounts have been translated from Renminbi to U.S. dollars using the middle rates promulgated by Bank of China at the balance sheet dates, and income and expense items have been translated using the average of the middle rates promulgated by Bank of China during the applicable period. We make no representation that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. See “Item 3—A. Selected Consolidated and Other Financial and Operating Data—Exchange Rate Information”.

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

ITEM 3. KEY INFORMATION

A. Selected Consolidated and Other Financial and Operating Data

On April 25, 2007, we acquired Binglangjiang, and commenced our business as an operator of small hydroelectric power projects in China. The following tables present our selected historical consolidated financial information, and that of our predecessor company Binglangjiang. Our selected consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements and the related notes included elsewhere in this annual report, which have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The selected statements of operations data for Binglangjiang for the year ended December 31, 2006 and the period from January 1, 2007 to April 24, 2007 and for us for the period from July 10 (inception) to December 31, 2006 and for the year ended December 31, 2007 and the selected consolidated balance sheet data for Binglangjiang as of December 31, 2006 and for us as of December 31, 2006 and 2007 have been derived from the audited financial statements and the related notes of Binglangjiang or us not included in this annual report. Our audited consolidated financial statements, and the audited financial statements of our predecessor company Binglangjiang, are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Historical results are not necessarily indicative of the results of operations to be expected for future periods.

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

	Binglangjiang (Predecessor)		Our Company (Successor)
	For the Year Ended December 31, 2006	For the Period from January 1 to April 24, 2007	For the Period from July 10 (inception) to December 31, 2006	For the Year Ended December 31,
				2007	2008	2009	2010
	(US$ in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$2,075	$571	$—	$2,434	$14,715	$36,175	$66,653
Cost of Revenue	(691)	(219)	—	(813)	(6,025)	(17,183)	(24,845)

Gross profit	1,384	352	—	1,621	8,690	18,992	41,808

Operating expenses:
General and Administrative expenses	(13)	(23)	(901)	(2,560)	(6,761)	(9,099)	(19,440)

Operating income(loss)	1,371	329	(901)	(939)	1,929	9,893	22,368

Other income and expenses:
Interest income	1	—	340	1,051	1,340	510	1,191
Interest expenses	(914)	(285)	(873)	(3,275)	(5,847)	(14,228)	(15,852)
Change in fair value of derivative financial liabilities and warrant liability	—	—	—	(266)	420	(13,793)	365
Exchange loss	—	—	—	(1,095)	(1,067)	(23)	(855)
Share of losses in an equity investee	—	—	—	(27)	(503)	(70)	—
Other income, net	—	—	—	8	144	(225)	128

Income (loss) before income tax expenses	458	44	(1,434)	(4,543)	(3,584)	(17,936)	7,345
Income tax expenses	(19)	(1)	—	(17)	(444)	(1,492)	(3,360)

Consolidated net income (loss)	439	43	(1,434)	(4,560)	(4,028)	(19,428)	3,985

Less:
Net loss (income) attributable to noncontrolling interests	—	—	—	—	41	32	(243)

Net income (loss) attributable to China Hydroelectric Corporation shareholders	439	43	(1,434)	(4,560)	(3,987)	(19,396)	3,742

Consolidated Statements of Operations Data:
Less:
Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—	—	(14,680)	(19,836)	(1,989)
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—	—	(5,531)	(14,412)	(1,412)
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	—	—	—	(356)	(162)
Beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	—	—	—	—	(6,990)
Beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	—	—	—	—	(5,040)
Beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	—	—	—	—	(222)
Changes in redemption value of Series A convertible redeemable preferred shares	—	—	—	—	(10,569)	—	—
Changes in redemption value of Series B convertible redeemable preferred shares	—	—	—	—	(4,134)	—	—

	Binglangjiang (Predecessor)		Our Company (Successor)
	For the Year Ended December 31, 2006	For the Period from January 1 to April 24, 2007	For the Period from July 10 (inception) to December 31, 2006	For the Year Ended December 31,
				2007	2008	2009	2010
	(US$ in thousands, except share and per share data)
Changes in redemption value of Series C convertible redeemable preferred shares	$—	$—	$—	$—	$—	$(1,872)	$—

Loss attributable to ordinary shareholders	—	—	(1,434)	(4,560)	(38,901)	(55,872)	(12,073)

Basic and diluted net loss attributable to China Hydroelectric Corporation shareholders per share	—	—	(0.34)	(0.33)	(2.50)	(3.59)	(0.08)
Weighted average ordinary shares used in basic and diluted net loss attributable to China Hydroelectric Corporation shareholders per share computation	*	*	4,240,822	13,817,466	15,554,416	15,541,666	143,253,450
Basic and diluted net loss attributable to ordinary shareholders per ADS	—	—	—	—	—	—	(0.25)
Weighted average ordinary shares used in basic and diluted net loss attributable to ordinary shareholders per ADS computation	—	—	—	—	—	—	47,751,150
Other Financial Data:
EBITDA, as adjusted(1)	*	*	(901)	(320)	6,474	22,782	42,788

*	Not provided, as the information relates to the results of operations of Binglangjiang prior to its acquisitions by us.

(1)	See “Operating and Financial Review and Prospects—Results of Operations—EBITDA, as adjusted for a reconciliation of this non-GAAP number.

	Binglangjiang (Predecessor)	Our Company (Successor)
		As of December 31,
	As of December 31, 2006
		2006	2007	2008	2009	2010
	(US$ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$142	$628	$15,606	$38,693	$31,618	$33,457
Restricted cash	—	50,340	—	—	—	—
Accounts receivable, net	152	—	329	3,137	8,434	4,359
Deferred tax assets	—	—	—	1,166	489	1,260
Amounts due from related parties	64	33	25	13	—	5,950
Debt issuance costs	—	—	47	—	—	—
Amounts due from an equity investee	—	—	287	4,534	—	—
Prepayments and other current assets	206	—	3,269	9,437	4,582	9,486

Total current assets	564	51,001	19,563	56,980	45,123	54,512

Debt issuance costs	—	975	—	—	—	—
Investment in an equity investee	—	—	4,721	4,295	—	—
Deferred IPO initial public offering costs	—	—	—	6,032	12,774	—
Property, plant and equipment, net	16,752	—	20,713	334,512	384,493	583,686
Land use right	—	—	8,333	30,678	38,707	48,944
Intangible assets, net	—	—	3,008	3,666	4,513	6,249
Goodwill	—	—	2,773	96,533	107,824	135,219
Deferred tax assets	—	—	—	—	—	512
Other non-current assets	—	—	—	872	399	709

Total non current assets	16,752	975	39,548	476,588	548,710	775,319

Total assets	17,316	51,976	59,111	533,568	593,833	829,831

Total current liabilities	2,392	850	14,436	77,285	101,467	163,095
Long term loan	13,831	—	10,269	138,133	172,469	224,297
Deferred tax liabilities	—	—	—	13,415	18,599	25,350
Other non-current liabilities	—	—	—	568	104	106
Long-term note	—	50,285	—	—	—	—
Convertible redeemable preferred shares	—	—	—	299,236	353,840	—

Total China Hydroelectric Corporation shareholders’ equity (deficit)	1,093	841	34,406	4,181	(53,435)	405,887
Noncontrolling interests	—	—	—	750	789	11,096

Total liabilities and shareholders’ equity (deficit)	17,316	51,976	59,111	533,568	593,833	829,831

	Binglangjiang (Predecessor)		Our Company (Successor)
	As of and For the Year Ended December 31, 2006	As of and For the Period from January 1 to April 24, 2007	As of and For the Period Ended December 31,
			2007		2008		2009		2010
Selected Operation Data(1)
Installed Capacity (MW)	$21.0	$21.0	$58.0	(2)	$271.0	(2)	$376.60		$548.8
Electricity Sold (kWh)	106,646,530	23,495,595	108,303,945	(3)	333,964,005	(3)	798,945,372		1,480,742,042
Effective tariff (RMB/kWh)	0.164	0.2	0.18	(4)	0.33	(4)	0.34	(4)	0.33	(4)

(1)

For Binglangjiang, operating data given are for the periods stated. For our company, operating data given are for our period of ownership of the hydroelectric power projects during the periods indicated.

(2)

Our aggregate installed capacity information presented includes, as of December 31, 2007 and December 31, 2008, the installed capacity of Shapulong, as of December 31, 2008, the installed capacity of Shapulong, Banzhu, and Wangkeng, as of December 31, 2009, the installed capacity of Wangkeng, as of December 31, 2010, the installed capacity of Wangkeng, Jinlong, Jintang and Jinwei, although as of such respective dates, our equity interest in Shapulong, Banzhu, Wangkeng, Jinlong, Jintang and Jinwei were 50.0%, 90.0%, 90.0%, 55%, 74% and 74% respectively. We acquired the remaining 10.0% interest in Banzhu in March 2009, the remaining 50.0% interest in Shapulong in August 2009 and the remaining 10% interest in Wangkeng in January 2011.

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

Exchange Rate Information

Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB and their revenues and expenses are denominated in that currency. Unless otherwise noted, the asset and liability accounts have been translated from Renminbi to U.S. dollars using the middle rates promulgated by Bank of China at the balance sheet dates, and income and expense items have been translated using the average of the middle rates promulgated by Bank of China during the applicable period. The middle rates promulgated by Bank of China were RMB7.8087 to $1.00, RMB7.3046 to $1.00, RMB6.8346 to $1.00, RMB6.8282 to $1.00 and RMB6.6227 to $1.00 as of December 31, 2006, 2007, 2008, 2009 and 2010, respectively, and the averages of the middle rates during such years were RMB7.9395 to $1.00, RMB7.5560 to $1.00, RMB7.0696 to $1.00, RMB6.8314 to $1.00 and RMB6.7255 to $1.00, respectively. We make no representation that any RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 4, 2011, the middle rate was RMB 6.5527 to $1.00.

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

We were formed in July 2006 as a Cayman Islands exempted company with limited liability without any operating business. We have acquired a total of twenty-six operating hydroelectric power projects and will continue to carry out our acquisition strategy in China. Our financial condition, results of operations and our future success will, to a significant extent, depend on our ability to continue to acquire and, develop hydroelectric power projects throughout China and to achieve significant economies of scale. Our company has a limited operating history and is subject to the risks and uncertainties associated with early stage companies. Accordingly, you will have a limited basis on which to evaluate our ability to achieve our business objectives. We cannot assure you that more acquisitions can be consummated on terms favorable to us or at all, or that if we achieve those acquisitions we will be able to operate our expanded business profitably. We also may not successfully complete the greenfield projects we undertake to develop given our lack of experience developing greenfield projects, which refer to projects that lack one or more construction permits and have not begun construction. If we fail to achieve our business objectives, then we may not be able to realize our expected revenue growth, maintain our existing revenue levels or operate at a profit. Even if we do realize our business objectives, our business may not be profitable in the future.

Our business is dependent upon hydrological conditions, which may from time to time result in conditions that are unfavorable to our business operations.

Our hydroelectric power generating prospects are dependent upon hydrological conditions prevailing from time to time in the broad geographic regions in which our existing and future hydroelectric power projects are located. There can be no assurance that the water flows at our existing and future sites will be consistent with our expectations, or that climatic and environmental conditions will not change significantly from the prevailing conditions at the time our projections were made. Water flows vary each year, and depend on factors such as rainfall, snowfall, rate of snowmelt and seasonal changes. Our existing and future hydroelectric power projects may be subject to substantial variations in climatic and hydrological conditions which may reduce water flow and thus our ability to generate electricity. While we have selected and will continue to select our hydroelectric power projects for acquisition in part on the basis of their projected outputs, the actual water flow required to produce those outputs may not exist or be sustained. For example, utilization at all our hydroelectric power projects in 2007 was below our forecast due to low levels of precipitation during the year throughout China. If hydrological conditions result in droughts or other conditions that negatively affect our existing or proposed hydroelectric generation business, our results of operations could be materially and adversely affected.

The operation of our hydroelectric power projects and customer demand for our power may be vulnerable to disruptions caused by natural and man-made disasters, which may materially and adversely affect our results of operations.

Our hydroelectric power projects could be required to cease operating in the event of a drought, and to cease operating or even be damaged in the event of a flood. Water supply to our hydroelectric power projects and the projects themselves are vulnerable to natural disasters including, but not limited to, earthquakes, storms, tornadoes and floods, as well as disasters caused by human actions such as terrorist attacks, military conflicts and other deliberate or inadvertent actions which may affect the availability of water supplies or water flow to our hydroelectric power projects. For example, in 1988, heavy floods occurred in Zhejiang province, causing large scale damage to dams and the water supply system. A severe snowstorm in Zhejiang province in 2008 interrupted the transmission system in the area and contributed to the decrease in the effective utilization rate of Shapulong that year. In 2008, a major earthquake struck Sichuan province, causing great loss of life and property and disruption to the local economy. The earthquake in 2008 caused damage to the tailwater concrete apron and the spillway gates of Liyuan hydroelectric power project and the repair of such damage cost RMB11.7 million ($1.7 million) and was completed in March 2010. Our hydroelectric power projects located in Yunnan province, Sichuan province and Fujian province are all in areas of relatively high seismic risk as compared to other areas of China. Such disasters are unpredictable and can significantly damage our access to water supply and power plant equipment as well as the property of our consumers. Under such circumstances, market demand for power in general may be significantly and adversely affected, reducing the need for the electricity we produce, and we may be unable to continue operation of our plants or to produce the level of electricity we expect. The insurance coverage we maintain may not be adequate to compensate us for all damages and economic losses which may arise in connection with these disasters. Such disruption to our operations could materially and adversely affect our results of operations.

We may encounter difficulties in identifying suitable acquisition opportunities, which would result in us being dependent upon our current portfolio of hydroelectric power projects and having limited revenue growth potential.

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

If we are unable to acquire suitable hydroelectric power projects in China, we will continue to remain dependent upon a our existing hydroelectric power projects. This may:

•	result in our dependence upon the performance of our existing operating plants;

•	result in our dependence upon electricity sales in the existing geographical areas;

•	subject us to increased risks associated with drought or other natural disasters in the existing geographical areas we operate; and

•	limit our ability to grow our revenues and to obtain the benefits of scale that we anticipate.

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

Our power purchase agreements with the local grids to which our hydroelectric power projects are connected generally have terms of one to five years. Some of these agreements provide for automatic renewal while others do not. If we should be unable to renegotiate a power purchase agreement with the local grid, it is unlikely we would be able to obtain alternative customers for the power generated by the project, as only one grid is available to each hydroelectric power project and there are no neighboring industrial sites ready to take up the power.

We depend on the experience of our executive officers and our business may be severely disrupted in the event that we lose their services and are unable to find replacements with comparable experience and expertise.

We believe that our future success is dependent upon the continued services of our executive officers, as we rely on their industry experience and expertise in our business operations. In particular, we rely heavily on John D. Kuhns, our Chairman and Chief Executive Officer, Dr. You-Su Lin, Chairman of Beijing A.B.C. Investment, and “James” Tie Li, our Chief Financial Officer and President, for their business vision, management skills and technical expertise in the hydroelectric industry as well as their working relationships with many of our potential acquisition targets, the power grids we service and other participants in the hydroelectric industry. We do not maintain key-man life insurance for any of our executive officers. If any of these executive officers were unable or unwilling to continue in their present positions, or if they left our company, we may not be able to replace them with comparably skilled executives, which would cause severe disruption to our ability to manage our business. Each of our executive officers has entered into an employment or other agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes were to arise with respect to such agreement, even if the executive left our company to join or form a competing entity, we cannot assure you of the extent to which such person’s agreement could be enforced in China because the Chinese legal system, especially with respect to the enforcement of such provisions, is still developing. If we are unable to retain or replace our key personnel and other key employees, we may not be able to implement our business strategy and our financial condition and results of operations may be materially and adversely affected.

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

The occurrence of any of these events, and the consequences resulting from them, may not be covered adequately or at all by our insurance policies. We do not currently carry any third-party liability insurance, business interruption insurance or insurance covering environmental damage arising from accidents on our property or relating to our operations. See “Information on the Company—Insurance”. Uninsured losses incurred or payments we may be required to make may have a material adverse effect on our results of operations and financial condition.

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

We compete in the Chinese domestic market with other PRC power generation companies. The five biggest power companies in China, namely, China Huaneng Group, China Datang Group, China Huadian Group, China Guodian Group and China Power Investment Group, collectively operated 47.7% of China’s total power generation installed capacity by the end of 2009, according to the State Electricity Regulatory Commission, and the 30 largest power companies in China collectively operated 70.43%. These power companies and a number of other power producers have substantially greater financial, infrastructure or other resources than we do. We may also face competition from new entrants to the hydropower industry having business objectives similar to ours, including venture capital and private equity funds, leveraged buyout funds, and other operating businesses that may offer more advanced technological capabilities or that have greater financial resources. The ability of our competitors to access resources that we cannot access may prevent us from acquiring additional hydropower projects in strategic locations or from increasing our generating capacity. There is also increasing competition among operating power projects for increases in dispatched output, higher on-grid tariffs and land use rights. If we are unable to compete successfully, our growth opportunities to increase generating capacity may be limited and our revenue and profitability may be adversely affected. In recent years, the ongoing reform of the PRC power industry has included experimental programs to set on-grid tariffs through competitive bidding among thermal power projects. The tariffs determined by competitive bidding may be lower than the pre-approved tariffs for planned output. In the future, competitive bidding may extend to hydroelectric power projects and further increase price competition among domestic power generation companies. We cannot assure you that increased competition in the future will not have a material adverse effect on our results of operations and growth prospects.

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

The demand for power projects that produce electricity from renewable energy sources such as water depends in part on the cost of generation from other sources of energy. The terms under which supplies of petroleum, coal, natural gas and other fossil fuels, as well as uranium, can be obtained are key factors in determining the economic interest of using these energy sources rather than renewable energy sources. The principal energy sources in competition with renewable energy sources are petroleum, coal, natural gas and nuclear energy. The high price levels for fossil fuels, in particular, petroleum and natural gas, can enhance the price competitiveness of electricity from renewable energy sources. A decline in the competitiveness of electricity from renewable energy sources in terms of cost of generation, technological progress in the exploitation of other energy sources, discovery of large new deposits of oil, gas or coal, or a decline in prices of those fuels, could weaken demand for electricity generated from renewable energy sources.

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

In addition, during the year ended December 31, 2009, our Wuliting and Yingchuan hydroelectric power projects were not in compliance with certain covenants relating to use of loan proceeds contained in the loan agreements to which they are parties. As a result, we consider the aggregate balance in the amount of $32.6 million of these loans to be callable and reclassified the balance from long term loans to current portion of long term loans as of December 31, 2009 and recorded an interest expense in the amount of $0.2 million related to penalty charges for the noncompliance for the year ended December 31, 2009. During the year ended December 31, 2010, the portion of the loan of Wuling that was not in compliance with certain debt covenants provisions as of December 31, 2009 was repaid in full and the remaining non-current portion of the loan was reclassified as long-term loan accordingly. The loan balances of Yinchuan that were not in compliance with certain debt covenants as of December 31, 2009 were not settled during the year ended December 31, 2010 and remained classified as current portion of long-term loans as of December 31, 2010.

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

All of our hydroelectric power projects in China are subject to extensive regulation by the PRC governmental authorities, including central governmental authorities such as the Ministry of Commerce, the State Administration for Industry and Commerce, the National Development and Reform Commission, the State Electricity Regulatory Commission, the State Administration of Taxation, the Ministry of Environmental Protection, the Ministry of Communications and Transportation, the Ministry of Water Resources, the Ministry of Land and Resources and the Ministry of Housing and Urban- Rural Development, as well as their provincial and local counterparts. Government regulations address virtually all aspects of our operations, including, among others, the following:

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

We have acquired a total of twenty-six operating hydroelectric power projects and will continue to carry out our acquisition strategy in China. Some of our projects were previously state-owned assets. Under PRC law, the transfer of state-owned assets is subject to strict procedures and approvals. We believe we have complied with all requisite procedures in acquiring state-owned assets, namely our Shapulong hydroelectric power project. However, if a previous transferor of state-owned assets failed to comply with relevant PRC law, the transfer of the state-owned assets may be reversed by the government or fines may be levied. In such circumstances, we will have a legal right to recover our investment in the assets, but we may not be able to recover from the relevant parties, which could result in a loss of power generation plants, loss of revenues and a significant increase in operating costs.

Acquisition of state-owned assets involves a public bidding process and failure to win the bids for our state-owned target companies or equity interests therein may limit our future growth and the control of our existing projects.

Under PRC law, we are required to bid for the acquisition of state-owned assets that we wish to acquire. We typically negotiate the terms of the sale with the state-owned seller prior to the bidding process, however, we may not be successful in the bid and may fail to obtain the project as a result. To the extent we seek in the future to acquire state-owned assets, we will need to follow this process, and may not be successful in obtaining the target business. To the extent we are unsuccessful in our bids for these state-owned interests, our future growth and the ability to control our existing projects may be materially and adversely affected.

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

We have not obtained formal title certificates in respect of the land that we use at the Wuliting, Zhougongyuan, Binglangjiang II, Jinlong, Jintang, Jinwei, Jinjiu, and Dongguan hydroelectric power projects with a total area of approximately 2,571,106 m2. We are in the process of completing the legal procedures for obtaining the relevant title certificates for the parcels of land and buildings involved and registering them in the name of our operating companies. However, we may not be able to obtain all of the formal title certificates. While we are indemnified by certain predecessors of our operating companies for any losses or expenses that we may suffer from these title defects, our rights as owner or occupier of these properties and buildings may be adversely affected as a result of the absence of formal title certificates and we may be subject to lawsuits or other actions taken against us and may lose the right to continue to operate on these properties.

In addition, certain of the land use rights currently held by us were obtained by way of allocation by the PRC government without charge. These parcels of land at the Shapulong, Banzhu, Wangkeng, Liyuan, Ruiyang, Yuheng, Yingchuan, Xiaopengzu, Mangxian, Husahe Cascade III, Husahe Cascade IV, and Qianling sites are used as workshops, dams and reservoirs, and have a total area of approximately 10,344,218.98 m2. The PRC central or local governments may in the future require us to re-obtain such land use rights by way of grant by the government or require us to pay site use fees. In the event that we are required to obtain the land use rights by way of grant, we will be obligated to enter into state-owned land use rights grant contracts with the competent land administration authorities and pay relevant taxes and fees, including but not limited to land premiums in accordance with relevant PRC laws and regulations. These taxes and fees for obtaining land use rights may be significant and if we are required to pay these amounts our operating expenses could be significantly increased.

Furthermore, part of the land occupied by Jinwei hydroelectric project is leased allocated land. In accordance with relevant PRC laws and regulations, the lease of allocated land shall obtain approval from the competent land and resources authority. We have not procured such approval so far. Jinwei hydroelectric project is also leasing certain land from the local peasants which is collectively-owned. In accordance with relevant PRC laws and regulations, collectively-owned land shall not be leased for industrial use purpose such as hydropower generation. The total area for the aforesaid leased allocated land and collectively-owned land is approximately 435,288.4 m2. In the event that we are required to cease such lease and/or any penalties are imposed on us, our business operations and financial condition could be materially and adversely affected.

Certain of our existing hydroelectric power projects have not passed the completion acceptance procedure, which could result in the imposition of fines or the closure of non-permitted hydroelectric power projects.

In accordance with relevant PRC laws and regulations, hydroelectric power projects are required to pass a completion acceptance procedure. Currently, only thirteen of our twenty-six projects have passed the completion acceptance procedure and two projects, namely, Husahe Cascade IV and Mangxian projects cannot verify whether they have passed completion acceptance due to the loss of files caused by flood in 2004. The remaining eleven of our existing hydroelectric power projects have not passed the completion acceptance procedure and they may not successfully pass the completion acceptance procedure in the future. We expect three will complete the procedure by the end of 2011. As for the remaining eight projects in Fujian Province, we have been informed by relevant governmental authorities that Fujian Province has temporarily suspended the completion acceptance procedure for small hydroelectric projects and the time for resumption is uncertain. Failure by any of our existing projects to pass completion acceptance procedure could result in the government imposing fines or ordering us to shut down such hydroelectric power projects.

Our executive officers may allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our business and operations, which could materially and adversely affect our ability to manage our operations.

John D. Kuhns, our Chairman and Chief Executive Officer, Dr. You-Su Lin, the Chairman of Beijing A.B.C. Investment, “James” Tie Li, our Chief Financial Officer and President, Mary E. Fellows, our Executive Vice President and Corporate Secretary, are, to varying degrees, currently pursuing other business interests. This may result in a conflict of interest in allocating their time between our operations and other businesses. If our officers’ other business affairs require them to devote substantial amounts of time to such affairs, it could limit their ability to devote time to our business and operations, which could materially adversely affect our ability to manage our operations.

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

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under U.S. securities laws. Under the current SEC regulations, we will be required to include a management report on internal controls over financial reporting in our Form 20-F annual report for the year ended December 31, 2010, and we will be required to include an auditor’s report on internal controls over financial reporting for the year ending December 31, 2011.

In connection with the audit of our consolidated and other financial statements included in the annual report for fiscal year ended December 31, 2009, we and our registered public accounting firm identified certain control deficiencies, which amounted to “material weakness” as defined under the standards established by the Public Company Accounting Oversight Board. We have implemented measures to remediate these material weaknesses and improve our internal control. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 and has concluded that our internal control over financial reporting was effective as of December 31, 2010. See “Item 15. Controls and Procedures”. Nevertheless, we cannot assure you that our internal control measures will continue to be effective and that any significant deficiencies and material weakness in our internal control over financial reporting will not be identified in the future. Moreover, if we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Even if we do conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal control. We have not obtained an independent audit opinion of our internal controls, and, as a result, we are not aware of any deficiencies which would result from such an audit.

Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs.

Compliance with rules and requirements applicable to public companies is costly and complex and any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us and cause the market price of our securities to decline.

As a new public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules adopted by the SEC and the NYSE, have required changes in the corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public-company reporting requirements and such personnel may command high salaries. If we cannot attract or retain sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be very costly. Any failure by us to comply with these requirements on an ongoing basis could expose us to increased risk of fraud and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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

While the Chinese economy has grown significantly in the past two decades, the growth has been uneven geographically, among various sectors of the economy and during different periods. We cannot assure you that the Chinese economy will continue to grow or to do so at the pace that has prevailed in recent years, or that if there is growth, such growth will be steady and uniform. In addition, if there is a slowdown, such slowdown could have a negative effect on our business. It is uncertain whether various macroeconomic measures and monetary policies adopted by the PRC government will be effective in sustaining the fast growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long term, may have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments, and our ability to access bank financing may be adversely affected by continued tightening of the PRC’s monetary policy.

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

The Antimonopoly Law may subject our future acquisitions to increased scrutiny, which could affect our ability to consummate acquisitions on terms favorable to us or at all.

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

On February 3, 2011, General Office of the PRC State Council issued the Circular of the General Office of the State Council on the Establishment of Security Review System Regarding Mergers and Acquisitions in China by Foreign Investors with effect in March, according to which, the acquisitions by foreign investors of domestic Chinese companies active in the certain sectors shall be subject to security review, including military enterprises, key agricultural products, key energy and resources, key infrastructure, key transportation services, key technologies and key equipment manufacturing activities that raise national security concerns, where the foreign investor might acquire actual control of the target Chinese company through the acquisition. This newly-issued regulation is unclear in certain aspects including the definition of key sectors which are expected to be further specified and therefore how it will be interpreted and implemented in practice remains to be seen. In case our future acquisitions fall within the security review scope, the consummation of such acquisitions could therefore be much more time-consuming and complex, and any required approval processes may delay or prevent the consummation of such acquisitions, and prevent us from attaining our business objectives.

The PRC tax law could increase the enterprise income tax rate applicable to our operating businesses in China, which could have a material adverse effect on our results of operations.

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

We rely principally on dividends and other distributions, if any, on equity paid by our operating businesses in China, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.

We are a holding company and we rely principally on dividends and other distributions, if any, on equity paid by our operating businesses in China for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If our operating businesses incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. We currently expect to permanently reinvest the earnings of our operating businesses in China and have no plan to cause our operating businesses to make a dividend distribution to us.

As entities established in China, our operating businesses are subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. For each of our operating businesses that is a Sino-foreign joint venture enterprise, it may not distribute its after-tax profits to us if it has not already made contributions to its reserve fund, enterprise development fund and employee bonus and welfare fund at percentages that are decided by its board of directors. For each of our operating businesses that is a wholly foreign-owned enterprise, it may not distribute its after-tax profits to us if it has not already made contributions to its employee bonus and welfare fund at a percentage that is decided by its board of directors and to its reserve fund at a rate of no less than 10% of its net profit. A wholly foreign-owned enterprise is required to continue making contributions to its reserve fund until such fund reaches 50% of its registered capital. For each of our operating businesses that is a PRC domestic company, it may not distribute its after-tax profits to us if it has not already made contributions to its statutory reserve fund at a rate of no less than 10% of its net profit. A PRC domestic company is required to continue making contributions to its statutory reserve fund until such fund reaches 50% of its registered capital. These reserve funds may not be distributed as cash dividends. The total amount of our restricted net assets was RMB3,263.2 million ($466.8 million) as of December 31, 2010. In addition, if our operating businesses in China incur further debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Limitations on the ability of our operating businesses in China to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we do not receive dividends from our operating businesses in China, our liquidity, financial condition and ability to make dividend distributions to our shareholders will be materially and adversely affected.

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

Currently there are 153,295,516 ordinary shares outstanding. In addition, there are outstanding options and warrants to purchase an aggregate of 58,584,565 ordinary shares, including options and warrants to purchase an aggregate of 52,025,565 ordinary shares immediately exercisable as of the date of this annual report.

All of the ADSs sold in the initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act of 1933, all of our shares outstanding prior to our initial public offering are eligible for sale in the public market. In addition, the ordinary shares subject to options and warrants for the purchase of our ordinary shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act of 1933. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADSs could decline.

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

Vicis Capital Master Fund owns 31.9% and CPI Ballpark Investments Ltd. and Blue Ridge Investments, LLC, both of which are subsidiaries of Bank of America Corporation, own an aggregate of 25.2% of our voting shares as of February 14, 2011. Through publicly available information, we are aware of a potential share transfer between CPI Ballpark Investments Ltd. and Blue Ridge Investments, LLC. Each of these shareholders is an affiliate within the meaning of the Securities Act, due to the size of their respective shareholdings in us. Vicis Master Fund currently has one board representative on our seven director board. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.

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

For example, our board of directors will have the authority, without further action by our shareholders, to issue new preferred shares in one or more tranches, which may have powers and rights, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, greater than the rights associated with our ordinary shares. These new preferred shares could thus be issued quickly, and could have terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues new preferred shares, the market price of our ADSs or warrants may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected. In addition, our board of directors is divided into three classes and only one class of directors is up for re-election at each annual meeting of shareholders.

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

•

in March 2009, Pingnan County Wangkeng Hydroelectric Co., Ltd., signed a RMB150.0 million ($22.0 million) loan agreement with Industrial Bank Co., Ltd., Ningde Branch to refinance the Wangkeng hydroelectric power project;

•

in March 2009, Qingtian Wuliting Hydroelectric Development Co., Ltd., signed a RMB219.6 million ($32.2 million) loan agreement with Bank of China, Lishui City Dayang Sub-branch to refinance the Wuliting hydroelectric power project;

•

in June 2009, Sanming Zhongyin Banzhu Hydroelectric Co., Ltd., signed a RMB294.9 million ($43.2 million) loan agreement with the Bank of China, Fujian Branch to refinance the Banzhu hydroelectric power project;

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

•

in October 2009, we signed a capital increase agreement with Henan Lan Tian Group Co., Ltd. to subscribe for a 79.0% equity interest in Henan Wuyue Storage Power Generation Co., Ltd., which owns the right to develop a 1,000.0 MW pumped storage project, located in Yinpeng Township, Guangshan County, Xinyang City, Henan province, for a purchase price of RMB162.5 million ($23.8 million) in cash;

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

•	in January 2010, we established a wholly owned subsidiary, Fujian Huabang Hydroelectric Investment Co., Ltd.;

•

in January 2010, we completed our initial public offering and received net proceeds of approximately $85.99 million, and our ADSs and warrants started trading on the NYSE under the symbols “CHC” and “CHCWS”, respectively;

•

in February 2010, we received a Loan Framework Agreement from the Bank of China’s Fujian Branch pursuant to which the bank approved our wholly owned subsidiary, Fujian Huabang Hydroelectricity Investment Co., as a borrower of up to an aggregate of RMB3 billion ($440 million) for the acquisition of hydroelectric projects. Each acquisition loan will be subject to individual approval by the bank and to definitive documentation (which will include the term and interest rate thereof). The Loan Framework Agreement represents the bank’s form of internal commitment for the loan facility;

•

in March 2010, we acquired 79.0% equity interest in Henan Wuyue Storage Power Generation Co., Ltd. for a total purchase price of RMB162.5 million ($24.4 million) and paid the first installment payment of RMB32.5 ($4.8 million) in cash;

•

in April 2010, we acquired Yingjiang County Qinrui Husahe Hydropower Co., Ltd., which owns and operates Mangxian, Husahe Cascade III and Husahe Cascade IV hydroelectric power projects, with a total installed capacity of 18.7 MW in Yingjiang County, Yunnan province in the PRC for a purchase price of RMB115.0 million ($16.8 million), financed partially through cash on hand and through the assumption or refinancing of existing non-recourse debt;

•

in June and August 2010, we acquired Fugong County Hengda Hydroelectric Development Co., Ltd. and Fugong Xineng Power Development Co. Ltd., respectively, which own and operate three operating projects including Aluhe, Zilenghe and Latudihe hydroelectric projects, totaling 54.1 MW in installed generating capacity, for a purchase price of RMB96.3 million ($14.2 million);

•

in September 2010, we acquired Luquan Xiaopengzu Power Generation Co., Ltd., which owns and operates a 44 MW operating hydroelectric project in Luquan County, Yunnan province in the PRC for a purchase price of RMB150.0 million ($22.1 million);

•

in December 2010, we acquired Shaowu City Jinling Power Generation Co., Ltd., which owns 55% equity interests in Shaowu City Jinlong Hydroelectric Co., Ltd., 74% in Shaowu City Jintang Hydroelectric Co., Ltd. and 74% in Shaowu City Jinwei Hydroelectric Co., Ltd. These four companies own and operate a 55.4 MW group of five operating projects in Fujian province, including Qianling&Jinjiu, Dongguan, Jinlong, Jinwei and Jintang hydroelectric projects, for a purchase price of RMB75.1 million ($11.3 million); and

•

in November 2010, Fujian Huabang entered into an equity transfer purchase agreement with Sanming City Chenyang Hydropower Co., Ltd. to acquire the remaining 10% equity interest at the price of RMB38,967 (US$5,937K) in Wangkeng. In January 2011, Fujian Huabang completed the acquisition of the 10% equity interest.

Our Offices

Our registered office is located at the offices of Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, George Town, Grand Cayman, KY1-1108. Our executive offices are located at 25B, New Poly Plaza, No. 1 North Chaoyangmen Street, Dongcheng District, Beijing, PRC 10010 and our telephone number at such location is (86-10) 6492-8483. Our website is www.chinahydroelectric.com. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is “James” Tie Li, Chief Financial Officer and President, China Hydroelectric Corporation, at 420 Lexington Avenue, Suite 860, New York, NY 10170 and his telephone number at such location is (1-646) 467-9810.

B. Business overview

Overview

We are a fast-growing owner and operator of small hydroelectric power projects in China, led by an international management team. We were formed in July 2006 to acquire existing small hydroelectric assets in China and aim to become the PRC’s largest independent small hydroelectric power producer. Our primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects in China. In addition, we acquired the development rights to a 1,000.0 MW pumped storage hydroelectric power project.

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

We wholly own twenty-three operating hydroelectric power projects and have a controlling interest in three additional operating hydroelectric power projects. Our operating hydroelectric power projects are located in four provinces in China: Zhejiang, Fujian, Yunnan and Sichuan.

We acquired all of our existing hydroelectric power projects from other developers and operators beginning in 2007. We intend to continue our expansion by acquiring, operating and developing a diversified portfolio of additional small hydroelectric power projects in targeted locations in China. We believe our experience and capabilities gained in the acquisition, development and operation of small hydroelectric power project in China will enable us to take advantage of the opportunities present in the PRC hydropower market. Installed capacity at our projects reached 58.0 MW at December 31, 2007, 271.0 MW at December 31, 2008, 376.6 MW at December 31, 2009, 548.8 MW at December 31, 2010.

Our Competitive Strengths

Focused acquirer, operator and developer of hydroelectric power projects in a low-cost and fast-growing renewable energy market

We focus on the acquisition, operation and development of small hydroelectric power projects in China. We also acquired the development rights to a pumped storage hydroelectric power project. Given the PRC’s status as the world’s largest generator of hydropower, government support for hydropower and cost pressure from high fossil fuel prices, we believe the opportunity to realize returns in the PRC hydroelectric power sector will continue to increase in the near term. Our senior management, engineering, finance, legal and support teams have extensive experience in the hydroelectric power industry. We seek to generate and improve returns on investment through leveraging our expertise in identifying, assessing, acquiring, developing, obtaining approvals for and operating hydroelectric power projects. Hydropower in China is a clean renewable energy source with relatively low initial capital expenditures, low operating costs and long asset lives. Our management believes the initial capital investment per hydropower MW is currently significantly lower in China than in the United States and Europe, due largely to the low cost and high quality supply of raw materials, construction services, power generation equipment and labor in China. The PRC hydroelectric power industry further benefits from policy support contained in the Renewable Energy Law, the Catalogue of Foreign Investment, the Eleventh Five-Year Renewable Energy Plan and other laws and regulations. Hydroelectricity is a priority for China in developing its power supply, and foreign investment in the construction and operation of hydroelectric power projects is encouraged. These supports, combined with the fragmented nature of the small hydropower sector in China, present significant opportunities for an internationally funded expert acquirer, developer and operator such as our company to realize shareholder value through consolidation and efficient operation of quality target assets.

Superior access to acquisition opportunities

We believe sellers of hydroelectric power projects in China prefer a purchaser with industry expertise, ready financing and the ability to execute acquisitions quickly. We have demonstrated these strengths by identifying, reviewing, negotiating and signing acquisitions of thirteen hydroelectric power projects since our inception. Our acquisitions have been from government owned sellers, who face pressure to privatize their assets, and from poorly capitalized private operators who lack access to financing. We believe we are the only internationally financed venture operating on this scale and focused on hydroelectric power in China. We believe our industry experts, who are well known among the owners, operators and regulators of hydroelectric power projects, and our track record in the PRC hydropower market have created recognition of our company as a well-funded, knowledgeable, and dependable purchaser in the market. We believe this has enabled us to source quality targets ahead of other potential buyers, with asset owners now approaching us to offer their assets for sale. We believe that we have established that we are considering for acquisition.

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

Ability to access and effectively deploy capital

We believe our large and diverse capital base and skilled management team give us the ability to quickly respond to and secure attractive acquisition opportunities. Our financing capabilities have been demonstrated by our success in raising over $447 million of international equity or equity-linked capital since our inception. As of December 31, 2010, we had also assumed borrowings of RMB2,006 million ($302.8 million). Our access to local bank loan facilities via our PRC subsidiaries reduces our cost of borrowings and optimizes our capital structure, in particular as hydropower is a government- supported sector in China that is entitled to preferential lending policies. We maintain a large pipeline of projects that we are considering for acquisition, ranging from fully approved projects which we have identified as promising to completed projects or projects under construction, to ensure opportunities for steady future investment of our capital. No current obligation exists to purchase any of these pipeline projects.

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

We primarily target small hydroelectric power projects, being hydroelectric power projects of 50 MW or less in capacity, in regions with high hydroelectric power tariffs or the opportunity for increasing hydroelectric power tariffs. We initially focused on completed projects, because they provide us a means to grow capacity and cash flows immediately. Completed projects that have the potential for capacity expansion are also attractive to us, as they allow us to add capacity and increase our cash flows at low incremental costs. We have started acquiring projects under construction and development rights to greenfield projects, which allow us to leverage our management team’s expertise in the sourcing, permitting and managing the construction of hydroelectric power projects. We expect to continue to take controlling positions in projects, which allows us to run their operations and thereby leverage our management expertise. However, our strategy to maintain our acquisition pace is limited by our ability to identify suitable acquisition opportunities and to obtain financing, see “Risk Factors—Risks Relating to our Company and the PRC Hydropower Industry—We may encounter difficulties in identifying suitable acquisition opportunities, which would result in us being dependent upon a limited number of hydroelectric power projects and having limited revenue growth potential,” and “Risk Factors—Risks Relating to our Company and the PRC Hydropower Industry—We will need substantial additional funding to accomplish our growth strategy and may be unable to raise capital on terms favorable to us or at all, which could increase our financing costs, dilute your ownership interests, affect our business operations or force us to delay, reduce or abandon our growth strategy.”

Optimize capital structure

We plan to improve our capital structure by increasing our financial leverage through diverse fundraising channels, with the goal of increasing our debt-to-equity ratio while lowering our cost of capital. In particular, we are in discussions with both international and PRC banks to obtain secured and unsecured debt financing for our projects. Financing under discussion includes substantial credit facilities to be provided to our company or Beijing A.B.C. Investment, rather than the project-specific borrowing currently undertaken by our individual subsidiaries. We expect such facilities to provide lower interest rates and terms superior to the borrowings undertaken at operating level. We have refinanced approximately RMB253.0 million ($38.2 million) of our existing long-term loans, typically with reduced interest rates and longer tenures, thereby lowering our borrowing costs and interest rates. We have also signed a loan framework agreement with the Bank of China’s Fujian Branch for the borrowing of up to an aggregate of RMB3 billion ($440 million) subject to the bank’s approval of each acquisition loan. We believe that the availability of hydroelectric assets as collateral, our relatively stable cash flow and our low operating costs improve our access to debt financing. We anticipate that our broad access to both international and PRC lenders will reduce our cost of capital, as we will be able to borrow from whichever market offers superior terms, thereby allowing us to maximize returns to shareholders. However, the implementation of our strategy to improve our capital structure is dependent on our ability to obtain financing. See “Risk Factors—Risks Relating to our Company and the PRC Hydropower Industry—We will need substantial additional funding to accomplish our growth strategy and may be unable to raise capital on terms favorable to us or at all, which could increase our financing costs, dilute your ownership interests, affect our business operations or force us to delay, reduce or abandon our growth strategy.”

Continue geographic diversification and consolidation of hydropower capacity in key regions

We seek to expand our portfolio of hydroelectric power projects in regions where we believe demand for power, tariff levels and hydrological conditions present opportunities for an attractive rate of return on capital. By diversifying the locations in which we operate, we seek to protect our revenue streams from the impact of hydrological variation, natural disasters and grid failure. We have recently expanded our regional focus in Henan province through the acquisition of development rights to the Wuyue pumped storage hydroelectric power project. We also plan to enlarge our hydropower capacity by clustering our projects along waterways. We will continue to identify waterways that have or could support multiple projects, so as to achieve operational efficiencies by managing multiple projects with one local management team and by leveraging their local knowledge and relationships. Furthermore, clustered projects allow us to not only lower our unit cost of power production, but also to increase production and maximize revenue through the control of water flow to our plants along a single waterway. We have begun to implement this strategy through the acquisition and completion of construction of the Zhougongyuan hydroelectric power project which was split into two power projects in December 2009-Zhougongyuan and Jiulongshan, which is a series of three hydropower stations along a single waterway. However, the implementation of this strategy is dependent on our ability to identify suitable acquisition targets. See “Risk Factors—Risks Relating to our Company and the PRC Hydropower Industry—We may encounter difficulties in identifying suitable acquisition opportunities, which would result in us being dependent upon a limited number of hydroelectric power projects and having limited revenue growth potential.”

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

The strength of our relationships with our power grids influences both our tariffs and planned annual generation for our hydroelectric power projects, and we will continue to focus on those relationships through frequent communication, investment in projects that will help the grid to maintain an even supply of power across the grid, sharing technical information to assist the grid with load balancing and dispatch and coordinating the water flows to all hydroelectric power projects on waterways covered by the grid. Where opportunities arise to increase our tariffs for a project by connecting to an alternative grid or a local business, we may also develop these new customer relationships. However, the implementation of our strategy to increase utilization is dependent on substantial variations in climatic and hydrological conditions. Also, the implementation of our strategy to increase revenues is dependent on the customer base we have for electricity produced by our hydroelectric power projects. See “Risk Factors—Risks Relating to Our Company and the PRC Hydroelectric power Industry—Our business is dependent upon hydrological conditions, which may from time to time result in conditions that are unfavorable to our business operations”, and also “Risk Factors—Risks Relating to our Company and the PRC Hydroelectric Power Industry—We derive our revenues solely from the sale of hydropower electricity and each of our projects typically has only one customer. Any prolonged disruption to the demand for hydropower or termination of a customer relationship may cause our revenues to decrease significantly”.

Reduce costs and streamline operations

We will continue to adopt best practices and standards across our hydroelectric power assets, drawing on our senior management’s expertise and experience in project management. Our management team closely oversees each project’s operational performance versus established metrics, and where a project reports excess cost, we take actions to rationalize operations and realize cost savings. By planning for a high utilization rate and better load balancing, we strive to continue reducing our unit cost of power generation at each project. Where labor and other costs are in excess of that necessary to operate the project, we will rationalize operations, and we retain the right at each project we acquire to terminate redundant employees. With acquisition or commission of additional hydroelectric power projects, we expect to achieve larger economies of scale and gain increased negotiating power over our suppliers. Finally, we expect to continue to realize cost savings through centralized deployment and management of our engineering, maintenance, accounting and other support functions. However, the implementation of our strategy to reduce costs and streamline operations is dependent on our ability to manage our growth effectively. See “Risk Factors—Risks Relating to our Company and the PRC Hydroelectric Power Industry—Our growth strategy is dependent upon our ability to manage our growth effectively which, if unsuccessful, could result in a material adverse impact on our financial condition and results of operations.”

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

Descriptions of the projects

Our hydroelectric power projects are of the following types:

A—Run-of-the-river diversion dam. The typical feature of this type of hydroelectric power project is that a water diversion structure (dam) spans a river and water is conveyed to a powerhouse via a water conveyance facility, which is a tunnel, pipeline, or a combination of the two. The rate of water flow to the powerhouse is equal to the natural rate of flow in the river.

B—Low head run-of-the-river. The typical feature of this type of hydroelectric power project is that a dam spans a river, a powerhouse with low head turbine generator(s) is incorporated into the diversion structure, and water flowing through the powerhouse is released back into the river at the dam. The rate of water flow to the powerhouse is equal to the natural rate of flow in the river.

C—Impoundment dam reservoir. The typical feature of this type of hydroelectric power project is that a water diversion structure (dam) spans a river and water is conveyed to a powerhouse via a water conveyance facility, which is a tunnel, pipeline, or a combination of the two. The rate of water flow to the powerhouse is not equal to the natural rate of flow in the river, as water is impounded or stored at the dam site in a reservoir. This storage provides flexibility in energy production so that it can be dispatched in line with demand.

D—Pumped storage. The essential feature of this type of hydroelectric power project is a powerhouse with reversible pump hydraulic turbine generators connected by a water conveyance facility to an upper and a lower reservoir. The water is transferred between the two reservoirs, pumped from the lower to the upper reservoir (consuming power) during off-peak periods of surplus grid power and released from the upper to the lower reservoir (producing power) during peak periods of grid deficit.

The table below sets forth technical and operating data of our hydroelectric power projects as of the dates indicated.

Project or Expansion and Location	Actual or Expected Date in Service	Approved Tariff(1) (RMB/kWh)	Installed Capacity (MW)	Electricity Sold (kWh)					Effective Utilization Rate (%)(11)			Design Utilization (%)	Type
				2008		2009		2010	2008	2009	2010
Completed Projects
Binglangjiang I, Yunnan	January 1988	0.227 January to May; 0.177 June to December	21.0	117,278,061		95,514,582		94,591,565	63.6	51.9	51.4	45.0	A
Binglangjiang II, Yunnan	September 2009	0.227 January to May 0.177 June to December	20.0	N/A		29,141,455		64,041,599	N/A	51.5	36.6	55.0	A
Liyuan, Sichuan	August 2006	0.29	12.0	25,098,176		23,435,555		16,217,714	23.8	22.3	15.4	42.0	B
Shapulong(2), Zhejiang	June 2001	0.535 peak hours; 0.268 off-peak	25.0	42,308,157	(6)	40,630,896	(6)	64,624,002	19.3	18.6	29.5	23.0	C
Yingchuan, Zhejiang	April 2002	0.535 peak hours; 0.268 off-peak	40.0	90,768,127		107,225,642		138,329,822	25.8	30.6	39.5	28.0	C
Wuliting, Zhejiang	October 2007	0.535 peak hours; 0.268 off-peak	42.0	70,224,000		92,554,400		148,943,520	19.0	25.2	40.5	33.0	B
Ruiyang, Zhejiang	December 2003	0.535 peak hours; 0.268 off-peak	32.0	51,237,120		62,453,774		77,819,280	18.2	22.3	27.8	24.0	C

Project or Expansion and Location	Actual or Expected Date in Service	Approved Tariff(1) (RMB/kWh)	Installed Capacity (MW)		Electricity Sold (kWh)					Effective Utilization Rate (%)(11)			Design Utilization (%)	Type
					2008		2009		2010	2008	2009	2010
Jiulongshan, Zhejiang		0.535 peak hours 0.268 off-peak	37.6		N/A		73,964,924		69,618,958	N/A	20.0	21.1	25.0	C/A (9)
Zhougongyuan, Zhejiang	March 2009	0.535 peak hours; 0.268 off-peak	16.0		N/A		2,934,316		41,837,946	N/A	12.5	29.9	25.0	C/A (9)
Banzhu, Fujian	November 1998	0.36	45.0	(6)	155,536,410	(8)	126,659,753	(8)	185,287,772	39.3	32.1	47.0	40.0	B
Wangkeng(2), Fujian	July 2004	0.31	40.0	(6)	129,217,917	(9)	108,369,852	(9)	183,820,955	36.8	30.9	52.5	42.0	C
Yuanping(3), Fujian	March 2007	0.29	16.0		38,393,478		44,316,824		82,908,637	27.3	31.6	59.2	39.0	A
Yuheng(4), Fujian	November 1999	0.29	30.0		90,983,456		69,284,988		134,173,611	34.6	26.4	51.1	42.0	A
Husahe, Yunnan	March 1995	0.227 January to May; 0.177 June to December	18.7		64,150,395		61,430,886		66,801,125	52.0	37.5	54.8	49.0	A
Aluhe, Yunnan	June 2006	0.20 November to April; 0.16 May to October	10.0		40,020,362		21,016,068		13,950,979	45.7	24.0	24.0	50.0	A
Zilenghe, Yunnan	October 2007	0.20 November to April; 0.16 May to October	25.2		92,747,820		60,618,360		46,546,038	42.0	27.5	42.1	63.0	A
Latudi, Yunnan	February 2009	0.20 November to April; 0.16 May to October	18.9		N/A		30,343,420		21,312,493	N/A	18.3	34.0	45.0	A
Xiaopengzu, Yunnan	December 2009	0.247 January to April, and December; 0.222 May and November; 0.197 June to October	44.0		N/A		26,262,657		29,916,026	N/A	27.0	23.2	42.0	C
Qianling(10), Fujian	July 1984	0.24	10.0		34,292,160		34,279,560		42,760,900	39.1	39.1	48.8	40.0	B
Jinjiu(10), Fujian	October 2004	0.28	3.0		17,125,780		15,561,700		16,448,390	65.2	59.2	62.6	40.0	B
Dongguan(10), Fujian	November 2004	0.28	4.8		9,636,720		9,761,600		7,328,800	22.9	23.2	17.4	48.0	B
Jinlong(10), Fujian	November 2005	0.30	10.0		39,244,590		37,243,920		44,458,470	44.8	42.5	50.8	40.0	B
Jintang(10), Fujian	October 2006	0.26	11.6		37,964,325		36,111,460		42,626,430	37.4	35.5	41.9	40.0	B
Jinwei(10), Fujian	July 2009	0.30	16.0		N/A		18,437,720		53,400,480	N/A	27.4	38.1	48.0	B

		Total:	548.8

Under Construction
Wuyue, Henan	2014-2015		1,000.0

		Total:	1,548.8

(1)

We are required to withhold VAT due on our power dispatched at a rate of 6.0% or 17.0% depending on the size and location of the plant. Approved tariffs presented above are gross of VAT. Peak hours are generally from 8 a.m. to 10 p.m. For Bingliangjiang II, the effective tariff stated was effective from January 1, 2010. In 2009, from September 4 to November 3, the effective tariff was 0.12 and from November 4 to December 31 was 0.17. Effective from May 1, 2010, the tariff for Binglangjiang I, II and Husahe was increased from 0.22 to 0.227 (January to May) and from 0.17 to 0.177 (June to December).

(2)

We acquired a 50.0% equity interest in Shapulong in December 2007. 2007 data for Shapulong are for the period from January 1, 2007 to December 24, 2007. We have owned 100.0% of the equity interest in Shapulong since August 2009. We have owned 90.0% of the equity interest in

Wangkeng since October 2008. We have owned 100.0% of the equity interest in Wangkeng since January 2011.

(3)

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

(4)

Currently, Yuheng is receiving RMB0.29 per kWh for electricity supplied to Fujian Province Pingnan County Power Supply Co., Ltd., pursuant to the power purchase agreement entered into between Yuheng and Fujian Province Pingnan County Power Supply Co., Ltd. on December 28, 2008, which is valid until December 28, 2009. However, pursuant to the Interim Agreement of Conformity of Power Purchase and Supply in Rongping Supply Area entered into by Yuheng, Fujian Province Pingnan County Power Supply Co., Ltd., Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. and Pingnan County Hengli Hydroelectric Co., Ltd. on August 31, 2007, or the Interim Agreement, the tariff rate of RMB0.181 per kWh has been set for the supply of an aggregate volume of 300 million kWh of electricity by Yuheng to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. through Fujian Province Pingnan County Power Supply Co., Ltd. for a contractual term of forty-two months ending in October 2010. Therefore, for electricity supplied under the Interim Agreement to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd., Yuheng is only entitled to RMB0.181 per kWh of the RMB0.29 per kWh revenue received from Fujian Province Pingnan County Power Supply Co., Ltd. and is obligated to remit the remaining RMB0.109 per kWh, to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. until the earlier of reaching the cumulative volume of 300 million kWh or October 2010. Pursuant to the Transfer of Yuanping Hydropower Plant and Cooperation Agreement entered into between Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. and Fujian Province Anheng Assets Management Co., Ltd., Fujian Yuheng Power Group and Fujian Dachuang Hydro Power Co., Ltd., which were the founders of Pingnan County Yuheng Hydropower Co., Ltd., Yuheng provided a guarantee deposit of RMB30 million ($4.4 million) to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. to guarantee the supply of electricity of an aggregate volume of 300 million kWh over the contractual term, and is entitled to be refunded RMB0.1 of the guarantee deposit for every kWh of electricity supplied to Rongping Chemical through the power grid up to 300 million kWh over the contractual term. 2007 data for Yuheng are for the period from May 18 to December 31, 2007.

(5)

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

(6)

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

(7)

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

(8)

We held a 90.0% interest in Wangkeng in 2008, 2009 and 2010. On an equity basis, we would be entitled to 116,296,125 kWh, 97,532,867 kWh and 165,438,860 kWh of electricity sold for 2008, 2009 and 2010, respectively, had we owned our equity interest in Wangkeng for those periods.

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

(10)

We completed our acquisition of Shaowu City Jinling Hydropower Co. Ltd., the owner of the Qianling, Jinjiu and Dongguan hydroelectric power project, together with Jinling’s 55% controlling interest in Shaowu City Jinlong Hydropower Co. Ltd., the owner of the Jinlong project, Jinling’s 74% controlling interest in Shaowu City Jintang Hydropower Co. Ltd., the owner of the Jintang project, and Jinling’s 74% controlling interest in Shaowu City Jinwei Hydropower Co. Ltd., the owner of the Jinwei on December 30, 2010. As a result, we are not entitled to the revenue of these projects for the year ended December 31, 2010. In the future, we would be entitled to the electricity production and revenue of Jinlong, Jintang and Jinwei on an equity basis of 55%, 74% and 74%, respectively.

(11)	See Exhibit 15.1 to this annual report for detailed calculations of effective utilization rates.

Completed Projects

Yunnan Province

Binglangjiang I. Binglangjiang I is a run-of-the-river, diversion-type hydroelectric facility commissioned in January 1988 with an installed capacity of 21.0 MW and an annual design utilization rate of 60.0%, which was reduced to 45% when Binglangjiang II was commissioned and water previously dedicated solely to Binglangjiang I was then allocated between Binglangjiang I and Binglangjiang II. The effective utilization rate for Binglangjiang I was 63.6% for 2008, 51.9% for 2009 reflecting normal operations as Binglangjiang II commenced operations. The effective utilization for 2010 was 51.4% which reflects normal operations and precipitation levels. Yunnan Huabang Electric Power Co., Ltd. entered into a grid connection and dispatching agreement with Yunnan Dehong Electric Power Co., Ltd. on January 15, 2004, which is valid until the termination or expiration of the power purchase agreement described below, pursuant to which Yunnan Huabang is to connect the hydroelectric power project to the power grid owned or controlled by Yunnan Dehong Electric Power Co., Ltd. Yunnan Huabang Electric Power Development Co., Ltd. entered into a supplemental power purchase agreement with Yunnan Dehong Electric Power Co., Ltd. on June 19, 2009, which was valid the calendar year of 2009 and pursuant to which, Binglangjiang I received a floating tariff ranging from RMB0.13 per kWh to RMB0.20 per kWh during the rainy season from June to October and RMB0.17 per kWh from November to December. Yunnan Huabang Electric Power Development Co., Ltd. entered into a supplement power purchase agreement with China Southern Grid, Dehong Power Supply Co. Ltd., which is valid the calendar year of 2010 and pursuant to which Binglangjiang I and Binglangjiang II receive a tariff of RMB0.22 per kWh during the dry season from January to May and RMB0.17 per kWh during the rainy season from June to December subject to new tariff rates promulgated by the government. Binglangjiang I and Binglangjiang II are permitted to supply up to 150.0 million kWh of electricity for 2010. Based on the actual demand, China Southern Grid may purchase more power at the same tariff rates. The VAT for this plant is 6.0%. On August 11, 2010, Yunnan Huabang Electric Power Development Co., Ltd. entered into a new grid connection and dispatching agreement with Dehong Power Supply Co., Ltd. for Binglangjiang I and II which is valid till new agreement is signed. On December 29, 2010, Yunnan Huabang Electric Power Development Co., Ltd. entered into a supplemental agreement on the power purchase and sale contract for the calendar year of 2011 with Dehong Power Supply Co., Ltd. with respect to Binglangjiang I, pursuant to which, Dehong Power Supply Co., Ltd. agrees to pay RMB0.227 per KWh (January to May) and RMB0.177 per KWh (June to December).

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

Binglangjiang II. Binglangjiang II is a run-of-the-river, diversion-type hydroelectric power project commissioned in September 2009 with a design capacity of 20.0 MW and an annual design utilization rate of 55.0%. The combined effective utilization rate for Binglangjiang I and II for 2010 was 44.2%. We have applied for a tariff of RMB0.12 per kWh during the commissioning period from September 4, 2009 to November 4, 2009 and RMB0.17 per kWh during the period from November 5, 2009 to December 31, 2009. Yunnan Huabang Electric Power Development Co., Ltd. entered into a power purchase agreement and a supplemental agreement with Dehong Power Supply Co. Ltd. on November 4, 2009. The supplemental agreement was valid from November 4, 2009 to December 31, 2009, pursuant to which Binglangjiang II received a tariff of RMB0.17 per kWh during the period from November 4, 2009 to December 31, 2009. For calendar year 2010, Binglangjiang II receives a tariff of RMB0.22 per kWh during the dry season from January to May and RMB0.17 per kWh during the rainy season from June to December subject to new tariff rates promulgated by the government. The VAT for this plant is 6.0%. We executed a grid connection agreement for Binglangjiang II on July 19, 2009, which is valid until the expiration or termination of the power purchase agreement for the project. The utilization rate for Binglangjiang II was 36.6% in 2010. On August 11, 2010, Yunnan Huabang Electric Power Development Co., Ltd. entered into a new grid connection and dispatching agreement with Dehong Power Supply Co., Ltd. for Binglangjiang I and II which is valid till new agreement is signed. On December 29, 2010, Yunnan Huabang Electric Power Development Co., Ltd. entered into a supplemental agreement on the power purchase and sale contract for the calendar year of 2011 with Dehong Power Supply Co., Ltd. with respect to Binglangjiang II, pursuant to which, Dehong Power Supply Co., Ltd. agrees to pay RMB0.227 per KWh (January to May) and RMB0.177 per KWh (June to December).

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

Husahe. The Husahe hydroelectric project is located in Yingjiang County, Dehong Prefecture, Yunnan province and consists of three independent projects, Husahe 3, Husahe 4 and Mangxian, in a series on the Husa River with a total installed capacity of 18.7 MW and a combined Design utilization rate of 49%. The drainage basins for the projects are 262.6 km2.

Husahe 3 is a 3.2 MW four component facility consisting of a masonry diversion, 816 meter long canal and penstock, powerhouse and a 35 kv substation which is connected to a 110 kv substation at Mangxian hydropower Station. The powerhouse contains two horizontal Francis type turbine generator units. The project was placed in service in 1995. The design capacity utilization rate is 74%.

Husahe 4 is a 14 MW four component facility consisting of a gravity dam, 459 meter concrete lined tunnel and penstock, powerhouse and 35 kv substation which is connected to a 110 kv substation owned by the utility at Mangxian Hydropower Station. The project buildings occupy 1,575.72 square meters. The powerhouse contains two vertical Francis type turbine generators. The project was placed in service in 1998. The actual utilization rate is 46%. During periods of high water flows, the overflow from Husahe 4 is directed to the 1.5 MW Mangxian Hydropower Station which has a utilization rate of 15%.

Mangxian is a 1.5 MW small overflow hydroelectric power project.

On August 11, 2010, Yingjiang County Qinrui Husahe Hydropower Co., Ltd. entered into a grid connection and dispatching agreement with Dehong Power Supply Co., Ltd. for each of Husahe 3, Husahe 4 and Mangxian, which is valid till a new agreement is signed. On December 29, 2010, Yingjiang County Qinrui Husahe Hydropower Co., Ltd. entered into a supplemental agreement on power purchase and sale contract for the calendar year of 2011, pursuant to which, Dehong Power Supply Co., Ltd. agrees to pay RMB0.227 per KWh (January to May) and RMB0.177 per KWh (June to December).

Xiaopengzu. Xiaopengzu is an impoundment reservoir type of hydroelectric power project commissioned in October 2009 with a design capacity of 44.0 MW and an annual design utilization rate of 42%. Luquan Xiaopengzu Power Generation Corporation entered into a power purchase and sale agreement effective from January 1, 2010 to December 31, 2010, pursuant to which the Yunnan Grid Corporation agrees to pay Xiaopengzu tariff on a seasonal basis. In year 2010, Xiaopengzu received a tariff of RMB0.247 per kWh during the dry season from January to April and in December, and RMB0.222 per kWh during the normal season in May and November, and RMB0.197 per kWh during the rainy season from June to October. The VAT for this plant is 6.0%. Xiaopengzu’s effective utilization was 27.0% and 23.2% in 2009 and 2010 respectively, lower than the design utilization rate of 42% due to below average precipitation levels.

Xiaopengzu is located on the Pudu River in the Luquan County, Kunming City in Yunnan Province. Xiaopengzu is a four-component complex consisting of a concrete impoundment dam, tunnel and penstock, powerhouse and substation. The powerhouse contains two 22 MW vertical Francis turbine generators manufactured by Fujian Nanping Nandian Hydropower Equipment Manufacturing Co., Ltd. The area of the powerhouse building is 697 m2. The area of the land the project utilizes is 8,162 km2 including the drainage basin.

Aluhe. Aluhe is a high head run-of-the-river, diversion-type hydroelectric power project located on the Alu River, commissioned in April 2007 with a design capacity of 10 MW and an annual design utilization rate of 50%. Aluhe is a four-component complex consisting of a concrete diversions, tunnels, pipeline and penstock, powerhouse and substation. The powerhouse contains two 6.3 MW horizontal Pelton turbine generators manufactured by Lingling Hengyuan Hydropower Equipments Co., Ltd. The area of the powerhouse building that contains the plant is 450 m2. The area of the land the project utilizes is 23 km2 including the drainage basin. Fugong County Hengda Hydroelectric Development Co., Ltd. entered into a power purchase and sale agreement with Yunnan Nujiang Grid Co., Ltd. with respect to the Aluhe hydroelectric project, effective from January 1, 2010 to December 31, 2010, pursuant to which Yunnan Nujiang Grid Co., Ltd. agrees to pay Aluhe tariff on a seasonal basis. In year 2010, Aluhe received a tariff of RMB0.20 per kWh during the dry season from November to April, and RMB0.16 per kWh during the rainy season from May to October. The VAT for this plant is 6.0%. The effective utilization rate was 45.7%, 24.0% and 24.0% in 2008, 2009 and 2010 respectively. The lower than design utilization rate in 2009 and 2010 was the result of intermittent grid availability.

Zilenghe. Zilenghe is a high head run-of-the-river, diversion-type hydroelectric power project commissioned in October 2007 with a design capacity of 25.2 MW and an annual design utilization rate of 63%.

Fugong County Hengda Hydroelectric Development Co., Ltd. entered into a power purchase and sale agreement with Yunnan Nujiang Grid Co., Ltd. with respect to Zilenghe hydroelectric project, effective from January 1, 2010 to December 31, 2010, pursuant to which the Yunnan Nujiang Grid Co., Ltd. agrees to pay Zilenghe tariff on a seasonal basis. In year 2010, Zilenghe received a tariff of RMB0.20 per kWh during the dry season from November to April, and RMB0.16 per kWh during the rainy season from May to October. The VAT for this plant is 6.0%. The effective utilization rate was 42.0%, 27.5% and 42.1% in 2008, 2009 and 2010 respectively, lower than the design utilization rate of 63.0%, due to intermittent grid availability.

Zilenghe is a four-component complex consisting of concrete diversion dams, tunnels, pipeline and penstock, powerhouse and substation. The powerhouse contains four 6.0 MW horizontal Pelton turbine generators manufactured by Lingling Hengyuan Hydropower Equipment Co., Ltd. The area of the powerhouse building is 600 m2. The area of the land the project utilizes is 1,942 km2 including the drainage basin.

Latudi. Latudi Hydropower Station is located on the Latudi River in Fugong County, Nujiang Prefecture, Yunnan Province. Latudi is a high head run of the river diversion type project commissioned in February 2009 with a design capacity of 18.9 MW and an annual design utilization rate of 45%. Fugong Xineng Power Development Co., Ltd. entered into a power purchase and sale agreement with Yunnan Nujiang Grid Co., Ltd. effective from January 1, 2010 to December 31, 2010, pursuant to which Yunnan Nujiang Grid Co., Ltd. agrees to pay Latudi tariff on a seasonal basis. In year 2010, Latudi received a tariff of RMB0.20 per kWh during the dry season from November to April, and RMB0.16 per kWh during the rainy season from May to October. The VAT for this plant is 6.0%. The effective utilization rate was 18.3% and 34.0% in 2009 and 2010 respectively. The effective utilization was lower than the design utilization rate of 45.0% due to intermittent grid availability.

Latudi Hydrostation is a four-component complex consisting of two concrete diversion dams, pipelines and penstock, powerhouse and substation. The powerhouse contains three 6.3 MW horizontal Pelton turbine generators manufactured by Lingling Hengyuan Hydropower Equipment Co., Ltd. The area of the powerhouse building is 500 m2. The area of the land the project utilizes is 28 km2 including the drainage basin.

Sichuan Province

Liyuan. Liyuan is a low head run-of-the-river hydroelectric power project commissioned in August 2006 with an installed capacity of 12.0 MW and an annual design utilization rate of 42.0%. The effective utilization rate was 23.8% for 2008, 22.3% for 2009 and 15.4% for 2010. The effective utilization rates for Liyuan in 2008, 2009 and 2010 were lower than its design utilization rate due to high variability and concentration of precipitation and water flows during such periods. Water flows at times exceeded facility capacity resulting in abandoned water. We expect this situation to be mitigated in the future with the completed development and construction of a series of upstream plants on the Donghe river which will have the effect of moderating water flows in the river. Until such development is completed, the utilization rates for Liyuan may remain below design. Sichuan Huabang Hydroelectric Development Co., Ltd. entered into a grid connection and dispatching agreement with Sichuan Cangxi Electric Power Co., Ltd. on May 18, 2010, which is valid until May 17, 2011, pursuant to which Sichuan Huabang Hydroelectric Development Co., Ltd. is to connect the hydroelectric power project to the power grid owned or controlled by Sichuan Cangxi Electric Power Co., Ltd.. On May 17, 2010, Sichuan Huabang Hydropower Development Co., Ltd. and Sichuan Cangxi Electric Power Co., Ltd., part of the China Southern Power Grid Corporation Ltd., or the Southern Grid, entered into a power purchase and sale agreement effective from May 17, 2010 until May 17, 2011, pursuant to which the Sichuan Cangxi Electric Power Co., Ltd. is paying Liyuan a tariff of RMB0.29 per KWh. According to the terms of such agreement, the agreement remains effective after the initial term, unless both parties agree to terminate. The VAT for this plant is 6.0%.

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

Zhejiang Province

Shapulong. Shapulong is an impoundment reservoir hydroelectric power project commissioned in June 2001 with an installed capacity of 25.0 MW and an annual design utilization rate of 23.0%. The effective utilization rate was 19.3% for 2008, 18.6% for 2009 and 29.5% for 2010. The lower than design utilization rate in 2008 was due in part to a severe snowstorm that interrupted the transmission system in the area and the lower than design utilization rate in 2009 was related to normal operations coupled with lower than average precipitation levels. The higher than design capacity utilization rate in 2010 was attributable to normal operations coupled with higher than average precipitation. Yunhe Shapulong Hydropower Generation Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau on June 10, 2001, for an indefinite term, pursuant to which Shapulong is to connect the hydroelectric power project to the power grid owned or controlled by Lishui Electric Power Bureau. Yunhe County Shapulong Hydropower Generation Co., Ltd. entered into a power grid economic agreement with Lishui Electric Power Bureau, part of the State Grid, in October 2008, which is valid until September 30, 2011 pursuant to which the Lishui Electric Bureau is paying Shapulong a tariff of RMB0.535 per kWh during peak hours and RMB0.268 per kWh during off-peak hours. The VAT for this plant is 6.0%.

Shapulong is located in the watershed of the Wutongkeng river, which is part of the Ou river basin in Yunhe County, Zhejiang province. Shapulong is a four component project consisting of a concrete faced dam, tunnel and penstock, powerhouse and substation. The powerhouse contains two 12.5 MW vertical Francis turbine generators manufactured by Kvaerner Hangzhou Power Equipment Co., Ltd. The area of the powerhouse is 506.3 m2. The area of the land the project utilizes is 42 km2 including the drainage basin. We acquired Shapulong in December 2007.

Yingchuan. Yingchuan is an impoundment reservoir hydroelectric power project commissioned in April 2002 with an installed capacity of 40.0 MW and an annual design utilization rate of 28.0%. The effective utilization rate was, 25.8% for 2008, 30.6% for 2009 and 39.5% for 2010. The higher than design capacity utilization rate in 2010 was attributable to normal operations coupled with higher than average precipitation. Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau in November 2008, which is valid until November 2009 and thereafter so long as there is no disagreement between the two parties, pursuant to which Jingning Yingchuan Hydroelectric Development Co., Ltd. connected the hydroelectric power project to the power grid which is currently under the operation and management of Lishui Electric Power Bureau. According to the terms of such agreement, the agreement remains effective after the initial term, unless both parties agree to terminate. In October 2008 a power grid economic agreement was executed between Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. and Lishui Electric Power Bureau, part of the State Grid, effective from October 1, 2008 to September 30, 2011 subject to a two-year automatic renewal pursuant to which the Lishui Electric Power Bureau is paying Yingchuan a tariff of RMB0.535 per kWh during peak hours and RMB0.268 per kWh during off-peak hours. The VAT for this plant is 6.0%.

Yingchuan is located on the Yingchuan stream, which is a tributary of the Xiaoxi river in the upper reaches of the Oujiang water system in Jingning County, Zhejiang province. Yingchuan is a four-component complex consisting of a concrete-faced dam, tunnel and penstock, powerhouse and substation. The powerhouse contains two 20.0 MW vertical Francis turbine generators manufactured by Kvaerner Hangzhou Power Equipment Co., Ltd. The area of the powerhouse is 489.2 m2. The area of the land the project utilizes is 200 km2 including the drainage basin. We acquired Yingchuan in January 2008.

Wuliting. Wuliting is a low head, run-of-the-river hydroelectric power project commissioned in October 2007 with an installed capacity of 42.0 MW and an annual design utilization rate of 33.0%. The effective utilization rate was, 19.0% for 2008, 25.2% for 2009 and 40.5% for 2010. The lower than design utilization rate in 2008 was due to commissioning activities of the major equipment. In 2008, no more than two power generators were operating at anytime due to remediation measures to the generator cooling systems required following commissioning. Lower than design utilization rate in 2009 was attributed in part to repair and maintenance to a reservoir upstream of Wuliting and outside of the Company’s control which resulted in water flows in excess of capacity and considerable abandoned water. The higher than design capacity utilization rate in 2010 was attributable to normal operations coupled with higher than average precipitation. Qingtian Wuliting Hydroelectric Development Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau in November 2008, which is valid until November 2009 and thereafter so long as there is no disagreement between the two parties, pursuant to which Qingtian Wuliting Hydroelectric Development Co., Ltd. is to connect the hydroelectric power project to the power grid which is currently under the operation and management of Lishui Electric Power Bureau. In October 2008 Wuliting entered into a grid economic agreement with Lishui Electric Power Bureau, which is valid until September 30, 2011 subject to a two-year automatic renewal, pursuant to which Lishui Electric Power Bureau, part of the State Grid, is paying Wuliting a tariff of RMB0.535 per kWh during peak hours, being 8 a.m. to 10 p.m., and RMB0.268 per kWh during off-peak hours, being 10 p.m. to 8 a.m. The VAT for this plant is 6.0%.

Wuliting is located on the Daxi stream at the lower reaches of the Oujiang River, Wuliting village, Qingtian County, Zhejiang province. Wuliting consists of a concrete gated structure, powerhouse, spill way, and ship lock integrated into one structure, and a substation. The powerhouse contains three 14.0 MW horizontal bulb turbines manufactured by Hangzhou Jianghe Electromechanical Equipment Co., Ltd. The area of the structure is 1,683.1 m2. The area of the land the project utilizes is 8,872 km2 including the drainage basin. We acquired Wuliting in January 2008.

Ruiyang. Ruiyang is an impoundment reservoir hydroelectric power project commissioned in December 2003 with an installed capacity of 32.0 MW and an annual design utilization rate of 24.0%. The effective utilization rates were, 18.2%, 22.3% and 27.8% for 2008, 2009 and 2010, respectively, reflecting normal operations and natural fluctuation in precipitation levels. Longquan Ruiyang Cascade II Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau on October 18, 2003, for an indefinite term, pursuant to which Ruiyang is to connect the hydroelectric power project to the power grid owned or controlled by Lishui Electric Power Bureau. Longquan Ruiyang Cascade II Hydroelectric Co., Ltd. entered into a grid economics agreement with Lishui Electric Power Bureau in April 2007, which is valid until December 31, 2009 subject to a two-year automatic renewal, pursuant to which Lishui Electric Power Bureau is currently paying Ruiyang a tariff of RMB0.535 per kWh during peak hours and RMB0.268 per kWh during off-peak hours. According to the terms of such agreement, the agreement remains effective after the initial term, unless both parties agree to terminate. The VAT for the plant is 6.0%.

Ruiyang is located on the upper reach of Longquan Brook (Mei Brook), a tributary to Ou river, within the boundaries of Xiaomei Township, Longquan City, Zhejiang province. Ruiyang is a five-component project consisting of a concrete-faced-rock-fill dam, a 4 km tunnel, penstock, powerhouse, and substation. The power house contains two 16 MW vertical Francis turbine generators manufactured by Kvaerner Hangzhou Power Equipment Co., Ltd. The area of the powerhouse structure is 892.0 m2. The area of the land the project utilizes is 188.0 km2 including drainage basin. We acquired Ruiyang in August 2009.

Jiulongshan and Zhougongyuan. Jiulongshan and Zhougongyuan are a hydroelectric power project complex consisting of three separate hydroelectric power projects in series on the same river. The upstream hydroelectric power project, Zhougongyuan I, is an impoundment dam reservoir hydroelectric power project and the other two, Jiulongshan I and Jiulongshan II, downstream are run-of-the-river, diversion dam hydroelectric power projects. The three projects have a total design capacity of 53.6 MW and a combined annual design utilization rate of 25.0%. The effective utilization rate was 19% for 2009 reflecting normal precipitation levels during the commissioning period of the three projects. Zhougongyuan was commissioned in May through December 2009. The effective utilization rate for 2010 was 25% reflecting normal operations. Suichang County Jiulongshan Hydroelectric Development Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau on April 21, 2009 for each of the three hydroelectric power projects, which is valid until April 2010 subject to a two-year automatic renewal, pursuant to which Suichang County Jiulongshan Hydroelectric Development Co., Ltd. is to connect the hydroelectric power projects to the power grid which is currently under the operation and management of Lishui Electric Power Bureau. On July 16, 2010, Suichang County Jiulongshan Hydroelectric Development Co., Ltd. and Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. respectively entered into a power purchase and sale contract with Lishui Electric Power Bureau for Jiulongshan I, Jiulongshan II and Zhougongyuan, which are valid from July 1, 2010 to June 30, 2013, pursuant to which Lishui Electric Power Bureau, part of the State Grid, is paying Zhougongyuan and Jiulongshan a tariff of RMB0.535 per kWh during peak hours and RMB0.268 per kWh during off-peak hours. In December 2009, Suichang County Jiulongshan Hydroelectric Development Co., Ltd., which then owned all of the three hydroelectric power projects, transferred one of them, Zhougongyuan III, to the newly established Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. with total investment of RMB140.0 million ($19.5 million) and registered capital of RMB90.0 million ($12.8 million). In connection with the transfer, Suichang County Jiulongshan Hydroelectric Development Co., Ltd., reduced its total investment to RMB320.0 million ($44.5 million) and registered capital to RMB204.1 million ($29.0 million). The purpose of the transfer is to have two interconnect arrangements of less than 50 MW resulting in lower VAT for the complex. The VAT for the three hydroelectric power projects was 17.0% for 2009 and 6% for 2010.

Zhougongyuan is located on the Zhougongyuan river, which is a tributary of the Wuxijiang river. Each of the hydroelectric power projects consists of a concrete dam, tunnel and penstock, powerhouse and substation. Zhougongyuan I powerhouse contains two 12.5 MW vertical Francis type turbine generators, Zhougongyuan II powerhouse contains two 6.3 MW vertical Francis type turbines generators and Zhougongyuan III powerhouse contains two 8.0 MW vertical Francis type turbine generators, all of which were manufactured by Nanping Equipment Manufacturing Co., Ltd. The area of the structures that contain powerhouses are 447.1 m2, 440.9 m2 and 487.9 m2, respectively. The area of the land the project utilizes is 388.0 km2 including the drainage basin.

The effective utilization rate was 12.5% and 29.9% in 2009 and 2010 respectively, compared to the design utilization rate of 25.0%. The lower than Design utilization rate in 2009 was due to intermittent operation during the commissioning period, coupled with less than favorable precipitation levels.

Fujian Province

Banzhu. Banzhu is a low head, run-of-the-river hydroelectric power project commissioned in November 1998 with an installed capacity of 45.0 MW and an annual design utilization rate of 40.0%. The effective utilization rate was 39.3% for 2008, 32.1% for 2009 and 47.0% for 2010, reflecting normal operations and natural fluctuation in precipitation levels. On September 30, 2010, Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Electric Power Co., Ltd. Sanming Power Industry Bureau which is valid for five years from the execution date. On August 18, 2008, Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered into a power purchase and sale agreement with Fujian Province Electric Power Co., Ltd. which was valid until December 31, 2010 subject to a three-year automatic renewal, pursuant to which, Fujian Province Electric Power Co., Ltd. is currently paying Banzhu a tariff of RMB0.36 per KWh. The VAT for this plant is 17.0%.

Banzhu is located on the Shaxi River, a main tributary of the Minjiang River in Fujian province, 8 km downstream from Sanming City. Banzhu consists of a full gated structure, powerhouse, spill way and ship lock integrated into one structure, and substation. The powerhouse contains three 15.0 MW horizontal bulb turbines manufactured by Hangzhou Generation Equipment Manufacturing Co., Ltd. The area of the structure is 5,915.3 m2. The area of the land the project utilizes is 9,774 km2 including the drainage basin. We acquired a 90.0% equity interest of Banzhu in October 2008 and the remaining 10.0% equity interest in March 2009.

Wangkeng. Wangkeng is an impoundment reservoir hydroelectric power project commissioned in July 2004 with an installed capacity of 40.0 MW and an annual design utilization rate of 42.0%. The effective utilization rate was 36.8% for 2008, 30.9% for 2009 and 52.5% for 2010, reflecting normal operations and natural fluctuations in precipitation levels. On July 21, 2008, Pingnan County

Wangkeng Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Ningde Electric Power Industry Bureau, which is valid until December 2010, pursuant to which Pingnan County Wangkeng Hydroelectric Co., Ltd. is to connect the hydroelectric power project to the power grid which is currently under the operation and management of Fujian Province Ningde Electric Power Industry Bureau. Pingnan County Fushun Hydroelectric Co., Ltd. (formerly Pingnan Wangkeng Hydroelectric Co., Ltd.), entered into a power purchase and sales agreement with Fujian Province Electric Power Co., Ltd., part of the Southern Grid, on October 28, 2004, which was valid until December 31, 2009, pursuant to which the Fujian Power Grid is paying Wangkeng hydroelectric power project a tariff of RMB0.31 per kWh. On September 30, 2010, Pingnan County Wangkeng Hydroelectric Co., Ltd. entered into a new grid connection and dispatching agreement with Fujian Province Electric Power Co., Ltd. Ningde Power Industry Bureau which is valid until December 31, 2015. On June 28, 2010, Pingnan County Wangkeng Hydroelectric Co., Ltd. entered into a new power purchase and sale contract with Fujian Province Electric Power Co., Ltd. which is valid till March 31, 2011 subject to a three-year automatic renewal. The VAT for this plant is 17.0%.

Wangkeng is located on the Huotongxi river in Pingnan County, Fujian province. Wangkeng is a four component complex consisting of a concrete arch dam, tunnel and penstock, powerhouse and substation. The powerhouse contains two 20.0 MW vertical Francis type turbine generators manufactured by GE Asia (Hangzhou) Hydroelectric Equipment Co., Ltd. The area of the powerhouse structure is 706.8 m2. The area of the land the project utilizes is 290 km2 including the drainage basin. We acquired Wangkeng in October 2008.

Yuanping. Yuanping is a run-of-the-river diversion hydroelectric power project commissioned in March 2007 with an installed capacity of 16.0 MW and an annual design utilization rate of 39.0%. The effective utilization rate was 27.3% for 2008, 31.6% for 2009 and 59.2% for 2010. The lower than design utilization rate in 2008 were due in part to the ramp up of the hydroelectric power project during the commissioning period and in 2009 due to normal operations coupled with natural fluctuation in precipitation levels. The higher than design utilization rate in 2010 was attributable to normal operations coupled with higher than average precipitation. On December 26, 2008, a grid connection and dispatching agreement was executed by and between Pingnan County Yuanping Hydroelectric Co., Ltd. and Pingnan County Power Supply Co., Ltd. which is valid until December 27, 2010, pursuant to which Fujian Province Pingnan County Yuanping Hydroelectric Co., Ltd. is to connect the hydroelectric power project to the power grid which is currently under the operation and management of Fujian Province Pingnan County Power Supply Co., Ltd. Pingnan County Yuanping Hydroelectric Co., Ltd. entered into a power purchase agreement with Fujian Province Pingnan County Power Supply Co., Ltd. on December 28, 2008, which is valid until December 28, 2009, pursuant to which Fujian Province Pingnan County Power Supply Co., Ltd. is paying Yuanping an interim tariff of RMB0.260 per kWh for supplying electricity. The tariff was approved by the regional pricing bureau to be RMB0.29 per kWh. The VAT for this plant is 6.0%. According to the terms of such agreement, the agreement remains effective after the initial term, until both parties agree to terminate.

Yuanping is located on the Huotongxi river in Fujian province. Yuanping is a four-component complex with a concrete diversion dam, tunnel and penstock, powerhouse and substation. The powerhouse contains a single 16.0 MW vertical Francis turbine generator manufactured by Nanping Nandian Hydroelectric Equipment Co., Ltd. The area of the land that occupies the structures is 750.0 m2. The area of the land the project utilizes is 671 km2 including the drainage basin. We acquired Yuanping in October 2008.

Yuheng. Yuheng is a run-of-the-river diversion hydroelectric power project commissioned in November 1999 with an installed capacity of 30.0 MW and an annual design utilization rate of 42.0%. The effective utilization rate was, 34.6% for 2008, 26.4% for 2009 and 51.1% for 2010, reflecting normal operations and natural fluctuation in precipitation levels. On December 26, 2008, a grid connection and dispatching agreement was executed by and between Pingnan County Yuheng Hydropower Co., Ltd. and Fujian Province Pingnan County Power Supply Co., Ltd., which is valid until December 27, 2010, pursuant to which, the Yuheng hydroelectric power project is to be connected to the power grid which is currently under the operation and management of Fujian

Province Pingnan County Power Supply Co., Ltd. Pingnan County Yuheng Hydropower Co., Ltd. entered into a power purchase agreement with Fujian Province Pingnan County Power Supply Co., Ltd. on December 28, 2008, which is valid until December 28, 2009, pursuant to which, Fujian Province Pingnan County Power Supply Co., Ltd. is to pay Yuheng a tariff of RMB0.29 per kWh for supplying electricity. According to the terms of the agreement it remains effective after the initial term, until both parties agree to terminate. However, Pingnan County Yuheng Hydropower Co., Ltd. entered into the Interim Agreement of Conformity of Power Purchase and Supply in Rongping Supply Area with Fujian Province Pingnan County Power Supply Co., Ltd., Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. and Pingnan County Hengli Hydroelectric Co., Ltd. on August 31, 2007, or the Interim Agreement, which is in force until August 31, 2010, pursuant to which, Fujian Province Pingnan County Power Supply Co., Ltd. and Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. are to pay Yuheng a tariff of RMB0.181 per kWh for supplying 300 million kWh of electricity to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. for a contractual term of forty-two months, which ends in October 2010. Therefore, for electricity amount supplied under the Interim Agreement to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd., Yuheng is only entitled to RMB0.181 per kWh of the RMB0.29 per kWh revenue received from Fujian Province Pingnan County Power Supply Co., Ltd. and is obligated to remit the remaining RMB0.109 per kWh, to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. until the earlier of reaching the cumulative volume of 300 million kWh or October 2010. Pursuant to the Transfer of Yuanping Hydropower Plant and Cooperation Agreement entered into between Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. and Fujian Province Anheng Assets Management Co., Ltd., Fujian Yuheng Power Group and Fujian Dachuang Hydro Power Co., Ltd., which were the founders of Pingnan County Yuheng Hydropower Co., Ltd., Yuheng provided a guarantee deposit of RMB30 million to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. to guarantee the supply of electricity of an aggregate volume of 300 million kWh over the contractual term and is entitled to be refunded RMB0.1 of the guarantee deposit for every kWh of electricity supplied to Rongping Chemical through the power grid up to 300 million kWh over the contractual term. The VAT for this plant is 6.0%.

Yuheng is located in the Huotongxi river in Fujian province. Yuheng is a four-component complex with a concrete diversion dam, tunnel and penstock, powerhouse, and substation. The powerhouse contains three 10.0 MW vertical mixed flow Francis turbine generators manufactured by Chongqing Turbine Generator Manufacturing Company Ltd. The area of the structure that contains the powerhouse is 546.0 m2. The area of the land the project utilizes is 671 km2 including the drainage basin. We acquired Yuheng in October 2008.

Jinlong. Jinlong is a low head run of the river hydroelectric power facility commissioned in November 2005 with an installed capacity of 10 MW and an annual design utilization rate of 40%. The effective utilization rate was 44.8%, 42.5% and 50.8% in 2008, 2009 and 2010, respectively. The effective utilization rate in 2010 was higher than the design utilization rate due to normal operations and higher than average precipitation. Shaowu City Jinlong Hydroelectric Co., Ltd. entered into a power purchase agreement with Fujian Province Shaowu Power Supply Bureau on March 2007, which is valid until March 31, 2009, pursuant to which Fujian Province Shaowu Power Supply Bureau agrees to pay a tariff of RMB0.30 per kWh for supplying electricity and the tariff was approved by the regional pricing bureau. The VAT for this plant is 6.0%. According to the terms of such agreement, the agreement remains effective unless any party has disagreement on the terms of the agreement, and the validity shall extend to the expiry of the operation period.

Jinlong is located on the on the Fu Tun Xi River in northwest Fujian province in Shaowu City. Jinlong is a low head run of the river gated complex with the powerhouse incorporated into the diversion structure on the right bank. The powerhouse contains two 5.0 MW horizontal fully regulated bulb turbine generators manufactured by Fu Chung Jiang Hydraulic Turbine Factory.

Jintang. Jintang is a low head run of the river hydroelectric power facility commissioned in October 2006 with a design capacity of 11.6 MW and an annual design utilization rate of 40%. The effective utilization rate was 37.4%, 35.5% and 41.9% in 2008, 2009 and 2010, respectively, reflecting normal operations and natural fluctuation in precipitation levels. Shaowu City Jintang Hydroelectric

Co., Ltd. entered into a power purchase agreement with Fujian Province Shaowu Power Supply Bureau on December 2008, which is valid until November 31, 2011, pursuant to which Fujian Province Shaowu Power Supply Bureau agrees to pay a tariff of no more than RMB0.30 per kWh for supplying electricity. Fujian Provincial Pricing Bureau has approved an interim tariff of RMB0.26 per kWh. The VAT for this plant is 6.0%. According to the terms of such agreement, the agreement remains effective unless any party has disagreement on the terms of the agreement, and the validity shall extend to the expiry of the operation period.

Jintang is located on the Fu Tun Xi River in the northwest of Fujian province in Shaowu City. Jintang is a low head run of the river gated complex with the powerhouse incorporated into the diversion structure on the right bank. The powerhouse contains two 5.8 MW horizontal fully regulated bulb turbine generators manufactured by Dong Feng Hydroelectric Machinery Works.

Jinling. Jinling is located in Shaowu City, Fujian province and consists of three projects, Qianling, Jinjiu and Dongguan. Qianling and Jinjiu are incorporated into the same powerhouse and gate structure on the Futunxi River. The entire complex of Qianling and Jinjiu has a total design capacity of 13.0 MW. Dongguan has a design capacity of 4.8 MW. Shaowu City Jinling Power Generation Co., Ltd. entered into a power purchase agreement with Fujian Province Shaowu Power Supply Bureau for each of Qianling, Jinjiu and Dongguan hydroelectric power projects in March 2007, which is valid till March 31, 2009, according to which Fujian Province Shaowu Power Supply Bureau agrees to pay a tariff of not more than RMB0.24 per KWh for Qianling, a tariff of not more than RMB0.28 per KWh for Jinjiu and a tariff of RMB0.28 per KWh for Dongguan. The approved tariff for Qianling is RMB0.24 per KWh and for Jinjiu RMB0.28 per KWh. The VAT for these three plants is 6.0%. According to the terms of such agreement, the agreement remains effective unless any party has disagreement on the terms of the agreement, and the validity shall extend to the expiry of the operation period.

Qianling. The Qianling hydroelectric facility is a low head run of the river hydroelectric power facility commissioned in July 1984 with a design capacity of 10 MW and an annual design utilization rate of 40%. The effective utilization rate was 39.1%, 39.1% and 48.8% in 2008, 2009 and 2010, respectively. The higher than design utilization rate in 2010 was attributable to normal operations coupled with higher than average precipitation. The Qianling hydropower complex is located on the on the Fu Tun Xi River in northwest Fujian province in Shaowu City. Qianling is a low head run of the river gated complex with the powerhouse incorporated into the diversion structure on the right bank. The powerhouse contains eight 1.25 MW vertical partially regulated kaplan turbine generators manufactured by Dong Feng Hydroelectric Turbine Factory.

Jinjiu. The Jinjiu hydroelectric facility is a low head run of the river hydroelectric power facility commissioned in October 2004 with a design capacity of 3.0 MW and an annual design utilization rate of 40%. The effective utilization rate was 65.2%, 59.2% and 62.6% in 2008, 2009 and 2010 respectively. The higher than design utilization rate was attributable to operator preference in optimizing performance and water allocation between Jinjiu and Qianling. The Jinjiu hydropower facility is located on the Fu Tun Xi River in northwest Fujian province in Shaowu City. Jinjiu has a single 3.0 MW fully regulated vertical kaplan style turbine that is incorporated into the Qianling complex which is a low head run of the river gated complex with the powerhouse incorporated into the diversion structure. The powerhouse contains the Qianling eight 1.25 MW vertical partially regulated kaplan turbine generators manufactured by Dong Feng Hydroelectric Turbine Factory plus the single Jinjiu 3.0 MW vertical kaplan turbine generator manufactured by Nanping Hydroelectric Turbine Generator company.

Dongguan. The Dongguan hydroelectric facility is a low head run of the river hydroelectric power facility commissioned in November 2004 with a design capacity of 4.8 MW and an annual design utilization rate of 48%. The effective utilization rate was 22.9%, 23.2% and 17.4% in 2008, 2009 and 2010, respectively. Effective utilization has been lower than design as water levels at the dam were reduced to accommodate construction activity immediately upstream unrelated to the project.

Dongguan is located on the Fu Tun Xi River in northwest Fujian province in Shaowu City. Dongguan is a low head run of the river gated complex with the powerhouse incorporated into the diversion structure at the left bank. The powerhouse contains three 1.6 MW horizontal fully regulated bulb turbine generators.

Jinwei. Jinwei is a low head run of the river hydroelectric power facility commissioned in July 2009 with a design capacity of 16.0 MW and an annual design utilization rate of 48%. The effective utilization rate was 27.4% and 38.1% in 2009 and 2010, respectively. Effective utilization has been lower than design utilization reflecting the startup of operations as the facility was commissioned in July 2009. Shaowu City Jinwei Hydroelectric Co., Ltd. entered into a power purchase agreement with Fujian Province Nanping Power Bureau on January 2007, which is valid until December 31, 2009, pursuant to which Fujian Province Nanping Power Bureau agrees to pay a tariff of RMB0.30per kWh for supplying electricity. The VAT for this plant is 6.0%. According to the terms of such agreement, the agreement remains effective unless any party has disagreement on the terms of the agreement, and the validity shall extend to the expiry of the operation period.

Jinwei is located on the Fu Tun Xi River in the northwest of Fujian province in Shaowu City. Jinwei is a run of the river gated complex with the powerhouse incorporated into the diversion structure on the right bank. The powerhouse contains two 8.0 MW horizontal fully regulated bulb turbine generators manufactured by Dong Feng Hydroelectric Machinery Works.

Projects under Development

Henan Province

Wuyue. Wuyue will be a pumped storage hydroelectric power project with a planned design capacity of 1,000.0 MW and an annual design utilization rate of between 15% to 30%, depending upon utility requirements. The Wuyue project is party to various design, construction, equipment and installation contracts totaling approximately RMB154.2 million ($22.6 million) in value.

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

In September 2010, we signed a framework agreement with China Guangdong Nuclear Energy Development Co. Ltd. (“Guangdong Nuclear”) for the equity transfer of a controlling interest of the Wuyue Pumped Storage Power Generation Co. Ltd. Under the framework agreement, subject to the completion of definitive documents, completion of due diligence and receipt of required governmental and other approvals in the PRC, China Hydroelectric will transfer 51% equity interest in Wuyue Company to Guangdong Nuclear, in exchange for which Guangdong Nuclear will agree to fund its proportionate share of the on-going development costs of the project. The terms contained in the framework agreement, which may be terminated by either party prior to the execution of definitive agreements, are expected to be memoralized in definitive agreements which the parties expect to be completed by the first half of 2011.

Projects for which We have Signed Definitive Agreements to Acquire

Yunnan Province

Dazhaihe. In November 2010, we signed a definitive agreement to acquire Jinping Kanghong Hydroelectric Development Co., Ltd., which owns and operates Dazhaihe hydroelectric project, a 15 MW operating project in Yunnan province for a purchase price of RMB118 million ($17.8 million).

Wangkeng. In November 2010, we signed a definitive agreement to acquire the remaining 10% equity interests in Pingnan County Wangkeng Hydroelectric Co., Ltd. for a purchase price of RMB39.0 million ($5.9 million). This acquisition was completed in January 2011.

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

We engage legal counsel to investigate the legal status of the target hydropower project through a review of relevant legal documents, including permits and approvals, tax records, and building ownership certificates and land use rights. The legal counsel prepares a legal due diligence report that sets forth any issues they identify and the associated risks. This process allows us to reduce our risk exposure and more effectively negotiate with the seller to remediate material legal issues before acquiring the target project.

Finally, we also obtain an appraisal from a reputable appraiser of the fair market value of the target project before entering into an agreement with the seller. We generally obtain a written appraisal that covers the plant, property and equipment.

Investment Committee Approval

Upon completion and review of the financial, engineering, legal, and appraisal due diligence, our investment committee will decide whether to enter into a definitive acquisition agreement. Our investment committee currently consists of Mr. Kuhns, Dr. Lin, Mr. Li, Mr. Gan and Mr. Best. Projects are only pursued upon the unanimous consent of the committee members.

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

Upon approval by the authorities, including the Ministry of Commerce, the State Administration of Foreign Exchange, the National Development and Reform Commission and the State Administration for Industry and Commerce, of the acquisition, the relevant engineering, assets, financial and personnel records and materials are handed over from the prior owner of the hydroelectric power project to us, and we assume the operation of the hydroelectric power project. See “Regulation—Regulation Relating to Foreign Investment”.

For projects which are wholly or partially state-owned, we must enter into a competitive bidding process to win the right to acquire a hydroelectric power project. Our acquisition process for these state-owned projects is otherwise the same as that for privately held projects. We may in the future bid for other state-owned projects. See “Risk Factors—Risks Relating to our Company and the PRC Hydropower Industry—Acquisition of state-owned assets involves a public bidding process and failure to win the bids for our state-owned target companies or equity interests therein may limit our future growth and the control of our existing projects.” and “Regulation—Regulations Relating to Transfer of State-Owned Assets”.

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

The construction of hydroelectric power projects is also subject to acceptance inspections, including acceptance inspections with respect to water storage, commissioning of generator units, environmental protection, water and soil conservation facilities and construction completion, among others. Currently, five of our twelve projects have completed completion acceptance procedures, five are expected to complete the procedures in June 2010 and the remaining two are expected to complete the procedures in December 2010. See “Risk Factors—Risks Relating to our Company and the PRC Hydropower Industry—Certain of our existing hydroelectric power projects have not passed the completion acceptance procedure, which could result in the imposition of fines or the closure of non-permitted hydroelectric power projects.”

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

Currently, participants in the trial operations of the regional power markets are limited to coal-fired power projects. Although the Renewable Energy Law and regulations promulgated thereunder require the dispatch and purchase of all power generated by small hydroelectric power projects, these requirements are not always followed in practice. Relevant law requires 100% of our power produced to be purchased by our customer grid, but in practice our planned generation is agreed with the grid each year and may be below our design utilization output. Furthermore, where there is a decrease in demand or increased competition for supply of power to a grid, we may be required by the local dispatch company to generate less than the planned generation agreed with the grid. Establishing regional power markets and increasing the use of the bidding method are the trend in China’s power market reform, and we believe this will create a competitive environment that is fair, transparent and equitable. In general, we believe the move away from local grids to larger regional and state grids will increase our competitive advantage as a low tariff provider of renewable energy, and allow us to increase our utilization levels. We believe that hydroelectric power projects may benefit from this reform, if extended to hydroelectric power projects, as hydroelectricity is a low-cost renewable energy compared to thermal energy. We expect that our efficient operations and management will enable us to compete effectively in an open, orderly and fair market. However, the recent global economic downturn, and the domestic stimulus programs implemented by the PRC government to combat the downturn, may result in the slowing of the reform process outlined above, as the government seeks to support existing thermal power producers through periods of reduced demand. We believe this may in particular be true in the coastal regions, such as Fujian and Zhejiang provinces, which have been affected significantly by the shrinking of the PRC’s export economy. See “Regulation—Regulations on Renewable Energy Resources; Regulations of Power”.

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

On March 28, 2005, the National Development and Reform Commission issued the Interim Measures on Regulation of on-grid Tariff, or the Interim Measures, to provide guidance for the reform of tariff-setting mechanism in the transition period. Under the Interim Measures, the tariff is classified into an on-grid tariff, a transmission and distribution tariff and an end-user tariff. The transmission and distribution tariff will be set by the government. The end-user tariff will comprise power purchasing cost, loss of power in transmission and distribution, the transmission and distribution tariff and any government subsidy. The government is responsible for regulating and supervising power tariffs in light of the principles of efficiency, incentives, and investment encouragement and taking into consideration affordability of power to local consumers.

The on-grid tariffs for our planned output and excess output are subject to an annual review and approval process involving the relevant provincial government authority and the National Development and Reform Commission. In Zhejiang and Fujian provinces, where the tariff rates are among the highest in the country and where our hydroelectric power projects are connected to the state grid, we have little influence on the setting of the tariff rates for our planned and excess output, which are set by the local pricing bureau in line with the Interim Measures upon consultation with the state grid. In Yunnan and Sichuan provinces, where the tariff rates are among the lowest in the country and where our hydroelectric power projects are connected to local grids, we have some ability to negotiate the tariff rates for our planned and excess output with the local grid companies before the tariffs are submitted to the local pricing bureau for approval. Our ability to influence the tariff will depend on the local supply and demand for electricity and the strategic location of our plant in the grid. See “Regulation—Regulations on Renewable Energy Resources; Regulations of Power.”

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

All hydroelectric power projects in China are subject to dispatch conducted by various dispatch centers. A dispatch center is required to dispatch electricity pursuant to the Regulations on the Administration of Electric Power Dispatch Networks and Grids, issued by the State Council with effect from November 1, 1993, and in accordance with its agreements with hydroelectric power projects subject to its dispatch. Power generation companies are also required to enter into on-grid dispatch agreements with power grid companies. As a result, there is competition for favorable dispatch treatment in China’s electric power industry, especially during the off-peak periods. Our ability to sell electricity depends on the dispatch and allocation determined by the dispatch requirements of the local grids to which we sell our electricity. We therefore do not compete directly with other power producers to sell the electricity we generate, but instead, to sell the electricity solely through the local girds. Please see “Business—Sales and Marketing—Power Sale.” As a generator of renewable energy, hydroelectric power projects are technically entitled to preferential treatment in dispatchment over thermal power projects. This factor, combined with the increasing cost of coal and other fossil fuels, has led to increased interest in and support to hydropower in China. If the gap between supply and demand for power in China is met largely by renewable energy generators in the same regions we may in the long term face competition from other renewable energy generators for dispatch of our power. However, we believe that in markets dominated by fossil fuel generators, we will experience rising tariffs over the long term.

In addition to competition from other hydroelectric power projects and other power generators to dispatch the power we generate, we may in the future face competition in acquiring additional hydroelectric power projects. Competition may come from China’s five biggest power generating companies, which are all state-owned enterprises and currently operate primarily coal-fired power projects but have become increasingly interested in hydroelectric power projects and other forms of renewable energy. These companies have excellent relationships with the power grids, which provide them an advantage when introducing new plants to a grid. We expect these five companies will focus on large hydroelectric power projects and be slower to seize acquisition opportunities, while we target small projects and have a demonstrated ability to move quickly. Certain smaller China-based and overseas listed power companies are also seeking to acquire hydroelectric power projects in China. Hydroelectric power projects in China are also attractive investments for international investors seeking to generate and trade certified emissions reduction credits. We believe these local and foreign companies are acquiring hydroelectric power projects along with other renewable energy operations and lack the segment focus that our Company has. While we are aware of their activities in the market, we have not experienced direct competition with them to date for project acquisition. We may also encounter some competition from venture capital and private equity funds, leveraged buyout funds and other foreign funded entities interested in acquiring hydropower assets in China. We believe we have the expertise and experience in the hydropower sector to compete effectively with these players.

Intellectual Property Rights

We have registered the Internet domain name www.chinahydroelectric.com.

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

Insurance

We currently maintain property insurance for our hydroelectric power projects. Our current insurance coverage is maintained with Ping An Property and Casualty Insurance Company of China, Ltd., PICC Property and Casualty Company Limited, China United Property Insurance Company Limited, Tian An Insurance Company Limited, China Pacific Property Insurance Co., Ltd., Sunshine Property and Casualty Insurance Company Limited and Taiping General Insurance Co., Ltd. on our properties, plants and equipments, and includes construction all risk insurance. Our current coverage totals approximately RMB802.5 million ($117.6 million). As with most property insurance policies in China, our policies do not cover damage resulting from earthquakes, war or acts of terror. In February 2010, we purchased Director and Officer liability insurance for our directors and officers with a coverage of $20.0 million, Employment Practice Liability insurance with a coverage of $3.0 million and Pension Trustee Liability insurance with a coverage of $3.0 million.

Except for an electricity supply liability insurance policy maintained for the Wangkeng hydroelectric power project with PICC Property and Casualty Company Limited, we do not maintain any other third-party liability insurance to cover claims in respect of bodily injury or property or environmental damage arising from accidents on our property or relating to our operations other than the third-party additional risk insurance included in our construction all risk insurance coverage. We also do not carry business interruption insurance, which is not customarily carried by power companies in China. We believe that our insurance coverage is adequate and is standard for the power industry in China. See “Risk Factors—Risks relating to the Company and PRC Hydropower Industry—Our power generating operations may be adversely affected by operational risks, which may result in uninsured losses.”

Environmental Matters

We are subject to various environmental laws and regulations set by the national, provincial and municipal governments in China, including regulations on water pollution, as well as water and waste discharge. See “Regulation.”

Our new power projects are normally required to undergo an environmental impact assessment by qualified third parties, and a report of the assessment needs to be submitted to the relevant environmental authorities in order to obtain their approval before commencing construction. Upon completion of each project, the relevant environmental authorities inspect the site to ensure the applicable environmental standards have been complied with, and the resulting report is presented together with other specified documents to the relevant construction administration authorities for their approval. See “Regulation—Regulations on Environmental Protection in Construction Projects.”

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

We focus on acquiring projects in operation or under construction rather than developing greenfield projects of our own. When we acquire hydropower projects, we conduct due diligence to determine whether the target project has obtained the approvals and permits necessary for construction and operation, including approvals issued by the Environmental Protection Authority. Where approvals and permits are missing, we require the target project to take remedial action after the acquisition to obtain the necessary approvals and permits. See “Regulation—Regulations on Environmental Protection on Construction Projects”.

Headquarters

We currently maintain our headquarters at 25B, New Poly Plaza, No. 1 North Chaoyangmen Street, Dongcheng District, Beijing, PRC 100010. Our headquarters occupy 517 square meters under a lease agreement expiring in April 2011. We also maintain office space pursuant to an office sharing agreement with Kuhns Brothers, Inc. in New York City.

Legal Proceedings

We are not currently a party to any material legal or administrative proceedings except for the action brought by Sinohydro Bureau 16 Company Limited (“Sinohydro Bureau 16”) in November 2010 before the Intermediate People’s Court of Nanping City against Shaowu City Jinlong Hydroelectric Co., Ltd. (“Jinlong”), in which we own 55% controlling equity interest. Sinohydro Bureau 16 claims that Jinlong owes Sinohydro Bureau 16 construction fees in the amount of RMB7,405,373.55 and is seeking the payment of principal plus interest and liquidated damages in the amount of RMB3.5 million. A court hearing was held on March 29, 2011, but no court decision has been made. We are actively seeking an out-of-court settlement with Sinohydro Bureau 16. In the event we lose the case, we may be required to pay the principal plus any interest and liquidated damages awarded by the court. However, we believe we have a claim against Jinlong’s former owner, from whom we bought Jinlong, for indemnification of any liquidated damages against us. We currently are not aware of any material legal or administrative proceedings threatened against us. From time to time, we may be subject to various legal or administrative proceedings arising in the ordinary course of our business.

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

The principal PRC regulations in connection with foreign investment include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;

•	The Regulations of Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

•	The Wholly Foreign-owned Enterprise Law (1986), as amended;

•	The Detailed Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended;

•	The Company Law of the PRC (1993), as amended;

•	The Provisions on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (2009);

•	The Interim Administrative Measures on Foreign Investment (2004);

•	The Circular Regarding Further Strengthening and Regulating the Administration of Foreign Invested Projects issued by the National Development and Reform Commission (2008).

•	Circular of the General Office of the State Council on the Establishment of Security Review System Regarding Mergers and Acquisitions in China by Foreign Investors (2011)

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

Regulations on Renewable Energy Resources

The Law of Renewable Energy Resources of China

On February 28, 2005, the Standing Committee of the National People’s Congress adopted the Law of Renewable Energy Resources, or the Renewable Energy Law, effective from January 1, 2006. On December 26, 2009, the Standing Committee of the National People’s Congress adopted an amendment to the Renewable Energy Law, which has come into effect on April 1, 2010. Pursuant to the Renewable Energy Law, the PRC government encourages the development and utilization of renewable energy resources, including the connection of renewable energy power generators to local power grids. Pursuant to the Renewable Energy Law, the PRC government implements the development and utilization of renewable energy resources by encouraging the purchase of all renewable energy generated. The State Council energy department, in conjunction with the national power regulatory agency and the State Council finance department, determines, in accordance with the national renewable energy development and utilization plan, the proportion of renewable energy power generation with respect to the overall generating capacity for the planning period. The grid enterprises shall enter into grid connection agreements with renewable energy power generation enterprises which have procured administrative permits or have submitted filings and shall purchase all hydro-produced power meeting the technical standards for grid connection within their grid coverage. Grid enterprises refusing to purchase power produced by renewable energy generators may be fined in an amount up to double the economic loss suffered by the renewable energy generator. The Renewable Energy Law also authorizes the relevant pricing authorities to set on grid tariffs based on the principles in favor of promoting the utilization of renewable energy and being economically reasonable, and to adjust the tariffs in accordance with the improvement of the renewable energy development and utilization technologies. However, the Renewable Energy Law also stipulates that the application of the Renewable Energy Law to hydroelectric power shall be guided by the department in charge of energy of the State Council and subject to the approval of the State Council. Such guidance has yet to be provided by the State Council, and in practice the local grids or relevant pricing authorities may not always follow the Renewable Energy Law when purchasing power or setting tariffs.

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

Pursuant to the Environmental Impact Evaluation Law promulgated on October 28, 2002, the Administrative Rules on Environmental Protection of Construction Projects promulgated on November 29, 1998, and Administrative Measures on Environmental Protection Acceptance upon Completion of Construction Projection promulgated on December 27, 2001, enterprises are required to engage qualified and certified institutions to provide environmental impact evaluations on construction projects and to prepare environmental impact assessments. Construction of any new hydroelectric power project or expansion of an existing hydroelectric power project may only commence after such an assessment is submitted to and approved by the relevant environmental protection administrative authority.

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

Regulations on Water and Soil Conservation

On June 29, 1991, the Law of Water and Soil Conservation was promulgated, which was amended on December 25, 2010 with effect from March 1, 2011. On August 1, 1993, the Implementation Regulations on the Law of Water and Soil Conservation were issued, which were amended on December 29, 2010 with effect from January 8, 2011. In accordance with these regulations, when launching a construction project that may result in water and soil loss in mountainous areas, upland areas, and sandy areas with high wind or any other area specified in the water and soil conservation plan prone to water and soil loss, the construction entity shall compile a water and soil conservation scheme and submit it to the water resources authority of the people’s government at or above the county level for approval. Facilities for water and soil conservation shall be designed, constructed and put into operation simultaneously with the principal part of the construction project and subject to the completion acceptance by relevant governmental authorities, including the water resources authority, before the construction project is put into production. Enterprises shall in the course of construction and production adopt water and soil conservation measures and shall be liable to the control of any loss of water and soil. In case commencing the construction of a construction project, which is required to compile a water and soil conservation scheme, without such scheme or without procuring the approval for such scheme, the water resources authority of the people’s government at or above the county level shall order the construction entity to cease the illegal act and go through the relevant formalities within the prescribed time limit; if it fails to do so, a fine up to RMB500,000 shall be imposed upon; and disciplinary actions shall be taken against the directly liable person in charge and other directly liable persons of the production or construction entity according to law. Where any entity puts a construction project into operation without going through completion acceptance of facilities for water and soil or failing to pass such completion acceptance, the water resources authority of the people’s government at or above the county level shall order it to cease production or use until the completion acceptance is passed, and a fine up to RMB500,000 shall be imposed upon.

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

On October 29, 2001, the Ministry of Water Resources promulgated the Administrative Provisions on Bid Invitation and Bid Tendering of Water Resources Construction Projects, effective from January 1, 2002, according to which the bid invitation procedure shall be required where any of surveying and prospecting, design, engineering, and supervision of water resources works construction projects and the procurement of substantial equipment and materials related to water resources works construction projects falls within the following specific scope and concurrently meets any of the following scale standards:

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

On February 3, 2011, General Office of the PRC State Council issued the Circular of the General Office of the State Council on the Establishment of Security Review System Regarding Mergers and Acquisitions in China by Foreign Investors, or Security Review Circular, which provides for the establishment of a new inter-ministerial-security-review committee under the State Council, or the Committee, which will be comprised of members from National Development and Reform Commission, Ministry of Commerce and other relevant departments. According to the Security Review Circular, the acquisitions by foreign investors of domestic Chinese companies active in the following sectors shall be subject to security review: (i) military including related activities, companies located near key and sensitive military facilities, and other units concerning national defense; or (ii) key agricultural products, key energy and resources, key infrastructure, key transportation services, key technologies and key equipment manufacturing enterprises etc that raise national security concerns, where the foreign investor might acquire actual control of the target Chinese company through the acquisition.

The types of merger and acquisition transaction covered by the Security Review Circular include: (i) the purchase by foreign investors of existing equity interest or shares or increased capital of Chinese non-foreign-invested-enterprises and conversion of such domestic Chinese enterprises into foreign invested enterprises; (ii) the purchase by foreign investors of equity interests or shares owned by Chinese parties in foreign invested enterprises or the purchase by foreign investors of the increased capital of foreign invested enterprises; (iii) the establishment by foreign investors of foreign invested enterprises and the purchasing and operating of assets acquired from domestic Chinese enterprises through such foreign invested enterprises, or the purchase of equity interests or shares of domestic Chinese enterprises through foreign invested enterprises; and (iv) the purchase directly by foreign investors of assets owned by domestic Chinese enterprises and the establishment of foreign invested enterprises to operate such assets.

As contemplated by the Security Review Circular, the new security review process will consider the impact of the proposed transaction on national defence, national economic stability, basic social living order, and the research and development capacity for key technologies related to national security. The new security review process would begin with a preliminary screening conducted upon application to the Ministry of Commerce initiated by the foreign investors in a proposed transaction. Chinese government agencies, national trade unions/associations, competitors, and upstream and downstream enterprises are also entitled to initiate a security review of a proposed transaction by the Committee through an application to Ministry of Commerce. The Ministry of Commerce will transfer to the Committee all applications determined to fall within the purview of the security review regulations within five working days. The Committee will first complete a general review of the proposed transaction. If after the general review, the Committee concludes that the proposed transaction may have an impact on national security, the Committee will conduct a special review of the proposed transaction. If after the special review, the Committee concludes that the proposed transaction may have a material impact on national security (including economic and social stability), the Committee will so notify Ministry of Commerce and the parties to the proposed transaction will be required to terminate the transaction or implement other measures or modifications to eliminate the impact of the proposed transaction on national security. It is unclear whether the Security Review Circular would have retrospective effect. If any of our existing projects is considered as having caused concerns to the national security, the relevant PRC authority may require us to terminate the transaction, transfer relevant equity interests or assets, or implement other measures or modifications to eliminate the impact of the transaction on national security.

On March 4, 2011, Ministry of Commerce issued Tentative Measures on Certain Issues Concerning Implementation of Security Review System Regarding Mergers and Acquisitions in China by Foreign Investors with effect from March 5, 2011 to August 31, 2011, which specifies, inter alia, the application procedure and requisite documents need to be submitted to the Ministry of Commerce.

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

On February 20, 2009, the State Administration of Taxation promulgated the Notice on Relevant Issues of Implementing Dividend Clauses under Tax Treaties, or the Notice. According to the Notice, the transaction or arrangement, the major purpose for which is to obtain preferential tax treatment, shall not justify the application of preferential treatment stipulated in dividend clauses under tax treaties. Should the tax payer improperly enjoy the treatment under tax treaties as a result of such transaction or arrangement, the tax authorities in charge shall have the right to adjust. As the Notice is newly issued, it remains unclear how the PRC tax authorities will implement it in practice and to what extent it will impact on the corporate restructuring we are currently undertaking. See “Our Corporate History and Structure—Organization Chart” and “Operating and Financial Review and Prospects—Holding Company Structure.”

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

Urban Maintenance & Construction Tax and Education Surcharges

On October 18, 2010, the State Council of the PRC released a Circular on Unifying the System of Urban Maintenance & Construction Tax and Education Surcharges for Domestic and Foreign-invested Enterprises and Individuals, or Circular 35, providing that, effective from December 1, 2010, the relevant regulations, rules, and policies regarding urban maintenance & construction tax and education surcharges shall be applicable to foreign-invested enterprises, foreign enterprises, and foreign individuals (FIEs). Following the release of Circular 35, on November 4, 2010, the Ministry of Finance and the State Administration of Taxation jointly issued a Circular on Issues Relating to Levying Urban Maintenance & Construction Tax and Education Surcharge on FIEs for implementation of Circular 35, which provides that urban maintenance & construction tax and education surcharges will be imposed on FIEs in respect of value-added tax, consumption tax and business tax payable on and after December 1, 2010. The urban maintenance & construction tax and education surcharges are calculated as a percentage of the value-added tax, consumption tax and business tax due. The education surcharges are levied at a unified rate at 3%, while the rates for urban maintenance & construction tax differ depending on the location of the taxpayer: (i) 7% for taxpayers located in a city; (ii) 5% for taxpayers located in a county and town area; and (iii) 1% for taxpayers located in other regions.

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

We and our PRC employees who have been granted stock options are subject to the Stock Option Rule. If we or our PRC employees fail to comply with the Stock Option Rule, we and/or our PRC employees may face sanctions imposed by the State Administration of Foreign Exchange or other PRC government authorities.

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

Dividend Distribution

The principal PRC regulations governing the distribution of dividends by foreign-invested enterprises include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;

•	The Regulations of Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

•	The Wholly Foreign-owned Enterprise Law (1986), as amended;

•	The Detailed Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended;

•	Foreign Currency Administration Rules (1996), as amended;

•	The Company Law of China (1993), as amended;

•	The Enterprise Income Tax Law of China; and

•	The Implementation Regulations of Enterprise Income Tax Law of China.

Under the above-mentioned regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their after-tax profits each year, if any, to fund the reserve fund unless such reserve fund has reached 50% of their respective registered capital and to set aside a percentage of their after-tax profits to their employee bonus and welfare fund which is decided by their respective board of directors. Sino-foreign equity joint ventures are required to set aside their reserve fund, enterprise development fund and employee bonus and welfare fund at percentages that are decided by their respective board of directors. PRC domestic companies are required to set aside at least 10% of their after- tax profits each year, if any, to fund their respective statutory reserve fund unless such fund has reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.

Regulations Relating to Labor and Social Insurance

We are subject to various labor laws and regulations in the PRC including but not limited to the PRC Labor Law, the PRC Labor Contract Law, the Implementation Regulations of the PRC Labor Contract Law, the PRC Social Insurance Law (promulgated on October 28, 2010 with effect from July 1, 2011), the Regulations of Insurance for Work-related Injury, the Interim Provisions on Registration of Social Insurance and the Interim Regulations on the Collection and Payment of Social Insurance Premiums. Pursuant to the PRC Labor Law and the PRC Labor Contract Law, labor contracts in written form shall be executed to establish labor relationship between our employees and our company. We must provide wages which are no lower than local minimum wage standards to our employees. We are required to establish a system for labor safety and sanitation, strictly abide by State rules and standards and provide relevant education to our employees. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise in serious cases.

According to the Regulations of Insurance for Work-related Injury effective as of January 1, 2004 (which was amended on December 8, 2010 with effect from January 1, 2011), employers in China shall pay the work-related injury insurance fees for their employees, and their employees do not pay the work related injury insurance fees.

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

C. Organizational Structure

Organizational Chart

The following diagram illustrates our corporate operating structure as of the date of this annual report:

All of our PRC subsidiaries are organized as wholly foreign-owned enterprises established pursuant to the Law of China on Wholly Foreign-Owned Enterprises, except for Yunhe County Shapulong Hydropower Generation Co., Ltd. and Henan Wuyue Storage Power Generating Co., Ltd., which are equity joint ventures established pursuant to the Law of China on Sino-Foreign Equity Joint Ventures, and Longquan Ruiyang Cascade II Hydroelectric Co., Ltd., Yingjiang County Qinrui Husahe Hydropower Co., Ltd., Shaowu City Jinlong Hydroelectric Co., Ltd., Shaowu City Jintang Hydroelectric Co., Ltd., Shaowu City Jinwei Hydroelectric Co., Ltd., which are domestic companies established pursuant to the Company Law of China.

D. Property, Plant and Equipment

See “Information on the Company—Our Hydroelectric Power Assets.”

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

We wholly own twenty-three operating hydroelectric power projects and have controlling interests in three operating hydroelectric power projects. Our operating hydroelectric power projects are located in four provinces in China: Zhejiang, Fujian, Yunnan and Sichuan. In addition, we expanded our operations through the acquisition of development rights to a 1,000.0 MW pumped storage hydroelectric power project in Henan province this year. Installed capacity at our plants reached 58.0 MW, 271.0 MW, 376.6 MW and 548.8 MW at December 31, 2007, 2008, 2009 and 2010, respectively.

We have a limited operating history. For the period from July 10, 2006, the date of our incorporation, to December 31, 2006, we did not have any subsidiaries or equity investees. We established or acquired all of our subsidiaries and our investee company in 2007, 2008, 2009 and 2010. As a result, our consolidated financial statements for 2007 may not provide an accurate indication of our future results of operations. Specifically, our audited consolidated financial statements for the year ended December 31, 2007 reflect the results of operations of approximately eight months and seven months, respectively, of the Binglangjiang I and Liyuan hydroelectric power projects.

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

Our activities during the year ended December 31, 2010 were comprised of our acquisition of 79% controlling interest in Henan Wuyue Storage Power Generation Co., Ltd., acquisition of Husahe hydroelectric power project, Hengda hydroelectric power project, Xineng hydroelectric power project, Xiaopengzu hydroelectric power project and Jinling hydroelectric power project, acquisition of the controlling interests held by Jinling in three of its subsidiaries, including 55% controlling interest in Jinlong Hydroelectric power project, 74% controlling interest in Jintang Hydroelectric power project, and 74% controlling interest in Jinwei Hydroelectric power project, and our operation of our twenty completed projects. Our revenues for the year ended December 31, 2010 were $66.7 million while our cost of revenues was $24.8 million, resulting in a gross profit of $41.8 million. After deducting operating and other expenses, including interest expenses of $15.8 million, we reported a net income for the year ended December 31, 2010 of $3.7 million. We sold 1,480.7 million kilowatt hours of electricity produced at our hydroelectric power projects in 2010, at an effective tariff of RMB0.33 per kWh. On January 25, 2010, the Company completed an initial public offering (“IPO”), whereby the Company issued 6,000,000 units of securities at $16.00 per unit. Each unit consists of one American Depository Share (“ADS”) priced at $14.80 and one warrant priced at $1.20. Each ADS represents three ordinary shares and each warrant entitles the holder to purchase three ordinary shares for an exercise price of $15.00. The IPO yielded aggregate gross proceeds of $96 million. The proceeds, net of applicable expenses will be used to acquire hydroelectric operating companies and assets and develop new hydroelectric power projects in China. The proceeds will also be used for working capital and general corporate purposes.

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

In August 2009, we completed our purchase of Longquan Ruiyang Cascade II Hydroelectric Co., Ltd., the owner of the Ruiyang hydroelectric power project, for a purchase price of RMB160.0 million ($23.4 million) in cash. The acquisition was accounted for as a business combination using the acquisition method of accounting.

Acquisitions Completed in 2010

In March 2010, we completed our capital injection to subscribe for a 79% controlling equity interest in Henan Wuyue Storage Power Generation Co., Ltd. which owns the right to develop a pumped storage hydropower plant of 1,000 MW in Henan province. After the first installment payment of RMB32.5 million ($4.8 million), the Company is obliged to transfer RMB130.0 million (approximately $19.4 million) cash into Wuyue in two years’ time as capital injections to fund the construction of the pumped storage hydroelectric power project, and will ultimately obtain 79% equity interest in Wuyue. This capital injection was accounted for as an asset acquisition.

In March 2010, we completed our purchase of Yingjiang County Qinrui Husahe Hydropower Co. Ltd., which owns and operates Mangxian, Husahe Cascade III and Husahe Cascade IV hydroelectric power projects, with a total installed capacity of 18.7 MW in Yingjiang County, Yunnan province in the PRC for a purchase price of RMB115.0 million ($16.8 million). This acquisition was accounted for as a business combination using the acquisition method of accounting.

In June 2010, we completed our purchase of Fugong County Hengda Hydroelectric Development Co. Ltd. which owns and operates two operating projects including Aluhe, Zilenghe with a total installed capacity of 35.2 MW, for a purchase price of RMB65.0 million ($9.6 million). This acquisition was accounted for as a business combination using the acquisition method of accounting.

In August 2010, we completed our purchase of Fugong County Xineng Hydroelectric Development Co. Ltd. which owns and operates Latudi hydroelectric project with an installed capacity of 18.9MW, for a purchase price of RMB31.3 million ($4.6 million). This acquisition was accounted for as a business combination using the acquisition method of accounting.

In September 2010, we completed our purchase of Luquan County Xiaopengzu Hydroelectric Development Co. Ltd. which owns and operates a 44.0 MW hydroelectric project in Luquan County, Yunnan province in the PRC, for a purchase price of RMB150.0 million ($22.1 million). This acquisition was accounted for as a business combination using the acquisition method of accounting.

In December 2010, we completed our purchase of Shaowu City Jinling Hydropower Co. Ltd.(hereafter “Jinling”), the owner of the Jinling hydroelectric power project, together with Jinling’s 55% controlling interest in Shaowu City Jinlong Hydropower Co. Ltd., the owner of the Jinlong hydroelectric power project, Jinling’s 74% controlling interest in Shaowu City Jintang Hydropower Co. Ltd., the owner of the Jintang hydroelectric power project, and Jinling’s 74% controlling interest in Shaowu City Jinwei Hydropower Co. Ltd., the owner of the Jinwei hydroelectric power project, for a total purchase price of RMB75.1 million ($11.3 million). These four companies own and operate a 55.4 MW group of six projects in Fujian province, including Qianling, Jinjiu, Dongguan, Jinlong, Jinwei and Jintang hydroelectric projects. This acquisition was accounted for as a business combination using the acquisition method of accounting based on the available and obtainable information as of December 31, 2010.

Other Acquisitions

In November 2010, we signed a definitive agreement to acquire Jinping Kanghong Hydroelectric Development Co., Ltd., which owns and operates Dazhaihe hydroelectric project, a 15 MW project in Yunnan province for a purchase price of RMB118 million ($17.8 million).

In November 2010, we signed a definitive agreement to acquire the remaining 10% equity interests in Pingnan County Wangkeng Hydroelectric Co., Ltd. for a purchase price of RMB39.0 million ($5.9million). This acquisition was completed in January 2011.

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

Our 2010 annual depreciation and amortization expenses are expected to increase further to reflect the effect of a full year of depreciation and amortization expenses relating to the acquisitions made in 2009, a full year depreciation and amortization expenses relating to the projects put into operation in 2009, and partial year of depreciation and amortization expenses for acquisitions made in 2010. Our consolidated results of operations in 2010 reflect approximately nine, six, four and three months of the resulting additional depreciation and amortization expenses of the Husahe, Hengda, Xineng and Xiaopengzu projects, respectively in addition to the full year depreciation and amortization expenses for projects acquired in 2007, 2008 and 2009. As with our 2009 consolidated results of operations, the results of operations for businesses acquired in 2010 will be only partially reflected in our 2010 consolidated results of operations.

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

General Factors Affecting Our Results of Operations

We have benefited significantly from the growth of the industrial base, increase in consumer consumption of electricity and overall economic growth in China. A rapidly growing industrial base and increasing residential consumption in China have contributed to a significant increase in electricity demand. China’s electricity consumption grew 14.6% in 2010, from 2009 to 4,190TWh, according to the China Electricity Council. Renewable energy has become a strong driving force contributing to the growth. Reform of the PRC power industry, in particular support for foreign investment in hydroelectric power, has assisted our rapid entry into and growth in the PRC small hydroelectric power market. Deregulation of the industry and policy support for the purchase of hydroelectric power will, we believe, in the long-term result in increasing tariffs for hydroelectric power in China. However, any adverse changes in the economic growth or regulatory environment in China may have a materially adverse effect on the demand for our electricity or our ability to operate in the PRC market, which in turn may materially adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

Tariffs

Due to the historical mechanisms used by the PRC government to set on-grid tariffs, on-grid tariffs for renewable energy producers have until recently been lower than on-grid tariffs for thermal power projects. We believe that through continued policy support from the PRC government, renewable energy throughout China, including hydroelectric power, will in the long-term achieve on-grid tariffs equal to those for thermal power. This is already the case in Zhejiang province, where heavy demand for electricity and insufficient supply have made the on-grid tariff for hydropower comparable with many thermal plants during peak hours. We believe the move to market pricing for hydroelectric power on-grid tariffs will depend on (i) the continued relatively high price of coal in the PRC, (ii) the absence of significantly cheaper sources of other renewable energy and (iii) the enforcement of laws requiring the purchase by power grids of electricity from renewable energy generators. If the level of coal prices in the PRC were to drop significantly, a cheaper form of renewable energy were to be discovered and implemented throughout China or government support for hydroelectric power and the reform of on-grid tariff setting were to be withdrawn, we might not realize these increases in tariffs or tariffs may decrease, which could materially adversely affect our future revenues. However, we have not to date experienced a deterioration in our tariffs, despite the fall in world oil prices and the decrease in PRC domestic demand for electricity during the recent economic crisis, and expect the tariff for hydroelectric power in the PRC to continue to increase in the medium-term. For provinces where our tariff is equal or close to that for thermal power, notably in Zhejiang and Fujian provinces, we believe we have not experienced a decline in tariffs as the price of electricity is still driven primarily by the cost of generating thermal power. This is unlikely to diminish in the near-term given the high cost of transporting coal within China to thermal power projects, the built up losses at these thermal power projects, the timing difference between the setting of power tariffs and the fluctuation of coal prices and the PRC government’s desire to maintain pricing stability.

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

In the years ended December 31, 2008, 2009 and 2010, the effective tariff of electricity sold by us was RMB0.33 per kWh, RMB0.34 per kWh and RMB0.33 per kWh, respectively. The effective tariff for electricity sold in the year ended December 31, 2009 was slightly higher than that in the year ended December 31, 2008 because in 2008, 47.8%, 35.1% and 9.6% of the electricity sold and 65.0%, 18.7% and 9.7% of the gross revenue were derived from our hydroelectric power projects in Zhejiang province, Yunnan province and Fujian province, respectively, where the average effective tariff was RMB0.45, RMB0.18 and RMB0.33 respectively, while in 2009, 37.8%, 15.6% and 43.6% of the electricity sold and 49.1%, 7.8% and 40.6% of the gross revenue resulted from our hydroelectric power projects located in Zhejiang province, Yunnan province and Fujian province respectively where the average effective tariff was RMB0.45, RMB0.17 and RMB0.32 respectively. The effective tariff for electricity sold in the year ended December 31, 2010 was slightly lower than that in the year ended December 31, 2009 because in 2010, 36.5%, 22.8% and 39.6% of the electricity sold and 48.1%, 12.7% and 38.2% of the gross revenue were derived from our hydroelectric power projects in Zhejiang province, Yunnan province and Fujian province, respectively, where the average effective tariff was RMB0.43, RMB0.18 and RMB0.32 respectively, while in 2009, 37.8%, 15.6% and 43.6% of the electricity sold and 49.1%, 7.8% and 40.6% of the gross revenue resulted from our hydroelectric power projects located in Zhejiang province, Yunnan province and Fujian province respectively where the average effective tariff was RMB0.45, RMB0.17 and RMB0.32 respectively.

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

Hydrological conditions vary significantly from year to year, and as such, it is typical for hydroelectric power projects to experience up to a 20% variance in their effective utilization rates each year. Hydrological conditions for 2010 were above historically normal levels and improved from the relatively dry years of 2008 and 2009. We cannot forecast hydrological conditions for 2011 or any other future periods. We expect our revenues will continue to be directly impacted by the hydrological conditions at our plants.

Production efficiency of our hydroelectric power projects

Our future results of operations will depend on our ability to maintain or increase the levels of generation at the projects we acquire, while at the same time lowering the costs of operating those projects. We seek to achieve increased generation revenues from our hydroelectric power projects through controlling water flow to maximize power generation, predicting hydrology conditions to increase generation, operating clusters of power projects where we can balance the generation load amongst multiple projects, improving management of individual projects, improving transmission of electricity from our hydroelectric power projects through better connections to power grids and capital expansion. All of these efforts will be realized through the oversight of our expert management team. If our management team is unable to implement these programs, or if we are unable to maintain generation levels at any given project or control our cost of revenues and operating expenses, we may not realize returns on the investment in the project, which would have a material adverse effect on our results of operations.

Expansion through strategic acquisitions, development of greenfield projects and expansion of our existing hydroelectric power projects

We currently have an acquisition pipeline of approximately 1,200.0 MW installed capacity consisting of 700MW operating projects and 500MW of under construction or development rights which we are in the process of evaluating. Our future growth in revenues will depend on our ability to successfully complete these acquisitions and development projects and continue growing our pipeline.

Availability and cost of debt financing

We seek to improve shareholder returns through increasing our financial leverage at reasonable rates of interest. We are in discussions with both PRC and international financial institutions to arrange credit facilities to support our future acquisitions, and believe that the policy support in the PRC, the availability of hydroelectric assets as collateral, our relatively stable cash flow and our low operating costs have improved our access to PRC and international financial institutions. To the extent such financing is unavailable in the PRC, for policy reasons or otherwise, we are unable to raise debt financing in the international markets for any reason or such financing is unavailable at reasonable rates, our ability to increase our leverage for further acquisitions, and thus our revenue growth, will be reduced. We have refinanced approximately RMB253.0 million ($38.2 million) of our existing long-term loans, typically with reduced interest rates and longer maturity, thereby lowering our borrowing costs for our existing bank loan. However, the balance of our bank loan increased from $236.4 million as of December 31, 2009 to $302.8 million as of December 31, 2010 due to our assumption of the existing bank loan from the new acquisitions, resulting the overall increase of total interest expenses, from $14.2 million in 2009 to $15.9 million in 2010.

Depreciation

The primary component of our cost of revenues is depreciation of property, plant and equipment. As a result, the actual cash cost of revenues of our businesses is low. Our depreciation expense for 2008 was $4.1 million out of a total cost of revenues of $6.0 million. Our depreciation expense for 2009 was $11.6 million out of a total cost of revenues of $17.2 million, while our depreciation expense for 2010 was $15.8 million out of a total cost of revenues of $24.8. Unlike other renewable energy generation systems, hydroelectric power projects may operate for decades if properly maintained. In accordance with U.S. GAAP, we depreciate the machinery at our plants over a 1-30 year period, the dams and reservoirs over a 30-49 year period and the buildings over an 8-50 year period, all on a straight line basis. For property, plant and equipment acquired through a business combination, depreciation is recorded on a straight-line basis over their respective remaining estimated useful lives. All direct and indirect costs that are related to the construction of property, plant and equipment and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, plant and equipment accounts and commences depreciation when these assets are ready for their intended use. Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Upon acquisition of our hydroelectric power projects, we either record the new asset value based on the consideration paid in the case of an asset purchase or based on the fair values if it is accounted for using the acquisition method of accounting, often resulting in increased depreciation costs for the plant. We may at the time of acquisition also restate the useful lives of a plant’s key assets. As a result, our acquisition of hydroelectric power projects may result in our recognizing higher depreciation for the plant than for the prior operator. We may also from time to time revaluate the useful life of an asset, thus extending our depreciation expense over a longer period of time. We expect that our depreciation costs will continue to account for a significant portion of our cost of revenues.

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

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements:

Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, certain other current assets, accounts payable, certain other liabilities, short-term loans, long-term loans, convertible notes, convertible redeemable preferred shares, derivative financial liabilities and warrants. The carrying values of these financial instruments, other than long-term loans, convertible redeemable preferred shares, and warrants approximate their fair values due to their short-term maturities. The warrants issued in connection with the convertible notes and the IPO were recorded in equity at the fair value as determined on the day of issuance. The convertible redeemable preferred shares were initially recorded at issue price net of issuance costs. We recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the convertible redeemable preferred shares to equal the redemption value at the end of each reporting period. The warrants issued in connection with the convertible redeemable preferred shares were recorded as a liability at fair value as determined on the day of issuance and subsequently adjusted to the fair value at each reporting date. Upon the closing of our IPO on January 25, 2010, these warrants were reclassified from liability to equity at the fair value immediately prior to such reclassification. With the assistance of independent third party valuation firms, we determined the fair values of the convertible notes and related derivative financial liability, convertible redeemable preferred shares and warrants. The carrying values of long-term loans approximate their fair values due to the fact that the interest rates on these loans are reset each year based on prevailing market interest rates.

Revenue recognition

Our revenue is derived from the sale of electricity. Revenues are recognized when the following four criteria are met as prescribed by Accounting Standards Codification (“ASC”) sub-topic 605-10, Revenue Recognition: Overall (pre-codification SAB No. 104): (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. We consider the terms of each arrangement to determine the appropriate accounting treatment. Revenue is generally earned and recognized upon transmission of electricity to the power grid controlled and owned by the respective regional or provincial grid companies. For transactions in which electricity has been transmitted to the power grid without a fixed or determinable unit price per kWh while the tariff is pending approval of the regional or provincial pricing bureau, cash received in exchange for the transmission of electricity to the power grid controlled by the respective regional or provincial grid companies has been recorded as customer deposits until such time the price becomes fixed and determinable. When the price becomes fixed and determinable, all or a portion of the customer deposits will be recognized as revenue. We do not defer the related cost of revenues, which is charged to expense as incurred. Customer deposits of $56,000 included in “Accrued expenses and other current liabilities” as of December 31, 2008 were recognized as revenues in the year ended December 31, 2009 as the unit price per kWh became fixed or determinable based on a confirmed minimum tariff obtained from the regional pricing bureau in June 2009. We have not offered any discounts or rebates to our customers nor do we provide for refunds in our sales contracts with customers, except for the Yuheng project.

Our subsidiaries are subject to withholding value-added tax (“VAT”) on the revenues earned in the PRC. The applicable rate of VAT is 6.0% for small hydroelectric power projects with a total installed capacity of 50 MW or less and 17.0% for large hydroelectric power projects with a total installed capacity of over 50 MW. For the year ended December 31, 2008, the lower VAT rate of 6% was applied to the hydroelectric power projects of Binglangjiang, Liyuan, Yingchuan, Wuliting, Jiulongshan, Yuheng and Yuanping and the VAT rate of 17% was applied to the hydroelectric power projects of Banzhu and Wangkeng. For the year ended December 31, 2009, the lower VAT rate of 6% was applied to the hydroelectric power projects of Binglangjiang, Liyuan, Yingchuan, Wuliting, Yuheng and Yuanping and the VAT rate of 17% was applied to the hydroelectric power projects of Banzhu, Wangkeng, Jiulongshan and Zhougongyuan. For the year ended December 31, 2010, the lower VAT rate of 6% was applied to the hydroelectric power projects of Binglangjiang, Liyuan, Yingchuan, Wuliting, Yuheng, Yuanping,Jiulongshan, Zhougongyuan, Shapulong, Ruiyang, Husahe, Hengda, Xineng, Xiaopengzu, Jinling, Jinlong, Jintang and Jinwei and the VAT rate of 17% was applied to the hydroelectric power projects of Banzhu and Wangkeng. VAT on revenues earned from the sale of electricity by the Company to its customers for the years ended December 31,2008, 2009 and 2010 were $1.0 million, $3.7 million and $5.7 million, respectively. We have recognized revenues net of VAT in the consolidated statements of operations.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. ASC sub-topic 350-10, Intangibles—Goodwill and other: Overall (pre-codification SFAS No. 142), requires that goodwill be tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. We assign and assess goodwill for impairment at the reporting unit level.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. Cash flow assumptions include estimating future cash flows, determining appropriate discount rates and making other assumptions. Change in these estimates and assumptions could materially affect the determination of fair value for the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it is less, we would then recognize an impairment loss.

Intangible assets are carried at cost less accumulated amortization. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets. In connection with the acquisition of Binglangjiang in 2007, we acquired a legal right to expand and operate the Binglangjiang II plant. The development rights allow us to expand the power generation capacity of Binglangjiang by utilizing the existing water dam of Binglangjiang, which have an estimated useful life of 30 years. We completed construction of the Binglangjiang II hydroelectric power project in August 2009. In connection with the acquisition of Yuanping in October 2008, we acquired a contractual right to use water from the dam and reservoir of the Jinzaoqiao station, which has an estimated useful life of 40 years. On August 12, 2009, Yuheng acquired a contractual right to use water from the dam and reservoir of Wangquan Power Generation Co., Ltd., the term of which is 30 years. In connection with the acquisition of Jinling, we acquired a right to use the dam of the Dongguan hydropower project which has a useful life of 40 years. We recognized the fair value of US$1,759 for the dam use right as a separate intangible asset apart from goodwill. The estimated useful life of the dam use right of Dongguan is 40 years.

We review and adjust the carrying value of the intangible assets if the facts and circumstances suggest the intangible assets may be impaired. We assessed and concluded that there was no impairment for goodwill and intangible assets in any of the periods presented.

Impairment of long-lived assets

We evaluate our long-lived assets, including property, plant and equipment, land use right and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be recoverable in accordance with ASC sub-topic 360-10, Property, Plant and Equipment: Overall (pre-codification SFAS No. 144). When these events occur, we assess the recoverability of long-lived assets by comparing the carrying amount of the assets to the expected future undiscounted cash flows resulting from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. No impairment of long-lived assets was recognized for any of the periods presented.

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

On January 1, 2007, we adopted Financial Accounting Standards Board, or FASB, Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB statement No. 109, or FIN 48, which has been codified into ASC 740-10. There was no cumulative effect of the adoption of FIN 48 to beginning retained earnings. Interests and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expenses is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with FIN 48 is classified in the financial statements as interest expenses, while penalties recognized in accordance with FIN 48 are classified in the financial statements as other expenses.

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

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying warrants and the fair value of our common shares as of each balance sheet date.

Upon the closing of the IPO on January 25, 2010, all of the outstanding Series A Preferred Shares were automatically converted into ordinary shares (Note 16). As a result, pursuant to the preferred shares subscription agreement, the Morgan Joseph Preferred Shares Warrant automatically became a warrant that allows Morgan Joseph to purchase up to 5,067,568 ordinary shares at US$3.26 per share and was reclassified from liability to equity and will be subsequently accounted for as such.

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

In March 2007, the National People’s Congress of China enacted the EIT Law, and in November 2007, the State Council promulgated the implementing rules of the EIT Law, both of which became effective on January 1, 2008. The EIT Law curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The EIT Law, however, (i) reduces the top rate of EIT from 33.0% to 25.0%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. The Notice of the State Council on Carrying Out the Transitional Preferential Policies Concerning Enterprise Income Tax dated December 26, 2007 permits certain “businesses operated in Western China” to enjoy a reduced EIT rate. Under the phase-out rules, enterprises established before the promulgation date of the EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration and will gradually transition to the uniform 25.0% EIT rate over a five-year transition period. Accordingly, our businesses have been subject to a 25.0% EIT rate from January 1, 2008, with the exception of Binglangjiang, Liyuan, Husahe, Hengda, Xineng and Xiaopengzu. Binglangjiang was entitled to a lower tax rate of 15% as its corporate income tax rate from 2007 to 2010. Liyuan was entitled to tax exemption in years 2007 and 2008 and a tax rate of 7.5% from 2009 to 2010. Husahe was entitled to a lower tax rate of 15% as its corporate income tax rate from 2007 to 2010. Hengda was entitled to tax exemption in years 2007 and 2008 and a tax rate of 7.5% from 2009 to 2010. Xineng and Xiaopengzu were entitled to tax exemption in years 2009 and 2010. Banzhu was granted the tax preferential treatment by the PRC government on May 15, 2009, according to which, Banzhu is entitled to tax exemption in 2008 and 2009 and a tax rate of 12.5% from 2010 to 2012.

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

Urban Maintenance & Construction Tax and Education Surcharges

In accordance with relevant PRC regulations recently issued, urban maintenance & construction tax and education surcharges will be imposed on foreign-invested enterprises, foreign enterprises, and foreign individuals in respect of value-added tax, consumption tax and business tax payable on and after December 1, 2010. The urban maintenance & construction tax and education surcharges are calculated as a percentage of the value-added tax, consumption tax and business tax due. The education surcharges are levied at a unified rate at 3%, while the rates for urban maintenance & construction tax differ depending on the location of the taxpayer: (i) 7% for taxpayers located in a city; (ii) 5% for taxpayers located in a county and town area; and (iii) 1% for taxpayers located in other regions.

Results of Operations of Our Company

Our consolidated results of operations are summarized below.

	For the Year Ended December 31,
	2008	2009	2010
Revenues	$14,715	$36,175	$66,653

Cost of revenues	(6,025)	(17,183)	(24,845)

Gross profit	8,690	18,992	41,808

Operating expenses
General and administrative expenses	(6,761)	(9,099)	(19,440)

Operating (loss) income	1,929	9,893	22,368

Interest income	1,340	510	1,191
Interest expenses	(5,847)	(14,228)	(15,852)
Change in fair value of derivative financial liabilities and warrant liability	420	(13,793)	365
Exchange loss	(1,067)	(23)	(855)
Share of losses in an equity investee	(503)	(70)	—
Other income (loss), net	144	(225)	128
(Loss) income before income tax expenses	(3,584)	(17,936)	7,345
Income tax expenses	(444)	(1,492)	(3,360)
Consolidated net (loss) income	(4,028)	(19,428)	3,985
Net loss (income) attributable to noncontrolling interest	41	32	(243)
Net (loss) income attributable to China Hydroelectric Corporation shareholders	$(3,987)	$(19,396)	$3,742

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

The power grids make monthly payments for our power delivered 30 to 60 days after month end. In 2008 and 2009 we sold our electricity to five power grids as a result of our acquisitions in Zhejiang and Fujian provinces. In 2010 we sold our electricity to eight power grids as a result of our acquisitions in Yunnan and Fujian provinces. Any deterioration in our relationship with any of these grids, or in their financial condition could result in a material credit risk to our company and have a materially adverse effect on our financial condition and results of operations. The table below sets forth the percentage of our revenues derived from sales to each of these power grids for the year ended December 31, 2008, 2009 and 2010.

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
	% of Revenues
Yunnan Nujiang Electric Power Co., Ltd.	—	—	1
Yunnan Dehong Electric Power Co., Ltd.	19	8	9
Yunnan Grid Company, Ltd.	—	—	3
Sichuan Cangxi Electric Power Co., Ltd.	7	3	1
Lishui Electric Power Bureau	65	50	49
Fujian Electric Power Co., Ltd.	7	27	24
Pingnan Power Supply Company	2	12	13

Total	100	100	100

Before we acquired the remaining 50.0% of the equity interest in Shapulong in August 2009, our investment in Shapulong was accounted for using the equity method of accounting under Accounting Standard Codification subtopic ASC 323-10, Investments—Equity Method and Joint Ventures: Overall, and included as an investment in equity investees on our balance sheet. Under the equity method, our proportionate share of Shapulong’s net income or loss is included as share of income or losses, as applicable, in equity investees in the statement of operations. Accordingly, Shapulong’s results of operations are not reflected in our consolidated results of operations other than as a share of income or losses, as applicable, in equity investees in our consolidated statement of operations before August 2009. Shapulong became our wholly owned subsidiary in August and its results of operations after the acquisition are reflected in our consolidated results of operations.

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

In discussing our revenues, we have included information relating to (i) the effective tariff for electricity sold in the years ended December 31, 2008, 2009 and 2010, (ii) the effective utilization rate(s) for our hydroelectric power projects by province in the years ended December 31, 2008, 2009 and 2010, and (iii) the weighted average effective utilization rate for our hydroelectric power projects for both the years ended December 31, 2009 and 2010.

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

Cost of Revenues

Our cost of revenues consists primarily of depreciation, employee salaries and benefits for hydroelectric power project staff, water resource fees, non-capitalized maintenance and repair costs, amortization expenses relating to water use rights and dam use rights, and other operating costs directly related to the generation of electricity. We expect that as we optimize the management and staffing of our newly acquired plants, we may in the future reduce the cost of revenues associated with operating any given plant.

General and Administrative Expenses

Our general and administrative expenses comprise employee salaries and benefits for non project staff, stock option charges, office lease payments, travel and entertainment expenses, office supplies expenses, amortization of intangible assets relating to the development rights of the Binglangjiang II hydroelectric power project, costs of our acquisitions that cannot otherwise be capitalized, and professional fee.

EBITDA, as adjusted

We have included earnings before interest, taxes, depreciation and amortization and certain non-cash charges, which we refer to as EBITDA, as adjusted, a non-GAAP financial measure, on a consolidated basis in this annual report. We had $(0.9) million in EBITDA, as adjusted, in the period from July 10, 2006 (inception) to December 31, 2006 and $(0.3) million in EBITDA, as adjusted, in the year ended December 31, 2007. We had $6.5 million in EBITDA, as adjusted, in the year ended December 31, 2008. We had $22.8 million in EBITDA, as adjusted, in the year ended December 31, 2009. We had $42.8 million in EBITDA, as adjusted, in the year ended December 31, 2010.

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

A reconciliation of EBITDA, as adjusted, to our net loss is provided below:

	For the Year Ended December 31,
	2008	2009	2010
Net (loss) income	$(3,987)	$(19,396)	$3,742
Interest expense, net	4,507	13,718	14,661
Other non-cash charges including exchange loss and change in fair value of derivative financial liabilities and warrant liability and stock-based compensations	647	14,387	4,105
Income tax expenses	444	1,492	3,360
Depreciation of property, plant and equipment, and amortization of land use rights	4,755	12,399	16,759
Amortization of intangible assets	108	182	161

EBITDA, as adjusted	$6,474	$22,782	$42,788

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

In March 2009, we acquired the remaining 10.0% interest in Banzhu. In August 2009, we completed the acquisition of the remaining 50.0% equity interest in Shapulong, and Shapulong has been accounted for as our subsidiary, not an equity investee, since then. We also completed the acquisition of the Ruiyang hydroelectric power project in August 2009. Finally, the construction of the Zhougongyuan, which was later split into Zhougongyuan and Jiulongshan projects at the end of 2009, and Binglangjiang II hydroelectric power projects was completed in March 2009 and September 2009, respectively. In March 2010, we acquired Husahe hydroelectric power project. In June 2010, we acquired Hengda hydroelectric power project. In August 2010, we completed the acquisition of Xineng hydroelectric power project. In September 2010, we acquired Xiaopengzu hydroelectric power project. In December 2010, we acquired Jinling, the owner of the Jinling hydroelectric power project, Jinling’s 55% controlling interest in Shaowu City Jinlong Hydropower Co. Ltd., the owner of the Jinlong hydroelectric power project, Jinling’s 74% controlling interest in Shaowu City Jintang Hydropower Co. Ltd., the owner of the Jintang hydroelectric power project, and Jinling’s 74% controlling interest in Shaowu City Jinwei Hydropower Co. Ltd., the owner of the Jinwei hydroelectric power project.

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

Our results of operations for the year ended December 31, 2010 primarily reflect the results of operations during the period for which Husahe, Hengda, Xineng, Xiaopengzu, Jinling, Jinlong, Jintang and Jinwei hydroelectric power projects were consolidated to our financial statements, and the results of operations of Banzhu, Shapulong, Ruiyang, Zhougongyuan, Jiulongshan and Binglangjiang II hydroelectric power projects for the whole year of 2010.

Revenues, Cost of Revenues and Gross Profit

Our revenues increased by $30.5 million, or 84.3%, to $66.7 million in the year ended December 31, 2010, compared to $36.2 million in the year ended December 31, 2009. $7.2million, or 23.6%, of the increase is attributable to the inclusion of the full year sale of electricity generated from Shapulong and Ruiyang hydroelectric power projects acquired in Zhejiang province in August 2009. $3.7 million, or 12.2%, of the increase is attributable to the inclusion of the full year sale of electricity generated from Zhougongyuan and Binglangjiang II hydroelectric power projects which were commissioned in 2009. $15.2 million, or 49.9%, of the increase resulting from more favorable hydrological conditions and more effective management of our facilities in Fujian and Zhejiang province. $4.6 million, or 15.2%, of the increase was the result of our new acquisitions of the hydroelectric power projects in Yunnan province in 2010.

Our revenues in the year ended December 31, 2010 were derived from the sale of 1,480.7 million kilowatt hours of electricity at our hydroelectric power projects during the periods in which their results of operations were consolidated with our company’s, while our revenues in the year ended December 31, 2009 were derived from the sale of 798.9 million kilowatt hours of electricity during the periods in which their results of operations were consolidated with our company’s. In the years ended December 31, 2009 and 2010, the effective tariff of electricity sold by us was RMB0.34 per kWh and RMB0.33 per kWh, respectively. The effective tariff for electricity sold in the year ended December 31, 2010 was slightly lower than that in the year ended December 31, 2009 because in 2009, 37.8%, 15.6% and 43.6% of the electricity sold and 49.2%, 7.8% and 40.5% of the gross revenue were derived from our hydroelectric power projects in Zhejiang province, Yunnan province and Fujian province respectively, where the average effective tariff was RMB0.45, RMB0.17 and RMB0.32 respectively, while in 2010, 36.5%, 22.8% and 39.6% of the electricity sold and 48.1%, 12.7% and 38.2% of the gross revenue resulted from our hydroelectric power projects located in Zhejiang province, Yunnan province and Fujian province respectively where the average effective tariff was RMB0.43, RMB0.18 and RMB0.32 respectively.

The effective utilization rate for the year ended December 31, 2010 for our hydroelectric power projects located in Sichuan, Yunnan, Zhejiang and Fujian provinces was 15.4%, 39.1%, 32.1% and 51.1% respectively, compared to 22.3%, 51.4%, 22.9% and 30.4% respectively in 2009. In general, year over year comparisons plus or minus 5% during periods of normal equipment availability are attributed to natural fluctuation in precipitation and water flows. The decrease of 6.9% utilization for the facilities located in Sichuan province is mainly attributable to the floods that occurred in that region in 2010. The decrease of 12.3% in utilization for the facilities located in Yunnan province is mainly attributable to the severe drought in Yunnan province and the inclusion of an additional 116.8 MW of capacity (from 41.0 MW to 157.8 MW). Among the newly acquired projects, the utilization rate of Aluhe, Zilenghe and Latudi hydroelectric power projects are relatively low due to the transmission limitation imposed by the local grid company. The increase of 9.2% and 20.7% in utilization between 2009 and 2010 for the facilities located in Zhejiang and Fujian, respectively, is attributable to the favorable precipitation in these regions in 2010. As a result of the forgoing factors, the effective utilization rate for our entire portfolio of hydroelectric power projects was 39.4% in 2010, compared to 30.8% in 2009.

Our cost of revenues consist primarily of depreciation, salaries and benefits for staff employed at our hydroelectric power projects, water resource fees, water reservoir fund, non-capitalized maintenance and repair expenses, amortization expenses relating to water use rights and other operating costs directly attributable to the production of electricity.

The total cost of revenues increased by $7.6 million, or 44.6%, to 24.8 million in the year ended December 31, 2010, compared to $17.2 million in the year ended December 31, 2009. The total cost of revenues in the year ended December 31, 2009 included the costs for sixteen hydroelectric power projects while in the year ended December 31, 2010, the cost of revenue included the costs for twenty six hydroelectric power projects. $1.9 million, or 24.9%, of the increase is attributable to the inclusion of the full year sale of electricity generated from Shapulong and Ruiyang hydroelectric power projects acquired in Zhejiang province in August 2009. $2.2 million, or 28.8%, of the increase is attributable to the inclusion of the full year sale of electricity generated from Zhougongyuan and Binglangjiang II hydroelectric power projects which were commissioned in 2009. $1.4 million, 17.8%, of the increase resulted from the increased variable cost due to increased power generation in Fujian and Zhejiang province. $2.1 million, or 27.6%, of the increase was the result of our new acquisitions of the hydroelectric power projects in Yunnan in 2010. In 2009, the cost of depreciation, employee salaries and benefits, and water resource fees accounted for 72%, 9%, and 5%, respectively, of the total cost of revenues, compared to 66.5%, 11.5%, and 6.7% of the total cost of revenues in 2010. We expected a high percentage of the depreciation to our cost of revenues since all our hydroelectric power projects are capital intensive and depreciation shall account for a significant portion of our cost of revenues. The water resources fee was levied by the local tax authority, at around 2.5% of the gross revenue for 2010.

As a result of the foregoing factors, our gross profit in the year ended December 31, 2010 was $41.8 million, increased by $22.8 million from that of $19.0 million for the year ended December, 31, 2009. Gross profit margin was 62.7% for the year ended December 31, 2010, compared to 52.6% for the year ended December 31, 2009.

Operating Expenses

Our total operating expenses for the years ended December 31, 2009 and 2010 consisted entirely of general and administrative expenses relating to acquisition related expenses, salaries and benefits for staff employed other than at the hydroelectric power projects, employee stock option expenses, office lease payments, travel and entertainment expenses, office supplies expenses, and other costs related to the expansion of our business. General and administrative expenses increased by $10.3 million, or 113.6%, to $19.4 million in the year ended December 31, 2010, compared to $9.1 million in the year ended December 31, 2009, reflecting expanded operations.

General and administrative expenses consist of hydroelectric power project related operating expenses, primarily salaries, travel and entertainment expenses, and consulting expenses, and corporate overhead expenses attributable to the operation of our company and Beijing A.B.C. Investment, primarily relating to salaries and benefits for non-hydroelectric power project employees, office lease payments, employee stock option expenses, travel and entertainment expenses for our company and Beijing A.B.C. Investment. Project related general and administrative expenses increased from $2.3 million in the year ended December 31, 2009 to $3.4 million in the year ended

December 31, 2010, reflecting increased operations resulting from the two acquisitions completed in August 2009, the completion of the Zhougongyuan and Binglangjiang II hydroelectric power projects, and the four acquisitions completed in 2010, which resulted in an increase in salaries, as well as increases in travel expenses, entertainment expenses and miscellaneous office expenses.

Corporate overhead expenses increased from $6.8 million in the year ended December 31, 2009 to $16.0 million in the year ended December 31, 2010. This increase resulted from an increase of $2.4 million in employee salaries and benefits relating to the compensation increase for our officers and additional employees hired in the year ended December 31, 2010, an increase of $3.0 million for the employee stock option expenses, and an increase of $1.9 million for accounting and auditing fees. In the year ended December 31, 2010, employee salaries and benefits of $6.1 million accounted for 37.9% of the corporate overhead general and administrative expenses, while stock option expenses and professional fee, including legal and accounting fees, comprised of 22.5% and 16.9% respectively of the corporate overhead expenses. Other costs such as consulting fee, travel expenses, lease expenses, acquisition related project expenses, director and insurance expenses accounted for the remaining 22.7% of the corporate overhead expenses.

Operating Profit (Loss)

Our operating profit was $22.4 million for the year ended December 31, 2010, compared to $9.9 million for the year ended December 31, 2009, as a result of our enhanced profitability through acquisitions and integration of hydroelectric power projects.

Other Income and Expenses

Our interest expense increased by $1.7 million, or 11.4%, to $15.9 million in the year ended December 31, 2010, compared to $14.2 million in the year ended December 31, 2009. Our interest expense for the year ended December 31, 2009 arose primarily from interest incurred from long-term loans, interest penalty to original shareholders of an acquired subsidiary and other charges from bank. Our increased interest expense in the year ended December 31, 2010 was primarily due to interest expenses on long-term loans obtained by Binglangjiang, Hengda, Xineng, Xiaopengzu, Wuliting, Yingchuan, Zhougongyuan, Shapulong, Ruiyang, Jiulongshan, Yuanping, Yuheng, Wangkeng and Banzhu in the year ended December 31, 2010. Long-term loans outstanding as of December 31, 2009 and December 31, 2010 were $229.3 million and $285.1 million, respectively.

We recorded interest income of $0.5 million and $1.2 million in the years ended December 31, 2009 and 2010, respectively. The increase in interest income was primarily due to a higher average balance of bank deposits.

We also experienced exchange losses of $23,000 and $855,000 for the years ended December 31, 2009 and 2010, respectively. The exchange loss for the year ended December 31, 2010 was due to (i) depreciation of the U.S. dollars that we hold in our PRC subsidiaries against their functional currency, the RMB, and (ii) timing differences between the setting of the RMB purchase price of our acquisitions and our payment for the acquisitions through conversion of U.S. dollars.

In 2009, we recorded a loss caused by the increase in the fair value of warrant liabilities of $13.8 million, which was related to the warrants, exercisable for the purchase of our Series A convertible redeemable preferred shares, issued to Morgan Joseph in January 2008. The significant increase in fair value is primarily attributable to the higher underlying ordinary share price of our company at December 31, 2009, which increased from $1.74 as of December 31, 2008 to $4.93 as of December 31, 2009, based on the evaluation by American Appraisal China limited. In 2010, we recorded a decrease in the fair value of warrant liabilities of $365,000, due to the decrease of the fair value of the ordinary share appraised by American Appraisal China Limited, from $4.93 per share as of December 31, 2009 to $4.63 per share as of January 25, 2010. On January 25, 2010, our IPO date, the warrant liabilities were reclassified to equity resulting from the automatic conversion of the underlying Series A convertible redeemable preferred shares to ordinary shares.

In the year ended December 31, 2009, we recorded losses in our equity investment in Shapulong of $70,000, compared to nil in the year ended December 31, 2010. Shapulong’s results of operations were consolidated with our company’s following our acquisition of its remaining 50.0% equity interest in August 2009. In the year ended December 31, 2009, the Shapulong hydroelectric power project sold 40.6 million kWh of electricity and operated at an effective utilization rate of 18.6%. In the year ended December 31, 2010, Shapulong sold 64.6 million kWh of electricity and operated at an effective utilization rate of 29.5%.

Income Tax

We incurred income tax expenses of $1.5 million and $3.4 million in the years ended December 31, 2009 and 2010, respectively. We have adopted an income tax return preparation method principally based on tax invoices issued and received. In accordance with applicable PRC income tax laws and regulations, an income tax return should be prepared based on accounting income following certain tax adjustments. As of December 31, 2010, we have recognized an additional income tax provision of $1.4 million for unrecognized tax benefits which represent the estimated income tax expense we would pay for the year ended December 31, 2010 if our income tax returns had been prepared in accordance with applicable PRC tax laws and regulations. We also recognized a decrease of unrecognized tax benefits of $0.12 million related to the settlement with the tax authority of Yinchuan.

Noncontrolling Interest

In the year ended December 31, 2010, we recorded noncontrolling interest in profit of consolidated subsidiaries of $243,000, relating to Wangkeng, compared to the noncontrolling interest in profit or loss of consolidated subsidiaries of $32,000 relating to Wangkeng and Banzhu in the year ended December 31, 2009.

Net Profit (Loss)

The foregoing factors resulted in our net profit of $3.7 million in the year ended December 31, 2010, as compared to our net loss of $19.4 million in the year ended December 31, 2009.

(Loss) Income Attributable to Ordinary Shareholders

In the year ended December 31, 2010, loss attributable to ordinary shareholders was $12.1 million, comprising a net income of $3.7 million in this period, cumulative dividends on our Series A, Series B and Series C convertible redeemable preferred shares of $2.0 million, $1.4 million, and $0.2 million, respectively, and beneficial conversion feature accretion charges on our Series A, Series B and Series C convertible redeemable preferred shares of $7.0 million, $5.0 million, and $0.2 million, respectively,

Pursuant to the terms of our Series A, Series B and Series C convertible redeemable preferred shares, holders of such preferred shares are entitled to receive cash dividends on each such preferred share at the rate of 10% per annum of the issuance price plus any accrued dividends when and if declared by our board of directors. However, in the event that a qualified public officering, as defined in the Series A, Series B and Series C preferred shares agreements, has not occurred on or before April 28, 2009, September 30, 2009 and December 31, 2010, respectively, such dividend rate increases by 1.0% per annum, and shall further increase by 1.0% per annum as of each subsequent dividend accrual date but under no circumstances shall the dividend rate exceed 15.0% per annum.

For additional terms applicable to dividend payments related to our Series A, Series B and Series C convertible redeemable preferred shares, see Note 16 to our audited consolidated financial statements included elsewhere in this annual report. Up to the date of our IPO, no cash dividends were declared on our Series A, Series B and Series C convertible redeemable preferred shares, and cumulative dividends of $2.0 million, $1.4 million, and $0.2 million for the Series A, Series B and Series C convertible redeemable preferred shares, respectively, were accrued and recorded as a reduction of income available to the ordinary shareholders for the year ended December 31, 2010.

On January 25, 2010, the Company completed an IPO, whereby the Company issued 6,000,000 units of securities at $16.00 per unit. Each unit consists of one ADS priced at $14.80 and one warrant priced at $1.20. Each ADS represents three ordinary shares and each warrant entitles the holder to purchase three ordinary shares for an exercise price of $15.00. Upon the IPO, all Series A, Series B and Series C convertible redeemable preferred shares and related preferred share dividends accrued up to the date of IPO were converted into ordinary shares. The number of ordinary shares into which the Series A, Series B and Series C convertible redeemable preferred shares are convertible were equal to 60%, 60% and 70%, respectively, of the price of $4.93 at which ordinary shares underlying ADSs are sold in this Offering. The Series A convertible redeemable preferred shares and related preferred share dividends amounting to $186,530 were converted in to 63,016,780 ordinary shares, or 21,005,593 ADS, at the price of $2.96. The Series B convertible redeemable preferred shares and related preferred share dividends amounting to $150,355 were converted in to 50,795,457 ordinary shares, or ADS 16,931,819 ADS, at the price of $2.96. The Series C convertible redeemable preferred shares and related preferred share dividends amounting to $ 20,518 were converted in to 5,941,613 ordinary shares, or 1,980,538 ADS, at the price of $ 3.45. Accretion charges amounting to $6,990, $5,040 and $222 incurred on beneficial conversion feature on the Series A, Series B and Series C convertible redeemable preferred shares, respectively, were recorded in retained earnings.

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

Revenues, Cost of Revenues and Gross Profit

Our revenues increased by $21.5 million, or 145.8%, to $36.2 million in the year ended December 31, 2009, compared to $14.7 million in the year ended December 31, 2008. $12.7 million, or 59.4%, of the increase is attributable to the inclusion of the full year sale of electricity generated from the four hydroelectric power projects acquired in Fujian province in October 2008. $4.1 million, or 19.3%, of the increase was due to the commencement of the production from the two hydroelectric power projects in Zhejiang province in March 2009. $2.8 million, or 13.1%, of the increase was derived from the increased production in the Yingchuan and Wulting hydroelectric power projects, acquired in January 2008, resulting from more favorable hydrological conditions and more effective management of our facilities. $1.6 million, or 7.3%, of the increase was the result of our new acquisitions of the hydroelectric power projects in August 2009.

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

The effective utilization rate for the year ended December 31, 2009 for our hydroelectric power projects located in Sichuan, Yunnan, Zhejiang and Fujian provinces was 22.3%, 51.4%, 22.9% and 30.4%, compared to 23.9%, 63.8%, 24.2% and 16.4% in 2008. In general, year over year comparisons plus or minus 5% during periods of normal equipment availability are attributed to natural fluctuation in precipitation and water flows. The decrease of 12.4% in utilization for the facilities located in Yunnan province is attributable to the inclusion of an additional 20.0 MW of capacity (from 21.0 MW to 41.0 MW) in the Yunnan province capacity base. As the facility, Binglangjiang II, which was commissioned in August of 2009, did not contribute a full year of energy production. The increase of 14.0% in utilization between 2008 and 2009 for the facilities located in Fujian province is attributable to the inclusion of the capacity of that province for the full year of 2008 without including the full year energy production as the company owned the projects for only two months of 2008. As a result of the forgoing factors, the weighted average utilization rate for our hydroelectric power projects of 30.8% in 2009, compared to the weighted average utilization rate of 29.2% in 2008.

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

Income Tax

We incurred income tax expenses of $0.4 million and $1.5 million in the years ended December 31, 2008 and 2009, respectively. We have adopted an income tax return preparation method principally based on tax invoices issued and received. In accordance with applicable PRC income tax laws and regulations, an income tax return should be prepared based on accounting income following certain tax adjustments. As of December 31, 2009, we have recognized an additional income tax provision of $1.4 million for unrecognized tax benefits which represent the estimated income tax expense we would pay for the year ended December 31, 2009 if our income tax returns had been prepared in accordance with applicable PRC tax laws and regulations. We also recognized a decrease of unrecognized tax benefits of $0.2 million related primarily to the reversal of income tax expense of Banzhu due to a preferential tax rate granted in 2009, with retroactive effect to 2008 and $0.2 million related to the settlement with the tax authority of Yinchuan, Ruiyang and Wangkeng.

Noncontrolling Interest

In the year ended December 31, 2009, we recorded noncontrolling interest in loss of consolidated subsidiaries of $32,000, relating to Wangkeng, compared to the noncontrolling interest in loss of consolidated subsidiary of $41,000 relating to Wangkeng.

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

For detailed information relating to redemption rights associated with our Series A, Series B, and Series C convertible redeemable preferred shares, see Note 16 to our consolidated financial statements included elsewhere in this annual report. The initial carrying amount of the Series A convertible redeemable preferred shares was the issue price at the date of issuance of $150.0 million, net of issuance costs of $10.6 million. The initial carrying amount of the Series B convertible redeemable preferred shares was the issue price at the date of issuance of $129.0 million, net of issuance costs of $4.1 million. The initial carrying amount of the Series C convertible redeemable preferred shares was the issue price at the date of issuance of $20.0 million, net of issuance costs of $1.9 million. Following a determination that the Series A, Series B and Series C convertible redeemable preferred shares were not, in accordance with their respective terms, redeemable as of December 31, 2009, but that it was probable that such Series A, Series B and Series C convertible redeemable preferred shares will become redeemable, we adjusted the carrying value of the Series A, Series B and Series C convertible redeemable preferred shares to be equal to the redemption value as at December 31, 2009.

Geographic Information

We manage our business, in part, through the analysis of electricity demand, hydrological conditions and the existing hydroelectric power markets in the different provinces where we operate. For the year ended December 31, 2010, 2009 and 2008, we operated and managed our business as four operating and reportable geographic segments, namely the Yunnan province segment, the Sichuan province segment, the Zhejiang province segment and the Fujian province segment. For the year ended December 31, 2007, we operated and managed our business as two operating and reportable geographical segments, namely the Yunnan province segment and the Sichuan province segment.

Our segment information for the year ended December 31, 2010 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	8,822	660	32,959	24,213	(1)	—	66,653
Cost of revenues	(4,059)	(597)	(14,414)	(8,567)	1	2,791	(24,845)
General and administrative expenses	(605)	(148)	(1,319)	(1,328)	(16,040)	—	(19,440)
Interest income	9	16	8	1,120	557	(519)	1,191
Interest expenses	(2,945)	—	(7,493)	(5,884)	(49)	519	(15,852)
Change in fair value of derivative financial liabilities and warrant liability	—	—	—	—	365	—	365
Exchange loss	—	—	—	(452)	(403)	—	(855)
Other (loss) income, net	(4)	29	(133)	(60)	3,087	(2,791)	128
Income tax expenses	204	1	(2,138)	(1,344)	(83)		(3,360)
Consolidated net income (loss)	1,422	(39)	7,470	7,698	(12,566)	—	3,985

Net loss attributable to noncontrolling interests	—	—	—	(243)	—	—	(243)

Net income (loss) attributable to China Hydroelectric Corporation shareholders	1,422	(39)	7,470	7,455	(12,566)	—	3,742

Total assets	183,888	14,910	305,927	395,763	435,361	(506,018)	829,831
Total liabilities	(117,138)	(420)	(138,055)	(201,651)	(20,578)	64,994	(412,848)
Capital expenditures	879	569	250	317	1,380	—	3,395
Depreciation & amortization expenses	2,660	373	9,392	4,413	92	—	16,930

Unallocated general and administrative expenses of $16.0 million for the year ended December 31, 2010 related primarily to various administrative costs associated with indirectly supporting the operations of our existing hydropower plants, and the acquisitions completed by us during that year. Unallocated change in fair value of derivative financial liabilities and warrant liability is related to the fair value valuation of our preferred share warrants issued to Morgan Joseph, with a valuation date at its derecognition upon IPO. Unallocated other income, net for the year ended December 31, 2010 mainly consisted of administrative charges levied by Beijing A.B.C. Investment on our operating subsidiaries.

Our segment information for the year ended December 31, 2009 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	2,966	939	18,164	14,106	—	—	36,175
Cost of revenues	(1,193)	(583)	(9,774)	(7,341)	—	1,708	(17,183)
General and administrative expenses	(330)	(203)	(1,178)	(613)	(6,775)	—	(9,099)
Interest income	115	38	57	18	319	(37)	510
Interest expenses	(303)	—	(7,020)	(6,554)	(388)	37	(14,228)
Change in fair value of derivative financial liabilities and warrant liability	—	—	—	—	(13,793)	—	(13,793)
Exchange loss	—	(1)	(5)	(7)	(10)	—	(23)
Share of losses in an equity investee	—	—	—	—	(70)		(70)
Other (loss) income, net	(2)	(1)	(9)	(265)	1,760	(1,708)	(225)
Income tax expenses	(166)	(51)	(403)	(739)	(133)	—	(1,492)
Consolidated net income (loss)	1,087	138	(168)	(1,395)	(19,090)	—	(19,428)

Net loss attributable to noncontrolling interests	—	—	—	32	—	—	32

Net income (loss) attributable to China Hydroelectric Corporation shareholders	1,087	138	(168)	(1,363)	(19,090)	—	(19,396)

Total assets	42,770	14,649	311,685	204,347	337,472	(317,090)	593,833
Total liabilities	(15,494)	(556)	(152,898)	(112,187)	(34,506)	23,002	(292,639)
Capital expenditures	7,661	1,616	1,826	1,732	141	—	12,976
Depreciation & amortization expenses	845	338	6,887	4,432	78	—	12,580

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

Our segment information for the year ended December 31, 2008 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	2,746	971	9,635	1,363	—	—	14,715
Cost of revenues	(1,120)	(478)	(4,598)	(1,025)	—	1,196	(6,025)
General and administrative expenses	(245)	(223)	(567)	(210)	(5,516)	—	(6,761)
Interest income	359	84	18	5	877	(3)	1,340
Interest expenses	(361)	—	(3,519)	(1,514)	(456)	3	(5,847)
Change in fair value of derivative financial liabilities and warrant liability	—	—	—	—	420	—	420
Exchange (loss) gain	(269)	172	(165)	(2)	(803)	—	(1,067)
Share of losses in an equity investee	—	—	—	—	(503)	—	(503)
Other (loss) income, net	(3)	1	(6)	(5)	1,353	(1,196)	144
Income tax (expenses) benefits	(171)	9	(447)	165	—	—	(444)
Consolidated net income (loss)	936	536	351	(1,223)	(4,628)	—	(4,028)

Net loss attributable to noncontrolling interests	—	—	—	41	—	—	41

Net income (loss) attributable to China Hydroelectric Corporation shareholders	936	536	351	(1,182)	(4,628)	—	(3,987)

Total assets	40,997	13,919	242,057	212,801	337,115	(313,321)	533,568
Total liabilities	(14,569)	(32)	(93,358)	(119,423)	(23,249)	21,230	(229,401)
Capital expenditures	4,589	21	33,789	12	342	—	38,753
Depreciation & amortization expenses	696	305	3,113	718	31	—	4,863

Unallocated general and administrative expenses of $5.5 million for the year ended December 31, 2008 related primarily to various administrative costs associated with the acquisitions completed by us during that year. Unallocated other income, net for the year ended December 31, 2008 mainly consisted of administrative charges levied by Beijing A.B.C. Investment on our operating subsidiaries.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations in China through our subsidiaries. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our current or future subsidiaries and company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are only permitted to pay dividends to us out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under relevant PRC laws and regulations, wholly foreign-owned enterprises in China are required to set aside at least 10% of their after-tax profits each year, if any, to fund the reserve fund unless such reserve fund has reached 50% of their respective registered capital, and set aside a percentage of their after-tax profits to their employee bonus and welfare fund which is decided by the enterprises themselves. Sino-foreign equity joint ventures are required to set aside their reserve fund, enterprise development fund and employee bonus and welfare fund at percentages that are decided by any such entity’s board of directors. PRC domestic companies are required to set aside at least 10% of their after-tax profits each year, if any, to fund their respective statutory reserve fund unless such fund has reached 50% of their respective registered capital. Although the statutory reserves can be used to, among other things, increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserves may not be distributed as cash dividends except in the event of liquidation of the companies. See Note 27 to our audited consolidated financial statements included elsewhere in this annual report.

Recently Issued Accounting Standards

In April 2010, the FASB issued revised guidance on “Compensation-Stock Compensation (ASC 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades—a consensus of the FASB Emerging Issues Task Force”. The revised guidance addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The revised guidance is effective for interim and annual periods beginning on or after December 15, 2010. Earlier application is permitted. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In December 2010, FASB issued revised guidance on “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In December 2010, FASB issued revised guidance on the “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

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

We are a holding company and conduct substantially all of our business through our PRC operating subsidiaries. Currently, we do not expect these subsidiaries to pay dividends. However, in the future, we might rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating costs and expenses. The payment of dividends by entities organized in the PRC is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our operating subsidiaries in the PRC are required to set aside a certain amount of after-tax profits each year, if any, to fund statutory reserves. These reserves and their paid-up capital are not distributable as cash dividends. As of December 31, 2010, a total of RMB3,263.2 million ($466.8 million) was not available for distribution to us in the form of dividends due to these PRC regulations.

Our Consolidated Cash Flow

The following information details our consolidated cash flows from operating, investing and financing activities for the years ended December 31, 2008, 2009 and 2010.

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

In 2010, we completed our acquisition of 79% equity interest in Wuyue in March, 100% equity interest in Husahe in April, Hengda in June, Xineng in August, Xiaopengzu in September, 100% equity interest in Jingling, together with Jinling’s 55% controlling interest in Jinlong, 74% controlling interest in Jintang and 74% controlling interest in Jinwei in December, using proceeds from our initial public offering and long term loans. Our long-term loans outstanding as of December 31, 2010 of $285.1 million related to RMB denominated loans of $18.6 million, $17.4 million, $13.5 million, $20.7 million, $29.5 million, $18.1 million, $9.5 million, $10.0 million, $12.5 million, $19.9 million, $10.7 million, $23.5 million, $40.6 million, $18.4 million, $1.5 million, $5.4 million, $5.7 million, $9.4 million obtained by Binglangjiang, Hengda, Xineng, Xiaopengzu, Wuliting, Yingchuan, Zhougongyuan, Shapulong, Ruiyang, Jiulongshan, Yuanping, Yuheng, Banzhu, Wangkeng, Jinling, Jinlong, Jingtang and Jinwei, respectively. Our consolidated cash flows from our operating, investing and financing activities in the year ended December 31, 2010 reflect the proceeds we received from our initial public offering, and the short term and long-term loans we obtained, the consideration we paid for acquisitions, and are affected by cash flows generated by the results of full year operations of Jiulongshan, Zhougongyuan, Binglangjiang II, Ruiyang and Shapulong hydroelectric power projects, and the operations of Husahe, Hengda, Xineng and Xiaopengzu hydroelectric power projects during our full ownership in addition to thoese generated by our Binglangjiang I, Liyuan, Yingchuan, Wuliting, Banzhu, Wangkeng, Yuanping and Yuheng hydroelectric power projects in the year ended December 31, 2010.

In 2008, cash and cash equivalents increased by $23.1 million to $38.7 million, due to $2.4 million provided by operating activities and $242.3 million provided by financing activities partly offset by $221.4 million used in investing activities. In 2009, cash and cash equivalents decreased by $7.1 million to $31.6 million, primarily due to $48.7 million used in invesing activities partly offset by $40.5 million provided by financing activities and $1.2 million provided by operating activities. In 2010, cash and cash equivalents increased by $1.8 million to $33.5 million, primarily due to $103.6 million used in investing activities partly offset by $62.4 million provided by financing activities and $43.1 million provided by operating activities, and $0.1 million as effect of changes in exchange rate on cash and cash equivalent.

The following table sets forth the components of our consolidated cash flows for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
Net cash provided by operating activities	2,370	1,213	43,122
Net cash used in investing activities	(221,408)	(48,706)	(103,606)
Net cash provided by financing activities	242,341	40,453	62,444
Effect of changes in exchange rate on cash	(216)	(35)	(121)

Net increase (decrease) in cash and cash equivalents	23,087	(7,075)	1,839

Operating Activities

Net cash provided by operating activities was $43.1 million in 2010, which was primarily attributable to a net gain of $4.0 million, and the add-back of non-cash expenses, including depreciation expenses of $15.8 million, share-based compensation expenses of $3.6 million. Also, a decrease in account receivable of $5.4 million, and a decrease in prepayments and other current assets of $3.7 million, an increase in other non-current assets of $0.1 million, a increase in accounts payable of $0.7 million and a increase in accrued expenses and other current liabilities of $10.1 million are factors contributing to the overall cash provided by operating activities for the year ended December 31, 2010.

Net cash provided by operating activities was $1.2 million in 2009, which was primarily attributable to a net loss of $19.4 million, and the add-back of non-cash expenses, including depreciation expenses of $11.6 million, change in fair value of derivative financial liabilities of $13.8 million. Also, an increase of account receivable of $3.7 million and a decrease in accrued expenses and other current liabilities of $4.3 million are factors contributing to the overall cash provided by operating activities for the year ended December 31, 2009.

Net cash provided by operating activities was $2.4 million in 2008, which was primarily attributable to the add-back of non-cash expenses, mainly consisting of depreciation expenses of $4.1 million and exchange loss of $1.1 million, and a decrease in prepayments and other current assets of $2.2 million, partially offset by a net loss of $4.0 million and a decrease in accounts payable of $2.1 million.

Investing Activities

Net cash used in investing activities was $103.6 million in the year ended December 31, 2010, relating principally to purchase consideration of $43.2 million in relation to the acquisition of subsidiaries including Wuyue, Husahe, Hengda, Xineng, Xiaopengzu, Jinling, Jintang, Jinlong and Jinwei, cash advancement to an acquired business prior to the acquisition date of $43.5 million, cash deposit for potential acquisition of $9.5 million, construction payments to contractors of $4.2 million, purchase of property, plant and equipment of $2.9 million and acquisition of land use rights of $0.2 million.

Net cash used in investing activities was $48.7 million in the year ended December 31, 2009, relating principally to purchase consideration of $32.3 million in relation to the acquisition of Ruiyang, Shapulong and Banzhu, construction payments to contractors of $13.4 million, loans to Shapulong of $3.9 million, purchase of property, plant and equipment of $1.8 million and acquisition of an intangible asset of $1.0 million, partially offset by the repayment of loans by Shapulong of $3.5 million.

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

Financing Activities

Net cash provided by financing activities was $62.4 million in the year ended December 31, 2010, resulting from proceeds of $23.8 million from long-term loans, proceeds of $8.3 million from short-term loans, proceeds of loans from related party of $2.2 million, and net proceed of $96.0 million received from initial public offering, partially offset by Payment of deferred initial public offering costs of $10.0 million, repayment of long-term loans of $50.7 million, repayment of short-term loans of $7.2 million.

Our long-term loans outstanding as of December 31, 2010 of $285.1 million related to RMB denominated loans of $18.6 million, $17.4 million, $13.5 million, $20.7 million, $29.5 million, $18.1 million, $9.5 million, $10.0 million, $12.5 million, $19.9 million, $10.7 million, $23.5 million, $40.6 million, $18.4 million, $1.5 million, $5.4 million, $5.7 million, $9.4 million obtained by Binglangjiang, Hengda, Xineng, Xiaopengzu, Wuliting, Yingchuan, Zhougongyuan, Shapulong, Ruiyang, Jiulongshan, Yuanping, Yuheng, Banzhu, Wangkeng, Jinling, Jinlong, Jingtang and Jinwei, respectively. The long-term loans are secured by pledges of the property, plant and equipment and future electricity sales of the respective entities or guaranteed by third parties and are due between 2011 and 2027. The interest rates on these long-term loans are variable based on the benchmark rate published by the People’s Bank of China each year. The average interest rate on the short-term and long-term loans for the 2010 was 6.16% and 6.26%, respectively.

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

Capital Expenditures

In the year ended December 31, 2008, we incurred capital expenditures of $38.8 million consisting primarily of capital expenditures of $4.5 million, $32.8 million and $0.8 million for the construction of the Binglangjiang II, Zhougongyuan and Wuliting hydroelectric power projects, respectively. In the year ended December 31, 2009, we incurred capital expenditures of $13.0 million consisting primarily of capital expenditures of $7.7 million, $1.6 million, $1.8 million and $1.7 million for the construction of the Binglangjiang II, Liyuan, Zhougongyuan and Banzhu hydroelectric power projects, respectively. In the year ended December 31, 2010, we incurred capital expenditures of $3.4 million consisting primarily of capital expenditures of $0.7 million, $0.6 million, and $1.4 million for the construction of the Binglangjiang II, Liyuan and Wuyue hydroelectric power projects, respectively. We will in the future make significant capital expenditures to develop, expand and complete the construction of additional small hydropower assets and our pumped storage hydroelectric power project. We generally deposit our excess cash in interest-bearing bank accounts in banks in China, Hong Kong and the United States of America.

We believe that our current cash and cash equivalents, anticipated cash flow from operations will be sufficient to meet our expected cash requirements, including for working capital and capital expenditure purposes, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders’ interests. The incurrence of debt would divert cash for working capital and capital expenditures to servicing debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may be adversely affected. See “Risk Factors—We will need additional funding to accomplish our growth strategy and may be unable to raise capital on terms favorable to us or at all, which could increase our financing costs, dilute your ownership interests, affect our business operations or force us to delay, reduce or abandon our growth strategy.”

C. Research and Development

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2010 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2009:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(unaudited) (US$ in thousands)
Short-term borrowings(1)	$7,098	$7,098	$—	$—	$—
Interest on short-term borrowings(1)	96	96	—	—	—
Long-term borrowings (including current portion of long-term borrowings)(1)	229,278	56,809	48,270	50,877	73,322
Interest on long-term borrowings (including interest on current portion of long-term borrowings)(1)	53,076	13,422	18,503	12,356	8,795
Operating lease commitments	528	451	75	2	—
Purchase obligations(2)	157	157	—	—	—

Total	$290,233	$78,033	$66,848	$63,235	$82,117

(1)	See Note 14 to our audited consolidated financial statements, which are included elsewhere in this annual report, for a discussion of our short-term and long-term borrowings.

(2)	This represents contracted but unpaid amounts for construction projects of Binglangjiang and Liyuan that are in progress and for the purchase of property, plant and equipment of Yuheng.

The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(unaudited) (US$ in thousands)
Short-term borrowings(1)	$17,742	$17,742	$—	$—	$—
Interest on short-term borrowings(1)	233	233	—	—	—
Long-term borrowings (including current portion of long-term borrowings)(1)	285,095	60,798	69,473	66,393	88,431
Interest on long-term borrowings (including interest on current portion of long-term borrowings)(1)	87,856	17,594	28,046	18,877	23,339
Operating lease commitments	1,664	784	880	—	—
Purchase obligations(2)	21,812	21,812	—	—	—

Total	$414,402	$118,963	$98,399	$85,270	$111,770

(1)	See Note 14 to our audited consolidated financial statements, which are included elsewhere in this annual report, for a discussion of our short-term and long-term borrowings.

(2)	This represents contracted but unpaid amounts for construction projects or for the purchase of property, plant, and equipment of Binglangjiang, Husahe, Yuheng and Wuyue.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/Title
John D. Kuhns	60	Chairman, Chief Executive Officer
Dr. Yong Cao	56	Director
Anthony H. Dixon	49	Director
Richard H. Hochman	65	Director
Dr. You-Su Lin	57	Director, Chairman of Beijing A.B.C. Investment
Shadron Lee Stastney	41	Director
Stephen Outerbridge	60	Director
“James” Tie Li	42	Chief Financial Officer and President
Mary E. Fellows	49	Executive Vice President and Corporate Secretary
Wu Gan	54	Vice Chairman of Beijing A.B.C. Investment
Xinchun Lian	52	Chief Operating Officer of Beijing A.B.C. Investment
Gang Meng	38	Internal Controller of Beijing A.B.C. Investment
Huakang Xiong	55	General Manager of Fujian and Senior Operating Officer of Beijing A.B.C Investment
Hong Zhang	49	General Manager of Zhejiang
Jianbin Zhou	41	General Manager of Yunnan
You Li	33	Financial Controller
Lianghong Tu	35	Internal Control Director
Jin Cao	36	Senior Human Resources Manager
Shu Zhang	35	Finance Manager of Beijing A.B.C. Investment

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

Mr. Anthony H. Dixon has been a director of our company since August 2008. Mr. Dixon is currently the Chief Executive Officer of ASB Biodiesel (Hong Kong) Ltd., a developer of biodiesel plants utilizing waste oils and fats as feedstock. He is also a member of the Investment Committee and the Board of Advisors of Geo Investors Renewable Infrastructure Fund I, LP (“GIRIF”), a Delaware limited partnership which invests in the debt of renewable energy projects, primarily in the US. From 2007 to 2010 he was an independent corporate financial advisor to renewable energy and cleantech companies primarily in the UK, Europe and Asia. From October 2007 to December 2008 Mr. Dixon was the finance director and chief operating officer of ZEDfactory Ltd., a designer and developer of zero carbon housing in the United Kingdom. Prior to which he worked for Hines Associates, a corporate financial advisory boutique. From 2002 to 2006, Mr. Dixon was a managing director with Citigroup Global Markets, London. From 1997 to 2002, Mr. Dixon was head of Asian Securitization for Salomon Smith Barney in Hong Kong and then head of Securitization for Nikko Salomon Smith Barney in Tokyo. From 1992 to 1997, Mr. Dixon was a vice president with Salomon Brothersin New York. Mr. Dixon was a member of the board of the Solar Electric Light Corporation from 1998 to 2011 and chairman from 2002 to 2011. He received a Master of Science in Sustainable Energy Futures with distinction from Imperial College, London, a Master of Business Administration from the Harvard Business School, a Bachelor of Science with first class honors in Physics and a Bachelor of Arts degree in Philosophy from the University of Western Australia.

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

Dr. You-Su Lin has been a director of our company since August 2008 and has been chairman of Beijing A.B.C. Investment since 2007. Dr. Lin is the chairman of the board of Beijing A.B.C. Investment. Dr. Lin has been the chairman of Greenstone Investment Ltd. since 2004 and he has also been the chairman of China Board Mill Corporation since August 2008. He serves as a member of the board of directors of China Silicon Corporation, Master Silicon Carbide Industries, Inc. and China Natural Energy. Dr. Lin was a chief consultant for Beijing Urban Construction Group Co., Ltd. in charge of the construction of 2008 Olympic venues from 2002 to 2004. Dr. Lin received his Ph.D. in the Arts and master’s degree in the Arts from Australian National University and his bachelor’s degree in the Arts from Beijing Foreign Language University.

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

Officers

Mr.“James” Tie Li has been our Chief Financial Officer since our inception in 2006, our President since January 2011, and our executive vice president from May 2007 to December 2010. He has been a consultant to Kuhns Brothers, Inc. since 2006. Mr. Li is a member of the board of directors of Master Silicon Carbide Industries, Inc., China New Energy, Inc. and all of our subsidiaries. He is the founder and part-time president of Columbia China Capital Group, Inc. incorporated in 2002, a U.S.-based boutique investment firm advising Asian firms in mergers and acquisitions. From 1998 to 2001, Mr. Li was an investment banker with Citigroup Global Markets Inc. in New York. From 2001 to 2005, Mr. Li was the portfolio manager with HypoVereins Bank, managing a $1 billion high yield portfolio. From 2005 to 2007, Mr. Li was a senior credit analyst with Standard & Poor’s in New York. Mr. Li received his bachelor’s degree in Accounting from City University of New York and his master’s degree in Business Administration from the Columbia University Graduate School of Business. He is a CFA Charterholder and was a Certified Public Accountant licensed in the State of New Jersey.

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

Mr. Wu Gan has been the vice chairman of Beijing A.B.C. Investment since January 2011 and was the general manager of Beijing A.B.C. Investment from July 2008 to December 2010. Mr. Gan was the director of the general office of the State Supervision Work Committee of the Communist Party of China from 2002 to 2008. Mr. Gan received his bachelor’s degree in Engineering from the Yellow River Water Conservancy and Hydroelectric Technology School and his master’s degree in Economics from Harbin Institute of Technology.

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

Mr. Huakang Xiong has been appointed as the regional general manager of Fujian and and senior operating officer of Beijing A.B.C Investment recently. Mr. Xiong joined our company as operating officer in May, 2009. Prior to joining our company, he was a senior engineer of Hubei Qingjiang Hydroelectric Development Co., Ltd. from 1990 to 2009. He is also a part-time professor in Huazhong University of Science and Technology and Three Gorges University. Mr. Xiong received his bachelor’s degree in Hydrology from Sichuan University and his master’s degree in applied computer science from Huazhong University of Science and Technology.

Mr. Hong Zhang has been appointed as the regional general manager of Zhejiang recently. Mr. Zhang joined our company as Chief Operating Officer in 2008. Prior to joining our company, Mr. Zhang was a senior engineer of Yellow River Committee in Ministry of Water Resources from 1983 to 2008. Mr. Zhang also worked in Zhengzhou Power Generating Equipment Plant from 1983 to 1991. Mr. Zhang received his bachelor’s degree in electrical technology from Xi’an Jiaotong University.

Mr. Jianbin Zhou has been the regional general manager of Yunnan since 2007. Prior to joining our company, Mr. Zhou was the chairman of Yunnan Huabang Hydroelectric Development Co., Ltd. from 2004 to 2007. Mr. Zhou has extensive working experience in hydroelectric plant operation. He was vice general manger of Yunnan Dehong Prefecture Hydroelectric Development Co., Ltd. in 2003, and vice general manger of Junxi Hydroelectric Development Co., Ltd. from 2001 to 2003. He also served as general manger of Dazhai, Ruixiang and Longxi Power Plant from 1995 to 2000. Mr. Zhou received his associate degree in electromechanical science from Fuchunjiang Hydroelectric Institute.

Mr. “Rhyson” You Li joined our company in June 2010 and has been appointed the financial controller since then. Prior to joining our company, Mr. Li was a senior manager in the Energy and Utility Assurance Service Group of PricewaterhouseCoopers and had been with PwC for 9 years. Mr. Li is a Certified Public Accountant of PRC (CICPA) and Australia (CPAA). He has extensive working experience in the financial reporting and auditing of large-scale US listed utility companies. Mr. Li had two year overseas working experience in PwC’s UK firm as an executive auditor. Mr. Li received his bachelor’s degree from the Central University of Finance & Economics in 2001.

Ms. “Maggie” Lianghong Tu joined our company as the Internal Control Director in April 2010. Prior to joining our company, Ms. Tu was a manager from 2006 to March 2010 in Business Risk Service Group of Ernst & Young (China) Advisory Ltd., focusing on SOX 404 compliance, enterprise risk management, internal control review and internal audit etc. She was a senior consultant at Ernst & Young Hua Ming from 2004 to 2006, and an associate in Beijing ShineWing CPAs Co. Ltd. from 2002 to 2004. She received her bachelor’s degree in Economics from Beijing institute of Business and her master’s degree in management science from Beijing Technology and Business University. She is also a member of CICPA and CIA.

Ms. Jin Cao joined our company as HR senior manager in January 2011. Prior to joining our company, Ms. Cao was HR manager from June 2008 to December 2010 of PricewaterhouseCoopers. She had been working as HR manager for Intel China Ltd. from 1999 to 2006 and before that was three years in Siemens China. Ms. Cao has extensive working experience in all fields of human resources. Ms. Cao received her master’s degree from La Sorbonne in 2005.

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

B. Compensation

Compensation of Directors and Executive Officers

The aggregate cash compensation that we paid to our directors and executive officers included in the list under the heading “—Directors and Executive Officers” for the years ended December 31, 2008, 2009 and 2010 was $2.6 million, $2.7 million, and $4.9 million, respectively. The retirement plan sponsored by us is composed of two components: A career average defined benefit plan and a 401(k) / Profit Sharing Plan, with a total employer contribution limit of $0.1 million to certain executive officers. Our defined benefit plan is a type of pension plan in which we promise a specified monthly benefit on retirement for certain executives that is predetermined by a formula based on the employee’s earnings history, tenure of service, age, and present value factor. The 401(k) Profit Sharing Plan is designed to permit eligible employees to defer a portion of their salary up to eligible limit and the employer contributes about 13% of the eligible salary limit to certain executive. For share-based compensation, see “—2008 Share Incentive Plan.”

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

The following table sets forth information on share options that have been granted and are outstanding as of the date of this annual report under the 2008 Share Incentive Plan:

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
John D. Kuhns	1,095,000	7.70	August 18, 2008	August 18, 2013	2,500,000	4.93	December 3, 2009	December 3, 2014
“James” Tie Li	500,000	7.70	August 18, 2008	August 18, 2013	1,050,000	4.93	December 3, 2009	December 3, 2014
Mary E. Fellows	500,000	7.70	August 18, 2008	August 18, 2013	1,050,000	4.93	December 3, 2009	December 3, 2014
Dr. You-Su Lin	805,000	7.70	August 18, 2008	August 18, 2013	1,660,000	4.93	December 3, 2009	December 3, 2014
Richard H. Hochman	10,000	7.70	August 18, 2008	August 18, 2013	—	—	—	—
Shadron Lee Stastney	10,000	7.70	August 18, 2008	August 18, 2013	—	—	—	—

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Other employees, consultants and former directors	784,000	7.70	August 18, 2008	August 18, 2013	—	—	—	—
Other employees and consultants as a group	35,000	7.70	January 20, 2009	January 20, 2014	600,000	4.93	December 3, 2009	December 3, 2014

Total	3,739,000				6,860,000

On August 18, 2008, our board of directors adopted the China Hydroelectric Corporation 2008 Share Incentive Plan, or the 2008 Plan, that provides for the issuance of awards to purchase up to 12,000,000 ordinary shares. The effectiveness of the 2008 Plan is subject to the approval of our shareholders within twelve months from the date on which the 2008 Plan was adopted by the board of directors. The administrator, which is the board of directors or its authorized designee, has full power and authority to administer, construe and interpret the 2008 Plan. Under the terms of the 2008 Plan, incentive stock options must be granted at exercise prices at least equal to the fair market value on the date of grant. On August 18, 2008, the board of directors approved the grant of 40,000, 260,000 and 3,597,000 non-qualified stock options to certain directors, non-employees and employees, respectively, at an exercise price of $7.70 per share. On January 20, 2009, our board of directors approved the grant of 35,000 non-qualified stock options to certain employees at an exercise price of $7.70 per share. On March 4, 2009, the board of directors passed a resolution to modify the 2008 Plan such that the 2008 Plan could be made effective without approval by our shareholders. In accordance with ASC sub-topic 718-10, Compensation—Stock Compensation: Overall, the grant date for the share-based awards issued on August 18, 2008 and January 20, 2009 was March 4, 2009. Accordingly, no compensation expense was recognized for the year ended December 31, 2008. We recognized compensation expense of $0.6 million for the year ended December 31, 2009. See Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

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

In the year ended December 31, 2009, one of the employees terminated her contractual relationship with the Company and her 5,000 share options were forfeited immediately upon the termination. In the year ended December 31, 2010, two of the employees and one consultant terminated their contractual relationships with the Company and their 263,000 and 60,000 share options, respectively, were forfeited immediately upon the termination.

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

We may also terminate our employment agreements with these executive officers without cause upon thirty calendar days’ advance written notice. Under the employment agreements with Mr. Kuhns, Mr. Li, Ms. Fellows and Mr. Gan, in such case of termination by us, and also in a case where an officer voluntarily terminates his/her employment with us upon thirty-days’ advance written notice for good reason (except in the event of a qualifying termination during certain change in control periods), the Company shall continue to provide the officer with his/her base salary and health and welfare benefits for a period of twelve full months. Further, the Company shall pay the officer all other benefits to which the officer has a vested right at the time, according to the provisions of each governing plan or program. Under the employment agreements with Mr. Kuhns, Mr. Li and Ms. Fellows, the Company shall also make a prorated payment of the executive’s bonus for the fiscal year in which termination occurs, calculated based upon the performance of the officer against the bonus criteria established by the board for the officer in effect through the end of the month immediately preceding the effective date of the termination, subject to the board’s discretion to increase the amount of such prorated payment. While, under the employment agreements with Dr. Lin, in both cases of termination by us for cause or without cause upon thirty calendar days’ advance written notice, such officers will be entitled to any base salary, bonus and incentive payment that has accrued under the agreement but has not been paid on or before the termination date and any reimbursement due to the officer under the agreement for expenses incurred by the officer on or before the termination date.

Under the employment agreements with Mr. Kuhns, Mr. Li and Ms. Fellows, in the event of a qualifying termination during a change in control period, the officer shall be entitled to certain benefits, including a lump sum equal to one and a half times or two times, as the case may be, the highest rate of the officer’s annual base salary in effect at any time up to and including the effective date of termination and a lump sum equal to the average annual bonus paid to the officer for the last three years prior to the change in control. In the event of constructive termination or termination of the employment agreement by the company without cause, under the employment agreements with Mr. Gan and Dr. Lin, such officers shall be entitled to receive an amount equal to 100% of his annualized salary as in effect on the severance date.

In addition, these employment agreements with Mr. Kuhns, Mr. Li, Ms. Fellows and Mr. Gan contain clauses of non-competition, non-solicitation, confidential information and work product agreements. According to these clauses, each of our executive officers should be bound by (i) non-competition restrictions during his/her employment and for two years after the termination of his/her employment and three years in the case of Mr. Gan, (ii) confidential information restrictions during his/her employment and for a period of three years thereafter and (iii) non-solicitation restrictions during the non- competition period.

We entered into employment agreements respectively with Xinchun Lian, Hong Zhang, Jianbin Zhou and Huakang Xiong. We will pay salary in accordance with the actual working time of each of them in the event of termination initiated by them and we will pay the compensation based on the number of years they each worked for our company at the rate of one month’s salary for each full year in the event of termination by the company.

We have also entered into employment agreements with Gang Meng, You Li, Lianghong Tu, Jin Cao and Shu Zhang. Each of these employment agreements can be terminated under circumstances stipulated under the PRC Labor Contract Law.

The agreements with Mr. Lian, Mr. Zhang, Mr. Zhou, Mr. Xiong, Mr. Meng, Mr. Li, Ms Tu, Ms. Cao and Ms. Zhang refer to the confidentiality obligations provided under the PRC Labor Contract Law. Dr. Lin entered into a letter agreement with us, which contains, among others, confidentiality, non-competition and non-solicitation provisions.

C. Board Practices

Our board of directors currently has seven directors. Our board has determined that Mr. Anthony H. Dixon, Dr. Yong Cao, Mr. Stephen Outerbridge, Mr. Shadron Lee Stastney and Mr. Richard Hochman are independent directors under NYSE rules.

Terms of Directors and Executive Officers

Our directors are divided into three classes and are subject to a term of office of three years and shall automatically retire from office (unless vacated sooner) on the expiry of such term, unless appointed for an additional term. Directors may be removed from office by an ordinary resolution of the shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found by our company to be or to have become of unsound mind. Our officers are appointed by and serve at the discretion of our board of directors.

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

Compensation Committee

Our compensation committee consists of Mr. Hochman and Mr. Stastney. Mr. Hochman acts as the chairman of our compensation committee. Our board has determined that both Mr. Hochman and Mr. Stastney qualify as an independent director of our company within the meaning of the current NYSE rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Dr. Cao, Mr. Hochman and Mr. Dixon, each of whom satisfies the “independence” requirements under current NYSE rules. Dr. Cao acts as the chairman of our corporate governance and nominating committee. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D. Employees

As of December 31, 2010, we had entered into written employment contracts with 697 employees. The following table sets forth the number of employees categorized by function as of December 31, 2010:

	Number of Employees	(%)
Management	34	5.0
Finance	36	5.2
Project Construction, Operations and Management	484	69.3
Administrative and Human Resources	143	20.5

Total:	697	100.0

As of December 31, 2010, we had 35 employees working at our headquarters, 175 employees working in Zhejiang province, 4 employees working in Sichuan province, 148 employees working in Yunnan province, 312 employees working in Fujian province and 24 employees working in Henan province, respectively. As required by PRC regulations, our full-time employees in China participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. In November 2008, our New York office established a 401(k) retirement plan, which requires a dollar by dollar matching contribution from the employer, up to 3% of the employee’s annual salary. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2008, 2009 and 2010 was $0.4 million, $0.6 million and $0.9 million, respectively.

Each of our executive officers, including Mr. Kuhns, Dr. Lin, Mr. Li and Mr. Gan, has entered into a confidentiality and non-competition agreement with us. The non-competition provisions prohibit the executive officers from engaging in any activities that compete with our business during, and for certain periods after, their employment with our company.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2011, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of ordinary shares beneficially owned by each person is based on 153,295,516 ordinary shares outstanding as of March 31, 2011. All ordinary shares owned by such person, including ordinary shares underlying share options and warrants that are exercisable within 60 days after March 31, 2011 are deemed to be outstanding and beneficially owned by that person for the purpose of computing the percentage ownership of that person, but are not considered outstanding for the purpose of computing the percentage ownership of any other person.

Name	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers
John D. Kuhns(1)	3,084,461	2.0
Dr. Yong Cao	*	*
Anthony H. Dixon	*	*
Richard H. Hochman(1)	1,002,211	0.7
Dr. You-Su Lin(1)	*	*
Shadron Lee Stastney	*	*
Stephen Outerbridge	*	*
“James” Tie Li(1)	*	*
Mary E. Fellows(1)	*	*
Wu Gan	*	*
Xinchun Lian	*	*
You Li	*	*
Lianghong Tu	*	*
Jin Cao	*	*
Huangkang Xiong	*	*
Hong Zhang	*	*
Jianbin Zhou	*	*
Gang Meng	*	*
Shu Zhang	*	*
All Directors and Executive Officers as a Group(2)	8,811,948	5.7

Name	Ordinary Shares Beneficially Owned
	Number	Percent
Principal Shareholders:
CPI Ballpark Investments Ltd.(3)	30,858,964	20.1
Jennison Utility Fund(4)	19,334,754	12.6
Vicis Capital Master Fund(5)	48,882,716	31.9
Swiss Re Financial Products Corporation(6)	10,114,506	6.6
Morgan Joseph & Co. Inc.(7)	8,473,185	5.5
Blue Ridge Investments LLC(8)	7,885,431	5.1
Prudential Financial, Inc.(9)	19,334,754	12.6

*	Upon exercise of all options and warrants exercisable within 60 days after March 31, 2011, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)

Pursuant to the Amended and Restated Limited Liability Company Agreement of China Hydro, LLC dated as of November 6, 2006, John D. Kuhns and Richard H. Hochman have the power to direct the voting of ordinary shares of our company held by China Hydro, LLC. All of the members, including but not limited to, John D. Kuhns, “James” Tie Li, Mary E. Fellows, Dr. You-Su Lin and Richard H. Hochman, have a right to receive certain number of our shares in proportion to their pro rata interest in China Hydro, LLC. The shares of our company held by China Hydro, LLC were distributed to its members and John D. Kuhns received 1,722,470 shares, Richard H. Hochman will received 988,553 shares, “James” Tie Li received 532,967 shares, Mary E. Fellows received 416,667 shares, and You-Su Lin received 949,634 shares. The shares held by China Hydro, LLC consisted of 8,708,333 ordinary shares and 750,000 ordinary shares issuable upon the exercise of a warrant granted to China Hydro, LLC were all distributed to its shareholders in 2010.

(2)

Includes ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon the exercise of all of the options and warrants that are exercisable within 60 days after March 31, 2011, held by all of our directors and executive officers.

(3)

Based on a Schedule 13D/A filed by Bank of America Corporation on February 14, 2011. CPI Ballpark Investments Ltd. is a limited liability company organized under the laws of Mauritius. The mailing address of CPI Ballpark Investments Ltd. is 4th Floor, IBL House, Caudan, Port Louis, Republic of Mauritius. CPI Ballpark Investments Ltd. is wholly owned by Indopark Holdings Ltd., which is registered in the Republic of Mauritius. The mailing address of Indopark Holdings Limited is 4th Floor, IBL House, Caudan, Port Louis, Republic of Mauritius. The sole shareholder of Indopark Holdings Limited is Merrill Lynch L.P. Holdings Inc., a company incorporated in the State of Delaware, USA. Merrill Lynch L.P. Holdings Inc. is wholly owned by Merrill Lynch Group, Inc., a company incorporated in the State of Delaware, USA. Merrill Lynch Group, Inc. is wholly owned by Merrill Lynch & Co., Inc., a non-bank subsidiary of Bank of America Corporation, a public company listed on the NYSE. Bank of America Corporation, through its subsidiaries, beneficially owns 25.3% of our ordinary shares. Through publicly available information, we are aware of a potential share transfer between CPI Ballpark Investments Ltd. and Blue Ridge Investments, LLC.

(4)

Based on a Schedule 13G filed by Jennison Associates LLC, investment advisor to Jennison Utility Fund, on February 14, 2011. Jennison Utility Fund, a series of Jennison Sector Funds, Inc., is an affiliate of Pruco Securities, LLC, Prudential Equity Group, LLC, Prudential Investment Management Services LLC, American Skandia marketing, Incorporated, Prudential Bache Securities, LLC and Prudential Bache Commodities, LLC, each a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended. Jennison Associates LLC is the sub-advisor to Jennison Utility Fund, a series of Jennison Sector Funds, Inc., an investment company registered under the Investment Company Act of 1940. Shaun Hong, a portfolio manager of Jennison Utility Fund and a Managing Director of Jennison Associates LLC has the authority to vote the shares owned by the Jennison Utility Fund. The address of Jennison Utility Funds, Inc. is c/o Jennison Associates, LLC, 466 Lexington Avenue, New York, New York 10017.

(5)

Includes 30,216,050 ordinary shares and 18,666,666 ordinary shares upon the exercise of a warrant granted to Vicis Capital Master Fund that is exercisable within 60 days after March 31, 2011. Vicis Capital Master Fund is a sub-trust of the Vicis Capital Master Series Trust, a unit trust organized under the laws of the Cayman Islands. The address of Vicis Capital Master Fund is Tower 56, Suit 700, 126 E. 56th Street, 7th Floor, New York, NY 10022. The address of Capital Master Series Trust is P. O. Box 1043GT, Caledonian House, First Floor, 69 Dr Roys Dr, George Town, Grand Cayman, Cayman Islands, BWI. Vicis Capital, LLC is the investment adviser to Vicis Capital Master Fund. John Succo, Shadron Lee Stastney and Sky Lucas have voting and investment control over the securities beneficially owned by Vicis Capital Master Fund and Victus Capital, LP. Shadron Lee Stastney in his capacity as the managing director of Vicis Capital Master Fund and Vicis Capital, LP has the voting and investment power over the shares listed. Victus Capital, LP is affiliated with a broker-dealer.

(6)

Based on a Schedule 13G filed by Swiss Re Financial Products Corporation on February 11, 2011. Swiss Re Financial Products Corporation is a limited liability company organized under the laws of Delaware. The mailing address of Swiss Re Financial Products Corporation is 55 East 52nd Street, New York, New York 10055. Swiss Re Financial Products Corporation is an indirect, wholly owned subsidiary of Swiss Reinsurance Company, a limited liability company organized under the laws of Switzerland. The mailing address of Swiss Reinsurance Company is Mythenquai 50/60, CH-8022, Zurich, Switzerland. Swiss Reinsurance Company is a publicly registered company that trades on the SIX Swiss Exchange.

(7)

Includes 8,134,233 ordinary shares to be issued upon the exercise of warrants granted to Morgan Joseph & Co. Inc. and 10,000 ordinary shares to be issued upon the exercise of options granted to Dennis Galgano that are exercisable within 60 days after March 31, 2011. Morgan Joseph & Co. Inc. is a wholly owned subsidiary of Morgan Joseph Holdings Inc. Morgan Joseph Holdings Inc. is in turn owned by the employees, former employees and investors in Morgan Joseph Holdings Inc. The Board of Directors of Morgan Joseph Holdings Inc. has the power to direct the voting and disposition of our shares held by Morgan Joseph & Co. Inc. The board consists of Mary Lou Malanoski, John Sorte, Roger T. Briggs, John A. Morgan, Steven D. Blecher, and Edmund A. Hajim. The address of Morgan Joseph & Co. Inc. is 600 Fifth Avenue, 19th Floor, New York, New York 10020

(8)

Based on a Schedule 13D/A filed by Bank of America Corporation on February 14, 2011. Blue Ridge Investments, LLC is a limited liability company organized under the laws of Delaware. Blue Ridge Investments, LLC is wholly owned by BANA Holding Corporation, a company incorporated in the State of Delaware, USA. BANA Holding Corporation is wholly owned by BAC North America Holding Company, a company incorporated in the State of Delaware, USA. BAC North America Holding Company is wholly owned by NB Holdings Corporation, a non-bank subsidiary of Bank of America Corporation, a public company listed on the NYSE. The mailing address of Blue Ridge Investments, LLC is c/o Bank of America Securities, 1633 Broadway, 27th Floor, New York, New York 10019. Bank of America Corporation, through its subsidiaries, beneficially owns 25.3% of our ordinary shares. Through publicly available information, we are aware of a potential share transfer between CPI Ballpark Investments Ltd. and Blue Ridge Investments, LLC.

(9)

Based on Schedule 13G filed by Prudential Financial, Inc. (“Prudential”) on January 31, 2011. Prudential may be deemed the beneficial owner and may have direct or indirect voting and/or investment discretion over 6,444,918 ADSs (representing 19,334,754 ordinary shares) of the Company which are held for Prudential’s own benefit or for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential Financial, Inc. is a parent holding company and the direct or indirect parent of Jennison Associates LLC, investment advisor to Jennison Utility Fund.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership”

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

During the period from December 31, 2008 to December 31, 2010, the Company rented office space from Kuhns Brothers, Inc. The rental expenses for the years ended December 31, 2008, 2009 and 2010 were $257,000, $288,000 and $288,000 respectively, which were expensed in our consolidated statements of operations.

In November 2009, we paid $0.2 million to Kuhns Brothers, Inc. as consideration for its financial advisory services in connection with our Series C convertible redeemable preferred shares offering.

During the period from January 1, 2008 to December 31, 2010, Kuhns Brothers, Inc. paid for certain general and administrative services provided to us on a reimbursement basis. The general and adminiistrative services were $70,185, $75,405 and $97,927 respectively for the year ended December 31, 2008, 2009 and 2010, which were expensed in our consolidated statements of operations. These amounts were subsequently repaid in full by us.

Transactions with China Carbon Investment Consulting Ltd. and China Silicon Zhuo-Xin Investment Consulting Ltd.

China Carbon Investment Consulting Ltd. and China Silicon Zhuo-Xin Investment Consulting Ltd. are companies that are controlled by Mr. John D. Kuhns, our chairman and Chief Executive Officer. During the year ended December 31, 2008, we paid $81,000 and $32,000 of miscellaneous expenses on behalf of China Carbon Investment Consulting Ltd. and China Silicon Zhuo-Xin Investment Consulting Ltd., respectively. As of December 31, 2009, $1,000 was due to China Carbon

Investment Consulting Ltd. Such balances are unsecured, interest free and repayable on demand. The balance was fully repaid to the Company in June, 2010.

Transactions with Henan Lantian Group Co., Ltd.

During the year ended December 31, 2010, Wuyue made a prepayment of US$1,251 to Henan Lantian Group Co., Ltd, the original controlling shareholder, for the construction of Wuyue’s hydroelectric project.

Transactions with Sanming City Chenyang Hydroelectric Co., Ltd.

Sanming City Chenyang Hydroelectric Co., Ltd. is a minority shareholder of Wangkeng. We received a deposit of $0.2 million in the year ended December 31, 2008 from Sanming City Chenyang Hydroelectric Co., Ltd. which represented the guarantee provided to us by Sanming City Chenyang Hydroelectric Co., Ltd. Such balances to Sanming City Chenyang Hydroelectric Co., Ltd. as of December 31, 2009 were unsecured and interest free. This amount is to be returned to Sanming City Chenyang Hydroelectric Co., Ltd. by us within ten days following the date that the original shareholders of Wangkeng provide us with final documentation relating to the acquired power station and related dam and reservoir. While the original shareholders were required to provide such documentation to us prior to August 9, 2009, pursuant to the equity transfer purchase agreements of Wangkeng, they have not yet done so. We have requested the original shareholders to provide us with such documentation and we anticipate we will receive the documentation in the year of 2011.

In November and December 2010, Xiaopengzu borrowed RMB6 million ($0.9 million) and RMB9 million ($1.3 million) respectively from Sanming City Chenyang Hydroelectric Co., Ltd. as fund for working capital. As of December 31, 2010, the balance of RMB15 million ($2.2 million) is unsecured, interest free and repayable on demand.

In November 2010, Fujian Huabang paid RMB31 million ($4.6 million) to Sanming City Chenyang Hydroelectric Co., Ltd. as depsosit for the acquisition of the remaining 10% noncontrolling interest in Wangkeng. The balance of $4.6 million due from Sanming City Chenyang Hydroelectric Co., Ltd. is unsecured and interest free.

Payable balances to Nanping City Xingshui Co., Ltd. and Xiamen Youen Hydropower Development Co., Ltd.

Nanping City Xingshui Co., Ltd. is a minority shareholder of Jinlong, and Xiamen Youen Hydropower Development Co., Ltd. are minority shareholders of Jintang and Jinwei. In December 2010, we completed our purchase of Shaowu City Jinling Hydropower Co. Ltd. (hereafter “Jinling”), together with Jinling’s 55% controlling interest in Jinlong, Jinling’s 74% controlling interest in Jintang, and Jinling’s 74% controlling interest in Jinwei. As of December 31, 2010, the amount of RMB9.4 million (US$1.4 million) due to Nanping City Xingshui Co., Ltd., and RMB59.3 million (US$8.9 million) due to Xiamen Youen Hydropower Development Co., Ltd. as of December 31, 2010 represent the current liabilities acquired in the acquisition of Jinlong, Jintang and Jinwei. These amounts are unsecured, and bear a float interest of 6.0% and 7.2% per annum respectively.

Transactions with Bank of America Corporation

In November 2009, the company paid $0.8 million to Merrill Lynch Far East Limited, an entity beneficially owned by Bank of America Corporation, as consideration for its financial advisory services in connection with the Series C convertible redeemable preferred shares offering.

Legal Services Provided by Zhongsheng Law Firm

We paid $60,000, $12,000 and $12,005 in 2008, 2009 and 2010, respectively, for legal services provided by Zhongsheng Law Firm. Gang Li, the brother of Mr. “James” Tie Li, is a partner of Zhongsheng Law Firm and provided legal services to us.

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

In January 2008, we issued in a private placement to seventeen institutional investors an aggregate of 150,025 Series A convertible redeemable preferred shares at $1,000 per share for an aggregate consideration of $150.0 million. The seventeen institutional investors and their respective purchases are as follows: CPI Ballpark Investments Ltd., 50,000 shares; Jennison Utility Fund, 30,000 shares; Vicis Capital Master Fund, 28,500 shares; Swiss Re Financial Products Corporation, 10,000 shares; Citigroup Global Markets Inc., 10,000 shares; Sandelman Partners Multi-Strategy Master Fund, Ltd., 5,000 shares; HSBC GEM Common Fund, 1,750 shares; HSBC Global Investment Fund—New World Income Fund, 2,275 shares; Jayhawk Private Equity Co.—Invest Fund, LP, 207 shares; Jayhawk Private Equity Fund, LP, 3,293 shares; each of Rosebud Trust—Green, AGE Trust—Green, Kazak II Trust—Green, Tehachapi Pass Trust—Green and NISA Revocable Trust, 600 shares; Radcliffe SPC, Ltd., 3,000 shares; and Concordia Asia Pacific Multi-Strategy Master Fund LP, 3,000 shares. Upon the closing of the initial public offering, each Series A convertible redeemable preferred share and the dividends paid thereon was be converted into 337.8 ordinary shares. In May 2008, we issued stock dividends to each of the holders of the Series A convertible redeemable preferred shares at the rate of 0.0145 share per Series A convertible redeemable preferred share for the period from January 23, 2008 through March 15, 2008. In connection with the issuance of the Series A convertible redeemable preferred shares in January 2008, the Company paid Morgan Joseph & Co. Inc. a placement agent fee pursuant to a previously executed placement agent agreement. From early 2008 through November 2009, Richard Hochman, a director of the

Company, was an associated registered representative with Morgan Joseph & Co. Inc. (but not an employee, officer, director or controlling person of Morgan Joseph & Co. Inc.). In that capacity, in April 2008, Morgan Joseph & Co. Inc. paid Mr. Hochman commissions in the amount of $308,000.

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

2008 Share Incentive Plan

We have granted share options to some of our directors, officers and related parties. See “Management—2008 Share Incentive Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements.”

Legal Proceedings

See Item 4, “Information on the Company—Business Overview—Legal Proceedings.”

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

Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their respective accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange laws and other laws and regulations. In particular, wholly foreign-owned enterprises in China are required to set aside at least 10% of their after-tax profits each year, if any, to fund their reserve fund unless such reserve fund has reached 50% of their respective registered capital and to set aside a percentage of their after-tax profits, if any, to their employee bonus and welfare fund which is decided by their respective boards of directors. Sino-foreign equity joint ventures are also required to set aside a percentage of their annual after-tax profits, if any, to their reserve fund, enterprise development fund and employee bonus and welfare fund at percentages that are decided by their respective boards of directors. PRC domestic companies are required to set aside at least 10% of their after- tax profits each year, if any, to fund their respective statutory reserve fund unless such fund has reached 50% of their respective registered capital. Such cash reserve may not be distributed as cash dividends. In addition, if any of our PRC operating subsidiaries incurs further debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Some of our subsidiaries are restricted from paying dividends by the terms of outstanding loan agreements. See “Risk Factors—Risks Relating to our Company and the PRC Hydropower Industry—Certain of our operating subsidiaries are parties to loan agreements that provide for lender rights that may adversely affect our ability to operate our business and restrict our ability to pay dividends.”

B. Significant Changes

ITEM 9. THE OFFER AND LISTING.

A. Offering and listing details.

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “CHC” since January 25, 2010. The following table sets forth the high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High	Low
Yearly highs and lows
Year 2010	$14.80	$5.60
Quarterly highs and lows
First Quarter 2010	14.80	8.51
Second Quarter 2010	9.85	7.12
Third Quarter 2010	8.09	5.60
Fourth Quarter 2010	7.90	5.82
First Quarter 2011	7.64	6.90
Monthly highs and lows
January 2010	14.80	12.28
February 2010	12.66	8.58
March 2010	10.49	8.51
April 2010	9.54	8.26
May 2010	9.85	7.14
June 2010	8.21	7.12
July 2010	8.09	5.60
August 2010	6.27	5.63
September 2010	6.19	5.68
October 2010	7.70	5.82
November 2010	7.90	6.69
December 2010	7.65	6.99
January 2011	7.47	6.92
February 2011	7.64	6.90
March 2011 (March 1, 2011 through March 30, 2011)	7.72	7.04

On April 1, 2011, the closing sale price of our ADSs as reported on the New York Stock Exchange was $7.25 per ADS.

Our warrants are listed for trading on the New York Stock Exchange under the symbol “CHCWS” since January 25, 2010. The following table sets forth the monthly high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High	Low
Yearly highs and lows
Year 2010	1.77	0.28
Quarterly highs and lows
First Quarter 2010	1.77	0.35
Second Quarter 2010	1.19	0.35
Third Quarter 2010	1.20	0.45
Fourth Quarter 2010	0.85	0.28
First Quarter 2011 (January 1, 2011 through March 28, 2011)	0.38	0.26
Monthly highs and lows
January 2010	$1.77	$1.20
February 2010	1.55	0.95
March 2010	1.33	0.35
April 2010	1.10	0.35
May 2010	1.19	0.49
June 2010	0.97	0.48
July 2010	1.20	0.54
August 2010	0.80	0.45
September 2010	0.52	0.42
October 2010	0.72	0.39
November 2010	0.85	0.46
December 2010	0.58	0.28
January 2011	0.39	0.25
February 2011	0.38	0.26
March 2011 (March 1, 2011 through March 28, 2011)	0.35	0.26

On March 28, 2011, the closing sale price of our warrants as reported on the New York Stock Exchange was $0.31 per warrant.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Law (2010 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is situated at the offices of Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, George Town, Grand Cayman, KY-1108 or at such other place in the Cayman Islands as the directors of the Company may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2010 Revision), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

Our board of directors consists of seven directors, including four independent directors. Directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest. Directors are not required to hold shares; however, a minimum share requirement for directors may be established at a general meeting. Directors may exercise all powers of our company to borrow money, under our Amended and Restated Memorandum and Articles of Association, in a variety of ways, including issuing bonds and other securities either outright or as security for any debt liability or obligation of our company or of any third party.

Ordinary Shares

General. The ordinary shares of the Company are issued in book-entry form only. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law. All dividends or distributions will be paid out of our realized or unrealized profits, or out of the share premium account or other reserve account permitted by the Companies Law.

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded or required by the rules of the designated stock exchange. A poll may be demanded by (i) the chairman of the meeting, (ii) a shareholder or shareholders present in person by its duly authorized representative or by proxy, and holding not less than one-tenth of the issued share capital of our voting shares; (iii) by at least three shareholders present in person or represented by proxy, or (iv) any shareholder, present in person or represented by proxy, holding shares conferring the right to vote at such meeting, being shares on which as aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all such shares conferring such right.

A quorum required for a meeting of shareholders consists of one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, holding not less than one-third of the total voting rights of ordinary shares represented at a general meeting. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or by one or more members holding an aggregate of one-third of the issued and outstanding shares. Advance notice of at least twenty-one days is required for the convening of a general meeting.

No business may be transacted at a general meeting, other than business that is specified in a notice given at the direction of, or otherwise properly brought before the meeting by, our board of directors or is properly brought by a shareholder who provides us with advance notice, in accordance with our Amended and Restated Memorandum and Articles of Association, describing the business desired to be conducted at the general meeting.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name or an amendment to our Amended and Restated Memorandum and Articles of Association.

Transfer of Shares. Subject to the restrictions of our Amended and Restated Memorandum and Articles of Association, as more fully described below, any of our shareholders may transfer all or any of his or her ordinary shares by executing an instrument of transfer and, upon approval by the board in writing, the name of the transferee is entered into the register of shareholders in order for the transfer to become effective.

If a shareholder dies, the legal representative of the deceased shareholder is the only person recognized as having title to his share interest. Any person entitled to a share as a result of death or bankruptcy or liquidation or dissolution of a shareholder (or in any other way than by transfer) may, upon providing evidence of such right, elect to become the holder of the share or nominate someone as the transferee. In either case, our directors have the same right to decline or suspend registration as they would have in the case of a transfer of the share by the shareholder before his death or bankruptcy, unless the transferee is an immediate family member of the shareholder or a trust for their benefit.

Liquidation. On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Redemption of Shares. Subject to the provisions of the Companies Law and our Amended and Restated Memorandum and Articles of Association and to any special rights conferred on the holders of any shares or class of shares, the board of directors may issue shares on terms that they are subject to redemption at the option of the board or at the option of the holders, on such terms and in such manner as may be determined by ordinary resolution, before the issue of the shares.

Variations of Rights of Shares. The rights attached to any class of shares may, subject to the provisions of the Companies Law and to any special rights attached to any class of shares, be varied with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class at which the necessary quorum shall be one or more persons holding or representing by proxy not less than one-third of the issued shares of that class.

Cumulative Voting. Under Cayman Islands law, cumulative voting is allowed. However, under our Amended and Restated Memorandum and Articles of Association cumulative voting is not allowed. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Designations and Classes of Shares. Upon the closing of this offering all of our issued shares will be ordinary shares. Our Amended and Restated Articles of Association provide that our authorized unissued shares shall be at the disposal of our board of directors, which may subject to any special rights conferred on the holders of any shares or class of shares, offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board may in its absolute discretion determine. In particular, our board of directors is empowered to redesignate from time to time authorized and unissued ordinary shares as other classes or series of shares, to authorize from time to time the issuance of one or more series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers and liquidation preferences, and to increase or decrease the size of any such class or series, to the extent permitted by the Amended and Restated Articles of Association and the Companies Law.

Preferred Shares

Our board of directors will have the authority, without further action by our shareholders, to issue new preferred shares in one or more tranches, which may have powers and rights, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, greater than the rights associated with our ordinary shares. These new preferred shares could thus be issued quickly, and could have terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues new preferred shares, the market price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

Please refer to Item 4, “Information on the Company—Regulation”.

E. Taxation (The final shall be the same as in the Audit Financial)

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

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the securities that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source thereof, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date. If a beneficial owner of the securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non- U.S. Holders are described below under the heading “Tax Consequences to Non-U.S. Holders of Ordinary Shares and Warrants”.

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

If PRC taxes apply to any gain from the disposition of a warrant by a U.S. Holder (see “Taxation—People’s Republic of China Taxation,” above), such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company” and “—Controlled Foreign Corporation,” the gross amount of any distribution made by us on the ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares or ADSs or rights to acquire ordinary shares or ADSs and certain distributions in redemption of ordinary shares or ADSs, will be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when actually or constructively received by the U.S. Holder, in the case of ordinary shares, or when actually or constructively received by the depositary, in the case of ADSs. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such ordinary shares or ADSs. We, however, may not calculate earnings and profits in accordance with U.S. federal income tax principles. In this case, U.S. Holders may have to treat all distributions as dividends.

Certain dividends received by non-corporate U.S. Holders, including individuals, in taxable years beginning before January 1, 2011, will be subject to a maximum income tax rate of 15%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to ordinary shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. A qualified foreign corporation is any non-U.S. corporation if (a) either (i) its stock is readily tradable on an established securities market in the United States or (ii) it is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, and (b) it is not a passive foreign investment company (as discussed below) for both the taxable year in which the dividend is paid and the preceding taxable year. We expect to be considered a qualified foreign corporation because our ADSs will be listed on the NYSE. Accordingly, subject to the discussions below under “—Passive Foreign Investment Company” and “—Controlled Foreign Corporation,” dividends paid by us on our ADSs should be eligible for the reduced income tax rate. In addition, if we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, see “Taxation—People’s Republic of China Taxation”. Dividends paid by us will not be eligible for the “dividends received” deduction allowed to corporate shareholders with respect to dividends received from U.S. corporations. The U.S. Treasury Department has announced its intention to promulgate rules pursuant to which U.S. Holders of the ordinary shares or ADSs and intermediaries through whom such ordinary shares or ADSs are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such rules have not yet been issued, it is not clear whether we will be in a position to comply with them. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their particular circumstances.

Dividends paid by us will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. If PRC withholding taxes apply to dividends paid to a U.S. Holder with respect to our ADSs or ordinary shares, see “Taxation—People’s Republic of China Taxation”, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

Certain distributions of additional ordinary shares or ADSs to U.S. Holders with respect to their ordinary shares or ADSs that is made as part of a pro rata distribution to all shareholders will not be subject to U.S. federal income tax.

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company” and “—Controlled Foreign Corporation,” a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the ordinary shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs. Such gain or loss will be a capital gain or loss and will be long-term capital gain, taxable at a reduced rate for non-corporate U.S. Holders, including individuals, or loss if, on the date of sale or disposition, such ordinary shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss on the sale or disposition by a U.S. Holder will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes, subject to certain exceptions and limitations. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, see “Taxation—People’s Republic of China Taxation”, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. The U.S. foreign tax credit rules are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the application of such foreign tax credit rules.

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

If we are regarded as a PFIC, a U.S. Holder of ordinary shares or ADSs must make an annual return on IRS Form 8621, reporting distributions received and gains realized with respect to these interests. The reduced tax rate for dividend income, as discussed above under “—Dividends,” is not applicable to dividends paid by a PFIC. Further, if we are regarded as a PFIC, under Code Section 1289(f), which was added to the Code on March 18, 2010, a U.S. Holder of ordinary shares or ADSs may be required to file an annual information return even if such person did not recognize gain on the sale of such PFIC stock received a distribution from such PFIC, or made a QEF election with respect to such PFIC.

A PFIC that is also a CFC (see “Controlled Foreign Corporation”, above) will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation much be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a U.S. Holder is a U.S. 10% shareholder—see “Controlled Foreign Corporation”, above).

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

The U.S. federal income tax treatment of a Non-U.S. Holders’s exercise of a warrant generally will correspond to the U.S. federal income tax treatment of the exercise of a warrant by a U.S. Holder, as described under “Tax Consequences to U.S. Holders of Ordinary Shares and Warrants—Exercise of Warrants” above.

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

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

I. Subsidiaries Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates, and foreign currency exchange rates.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash, which is held primarily in interest-bearing bank deposits or investment products provided by PRC banks. The long-term loans outstanding as of

December 31, 2010 totaled 285.1 million, relating to RMB denominated loans of $18.6 million, $17.4 million, $13.5 million, $20.7 million, $29.5 million, $18.1 million, $9.5 million, $10.0 million, $12.5 million, $19.9 million, $10.7 million, $23.5 million, $40.6 million, $18.4 million and $22.0 million obtained by Binglangjiang, Hengda, Xineng, Xiaopengzu, Wuliting, Yingchuan, Zhougongyuan, Shapulong, Ruiyang, Jiulongshan, Yuanping, Yuheng, Banzhu, Wangkeng, Jingling and its subsidiaries respectively. The average interest rate on our long-term loans for the 2010 was 6.26%. Assuming the principal amount of the outstanding long-term borrowings remains approximately the same as of December 31, 2010 a 1.0% increase in each applicable interest rate would add approximately $2.9 million to our interest expense in 2010. We have not used derivative financial instruments in our investment portfolio. Interest- bearing instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income, in particular interest income on the proceeds from the initial public offering and from other equity financings, may fall short of expectations due to changes in market interest rates.

Foreign currency risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic condition. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 6.5%, 6.4%, 0.1%, and 3.0% in 2007, 2008, 2009 and 2010, respectively. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and reduce their level of intervention in the foreign exchange market. Because substantially all of our earnings and cash assets are denominated in Renminbi and the net proceeds from our initial public offering were denominated, and we maintain our consolidated financial statements in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Fluctuations in the Renminbi/U.S. dollar exchange rate will also affect the relative value of any dividend we reserve that will be exchanged into U.S. dollars and earnings from, and the value of, any Renminbi-denominated investments we make in the future. We have not entered into any hedging transactions that would reduce or increase our exposure to this foreign currency exchange risk. If the value of the Renminbi was to increase before we invested the proceeds from our initial public offering in assets denominated in Renminbi or to pay Renminbi-denominated expenses, the value of those U.S. dollar-denominated proceeds would be proportionally less.

Inflation

In recent years, China has not experienced significant inflation, and therefore inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 4.8%, 5.9%, 5.2% and 3.3% in 2007, 2008, 2009 and 2010, respectively. Based on the upward change of the Consumer Price Index in late 2007, the PRC government announced measures to restrict bank lending and investment in China in order to reduce inflationary pressures on China’s economy. The People’s Bank of China’s benchmark loan interest rate for one-year RMB denominated loans was 6.12%, 7.47%, 5.31% and 5.81% in 2007, 2008, 2009 and 2010, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. Debt securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book- entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.02 or less per ADS (or portion )	•	Any cash distribution made pursuant to the deposit agreement
	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered ADS holders
	•	Depositary services
	•	Expenses of the depositary
	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	•	Converting foreign currency to U.S. dollars
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary
Taxes and other governmental charges the depositary or the As necessary custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Fees and Other Payments Made by the Depositary to Us

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs up to certain amount for the ADRs, which consist of the standard out-of-pocket legal fees and disbursements, including preparing and deposit Agreement and Form F-6. It also agreed to waive us certain value-added services fees, certain technology services fees, and certain administration and ongoing ADR holder servicing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. From December 31, 2009 through December 31, 2010, the depository reimbursed us a gross amount of $600,000. The depository also waived us an amount of $97,718 for certain technology services fees such as ADR insight and certain administration ADR holder servicing fees.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2008, 2009 and 2010.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2010 (the "Evaluation Date"), the end of the fiscal year covered by this annual report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the evaluation date, our disclosure controls and procedures were effective, to ensure that information required to be disclosed by our company in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15 and 15d-15 of the Securities Exchange Act of 1934.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria in the Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that, as of December 31, 2010, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

In view of the limited timeframe between date of acquisition and December 31, 2010, management has excluded from our assessment of internal control over financial reporting at Henan WuYue Storage Power Generating Co., Ltd., YingJiang County QinRui HuSaHe Hydropower Power Co.,Ltd., FuGong County HengDa Hydroelectric Development Co., Ltd., FuGong County XiNeng Hydroelectric Development Co., Ltd., LuQuan XiaoPengZu Electric Power Development Co., Ltd., Shaowu City Jinling Hydropower Co., Ltd., Shaowu City Jinlong Hydropower Co., Ltd., Shaowu City Jintang Hydropower Co., Ltd. and Shaowu City Jinwei Hydropower Co., Ltd., which were acquired by us on the date illustrated in the following table and whose aggregated financial statements constitute 30 percent of total assets and 7 percent of revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2010. Management was also of the view that any potential risk from these acquired entities is manageable and should not be a key concern for the year.

Acquired Company Name	Acquisition Date
Henan WuYue Storage Power Generating Co., Ltd.	23 March, 2010
YingJiang County QinRui HuSaHe Hydropower Co.,Ltd.	19 April, 2010
FuGong County HengDa Hydroelectric Development Co., Ltd.	22 June,2010
FuGong County XiNeng Hydroelectric Development Co., Ltd.	16 Aug, 2010,
LuQuan XiaoPengZu Electric Power Development Co., Ltd.	8 September, 2010
Shaowu City Jinling Hydropower Co., Ltd.	30 December, 2010
Shaowu City Jinlong Hydropower Co., Ltd.	30 December, 2010
Shaowu City Jintang Hydropower Co., Ltd.	30 December, 2010
Shaowu City Jinwei Hydropower Co., Ltd.	30 December, 2010

This annual report does not include an attestation report of our registered public accounting firm, Ernst & Young Hua Ming, regarding our internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) that permit us, non-accelerated filer, to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

We previously disclosed in our annual report on Form 20-F for the year ended December 31, 2009 that we had identified the following material weaknesses in internal control over financial reporting:

(i)	Insufficient U.S. GAAP qualified accounting and finance personnel and

(ii)	Ineffective process for documenting and applying key accounting policies and procedures.

During 2010, we implemented the following remediation measures to address the weaknesses described above:

(i)

Hired a financial controller and tax accountant with sufficient U.S. GAAP competence in our financial reporting function to improve the quality of our U.S. GAAP accounting books and records, primarily in the area of income tax accounting and acquisition accounting; A U.S. GAAP reporting team consisted of 6 personnel with rich U.S. GAAP working experiences and practices, under the leadership of our Chief Financial Officer, has been formed;

(ii)

Provided additional training to our existing financial and accounting personnel, including areas of new and emerging accounting standards, to furnish them with adequate knowledge of U.S. GAAP and SEC rules and disclosure requirements;

(iii)

Established a Significant Accounting Policies and Accounting Estimates manual as a critical accounting guidance to address significant accounting issues and assist accounting and finance personnel across all subsidiaries in preparing financial statements in compliance with U.S. GAAP and SEC requirements;

(iv)

Standardized the period-end closing checklist as well as the consolidation and reporting package across all subsidiaries with specific timing and content requirements to enhance controls over period closing and financial reporting processes;

(v)

Hired a director of internal compliance and set up internal audit function. Engaged a professional consulting company to work with our internal audit and information technology resources in evaluating, implementing and testing of internal control over financial reporting on a full scale;

(vi)	Held regular meetings of the audit committee to discuss significant accounting issues and approve the financial statements and others; and

(vii)	Established anonymous whistleblower systems for reporting violations of our governance policies, including policies regarding internal controls.

As of December 31, 2010, management determined that the applicable controls were effectively designed and operating so as to enable management to conclude that the aforementioned material weaknesses have been remediated.

Except for the remedial measures described above, there have been no significant changes in our internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or a reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2009	2010
	(In US $ thousands)
Audit fees(1)	$3,153	$1,807
Audit-related fees(2)	86	—
Tax fees	—	—
Other fees	$—	$—

(1)	Audit fees consist of fees billed associated with the annual audit, the reviews of our interim financial statements, the audit and report on the financial statements of the entities acquired by the Company. They also include the audit and review of financial statements and other assurance services rendered in connection with our initial public offering on January 25, 2010. Fees billed for those services that are normally provided by the independent auditors in connection with regulatory filings are also included.

(2)	Audit-related fees consist of the fees paid to the independent accountants for the review of our entity level controls.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming, including audit services, audit-related services, tax services and other services as described above are approved by the Audit Committee prior to the commencement to services.

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

ITEM 18. FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our Report on Form 6-K filed with the SEC on October 1, 2010)
2.1

Form of Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

2.2

Form of Deposit Agreement between the Registrant and the Bank of New York Mellon as depositary (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

2.3	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2)
2.4

Amended and Restated Shareholders Agreement, dated October 27, 2009, amongst the Registrant and its shareholders (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

2.5

Amended and Restated Right of First Offer and Co-Sale Agreement, dated October 27, 2009, amongst the Registrant and its shareholders (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

2.6	Form of Unit Certificate (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)
3.1

Amended and Restated Limited Liability Company Agreement of China Hydro, LLC, adopted as of November 6, 2006 (incorporated by reference to Exhibit 9.1 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.1

Warrant to Purchase Common Shares of the Registrant by China Hydro, LLC, dated November 10, 2006 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.2

2008 Share Incentive Plan of the Registrant and form of Option Agreement (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.3

Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.4

Sino-Foreign Equity Joint Venture Contract entered into by the Registrant, Zhejiang Water Resources and Hydroelectric Investment Group Co., Ltd. and Zhejiang Guangning Hydroelectric Development Co., Ltd. on November 6, 2007 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.5

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

4.6	(Intentionally left blank)
4.7

Share Transfer and Capital Increase Contract entered into by the Registrant, and Ye Jian Hua, Zhou Jian Bin and Zhejiang Dahua Construction Group Co., Ltd. on March 15, 2007 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.8

Supplemental Agreement entered into by the Registrant, Ye Jian Hua, Zhou Jian Bin and Zhejiang Dahua Construction Group Co., Ltd. on March 27, 2007 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.9

Share Transfer Agreement for Pingnan County Wangkeng Hydroelectric Co., Ltd. entered into by Sanming City Chenyang Hydroelectric Co., Ltd., Sanming City Fufeng Industrial Co., Ltd, Beijing Xunjing Interactive Technology Co., Ltd., Huang Shao Jian, Yu Rong Ji, Zhang Rong Bin, Sun Xiao Dong, Xie Fang Wu, Ye Chang He and the Registrant on August 9, 2008 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.10

Equity Joint Venture Contract for the establishment of Pingnan County Wangkeng Hydroelectric Co., Ltd. entered into by the Registrant and Sanming City Chenyang Hydroelectric Co., Ltd. on August 10, 2008 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.11

Equity Interest Transfer Contract entered into by Guangsha Construction Group Co., Ltd., Lu Chunliang and the Registrant regarding Qingtian Wuliting Hydropower Development Co., Ltd. on December 13, 2007 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.12

Equity Interest Transfer Contract entered into by Zhejiang Guangsha Stock Co., Ltd., Zhejiang Guangsha Hydropower Investment Co., Ltd. and the Registrant regarding Zhejiang Province Jingning Yingchuan Hydropower Development Co., Ltd. on December 13, 2007 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.13

Equity Interest Transfer Contract entered into by Guangsha Construction Group Co., Ltd., Lu Chunliang and the Registrant regarding Suichang County Jiulongshan Hydropower Development Co., Ltd. on December 13, 2007 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.14

Agreement relating to the Sale and Purchase of the equity of Sunpower Asia Limited entered into by the Registrant and Sanming Ruifeng Hydropower Investment Co., Ltd. on July 11, 2008 (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.15

Equity Interest Transfer Contract entered into by the Registrant, Sanming Ruifeng Hydropower Investment Co., Ltd. and Yong’an Ruifeng Hydroelectric Ltd. on July 11, 2008 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.16

Contract on Transfer of Ten Percent Equity Interests of Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered into by China Hydroelectric Corporation (Hong Kong) Limited and Sanming Ruifeng Economic Technological Development Ltd. on January 30, 2009 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.17

Supplemental Agreement of the Contract on Transfer of Ten Percent Equity Interests of Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered into by Sanming Ruifeng Economic Technological Development Ltd., China Hydroelectric Corporation (Hong Kong) Limited, Sanming Ruifeng Hydropower Investment Co., Ltd. and the Registrant on January 30, 2009 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.18

Joint Venture Contract Among Foreign Investors for Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered into by the Registrant, China Hydroelectric Corporation (Hong Kong) Limited and Sunpower Asia Limited in February 2009 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.19

Share Transfer Agreement for Pingnan County Yuheng Hydropower Co., Ltd. entered into by the Registrant and Fujian Province Anheng Assets Management Co., Ltd., Shanghai Yufeng Hotel Management Co., Ltd., Chen Can Ling, Wang Jiang, Zhang Rong Bin and Zhou Jian Biao on August 15, 2008 (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.20

Share Transfer Agreement for Pingnan County Yuanping Hydroelectric Co., Ltd. entered into by the Registrant and Lin Yun, Wu Ting Li, Zhang Yao Fang and Zhou Jian on August 15, 2008 (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.21

Consulting Agreement with Michael H. Best entered into on August 1, 2009† (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.22

Power Purchase Contract entered into by Yunnan Huabang Electric Power Development Co., Ltd. and Yunnan Dehong Electric Power Co., Ltd. on June 19, 2009 (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.23

Supplemental Agreement to Power Purchase and Sale Contract entered into by Yunnan Huabang Electric Power Development Co., Ltd. and Yunnan Dehong Electric Power Co., Ltd. on June 19, 2009 (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.24

Grid Connection and Dispatching Agreement entered into by Yunnan Dehong Electric Power Co., Ltd. and Yingjiang County Huafa Electric Power Development Co., Ltd. (formerly Yunnan Huabang Electric Power Development Co., Ltd.) on January 15, 2004 (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.25

Grid Connection and Dispatching Agreement entered into by Sichuan Cangxi Electric Power Co., Ltd. and Sichuan Huabang Hydroelectric Development Co., Ltd. on May 17, 2009 (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.26

Power Purchase and Sale Contract entered into by Sichuan Cangxi Electric Power Co., Ltd. and Sichuan Huabang Hydroelectric Development Co., Ltd. on May 16, 2009 (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.27

Grid Connection Economic Agreement entered into by Lishui Electric Power Bureau and Yunhe County Shapulong Hydropower Generation Co., Ltd. in October 2008 (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.28

Grid Connection and Dispatching Agreement for Wangkeng Hydropower Station entered into by Fujian Province Ningde Electric Power Industry Bureau and Pingnan County Wangkeng Hydroelectric Co., Ltd. on July 21, 2008 (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.29

Power Purchase and Sales Contract for Wangkeng Hydropower Station entered into by Fujian Province Electric Power Co., Ltd. and Pingnan County Fushun Hydroelectric Co., Ltd. on October 28, 2004 (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F- 1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.30

Grid Connection and Dispatching Agreement for Wuliting Hydropower Station entered into by Lishui Electric Power Bureau and Qingtian Wuliting Hydroelectric Development Co., Ltd. on November 20, 2008 (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.31

Grid Connection Economic Agreement entered into by Lishui Electric Power Bureau and Qingtian Wuliting Hydroelectric Development Co., Ltd. in November, 2007 (incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.32

Grid Connection and Dispatching Agreement for Jingning Yingchuan Hydropower Station entered into by Lishui Electric Power Bureau and Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. on November 20, 2008 (incorporated by reference to Exhibit 10.32to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.33

Grid Connection Economic Agreement entered into by Lishui Electric Power Bureau and Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. in November 2007 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333- 163558), as amended, initially filed with the SEC on December 8, 2009)

4.34

Intent Agreement of Conformity of Power Purchase and Supply in Rongping Supply Area entered into by Fujian Province Pingnan County Power Supply Co., Ltd., Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd., Pingnan County Hengli Hydroelectric Co., Ltd. and Pingnan County Yuheng Hydropower Co., Ltd. on August 31, 2007 (incorporated by reference to Exhibit 10.34 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.35

Grid Connection and Dispatching Agreement for Pingnan Yuanping Hydropower Station of Fujian Province entered into by Fujian Province Pingnan County Power Supply Co., Ltd. and Pingnan County Yuheng Hydropower Co., Ltd. on December 26, 2008 (incorporated by reference to Exhibit 10.35 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.36

Power Purchase and Sale Contract for old Yuanping Hydropower Station entered into by Fujian Province Pingnan County Power Supply Co., Ltd. and Pingnan County Yuheng Hydropower Co., Ltd. in December 2008 (incorporated by reference to Exhibit 10.36 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.37

Grid Connection and Dispatching Agreement for Yuanping Technological Upgrading Hydropower Station of Fujian Province entered into by Fujian Province Pingnan County Power Supply Co., Ltd. and Pingnan County Yuanping Hydroelectric Co., Ltd. on December 26, 2008 (incorporated by reference to Exhibit 10.37 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.38

Power Purchase and Sale Contract for Technological Upgrading Project of Yuanping Hydropower Station entered into by Fujian Province Pingnan County Power Supply Co., Ltd. and Pingnan County Yuanping Hydroelectric Co., Ltd. in December 2008 (incorporated by reference to Exhibit 10.38 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.39

Grid Connection and Dispatching Agreement for Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered by Fujian Province Sanming Power Industry Bureau and Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. on September 22, 2006 (incorporated by reference to Exhibit 10.39 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.40

Grid Connection and Power Purchase Agreement entered into by Fujian Province Sanming Power Industry Bureau and Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. on April 30, 1997 (incorporated by reference to Exhibit 10.40 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.41

Share Transfer Contract for Longquan Ruiyang Cascade II Hydroelectric Co., Ltd. entered into by Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd., Guangdong Qingneng Power Generation Group Co., Ltd. and Yao Lin Fu on August 11, 2009 (incorporated by reference to Exhibit 10.41 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.42

Share Transfer Contract for Thirteen Percent of the Equity Interests of Yunhe County Shapulong Hydropower Generation Co., Ltd. entered into by Zhejiang Province Water Resources and Hydroelectric Investment Group Co., Ltd. and the Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. on June 29, 2009 (incorporated by reference to Exhibit 10.42 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.43

Share Transfer Contract for Yunhe County Shapulong Hydropower Generation Co., Ltd. entered into by Zhejiang Guangning Hydroelectric Development Co., Ltd. and the Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. on July 22, 2009 (incorporated by reference to Exhibit 10.43 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.44

Grid Connection Economic Agreement entered into by Longquan Ruiyang Cascade II Hydroelectric Co., Ltd. and Lishui Power Industry Bureau in April 2007 (incorporated by reference to Exhibit 10.44 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.45

Grid Connection and Dispatching Agreement entered into by Longquan Ruiyang Cascade II Hydroelectric Co., Ltd. and Lishui Power Industry Bureau, Dispatching and Communication Center, on October 18, 2003 (incorporated by reference to Exhibit 10.45 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.46

Renminbi Loan Agreement (Long/Medium Term) entered into by Qingtian Wuliting Hydroelectric Development Co., Ltd. and Bank of China Limited, Lishui City Dayang Sub-branch, on March 19, 2009 (incorporated by reference to Exhibit 10.46 to our Registration Statement on Form F- 1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.47

Medium/Long-Term Renminbi Loan Contract entered into by Pingnan County Wangkeng Hydroelectric Co., Ltd. and Industrial Bank Co., Ltd., Ningde Branch, on March 24, 2009 (incorporated by reference to Exhibit 10.47 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.48

Renminbi Loan Contract (Medium/Long Term) entered into by Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. and Bank of China Limited, Fujian Province Branch, on June 16, 2009 (incorporated by reference to Exhibit 10.48 to our Registration Statement on Form F-1 (file no. 333- 163558), as amended, initially filed with the SEC on December 8, 2009)

4.49

Loan Contract entered into by Suichang County Jiulongshan Hydroelectric Development Co., Ltd. and Agricultural Bank of China, Lishui City Branch, on June 19, 2009 (RMB9.0 million) (incorporated by reference to Exhibit 10.49 to our Registration Statement on Form F-1 (file no. 333- 163558), as amended, initially filed with the SEC on December 8, 2009)

4.50

Loan Contract entered into by Suichang County Jiulongshan Hydroelectric Development Co., Ltd. and Agricultural Bank of China, Lishui City Branch, on June 19, 2009 (RMB216.0 million) (incorporated by reference to Exhibit 10.50 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.51

Memorandum of Understandings entered into by Bank of China, Fujian Branch, and China Hydroelectric Corporation in July 2009 (incorporated by reference to Exhibit 10.51 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.52

Employment Agreement entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and Fang Chen on July 1, 2008 (incorporated by reference to Exhibit 10.52 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.53

Employment Agreement entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and You-Su Lin on July 1, 2008 (incorporated by reference to Exhibit 10.53 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.54

Employment Agreement entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and Gan Wu on July 1, 2008 (incorporated by reference to Exhibit 10.54 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.55

Employment Agreement entered into by China Hydroelectric Corporation and Mary E. Fellows on January 1, 2009 (incorporated by reference to Exhibit 10.55 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.56

Employment Agreement entered into by China Hydroelectric Corporation and “James” Tie Li on January 1, 2009 (incorporated by reference to Exhibit 10.56 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.57

Employment Agreement entered into by China Hydroelectric Corporation and John D. Kuhns on January 1, 2009 (incorporated by reference to Exhibit 10.57 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.58

Employment Agreement entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and Xinchun Lian on October 1, 2008, as amended on January 13, 2009 (incorporated by reference to Exhibit 10.58 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.59

Labor Contract entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and Shu Zhang on May 12, 2009 (incorporated by reference to Exhibit 10.59 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.60

Labor Contract entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and Gang Meng on April 7, 2008, as amended on November 1, 2008† (incorporated by reference to Exhibit 10.60 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.61

Capital Increase Agreement for Henan Wuyue Storage Power Generation Co., Ltd. entered into by China Hydroelectric Corporation and Henan Lan Tian Group Co., Ltd. on October 22, 2009 (incorporated by reference to Exhibit 10.61 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.62

Form of Warrant to Purchase Ordinary Shares of the Registrant by Broadband Capital Management LLC to be dated the closing of the initial public offering (incorporated by reference to Exhibit 10.62 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.63

Warrant to Purchase Units Consisting of Ordinary Shares and Warrants to Purchase Ordinary Shares of the Registrant by Morgan Joseph & Co. Inc. dated November 10, 2006 (283,333 Units) (incorporated by reference to Exhibit 10.63 to our Registration Statement on Form F-1 (file no. 333- 163558), as amended, initially filed with the SEC on December 8, 2009)

4.64

Warrant to Purchase Units Consisting of Ordinary Shares and Warrants to Purchase Ordinary Shares of the Registrant by Morgan Joseph & Co. Inc. dated November 10, 2006 (550,000 Units) (incorporated by reference to Exhibit 10.64 to our Registration Statement on Form F-1 (file no. 333- 163558), as amended, initially filed with the SEC on December 8, 2009)

4.65

Warrant to Purchase Common Shares of the Registrant by JMG Capital Partners, L.P. dated September 28, 2007 (incorporated by reference to Exhibit 10.65 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.66

Warrant to Purchase Common Shares of the Registrant by JMG Triton Offshore Fund, Ltd. dated September 28, 2007 (incorporated by reference to Exhibit 10.66 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.67

Warrant to Purchase Preferred Shares or Ordinary Shares, as Applicable, of the Registrant by Morgan Joseph & Co. Inc. dated January 28, 2008 (incorporated by reference to Exhibit 10.67 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.68

Letter Agreement between the Registrant and Vicis Capital Master Fund dated April 11, 2007 (incorporated by reference to Exhibit 10.68 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.69	Form of warrant agreement (incorporated by reference to Exhibit 10.69 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)
4.70

Share Transfer Contract for Yingjiang County Qingrui Husahe Power Co., Ltd. dated as of March 2, 2010 between Dehong Qinrui (Group) Power Investment and Development Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd. (incorporated by reference to Exhibit 4.70 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.71

Share Transfer Contract for Fugong County Hengda Hydropower Generation Co., Ltd. (Aluhe Hydropower Station and Zilenghe Hydropower Station) dated as of April 14, 2010 between Yunnan Minfa Hydroelectric Development Group Co., Ltd., Xiamen Minrui Investment Co., Ltd. and Fujian Huabang Hydroelectric Investment Co., Ltd. (incorporated by reference to Exhibit 4.71 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.72

Share Transfer Contract for Fugong Xineng Power Development Co., Ltd. (Latudihe Hydropower Station) dated as of April 14, 2010 between Yunnan Minhe Hydroelectric Investment Co., Ltd. and Fujian Huabang Hydroelectric Investment Co., Ltd. (incorporated by reference to Exhibit 4.72 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.73

Supplemental Agreement on the Power Purchase and Sale Contract for the Year of 2010 (Contract Number: De Dian Si 2010-011) for Binglangjiang Power Station and Binglangjiang Expanded Power Station dated as of March 31, 2010 between Yunnan Huabang Electric Power Development Co., Ltd. and Dehong Power Supply Co., Ltd. (incorporated by reference to Exhibit 4.73 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.74

Supplemental Agreement on the Power Purchase and Sale Contract for the Year of 2010 (Contract Number: 2010-009) for Husahe Cascade III & VI Power Station and Mangxian Power Station (incorporated by reference to Exhibit 4.74 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.75

Power Purchase Agreement (contract Number: De Dian Si 2009-079) (Binglangjiang expanded Power Station) dated as of November 4, 2009 between Dehong Power Supply Co., Ltd. and Yunnan Huabang Electric Power development Co. (incorporated by reference to Exhibit 4.75 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.76

Supplemental Agreement on the Power Purchase and Sale Contract for the Year of 2009 (Contract Number: De Dian Si 2009-079) (Binglangjiang expanded Power Station) dated as of November 4, 2009 between Dehong Power Supply Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd. (incorporated by reference to Exhibit 4.76 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.77

Grid Connection Agreement (Serial Number: De Dian Ru Wang No. 2009-003) dated as of July 16, 2009 between Yunnan Dehong Electric Power Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd. (incorporated by reference to Exhibit 4.77 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.78

Share Transfer Contract for Luquan Xiaopengzu Power Generation Co., Ltd. dated as of April 23, 2010 among Fujian Huabang Hydroelectric Investment Co., Ltd. and various individual parties thereto (incorporated by reference to Exhibit 4.78 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.79

Shaowu City Qianling Hydroelectric Station Grid Connection Agreement dated as of October 19, 2000 between Shaowu Power Supply Bureau (hereinafter “Party A”) and Shaowu City Jinling Power Generation Co., Ltd.

4.80	Shaowu Power Supply Bureau Grid Connection and Dispatching Agreement dated December 20, 2002 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd.
4.81	Shaowu Power Supply Bureau Grid Connection and Dispatching Agreement dated December 15, 2003 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd.
4.82	Shaowu Power Supply Bureau Grid Connection and Dispatching Agreement dated October 15, 2004 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jintang Hydroelectric Co., Ltd.
4.83	Shaowu Power Supply Bureau Grid Connection and Dispatching Agreement dated October 15, 2004 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinlong Hydroelectric Co., Ltd.
4.84	Power Purchase and Sale Contract for Jinwei Hydropower Station dated as of January 2007 between Fujian Province Nanping Electric Power Industry Bureau and Shaowu City Jinwei Hydroelectric Co., Ltd.
4.85	Power Purchase and Sale Contract for Dongguan Hydropower Station dated as of March 2007 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd.

4.86	Power Purchase and Sale Contract for Qianling Hydropower Station dated as of March 2007 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd.
4.87	Power Purchase and Sale Contract for Jinjiu Hydropower Station dated as of March 2007 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd.
4.88	Power Purchase and Sale Contract for Jinlong Hydropower Station dated as of March 2007 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinlong Hydroelectric Co., Ltd.
4.89	Power Purchase and Sale Contract for Sanming Banzhu Power Station entered into by Fujian Province Electric Power Co., Ltd. and Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. on August 18, 2008
4.90	Grid Connection Economic Agreement entered into by Lishui Electric Power Bureau and Qingtian Wuliting Hydroelectric Development Co., Ltd. in October 2008
4.91	Grid Connection Economic Agreement entered into by Lishui Electric Power Bureau and Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. in October 2008
4.92	Grid Connection and Dispatching Agreement dated as of November 2008 between Lishui Electric Power Industry Bureau and Yunhe County Shapulong Hydropower Generation Co., Ltd.
4.93	Power Purchase and Sale Contract for Jintang Hydropower Station dated as of December 2008 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jintang Hydroelectric Co., Ltd.
4.94	Employment Agreement dated as of October 1, 2008 entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and Hong Zhang
4.95

Grid Connection and Dispatching Agreement of Zhougongyuan Cascade I Power Station dated as of April 21, 2009 between Lishui Electric Power Industry Bureau and Suichang County Jiulongshan Hydroelectric Development Co., Ltd.

4.96

Grid Connection and Dispatching Agreement of Zhougongyuan Cascade II Power Station dated as of April 21, 2009 between Lishui Electric Power Industry Bureau and Suichang County Jiulongshan Hydroelectric Development Co., Ltd.

4.97

Grid Connection and Dispatching Agreement of Zhougongyuan Cascade III Power Station dated as of April 21, 2009 between Lishui Electric Power Industry Bureau and Suichang County Jiulongshan Hydroelectric Development Co., Ltd.

4.98	Power Purchase and Sale Contract dated as of June 19, 2009 between Yunnan Dehong Power Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd.
4.99	Power Purchase and Sale Contract dated as of January 1, 2010 between Yunnan Nujiang Grid Co., Ltd. and Fugong Xineng Power Development Co., Ltd.
4.100	Power Purchase and Sale Contract dated as of January 1, 2010 between Yunnan Nujiang Grid Co., Ltd. and Fugong County Hengda Hydroelectric Development Co., Ltd.
4.101	Power Purchase and Sale Contract of Xiaopengzu Power Plant for the Year of 2011 dated as of March 2011 between Yunnan Grid Company and Luquan Xiaopengzu Power Generation Co., Ltd.
4.102	Labor Contract entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and Lianghong Tu on April 6, 2010
4.103	Grid Connection and Dispatching Agreement dated as of May 14, 2010 between Yunnan Nujiang Grid Co., Ltd. and Fugong Xineng Power Development Co., Ltd.

4.104	Grid Connection and Dispatching Agreement dated as of May 14, 2010 between Yunnan Nujiang Grid Co., Ltd. and Fugong County Hengda Hydroelectric Development Co., Ltd.
4.105	Power Purchase and Sale Contract entered into by Sichuan Cangxi Electric Power Co., Ltd. and Sichuan Huabang Hydroelectric Development Co., Ltd. on May 17, 2010
4.106	Grid Connection and Dispatching Agreement entered into by Sichuan Cangxi Electric Power Co., Ltd. and Sichuan Huabang Hydroelectric Development Co., Ltd. on May 18, 2010
4.107	Labor Contract entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and You Li on June 17, 2010
4.108	Power Purchase and Sales Contract for Wangkeng Hydropower Station entered into by Fujian Province Electric Power Co., Ltd. and Pingnan County Wangkeng Hydroelectric Co., Ltd. on June 28, 2010
4.109	Fixed Assets Loan Contract dated as of July 15, 2010 between Fugong Xineng Power Development Co., Ltd. and Bank of China Limited, Fujian Branch
4.110	Power Purchase and Sale Contract dated as of July 16, 2010 between Lishui Electric Power Industry Bureau and Suichang County Zhougongyuan Hydroelectric Development Co., Ltd.
4.111	Power Purchase and Sale Contract dated as of July 16, 2010 between Lishui Electric Power Industry Bureau and Suichang County Jiulongshan Hydroelectric Development Co., Ltd.
4.112	Grid Connection and Dispatching Agreement dated as of August 11, 2010 between Dehong Power Supply Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd.
4.113	Grid Connection and Dispatching Agreement for Husahe III Power Station dated as of August 11, 2010 between Dehong Power Supply Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd.
4.114	Grid Connection and Dispatching Agreement for Husahe IV Power Station dated as of August 11, 2010 between Dehong Power Supply Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd.
4.115	Grid Connection and Dispatching Agreement for Mangxian Power Station dated as of August 11, 2010 between Dehong Power Supply Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd.
4.116

Agricultural Bank of China Fixed Assets Loan Contract and Installment Repayment Agreement dated as of August 26, 2010 between Yunnan Huabang Electric Power Development Co., Ltd. and Agricultural Bank of China, Yingjiang County Sub-branch

4.117

Share Purchase Agreement for Shaowu City Jinling Power Generation Co., Ltd. dated as of September 28, 2010 among Fujian Huabang Hydroelectric Investment Co., Ltd., Fujian Taiyu Investment (Group) Co., Ltd., Shaowu City Fengyi Power Development Co., Ltd. and Jianyang City Xinguang Power Development Co., Ltd.

4.118

Grid Connection and Dispatching Agreement for Wangkeng Hydropower Station entered into by Fujian Province Electric Power Co., Ltd. Ningde Electric Power Industry Bureau and Pingnan County Wangkeng Hydroelectric Co., Ltd. on September 30, 2010

4.119	Share Transfer Contract for Jinping Kanghong Hydroelectric Development Co., Ltd. dated as of November 6, 2010 among Luquan Xiaopengzu Power Generation Co., Ltd. and various individual parties thereto

4.120

Transfer Contract Regarding 10% of the Equity of Pingnan County Wangkeng Hydroelectric Co., Ltd. dated as of November 22, 2010 between Sanming City Chenyang Hydroelectric Co., Ltd. and Fujian Huabang Hydroelectric Investment Co., Ltd.

4.121	Fixed Assets Loan Contract dated as of December 24, 2010 between Pingnan County Yuheng Hydroelectric Co., Ltd. and Bank of China Limited, Fujian Branch
4.122

Supplemental Agreement on the Power Purchase and Sale Contract for the Year of 2011 (Contract Number: De Dian Si 2011-079) (Binglangjiang expanded Power Station) dated as of December 29, 2010 between Dehong Power Supply Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd.

4.123

Grid Connection and Dispatching Agreement for Jinwei Hydropower Plant dated as of December 24, 2010 between Fujian Province Electric Power Co., Ltd. Nanping Electric Power Industry Bureau and Shaowu City Jinwei Hydroelectric Co., Ltd.

4.124

Supplemental Agreement on Power Purchase and Sale Contract for the Year of 2011 dated as of December 29, 2010 between Dehong Power Supply Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd.

4.125	Supplemental Agreement to Power Purchase and Sale Contract entered into by Yunnan Huabang Electric Power Development Co., Ltd. and Yunnan Dehong Electric Power Co., Ltd. on December 29, 2010
4.126	Fixed Assets Loan Contract dated as of December 31, 2010 between Fugong County Hengda Hydroelectric Development Co., Ltd. and Bank of China Limited, Yunnan Branch
4.127	Labor Contract entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and Jin Cao on 1 January 2011
4.128	Fixed Assets Loan Contract dated as of January 7, 2011 between Fugong County Hengda Hydroelectric Development Co., Ltd. and Bank of China Limited, Fujian Branch
4.129	Grid Connection and Dispatching Agreement dated as of March 2010 between Yunnan Grid Company and Luquan Xiaopengzu Power Generation Co., Ltd.
4.130

Grid Connection and Dispatching Agreement dated as of September 30, 2010 between Fujian Province Electric Power Co., Ltd. Sanming Power Industry Bureau and Sanming Zhongyin Banzhu Hydroelectric Co., Ltd.

4.131	Employment Agreement dated August 1, 2010 entered into between Beijing A.B.C. Investment Consulting Co., Ltd. and Jianbin Zhou
4.132	Employment Agreement entered into between Beijing A.B.C. Investment Consulting Co., Ltd. and Huakang Xiong
8.1	Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Calculation of Effective Tariff Rate, Effective Utilization Rate and Weighted Average Effective Utilization Rate
15.2	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 4, 2011

CHINA HYDROELECTRIC CORPORATION

/s/ “JAMES” TIE LI Name: “James” Tie Li Title: President and Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHINA HYDROELECTRIC CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
China Hydroelectric Corporation

We have audited the accompanying consolidated balance sheets of China Hydroelectric Corporation as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Hydroelectric Corporation at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming
Beijing, People’s Republic of China
April 4, 2011

CHINA HYDROELECTRIC CORPORATION
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2010
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	Notes	December 31,
		2009	2010
ASSETS
Current assets:
Cash and cash equivalents		31,618	33,457
Accounts receivable (net of allowance for doubtful accounts of US$nil as of December 31, 2009 and 2010)	4	8,434	4,359
Deferred tax assets	13	489	1,260
Amounts due from related parties	26	—	5,950
Prepayments and other current assets	5	4,582	9,486

Total current assets		45,123	54,512

Non-current assets:
Deferred initial public offering costs	6	12,774	—
Property, plant and equipment, net	7	384,493	583,686
Land use rights	10	38,707	48,944
Intangible assets, net	8	4,513	6,249
Goodwill	9	107,824	135,219
Deferred tax assets	13	—	512
Other non-current assets		399	709

Total non-current assets		548,710	775,319

TOTAL ASSETS		593,833	829,831

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable		1,305	4,784
Short-term loans	14	7,098	17,742
Current portion of long-term loans	14	56,809	60,798
Warrant liability	17	14,333	—
Amounts due to related parties	26	242	12,866
Deferred tax liabilities		1	—
Accrued expenses and other current liabilities	11	21,679	66,905

Total current liabilities		101,467	163,095

Non-current liabilities:
Long-term loans	14	172,469	224,297
Deferred tax liabilities	13	18,599	25,350
Other non-current liabilities	15	104	106

Total non-current liabilities		191,172	249,753

Total liabilities		292,639	412,848

Commitments and contingencies	22

CHINA HYDROELECTRIC CORPORATION
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2010 (Continued)
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	Notes	December 31,
		2009	2010
Convertible redeemable preferred shares
Series A (par value US$0.001 per share; 2,500,000 shares authorized; 152,193 shares issued and outstanding as of December 31, 2009)	16	184,541	—
Series B (par value US$0.001 per share; 2,500,000 shares authorized; 129,000 shares issued and outstanding as of December 31, 2009)	16	148,943	—
Series C (par value US$0.001 per share; 1,000,000 shares authorized; 20,000 shares issued and outstanding as of December 31, 2009)	16	20,356	—
Shareholders’ equity
China Hydroelectric Corporation shareholders’ equity (deficit):
Ordinary shares (par value US$0.001 per share, 130,000,000 and 400,000,000 shares authorized as of December 31, 2009 and 2010; 15,541,666 and 153,295,516 shares issued and outstanding as of December 31, 2009 and 2010)	18	16	153
Additional paid-in capital		36,251	495,652
Accumulated other comprehensive income		11,065	22,922
Accumulated deficit		(100,767)	(112,840)

Total China Hydroelectric Corporation shareholders’ (deficit) equity		(53,435)	405,887
Noncontrolling interests		789	11,096

Total shareholders’ (deficit) equity		(52,646)	416,983

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		593,833	829,831

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HYDROELECTRIC CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	Notes	For the Years Ended December 31,
		2008	2009	2010
Revenues		14,715	36,175	66,653
Cost of revenues		(6,025)	(17,183)	(24,845)

Gross profit		8,690	18,992	41,808

Operating expenses:
General and administrative expenses		(6,761)	(9,099)	(19,440)

Total operating expenses		(6,761)	(9,099)	(19,440)

Operating income		1,929	9,893	22,368

Interest income		1,340	510	1,191
Interest expense	21	(5,847)	(14,228)	(15,852)
Change in fair value of derivative financial liabilities and warrant liability	17	420	(13,793)	365
Exchange loss		(1,067)	(23)	(855)
Share of losses in an equity investee		(503)	(70)	—
Other income (loss), net	23	144	(225)	128

(Loss) income before income tax expense		(3,584)	(17,936)	7,345

Income tax expense	12	(444)	(1,492)	(3,360)

Consolidated net (loss) income		(4,028)	(19,428)	3,985

Less:
Net loss (income) attributable to noncontrolling interests		41	32	(243)

Net (loss) income attributable to China Hydroelectric Corporation shareholders		(3,987)	(19,396)	3,742

CHINA HYDROELECTRIC CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (Continued)
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	Notes	For the Years Ended December 31,
		2008	2009	2010
Less:
Cumulative dividends on Series A convertible redeemable preferred shares	16	(14,680)	(19,836)	(1,989)
Cumulative dividends on Series B convertible redeemable preferred shares	16	(5,531)	(14,412)	(1,412)
Cumulative dividends on Series C convertible redeemable preferred shares	16	—	(356)	(162)
Accretion of beneficial conversion feature on Series A convertible redeemable preferred shares	16	—	—	(6,990)
Accretion of beneficial conversion feature on Series B convertible redeemable preferred shares	16	—	—	(5,040)
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	16	—	—	(222)
Changes in redemption value of Series A convertible redeemable preferred shares	16	(10,569)	—	—
Changes in redemption value of Series B convertible redeemable preferred shares	16	(4,134)	—	—
Changes in redemption value of Series C convertible redeemable preferred shares	16	—	(1,872)	—

Loss attributable to ordinary shareholders		(38,901)	(55,872)	(12,073)

Basic and diluted net loss attributable to ordinary shareholders per share	19	(2.50)	(3.59)	(0.08)
Weighted average ordinary shares used in basic and diluted net loss attributable to ordinary shareholders per share computation	19	15,554,416	15,541,666	143,253,450
Basic and diluted net loss attributable to ordinary shareholders per ADS (equivalent to three ordinary shares)				(0.25)
Weighted average ADS used in basic and diluted net loss attributable to ordinary shareholders per ADS computation				47,751,150

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HYDROELECTRIC CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	For the Years Ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Consolidated net (loss) income	(4,028)	(19,428)	3,985
Adjustments to reconcile consolidated net (loss) income to net cash (used in) provided by operating activities:
Depreciation of property, plant and equipment	4,131	11,645	15,834
Amortization of land use rights	624	754	935
Amortization of intangible assets	108	182	161
Deferred income taxes	46	795	(656)
Share of losses in an equity investee	503	70	—
Amortization of long-term notes discounts	139	—	—
Change in fair value of derivative financial liabilities and warrant liability	(420)	13,793	(365)
Amortization of debt issuance costs	47	23	19
Accretion of guarantee fee payable	105	10	—
Accretion of guarantee deposit	—	45	391
Amortization of unfavorable contract obligations	(3)	(660)	(586)
Amortization of government grant	(11)	—	(6)
Share-based compensation expense	—	571	3,615
Loss from disposal of property, plant and equipment	—	276	73
Remeasurement gain on pre-existing interest in an equity investee at acquisition-date fair value	—	(105)	—
Exchange loss	1,067	23	855
Changes in operating assets and liabilities:
Accounts receivable	(8)	(3,674)	5,426
Amounts due from an equity investee	(1,560)	(125)	—
Amounts due from related parties	28	13	(1,487)
Prepayments and other current assets	2,166	304	3,703
Other non-current assets	42	969	(138)
Accounts payable	(2,068)	(1)	690
Amounts due to related parties	88	(2)	—
Change in other non-current liabilities	—	—	584
Accrued expenses and other current liabilities	1,374	(4,265)	10,089

Net cash provided by operating activities	2,370	1,213	43,122

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	(183,268)	(32,283)	(43,213)
Cash advancement to an acquired business prior to the acquisition date	—	—	(43,548)
Cash deposit for potential acquisitions	—	—	(9,475)
Acquisition of an intangible asset	—	(1,025)	—
Acquisition of land use rights	(14)	—	(223)
Acquisition of property, plant and equipment	(32,930)	(1,757)	(2,927)
Proceeds from disposal of property, plant and equipment	—	190	3
Payment to contractors for construction projects	(2,394)	(13,380)	(4,223)
Loans to an equity investee	(2,802)	(3,937)	—
Repayment of loans by an equity investee	—	3,486	—

Net cash used in investing activities	(221,408)	(48,706)	(103,606)

CHINA HYDROELECTRIC CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (Continued)
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	For the Years Ended December 31,
	2008	2009	2010
Cash flows from financing activities:
Purchase of subsidiary shares from noncontrolling interests	—	(2,490)	—
Proceeds from issuance of convertible redeemable preferred shares	279,025	20,000	—
Proceeds from loans from related parties	—	—	2,247
Proceeds from short-term loans	—	4,391	8,327
Proceeds from long-term loans	4,280	129,234	23,805
Proceeds from government grant	115	—	—
Proceeds from initial public offering	—	—	96,000
Payment of deferred initial public offering costs	(4,224)	(7,142)	(10,012)
Payment of convertible redeemable preferred shares issuance costs	(13,804)	(1,872)	—
Payment of debt issuance costs	(307)	(299)	—
Payment of equity issuance costs	(46)	—	—
Repayment of short-term loans	(606)	(6,082)	(7,206)
Repayment of long-term loans	(12,185)	(95,287)	(50,717)
Repayment of long-term notes	(9,907)	—	—

Net cash provided by financing activities	242,341	40,453	62,444

Net increase (decrease) in cash and cash equivalents	23,303	(7,040)	1,960

Effect of changes in exchange rate on cash and cash equivalents	(216)	(35)	(121)

Cash and cash equivalents at the beginning of the year	15,606	38,693	31,618

Cash and cash equivalents at the end of the year	38,693	31,618	33,457

Supplementary disclosure of cash flow information
Interest paid	9,134	14,051	15,812
Income taxes paid	171	1,015	1,261
Non-cash activities:
Non-cash portion of deferred initial public offering costs	1,808	1,640	1,036
Convertible redeemable preferred shares issued as dividends	20,211	34,604	3,563
Conversion of convertible redeemable preferred shares into ordinary shares	—	—	119,754
Non-cash portion of acquisition of subsidiaries	4,143	720	11,333
Non-cash portion of acquisition of property, plant and equipment	5,809	1,072	2,741
Warrants issued in exchange for advisory services	899	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HYDROELECTRIC CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	China Hydroelectric Corporation shareholders					Noncontrolling interests	Total shareholders’ equity (deficit)	Comprehensive income (loss)
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit
Balance at December 31, 2007	15,708,333	16	38,241	2,143	(5,994)	—	34,406	(2,417)
Repurchase of ordinary shares	(166,667)	—	—	—	—	—	—	—
Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—	—	(14,680)	—	(14,680)	—
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—	—	(5,531)	—	(5,531)	—
Changes in redemption value of Series A convertible redeemable preferred shares	—	—	—	—	(10,569)	—	(10,569)	—
Changes in redemption value of Series B convertible redeemable preferred shares	—	—	—	—	(4,134)	—	(4,134)	—
Noncontrolling interest in an acquired subsidiary	—	—	—	—	—	791	791	—
Foreign currency translation adjustment	—	—	—	8,676	—	—	8,676	8,676
Net loss	—	—	—	—	(3,987)	(41)	(4,028)	(4,028)

Balance at December 31, 2008	15,541,666	16	38,241	10,819	(44,895)	750	4,931	4,648

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HYDROELECTRIC CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (Continued)
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	China Hydroelectric Corporation shareholders					Noncontrolling interests	Total shareholders’ equity (deficit)	Comprehensive income (loss)
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit
Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—	—	(19,836)	—	(19,836)	—
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—	—	(14,412)	—	(14,412)	—
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	—	—	(356)	—	(356)	—
Changes in redemption value of Series C convertible redeemable preferred shares	—	—	—	—	(1,872)	—	(1,872)	—
Purchase of subsidiary shares from noncontrolling interests	—	—	(2,561)	—	—	71	(2,490)	—
Share-based compensation expenses	—	—	571	—	—	—	571	—
Foreign currency translation adjustment	—	—	—	246	—	—	246	246
Net loss	—	—	—	—	(19,396)	(32)	(19,428)	(19,428)

Balance at December 31, 2009	15,541,666	16	36,251	11,065	(100,767)	789	(52,646)	(19,182)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HYDROELECTRIC CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (Continued)
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	China Hydroelectric Corporation shareholders					Noncontrolling interests	Total shareholders’ equity (deficit)	Comprehensive income (loss)
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit
Issuance of ordinary shares upon initial public offering	18,000,000	18	65,083	—	—	—	65,101	—
Issuance of warrants (Note 17)	—	—	7,200	—	—	—	7,200	—
Reclassification of warrant liability upon initial public offering (Note 17)	—	—	13,968	—	—	—	13,968	—
Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—	—	(1,989)	—	(1,989)	—
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—	—	(1,412)	—	(1,412)	—
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	—	—	(162)	—	(162)	—
Conversion of Series A convertible redeemable preferred shares into ordinary shares	63,016,780	62	186,467	—	—	—	186,529	—
Conversion of Series B convertible redeemable preferred shares into ordinary shares	50,795,457	51	150,304	—	—	—	150,355	—
Conversion of Series C convertible redeemable preferred shares into ordinary shares	5,941,613	6	20,512	—	—	—	20,518	—
Beneficial conversion feature on Series A convertible redeemable preferred shares upon conversion into ordinary shares	—	—	6,990	—	—	—	6,990	—
Accretion of beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	—	—	(6,990)	—	(6,990)	—
Beneficial conversion feature on Series B convertible redeemable preferred shares upon conversion into ordinary shares	—	—	5,040	—	—	—	5,040	—
Accretion of beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	—	—	(5,040)	—	(5,040)	—
Beneficial conversion feature on Series C convertible redeemable preferred shares upon conversion into ordinary shares	—	—	222	—	—	—	222	—
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	—	—	(222)	—	(222)	—
Non-controlling interest in acquired subsidiaries	—	—	—	—	—	10,064	10,064	—
Share-based compensation expenses	—	—	3,615	—	—	—	3,615	—
Foreign currency translation adjustment	—	—	—	11,857	—	—	11,857	11,857
Net income	—	—	—	—	3,742	243	3,985	3,985

Balance at December 31, 2010	153,295,516	153	495,652	22,922	(112,840)	11,096	416,983	15,842

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

China Hydroelectric Corporation (the “Company”) was incorporated on July 10, 2006 under the laws of the Cayman Islands to serve as a vehicle for the acquisition of equity interests in companies with hydroelectric assets in the People’s Republic of China (the “PRC” or “China”). The Company and its subsidiaries (the “Group”) are principally engaged in the operation and development of hydroelectric assets and the generation of hydroelectric power in the PRC.

On January 25, 2010, the Company completed an initial public offering (“IPO”), whereby the Company issued 6,000,000 units of securities at US$16.00 per unit. Each unit consists of one American Depository Share (“ADS”) priced at US$14.80 and one warrant priced at US$1.20. Each ADS represents three ordinary shares and each warrant entitles the holder to purchase three ordinary shares for an exercise price of US$15.00. The IPO yielded aggregate gross proceeds of US$96,000. The proceeds, net of applicable expenses are used to acquire hydroelectric operating companies and assets and for the development of new hydroelectric power projects in China, for working capital and for general corporate purposes.

The Company does not conduct any substantive operation of its own and conducts its primary business operations through its subsidiaries. During the years ended December 31, 2008, 2009 and 2010, the Company made seven, three and six acquisitions of hydroelectric entities, respectively. Details of each acquisition made in 2010 are disclosed in Note 3.

As of December 31, 2010, the Company’s subsidiaries included the following entities:

	Place of Incorporation	Date of Establishment/ Acquisition	Percentage of Ownership	Principal Activities
Subsidiaries
Beijing A.B.C. Investment Consulting Co., Ltd. (“ABC”)	PRC	April 19, 2007	100%	Provision of general and administrative services to group companies
Yunnan Huabang Electric Power Development Co., Ltd. (“Binglangjiang”)	PRC	April 25, 2007	100%	Operation and development of hydroelectric assets
Sichuan Huabang Hydroelectric Development Co., Ltd. (“Liyuan”)	PRC	May 21, 2007	100%	Operation and development of hydroelectric assets
Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. (“Yingchuan”)	PRC	January 31, 2008	100%	Operation and development of hydroelectric assets
Qingtian Wuliting Hydroelectric Development Co., Ltd. (“Wuliting”)	PRC	January 31, 2008	100%	Operation and development of hydroelectric assets
Suichang County Jiulongshan Hydroelectric Development Co., Ltd. (“Jiulongshan”)	PRC	January 31, 2008	100%	Operation and development of hydroelectric assets
China Hydroelectric Corporation (Hong Kong) Limited (“CHC HK”)	HK	June 25, 2008	100%	Investment holding company
Pingnan County Yuheng Hydropower Co., Ltd. (“Yuheng”)	PRC	October 21, 2008	100%	Operation and development of hydroelectric assets

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

	Place of Incorporation	Date of Establishment/ Acquisition	Percentage of Ownership	Principal Activities
Pingnan County Wangkeng Hydroelectric Co., Ltd. (“Wangkeng”)	PRC	October 21, 2008	90%	Operation and development of hydroelectric assets
Pingnan County Yuanping Hydroelectric Co., Ltd. (“Yuanping”)	PRC	October 22, 2008	100%	Operation and development of hydroelectric assets
Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. (“Banzhu”)	PRC	October 22, 2008	100%	Operation and development of hydroelectric assets
Sun Power Asia Limited (“Sunpower”)	HK	November 14,2008	100%	Investment holding company
Yunhe County Shapulong Hydropower Generation Co., Ltd. (“Shapulong”)	PRC	August 3, 2009	100%	Operation and development of hydroelectric assets
Zhejiang Longquan Ruiyang Cascaded II Hydropower Plant Co., Ltd. (“Ruiyang”)	PRC	August 20, 2009	100%	Operation and development of hydroelectric assets
Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. (“Zhougongyuan”)	PRC	December 3, 2009	100%	Operation and development of hydroelectric assets
Fujian Huabang Hydroelectric Investment Co., Ltd. (“Fujian Huabang”)	PRC	January 14, 2010	100%	Investment holding
Henan Wuyue Storage Power Generation Co., Ltd. (“Wuyue”)	PRC	March 23, 2010	79%	Development of hydroelectric assets
Yingjiang County Qinrui Husahe Power Co., Ltd. (“Husahe”)	PRC	April 19, 2010	100%	Operation and development of hydroelectric assets
Fugong County Hengda Electric Power Development Co., Ltd. (“Hengda”)	PRC	June 22, 2010	100%	Operation and development of hydroelectric assets
Fugong County Xineng Electric Power Development Co., Ltd. (“Xineng”)	PRC	August 16, 2010	100%	Operation and development of hydroelectric assets
Luquan Xiaopengzu Power Generation Co., Ltd. (“Xiaopengzu”)	PRC	September 8, 2010	100%	Operation and development of hydroelectric assets
Shaowu City Jinling Power Generation Co., Ltd. (“Jinling”)	PRC	December 30, 2010	100%	Operation and development of hydroelectric assets
Shaowu City Jinlong Hydropower Co., Ltd. (“Jinlong”)	PRC	December 30, 2010	55%	Operation and development of hydroelectric assets
Shaowu City Jintang Hydropower Co., Ltd. (“Jintang”)	PRC	December 30, 2010	74%	Operation and development of hydroelectric assets
Shaowu City Jinwei Hydropower Co., Ltd. (“Jinwei”)	PRC	December 30, 2010	74%	Operation and development of hydroelectric assets

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Certain comparative amounts have been reclassified to conform with the current year’s presentation.

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

(d) Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, certain other current assets, accounts payable, certain other liabilities, short-term loans, long-term loans, convertible notes, convertible redeemable preferred shares, derivative financial liabilities and warrants. The carrying values of these financial instruments, other than long-term loans, convertible redeemable preferred shares, and warrants approximate their fair values due to their short-term maturities. The warrants issued in connection with the convertible notes and the IPO were recorded in equity at the fair value as determined on the day of issuance (Note 17). The convertible redeemable preferred shares were initially recorded at issue price net of issuance costs. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the convertible redeemable preferred shares to equal the redemption value at the end of each reporting period (Note 16). The warrants issued in connection with the convertible redeemable preferred shares were recorded as a liability at fair value as determined on the day of issuance and subsequently adjusted to the fair value at each reporting date (Note 17). Upon the closing of the Company’s IPO on January 25, 2010, these warrants were reclassified from liability to equity at the fair value immediately prior to such reclassification (Note 17). The Group, with the

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

assistance of independent third party valuation firms, determined the fair values of the convertible notes and related derivative financial liability, convertible redeemable preferred shares and warrants.

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

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 are summarized below:

	Quoted price in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$	US$	US$
Money market funds in cash equivalent	6,811	—	—

Total	6,811	—	—

The preferred shares warrants, which were reclassified from liability to equity upon the Company’s IPO on January 25, 2010, were valued using the income approach based on inputs that are unobservable in the market (Level 3).

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs for the year ended December 31, 2010:

	Preferred Shares Warrants (Note 17)	Total
	US$	US$
Balance as of December 31, 2009	14,333	14,333
Realized or unrealized gain	(365)	(365)
Reclassification of warrant from liability to equity upon IPO	(13,968)	(13,968)

Balance as of December 31, 2010	—	—

Realized and unrealized gain of US$ 365 for the year ended December 31, 2010 was recorded in “Changes in fair value of derivative financial liabilities and warrant liability” in the consolidated statements of operations.

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

(e) Foreign currency

The Company determined its functional currency to be the US$ while its subsidiaries determine their functional currency based on the criteria of ASC sub-topic 830-10 (“ASC 830-10”), Foreign Currency Matters: Overall. All of the Company’s subsidiaries determined their functional currency to be their respective local currency, except for CHC HK and Sunpower which determined their functional currency to be the US$. The Company uses the US$ as its reporting currency.

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

For the purpose of the consolidated statements of cash flows, cash flows of the Company’s subsidiaries are translated into the reporting currency of the Company at the exchange rates prevailing on the dates of the cash flows. Frequently recurring cash flows of the Company’s subsidiaries, which arise throughout the year, are translated into the reporting currency of the Company at the weighted average exchange rates for the year.

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

(i) Property, plant and equipment

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

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest costs of US$1,426 and US$nil were capitalized for the years ended December 31, 2009 and 2010, respectively.

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

(j) Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. ASC sub-topic 350-10 (“ASC 350-10”), Intangibles—Goodwill and Other: Overall, requires that goodwill be tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group assigns and assesses goodwill for impairment at the reporting unit level. The Group determines that each reporting unit is identified at the component level, which is one level below the operating segment.

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

Intangible assets are carried at cost less accumulated amortization. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets. The estimated useful life for the intangible assets as of December 31, 2010 is as follows:

Development right of Binglangjiang Phase II	30 years
Water use right of Jinzaoqiao station	40 years
Water use right of Wanquan Power Generation Co., Ltd.	30 years
Dam use right of Dongguan	40 years

The Group reviews and adjusts the carrying value of the intangible assets if facts and circumstances suggest the intangible assets may be impaired (Note 2(m)). The Group assessed and concluded that there was no impairment for goodwill and intangible asset in any of the years presented.

(k) Land use rights

The land use rights represent the amounts paid and relevant costs incurred for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use rights agreements, which are 50 years. For land use rights acquired through a business combination, amortization is recorded on a straight-line basis over their respective remaining estimated useful lives, which range from 41 to 50 years.

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

(l) Asset retirement obligations

ASC sub-topic 410-20 (“ASC 410-20”), Asset Retirement Obligations, requires companies to record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The value of the liability is capitalized as part of the carrying amount of the related long-lived asset. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. The Group’s asset retirement obligations relate primarily to the restoration of leased lands under land use rights granted by the local government to their original condition. Asset retirement obligations as of December 31, 2009 and 2010 were insignificant.

(m) Impairment of long-lived assets

The Group evaluates its long-lived assets, including property, plant and equipment, land use rights and intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be recoverable in accordance with ASC sub-topic 360-10 (“ASC 360-10”), Property, Plant, and Equipment: Overall. When these events occur, the Group assesses the recoverability of long-lived assets by comparing the carrying amount of the assets to the expected future undiscounted cash flows resulting from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. No impairment of long-lived assets was recognized for any of the years presented.

(n) Derivative instruments

ASC sub-topic 815-10 (“ASC 815-10”), Derivatives and Hedging: Overall, requires all contracts which meet the definition of a derivative to be recognized in the consolidated financial statements as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income/loss or in shareholders’ equity as a component of other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in the consolidated statements of operations. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

(o) Comprehensive income (loss)

Comprehensive income is defined as the change in shareholders’ equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income (loss) is reported in the consolidated statements of shareholders’ equity. Accumulated other comprehensive income (loss) of the Group includes the cumulative foreign currency translation adjustments.

(p) Revenue recognition

The Group’s revenue is derived from the sale of electricity. Revenues are recognized when the following four criteria are met as prescribed by ASC sub-topic 605-10 (“ASC 605-10”), Revenue Recognition: Overall: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. The Group considers the terms of each arrangement to determine the appropriate accounting treatment. Revenue is generally earned and recognized upon transmission of electricity to the power grid controlled and owned by the respective regional or provincial grid companies. For transactions in which electricity has been transmitted to the power grid without a fixed or determinable unit price per kWh while the tariff is pending approval of the regional or provincial pricing bureau, cash received in exchange for the transmission of electricity to the power grid controlled by the respective regional or provincial grid companies has been recorded as customer deposits until such time the price becomes fixed and determinable. When the price becomes fixed and determinable, all or a portion of the customer deposits will be recognized as revenue. The Group does not defer the related cost of revenues, which is charged to expense as incurred. No customer deposits were recognized as of December 31, 2009 and 2010. The Group has not offered any discounts or rebates to its customers nor does it provide for refunds in its sales contracts with customers except for Yuheng (Note 15).

The Company’s subsidiaries are subject to withholding value-added tax (“VAT”) on the revenues earned in the PRC. The applicable rate of VAT is 6% for small hydroelectric power projects with a total installed capacity of 50 megawatts or less and 17% for large hydroelectric power projects with a total installed capacity of over 50 megawatts. For the year ended December 31, 2008, the lower VAT rate of 6% was applied to the hydroelectric power projects of Binglangjiang, Liyuan, Yingchuan, Wuliting, Jiulongshan, Yuheng and Yuanping and the VAT rate of 17% was applied to the hydroelectric power projects of Banzhu and Wangkeng. For the year ended December 31, 2009, the lower VAT rate of 6% was applied to the hydroelectric power projects of Binglangjiang, Liyuan, Yingchuan, Wuliting, Yuheng, Shapulong, Ruiyang and Yuanping and the VAT rate of 17% was applied to the hydroelectric power projects of Banzhu, Wangkeng, Jiulongshan and Zhougongyuan. For the year ended December 31, 2010, the lower VAT rate of 6% was applied to the hydroelectric power projects of Binglangjiang, Liyuan, Yingchuan, Wuliting, Yuheng, Yuanping, Jiulongshan, Zhougongyuan, Shapulong, Ruiyang, Husahe, Hengda, Xineng, Xiaopengzu, Jinling, Jinlong, Jintang and Jinwei, and the VAT rate of 17% was applied to the hydroelectric power projects of Banzhu, and Wangkeng. VAT on revenues earned from the sale of electricity by the Group to its customers for the years ended December 31, 2008, 2009 and 2010 were US$1,001, US$3,742 and US$5,728, respectively. The Group has recognized revenues net of VAT in the consolidated statements of operations.

(q) Cost of revenues

Cost of revenues consists primarily of depreciation expense of hydroelectric power projects and related operating costs and overhead expenses directly attributable to the production of electricity.

(r) Leases

In accordance with ASC sub-topic 840-10 (“ASC 840-10”), Lease: Overall, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: (i) ownership is transferred to the lessee by the end of the lease term, (ii) there is a bargain purchase option, (iii) the lease term is at least 75% of the property’s estimated remaining economic life or (iv) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the lease periods.

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

The Company accounts for uncertainty in income taxes in accordance with ASC 740-10. Interests and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expenses is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized from the accounting for uncertainty in income taxes is classified in the financial statements as interest expenses, while penalties recognized from the accounting for uncertainty in income taxes are classified in the financial statements as other expenses.

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

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

(u) Segment reporting

The Group follows ASC sub-topic 280-10 (“ASC 280-10”), Segment Reporting: Overall, for the presentation of segment information. The Group’s chief operating decision maker, who has been identified as the chief executive officer (“CEO”), relies upon financial information by provinces with operations in the PRC when making decisions about allocating resources and assessing the performance of the Group. As a result, the Group operates and manages its business as four operating and reportable segments, namely the Yunnan Province segment, the Sichuan Province segment, the Zhejiang Province segment and the Fujian Province segment. As the Group’s long-term assets are substantially all located in and derived from the PRC, no geographical segments are presented.

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

ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share- based awards that are expected to vest. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and are adjusted to reflect future change in circumstances and facts, if any.

(x) Recently issued accounting standards

In April 2010, the FASB issued revised guidance on “Compensation-Stock Compensation (ASC 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades—a consensus of the FASB Emerging

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Issues Task Force”. The revised guidance addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The revised guidance is effective for interim and annual periods beginning on or after December 15, 2010. Earlier application is permitted. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In December 2010, the FASB issued revised guidance on “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In December 2010, the FASB issued revised guidance on the “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

3. ACQUISITIONS

During the year ended December 31, 2010, the Company completed the acquisitions of 100% ownership interest in (i) Husahe, (ii) Hengda, (iii) Xineng, (iv) Xiaopengzu and (v) Jinling. As a result of these acquisitions, the Company is expected to further expand its hydroelectric power generation capacity in the PRC.

(i) Husahe

On March 2, 2010, Yunnan Huabang entered into an equity transfer purchase agreement with Dehong Qinrui Power Investment and Development Co., Ltd. to acquire 100% of the equity interest in Husahe. The total purchase price for the acquisition is RMB114,980 (US$16,844), which comprises a cash purchase price of RMB106,000 (US$15,528) and an additional cash payment of RMB8,980 (US$1,316) to acquire certain receivables of Husahe which were not originally included as part of the acquired assets in the equity transfer purchase agreement. Prior to the acquisition completion

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

date, Fujian Huabang and Binglangjiang advanced RMB57,000 (US$8,350) and RMB51,000 (US$7,471) cash, respectively, as a capital injection to Hengda. The capital injection is to fund the future operations of Husahe. The Company concluded that the capital injection transferred to Hengda represents an advance to a subsidiary prior to the consummation of its acquisition rather than a cost directly related to its acquisition. Since the capital injection is not a liability incurred by the Group to former owners of Hengda, the payment does not form part of the total purchase consideration. Husahe owns and operates three hydroelectric stations located in Dehong Country, Yunnan Province, which have been in operation since March 1995. The acquisition was completed and Yunnan Huabang took effective control of Husahe on April 19, 2010. The acquisition of Husahe meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since April 19, 2010.

Based on the available and obtainable information as of April 19, 2010, which is subject to further refinement, the following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition on April 19, 2010.

US$
Cash purchase price	16,844

Total purchase consideration	16,844

Cash	7,478
Property, plant and equipment, net	14,089
Other assets	9,958
Goodwill	1,826

Total assets acquired	33,351

Other liabilities	(15,998)
Deferred tax liabilities—non-current	(509)

Total liabilities assumed	(16,507)

Net assets acquired	16,844

The US$1,826 goodwill from the acquisition of Husahe was assigned to the Yunnan Province segment. The goodwill recognized is primarily attributable to expected synergies and the assembled workforce of Husahe. None of the goodwill is expected to be deductible for tax purposes.

The Company recognized US$54 of acquisition-related costs that were expensed in the year ended December 31, 2010. These costs are included in “General and administrative expenses” in the consolidated statements of operations.

The amounts of revenue and net profit of Husahe included in the Company’s consolidated statement of operations from April 19, 2010, the acquisition date, to December 31, 2010 are as follows:

US$
Revenue	1,698
Net profit	706

(ii) Hengda

On April 14, 2010, Fujian Huabang entered into an equity transfer purchase agreement with Yunnan Minfa Hydroelectric Development Co., Ltd. and Xiamen Minrui Investment Co., Ltd. to acquire 100% equity interest in Hengda. The total purchase price for the acquisition is RMB65,000 (US$9,562) cash. Prior to the acquisition completion date, Fujian Huabang and Banzhu advanced RMB74,521 (US$10,962) and RMB1,130 (US$166) cash, respectively, as a capital injection to Hengda. The capital injection is to fund the future operations of Hengda. The Company concluded

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

that the capital injection transferred to Hengda represents an advance to a subsidiary prior to the consummation of its acquisition rather than a cost directly related to its acquisition. Since the capital injection is not a liability incurred by the Group to former owners of Hengda, the payment does not form part of the total purchase consideration. Hengda owns and operates two hydroelectric stations located in Fugong County, Yunnan Province, which have been in operation since June and October 2007, respectively. The acquisition was completed and Fujian Huabang took effective control of Hengda on June 22, 2010. The acquisition of Hengda meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since June 22, 2010.

Based on the available and obtainable information as of June 22, 2010, which is subject to further refinement, the following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition on June 22, 2010.

US$
Cash purchase price	9,562

Total purchase consideration	9,562

Cash	1
Property, plant and equipment, net	38,653
Intangible assets	342
Other assets	407
Goodwill	428

Total assets acquired	39,831

Current portion of long-term loans	(3,015)
Other liabilities	(12,598)
Long-term loans	(14,269)
Deferred tax liabilities—non-current	(387)

Total liabilities assumed	(30,269)

Net assets acquired	9,562

The US$428 goodwill from the acquisition of Hengda was assigned to the Yunnan Province segment. The goodwill recognized is primarily attributable to expected synergies and the assembled workforce of Hengda. None of the goodwill is expected to be deductible for tax purposes.

The Company recognized US$169 of acquisition-related costs that were expensed in the year ended December 31, 2010. These costs are included in “General and administrative expenses” in the consolidated statements of operations.

The amounts of revenue and net loss of Hengda included in the Company’s consolidated statement of operations from June 22, 2010, the acquisition date, to December 31, 2010 are as follows:

US$
Revenue	1,497
Net loss	58

(iii) Xineng

On April 14, 2010, Fujian Huabang entered into an equity transfer purchase agreement with Yunnan Minhe Hydroelectric Investment Co., Ltd. to acquire 100% equity interest in Xineng. The total purchase price for the acquisition is RMB31,250 (US$4,591) cash. Prior to the acquisition completion date, Fujian Huabang and Hengda advanced RMB13,630 (US$2,003) and RMB6,134 (US$901) cash, respectively, as a capital injection to Xineng. The capital injection is to fund the

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

future operations of Xineng. The Company concluded that the capital injection transferred to Xineng represents an advance to a subsidiary prior to the consummation of its acquisition rather than a cost directly related to its acquisition. Since the capital injection is not a liability incurred by the Group to former owner of Xineng, the payment does not form part of the total purchase consideration. The hydroelectric project of Xineng is located in Fugong County, Yunnan Province, and has been in operation since February 2009. The acquisition was completed and Fujian Huabang took effective control of Xineng on August 16, 2010. The acquisition of Xineng meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since August 16, 2010.

Based on the available and obtainable information as of August 16, 2010, which is subject to further refinement, the following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition on August 16, 2010.

US$
Cash purchase price	4,591

Total purchase consideration	4,591

Property, plant and equipment, net	19,847
Intangible Assets	124
Other assets	255
Goodwill	1,004

Total assets acquired	21,230

Current portion of long-term loans	(73)
Other liabilities	(3,231)
Long-term loans	(13,149)
Deferred tax liabilities—non-current	(186)

Total liabilities assumed	(16,639)

Net assets acquired	4,591

The US$1,004 goodwill from the acquisition of Xineng was assigned to the Yunnan Province segment. The goodwill recognized is primarily attributable to expected synergies and the assembled workforce of Xineng. None of the goodwill is expected to be deductible for tax purposes.

The Company recognized US$104 of acquisition-related costs that were expensed in the year ended December 31, 2010. These costs are included in “General and administrative expenses” in the consolidated statements of operations.

The amounts of revenue and net loss of Xineng included in the Company’s consolidated statement of operations from August 16, 2010, the acquisition date, to December 31, 2010 are as follows:

US$
Revenue	556
Net loss	80

(iv) Xiaopengzu

On April 23, 2010, Fujian Huabang entered into an equity transfer purchase agreement with eight individual shareholders to acquire 100% of the equity interest in Xiaopengzu. The total purchase price for the acquisition is RMB150,000 (US$22,089). Prior to the acquisition completion date, Fujian Huabang, Binglangjiang, Yingchuan, Banzhu, Wangkeng and Yuanping advanced RMB42,500 (US$6,259), RMB13,000 (US$1,914), RMB10,000 (US$1,473), RMB6,500 (US$957), RMB20,000 (US$2,945) and RMB1,000 (US$147) cash, respectively, as a capital injection to

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Xiaopengzu. The capital injection is to fund the future operations of Xiaopengzu. The Company concluded that the capital injection transferred to Xiaopengzu represents an advance to a subsidiary prior to the consummation of its acquisition rather than a cost directly related to its acquisition. Since the capital injection is not a liability incurred by the Group to former owners of Xiaopengzu, the payment does not form part of the total purchase consideration. The hydroelectric project of Xiaopengzu is located in Luquan County, Yunnan Province and has been in operation since December 2009. The acquisition was completed and Fujian Huabang took effective control of Xiaopengzu on September 8, 2010. The acquisition of Xiaopengzu meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since September 8, 2010.

Based on the available and obtainable information as of September 8, 2010, which is subject to further refinement, the following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition on September 8, 2010.

US$
Cash purchase price	22,089

Total purchase consideration	22,089

Cash	2,350
Property, plant and equipment, net	45,592
Other assets	569
Goodwill	12,398

Total assets acquired	60,909

Current portion of long-term loans	(1,878)
Other liabilities	(16,420)
Long-term loans	(20,210)
Deferred tax liabilities—non-current	(312)

Total liabilities assumed	(38,820)

Net assets acquired	22,089

The US$12,398 goodwill from the acquisition of Xiaopengzu was assigned to the Yunnan Province segment. The goodwill recognized is primarily attributable to expected synergies and the assembled workforce of Xiaopengzu. None of the goodwill is expected to be deductible for tax purposes.

The Company recognized US$27 of acquisition-related costs that were expensed in the year ended December 31, 2010. These costs are included in “General and administrative expenses” in the consolidated statements of operations.

The amounts of revenue and net loss of Xiaopengzu included in the Company’s consolidated statement of operations from September 16, 2010, the acquisition date, to December 31, 2010 are as follows:

US$
Revenue	876
Net loss	202

(v) Jinling

On November 3, 2010, Fujian Huabang entered into an equity transfer purchase agreement with Fujian Taiyu Investment (Group) Co., Ltd., Shaowu City Fengyi Power Development Co., Ltd. and Jianyang City Xinguang Power Development Co., Ltd. (collectively referred to as “the Original

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Shareholders of Jinling”) to acquire 100% equity interest in Jinling, which held 55%, 74% and 74% of controlling interest in Jinlong, Jintang and Jinwei, respectively.

The total purchase price for the acquisition is RMB75,060 (US$11,333) cash. These hydroelectric projects are located in Shaowu City, Fujian Province, and have been in operation since 1985.The acquisition was completed and Fujian Huabang took effective control of Jinling and its subsidiaries on December 30, 2010. The acquisition of Jinling and its subsidiaies meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since December 30, 2010.

Based on available and obtainable information as of December 30, 2010, which is subject to further refinement, the following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition on December 30, 2010:

US$
Cash purchase price	11,333

Total purchase consideration	11,333

Cash	26
Property, plant and equipment, net	78,953
Intangible assets	1,759
Other assets	2,930
Goodwill	7,925

Total assets acquired	91,593

Short-term loans	(9,286)
Current portion of long-term loans	(5,964)
Long-term loans	(16,081)
Other liabilities	(40,924)
Deferred tax liabilities—non-current	(4,274)

Total liabilities assumed	(76,529)

Non-controlling interest	(3,731)
Net assets acquired	11,333

The Company used the income approach to measure the fair value of the noncontrolling interest at the acquisition date. Significant inputs include estimated future revenue and costs to calculate future operating cash flows as well as internal rate of return to compute the present value of operating cash flows.

The US$7,925 goodwill from the acquisition of Jinling and its subsidiaries was assigned to the Fujian Province segment. The goodwill recognized is primarily attributable to expected synergies and the assembled workforce of Jinling and its subsidiaries. None of the goodwill is expected to be deductible for tax purposes.

The Company recognized US$51 of acquisition-related costs that were expensed in the year ended December 31, 2010. These costs are included in “General and administrative expenses” in the consolidated statements of operations.

The amount of revenue and earnings of Jinling and its subsidiaries included in the Company’s consolidated statements of operations from December 30, 2010, the acquisition date, to December 31, 2010 are insignificant.

Unaudited pro forma consolidated financial information

The following unaudited pro forma consolidated financial information reflects the results of the operations of the Group for the years ended December 31, 2009 and 2010, as if the acquisitions in

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

2010 described above had been completed at the beginning of the years presented. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on the dates indicated and may not be indicative of future operating results. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	For the Years Ended December 31,
	2009	2010
	US$	US$
Revenues	50,526	78,075
Loss before income taxes	(20,840)	(5,188)
Net loss attributable to ordinary shareholders	(58,145)	(7,653)
Basic and diluted loss per share	(3.74)	(0.05)

(vi) Wuyue

On October 22, 2009, the Company entered into a capital injection agreement (the “Agreement”) with Henan Lantian Group Co., Ltd. (“Lantian”) to subscribe 79% equity interest in Wuyue, which owns the right to develop a pumped storage hydropower project of 1,000 megawatts in the Henan Province. Pursuant to the Agreement, the Company is obligated to pay a first installment of RMB32,500 (US$4,771) and to transfer an additional RMB130,000 (US$19,629) cash as capital injections to Wuyue within two years after obtaining the certificate of approval from the government to fund the construction of the pumped storage hydroelectric power project. The Company completed the first capital injection of RMB32,500 (US$4,771) on March 23, 2010. Pursuant to the capital injection agreement, the Company controls a majority of the board of directors and manages the daily business operations of Wuyue subsequent to the first capital injection on March 23, 2010. As a result, Wuyue has been accounted for as a subsidiary and included in the Company’s consolidated financial statements since March 23, 2010.

The acquisition of Wuyue does not meet the definition of a business acquisition and is accounted for as an asset acquisition. Wuyue is in the development stage during the year ended December 31, 2010. As a result, no revenue and earnings of Wuyue are included in the Company’s consolidated statement of operations from March 23, 2010 to December 31, 2010.

4. ACCOUNTS RECEIVABLE

The Group’s trading terms with its customers are mainly on credit. The credit terms are generally within 60 days after the delivery of electricity. The Group does not offer extended payment terms and all accounts receivable balances are non-interest-bearing.

As of December 31, 2009, substantially all of the accounts receivable balances were within credit terms except for a receivable of US$570 from Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. (“Rongping Chemical”) which the Company acquired as part of the purchase business combination of Yuheng in October 2008, a receivable of US$4,853 from Lishui Electric Bureau, the local power grid for Jiulongshan electricity sales and a receivable of US$220 from Guangyuan Electric Bureau, the local power grid for Liyuan electricity sales. The US$570 receivable balance from Rongping Chemical was aged over two years but its collectability is guaranteed by the original shareholders of Yuheng in accordance with a debt settlement agreement signed in October 2008. The US$4,853 receivable balance from Lishui Electric Bureau and the US$220 receivable balance from Guangyuan Electric Bureau, which were less than one year overdue, are collectible as the electricity bureaus are PRC state-owned enterprises. As a result, an allowance for doubtful accounts was not provided on the receivable balances from Rongping Chemical, Lishui Electric Bureau and Guangyuan Electric Bureau as of December 31, 2009. All of the accounts receivable balances as of December 31, 2009 were fully collected in 2010.

As of December 31, 2010, all of the accounts receivable balances were within credit terms.

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

5. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	December 31, 2009	December 31, 2010
	US$	US$
Prepayments	135	424
Acquisition deposits	—	4,832
Guarantee deposit—current portion	2,297	—
Amounts due from original shareholders of acquired subsidiaries	273	2,403
Others	1,877	1,827

Total	4,582	9,486

Prepayments as of December 31, 2009 and 2010 mainly represent advances to contractors for construction projects.

Acquisition deposits as of December 31, 2010 represent a deposit of US$3,020 advanced by Fujian Huabang to Taiyu in March 2010 for the acquisition of certain hydroelectric power projects, namely Fujian Shunchang Yangkou Power Company Ltd. and Jianyang Xinghu Hydropower Company Ltd., and a deposit of US$1,812 advanced by Xiaopengzu to the individual shareholders of Jinping Kanghong Hydroelectric Development Company Limited (“Dazhaihe”) in November 2010 for the acquisition of the Dazhaihe hydropower project. These acquisitions have not been completed as of December 31, 2010.

Guarantee deposit as of December 31, 2009 represents an interest free amount paid by Yuheng to Rongping Chemical as part of an electricity supply arrangement amongst Yuheng, Rongping Chemical and the power grid from 2007 (Note 11), which the Company assumed as part of the Yuheng acquisition. Pursuant to the electricity supply agreement, Yuheng is obligated to supply an agreed volume of 300 million kilowatt hour (“kWh”) of electricity to the power grid which in turn transmits such electricity to Rongping Chemical for a contractual term of 3.5 years. Yuheng provided a guarantee deposit of US$4,389 (RMB30,000) to Rongping Chemical to guarantee the supply of electricity over the contractual term. Rongping Chemical is required to refund the guarantee deposit to Yuheng for every kWh of electricity supplied to Rongping Chemical through the power grid up to 300 million kWh over 3.5 years. The guarantee deposit is recognized at its fair value on the date of acquisition of Yuheng and accreted to its face value of US$4,389 (RMB30,000) over the remainder of the contractual term of 3.5 years based on the volume of electricity supplied. The Company did not recognize any interest income from accretion of the guarantee deposit in the statement of operations from the date of acquisition of Yuheng to December 31, 2008 as the power grid did not transmit any electricity to Rongping Chemical during that period. The Company recognized an interest income of US$45 (RMB307) for the year ended December 31, 2009. Rongping Chemical refunded US$1,128 (RMB7,705) guarantee deposit to Yuheng for 77,054,538 kWh of electricity transmitted during the year ended December 31, 2009. The Company recognized an interest income of US$391(RMB2,630) for the year ended December 31, 2010. Rongping Chemical refunded US$1,124 (RMB7,559) guarantee deposit to Yuheng for 60,456,773 kWh of electricity transmitted during the year ended December 31, 2010. The electricity supply agreement expired in May 2010 when the cumulative volume of 300 million kWh of electricity supply was reached.

Amounts due from original shareholders of acquired subsidiaries as of December 31, 2009 represent the remaining balance of US$60 receivable from the original shareholders of Yuanping and US$213 receivable from the original shareholders of Banzhu for arable land occupation tax and social insurance which should be borne by the original shareholders in accordance with the equity purchase agreements, it remained outstanding as of December 31, 2010. Amounts due from original shareholders of acquired subsidiaries as of December 31, 2010 mainly represents US$1,895 receivable

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

from the original shareholders of Jinling prior to the acquisition, and US$354 from Sanming Ruifeng Economic Technological Development Ltd. the original shareholder of Banzhu, for social insurance which should be borne by the original shareholder in accordance with the equity purchase agreements.

6. DEFERRED INITIAL PUBLIC OFFERING COSTS

Direct costs incurred by the Company attributable to the IPO of the Company’s ordinary shares in the United States had been deferred until January 25, 2010 and charged against the gross proceeds from such offering (Note 1).

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and its related accumulated depreciation as of December 31, 2009 and 2010 are as follows:

	December 31, 2009	December 31, 2010
	US$	US$
Dams and reservoirs	207,176	286,450
Buildings	81,713	166,896
Machinery	109,001	147,252
Transportation equipment	951	1,394
Electronic equipment and others	477	3,812

Less: Accumulated depreciation	(16,441)	(32,984)

	382,877	572,820
Construction in progress	1,616	10,866

Total	384,493	583,686

Construction in progress as of December 31, 2009 and 2010 is as follows:

	Jiulongshan	Liyuan	Wuliting	Binglangjiang	Wuyue
	US$	US$	US$	US$	US$
Balance as of December 31, 2008	93,000	—	31	4,888	—
Acquisition during the year	—	—	—	—	—
Addition to construction in progress	930	1,615	36	7,632	—
Transfer to property, plant and equipment	(93,974)	—	(67)	(12,522)	—
Foreign currency translation adjustment	44	1	—	2	—

Balance as of December 31, 2009	—	1,616	—	—	—
Acquisition during the year		—	—	—	8,875
Addition to construction in progress	32	346	—	571	1,352
Transfer from property, plant and equipment	—	—	—	449	—
Transfer to property, plant and equipment		(1,985)	—	(756)	—
Foreign currency translation adjustment	1	23	—	4	293

Balance as of December 31, 2010	33	—	—	268	10,520

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Construction in progress as of December 31, 2009 and 2010 is as follows:

	Yingchuan	Ruiyang	Zhougongyuan	Jinling	Total
	US$	US$	US$	US$	US$
Balance as of December 31, 2008	—	—	—	—	97,919
Acquisition during the year	—	—	—	—	—
Addition to construction in progress	—	—	—	—	10,213
Transfer to property, plant and equipment	—	—	—	—	(106,563)
Foreign currency translation adjustment	—	—	—	—	47

Balance as of December 31, 2009	—	—	—	—	1,616
Acquisition during the year	—	—	—	8	8,883
Addition to construction in progress	9	9	19	—	2,338
Transfer from property, plant and equipment	—	—	—	—	449
Transfer to property, plant and equipment	—	—	—	—	(2,741)
Foreign currency translation adjustment	—	—	—	—	321

Balance as of December 31, 2010	9	9	19	8	10,866

Interest costs qualifying for capitalization in the years ended December 31, 2008, 2009 and 2010 were US$3,467, US$1,426 and US$nil, respectively.

Depreciation expenses for the years ended December 31, 2008, 2009 and 2010 were US$4,131, US$11,645 and US$15,834, respectively. Accumulated depreciation as of December 31, 2009 and 2010 included foreign currency translation adjustment of US$147 and US$899, respectively. Depreciation expenses have been reported in the following accounts:

	December 31, 2008	December 31, 2009	December 31, 2010
	US$	US$	US$
Cost of revenues	(4,085)	(11,507)	(15,607)
General and administrative expenses	(46)	(138)	(227)

Total	(4,131)	(11,645)	(15,834)

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

On August 12, 2009, Yuheng acquired a contractual right to use water from the dam and reservoir of Wanquan Power Generation Co., Ltd. for a purchase price of US$1,025. The term of the water use right is 30 years.

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

In connection with the acquisition of Jinling, the Company acquired a right to use the dam of the Dongguan hydropower project which has a useful life of 40 years. The Company recognized the fair value of US$1,759 for the dam use right as a separate intangible asset apart from goodwill in accordance with ASC 805-10. The estimated useful life of the dam use right of Dongguan is 40 years.

Intangible assets and their related accumulated amortization as of December 31, 2009 and 2010 are as follows:

	December 31, 2009
	Gross Carrying Value	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Value
Development right of Binglangjiang Phase II	2,909	(282)	372	2,999
Water use right of Wanquan Power Generation Co., Ltd.	1,025	(58)	—	967
Water use right of Jinzaoqiao station	563	(16)	—	547

Total	4,497	(356)	372	4,513

	December 31, 2010
	Gross Carrying Value	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Value
Development right of Binglangjiang Phase II	2,909	(393)	462	2,978
Water use right of Wanquan Power Generation Co., Ltd.	1,025	(93)	30	962
Water use right of Jinzaoqiao station	563	(31)	18	550
Dam use right of Dongguan	1,759	—	—	1,759

Total	6,256	(517)	510	6,249

Amortization expenses for the years ended December 31, 2008, 2009 and 2010 were US$108, US$182 and US$161, respectively. Amortization expenses have been reported in the following accounts:

	December 31, 2008	December 31, 2009	December 31, 2010
	US$	US$	US$
Cost of revenues	(2)	(72)	(50)
General and administrative expenses	(106)	(110)	(111)

Total	(108)	(182)	(161)

The estimated annual amortization expenses for each of the five succeeding fiscal years are as follows:

US$
2011	208
2012	208
2013	208
2014	208
2015	208

9. GOODWILL

Goodwill of US$135,219 as of December 31, 2010 represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired relating to the acquisition of Binglangjiang during 2007, the acquisitions of Yingchuan, Wuliting, Yuheng,

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Wangkeng, Yuanping and Banzhu during 2008, the acquisitions of Shapulong and Ruiyang during 2009 and the acquisitions of Husahe, Hengda, Xineng, Xiaopengzu and Jinling and its subsidiaries during 2010 (Note 3), net of foreign currency translation adjustment. Goodwill is not deductible for tax purposes. In accordance with ASC 350-10, goodwill is not amortized but is tested for impairment at least annually.

The changes in the carrying amount of goodwill by operating and reportable segments for the years ended December 31, 2009 and 2010 are as follows:

	Yunnan Province	Sichuan Province	Fujian Province	Zhejiang Province	Total
	US$	US$	US$	US$	US$
Balance as of December 31, 2008	2,878	—	64,977	28,678	96,533
Goodwill acquired during the year	—	—	—	11,232	11,232
Adjustments during allocation period	—	—	(36)	—	(36)
Foreign currency translation adjustment	3	—	60	32	95

Balance as of December 31, 2009	2,881	—	65,001	39,942	107,824
Goodwill acquired during the year	15,656	—	7,925	—	23,581
Adjustments during allocation period	—	—	—	59	59
Foreign currency translation adjustment	499	—	2,016	1,240	3,755

Balance as of December 31, 2010	19,036	—	74,942	41,241	135,219

On January 30, 2009, Sanming Ruifeng, one of the original shareholders of Banzhu, agreed to forego US$1,024 of the current assets that Sanming Ruifeng is entitled to receive from the Company as part of the acquisition of 90% equity interest in Banzhu in October 2008. On June 18, 2009, the Company settled all outstanding balances associated with the acquisition of Banzhu and incurred additional restructuring costs related to involuntary employee termination and other liabilities of US$295 and US$141, respectively. On August 17, 2009, upon obtaining the approved unit price of RMB0.29 per kWh (inclusive of VAT) from the regional pricing bureau in the Fujian Province for electricity transmitted by Yuanping to the provincial power grid prior to July 8, 2009, the Company determined that US$648 is payable to the original shareholders of Yuanping for electricity sold by Yuanping prior to its acquisition by the Company in October 2008 pursuant to an agreement entered into between the Company and the original shareholders. In October, 2009, the Company settled all outstanding balances associated with the acquisition of Yuanping and Wangkeng with their original shareholders in accordance with the equity transfer purchase agreement and determined that an additional US$214 is receivable from and an additional US$118 is payable to the original shareholders of Yuanping and Wangkeng, respectively. As a result, the Company recorded a net decrease in goodwill of US$36 during the year ended December 31, 2009.

In March 2010, Shapulong determined that an accrued water resource fee of US$149 was deductible for tax purposes and the related deferred tax asset of US$37 should be recognized at the acquisition date. In March 2010, Ruiyang submitted its 2009 income tax return and determined that an additional US$96 tax payable should be recognized at the acquisition date. As a result, the Company recorded a net increase in goodwill of US$59 during the year ended December 31, 2010.

10. LAND USE RIGHTS

Land use rights and their related accumulated amortization as of December 31, 2009 and 2010 are as follows:

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

	December 31, 2009	December 31, 2010
	US$	US$
Land use right	38,648	48,542
Less: Accumulated amortization	(1,449)	(2,384)
Foreign currency translation adjustment	1,508	2,786

Total	38,707	48,944

The estimated annual amortization expenses for each of the five succeeding fiscal years are as follows:

US$
2011	1,114
2012	1,114
2013	1,114
2014	1,114
2015	1,114

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31, 2009	December 31, 2010
	US$	US$
Accrued payroll expenses	2,297	4,148
Retainage due to contractors	2,408	2,351
Purchase consideration payable	2,701	14,119
Employee termination costs	—	792
Guarantee deposits from original shareholders of acquired subsidiaries	4,316	4,299
Taxes payable	1,844	4,023
Guarantee liabilities	—	28
Amounts due to original shareholders of acquired subsidiaries	881	22,422
Unrecognized tax benefits	1,304	1,932
Accrued water resource fee	823	1,506
Current portion of unfavorable contract obligation (Note 15)	579	—
Other liabilities	4,526	11,285

Total	21,679	66,905

Retainage due to contractors represents the portion of the payment due to contractors that is withheld until final inspection and acceptance of the construction projects.

Purchase consideration payable as of December 31, 2010 represents the US$2,767, US$18, US$11,334 outstanding unpaid portion of the purchase consideration for the acquisitions of Wuliting, Ruiyang, and Jinling and its subsidiaries, respectively.

Guarantee deposits of US$4,299 from original shareholders of acquired subsidiaries as of December 31, 2010 represent security deposits received by the Company from original shareholders of Husahe, Wuliting, Yingchuan and Wangkeng which will be returned by the Company within ten days when the original shareholders of the acquired subsidiaries furnish the Company with final documentation relating to the acquired hydroelectric power projects and dams and reservoirs. Pursuant to the equity transfer purchase agreements of Husahe, Wuliting, Yingchuan and Wangkeng, the original shareholders are required to provide such documentation within one year from the

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

respective dates of acquisition. The final documentation has not been provided as of December 31, 2010 and the Company will retain the guarantee deposits until receipt of such documentation.

Amounts due to original shareholders of acquired subsidiaries as of December 31, 2010 represent (i) US$1,326 payable to the original shareholders of Xiaopengzu, Wuliting, Wangkeng, and Banzhu for their entitlement to the net working capital surplus of Xiaopengzu, Wuliting, and Wangkeng and to the current assets of Banzhu immediately prior to the consummation of the acquisitions in accordance with the supplemental equity transfer purchase agreements; (ii) US$442 payable to the original shareholders of Hengda and Xineng for their entitlement to the revenue from electricity sales before the consummation of the acquisitions; and (iii) liabilities assumed in the acquisition of Jinling (Note3), which consisted of amounts payable to Fujian Taiyu Investment Co., Ltd. (“Taiyu”), Jianyang City Xinguang Power Development Co., Ltd. (“Jianyang”) and Shaowu City Fengyi Power Development Co., Ltd. (“Fengyi”) of US$19,919 (RMB131,917), US$145 (RMB957) and US$591 (RMB3,912), respectively. The amounts payable to Taiyu, Jianyang, Fengyi are related to borrowings from the original shareholders before the acquisition date and are repayable on demand. Pursuant to the share transfer agreement signed with the original shareholders of Jinling, these balances, after deducting an amount of RMB20,000 (US$3,020), are subject to an interest rate of 6% per annum for a period of eight months from the acquisition date and an annualized rate of 10% per annum afterward.

Employee termination costs as of December 31, 2010 represent involuntary employee termination benefits assumed by the Company as part of the Jinling acquisition.

12. INCOME TAX EXPENSE

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current laws of Hong Kong, CHC HK and Sunpower is subject to tax on income or capital gain. In addition, upon payments of dividends by CHC HK and Sunpower to the Company, no Hong Kong withholding tax will be imposed.

PRC

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

Pursuant to the new CIT Law, entities which originally enjoyed the two years tax exemption and three years 50% reduction tax treatments are eligible to continue following the original tax laws and administrative regulations until their respective expiration dates. Binglangjiang, Liyuan, Husahe,

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Hengda, Xineng and Xiaopengzu are wholly-owned foreign enterprises (“WOFEs”) located in the Western Development area and were granted to a preferential tax rates prior to January 1, 2008 whereby (i) Binglangjiang was entitled to a lower corporate income tax rate of 15% as its corporate income tax rate from 2007 to 2010; (ii) Liyuan was entitled to tax exemption in 2007 and 2008 and a tax rate of 7.5% from 2009 to 2010; (iii) Husahe was entitled to a lower corporate income tax rate of 15% as its corporate income tax rate from 2007 to 2010; (iv) Hengda was entitled to tax exemption in 2007 and 2008 and a tax rate of 7.5% from 2009 to 2010; (v) Xineng and Xiaopengzu were entitled to tax exemption in 2009 and 2010. Accordingly, Binglangjiang, Liyuan, Husahe, Hengda, Xineng and Xiaopengzu will continue to be subject to a lower corporate income tax rate until 2010 as grandfathered by the New CIT Law. All of the Company’s remaining subsidiaries located in the PRC are subject to the statutory tax rate of 25% beginning in 2008. Banzhu was entitled to tax exemption in 2008 and 2009 and a corporate income tax rate of 12.5% from 2010 to 2012 based on the tax preferential treatment granted by the PRC government on May 15, 2009.

In accordance with the New CIT Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2010, no detailed interpretation or guidance has been issued to define “place of effective management”. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax under the New CIT Law. As of December 31, 2010, the Company has analyzed the applicability of this law and has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

The Group had minimal operations in jurisdictions other than the PRC.

(Loss) income before income taxes consists of:

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2009	For the Year Ended December 31, 2010
	US$	US$	US$
Cayman Islands	(4,353)	(18,648)	(11,072)
PRC	769	712	18,417

	(3,584)	(17,936)	7,345

Income tax expenses consist of:

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2009	For the Year Ended December 31, 2010
	US$	US$	US$
Current income tax expenses	398	697	4,016
Deferred income tax expenses (benefits)	46	795	(656)

Income tax expenses	444	1,492	3,360

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

A reconciliation of the effective income tax provisions to the amount computed by applying the statutory tax rate to (loss) income before income taxes in the consolidated statements of operations is as follows:

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2009	For the Year Ended December 31, 2010
	US$	US$	US$
Taxation at PRC effective income tax statutory rate (25% for the years ended December 31, 2008, 2009 and 2010)	(896)	(4,483)	1,836
Impact of tax rate differences	1,089	4,663	3,083
Effect of tax holidays in the PRC	—	505	(301)
Preferential tax treatment	(286)	(169)	(210)
Deemed interest income	103	510	705
Non-deductible expenses	95	211	542
Change in valuation allowance	339	255	(2,295)

Income tax provision	444	1,492	3,360

Effective Tax Rate (%)	(12.4%)	(8.3%)	45.8%

As of December 31, 2010, in accordance with ASC 740-10, the Group has recognized total additional income tax provisions of US$1,443 for unrecognized tax benefits, mainly related to transfer pricing issues and non-deductible expenses. The Group also recognized a decrease of unrecognized tax benefits of US$122 related to the settlement with the tax authority of Yinchuan in 2010. The Company has US$2,329 cumulative unrecognized tax benefits as of January 1, 2010.

A reconciliation of accrued unrecognized tax benefits is as follows:

US$
Balance as of January 1, 2010	2,329
Additions for tax positions taken in the current period	88
Additions for tax positions of prior years	973
Additions for tax positions from newly acquired entities	382
Reduction for settlement of prior year tax positions	(122)
Foreign currency translation	93

Balance as of December 31, 2010	3,743

As of December 31, 2010, the Group recorded unrecognized tax benefit of US$3,743, of which US$3,542 of the unrecognized tax benefit, if ultimately recognized, will impact the effective tax rate. Of the US$3,542, US$1,811 is presented on a net basis on the face of the balance sheet against deferred tax asset related to net operating loss, for which a full valuation allowance would otherwise be recorded.

It is possible that the amount of unrecognized tax benefits will change in the next 12 months, pending factors such as changes in PRC tax law or administrative practices and precedents, or tax authority inquiries. An estimate of the change cannot be made at this time.

The Group recognizes interest accrued related to unrecognized tax benefits in interest expenses. During the year ended December 31, 2009 and 2010, the Group recognized US$183 and US$237 in interest expense, respectively.

13. DEFERRED TAX ASSETS / DEFERRED TAX LIABILITIES

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

	December 31, 2009	December 31, 2010
	US$	US$
Deferred tax assets—current
Allowance for uncollectible other receivables	7	41
Accrued water resource fee	254	607
Guarantee deposit	96	—
Accrued maintenance fund	19	3
Disposal of fixed assets	10	7
Other payable	377	602

Total deferred tax assets—current	763	1,260

Deferred tax liabilities—current
Unfavorable contract obligation—electricity supply contract	(132)	—

Total deferred tax liabilities—current	(132)	—

Valuation allowance	(142)	—

Net deferred tax assets—current	489	1,260

Deferred tax assets—non-current
Net operating loss carry-forwards	1,360	772
Investment tax credit carry-forwards	470	166
Depreciation of property, plant and equipment	1,280	1,268
Pre-operation expenses	26	15
Guarantee deposit	—	—
Unfavorable contract obligation—water use right	426	427
Government grant	26	25
Other	1	1

Total deferred tax assets—non-current	3,589	2,674

Deferred tax liabilities—non-current
Fair value step-up of property, plant and equipment	(18,836)	(25,450)
Unfavorable contract obligation—electricity supply contract	8	8
Amortization of acquired intangible assets	(737)	(932)

Total deferred tax liabilities—non-current	(19,565)	(26,374)

Valuation allowance	(2,623)	(1,138)

Net deferred tax liabilities—non-current	(18,599)	(24,838)

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Deferred tax assets of US$847 and deferred tax liabilities of US$5,053 were recognized as a result of the acquisition of Shapulong, Yuanping, and Ruiyang during the year ended December 31, 2009. The Group recognized a full valuation allowance of US$187, US$83,and US$434 on the deferred tax asset of Shapulong, Ruiyang and Yuanping at the acquisition date as it is more likely than not that the benefit in the future earning will not be realized. Post-acquisition adjustments of US$51 and US$35 to the deferred tax assets valuation allowance that was recognized at the time of the acquisitions of Shapulong and Yuanping, respectively, were recognized in income tax expense during the year ended December 31, 2009.

Deferred tax assets of US$713 and deferred tax liabilities of US$5,668 were recognized as a result of the acquisition of Husahe, Hengda, Xineng, Xiaopengzu and Jinling during the year ended December 31, 2010. The Group recognized a full valuation allowance of US$213, US$210, US$149, and US$42 on the deferred tax assets of Hengda, Xineng, and Xiaopengzu, and Jinling at the acquisition date as it is more likely than not that the benefit in the future earning will not be realized. Post-acquisition adjustments of US$562, US$420, US$136, US$83, U$$89 and US$399 to the deferred tax assets valuation allowance that was recognized at the time of the acquisitions of Binglangjiang, Wuliting, Shapulong, Ruiyang, Jiulongshan and Yuanping, respectively, were recognized in income tax expense during the year ended December 31, 2010.

The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

The Group recognized a change in valuation allowance of US$339, US$255 and US$2,295 during the years ended December 31, 2008, 2009 and 2010, respectively. A foreign currency translation adjustment of US$52, US$3 and US$54 on deferred tax asset and the related valuation allowance was recognized in accumulated other comprehensive income as of December 31, 2008, 2009 and 2010, respectively.

Net operating loss carry-forward of US$3,088 as of December 31, 2010 will expire in years 2014 to 2015. Investment tax credit carry-forward of US$166 as of December 31, 2010 will expire in year 2011.

Deferred tax liabilities have not been provided on the undistributed earnings of the Company’s foreign subsidiaries during 2009 and 2010, as the Company intends to indefinitely reinvest such earnings into its foreign subsidiaries. The amount of recognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

The benefit of tax holiday on basic and diluted loss per share is as follows:

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2010
	US$	US$
Basic and diluted	0.02	0.002

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

14. BORROWINGS

Total borrowings as of December 31, 2009 and 2010 consist of:

	December 31, 2009	December 31, 2010
	US$	US$
Short-term:
Secured	4,394	15,779
Unsecured	2,704	1,963
Long-term:
Current portion, secured	56,809	60,798
Non-current, secured	172,469	224,297

Total borrowings	236,376	302,837

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

The short-term loans outstanding as of December 31, 2010 related to RMB denominated loans of US$3,020, US$755, US$4,681, and US$9,286 of Yingchuan, Zhougongyuan, Fujian Huabang and Jinling, respectively. The short-term loans of Yingchuan were obtained from Shanghai Pudong Development Bank with annual interest rates between 7.784% and 8.134%. The short-term loans are due in August 2011and guaranteed by Wuliting. The short-term loan of Zhougongyuan was obtained from Agricultural Bank of China with an annual interest rate of 7.65% and is due in June 2011. The short-term loan is secured by the pledge of property, plant and equipment of Zhougongyuan. The short-term loan of Fujian Huabang was obtained from Bank of China with an annual interest rate of 5.35% and is due in February, 2011. The short-term loan is secured by the pledge of a US$475 certificate of deposit of Fujian Huabang. The short-term loan of Jingling amounting to US$2,869 was obtained from Agricultural Bank of China with an annual interest rate of 6.1065%. The short-term loan is due in March 2011 and is guaranteed by Taiyu, the original shareholder of Jingling. The short-term loan of Jingling amounting to US$4,454 was obtained from Agricultural Bank of China with an annual interest rate of 5.841%. The short-term loan is due in November 2011 and is secured by the pledge of property, plant and equipment of Jingling. The short-term loan of Jingling amounting to US$1,963 was obtained from China Construction Bank with an annual interest rate of 6.116%. The short-term loan is due in December 2011 and is unsecured.

The long-term loans outstanding as of December 31, 2009 of US$229,278 related to RMB denominated bank loans obtained by Binglangjiang, Yingchuan, Wuliting, Jiulongshan, Yuheng, Wangkeng, Yuanping, Banzhu and Ruiyang from financial institutions. As of December 31, 2009, Wuliting and Yingchuan were in violation of certain debt covenant provisions relating to the use of funds. As a result, the banks have the right to call the entire outstanding loan balances at any time. Accordingly, the Company recorded loan balances of Wuliting and Yingchuan in the amount of US$29,671 and US$2,929, respectively, as current portion of long-term loans in the consolidated balance sheets as of December 31, 2009.

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The long-term loans of US$285,095 outstanding as of December 31, 2010 related to RMB denominated bank loans obtained by Binglangjiang, Hengda, Xineng, Xiaopengzu, Yingchuan, Wuliting, Jiulongshan, Ruiyang,Zhougongyuan, Yuheng, Wangkeng, Yuanping, Banzhu and Jingling from financial institutions. During the year ended December 31, 2010, the portion of the loan of Wuliting that was not in compliance with certain debt covenants provisions as of December 31, 2009 was repaid in full and the remaining non-current portion of the loan was reclassified as long-term loan accordingly. The loan balances of Yinchuan that were not in compliance with certain debt covenants as of December 31, 2009 were not settled during the year ended December 31, 2010 and remained classified as current portion of long-term loans as of December 31, 2010.

The interest rates on these long-term loans are variable based on the benchmark rate published by the People’s Bank of China each year. The average interest rate on the long-term loans for the year ended December 31, 2009 and 2010 was 6.16% and 6.26%, respectively. The long-term loans are due from 2011 to 2027 and are secured by the following:

(a) Corporate guarantee by third parties

Long-term loans amounted to US$24,750 and US$53,907 as of December 31, 2009 and 2010, respectively, were guaranteed by the following third parties:

	December 31, 2009	December 31, 2010
	US$	US$
Guaranteed by:
Guangsha Construction Group Co., Ltd.	13,181	13,590
Fujian Province Anheng Assets Management Co., Ltd. and Fujian Yuneng Power Group Ltd.	8,494	8,758
Dachuang Group and original shareholders of Yuanping	1,757	—
Pingnan County Minfeng Electric Power Co., Ltd.	1,318	—
Zhejiang Suichang Jiulongshan Hydroelectric Corporation	—	9,513
Fujian Taiyu Investment (Group) Co., Ltd.	—	1,510
Shaowu City Jinling Power Generation Co., Ltd. and Nanping City Xingshui Co., Ltd.	—	5,436
Fujian Taiyu Investment (Group) Co., Ltd., Shaowu City Jinling Power Generation Co., Ltd. and Xiamen Youen Hydropower Development Co., Ltd.	—	15,100

	24,750	53,907

(b) Pledge of property, plant and equipment

As of December 31, 2009, long-term loans amounted US$214,486 were secured by the pledge of property, plant and equipment of US$385,665 of Binglangjiang, Yingchuan, Wuliting, Yuheng, Wangkeng, Yuanping, Banzhu, Ruiyang, Jiulongshan and Zhougongyuan.

As of December 31, 2010, long-term loans amounted to US$271,506 were secured by the pledge of property, plant and equipment of US$538,581 of Binglangjiang, Hengda, Xineng, Xiaopengzu, Yingchuan, Wuliting, Ruiyang, Jiulongshan, Zhougongyuan, Shapulong, Yuheng, Yuanping, Wangkeng, Banzhu, Jinling and its subsidiaries.

(c) Pledge of proceeds from future electricity sales

As of December 31, 2009, long-term loans amounted to US$76,008 were secured by the proceeds from future electricity sales of Binglangjiang, Jiulongshan, Yuanping, Wangkeng and Yingchuan.

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

As of December 31, 2010, long-term loans amounted to US$135,707 were secured by the proceeds from future electricity sales of Binglangjiang, Hengda, Xineng, Xiaopengzu, Zhougongyuan, Jiulongshan, Yuanping, Wangkeng, Jingling and Jinglong.

Maturities of long-term loans for the five years succeeding December 31, 2010 are as follows:

US$
2011	60,798
2012	33,589
2013	35,884
2014	35,824
2015	30,569
Thereafter	88,431

285,095

15. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities as of December 31, 2010 mainly represent deferred government grant of US$101 relating to Banzhu.

The government grant of Banzhu is recognized as income over the periods necessary to match it on a systematic basis with the related costs which it is intended to compensate. From the acquisition date to December 31, 2008, and during the years ended December 31, 2009 and 2010, US$11, US$nil and US$6 has been recognized as a reduction to cost of revenues, respectively.

An unfavorable contract obligation was assumed by the Company as part of the Yuheng acquisition on October 22, 2008. The unfavorable contract obligation arose from an electricity supply contract amongst Yuheng, Rongping Chemical and the power grid from 2007 in which the contractual rate at which Yuheng would sell its electricity output is not at market. Pursuant to the electricity supply agreement, a price of RMB0.181 per kWh (inclusive of VAT), which was not an approved price then, has been set for the supply of an agreed volume of 300 million kWh of electricity from Yuheng to the power grid which in turn transmits such electricity to Rongping Chemical for a contractual term of 3.5 years. An approved price of RMB0.29 per kWh (inclusive of VAT) has been subsequently approved by the provincial pricing bureau for Yuheng’s electricity supply starting from October 28, 2008. Pursuant to the electricity supply agreement, Yuheng is only entitled to RMB0.181 per kWh (inclusive of VAT) of the RMB0.29 per kWh revenue received from the power grid and is obligated to remit the portion of revenue above RMB0.181 per kWh, or RMB0.109 per kWh, to Rongping Chemical for electricity volume transmitted under the supply agreement. The unfavorable contract obligation is amortized and recognized as revenue over the remaining contractual period based on the actual supply volume. For electricity transmitted from Yuheng to Rongping Chemical through the power grid, the Company recognized revenue based on the contractual price of RMB0.181 per kWh, net of VAT, and a deemed revenue of RMB0.065 per kWh from the amortization of the unfavorable contract obligation until the earlier of reaching the cumulative volume of 300 million kWh or October 2010. The Company recognized revenue based on the approved price of RMB0.29 per kWh, net of VAT, and did not recognize any deemed revenue from the amortization of the unfavorable contract obligation from the acquisition date to December 31, 2008 as the power grid did not transmit any electricity to Rongping Chemical during that period. During the years ended December 31, 2009 and 2010, US$734 and US$586 has been recognized as deemed revenue, respectively. The unfavorable contract obligation was fully amortized in May 2010 when the cumulative volume of 300 million kWh of electricity supply was reached.

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

The Company used the proceeds of the Series A, Series B and Series C Preferred Shares to fund the Company’s future acquisition of hydroelectric power generating assets and expansion of the Company’s existing hydroelectric power projects in the PRC, to repay all the amounts due and for the Company’s working capital purposes.

The Series A, Series B and Series C Preferred Shares were classified as mezzanine equity from their respective issuance date to the closing of the Company’s IPO on January 25, 2010, as these preferred shares can be redeemed at the option of the holders on or after an agreed upon date. Upon the listing of the Company’s shares on the New York Stock Exchange on January 25, 2010, all of the issured and outstanding Series A, Series B and Series C Preferred Shares and the related accrued cumulative dividends were automatically converted into ordinary shares.

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

Beneficial conversion features exist when the conversion price of the convertible redeemable preferred shares is lower than the fair value of the ordinary shares at the commitment date. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the preferred shares as a contribution to additional paid-in capital. The resulting discount to the convertible redeemable preferred shares is then amortized as a deemed dividend through retained earnings from the date of issuance to the earliest conversion date in the absence of a stated redemption date. The Company determined the fair value of ordinary shares with the assistance of an independent valuation firm.

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

No cash dividends were declared by the Company on the Series A, Series B and Series C Preferred Shares for the years ended December 31, 2008 and 2009 and for the period from January 1, 2010 to January 25, 2010. A cumulative dividend of US$14,680 and US$5,531 for Series A and Series B Preferred Shares, respectively, was accrued and recorded as a reduction of income available to ordinary shareholders for the year ended December 31, 2008. A cumulative dividend of US$19,836, US$14,412 and US$356 for Series A, Series B and Series C Preferred Shares, respectively, was accrued and recorded as a reduction of income available to ordinary shareholders for the year ended December 31, 2009. A cumulative dividend of US$1,989, US$1,412 and US$162 for Series A, Series B and Series C Preferred Shares, respectively, was accrued and recorded as a reduction of income available to ordinary shareholders for the period from January 1, 2010 to January 25, 2010.

Pursuant to the preferred shares subscription agreements, the Series A, Series B and Series C Preferred Shares shall automatically be converted into ordinary shares based on an adjusted conversion price equivalent to 60%, 60% and 70% of the IPO price, respectively, on the date of a qualified IPO. As a result, upon the closing the Company’s IPO on January 25, 2010, (i) the Series A Preferred Shares and related accrued cumulative dividends amounting to US$186,530 were converted in to 63,016,780 ordinary shares at an adjusted conversion price of US$2.96, or 60% of the IPO price of US$4.93; (ii) the Series B Preferred Shares and related accrued cumulative dividends amounting to US$150,355 were converted in to 50,795,457 ordinary shares at an adjusted conversion price of US$2.96, or 60% of the IPO price of US$4.93; and (iii) the Series C Preferred Shares and related accrued cumulative dividends amounting to US$20,518 were converted in to 5,941,613 ordinary shares at an adjusted conversion price of US$3.45, or 70% of the IPO price of US$4.93.

In accordance with ASC subtopic 470-20 (“ASC 470-20”), Debt: Debt with Conversion and Other Options, changes to the conversion terms that would be triggered by future events not controlled by the issuer are accounted for as contingent beneficial conversion features and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurred. Since the terms of the Series A, Series B and Series C Preferred Shares do not permit the number of shares that would be received upon conversion if an IPO occurs to be calculated at the commitment date, the conversion price adjustment triggered by the occurrence of an IPO was accounted for as a contingent beneficial conversion feature and was recognized upon the Company’s IPO based on the excess number of ordinary shares that would be received upon conversion at the adjusted conversion price over the number of shares that would have been received prior to the occurrence of the contingent event multiplied by the commitment date share

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

price. A contingent beneficial conversion feature of US$6,990, US$5,040 and US$222 was recognized for the Series A, Series B and Series C Preferred Shares, respectively, through a credit to additional paid-in capital on January 25, 2010.

In accordance with ASC 470-20, a discount resulting from the accounting for a beneficial conversion option for convertible instruments that do not have a stated redemption date is amortized from the date of issuance to the earliest conversion date. Since the holders of the Series A, Series B and Series C Preferred Shares can convert the preferred shares anytime after their respective issuance date, the beneficial conversion features of US$6,990, US$5,040 and US$222 for the Series A, Series B and Series C Preferred Shares, respectively, were immediately amortized as a reduction of income available to ordinary shareholders upon their recognition on January 25, 2010.

The carrying value of the Series A, Series B and Series C Preferred Shares as of December 31, 2009 and 2010 is as follows:

	Series A	Series B	Series C	Total
	US$	US$	US$	US$
Balance as of December 31, 2008	164,705	134,531	—	299,236
Issuance of preferred shares	—	—	20,000	20,000
Issuance costs	—	—	(1,872)	(1,872)
Changes in redemption value	—	—	1,872	1,872
Cumulative dividends	19,836	14,412	356	34,604

Balance as of December 31, 2009	184,541	148,943	20,356	353,840
Cumulative dividends	1,989	1,412	162	3,563
Conversion into ordinary shares	(186,530)	(150,355)	(20,518)	(357,403)

Balance as of December 31, 2010	—	—	—	—

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

On November 10, 2006, the Company also issued two warrants to Morgan Joseph, as part of the payment for services rendered by Morgan Joseph on the issuance of convertible notes (the “Notes”). One warrant allows Morgan Joseph to purchase 550,000 units of securities (each unit consists of one ordinary share and two warrants each to purchase one ordinary share of the Company at US$5.00 per share) and the other warrant allows Morgan Joseph to purchase 283,333 units of securities (each unit consists of one ordinary share and four warrants each to purchase one ordinary share of the Company at US$5.00 per share) issued by the Company at US$6.60 per unit (“Morgan Joseph Warrants”). The exercise period of the Morgan Joseph Warrants commences on the date of issuance and expires on November 10, 2011. The Morgan Joseph Warrants provide for a cashless exercise option.

On April 11, 2007, all of the Holders of the Notes approved the consummation of a business combination by the Company. Vicis Capital Master Fund (“Vicis”) converted its US$41,000 Notes into 6,833,333 ordinary shares and 18,666,666 warrants each to purchase one ordinary share at

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

US$5.00 per share while JMG Capital Partners, LLP and JMG Triton Offshore Fund Limited (collectively, “JMG”) elected not to convert its US$9,000 Notes and received 666,666 warrants each to purchase one ordinary share at US$5.00 per share. The warrants issued to Vicis and JMG (collectively, the “Holders’ Warrants”) have terms identical to the Founders’ Warrants in that the Company has an option to redeem at any time at US$0.001 per warrant, provided that the last independent bid price of the ordinary share exceeds US$8.50 per share, and that the exercise period commences on the date of issuance and expires on the earlier of November 10, 2011 or the redemption of the warrants by the Company.

Under ASC sub-topic 815-40 (“ASC 815-40”), Derivatives and Hedging: Contracts in Entity’s Own Equity, if a contract could potentially be cash settled, and such settlement is not within the control of the issuer, the derivative is accounted for as an asset or liability, and changes in fair value are recognized in the consolidated statements of operations.

Upon issuance of the Founders’ Warrants, Morgan Joseph Warrants and Holders’ Warrants and as of December 31, 2009 and 2010, the Company evaluated ASC 815-40-25-7 to ASC 815-40-25-35 and concluded that the warrants could only be physical settled or net-share settled but not net-cash settled. Therefore, the Founders’ Warrants, Morgan Joseph Warrants and Holders’ Warrants have been classified as equity since their respective issuance date. Fair value of the Founders’ Warrants, Morgan Joseph Warrants and Holders’ Warrants at their respective commitment date was determined to be minimal by management with the assistance of an independent valuation firm.

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

The Morgan Joseph Preferred Shares Warrant was classified as a liability from its issuance date to the closing of the Company’s IPO on January 25, 2010, in accordance with ASC sub-topic 480-10 (“ASC 480-10”), Distinguishing Liabilities from Equity: Overall, as Morgan Joseph is entitled to a cashless exercise into Series A Preferred Shares which are contingently redeemable for cash. The fair value of the Morgan Joseph Preferred Shares Warrant was US$899, US$14,333 and US$13,968 at the time of issuance and as of December 31, 2009 and January 25, 2010, respectively. An income of US$359, a loss of US$13,793 and an income of US$365 from the change in fair market value of the Morgan Joseph Preferred Shares Warrant was recognized in the statements of operations during the years ended December 31, 2008, 2009 and 2010, respectively. The fair value of the Morgan Joseph Preferred Shares Warrant was determined with the assistance of an independent valuation firm.

Upon the closing of the IPO on January 25, 2010, all of the outstanding Series A Preferred Shares were automatically converted into ordinary shares (Note 16). As a result, pursuant to the preferred shares subscription agreement, the Morgan Joseph Preferred Shares Warrant automatically became a warrant that allows Morgan Joseph to purchase up to 5,067,568 ordinary shares at US$3.26 per share and was reclassified from liability to equity (“Morgan Joseph Converted Warrant” which is

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

more fully described below). The Morgan Joseph Converted Warrant commences on the date of the IPO, or January 25, 2010 and expires on January 28, 2013. The Morgan Joseph Converted Warrant provides for a cashless exercise option.

On January 25, 2010, the Company completed an IPO, whereby the Company issued 6,000,000 units of securities at US$16.00 per unit. Each unit consists of one American Depositary Share (“ADS”) and one warrant (“IPO Warrant”). Each ADS represents three ordinary shares and each IPO Warrant entitles the holder to purchase three ordinary shares for an exercise price of US$15.00. The Company determined that the relative fair value of the ADSs and the IPO Warrants was US$14.80 and US$1.20, respectively, and allocated the sales proceeds of US$16.00 per unit of securities to the ADS and the IPO Warrant based on their relative fair values. The exercise period of the IPO Warrants commences on the date of issuance and expires on the earlier of January 27, 2014 or the redemption of the warrants by the Company. The IPO Warrants can be redeemed at the option of the Company at any time during the exercise period at US$0.01 per warrant, provided that the sales price per ADS equals or exceeds US$23 for any 20 trading days within a 30-trading day period before the redemption.

On January 25, 2010, the Company issued a warrant to Broadband Capital Management LLC (“Broadband Capital”), as part of the payment for services rendered by Broadband Capital on the Company’s IPO, for US$100.00. The warrant allows Broadband Capital to purchase a number of units of securities equal to an aggregate of 4% of the units of securities sold in the IPO at an exercise price of 120% of the IPO price, or US$19.20 per unit (the “Underwriter’s Warrants”). The warrants underlying the units of securities issuable upon exercise of the Underwriter’s Warrant are equivalent to the IPO Warrants, except that the Underwriter’s Warrants are exercisable at 120% of the IPO warrant exercise price, or $18 for three ordinary shares. The Underwriter’s Warrants are exercisable on a cashless basis, are non-redeemable and have a five-year term.

Upon the closing of the Company’s IPO on January 25, 2010 and as of December 31, 2010, in accordance with ASC 815-40, the Morgan Joseph Converted Warrant, IPO Warrants and Underwriter’s Warrants were concluded to be indexed solely to the Company’s own stock since the Warrants do not contain an exercise contingency based on an observable market or an observable index, and the settlement amount would equal to the difference between the fair value of a fixed number of the Company’s ordinary shares and a fixed exercise price. In addition, the Company evaluated ASC 81-40-25-7 to ASC 815-40-25-35 and concluded that the Morgan Joseph Converted Warrant, IPO Warrants and Underwriter’s Warrants could only be physical settled or net-share settled but not net-cash settled. Therefore, the Morgan Joseph Converted Warrant, IPO Warrants and Underwriter’s Warrants have been classified as equity since the Company’s IPO on January 25, 2010.

The fair values of the Founders’ Warrants, Morgan Joseph Warrants, Holders’ Warrants, Morgan Joseph Converted Warrant, IPO Warrants and Underwriter’s Warrants, which are classified as equity, were estimated at their commitment date using the following assumptions:

	Founders’ Warrants	Morgan Joseph Warrants	Holders’ Warrants	Morgan Joseph Converted Warrant	IPO Warrants	Underwriter’s Warrants
Commitment date/year-end date	November 10, 2006	November 10, 2006	November 10, 2006	January 25, 2010	January 25, 2010	January 25, 2010
Average risk-free rate of return	5.11%	5.11%	5.11%	2.40%	2.40%	2.40%
Expected term/life	5 years	5 years	5 years	3.00 years	4.99 years	4.99 years
Volatility rate	33.70%	33.70%	33.70%	66.00%	66.00%	66.00%
Expected dividend yield	—	—	—	—	—	—
Fair value of ordinary share	0.11	0.11	0.11	4.93	4.93	4.93
Estimated forfeiture rate	0%	0%	0%	0%	0%	0%

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying warrants and the fair value of the Company’s ordinary shares as of December 31, 2010, for those warrants that have an exercise price currently below the fair value of the Company’s ordinary or preferred shares. As of December 31, 2010, the Company has warrants outstanding to purchase an aggregate of 47,657,565 ordinary shares. None of these warrants has an exercise price below the fair value of the Company’s ordinary shares, resulting in an aggregate intrinsic value of US$nil.

All warrants were vested as of the date they were issued, except for the Underwriter’s Warrants which will be vested 540 days after the IPO. No warrants were redeemed, forfeited, cancelled or exercised for the years ended December 31, 2008, 2009 and 2010.

18. SHARE CAPITAL

The Company’s authorized ordinary share capital was 130,000,000 and 400,000,000 shares at par value of US$0.001 per share as of December 31, 2009 and 2010, respectively. There were 15,541,666 and 153,295,516 ordinary shares issued and outstanding as of December 31, 2009 and 2010, respectively.

The Company’s authorized preferred shares capital was 6,000,000 shares at par value of US$0.001 per share as of December 31, 2009 and 2010. There were 301,193 and nil preferred shares issued and outstanding as of December 31, 2009 and 2010, respectively.

On January 25, 2010, the Company completed an IPO, whereby the Company issued 6,000,000 units of securities at US$16.00 per unit. Each unit consists of one ADS priced at US$14.80 and one warrant priced at US$1.20. Each ADS represents three ordinary shares and each warrant entitles the holder to purchase three ordinary shares for an exercise price of US$15.00. Upon the closing of the Company’s IPO on January 25, 2010, all of the issued and outstanding Series A, Series B and Series C Preferred Shares and the related accrued cumulative dividends were automatically converted into 63,016,780, 50,795,457 and 5,941,613 ordinary shares, respectively (Note 16).

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

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

19. BASIC AND DILUTED LOSS PER SHARE

Basic and diluted loss per share for the years ended December 31, 2008, 2009 and 2010 are calculated as follows:

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2009	For the Year Ended December 31, 2010
	US$	US$	US$
Numerator for basic loss per share:
Profit (loss) attributable to ordinary shareholders	(38,901)	(55,872)	(12,073)

Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	—
Accretion of beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	—
Accretion of beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	—
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	—
Changes in redemption value of Series A convertible redeemable preferred shares	—	—	—
Changes in redemption value of Series B convertible redeemable preferred shares	—	—	—
Changes in redemption value of Series C convertible redeemable preferred shares	—	—	—

Numerator for diluted loss per share	(38,901)	(55,872)	(12,073)

Denominator:
Weighted average number of ordinary shares outstanding—basic	15,554,416	15,541,666	143,253,450

Dilutive effect of convertible securities:
Warrants	—	—	—
Convertible redeemable preferred shares	—	—	—
Share options	—	—	—

Weighted average number of ordinary shares outstanding—diluted	15,554,416	15,541,666	143,253,450

Loss per share—basic and diluted	(2.50)	(3.59)	(0.08)

The Group had securities outstanding which could potentially dilute basic loss per share in the future, but these securities were excluded from the computation of diluted loss per share in the years ended December 31, 2008, 2009 and 2010, as their effects would have been anti-dilutive. Such outstanding securities consist of warrants in 2008, 2009 and 2010, convertible redeemable preferred shares in 2008, 2009 and 2010 and share options in 2009 and 2010.

20. EMPLOYEE DEFINED CONTRIBUTION PLAN

The Group’s full time employees in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

require the Group to accrue for these benefits based on 33.7% to 44.1% of the employees’ salaries, subject to a certain cap limit, depending on the location of employment. The total contribution for such employee benefits, which was expensed as incurred, was US$392, US$605 and US$810 for the years ended December 31, 2008, 2009 and 2010, respectively. The Group has no additional legal obligations or liabilities for the benefits beyond the paid and accrued amounts.

In November 2008, the New York office of the Company established a 401(k) retirement plan, which requires a dollar by dollar matching contribution from the employer up to 3% of the employee’s annual salary. The total contribution for the 401(k) retirement plan, which was expensed as incurred, was US$7, US$26 and US$77 for the years ended December 31, 2008, 2009 and 2010, respectively. The Group has no additional legal obligation or liabilities for the benefits beyond the paid and accrued amounts.

The Company established a defined benefit plan for certain executive officers with an effective date of January 1, 2010. As of December 31, 2010, there was no contributed plan asset and the first required contribution is due on September 15, 2011. The benefit obligation, accrued benefit cost and net periodic benefit cost as of and for the year ended December 31, 2010 were insignificant.

21. INTEREST EXPENSES

Interest expenses for the years ended December 31, 2008, 2009 and 2010 consist of:

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2009	For the Year Ended December 31, 2010
	US$	US$	US$
Interest on long-term bank loans	5,293	13,013	14,958
Interest on convertible notes	164	—	—
Amortization of discount on convertible notes	139	—	—
Accrued interest on unrecognized tax benefits (Note 12)	99	183	237
Amortization of debt issuance costs	47	23	19
Accretion of guarantee fee payable	105	10	—
Interest penalty to original shareholders of an acquired subsidiary	—	401	129
Interest on loans from unrelated parties	—	133	2
Bank charges		409	343
Others	—	56	164

	5,847	14,228	15,852

22. COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

The Group has entered into certain operating leasing arrangements relating to the lease of the Group’s office premises. Payments made under operating leases are expensed on a straight-line basis over the term of the lease. Rental expenses under operating leases for the years ended December 31, 2008, 2009 and 2010 were US$574, US$691 and US$766, respectively.

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Future minimum lease payments for non-cancellable operating leases as of December 31, 2010 are as follows:

US$
2011	784
2012	446
2013	434
2014 and thereafter	—

Total	1,664

(b) Capital commitments

Capital commitments as of December 31, 2010 were approximately US$21,812 (RMB144,453), representing contracted but unpaid amounts for construction projects of and for the purchase of property, plant and equipment by Binglangjiang, Husahe, Yuheng and Wuyue.

(c) Other commitments

On November 6, 2010, Xiaopengzu entered into an equity transfer purchase agreement with several individuals to acquire 100% equity interest in Jinping Kanghong Hydroelectric Development Co., Ltd., which owns and operates the Dazhaihe hydroelectric project, for a purchase price of US$17,818 (RMB 118,000). The Dazhaihe hydroelectric project is a 15 megawatts project in the Yunnan Province.

On November 22, 2010, Fujian Huabang entered into an equity transfer purchase agreement with Sanming City Chenyang Hydropower Co., Ltd. to acquire the remaining 10% noncontrolling interest in Wangkeng for a consideration of US$5,937 (RMB38,967). This acquisition was completed in January 2011.

The Company committed to provide continuous financial support to its subsidiaries to ensure that these entities will continue as a going concern.

There were no significant contingencies as of December 31, 2009 and 2010.

(d) Loan guarantee commitments

Pursuant to the equity transfer purchase agreements of Yingchuan, Wuliting and Jiulongshan (collectively the “Zhejiang Entities”), Guangsha Construction Group Co., Ltd. (“Guangsha”), the original shareholder of these acquired subsidiaries, continues to provide guarantee on the bank loans of the Zhejiang Entities subsequent to the acquisition by the Company. As of December 31, 2009, the outstanding loan balances guaranteed by Guangsha were RMB50,000, RMB224,000 and RMB215,000 for Yingchuan, Wuliting and Jiulongshan, respectively. As of December 31, 2010, the outstanding loan balances guaranteed by GuangSha was RMB90,000 for Wuliting. In connection with the loan guarantees provided by Guangsha, the Company signed an agreement with Guangsha to provide a counter guarantee on Guangsha’s guarantee obligations. Pursuant to the counter guarantee agreement, the Company is obligated to reimburse Guangsha for all bank loans, interests, penalties and all other related costs Guangsha guaranteed in the event that the Zhejiang Entities are not able to fulfill their loan payments when become due. The Company recognized a guarantee asset with a corresponding guarantee liability amounted to US$221 and US$257 in the purchase price allocation of Wuliting and Jiulongshan, respectively. The guarantee asset and the corresponding guarantee liability for Yingchuan was insignificant. The changes in value of the guarantee assets and guarantee liabilities are recognized through the statements of operations. A gain and a corresponding loss of US$449 resulted from the changes in value of the guarantee liabilities and guarantee assets, respectively, were recognized for the year ended December 31, 2008. A gain and a corresponding loss

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

of US$42 resulted from the changes in value of the guarantee liabilities and guarantee assets, respectively, were recognized for the year ended December 31, 2009. Such gain and loss are included in “Other income, net” in the statements of operations. Both the guarantee assets and the guarantee liabilities expired upon the maturity of the related bank loans during the year ended December 31, 2009.

In addition, pursuant to the counter guarantee agreement, the Company should pay Guangsha an annual guarantee fee based on the prevailing market interest rate of the outstanding loan balances of the Zhejiang Entities at their respective acquisition dates. Since a counter guarantee was given by the Company to Guangsha in return for the guarantee of Guangsha to the Zhejiang Entities, the guarantee fee did not form part of the guarantee liability in the purchase price allocation of the Zhejiang Entities. Accordingly, the present value of the guarantee fee of US$124, US$620 and US$641 was treated as part of the purchase consideration of Yingchuan, Wuliting and Jiulongshan, respectively.

23. OTHER INCOME (LOSS), NET

Other income (loss), net for the years ended December 31, 2008, 2009 and 2010 consists of:

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2009	For the Year Ended December 31, 2010
	US$	US$	US$
Change in value of guarantee assets	(449)	(42)	—
Change in value of guarantee liabilities	449	42	—
Fees for supporting service provided to an equity investee	229	32	—
Remeasurement gain on pre-existing interest in an equity investee at acquisition date fair value	—	105	—
Loss on disposal of property, plant and equipment	—	(276)	(73)
Reimbursement from ADS depositary bank	—	—	446
Others	(85)	(86)	(245)

Other income (loss), net	144	(225)	128

A net reimbursement amounting to US$446 was received from Bank of New York Mellon, the Company’s ADS depositary bank, for the establishment of an ADS depositary receipt facility after the Company’s IPO.

24. SEGMENT AND GEOGRAPHIC INFORMATION

The Group follows ASC 280-10 for disclosure of segment information. The Group’s chief operating decision maker, who has been identified as the CEO, relies upon financial information by provinces with operations in the PRC when making decisions about allocating resources and assessing the performance of the Group. For the years ended December 31, 2008, 2009 and 2010, the Group operated and managed its business as four operating and reportable segments, namely the Yunnan Province segment, the Sichuan Province segment, the Zhejiang Province segment and the Fujian Province segment. As the Group’s long-lived assets and revenues are substantially all located in and derived from the PRC, no geographical segments are presented.

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The Group’s segment information as of and for the year ended December 31, 2008 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	2,746	971	9,635	1,363	—	—	14,715
Cost of revenues	(1,120)	(478)	(4,598)	(1,025)	—	1,196	(6,025)
General and administrative expenses	(245)	(223)	(567)	(210)	(5,516)	—	(6,761)
Interest income	359	84	18	5	877	(3)	1,340
Interest expenses	(361)	—	(3,519)	(1,514)	(456)	3	(5,847)
Change in fair value of derivative financial liabilities and warrant liability	—	—	—	—	420	—	420
Exchange (loss) gain	(269)	172	(165)	(2)	(803)	—	(1,067)
Share of losses in an equity investee	—	—	—	—	(503)	—	(503)
Other (loss) income, net	(3)	1	(6)	(5)	1,353	(1,196)	144
Income tax (expenses) benefits	(171)	9	(447)	165	—	—	(444)
Consolidated net income (loss)	936	536	351	(1,223)	(4,628)	—	(4,028)

Net loss attributable to noncontrolling interests	—	—	—	41	—	—	41

Net income (loss) attributable to China Hydroelectric Corporation shareholders	936	536	351	(1,182)	(4,628)	—	(3,987)

Total assets	40,997	13,919	242,057	212,801	337,115	(313,321)	533,568
Total liabilities	(14,569)	(32)	(93,358)	(119,423)	(23,249)	21,230	(229,401)
Capital expenditures	4,589	21	33,789	12	342	—	38,753
Depreciation & amortization expenses	696	305	3,113	718	31	—	4,863

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The Group’s segment information as of and for the year ended December 31, 2009 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	2,966	939	18,164	14,106	—	—	36,175
Cost of revenues	(1,193)	(583)	(9,774)	(7,341)	—	1,708	(17,183)
General and administrative expenses	(330)	(203)	(1,178)	(613)	(6,775)	—	(9,099)
Interest income	115	38	57	18	319	(37)	510
Interest expenses	(303)	—	(7,020)	(6,554)	(388)	37	(14,228)
Change in fair value of derivative financial liabilities and warrant liability	—	—	—	—	(13,793)	—	(13,793)
Exchange loss	—	(1)	(5)	(7)	(10)	—	(23)
Share of losses in an equity investee	—	—	—	—	(70)		(70)
Other (loss) income, net	(2)	(1)	(9)	(265)	1,760	(1,708)	(225)
Income tax expenses	(166)	(51)	(403)	(739)	(133)	—	(1,492)
Consolidated net income (loss)	1,087	138	(168)	(1,395)	(19,090)	—	(19,428)

Net loss attributable to noncontrolling interests	—	—	—	32	—	—	32

Net income (loss) attributable to China Hydroelectric Corporation shareholders	1,087	138	(168)	(1,363)	(19,090)	—	(19,396)

Total assets	42,770	14,649	311,685	204,347	337,472	(317,090)	593,833
Total liabilities	(15,494)	(556)	(152,898)	(112,187)	(34,506)	23,002	(292,639)
Capital expenditures	7,661	1,616	1,826	1,732	141	—	12,976
Depreciation & amortization expenses	845	338	6,887	4,432	78	—	12,580

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The Group’s segment information as of and for the year ended December 31, 2010 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	8,822	660	32,959	24,213	(1)	—	66,653
Cost of revenues	(4,059)	(597)	(14,414)	(8,567)	1	2,791	(24,845)
General and administrative expenses	(605)	(148)	(1,319)	(1,328)	(16,040)	—	(19,440)
Interest income	9	16	8	1,120	557	(519)	1,191
Interest expenses	(2,945)	—	(7,493)	(5,884)	(49)	519	(15,852)
Change in fair value of derivative financial liabilities and warrant liability	—	—	—	—	365	—	365
Exchange loss	—	—	—	(452)	(403)	—	(855)
Other (loss) income, net	(4)	29	(133)	(60)	3,087	(2,791)	128
Income tax expenses	204	1	(2,138)	(1,344)	(83)		(3,360)
Consolidated net income (loss)	1,422	(39)	7,470	7,698	(12,566)	—	3,985

Net income attributable to noncontrolling interests	—	—	—	(243)	—	—	(243)

Net income (loss) attributable to China Hydroelectric Corporation shareholders	1,422	(39)	7,470	7,455	(12,566)	—	3,742

Total assets	183,888	14,910	305,927	395,763	435,361	(506,018)	829,831
Total liabilities	(117,138)	(420)	(138,055)	(201,651)	(20,578)	64,994	(412,848)
Capital expenditures	879	569	250	317	1,380	—	3,395
Depreciation & amortization expenses	2,660	373	9,392	4,413	92	—	16,930

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

On August 18, 2008, the Board approved the grant of 40,000 options, 260,000 options and 3,597,000 non-qualified stock options to certain directors, consultants and employees of the Group,

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

respectively. Options granted to employees and consultants have a contractual life of five years, an exercise price of $7.70 and a vesting period of three years. Options granted to directors have a contractual life of five years, an exercise price of $7.70 and a vesting period of one year. The vesting of the unvested options granted to a director will be accelerated upon the director’s resignation from the Board. On January 20, 2009, the Board approved another grant of 35,000 non-qualified stock options to certain employees of the Group. These options have a contractual life of five years, an exercise price of $7.70 and a vesting period of three years. The exercise prices of options granted to employees, directors and consultants are denominated in US$. On March 4, 2009, the Board passed a resolution to modify the 2008 Plan for it to be effective without approval by the shareholders of the Company. In accordance with ASC 718-10, the grant date for the share-based awards issued on August 18, 2008 and January 20, 2009 was March 4, 2009.

On December 3, 2009, the Board of Directors approved the grant of 7,000,000 share options to the directors, officer, employees and a consultant of the Group at an exercise price equal to the price at which the ordinary shares underlying the American Depositary Shares are sold in the initial public offering of the Company; provided that the options shall expire in the event that the Company does not consummate its initial public offering within six months of the approval date. Since the exercise price was not known until IPO was successfully completed on January 25, 2010, the accounting grant date for the share-based awards issued on December 3, 2009 was not established until January 25, 2010. Accordingly, no compensation expense related to the December 3, 2009 grant was recognized for the year ended December 31, 2009.

The fair value of the options granted was estimated using a binomial option pricing model. The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility, the expected price multiple at which the holder is likely to exercise stock options and the expected employee forfeiture rate. The Company uses historical data and future expectations to estimate forfeiture rate. For expected volatility, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option is based on U.S. Treasury zero-coupon yield in effect at the grant date. The dividend yield is based on the expected pay-out ratio. Before the closing of the IPO on January 25, 2010, the Company determined the fair value of the ordinary shares at the measurement date with the assistance of an independent valuation firm using a generally accepted valuation methodology, which incorporates certain assumptions including the financial results and growth trends of the Group, to derive the total equity value of the Group. The valuation model allocated the equity value between the ordinary shares and the preferred shares and determined the fair value of ordinary shares based on the following assumptions: (i) preferred shares were treated as if they had converted into ordinary shares where conversion into ordinary shares would result in a higher economic value and (ii) preferred shares that have a value higher than their conversion price were assigned a value that took into consideration their liquidation value. The expected share option life was estimated based on the resulting output of the binomial option pricing model. The option awards are not transferable and the grantees have a limited amount of time subsequent to their termination of employment or service to exercise the options. These post-vesting restrictions are considered in the binomial option pricing model as a suboptimal exercise factor.

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Options granted to directors

The following table summarizes the share options granted to directors as of and for year ended December 31, 2010:

	Number of Options	Weighted- Average Exercise Price (US$)	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2010	40,000	7.70	3.63	—

Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or cancelled	—	—	—	—

Outstanding at December 31, 2010	40,000	7.70	—	—

Vested and expected to vest at December 31, 2010	40,000	7.70	2.63	—

Exercisable at December 31, 2010	40,000	7.70	2.63	—

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

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as of December 31, 2009 and 2010, for those awards that have an exercise price currently below the fair value of the Company’s shares. As of December 31, 2009 and 2010, all of the options granted to directors have an exercise price above the fair value of the Company’s shares, resulting in an aggregate intrinsic value of US$nil.

The weighted-average grant-date fair value of options granted to directors of the Group during the year ended December 31, 2009 was US$0.30.

The grant-date fair value of the 40,000 options granted to directors during the year ended December 31, 2009 was estimated using the following assumptions:

Suboptimal exercise factor	1.5
Risk-free interest rate	3.67%
Expected volatility rate	59%
Expected dividend yield	0%
Expected share option life	4.46 years
Estimated forfeiture rate	0%
Fair value of ordinary share	US$2.08

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Options granted to consultants

The following table summarizes the share options granted to consultants as of and for the year ended December 31, 2010:

	Number of Options	Weighted- Average Exercise Price (US$)	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2010	255,000	7.70	3.63	—

Granted	150,000	4.93	—	—
Exercised	—	—	—	—
Forfeited or cancelled	(60,000)	—	—	—

Outstanding at December 31, 2010	345,000	6.50	3.20	—

Vested and expected to vest at December 31, 2010	345,000	6.50	3.20	—

Exercisable at December 31, 2010	167,500	7.08	2.92	—

As of December 31, 2009 and 2010, all of the options granted to consultants have an exercise price above the fair value of the Company’s shares, resulting in an aggregate intrinsic value of US$nil.

The weighted-average fair value of options granted to consultants of the Group during the year ended December 31, 2009 was US$0.05 at December 31, 2010 while the weighted-average fair value of options granted to consultants of the Group during the year ended December 31, 2010 was US$2.03 and US$0.28 at January 25, 2010 and December 31, 2010, respectively. During the years ended December 31, 2009 and 2010, the total fair value of options vested based on the year-end fair value was US$105 and US$16, respectively.

One of the consultants terminated her contractual relationship with the Company and her 60,000 share options were forfeited immediately upon termination in 2010.

As of December 31, 2010, there was US$19 of unrecognized share-based compensation cost related to options granted to consultants, which will be recognized over a weighted-average vesting period of 1.63 years. To the extent the actual forfeiture rate is different from the original estimate or the assumptions used in estimating the fair value of options are changed, actual share-based compensation related to these awards granted to consultants may be different from the expectation.

The fair value for the options granted to consultants during the years ended December 31, 2009 and 2010 was estimated using the following average assumptions:

	December 31, 2009	December 31, 2010
Suboptimal exercise factor	1.5	1.5
Risk-free interest rate	2.68%	0.87-1.48%
Expected volatility rate	64.00%	40.09%
Expected dividend yield	0%	0%
Expected share option life	3.63 years	2.63-3.93 years
Estimated forfeiture rate	0%	0%
Fair value of ordinary share	US$4.93	US$2.46

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Options granted to employees

The following table summarizes the share options granted to employees as of and for the year ended December 31, 2010:

	Number of Options	Weighted- Average Exercise Price (US$)	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2010	3,627,000	7.70	3.63	—
Granted	6,850,000	4.93	—	—
Exercised	—
Forfeited or cancelled	(263,000)	6.23	—	—

Outstanding at December 31, 2010	10,214,000	5.88	3.48	—

Vested and expected to vest at December 31, 2010	10,124,390	5.87	3.48	—

Exercisable at December 31, 2010	4,013,500	6.54	3.17	—

As of December 31, 2009 and 2010, all of the options granted to employees have an exercise price above the fair value of the Company’s shares, resulting in an aggregate intrinsic value of US$nil.

The weighted-average grant-date fair value of options granted to employees of the Group during the years ended December 31, 2009 and December 31, 2010 was US$0.30 and US$1.44, respectively. During the years ended December 31, 2009 and 2010, the total fair value of options vested based on the grant date fair value was US$363 and US$4,106, respectively.

Two of the employees terminated their employment relationship with the Company and their 263,000 share options were forfeited immediately upon termination in 2010.

As of December 31, 2010, there was US$10,530 of unrecognized share-based compensation cost related to options granted to employees, which will be recognized over a weighted-average vesting period of 2.14 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation.

The grant-date fair value of the options granted to employees during the years ended December 31, 2009 and 2010 was estimated using the following assumptions:

	2009	2010
Suboptimal exercise factor	1.5	1.5
Risk-free interest rate	3.67%-3.8%	3.07%
Expected volatility rate	57%-59%	58%
Expected dividend yield	0%	0%
Expected share option life	4.46-4.88 years	4.86 years
Estimated forfeiture rate
Founders	0%	0%
Senior management	0.8%	8.9%
Employees	2.4%	4.3%
Fair value of ordinary shares	US $2.08	US $4.63

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Total compensation cost recognized for share options granted to directors, consultants and employees for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31 2009	For the Year Ended December 31, 2010
	US$	US$
Cost of revenues	—	—
General and administrative expenses	571	3,615

	571	3,615

26. RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of related parties	Relationship with the Group
China Hydro LLC	A shareholder of the Company
Kuhns Brothers, Inc.	A company owned by the CEO
China Carbon Investment Consulting, Ltd.	A company controlled by the CEO
China Silicon Zhuo-Xin Investment Consulting, Ltd.	A company controlled by the CEO
Sanming City Chenyang Hydropower Co., Ltd.	Noncontrolling interest in Wangkeng
Henan Lantian Group Co., Ltd.	Noncontrolling interest in Wuyue
Nanping City Xingshui Co., Ltd.	Noncontrolling interest in Jinlong
Xiamen Youen Hydropower Development Co., Ltd.	Noncontrolling interest in Jintang and Jinwei

(a) The Company had the following related party transactions during the years presented:

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2009	For the Year Ended December 31, 2010
	US$	US$	US$
Expense paid on behalf by related parties:
Kuhns Brothers, Inc.	70	75	98

	70	75	98

Expense paid on behalf of related parties:
China Carbon Investment Consulting, Ltd.	81	—	—
China Silicon Zhuo-Xin Investment Consulting, Ltd.	32	—	—

	113	—

During the year ended December 31, 2008, the Company paid US$81 and US$32 of miscellaneous expenses on behalf of China Carbon Investment Consulting Ltd. and China Silicon Zhuo-Xin Investment Consulting Ltd., respectively. The amounts were fully repaid to the Company as of December 31, 2009. During the years ended December 31, 2008, 2009 and 2010, Kuhns Brothers, Inc. paid US$70, $75 and $98 of miscellaneous expenses on behalf of the Company, respectively. The amounts were fully repaid by the Company as of December 31, 2010.

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2009	For the Year Ended December 31, 2010
	US$	US$	US$
Rental for office space provided by:
Kuhns Brothers, Inc.	257	288	288

	257	288	288

Fees for financial advisory services provided by:
Kuhns Brothers, Inc.	—	200	—

	—	200	—

During the years ended December 31, 2008, 2009 and 2010, the Company rented office space from the Kuhns Brothers, Inc. and incurred rental expenses of US$257, US$288 and US$288, respectively.

During the year ended December 31, 2009, the Company paid US$200 to Kuhns Brothers, Inc. as consideration for its financial advisory services in connection with Series C convertible redeemable preferred shares offering.

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2009	For the Year Ended December 31, 2010
	US$	US$	US$
Loans from related parties:
Sanming City Chenyang Hydropower Co., Ltd.	—	—	2,247

	—	—	2,247

Prepayment to related parties for acquisition of noncontrolling interest:
Sanming City Chenyang Hydropower Co., Ltd.	—	—	4,643

	—	—	4,643

Prepayments to related parties for hydroelectric project construction:
Henan Lantian Group Co., Ltd.	—	—	1,251

	—	—	1,251

During the year ended December 31, 2010, the Company obtained short-term borrowings amounted to US$2,247 from Sanming City Chenyang Hydropower Co., Ltd. The short-term loans are unsecured, interest-free and repayable on demand.

During the year ended December 31, 2010, Fujian Huabang made a prepayment of US$4,643 to Sanming City Chenyang Hydropower Co., Ltd. for the acquisition of the remaining 10% noncontrolling interest in Wangkeng. The acquisition was completed in January 2011.

During the year ended December 31, 2010, Wuyue made a prepayment of US$1,251 to Henan Lantian Group Co., Ltd. for the construction of Wuyue’s hydroelectric project.

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2009	For the Year Ended December 31, 2010
	US$	US$	US$
Guarantee deposits received from related parties:
Sanming City Chenyang Hydropower Co., Ltd.	241	—	—

	241	—	—

Deposit of US$241 for the year ended December 31, 2008 represents guarantee received by the Company from Sanming City Chenyang Hydropower Co., Ltd., which will be returned by the Company within ten days when the original shareholders of Wangkeng furnish the Company with final documentation relating to the acquired hydroelectric power project and dams and reservoir. Pursuant to the equity transfer purchase agreements of Wangkeng, the original shareholders are required to provide such documentation within one year from the date of acquisition. The guarantee deposits remained unsettled as of December 31, 2010 as the required final documentation has not been provided by the original shareholder of Wangkeng.

(b) The Company had the following related party balances as of December 31, 2009 and 2010:

	December 31, 2009	December 31, 2010
	US$	US$
Amounts due from related parties:
Sanming City Chenyang Hydropower Co., Ltd.	—	4,680
Henan Lantian Group Co., Ltd.	—	1,270

	—	5,950

Amounts due to related parties:
China Hydro LLC	—	—
China Carbon Investment Consulting Ltd.	1	—
Sanming City Chenyang Hydropower Co., Ltd.	241	2,514
Kuhns Brothers, Inc.	—	4
Nanping City Xingshui Co., Ltd.	—	1,419
Xiamen Youen Hydropower Development Co., Ltd.	—	8,929
	—

	242	12,866

All balances with related parties are unsecured, interest-free and repayable on demand, except for (i) a US$249 balance due to Sanming City Chenyang Hydropower Co., Ltd. which will be returned by the Company within ten days when the original shareholders of Wangkeng furnish the Company with final documentation relating to the acquired hydroelectric power project and dam and reservoir and (ii) the US$1,419 amount due to Nanping City Xingshui Co., Ltd., and the US$8,929 amount due to Xiamen Youen Hydropower Development Co., Ltd. assumed in the acquisitions of Jinling and its subsidiaries, which bear a floating interest rate of 6.0% and 7.2% per annum, respectively.

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

In accordance with the Law of the People’s Republic of China on Foreign Invested Enterprises (“FIE”) and its articles of association, a FIE established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign invested enterprise (“WOFE”) is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A non-wholly-owned foreign invested enterprise is permitted to provide all the above allocation of annual after-tax profit at the discretion of its board of directors, except for the general reserve fund which has the same requirement as a WOFE. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. All of the subsidiaries of the Company except Wangkeng, Shapulong, Wuyue, Ruiyang, Husahe, Jinlong, Jintang and Jinwei were acquired or established as WOFEs, and therefore are subject to the above mandated restrictions on distributable profits. Wangkeng was acquired as a non-wholly-owned foreign invested equity; Shapulong and Wuyue are equity joint ventures established pursuant to the Law of China on Sino-Foreign Equity Joint Ventures, and Ruiyang, Husahe, Jinlong, Jintang and Jinwei are domestic companies established pursuant to the Company Law of China, and therefore are only subject to the 10% general reserve fund requirement.

As a result of the PRC laws, rules and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-up capital and statutory reserves as determined pursuant to PRC generally accepted accounting principles, totaling US$311,585 and US$466,792 as of December 31, 2009 and 2010, respectively. Profit appropriations of US$252 and US$1,255 were made for the years ended December 31, 2009 and 2010, respectively.

28. CONCENTRATION OF RISKS

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2009 and 2010, substantially all of the Group’s cash and cash equivalents were managed by financial institutions located in the United States and the PRC which management believes are of high credit quality.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC. As a percentage of total accounts receivable, the top five customers accounted for 97% and 98% as of December 31, 2009 and 2010, respectively.

Due to the Group’s dependence on a limited number of customers, any negative events or deterioration in financial strength with the Group’s customers or deterioration of relationship with the Group’s customers, may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The major customers and the portion of

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

revenue from these customers for the years ended December 31, 2008, 2009 and 2010 are listed below:

Segment		December 31, 2008	December 31, 2009	December 31, 2010
Yunnan Nujiang Electric Power Co., Ltd.	Yunnan Province	—	—	1%
Yunnan Dehong Electric Power Co., Ltd.	Yunnan Province	19%	8%	9%
Yunnan Grid Company, Ltd.	Yunnan Province	—	—	3%
Sichuan Cangxi Electric Power Co., Ltd.	Sichuan Province	7%	3%	1%
Lishui Electric Power Bureau	Zhejiang Province	65%	50%	49%
Fujian Electric Power Co., Ltd.	Fujian Province	7%	28%	24%
Pingnan Power Supply Company	Fujian Province	2%	11%	13%

		100%	100%	100%

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

Foreign currency exchange rate risk

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 6.4%, 0.1% and 3.0% appreciation of the RMB against the US$ in 2008, 2009 and 2010, respectively. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant volatility of the RMB against the US$.

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

29. SUBSEQUENT EVENTS

On November 22, 2010, Fujian Huabang entered into an equity transfer purchase agreement with Sanming City Chenyang Hydropower Co., Ltd. to acquire the remaining 10% noncontrolling interest in Wangkeng for a consideration of US$5,937 (RMB38,967). Fujian Huabang completed the acquisition of the 10% equity interest in January 2011. In accordance with ASC 805-10, transactions with noncontrolling interests are treated as equity transactions among shareholders and no gain or loss is to be recognized in the statements of operations. Any difference between the fair value of the consideration paid and the carrying value of the noncontrolling interest is to be recognized in additional paid-in capital.

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

30. CONDENSED FINANCIAL INFORMATION OF THE COMPANY

The following is the condensed financial information of the Company on a non-consolidated basis:

Balance sheets

	December 31, 2009	December 31, 2010
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	18,328	8,088
Prepayments and other current assets	127	1,541

Total current assets	18,455	9,629
Non-current assets
Deferred initial public offering costs	12,774	—
Property, plant and equipment, net	14	11
Investment in subsidiaries	305,609	417,166
Other non-current assets	177	157

Total non-current assets	318,574	417,334

TOTAL ASSETS	337,029	426,963

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to subsidiaries	16,710	15,940
Accrued expense and other current liabilities	3,020	2,575
Warrant liability	14,333	—

Total current liabilities	34,063	18,515

Total liabilities	34,063	18,515

Convertible redeemable preferred shares
Series A (par value US$0.001 per share; 2,500,000 shares authorized; 152,193 and nil shares issued and outstanding as of December 31, 2009 and 2010)	184,541	—
Series B (par value US$0.001 per share; 2,500,000 shares authorized; 129,000 and nil shares issued and outstanding as of December 31, 2009 and 2010)	148,943	—
Series C (par value US$0.001 per share; 1,000,000 shares authorized; 20,000 and nil shares issued and outstanding as of December 31, 2009 and 2010)	20,356	—
Shareholders’ equity
Ordinary shares (par value US$0.001 per share, 130,000,000 and 400,000,000 shares authorized as of December 31, 2009 and 2010; 15,541,666 and 153,295,516 shares issued and outstanding as of December 31, 2009 and 2010)	16	153
Additional paid-in capital	38,812	498,213
Accumulated other comprehensive income	11,065	22,922
Accumulated deficit	(100,767)	(112,840)

Total shareholders’ (deficit) equity	(50,874)	408,448

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	337,029	426,963

CHINA HYDROELECTRIC CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Statements of operations

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2009	For the Year Ended December 31, 2010
	US$	US$	US$
Revenues	—	—	—
Cost of revenues	—	—	—
Gross profit	—	—	—

Operating expenses:
General and administrative expenses	(3,890)	(4,785)	(12,016)
Total operating expenses	(3,890)	(4,785)	(12,016)
Operating loss	(3,890)	(4,785)	(12,016)
Equity in profits (losses) of subsidiaries	366	(747)	14,814
Share of losses in an equity investee	(503)	(70)	—
Interest income	873	319	555
Interest expenses	(455)	(419)	(19)
Change in fair value of derivatives and warrant liability	420	(13,793)	365
Exchange loss	(798)	(6)	(403)
Other income, net	—	105	446

(Loss) income before income tax expenses	(3,987)	(19,396)	3,742
Income tax expenses	—	—	—

Net (loss) income	(3,987)	(19,396)	3,742

Statements of cash flows

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2009	For the Year Ended December 31, 2010
	US$	US$	US$
Cash flows used in operating activities	(2,055)	(3,289)	(10,157)
Cash flows used in investing activities	(216,265)	(21,643)	(86,071)
Cash flows provided by financing activities	250,735	10,787	85,988

Net increase (decrease) in cash and cash equivalents	32,415	(14,145)	(10,240)

Cash and cash equivalents at the beginning of the year	58	32,473	18,328

Cash and cash equivalents at the end of the year	32,473	18,328	8,088

(a) Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10. Such investment is presented as “Investment in subsidiaries” on the balance sheet and share of the subsidiaries’ losses or profits is presented as “Equity in (losses) profits of subsidiaries” on the statements of operations.

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

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the years presented, except for those disclosed in the consolidated financial statements (Note 22).