Form 20-F
period 2011-12-31
China Hydroelectric Corp
filed 2012-04-27
CIK 1477156

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011
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

2105A, Ping’an International Financial Center, No. 3 South Xinyuan Street
Chaoyang District, Beijing
People’s Republic of China 100027
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing three Ordinary shares, par value $0.001 per share	New York Stock Exchange
Ordinary Shares, par value $0.001 per share	New York Stock Exchange*
Warrants each to purchase three Ordinary Shares	New York Stock Exchange

*Not for trading, but only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 161,989,097 ordinary shares.

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

•

“we,” “us,” “our company,” “our,” “CHC” and “China Hydroelectric” refer to China Hydroelectric Corporation and its subsidiaries. For SEC reporting purposes, China Hydroelectric Corporation is the successor company to our predecessor company, Binglangjiang. Certain financial and operating data presented in this annual report reflect the results of operations of Binglangjiang from April 25, 2007, the date we acquired Binglangjiang;

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

•	“effective utilization rate” means the quantity of electricity sold in the relevant period expressed as a percentage of installed capacity for electricity generation in such period.

•	“Yuanping” means the Yuanping Hydroelectric power project, which is located in Pingnan County, Ningde City, Fujian province.

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

ITEM 3. KEY INFORMATION

A. Selected Consolidated and Other Financial and Operating Data

On April 25, 2007, we acquired the Binglangjiang hydroelectric power project and thereby commenced our business as an owner and operator of small hydroelectric power projects in China. The following tables present our selected historical consolidated financial information, and that of our predecessor company Binglangjiang. Our selected consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements and the related notes included elsewhere in this annual report, which have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The selected statements of operations data for Binglangjiang for the period from January 1, 2007 to April 24, 2007 and for us for the year ended December 31, 2007 and the selected consolidated balance sheet data for us as of 2007 have been derived from the audited financial statements and the related notes of Binglangjiang or us not included in this annual report. Our audited consolidated financial statements, and the audited financial statements of our predecessor company Binglangjiang, are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Historical results are not necessarily indicative of the results of operations to be expected for future periods.

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

	Binglangjiang (Predecessor)	Our Company (Successor)
	For the Period from January 1 to April 24, 2007	For the Year Ended December 31,
		2007	2008	2009	2010	2011
		(US$ in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Continuing operations:
Revenues	$571	$2,434	$14,715	$34,327	$63,280	$57,544
Cost of Revenues	(219)	(813)	(5,884)	(16,458)	(23,970)	(32,545)

Gross profit	352	1,621	8,831	17,869	39,310	24,999

Operating expenses:
General and Administrative expenses	(23)	(2,560)	(6,741)	(9,003)	(19,307)	(29,028)

Operating income(loss)	329	(939)	2,090	8,866	20,003	(4,029)

Interest income	—	1,051	1,340	510	1,190	102
Interest expense	(285)	(3,275)	(5,653)	(13,359)	(15,167)	(26,550)
Change in fair value of derivative financial liabilities and warrant liabilities	—	(266)	420	(13,793)	365	951
Exchange loss	—	(1,095)	(1,067)	(23)	(855)	(851)
Share of losses in an equity investee	—	(27)	(503)	(70)	—	—
Impairment loss on long-lived assets	—	—	—	—	—	(11,590)
Impairment loss on goodwill	—	—	—	—	—	(11,388)
Other income (loss), net	—	8	144	(225)	122	(348)

Income (loss) before income tax expenses	44	(4,543)	(3,229)	(18,094)	5,658	(53,703)
Income tax expense	(1)	(17)	(430)	(1,433)	(3,557)	(1,549)

Net income (loss) from continuing operations	43	(4,560)	(3,659)	(19,527)	2,101	(55,252)

Net (loss) income net of income tax (expense) benefit from discontinued operations	—	—	(369)	99	1,884	(38)
Less:
Net loss (income) attributable to noncontrolling interests	—	—	41	32	(243)	9,901
Net income (loss) attributable to China Hydroelectric Corporation shareholders	43	(4,560)	(3,987)	(19,396)	3,742	(45,389)

-Continuing operations	43	(4,560)	(3,618)	(19,495)	1,858	(45,351)
-Discontinuing operations	—	—	(369)	99	1,884	(38)

Net profit (loss) for the year	43	(4,560)	(4,028)	(19,428)	3,985	(55,290)

Consolidated Statements of Operations Data:
Less:
Cumulative dividends on Series A convertible redeemable preferred shares	—	—	(14,680)	(19,836)	(1,989)	—
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	(5,531)	(14,412)	(1,412)	—

	Binglangjiang (Predecessor)	Our Company (Successor)
	For the Period from January 1 to April 24, 2007	For the Year Ended December 31,
		2007	2008	2009	2010	2011
	(US$ in thousands, except share and per share data)
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	—	(356)	(162)	—
Beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	—	—	(6,990)	—
Beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	—	—	(5,040)	—
Beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	—	—	(222)	—
Changes in redemption value of Series A convertible redeemable preferred shares	—	—	(10,569)	—	—	—
Changes in redemption value of Series B convertible redeemable preferred shares	—	—	(4,134)	—	—	—
Changes in redemption value of Series C convertible redeemable preferred shares	$—	$—	$—	$(1,872)	$—	$—

Loss attributable to ordinary shareholders	—	(4,560)	(38,901)	(55,872)	(12,073)	(45,389)

Net (loss) income attributable to ordinary shareholders per share	—	(0.33)	(2.50)	(3.59)	(0.08)	(0.29)
From continuing operations	N/A	N/A	(2.48)	(3.59)	(0.09)	(0.29)
From discontinuing operations	N/A	N/A	(0.02)	0.00	0.01	(0.00)
Weighted average ordinary shares used in basic and diluted net loss attributable to China Hydroelectric Corporation shareholders per share computation	*	13,817,466	15,554,416	15,541,666	143,253,450	156,505,076
Net (loss) income attributable to ordinary shareholders per ADS	—	—	—	—	(0.25)	(0.87)
From continuing operations	N/A	N/A	N/A	N/A	(0.29)	(0.87)
From discontinuing operations	N/A	N/A	N/A	N/A	0.04	(0.00)
Weighted average ordinary shares used in basic and diluted net loss attributable to ordinary shareholders per ADS computation	—	—	—	—	47,751,150	52,168,358
Other Financial Data:
EBITDA attributable to China Hydroelectric Corporation shareholders, as adjusted(1)	*	(320)	6,474	22,782	42,788	31,490

*	Not provided, as the information relates to the results of operations of Binglangjiang prior to its acquisitions by us.

(1)	See “Operating and Financial Review and Prospects—Results of Operations—EBITDA, as adjusted for a reconciliation of this non-GAAP number.

	Our Company (Successor)
	As of December 31,
	2007	2008	2009	2010	2011
	(US$ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,606	$38,693	$31,618	$33,457	$8,391
Accounts receivable, net	329	3,137	8,434	4,359	4,246
Deferred tax assets	—	1,166	489	1,260	1,799
Amounts due from related parties, net	25	13	—	5,950	—
Debt issuance costs	47	—	—	—	—
Amounts due from an equity investee	287	4,534	—	—	—
Prepayments and other current assets	3,269	9,437	4,582	8,221	2,999
Assets classified as held-for-sale	—	—	—	—	21,693

Total current assets	19,563	56,980	45,123	53,247	39,128

Investment in an equity investee	4,721	4,295	—	—	—
Deferred IPO initial public offering costs	—	6,032	12,774	—	—
Property, plant and equipment, net	20,713	334,512	384,493	583,686	580,964
Land use rights, net	8,333	30,678	38,707	48,944	50,666
Intangible assets, net	3,008	3,666	4,513	6,249	5,788
Goodwill	2,773	96,533	107,824	136,635	135,651
Deferred tax assets	—	—	—	986	1,767
Other non-current assets	—	872	399	709	951

Total non-current assets	39,548	476,588	548,710	777,209	775,787

Total assets	59,111	533,568	593,833	830,456	814,915

Liabilities classified as held-for-sale	—	—	—	—	11,920
Total current liabilities	14,436	77,285	101,467	163,720	177,855
Long term loan	10,269	138,133	172,469	224,297	215,382
Deferred tax liabilities	—	13,415	18,599	25,350	26,563
Other non-current liabilities	—	568	104	106	237
Convertible redeemable preferred shares	—	299,236	353,840	—	—

Total China Hydroelectric Corporation shareholders’ equity (deficit)	34,406	4,181	(53,435)	405,887	394,400
Noncontrolling interests	—	750	789	11,096	478

Total liabilities and shareholders’ equity	59,111	533,568	593,833	830,456	814,915

	Binglangjiang (Predecessor)	Our Company (Successor)
	As of and For the Period from January 1 to April 24, 2007	As of and For the Period Ended December 31
		2007	2008	2009		2010		2011
Selected Operation Data(1)
Installed Capacity (MW)	21.0	58.0(2)	271.0(2)	376.60		548.8		547.8
Electricity Sold (kWh)	23,495,595	108,303,945(3)	333,964,005(3)	754,628,548		1,397,833,405		1,331,904,523	(3)
Effective tariff (RMB/kWh)	0.2	0.18(4)	0.33(4)	0.34	(4)	0.33	(4)	0.30	(4)

(1)

For Binglangjiang, operating data given are for the periods stated. For our company, operating data given are for our period of ownership of the hydroelectric power projects during the periods indicated.

(2)

Our aggregate installed capacity information presented includes, as of December 31, 2007 and December 31, 2008, the installed capacity of Shapulong, as of December 31, 2008, the installed capacity of Shapulong, Banzhu, and Wangkeng, as of December 31, 2009, the installed capacity of Wangkeng, as of December 31, 2010, the installed capacity of Wangkeng, Jinlong, Jintang and Jinwei, although as of such respective dates, our equity interest in Shapulong, Banzhu, Wangkeng, Jinlong, Jintang and Jinwei were 50.0%, 90.0%, 90.0%, 55.0%, 74.0% and 74.0% respectively. We acquired the remaining 10.0% interest in Banzhu in March 2009, the remaining 50.0% interest in Shapulong in August 2009 and the remaining 10% interest in Wangkeng in January 2011. Our aggregate installed capacity information presented includes, as of December 31, 2011, the installed capacity of Dazhaihe, and excludes the installed capacity of Yuanping.

(3)

Electricity sold and effective tariff information for the year ended December 31, 2007 does not reflect electricity sold by Shapulong. Electricity sold and effective tariff information for the year ended December 31, 2008 does not reflect electricity sold by Shapulong and Yuanping. Our 50.0% equity interest in Shapulong accounted for using the equity method of accounting and our proportional share of Shapulong’s net loss is included as a share of losses in equity investee, in our consolidated statement of operations for the year ended December 31, 2007 and 2008. In the years ended December 31, 2007 and 2008, Shapulong sold 43,292,057 kWh, 42,308,157kWh, respectively. We acquired the remaining 50.0% equity interest in Shapulong in August 2009. Although Yuanping commenced operations in March 2007, and has transmitted electricity to the power grid controlled by Fujian Ningde Electric Power Bureau, that transmission was made without a fixed or pre-determined tariff per kWh until late June 2009. Therefore, cash received in exchange for the transmission of electricity to the power grid before late June 2009 was recorded as customer deposits. Accordingly, no revenues were recorded by Yuanping in the year ended December 31, 2008. However, related cost of revenue was not deferred, and was charged to expenses as incurred. All of the customer deposits received from the date of our acquisition of Yuanping after the per kWh tariff became fixed or determinable. In August 2009, the Ningde Pricing Bureau, the regional pricing bureau in Fujian province, approved a unit price per kWh of RMB0.29, inclusive of value-added tax, or VAT, for electricity transmitted by Yuanping to the power grid controlled and owned by the provincial grid company prior to July 8, 2009. The unit price per kWh of RMB0.29 will continue to be in effect until the regional pricing bureau approves a new unit price per kWh. In the year ended December 31, 2007 and 2008, Yuanping transmitted 30,071,595 kWh, 28,292,478 kWh of electricity, respectively. We entered into an Equity Purchase and Sale Agreement to sell Yuanping in December 2011, the transaction was completed on March 2, 2012. Electricity sold for the year ended December 31, 2011 reflects electricity sold by all our operating projects, excluding Yuanping, which is a discontinued operation as of March 2, 2012.

(4)

see Exhibit 15.1 to this Annual Report on Form 20-F for the details of the calculation of effective tariff. Effective tariff for the year ended December 31, 2011 reflects contributions from all our projects excluding Yuanping, a discontinued operation as of March 2, 2012.

Exchange Rate Information

Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB and their revenues and expenses are denominated in that currency. Unless otherwise noted, the asset and liability accounts have been translated from RMB to U.S. dollars using the middle rates promulgated by Bank of China at the balance sheet dates, and income and expense items have been translated using the average of the middle rates promulgated by Bank of China during the applicable period. The middle rates promulgated by Bank of China were RMB7.3046 to $1.00, RMB6.8346 to $1.00, RMB6.8282 to $1.00, RMB6.6227 to $1.00 and RMB6.3009 to $1.00 as of December 31, 2007, 2008, 2009, 2010 and 2011, respectively, and the averages of the middle rates during such years were RMB7.5560 to $1.00, RMB7.0696 to $1.00, RMB6.8314 to $1.00 and RMB6.7255 to $1.00, RMB6.4618 to $1.00, respectively. We make no representation that any RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 27, 2012, the middle rate was RMB6.2787 to $1.00.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, prospects, financial condition or results of operations could be materially and adversely affected.

Risks Relating to our Company and the PRC Hydroelectric Power Industry

Our liquidity position poses risk to our operations.

As of December 31, 2011, we had a working capital deficiency of approximately $138.7 million. Due to our working capital deficiency, our independent registered public accountant has stated in its report dated April 27, 2012 with respect to our financial statements as of and for the year ended December 31, 2011 that these circumstances raise substantial doubt about our ability to continue as a going concern. We are currently seeking to raise funds through various means as described below. Our ability to continue as a going concern is dependent upon obtaining the necessary financing to meet our current and future liquidity needs.

Management has been closely monitoring our costs and intends to restrict such costs to those expenses that are essential to our operations. Management has been actively pursuing various means of securing additional financing, including assets sales, borrowings from banks and other financial and non-financial institutions and investments from private investors. In 2011, we raised additional working capital in the amount of approximately $10.0 million from the sale of common stock to Vicis Capital Master Fund. In the first quarter of 2012, we raised a total of $11.7 million through borrowings from banks and other non-financial institution. However, we cannot make any assurances that our cost reduction efforts will be effective or that any additional financing will be completed on a timely basis, on acceptable terms or at all. In the event that we fail to raise funds sufficient to meet our liquidity needs, we may be forced to substantially curtail our operations or otherwise take measures that would materially and adversely affect our business, results of operations and business prospects.

Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Should the going concern assumption not be appropriate and we are not able to realize our assets and settle our liabilities, commitments and contingencies in the normal course of operations, adjustments would be required to our consolidated financial statements to the amounts and classifications of assets and liabilities, and these adjustments could be significant.

We have a limited operating history which provides limited reference for you to evaluate our ability to achieve our business objectives.

We were formed in July 2006 as a Cayman Islands exempted company with limited liability without any operating business. We currently have a total of twenty-six operating hydroelectric power projects from continuing operations. Our financial condition, results of operations and our future success will, to a significant extent, depend on our ability to continue to acquire, retain and, develop hydroelectric power projects throughout China and to achieve significant economies of scale. Our company has a limited operating history and is subject to the risks and uncertainties associated with early stage companies. Accordingly, you will have a limited basis on which to evaluate our ability to achieve our business objectives. We cannot assure you that more acquisitions can be consummated on terms favorable to us or at all, or that if we achieve those acquisitions we will be able to operate our expanded business profitably. Due to restrictions on bank lending imposed by the PRC government in 2011, we have been experiencing difficulty in obtaining financing from our principal banks, and, as part of our effort to seek funding from other sources, we entered into an Equity Purchase and Sale Agreement to sell Yuanping hydroelectric power project in December, 2011 and the transaction was completed on March 2, 2012. Although we generally intend to minimize sales of our operating assets, we may need to sell additional hydroelectric power projects in the future. If we fail to achieve our business objectives, then we may not be able to realize our expected revenue growth, maintain our existing revenue levels or operate at a profit. Even if we do realize our business objectives, our business may not be profitable in the future.

Our business is dependent upon hydrological conditions, which may from time to time result in conditions that are unfavorable to our business operations.

Our hydroelectric power generating prospects are dependent upon hydrological conditions prevailing from time to time in the broad geographic regions in which our existing and future hydroelectric power projects are located. There can be no assurance that the water flows at our existing and future sites will be consistent with our expectations, or that climatic and environmental conditions will not change significantly from the prevailing conditions at the time our projections were made. Water flows vary each year, and depend on factors such as rainfall, snowfall, rate of snowmelt and seasonal changes. Based on decades of hydrology recordkeeping by government and other organizations for the provinces where we have projects situated, as well as engineering studies prepared during the project design phase, we believe that over time, while annual precipitation levels will typically be above or below average, such variations will mostly likely average out. However, our existing and future hydroelectric power projects may be subject to substantial variations in climatic and hydrological conditions which may reduce water flow and thus our ability to generate electricity. While we have selected and will continue to select our hydroelectric power projects for acquisition in part on the basis of their projected outputs, the actual water flow required to produce those outputs may not exist or be sustained. For example, overall utilization at our hydroelectric power projects in 2011 was significantly below overall utilization in 2010 due to significantly lower levels of precipitation, which has significantly affected our results of operations in 2011. If hydrological conditions result in droughts or other conditions that negatively affect our existing or proposed hydroelectric generation business, our results of operations may be materially and adversely affected.

We have encountered and may continue to encounter difficulties in pursuing our acquisition strategy and have sold and may continue to sell operating assets, which would result in us being dependent upon our current or remaining portfolio of hydroelectric power projects and having limited revenue growth potential.

Our ability to implement our acquisition strategy depends on a number of factors, in particular, our ability to maintain our current portfolio of hydroelectric power projects, identify suitable acquisition targets, reach agreements with sellers for acceptable consideration and on commercially reasonable terms and secure financing necessary for completing future acquisitions. There is no guarantee that we have the ability to pursue acquisition opportunities we identify in the future or the ability to maintain our current portfolio of power projects. In 2011, except for the acquisition of the 10.0% equity interest we did not already own in Fujian Wangkeng and the acquisition of a 100.0% equity interest in Jinping Kanghong Hydroelectric Development Co., Ltd., (“Dazhaihe”) hydroelectric power project, we did not acquire any additional hydroelectric power projects, nor do we currently anticipate any major asset purchase in at least the short term. Due to restrictions on bank lending imposed by the PRC government, we did not proceed with two acquisitions as planned in 2011 and entered into an Equity Purchase and Sale Agreement to sell Yuanping hydroelectric power project in December, 2011 to help meet our liquidity needs. In March 2012, we completed the sale of the Yuanping hydroelectric power project. We cannot assure you that we will not need to sell additional operating assets. In addition, if we decide to make additional acquisitions in the future, we believe identifying and acquiring projects on reasonable terms may be more difficult as domestic and international competitors seek to acquire small hydroelectric power projects in China. Furthermore, depending on factors such as the national monetary policy and the credit market environment in China, in the event that we are in a position to pursue acquisitions in the future, we may not be able to secure financing for additional acquisitions.

If we need to sell additional operating assets or we are unable to acquire suitable hydroelectric power projects in China, we will continue to remain dependent upon our existing or remaining hydroelectric power projects. This may:

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

We may need additional funding to accomplish our growth strategy and to meet our operational needs and may be unable to raise capital or borrow money on terms favorable to us or at all, which could increase our financing costs, dilute the ownership interests our existing shareholders, affect our business operations or force us to delay, reduce or abandon our growth strategy.

Despite the sale of the Yuanping Hydroelectric power project in March, 2012, our long-term growth strategy remains to acquire and develop additional hydroelectric power projects in China and expand those projects with potential for expansion. To successfully implement this growth strategy, we will need to raise additional funds. In addition, we may need to raise additional funds to meet our liquidity and other operational needs. Our ability to arrange financing and the cost of such financing are dependent on numerous factors, including but not limited to:

•	general economic and capital market conditions;

•	the availability of credit from banks or other lenders;

•	investor confidence in us; and

•	the continued performance of our hydroelectric power projects.

We cannot predict if our operations will generate sufficient annual cash flows to fund our capital investment requirements. If and when that does not occur, we will be required to finance our cash needs through public or private equity offerings, bank loans or other debt financing, or otherwise. We intend to increase our levels of debt financing to optimize our capital structure. There can be no assurance that international or domestic financing for future power plant acquisitions, development and expansion of existing hydroelectric power projects will be available on terms favorable to us or at all, which could force us to delay, reduce or abandon our growth strategy, increase our financing costs, or both.

Additional funding from debt financings, if available at all, may make it more difficult for us to operate our business because we would need to make principal and interest payments on the indebtedness and may be obligated to abide by restrictive covenants contained in the debt financing agreements, which may, among other things, limit our ability to make business and operational decisions and pay dividends.

Furthermore, raising capital through public or private sales of equity or securities convertible in equity to finance acquisitions or expansion or meet our liquidity and other business needs could cause earnings or ownership dilution to your shareholding interests in our company. We cannot assure you that we will not pursue sale of our ADSs or ordinary shares or securities convertible into our ordinary shares that would be highly dilutive to our existing shareholders.

We cannot assure you that we can obtain bank loans on terms acceptable to us or at all

In 2011, the PRC government, as part of its effort to reduce inflation, implemented a monetary policy that severely limited the amounts that banks could lend. As a result, we experienced difficulty in borrowing from our principal banks, although we were able to meet our liquidity needs at the end of 2011 through negotiations to extend the term of certain current obligations, several smaller loans with one-year terms, an exercise of warrants by a stockholder and the sale of the Yuanping hydroelectric power project. Although there are signs that the PRC government might loosen its monetary policy in 2012, we cannot assure you that we can obtain bank financing on terms acceptable to us or at all in the future or that we will be able to meet our liquidity needs through bank loans whether it is due to changes in the PRC’s monetary policy or otherwise.

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

Greenfield projects and projects under construction, present substantial development risk. The development and construction of hydroelectric power projects is time-consuming and complex and requires significant capital investment. In connection with the development and construction of hydroelectric power projects, we will seek to obtain government permits and approvals, land purchase or leasing agreements, equipment procurement and construction contracts, operation and maintenance agreements, and sufficient equity capital and debt financing. Factors that may impair our ability to develop and construct hydroelectric power projects include:

•	inability to obtain financing on satisfactory terms or obtain any financing at all;

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

On October 22, 2009, we entered into a capital injection agreement with Henan Lantian Group to subscribe for a 79.0% equity interest in Henan Wuyue Storage Power Generation Co., Ltd. (“Wuyue”), which owns the right to develop a pumped storage hydropower project of 1,000 megawatts in Henan province. Pursuant to the agreement, we completed the first capital injection of RMB 32.5 million ($4.8 million) on March 23, 2010. In September 2010, we signed a framework agreement with China Guangdong Nuclear Energy Development Co. Ltd. (“Guangdong Nuclear”) for the equity transfer of a controlling interest of Wuyue. Under the framework agreement, subject to the completion of definitive documents, completion of due diligence and receipt of required governmental and other approvals in the PRC, the Company would transfer a 51.0% equity interest in Wuyue to Guangdong Nuclear, in exchange for which Guangdong Nuclear agreed to fund its proportionate share of the on-going development costs of the project. The framework expired on December 31, 2011, and the project has been largely at a standstill since 2009. The Company expects the project will continue to be at a standstill and has no intention to make further investments. As a result, we recognized impairment loss of Wuyue’s construction in progress for $11.6M. The impairment loss attributable to the Company’s shareholder is $5.0M. See Note 7 to our consolidated financial statements included in this report. There can be no assurance that we will not in the future pursue other greenfield projects that would eventually turn out to be unsuccessful.

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

We believe that our future success is dependent upon the continued services of our executive officers, as we rely on their industry experience and expertise in our business operations. In particular, we rely heavily on John D. Kuhns, our Chairman and Chief Executive Officer, Dr. You-Su Lin, Chairman of Beijing A.B.C. Investment, and “James” Tie Li, our President, for their business vision, management skills and technical expertise in the hydroelectric industry as well as their working relationships with many of our potential acquisition targets, the power grids we service and other participants in the hydroelectric industry. We do not maintain key-man life insurance for any of our executive officers. If any of these executive officers were unable or unwilling to continue in their present positions, or if they left our company, we may not be able to replace them with comparably skilled executives, which would cause severe disruption to our ability to manage our business. Each of our executive officers has entered into an employment or other agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes were to arise with respect to such agreement, even if the executive left our company to join or form a competing entity, we cannot assure you of the extent to which such person’s agreement could be enforced in China because the Chinese legal system, especially with respect to the enforcement of such provisions, is still developing. If we are unable to retain or replace our key personnel and other key employees, we may not be able to implement our business strategy and our financial condition and results of operations may be materially and adversely affected.

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

Although we entered into an Equity Purchase and Sale Agreement to sell the Yuanping hydroelectric power project in December 2011 and acquired only one hydroelectric power project in April 2011 and the remaining 10.0% equity interest in Fujian Wangkeng in January 2011, our business and operations historically have been expanding rapidly. The success of our growth strategy depends in part upon our ability to manage our growth, including, for example, our ability to assimilate management of acquired plants into our own management structure, to hire, train, supervise and manage new employees, to establish and maintain adequate financial control and reporting systems and other systems and processes, and to manage a rapidly growing and much larger operation. We cannot assure you that we will be able to:

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

All our electricity sales are to power grids and such sales are subject to on-grid tariffs. Since April 2001, the Chinese government has gradually implemented a new on-grid tariff setting mechanism based on the actual costs of power projects as well as the average costs of comparable power projects that were constructed during the same period within the same provincial power grid.

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

Based on the factors listed above, we receive lower tariffs in comparison to thermal power projects because we have (i) minimal fuel costs and (ii) lower operating and capital construction costs. Any future reductions in our tariffs, which is considered unlikely at least in the short term given the existing shortage in electric power generation capacity in China and the desire of the central government to reduce the adverse environmental problems caused by thermal power projects, or inability to obtain higher tariffs, for example, to cover any increased costs we may have to incur, as a result of the on-grid tariff-setting mechanism or a change to such on-grid tariff-setting mechanism may adversely affect our revenues and profits. In some regions we negotiate annually with the local grid operators the on-grid tariff for our power before applying to the government for approval of the tariff, while in other regions the tariff is set by agreement between the power grid and the government.

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

The dispatch of electric power generated by a power project is controlled by the dispatch centers of the applicable grid companies pursuant to a dispatch agreement with us and pursuant to governmental dispatch regulations. In each of the markets in which we operate, we compete against other power projects for power sales, and dispatch is allocated based on actual demand from the grid. No assurance can be given that the dispatch centers will dispatch the full amount of the planned generation of our power projects. A reduction by the dispatch centers in the amount of electric power dispatched relative to our hydroelectric power projects’ planned generation could have a material adverse effect on our power generation and thus reduce our revenues. To date, however, other than external factors described elsewhere, such as limitations on transmission capacity in several instances, the only situation we have experienced when the dispatch centers accept less than the full amount of the power capable of being generated by our power projects is during brief periods of particularly heavy precipitation when our projects and others generate more power than the grids can physically accept and transmit. This occurs notwithstanding regulatory requirements that grids accept all power generated by renewable energy sources.

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

National, provincial and local governments in China support the expansion of hydroelectric power, which eases the approval process for facility acquisition, construction and financing. Under the PRC Renewable Energy Law, Catalogue for the Guidance of Foreign Investment Industries, the Eleventh Five-year Plan of the Development of Renewable Energy Resources and other relevant laws, expansion of both large and small-scale hydroelectric power production is one of the priorities for the development of the nation’s power supply, and foreign investment in the sector is encouraged. We currently enjoy several types of government support, including policy support for local grids to purchase all the power we generate and lower levels of VAT levied on small hydropower production in some provinces where we have operations. If for any reason, such as development of new energy production technologies or migration to other renewable energy sources, China removes such policy support, our financial condition and results of operations may be materially and adversely affected.

Competition in the PRC power industry may increase, and our results of operations and growth prospects may be materially and adversely affected if we are unable to compete effectively.

We compete in the Chinese domestic market with other PRC power generation companies. The five biggest power companies in China, namely, China Huaneng Group, China Datang Group, China Huadian Group, China Guodian Group and China Power Investment Group, collectively operated 49.0% of China’s total power generation installed capacity by the end of 2010, according to the State Electricity Regulatory Commission, and the 28 largest power companies in China collectively operated 70.6%. These power companies and a number of other power producers have substantially greater financial, infrastructure or other resources than we do. We may also face competition from new entrants to the hydropower industry having business objectives similar to ours, including venture capital and private equity funds, leveraged buyout funds, and other operating businesses that may offer more advanced technological capabilities or that have greater financial resources. The ability of our competitors to access resources that we cannot access may prevent us from acquiring additional hydropower projects in strategic locations or from increasing our generating capacity. There is also increasing competition among operating power projects for increases in dispatched output, higher on-grid tariffs and land use rights. If we are unable to compete successfully, our growth opportunities to increase generating capacity may be limited and our revenue and profitability may be adversely affected. In recent years, the ongoing reform of the PRC power industry has included experimental programs to set on-grid tariffs through competitive bidding among thermal power projects. The tariffs determined by competitive bidding may be lower than the pre-approved tariffs for planned output. In the future, competitive bidding may extend to hydroelectric power projects and further increase price competition among domestic power generation companies. We cannot assure you that increased competition in the future will not have a material adverse effect on our results of operations and growth prospects.

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

In addition, during the year ended December 31, 2009, our Wuliting and Yingchuan hydroelectric power projects were not in compliance with certain covenants relating to use of loan proceeds contained in the loan agreements to which they are parties. As a result, we consider the aggregate balance in the amount of $32.6 million of these loans to be callable and reclassified the balance from long term loans to current portion of long term loans as of December 31, 2009 and recorded an interest expense in the amount of $0.2 million related to penalty charges for the noncompliance for the year ended December 31, 2009. During the year ended December 31, 2010, the portion of the loan of Wuliting that was not in compliance with certain debt covenants provisions as of December 31, 2009 was repaid in full and the remaining non-current portion of the loan was reclassified as long-term loan accordingly. The loan balances of Yinchuan that were not in compliance with certain debt covenants as of December 31, 2009 were not settled during the year ended December 31, 2010 and remained classified as current portion of long-term loans as of December 31, 2010. On December 14, 2010, our wholly-owned subsidiary Pingnan County Yuheng Hydroelectric Co., Ltd., or Yuheng, entered into a $13.5 million fixed-asset loan agreement with Bank of China, Fujian Branch. In February 2011, Yuheng used $2.0 million of the loan proceeds to provide an intercompany loan to Pingnan County Wangkeng Hydroelectric Co., Ltd, another of our subsidiaries. The intercompany loan constituted an event of default under the loan agreement, which prohibits use of loan proceeds for purposes other than replacing Yuheng’s debts from Agricultural Bank of China. According to the terms of the loan agreement, the breach would entitle Bank of China, Fujian Branch to various contractual remedies, including acceleration of the loan payment schedule. We discovered this breach in May 2011, notified Bank of China, Fujian Branch of the breach promptly, and reclassified the balance as current portion of long-term loans as of December 31, 2011. Our business, prospects and results of operations could be materially and adversely affected if our lenders accelerate our debt, decline to extend additional credit to us or otherwise take action that is unfavorable to us due to our current or future failures to comply with our loan agreements.

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

Our costs of compliance with, and reliance on, this regulatory system are significant to our business. An increase in the cost of compliance could increase our operating costs and expenses and materially and adversely affect our results of operations. Moreover, policy movements against renewable energy power producers could limit our opportunities for growth and materially and adversely affect our revenues.

The transfer of state-owned assets in China is subject to approval by authorities in charge of state-owned assets administration and supervision. Any failure by us or prior owners of our projects to comply with PRC laws and regulations in respect of the transfer of state-owned assets may result in the imposition of fines or forfeiture of our projects.

We currently have a portfolio of twenty-six operating hydroelectric power projects. Some of our projects were previously state-owned assets. Under PRC law, the transfer of state-owned assets is subject to strict procedures and approvals. We believe we have complied with all requisite procedures in acquiring state-owned assets, namely our Shapulong hydroelectric power project. However, if a previous transferor of state-owned assets failed to comply with relevant PRC law, the transfer of the state-owned assets may be reversed by the government or fines may be levied. In such circumstances, we will have a legal right to recover our investment in the assets, but we may not be able to recover from the relevant parties, which could result in a loss of power generation plants, loss of revenues and a significant increase in operating costs.

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

In accordance with relevant PRC laws and regulations, hydroelectric power projects are required to pass a completion acceptance procedure. Currently, only sixteen of our twenty-six projects have passed the completion acceptance procedure and two projects, namely, Husahe Cascade IV and Mangxian projects cannot verify whether they have passed completion acceptance due to the loss of files caused by flood in 2004. The remaining eight of our existing hydroelectric power projects have not passed the completion acceptance procedure and they may not successfully pass the completion acceptance procedure in the future. We expect three will complete the procedure by the end of 2012. As for the remaining five projects in Fujian Province, we have been informed by relevant governmental authorities that Fujian Province has temporarily suspended the completion acceptance procedure for small hydroelectric projects and the time for resumption is uncertain. Failure by any of our existing projects to pass completion acceptance procedure could result in the government imposing fines or ordering us to shut down such hydroelectric power projects.

Our executive officers may allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our business and operations, which could materially and adversely affect our ability to manage our operations.

John D. Kuhns, our Chairman and Chief Executive Officer, Dr. You-Su Lin, the Chairman of Beijing A.B.C. Investment, “James” Tie Li, our President, Mary E. Fellows, our Executive Vice President, Chief Compliance Officer and Corporate Secretary, are, to varying degrees, currently pursuing other business interests. This may result in a conflict of interest in allocating their time between our operations and other businesses. If our officers’ other business affairs require them to devote substantial amounts of time to such affairs, it could limit their ability to devote time to our business and operations, which could materially adversely affect our ability to manage our operations.

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

We are subject to reporting obligations under the U.S. securities laws. Under the current SEC regulations, we will be required to include a management report on internal control over financial reporting in our annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting for the year ended December 31, 2011.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2011. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2011. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we have incurred and expect to continue to incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspection of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future auditor quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedure. As a result, investors may be deprived of the benefits of PCAOB inspections

Compliance with rules and requirements applicable to public companies is costly and complex and any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us and cause the market price of our securities to decline.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules adopted by the SEC and the NYSE, have required changes in the corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public-company reporting requirements and such personnel may command high salaries. If we cannot attract or retain sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be very costly. Any failure by us to comply with these requirements on an ongoing basis could expose us to increased risk of fraud and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions. In addition, we will incur additional costs associated with our public company reporting requirements.

Risks Relating to Doing Business in China

Adverse changes in PRC economic and political policies could have a material adverse effect on the overall economic growth of China, which could reduce the demand for electricity and materially and adversely affect our business.

Our operating businesses are based in China and all of our power sales are made in China. As such, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many aspects, including:

•	the level of government involvement;

•	the level of development;

•	the growth rate;

•	the level and control of capital investment;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past two decades, the growth has been uneven geographically, among various sectors of the economy and during different periods. We cannot assure you that the Chinese economy will continue to grow or to do so at the pace that has prevailed in recent years, or that if there is growth, such growth will be steady and uniform. In addition, if there is a slowdown, such slowdown could have a negative effect on our business. It is uncertain whether various macroeconomic measures and monetary policies adopted by the PRC government will be effective in sustaining the fast growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long term, may have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments, and our ability to access bank financing has been and likely will continue to be adversely affected by changes in the PRC’s monetary policy.

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

Interest and dividends payable by us to our foreign investors and gain on the sale of our ADSs, warrants or ordinary shares may become subject to withholding taxes under PRC tax laws, which may materially and adversely affect the price of our securities.

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

As entities established in China, our operating businesses are subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. For each of our operating businesses that is a Sino-foreign joint venture enterprise, it may not distribute its after-tax profits to us if it has not already made contributions to its reserve fund, enterprise development fund and employee bonus and welfare fund at percentages that are decided by its board of directors. For each of our operating businesses that is a wholly foreign-owned enterprise, it may not distribute its after-tax profits to us if it has not already made contributions to its employee bonus and welfare fund at a percentage that is decided by its board of directors and to its reserve fund at a rate of no less than 10% of its net profit. A wholly foreign-owned enterprise is required to continue making contributions to its reserve fund until such fund reaches 50% of its registered capital. For each of our operating businesses that is a PRC domestic company, it may not distribute its after-tax profits to us if it has not already made contributions to its statutory reserve fund at a rate of no less than 10% of its net profit. A PRC domestic company is required to continue making contributions to its statutory reserve fund until such fund reaches 50% of its registered capital. These reserve funds may not be distributed as cash dividends. The total amount of our restricted net assets was RMB3,416.8 million ($490.6 million) as of December 31, 2011, which amount exceeded our stockholders’ equity balance of $394.4 million as of that date. In addition, if our operating businesses in China incur further debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Limitations on the ability of our operating businesses in China to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we do not receive dividends from our operating businesses in China, our liquidity, financial condition and ability to make dividend distributions to our shareholders will be materially and adversely affected.

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

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit our ability to make additional capital contributions or loans to our PRC operating businesses.

Any capital contributions or loans that we, as an offshore company, make to our PRC operating businesses are subject to PRC regulations. For example, any of our loans to our PRC operating businesses cannot exceed the difference between the total amount of investment our PRC operating businesses are approved to make under relevant PRC laws and their respective registered capital, and must be registered with the local branch of the State Administration of Foreign Exchange as a procedural matter. In addition, our capital contributions to our PRC operating businesses must be approved by the National Development and Reform Commission and the Ministry of Commerce or their local counterpart and registered with the State Administration for Industry and Commerce or its local counterpart. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our PRC operating businesses or to fund their operations may be negatively affected, which could adversely affect their liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

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

The trading prices of our ADSs and warrants have been and are likely to continue to be volatile and fluctuate widely in response to factors beyond our control. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

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

Currently there are 161,989,097 ordinary shares outstanding. In addition, there are outstanding options and warrants to purchase an aggregate of 34,593,885 ordinary shares, including options and warrants to purchase an aggregate of 34,593,885 ordinary shares immediately exercisable as of the date of this annual report.

All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act of 1933, all of our shares outstanding prior to our initial public offering are eligible for sale in the public market. In addition, the ordinary shares subject to options and warrants for the purchase of our ordinary shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act of 1933. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADSs could decline.

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

Each of Vicis Capital Master Fund and CPI Ballpark Investments Ltd. owns a significant portion of our voting shares. See “Item 6E. Share Ownership.” Each of these shareholders is an affiliate within the meaning of the Securities Act, due to the size of their respective shareholdings in us. Vicis Master Fund currently has one board representative on our seven director board. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. We cannot assure you that we will not issue additional ordinary shares or securities convertible into ordinary shares to each of these or other shareholders. In the event that these shareholders increase their shareholdings in us, they may be in a even stronger position to exert influence over us.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We have in the past decided to follow Cayman Islands corporate governance practices instead of the NYSE listing standards. See “Item 16G. Corporate Governance.” If we decide to follow home country practices in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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

•	in January 2011, we completed our purchase the remaining 10% equity interests in Pingnan County Wangkeng Hydroelectric Co., Ltd. for a purchase price of RMB39.0 million ($5.9 million).

•

in April 2011, we completed our purchase of Jinping Kanghong Hydroelectric Development Co., Ltd., which owns and operates Dazhaihe hydroelectric power project, a 15 MW project in Yunnan province for a purchase price of RMB59.0 million ($9.0 million).

•

in December 2011, we entered into an Equity Purchase and Sale agreement to sell Pingnan County Yuanping Hydroelectric Co., Ltd., which owns and operates Yuanping hydroelectric power project, a 16 MW project located in Fujian province, for total consideration of $22.2 million, including the assumption of debt by a third-party buyer.

Our Offices

Our registered office is located at the offices of Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, George Town, Grand Cayman, KY1-1108. Our executive offices are located at Bldg A #2105, Ping’An International Financial Center, No.3 Xinyuan South Road, Chaoyang District, Beijing, PRC 100027 and our telephone number at such location is (86-10) 6408-2341. Our website is www.chinahydroelectric.com. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is “James” Tie Li, President, China Hydroelectric Corporation, at 420 Lexington Avenue, Suite 860, New York, NY 10170 and his telephone number at such location is (1-646) 467-9810.

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

Our revenues to date have derived from the sale of electricity generated by our small hydroelectric power projects to the southern power grid, and our costs of operations relate to the operation of our hydroelectric power projects, as well as the cost of financing our acquisition of these hydroelectric power projects and necessary capital contributions. The map below sets out the locations and installed capacities of our hydroelectric power projects in operation.

We wholly own twenty-three operating hydroelectric power projects (excluding the Yuanping hydroelectric project, which was sold in March 2012) and have a controlling interest in three additional operating hydroelectric power projects and one pumped storage project, Wuyue. Wuyue was deemed an impaired asset as of December 31, 2011. Our operating hydroelectric power projects are located in four provinces in China: Zhejiang, Fujian, Yunnan and Sichuan.

We acquired all of our existing hydroelectric power projects from other developers and operators beginning in 2007. We intend to continue our expansion by acquiring, operating and developing a diversified portfolio of additional small hydroelectric power projects in targeted locations in China. We believe our experience and capabilities gained in the acquisition, development and operation of small hydroelectric power project in China will enable us to take advantage of the opportunities present in the PRC hydropower market. Installed capacity (including Yuanping) at our projects reached 58.0 MW at December 31, 2007, 271.0 MW at December 31, 2008, 376.6 MW at December 31, 2009, 548.8 MW at December 31, 2010, and 563.8 MW at December 31, 2011.

In December 2011, we entered into an Equity Purchase and Sale Agreement with a third-party buyer to sell Pingnan County Yuanping Hydroelectric Co., Ltd., which owns and operates Yuanping hydroelectric power project, a 16.0 MW project located in Fujian province, for a total consideration of $22.2 million, including the assumption of debt by the buyer. The transaction was completed on March 2, 2012. Its results of operations have been classified as discontinued operations for all periods presented.

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

D—Pumped storage (none presently owned). The essential feature of this type of hydroelectric power project is a powerhouse with reversible pump hydraulic turbine generators connected by a water conveyance facility to an upper and a lower reservoir. The water is transferred between the two reservoirs, pumped from the lower to the upper reservoir (consuming power) during off-peak periods of surplus grid power and released from the upper to the lower reservoir (producing power) during peak periods of grid deficit.

The table below sets forth technical and operating data of our hydroelectric power projects as of the dates indicated.

Project or Expansion and Location	Actual or Expected Date in Service	Approved Tariff(1) (RMB/kWh)	Installed Capacity (MW)		Electricity Sold (kWh)					Effective Utilization Rate (%)(11)			Design Utilization (%)	Type
					2009		2010		2011	2009	2010	2011
Completed Projects
Binglangjiang I, Yunnan	January 1988	0.227 January to May; 0.177 June to December	21.0		95,514,582		94,591,565		86,994,684	51.9	51.4	47.3	45.0	A
Binglangjiang II, Yunnan	September 2009	0.227 January to May 0.177 June to December	20.0		29,141,455		64,041,599		92,596,193	51.5	36.6	52.9	50.0	A
Liyuan, Sichuan	August 2006	0.29	12.0		23,435,555		16,217,714		13,096,779	22.3	15.4	12.5	42.0	B
Shapulong(2), Zhejiang	June 2001	0.535 peak hours; 0.268 off-peak	25.0		40,630,896	(6)	64,624,002	(6)	36,611,340	18.6	29.5	14.4	18.6	C
Yingchuan, Zhejiang	April 2002	0.535 peak hours; 0.268 off-peak	40.0		107,225,642		138,329,822		101,896,872	30.6	39.5	29.1	31.0	C
Wuliting, Zhejiang	October 2007	0.535 peak hours; 0.268 off-peak	42.0		92,554,400		148,943,520		92,118,840	25.2	40.5	25.0	33.0	B
Ruiyang, Zhejiang	December 2003	0.535 peak hours; 0.268 off-peak	32.0		62,453,774		77,819,280		49,810,200	22.3	27.8	17.8	24.2	C
Jiulongshan, Zhejiang		0.535 peak hours 0.268 off-peak	37.6		73,964,924		69,618,958		67,157,924	20.0	21.1	20.4	20.7	C/A (9)
Zhougongyuan, Zhejiang	March 2009	0.535 peak hours; 0.268 off-peak	16.0		2,934,316		41,837,946		39,827,794	12.5	29.9	28.4	29.0	C/A (9)
Banzhu, Fujian	November 1998	0.36	45.0	(6)	126,659,753	(7)	185,287,772		112,241,606	32.1	47.0	28.5	42.2	B
Wangkeng(2), Fujian	July 2004	0.31	40.0	(6)	108,369,852	(8)	183,820,955	(8)	96,398,922	30.9	52.5	27.5	42.5	C
Yuanping(3), Fujian	March 2007	0.29	16.0		44,316,824		82,908,637		42,273,514	31.6	59.2	30.2	39.0	A
Yuheng(4), Fujian	November 1999	0.29	30.0		69,284,988		134,173,611		69,593,044	26.4	51.1	26.5	42.8	A
Husahe, Yunnan	March 1995	0.227 January to May; 0.177 June to December	18.7		61,430,886		66,801,125	(10)	67,753,458	37.5	57.9	41.4	45.1	A
Aluhe, Yunnan	June 2006	0.20 November to April; 0.16 May to October	10.0		21,016,068		13,950,979	(10)	29,478,703	24.0	30.1	33.7	54.3	A
Zilenghe, Yunnan	October 2007	0.20 November to April; 0.16 May to October	25.2		60,618,360		46,546,038	(10)	86,162,474	27.5	39.9	39.0	60.4	A
Latudi, Yunnan	February 2009	0.20 November to April; 0.16 May to October	18.9		30,343,420		21,312,493	(10)	45,296,415	18.3	34.0	27.4	46.1	A

Project or Expansion and Location	Actual or Expected Date in Service	Approved Tariff(1) (RMB/kWh)	Installed Capacity (MW)	Electricity Sold (kWh)				Effective Utilization Rate (%)(13)			Design Utilization (%)	Type
				2009	2010		2011	2009	2010	2011
Xiaopengzu, Yunnan	October 2009	0.247 January to April, and December; 0.222 May and November; 0.197 June to October	44.0	26,262,657	29,916,026	(10)	68,255,227	27.0	24.6	17.7	46.0-50.0	C
Qianling(11), Fujian	July 1984	0.24	10.0	34,279,560	42,760,900		27,297,172	39.1	48.8	31.2	40.0	B
Jinjiu(11), Fujian	October 2004	0.28	3.0	15,561,700	16,448,390		11,592,491	59.2	62.6	44.1	52.0	B
Dongguan(11), Fujian	November 2004	0.28	4.8	9,761,600	7,328,800		8,147,040	23.2	17.4	19.4	48.1	B
Jinlong(11), Fujian	November 2005	0.30	10.0	37,243,920	44,458,470		29,761,388	42.5	50.8	34.0	42.7	B
Jintang(11), Fujian	October 2006	0.26	11.6	36,111,460	42,626,430		29,475,704	35.5	41.9	29.0	40.5	B
Jinwei(11), Fujian	July 2009	0.30	16.0	18,437,720	53,400,480		37,846,120	27.4	38.1	27.0	41.1	B
Dazhaihe(12), Yunnan	September 2009	0.23 January to April, and December; 0.18 May and November; 0.13 June to October	15.0	45,805,300	37,600,400		32,494,133	34.9	28.6	34.1	49.1	A

		Total:	563.8

(1)

We are required to withhold VAT due on our power dispatched at a rate of 6.0%, or in the case of two of our projects, of 17.0%, depending on the size and location of the plant. Approved tariffs presented above are gross of VAT. Peak hours are generally from 8 a.m. to 10 p.m. For Binglangjiang II, the effective tariff stated was effective from January 1, 2010. In 2009, from September 4 to November 3, the effective tariff was 0.12 and from November 4 to December 31 was 0.17. Effective from May 1, 2010, the tariff for Binglangjiang I, II and Husahe was increased from 0.22 to 0.227 (January to May) and from 0.17 to 0.177 (June to December).

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

(4)

Currently, Yuheng is receiving RMB0.29 per kWh for electricity supplied to Fujian Province Pingnan County Power Supply Co., Ltd., pursuant to the power purchase agreement entered into between Yuheng and Fujian Province Pingnan County Power Supply Co., Ltd. on December 28, 2008, which is valid until December 28, 2009. However, pursuant to the Interim Agreement of Conformity of Power Purchase and Supply in Rongping Supply Area entered into by Yuheng, Fujian Province Pingnan County Power Supply Co., Ltd., Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. and Pingnan County Hengli Hydroelectric Co., Ltd. on August 31, 2007, or the Interim Agreement, the tariff rate of RMB0.181 per kWh has been set for the supply of an aggregate volume of 300 million kWh of electricity by Yuheng to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. through Fujian Province Pingnan County Power Supply Co., Ltd. for a contractual term of forty-two months ending in October 2010. Therefore, for electricity supplied under the Interim Agreement to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd., Yuheng is only entitled to RMB0.181 per kWh of the RMB0.29 per kWh revenue received from Fujian Province Pingnan County Power Supply Co., Ltd. and is obligated to remit the remaining RMB0.109 per kWh, to Fujian Province (Pingnan) Rongping

Chemical Industry Co., Ltd. until the earlier of reaching the cumulative volume of 300.0 million kWh or October 2010. Pursuant to the Transfer of Yuanping Hydropower Plant and Cooperation Agreement entered into between Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. and Fujian Province Anheng Assets Management Co., Ltd., Fujian Yuheng Power Group and Fujian Dachuang Hydro Power Co., Ltd., which were the founders of Pingnan County Yuheng Hydropower Co., Ltd., Yuheng provided a guarantee deposit of RMB30.0 million ($4.4 million) to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. to guarantee the supply of electricity of an aggregate volume of 300.0 million kWh over the contractual term, and is entitled to be refunded RMB0.1 of the guarantee deposit for every kWh of electricity supplied to Rongping Chemical through the power grid up to 300.0 million kWh over the contractual term.

(5)

Our aggregate installed capacity information presented in this annual report includes, as of December 31, 2008, the installed capacities of Shapulong, Banzhu and Wangkeng, and as of December 31, 2009, the installed capacity of Wangkeng, although as of such respective dates, our equity interest in Shapulong, Banzhu and Wangkeng were 50.0%, 90.0% and 90.0%, respectively.

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

(7)

We have held a 100.0% equity interest in Banzhu since March 2009, but we only held a 90.0% equity interest in Banzhu as of December 31, 2008. On an equity interest basis, we would be entitled to 152,183,576 kWh and 139,982,769 kWh of electricity sold for 2007 and 2008, respectively, had we owned our 90.0% equity interest in Banzhu for those periods. Effective utilization rates for the plant do not reflect our equity interest in the plant, but the operation of the plant as a whole.

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

(10)

The acquisition of the Husahe, Aluhe, Zilenghe, Latudi and Xiaopengzu hydroelectric projects was made during 2010. The Electricity Sold and Effective Utilization Rate for 2010 represents the period during which the projects were under the Company’s control. Operating data are on a full year basis for 2009 and 2011.

(11)

We completed our acquisition of Shaowu City Jinling Hydropower Co. Ltd., the owner of the Qianling, Jinjiu and Dongguan hydroelectric power project, together with Jinling’s 55.0% controlling interest in Shaowu City Jinlong Hydropower Co. Ltd., the owner of the Jinlong project, Jinling’s 74.0% controlling interest in Shaowu City Jintang Hydropower Co. Ltd., the owner of the Jintang project, and Jinling’s 74.0% controlling interest in Shaowu City Jinwei Hydropower Co. Ltd., the owner of the Jinwei on December 30, 2010. As a result, we are not entitled to the revenue of these projects for the year ended December 31, 2010. In the future, we would be entitled to the electricity production and revenue of Jinlong, Jintang and Jinwei on an equity basis of 55.0%, 74.0% and 74.0%, respectively.

(12)

We completed our acquisition of Jinping Kanghong Hydropower Development Co., Ltd., or the Dazhaihe Hydroelectric power project, in April 2011. 2011 data for Dazhaihe are for the period from April 10, 2011 to December 31, 2011.

(13)	See Exhibit 15.1 to this annual report for detailed calculations of effective utilization rates.

Completed Projects

Yunnan Province

Binglangjiang I. Binglangjiang I is a run-of-the-river, diversion-type hydroelectric facility commissioned in January 1988 with an installed capacity of 21.0 MW and an annual design utilization rate of 60.0%, which was reduced to 45.0% when Binglangjiang II was commissioned and water previously dedicated solely to Binglangjiang I was then allocated between Binglangjiang I and Binglangjiang II. The effective utilization rate for Binglangjiang I was 51.9%, 51.4% and 47.3% in 2009, 2010 and 2011, respectively.

Yunnan Huabang Electric Power Co., Ltd. entered into a grid connection and dispatching agreement with Yunnan Dehong Electric Power Co., Ltd. on January 15, 2004, which is valid until the termination or expiration of the power purchase agreement described below, pursuant to which Yunnan Huabang is to connect the hydroelectric power project to the power grid owned or controlled by Yunnan Dehong Electric Power Co., Ltd. Yunnan Huabang Electric Power Development Co., Ltd. entered into a supplemental power purchase agreement with Yunnan Dehong Electric Power Co., Ltd. on June 19, 2009, which was valid the calendar year of 2009 and pursuant to which, Binglangjiang I received a floating tariff ranging from RMB0.13 per kWh to RMB0.20 per kWh during the rainy season from June to October and RMB0.17 per kWh from November to December. Yunnan Huabang Electric Power Development Co., Ltd. entered into a supplement power purchase agreement with China Southern Grid, Dehong Power Supply Co. Ltd., which is valid the calendar year of 2010 and pursuant to which Binglangjiang I and Binglangjiang II receive a tariff of RMB0.22 per kWh during the dry season from January to May and RMB0.17 per kWh during the rainy season from June to December subject to new tariff rates promulgated by the government. Binglangjiang I and Binglangjiang II are permitted to supply up to 150.0 million kWh of electricity for 2010. Based on the actual demand, China Southern Grid may purchase more power at the same tariff rates. The VAT for this plant is 6.0%. On August 11, 2010, Yunnan Huabang Electric Power Development Co., Ltd. entered into a new grid connection and dispatching agreement with Dehong Power Supply Co., Ltd. for Binglangjiang I and II which is valid till new agreement is signed. On December 29, 2010, Yunnan Huabang Electric Power Development Co., Ltd. entered into a supplemental agreement on the power purchase and sale contract for the calendar year of 2011 with Dehong Power Supply Co., Ltd. with respect to Binglangjiang I, pursuant to which, Dehong Power Supply Co., Ltd. agrees to pay RMB0.227 per kWh (January to May) and RMB0.177 per kWh (June to December). The existing agreement with Dehong Power Supply Co., Ltd. has been renewed in the first quarter of 2012.

Binglangjiang I is located on the Binglangjiang River, which is in the southwestern corner of Yunnan province in Yingjiang County, Dehong Prefecture. Binglangjiang I is a four-component complex consisting of a concrete diversion dam, canal and penstock, powerhouse and substation. The powerhouse contains three 7.0 MW vertical Francis-type or mixed-flow-type turbines manufactured by Hangzhou Electric Equipment Co., Ltd. The area of the powerhouse building that contains the plant is 592 m2. The area of the land the project utilizes is 2,310.7 km2 including the drainage basin. We acquired Binglangjiang I in April 2007.

Binglangjiang I. Binglangjiang II is a run-of-the-river, diversion-type hydroelectric power project commissioned in September 2009 with a design capacity of 20.0 MW and an annual design utilization rate of 50.0%. The effective utilization rate for Binglangjiang II was 36.6% and 52.9% in 2010 and 2011, respectively.

The combined effective utilization rate for Binglangjiang I and II was 44.2% and 50.0% for 2010 and 2011, respectively. We have applied for a tariff of RMB0.12 per kWh during the commissioning period from September 4, 2009 to November 4, 2009 and RMB0.17 per kWh during the period from November 5, 2009 to December 31, 2009. Yunnan Huabang Electric Power Development Co., Ltd. entered into a power purchase agreement and a supplemental agreement with Dehong Power Supply Co. Ltd. on November 4, 2009. The supplemental agreement was valid from November 4, 2009 to December 31, 2009, pursuant to which Binglangjiang II received a tariff of RMB0.17 per kWh during the period from November 4, 2009 to December 31, 2009. For calendar year 2010, Binglangjiang II receives a tariff of RMB0.22 per kWh during the dry season from

January to May and RMB0.17 per kWh during the rainy season from June to December subject to new tariff rates promulgated by the government. The VAT for this plant is 6.0%. We executed a grid connection agreement for Binglangjiang II on July 19, 2009, which is valid until the expiration or termination of the power purchase agreement for the project. On August 11, 2010, Yunnan Huabang Electric Power Development Co., Ltd. entered into a new grid connection and dispatching agreement with Dehong Power Supply Co., Ltd. for Binglangjiang I and II which is valid till new agreement is signed. On December 29, 2010, Yunnan Huabang Electric Power Development Co., Ltd. entered into a supplemental agreement on the power purchase and sale contract for the calendar year of 2011 with Dehong Power Supply Co., Ltd. with respect to Binglangjiang II, pursuant to which, Dehong Power Supply Co., Ltd. agrees to pay RMB0.227 per kWh (January to May) and RMB0.177 per KWh (June to December). The existing agreement with Dehong Power Supply Co., Ltd. has been renewed in the first quarter of 2012.

Binglangjiang II is located on the Binglangjiang River in the southwestern corner of Yunnan province in Yingjiang County, Dehong Prefecture. Binglangjiang II is a four-component complex with a concrete diversion dam, tunnel and penstock, powerhouse and substation. The powerhouse contains two 10.0 MW vertical Francis turbine generators manufactured by Kunming Electric Equipment Co., Ltd. The area of the powerhouse building that contains the plant is 800 m2. The area of the land the project utilizes is 2,310.7 km2 including the drainage basin.

Husahe. The Husahe hydroelectric project is located in Yingjiang County, Dehong Prefecture, Yunnan province and consists of three independent projects, Husahe 3, Husahe 4 and Mangxian, in a series on the Husa River with a drainage basin of 262.6 km2, a total installed capacity of 18.7 MW and a combined Design utilization rate of 45.1%. The effective utilization rate for this three facility complex was 37.5%, 57.9%, and 41.4% for the year 2009, 2010, and 2011, respectfully.

Husahe 3 is a 3.2 MW four component facility consisting of a masonry diversion, 816 meter long canal and penstock, powerhouse and a 35 kv substation which is connected to a 110 kv substation at Mangxian hydropower Station. The powerhouse contains two horizontal Francis type turbine generator units. The project was placed in service in 1995. The design capacity utilization rate is 74.0%.

Husahe 4 is a 14.0 MW four component facility consisting of a gravity dam, 459 meter concrete lined tunnel and penstock, powerhouse and 35 kv substation which is connected to a 110 kv substation owned by the utility at Mangxian Hydropower Station. The project buildings occupy 1,575.72 square meters. The powerhouse contains two vertical Francis type turbine generators. The project was placed in service in 1998. The actual utilization rate is 41.4%. During periods of high water flows, the overflow from Husahe 4 is directed to the 1.5 MW Mangxian Hydropower Station, which has a utilization rate of 15.0%.

Mangxian is a 1.5 MW small overflow hydroelectric power project which produces power from flows which exceed the capacity of Husahe 4.

On August 11, 2010, Yingjiang County Qinrui Husahe Hydropower Co., Ltd. entered into a grid connection and dispatching agreement with Dehong Power Supply Co., Ltd. for each of Husahe 3, Husahe 4 and Mangxian, which is valid till a new agreement is signed. On December 29, 2010, Yingjiang County Qinrui Husahe Hydropower Co., Ltd. entered into a supplemental agreement on power purchase and sale contract for the calendar year of 2011, pursuant to which, Dehong Power Supply Co., Ltd. agrees to pay RMB0.227 per KWh (January to May) and RMB0.177 per KWh (June to December). ). The existing agreement with Dehong Power Supply Co., Ltd. has been renewed in the first quarter of 2012.

Xiaopengzu. Xiaopengzu is an impoundment reservoir type of hydroelectric power project commissioned in October 2009 with a design capacity of 44.0 MW and an annual design utilization rate which is expected to range from 46.0% to 50.0% based upon completion and the operations of the Dianchi Reservoir Diversion Project, a water project unrelated to Xiaopengzu which is expected to influence the amount of water annually that flows to Xiaopengzu, and the other hydroelectric facilities downstream. The effective utilization rate was 27.0%, 24.6% and 17.7% in 2009, 2010 and 2011, respectively, reflecting normal facility operations and below average precipitation in all three years.

Luquan Xiaopengzu Power Generation Corporation entered into a power purchase and sale agreement effective from January 1, 2011 to December 31, 2011, pursuant to which the Yunnan Grid Corporation agrees to pay Xiaopengzu tariff on a seasonal basis. In year 2011, Xiaopengzu received a tariff of RMB0.247 per kWh during the dry season from January to April and in December and RMB0.222 per kWh during the normal season in May and November, and RMB0.197 per kWh during the rainy season from June to October. The existing agreement has been renewed in the first quarter of 2012. The VAT for this plant is 6.0%.

Xiaopengzu is located on the Pudu River in the Luquan County, Kunming City in Yunnan Province. Xiaopengzu is a four-component complex consisting of a concrete impoundment dam, tunnel and penstock, powerhouse and substation. The powerhouse contains two 22.0 MW vertical Francis turbine generators. The area of the powerhouse building is 697 m2. The area of the land the project utilizes is 8,162 km2 including the drainage basin.

Aluhe. Aluhe is a high head run-of-the-river diversion-type hydroelectric power project located on the Alu River, commissioned in April 2007 with a design capacity of 10.0 MW and an annual design utilization rate of 54.3%. The effective utilization rate was 24.0%, 30.1% and 33.7% in 2009, 2010 and 2011, respectively. The lower than design utilization rate in 2009, 2010 and 2011 was the result of intermittent grid availability and lower than normal precipitation.

Fugong County Hengda Hydroelectric Development Co., Ltd. entered into a power purchase and sale agreement with Yunnan Nujiang Grid Co., Ltd. with respect to the Aluhe hydroelectric project, effective from January 1, 2010 to December 31, 2010, pursuant to which Yunnan Nujiang Grid Co., Ltd. agrees to pay Aluhe tariff on a seasonal basis. In year 2010, Aluhe received a tariff of RMB0.20 per kWh during the dry season from November to April, and RMB0.16 per kWh during the rainy season from May to October. The existing agreement will remain effective until both parties agree to its modification or termination. The VAT for this plant is 6.0%.

Aluhe is a four-component complex consisting of concrete diversions, tunnels, pipeline and penstock, powerhouse and substation. The powerhouse contains two 5.0 MW horizontal Pelton turbines coupled to 6.3 MW generators with effective capacity of 10.0 MW manufactured by Lingling Hengyuan Hydropower Equipments Co., Ltd. The area of the powerhouse building that contains the plant is 450 m2. The area of the land the project utilizes is 23 km2 including the drainage basin.

Zilenghe. Zilenghe is a high head run-of-the-river, diversion-type hydroelectric power project commissioned in October 2007 with a design capacity of 25.2 MW and an annual design utilization rate of 60.4%. The effective utilization rate was 27.5%, 39.9% and 39.0% in 2009, 2010 and 2011, respectively. The lower than the design utilization rate in all three years was attributable to intermittent grid availability and lower than normal precipitation.

Fugong County Hengda Hydroelectric Development Co., Ltd. entered into a power purchase and sale agreement with Yunnan Nujiang Grid Co., Ltd. with respect to Zilenghe hydroelectric project, effective from January 1, 2010 to December 31, 2010, pursuant to which the Yunnan Nujiang Grid Co., Ltd. agrees to pay Zilenghe tariff on a seasonal basis. In year 2010, Zilenghe received a tariff of RMB0.20 per kWh during the dry season from November to April, and RMB0.16 per kWh during the rainy season from May to October. The existing agreement will remain effective until both parties agree to its modification or termination. The VAT for this plant is 6.0%.

Zilenghe is a four-component complex consisting of concrete diversion dams, tunnels, pipeline and penstock, powerhouse and substation. The powerhouse contains four 6.3 MW horizontal Pelton turbine generators manufactured by Lingling Hengyuan Hydropower Equipment Co., Ltd. The area of the powerhouse building is 600 m2. The area of the land the project utilizes is 1,942 km2 including the drainage basin.

Latudi. Latudi Hydropower Station is located on the Latudi River in Fugong County, Nujiang Prefecture, Yunnan Province. Latudi is a high head run of the river diversion type project commissioned in February 2009 with a design capacity of 18.9 MW and an annual design utilization rate of 46.1%. The effective utilization rate was 18.3%, 34.0% and 27.4% in 2009, 2010 and 2011, respectively. The lower than the design utilization rate in all three years was attributable to intermittent grid availability and lower than normal precipitation.

Fugong Xineng Power Development Co., Ltd. entered into a power purchase and sale agreement with Yunnan Nujiang Grid Co., Ltd. effective from January 1, 2010 to December 31, 2010, pursuant to which Yunnan Nujiang Grid Co., Ltd. agrees to pay Latudi tariff on a seasonal basis. In year 2010, Latudi received a tariff of RMB0.20 per kWh during the dry season from November to April, and RMB0.16 per kWh during the rainy season from May to October. The existing agreement remains effective until both parties agree to its modification or termination. The VAT for this plant is 6.0%.

Latudi Hydropower Station is a four-component complex consisting of two concrete diversion dams, pipelines and penstock, powerhouse and substation. The powerhouse contains three 6.3 MW horizontal Pelton turbine generators manufactured by Lingling Hengyuan Hydropower Equipment Co., Ltd. The area of the powerhouse building is 500 m2. The area of the land the project utilizes is 28 km2 including the drainage basin.

Dazhaihe. Dazhaihe is a high head run of the river hydro project located in the lower stream of the Dazhai River in Manhao town, Jinping county, Honghe prefecture. The project was commissioned in September 2009 with a design capacity of 15.0MW and an annual design utilization rate of 49.1%. Jinping Kanghong Hydropower Development Co., Ltd entered into a power purchase and sale agreement effective from November 10, 2008 to November 10, 2009, pursuant to which the Yunnan Grid Corporation Honghe Power Supply Bureau agrees to pay Dazhaihe tariff on a seasonal basis. The effective period of the agreement was extended to December 31, 2011, and is renewable automatically unless both parties agree to terminate. In year 2011, Dazhaihe received a tariff of RMB0.23 per kWh during the dry season from January to April and in December and RMB0.18 per kWh during the normal season in May and November, and RMB0.13 per kWh during the rainy season from June to October. The VAT for this plant is 6.0%.

Dazhaihe is a four component single-purpose power generation construction. The facility consists of diversion structure, tunnel, penstock, surge shaft, powerhouse and sub station. The Dazhai river is in the Honghe drainage basin, and is a branch of the Honghe River. The size of the drainage area above the water diversion is 50.9 KM2.

Sichuan Province

Liyuan. Liyuan is a low head run-of-the-river hydroelectric power project commissioned in August 2006 with an installed capacity of 12.0 MW and an annual design utilization rate of 42.0%. The effective utilization rate was 22.3%, 15.4% and 12.5% in 2009, 2010 and 2011, respectively. The effective utilization rates for Liyuan in 2009, 2010 and 2011 were lower than its design utilization rate due to high variability and concentration of precipitation and water flows during such periods. Water flows at times exceeded facility capacity resulting in abandoned water. We expect this situation to be mitigated in the future with the completed development and construction of a series of upstream plants on the Donghe river which will have the effect of moderating water flows in the river. Until such development is completed, the utilization rates for Liyuan may remain below design. Sichuan Huabang Hydroelectric Development Co., Ltd. entered into a grid connection and dispatching agreement with Sichuan Cangxi Electric Power Co., Ltd. on May 18, 2011, which is valid until May 17, 2012, pursuant to which Sichuan Huabang Hydroelectric Development Co., Ltd. is to connect the hydroelectric power project to the power grid owned or controlled by Sichuan Cangxi Electric Power Co., Ltd.. On May 17, 2010, Sichuan Huabang Hydropower Development Co., Ltd. and Sichuan Cangxi Electric Power Co., Ltd., part of the China Southern Power Grid Corporation Ltd., or the Southern Grid, entered into a power purchase and sale agreement effective from May 17, 2010 until May 17, 2011, pursuant to which the Sichuan Cangxi Electric Power Co., Ltd. is paying Liyuan a tariff of RMB0.29 per KWh. According to the terms of such agreement, the agreement remains effective after the initial term, unless both parties agree to terminate. The VAT for this plant is 6.0%.

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

Zhejiang Province

Shapulong. Shapulong is an impoundment reservoir hydroelectric power project commissioned in June 2001 with an installed capacity of 25.0 MW and an annual design utilization rate of 18.6%. The effective utilization rate was 18.6%, 29.5% and 14.4% in 2009, 2010 and 2011, respectively reflecting normal operations and natural fluctuations in precipitation.

Yunhe Shapulong Hydropower Generation Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau on June 10, 2001, for an indefinite term, pursuant to which Shapulong is to connect the hydroelectric power project to the power grid owned or controlled by Lishui Electric Power Bureau. Yunhe County Shapulong Hydropower Generation Co., Ltd. entered into a power grid economic agreement with Lishui Electric Power Bureau, part of the State Grid, in October 2008, which is valid until September 30, 2011 pursuant to which the Lishui Electric Bureau is paying Shapulong a tariff of RMB0.535 per kWh during peak hours and RMB0.268 per kWh during off-peak hours.) We are in the process of renewing the existing agreement and expect to renew the agreement by the end of second quarter 2012. The VAT for this plant is 6.0%.

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

Yingchuan. Yingchuan is an impoundment reservoir hydroelectric power project commissioned in April 2002 with an installed capacity of 40.0 MW and an annual design utilization rate of 31.0%. The effective utilization rates were 30.6%, 39.5% and 29.1% in 2009, 2010 and 2011, respectively, reflecting normal operations and natural fluctuation in precipitation.

Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau in November 2008, which is valid until November 2009 and thereafter so long as there is no disagreement between the two parties, pursuant to which Jingning Yingchuan Hydroelectric Development Co., Ltd. connected the hydroelectric power project to the power grid which is currently under the operation and management of Lishui Electric Power Bureau. According to the terms of such agreement, the agreement remains effective after the initial term, unless both parties agree to terminate. In October 2008 a power grid economic agreement was executed between Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. and Lishui Electric Power Bureau, part of the State Grid, effective from October 1, 2008 to September 30, 2011 Without disagreement from either party, the agreement will be automatically renewed every two years, pursuant to which the Lishui Electric Power Bureau is paying Yingchuan a tariff of RMB0.535 per kWh during peak hours and RMB0.268 per kWh during off-peak hours. The VAT for this plant is 6.0%.

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

Wuliting. Wuliting is a low head, run-of-the-river hydroelectric power project commissioned in October 2007 with an installed capacity of 42.0 MW and an annual design utilization rate of 33.0%. The effective utilization rate was 25.2%, 40.5% and 25.0% in 2009, 2010 and 2011, respectively. The lower than design utilization rate in 2009 was attributed in part to repair and maintenance to a reservoir upstream of Wuliting and outside of the Company’s control which resulted in water flows in excess of capacity and considerable abandoned water. The effective utilization rates in 2010 and 2011 were attributable to normal operations coupled with normal fluctuations in precipitation levels.

Qingtian Wuliting Hydroelectric Development Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau in November 2008, which is valid until November 2009 and thereafter so long as there is no disagreement between the two parties, pursuant to which Qingtian Wuliting Hydroelectric Development Co., Ltd. is to connect the hydroelectric power project to the power grid which is currently under the operation and management of Lishui Electric Power Bureau. According to the terms of such agreement, the agreement remains effective after the initial term, unless both parties agree to terminate. In October 2008 Wuliting entered into a grid economic agreement with Lishui Electric Power Bureau. Without disagreement from either party, the agreement will be automatically renewed every two years, pursuant to which Lishui Electric Power Bureau, part of the State Grid, is paying Wuliting a tariff of RMB0.535 per kWh during peak hours, being 8 a.m. to 10 p.m., and RMB0.268 per kWh during off-peak hours, being 10 p.m. to 8 a.m. The VAT for this plant is 6.0%.

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

Ruiyang. Ruiyang is an impoundment reservoir hydroelectric power project commissioned in December 2003 with an installed capacity of 32.0 MW and an annual design utilization rate of 24.2%. The effective utilization rate was 22.3%, 27.8% and 17.8% in 2009, 2010 and 2011, respectively. The lower than design capacity utilization in 2009 and 2011 was attributable to normal operations and lower than normal precipitation. The higher than design capacity utilization rate in 2010 was attributable to normal operations coupled with higher than average precipitation.

Longquan Ruiyang Cascade II Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau on October 18, 2003, for an indefinite term, pursuant to which Ruiyang is to connect the hydroelectric power project to the power grid owned or controlled by Lishui Electric Power Bureau. Longquan Ruiyang Cascade II Hydroelectric Co., Ltd. entered into a grid economics agreement with Lishui Electric Power Bureau in April 2007, which is valid until December 31, 2009. Without disagreement from either party, the agreement will be automatically renewed every two years, pursuant to which Lishui Electric Power Bureau is currently paying Ruiyang a tariff of RMB0.535 per kWh during peak hours and RMB0.268 per kWh during off-peak hours. According to the terms of such agreement, the agreement remains effective after the initial term, unless both parties agree to its modification or termination. The VAT for the plant is 6.0%.

Ruiyang is located on the upper reach of Longquan Brook (Mei Brook), a tributary to Ou river, within the boundaries of Xiaomei Township, Longquan City, Zhejiang province. Ruiyang is a five-component project consisting of a concrete-faced-rock-fill dam, a 4 km tunnel, penstock, powerhouse, and substation. The power house contains two 16.0 MW vertical Francis turbine generators manufactured by Kvaerner Hangzhou Power Equipment Co., Ltd. The area of the powerhouse structure is 892 m2. The area of the land the project utilizes is 188 km2 including drainage basin. We acquired Ruiyang in August 2009.

Jiulongshan and Zhougongyuan. The Jiulongshan-Zhougongyuan Hydro Complex consists of Jiulongshan I, a 25.0 MW impoundment dam facility, Jiulongshan II, a 12.6 MW diversion facility, and

Zhougongyuan, a 16.0 MW diversion facility. Each of the three facilities are located on a tributary of upper Wuxijiang River in Suichang County, Zhejiang Province.

The three projects have a total design capacity of 53.6 MW and a combined annual design utilization rate of 25.0%. The complex of three facilities was commissioned during May through December 2009. The effective utilization rate was 19% for 2009 reflecting normal precipitation levels during the commission period of the three facilities. The effective utilization rate was 25% and 23.6% in 2010 and 2011, respectively, reflecting normal operations. Suichang County Jiulongshan Hydroelectric Development Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau on April 21, 2009 for each of the three hydroelectric power projects, which was valid until April 2010. Without disagreement from either party, the agreement automatically renews every year, pursuant to which Suichang County Jiulongshan Hydroelectric Development Co., Ltd. is to connect the hydroelectric power projects to the power grid which is currently under the operation and management of Lishui Electric Power Bureau. On July 16, 2010, Suichang County Jiulongshan Hydroelectric Development Co., Ltd. and Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. respectively entered into a power purchase and sale contract with Lishui Electric Power Bureau for Jiulongshan I (Zhougongyuan I), Jiulongshan II (Zhougongyuan II), and Zhougongyuan, which are valid from July 1, 2010 to June 30, 2013, pursuant to which Lishui Electric Power Bureau, part of the State Grid, is paying a tariff of RMB0.535 per kWh during peak hours and RMB0.268 per kWh during off-peak hours. In December 2009, Suichang County Jiulongshan Hydroelectric Development Co., Ltd., which then owned all of the three hydroelectric power projects, transferred one of them, Zhougongyuan III, to the newly established Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. with total investment of RMB140.0 million ($19.5 million) and registered capital of RMB90.0 million ($12.8 million). In connection with the transfer, Suichang County Jiulongshan Hydroelectric Development Co., Ltd., reduced its total investment to RMB320.0 million ($44.5 million) and registered capital to RMB204.1 million ($29.0 million). The purpose of the transfer is to have two interconnect arrangements of less than 50 MW resulting in lower VAT for the complex. The VAT for the three hydroelectric power projects was 17.0% for 2009 and 6% for 2010.

Each of the facilities consists of a concrete dam, tunnel, penstock, powerhouse and substation. The Zhougongyuan I powerhouse contains two 12.5 MW vertical Francis type turbine generators, the Zhougongyuan II powerhouse contains two 6.3 MW vertical Francis type turbines generators and the Zhougongyuan III powerhouse contains two 8.0 MW vertical Francis type turbine generators, all of which were manufactured by Nanping Equipment Manufacturing Co., Ltd. The area of the structures that contain powerhouses are 447.1 m2, 440.9 m2 and 487.9 m2, respectively. The area of the land the project utilizes is 388.0 km2 including the drainage basin.

Fujian Province

Banzhu. Banzhu is a low head, run-of-the-river hydroelectric power project commissioned in November 1998 with an installed capacity of 45.0 MW and an annual design utilization rate of 42.2%. The effective utilization rate was 32.1%, 47.0% and 28.5% in 2009, 2010 and 2011, respectively, reflecting normal operations and natural fluctuation in precipitation levels.

On September 30, 2010, Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Electric Power Co., Ltd. Sanming Power Industry Bureau which is valid for five years from the execution date and without disagreement from either party, the agreement will be automatically renewed on an annual basis. On August 18, 2008, Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered into a power purchase and sale agreement with Fujian Province Electric Power Co., Ltd. which was valid until December 31, 2010 Without disagreement from either party, the agreement will be automatically renewed every three years, pursuant to which, Fujian Province Electric Power Co., Ltd. is currently paying Banzhu a tariff of RMB0.36 per kWh. The VAT for this plant is 17.0%.

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

Wangkeng. Wangkeng is an impoundment reservoir hydroelectric power project commissioned in July 2004 with an installed capacity of 40.0 MW and an annual design utilization rate of 42.5%. The effective utilization rate was 30.9%, 52.5% and 27.5% in 2009, 2010 and 2011, respectively, reflecting normal operations and natural fluctuations in precipitation levels.

On July 21, 2008, Pingnan County Wangkeng Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Ningde Electric Power Industry Bureau, which is valid until December 2010, pursuant to which Pingnan County Wangkeng Hydroelectric Co., Ltd. is to connect the hydroelectric power project to the power grid which is currently under the operation and management of Fujian Province Ningde Electric Power Industry Bureau. Pingnan County Fushun Hydroelectric Co., Ltd. (formerly Pingnan Wangkeng Hydroelectric Co., Ltd.), entered into a power purchase and sales agreement with Fujian Province Electric Power Co., Ltd., part of the Southern Grid, on October 28, 2004, which was valid until December 31, 2009, pursuant to which the Fujian Power Grid is paying Wangkeng hydroelectric power project a tariff of RMB0.31 per kWh. On September 30, 2010, Pingnan County Wangkeng Hydroelectric Co., Ltd. entered into a new grid connection and dispatching agreement with Fujian Province Electric Power Co., Ltd. Ningde Power Industry Bureau which is valid until December 31, 2015. The agreement will remain effective unless both parties agree to its modification or termination. On June 28, 2010, Pingnan County Wangkeng Hydroelectric Co., Ltd. entered into a new power purchase and sale contract with Fujian Province Electric Power Co., Ltd. which is valid till March 31, 2011. Without disagreement from either party, the agreement will be automatically renewed every three years, The VAT for this project is 17.0%.

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

Yuheng. Yuheng is a run-of-the-river diversion hydroelectric power project commissioned in November 1999 with an installed capacity of 30.0 MW and an annual design utilization rate of 42.8%. The effective utilization rate was 26.4%, 51.1% and 26.5% in 2009, 2010 and 2011, respectively, reflecting normal operations and natural fluctuation in precipitation levels.

On December 26, 2008, a grid connection and dispatching agreement was executed by and between Pingnan County Yuheng Hydropower Co., Ltd. and Fujian Province Pingnan County Power Supply Co., Ltd., which is valid until December 27, 2010, pursuant to which, the Yuheng hydroelectric power project is to be connected to the power grid which is currently under the operation and management of Fujian Province Pingnan County Power Supply Co., Ltd. The agreement will remain effective unless both parties agree to its modification or termination. Pingnan County Yuheng Hydropower Co., Ltd. entered into a power purchase agreement with Fujian Province Pingnan County Power Supply Co., Ltd. on December 28, 2008, which is valid until December 28, 2009, pursuant to which, Fujian Province Pingnan County Power Supply Co., Ltd. is to pay Yuheng a tariff of RMB0.29 per kWh for supplying electricity. According to the terms of the agreement it remains effective after the initial term, until both parties agree to terminate. However, Pingnan County Yuheng Hydropower Co., Ltd. entered into the Interim Agreement of Conformity of Power Purchase and Supply in Rongping Supply Area with Fujian Province Pingnan County Power Supply Co., Ltd., Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. and Pingnan County Hengli Hydroelectric Co., Ltd. on August 31, 2007, or the Interim Agreement, which is in force until August 31, 2010, pursuant to which, Fujian Province Pingnan County Power Supply Co., Ltd. and Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. are to pay Yuheng a tariff of RMB0.181 per kWh for supplying 300 million kWh of electricity to Fujian

Province (Pingnan) Rongping Chemical Industry Co., Ltd. for a contractual term of forty-two months, which ends in October 2010. Therefore, for electricity amount supplied under the Interim Agreement to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd., Yuheng is only entitled to RMB0.181 per kWh of the RMB0.29 per kWh revenue received from Fujian Province Pingnan County Power Supply Co., Ltd. and is obligated to remit the remaining RMB0.109 per kWh, to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. until the earlier of reaching the cumulative volume of 300 million kWh or October 2010. Pursuant to the Transfer of Yuanping Hydropower Plant and Cooperation Agreement entered into between Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. and Fujian Province Anheng Assets Management Co., Ltd., Fujian Yuheng Power Group and Fujian Dachuang Hydro Power Co., Ltd., which were the founders of Pingnan County Yuheng Hydropower Co., Ltd., Yuheng provided a guarantee deposit of RMB30 million to Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. to guarantee the supply of electricity of an aggregate volume of 300 million kWh over the contractual term and is entitled to be refunded RMB0.1 of the guarantee deposit for every kWh of electricity supplied to Rongping Chemical through the power grid up to 300 million kWh over the contractual term. In May 2010, the contract between Yuheng and Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd. was settled when the cumulative volume of 300 million kWh of electricity supply was reached. On November 29, 2011, Pingnan County Yuheng Hydropower Co., Ltd. entered into a power purchase agreement with Fujian Province Pingnan County Power Supply Co., Ltd., which will expire on November 30, 2013. The VAT for this plant is 6.0%.

Yuheng is located in the Huotongxi river in Fujian province. Yuheng is a four-component complex with a concrete diversion dam, tunnel and penstock, powerhouse, and substation. The powerhouse contains three 10.0 MW vertical mixed flow Francis turbine generators manufactured by Chongqing Turbine Generator Manufacturing Company Ltd. The area of the structure that contains the powerhouse is 546 m2. The area of the land the project utilizes is 671 km2 including the drainage basin. We acquired Yuheng in October 2008.

Jinlong. Jinlong is a low head run of the river hydroelectric power facility commissioned in November 2005 with an installed capacity of 10 MW and an annual design utilization rate of 42.7%. The effective utilization rate was 42.5%, 50.8% and 34.0% in 2009, 2010 and 2011, respectively, reflecting normal operations and natural fluctuations in precipitation levels.

Shaowu City Jinlong Hydroelectric Co., Ltd. entered into a power purchase agreement with Fujian Province Shaowu Power Supply Bureau on March 2007, which is valid until March 31, 2009, pursuant to which Fujian Province Shaowu Power Supply Bureau agrees to pay a tariff of RMB0.30 per kWh for supplying electricity and the tariff was approved by the regional pricing bureau. The VAT for this plant is 6.0%. According to the terms of such agreement, the agreement remains effective unless any party has disagreement on the terms of the agreement, and its term extends to the expiry of the operation period.

Jinlong is located on the on the Fu Tun Xi River in northwest Fujian province in Shaowu City. Jinlong is a low head run of the river gated complex with the powerhouse incorporated into the diversion structure on the right bank. The powerhouse contains two 5.0 MW horizontal fully regulated bulb turbine generators manufactured by Fu Chung Jiang Hydraulic Turbine Factory.

Jintang. Jintang is a low head run of the river hydroelectric power facility commissioned in October 2006 with a design capacity of 11.6 MW and an annual design utilization rate of 40.5%. The effective utilization rate was 35.5%, 41.9% and 29.0% in 2009, 2010 and 2011, respectively, reflecting normal operations and natural fluctuation in precipitation levels.

Shaowu City Jintang Hydroelectric Co., Ltd. entered into a power purchase agreement with Fujian Province Shaowu Power Supply Bureau on December 2008, which is valid until November 31, 2011, pursuant to which Fujian Province Shaowu Power Supply Bureau agrees to pay a tariff of no more than RMB0.30 per kWh for supplying electricity. Fujian Provincial Pricing Bureau has approved an interim tariff of RMB0.26 per kWh. The VAT for this plant is 6.0%. According to the terms of such agreement, the agreement remains effective unless any party has disagreement on the terms of the agreement, and its term extends to the expiry of the operation period.

Jintang is located on the Futunxi River in the northwest of Fujian province in Shaowu City. Jintang is a low head run of the river gated complex with the powerhouse incorporated into the diversion structure on the right bank. The powerhouse contains two 5.8 MW horizontal fully regulated bulb turbine generators manufactured by Dong Feng Hydroelectric Machinery Works.

Jinling. Jinling is located in Shaowu City, Fujian province and consists of three projects, Qianling, Jinjiu and Dongguan. Qianling and Jinjiu are incorporated into the same powerhouse and gate structure on the Futunxi River. The entire complex of Qianling and Jinjiu has a total design capacity of 13.0 MW. Dongguan has a design capacity of 4.8 MW.

Shaowu City Jinling Power Generation Co., Ltd. entered into a power purchase agreement with Fujian Province Shaowu Power Supply Bureau for each of Qianling, Jinjiu and Dongguan hydroelectric power projects in March 2007, which is valid until March 31, 2009, according to which Fujian Province Shaowu Power Supply Bureau agrees to pay a tariff of not more than RMB0.24 per KWh for Qianling, a tariff of not more than RMB0.28 per KWh for Jinjiu and a tariff of RMB0.28 per KWh for Dongguan. The approved tariff for Qianling is RMB0.24 per KWh and for Jinjiu RMB0.28 per KWh. The VAT for these three plants is 6.0%. According to the terms of such agreement, the agreement remains effective unless any party has disagreement on the terms of the agreement, and the its term extends to the expiry of the operation period.

Qianling. The Qianling hydroelectric facility is a low head run of the river hydroelectric power facility commissioned in July 1984 with a design capacity of 10.0 MW and an annual design utilization rate of 52.0% reduced to 40.0% with diversion of water to the Jinjiu facility. The effective utilization rate was 39.1%, 48.8% and 31.2% in 2009, 2010 and 2011, respectively, reflecting normal operations coupled with natural fluctuation in precipitation.

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

Jinjiu. The Jinjiu hydroelectric facility is a low head run of the river hydroelectric power facility commissioned in October 2004 with a design capacity of 3.0 MW and an annual design utilization rate of 52.0%. The effective utilization rate was 59.2%, 62.6% and 44.1% in 2009, 2010 and 2011, respectively. The higher than design utilization rate was attributable to operator preference in optimizing performance and water allocation between Jinjiu and Qianling.

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

Dongguan. The Dongguan hydroelectric facility is a low head run of the river hydroelectric power facility commissioned in November 2004 with a design capacity of 4.8 MW and an annual design utilization rate of 48.1%. The effective utilization rate was 23.2%, 17.4% and 19.4% in 2009, 2010 and 2011, respectively. Effective utilization has been lower than design as water levels at the dam were reduced to accommodate construction activity immediately upstream unrelated to the project.

Dongguan is located on the Fu Tun Xi River in northwest Fujian province in Shaowu City. Dongguan is a low head run of the river gated complex with the powerhouse incorporated into the diversion structure at the left bank. The powerhouse contains three 1.6 MW horizontal fully regulated bulb turbine generators.

Jinwei. Jinwei is a low head run of the river hydroelectric power facility commissioned in July 2009 with a design capacity of 16.0 MW and an annual design utilization rate of 41.1%. The effective utilization rate was 27.4%, 38.1% and 27.0% in 2009, 2010 and 2011, respectively. Effective utilization has been lower than design in 2009 and 2011 reflecting facility commissioning in July 2009 and lower than normal precipitation in 2011. The facility has a restricted intake which will prevent achievement of design utilization by approximately 10.0% until remedied. The company currently is not planning on implementing these remedial plans until after the 2012 operating season at the earliest.

Shaowu City Jinwei Hydroelectric Co., Ltd. entered into a power purchase agreement with Fujian Province Nanping Power Bureau on January 2007, which is valid until December 31, 2009, pursuant to which Fujian Province Nanping Power Bureau agrees to pay a tariff of RMB0.30 per kWh for supplying electricity. The VAT for this plant is 6.0%. According to the terms of such agreement, the agreement remains effective unless any party has disagreement on the terms of the agreement, and its term extends to the expiry of the operation period.

Jinwei is located on the Fu Tun Xi River in the northwest of Fujian province in Shaowu City. Jinwei is a run of the river gated complex with the powerhouse incorporated into the diversion structure on the right bank. The powerhouse contains two 8.0 MW horizontal fully regulated bulb turbine generators manufactured by Dong Feng Hydroelectric Machinery Works.

Projects under Development

Henan Province

Wuyue. On October 22, 2009, we entered into a capital injection agreement with Henan Lantian Group to subscribe for a 79.0% equity interest in Wuyue, which owns the right to develop a pumped storage hydropower project of 1,000.0 megawatts in Henan province. Pursuant to the agreement, we completed the first capital injection of RMB 32.5 million ($4.8 million) on March 23, 2010. In September 2010, we signed a framework agreement with Guangdong Nuclear for the equity transfer of a controlling interest of Wuyue. Under the framework agreement, subject to the completion of definitive documents, completion of due diligence and receipt of required governmental and other approvals in the PRC, the Company would transfer 51.0% equity interest in Wuyue to Guangdong Nuclear, in exchange for which Guangdong Nuclear agreed to fund its proportionate share of the on-going development costs of the project. The framework agreement expired on December 31, 2011 and the project has been largely at a standstill since the acquisition in 2009. The Company expects the project will continue to be at a standstill and as it has no intention to make further investments to Wuyue, the investment in Wuyue was written off as of December 31, 2011.

Projects for Which We Have Signed a Definitive Agreement to Sell

Fujian Province

Yuanping. In December 2011, we entered into an Equity Purchase and Sale Agreement with a third-party buyer to sell Pingnan County Yuanping Hydroelectric Co., Ltd., which owns and operates Yuanping hydroelectric power project, a 16.0 megawatt (“MW”) project located in Fujian province, for a total consideration of $22.2 million, including the assumption of debt by the buyer. The sale transaction was completed on March 2, 2012.

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

If our management decides to pursue the opportunity, we will enter into a memorandum of understanding or letter of intent with the owner of the target project. This sets forth the general terms and conditions for a possible acquisition and may elect to provide for the payment by us of a deposit of up to 5.0% of the purchase price. The memorandum of understanding or letter of intent allows us to conduct our due diligence review. The memorandum of understanding or letter of intent is generally non-binding, although where we pay a deposit, we may forfeit it if we do not complete the acquisition for reasons other than the failure of the project to pass our due diligence review.

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

In December 2004, the National Development and Reform Commission proposed and the State Council approved a linkage mechanism between coal and power tariff rates, pursuant to which the National Development and Reform Commission may adjust power tariffs if the average coal price changes by 5.0% within a period of six months compared with the preceding period. The change in a period, if less than 5.0%, will be carried forward to the future periods until the accumulated changes reach 5.0%. Currently, the tariff rates of hydropower are not subject to this linkage mechanism, but reforms in the pricing of coal-fired and other power projects influence the tariffs we receive, and the demand for hydropower, as they impact the economics of the grid as a whole.

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

Insurance

We currently maintain property insurance for our hydroelectric power projects. Our current insurance coverage is maintained with Ping An Property and Casualty Insurance Company of China, Ltd., PICC Property and Casualty Company Limited, China United Property Insurance Company Limited, Tian An Insurance Company Limited, China Pacific Property Insurance Co., Ltd., Sunshine Property and Casualty Insurance Company Limited and Taiping General Insurance Co., Ltd. on our properties, plants and equipments, and includes construction all risk insurance. Our current coverage totals approximately RMB2,703.1 million ($429.0 million). As with most property insurance policies in China, our policies do not cover damage resulting from earthquakes, war or acts of terror. In addition, we currently maintain liability insurance for our directors and officers with coverage of $20.0 million, employment practice liability insurance with coverage of $3.0 million and pension trustee liability insurance with coverage of $3.0 million.

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

Our new power projects are normally required to undergo an environmental impact assessment by qualified third parties, and a report of the assessment needs to be submitted to the relevant environmental authorities in order to obtain their approval before commencing construction. Upon completion of each project, the relevant environmental authorities inspect the site to ensure that applicable environmental standards have been complied with, and the resulting report is presented together with other specified documents to the relevant construction administration authorities for their approval. See “Regulation—Regulations on Environmental Protection in Construction Projects.”

We believe our environmental protection systems and facilities for our hydroelectric power projects are adequate for us to comply with currently effective national and local environmental protection regulations. It is expected that the PRC government will impose additional and stricter environmental protection regulations which could require us to make additional expenditures to remain in compliance with environmental regulations. In particular, in the event the PRC government introduced minimum water flow requirements for hydroelectric power projects, a reduction of our power generation at some of our plants could result.

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

Headquarters

We currently maintain our headquarters at Bldg A #2105, Ping’An International Financial Center, No.3 Xinyuan South Road, Chaoyang District, Beijing, PRC 100027. Our headquarters occupy 848.7 square meters under a lease agreement expiring in January 2014. We also maintain office space pursuant to an office sharing agreement with Kuhns Brothers, Inc. in New York City.

Legal Proceedings

We are not currently a party to any material legal or administrative proceedings nor aware of any material legal or administrative proceedings pending or threatened against us. From time to time, we may be subject to various legal or administrative proceedings arising in the ordinary course of our business.

The lawsuit brought by Sinohydro Bureau 16 Company Limited (“Sinohydro Bureau 16”) in November 2010 against Shaowu City Jinlong Hydroelectric Co., Ltd. (“Jinlong”), a subsidiary that we own a 55.0% controlling equity, for the payment of construction fees in the amount of RMB 7,405,373.55 ($1,175,288.22) and related interest and liquidation damages of RMB3.5 million ($0.6 million) was settled under the court mediation on July 14, 2011 for RMB9.2 million ($1.5 million). The settlement agreement has been fulfilled up to February 16, 2012.

In April 2012, twenty-four employees of Henan Wuyue Storage Power Generating Co., Ltd. (“Wuyue”) filed an arbitration claim against us for the payment of salary in total amount of RMB 2,693,500 ($427,811.2) and the payment of social security in total amount of RMB 205,440 ($32,639.2).

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

Regulations Relating to Foreign Investment

On December 27, 2011, the National Development and Reform Commission and the Ministry of Commerce jointly promulgated a revised Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, which came into effect on January 30, 2012. The Catalogue lists those industries and economic activities in which foreign investment in China is encouraged, restricted or prohibited. Pursuant to the Catalogue, construction and operation of hydroelectric power projects with the main purpose of power generation fall within the encouraged category.

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

Generally, the acquisitions of domestic enterprises by foreign investors in China are subject to the prior approvals of the National Development and Reform Commission and the Ministry of Commerce, or their local counterparts. After obtaining the approvals from the National Development and Reform Commission and the Ministry of Commerce, the change of shareholders must be registered with the State Administration for Industry and Commerce or its local counterparts and other alteration registrations shall be filed with the government authorities in charge of foreign exchange, customs, tax, land, etc. The acquisition of hydropower plants may also be subject to security review.

Regulations on Renewable Energy Resources

The Law of Renewable Energy Resources of China

On February 28, 2005, the Standing Committee of the National People’s Congress adopted the Law of Renewable Energy Resources, or the Renewable Energy Law, effective from January 1, 2006. On December 26, 2009, the Standing Committee of the National People’s Congress adopted an amendment to the Renewable Energy Law, which has come into effect on April 1, 2010. Pursuant to the Renewable Energy Law, the PRC government encourages the development and utilization of renewable energy resources, including the connection of renewable energy power generators to local power grids. Pursuant to the Renewable Energy Law, the PRC government implements the development and utilization of renewable energy resources by encouraging the purchase of all renewable energy generated. The State Council energy department, in conjunction with the national power regulatory agency and the State Council finance department, determines, in accordance with the national renewable energy development and utilization plan, the proportion of renewable energy power generation with respect to the overall generating capacity for the planning period. The grid enterprises must enter into grid connection agreements with renewable energy power generation enterprises which have procured administrative permits or have submitted filings and must purchase all hydro-produced power meeting the technical standards for grid connection within their grid coverage. Grid enterprises refusing to purchase power produced by renewable energy generators may be fined in an amount up to double the economic loss suffered by the renewable energy generator. The Renewable Energy Law also authorizes the relevant pricing authorities to set on grid tariffs based on the principles in favor of promoting the utilization of renewable energy and being economically reasonable, and to adjust the tariffs in accordance with the improvement of the renewable energy development and utilization technologies. However, the Renewable Energy Law also stipulates that the application of the Renewable Energy Law to hydroelectric power is guided by the department in charge of energy of the State Council and subject to the approval of the State Council. Such guidance has yet to be provided by the State Council, and in practice the local grids or relevant pricing authorities may not always follow the Renewable Energy Law when purchasing power or setting tariffs.

The Medium and Long Term Development Plan of Renewable Energy Resources

In light of the rapid growth of China economy and rising consumption of energy, China government increasingly encourages the development and use of renewable energy resources. On August 31, 2007, the National Development and Reform Commission issued the Medium and Long Term Development Plan of Renewable Energy Resources, or the Medium and Long Term Development Plan. According to the Medium and Long Term Development Plan, the share of the development and use of renewable energy account for 7.5% of the primary energy consumption in 2005. It aims to have the consumption of renewable energy reaches 10.0% of the total energy consumption by 2010, and 15.0% by 2020.

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

The Supervision and Administrative Measures on the Full Purchase of Electricity of Renewable Energy Resources by Grid Enterprises

On July 25, 2007, the State Electricity Regulatory Commission promulgated the Supervision and Administrative Measures on the Full Purchase of Electricity of Renewable Energy Resources by Grid Enterprises effective from September 1, 2007. This regulation further stipulates the grid operators must purchase all the power generated by renewable energy power generators connected to their grid. The regulation also provides that except for large or medium sized hydroelectric power projects, renewable energy power generators do not need to participate in competitive bidding for their on-grid tariffs. This regulation also provides that power dispatch institutions must give priority to renewable power generation companies when dispatching power.

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

On August 2, 2007, the State Council approved the Measures on Dispatch of Energy Saving Power Generation (For Trial Implementation), or the Trial Dispatch Measures, jointly issued by the National Development and Reform Commission, the State Electricity Regulatory Commission, the former State Environmental Protection Bureau, the predecessor of the Ministry of Environmental Protection and Office of the National Energy Leading Group. Pursuant to the Trial Dispatch Measures, the dispatch priority of power generation units is determined in the following sequence: (a) non-adjustable power generation units utilizing renewable energy (including hydraulic energy); (b) adjustable power generation units utilizing renewable energy (including hydraulic energy) and garbage generator units which meet the requirements of environmental protection; (c) nuclear power generation units; (d) coal- fired heat-load based CHP units and multiple resource power generation units; (e) gas-fired power generation units; (f) coal-fired power generation units, including cogeneration units without heat load; and (g) oil-fired power generation units.

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

Regulations Relating to Transfer of State-Owned Assets

Under the Interim Measures for the Management of the Transfer of State-owned Assets of Enterprises, or the Interim Measures, jointly promulgated by the State-owned Assets Supervision and Administration Commission of the State Council, and the Ministry of Finance, with the effective date on February 1, 2004, the transfer of state-owned assets can be carried out by auction, bidding, agreement or other means that are permitted under the PRC laws and regulations. A seller of state-owned assets must appoint an asset valuation institution to evaluate the to-be-transferred assets and the valuation report, after being confirmed by or filed with relevant authority in charge of state-owned assets administration, shall be referenced to determine the transfer price. In case the transfer price is lower than 90% of the valuation result, the transaction shall be suspended and shall not proceed until being approved by relevant approval authorities.

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

According to the Classified Directory for Environmental Protection and Administration of Construction Projects, promulgated on September 2, 2008 by the Ministry of Environmental Protection and effective on October 1, 2008, the construction of hydroelectric power projects are required to prepare environmental impact assessment forms except for those with total installed capacity of 1,000.0KW or above, pumped storage power stations and hydroelectric power projects in environmental sensitive areas being required to prepare environmental impact assessment reports. In accordance with the Environmental Impact Evaluation Law, construction of any hydropower station is prohibited without the approval of the relevant government authorities of such environmental report or form and the related underlying documents if construction of a hydropower station occurs without such governmental approval, whether by failing the evaluation or not applying for an evaluation, then the relevant enterprise will be ordered to cease construction and be subject to making up relevant procedures within a prescribed time period with the relevant environmental protection administrative authorities. Enterprises that fail to complete such formal procedures within the prescribed time may be fined, and the management and other personnel with direct responsibility for the enterprise are subject to administrative penalties. The National Environmental Laws generally impose discharge fees for polluting substances, and provide for possible closure by the central or local government of any enterprise which fails to comply with orders requiring it to cease or rectify the activities causing environmental damage.

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

On December 29, 2011, the Ministry of Environment Protection issued the Notice on Strengthening Environment Impact Assessment in Southwestern China (the “Notice”), which became effective on the same date of its issuance. According to the Notice, the acceptance for approving environmental assessment documents for hydroelectric constructing projects shall be supported by an investigative opinion on the environment impact assessment of the development plan for the river valleys where such projects are located. With respect to the river valleys with prior development history, if no environment impact assessment on the development plan is available, submission of environmental assessment documents for the hydroelectric construction projects must be supported by retrospective researches on the environment impact assessment of the development.

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

In accordance with the Water Drawing Regulations, the amount of water resource fees due shall be determined based on the levy standard of water resource fees at the locality of the water intake and the actual volume of water for drawing. As for water drawing for the purpose of hydroelectric power generation, the amount of water resource fees due may be determined based on the levy standard of water resource fees at the locality of the water intake and the actual quantity of electricity generated. When a water drawing entity or individual refuses to pay, delays in, or otherwise defaults on the payment of water resource fees, the entity or individual will be subject to the penalties prescribed under the Water Law.

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

On March 5, 2011, the State Council issued the Regulations on Land Reclamation, which was effective on the same date. According to the regulations, “land reclamation” means the activities of adopting rectification measures on land damaged by production or construction activities or natural disasters to restore the land to usable condition. With respect to reclaiming the land, the land damaged by production or construction activities shall be reclaimed by the production or construction entity according to the principle of “reclamation by the party causing the damage”. The party responsible for rehabilitating the land shall submit the land reclamation plan together with the other relevant materials when filing an application for construction land or mining rights. If such party fails to prepare the land reclamation plan or the land reclamation plan fails to meet the relevant requirements, the application will be denied. the construction land.

Regulations on Construction

Pursuant to the Construction Law, effective from March 1, 1998 and amended on April 22 2011 with effect from July 1, 2011, prior to the start of construction projects, project owners must, in accordance with relevant provisions of the State, apply to competent construction administrations at or above the county level of the place where the project is to be located for construction permits, except for small projects below a value set by the competent construction administration of the State Council.

Regulations on Bid Invitation and Bid Tendering

On August 30, 1999, the Standing Committee of the National People’s Congress adopted the Law of China on Bid Invitation and Bid Tendering, effective from January 1, 2000; on December 20, 2011, the State Council promulgated the Implement Measures on the Law of China on Bid Invitation and Bid Tendering, which came into effect on February 1, 2012. According to the aforesaid law and its implementation measures, the projects such as large-scale infrastructure facilities and public utilities involving the social and public interests and public safety, projects which are, wholly or partially, invested by the State-owned funds or funded through State financing and projects using loans or aid funds from international organizations or foreign governments, including surveying and prospecting, design, engineering and supervision of such projects as well as the procurement of major equipments and materials related to the construction of such projects, must be subject to bid invitation procedure.

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

As contemplated by the Security Review Circular, the new security review process will consider the impact of the proposed transaction on national defense, national economic stability, basic social living order, and the research and development capacity for key technologies related to national security. The new security review process would begin with a preliminary screening conducted upon application to the Ministry of Commerce initiated by the foreign investors in a proposed transaction. Chinese government agencies, national trade unions/associations, competitors, and upstream and downstream enterprises are also entitled to initiate a security review of a proposed transaction by the Committee through an application to Ministry of Commerce. The Ministry of Commerce will transfer to the Committee all applications determined to fall within the purview of the security review regulations within five working days. The Committee will first complete a general review of the proposed transaction. If after the general review, the Committee concludes that the proposed transaction may have an impact on national security, the Committee will conduct a special review of the proposed transaction. If after the special review, the Committee concludes that the proposed transaction may have a material impact on national security (including economic and social stability), the Committee will so notify Ministry of Commerce and the parties to the proposed transaction will be required to terminate the transaction or implement other measures or modifications to eliminate the impact of the proposed transaction on national security. It is unclear whether the Security Review Circular would have retrospective effect. If any of our existing projects is considered as having caused concerns to the national security, the relevant PRC authority may require us to terminate the transaction, transfer relevant equity interests or assets, or implement other measures or modifications to eliminate the impact of the transaction on national security.

On March 4, 2011, Ministry of Commerce issued Tentative Measures on Certain Issues Concerning Implementation of Security Review System Regarding Mergers and Acquisitions in China by Foreign Investors with effect from March 5, 2011 to August 31, 2011, which specifies, inter alia, the application procedure and requisite documents need to be submitted to the Ministry of Commerce.

On August 25, 2011, the Ministry of Commerce issued the Provisions of the Ministry of Commerce on the Implementation of the National Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “Implementation Provisions”), which became effective on September 1, 2011. The Implementation Provisions further specifies the application procedure and stipulates that (i) whether a transaction falls within the scope of the security review will be judged from the substantive contents and actual influences of the transaction and that (ii) foreign investors may not substantially evade the security review by any means, including but not limited to holding on agency basis, trust, multi-tier reinvestment, leasing, loan, control by agreement, and overseas transactions.

Tax Law

Enterprise Income Tax Law

On March 16, 2007 and December 6, 2007, respectively, the new PRC Enterprise Income Tax Law, or the EIT Law and the Implementation Regulations of Enterprise Income Tax Law of China were promulgated by the National People’s Congress and the State Council and became effective on January 1, 2008. Under the EIT Law, the EIT shall be levied at the rate of 25.0%. In case a nonresident enterprise that has no organ or establishment within the territory of PRC, or its income has no actual connection to its organ or establishment within the territory of PRC obtains incomes sourced within the territory of PRC, the EIT shall be levied at the rate of 20.0% for such incomes, which has been reduced to 10.0% by the Implementation Regulations of the EIT Law. As regards a small meager-profit enterprise satisfying the prescribed conditions, the EIT shall be levied at a reduced rate of 20.0%. As regards important high-tech enterprises necessary to be supported by the state, the EIT shall be levied at a reduced rate of 15.0%. Enterprises that enjoy the preferential policies of low tax rates in the past time shall be gradually transited to be enjoying the statutory tax rate within 5 years after carrying out the EIT Law. As of January 1, 2008, the enterprises that enjoy preferential treatments in the form of periodic tax deductions and exemptions may, after carrying out the EIT Law, continue to enjoy the relevant preferential treatments under the preferential measures and the time period set down in the previous tax law, administrative regulations and relevant documents until the expiration of the said time period. However, its preferential time period shall be counted from 2008 if such an enterprise has not enjoyed the preferential treatments yet because of its failure to make profits. Businesses contributing to the development of Western China are also entitled to a reduced EIT rate of 15.0%. Our Binglangjiang I business benefitted from this reduced rate of 15.0% in 2007.

Under current PRC tax laws, regulations and rulings, an enterprise payer is classified as either a resident enterprise or non-resident enterprise. A resident enterprise refers to an enterprise that is established under PRC law within the PRC, or is established under the laws of foreign country or region but has its de facto management body located in China. “De facto management body” is defined as an organization that exercises material and full management and control over matters including the enterprise’s production and operations, personnel, finance and property. A “nonresident enterprise” refers to an enterprise established under the laws of a foreign jurisdiction which does not have its de facto management body located in China, but which either establishes an organization or office within China or, without such presence within China, generates revenue within China. A resident enterprise shall pay the EIT for its incomes sourced from both inside and outside the territory of PRC. In case a non-resident enterprise sets up an organ or establishment within the territory of PRC, it shall pay EIT on its incomes sourced inside the territory of PRC and incomes sourced outside the territory of PRC but actually connected with the said organ or establishment. In case a non-resident enterprise has no organ or establishment within the territory of PRC, or its incomes have no actual connection to its organ or establishment inside the territory of PRC, it shall pay EIT on the incomes sourced inside the territory of PRC.

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

Value-added Tax

According to the amended Provisional Regulations of the PRC on Value-added Tax effective on January 1, 2009, and the amended Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax effective since November 1, 2011, all organizations and individuals engaged in the sale of goods, provision of processing, repairs and replacement services, and importation of goods within the territory of the PRC are taxpayers of value-added tax. Ordinary tax payers shall pay value-added tax at the rate of 13.0% or 17.0%, while small scale tax payers shall pay value-added tax at the rate of 3.0%. According to the Notice Regarding the Application of Low Value-added Tax Rate and Simplified Method Taxation Policies to Certain Products, or the Notice, which was jointly issued by the Ministry of Finance and the State Administration of Taxation on January 19, 2009 and took effect, retrospectively, on January 1, 2009, small hydropower generation units administrated at or below the county level may choose to apply the value-added tax rate of 6.0% in accordance with the simplified method to electric power they generate. Small hydropower generation units are defined as hydropower generation units with the installed capacity of no greater than 50 MW. The value-added tax payers using simplified method cannot claim the input value-added tax credits on their purchases.

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

Urban Maintenance & Construction Tax and Education Surcharges

On October 18, 2010, the State Council of the PRC released a Circular on Unifying the System of Urban Maintenance & Construction Tax and Education Surcharges for Domestic and Foreign-invested Enterprises and Individuals or (“Circular 35”) providing that, effective from December 1, 2010, the relevant regulations, rules, and policies regarding urban maintenance & construction tax and education surcharges shall be applicable to foreign-invested enterprises, foreign enterprises, and foreign individuals (FIEs). Following the release of Circular 35, on November 4, 2010, the Ministry of Finance and the State Administration of Taxation jointly issued a Circular on Issues Relating to Levying Urban Maintenance & Construction Tax and Education Surcharge on FIEs for implementation of Circular 35, which provides that urban maintenance & construction tax and education surcharges will be imposed on FIEs in respect of value-added tax, consumption tax and business tax payable on and after December 1, 2010. The urban maintenance & construction tax and education surcharges are calculated as a percentage of the value-added tax, consumption tax and business tax due. The education surcharges are levied at a unified rate at 3.0%, while the rates for urban maintenance & construction tax differ depending on the location of the taxpayer: (i) 7.0% for taxpayers located in a city; (ii) 5.0% for taxpayers located in a county and town area; and (iii) 1.0% for taxpayers located in other regions.

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

On August 29, 2008, the General Affairs Department of the State Administration of Foreign Exchange issued the Circular on Relevant Operating Issues concerning the Improvement of Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or the Circular. According to the Circular, among other things, the RMB fund obtained from the settlement of foreign currency capital of a foreign-invested enterprise shall be used within the business scope approved by governmental authorities, and shall not be used for domestic equity investment unless otherwise provided by PRC laws or regulations. When an enterprise intends to repay a RMB loan with the RMB fund obtained from the settlement of foreign currency capital, it shall submit a statement that the loan has been used in accordance with provisions under the respective contract, and used within the business scope approved by the government. In case of a deviation from the business scope without authorization, or a repayment of the unused RMB loan with RMB obtained from the settlement of foreign exchange capital, the exchange administration agency shall order that corrections be made, and shall confiscate the illegal gains and impose a fine of not more than 30.0% of the amount of capital involved; in case of serious violation, a fine of not less than 30.0% of the amount of capital involved but not more than the total amount involved will be imposed.

The State Administration of Foreign Exchange Regulations on Employee Stock Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals or the People’s Bank of China Regulation. In January 2007, the State Administration of Foreign Exchange issued implementing rules for the People’s Bank of China Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the equity incentive plan of an overseas publicly listed company. On March 28, 2007, the State Administration of Foreign Exchange issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of PRC citizens who participate in equity incentive plans of overseas-listed companies. The Stock Option Rule was replaced by the Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad, or the New Stock Option Rule, which was issued on February 15, 2012.

According to the New Stock Option Rule, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with the State Administration of Foreign Exchange or its local branches. Pursuant to the New Stock Option Rule, PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the registration with the State Administration of Foreign Exchange and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the registration the State Administration of Foreign Exchange with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the State Administration of Foreign Exchange or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with the State Administration of Foreign Exchange or its local branches.

We and our PRC employees who have been granted stock options are subject to the New Stock Option Rule. If we or our PRC employees fail to comply with the New Stock Option Rule, we and/or our PRC employees may face sanctions imposed by the State Administration of Foreign Exchange or other PRC government authorities.

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

Under the above-mentioned regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10.0% of their after-tax profits each year, if any, to fund the reserve fund unless such reserve fund has reached 50.0% of their respective registered capital and to set aside a percentage of their after-tax profits to their employee bonus and welfare fund which is decided by their respective board of directors. Sino-foreign equity joint ventures are required to set aside their reserve fund, enterprise development fund and employee bonus and welfare fund at percentages that are decided by their respective board of directors. PRC domestic companies are required to set aside at least 10.0% of their after-tax profits each year, if any, to fund their respective statutory reserve fund unless such fund has reached 50.0% of their respective registered capital. These reserves are not distributable as cash dividends.

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

On October 28, 2010, Social Insurance Law of the PRC was promulgated, which took effect on July 1, 2011. Pursuant to the Social Insurance Law, the government will establish a social insurance system including basic endowment insurance, basic medical insurance, employment injury insurance, unemployment insurance and maternity insurance. An employer must, within 30 days from the date of its formation, apply to local social insurance agency for social insurance registration. Where an employer fails to apply for social insurance registration, the social insurance administrative department will order it to take remedial measures within a prescribed time limit. Failure to implement these measures within the prescribed time limit will lead to a fine of 1 to 3 times the amount of the social insurance premiums due and payable. The social insurance administrative department may also impose a fine of not less than RMB500 but not more than RMB3,000 upon persons primarily responsible for such failure.

According to the Interim Measures for Participation in the Social Insurance System by Foreign Nationals Working within the Territory of China, effective on October 15, 2011, foreigner nationals legally recruited and employed by enterprises duly registered within the territory of China must participate in basic social insurance, with social insurance premiums to be contributed respectively by themselves and their employer as required.

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

The State Council of the PRC promulgated the amended Regulation on Land Requisition Compensation and Resettlement of Relocated Residents for Construction of Large and Medium-sized Water Resources and Hydropower Projects, or the Requisition and Resettlement Regulation, on July 7, 2006 effective from September 1, 2006. Pursuant to the Requisition and Resettlement Regulation, relevant governmental authorities shall not approve or verify the construction of those large and medium-sized water resources and hydropower projects for which a plan for relocated residents’ resettlement (“Plan”) has not been formulated or approved. Prior to the commencement of the construction of large and medium-sized water resources and hydropower projects, the project entity shall enter into the Plan with the people’s government at provincial, municipal or county level located at the relocated residents’ regions and resettlement. In addition, the project entity is required to fund a relocated residents’ resettlement fund for the local government with which it has entered into the Plan. The staged completion acceptance or overall completion acceptance for large and medium-sized water resources and hydropower projects shall not be conducted if the relocated residents’ resettlement has not passed acceptance. In the case of a violation of the Requisition and Resettlement Regulation, the project entity shall be ordered to rectify the violation and pay fines ranging from RMB100,000 to RMB500,000.

C. Organizational Structure

Organizational Chart

The following diagram illustrates our corporate operating structure as of the date of this report:

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

A. Operating Results

Overview

We are a fast-growing owner and operator of small hydroelectric power projects in China, led by an international management team. We were formed on July 10, 2006 to acquire existing small hydroelectric assets in China and we believe that we currently are the PRC’s largest independent small hydroelectric power producer. Our primary business is to identify, evaluate, acquire, develop, construct, finance and operate hydroelectric power projects in China. Our revenues to date have derived from the sale of electricity generated by our small hydroelectric power projects to local power grids, while our costs of operations relate to the operation of our hydroelectric power projects, and general and administrative expenses, as well as the cost of financing our acquisition of these hydroelectric power projects and necessary capital contributions. We were formed as an exempted company under the laws of the Cayman Islands to serve as a vehicle for the acquisition of operating hydroelectric power projects and plants under construction in China. We conduct substantially all of our business through our PRC operating subsidiaries and investment company.

We currently wholly own twenty three operating hydroelectric power projects and have controlling interests in three operating hydroelectric power projects. Our operating hydroelectric power projects are located in four provinces in China: Zhejiang, Fujian, Yunnan and Sichuan. Installed capacity at our plants (including Yuanping) reached 58.0 MW, 271.0 MW, 376.6 MW, 548.8 MW and 563.8MW at December 31, 2007, 2008, 2009, 2010 and 2011, respectively.

Our activities during the year ended December 31, 2007 were comprised of our acquisition and subsequent operation of three completed projects and one project under construction. Our revenues in 2007 were $2.4 million while our cost of revenues was $0.8 million, resulting in a gross profit of $1.6 million. After deducting operating and other expenses we showed a net loss for 2007 of $4.6 million. We sold 108.3 million kWh of electricity produced at our hydroelectric power projects in 2007 during the periods in which we operated them, at an effective tariff of RMB0.18 per kWh.

Our activities during the year ended December 31, 2008 were comprised of our acquisition and subsequent operation of six additional completed projects and another project under construction. Excluding Shapulong, our revenues in the year ended December 31, 2008 were $14.7 million while our cost of revenues was $5.9 million from continuing operations, resulting in a gross profit of $8.8 million from continuing operations. After deducting operating and other expenses, including $0.5 million representing our proportional share of losses of Shapulong, we reported a net loss for 2008 of $3.7 million from continuing operation. Excluding Shapulong, we sold 334.0 million kWh of electricity produced at our hydroelectric power projects in 2008 during the periods in which we operated them, at an effective tariff of RMB0.33 per kWh.

In 2008, we completed three additional private placements with institutional investors. In January 2008, we issued $150.0 million of Series A convertible redeemable preferred shares. In July and August, 2008 we issued an aggregate of $129.0 million of Series B convertible redeemable preferred shares.

Our activities during the year ended December 31, 2009 were comprised of our completion of construction of the Zhougongyuan, Jiulongshan and Binglangjiang II hydroelectric power projects, acquisition of the Ruiyang hydroelectric power project, acquisition of the remaining 50.0% equity interest in Shapulong and operation of our twelve completed projects. Our revenues from continuing operations for the year ended December 31, 2009 were $34.3 million while our cost of revenues was $16.4 million, resulting in a gross profit of $17.9 million from continuing operations. After deducting operating and other expenses, including interest expenses of $13.4 million, we reported a net loss for the year ended December 31, 2009 of $19.5 million from continuing operations. We sold 754.6 million kilowatt hours of electricity produced at our hydroelectric power projects in 2009, at an effective tariff of RMB0.34 per kWh. In October 2009, we issued an aggregate of $20.0 million Series C convertible redeemable preferred shares. On October 22, 2009, we entered into a capital injection agreement with Henan Lantian Group to subscribe for a 79.0% equity interest in Henan Wuyue Storage Power Generation Co., Ltd., which owns the right to develop a pumped storage hydropower project of 1,000.0 MWs in Henan province.

Our activities during the year ended December 31, 2010 were comprised of our acquisition of 79.0% controlling interest in Henan Wuyue Storage Power Generation Co., Ltd., acquisition of Husahe, Hengda, Xineng, Xiaopengzu and Jinling hydroelectric power projects, acquisition of the controlling interests held by Jinling in three of its subsidiaries, including 55.0% controlling interest in Jinlong Hydroelectric power project, 74.0% controlling interest in Jintang Hydroelectric power project, and 74.0% controlling interest in Jinwei Hydroelectric power project, and our operation of our twenty completed projects. Our revenues from continuing operations for the year ended December 31, 2010 were $63.3 million while our cost of revenues was $24.0 million, resulting in a gross profit of $39.3 million from continuing operations. After deducting operating and other expenses, including interest expense of $15.2 million, we reported a net income for the year ended December 31, 2010 of $2.1 million from continuing operations. We sold 1, 397.8 million kilowatt hours of electricity produced at our hydroelectric power projects in 2010, at an effective tariff of RMB0.33 per kWh.

On January 25, 2010, the Company completed an initial public offering (“IPO”), whereby the Company issued 6,000,000 units of securities at $16.00 per unit. Each unit consists of one American Depository Share (“ADS”) priced at $14.8 and one warrant priced at $1.2. Each ADS represents three ordinary shares and each warrant entitles the holder to purchase three ordinary shares for an exercise price of $15.0. The IPO yielded aggregate gross proceeds of $96.00 million. The proceeds, net of applicable expenses, will be used to acquire hydroelectric operating companies and assets and develop new hydroelectric power projects in China. The proceeds will also be used for working capital and general corporate purposes.

On March 23, 2010, we completed our initial capital injection of RMB 32.5 million ($4.8 million) to the Wuyue pumped storage hydropower project. However, the project has been largely at a standstill since the acquisition. We expect the project will continue to be at a standstill and have no intention to make further investments in the project. As a result, we recognized in the year ended December 31, 2011, an impairment loss attributable to the shareholders in the amount of $5.0 million.

Our activities during the year ended December 31, 2011 were primarily comprised of our acquisition of Dazhaihe hydroelectric power project, the acquisition of remaining 10.0% equity interest in Pingnan County Wangkeng Hydroelectric Co., Ltd., and our operation of twenty-seven completed projects including Yuanping which the results were reflected as discontinued operations.

On December 3, 2011, we entered into an equity transfer agreement to sell our Yuanping hydroelectric power project, a 16.0 MW project located in Fujian province, for total consideration of $22.2 million, including assumption of certain bank loans by the buyer. The sale transaction was completed on March 2, 2012. We have classified Yuanping as a discontinued operation and have adjusted our consolidated statements of operations for both 2009 and 2010 accordingly. Our revenues from continuing operations for the year ended December 31, 2011 were $57.5 million, while our cost of revenues from continuing operations was $32.5 million, resulting in a gross profit from continuing operations of $25.0 million. After deducting operating and other expenses, including interest expense of $26.6 million, we reported a net loss from continuing operations of $55.3 million for the year ended December 31, 2011. We sold 1,331.9 million kilowatt hours of electricity produced at our hydroelectric power projects in 2011, at an effective tariff of RMB0.30 per kWh.

On August 19, 2011, we sold 8,662,509 common shares (equivalent to 2,887,503 ADSs) at $1.1544 per share (equivalent to $3.4632 per ADS) to Vicis Capital Master Fund by way of a partial exercise of an existing warrant held by Vicis Capital Master Fund, which was issued to Vicis Capital Master Fund in April 2007 and allows Vicis Capital Master Fund to purchase up to 18,666,666 ordinary shares at an exercise price of $5.00 per share. The transaction yielded aggregate gross proceeds of $10.0 million. On October 27, 2011, the Company signed a warrant exercise agreement with certain members of the China Hydro LLC, to amend the Founders Warrants agreement. Pursuant to the amendment, these members exercised 31,072 units of their warrants at the adjusted exercise price of US$1.15 per share to purchase 31,072 ordinary shares from the Company and are entitled to purchase up to 35,892 ordinary shares from the Company at US$1.15 per share or the adjusted exercise price (“New Founders’ Warrants”). The proceeds, net of applicable expenses, have been used for working capital and general corporate purposes.

In 2011, hydrological conditions were the factor with the greatest impact on our results of operations. Based on extensive historical precipitation data and our internal modeling, we believe that the final precipitation total for all of fiscal 2011 represented the very low probability of occurring in any given year. We believe that 2011 is not a typical or representative year in terms of hydrology and the probability of precipitation levels in 2012 again being so far below average levels appears to be low, although we cannot assure you we will not experience similarly unfavorable hydrology conditions in 2012. Another challenge we confronted in 2011 was the tight bank financing market in China due to central government policies intended to control inflation. This has prevented us from closing on certain loans that were previously agreed upon and from refinancing certain existing project level bank loans as has historically been the practice. As a result, we have been required to seek to raise capital through other means.

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

In August 2009, we completed the acquisition of a 13.0% equity interest in Yunhe County Shapulong Hydropower Generation Co. Ltd. for a purchase price of RMB8.6 million ($1.3 million) and the remaining 37.0% equity interest in the company for a purchase price of RMB21.0 million ($3.1 million). Since we owned a noncontrolling interest in Yunhe County Shapulong Hydropower Generation Co. Ltd. immediately before obtaining control through our acquisitions of the 13.0% and 37.0% equity interest, we have remeasured the pre-existing 50.0% equity interest at fair value of RMB29.6 million ($4.3 million) and recognized a gain of $105.0 from the remeasurement in “Other Income, net” on the accompanying Statements of Operations. The acquisition will be accounted for as a business combination achieved in stages using the acquisition method of accounting.

In August 2009, we completed our purchase of Longquan Ruiyang Cascade II Hydroelectric Co., Ltd., the owner of the Ruiyang hydroelectric power project, for a purchase price of RMB160.0 million ($23.4 million) in cash. The acquisition was accounted for as a business combination using the acquisition method of accounting.

Acquisitions Completed in 2010

In March 2010, we completed our capital injection to subscribe for a 79.0% controlling equity interest in Henan Wuyue Storage Power Generation Co., Ltd. which owns the right to develop a pumped storage hydropower plant of 1,000.0 MW in Henan province. After the first installment payment of RMB32.5 million ($4.8 million), we were obliged to transfer RMB130.0 million (approximately $19.4 million) cash into Wuyue in two years’ time as capital injections to fund the construction of the pumped storage hydroelectric power project, and will ultimately obtain 79.0% equity interest in Wuyue. This capital injection was accounted for as an asset acquisition.

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

In December 2010, we completed our purchase of Shaowu City Jinling Hydropower Co. Ltd.(hereafter “Jinling”), the owner of the Jinling hydroelectric power project, together with Jinling’s 55.0% controlling interest in Shaowu City Jinlong Hydropower Co. Ltd., the owner of the Jinlong hydroelectric power project, Jinling’s 74.0% controlling interest in Shaowu City Jintang Hydropower Co. Ltd., the owner of the Jintang hydroelectric power project, and Jinling’s 74.0% controlling interest in Shaowu City Jinwei Hydropower Co. Ltd., the owner of the Jinwei hydroelectric power project, for a total purchase price of RMB75.1 million ($11.3 million). These four companies own and operate a 55.4 MW group of six projects in Fujian province, including Qianling, Jinjiu,

Dongguan, Jinlong, Jinwei and Jintang hydroelectric projects. This acquisition was accounted for as a business combination using the acquisition method of accounting based on the available and obtainable information as of December 31, 2010.

Acquisitions and Asset Sale in 2011

In January 2011, we completed our purchase of the remaining 10.0% equity interest in Pingnan County Wangkeng Hydroelectric Co., Ltd. for a purchase price of RMB39.0 million ($5.9million). This acquisition was accounted for as an equity transaction.

In April 2011, we completed our purchase of Jinping Kanghong Hydroelectric Development Co., Ltd., which owns and operates Dazhaihe hydroelectric project, a 15 MW project in Yunnan province for a purchase price of RMB59.0 million ($9.0 million). This acquisition was accounted for as a business combination using the acquisition method of accounting.

In December 2011, we entered into an Equity Purchase and Sale Agreement with a third-party buyer to sell Pingnan County Yuanping Hydroelectric Co., Ltd., which owns and operates Yuanping hydroelectric power project, a 16 MW project located in Fujian province, for a total consideration of $22.2 million, including the assumption of debt by the buyer. The transaction was completed on March 2, 2012.

Impact of Acquisitions on our Results of Operations

The aforementioned acquisitions resulted in a significant increase in the book value of our net property, plant and equipment, our intangible assets, goodwill, revenues and gross profit.

Our 2007 consolidated results of operations reflect approximately eight months and seven months of revenue, cost of revenue, including additional depreciation and amortization expense, and selling, general and administrative expenses or G&A expenses, of the Binglangjiang I and Liyuan hydroelectric power projects, respectively.

Our 2008 consolidated results of operations reflect approximately eleven months of revenue, cost of revenue, including additional depreciation and amortization expense, and G&A expenses of the Yingchuan and Wuliting hydroelectric power projects, and approximately two months of revenue, cost of revenue, including additional depreciation and amortization expense, and G&A expenses of each of the Banzhu, Wangkeng, Yuanping and Yuheng hydroelectric power projects acquired in 2008. Our 2008 consolidated results of operations also reflect an additional four and seven months of revenue, cost of revenue, including depreciation and amortization expense and G&A expenses of each of the Binglangjiang I and Liyuan hydroelectric power projects, purchased in 2007.

Our consolidated results of operations in 2009 reflect approximately five months of revenue, cost of revenue, including additional depreciation and amortization expenses, and G&A expenses of the Shapulong and Ruiyang projects acquired in 2009. Our 2009 consolidated results of operations also reflect a full year of revenue, cost of revenue, including depreciation and amortization expenses, and G&A expenses relating to the six acquisitions made in 2008.

Our consolidated results of operations in 2010 reflect approximately nine, six, four and three months of revenue, cost of revenue, including additional depreciation and amortization expense, and G&A expenses of each of the Husahe, Hengda, Xineng and Xiaopengzu projects acquired in 2010. Our consolidated results of operations in 2010 also reflect the effect of a full year of revenue, cost of revenue, including depreciation and amortization expense, and G&A expenses relating to the two acquisitions made in 2009 and the projects put into operation in 2009.

Our consolidated results of operations in 2011 reflect eight months of revenue, cost of revenue, including additional depreciation and amortization expense, and G&A expenses of the Dazhaihe project acquired in 2011. Our consolidated results of operations in 2011 also reflect the effect of a full year of revenue, cost of revenue, including depreciation and amortization expense, and G&A expenses relating to the eight acquisitions made in 2010. We have classified Yuanping as a discontinued operation and have adjusted our consolidated statements of operations for both 2009 and 2010 accordingly.

Going Concern

As of December 31, 2011, we had a working capital deficiency of approximately $138.7 million. Due to our working capital deficiency, our independent registered public accountant has stated in its report dated April 27, 2012 with respect to our financial statements as of and for the year ended December 31, 2011 that these circumstances raise substantial doubt about our ability to continue as a going concern. We are currently seeking to raise funds through various means as described below. Our ability to continue as a going concern is dependent upon obtaining the necessary financing to meet our current and future liquidity needs.

Management has been closely monitoring our costs and intends to restrict such costs to those expenses that are essential to our operations. Management has been actively pursuing various means of securing additional financing, including assets sales, borrowings from banks and other financial and non-financial institutions and investments from private investors. In 2011, we raised additional working capital in the amount of approximately $10.0 million from the sale of common stock to Vicis Capital Master Fund. In the first quarter of 2012, we raised a total of $11.7 million through borrowings from banks and other non-financial institution. However, we cannot make any assurances that our cost reduction efforts will be effective or that any additional financing will be completed on a timely basis, on acceptable terms or at all. In the event that we fail to raise funds sufficient to meet our liquidity needs, we may be forced to substantially curtail our operations or otherwise take measures that would materially and adversely affect our business, results of operations and business prospects.

Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Should the going concern assumption not be appropriate and we are not able to realize our assets and settle our liabilities, commitments and contingencies in the normal course of operations, adjustments would be required to our consolidated financial statements to the amounts and classifications of assets and liabilities, and these adjustments could be significant.

Factors Affecting Our Results of Operations

The most significant factors that affect our financial condition and results of operations are:

•	availability and cost of debt financing;

•	tariffs;

•	hydrological conditions;

•	production efficiency of our hydroelectric power projects;

•	ability to expand through strategic acquisitions; and

•	depreciation of property, plant and equipment and amortization of intangible assets.

General Factors Affecting Our Results of Operations

We have benefited significantly from the growth of the industrial base, increase in consumer consumption of electricity and overall economic growth in China, which has contributed to a significant increase in electricity demand. China’s electricity consumption grew 11.7% from 4,190 TWh in 2010 to 4,690 TWh in 2011, according to the China Electricity Council. Renewable energy has become a strong driving force contributing to the growth in capacity. Reform of the PRC power industry, in particular support for foreign investment in hydroelectric power, has assisted our rapid entry into and growth in the PRC’s small hydroelectric power market. Deregulation of the industry and policy support for the purchase of hydroelectric power will, we believe, in the long-term result in increasing tariffs for hydroelectric power in China. However, although hydroelectric power currently is the lowest -cost source of electricity in the PRC, any adverse changes in the economic growth or regulatory environment in China may have a materially adverse effect on the demand for our electricity or our ability to operate in the PRC market, which in turn may materially adversely, affect our results of operations.

Specific Factors Affecting Our Results of Operations

Availability and cost of debt financing

We seek to improve shareholder returns through increasing our financial leverage at reasonable rates of interest, and we seek to enter into discussions with both PRC and international financial institutions to arrange credit facilities to support our future acquisitions. To the extent such financing is unavailable in the PRC, for policy reasons or otherwise, we are unable to raise debt financing in the international markets for any reason or such financing is unavailable at reasonable rates, our ability to increase our leverage for further acquisitions, and thus our revenue growth, will be reduced, and our ability to meet our liquidity needs will be affected. In 2011, we have not be able to refinance certain existing project level bank loans as has historically been the practice due to the central government’s monetary policies aiming at restricting bank lending and reducing inflation. As a result, we had to seek funding from alternative sources, including through the sale of the Yuanping hydroelectric power project. See “—Going Concern” and “—Liquidity and Capital Resources” and “Risk Factors—Risks Relating to our Company and the PRC Hydroelectric Power Industry—Our liquidity position poses risk to our operations.”

Tariffs

Due to the historical mechanisms used by the PRC government to set on-grid tariffs, on-grid tariffs for renewable energy producers have until relatively recently been lower than on-grid tariffs for thermal power projects. We believe that through continued policy support from the PRC government, renewable energy throughout China, including hydroelectric power, will in the long-term achieve on-grid tariffs equal to those for thermal power. This is already the case in Zhejiang province, where heavy demand for electricity and insufficient supply has made the on-grid tariff for hydropower comparable with many thermal plants during peak hours. We believe the move to market pricing for hydroelectric power on-grid tariffs will depend on (i) the continued relatively high price of coal in the PRC, (ii) the absence of significantly cheaper sources of other renewable energy and (iii) the enforcement of laws requiring the purchase by power grids of electricity from renewable energy generators. If the level of coal prices in the PRC were to drop significantly, a cheaper form of renewable energy were to be discovered and implemented throughout China or government support for hydroelectric power and the reform of on-grid tariff setting were to be withdrawn, we might not realize these increases in tariffs or tariffs may decrease, which could materially adversely affect our future revenues. However, to date we have not experienced a deterioration in our tariffs, and expect the tariff for hydroelectric power in the PRC to continue to increase in the medium-term. For provinces where our tariff is equal or close to that for thermal power, notably in Zhejiang and Fujian provinces, we have not experienced a decline in tariffs as the price of electricity is still driven primarily by the cost of generating thermal power. This is unlikely to diminish in the near-term given the high cost of transporting coal within China to thermal power projects, the built up losses at these thermal power projects, the timing difference between the setting of power tariffs and the fluctuation of coal prices and the PRC government’s desire to maintain pricing stability.

We believe in Sichuan and Yunnan provinces, where the price for hydropower is well below that for thermal power, the price for hydropower will increase in the near-term and medium-term through the policy drive to bring electricity to the rural areas where our hydroelectric power projects are located.

We seek to secure and retain favorable tariffs for each of our hydroelectric power projects by maintaining good relations with the local power grids and increasing our importance to the power grid by continuing to be a reliable supplier of peak power, power supplied from 8:00 a.m. to 10:00 p.m. We are accomplishing this through the following means:

•	maintaining a good working relationship with the grid’s dispatch control team, with whom our hydroelectric power project managers communicate on a daily basis;

•	providing technical cooperation and support to the local grid by sharing hydrology and operations data; and

•	conducting thorough and accurate forecasts of our hydropower generation capacity and management of water flows to supply power as and when required by the local grid.

In the years ended December 31, 2009, 2010 and 2011, the effective tariff of electricity sold by us was RMB0.34 per kWh, RMB0.33 per kWh and RMB0.30 per kWh, respectively. The effective tariff for electricity sold in the year ended December 31, 2010 was lower than that in the year ended December 31, 2009 because in 2010, 36.5%, 22.8% and 39.6% of the electricity sold and 48.1%, 12.7% and 38.2% of the gross revenue were derived from our hydroelectric power projects in Zhejiang, Yunnan and Fujian provinces, respectively, where the average effective tariff was RMB0.43, RMB0.18 and RMB0.32 respectively, while in 2009, 37.8%, 15.6% and 43.6% of the electricity sold and 49.1%, 7.8% and 40.6% of the gross revenue resulted from our hydroelectric power projects located in Zhejiang, Yunnan and Fujian provinces, respectively, where the average effective tariff was RMB0.45, RMB0.17 and RMB0.32, respectively. The effective tariff for electricity sold in the year ended December 31, 2011 was slightly lower than that in the year ended December 31, 2010 because in 2011, 27.9%, 37.2% and 33.9% of the electricity sold and 43.0%, 23.0% and 33.0% of the gross revenue were derived from our hydroelectric power projects in Zhejiang, Yunnan and Fujian provinces, respectively, where the average effective tariff was RMB0.45, RMB0.19 and RMB0.31, respectively, while in 2010, 36.5%, 22.8% and 39.6% of the electricity sold and 48.1%, 12.7% and 38.2% of the gross revenue resulted from our hydroelectric power projects located in Zhejiang, Yunnan and Fujian provinces, respectively, where the average effective tariff was RMB0.43, RMB0.18 and RMB0.32, respectively.

The tariffs for our power dispatched are set through power purchase agreements with the grids to which our hydroelectric power projects are connected, and generally have terms of one to five years. We do not expect there to be any disruption in the service to the local power grid or any impact on our future revenues or liquidity regardless of the term of our agreements. If we should be unable to renegotiate a power purchase agreement with the local grid, the possibility of which we currently consider to be low due to a shortage of electricity generating capacity in the PRC, it is possible we would not be able to obtain alternative customers for the power generated by the hydroelectric power project, as only one grid is available to each hydroelectric power project and there are no neighboring industrial sites ready to take up the power. Furthermore, even if we do renegotiate a power purchase agreement for the hydroelectric power project, it may be at a lower tariff or for lower volumes of power than what was in place previously. The realization of any of the outcomes described above could materially and adversely reduce our revenues and our results of operations and net cash used in operating activities could be materially and adversely affected.

Hydrological conditions

Our hydroelectric power generating prospects are dependent upon hydrological conditions prevailing in the broad geographic regions in which our existing and future hydroelectric generation facilities are located. Our business is seasonal, with the majority of our power generation occurring during times of high precipitation and snow melt, primarily in the second and third quarters of the calendar year. However, unusually low or high levels of precipitation or significant volatility or uneven distribution of water supply can significantly reduce or disrupt our power generation. Floods on our waterways may force us to shut down our run-of-the-river plants to avoid damage to the equipment, while droughts may cause water flows to be insufficient to operate the plant. In the future, we may construct additional projects along our waterways to help control the flow of water to our hydroelectric power projects. In the absence of further development on our waterways, other than carefully forecasting the amount of water we will receive, preparing for generation during periods of high water flow and storing water in anticipation of periods of low water flow, we are unable to mitigate the impact of hydrological conditions on our results of operations.

Hydrological conditions and resultant precipitation levels vary significantly from year to year, and as such, it is typical for hydroelectric power projects to experience up to a 20.0% or greater variance in their effective utilization rates each year. In the geographical areas our plants are located, overall precipitation in 2011 was significantly below historically average, while precipitation was significantly above historically average in 2010. We cannot predict with certainty hydrological conditions for 2012 or any other future periods. We expect our revenues will continue to be directly impacted by the hydrological conditions at our plants.

Production efficiency of our hydroelectric power projects

Our future results of operations will depend on our ability to maintain or increase the levels of generation at the projects we acquire, while at the same time maintaining or lowering the costs of operating those projects. We seek to achieve increased generation revenues from our hydroelectric power projects through controlling water flow to maximize power generation, predicting hydrological conditions to increase generation, operating clusters of power projects where we can balance the generation load amongst multiple projects, improving management of individual projects, and improving transmission of electricity from our hydroelectric power projects through better connections to power grids. All of these efforts will be realized through the oversight of our expert management team. If our management team is unable to implement these programs, or if we are unable to maintain generation levels at any given project or control our cost of revenues and operating expenses, we may not realize expected returns on the investment in the project, which would have a material adverse effect on our results of operations.

Ability to expand through strategic acquisitions, development of greenfield projects and expansion of our existing hydroelectric power projects

We currently have an acquisition pipeline of approximately 1,400.0MW installed capacity consisting of 246.0MW operating projects and 1,154.0MW of under construction or development rights which we are in the process of evaluating. Our future growth in revenues will depend on our ability to successfully complete these acquisitions and development projects and continue growing our pipeline, which in turn may depend on the PRC’s government’s monetary policy and the condition of capital markets as well as our ability to secure funding for completing any acquisition in our pipeline. In addition, we might need to sell additional operating assets to meet our liquidity needs, which may further reduce of the scale of our operation. See “Risk Factors—Risks Relating to our Company and the PRC Hydroelectric Power Industry—We have encountered and may continue to encounter difficulties in pursuing our acquisition strategy and have sold and may continue to sell operating assets, which would result in us being dependent upon our current or remaining portfolio of hydroelectric power projects and having limited revenue growth potential.”

Depreciation

The primary component of our cost of revenues is depreciation of property, plant and equipment. As a result, the actual cash portion of cost of revenues is low. Our depreciation expense for 2009 was $11.0 million out of a total cost of revenues of $16.5 million from continuing operations. Our depreciation expense for 2010 was $15.1 million out of a total cost of revenues of $24.0 million from continuing operations, while our depreciation expense for 2011 was $21.1 million out of a total cost of revenues of $32.5 million from continuing operations. Unlike other renewable energy generation systems, hydroelectric power projects may operate for decades if properly maintained. In accordance with U.S. GAAP, we depreciate the machinery at our plants over a 1-30 year period, the dams and reservoirs over a 30-49 year period and the buildings over an 8-50 year period, all on a straight line basis. For property, plant and equipment acquired through a business combination, depreciation is recorded on a straight-line basis over their respective remaining estimated useful lives.

All direct and indirect costs that are related to the construction of property, plant and equipment and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, plant and equipment accounts and depreciation commences when these assets are ready for their intended use. Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use.

Upon the acquisition of our hydroelectric power projects, we either record the new asset value based on the consideration paid in the case of an asset purchase or based on the fair values if it is accounted for using the acquisition method of accounting, often resulting in increased depreciation costs for the plant. We may at the time of acquisition also restate the useful lives of a plant’s key assets. We may also from time to time revaluate the useful life of an asset, thus extending our depreciation expense over a longer period of time. We expect that our depreciation costs will continue to account for a significant portion of our cost of revenues.

Critical accounting policies

We prepare our consolidated and other financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect:

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

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements:

Fair value of financial instruments

The fair value measurement guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). When available, we measure the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based factors or unobservable factors that are corroborated by market data. When observable market prices are not readily available, we generally estimate fair value using valuation techniques that rely on alternate market data or factors that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and our evaluation of those factors changes. Although we use our best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique.

Our financial instruments include cash and cash equivalents, accounts receivable, certain other current assets, accounts payable, certain other liabilities, short-term loans, long-term loans, convertible notes, convertible redeemable preferred shares and warrants. The carrying values of these financial instruments, other than long-term loans, convertible redeemable preferred shares, and warrants approximate their fair values due to their short-term maturities. The convertible redeemable preferred shares were initially recorded at issue price net of issuance costs. We recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the convertible redeemable preferred shares to equal the redemption value at the end of each reporting period. All of the convertible redeemable preferred shares were automatically converted into ordinary shares on the date of IPO. In 2011, some terms of the warrants issued to certain warrant holders, which were previously classified as equity upon the IPO closing, were amended (“Amended Warrants”) and rendered the warrants the nature of derivative liabilities which should be presented as liabilities at fair value as determined on the amendment date. These amended warrants are adjusted to the fair-value at each reporting date. The warrants issued in connection with the convertible redeemable preferred shares were recorded as a liability at fair value as determined on the day of issuance and subsequently adjusted to the fair value at each reporting date. Upon the closing of our IPO on January 25, 2010, these warrants were reclassified from a liability to equity at the fair value immediately prior to such reclassification. In 2011, some terms of the warrants issued to certain warrant holders, which were previously classified as equity upon the IPO closing, were amended (“Amended Warrants”) and rendered the warrants the nature of derivative liabilities which should be presented as liabilities at fair value as determined on the amendment date. These amended warrants are adjusted to the fair-value at each reporting date. With the assistance of independent third party valuation firms, we determined the fair values of the convertible notes and related derivative financial liability, convertible redeemable preferred shares and warrants. The carrying values of long-term loans approximate their fair values due to the fact that the interest rates on these loans are reset each year based on prevailing market interest rates.

Revenue recognition

Our revenue is derived from the sale of electricity. Revenues are recognized when the following four criteria are met as prescribed by Accounting Standards Codification (“ASC”) sub-topic 605-10, Revenue Recognition: Overall: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. We consider the terms of each arrangement to determine the appropriate accounting treatment. Revenue is generally earned and recognized upon transmission of electricity to a power grid. For transactions in which electricity has been transmitted to the power grid without a fixed or determinable unit price per kWh while the tariff is pending approval of the regional or provincial pricing bureau, cash received in exchange for the transmission of electricity to a power grid has been recorded as customer deposits until such time the price becomes fixed and determinable. When the price becomes fixed and determinable, all or a portion of the customer deposits will be recognized as revenue. We do not defer the related cost of revenues, which is charged to expense as incurred. Customer deposits of $56,000 included in “Accrued expenses and other current liabilities” as of December 31, 2008 were recognized as revenues in the year ended December 31, 2009 as the unit price per kWh became fixed or determinable based on a confirmed minimum tariff obtained from the regional pricing bureau in June 2009. We have not offered any discounts or rebates to our customers nor do we provide for refunds in our sales contracts with customers.

Our subsidiaries are subject to withholding value-added tax (“VAT”) on the revenues earned in the PRC. The applicable rate of VAT is 6.0% for small hydroelectric power projects with a total installed capacity of 50 MW or less and 17.0% for large hydroelectric power projects with a total installed capacity of over 50 MW. For the year ended December 31, 2009, the lower VAT rate of 6.0% was applied to the hydroelectric power projects of Binglangjiang, Liyuan, Yingchuan, Wuliting, Yuheng and Yuanping and the VAT rate of 17.0% was applied to the hydroelectric power projects of Banzhu, Wangkeng, Jiulongshan and Zhougongyuan. For the year ended December 31, 2010, the lower VAT rate of 6.0% was applied to the hydroelectric power projects of Binglangjiang, Liyuan, Yingchuan, Wuliting, Yuheng, Yuanping, Jiulongshan, Zhougongyuan, Shapulong, Ruiyang, Husahe, Hengda, Xineng, Xiaopengzu, Jinling, Jinlong, Jintang and Jinwei and the VAT rate of 17.0% was applied to the hydroelectric power projects of Banzhu and Wangkeng. For the year ended December 31, 2011, the lower VAT rate of 6.0% was applied to the hydroelectric power projects of Binglangjiang, Liyuan, Yingchuan, Wuliting, Yuheng, Yuanping, Jiulongshan, Zhougongyuan, Shapulong, Ruiyang, Husahe, Hengda, Xineng, Xiaopengzu, Jinling, Jinlong, Jintang, Jinwei and Dazhaihe and the VAT rate of 17.0% was applied to the hydroelectric power projects of Banzhu and Wangkeng. VAT on revenues earned from the sale of electricity by us to our customers for the years ended December 31, 2009, 2010 and 2011 were $3.7 million, $5.7 million and $4.6 million, respectively. We have recognized revenues net of VAT in the consolidated statements of operations.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. ASC sub-topic 350-10, Intangibles—Goodwill and other: Overall, requires that goodwill be tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. We assign and assess goodwill for impairment at the reporting unit level at each reporting date.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined through the income approach by computing the future discounted cash flows expected to be generated by the reporting unit and is dependent on a number of significant entity specific assumptions, including plant utilization rate, electricity sales volumes and tariffs, costs of production, capital expenditures, working capital changes and the discount rate. The discount rate is commensurate with the risk inherent in the projected cash flows and reflects the rate of return required by an investor in the current economic conditions. For reporting units to be disposed of subsequent to the reporting date, the market approach is used where estimates of prices reasonably expected to be realized from the sale of the reporting units are used to determine the fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it is less, we would then recognize an impairment loss. All of goodwill on the Company’s balance sheet related to the acquisition of our power projects. In 2011, we continue to experience significant decline in our stock price. As a result, our company stock price closed at $1.14 per ADS on December 30, 2011, the last trading date of 2011, representing a 84.2% decline from $7.21 per ADS on January 3, 2011, the first trading date of 2011. The circumstances prompted management to evaluate and test the fair value of the Company’s assets against its carrying amount in accordance with US GAAP. We concluded that the carrying amount of its acquired projects mentioned above was higher than their fair value and consequently recorded a one-time goodwill impairment charge of $4.2 million, $1.1 million and $6.1 million, respectively, for Xiaopengzu, Xineng, Jinling and its subsidies during the last quarter of 2011, the goodwill impairment attributable to the Company’s shareholders is $9.8M.

Intangible assets are carried at cost less accumulated amortization. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets. In connection with the acquisition of Binglangjiang in 2007, we acquired a legal right to expand and operate the Binglangjiang II plant. The development rights allow us to expand the power generation capacity of Binglangjiang by utilizing the existing water dam of Binglangjiang, which have an estimated useful life of 30 years. We completed construction of the Binglangjiang II hydroelectric power project in August 2009. In connection with the acquisition of Yuanping in October 2008, we acquired a contractual right to use water from the dam and reservoir of the Jinzaoqiao station, which has an estimated useful life of 40 years. As we entered into an equity purchase and sales agreement to sell Yuanping in December 2011, the contractual right to use water from the dam and reservoir of the Jinzaoqiao station was reclassified as part of the assets held for sale. On August 12, 2009, Yuheng acquired a contractual right to use water from the dam and reservoir of Wangquan Power Generation Co., Ltd., the term of which is 30 years. In connection with the acquisition of Jinling, we acquired a right to use the dam of the Dongguan hydropower project which has a useful life of 40 years. We recognized the fair value of $1,759,000 for the dam use right as a separate intangible asset apart from goodwill. The estimated useful life of the dam use right of Dongguan is 40 years.

We review and adjust the carrying value of the intangible assets if the facts and circumstances suggest the intangible assets may be impaired. We assesses and concluded that there was no impairment for intangible assets in any of the periods presented.

Impairment of long-lived assets

We evaluate our long-lived assets, including property, plant and equipment, land use right and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall. When these events occur, we assess the recoverability of long-lived assets by comparing the carrying amount of the assets to the expected future undiscounted cash flows resulting from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. As of December 31, 2011, we recognized impairment loss of Wuyue’s construction in progress for $11.6M. The impairment loss attributable to the Company’s shareholders is $5.0M.

Long-lived assets held for sale

We evaluate long-lived asset to be disposed of other than by sale in accordance with the provisions of ASC sub-topic 360-10, Impairment and Disposal of Long-Lived Assets, where such long-lived asset continues to be classified as held and used until it is disposed of. When a long-lived asset ceases to be used, the carrying amount of the asset is written down to its salvage value, if any. When all of the following conditions are met, the asset should be classified as held for sale:

•	A plan to sell the asset has been committed to by management;

•	The asset can be sold in its current condition;

•	An active plan has been initiated to find a buyer;

•	It is probable that the sale will be completed within one year and will qualify as a completed sale;

•	The sales price is reasonable relative to the asset’s current fair value and the entity is actively marketing the asset; and

•	It is unlikely that the plan to sell the asset will be withdrawn or changed significantly;

The sale of Yuanping in December 2011 which was completed in March 2012 met all of the preceding requirements. Accordingly, the assets were classified as held for sale.

Discontinued operations

We evaluate the criteria in accordance with ASC sub-topic 205-20, Presentation of Financial Statements: Discontinued Operations, to determine whether long-lived assets held for sale should be reported as a discontinued operation. When the following two conditions are met, the component’s results of operations are reported as a discontinued operation:

•	The operations and cash flows of the component have been eliminated from the ongoing operations of the entity as a result of the disposal transaction;

•	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

In the accounting period that a disposition occurs is expected, the results of operations for the component must be included in a separate section of the income statement after income from continuing operations and before the extraordinary item section. The results of operations must be presented not only for the current year, but for all prior periods, presented with current year statements. Assets and liabilities from discontinued operations for which the disposition has not occurred should not be offset, but should be reported separately as assets and liabilities on the balance sheet. In addition, major classes of assets and liabilities subject to disposition should be reported separately or disclosed in related footnotes.

The sale of Yuanping in December 2011 which was completed in March 2012 met all of the preceding requirements. Accordingly, the results of operations are reported in a separate section of the income statement as discontinued operations for both current year and for all prior periods.

Income taxes

We follow the liability method of accounting for income taxes in accordance with ASC subtopic 740-10, or ASC 740-10, Income Taxes: Overall. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, net operating loss carry forwards and credits, using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. We record a valuation allowance against the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in statements of operations in the period that includes the enactment date.

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

Prior to the adoption of FIN 48, we applied ASC sub-topic 450-20, or ASC 450-20, Contingencies: Loss Contingencies to assess and provide for potential income tax exposures. In accordance with ASC 450-20, we maintained reserves for tax contingencies based on reasonable estimates of the tax liability, interest and penalties that may result from such audits.

Preferred shares warrant

On January 28, 2008 (“Warrant Issue Date”), we issued warrants to Morgan Joseph & Co. Inc. (“Morgan Joseph”), which allow Morgan Joseph to purchase (i) up to 15,000 Series A Preferred Shares at $1,100 per share prior to the closing of an IPO, or (ii) up to such number of ordinary shares automatically converted into from 15,000 Series A Preferred Shares upon the closing of an IPO at 110% of the then-effective conversion price per Series A Preferred Shares (“Morgan Joseph Preferred Shares Warrant”). Following the IPO, the warrant currently allows Morgan Joseph to purchase 4,606,880 ordinary shares at a price of $3.26 per share. The estimated fair value of Morgan Joseph Preferred Shares Warrant at the issue date was based on a valuation performed by us with the assistance of American Appraisal China Limited, or American Appraisal, an unrelated and independent valuation firm.

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

We used the discounted cash flow method, or DCF method, under the income approach to assess the fair value of our equity as of December 31, 2007, based on our projected cash flow using management’s best estimate as of the valuation date. As we believed that there was no material change in our operations in the short period between December 31, 2007 and January 28, 2008 that would materially impact the fair value of our total equity value, our equity value as of the Warrant Issue Date was derived based on (i) the equity value derived as of December 31, 2007; and (ii) the issuance proceeds from Series A preferred shares issued on January 23, 2008. Since our Company only had three hydroelectric power projects in operation as at the Warrant Issue Date and our scale of business was much smaller than those listed companies in similar business and similar locations, we concluded that a market comparison approach would not have been meaningful in determining the fair value of our equity.

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

In addition, we have taken into account the discount for lack of marketability of our shares in the valuation to reflect the fact that we were a private company. We quantified the discount for lack of marketability, or DLOM, using the option-pricing method. This method treats the right to sell a company’s shares freely before a liquidity event as a put option. The more distant the valuation date is from a liquidation event, the higher the put option value and thus the higher the implied DLOM. We obtained and used a DLOM of 13% for valuation with respect to our equity value as of December 31, 2007.

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

Upon the closing of the IPO on January 25, 2010, all of the outstanding Series A Preferred Shares were automatically converted into ordinary shares (Note 16). As a result, pursuant to the preferred shares subscription agreement, the Morgan Joseph Preferred Shares Warrant automatically became a warrant that allows Morgan Joseph to purchase up to 4,606,880 ordinary shares at $3.26 per share and was reclassified from liability to equity and will be subsequently accounted for as such.

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

We account for share awards issued to non-employees in accordance with the provisions of ASC 718-10 and ASC sub-topic 505-50-9 (“ASC505-50”), Equity-Based Payment to Non-employees. Our share awards issued to non-employees are subject to graded vesting provisions. We recognize share-based compensation expense for share awards granted to non-employees using the accelerated recognition method over the requisite service period of the award. In accordance with ASC 718-10 and ASC 505-50, we use the binomial option pricing valuations model, or binomial model, to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation.

In accordance with ASC 718-10, the grant date for the options to employees and non-employees approved by the board of directors on August 18, 2008 and January 20, 2009, was March 4, 2009 (“Option Grant Date”) and the grant date for the options to employees and one non- employee approved by the board of directors on December 3, 2009 was January 25, 2010 (“Option Grant Date”). On December 22, 2011, our Board of Director approved the fair value to fair value exchange of the options granted in 2008 and 2009 except those options issued to certain former and current board members and one former consultant. Employees were offered the opportunity to participate in the exchange program on a voluntary basis. All of the options exchanged were vested immediately on December 28, 2011, the date on which the exchange program was implemented and the exchange agreements were signed. We estimated the fair value of our share options at the Option Grant Date using the binomial model, with the assistance of American Appraisal. It should be noted that the binomial model requires the input of highly subjective assumptions, including the expected share price volatility. We use projected volatility rates, which are based upon historical price volatility rates experienced by comparable public companies. Because changes in the subjective input assumptions can materially affect the fair value estimate, in our management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our share options. Changes in our estimates and assumptions regarding the expected volatility and fair value of our ordinary shares, for example, could significantly impact the estimated fair value of our share options and, as a result, our net income and net income attributable to holders of our ordinary shares.

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

Since we were a privately held company at each Option Grant Date, we estimated the expected future volatility of our ordinary share price based on the historical price volatility of the publicly traded shares of five comparable companies in the hydroelectric power related businesses over the periods equal to the contractual term of our share options. The risk-free interest rate was based on the U.S. Treasury zero-coupon yield in effect with maturity terms equal to the contractual term of the options. The dividend yield was estimated to be zero. We use historical turnover data to estimate the expected forfeiture rate.

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

•

the global economic outlook in general and the specific economic and competitive elements affecting our business, industry and market; and the market-derived investment returns of entities engaged in the hydroelectric power businesses.

We used a combination of (i) the guideline company method under the market approach and (ii) the DCF method under the income approach to assess the fair value of our equity value as of March 4, 2009, based on our projected cash flow using management’s best estimate as of the valuation date. We assigned an equal weighting of 50.0% to each of the results obtained using the guideline company method and the results obtained using the DCF method.

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

We have selected five companies in the hydroelectric power related businesses listed in Shanghai Stock Exchange in China for reference as comparable companies: Chongqing Three Gorges Water Conservancy and Electric Power Co. Ltd., Guangxi Guiguan Electric Power Co. Ltd., Qianjiang Water Resources Development Co. Ltd., Guangxi Guidong Electric Power Co. Ltd., Leshan Electric Power Co. Ltd. Since the nature of our operation is highly subject to geographical factors such as water supply, tariff and demand for power, etc., our business risks are most similar to the comparable companies having similar business and similar locations in China.

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

The estimated fair value of our ordinary shares at the Option Grant Date of March 4, 2009 was $2.08. Based on the initial public offering price of $4.93 per ordinary share, we have determined that the intrinsic value of the outstanding options as of December 31, 2009 was $nil. Although it is reasonable to expect that the completion of the initial public offering should increase the value of our ordinary shares because of their increased liquidity and marketability, we believe that the added value cannot be measured with precision or certainty.

The decrease in our ordinary share value from $2.56 per share as of January 28, 2008 to $2.08 per share as of March 4, 2009 was primarily due to the dilutive effect of the Series B convertible redeemable preferred shares we issued in July 2008 on our ordinary share value; and a generally unfavorable market sentiment towards China-based publicly traded companies, reflected in an overall decrease in the market value of those companies, which was partially offset by our subsequent acquisitions of Yingchuan, Wuliting, Zhougongyuan, Banzhu, Wangkeng, Yuanping and Yuheng between the period from January 28, 2008 to March 4, 2009, which were expected to expand our business operations and improve our cash flow and financial prospects.

Under ASC topic 718 Share-Based Compensation—Additional Consideration, modifications of equity instruments should be accounted for as follows:

•

Any incremental compensation cost is determined as the excess of the fair value of the new award compared to the fair value of the original award measured just prior to its modification, total compensation cost is equal to the grant date fair value of the award for the service period over which it is expected to be satisfied and the incremental cost from the modification;

•	and when the entity uses the intrinsic method, the change in compensation cost is measured by comparing the intrinsic value of the original award measured just prior to the modification.

Under ASC topic 718, the incremental cost for the stock options is to be recorded and expensed over the vested period of the exchanged options. The incremental cost is the difference between the fair value of the options immediately prior to the exchange and the fair value of the exchange options immediately after the exchange.

On December 28, 2011, the Board approved an option exchange program. Pursuant to the option exchange program, 10,109,000 and 275,000 share options originally granted to employees and a non-employee consultant, respectively, were cancelled. Simultaneously, 407,706 and 9,250 share options at an exercise price of US$0.46 were granted to these employees and the non-employee consultant, respectively, in exchange for the cancelled options. The option exchange program was set to give the same total fair value to the new and the original options, both determined based on Black-Scholes valuation model.

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

In March 2007, the National People’s Congress of China enacted the EIT Law, and in November 2007, the State Council promulgated the implementing rules of the EIT Law, both of which became effective on January 1, 2008. The EIT Law curtails tax incentives granted to foreign-owned enterprises under the previous tax law. The EIT Law, however, (i) reduces the top rate of EIT from 33.0% to 25.0%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. The Notice of the State Council on Carrying Out the Transitional Preferential Policies Concerning Enterprise Income Tax dated December 26, 2007 permits certain “businesses operated in Western China” to enjoy a reduced EIT rate. Under the phase-out rules, enterprises established before the promulgation date of the EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration and will gradually transition to the uniform 25.0% EIT rate over a five-year transition period. Accordingly, our businesses have been subject to a 25.0% EIT rate from January 1, 2008, with the exception of Binglangjiang, Liyuan, Husahe, Hengda, Xineng and Xiaopengzu. Binglangjiang was entitled to a lower corporate income tax rate of 15% as its corporate income tax rate from 2007 to 2011. Liyuan was entitled to tax exemption in 2007 and 2008 and a tax rate of 7.5% from 2009 to 2011. Husahe was entitled to a lower corporate income tax rate of 15% as its corporate income tax rate from 2007 to 2011. Hengda was entitled to tax exemption in 2007 and 2008 and a tax rate of 7.5% from 2009 to 2011. Xineng, Xiaopengzu and Dazhaihe were entitled to tax exemption in 2009 and 2010 and a tax rate of 7.5% in 2011. Banzhu was entitled to tax exemption in 2008 and 2009 and a corporate income tax rate of 12.5% from 2010 to 2012 based on tax preferential treatment granted by the PRC government on May 15, 2009.

As with any new law, the implementation regulations for the EIT Law may not be interpreted by the State Administration of Taxation as expected and the phase-out rules expected to be applied as described above may not be applied in the same fashion in practice or may be changed, potentially with retroactive effect.

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

For a detailed discussion of PRC tax issues related to resident enterprise status, see “Risk Factors—Risks Relating to Doing Business in China. We may be deemed a PRC enterprise under the EIT Law and be subject to China taxation on our worldwide income.”

Value Added Tax

In accordance with the relevant tax laws in China, all entities engaged in the sale of goods within the territory of China are required to pay VAT. Pursuant to applicable regulations prior to January 1, 2009, hydroelectric power projects under 50.0 MW of installed capacity are subject to a VAT of 6.0%, while larger hydroelectric power projects are subject to a VAT of 17.0%; however, in one province the higher VAT rate of 17.0% is applied on an exception basis to two of our hydroelectric power projects under 50.0 MW in size. Our tariffs are set gross of VAT and our revenues are reported net of VAT.

Urban Maintenance & Construction Tax and Education Surcharges

In accordance with relevant PRC regulations, an urban maintenance and construction tax and education surcharges will be imposed on foreign-invested enterprises, foreign enterprises, and foreign individuals in respect of value-added tax, consumption tax and business tax payable on and after December 1, 2010. The urban maintenance and construction tax and education surcharges are calculated as a percentage of the value-added tax, consumption tax and business tax due. The education surcharges are levied at a unified rate at 3.0%, while the rates for the urban maintenance and construction tax differ depending on the location of the taxpayer: (i) 7.0% for taxpayers located in a city; (ii) 5.0% for taxpayers located in a county and town area; and (iii) 1.0% for taxpayers located in other regions.

Results of Operations of Our Company

Our consolidated results of operations are summarized below.

	For the Year Ended December 31,
	2009	2010	2011
Continuing operations:
Revenues	34,327	63,280	57,544
Cost of revenues	(16,458)	(23,970)	(32,545)

Gross profit	17,869	39,310	24,999

Operating expenses
General and administrative expenses	(9,003)	(19,307)	(29,028)

Operating (loss) income	8,866	20,003	(4,029)

Interest income	510	1,190	102
Interest expense	(13,359)	(15,167)	(26,550)
Change in fair value of warrant liabilities	(13,793)	365	951
Exchange loss	(23)	(855)	(851)
Share of losses in an equity investee	(70)	—	—
Impairment loss on goodwill	—	—	(11,388)
Impairment loss on long-lived assets	—	—	(11,590)
Other (loss) income, net	(225)	122	(348)

(Loss) income before income tax expenses	(18,094)	5,658	(53,703)
Income tax expense	(1,433)	(3,557)	(1,549)

Net (loss) income from continuing operations	(19,527)	2,101	(55,252)

Net income (loss) net of income tax (expense) benefits from discontinued operations	99	1,884	(38)
Less:
Net loss (income) attributable to noncontrolling interest	32	(243)	9,901

Net (loss) income attributable to China Hydroelectric Corporation shareholders	(19,396)	3,742	(45,389)

-Continuing operations	(19,495)	1,858	(45,351)
-Discontinued operations	99	1,884	(38)

Revenues

We derive revenues solely from the sale of electricity generated by our hydroelectric power projects. The generation of electricity by our hydroelectric power projects for any given period will depend on the planned annual generation as agreed with the power grid to whom the electricity is sold and as approved by the relevant pricing bureau, the actual demand for our electricity from the power grid and the actual hydrological conditions experienced during the period. The on-grid tariff for electricity generated by our hydroelectric power projects is set annually by the relevant pricing bureau in consultation with the relevant power grid. The on-grid tariff is determined in light of the initial capital investment in the plant, the historical operating cost, the water resource fees, the debt financing expense for the plant, an allowance for a reasonable return and, in practice, by the supply and demand for electricity in the local market. Furthermore, we have benefited from the central government’s policy of promoting the development of additional hydroelectric power generating capacity by raising hydro tariffs to more closely approximate the higher tariffs paid for thermal generated electric power. The tariff we receive is subject to VAT and, in some cases, business surcharges, and our revenues are reported net of VAT and business surcharges. The on-grid tariff for hydropower for our plants in Zhejiang and Fujian provinces has increased over time to approach on-grid tariffs for thermal generated electric power. In Yunnan province, the tariff received by our plants is significantly lower than that for thermal power, and we expect that in the long-term we will experience an increase in the on-grid tariff for hydropower, as power grids seek to improve their operating margins through increased purchase of hydropower and the approved tariff for thermal power increases.

The power grids make monthly payments for our power delivered 30 to 60 days after month end. In 2009 we sold our electricity to five power grids as a result of our acquisitions in Zhejiang and Fujian provinces. In 2010 and 2011 we sold our electricity to seven and ten power grids as a result of our acquisitions in Yunnan and Fujian provinces, respectively. Any deterioration in our relationship with any of these grids, or in their financial condition could result in a material credit risk to our company and have a materially adverse effect on our financial condition and results of operations. The table below sets forth the percentage of our revenues derived from sales to each of these power grids for the year ended December 31, 2009, 2010 and 2011(including Yuanping).

	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011
	% of Revenues
Yunnan Nujiang Electric Power Co., Ltd.	—	1	7
Yunnan Dehong Electric Power Co., Ltd.	8	9	11
Yunnan Power Grid Company, Ltd.	—	3	4
Sichuan Cangxi Electric Power Co., Ltd.	3	1	1
Lishui Electric Power Bureau	50	49	43
Fujian Electric Power Co., Ltd.	28	24	16
Pingnan Power Supply Company	11	13	8
Yunnan Honghe electric Power Co., Ltd.	—	—	1
Shaowu Electric Power Bureau	—	—	7
Nanping electric Power Bureau	—	—	2

Total	100	100	100

Before we acquired the remaining 50.0% of the equity interest in Shapulong in August 2009, our investment in Shapulong was accounted for using the equity method of accounting under Accounting Standard Codification subtopic ASC 323-10, Investments—Equity Method and Joint Ventures: Overall, and included as an investment in equity investees on our balance sheet. Under the equity method, our proportionate share of Shapulong’s net income or loss is included as share of income or losses, as applicable, in equity investees in our statement of operations. Accordingly, Shapulong’s results of operations are not reflected in our consolidated results of operations other than as a share of income or losses, as applicable, in equity investees in our consolidated statement of operations before August 2009. Shapulong became our wholly-owned subsidiary in August and its results of operations after the acquisition are reflected in our consolidated results of operations.

Although Yuanping commenced operations in March 2007 and has transmitted electricity to the power grid controlled by the Fujian Electric Power Bureau, that transmission was made without a fixed or pre-determined tariff per kWh until late June 2009. Therefore, cash received in exchange for the transmission of electricity to the power grid before late June 2009 was recorded as customer deposits. Accordingly, no revenues were recorded by Yuanping in the year ended December 31, 2008. However, related cost of revenues was not deferred, and was charged to expense as incurred. All of the customer deposits received from the date of our acquisition of Yuanping to late June 2009 were recognized as revenue when the regional pricing bureau confirmed a minimum tariff in late June 2009. We only recognize revenue for customer deposits recorded subsequent to the acquisition of Yuanping after the tariff became fixed or determinable. In August 2009, the Ningde Pricing Bureau, the regional pricing bureau in the Fujian province, approved a unit price per kWh of RMB0.29, inclusive of VAT, for electricity transmitted by Yuanping to the power grid controlled and owned by the provincial grid company prior to July 8, 2009. The unit price per kWh of RMB0.29 will continue to be in effect until the regional pricing bureau approves a new unit price per kWh.

In discussing our revenues, we have included information relating to (i) the effective tariff for electricity sold in the years ended December 31, 2009, 2010 and 2011, (ii) the effective utilization rate(s) for our hydroelectric power projects by province in the years ended December 31, 2009, 2010 and 2011, and (iii) the weighted average effective utilization rate for our hydroelectric power projects for both the years ended December 31, 2009, 2010 and 2011.

Effective tariff is calculated as (a) gross revenues, revenues before netting for VAT and other applicable business surcharges, if any, recorded in the relevant period, divided by (b) the quantity of electricity sold in such period. Effective utilization rate of a hydroelectric power project is calculated as the quantity of electricity sold in the relevant period divided by the installed capacity for electricity generation in such period. The weighted average effective utilization rate of our hydroelectric power projects is calculated as the aggregate quantity of electricity sold in the relevant period, divided by the aggregate installed capacity for electricity generation of all our hydroelectric power projects for the period under consideration. As our effective tariffs are calculated using gross revenues, the product of our installed capacity, effective tariff and effective utilization rate for a hydroelectric power project is not equal to the net revenues for that plant in any given period. We use effective utilization rates to measure the historic ability of a hydroelectric power project to generate electricity during any given period. However, absent mechanical failure, damage to the hydroelectric power project or human error, effective utilization rates only reflect the effect of hydrological conditions for any given period, and are therefore not indicative of future effective utilization rates to be expected for a hydroelectric power project.

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

Operating Expenses

Our general and administrative expenses comprise employee salaries and benefits for corporate and project level staff that are not classified as direct labor and therefore included in cost of revenue, office rent, travel and entertainment, office supplies, amortization of intangible assets, costs of our acquisitions that cannot otherwise be capitalized, and professional fees such as audit and legal fees. Share-based compensation expense represents the period cost associated with stock option grants.

EBITDA from continuing operations, as adjusted

We have included earnings before interest, taxes, depreciation and amortization and certain non-cash charges, which we refer to as EBITDA, as adjusted, a non-GAAP financial measure, on a consolidated basis in this annual report. We had EBITDA from continuing operations, as adjusted, attributable to China Hydroelectric Corporation shareholders of $22.8 million, $42.8 million and $31.5 million in the year ended December 31, 2009, 2010 and 2011, respectively.

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

A reconciliation of EBITDA, as adjusted, to our net income (loss) is provided below:

	For the Year Ended December 31,
	2009	2010	2011
Net (loss) income attributable to China Hydroelectric shareholders	$(19,396)	$3,742	$(45,389)
Interest expense, net	12,849	13,977	25,502
Other non-cash charges, including exchange loss and change in fair value of warrant liabilities and share-based compensation expense	14,387	4,105	10,379
Income tax expense	1,433	3,557	1,578
Interest expense, Income tax expense, depreciation and amortization related to discontinued operations	1,479	1,048	1,449
Impairment loss on long-lived assets	—	—	4,984
Impairment loss on goodwill	—	—	9,795
Provision for impairment allowance for doubtful accounts on amount due from related party and prepayments and other current assets	—	—	1,256
Depreciation of property, plant and equipment, and amortization of land use rights and intangible assets	12,030	16,359	21,936

EBITDA, attributable to China Hydroelectric shareholders, as adjusted	$22,782	$42,788	$31,490

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

In March 2010, we acquired the Husahe hydroelectric power project. In June 2010, we acquired the Hengda hydroelectric power project. In August 2010, we completed the acquisition of the Xineng hydroelectric power project. In September 2010, we acquired the Xiaopengzu hydroelectric power project. In December 2010, we acquired Jinling, the owner of the Jinling hydroelectric power project, Jinling’s 55.0% controlling interest in Shaowu City Jinlong Hydropower Co. Ltd., the owner of the Jinlong hydroelectric power project, Jinling’s 74.0% controlling interest in Shaowu City Jintang Hydropower Co. Ltd., the owner of the Jintang hydroelectric power project, and Jinling’s 74.0% controlling interest in Shaowu City Jinwei Hydropower Co. Ltd., the owner of the Jinwei hydroelectric power project. In January 2011, we acquired the remaining 10.0% equity interest in Pingnan county Wangkeng Hydroelectric Co., Ltd. In April 2011, we acquired Dazhaihe hydroelectric power project. In December 2011, we sold Yuanping hydroelectric power project and the sale was completed in March 2012.Our results of operations for the year ended December 31, 2010 primarily reflect the results of operations during the various periods for which Husahe, Hengda, Xineng, Xiaopengzu, Jinling, Jinlong, Jintang and Jinwei hydroelectric power projects were consolidated in our financial statements, and the results of operations of Banzhu, Shapulong, Ruiyang, Zhougongyuan, Jiulongshan and Binglangjiang II hydroelectric power projects for the whole year of 2010.

Our results of operations for the year ended December 31, 2011 reflect the results of operations during the period for which Dazhaihe hydroelectric power project was consolidated in our financial statements, and the results of operations of Husahe, Hengda, Xineng, Xiaopengzu, Jinling, Jinlong, Jintang, Jinwei and Yuanping hydroelectric power projects for the whole year of 2011.

Revenues, Cost of Revenues and Gross Profit

Our revenues from continuing operations decreased by $5.8 million, or 9.2%, to $57.5 million in the year ended December 31, 2011, compared to revenues from continuing operations of $63.3 million in the year ended December 31, 2010. The decrease in revenue was primarily attributable to the net effect of (i) a $6.6 million, or 10.4%, decrease in revenue contributed by projects owned as of December 31, 2010, principally due to the effect of unfavorable hydrological factors in 2011, and (ii) a $0.8 million revenue contribution by the Dazhaihe hydroelectric project acquired in April 2011.

We sold 1,331.9 million and 1,397.8 million kilowatt hours of electricity in the years ended December 31, 2011 and 2010, respectively. In the year ended December 31, 2011, the electricity sold attributable to existing projects as of December 31, 2010 decreased by 98.4 million kWh, or 7.0%, compared to the year ended December 31, 2010, partially offset by the sale of 32.5 million kWh produced by the Dazhaihe hydroelectric power project acquired in April 2011.

The effective tariff of electricity sold by us in the years ended December 31, 2010 and 2011 was RMB0.33 per kWh and RMB0.30 per kWh, respectively. The effective tariff in the year ended December 31, 2011 was lower than that in the year ended December 31, 2010 because in 2010, 38.7%, 24.1% and 36.0% of the electricity sold and 52.1%, 13.9% and 32.9% of the gross revenue resulted from our hydroelectric power projects located in Zhejiang province, Yunnan province and Fujian province, respectively, where the average effective tariff was RMB0.43, RMB0.18 and RMB0.32 respectively, while in 2011, 29.1%, 38.2% and 31.7% of the electricity sold and 44.1%, 24.0% and 30.9% of the gross revenue resulted from our hydroelectric power projects located in Zhejiang province, Yunnan province and Fujian province, respectively, where the average effective tariff was RMB0.45, RMB0.19 and RMB0.31 respectively.

The effective utilization rate for the year ended December 31, 2011 for our hydroelectric power projects located in Sichuan, Yunnan, Zhejiang and Fujian provinces was 12.5%, 34.5%, 22.7% and 28.3%, respectively, compared to 15.4%, 39.1%, 32.1% and 50.0%, respectively, in 2010. In general, year over year comparisons plus or minus 5% during periods of normal equipment availability are attributed to natural fluctuation in precipitation and water flows. Among the newly acquired projects, the utilization rate of Aluhe, Zilenghe and Latudi hydroelectric power projects are relatively low due to the transmission limitations imposed by the local grid. The decrease of 9.4% and 22.6% in utilization in 2011 for the facilities located in Zhejiang and Fujian, respectively, is attributable to the unfavorable precipitation in these regions in 2011. As a result of the forgoing factors, the effective utilization rate for our entire portfolio of hydroelectric power projects was 28.0% in 2011, compared to 38.6% in 2010.

Our cost of revenues from continuing operations consist primarily of depreciation, as well as salaries and benefits for staff employed at our hydroelectric power projects, water resource fees, water reservoir fund, non-capitalized maintenance and repair expenses, amortization expenses relating to water use rights and other operating costs directly attributable to the production of electricity.

The total cost of revenues from continuing operations increased by $8.5 million, or 35.4%, to $32.5 million in the year ended December 31, 2011, compared to $24.0 million in the year ended December 31, 2010. In the year ended December 31, 2011, the cost of revenue included the costs for twenty six hydroelectric power projects we acquired in previous years and one new acquisition made in April 2011 for Dazhaihe. $7.9 million, or 33.1%, was attributed to the inclusion of a full year of costs for our acquisitions of hydroelectric power projects in 2010. $0.7 million, or 2.9%, of the increase was the result of Dazhaihe hydroelectric power project acquired in 2011, offset by a decrease of $0.1 million, or 0.6% for other projects. In 2010, the cost of depreciation, employee salaries and benefits, and water resource fees accounted for 62.8%, 11.2%, and 6.6%, respectively, of the total cost of revenues, compared to 64.9%, 10.4%, and 4.0%, respectively, in 2011. We expect depreciation to continue to account for a high percentage of our cost of revenues since all our hydroelectric power projects are capital intensive.

As a result of the foregoing factors, our gross profit from continuing operations in the year ended December 31, 2011 was $25.0 million, a decrease of $14.3 million from $39.3 million for the year ended December 31, 2010. Gross profit margin from continuing operations was 43.5% for the year ended December 31, 2011, compared to 62.1% for the year ended December 31, 2010. The lower gross profit and margin from continuing operations in the year ended December 31, 2011 compared to the prior year were principally attributable to lower revenues from continuing operations due to hydrological conditions and the fixed nature of expenses included in cost of revenues from continuing operations, primarily depreciation expense.

Operating Expenses

Our operating expenses from continuing operations for the years ended December 31, 2010 and 2011 consisted entirely of general and administrative expenses incurred at both the project level and at the corporate level, and principally consist of salaries and benefits, professional fees, non-cash employee stock option expenses, rent, travel expenses, office supplies, acquisition related expenses, and other costs related to the management and expansion of our business. Operating expenses from continuing operations increased by $9.7 million, or 50.3%, to $29.0 million in the year ended December 31, 2011, compared to $19.3 million in the year ended December 31, 2010 for the reasons described below.

General and administrative expenses from continuing operations incurred at the hydroelectric power project level principally consist of salaries, travel expenses which increased from $3.3 million in the year ended December 31, 2010 to $6.4 million in the year ended December 31, 2011, principally attributable to the eight additional projects acquired during 2010 and the one project acquired in April 2011.

General and administrative expenses from continuing operations at the corporate level increased by $6.6 million from $16.0 million in the year ended December 31, 2010 to $22.6 million in the year ended December31, 2011. This increase resulted from an increase of $6.9 million in share-based compensation expense, from $3.6 million in the year ended December 31, 2010 to $10.5 million in the year ended December 31, 2011, due to the one-time amortization of the remaining share-based compensation cost associated with the stock options granted prior to 2010 in connection with the fair value to fair value option exchange program described in Note 25 to the accompanying consolidated financial statements, a decrease of $1.3 million for employee salaries and benefits and an increase of $1.0 million for other expenses.

Of the $22.6 million in corporate level general and administrative expenses in the year ended December 31, 2011, share-based compensation expenses of $10.5 million accounted for 46.5%, employee salaries and benefits of $4.8 million accounted for 21.2%, while professional fees of $3.1 million, including consulting, legal and auditing fees accounted for 13.7%. Other costs, such as travel expenses, lease expenses, acquisition related project expenses, director fees and insurance expenses accounted for the remaining 18.6%. In the year ended December 31, 2010, employee salaries and benefits of $6.1 million accounted for 38.1% of the corporate general and administrative expenses, while expenses for share-based compensation and professional fee accounted for 22.5% and 18.1%, respectively, of the corporate general and administrative expenses. Other costs, such as travel expenses, lease expenses, acquisition related project expenses, director and insurance expenses, accounted for the remaining 21.3% of the corporate overhead expenses.

Operating Profit (Loss)

Our operating loss from continuing operations was $4.0 million for the year ended December 31, 2011, compared to operating profit from continuing operations of $20.0 million for the year ended December 31, 2010, principally as a result of the effect on revenues from significantly lower than average precipitation during 2011 compared to significantly higher than average precipitation during 2010, the fixed nature of our cost of revenue and increased general and administrative expenses, as well as the effect a one-time write off unamortized share-based compensation expense of $6.8 million in 2011 for the reasons described above.

Other Income and Expenses

Our interest expense from continuing operations increased by $11.4 million, or 75.0%, to $26.6 million in the year ended December 31, 2011, compared to $15.2 million in the year ended December 31, 2010. The interest on bank loans increased by $5.7 million to $20.0 million in the year ended December 31, 2011 compared to $14.3 million in the year ended December 31, 2010. Interest penalty to original shareholders of acquired subsidiaries increased by $2.4 million from $0.1 for the year ended December 31, 2010. Interest on loans from unrelated parties increased by $2.6 million from $nil for the year ended December 31, 2010. Other interest costs, such as accrued interest on unrecognized tax benefits, bank charges, amortization of debt costs accounted for the remaining $0.7 million increase.

We recorded interest income from continuing operations of $1.2 million and $0.1 million in the years ended December 31, 2010 and 2011, respectively. The decrease in interest income was primarily due to a lower average balance of bank deposits.

We also experienced exchange losses from continuing operations of $855,000 and $851,000 for the years ended December 31, 2010 and 2011, respectively. The exchange loss for the year ended December 31, 2011 was due to (i) depreciation of the U.S. dollars that we hold in our PRC subsidiaries against their functional currency, the RMB, and (ii) timing differences between the setting of the RMB purchase price of our acquisitions and our payment for the acquisitions through conversion of U.S. dollars.

Income Tax

We incurred income tax expenses from continuing operations of $3.6 million and $1.5 million in the years ended December 31, 2010 and 2011, respectively. We have adopted an income tax return preparation method principally based on tax invoices issued and received. In accordance with applicable PRC income tax laws and regulations, an income tax return should be prepared based on accounting income following certain tax adjustments. As of December 31, 2011, we have recognized an additional income tax provision of 2.8 million for unrecognized tax benefits which represent the estimated income tax expense we would pay for the year ended December 31, 2011 if our income tax returns had been prepared in accordance with applicable PRC tax laws and regulations. We also recognized a decrease of unrecognized tax benefits of $87,000 related to the deduction for prior year tax positions.

Noncontrolling Interest

In the year ended December 31, 2011, we recorded $9.9 million for the net loss attributable to noncontrolling interests relating to the impairment of Wuyue project, operation loss and goodwill impairment loss of Jinling and its subsidiaries, compared to an income of $243,000 for the net income attributable to noncontrolling interests relating to Wangkeng in the year ended December 31, 2010.

Impairment Loss on Long-Lived Assets

In the year ended December 31, 2011, we recorded an impairment loss on long-lived assets of $11.6 million for expenditures for Wuyue pumped storage hydropower project in Henan province previously classified as Construction in Progress on our consolidated balance sheet. Net of noncontrolling interest, the loss attribute to the Company was $5.0 million.

Impairment Loss on Goodwill

In the year ended December 31, 2011, we recorded an impairment loss on goodwill of $4.2 million, $1.1 million and $6.1 million for Xiaopengzu, Xineng, Jinling and its subsidiaries, respectively, due to the significant reduction of the Company’s market capitalization since the beginning of 2011.

Net (Loss) Income from Continuing Operations

The foregoing factors resulted in a net loss from continuing operations of $55.3 million in the year ended December 31, 2011, as compared to net income of $2.1 million in the year ended December 31, 2010.

Net (Loss) Income Attributable to Ordinary Shareholders

In the year ended December 31, 2011, the net loss from continuing operations attributable to ordinary shareholders was $45.4 million as compared to net income from continuing operations attributable to ordinary shareholders of $3.7 million in the year ended December 31, 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

In March 2009, we acquired the remaining 10.0% interest in Banzhu. In August 2009, we completed the acquisition of the remaining 50.0% equity interest in Shapulong, and Shapulong has been accounted for as our subsidiary, not an equity investee, since then. We also completed the acquisition of the Ruiyang hydroelectric power project in August 2009. Finally, the construction of the Zhougongyuan, which was later split into Zhougongyuan and Jiulongshan projects at the end of 2009, and Binglangjiang II hydroelectric power projects was completed in March 2009 and September 2009, respectively. In March 2010, we acquired Husahe hydroelectric power project. In June 2010, we acquired Hengda hydroelectric power project. In August 2010, we completed the acquisition of Xineng hydroelectric power project. In September 2010, we acquired Xiaopengzu hydroelectric power project. In December 2010, we acquired Jinling, the owner of the Jinling hydroelectric power project, Jinling’s 55.0% controlling interest in Shaowu City Jinlong Hydropower Co. Ltd., the owner of the Jinlong hydroelectric power project, Jinling’s 74.0% controlling interest in Shaowu City Jintang Hydropower Co. Ltd., the owner of the Jintang hydroelectric power project, and Jinling’s 74.0% controlling interest in Shaowu City Jinwei Hydropower Co. Ltd., the owner of the Jinwei hydroelectric power project.

Our results of operations for the year ended December 31, 2009 primarily reflect the results of operations during this period for the Binglangjiang I, Liyuan, Yingchuan, Wuliting, Banzhu, Wangkeng, Yuanping and Yuheng hydroelectric power projects, the results of operations of Shapulong and Ruiyang for the period of our full ownership, and the results of operations of Binglangjiang II and Zhougongyuan for their periods of operation.

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

Revenues, Cost of Revenues and Gross Profit

Our revenues from continuing operations increased by $29.0 million, or 84.5%, to $63.3 million in the year ended December 31, 2010, compared to $34.3 million in the year ended December 31,

2009. Of the increase, $7.2 million, or 24.8%, is attributable to the inclusion of the full year sale of electricity generated from Shapulong and Ruiyang hydroelectric power projects acquired in Zhejiang province in August 2009. $3.7 million, or 12.8%, is attributable to the inclusion of the full year sale of electricity generated from Zhougongyuan and Binglangjiang II hydroelectric power projects which were commissioned in 2009, $13.5 million, or 46.6%, resulting from more favorable hydrological conditions and more effective management of our facilities in Fujian and Zhejiang province and, $4.6 million, or 15.9%, was the result of our new acquisitions of the hydroelectric power projects in Yunnan province in 2010.

Our revenues from continuing operations in the year ended December 31, 2010 were derived from the sale of 1,397.8 million kilowatt hours of electricity at our hydroelectric power projects during the periods in which their results of operations were consolidated with our company’s, while our revenues in the year ended December 31, 2009 were derived from the sale of 754.6 million kilowatt hours of electricity during the periods in which their results of operations were consolidated with our company’s. In the years ended December 31, 2009 and 2010, the effective tariff of electricity sold by us was RMB0.34 per kWh and RMB0.33 per kWh, respectively. The effective tariff for electricity sold in the year ended December 31, 2010 was slightly lower than that in the year ended December 31, 2009 because in 2009, 37.8%, 16.5% and 40.3% of the electricity sold and 51.7%, 9.4% and 35.7% of the gross revenue were derived from our hydroelectric power projects in Zhejiang province, Yunnan province and Fujian province respectively, where the average effective tariff was RMB0.45, RMB0.17 and RMB0.32 respectively, while in 2010, 38.7%, 24.1% and 36.0% of the electricity sold and 52.1%, 13.9% and 32.9% of the gross revenue resulted from our hydroelectric power projects located in Zhejiang province, Yunnan province and Fujian province respectively where the average effective tariff was RMB0.43, RMB0.18 and RMB0.32 respectively.

The effective utilization rate for the year ended December 31, 2010 for our hydroelectric power projects located in Sichuan, Yunnan, Zhejiang and Fujian provinces was 15.4%, 39.1%, 32.1% and 50.0% respectively, compared to 22.3%, 51.4%, 22.9% and 30.2% respectively in 2009. In general, year over year comparisons plus or minus 5.0% during periods of normal equipment availability are attributed to natural fluctuation in precipitation and water flows. The decrease of 6.9% utilization for the facilities located in Sichuan province is mainly attributable to the floods that occurred in that region in 2010. The decrease of 12.3% in utilization for the facilities located in Yunnan province is mainly attributable to the severe drought in Yunnan province and the inclusion of an additional 116.8 MW of capacity (from 41.0 MW to 157.8 MW). Among the newly acquired projects, the utilization rate of Aluhe, Zilenghe and Latudi hydroelectric power projects are relatively low due to the transmission limitation imposed by the local grid company. The increase of 9.2% and 19.8% in utilization between 2009 and 2010 for the facilities located in Zhejiang and Fujian, respectively, is attributable to the favorable precipitation in these regions in 2010. As a result of the forgoing factors, the effective utilization rate for our entire portfolio of hydroelectric power projects was 39.4% in 2010, compared to 30.8% in 2009.

Our cost of revenues from continuing operations consist primarily of depreciation, salaries and benefits for staff employed at our hydroelectric power projects, water resource fees, water reservoir fund, non-capitalized maintenance and repair expenses, amortization expenses relating to water use rights and other operating costs directly attributable to the production of electricity.

The total cost of revenues from continuing operations increased by $7.5 million, or 45.5%, to 24.0 million in the year ended December 31, 2010, compared to $16.5 million in the year ended December 31, 2009. The total cost of revenues in the year ended December 31, 2009 included the costs for sixteen hydroelectric power projects while in the year ended December 31, 2010, the cost of revenue included the costs for twenty six hydroelectric power projects. $1.9 million, or 25.3%, of the increase is attributable to the inclusion of the full year sale of electricity generated from Shapulong and Ruiyang hydroelectric power projects acquired in Zhejiang province in August 2009. $2.2 million, or 29.3%, of the increase is attributable to the inclusion of the full year sale of electricity generated from Zhougongyuan and Binglangjiang II hydroelectric power projects which were commissioned in 2009. $1.3 million, 17.3%, of the increase resulted from the increased variable cost due to increased power generation in Fujian and Zhejiang province. $2.1 million, or 28.0%, of the increase was the result of our new acquisitions of the hydroelectric power projects in Yunnan in

2010. In 2009, the cost of depreciation, employee salaries and benefits, and water resource fees accounted for 66.7%, 8.5%, and 5.3%, respectively, of the total cost of revenues, compared to 62.8%, 11.2%, and 6.6% of the total cost of revenues in 2010. We expected a high percentage of the depreciation to our cost of revenues since all our hydroelectric power projects are capital intensive and depreciation shall account for a significant portion of our cost of revenues. The water resources fee was levied by the local tax authority, at around 2.5% of the gross revenue for 2010.

As a result of the foregoing factors, our gross profit from continuing operations in the year ended December 31, 2010 from continuing operations was $39.3 million, increased by $21.4 million from that of $17.9 million for the year ended December, 31, 2009. Gross profit margin was 62.1% for the year ended December 31, 2010, compared to 52.2% for the year ended December 31, 2009.

Operating Expenses

Our total operating expenses from continuing operations for the years ended December 31, 2009 and 2010 consisted entirely of general and administrative expenses relating to acquisition related expenses, salaries and benefits for staff employed other than at the hydroelectric power projects, office lease payments, travel and entertainment expenses, office supplies expenses, as well as other costs related to the expansion of our business, as well as share-based compensation expense. General and administrative expenses from continuing operations increased by $10.3 million, or 114.4%, to $19.3 million in the year ended December 31, 2010, compared to $9.0 million in the year ended December 31, 2009, reflecting expanded operations due to acquisitions. Share-based compensation expense increased from $571,000 to $3.6 million for the years ended December 31, 2009 and 2010, respectively, as a full year of such expense is reflected in 2010.

General and administrative expenses consist of hydroelectric power project related expenses, primarily salaries, travel and entertainment expenses and consulting expenses, and corporate overhead expenses, primarily salaries and benefits for non-hydroelectric power project employees, office lease payments, employee stock option expenses, and travel and entertainment expenses. Project related general and administrative expenses from continuing operations increased from $2.2 million in the year ended December 31, 2009 to $3.3 million in the year ended December 31, 2010, reflecting increased operations resulting from the two acquisitions completed in August 2009, the completion of the Zhougongyuan and Binglangjiang II hydroelectric power projects, and the four acquisitions completed in 2010, which resulted in an increase in salaries, travel expenses, entertainment expenses and miscellaneous office expenses.

Corporate general and administrative expenses from continuing operations increased by 9.2 million, or 135.3%, from $6.8 million in the year ended December 31, 2009 to $16.0 million in the year ended December 31, 2010. This resulted from an increases of $2.4 million in employee salaries and benefits relating to compensation increases for our officers and additional employees hired in the year ended December 31, 2010, $1.9 million for professional fees, including accounting and auditing fees. In the year ended December 31, 2010, employee salaries and benefits of $6.1 million accounted for 38.1% of corporate general and administrative expenses, professional fees, including consulting, legal and auditing fees of $2.9 million, accounted for 18.1% of the corporate general and administrative expenses. Other costs such as travel expenses, lease expenses, acquisition related project expenses, director and insurance expenses of $7.0 million accounted for the remaining 43.8% of the corporate general and administrative expenses.

Operating (Loss) Income

Our operating income from continuing operations was $20.0 million for the year ended December 31, 2010, compared to $8.9 million for the year ended December 31, 2009, as a result of the effect on revenues from significantly higher than average precipitation during 2010, the fixed nature of our cost of revenue, and from the net effect of gross profit contributed by acquisitions closed in 2001 and 2010 less related operating expenses.

Other Income and Expenses

Our interest expense from continuing operations increased by $1.8 million, or 13.4%, to $15.2 million in the year ended December 31, 2010, compared to $13.4 million in the year ended December 31, 2009. Our interest expense for the year ended December 31, 2009 arose primarily from interest incurred from long-term loans, interest penalty to original shareholders of an acquired subsidiary and other charges from banks. Our increased interest expense in the year ended December 31, 2010 was primarily due to interest expenses on long-term loans obtained by Binglangjiang, Hengda, Xineng, Xiaopengzu, Wuliting, Yingchuan, Zhougongyuan, Shapulong, Ruiyang, Jiulongshan, Yuanping, Yuheng, Wangkeng and Banzhu in the year ended December 31, 2010. Long-term loans outstanding as of December 31, 2009 and December 31, 2010 were $229.3 million and $285.1 million, respectively.

We recorded interest income from continuing operations of $0.5 million and $1.2 million in the years ended December 31, 2009 and 2010, respectively. The increase in interest income was primarily due to a higher average balance of bank deposits.

We also experienced exchange losses from continuing operations of $23,000 and $855,000 for the years ended December 31, 2009 and 2010, respectively. The exchange loss for the year ended December 31, 2010 was due to (i) depreciation of the U.S. dollars that we hold in our PRC subsidiaries against their functional currency, the RMB, and (ii) timing differences between the setting of the RMB purchase price of our acquisitions and our payment for the acquisitions through conversion of U.S. dollars.

In 2009, we recorded a loss caused by the increase in the fair value of warrant liabilities from continuing operations of $13.8 million, which was related to the warrants, exercisable for the purchase of our Series A convertible redeemable preferred shares, issued to Morgan Joseph in January 2008. The significant increase in fair value is primarily attributable to the higher underlying ordinary share price of our company at December 31, 2009, which increased from $1.74 as of December 31, 2008 to $4.93 as of December 31, 2009, based on the evaluation by American Appraisal China limited. In 2010, we recorded a decrease in the fair value of warrant liabilities of $365,000, due to the decrease of the fair value of the ordinary share appraised by American Appraisal China Limited, from $4.93 per share as of December 31, 2009 to $4.63 per share as of January 25, 2010. On January 25, 2010, our IPO date, the warrant liabilities were reclassified to equity resulting from the automatic conversion of the underlying Series A convertible redeemable preferred shares to ordinary shares.

In the year ended December 31, 2009, we recorded losses in our equity investment in Shapulong from continuing operations of $70,000, compared to nil in the year ended December 31, 2010. Shapulong’s results of operations were consolidated with our company’s following our acquisition of its remaining 50.0% equity interest in August 2009. In the year ended December 31, 2009, the Shapulong hydroelectric power project sold 40.6 million kWh of electricity and operated at an effective utilization rate of 18.6%. In the year ended December 31, 2010, Shapulong sold 64.6 million kWh of electricity and operated at an effective utilization rate of 29.5%.

Income Tax

We incurred income tax expenses from continuing operations of $1.4 million and $3.6 million in the years ended December 31, 2009 and 2010, respectively. We have adopted an income tax return preparation method principally based on tax invoices issued and received. In accordance with applicable PRC income tax laws and regulations, an income tax return should be prepared based on accounting income following certain tax adjustments. As of December 31, 2010, we have recognized an additional income tax provision of $1.4 million for unrecognized tax benefits which represent the estimated income tax expense we would pay for the year ended December 31, 2010 if our income tax returns had been prepared in accordance with applicable PRC tax laws and regulations. We also recognized a decrease of unrecognized tax benefits of $0.1 million related to the settlement with the tax authority of Yinchuan.

Noncontrolling Interest

In the year ended December 31, 2010, we recorded an expense of $243,000 for the net income attributable to noncontrolling interests relating to Wangkeng, compared to income of $32,000 for the net loss attributable to the noncontrolling interests relating to Wangkeng and Banzhu in the year ended December 31, 2009.

Net (Loss) Income Attributable to Ordinary Shareholders

The foregoing factors resulted in our net income of $3.7 million in the year ended December 31, 2010, as compared to our net loss of $19.4 million in the year ended December 31, 2009.

(Loss) Attributable to Ordinary Shareholders After Dividends and Accretion of Beneficial Conversion Feature

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

On January 25, 2010, the Company completed an IPO, whereby the Company issued 6,000,000 units of securities at $16.00 per unit. Each unit consists of one ADS priced at $14.80 and one warrant priced at $1.20. Each ADS represents three ordinary shares and each warrant entitles the holder to purchase three ordinary shares for an exercise price of $15.00. Upon the IPO, all Series A, Series B and Series C convertible redeemable preferred shares and related preferred share dividends accrued up to the date of IPO were converted into ordinary shares. The number of ordinary shares into which the Series A, Series B and Series C convertible redeemable preferred shares are convertible were equal to 60%, 60% and 70%, respectively, of the price of $4.93 at which ordinary shares underlying ADSs are sold in this Offering. The Series A convertible redeemable preferred shares and related preferred share dividends amounting to $186,530 were converted in to 63,016,780 ordinary shares, or 21,005,593 ADS, at the price of $2.96. The Series B convertible redeemable preferred shares and related preferred share dividends amounting to $150,355 were converted in to 50,795,457 ordinary shares, or 16,931,819 ADS, at the price of $2.96. The Series C convertible redeemable preferred shares and related preferred share dividends amounting to $ 20,518 were converted in to 5,941,613 ordinary shares, or 1,980,538 ADS, at the price of $ 3.45. Accretion charges amounting to $6,990, $5,040 and $222 incurred on beneficial conversion feature on the Series A, Series B and Series C convertible redeemable preferred shares, respectively, were recorded in retained earnings.

Geographic Information

We manage our business, in part, through the analysis of electricity demand, hydrological conditions and the existing hydroelectric power markets in the different provinces where we operate. For the year ended December 31, 2011, 2010 and 2009, we operated and managed our business as four operating and reportable geographic segments, namely, the Yunnan province segment, the Sichuan province segment, the Zhejiang province segment and the Fujian province segment.

Our segment information for the year ended December 31, 2011 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Elimination	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	13,806	555	25,382	17,801	—	—	57,544
Cost of revenues	(8,349)	(568)	(15,034)	(12,337)	—	3,743	(32,545)
General and administrative expenses including share-based compensation expense of $10,479	(1,519)	(86)	(1,148)	(2,408)	(23,867)	—	(29,028)
Interest income	180	10	128	1,736	66	(2,018)	102
Interest expense	(8,468)	—	(8,565)	(11,462)	(73)	2,018	(26,550)
Change in fair value of warrant liabilities	—	—	—	—	951	—	951
Exchange loss	(28)	—	—	(244)	(579)	—	(851)
Impairment loss on goodwill	(5,260)	—	—	(6,128)	—	—	(11,388)
Impairment loss on long-lived assets	—	—	—	—	(11,601)	11	(11,590)
Other (loss) income, net	(285)	—	(36)	(172)	4,033	(3,888)	(348)
Income tax (expense) benefit	(142)	5	(843)	93	(662)	—	(1,549)

Net loss from continuing operations	(10,065)	(84)	(116)	(13,121)	(31,732)	(134)	(55,252)

Net (loss) income from discontinued operations (net of income tax expense of US$79)	—	—	—	(181)	—	143	(38)

Net (loss) income	(10,065)	(84)	(116)	(13,302)	(31,732)	9	(55,290)
Net loss attributable to noncontrolling interests	—	—	—	2,546	7,355	—	9,901

Net income (loss) attributable to China Hydroelectric Corporation shareholders	(10,065)	(84)	(116)	(10,756)	(24,377)	9	(45,389)

Total assets	200,681	15,896	318,616	374,296	421,650	(516,224)	814,915
Total liabilities	(133,670)	(753)	(138,688)	(185,330)	(20,498)	58,902	(420,037)
Capital expenditures	1,763	1,128	3,031	645	970	(5)	7,532
Depreciation & amortization expenses	5,181	344	9,837	7,281	115	—	22,758

Unallocated general and administrative expenses of $23.9 million for the year ended December 31, 2011 related primarily to various administrative costs associated with supporting the operations of our existing hydropower plants and the acquisitions completed by us in 2011. Unallocated change in fair value of warrant liabilities related to the fair value valuation of the partial warrant exercised by Vicis Master Fund. Unallocated other income, net for the year ended December 31, 2011 mainly consisted of administrative charges levied by the Beijing corporate operation on our operating subsidiaries.

Our segment information for the year ended December 31, 2010 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Elimination	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	8,822	660	32,959	20,840	(1)	—	63,280
Cost of revenues	(4,059)	(597)	(14,414)	(7,537)	1	2,636	(23,970)
General and administrative expenses including share-based compensation expense of $3,615	(605)	(148)	(1,319)	(1,195)	(16,040)	—	(19,307)
Interest income	9	16	8	1,119	557	(519)	1,190
Interest expense	(2,945)	—	(7,493)	(5,199)	(49)	519	(15,167)
Change in fair value of warrant liabilities	—	—	—	—	365	—	365
Exchange loss	—	—	—	(452)	(403)	—	(855)
Other (loss) income, net	(4)	29	(133)	(66)	3,087	(2,791)	122
Income tax benefit (expense)	204	1	(2,138)	(1,541)	(83)	—	(3,557)

Net income (loss) from continuing operations	1,422	(39)	7,470	5,969	(12,566)	(155)	2,101

Net income from discontinued operations (net of income tax benefit of US$197)	—	—	—	1,729	—	155	1,884

Net income (loss)	1,422	(39)	7,470	7,698	(12,566)	—	3,985
Net income attributable to noncontrolling interests	—	—	—	(243)	—	—	(243)

Net income (loss) attributable to China Hydroelectric Corporation shareholders	1,422	(39)	7,470	7,455	(12,566)	—	3,742

Total assets	183,888	14,910	305,927	396,388	435,361	(506,018)	830,456
Total liabilities	(117,138)	(420)	(138,055)	(202,276)	(20,578)	64,994	(413,473)
Capital expenditures	879	569	250	317	1,380	—	3,395
Depreciation & amortization expenses	2,660	373	9,392	3,853	92	—	16,370

Unallocated general and administrative expenses of $16.0 million for the year ended December 31, 2010 related primarily to various administrative costs associated with indirectly supporting the operations of our existing hydropower plants, and the acquisitions completed by us during that year.

Unallocated change in fair value of warrant liabilities is related to the fair value valuation of our preferred share warrants issued to Morgan Joseph, with a valuation date at its derecognition upon IPO. Unallocated other income, net for the year ended December 31, 2010 mainly consisted of administrative charges levied by the Beijing corporate operation on our operating subsidiaries.

Our segment information for the year ended December 31, 2009 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Elimination	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	2,966	939	18,164	12,258	—	—	34,327
Cost of revenues	(1,193)	(583)	(9,774)	(6,525)	—	1,617	(16,458)
General and administrative expenses including share-based compensation expense of $571	(330)	(203)	(1,178)	(517)	(6,775)	—	(9,003)
Interest income	115	38	57	18	319	(37)	510
Interest expense	(303)	—	(7,020)	(5,685)	(388)	37	(13,359)
Change in fair value of warrant liabilities	—	—	—	—	(13,793)	—	(13,793)
Exchange loss	—	(1)	(5)	(7)	(10)	—	(23)
Share of losses in an equity investee	—	—	—	—	(70)	—	(70)
Other (loss) income, net	(2)	(1)	(9)	(265)	1,760	(1,708)	(225)
Income tax expense	(166)	(51)	(403)	(680)	(133)	—	(1,433)

Net income (loss) from continuing operations	1,087	138	(168)	(1,403)	(19,090)	(91)	(19,527)

Net income from discontinued operations (net of income tax expense of US$59)	—	—	—	8	—	91	99

Net income (loss)	1,087	138	(168)	(1,395)	(19,090)	—	(19,428)
Net loss attributable to noncontrolling interests	—	—	—	32	—	—	32

Net income (loss) attributable to China Hydroelectric Corporation shareholders	1,087	138	(168)	(1,363)	(19,090)	—	(19,396)

Total assets	42,770	14,649	311,685	204,347	337,472	(317,090)	593,833
Total liabilities	(15,494)	(556)	(152,898)	(112,187)	(34,506)	23,002	(292,639)
Capital expenditures	7,661	1,616	1,826	1,732	141	—	12,976
Depreciation & amortization expenses	845	338	6,887	3,881	78	—	12,029

Unallocated general and administrative expenses of $6.8 million for the year ended December 31, 2009 related primarily to various administrative costs associated with indirectly supporting the operations of our existing hydropower plants, and the acquisitions completed by us during that year. Unallocated change in fair value of warrant liabilities is related to the fair value valuation of our preferred share warrants issued to Morgan Joseph, with a valuation date of December 31, 2009. Unallocated other income, net for the year ended December 31, 2009 mainly consisted of administrative charges levied by the Beijing corporate operation on our operating subsidiaries.

Holding Company Structure

China Hydroelectric Corporation is a holding company with no material operations of its own, and conducts all operations in China through subsidiaries. As a result, the ability of the holding company to pay dividends and to finance any debt it may incur depends upon dividends paid by its subsidiaries. If its current or future subsidiaries and company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to the holding company. In addition, the subsidiaries in China are only permitted to pay dividends to us out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under relevant PRC laws and regulations, wholly foreign-owned enterprises in China are required to set aside at least 10% of their after-tax profits each year, if any, to fund the reserve fund unless such reserve fund has reached 50% of their respective registered capital, and set aside a percentage of their after-tax profits to their employee bonus and welfare fund which is decided by the enterprises themselves. Sino-foreign equity joint ventures are required to set aside their reserve fund, enterprise development fund and employee bonus and welfare fund at percentages that are decided by any such entity’s board of directors. PRC domestic companies are required to set aside at least 10% of their after-tax profits each year, if any, to fund their respective statutory reserve fund unless such fund has reached 50% of their respective registered capital. Although the statutory reserves can be used to, among other things, increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserves may not be distributed as cash dividends except in the event of liquidation of the companies. See Note 1 to the audited consolidated financial statements included elsewhere in this annual report.

Recently Issued Accounting Standards

In April 2011, the FASB issued ASU No. 2011-03 (“ASU 2011-03”) “Reconsideration of Effective Control for Repurchase Agreements”. The revised guidance remove from the assessment of effective control the criterion relating to the transferor’s ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee. The amendments in this Update also eliminate the requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. The revised guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. The company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In May 2011, the FASB issued ASU No. 2011-04 (“ASU 2011-04”), Fair Value Measurement (“ASC 820”) which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. Early application by public entities is not permitted. The company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2011, the FASB issued ASU No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220), Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income (“OCI”) and its components in the statements of shareholders’ equity. Instead, an entity will be required to present items of net income and OCI in one continuous statement or in two separate, but consecutive, statements. In December 2011, the FASB issued ASU No. 2011-12 (“AUS 2011-12”), Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This ASU defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of OCI in both net income and OCI on the face of the financial statements and the requirement to report reclassification adjustments in interim periods. The amendments in ASU 2011-05 and ASU 2011-12 should be applied retrospectively and are effective for fiscal years and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In September 2011, the FASB issued ASU No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Other (“ASC 350”), which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In December 2011, the FASB issued ASU No. 2011-11 (“ASU 2011-11”) “Disclosures about Offsetting Assets and Liabilities”. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. An entity is required to apply the amendments retrospectively for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In December 2011, the FASB issued ASU No. 2011-05 (“ASU 2011-05”) “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income”. The revised guidance defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in this Update supersede certain pending paragraphs in Update 2011-05. All other requirements in Update 2011-05 are not affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. The amendments in this Update are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. The company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

Liquidity and Capital Resources

Our ongoing cash requirements include payments of our employees’ salaries and benefits, debt servicing costs, water resource fees, professional fees, office rentals and other operating costs and expenses. Our anticipated cash needs consist primarily of funding for future acquisitions, as well as operation and maintenance and possible capital expansion of our existing hydroelectric power projects.

We are a holding company and conduct substantially all of our business through our PRC operating subsidiaries. Currently, we do not expect these subsidiaries to pay dividends. However, in the future, we might rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating costs and expenses. The payment of dividends by entities organized in the PRC is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our operating subsidiaries in the PRC are required to set aside a certain amount of after-tax profits each year, if any, to fund statutory reserves. These reserves and their paid-up capital are not distributable as cash dividends. As of December 31, 2011, a total of RMB3,416.8 million ($490.6 million) was not available for distribution to us in the form of dividends due to these PRC regulations.

As of December 31, 2011, we had a working capital deficiency of approximately $138.7 million. Due to our working capital deficiency, our independent registered public accountant has stated in its report dated April 27, 2012 with respect to our financial statements as of and for the year ended December 31, 2011 that these circumstances raise substantial doubt about our ability to continue as a going concern. We are currently seeking to raise funds through various means as described below. Our ability to continue as a going concern is dependent upon obtaining the necessary financing to meet our current and future liquidity needs.

Management has been closely monitoring our costs and intends to restrict such costs to those expenses that are essential to our operations. Management has been actively pursuing various means of securing additional financing, including assets sales, borrowings from banks and other financial and non-financial institutions and investments from private investors. In 2011, we raised additional working capital in the amount of approximately $10.0 million from the sale of common stock to Vicis Capital Master Fund. In the first quarter of 2012, we raised a total of $11.7 million through borrowings from banks and other non-financial institution. However, we cannot make any assurances that our cost reduction efforts will be effective or that any additional financing will be completed on a timely basis, on acceptable terms or at all. In the event that we fail to raise funds sufficient to meet our liquidity needs, we may be forced to substantially curtail our operations or otherwise take measures that would materially and adversely affect our business, results of operations and business prospects.

Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Should the going concern assumption not be appropriate and we are not able to realize our assets and settle our liabilities, commitments and contingencies in the normal course of operations, adjustments would be required to our consolidated financial statements to the amounts and classifications of assets and liabilities, and these adjustments could be significant.

Our Consolidated Cash Flow

The following information details our consolidated cash flows from operating, investing and financing activities for the years ended December 31, 2009, 2010 and 2011.

The company doesn’t present cash flows from discontinued operations separately and believes that a quantification of the cash flows from discontinued operations is not necessary because such cash flows were of immaterial amount. The absence of cash flows from discontinued operations may have a marginally negative effect on future liquidity and capital resources.

We completed our acquisition of the remaining 10.0% interest in Banzhu in March 2009 and the acquisition of the remaining 50.0% equity interest in Shapulong in August 2009. We completed our acquisition of Ruiyang in August 2009, using proceeds from long term loans.

In 2010, we completed our acquisition of 79.0% equity interest in Wuyue in March, 100.0% equity interest in Husahe in April, Hengda in June, Xineng in August, Xiaopengzu in September, 100.0% equity interest in Jinling, together with Jinling’s 55.0% controlling interest in Jinlong, 74.0% controlling interest in Jintang and 74.0% controlling interest in Jinwei in December, using proceeds from our initial public offering and long term loans. Our long-term loans outstanding as of December 31, 2010 of $285.1 million related to RMB denominated loans of $18.6 million, $17.4 million, $13.5 million, $20.7 million, $29.5 million, $18.1 million, $9.5 million, $10.0 million, $12.5 million, $19.9 million, $10.7 million, $23.5 million, $40.6 million, $18.4 million, $1.5 million, $5.4 million, $5.7 million, $9.4 million obtained by Binglangjiang, Hengda, Xineng, Xiaopengzu, Wuliting, Yingchuan, Zhougongyuan, Shapulong, Ruiyang, Jiulongshan, Yuanping, Yuheng, Banzhu, Wangkeng, Jinling, Jinlong, Jintang and Jinwei, respectively. Our consolidated cash flows from our operating, investing and financing activities in the year ended December 31, 2010 reflect the proceeds we received from our initial public offering, and the short-term and long-term loans we obtained, the consideration we paid for acquisitions, and are affected by cash flows generated by the results of full year operations of Jiulongshan, Zhougongyuan, Binglangjiang II, Ruiyang and Shapulong hydroelectric power projects, and the operations of Husahe, Hengda, Xineng and Xiaopengzu hydroelectric power projects during our full ownership in addition to those generated by our Binglangjiang I, Liyuan, Yingchuan, Wuliting, Banzhu, Wangkeng, Yuanping and Yuheng hydroelectric power projects in the year ended December 31, 2010.

In 2011, we funded our acquisition of the remaining 10% equity interest in Wangkeng in January, as well as 100% equity interest in Dazhaihe in April with proceeds from our long term loans. Our long-term loans outstanding as of December 31, 2011 of $267.0 million related to RMB denominated loans of $14.9 million, $32.2 million, $14.0 million, $18.6 million, $25.5 million, $15.9 million, $8.9 million, $8.7 million, $11.1 million, $18.6 million, $24.3 million, $40.6 million, $16.3 million, $1.1 million, $5.1 million, $5.0 million and $6.2 million incurred by Binglangjiang, Hengda, Xineng, Xiaopengzu, Wuliting, Yingchuan, Zhougongyuan, Shapulong, Ruiyang, Jiulongshan, Yuheng, Banzhu, Wangkeng, Jinling, Jinlong, Jintang and Jinwei, respectively. In addition to cash flows generated from the operations of our power projects, consolidated cash flows in the year ended December 31, 2011 reflect the proceeds we received from the partial warrant exercise, by Vicis Capital Master Fund, the sale of Yuanping hydroelectric power projects and the short term and long-term loans we obtained, and the consideration we paid for acquisitions we made in 2011.

In 2009, cash and cash equivalents decreased by $7.1 million to $31.6 million, primarily due to $48.7 million used in investing activities partly offset by $40.5 million provided by financing activities and $1.2 million provided by operating activities. In 2010, cash and cash equivalents increased by $1.8 million to $33.5 million, primarily due to $103.6 million used in investing activities partly offset by $62.4 million provided by financing activities and $43.1 million provided by operating activities, and $0.1 million as effect of changes in exchange rate on cash and cash equivalent. In 2011, cash and cash equivalents decreased by $25.1 million to $8.4 million, primarily due to $24.7 million used in investing activities and $2.0 million used in financing activities and offset by $1.7 million provided by operating activities and $76 thousands due to changes in exchange rate on cash and cash equivalent.

The following table sets forth the components of our consolidated cash flows for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
Net cash provided by operating activities	1,213	43,122	1,644
Net cash used in investing activities	(48,706)	(103,606)	(24,734)
Net cash provided by (used in) financing activities	40,453	62,444	(2,041)
Effect of changes in exchange rate on cash	(35)	(121)	76

Net increase (decrease) in cash and cash equivalents	(7,075)	1,839	(25,055)

Operating Activities

Net cash provided by operating activities was $1.6 million in 2011, which was primarily attributable to a net loss of $55.3 million, and the add-back of non-cash expenses, including depreciation expenses of $22.0 million, share-based compensation expenses of $10.5 million, assets impairment of $23.0 million, provision for impairment allowance of $2.0 million, deferred income taxes and loss from disposal of property, plant and equipment and others of $1.2 million. Also, an increase in account receivables of $0.2 million, and an increase in prepayments and other current assets of $0.3 million, a decrease in other non-current assets of $0.3 million, and a decrease in accrued expenses and other current liabilities of $1.9 million are factors contributing to the overall cash provided by operating activities for the year ended December 31, 2011.

Net cash provided by operating activities was $43.1 million in 2010, which was primarily attributable to a net gain of $4.0 million, and the add-back of non-cash expenses, including depreciation expenses of $15.8 million, share-based compensation expenses of $3.6 million. Also, an increase in account receivable of $5.4 million, and an increase in prepayments and other current assets of $3.7 million, a decrease in other non-current assets of $0.1 million, an increase in accounts payable of $0.7 million and an increase in accrued expenses and other current liabilities of $10.1 million are factors contributing to the overall cash provided by operating activities for the year ended December 31, 2010.

Net cash provided by operating activities was $1.2 million in 2009, which was primarily attributable to a net loss of $19.4 million, and the add-back of non-cash expenses, including depreciation expenses of $11.6 million, change in fair value of derivative financial liabilities of $13.8 million. Also, a decrease of account receivable of $3.7 million and a decrease in accrued expenses and other current liabilities of $4.3 million are factors contributing to the overall cash provided by operating activities for the year ended December 31, 2009.

Investing Activities

Net cash used in investing activities was $24.7 million in the year ended December 31, 2011, relating principally to purchase consideration of $19.3 million in relation to the acquisition of Dazhaihe, cash deposit for potential acquisition of $0.7 million, construction payments to contractors of $3.3 million, purchase of property, plant and equipment and intangible assets of $1.5 million and proceeds from disposal of property, plant and equipment of $0.1 million.

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

Financing Activities

Net cash used in financing activities was $2.0 million in the year ended December 31, 2011, resulting from proceeds of $45.8 million from long-term loans, $23.1 million from short-term loans, related party of $1.3 million, $10.0 million received from the partial warrant exercise by Vicis Capital Master Fund, and other loans of $17.5, repayment of long-term loans of $67.0 million, short-term loans of $20.9 million, other loans of $10.6 million and a purchase of subsidiary shares from noncontrolling interests of $1.2 million.

Our long-term loans outstanding as of December 31, 2011 of $267.0 million related to RMB denominated loans of $14.9 million, $32.2 million, $14.0 million, $18.6 million, $25.5 million, $15.9 million, $8.9 million, $8.7 million, $11.1 million, $18.6 million, $24.3 million, $40.6 million, $16.3 million, $1.1 million, $5.1 million, $5.0 million and $6.2 million incurred by Binglangjiang, Hengda, Xineng, Xiaopengzu, Wuliting, Yingchuan, Zhougongyuan, Shapulong, Ruiyang, Jiulongshan, Yuheng, Banzhu, Wangkeng, Jinling, Jinlong, Jintang, and Jinwei, respectively. The long-term loans are secured by pledges of the property, plant and equipment and future electricity sales of the respective entities and/or guaranteed by third parties and with principal repayment date between 2011 and 2027. The interest rates on these long-term loans are variable based on the benchmark rate published by the People’s Bank of China each year. The average interest rates on the short-term and long-term loans for 2011 were 10.83% and 7.00%, respectively.

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

Our long-term loans outstanding as of December 31, 2010 of $285.1 million related to RMB denominated loans of $18.6 million, $17.4 million, $13.5 million, $20.7 million, $29.5 million, $18.1 million, $9.5 million, $10.0 million, $12.5 million, $19.9 million, $10.7 million, $23.5 million, $40.6 million, $18.4 million, $1.5 million, $5.4 million, $5.7 million, $9.4 million obtained by Binglangjiang, Hengda, Xineng, Xiaopengzu, Wuliting, Yingchuan, Zhougongyuan, Shapulong, Ruiyang, Jiulongshan, Yuanping, Yuheng, Banzhu, Wangkeng, Jinling, Jinlong, Jintang and Jinwei, respectively. The long-term loans are secured by pledges of the property, plant and equipment and future electricity sales of the respective entities or guaranteed by third parties and are due between 2011 and 2027. The interest rates on these long-term loans are variable based on the benchmark rate published by the People’s Bank of China each year. The average interest rate on the short-term and long-term loans for the 2010 was 6.16% and 6.26%, respectively.

Net cash provided by financing activities was $40.5 million in the year ended December 31, 2009, resulting from proceeds of $129.2 million from long-term loans and proceeds of $4.4 million from short-term loans, proceeds of $20.0 million from the issuance of Series C convertible redeemable preferred shares, partially offset by repayment of long-term loans of $95.3 million, repayment of short-term loans of $6.1 million, payment of deferred initial public offering costs of $7.1 million, and payment of Series C convertible redeemable preferred shares issuance costs of $1.9 million.

Our long-term loans outstanding as of December 31, 2009 of $229.3 million related to RMB denominated loans of $42.9 million, $21.2 million, $14.6 million, $31.8 million,$10.7 million, $41.3 million, $20.5 million, $20.9 million, $14.1 million and $11.3 million obtained by Wuliting, Yingchuan, Binglangjiang, Jiulongshan,Yuanping, Banzhu, Wangkeng, Yuheng, Ruiyang and Shapulong, The long-term loans are secured by pledges of the property, plant and equipment and future electricity sales of the respective entity or guaranteed by third parties and are due between 2010 and 2020. The interest rates on these long-term loans are variable based on the market rate published by the People’s Bank of China each year. The average interest rate on the long-term loans for the 2009 was 6.16%.

Capital Expenditures

In the year ended December 31, 2009, we incurred capital expenditures of $13.0 million consisting primarily of capital expenditures of $7.7 million, $1.6 million, $1.8 million and $1.7 million for the construction of the Binglangjiang II, Liyuan, Zhougongyuan and Banzhu hydroelectric power projects, respectively. In the year ended December 31, 2010, we incurred capital expenditures of $3.4 million consisting primarily of capital expenditures of $0.7 million, $0.6 million, and $1.4 million for the construction of the Binglangjiang II, Liyuan and Wuyue hydroelectric power projects, respectively. In the year ended December 31, 2011, we incurred capital expenditures of $7.5 million consisting primarily of capital expenditures of $1.5 million, $1.1 million, and $2.9 million for the construction of the Binglangjiang II, Liyuan and Zhougongyuan, respectively. We will in the future make significant capital expenditures to develop, expand and complete the construction of additional small hydropower assets and our pumped storage hydroelectric power project. We generally deposit our excess cash in interest-bearing bank accounts in banks in China, Hong Kong and the United States of America.

Although in the first quarter of 2012 we saw favorable rainfall in most of our catchment areas, producing excellent runoff and a high level of reservoir storage at many of our projects, we still need additional cash from sources other than tariffs required to meet our expected cash requirements, including for working capital and capital expenditure purposes, for at least the next 12 months. We may seek to sell additional assets which have a ready market and interested buyers in the market, equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders’ interests. The incurrence of debt would divert cash for working capital and capital expenditures to servicing debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may be adversely affected. See “Risk Factors—We will need additional funding to accomplish our growth strategy and may be unable to raise capital on terms favorable to us or at all, which could increase our financing costs, dilute your ownership interests, affect our business operations or force us to delay, reduce or abandon our growth strategy.”

C. Research and Development

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2011 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We have not entered into any material outstanding financial guarantees or other commitments to guarantee the payment of obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2009:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(unaudited) ($ in thousands)
Short-term borrowings(1)	$7,098	$7,098	$—	$—	$—
Interest on short-term borrowings(1)	96	96	—	—	—
Long-term borrowings (including current portion of long-term borrowings)(1)	229,278	56,809	48,270	50,877	73,322
Interest on long-term borrowings (including interest on current portion of long-term borrowings)(1)	53,076	13,422	18,503	12,356	8,795
Operating lease commitments	528	451	75	2	—
Purchase obligations(2)	157	157	—	—	—

Total	$290,233	$78,033	$66,848	$63,235	$82,117

(1)	See Note 14 to our audited consolidated financial statements, which are included elsewhere in this annual report, for a discussion of our short-term and long-term borrowings.

(2)	This represents contracted but unpaid amounts for construction projects of Binglangjiang and Liyuan that are in progress and for the purchase of property, plant and equipment of Yuheng.

The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(unaudited) ($ in thousands)
Short-term borrowings(1)	$17,742	$17,742	$—	$—	$—
Interest on short-term borrowings(1)	233	233	—	—	—
Long-term borrowings (including current portion of long-term borrowings)(1)	285,095	60,798	69,473	66,393	88,431
Interest on long-term borrowings (including interest on current portion of long-term borrowings)(1)	87,856	17,594	28,046	18,877	23,339
Operating lease commitments	1,664	784	880	—	—
Purchase obligations(2)	21,812	21,812	—	—	—

Total	$414,402	$118,963	$98,399	$85,270	$111,770

(1)	See Note 14 to our audited consolidated financial statements, which are included elsewhere in this annual report, for a discussion of our short-term and long-term borrowings.

(2)	This represents contracted but unpaid amounts for construction projects or for the purchase of property, plant, and equipment of Binglangjiang, Husahe, Yuheng and Wuyue.

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(unaudited) ($ in thousands)
Short-term borrowings(1)	$20,881	$20,881	$—	$—	$—
Interest on short-term borrowings(1)	1,368	1,368	—	—	—
Long-term borrowings (including current portion of long-term borrowings)(1)	267,033	51,651	73,704	63,419	78,259
Interest on long-term borrowings (including interest on current portion of long-term borrowings)(1)	78,265	17,107	26,161	16,425	18,572
Operating lease commitment	823	478	345	—	—
Other commitments(3)	4,603	141	434	432	3,596
Purchase obligations(2)	2,841	1,817	941	83	—

Total	$375,814	$93,443	$101,585	$80,359	$100,427

(1)	See Note 14 to our audited consolidated financial statements, which are included elsewhere in this annual report, for a discussion of our short-term and long-term borrowings.

(2)

This represents contracted but unpaid amounts for construction projects of Liyuan that are in progress and for the purchase of property, plant and equipment of Dazhaihe, Yingchuan, Ruiyang, Zhougongyuan, Jinwei and Jintang.

(3)

This represents the compensation agreements signed with certain land owners in the Fujian Province, the PRC, who lost the usage of their land due to the operation of our hydroelectric power projects in the areas.

IITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/Title
John D. Kuhns	61	Chairman, Chief Executive Officer
Dr. Yong Cao	57	Director
Anthony H. Dixon	50	Director
Richard H. Hochman	66	Director
Dr. You-Su Lin	58	Director, Chairman of Beijing A.B.C. Investment
Shadron Lee Stastney	42	Director
Stephen Outerbridge	61	Director
“James” Tie Li	43	President
Mary E. Fellows	50	Executive Vice President and Corporate Secretary
Liya Chen	39	Chief Financial Officer
John Donahue	62	Vice President of Investor Relations
Yongge Tracy Tang	40	Assistant Chief Financial Officer
Wu Gan	55	Vice Chairman of Beijing A.B.C. Investment
Huakang Xiong	56	General Manager of Yunnan and Senior Operating Officer of Beijing A.B.C Investment
Hong Zhang	50	General Manager of Fujian
Jianbin Zhou	42	General Manager of Zhejiang
Tara Li	30	Senior Manager of Internal Control
Jiang Feng	32	Financial Controller

Unless otherwise indicated, the business address of each director and executive officer is c/o Bldg A#2105, Ping’An International Financial Center, No.3 Xinyuan South Road, Chao Yang District, Beijing, PRC 100027.

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

Mr. Anthony H. Dixon has been a director of our company since August 2008. Mr. Dixon is currently the Chief Executive Officer of ASB Biodiesel (Hong Kong) Ltd., a developer of biodiesel plants utilizing waste oils and fats as feedstock. He is also a member of the Investment Committee and the Board of Advisors of Geo Investors Renewable Infrastructure Fund I, LP (“GIRIF”), a Delaware limited partnership which invests in the debt of renewable energy projects, primarily in the US. From 2007 to 2010 he was an independent corporate financial advisor to renewable energy and clean tech companies primarily in the UK, Europe and Asia. From October 2007 to December 2008 Mr. Dixon was the finance director and chief operating officer of ZED factory Ltd., a designer and developer of zero carbon housing in the United Kingdom. Prior to which he worked for Hines Associates, a corporate financial advisory boutique. From 2002 to 2006, Mr. Dixon was a managing director with Citigroup Global Markets, London. From 1997 to 2002, Mr. Dixon was head of Asian Securitization for Salomon Smith Barney in Hong Kong and then head of Securitization for Nikko Salomon Smith Barney in Tokyo. From 1992 to 1997, Mr. Dixon was a vice president with Salomon Brothers in New York. Mr. Dixon was a member of the board of the Solar Electric Light Corporation from 1998 to 2011 and chairman from 2002 to 2011. He received a Master of Science in Sustainable Energy Futures with distinction from Imperial College, London, a Master of Business

Administration from the Harvard Business School, a Bachelor of Science with first class honors in Physics and a Bachelor of Arts degree in Philosophy from the University of Western Australia.

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

Mr. Shadron Lee Stastney has been a director of our company since May 2007. Mr. Stastney is the Chairman of Care Media and a member of the board of directors of China Board Mill Corporation, China Silicon Corporation, China New Energy Group Company, China Natural Energy Corporation, Quality Health Plans, MDwerks, the Amacore Group, Inc., Master Silicon Carbide Industries, Inc. and Ambient Corporation. Since June 2004, Mr. Stastney has been a partner at Vicis Capital, LLC, which is an investment management firm and the managing partner of one of our principal shareholders, Vicis Capital Master Fund. From September 2001 to February 2004, Mr. Stastney was a partner of Vicis Capital Management, an investment management firm. Mr. Stastney received his Bachelor of Arts degree from the University of North Dakota and a Juris Doctor degree from the Yale Law School.

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

Officers

Mr. ”James” Tie Li has been our President since January 2011, and our executive vice president from May 2007 to December 2010. He has been a consultant to Kuhns Brothers, Inc. since 2006. Mr. Li is a member of the board of directors of Master Silicon Carbide Industries, Inc., China New Energy, Inc. and all of our subsidiaries. He is the founder and part-time president of Columbia China Capital Group, Inc. incorporated in 2002, a U.S.-based boutique investment firm advising Asian firms in mergers and acquisitions. From 1998 to 2001, Mr. Li was an investment banker with Citigroup Global Markets Inc. in New York. From 2001 to 2005, Mr. Li was the portfolio manager with Hypo Vereins Bank, managing a $1 billion high yield portfolio. From 2005 to 2007, Mr. Li was a senior credit analyst with Standard & Poor’s in New York. Mr. Li received his bachelor’s degree in Accounting from City University of New York and his master’s degree in Business Administration from the Columbia University Graduate School of Business. He is a CFA Charter holder and was a Certified Public Accountant licensed in the State of New Jersey.

Ms. Mary E. Fellows has been our Corporate Secretary since our inception in 2006. our Executive Vice President since May 2007 and our Chief Compliance Officer since January 2010. Ms. Fellows has been a partner and executive vice president of Kuhns Brothers, Inc., an investment boutique, since 1997. She is the president of Project Midway, Inc., a not for profit organization. She is an executive vice president, secretary and a member of the board of directors of Kuhns Brothers & Co., Inc. and Kuhns Brothers Securities Corporation, China Natural Energy Corporation, China Silicon Corporation, China Electrode Corporation, China Board Mill Corporation, Kuhns Brothers Enterprises Corporation and Master Silicon Carbide Industries, Inc. She is also a member of the board of directors of Lime Rock, LLC., Kuhns Brothers Advisors, Inc., Kuhns Brothers Capital Management Inc., and China New Energy Group Company. From 2003 to 2006, she was a director of GenSelf Corporation. From 1997 to 2002, she was a corporate secretary of the Solar Electric Light Company. From 1996 to 1999, she was a director of Corporate Administration and corporate secretary of the New World Power Corporation. Ms. Fellows received her bachelor’s degree in Science from Teikyo Post University.

Ms. Liya Chen joined our company in August 2011 and has been appointed the CFO since then. Prior to joining the company, Ms. Chen was a Financial Controller for Pharmaron (Beijing) New Drugs Technology Company Ltd. From 2003 to 2010, she was an audit manager in the Energy and Utility Assurance Service Group of PricewaterhouseCoopers. Ms. Chen started her career in PwC’s Canada firm as an associate and worked there for over three years. Ms. Chen is a Canadian Chartered Accountant (CICA) and HKCPA. Ms. Chen received her Master of Accountancy degree from Brock University, Canada in 2003.

Mr. John Donahue assumed the position of our Vice President of Investor Relations in April 2011. Over a 25-year period, Mr. Donahue served in a number of senior financial management positions in public and private companies, most of which were a high growth, acquisition-oriented companies. Mr. Donahue served as Vice President and Chief Financial Officer Encompass Group Affiliates, Inc., the largest U.S. distributor of replacement parts for consumer electronic products, from September 2006 until April 2011, and, prior to that, he served as Vice President and Chief Financial Officer of Online Benefits Inc. a private-equity owned HR solutions software development firm from August 1999 until it was sold in September 2006. Previous to that Mr. Donahue served as Managing Director of Oxbridge Incorporated, a boutique investment banking firm, and as Chief Financial Officer at Mast Resources Inc., a merchant bank. From 1986 through 1989 he served as Vice President and Chief Financial Officer of Catalyst Energy Corp, a NYSE-listed independent power producer founded by John D. Kuhns, our Chief Executive Officer, Chairman and founder. Prior to a period with Tyco International from 1985 to 1986, principally involving acquisition-oriented responsibilities, Mr. Donahue was with Price Waterhouse from 1972 to 1985, including serving as a Senior Audit Manager on the audit examination of three Fortune 500 companies, and a tour of duty in the firm’s National Office. Mr. Donahue received a Bachelor of Arts degree in Economics from Holy Cross College and a Master of Business Administration degree from Rutgers University.

Ms. Yongge Tracy Tang joined our company as the Assistant Chief Financial officer in June 2008. Prior to joining our company, Ms. Tang was an internal audit manager for Volt Information Science. Prior to that, she also worked as a controller for Thomas Services Canada. She received her master in business administration at University of Toronto and her master in Economics at Lakehead University, Canada. She is a Charter holder for Certified Financial Analyst and a Certified Public Accountant licensed in Colorado State.

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

Mr. Huakang Xiong has been appointed as the regional general manager of Yunnan and senior operating officer of Beijing A.B.C Investment recently. Mr. Xiong joined our company as operating officer in May, 2009. Prior to joining our company, he was a senior engineer at Hubei Qingjiang Hydroelectric Development Co., Ltd. from 1990 to 2009. He is also a part-time professor at Huazhong University of Science and Technology and Three Gorges University. Mr. Xiong received his bachelor’s degree in Hydrology from Sichuan University and his master’s degree in applied computer science from Huazhong University of Science and Technology.

Mr. Hong Zhang has been appointed as our regional general manager of Fujian recently. Mr. Zhang joined our company as Chief Operating Officer in 2008. Prior to joining our company, Mr. Zhang was a senior engineer at the Yellow River Committee of the Ministry of Water Resources from 1983 to 2008. Mr. Zhang also worked in Zhengzhou Power Generating Equipment Plant from 1983 to 1991. Mr. Zhang received his bachelor’s degree in electrical technology from Xi’an Jiaotong University.

Mr. Jianbin Zhou has been our regional general manager of Zhejiang since 2011. Prior to joining our company, Mr. Zhou was the chairman of Yunnan Huabang Hydroelectric Development Co., Ltd. from 2004 to 2007. He was vice general manger of Yunnan Dehong Prefecture Hydroelectric Development Co., Ltd. in 2003, and vice general manger of Junxi Hydroelectric Development Co., Ltd. from 2001 to 2003. He also served as general manger of Dazhai, Ruixiang and Longxi Power Plant from 1995 to 2000. Mr. Zhou received his associate degree in electromechanical science from Fuchunjiang Hydroelectric Institute.

Ms. “Tara” Qiufang Li joined our company as the Senior Manager of Internal Control in September 2011. Prior to joining our company, Ms. Li was a manager in Business Risk Service Group of Ernst & Young (China) Advisory Ltd. from 2006 to August 2011, focusing on, among other things, SOX 404 compliance, enterprise risk management, internal control review and internal audit, and before that she was a senior auditor at PricewaterhouseCoopers from 2004 to 2006. She received her bachelor’s degree in Economics from Renmin University of China. She is also a member of CICPA and CIA.

Mr. Feng Jiang joined our company in June 2011 and has been our financial controller since then. Prior to joining our company, Mr. Jiang was a manager in the Energy and Utility Assurance Service Group of PricewaterhouseCoopers and had been with PwC for 6 years. Mr. Jiang is a Certified Public Accountant of PRC. Mr. Jiang received his master’s degree from Jilin University in 2005.

Our Key Consultant

Mr. Michael H. Best is an independent engineering consultant and technical project manager. Mr. Best has served as a director of Advanced Power Systems International, Inc. since 2000. Mr. Best received his bachelor’s degree in Engineering from Columbia University.

B. Compensation

Compensation of Directors and Executive Officers

The aggregate cash compensation that we paid to our directors and executive officers included in the list under the heading “—Directors and Executive Officers” for the years ended December 31, 2009, 2010 and 2011 was $2.7 million, $4.9 million, and $3.6 million respectively. From 2009 to 2010, the Company established 401(k) safe harbor plan, which requires a dollar by dollar matching contribution from the employer up to 3% of the employee’s eligible annual salary. In 2010, the Company introduced 401 (k) profit sharing plan, which allows the company to contribute up to 25% of the employees’ eligible annual salary. For the year ended December 31, 2009, 2010 and 2011, the Company contributed $0.03 million, $0.08 million and $0.2 million respectively to our 401(k) retirement plan. In 2010, our Company established a defined benefit plan for certain executives, which is a type of pension plan in which we promise a specified monthly benefit on retirement for certain executives that is predetermined by a formula based on the employee’s earnings history, tenure of service, age, and present value factor. For the year ended December 31, 2009, 2010 and

2011, the Company contributed nil, nil and $0.06 million to the defined benefit plan. For share-based compensation, see “—2008 Share Incentive Plan.”

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

In December 2011, the board authorized a stock option exchange program, under which (i) employees would be given the option to voluntarily forfeit their existing stock options, (ii) any cancelled shares resulting from stock options forfeited would be added back to the option share pool to be used to make future grants, (iii) new stock options would be granted to deliver the same current expected value as the forfeited option grants, but at a reduced exercise price of $0.46 per option share (which was the equivalent to one third of the 25 day trailing average closing price of the Company’s ADSs as of the close of business on December 21, 2011), which reduced exercise price shall in no event be less than the fair market value on the date of the grant; and (iv) the new options issued under the exchange program would expire on the fifth anniversary of the grant, (v) the new options should become exercisable immediately upon grant; and (vi) the 40,000 options granted to our non-executive directors and 50,000 options granted to a former consultant were excluded on this exchange program.

The following table sets forth information on share options that have been granted and are outstanding as of the date of this annual report under the 2008 Share Incentive Plan, reflecting the participation of the stock option exchange program described above by certain of our employees:

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
John D. Kuhns	152,695	0.46	December 28, 2011	December 28, 2016
“James” Tie Li	64,192	0.46	December 28, 2011	December 28, 2016
Mary E. Fellows	64,192	0.46	December 28, 2011	December 28, 2016
Dr. You-Su Lin	101,507	0.46	December 28, 2011	December 28, 2016
Richard H. Hochman	10,000	7.70	August 18, 2008	August 18, 2013
Shadron Lee Stastney	10,000	7.70	August 18, 2008	August 18, 2013
Other employees and consultants as a group	34,370	0.46	December 28, 2011	December 28, 2016
Former consultant	50,000	7.70	August 18, 2008	August 18, 2013
Former directors	20,000	7.70	August 18, 2008	August 18, 2013

Total	506,956

Compensation Expenses Relating to Stock Option Grants

The administrator, which is the board of directors or its authorized designee, has full power and authority to administer, construe and interpret the 2008 Plan. Under the terms of the 2008 Plan, incentive stock options must be granted at exercise prices at least equal to the fair market value on the date of grant. On August 18, 2008, the board of directors approved the grant of 40,000, 260,000 and 3,597,000 non-qualified stock options to certain directors, non-employees and employees, respectively, at an exercise price of $7.70 per share. On January 20, 2009, our board of directors approved the grant of 35,000 non-qualified stock options to certain employees at an exercise price of $7.70 per share. On March 4, 2009, the board of directors passed a resolution to modify the 2008 Plan such that the 2008 Plan could be made effective without approval by our shareholders. In accordance with ASC sub- topic 718-10, Compensation—Stock Compensation: Overall, the grant date for the share-based awards issued on August 18, 2008 and January 20, 2009 was March 4, 2009. Accordingly, no compensation expense was recognized for the year ended December 31, 2008. We recognized compensation expense of $0.6 million for the year ended December 31, 2009. See Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

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

On December 22, 2011, the board of directors approved a stock option for stock option exchange program for the employees and consultants who were holding options, at a reduced exercise price of $0.46 per share and vested immediately on December 28, 2011. As such, the remaining option expenses of $6.8 million for the existing options were expensed immediately at the time of the exchange. See Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

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

We also entered into employment agreements respectively with Hong Zhang, Jinbin Zhou and Huakang Xiong. We will pay salary in accordance with the actual working time of each of them in the event of termination initiated by them and we will pay the compensation based on the number of years they each worked for our company at the rate of one month’s salary for each full year in the event of termination by the company. We have also entered into employment agreements with Gang Meng, Liya Chen, “Tara” Qiufang Li and certain other employees. Each of these employment agreements can be terminated under circumstances stipulated under the PRC Labor Contract Law and refers to confidentiality obligations provided under the PRC Labor Contract Law.

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

Interested Transactions

Under our code of ethics, in the event that our board of directors considers entering into a transaction which would produce a conflict of interest, interested directors must abstain from any discussion of or vote on such transaction.

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

D. Employees

As of December 31, 2011, we had entered into written employment contracts with 681 employees. The following table sets forth the number of employees categorized by function as of December 31, 2011:

	Number of Employees	(%)
Management	37	5.4
Finance	25	3.7
Project Construction, Operations and Management	509	74.7
Administrative and Human Resources	110	16.2

Total:	681	100.0

As of December 31, 2011, we had 33 employees working at our headquarters, 172 employees working in Zhejiang province, 5 employees working in Sichuan province, 153 employees working in Yunnan province, 290 employees working in Fujian province and 24 employees working in Henan province, respectively. As required by PRC regulations, our full-time employees in China participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. In November 2008, our New York office established a safe harbor 401(k) retirement plan, which requires a dollar by dollar matching contribution from the employer, up to 3% of the employee’s eligible annual salary. This plan was discontinued from January 1, 2011. In 2010, we created profit sharing 401 (k) retirement plans, which allow the company to contribute from 0% to 25% of the employee’s eligible annual salary. In 2010 and 2011, the company contributed 13% of the employee’s eligible annual salary for certain officers. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2009, 2010 and 2011 was $0.6 million, $0.9 million, and $1.0 million respectively. In 2010, we established a defined benefit plan for certain officers. For the year ended December 31, 2009, 2010 and 2011, we contributed $nil, $nil and $0.06 million respectively to the plan.

Each of our executive officers, including Mr. Kuhns, Dr. Lin, Mr. Li and Mr. Gan, has entered into a confidentiality and non-competition agreement with us. The non-competition provisions prohibit the executive officers from engaging in any activities that compete with our business during, and for certain periods after, their employment with our company.

We granted 3,897,000 stock options in August 2008, of which the options granted to one employee to purchase 5,000 ordinary shares expired as the employee terminated his services to us before the option became exercisable, 35,000 stock options in January 2009 and 7,000,000 stock options in December 2009 to our current and former directors, officers, consultants and key employees under our 2008 Share Incentive Plan. In December 2011, all the options granted to the directors, officers and consultants in 2008 and 2009, except 50,000 stock options granted to a former consultant and 40,000 stock options granted to our directors, were voluntarily cancelled and then the equivalent of the fair value of 416,956 new shares were granted to our officers and consultants.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 26, 2012, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by 161,989,097, which was the number of ordinary shares outstanding as of April 26, 2012. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from April 26, 2012, including through the exercise of any option, warrant, or other right. These shares, however, are not included in the computation of the percentage ownership of any other person.

Name	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers
John D. Kuhns	1,808,200	1.1
Dr. Yong Cao	*	*
Anthony H. Dixon	*	*
Richard H. Hochman	*	*
Dr. You-Su Lin	*	*
Shadron Lee Stastney	*	*
Stephen Outerbridge	*	*
“James” Tie Li	*	*
Mary E. Fellows	*	*
Liya Chen	*	*
All Directors and Executive Officers as a Group(1)	4,769,825	2.9
Principal Shareholders:
Vicis Capital LLC(2)	48,882,716	28.4%
CPI Ballpark Investments Ltd.(3)	38,744,395	23.9%
Jennison Associates LLC(4)	19,607,913	12.1%
Prudential Financial, Inc(4)	19,607,913	12.1%
Swiss Re Financial Products Corporation(5)	10,114,506	6.2%

*	Upon exercise of all options and warrants exercisable within 60 days after April 26, 2012, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)

Includes ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon the exercise of all of the options and warrants that are exercisable within 60 days after April 26, 2012, held by all of our directors and executive officers.

(2)

Includes 38,878,559 ordinary shares and 10,004,157 ordinary shares upon the exercise of an amended and restated warrant granted to Vicis Capital Master Fund in August 2011 that is exercisable within 60 days after April 26, 2012, with ownership percentage calculated by dividing (i) 38,878,559 ordinary shares plus 10,004,157 shares by (ii) 161,989,097 ordinary shares plus 10,004,157 ordinary shares. The amended and restated warrant expires on December 31, 2013 and has an exercise price of $1.15 per ordinary share. Vicis Capital Master Fund is a sub-trust of the Vicis Capital Master Series Trust, a unit trust organized under the laws of the Cayman Islands. The address of Vicis Capital Master Fund is Tower 56, Suit 700, 126 E. 56th Street, 7th Floor, New York, NY 10022. The address of Capital Master Series Trust is P. O. Box 1043GT, Caledonian House, First Floor, 69 Dr Roys Dr, George Town, Grand Cayman, Cayman Islands, BWI. Vicis Capital, LLC, a limited liability company organized under the laws of the state of Delaware, is the investment adviser to Vicis Capital Master Fund. The address of Vicis Capital, LLC is 445 Park Avenue, 16th Floor, New York, NY, 10022. John Succo, Shadron Lee Stastney and Sky Lucas have voting and investment control over the securities beneficially owned by Vicis Capital Master Fund and Vicis Capital, LLC.

(3)

Based on a Schedule 13D/A filed by NewQuest Asia Fund I (G.P.) Ltd. on April 25, 2011 and includes 38,744,395 shares beneficially owned by NewQuest Asia Fund I, L.P., a Cayman Islands exempted limited partnership, NewQuest Asia Fund I (G.P.) Ltd., a Cayman Islands exempted company and general partner of NewQuest Asia Fund I, L.P., CPI Ballpark Investments Ltd., a limited liability company organized under the laws of Mauritius and a wholly owned subsidiary of NewQuest Asia Fund I, L.P., and NewQuest Capital Management (Cayman) Limited, a Cayman Islands exempted company. NewQuest Capital Management (Cayman) Limited is an exempted company registered in the Cayman Islands. The principal address of NewQuest Capital Management (Cayman) Limited is Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005. NewQuest Asia Fund I (G.P.) Ltd. is an exempted company registered in the Cayman Islands. The principal address of NewQuest Asia Fund I (G.P.) Ltd. is Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.

NewQuest Asia Fund I, L.P. is an exempted limited partnership registered in the Cayman Islands. The principal address of NewQuest Asia Fund I, L.P. is Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005. CPI Ballpark Investments Ltd. is wholly owned by NewQuest Asia Fund I, L.P. The principal address of CPI Ballpark Investments Ltd. is 10th Floor, Raffles Tower, 19 Cybercity, Ebene, Republic of Mauritius.

(4)

Based on Schedule 13G/As filed by Jennison Associates LLC and Prudential Financial, Inc. on February 14, 2012, respectively. As a result of its role as investment adviser to clients in its managed portfolios, Jennison Associates, LLC may be deemed to be the beneficial owner of 19,607,913 ordinary shares. The address of Jennison Associates, LLC is 466 Lexington Avenue, New York, New York 10017. Prudential Financial, Inc. is a parent holding company and the indirect parent of Jennison Associates, LLC. The address of Prudential Financial, Inc. is 751 Broad Street, Newark, New Jersey 07102- 3777.

(5)

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership”

B. Related Party Transactions

The following describes our related party transactions since the beginning of 2009.

Transactions with Kuhns Brothers, Inc.

John D. Kuhns, our Chairman and Chief Executive Officer, is a member of the board of directors of Kuhns Brothers, Inc. Kuhns Brothers, Inc. is not a member of China Hydro, LLC and does not own a beneficial interest in any of our ordinary shares or any securities convertible into or exchangeable for our ordinary shares.

During the period from December 31, 2009 to December 31, 2011, the Company rented office space from Kuhns Brothers, Inc. The rental expenses for the years ended December 31, 2009, 2010 and 2011were $0.3 million, $0.3 million and $0.3 million respectively, which were expensed in our consolidated statements of operations.

During the period from January 1, 2009 to December 31, 2011, Kuhns Brothers, Inc. paid for certain general and administrative services provided to us on a reimbursement basis. The general and administrative services were $0.08 million, $0.1 million and $0.09 million respectively for the year ended December 31, 2009, 2010 and 2011, which were expensed in our consolidated statements of operations. These amounts were subsequently repaid in full by us.

In November 2009, we paid $0.2 million to Kuhns Brothers, Inc. as consideration for its financial advisory services in connection with our Series C convertible redeemable preferred shares offering.

Transactions with Henan Lantian Group Co., Ltd.

During the year ended December 31, 2010, Wuyue made a prepayment of $1,251 to Henan Lantian Group Co., Ltd, the original controlling shareholder, for the construction of Wuyue’s hydroelectric project.

Transactions with Sanming City Chenyang Hydroelectric Co., Ltd.

Sanming City Chenyang Hydroelectric Co., Ltd. is a minority shareholder of Wangkeng. We received a deposit of $0.2 million in the year ended December 31, 2008 from Sanming City Chenyang Hydroelectric Co., Ltd. which represented the guarantee provided to us by Sanming City Chenyang Hydroelectric Co., Ltd. Such balances to Sanming City Chenyang Hydroelectric Co., Ltd. as of December 31, 2009 were unsecured and interest free. This amount was fully repaid to the Sanming City Chenyang Hydroelectric in 2011.

In November and December 2010, Xiaopengzu borrowed RMB6.0 million ($0.9 million) and RMB9.0 million ($1.3 million) respectively from Sanming City Chenyang Hydroelectric Co., Ltd. as fund for working capital. This amount was fully repaid in 2011.

In November 2010, Fujian Huabang paid RMB31.0 million ($4.6 million) to Sanming City Chenyang Hydroelectric Co., Ltd. as deposit for the acquisition of the remaining 10.0% noncontrolling interest in Wangkeng. This amount was fully repaid in 2011.

Transactions with Xiamen Youen Hydropower Development Co., Ltd.

Xiamen Youen Hydropower Development Co., Ltd is the minority shareholders of Jintang and Jinwei. In 2011, Jintang and Jinwei borrowed RMB1.3 million ($0.2 million) and RMB6.9 million ($1.1 million) respectively from Xiamen Youen Hydropower Development Co., Ltd as fund for working capital. As of December 31, 2011, the $10.7 million due to Xiamen Youen Hydropower Development Co., Ltd assumed in the acquisition of Jinling and its subsidiaries is unsecured and interest free.

Balances Payable to Nanping City Xingshui Co., Ltd. and Xiamen Youen Hydropower Development Co., Ltd.

Nanping City Xingshui Co., Ltd. is a minority shareholder of Jinlong, and Xiamen Youen Hydropower Development Co., Ltd. are minority shareholders of Jintang and Jinwei. In December 2010, we completed our purchase of Shaowu City Jinling Hydropower Co. Ltd. (hereafter “Jinling”), together with Jinling’s 55.0% controlling interest in Jinlong, Jinling’s 74.0% controlling interest in Jintang, and Jinling’s 74.0% controlling interest in Jinwei. As of December 31, 2011, the amount of RMB9.4 million ($1.5 million) due to Nanping City Xingshui Co., Ltd., and RMB67.3 million ($10.7 million) due to Xiamen Youen Hydropower Development Co., Ltd. as of December 31, 2011 represent the current liabilities acquired in the acquisition of Jinlong, Jintang and Jinwei.

Transactions with Bank of America Corporation

In November 2009, the company paid $0.8 million to Merrill Lynch Far East Limited, an entity beneficially owned by Bank of America Corporation, as consideration for its financial advisory services in connection with the Series C convertible redeemable preferred shares offering.

Legal Services Provided by Zhongsheng Law Firm

We paid $12,000, $12,005 and $12,380 in 2009, 2010 and 2011, respectively, for legal services provided by Zhongsheng Law Firm. Gang Li, the brother of Mr. “James” Tie Li, was a partner of Zhongsheng Law Firm and provided legal services to us.

Private Placements

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

In August 2011, we sold 8,662,509 ordinary shares to Vicis Capital Master Fund for $1.1544 per ordinary share. The purchase was made by way of a partial exercise of an existing warrant held by Vicis Capital Master Fund, which was issued to Vicis Capital Master Fund in April 2007 and allows Vicis Capital Master Fund to purchase up to 18,666,666 ordinary shares at an exercise price of $5.00 per share. The partial exercise of that warrant was at an agreed upon reduced exercise price of $1.15 (which was equivalent to the 25 day trailing average closing price of the Company’s ADSs as of the close of business on August 17, 2011). In addition, the existing warrant held by Vicis Capital Master Fund was further amended to, among other things, (i) reduces the exercise price on the balance of the warrant (representing 10,0004,157 ordinary shares) from $5 per ordinary share to $1.15 per ordinary share, and (ii) extends the expiration date of the warrant from November 10, 2011 to December 31, 2013.

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

In addition, upon our company becoming eligible for using Form F-3, any holder of registrable securities may request us to effect a registration statement on Form F-3 for a public offering of registrable securities and we are entitled to use Form F-3, or a comparable form, for such offering. Holders of registrable securities may demand a registration on Form F-3 on unlimited occasions, although we are not obligated to affect more than two such registrations in any 12-month period.

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

B. Significant Changes

See “Item 5. Operating and Financial Review and Prospects—Going Concern” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

ITEM 9. THE OFFER AND LISTING.

A. Offering and listing details.

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “CHC” since January 25, 2010. The following table sets forth the high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High	Low
Yearly highs and lows
Year 2010	$14.80	$5.60
Year 2011	7.72	0.67
Quarterly highs and lows
First Quarter 2010	14.80	8.51
Second Quarter 2010	9.85	7.12
Third Quarter 2010	8.09	5.60
Fourth Quarter 2010	7.90	5.82
First Quarter 2011	7.64	6.90
Second Quarter 2011	7.46	2.77
Third Quarter 2011	4.49	2.01
Fourth Quarter 2011	2.04	0.67
First Quarter 2012	2.44	0.95
Monthly highs and lows
January 2010	14.80	12.28
February 2010	12.66	8.58
March 2010	10.49	8.51
April 2010	9.54	8.26
May 2010	9.85	7.14
June 2010	8.21	7.12
July 2010	8.09	5.60
August 2010	6.27	5.63
September 2010	6.19	5.68
October 2010	7.70	5.82
November 2010	7.90	6.69
December 2010	7.65	6.99
January 2011	7.47	6.92
February 2011	7.64	6.90
March 2011	7.72	7.04
April 2011	7.46	5.76
May 2011	6.53	4.23
June 2011	4.69	2.77
July 2011	4.49	3.51
August 2011	4.07	2.21
September 2011	2.65	2.01
October 2011	2.04	1.46
November 2011	0.76	0.67
December 2011	1.14	0.78
January 2012	1.40	0.95
February 2012	1.85	1.12
March 2012	2.44	1.60
April 2012 (April 1, 2012 through April 26, 2012)	2.01	1.52

On April 26, 2012, the closing sale price of our ADSs as reported on the New York Stock Exchange was $1.58 per ADS.

Our warrants are listed for trading on the New York Stock Exchange under the symbol “CHCWS” since January 25, 2010. The following table sets forth the monthly high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High	Low
Yearly highs and lows
Year 2010	$1.77	$0.28
Year 2011	0.38	0.03
Quarterly highs and lows
First Quarter 2010	1.77	0.35
Second Quarter 2010	1.19	0.35
Third Quarter 2010	1.20	0.45
Fourth Quarter 2010	0.85	0.28
First Quarter 2011	0.38	0.26
Second Quarter 2011	0.37	0.10
Third Quarter 2011	0.39	0.08
Fourth Quarter 2011	0.14	0.03
First Quarter 2012	0.05	0.01
Monthly highs and lows
January 2010	1.77	1.20
February 2010	1.55	0.95
March 2010	1.33	0.35
April 2010	1.10	0.35
May 2010	1.19	0.49
June 2010	0.97	0.48
July 2010	1.20	0.54
August 2010	0.80	0.45
September 2010	0.52	0.42
October 2010	0.72	0.39
November 2010	0.85	0.46
December 2010	0.58	0.28
January 2011	0.39	0.25
February 2011	0.38	0.26
March 2011	0.35	0.26
April 2011	0.37	0.24
May 2011	0.34	0.16
June 2011	0.22	0.10
July 2011	0.39	0.14
August 2011	0.19	0.11
September 2011	0.20	0.08
October 2011	0.14	0.05
November 2011	0.11	0.03
December 2011	0.06	0.03
January 2012	0.04	0.02
February 2012	0.04	0.01
March 2012	0.05	0.02
April 2012 (April 1, 2012 through April 26, 2012)	0.06	0.01

On April 26, 2012, the closing sale price of our warrants as reported on the New York Stock Exchange was $0.04 per warrant.

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

Board of Directors

Our board of directors consists of seven directors, including five independent directors. Directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest. However, under our code of ethics, in the event that our board of directors considers entering into a transaction which would produce a conflict of interest, interested directors must abstain from any discussion of or vote on such transaction.

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

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash, which is held primarily in interest-bearing bank deposits or investment products provided by PRC banks. The long-term loans outstanding as of

December 31, 2011 totaled $267.0 million, relating to RMB denominated loans of $14.9 million, $32.2 million, $14.0 million, $18.6 million, $15.9 million, $25.5million,$18.6 million, $11.1million, $8.9 million, $8.7 million, $24.3 million, $16.3 million, $40.6 million, $1.1million, $5.0million, $6.2 million, $5.1 million obtained by Binglangjiang, Hengda, Xineng, Xiaopengzu, Yingchuan, Wuliting, Jiulongshan, Ruiyang, Zhougongyuan, Shapulong, Yuheng, Wangkeng, Banzhu, Jinling, Jintang, Jinwei, Jinlong respectively from several financial institutions. The average interest rate on our long-term loans for 2011 was 7.00%. Assuming the principal amount of the outstanding long-term borrowings remains approximately the same as of December 31, 2011 a 1.0% increase in each applicable interest rate would add approximately $2.7 million to our interest expense in 2011. We have not used derivative financial instruments in our investment portfolio. Interest-bearing instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income, in particular interest income on the proceeds from the initial public offering and from other equity financings, may fall short of expectations due to changes in market interest rates.

Foreign currency risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic condition. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 6.4%, 0.1%, 3.0% and 4.9% in 2008, 2009, 2010 and 2011, respectively. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and reduce their level of intervention in the foreign exchange market. Because substantially all of our earnings and cash assets are denominated in Renminbi and the net proceeds from our initial public offering were denominated, and we maintain our consolidated financial statements in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Fluctuations in the Renminbi/U.S. dollar exchange rate will also affect the relative value of any dividend we reserve that will be exchanged into U.S. dollars and earnings from, and the value of, any Renminbi-denominated investments we make in the future. We have not entered into any hedging transactions that would reduce or increase our exposure to this foreign currency exchange risk. If the value of the Renminbi was to increase before we invested the proceeds from our initial public offering in assets denominated in Renminbi or to pay Renminbi-denominated expenses, the value of those U.S. dollar-denominated proceeds would be proportionally less.

Inflation

In recent years, China has not experienced significant inflation, and therefore inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 4.8%, 5.9%, -0.7%, 3.3% and 5.4% in 2007, 2008, 2009, 2010 and 2011, respectively. Based on the upward change of the Consumer Price Index in late 2007, the PRC government announced measures to restrict bank lending and investment in China in order to reduce inflationary pressures on China’s economy. The People’s Bank of China’s benchmark loan interest rate for one-year RMB denominated loans was 6.12%, 7.47%, 5.31%, 5.81% and 6.56% in 2007, 2008, 2009, 2010 and 2011, respectively.

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

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.02 or less per ADS (or portion)	•	Any cash distribution made pursuant to the deposit agreement
	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered ADS holders
	•	Depositary services
	•	Expenses of the depositary
	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	•	Converting foreign currency to U.S. dollars
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary
Taxes and other governmental charges the depositary or the As necessary custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Fees and Other Payments Made by the Depositary to Us

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs up to certain amount for the ADRs, which consist of the standard out-of-pocket legal fees and disbursements, including preparing and deposit Agreement and Form F-6. It also agreed to waive us certain value-added services fees, certain technology services fees, and certain administration and ongoing ADR holder servicing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2010 and 2011, the depository reimbursed us a gross amount of $600,000 and $526,520, respectively. The depository also waived us an amount of $97,718 for the year ended December 31, 2010 and $134,970 for the year ended December 31, 2011, for certain technology services fees such as ADR insight and certain administration ADR holder servicing fees.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2009, 2010 and 2011.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15 of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reports and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financials.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that, as of December 31, 2011, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Our registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2010	2011
	(In US $ thousands)
Audit fees(1)	$1,807	$1,251
Audit-related fees(2)	—	5

(1)	Audit fees consist of fees billed associated with the annual audit, the reviews of our interim financial statements, the audit and report on the financial statements of the entities acquired by the Company. They also include the audit and review of financial statements and other assurance services rendered in connection with our initial public offering on January 25, 2010. Fees billed for those services that are normally provided by the independent auditors in connection with regulatory filings are also included.

(2)	Audit-related fees consist of the fees paid to the independent accountants for the tax desk review for one entity.

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

ITEM 16G. CORPORATE GOVERNANCE.

Differences Between the Our Current Corporate Governance Practices and the NYSE Corporate Governance Requirements Applicable to Domestic US Companies

Our American Depositary Shares are listed on the New York Stock Exchange (the “NYSE”). As such, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE Listed Company Manual, NYSE-listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. The Listed Company Manual requires that non-US companies disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies listed on the NYSE. We are committed to a high standard of corporate governance and we believe that our corporate governance practices and guidelines are consistent, in principal, with those required of U.S. companies listed on the NYSE.

The following summarizes one significant difference between our corporate governance practices and the NYSE standards applicable to domestic U.S. companies: while shareholders of domestic U.S. companies listed on the NYSE must be given the opportunity to approve material revisions to those plans unless certain limited exceptions apply, we are permitted to follow our home country laws regarding shareholder approval of compensation plans, and, under Cayman Islands law, such approval from shareholders is not required.

Other than noted above, currently there is no significant difference between our corporate governance practices and what the NYSE requires of domestic US companies. See “Risk Factors – As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.”

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

2.5	Form of Unit Certificate (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)
4.1

2008 Share Incentive Plan of the Registrant and form of Option Agreement (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.2

Amended and Restated Warrant to Purchase the Company’s Ordinary Shares by Vicis Capital Master Fund (incorporated by reference to Exhibit 4.1 to our Report on Form 6-K filed with the SEC on August 19, 2011)

4.3

Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.4

Sino-Foreign Equity Joint Venture Contract entered into by the Registrant, Zhejiang Water Resources and Hydroelectric Investment Group Co., Ltd. and Zhejiang Guangning Hydroelectric Development Co., Ltd. on November 6, 2007 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.5

Contract for Transfer of Fifty Percent of the Equity Interests of Yunhe County Shapulong Hydropower Generation Co., Ltd. entered into by Yunhe County Yunhe State-Owned Assets Management Co., Ltd. and the Registrant on October 12, 2007 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

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
4.70

Share Transfer Contract for Yingjiang County Qingrui Husahe Power Co., Ltd. dated as of March 2, 2010 between Dehong Qinrui (Group) Power Investment and Development Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd. (incorporated by reference to Exhibit 4.70 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.71

Share Transfer Contract for Fugong County Hengda Hydropower Generation Co., Ltd. (Aluhe Hydropower Station and Zilenghe Hydropower Station) dated as of April 14, 2010 between Yunnan Minfa Hydroelectric Development Group Co., Ltd., Xiamen Minrui Investment Co., Ltd. and Fujian Huabang Hydroelectric Investment Co., Ltd. (incorporated by reference to Exhibit 4.71 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.72

Share Transfer Contract for Fugong Xineng Power Development Co., Ltd. (Latudihe Hydropower Station) dated as of April 14, 2010 between Yunnan Minhe Hydroelectric Investment Co., Ltd. and Fujian Huabang Hydroelectric Investment Co., Ltd. (incorporated by reference to Exhibit 4.72 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.73

Supplemental Agreement on the Power Purchase and Sale Contract for the Year of 2010 (Contract Number: De Dian Si 2010-011) for Binglangjiang Power Station and Binglangjiang Expanded Power Station dated as of March 31, 2010 between Yunnan Huabang Electric Power Development Co., Ltd. and Dehong Power Supply Co., Ltd. (incorporated by reference to Exhibit 4.73 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.74

Supplemental Agreement on the Power Purchase and Sale Contract for the Year of 2010 (Contract Number: 2010-009) for Husahe Cascade III & VI Power Station and Mangxian Power Station (incorporated by reference to Exhibit 4.74 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.75

Power Purchase Agreement (contract Number: De Dian Si 2009-079) (Binglangjiang expanded Power Station) dated as of November 4, 2009 between Dehong Power Supply Co., Ltd. and Yunnan Huabang Electric Power development Co. (incorporated by reference to Exhibit 4.75 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.76

Supplemental Agreement on the Power Purchase and Sale Contract for the Year of 2009 (Contract Number: De Dian Si 2009-079) (Binglangjiang expanded Power Station) dated as of November 4, 2009 between Dehong Power Supply Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd. (incorporated by reference to Exhibit 4.76 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.77

Grid Connection Agreement (Serial Number: De Dian Ru Wang No. 2009-003) dated as of July 16, 2009 between Yunnan Dehong Electric Power Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd. (incorporated by reference to Exhibit 4.77 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.78

Share Transfer Contract for Luquan Xiaopengzu Power Generation Co., Ltd. dated as of April 23, 2010 among Fujian Huabang Hydroelectric Investment Co., Ltd. and various individual parties thereto (incorporated by reference to Exhibit 4.78 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.79

Shaowu City Qianling Hydroelectric Station Grid Connection Agreement dated as of October 19, 2000 between Shaowu Power Supply Bureau (hereinafter “Party A”) and Shaowu City Jinling Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.80

Shaowu Power Supply Bureau Grid Connection and Dispatching Agreement dated December 20, 2002 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.81

Shaowu Power Supply Bureau Grid Connection and Dispatching Agreement dated December 15, 2003 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.82

Shaowu Power Supply Bureau Grid Connection and Dispatching Agreement dated October 15, 2004 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jintang Hydroelectric Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.83

Shaowu Power Supply Bureau Grid Connection and Dispatching Agreement dated October 15, 2004 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinlong Hydroelectric Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.84

Power Purchase and Sale Contract for Jinwei Hydropower Station dated as of January 2007 between Fujian Province Nanping Electric Power Industry Bureau and Shaowu City Jinwei Hydroelectric Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.85

Power Purchase and Sale Contract for Dongguan Hydropower Station dated as of March 2007 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.86

Power Purchase and Sale Contract for Qianling Hydropower Station dated as of March 2007 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.87

Power Purchase and Sale Contract for Jinjiu Hydropower Station dated as of March 2007 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.88

Power Purchase and Sale Contract for Jinlong Hydropower Station dated as of March 2007 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinlong Hydroelectric Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.89

Power Purchase and Sale Contract for Sanming Banzhu Power Station entered into by Fujian Province Electric Power Co., Ltd. and Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. on August 18, 2008 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.90

Grid Connection Economic Agreement entered into by Lishui Electric Power Bureau and Qingtian Wuliting Hydroelectric Development Co., Ltd. in October 2008 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.91

Grid Connection Economic Agreement entered into by Lishui Electric Power Bureau and Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. in October 2008 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.92

Grid Connection and Dispatching Agreement dated as of November 2008 between Lishui Electric Power Industry Bureau and Yunhe County Shapulong Hydropower Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.93

Power Purchase and Sale Contract for Jintang Hydropower Station dated as of December 2008 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jintang Hydroelectric Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.94

Employment Agreement dated as of October 1, 2008 entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and Hong Zhang (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.95

Grid Connection and Dispatching Agreement of Zhougongyuan Cascade I Power Station dated as of April 21, 2009 between Lishui Electric Power Industry Bureau and Suichang County Jiulongshan Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.96

Grid Connection and Dispatching Agreement of Zhougongyuan Cascade II Power Station dated as of April 21, 2009 between Lishui Electric Power Industry Bureau and Suichang County Jiulongshan Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.97

Grid Connection and Dispatching Agreement of Zhougongyuan Cascade III Power Station dated as of April 21, 2009 between Lishui Electric Power Industry Bureau and Suichang County Jiulongshan Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.98

Power Purchase and Sale Contract dated as of June 19, 2009 between Yunnan Dehong Power Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.99

Power Purchase and Sale Contract dated as of January 1, 2010 between Yunnan Nujiang Grid Co., Ltd. and Fugong Xineng Power Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.100

Power Purchase and Sale Contract dated as of January 1, 2010 between Yunnan Nujiang Grid Co., Ltd. and Fugong County Hengda Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.101

Power Purchase and Sale Contract of Xiaopengzu Power Plant for the Year of 2011 dated as of March 2011 between Yunnan Grid Company and Luquan Xiaopengzu Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.102

Labor Contract entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and Lianghong Tu on April 6, 2010 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.103

Grid Connection and Dispatching Agreement dated as of May 14, 2010 between Yunnan Nujiang Grid Co., Ltd. and Fugong Xineng Power Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.104

Grid Connection and Dispatching Agreement dated as of May 14, 2010 between Yunnan Nujiang Grid Co., Ltd. and Fugong County Hengda Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.105

Power Purchase and Sale Contract entered into by Sichuan Cangxi Electric Power Co., Ltd. and Sichuan Huabang Hydroelectric Development Co., Ltd. on May 17, 2010 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.106

Grid Connection and Dispatching Agreement entered into by Sichuan Cangxi Electric Power Co., Ltd. and Sichuan Huabang Hydroelectric Development Co., Ltd. on May 18, 2010 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.107

Labor Contract entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and You Li on June 17, 2010 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.108

Power Purchase and Sales Contract for Wangkeng Hydropower Station entered into by Fujian Province Electric Power Co., Ltd. and Pingnan County Wangkeng Hydroelectric Co., Ltd. on June 28, 2010 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.109

Fixed Assets Loan Contract dated as of July 15, 2010 between Fugong Xineng Power Development Co., Ltd. and Bank of China Limited, Fujian Branch (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.110

Power Purchase and Sale Contract dated as of July 16, 2010 between Lishui Electric Power Industry Bureau and Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.111

Power Purchase and Sale Contract dated as of July 16, 2010 between Lishui Electric Power Industry Bureau and Suichang County Jiulongshan Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.112

Grid Connection and Dispatching Agreement dated as of August 11, 2010 between Dehong Power Supply Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.113

Grid Connection and Dispatching Agreement for Husahe III Power Station dated as of August 11, 2010 between Dehong Power Supply Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.114

Grid Connection and Dispatching Agreement for Husahe IV Power Station dated as of August 11, 2010 between Dehong Power Supply Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.115

Grid Connection and Dispatching Agreement for Mangxian Power Station dated as of August 11, 2010 between Dehong Power Supply Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.116

Agricultural Bank of China Fixed Assets Loan Contract and Installment Repayment Agreement dated as of August 26, 2010 between Yunnan Huabang Electric Power Development Co., Ltd. and Agricultural Bank of China, Yingjiang County Sub-branch (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.117

Share Purchase Agreement for Shaowu City Jinling Power Generation Co., Ltd. dated as of September 28, 2010 among Fujian Huabang Hydroelectric Investment Co., Ltd., Fujian Taiyu Investment (Group) Co., Ltd., Shaowu City Fengyi Power Development Co., Ltd. and Jianyang City Xinguang Power Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.118

Grid Connection and Dispatching Agreement for Wangkeng Hydropower Station entered into by Fujian Province Electric Power Co., Ltd. Ningde Electric Power Industry Bureau and Pingnan County Wangkeng Hydroelectric Co., Ltd. on September 30, 2010 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.119

Share Transfer Contract for Jinping Kanghong Hydroelectric Development Co., Ltd. dated as of November 6, 2010 among Luquan Xiaopengzu Power Generation Co., Ltd. and various individual parties thereto (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.120

Transfer Contract Regarding 10% of the Equity of Pingnan County Wangkeng Hydroelectric Co., Ltd. dated as of November 22, 2010 between Sanming City Chenyang Hydroelectric Co., Ltd. and Fujian Huabang Hydroelectric Investment Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.121

Fixed Assets Loan Contract dated as of December 24, 2010 between Pingnan County Yuheng Hydroelectric Co., Ltd. and Bank of China Limited, Fujian Branch (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.122

Supplemental Agreement on the Power Purchase and Sale Contract for the Year of 2011 (Contract Number: De Dian Si 2011-079) (Binglangjiang expanded Power Station) dated as of December 29, 2010 between Dehong Power Supply Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.123

Grid Connection and Dispatching Agreement for Jinwei Hydropower Plant dated as of December 24, 2010 between Fujian Province Electric Power Co., Ltd. Nanping Electric Power Industry Bureau and Shaowu City Jinwei Hydroelectric Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.124

Supplemental Agreement on Power Purchase and Sale Contract for the Year of 2011 dated as of December 29, 2010 between Dehong Power Supply Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.125

Supplemental Agreement to Power Purchase and Sale Contract entered into by Yunnan Huabang Electric Power Development Co., Ltd. and Yunnan Dehong Electric Power Co., Ltd. on December 29, 2010 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.126

Fixed Assets Loan Contract dated as of December 31, 2010 between Fugong County Hengda Hydroelectric Development Co., Ltd. and Bank of China Limited, Yunnan Branch (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.127

Labor Contract entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and Jin Cao on 1 January 2011 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.128

Fixed Assets Loan Contract dated as of January 7, 2011 between Fugong County Hengda Hydroelectric Development Co., Ltd. and Bank of China Limited, Fujian Branch (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.129

Grid Connection and Dispatching Agreement dated as of March 2010 between Yunnan Grid Company and Luquan Xiaopengzu Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.130

Grid Connection and Dispatching Agreement dated as of September 30, 2010 between Fujian Province Electric Power Co., Ltd. Sanming Power Industry Bureau and Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.131

Employment Agreement dated August 1, 2010 entered into between Beijing A.B.C. Investment Consulting Co., Ltd. and Jianbin Zhou (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.132

Employment Agreement entered into between Beijing A.B.C. Investment Consulting Co., Ltd. and Huakang Xiong (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

8.1	Subsidiaries of the Registrant
10.1

Warrant Exercise Agreement dated August 19, 2011 between China Hydroelectric Corporation and Vicis Capital Master Fund (incorporated by reference to Exhibit 4.1 to our Report on Form 6-K filed with the SEC on August 19, 2011)

10.2	Translation of Share Transfer Agreement for Pingnan County Yuanping Hydroelectric Co., Ltd. dated December 3, 2011 between China Hydroelectric Corporation and Mr. You Lang Fei.
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

Date: April 27, 2012

CHINA HYDROELECTRIC CORPORATION

/s/ John D. Kuhns Name: John D. Kuhns Title: Chairman and Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHINA HYDROELECTRIC CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
China Hydroelectric Corporation

          We have audited the accompanying consolidated balance sheets of China Hydroelectric Corporation as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Hydroelectric Corporation at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

          The accompanying financial statements have been prepared assuming that China Hydroelectric Corporation will continue as a going concern. As more fully described in Note 2(a), the Company has a net working capital deficiency which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter also are described in Note 2(a). The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Hydroelectric Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion thereon.

/s/Ernst & Young Hua Ming
Beijing, People’s Republic of China
April 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
China Hydroelectric Corporation

          We have audited China Hydroelectric Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). China Hydroelectric Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          In our opinion, China Hydroelectric Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Hydroelectric Corporation as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholder’s equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated April 27, 2012 expressed an unqualified opinion thereon and included an explanatory paragraph regarding China Hydroelectric Corporation’s ability to continue as a going concern.

/s/Ernst & Young Hua Ming
Beijing, People’s Republic of China
April 27, 2012

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2011
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

		December 31,

	Notes	2010	2011

A S S E T S
Current assets:
Cash and cash equivalents		33,457	8,391
Accounts receivable (net of allowance for doubtful accounts of US$nil as of December 31, 2010 and 2011)	4	4,359	4,246
Deferred tax assets	13	1,260	1,799
Amounts due from related parties (net of allowance for doubtful accounts of US$nil and US$1,334 as of December 31, 2010 and 2011)	26	5,950	—
Prepayments and other current assets (net of provision for impairment allowance of US$nil and US$714 as of December 31, 2010 and 2011)	5	8,221	2,999
Assets classified as held-for-sale	6	—	21,693

Total current assets		53,247	39,128

Non-current assets:
Property, plant and equipment, net	7	583,686	580,964
Land use rights, net	10	48,944	50,666
Intangible assets, net	8	6,249	5,788
Goodwill	9	136,635	135,651
Deferred tax assets	13	986	1,767
Other non-current assets		709	951

Total non-current assets		777,209	775,787

TOTAL ASSETS		830,456	814,915

L I A B I L I T I E S A N D S H A R E H O L D E R S ’ E Q U I T Y
Current liabilities:
Accounts payable		5,551	5,251
Short-term loans	14	17,742	20,881
Current portion of long-term loans	14	60,798	51,651
Amounts due to related parties	26	12,866	12,174
Deferred tax liabilities	13	—	536
Accrued expenses and other current liabilities	11	66,763	75,002
Warrant liabilities		—	440
Liabilities directly associated with the assets classified as held-for-sale	6	—	11,920

Total current liabilities		163,720	177,855

Non-current liabilities:
Long-term loans	14	224,297	215,382
Deferred tax liabilities	13	25,350	26,563
Other non-current liabilities	15	106	237

Total non-current liabilities		249,753	242,182

Total liabilities		413,473	420,037

Shareholders’ equity
China Hydroelectric Corporation shareholders’ equity:
Ordinary shares (par value US$0.001 per share, 400,000,000 shares authorized as of December 31, 2010 and 2011; 153,295,516 and 161,989,097 shares issued and outstanding as of December 31, 2010 and 2011)	18	153	162
Additional paid-in capital		495,652	509,499
Accumulated other comprehensive income		22,922	42,968
Accumulated deficit		(112,840)	(158,229)

Total China Hydroelectric Corporation shareholders’ equity		405,887	394,400
Noncontrolling interests		11,096	478

Total shareholders’ equity		416,983	394,878

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		830,456	814,915

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF
OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,

	Notes	2009	2010	2011

Revenues		34,327	63,280	57,544
Cost of revenues		(16,458)	(23,970)	(32,545)

Gross profit		17,869	39,310	24,999

Operating expenses:
General and administrative expenses (including share-based compensation expenses of US$571, US$3,615 and US$10,479 in 2009, 2010 and 2011)		(9,003)	(19,307)	(29,028)

Total operating expenses		(9,003)	(19,307)	(29,028)

Operating income (loss)		8,866	20,003	(4,029)

Interest income		510	1,190	102
Interest expense	21	(13,359)	(15,167)	(26,550)
Changes in fair value of warrant liabilities	17	(13,793)	365	951
Exchange loss		(23)	(855)	(851)
Share of losses in an equity investee		(70)	—	—
Impairment loss on goodwill	9	—	—	(11,388)
Impairment loss on long-lived assets	7	—	—	(11,590)
Other (loss) income, net	23	(225)	122	(348)

(Loss) income before income tax expense		(18,094)	5,658	(53,703)
Income tax expense	12	(1,433)	(3,557)	(1,549)

Net (loss) income from continuing operations		(19,527)	2,101	(55,252)

Net income (loss) from discontinued operations (net of income tax (expense) benefit of US$(59), US$197 and US$(79) in 2009, 2010 and 2011)	6	99	1,884	(38)

Net (loss) income		(19,428)	3,985	(55,290)

Less:
Net loss (income) attributable to noncontrolling interests		32	(243)	9,901

Net (loss) income attributable to China Hydroelectric Corporation shareholders		(19,396)	3,742	(45,389)

- Continuing operations		(19,495)	1,858	(45,351)

- Discontinued operations		99	1,884	(38)

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,

	Notes	2009	2010	2011

Less:
Cumulative dividends on Series A convertible redeemable preferred shares	16	(19,836)	(1,989)	—
Cumulative dividends on Series B convertible redeemable preferred shares	16	(14,412)	(1,412)	—
Cumulative dividends on Series C convertible redeemable preferred shares	16	(356)	(162)	—
Accretion of beneficial conversion feature on Series A convertible redeemable preferred shares	16	—	(6,990)	—
Accretion of beneficial conversion feature on Series B convertible redeemable preferred shares	16	—	(5,040)	—
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	16	—	(222)	—
Changes in redemption value of Series C convertible redeemable preferred shares	16	(1,872)	—	—

Loss attributable to ordinary shareholders		(55,872)	(12,073)	(45,389)

Net (loss) income attributable to ordinary shareholders per share	19	(3.59)	(0.08)	(0.29)
—From continuing operations – basic and diluted		(3.59)	(0.09)	(0.29)
—From discontinued operations – basic and diluted		0.00	0.01	(0.00)
Weighted average number of ordinary shares used in computing:
Net (loss) income attributable to ordinary shareholders per share – basic and diluted	19	15,541,666	143,253,450	156,505,076
Net (loss) income attributable to ordinary shareholders per ADS (equivalent to three ordinary shares)	19	—	(0.25)	(0.87)
—From continuing operations – basic and diluted		—	(0.29)	(0.87)
—From discontinued operations – basic and diluted		—	0.04	(0.00)
Weighted average number of ADS used in computing:
Net (loss) income attributable ordinary shareholders per ADS – basic and diluted		—	47,751,150	52,168,358

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	For the Years Ended December 31,

	2009	2010	2011

Cash flows from operating activities:
Net (loss) income	(19,428)	3,985	(55,290)
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Depreciation of property, plant and equipment	11,645	15,834	21,984
Amortization of land use rights	754	935	1,144
Amortization of intangible assets	182	161	213
Impairment loss on goodwill	—	—	11,388
Impairment loss on long-lived assets	—	—	11,590
Deferred income taxes	795	(656)	(485)
Share of losses in an equity investee	70	—	—
Changes in fair value of warrant liabilities	13,793	(365)	(951)
Amortization of debt issuance costs	23	19	19
Accretion of guarantee fee payable	10	—	—
Accretion of guarantee deposit	45	391	—
Amortization of unfavorable contract obligations	(660)	(586)	—
Amortization of government grant	—	(6)	(3)
Share-based compensation expense	571	3,615	10,479
Loss from disposal of property, plant and equipment	276	73	266
Remeasurement gain on pre-existing interest in an equity investee at acquisition-date fair value	(105)	—	—
Exchange loss	23	855	851
Provision for impairment allowance on prepayments and other current assets	—	—	696
Provision for allowance for doubtful accounts on amounts due from a related party	—	—	1,302
Net pension cost recognized	—	—	173
Changes in operating assets and liabilities:
Accounts receivable	(3,674)	5,426	242
Amounts due from an equity investee	(125)	—	—
Amounts due from related parties	13	(1,487)	—
Prepayments and other current assets	304	3,703	310
Other non-current assets	969	(138)	(344)
Accounts payable	(1)	690	(42)
Amounts due to related parties	(2)	—	—
Accrued expenses and other current liabilities	(4,265)	10,089	(1,903)
Other non-current liabilities	—	584	5

Net cash generated from operating activities	1,213	43,122	1,644

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	(32,283)	(43,213)	(19,330)
Advances to an acquired business prior to the acquisition date	—	(43,548)	—
Cash deposit for potential acquisitions	—	(9,475)	(696)
Acquisition of an intangible asset	(1,025)	—	—
Acquisition of land use rights	—	(223)	—
Acquisition of property, plant and equipment	(1,757)	(2,927)	(1,490)
Proceeds from disposal of property, plant and equipment	190	3	112
Payment to contractors for construction projects	(13,380)	(4,223)	(3,330)
Loans to an equity investee	(3,937)	—	—
Repayment of loans by an equity investee	3,486	—	—

Net cash used in investing activities	(48,706)	(103,606)	(24,734)

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	For the Years Ended December 31,

	2009	2010	2011

Cash flows from financing activities:
Purchase of subsidiary shares from noncontrolling interests	(2,490)	—	(1,204)
Proceeds from issuance of convertible redeemable preferred shares	20,000	—	—
Proceeds from loans from related parties	—	2,247	1,263
Proceeds from short-term loans	4,391	8,327	23,066
Proceeds from long-term loans	129,234	23,805	45,823
Proceeds from initial public offering	—	96,000	—
Proceeds from exercised warrants	—	—	10,036
Proceeds from loans from third parties	—	—	17,456
Payment of deferred initial public offering costs	(7,142)	(10,012)	—
Payment of convertible redeemable preferred shares issuance costs	(1,872)	—	—
Payment of debt issuance costs	(299)	—	—
Repayment of short-term bank loans	(6,082)	(7,206)	(20,889)
Repayment of long-term bank loans	(95,287)	(50,717)	(66,955)
Repayment of loans from third parties	—	—	(10,637)

Net cash provided by (used in) financing activities	40,453	62,444	(2,041)

Net (decrease) increase in cash and cash equivalents	(7,040)	1,960	(25,131)

Effect of changes in exchange rate on cash and cash equivalents	(35)	(121)	76

Cash and cash equivalents at the beginning of the year	38,693	31,618	33,457

Cash and cash equivalents at the end of the year	31,618	33,457	8,402

Supplementary disclosure of cash flow information
Interest paid	14,051	15,812	22,928
Income taxes paid	1,015	1,261	2,333
Non-cash activities:
Non-cash portion of deferred initial public offering costs	1,640	1,036	—
Convertible redeemable preferred shares issued as dividends	34,604	3,563	—
Conversion of convertible redeemable preferred shares into ordinary shares	—	119,754	—
Non-cash portion of acquisition of subsidiaries	720	11,333	1,825
Non-cash portion of acquisition of property, plant and equipment	1,072	2,741	9,595
Non-cash portion of disposal of property, plant and equipment	—	—	20

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	China Hydroelectric Corporation shareholders

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity (deficit)	Comprehensive income (loss)

Balance at December 31, 2008	15,541,666	16	38,241	10,819	(44,895)	750	4,931	—

Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—	—	(19,836)	—	(19,836)	—
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—	—	(14,412)	—	(14,412)	—
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	—	—	(356)	—	(356)	—
Changes in redemption value of Series C convertible redeemable preferred shares	—	—	—	—	(1,872)	—	(1,872)	—
Purchase of subsidiary shares from noncontrolling interests	—	—	(2,561)	—	—	71	(2,490)	—
Share-based compensation expenses	—	—	571	—	—	—	571	—
Foreign currency translation adjustment	—	—	—	246	—	—	246	246
Net loss	—	—	—	—	(19,396)	(32)	(19,428)	(19,428)

Balance at December 31, 2009	15,541,666	16	36,251	11,065	(100,767)	789	(52,646)	(19,182)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	China Hydroelectric Corporation shareholders

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity (deficit)	Comprehensive income (loss)

Balance at December 31, 2009	15,541,666	16	36,251	11,065	(100,767)	789	(52,646)	—
Issuance of ordinary shares upon initial public offering	18,000,000	18	65,083	—	—	—	65,101	—
Issuance of warrants (Note 17)	—	—	7,200	—	—	—	7,200	—
Reclassification of warrant liabilities upon initial public offering (Note 17)	—	—	13,968	—	—	—	13,968	—
Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—	—	(1,989)	—	(1,989)	—
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—	—	(1,412)	—	(1,412)	—
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	—	—	(162)	—	(162)	—
Conversion of Series A convertible redeemable preferred shares into ordinary shares	63,016,780	62	186,467	—	—	—	186,529	—
Conversion of Series B convertible redeemable preferred shares into ordinary shares	50,795,457	51	150,304	—	—	—	150,355	—
Conversion of Series C convertible redeemable preferred shares into ordinary shares	5,941,613	6	20,512	—	—	—	20,518	—
Beneficial conversion feature on Series A convertible redeemable preferred shares upon conversion into ordinary shares	—	—	6,990	—	—	—	6,990	—
Accretion of beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	—	—	(6,990)	—	(6,990)	—
Beneficial conversion feature on Series B convertible redeemable preferred shares upon conversion into ordinary shares	—	—	5,040	—	—	—	5,040	—
Accretion of beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	—	—	(5,040)	—	(5,040)	—
Beneficial conversion feature on Series C convertible redeemable preferred shares upon conversion into ordinary shares	—	—	222	—	—	—	222	—
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	—	—	(222)	—	(222)	—
Noncontrolling interest in acquired subsidiaries	—	—	—	—	—	10,064	10,064	—
Share-based compensation expenses	—	—	3,615	—	—	—	3,615	—
Foreign currency translation adjustment	—	—	—	11,857	—	—	11,857	11,857
Net loss	—	—	—	—	3,742	243	3,985	3,985

Balance at December 31, 2010	153,295,516	153	495,652	22,922	(112,840)	11,096	416,983	15,842

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	China Hydroelectric Corporation shareholders

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity (deficit)	Comprehensive income (loss)

Balance at December 31, 2010	153,295,516	153	495,652	22,922	(112,840)	11,096	416,983	—
Reclassification of warrants from equity to liability	—	—	(1,391)	—	—	—	(1,391)	—
Exercise of warrants	8,693,581	9	9,666	—	—	—	9,675	—
Purchase of subsidiary shares from noncontrolling interests	—	—	(4,907)	—	—	(1,032)	(5,939)	—
Share-based compensation expenses	—	—	10,479	—	—	—	10,479	—
Net losses not recognized immediately as a component of net periodic pension cost	—	—	—	(33)	—	—	(33)	(33)
Foreign currency translation adjustment	—	—	—	20,079	—	315	20,394	20,394
Net loss	—	—	—	—	(45,389)	(9,901)	(55,290)	(55,290)

Balance at December 31, 2011	161,989,097	162	509,499	42,968	(158,229)	478	394,878	(34,929)

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

          On January 25, 2010, the Company completed an initial public offering (“IPO”), whereby the Company issued 6,000,000 units of securities at US$16.00 per unit. Each unit consists of one American Depository Share (“ADS”) priced at US$14.80 and one warrant priced at US$1.20. Each ADS represents three ordinary shares and each warrant entitles the holder to purchase three ordinary shares for an exercise price of US$15.00. The IPO yielded aggregate gross proceeds of US$96,000. The proceeds, net of applicable expenses, are used to acquire hydroelectric operating companies and assets and to develop new hydroelectric power projects in China, for working capital and for general corporate purposes.

          The Company does not conduct any substantive operation of its own and conducts its primary business operations through its subsidiaries. During the years ended December 31, 2009, 2010 and 2011, the Company made three, six and one acquisitions of hydroelectric entities, respectively. Details of the acquisition made in 2011 are disclosed in Note 3.

          As of December 31, 2011, the Company’s subsidiaries included the following entities:

	Place of Incorporation	Date of Establishment/ Acquisition	Percentage of Ownership	Principal Activities

Subsidiaries

Beijing A.B.C. Investment Consulting Co., Ltd. (“ABC”)	PRC	April 19, 2007	100%	Provision of general and administrative services to group companies
Yunnan Huabang Electric Power Development Co., Ltd. (“Binglangjiang”)	PRC	April 25, 2007	100%	Operation and development of hydroelectric assets
Sichuan Huabang Hydroelectric Development Co., Ltd. (“Liyuan”)	PRC	May 21, 2007	100%	Operation and development of hydroelectric assets
Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. (“Yingchuan”)	PRC	January 31, 2008	100%	Operation and development of hydroelectric assets
Qingtian Wuliting Hydroelectric Development Co., Ltd. (“Wuliting”)	PRC	January 31, 2008	100%	Operation and development of hydroelectric assets
Suichang County Jiulongshan Hydroelectric Development Co., Ltd. (“Jiulongshan”)	PRC	January 31, 2008	100%	Operation and development of hydroelectric assets
China Hydroelectric Corporation (Hong Kong) Limited (“CHC HK”)	Hong Kong (“HK”)	June 25, 2008	100%	Investment holding company
Pingnan County Yuheng Hydropower Co., Ltd. (“Yuheng”)	PRC	October 21, 2008	100%	Operation and development of hydroelectric assets

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

	Place of Incorporation	Date of Establishment/ Acquisition	Percentage of Ownership	Principal Activities

Pingnan County Wangkeng Hydroelectric Co., Ltd. (“Wangkeng”)	PRC	October 21, 2008	100%	Operation and development of hydroelectric assets
Pingnan County Yuanping Hydroelectric Co., Ltd. (“Yuanping”)	PRC	October 22, 2008	100%	Operation and development of hydroelectric assets
Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. (“Banzhu”)	PRC	October 22, 2008	100%	Operation and development of hydroelectric assets
Sun Power Asia Limited (“Sunpower”)	HK	November 14, 2008	100%	Investment holding company
Yunhe County Shapulong Hydropower Generation Co., Ltd. (“Shapulong”)	PRC	August 3, 2009	100%	Operation and development of hydroelectric assets
Zhejiang Longquan Ruiyang Cascaded II Hydropower Plant Co., Ltd. (“Ruiyang”)	PRC	August 20, 2009	100%	Operation and development of hydroelectric assets
Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. (“Zhougongyuan”)	PRC	December 3, 2009	100%	Operation and development of hydroelectric assets
Fujian Huabang Hydroelectric Investment Co., Ltd. (“Fujian Huabang”)	PRC	January 14, 2010	100%	Investment holding
Henan Wuyue Storage Power Generation Co., Ltd. (“Wuyue”)	PRC	March 23, 2010	79%	Development of hydroelectric assets
Yingjiang County Qinrui Husahe Power Co., Ltd. (“Husahe”)	PRC	April 19, 2010	100%	Operation and development of hydroelectric assets
Fugong County Hengda Electric Power Development Co., Ltd. (“Hengda”)	PRC	June 22, 2010	100%	Operation and development of hydroelectric assets
Fugong County Xineng Electric Power Development Co., Ltd. (“Xineng”)	PRC	August 16, 2010	100%	Operation and development of hydroelectric assets
Luquan Xiaopengzu Power Generation Co., Ltd. (“Xiaopengzu”)	PRC	September 8, 2010	100%	Operation and development of hydroelectric assets
Shaowu City Jinling Power Generation Co., Ltd. (“Jinling”)	PRC	December 30, 2010	100%	Operation and development of hydroelectric assets
Shaowu City Jinlong Hydropower Co., Ltd. (“Jinlong”)	PRC	December 30, 2010	55%	Operation and development of hydroelectric assets
Shaowu City Jintang Hydropower Co., Ltd. (“Jintang”)	PRC	December 30, 2010	74%	Operation and development of hydroelectric assets
Shaowu City Jinwei Hydropower Co., Ltd. (“Jinwei”)	PRC	December 30, 2010	74%	Operation and development of hydroelectric assets
Jinping Kanghong Hydroelectric Development Co., Ltd., (“Dazhaihe”)	PRC	April 10, 2011	100%	Operation and development of hydroelectric assets

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

          The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Certain comparative amounts have been reclassified to conform with the current year’s presentation.

          The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

          As of December 31, 2011, the Group had working capital deficiency of US$138,727. This factor raises substantial doubt about the Company’s ability to continue as a going concern. The continued operation of the Group is dependent upon the Group’s ability in raising additional capital, obtaining additional financing and improving future operating and financial results. Therefore, the Company may not be able to realize its assets and discharge its liabilities in the normal course of business. In view of this, management has taken steps to actively pursue additional capital and financing. On December 3, 2011, the Company entered into an equity purchase and sale agreement with a third-party to dispose Yuanping, a wholly-owned subsidiary of the Company, for cash consideration of US$11,276 (RMB71,050) (Note 6). The disposal was completed on March 2, 2012. In addition, the Group received gross proceeds of US$11,744 through long-term borrowings from banks and other non-financial institutions between January 1, 2012 and March 31, 2012.

          While the Company strongly believes that its capital resources will be sufficient in the near term, there is no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. Furthermore, there is no assurance that any additional financing, if available, will be obtainable on terms satisfactory or attractive to the Company.

          The accompanying consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities that might have been necessary should the Company not be able to continue in existence as a going concern.

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

          For business combinations with the acquisition date on or after January 1, 2009, the Group accounted for the transactions in accordance with ASC sub-topic 805-10 (“ASC 805-10”), Business Combinations: Overall. ASC 805-10 requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. During the measurement period, which shall not exceed one year from the acquisition date, the Company recognizes adjustments to the provisional amounts of acquisition-date fair value and the resulting goodwill for new information obtained as if the accounting for the business combination had been completed at the acquisition date. The comparative information for prior periods presented in the consolidated financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          For a component of the Group that either has been disposed of or is classified as held-for-sale, the Group accounted for the result of operations of the component as a discontinued operation in accordance with ASC sub-topic 205-20 (“ASC 205-20”), Presentation of Financial Statements when (1) the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Group as a result of the disposal transaction; and (2) the Group will not have any significant continuing involvement in the operations of the component after the disposal transaction.

          The Company accounted for the purchase of additional ownership in its subsidiary from noncontrolling interests as an equity transaction in accordance with ASC sub-topic 810-10 (“ASC 810-10”), Consolidation: Overall. The carrying amount of the noncontrolling interest is adjusted to reflect the change in the Group’s ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted is recognized in additional paid-in capital.

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

(d) Fair value measurement

          Financial instruments include cash and cash equivalents, accounts receivable, certain other current assets, accounts payable, certain other liabilities, short-term loans, long-term loans, convertible redeemable preferred shares and warrants. The carrying values of these financial instruments, other than long-term loans, convertible redeemable preferred shares, and warrants, approximate their fair values due to their short-term maturities. The warrants issued in connection with the convertible notes and the IPO were recorded in equity at the fair value as determined on the day of issuance (Note 17). The convertible redeemable preferred shares were initially recorded at issue price net of issuance costs. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the convertible redeemable preferred shares to equal the redemption value at the end of each reporting period. All of the convertible redeemable preferred shares were automatically converted into ordinary shares on January 25, 2010, the date of the Company’s IPO (Note 16). The warrants issued in connection with the convertible redeemable preferred shares were recorded as a liability at fair value as determined on the day of issuance and subsequently adjusted to the fair value at each reporting date (Note 17). Upon the closing of the Company’s IPO, these warrants issued in connection with the convertible redeemable preferred shares were reclassified from liability to equity at the fair value immediately prior to such reclassification (Note 17). During the year ended December 31, 2011, certain warrants were reclassified from equity to liability upon modification of terms (Note 17). These amended warrants were recorded as liabilities at fair value on the day of modification and subsequently adjusted to the fair-value at each reporting date. The Group, with the assistance of independent third party valuation firms, determined the fair values of the convertible redeemable preferred shares and warrants.

          The carrying values of long-term loans approximate their fair values due to the fact that the interest rates on these loans are reset each year based on prevailing market interest rates.

          The Group applied the provisions of ASC sub-topic 820-10 (“ASC 820-10”), Fair Value Measurements and Disclosures: Overall, in measuring fair value. ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

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

          In accordance with ASC 820-10, the Group measures the fair value of money market funds included in cash equivalents using the market approach based on quoted market prices. The warrant liabilities were valued using the income approach based on inputs that are unobservable in the market (Level 3).

          All assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 are summarized below:

	Quoted price in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

	US$	US$	US$
Money market funds in cash equivalent	807	—	—
Warrant liabilities (Note 17)	—	—	440

	807	—	440

          The following table presents reconciliation of warrant liabilities measured at fair value on a recurring basis using significant unobservable inputs for year ended December 31, 2011:

Warrant liabilities

US$

Balance as of December 31, 2010	—
Reclassification of Amended Warrants from equity to liability (Note 17)	1,391
Unrealized gains	(951)

Balance as of December 31, 2011	440

          Unrealized gains of US$951 for the year ended December 31, 2011 were recorded in “changes in fair value of warrant liabilities” in the consolidated statements of operations.

          All assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2011 are summarized below:

	Quoted price in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total loss

	US$	US$	US$
Construction in progress	—	—	—	(11,590)
Goodwill	—	—	135,651	(11,388)

	—	—	135,651	(22,978)

          In accordance with ASC 360-10, construction in progress of Wuyue with a carrying amount of US$11,590 was written down to its fair value of zero, resulting in an impairment charge of US$11,590, which was included in the statements of operations for the year ended December 31, 2011 (Note 7).

          In accordance with ASC 350-20, goodwill with a carrying amount of US$147,039 was written down to its implied fair value of US$135,651, resulting in an impairment charge of US$11,388, which was included in the statements of operations for the year ended December 31, 2011 (Note 9).

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

(i) Property, plant and equipment

          Property, plant and equipment are recorded at cost less accumulated depreciation. The depreciable amount of an item of property, plant and equipment is its cost less its estimated residual value, if any. The residual value is calculated by taking the price such an asset would fetch at the reporting date, with the assumption that it was already in the condition it will be in at the end of its useful life. Depreciation is recorded on a straight-line basis over the following estimated useful lives:

Dams and reservoirs	30-49 years
Buildings	8-50 years
Machinery	1-30 years
Transportation equipment	1-11 years
Electronic equipment and others	1-15 years

          For property, plant and equipment acquired through a business combination, depreciation is recorded on a straight-line basis over their respective remaining estimated useful lives. The useful lives, residual values and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate.

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

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposal of assets are recorded by removing the cost and accumulated depreciation, with any resulting gain or loss reflected in the consolidated statements of operations.

(j) Goodwill and intangible assets

          Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. ASC sub-topic 350-10 (“ASC 350-10”), Intangibles—Goodwill and Other: Overall, requires that goodwill be tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group assigns and assesses goodwill for impairment at the reporting unit level at each reporting date. The Group determines that each reporting unit is identified at the component level, which is one level below the operating segment.

          The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined through the income approach by computing the future discounted cash flows expected to be generated by the reporting unit and is dependent on a number of significant entity specific assumptions, including plant utilization rate, electricity sales volumes and tariffs, costs of production, capital expenditures, working capital changes and the discount rate. The discount rate is commensurate with the risk inherent in the projected cash flows and reflects the rate of return required by an investor in the current economic conditions. For reporting units to be disposed of subsequent to the reporting date, the market approach is used where estimates of prices reasonably expected to be realized from the sale of the reporting units are used to determine the fair value of each reporting unit.

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

          The Group recognized goodwill impairment loss of US$nil, US$nil and US$11,388 for the years ended December 31, 2009, 2010 and 2011, respectively (Note 9).

          Intangible assets are carried at cost less accumulated amortization. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets. The estimated useful life for the intangible assets as of December 31, 2011 is as follows:

Development right of Binglangjiang Phase II	30 years
Water use right of Wanquan Power Generation Co., Ltd.	30 years
Dam use right of Dongguan	40 years

          The Group reviews and adjusts the carrying value of the intangible assets if facts and circumstances suggest the intangible assets may be impaired (Note 2(m)). The Group assessed and concluded that there was no impairment for intangible assets in any of the years presented.

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

(l) Asset retirement obligations

          ASC sub-topic 410-20 (“ASC 410-20”), Asset Retirement Obligations, requires companies to record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The value of the liability is capitalized as part of the carrying amount of the related long-lived asset. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. The Group’s asset retirement obligations relate primarily to the restoration of leased lands under land use rights granted by the local government to their original condition. Asset retirement obligations as of December 31, 2010 and 2011 were insignificant.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

(m) Impairment of long-lived assets

          The Group evaluates its long-lived assets, including property, plant and equipment, land use rights and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be recoverable in accordance with ASC sub-topic 360-10 (“ASC 360-10”), Property, Plant, and Equipment: Overall. When these events occur, the Group assesses the recoverability of long-lived assets by comparing the carrying amount of the assets to the expected future undiscounted cash flows resulting from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The Group recognized impairment loss on long-lived assets of US$nil, US$nil and US$11,590 for the years ended December 31, 2009, 2010 and 2011, respectively.

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

(o) Comprehensive income (loss)

          Comprehensive income is defined as the change in shareholders’ equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income (loss) is reported in the consolidated statements of shareholders’ equity. Accumulated other comprehensive income (loss) of the Group includes the cumulative foreign currency translation adjustments and net losses not recognized immediately as a component of net periodic pension cost of a defined benefit plan.

(p) Revenue recognition

          The Group’s revenue is derived from the sale of electricity. Revenues are recognized when the following four criteria are met as prescribed by ASC sub-topic 605-10 (“ASC 605-10”), Revenue Recognition: Overall: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. The Group considers the terms of each arrangement to determine the appropriate accounting treatment. Revenue is generally earned and recognized upon transmission of electricity to the power grid controlled and owned by the respective regional or provincial grid companies. For transactions in which electricity has been transmitted to the power grid without a fixed or determinable unit price per kWh while the tariff is pending approval of the regional or provincial pricing bureau, cash received in exchange for the transmission of electricity to the power grid controlled by the respective regional or provincial grid companies has been recorded as customer deposits until such time the price becomes fixed and determinable. When the price becomes fixed and determinable, all or a portion of the customer deposits will be recognized as revenue. The Group does not defer the related cost of revenues, which is charged to expense as incurred. No customer deposits were recognized as of December 31, 2010 and 2011. The Group has not offered any discounts or rebates to its customers nor does it provide for refunds in its sales contracts with customers.

          The Company’s subsidiaries are subject to withholding value-added tax (“VAT”) on the revenues earned in the PRC. The applicable rate of VAT is 6% for small hydroelectric power projects with a total installed capacity of 50 megawatts or less and 17% for large hydroelectric power projects with a total installed capacity of over 50 megawatts. For the year ended December 31, 2009, the lower VAT rate of 6% was applied to the hydroelectric power projects of Binglangjiang, Liyuan, Yingchuan, Wuliting, Yuheng, Shapulong, Ruiyang and Yuanping and the VAT rate of 17% was applied to the hydroelectric power projects of Banzhu, Wangkeng, Jiulongshan and Zhougongyuan. For the years ended December 31, 2010 and 2011, the lower VAT rate of 6% was applied to the hydroelectric power projects of Binglangjiang, Liyuan, Yingchuan, Wuliting, Yuheng, Yuanping, Jiulongshan, Zhougongyuan, Shapulong, Ruiyang, Husahe, Hengda, Xineng, Xiaopengzu, Jinling, Jinlong, Jintang and Jinwei, and the VAT rate of 17% was applied to the hydroelectric power projects of Banzhu and Wangkeng. VAT on revenues earned from the sale of electricity by the Group to its customers for the years ended December 31, 2009, 2010 and 2011 were US$3,742, US$5,728 and US$4,583, respectively. The Group has recognized revenues net of VAT in the consolidated statements of operations.

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

          The Company recognizes the tax benefit for the excess of the tax basis over the financial reporting basis (or the tax liability when the financial reporting basis exceeds the tax basis) (“outside basis difference”) of an investment in subsidiary in accordance with ASC sub-topic 740-30 (“ASC 740-30”), Income Taxes: Recognition, when it is apparent that the temporary differences will reverse in the foreseeable future. If it is more likely than not that a deferred tax liability will be realized as a result of the decision to dispose of a subsidiary, the tax liability would be recorded when the disposal group is classified as held for sale even though any gain expected upon disposal cannot be recognized until the sale is consummated.

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

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

(x) Long-lived assets to be disposed of and discontinued operations

          The Company accounts for a long-lived asset to be disposed of other than by sale in accordance with the provisions of ASC sub-topic 360-10 (“ASC 360-10”), Impairment and Disposal of Long-Lived Assets, where such long-lived asset continues to be classified as held and used until it is disposed of. When a long-lived asset ceases to be used, the carrying amount of the asset is written down to its salvage value, if any.

          The Company accounts for a long-lived asset or disposal group to be sold in accordance with the provisions ASC 360-10, where such long-lived asset or disposal group is classified as held for sale in the period in which all six criteria are met: (1) a plan to sell the asset has been committed to by management; (2) the asset can be sold in its current condition; (3) an active plan has been initiated to find a buyer; (4) it is probable that the asset will be sold and the sale will be completed within one year and will qualify as a completed sale; (5) the sales price is reasonable relative to the asset’s current fair value and the entity is actively marketing the asset; and (6) it is unlikely that the plan to sell the asset will be withdrawn or changed significantly.

          A long-lived asset or disposal group classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell, and it is presented separately in the balance sheets. Long-lived assets reclassified as held for sale are not depreciated or amortized.

          The Company follows ASC 205-20 in its accounting for a component of the Company that has been disposed of or is classified as held for sale and has operations and cash flows that can be clearly distinguished from the rest of the Company. Such component is reported as discontinued operations. In the period in which a component has been disposed of or classified as held for sale, the results of operations, including any gain or loss after tax recognized in accordance with ASC 360-10, less applicable income taxes (benefit), for the periods presented are reclassified into line items of income separately from net income (loss) from continuing operations before extraordinary items (if applicable), in the statements of operations.

(y) Recently issued accounting standards
          In April 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-03, Reconsideration of Effective Control for Repurchase Agreements. ASU 2011-03 removes from the assessment of effective control the criterion relating to the transferor’s ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee and also eliminates the requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. ASU 2011-03 is effective for the first interim or annual period beginning on or after December 15, 2011, which should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

          In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (ASC 820), which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. ASU 211-04 is effective for fiscal years beginning after December 15, 2011. Early application by public entities is not permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

          In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income (“OCI”) and its components in the statements of shareholders’ equity. Instead, an entity will be required to present items of net income and OCI in one continuous statement or in two separate, but consecutive, statements. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU 2011-12 defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of OCI in both net income and OCI on the face of the financial statements and the requirement to report reclassification adjustments in interim periods. The amendments in ASU 2011-05 and ASU 2011-12 should be applied retrospectively and are effective for fiscal years and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (ASC 350), which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

          In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. Entities are required to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. ASU 2011-11 should be applied retrospectively and are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

3. ACQUISITIONS

(a) Acquisition of a subsidiary

          During the year ended December 31, 2011, the Company completed the acquisition of 100% ownership interest in Dazhaihe. This acquisition is in line with the Company’s plan to further expand its hydroelectric power generation capacity in the PRC.

          On November 6, 2010, Xiaopengzu entered into an equity transfer purchase agreement with seven individual shareholders to acquire 100% of the equity interest in Dazhaihe. The total purchase consideration for the acquisition was US$9,019 (RMB59,000) cash. The hydroelectric project of Dazhaihe is located in Mengqian County, Yunnan Province, and has been in operation since September 2008. The acquisition was completed and Xiaopengzu took effective control of Dazhaihe on April 10, 2011. The acquisition of Dazhaihe meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since April 10, 2011.

          Based on the available and obtainable information as of April 10, 2011, which is subject to further refinement, the following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition on April 10, 2011.

US$

Cash purchase price	9,019

Total purchase consideration	9,019

Cash	59
Property, plant and equipment, net	11,540
Other assets	555
Goodwill	6,646

Total assets acquired	18,800

Other liabilities	(9,303)
Deferred tax liabilities—non-current	(478)

Total liabilities assumed	(9,781)

Net assets acquired	9,019

          The US$6,646 goodwill from the acquisition of Dazhaihe was assigned to the Yunnan Province segment. The goodwill recognized is primarily attributable to expected synergies and the assembled workforce of Dazhaihe. None of the goodwill is expected to be deductible for tax purposes.

          The Company recognized US$28 of acquisition-related costs that were expensed in the year ended December 31, 2011. These costs are included in “General and administrative expenses” in the consolidated statements of operations.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          The amounts of revenue and net loss of Dazhaihe included in the Company’s consolidated statement of operations from April 10, 2011, the acquisition date, to December 31, 2011 are as follows:

US$

Revenue	831
Net loss	(717)

(b) Unaudited pro forma consolidated financial information

          The following unaudited pro forma consolidated financial information reflects the results of the operations of the Group for the years ended December 31, 2010 and 2011, as if the acquisition of Dazhaihe in 2011 described above had been completed at the beginning of the years presented. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on the dates indicated and may not be indicative of future operating results. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	For the Years Ended December 31,

	2010	2011

	US$	US$

Revenues	63,643	57,907
Profit (loss) before income taxes	5,409	(53,952)
Net loss attributable to ordinary shareholders	(12,322)	(45,638)
Basic and diluted loss per share	(0.09)	(0.29)

(c) Acquisition of noncontrolling interest

          On January 14, 2011, Fujian Huabang, a wholly-owned subsidiary of the Company, completed the acquisition of the remaining 10% equity interest of Wangkeng pursuant to an equity transfer purchase agreement with Sanming Chenyang Hydroelectric Co., Ltd. dated November 22, 2010. The purchase consideration for the acquisition was US$5,939 (RMB38,967). The Company accounted for the purchase of subsidiary shares from the noncontrolling interest as an equity transaction in accordance with ASC 810-10. The carrying amount of the noncontrolling interest was adjusted from US$1,032(RMB6,777) to US$nil to reflect the noncontrolling interest holder’s reduced ownership interest in Wangkeng’s net assets. The difference between the consideration paid by the Company to the noncontrolling interest holder and the adjustment to the carrying amount of the noncontrolling interest in Wangkeng was recognized in additional paid-in capital. Upon the completion of this transaction, Wangkeng became a wholly-owned subsidiary of the Group.

The following table shows the effects of changes in the Company’s ownership interest in Wangkeng on the Company’s equity:

	For the Years Ended December 31,

	2010	2011

	US$	US$

Net income (loss) attributable to the Company	3,742	(45,389)

Decrease in the Company’s paid-in capital for purchase of 10% of equity interest in Wangkeng	—	(4,907)

Net transfers to noncontrolling interest	—	(4,907)

Change from net income (loss) attributable to the Company and transfers to noncontrolling interest	3,742	(50,296)

(d) Finalization of purchase price allocation

          During the year ended December 31, 2011, the Company finalized the purchase price allocation for the acquisition of Jinling and its subsidiaries and retrospectively adjusted the December 31, 2010 consolidated balance sheet to increase goodwill by US$1,416, other liabilities by US$625 and deferred tax assets by US$474, and to decrease other assets by US$1,265, as if they were recorded on the acquisition date of December 30, 2010. No significant adjustment was made to the purchase price allocations relating to other acquisitions completed in the year ended December 31, 2010.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          The following table presents the details of the preliminary purchase price allocation reported as of December 31, 2010, the adjustment made in the year ended December 31, 2011 and the final purchase price allocation.

	Preliminary December 31, 2010	Adjustments	Final December 31, 2010

	US$	US$	US$

Cash and Bank	26		26
Property, plant and equipment, net	78,953		78,953
Intangible assets	1,759		1,759
Other assets	2,930	(1,265)	1,665
Goodwill	7,925	1,416	9,341
Deferred tax assets— non-current	—	474	474

Total assets acquired	91,593	625	92,218

Short-term loans	(9,286)		(9,286)
Current portion of long-term loans	(5,964)		(5,964)
Long-term loans	(16,081)		(16,081)
Other liabilities	(40,924)	(625)	(41,549)
Deferred tax liabilities — non-current	(4,274)		(4,274)

Total liabilities assumed	(76,529)	(625)	(77,154)

Non-controlling interest	(3,731)	—	(3,731)

Net assets acquired	11,333	—	11,333

          Adjustments were made mainly to reflect new information obtained during the measurement period after the preliminary purchase price allocation on the provisional acquisition-date fair value of certain assets and liabilities as well as the corresponding deferred taxes.

4. ACCOUNTS RECEIVABLE

          The Group’s trading terms with its customers are mainly on credit. The credit terms are generally within 60 days after the delivery of electricity. The Group does not offer extended payment terms and all accounts receivable balances are non-interest-bearing.

          As of December 31, 2010 and 2011, all of the accounts receivable balances were within credit terms.

5. PREPAYMENTS AND OTHER CURRENT ASSETS

          Prepayments and other current assets consist of the following:

	December 31,

	2010	2011

	US$	US$

Advances for construction projects	424	88
Acquisition deposits	4,832	714
Amounts due from original shareholders of acquired subsidiaries	1,138	1,244
Others	1,827	1,667

	8,221	3,713

Less: Provision for impairment allowance	—	(714)

Total	8,221	2,999

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          Acquisition deposits as of December 31, 2011 represent a deposit of US$476 advanced by Wangkeng to Long Yan Ting Zhou Hydroelectric Development Co., Ltd. in April 2011 for the acquisition of the Ting Zhou hydroelectric project and a deposit of US$238 advanced by Hengda to Lushui Jinman Hydro Development Co., Ltd. in April 2011 for the acquisition of the Jinmanhe power project. As of December 31, 2011, these acquisitions have not been completed and the memorandums of understanding in relation to these acquisitions have expired. As a result, the Group recognized a full provision for impairment allowance on the acquisition deposits of US$714 in the year ended December 31, 2011.

          Amounts due from original shareholders of acquired subsidiaries as of December 31, 2010 mainly represent US$630 receivable from the original shareholders of Jinling and US$354 from the original shareholders of Banzhu, for social insurance which should be borne by the original shareholders in accordance with equity purchase agreements.

          Amounts due from original shareholders of acquired subsidiaries as of December 31, 2011 mainly represent US$487 receivable from the original shareholders of Jinling for business tax and land value added tax related to the disposal of an office building before the acquisition date and US$502 from the original shareholders of Banzhu for social insurance which should be borne by the respective original shareholders in accordance with the equity purchase agreements.

6. DISCONTINUED OPERATIONS

          On December 3, 2011, the Company entered into an equity purchase and sale agreement with a third-party to dispose 100% equity interest in Yuanping for a total consideration of US$11,276 (RMB71,050) cash. Yuanping owns and operates one hydroelectric station located in the Fujian Province, the PRC. On the same day, an agreement was entered into between Yuanping and Yuheng whereby Yuanping is assigned a right to use 36.48% of the water generated by Yuheng’s dam and reservoir at nil consideration with immediate effect. The dam and reservoir legally owned by Yuheng had been utilized in power generation by both Yuanping and Yuheng historically. The disposal transaction was not completed as of December 31, 2011.

          Yuanping met the criteria for disposal group to be classified as held for sale in accordance with ASC 360-10. In addition, Yuanping has operations and cash flows that were clearly distinguished from the rest of the Group in accordance with ASC 205. Accordingly, the operating results of Yuanping have been presented as discontinued operations in the consolidated statements of operations for all years presented. The assets and liabilities related to Yuanping have been presented as assets classified as held-for -sale and liabilities directly associated with the assets classified as held-for-sale, respectively, in accordance with ASC360-10 in the consolidated balance sheet as of December 31, 2011. The disposal transaction was completed on March 2, 2012.

          The breakdown of assets and liabilities as of each reporting date and the results of discontinued operations for the years presented are as follows:

(a)	Assets of disposal group classified as held-for-sale

	December 31,

	2010	2011

	US$	US$

Cash and cash equivalents	204	11
Property, plant and equipment	17,062	17,376
Goodwill	3,058	3,214
Other intangible assets	550	587
Deferred tax assets	—	259
Other current assets	303	246

Total	21,177	21,693

(b)	Liabilities directly associated with the assets classified as held-for-sale

	December 31,

	2010	2011

	US$	US$

Long term loans	10,419	10,475
Deferred tax liabilities(non current)	462	815
Current portion of long-term loans	302	476
Accrued expenses and other current liabilities	189	154

Total	11,372	11,920

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          In accordance with ASC 740, as it is more likely than not that a deferred tax liability will be realized as a result of the decision to dispose of Yuanping, a tax liability of US$136 was recorded when the disposal group is classified as held for sale even though any capital gain tax expected upon disposal cannot be recognized until the sale is consummated.

(c)	Results of discontinued operations

	For the Years Ended December 31,

	2009	2010	2011

	US$	US$	US$

Revenues	1,848	3,373	1,790
Cost of revenues	(725)	(875)	(867)
General and administrative expenses	(96)	(133)	(94)
Interest income	—	1	1
Interest expense	(869)	(685)	(787)
Other (expense) income, net	—	6	(2)
Income tax expenses	(59)	197	(79)

Net income (loss) on discontinued operations	99	1,884	(38)

(d)

No allocation of cash flows has been made between continuing and discontinued operations, as the cash flows provided by or used in the operating, investing and financing activities of the discontinued operations were insignificant.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

7. PROPERTY, PLANT AND EQUIPMENT, NET

          Property, plant and equipment and its related accumulated depreciation as of December 31, 2010 and 2011 are as follows:

	December 31,

	2010	2011

	US$	US$

Dams and reservoirs	286,450	343,851
Buildings	166,896	128,448
Machinery	147,252	156,685
Transportation equipment	1,394	1,840
Electronic equipment and others	3,812	4,187

Less: Accumulated depreciation	(32,984)	(55,237)

	572,820	579,774
Construction in progress, net	10,866	1,190

Total	583,686	580,964

          Construction in progress, net of impairment charge, as of December 31, 2010 and 2011 is as follows:

	Jiulongshan	Liyuan	Binglangjiang	Wuyue

	US$	US$	US$	US$

Balance as of December 31, 2009	—	1,616	—	—
Acquisition during the year	—	—	—	8,875
Addition to construction in progress	32	346	571	1,352
Transfer from property, plant and equipment	—	—	449	—
Transfer to property, plant and equipment	—	(1,985)	(756)	—
Foreign currency translation adjustment	1	23	4	293

Balance as of December 31, 2010	33	—	268	10,520

Acquisition during the year	—	—	—	—
Addition to construction in progress	34	1,129	1,384	808
Transfer from property, plant and equipment	—	—	—	—
Transfer to property, plant and equipment	(55)	—	(1,658)	—
Impairment of construction in progress	—	—	—	(11,590)
Foreign currency translation adjustment	1	29	7	262

Balance as of December 31, 2011	13	1,158	1	—

	Yingchuan	Ruiyang	Zhougongyuan	Jinling	Total

	US$	US$	US$	US$	US$

Balance as of December 31, 2009	—	—	—	—	1,616
Acquisition during the year	—	—	—	8	8,883
Addition to construction in progress	9	9	19	—	2,338
Transfer from property, plant and equipment	—	—	—	—	449
Transfer to property, plant and equipment	—	—	—	—	(2,741)
Foreign currency translation adjustment	—	—	—	—	321

Balance as of December 31, 2010	9	9	19	8	10,866

Acquisition during the year	—	—	—	—	—
Addition to construction in progress	—	—	2,922	—	6,277
Transfer from property, plant and equipment	—	—	—	—	—
Transfer to property, plant and equipment	—	—	(2,942)	(8)	(4,663)
Impairment of construction in progress	—	—	—	—	(11,590)
Foreign currency translation adjustment	—	—	1	—	300

Balance as of December 31, 2011	9	9	—	—	1,190

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          Impairment of construction in progress represents the full write-off of the hydropower project development costs incurred by Wuyue, a 79% owned subsidiary of the Company. Wuyue holds the right to develop a hydropower project of 1,000 megawatts in the Henan Province, the PRC. The project made minimum progress after the acquisition of Wuyue by the Company in October 2009. During the year ended December 31, 2011, the Company decided to abandon the development of the hydropower project and fully impair the construction in progress.

          Interest costs from continuing operations qualifying for capitalization in the years ended December 31, 2009, 2010 and 2011 were US$1,426, US$nil and US$10, respectively.

          Depreciation expenses from continuing operations for the years ended December 31, 2009, 2010 and 2011 were US$11,109, US$15,289 and US$21,417, respectively. Accumulated depreciation as of December 31, 2010 and 2011 included foreign currency translation adjustment of US$899 and US$2,164, respectively. Depreciation expenses have been reported in the following accounts:

	For the Years ended December 31,

	2009	2010	2011

	US$	US$	US$

Cost of revenues	(10,972)	(15,063)	(21,119)
General and administrative expenses	(137)	(226)	(298)

Total	(11,109)	(15,289)	(21,417)

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

          In connection with the acquisition of Yuanping in 2008, the Company acquired a contractual right to use water from the dam and reservoir of the Jinzaoqiao station, which has a useful life of 40 years. The Company recognized the fair value of US$563 of the water use right as a separate intangible asset apart from goodwill in accordance with ASC 805-10. The estimated useful life of the water use right is 40 years. As of December 31, 2011, the net carrying value of the water use right of US$562 was classified as assets held-for-sale (Note 6).

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

          Intangible assets and their related accumulated amortization as of December 31, 2010 and 2011 are as follows:

	December 31, 2010

	Gross Carrying Value	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Value

Development right of Binglangjiang Phase II	2,909	(393)	462	2,978
Water use right of Wanquan Power Generation Co., Ltd.	1,025	(93)	30	962
Water use right of Jinzaoqiao station	563	(31)	18	550
Dam use right of Dongguan	1,759	—	—	1,759

Total	6,256	(517)	510	6,249

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

	December 31, 2011

	Gross Carrying Value	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Value

Development right of Binglangjiang Phase II	2,909	(509)	611	3,011
Water use right of Wanquan Power Generation Co., Ltd.	1,025	(129)	78	974
Dam use right of Dongguan	1,759	(45)	89	1,803

Total	5,693	(683)	778	5,788

          Amortization expenses from continuing operations for the years ended December 31, 2009, 2010 and 2011 were US$167, US$146 and US$197, respectively. Amortization expenses have been reported in the following accounts:

	For the Years Ended December 31,

	2009	2010	2011

	US$	US$	US$

Cost of revenues	(57)	(35)	(81)
General and administrative expenses	(110)	(111)	(116)

Total	(167)	(146)	(197)

          The estimated annual amortization expenses for each of the five succeeding fiscal years are as follows:

US$

2012	202
2013	202
2014	202
2015	202
2016	202

9. GOODWILL

          Goodwill of US$135,651 as of December 31, 2011 represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired relating to the acquisition of Binglangjiang during 2007, the acquisitions of Yingchuan, Wuliting, Yuheng, Wangkeng, and Banzhu during 2008, the acquisitions of Shapulong and Ruiyang during 2009, the acquisitions of Husahe, Hengda, Xineng, Xiaopengzu and Jinling and its subsidiaries during 2010 and the acquisition of Dazhaihe during 2011 (Note 3), net of foreign currency translation adjustment. Goodwill is not deductible for tax purposes. In accordance with ASC 350-10, goodwill is not amortized but is tested for impairment at least annually.

          The changes in the carrying amount of goodwill by operating and reportable segments for the years ended December 31, 2010 and 2011 are as follows:

	Yunnan Province	Sichuan Province	Fujian Province	Zhejiang Province	Total

	US$	US$	US$	US$	US$

Balance as of December 31, 2009	2,881	—	65,001	39,942	107,824
Goodwill acquired during the year	15,656	—	9,341	—	24,997
Adjustments during measurement period	—	—	—	59	59
Foreign currency translation adjustment	499	—	2,016	1,240	3,755

Balance as of December 31, 2010, as adjusted	19,036	—	76,358	41,241	136,635

Goodwill acquired during the year	6,646	—	—	—	6,646
Reclassified to assets held for sale	—	—	(3,214)	—	(3,214)
Foreign currency translation adjustment	1,122	—	3,744	2,106	6,972
Impairment of goodwill	(5,260)	—	(6,128)	—	(11,388)

Balance as of December 31, 2011	21,544	—	70,760	43,347	135,651

          During the year ended December 31, 2011, the Company finalized the purchase price allocation for the acquisition of Jinling and its subsidiaries and retroactively adjusted the December 31, 2010 consolidated balance sheet to increase goodwill by US$1,416, other liabilities by US$625 and deferred tax assets by US$474, and to decrease other assets by US$1,265, as if they were recorded on the acquisition date of December 30, 2010 (Note 3 (d)).

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          During the year ended December 31, 2011, due to the significant decline in its share price for a sustained period, the Company determined that there was an impairment indicator related to the carrying value of its goodwill. Thus, the Company performed the two-step goodwill impairment test on each of its reporting units.

          In estimating the fair value of each of the reporting units in the first step of the impairment test, significant management judgment was applied. The Company estimated the fair value of each of the reporting units using the income approach valuation methodology. The market-based valuation methodology is not considered as appropriate because of volatility of the general market condition as well as insufficient number of comparable companies. In using the income approach methodology of valuation, estimates to determine the fair value of the reporting units included management’s judgment related to forecasts of future operating results, discount rates and expected future growth rates. The underlying assumptions used in the first step of the impairment test considered the market capitalization as of December 31, 2011 as well as the current local operating environment in certain provinces in the PRC and its expected impact on the fair value of the reporting unit. The Company determined that the fair value of certain reporting units was less than their carrying value and performed the second step of the impairment test.

          The Company performed the second step of the impairment test to determine the implied fair value of goodwill for the reporting units with fair value less than carrying value. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets and liabilities including any unrecognized intangible assets of the reporting units. This implied fair value was compared to the carrying value of reporting unit goodwill to quantify the amount of impairment loss. For the year ended December 31, 2011, the Company recognized an impairment loss on goodwill of US$11,388.

10. LAND USE RIGHTS

          Land use rights and their related accumulated amortization as of December 31, 2010 and 2011 are as follows:

	December 31,

	2010	2011

	US$	US$

Land use right	48,542	48,500
Less: Accumulated amortization	(2,384)	(3,528)
Foreign currency translation adjustment	2,786	5,694

Total	48,944	50,666

          The estimated annual amortization expenses for each of the five succeeding fiscal years are as follows:

US$

2012	1,174
2013	1,174
2014	1,174
2015	1,174
2016	1,174

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

          Accrued expenses and other current liabilities consist of the following:

	December 31,

	2010	2011

	US$	US$

Accrued payroll expenses	4,148	2,583
Retainage due to contractors	2,351	2,283
Purchase consideration payable	14,119	4,752
Employee involuntary termination costs related to Jinling acquisition	792	—
Guarantee deposits from original shareholders of acquired subsidiaries	3,188	4,265
Taxes payable	4,023	3,414
Guarantee liabilities	28	—
Amounts due to original shareholders of acquired subsidiaries	22,422	22,942
Unrecognized tax benefits	2,740	4,344
Accrued water resource fee	1,506	1,417
Loans from third parties	5,832	14,483
Interest payable	704	1,056
Accrued dam and reservoirs repair fee	510	3,835
Reservoir maintenance fund	756	1,398
Deposits from third parties	—	1,905
Other liabilities	3,644	6,325

Total	66,763	75,002

          Retainage due to contractors represents the portion of the payment due to contractors that is withheld until final inspection and acceptance of the construction projects.

          Purchase consideration payable as of December 31, 2010 represents the US$2,767, US$18, US$11,334 outstanding unpaid portion of the purchase consideration for the acquisitions of Wuliting, Ruiyang, and Jinling and its subsidiaries, respectively. Purchase consideration payable as of December 31, 2011 represents the US$1,825, US$18, US$2,909 outstanding unpaid portion of the purchase consideration for the acquisitions of Xiaopengzu, Ruiyang, and Wuliting, respectively.

          Guarantee deposits of US$4,265 from original shareholders of acquired subsidiaries as of December 31, 2011 represent security deposits received by the Company from original shareholders of Wangkeng, Wuliting and Yingchuan which will be returned by the Company within ten days when the original shareholders of the acquired subsidiaries furnish the Company with final documentation relating to the acquired hydroelectric power projects and dams and reservoirs. Pursuant to the equity transfer purchase agreements of Wuliting, Yingchuan and Wangkeng, the original shareholders are required to provide such documentation within one year from the respective dates of acquisition. The final documentation has not been provided in full as of December 31, 2011 and the Company will retain the guarantee deposits until receipt of such documentation.

          Amounts due to original shareholders of acquired subsidiaries as of December 31, 2011 represent (i) US$2,785 payable to the original shareholders of Dazhaihe, Wangkeng, and Wuliting for their entitlement to the net working capital surplus of Dazhaihe, Wangkeng, and Wuliting immediately prior to the consummation of the acquisitions in accordance with the supplemental equity transfer purchase agreements; and (ii) liabilities assumed in the acquisition of Jinling, which consisted of amounts payable to original shareholders of Jinling related to borrowings from these original shareholders before the acquisition date of US$18,735 (RMB118,047). The borrowings are repayable on demand and are subject to a weighted average interest rate of 7.33% per annum as of December 31, 2011.

          Deposits from third parties as of December 31, 2011 represent cash deposits received from certain third-party individuals bidding for the right to provide outsourcing management services to the Group’s hydropower stations in the Zhejiang Province, the PRC, in 2013. The deposits are interest-free and repayable by the Group upon selection of the provider for the outsourcing management services.

          Loans from third-parties as of December 31, 2011 represent RMB denominated loans from non-financial institutions of US$3,483, US$1,478, US$3,174, US$3,174 and US$3,174 for Jinling, Jinlong, Xiaopengzu, Wuliting and Jiulongshan, respectively. The loans for Jinling and Jinlong bear an interest rate of 18.55% per annum and 18.0% per annum, respectively, and are unsecured and repayable within one year. The loans for Xiaopengzu, Wuliting and Jiulongshan were guaranteed by Yuheng, repayable on demand, and bear an interest rate of 21.6% per annum.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

12. INCOME TAX EXPENSES

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

          Pursuant to the new CIT Law, entities which originally enjoyed the two years tax exemption and three years 50% reduction tax treatments are eligible to continue following the original tax laws and administrative regulations until their respective expiration dates. Binglangjiang, Liyuan, Husahe, Hengda, Xineng, Xiaopengzu and Dazhaihe are wholly-owned foreign enterprises (“WOFEs”) located in the Western Development area and were granted with a preferential tax rate of 15% prior to January 1, 2008 whereby (i) Binglangjiang was entitled to a lower corporate income tax rate of 15% as its corporate income tax rate from 2007 to 2011; (ii) Liyuan was entitled to tax exemption in 2007 and 2008 and a tax rate of 7.5% from 2009 to 2011; (iii) Husahe was entitled to a lower corporate income tax rate of 15% as its corporate income tax rate from 2007 to 2011; (iv) Hengda was entitled to tax exemption in 2007 and 2008 and a tax rate of 7.5% from 2009 to 2011; (v) Xineng, Xiaopengzu and Dazhaihe were entitled to tax exemption in 2009 and 2010 and a tax rate of 7.5% in 2011. All of the Company’s remaining subsidiaries located in the PRC are subject to the statutory tax rate of 25% beginning in 2008. Banzhu was entitled to tax exemption in 2008 and 2009 and a corporate income tax rate of 12.5% from 2010 to 2012 based on the tax preferential treatment granted by the PRC government on May 15, 2009.

          In accordance with the New CIT Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2011, no detailed interpretation or guidance has been issued to define “place of effective management”. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax under the New CIT Law. As of December 31, 2011, the Company has analyzed the applicability of this law and has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

          The Group had minimal operations in jurisdictions other than the PRC.

          (Loss) income before income taxes consists of:

	For the Years Ended December 31,

	2009	2010	2011

	US$	US$	US$

Cayman Islands	(18,648)	(11,072)	(17,593)
PRC	554	16,730	(36,110)

	(18,094)	5,658	(53,703)

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          Income tax expenses consist of:

	For the Years Ended December 31,

	2009	2010	2011

	US$	US$	US$

Current income tax expenses	697	4,016	2,113
Deferred income tax expenses (benefits)	736	(459)	(564)

Income tax expenses	1,433	3,557	1,549

          A reconciliation of the effective income tax provisions to the amount computed by applying the statutory tax rate to (loss) income before income taxes in the consolidated statements of operations is as follows:

	For the Years Ended December 31,

	2009	2010	2011

	US$	US$	US$

Taxation at PRC effective income tax statutory rate (25% for the years ended December 31, 2009, 2010 and 2011)	(4,500)	1,453	(13,426)
Impact of tax rate differences	4,663	3,083	4,564
Effect of tax holidays in the PRC	505	(301)	435
Preferential tax treatment	(169)	(210)	332
Deemed interest income	441	705	1,085
Non-deductible expenses	204	530	4,340
Change in valuation allowance	289	(1,703)	3,818
Impact of changes in enacted tax rates	—	—	(325)
Prior year tax audit adjustment	—	—	190
Outside basis difference of discontinued operations	—	—	136
Undistributed earnings of a foreign subsidiary	—	—	400

Income tax provision	1,433	3,557	1,549

Effective Tax Rate (%)	(8.0%)	62.9%	(3.0%)

          As of December 31, 2011, in accordance with ASC 740-10, the Group has recognized total additional income tax provisions of US$2,795 for unrecognized tax benefits, mainly related to transfer pricing issues and non-deductible expenses. The Group also recognized a decrease of unrecognized tax benefits of US$87 for the change in prior year tax position in 2011. The Group reclassified unrecognized tax benefits of US$618 to liabilities directly associated with the assets classified as held-for-sale due to the disposal of Yuanping. The Company has US$3,743 cumulative unrecognized tax benefits as of January 1, 2011.

          A reconciliation of accrued unrecognized tax benefits is as follows:

US$

Balance as of January 1, 2011	3,743
Additions for tax positions taken in the current period	459
Additions for tax positions of prior years	2,336
Reduction for tax positions of prior years	(87)
Reclassification as liabilities directly associated with assets classified as held for sale	(618)
Foreign currency translation	260

Balance as of December 31, 2011	6,093

          As of December 31, 2011, the Group recorded unrecognized tax benefit of US$6,093, of which US$4,998 of the unrecognized tax benefit, if ultimately recognized, will impact the effective tax rate. Of the US$4,998, US$1,749 is presented on a net basis on the face of the balance sheet against deferred tax asset related to net operating loss, for which a full valuation allowance would otherwise be recorded.

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

          The Group recognizes interest accrued related to unrecognized tax benefits in interest expenses. During the years ended December 31, 2009, 2010 and 2011, the Group recognized US$183, US$237 and US$514 in interest expense, respectively.

13. DEFERRED TAX ASSETS / DEFERRED TAX LIABILITIES

          Deferred tax assets and deferred tax liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and deferred tax liabilities are as follows:

	December 31,

	2010	2011

	US$	US$

Deferred tax assets—current
Allowance for uncollectible other receivables	41	533
Accrued water resource fee	607	277
Accrued expenses	10	517
Other payable	602	1,076

Deferred tax assets—current	1,260	2,403

Valuation allowance	—	(604)

Net deferred tax assets-current	1,260	1,799

Deferred tax liabilities—current
Outside basis difference of discontinued operations (Note 6)	—	(136)
Undistributed earnings of a foreign subsidiary	—	(400)

Deferred tax liabilities—current	—	(536)

Deferred tax assets—non-current
Net operating loss carry-forwards	772	2,056
Depreciation of property, plant and equipment	523	505
Provision for impairment allowance	474	3,472
Others	1	11

Deferred tax assets—non-current	1,770	6,044

Valuation allowance	(784)	(4,277)

Net deferred tax asset—non-current	986	1,767

Deferred tax liabilities—non-current
Fair value step-up of property, plant and equipment	(25,028)	(25,246)
Unfavorable contract obligation—electricity supply contract	8	9
Amortization of acquired intangible assets	(330)	(1,326)

Deferred tax liabilities—non-current	(25,350)	(26,563)

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          Deferred tax assets of US$713 and deferred tax liabilities of US$5,668 were recognized as a result of the acquisitions of Husahe, Hengda, Xineng, Xiaopengzu and Jinling during the year ended December 31, 2010. The Group recognized a full valuation allowance of US$213, US$210, US$149, and US$42 on the deferred tax assets of Hengda, Xineng, and Xiaopengzu, and Jinling at the respective acquisition date as it is more likely than not that the benefit in future earnings will not be realized. Post-acquisition adjustments of US$562, US$420, US$136, US$83, U$$89 and US$399 to the deferred tax assets valuation allowance that was recognized at the time of the acquisitions of Binglangjiang, Wuliting, Shapulong, Ruiyang, Jiulongshan and Yuanping, respectively, were recognized in income tax expense during the year ended December 31, 2010.

          Deferred tax assets of US$138 and deferred tax liabilities of US$478 were recognized as a result of the acquisition of Dazhaihe during the year ended December 31, 2011. The Group recognized a full valuation allowance of US$138 on the deferred tax asset of Dazhaihe at the acquisition date as it is more likely than not that the benefit in future earnings will not be realized. Post-acquisition adjustment of US$60 to the deferred tax assets valuation allowance that was recognized at the time of the acquisition of Dazhaihe was recognized in income tax expense during the year ended December 31, 2011.

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

          The Group recognized a change in valuation allowance of US$289, US$1,703 and US$3,818 during the years ended December 31, 2009, 2010 and 2011, respectively. A foreign currency translation adjustment of US$3, US$54 and US$69 on deferred tax asset and the related valuation allowance was recognized in accumulated other comprehensive income as of December 31, 2009, 2010 and 2011, respectively.

          Net operating loss carry-forward of US$15,836 as of December 31, 2011 will expire in years 2012 to 2017. Investment tax credit carry forward of US$166 as of December 31, 2010 was fully expired in year 2011.

          Apart from the amount disclosed above related to the undistributed earnings of a foreign subsidiary, deferred tax liabilities have not been provided on the undistributed earnings of the Company’s other foreign subsidiaries during 2010 and 2011, as the Company intends to indefinitely reinvest such earnings into its foreign subsidiaries. Saved as disclosed above, the amount of recognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

          The benefit of tax holiday on basic and diluted loss per share is as follows:

	For the Years Ended December 31,

	2009	2010	2011

	US$	US$	US$

Basic and diluted	0.02	0.002	0.003

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

14. BORROWINGS

          Total borrowings as of December 31, 2010 and 2011 consist of:

	December 31,

	2010	2011

	US$	US$

Short-term:

Secured	15,779	20,087
Unsecured	1,963	794
Long-term:
Current portion, secured	60,798	51,651
Non-current, secured	224,297	215,382

Total borrowings	302,837	287,914

          The short-term loans outstanding as of December 31, 2010 represent RMB denominated loans obtained by Yingchuan, Zhougongyuan, Fujian Huabang and Jinling from financial institutions, which were all settled in 2011. The short-term loans for Yingchuan were obtained from Shanghai Pudong Development Bank with annual interest rates between 7.784% and 8.134% and were guaranteed by Wuliting. The short-term loan for Zhougongyuan was obtained from Agricultural Bank of China with an interest rate of 7.65% and was secured by the pledge of the property, plant and equipment of Zhougongyuan. The short-term loan for Fujian Huabang was obtained from Bank of China with an annual interest rate of 5.35% and was secured by the pledge of a certificate of deposit of Fujian Huabang. The short-term loan for Jinling of US$2,869 was obtained from Agricultural Bank of China with an annual interest rate of 6.1065% and was guaranteed by Fujian Taiyu Investment (Group) Co., Ltd. The short-term loan for Jinling of US$4,454 was obtained from Agricultural Bank of China with an annual interest rate of 5.841% and was secured by the pledge of the property, plant and equipment of Jinling. The short-term loan for Jinling of US$1,963 was obtained from China Construction Bank with an annual interest rate of 6.116% and was unsecured.

          The short-term loans outstanding as of December 31, 2011 represent RMB denominated loans of US$9,141, US$1,111, US$794, US$1,587, US$5,555 and US$2,693 for Jinling, Jinlong, Wuliting, Yingchuan, Ruiyang and Binlangjiang from financial institutions. These loans are due for settlement in 2012. The short-term loans for Jinling of US$7,554 were obtained from Agricultural Bank of China with annual interest rates between 5.8410% and 7.8720% and were secured by the pledge of the property, plant and equipment of Jinling. The short-term loan for Jinling of US$1,587 was obtained from China Construction Bank with an annual interest rate of 6.1160% and was guaranteed by Fujian Taiyu Investment (Group) Co., Ltd. The short-term loan for Jinlong of US$1,111 was obtained from Rural Credit Cooperative Shaowu Jiefang Branch with an annual interest rate of 14.43% and was secured by the pledge of the property, plant and equipment of Jinlong. The short-term loan for Wuliting of US$794 was obtained from Shanghai Pudong Development Bank with an annual interest rate of 9.76% and was guaranteed by Yingchuan. The short-term loan for Yingchuan of US$1,587 was obtained from Shanghai Pudong Development Bank with an annual interest rate of 10.496% and was guaranteed by Wuliting. The short-term loans for Ruiyang of US$5,555 were obtained from Shanghai Pudong Development Bank with annual interest rates between 10.496% and 18% and were guaranteed by Wuliting. The short-term loan for Binglangjiang of US$1,587 was obtained from Agricultural Bank of China with annual interest rates of 6.626% and 6.888% and was secured by the pledge of the property, plant and equipment of Binglangjiang. The short-term loan for Binglangjiang of US$1,106 was obtained from Construction Bank of China with annual interest rates between 6.728% and 7.625% and was secured by the pledge of proceeds from the future electricity sales of Binglangjiang.

          The long-term loans of US$285,095 outstanding as of December 31, 2010 relate to RMB denominated bank loans obtained by Binglangjiang, Hengda, Xineng, Xiaopengzu, Yingchuan, Wuliting, Jiulongshan, Ruiyang, Zhougongyuan, Yuheng, Wangkeng, Yuanping, Banzhu and Jinling from financial institutions. The loan balances of Yinchuan that were not in compliance with certain debt covenants were classified as current portion of long-term loans as of December 31, 2010.

          The long-term loans of US$267,033 outstanding as of December 31, 2011 relate to RMB denominated bank loans obtained by Binglangjiang, Hengda, Xineng, Xiaopengzu, Yingchuan, Wuliting, Jiulongshan, Ruiyang, Zhougongyuan, Shapulong, Yuheng, Wangkeng, Banzhu, Jinling and its subsidiaries from financial institutions. The loan balances of Yingchuan that were not in compliance with certain debt covenants as of December 31, 2010 were not settled during

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

the year ended December 31, 2011 and remained classified as current portion of long-term loans as of December 31, 2011.

          As of December 31, 2011, Yuheng was in violation of certain debt covenant provisions relating to the use of funds. As a result, the financial institutions have the right to call the entire outstanding loan balances at any time. Accordingly, the Company classified the loan balances of Yuheng in the amount of US$ 13,014 as current portion of long-term loans in the consolidated balance sheets as of December 31, 2011.

          The interest rates on these long-term loans are variable based on the benchmark rate published by the People’s Bank of China each year. The weighted average interest rate on the long-term loans for the year ended December 31, 2010 and 2011 was 6.26% and 7.00%, respectively. The long-term loans are due from 2012 to 2027 and are secured by the following:

(a) Corporate guarantee by third parties

          Long-term loans amounted to US$44,394 and US$30, 552 as of December 31, 2010 and 2011, respectively, were guaranteed by the following third parties:

	December 31,

	2010	2011

	US$	US$

Guaranteed by:
Guangsha Construction Group Co., Ltd.	13,590	14,284
Fujian Province Anheng Assets Management Co., Ltd. and Fujian Yuneng Power Group Ltd.	8,758	—
Fujian Taiyu Investment (Group) Co., Ltd.	1,510	—
Shaowu City Jinling Power Generation Co., Ltd. and Nanping City Xingshui Co., Ltd.	5,436	5,079
Fujian Taiyu Investment (Group) Co., Ltd., Shaowu City Jinling Power Generation Co., Ltd. and Xiamen Youen Hydropower Development Co., Ltd.	15,100	11,189

	44,394	30,552

(b) Pledge of property, plant and equipment

          As of December 31, 2010, long-term loans of US$271,506 were secured by the pledge of the property, plant and equipment in the amount of US$538,581 of Binglangjiang, Hengda, Xineng, Xiaopengzu, Yingchuan, Wuliting, Ruiyang, Jiulongshan, Zhougongyuan, Shapulong, Yuheng, Yuanping, Wangkeng, Banzhu, Jinling and its subsidiaries.

          As of December 31, 2011, long-term loans of US$251,639 were secured by the pledge of the property, plant and equipment in the amount of US$569,006 of Binglangjiang, Hengda, Xineng, Xiaopengzu, Yingchuan, Wuliting, Ruiyang, Jiulongshan, Zhougongyuan, Shapulong, Yuheng, Wangkeng, Banzhu, Jinlong, Jinwei and Jintang.

(c) Pledge of proceeds from future electricity sales

          As of December 31, 2010, long-term loans of US$135,707 were secured by the proceeds from future electricity sales of Binglangjiang, Hengda, Xineng, Xiaopengzu, Zhougongyuan, Jiulongshan, Yuanping, Wangkeng, Jinling and Jinlong.

          As of December 31, 2011, long-term loans of US$115,978 were secured by the proceeds from future electricity sales of Binglangjiang, Hengda, Xineng, Xiaopengzu, Zhougongyuan, Jiulongshan, Wangkeng, Jinling and Jinlong.

          Maturities of long-term loans for the five years succeeding December 31, 2011 are as follows:

US$

2012	51,651
2013	37,082
2014	36,622
2015	31,511
2016	31,908
Thereafter	78,259

267,033

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

15. OTHER NON-CURRENT LIABILITIES

          Other non-current liabilities as of December 31, 2011 mainly represent deferred government grant of US$103 relating to Banzhu and net defined benefit obligation of US$129 (Note 20(b)).

          The government grant of Banzhu is recognized as income over the periods necessary to match it on a systematic basis with the related costs which it is intended to compensate. During the years ended December 31, 2009, 2010 and 2011, USnil, US$6 and US$3 has been recognized as a reduction to cost of revenues, respectively.

16. CONVERTIBLE REDEEMABLE PREFERRED SHARES

          In 2008, the Company issued 150,025 Series A Preferred Shares and 129,000 Series B Preferred Shares for an aggregate purchase price of US$279,025 or US$1,000 per share. In 2009, the Company issued 20,000 Series C Preferred Shares for an aggregate purchase price of US$20,000 or US$1,000 per share. The proceeds have been used to fund the Company’s acquisition of hydroelectric power generating assets and expansion of the Company’s existing hydroelectric power projects in the PRC, to repay all the amounts due and for the Company’s working capital purposes. The initial carrying amount of the Series A, Series B and Series C Preferred Shares was measured at their respective issuance price of US$150,025, US$129,000 and US$20,000, net of issuance cost of US$10,569, US$4,134 and US$1,872, respectively.

          The Series A, Series B and Series C Preferred Shares were classified as mezzanine equity from their respective issuance date to the closing of the Company’s IPO on January 25, 2010, as these preferred shares were redeemable at the option of the holders on or after an agreed upon date. Upon the listing of the Company’s shares on the New York Stock Exchange on January 25, 2010, all of the issued and outstanding Series A, Series B and Series C Preferred Shares and the related accrued cumulative dividends were automatically converted into ordinary shares. The conversion options embedded in the preferred shares, which provided the options to convert into the Company’s ordinary shares, did not qualify for bifurcation accounting because the conversion option was clearly and closely related to the host instrument and the underlying ordinary shares were not publicly traded nor readily convertible into cash. No beneficial conversion features was recognized for the Series A, Series B and Series C Preferred Shares at the respective commitment date because the most favorable conversion price for each series of the convertible redeemable preferred shares was higher than the fair value of the ordinary shares. The Company determined the fair value of ordinary shares with the assistance of an independent valuation firm.

          The Company chose to recognize changes in the redemption value immediately as they occurred and adjusted the carrying value of the Series A, Series B and Series C Preferred Shares to equal the redemption value at the end of each reporting period. An accretion charge of US$10,569 and US$4,134 related to Series A and Series B Preferred Shares, respectively, was recorded as a reduction of income available to ordinary shareholders for the year ended December 31, 2008. An accretion charge of US$1,872 related to Series C Preferred Shares was recorded as a reduction of income available to ordinary shareholders for the year ended December 31, 2009.

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

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          In accordance with ASC subtopic 470-20 (“ASC 470-20”), Debt: Debt with Conversion and Other Options, changes to the conversion terms that would be triggered by future events not controlled by the issuer are accounted for as contingent beneficial conversion features and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurred. Since the terms of the Series A, Series B and Series C Preferred Shares do not permit the number of shares that would be received upon conversion if an IPO occurs to be calculated at the commitment date, the conversion price adjustment triggered by the occurrence of an IPO was accounted for as a contingent beneficial conversion feature and was recognized upon the Company’s IPO based on the excess number of ordinary shares that would be received upon conversion at the adjusted conversion price over the number of shares that would have been received prior to the occurrence of the contingent event multiplied by the commitment date share price. A contingent beneficial conversion feature of US$6,990, US$5,040 and US$222 was recognized for the Series A, Series B and Series C Preferred Shares, respectively, through a credit to additional paid-in capital on January 25, 2010.

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

          As of December 31, 2010 and 2011, 6,000,000 preferred shares at par value of US$0.001 per share were authorized and no preferred shares were issued and outstanding.

17. WARRANTS

          On November 10, 2006, the Founding Shareholders of the Company purchased 375,000 units of securities issued by the Company through China Hydro LLC (“CHL”), a limited liability company formed under the laws of the State of Delaware which holds the equity interest in the Company for the founding shareholders. Each unit consists of one ordinary share and two warrants each to purchase one ordinary share of the Company at US$5.00 per share (“Founders’ Warrants”). The exercise period of the Founders’ Warrants commences on the date of issuance and expires on the earlier of November 10, 2011 or the redemption of the warrants by the Company. The Founders’ Warrants can be redeemed at the option of the Company at any time during the exercise period at US$0.001 per warrant, provided that the last independent bid price of the ordinary share exceeds US$8.50 per share.

          On November 10, 2006, the Company also issued two warrants to Morgan Joseph, as part of the payment for services rendered by Morgan Joseph on the issuance of convertible notes (the “Notes”). One warrant allows Morgan Joseph to purchase 550,000 units of securities (each unit consists of one ordinary share and two warrants each to purchase one ordinary share of the Company at US$5.00 per share) and the other warrant allows Morgan Joseph to purchase 283,333 units of securities (each unit consists of one ordinary share and four warrants each to purchase one ordinary share of the Company at US$5.00 per share) issued by the Company at US$6.60 per unit (“Morgan Joseph Warrants”). The exercise period of the Morgan Joseph Warrants commences on the date of issuance and expires on November 10, 2011. The Morgan Joseph Warrants provide for a cashless exercise option. The Morgan Joseph Warrants expired unexercised.

          On April 11, 2007, Vicis Capital Master Fund (“Vicis”), JMG Capital Partners, LLP and JMG Triton Offshore Fund Limited (collectively, “JMG”), which are holders of the US$50,000 convertible notes (the “Notes”) issued by the Company in November 2006, approved the consummation of a business combination by the Company. Pursuant to the Notes agreements, Vicis converted its US$41,000 Notes into 6,833,333 ordinary shares and 18,666,666 warrants each to purchase one ordinary share at US$5.00 per share while JMG elected not to convert its US$9,000 Notes and received 666,666 warrants each to purchase one ordinary share at US$5.00 per share. The warrants issued to Vicis and JMG (collectively, the “Holders’ Warrants”) have terms identical to the Founders Warrants in that the Company has an option to redeem at any time at US$0.001 per warrant, provided that the last independent bid price of the ordinary share exceeds US$8.50 per share, and that the exercise period commences on the date of issuance and expires on the earlier of November 10, 2011 or the redemption of the warrants by the Company. The Holders’ Warrants issued to JMG expired unexercised.

          Under ASC sub-topic 815-40 (“ASC 815-40”), Derivatives and Hedging: Contracts in Entity’s Own Equity, if a contract could potentially be cash settled, and such settlement is not within the control of the issuer, the derivative is accounted for as an asset or liability, and changes in fair value are recognized in the consolidated statements of operations. Upon issuance of the Founders’ Warrants and Holders’ Warrants and as of December 31, 2010, the Company evaluated ASC 815-40-25-7 to ASC 815-40-25-35 and concluded that the warrants could only be physical settled or net-share settled but not net-cash settled. Therefore, the Founders’ Warrants and Holders’ Warrants have been classified as equity since their respective issuance date and the fair value at their respective commitment date was determined to be minimal by management with the assistance of an independent valuation firm.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          On January 28, 2008, the Company issued another warrant to Morgan Joseph, as part of the payment for services rendered by Morgan Joseph on the issuance of the Series A Preferred Shares. The warrant allows Morgan Joseph to purchase (i) up to 15,000 Series A Preferred Shares at US$1,100 per share prior to the closing of a qualified public offering or (ii) up to such number of ordinary shares automatically converted into from 15,000 Series A Preferred Shares upon the closing of a qualified public offering at 110% of the then-effective conversion price per Series A Preferred Share (“Morgan Joseph Preferred Shares Warrant”). The exercise period of the Morgan Joseph Preferred Shares Warrant commences on the date of issuance and expires on January 28, 2013. The Morgan Joseph Preferred Shares Warrant provides for a cashless exercise option.

          The Morgan Joseph Preferred Shares Warrant was classified as a liability from its issuance date to the closing of the Company’s IPO on January 25, 2010, in accordance with ASC sub-topic 480-10 (“ASC 480-10”), Distinguishing Liabilities from Equity: Overall, as Morgan Joseph is entitled to a cashless exercise into Series A Preferred Shares which are contingently redeemable for cash. The fair value of the Morgan Joseph Preferred Shares Warrant was US$899, US$14,333 and US$13,968 at the time of issuance and as of December 31, 2009 and January 25, 2010, respectively. A loss of US$13,793 and an income of US$365 from the change in fair market value of the Morgan Joseph Preferred Shares Warrant was recognized in the statements of operations during the years ended December 31, 2009 and 2010, respectively. The fair value of the Morgan Joseph Preferred Shares Warrant was determined with the assistance of an independent valuation firm.

          Upon the closing of the IPO on January 25, 2010, all of the outstanding Series A Preferred Shares were automatically converted into ordinary shares. As a result, pursuant to the preferred shares subscription agreement, the Morgan Joseph Preferred Shares Warrant automatically became a warrant that allows Morgan Joseph to purchase up to 4,606,880 ordinary shares at US$3.26 per share and was reclassified from liability to equity (“Morgan Joseph Converted Warrant”). The Morgan Joseph Converted Warrant commences on the date of the IPO, or January 25, 2010 and expires on January 28, 2013. The Morgan Joseph Converted Warrant provides for a cashless exercise option.

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

          Upon the closing of the Company’s IPO on January 25, 2010 and as of December 31, 2010 and 2011, in accordance with ASC 815-40, the Morgan Joseph Converted Warrant, IPO Warrants and Underwriter’s Warrants were concluded to be indexed solely to the Company’s own stock since the Warrants do not contain an exercise contingency based on an observable market or an observable index, and the settlement amount would equal to the difference between the fair value of a fixed number of the Company’s ordinary shares and a fixed exercise price. In addition, the Company evaluated ASC 81-40-25-7 to ASC 815-40-25-35 and concluded that the Morgan Joseph Converted Warrant, IPO Warrants and Underwriter’s Warrants could only be physical settled or net-share settled but not net-cash settled. Therefore, the Morgan Joseph Converted Warrant, IPO Warrants and Underwriter’s Warrants have been classified as equity since the Company’s IPO on January 25, 2010.

          The Morgan Joseph Converted Warrant, IPO Warrants and Underwriter’s Warrants will continue to be reported as equity until such time as the warrants are exercised, expire, or become cash-settleable. In the event of a reclassification from equity to liability, the warrants will be measured at a new fair value as of the reclassification date with the change from the existing carrying value to the new fair value as an adjustment to shareholders’ equity.

          On July 26, 2010, the directors of CHL resolved to distribute its ordinary shares in the Company and the Founders’ Warrants to Founding Shareholders in proportion of their shareholding percentage at nil consideration. In connection with the distribution, CHL distributed to Sam Shoen and Shoen’s Trusts (collectively, “Shoen”) 66,964 Founders’ Warrants (the “Shoen’s Warrants”). Except for the Shoen’s Warrants, all of the other Founders’ Warrants expired unexercised.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          On August 18, 2011, the Company amended the exercise price of the Holder’s Warrants held by Vicis to US$1.1544 per share. Immediately after the amendment, Vicis exercised 8,662,509 of the warrants to purchase 8,662,509 ordinary shares of the Company at the reduced exercise price of US$1.1544 per share. Vicis holds 10,004,157 warrants after the exercise. On August 19, 2011, the Company further amended three other terms of the remaining 10,004,157 warrants held by Vicis (the “Vicis’ Amended Warrants”) by (i) introducing full-ratchet anti-dilution protection where the exercise price is further adjusted to equal the dilutive price if the Company issues or sells any shares or equity-linked instrument at a price per share or new exercise price per share less than the reduced exercise price of US$1.1544; (ii) providing a cashless exercise option; and (iii) increasing the hurdle for the Company’s exercise of its call option over the Holders’ Warrants, from a bid price equals or exceeds US$8.50 per share to US$17.66 per share.

          On October 27, 2011, the Company amended the exercise price of the Shoen’s Warrants to US$1.15 per share. Immediately after the amendment, Shoen exercised 31,072 of the warrants to purchase 31,072 ordinary shares of the Company at the reduced exercise price of US$1.15 per share. After the exercise, the Company further amended three other terms of the remaining 35,892 warrants held by Shoen (the “Shoen’s Amended Warrants) by (i) introducing full-ratchet anti-dilution protection where the exercise price is further adjusted to equal the dilutive price if the Company issues or sells any shares or equity-linked instrument at a price per share or new exercise price per share less than the reduced exercise price of US$1.15; (ii) providing a cashless exercise option; and (iii) increasing the hurdle for the Company’s exercise of its call option over the Founders’ Warrants, from a bid price equals or exceeds US$8.50 per share to US$17.66 per share.

          The Company evaluated ASC 815-40-15 and concluded that the 10,004,157 Vicis’ Amended Warrants and the 35,892 Shoen’s Amended Warrants are not indexed to its own stock due to the full-ratchet anti-dilution protection because the issuance of shares or an-equity-linked instrument in the future is not an input to the determination of the fair value of the settlement amount of a fixed-for-fixed or equity instrument. Therefore, the Vicis’ Amended Warrants and the Shoen’s Amended Warrants were reclassified from equity to liability. In accordance with ASC 815-40-35, the change in fair value of the Vicis’s Amended Warrants and the Shoen’s Warrants during the period these warrants were classified as equity was accounted for as an adjustment to stockholders’ equity with any subsequent change in fair value being adjusted through earnings. The aggregate fair value of the Vicis’ Amended Warrants and the Shoen’s Amended Warrants were US$1,391 and US$440 at the time of amendment and as of December 31, 2011, respectively. Thus, a debit to additional paid-in capital of US$1,391 and a gain of US$951 from the change in fair value of the Vicis’Amended Warrants and Shoen’s Amended Warrants were recognized in the statements of shareholders’ equity and the statements of operations, respectively, during the year ended December 31, 2011.

          The fair values of the outstanding Vicis’s Amended Warrants and Shoen’s Amended Warrants, which are classified as liabilities, were estimated at their commitment date and December 31, 2011 using the following assumptions:

Commitment date/ year-end date	Vicis’ Amended Warrants August 18, 2011	Shoen’s Amended Warrants October 27, 2011	Vicis’/Shoen’s Amended Warrants December 31, 2011

Average risk-free rate of return	0.24%	0.24%	0.24%
Expected term/life	2.38 years	2.18 years	2.00 years
Volatility rate	52.52%	51.20%	72.00%
Expected dividend yield	—	—	—
Fair value of ordinary share	0.14	0.04	0.04
Estimated forfeiture rate	0%	0%	0%

          The fair values of the Morgan Joseph Converted Warrants, IPO Warrants and Underwriter’s Warrants, which are classified as equity, were estimated at their commitment date using the following assumptions:

	Morgan Joseph Converted Warrant	IPO Warrants	Underwriter’s Warrants

Commitment date	January 25, 2010	January 25, 2010	January 25, 2010

Average risk-free rate of return	2.40%	2.40%	2.40%
Expected term/life	3.00 years	4.99 years	4.99 years
Volatility rate	66.00%	66.00%	66.00%
Expected dividend yield	—	—	—
Fair value of ordinary share	4.93	4.93	4.93
Estimated forfeiture rate	0%	0%	0%

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying warrants and the fair value of the Company’s ordinary shares as of December 31, 2011, for those warrants that have an exercise price currently below the fair value of the Company’s ordinary shares. As of December 31, 2011, the Company has warrants outstanding to purchase an aggregate 34,086,929 ordinary shares. None of these warrants has an exercise price below the fair value of the Company’s ordinary shares, resulting in an aggregate intrinsic value of US$nil.

          All warrants were vested as of the date they were issued, except for the Underwriter’s Warrants which vested 540 days after the IPO on July 19, 2011. Except for the exercise and expiration of warrants described above, no other warrants were redeemed, forfeited, cancelled or exercised for the years ended December 31, 2009, 2010 and 2011.

18. SHARE CAPITAL

          The Company’s authorized ordinary share capital was 400,000,000 shares at par value of US$0.001 per share as of December 31, 2010 and 2011. There were 153,295,516 and 161,989,097 ordinary shares issued and outstanding as of December 31, 2010 and 2011, respectively.

          On January 25, 2010, the Company completed an IPO, whereby the Company issued 6,000,000 units of securities at US$16.00 per unit. Each unit consists of one ADS priced at US$14.80 and one warrant priced at US$1.20. Each ADS represents three ordinary shares and each warrant entitles the holder to purchase three ordinary shares for an exercise price of US$15.00. Upon the closing of the Company’s IPO on January 25, 2010, all of the issued and outstanding Series A, Series B and Series C Preferred Shares and the related accrued cumulative dividends were automatically converted into 63,016,780, 50,795,457 and 5,941,613 ordinary shares, respectively. There were no preferred shares issued and outstanding as of December 31, 2010 and 2011.

          On August 19, 2011 and October 27, 2011, Vicis and Shoen exercised a portion of their warrants to purchase 8,662,509 ordinary shares at US$1.1544 per share and 31,072 ordinary shares at US$1.15 per share from the Company, respectively (Note 17).

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

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

19. BASIC AND DILUTED LOSS PER SHARE

          Basic and diluted loss per share for the years ended December 31, 2009, 2010 and 2011 are calculated as follows:

	For the Years Ended December 31,

	2009	2010	2011

	US$	US$	US$

Numerator for basic loss per share:
Loss attributable to ordinary shareholders	(55,872)	(12,073)	(45,389)

Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	—
Accretion of beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	—
Accretion of beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	—
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	—
Changes in redemption value of Series A convertible redeemable preferred shares	—	—	—
Changes in redemption value of Series B convertible redeemable preferred shares	—	—	—
Changes in redemption value of Series C convertible redeemable preferred shares	—	—	—

Numerator for diluted loss per share	(55,872)	(12,073)	(45,389)

Denominator:
Weighted average number of ordinary shares outstanding—basic	15,541,666	143,253,450	156,505,076

Dilutive effect of convertible securities:
Warrants	—	—	—
Convertible redeemable preferred shares	—	—	—
Share options.	—	—	—

Weighted average number of ordinary shares outstanding—diluted	15,541,666	143,253,450	156,505,076

Loss per share—basic and diluted	(3.59)	(0.08)	(0.29)
From continuing operations	(3.59)	(0.09)	(0.29)

From discontinued operations	0.00	0.01	(0.00)

          The Group had securities outstanding which could potentially dilute basic loss per share in the future, but these securities were excluded from the computation of diluted loss per share in the years ended December 31, 2009, 2010 and 2011, as their effects would have been anti-dilutive. Such outstanding securities consist of warrants and share options in 2009, 2010 and 2011, and convertible redeemable preferred shares in 2009 and 2010.

20. EMPLOYEE BENEFIT PLANS

(a) Defined contribution plan

          The Group’s full time employees in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on 26.7% to 44.9% of the employees’ salaries, subject to a certain cap limit, depending on the location of employment. The total contribution for such employee benefits, which was expensed as incurred, was US$605, US$810 and US$1,045 for the years ended December 31, 2009, 2010 and 2011, respectively. The Group has no additional legal obligations or liabilities for the benefits beyond the paid and accrued amounts.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          In November 2008, the New York office of the Company established a 401(k) retirement plan, which requires a dollar by dollar matching contribution from the employer up to 3% of the employee’s annual salary. The total contribution for the 401(k) retirement plan, which was expensed as incurred, was US$26, US$77 and US$155 for the years ended December 31, 2009, 2010 and 2011, respectively. The Group has no additional legal obligation or liabilities for the benefits beyond the paid and accrued amounts.

(b) Defined benefit plan

          The Company established a defined benefit plan with a retirement plan service agent for two executive officers with an effective date of January 1, 2010. The guaranteed retirement benefit under this defined benefit plan is based on the two executive officers’ salaries and length of service periods. The benefit obligation, net periodic benefit cost, fair value of plan contributed assets and changes in the funded status of the plan were insignificant as of and for the years ended December 31, 2010 and 2011 based on the latest actuarial valuation dated January 13, 2012.

21. INTEREST EXPENSE

          Interest expense for the years ended December 31, 2009, 2010 and 2011 consist of:

	For the Years Ended December 31,

	2009	2010	2011

	US$	US$	US$

Interest on bank loans	12,144	14,305	19,975
Accrued interest on unrecognized tax benefits (Note 12)	183	237	514
Amortization of debt issuance costs	23	19	19
Accretion of guarantee fee payable	10	—	—
Interest penalty to original shareholders of acquired subsidiaries	401	129	2,503
Interest on loans from unrelated parties	133	2	2,567
Bank charges	409	343	718
Others	56	132	254

	13,359	15,167	26,550

22. COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

          The Group has entered into certain operating leasing arrangements relating to the lease of the Group’s office premises. Payments made under operating leases are expensed on a straight-line basis over the term of the lease. Rental expenses under operating leases for the years ended December 31, 2009, 2010 and 2011 were US$691, US$766 and US$912 respectively.

          Future minimum lease payments for non-cancellable operating leases as of December 31, 2011 are as follows:

US$

2012	478
2013	344
2014	1
2015 and thereafter	—

Total	823

(b) Capital commitments

          Capital commitments as of December 31, 2011 were approximately US$960 (RMB6,049), representing contracted but unpaid amounts for the purchase of property, plant and equipment by Binglangjiang and Husahe.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

(c) Other commitments

         During the year ended December 31, 2011, the Company entered into compensation agreements with certain land owners in the Fujian Province, the PRC, who lost the usage of their land due to the operation of the Company’s hydroelectric power projects in the areas. These agreements have terms ranging from 5 to 43 years from the date of signing of the compensation agreements. The annual compensation is based on the relevant land acres and agreed compensation rate per acre. The total compensation costs paid to the land owners, where were recorded in “cost of revenues”, were US$166 for the year ended December 31, 2011.

          Future minimum compensation costs to be paid to the land owners for the five years succeeding December 31, 2011 are as follows:

US$

2012	141
2013	146
2014	144
2015	144
2016	144
Thereafter	3,884

Total	4,603

(d) Loan guarantee commitments

          Pursuant to an agreement signed in May 2011 between Wuliting and Guangsha Construction Group Co., Ltd. (“Guangsha”), the original shareholder of Wuliting, Guangsha agreed to provide guarantee on the bank loans of Wuliting amounting to RMB90,000 from April 1, 2011 to April 1, 2013. In connection with the loan guarantee provided by Guangsha, the Company signed an agreement with Guangsha to provide a counter guarantee to Guangsha’s guarantee obligation. Pursuant to the counter guarantee agreement, the Company is obligated to reimburse Guangsha for all bank loans, interests, penalties and all other related costs Guangsha guaranteed in the event that Wuliting is not able to fulfill its loan payment obligations when become due. In addition, pursuant to the counter guarantee agreement, the Company agreed to pay Guangsha an annual guarantee fee based on an annual interest rate of 2.25% on the outstanding loan balances of Wuliting. The amount of the guarantee fee was US$239K for the year ended December 31, 2011.

(e) Other contingencies

          As of December 31, 2011, the Group has not obtained formal title certificates with respect to the land that the Group used at the hydroelectric power projects of Wuliting, Zhougongyuan, Binglangjiang, Jinlong, Jintang, Jinling and Jinwei with a total area of approximately 2,571,106 meter square. The management is in the process of completing the legal procedures for obtaining the relevant title certificates for the parcels of land and buildings involved and registering them in the name of the Group’s operating companies. In addition, the Group has not passed the completion acceptance procedure for hydroelectric power projects of Wangkeng, Banzhu, Shapulong, Jinlong, Jintang, Jinwei and Jinling. Moreover, the hydroelectric power projects of Husahe and Jinling cannot verify whether they have passed completion acceptance due to the loss of files caused by flood in 2004. The management is in the process of performing the completion acceptance procedure for these hydroelectric power projects. In the opinion of management, the likelihood of not obtaining the formal title certificates and completing the acceptance procedures is remote based on current facts and circumstances.

          There were no significant contingencies as of December 31, 2010 and 2011.

23. OTHER (LOSS) INCOME, NET

          Other (loss) income, net for the years ended December 31, 2009, 2010 and 2011 consists of:

	For the Years Ended December 31,

	2009	2010	2011

	US$	US$	US$

Change in value of guarantee assets	(42)	—	—
Change in value of guarantee liabilities	42	—	—
Fees for supporting service provided to an equity investee	32	—	—
Remeasurement gain on pre-existing interest in an equity investee at acquisition date fair value	105	—	—
Loss on disposal of property, plant and equipment	(276)	(65)	(264)
Reimbursement from ADS depositary bank	—	446	527
Others	(86)	(259)	(611)

Other (loss) income, net	(225)	122	(348)

          For the years ended December 31, 2010 and 2011, a net reimbursement amounting to US$446 and US$527, respectively, was received from Bank of New York Mellon, the Company’s ADS depositary bank, for the establishment of an ADS depositary receipt facility after the Company’s IPO.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

24. SEGMENT AND GEOGRAPHIC INFORMATION

          The Group follows ASC 280-10 for disclosure of segment information. The Group’s chief operating decision maker, who has been identified as the CEO, relies upon financial information by provinces with operations in the PRC when making decisions about allocating resources and assessing the performance of the Group. For the years ended December 31, 2009, 2010 and 2011, the Group operated and managed its business as four operating and reportable segments, namely the Yunnan Province segment, the Sichuan Province segment, the Zhejiang Province segment and the Fujian Province segment. As the Group’s long-lived assets and revenues are substantially all located in and derived from the PRC, no geographical segments are presented.

          The Group’s segment information as of and for the year ended December 31, 2009 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated

	US$	US$	US$	US$	US$	US$	US$

Revenues	2,966	939	18,164	12,258	—	—	34,327
Cost of revenues	(1,193)	(583)	(9,774)	(6,525)	—	1,617	(16,458)
General and administrative expenses including share-based compensation expense of US$571	(330)	(203)	(1,178)	(517)	(6,775)	—	(9,003)
Interest income	115	38	57	18	319	(37)	510
Interest expense	(303)	—	(7,020)	(5,685)	(388)	37	(13,359)
Change in fair value of warrant liabilities	—	—	—	—	(13,793)	—	(13,793)
Exchange loss	—	(1)	(5)	(7)	(10)	—	(23)
Share of losses in an equity investee	—	—	—	—	(70)	—	(70)
Other (loss) income, net	(2)	(1)	(9)	(265)	1,760	(1,708)	(225)
Income tax expense	(166)	(51)	(403)	(680)	(133)	—	(1,433)
Net income (loss) from continuing operations	1,087	138	(168)	(1,403)	(19,090)	(91)	(19,527)

Net income from discontinued operations (net of income tax expense of US$59)	—	—	—	8	—	91	99

Net income (loss)	1,087	138	(168)	(1,395)	(19,090)	—	(19,428)
Net loss attributable to noncontrolling interests	—	—	—	32	—	—	32

Net income (loss) attributable to China Hydroelectric Corporation shareholders	1,087	138	(168)	(1,363)	(19,090)	—	(19,396)

Total assets	42,770	14,649	311,685	204,347	337,472	(317,090)	593,833
Total liabilities	(15,494)	(556)	(152,898)	(112,187)	(34,506)	23,002	(292,639)
Capital expenditures	7,661	1,616	1,826	1,732	141	—	12,976
Depreciation and amortization expenses	845	338	6,887	3,881	78	—	12,029

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          The Group’s segment information as of and for the year ended December 31, 2010 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated

	US$	US$	US$	US$	US$	US$	US$

Revenues	8,822	660	32,959	20,840	(1)	—	63,280
Cost of revenues	(4,059)	(597)	(14,414)	(7,537)	1	2,636	(23,970)
General and administrative expenses including share-based compensation expense of US$3,615	(605)	(148)	(1,319)	(1,195)	(16,040)	—	(19,307)
Interest income	9	16	8	1,119	557	(519)	1,190
Interest expense	(2,945)	—	(7,493)	(5,199)	(49)	519	(15,167)
Change in fair value of warrant liabilities	—	—	—	—	365	—	365
Exchange loss	—	—	—	(452)	(403)	—	(855)
Other (loss) income, net	(4)	29	(133)	(66)	3,087	(2,791)	122
Income tax benefit (expense)	204	1	(2,138)	(1,541)	(83)		(3,557)
Net income (loss) from continuing operations	1,422	(39)	7,470	5,969	(12,566)	(155)	2,101

Net income from discontinued operations (net of income tax benefit of US$197)	—	—	—	1,729	—	155	1,884

Net income (loss)	1,422	(39)	7,470	7,698	(12,566)	—	3,985
Net income attributable to noncontrolling interests	—	—	—	(243)	—	—	(243)

Net income (loss) attributable to China Hydroelectric Corporation shareholders	1,422	(39)	7,470	7,455	(12,566)	—	3,742

Total assets	183,888	14,910	305,927	396,388	435,361	(506,018)	830,456
Total liabilities	(117,138)	(420)	(138,055)	(202,276)	(20,578)	64,994	(413,473)
Capital expenditures	879	569	250	317	1,380	—	3,395
Depreciation and amortization expenses	2,660	373	9,392	3,853	92	—	16,370

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          The Group’s segment information as of and for the year ended December 31, 2011 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated

	US$	US$	US$	US$	US$	US$	US$

Revenues	13,806	555	25,382	17,801	—	—	57,544
Cost of revenues	(8,349)	(568)	(15,034)	(12,337)	—	3,743	(32,545)
General and administrative expenses including share-based compensation expense of US$10,479	(1,519)	(86)	(1,148)	(2,408)	(23,867)	—	(29,028)
Interest income	180	10	128	1,736	66	(2,018)	102
Interest expense	(8,468)	—	(8,565)	(11,462)	(73)	2,018	(26,550)
Change in fair value of warrant liabilities	—	—	—	—	951	—	951
Exchange loss	(28)	—	—	(244)	(579)	—	(851)
Impairment loss on goodwill	(5,260)	—	—	(6,128)			(11,388)
Impairment loss on long-lived assets					(11,601)	11	(11,590)
Other (loss) income, net	(285)	—	(36)	(172)	4,033	(3,888)	(348)
Income tax (expense) benefit	(142)	5	(843)	93	(662)	—	(1,549)

Net loss from continuing operations	(10,065)	(84)	(116)	(13,121)	(31,732)	(134)	(55,252)

Net (loss) income from discontinued operations (net of income tax expense of US$79)	—	—	—	(181)	—	143	(38)

Net (loss) income	(10,065)	(84)	(116)	(13,302)	(31,732)	9	(55,290)
Net loss attributable to noncontrolling interests	—	—	—	2,546	7,355	—	9,901

Net (loss) income attributable to China Hydroelectric Corporation shareholders	(10,065)	(84)	(116)	(10,756)	(24,377)	9	(45,389)

Total assets	200,681	15,896	318,616	374,296	421,650	(516,224)	814,915
Total liabilities	(133,670)	(753)	(138,688)	(185,330)	(20,498)	58,902	(420,037)
Capital expenditures	1,763	1,128	3,031	645	970	(5)	7,532
Depreciation and amortization expenses	5,181	344	9,837	7,281	115	—	22,758

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

          On December 3, 2009, the Board approved the grant of 7,000,000 share options to the directors, officer, employees and a consultant of the Group at an exercise price equal to the price at which the ordinary shares underlying the ADS are sold in the initial public offering of the Company; provided that the options shall expire in the event that the Company does not consummate its initial public offering within six months of the approval date. Since the exercise price was not known until IPO was successfully completed on January 25, 2010, the accounting grant date for the share-based awards issued on December 3, 2009 was not established until January 25, 2010. Accordingly, no compensation expense related to the December 3, 2009 grant was recognized for the year ended December 31, 2009.

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

          On December 28, 2011, the Board approved an option exchange program. Pursuant to the option exchange program, 10,109,000 and 275,000 share options originally granted to employees and a non-employee consultant, respectively, were cancelled. Simultaneously, 407,706 and 9,250 share options at an exercise price of US$0.46 were granted to these employees and the non-employee consultant, respectively, in exchange for the cancelled options. The option exchange program was structured to provide the same total fair value to the original and the new share options on the day of exchange, as determined under the Black-Scholes valuation model. These new share options have a contractual life of five years and are exercisable immediately upon grant. Other non-employee consultants and directors did not participate in the option exchange program. The Company accounted for the exchange of the original award for a new award as a modification in accordance with ASC sub-topic 718-20-35. Share-based payments: Subsequent measurement of awards classified as equity, and measured the incremental compensation cost from the modification as the excess of the fair value of the modified award based on current circumstances over the fair value of the original option measured immediately before its terms are modified based on current circumstances. The incremental compensation cost was determined to be zero by the Company after considering the terms of fair value to fair value option exchange. The US$7,620 unrecognized compensation cost of the original options was fully recognized on December 28, 2011, the modification date, as the modified share options were immediately vested upon modification.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Options granted to directors

          The following table summarizes the share options granted to directors as of and for year ended December 31, 2011:

	Number of Options	Weighted- Average Exercise Price (US$)	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (US$)

Outstanding at January 1, 2011	40,000	7.70	2.63	—

Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or cancelled	—	—	—	—

Outstanding at December 31, 2011	40,000	7.70	1.63	—

Vested and expected to vest at December 31, 2011	40,000	7.70	1.63	—

Exercisable at December 31, 2011	40,000	7.70	1.63	—

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

          The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as of December 31, 2011, for those awards that have an exercise price currently below the fair value of the Company’s shares. As of December 31, 2011, all of the options granted to directors have an exercise price above the fair value of the Company’s shares, resulting in an aggregate intrinsic value of US$nil.

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

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Options granted to consultants

          The following table summarizes the share options granted to consultants as of and for the year ended December 31, 2011:

	Number of Options	Weighted- Average Exercise Price (US$)	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (US$)

Outstanding at January 1, 2011	345,000	7.08	2.92	—

Granted	9,250	0.46	5.00	—
Exercised	—	—	—	—
Forfeited or cancelled	(295,000)	—	—	—

Outstanding at December 31, 2011	59,250	6.57	2.16	—

Vested and expected to vest at December 31, 2011	59,250	6.57	2.16	—

Exercisable at December 31, 2011	59,250	6.57	2.16	—

          As of December 31, 2011, all of the options granted to consultants have an exercise price above the fair value of the Company’s shares, resulting in an aggregate intrinsic value of US$nil.

          The weighted-average fair value of options granted to consultants of the Group during the year ended December 31, 2010 was US$2.03 and US$0.28 at January 25, 2010 and December 31, 2010, respectively. During the year ended December 31, 2011, the total fair value of options vested based on the year-end fair value was US$2.

          One of the consultants exchanged his 275,000 share options for 9,250 new share options on December 28, 2011 as more fully described above. The weighted average fair value of the new options granted was US$0.22 at December 28, 2011.

          As of December 31, 2011, all share-based compensation costs related to options granted to consultants have been recognized. To the extent the actual forfeiture rate is different from the original estimate or the assumptions used in estimating the fair value of options are changed, actual share-based compensation related to these awards granted to consultants may be different from the expectation.

          The fair value for the options granted to consultants during the years ended December 31, 2010 and 2011 was estimated using the binomial option pricing model with the following assumptions:

	December 31,

	2010	2011

Suboptimal exercise factor	1.5	3
Risk-free interest rate	0.87-1.48%	0.85%
Expected volatility rate	40.09%	71.87%
Expected dividend yield	0%	0%
Expected share option life	2.63-3.93 years	5 years
Estimated forfeiture rate	0%	0%
Fair value of ordinary share	US$2.46	US$0.38

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Options granted to employees

          The following table summarizes the share options granted to employees as of and for the year ended December 31, 2011:

	Number of Options	Weighted- Average Exercise Price (US$)	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (US$)

Outstanding at January 1, 2011	10,214,000	6.54	3.17	—

Granted	407,706	0.46	5.00	—
Exercised	—	—	—
Forfeited or cancelled	(10, 214,000)	—	—	—

Outstanding at December 31, 2011	407,706	0.46	5.00	—

Vested and expected to vest at December 31, 2011	407,706	0.46	5.00	—

Exercisable at December 31, 2011	407,706	0.46	5.00	—

          As of December 31, 2011, all of the options granted to employees have an exercise price above the fair value of the Company’s shares, resulting in an aggregate intrinsic value of US$nil.

          The weighted-average grant-date fair value of options granted to employees of the Group during the year ended December 31, 2010 was US$1.44. During the year ended December 31, 2011, the total fair value of options vested based on the grant date fair value was US$90.

          Three of the employees terminated their employment relationship with the Company and their 105,000 share options were forfeited immediately upon termination in 2011. All of the employees exchanged their 10,109,000 share options for 407,706 new share options on December 28, 2011 as more fully described above. The weighted average fair value of the new options granted was US$0.22 at December 28, 2011.

          As of December 31, 2011, all share-based compensation costs related to options granted to employees have been recognized. To the extent the actual forfeiture rate is different from the original estimation, actual share-based compensation related to these awards may be different from the expectation.

          The grant-date fair value of the options granted to employees during the years ended December 31, 2010 and 2011 was estimated using the binomial option pricing model and the Black-Scholes valuation model, respectively, with the following assumptions:

	2010	2011

Suboptimal exercise factor	1.5	—
Risk-free interest rate	3.07%	0.85%
Expected volatility rate	58%	71.87%
Expected dividend yield	0%	0%
Expected share option life	4.86 years	5 years
Estimated forfeiture rate
Founders	0%	—
Senior management	8.9%	—
Employees	4.3%	—
Fair value of ordinary shares	US $4.63	US$0.39

          Total compensation cost recognized for share options granted to directors, consultants and employees for the years ended December 31, 2009, 2010 and 2011:

	For the Years Ended December 31,

	2009	2010	2011

	US$	US$	US$

Cost of revenues	—	—	—

General and administrative expenses	571	3,615	10,479

	571	3,615	10,479

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

26. RELATED PARTY TRANSACTIONS

          The principal related parties with which the Group had transactions during the years presented are as follows:

Name of related parties	Relationship with the Group

China Hydro LLC	A shareholder of the Company
Kuhns Brothers, Inc.	A company owned by the CEO
China Carbon Investment Consulting, Ltd.	A company controlled by the CEO
China Silicon Zhuo-Xin Investment Consulting, Ltd.	A company controlled by the CEO
Sanming City Chenyang Hydropower Co., Ltd.	Noncontrolling interest in Wangkeng before January 14, 2011
Henan Lantian Group Co., Ltd.	Noncontrolling interest in Wuyue
Nanping City Xingshui Co., Ltd.	Noncontrolling interest in Jinlong
Xiamen Youen Hydropower Development Co., Ltd.	Noncontrolling interest in Jintang and Jinwei

(a) The Company had the following related party transactions during the years presented:

	For the Years Ended December 31,

	2009	2010	2011

	US$	US$	US$

Expense paid on behalf by related parties:
Kuhns Brothers, Inc.	75	98	90

	75	98	90

          During the years ended December 31, 2009, 2010 and 2011, Kuhns Brothers, Inc. paid US$75, $98 and $90 of miscellaneous expenses on behalf of the Company, respectively. The amounts were fully repaid by the Company as of December 31, 2011.

	For the Years Ended December 31,

	2009	2010	2011

	US$	US$	US$

Rental for office space provided by:
Kuhns Brothers, Inc.	288	288	288

	288	288	288

Fees for financial advisory services provided by:
Kuhns Brothers, Inc.	200	—	—

	200	—	—

          During the years ended December 31, 2009, 2010 and 2011, the Company rented office space from the Kuhns Brothers, Inc. and incurred rental expenses of US$288, US$288 and US$288, respectively.

          During the year ended December 31, 2009, the Company paid US$200 to Kuhns Brothers, Inc. as consideration for its financial advisory services in connection with Series C convertible redeemable preferred shares offering.

	For the Years Ended December 31,

	2009	2010	2011

	US$	US$	US$

Loans from related parties:
Sanming City Chenyang Hydropower Co., Ltd.	—	2,247	—
Xiamen Youen Hydropower Development Co., Ltd.	—	—	1,263

	—	2,247	1,263

Prepayment to related parties for acquisition of noncontrolling interest:
Sanming City Chenyang Hydropower Co., Ltd.	—	4,643	—

Prepayments to related parties for hydroelectric project construction:
Henan Lantian Group Co., Ltd.	—	1,251	—

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          During the year ended December 31, 2010, the Company obtained short-term borrowings amounted to US$2,247 from Sanming City Chenyang Hydropower Co., Ltd. The short-term loans are unsecured, interest-free and repayable on demand. The amounts were fully repaid as of December 31, 2011. During the year ended December 31, 2011, the Company obtained short-term borrowings amounted to US$1,263 from Xiamen Youen Hydropower Development Co., Ltd. The short-term loans are unsecured, interest-free and repayable on demand.

          During the year ended December 31, 2010, Fujian Huabang made a prepayment of US$4,643 to Sanming City Chenyang Hydropower Co., Ltd. for the acquisition of the remaining 10% noncontrolling interest in Wangkeng. The acquisition was completed in January 2011.

          During the year ended December 31, 2010, the Company made a payment of US$1,251 on behalf of Henan Lantian Group Co., Ltd., the noncontrolling shareholder of Wuyue, for the construction of Wuyue’s hydroelectric project.

(b) The Company had the following related party balances as of December 31, 2010 and 2011:

	December 31,

	2010	2011

	US$	US$

Amounts due from related parties:
Sanming City Chenyang Hydropower Co., Ltd.	4,680	—
Henan Lantian Group Co., Ltd.	1,270	1,334

	5,950	1,334

Less: Allowance for doubtful accounts	—	(1,334)

	5,950	—

Amounts due to related parties:
Sanming City Chenyang Hydropower Co., Ltd.	2,514	—
Kuhns Brothers, Inc.	4	4
Nanping City Xingshui Co., Ltd.	1,419	1,490
Xiamen Youen Hydropower Development Co., Ltd.	8,929	10,680

	12,866	12,174

          Amounts due from related parties as of December 31, 2011 mainly represents payments made on behalf of Henan Lantian Group Co., Ltd. by the Company for the construction of Wuyue’s hydroelectric project in 2010. During the year ended December 31, 2011, the Company decided to abandon the construction of Wuyue’s hydroelectric project. As a result the Company made a full bad debt provision of US$1,344.

          All balances with related parties as of December 31, 2011 are unsecured, interest-free and repayable on demand.

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

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

          In accordance with the Law of the People’s Republic of China on Foreign Invested Enterprises (“FIE”) and its articles of association, a FIE established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign invested enterprise (“WOFE”) is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A non-wholly-owned foreign invested enterprise is permitted to provide all the above allocation of annual after-tax profit at the discretion of its board of directors, except for the general reserve fund which has the same requirement as a WOFE. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. All of the subsidiaries of the Company except Wangkeng, Shapulong, Wuyue, Ruiyang, Husahe, Jinlong, Jintang, Jinwei and Dazhaihe were acquired or established as WOFEs, and therefore are subject to the above mandated restrictions on distributable profits. Wangkeng was acquired as a non-wholly-owned foreign invested equity; Shapulong and Wuyue are equity joint ventures established pursuant to the Law of China on Sino-Foreign Equity Joint Ventures, and Ruiyang, Husahe, Jinlong, Jintang, Jinwei and Dazhaihe are domestic companies established pursuant to the Company Law of China, and therefore are only subject to the 10% general reserve fund requirement.

          As a result of the PRC laws, rules and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-up capital and statutory reserves as determined pursuant to PRC generally accepted accounting principles, totaling US$466,792 and US$490,621 as of December 31, 2010 and 2011, respectively. Profit appropriations of US$1,255 and US$333 were made for the years ended December 31, 2010 and 2011, respectively.

28. CONCENTRATION OF RISKS

Concentration of credit risk

          Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2010 and 2011, substantially all of the Group’s cash and cash equivalents were managed by financial institutions located in the United States and the PRC which management believes are of high credit quality.

          Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC. As a percentage of total accounts receivable, the top five customers accounted for 98% and 85% as of December 31, 2010 and 2011, respectively.

          Due to the Group’s dependence on a limited number of customers, any negative events or deterioration in financial strength with the Group’s customers or deterioration of relationship with the Group’s customers, may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The major customers and the portion of revenue from these customers for the years ended December 31, 2009, 2010 and 2011 are listed below:

		For the Years Ended December 31,
Segment		2009	2010	2011

Yunnan Nujiang Electric Power Co., Ltd.	Yunnan Province	—	1%	7%
Yunnan Dehong Electric Power Co., Ltd.	Yunnan Province	8%	9%	11%
Yunnan Honghe Electric Power Co., Ltd.	Yunnan Province	—	—	1%
Yunnan Grid Company, Ltd.	Yunnan Province	—	3%	4%
Sichuan Cangxi Electric Power Co., Ltd.	Sichuan Province	3%	1%	1%
Lishui Electric Power Bureau	Zhejiang Province	50%	49%	43%
Fujian Electric Power Co., Ltd.	Fujian Province	28%	24%	16%
Pingnan Power Supply Company	Fujian Province	11%	13%	8%
Shaowu Electric Power Bureau	Fujian Province	—	—	7%
Nanping Electric Power Bureau	Fujian Province	—	—	2%

		100%	100%	100%

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

Foreign currency exchange rate risk

          On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 0.1%, 3.0% and 4.9% appreciation of the RMB against the US$ in 2009, 2010 and 2011, respectively. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant volatility of the RMB against the US$.

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

29. SUBSEQUENT EVENTS

          On December 3, 2011, the Company entered into an equity purchase and sale agreement with a third-party to sell Pingnan County Yuanping Hydroelectric Co., Ltd., which owns and operates the Yuanping hydroelectric power project, a 16 megawatt (“MW”) project located in the Fujian Province, for cash consideration of US$11,276 (RMB71,050). The sale transaction was completed on March 2, 2012.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

30. CONDENSED FINANCIAL INFORMATION OF THE COMPANY

          The following is the condensed financial information of the Company on a non-consolidated basis:

Balance sheets

	December 31,
	2010	2011

	US$	US$

ASSETS
Current assets
Cash and cash equivalents	8,088	2,884
Prepayments and other current assets	1,541	135

Total current assets	9,629	3,019
Non-current assets
Property, plant and equipment, net	11	7
Investment in subsidiaries	417,166	416,542
Other non-current assets	157	139

Total non-current assets	417,334	416,688

TOTAL ASSETS	426,963	419,707

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to subsidiaries	15,940	13,919
Accrued expense and other current liabilities	2,575	2,821
Deferred tax liabilities	—	537
Warrant liabilities	—	440

Total current liabilities	18,515	17,717

Non-current liabilities
Other non-current liabilities	—	129

	—	129

Total liabilities	18,515	17,846

Shareholders’ equity
Ordinary shares (par value US$0.001 per share, 400,000,000 shares authorized as of December 31, 2010 and 2011; 153,295,516 and 161,989,097 shares issued and outstanding as of December 31, 2010 and 2011)	153	162
Additional paid-in capital	498,213	516,967
Accumulated other comprehensive income	22,922	42,968
Accumulated deficit	(112,840)	(158,236)

Total shareholders’ equity	408,448	401,861

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	426,963	419,707

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Statements of operations

	For the Years Ended December 31,
	2009	2010	2011

	US$	US$	US$

Revenues	—	—	—
Cost of revenues	—	—	—
Gross profit	—	—	—

Operating expenses:
General and administrative expenses	(4,785)	(12,016)	(18,247)
Total operating expenses	(4,785)	(12,016)	(18,247)
Operating loss	(4,785)	(12,016)	(18,247)
Equity in (losses) profits of subsidiaries	(747)	14,814	(27,402)
Share of losses in an equity investee	(70)	—	—
Interest income	319	555	66
Interest expense	(419)	(19)	(23)
Change in fair value of derivatives and warrant liabilities	(13,793)	365	951
Exchange loss	(6)	(403)	(580)
Other income, net	105	446	375

(Loss) income before income tax expense	(19,396)	3,742	(44,860)
Income tax expense	—	—	(536)

Net (loss) income	(19,396)	3,742	(45,396)

Statements of cash flows
	For the Years Ended December 31,

	2009	2010	2011

	US$	US$	US$

Cash flows used in operating activities	(3,289)	(10,157)	(8,740)
Cash flows used in investing activities	(21,643)	(86,071)	(6,500)
Cash flows provided by financing activities	10,787	85,988	10,036

Net decrease in cash and cash equivalents	(14,145)	(10,240)	(5,204)

Cash and cash equivalents at the beginning of year	32,473	18,328	8,088

Cash and cash equivalents at the end of year	18,328	8,088	2,884

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