Form 20-F/A
period 2011-12-31
China Hydroelectric Corp
filed 2012-05-22
CIK 1477156

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F/A Amendment No. 1

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

FOR THE TRANSITION PERIOD FROM ______ TO______.

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
☐ Yes ☑ No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐     Accelerated filer ☐      Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards
Board ☐ Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, which we filed with the Securities and Exchange Commission on April 27, 2012, for the sole purpose of furnishing the Interactive Data File as Exhibit 101.

No other changes have been made to our Annual Report on Form 20-F. This Amendment No. 1 does not reflect events that have occurred after the April 27, 2012 filing date of our Annual Report on Form 20-F, or modify or update the disclosures therein, except to reflect the amendment described above.

PART III

ITEM 19. EXHIBITS

The following is a list of exhibits filed as part of this Amendment No. 1 to such Annual Report.

Exhibit Number	Description of Exhibit

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Extension Schema Document*

101.CAL	XBRL Taxonomy Extension Calculation Document*

101.DEF	XBRL Taxonomy Extension Definitions Document*

101.LAB	XBRL Taxonomy Extension Labels Document*

101.PRE	XBRL Taxonomy Extension Presentation Document*

*	Users of the XBRL data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 22, 2012

CHINA HYDROELECTRIC CORPORATION

/s/ John D. Kuhns
Name: John D. Kuhns
Title: Chairman and Chief Executive Officer