Form 20-F
period 2012-12-31
China Hydroelectric Corp
filed 2013-04-18
CIK 1477156

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                       TO

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT . . . . . . . . . . . . . . . . . . .

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

162,057,167 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

CHINA HYDROELECTRIC CORPORATION

i

INTRODUCTION

This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, the asset and liability accounts have been translated from Renminbi to U.S. dollars using the middle rates promulgated by People’s Bank of China at the balance sheet dates, and income and expense items have been translated using the average of the middle rates promulgated by People’s Bank of China during the applicable period. We make no representation that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. See “Item 3—A. Selected Consolidated and Other Financial and Operating Data—Exchange Rate Information”.

Unless the context otherwise requires, references in this annual report to:

•                  “years” are to calendar years and, where the context requires, our fiscal year;

•                  our “hydroelectric power projects” are to the power projects and, where the context requires, the operating companies which owns the projects;

•                  “we,” “us,” “our company,” “our,” “CHC” and “China Hydroelectric” are to China Hydroelectric Corporation and its subsidiaries. For SEC reporting purposes, China Hydroelectric Corporation is the successor company to our predecessor company, Binglangjiang. Certain financial and operating data presented in this annual report reflect the results of operations of Binglangjiang from April 25, 2007, the date we acquired Binglangjiang;

•                  “Binglangjiang” are to Yunnan Huabang Electric Power Development Co. Ltd., which for SEC reporting purposes is our predecessor company. Binglangjiang’s financial and operating data presented in this annual report are solely those of Binglangjiang, and do not reflect the results of operations of our company or our other subsidiaries;

•                  “shares” or “ordinary shares” are to our ordinary shares, par value $0.001 per share;

•                  “ADSs” are to our American depositary shares, each of which represents three ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•                  “China” or “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, Hong Kong and Macau;

•                  “RMB” or “Renminbi” are to the legal currency of China and “US$”, “U.S. dollars” or “$” refers to the legal currency of the United States;

•                  “effective tariff” are to gross revenues, which are revenues not netted for VAT or other applicable business surcharges, if any, recorded in the relevant period, divided by the quantity of electricity sold in such period;

•                  “effective utilization rate” are to the quantity of electricity sold in the relevant period expressed as a percentage of installed capacity for electricity generation in such period;

•                  “Yuanping” are to the Yuanping Hydroelectric power project, which is located in Pingnan County, Ningde City, Fujian province; and

•                  “Yuheng” are to the Yuheng Hydroelectric power project, which is located in Pingnan County, Ningde City, Fujian province.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following tables present our selected historical consolidated financial information. Our selected consolidated statements of comprehesive income data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements and the related notes included elsewhere in this annual report, which have been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm. Our selected consolidated statements of comprehensive income data for the years ended December 31, 2008 and 2009 and selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 were derived from our audited consolidated financial statements, which are not included in this annual report. Our audited consolidated financial statements is prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Historical results are not necessarily indicative of the results of operations to be expected for future periods.

You should read this information together with “Item 5. Operating and Financial Review and Prospects” and the consolidated and other financial statements and the related notes of our company.

	Our Company
	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(US$ in thousands, except share and per share data)
Consolidated Statements of Comprehensive Income Data:
Continuing operations:
Revenues	14,394	31,977	58,158	54,597	85,388
Cost of revenues	(5,695)	(15,330)	(22,653)	(31,314)	(35,795)
Gross profit	8,699	16,647	35,505	23,283	49,593
Operating expenses:
General and administrative expenses	(6,722)	(8,931)	(19,166)	(28,896)	(20,348)
Impairment loss on long-lived assets	—	—	—	(11,590)	—
Impairment loss on goodwill	—	—	—	(11,388)	—
Operating income(loss)	1,977	7,716	16,339	(28,591)	29,245
Interest income	1,340	501	798	101	84
Interest expense	(5,266)	(11,780)	(13,855)	(24,757)	(28,070)
Change in fair value of derivative financial liabilities and warrant liabilities	420	(13,793)	365	951	(399)
Exchange (loss) gain	(1,067)	(23)	(855)	(851)	28
Share of losses in an equity investee	(503)	(70)	—	—	—
Other income (loss), net	127	(205)	166	(334)	507
(Loss) income before income tax expense	(2,972)	(17,654)	2,958	(53,481)	1,395
Income tax expense	(405)	(1,271)	(3,208)	(1,527)	(6,451)
Net loss from continuing operations	(3,377)	(18,925)	(250)	(55,008)	(5,056)
Net (loss) income net of income tax (expense) benefit from discontinued operations	(651)	(503)	4,235	(282)	3,907
Net (loss) income for the year	(4,028)	(19,428)	3,985	(55,290)	(1,149)
Less:
Net loss (income) attributable to noncontrolling interests	41	32	(243)	9,901	(94)
Net income (loss) attributable to China Hydroelectric Corporation shareholders	(3,987)	(19,396)	3,742	(45,389)	(1,243)
-Continuing operations	(3,336)	(18,893)	(493)	(45,107)	(5,150)
-Discontinuing operations	(651)	(503)	4,235	(282)	3,907

Other comprehensive income (loss), net of income tax expense
Foreign currency translation adjustments	8,676	246	11,857	20,394	(1,413)
Defined benefit pension plans	—	—	—	(33)	33
Other comprehensive income (loss)	8,676	246	11,857	20,361	(1,380)
Comprehensive income (loss)	4,648	(19,182)	15,842	(34,929)	(2,529)
Less: Comprehensive (income) loss attributable to noncontrolling interests	41	32	(243)	9,586	(85)
Comprehensive income (loss) attributable to China Hydroelectric Corporation shareholders	4,689	(19,150)	15,599	(25,343)	(2,614)

	Our company
	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(US$ in thousands, except share and per share data)

Consolidated Statements of Comprehensive Income Data:
Less:
Cumulative dividends on Series A convertible redeemable preferred shares	(14,680)	(19,836)	(1,989)	—	—
Cumulative dividends on Series B convertible redeemable preferred shares	(5,531)	(14,412)	(1,412)	—	—
Cumulative dividends on Series C convertible redeemable preferred shares	—	(356)	(162)	—	—
Beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	(6,990)	—	—
Beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	(5,040)	—	—
Beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	(222)	—	—
Changes in redemption value of Series A convertible redeemable preferred shares	(10,569)	—	—	—	—
Changes in redemption value of Series B convertible redeemable preferred shares	(4,134)	—	—	—	—
Changes in redemption value of Series C convertible redeemable preferred shares	—	(1,872)	—	—	—
Loss attributable to ordinary shareholders	(38,901)	(55,872)	(12,073)	(45,389)	(1,243)
Net loss attributable to ordinary shareholders per share	(2.50)	(3.59)	(0.08)	(0.29)	(0.01)
From continuing operations	(2.46)	(3.56)	(0.11)	(0.29)	(0.03)
From discontinuing operations	(0.04)	(0.03)	0.03	(0.00)	0.02
Weighted average ordinary shares used in basic and diluted net loss attributable to China Hydroelectric Corporation shareholders per share computation	15,554,416	15,541,666	143,253,450	156,505,076	161,989,097
Net loss attributable to ordinary shareholders per ADS	—	—	(0.25)	(0.87)	(0.02)
From continuing operations	N/A	N/A	(0.34)	(0.86)	(0.09)
From discontinuing operations	N/A	N/A	0.09	(0.01)	0.07
Weighted average ordinary shares used in basic and diluted net loss attributable to ordinary shareholders per ADS computation	—	—	47,751,150	52,168,358	53,996,366

Other Financial Data:
EBITDA attributable to China Hydroelectric Corporation shareholders, as adjusted(1)	6,474	22,782	42,788	31,490	58,491

(1)         See “Item 5. Operating and Financial Review and Prospects—Results of Operations of our Company—EBITDA from continuing operations, as adjusted” for a reconciliation of this non-GAAP number.

	Our Company
	As of December 31,
	2008	2009	2010	2011	2012
	(US$ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	38,693	31,618	33,457	8,391	7,967
Restricted cash	—	—	—	—	5,171
Accounts receivable, net	3,137	8,434	4,359	4,246	5,772
Notes receivable	—	—	—	—	1,877
Deferred tax assets	1,166	489	1,260	1,799	1,659
Amounts due from related parties, net	13	—	5,950	—	86
Amounts due from an equity investee	4,534	—	—	—	—
Prepayments and other current assets	9,437	4,582	8,221	2,999	14,150
Assets classified as held-for-sale	—	—	—	21,693	—
Total current assets	56,980	45,123	53,247	39,128	36,682
Investment in an equity investee	4,295	—	—	—	—
Deferred IPO initial public offering costs	6,032	12,774	—	—	—
Property, plant and equipment, net	334,512	384,493	583,686	580,964	548,511
Land use rights, net	30,678	38,707	48,944	50,666	48,640
Intangible assets, net	3,666	4,513	6,249	5,788	4,660
Goodwill	96,533	107,824	136,635	135,651	112,481
Deferred tax assets	—	—	986	1,767	1,329
Other non-current assets	872	399	709	951	2,013
Total non-current assets	476,588	548,710	777,209	775,787	717,634
Total assets	533,568	593,833	830,456	814,915	754,316
Liabilities classified as held-for-sale	—	—	—	11,920	—
Total current liabilities	77,285	101,467	163,720	177,855	117,706
Long term loan	138,133	172,469	224,297	215,382	212,970
Deferred tax liabilities	13,415	18,599	25,350	26,563	24,345
Other non-current liabilities	568	104	106	237	6,780
Convertible redeemable preferred shares	299,236	353,840	—	—	—
Total China Hydroelectric Corporation shareholders’ equity (deficit)	4,181	(53,435)	405,887	394,400	391,952
Noncontrolling interests	750	789	11,096	478	563
Total liabilities and shareholders’ equity	533,568	593,833	830,456	814,915	754,316

	Our Company
	As of and For the Period Ended December 31
	2008	2009	2010	2011	2012
Selected Operation Data(1)
Installed Capacity(2) (MW)	225.0	330.60	502.8	517.8	517.8
Electricity Sold(3) (kWh)	279,235,728	722,521,642	1,263,659,795	1,262,311,479	1,767,978,032
Effective tariff(4) (RMB/kWh)	0.36	0.30	0.34	0.30	0.33

(1)       For our company, operating data given are for our period of ownership of the hydroelectric power projects during the years indicated, excluding Yuanping and Yuheng, which are discontinued operation as of all years indicated.

(2)       Our aggregate installed capacity information presented includes, as of December 31, 2008, the installed capacity of Shapulong, Banzhu, and Wangkeng, as of December 31, 2009, the installed capacity of Wangkeng, as of December 31, 2010, the installed capacity of Wangkeng, Jinlong, Jintang and Jinwei, although as of such respective dates, our equity interest in Shapulong, Banzhu, Wangkeng, Jinlong, Jintang and Jinwei were 50.0%, 90.0%, 90.0%, 55.0%, 74.0% and 74.0% respectively. We acquired the remaining 10.0% interest in Banzhu in March 2009, the remaining 50.0% interest in Shapulong in August 2009 and the remaining 10.0% interest in Wangkeng in January 2011. Our aggregate installed capacity for the year ended December 31, 2008, 2009, 2010, 2011 and 2012, respectively, reflects installed capacity by our operating projects, excluding Yuanping and Yuheng, which are discontinued operation as of all years indicated.

(3)       Electricity sold and effective tariff information for the year ended December 31, 2008 does not reflect electricity sold by Shapulong and Yuanping. Our 50.0% equity interest in Shapulong accounted for using the equity method of accounting and our proportional share of Shapulong’s net loss is included as a share of losses in equity investee, in our consolidated statement of comprehensive income for the year ended December 31, 2008. In the year ended December 31, 2008, Shapulong sold 42,308,157kWh. We acquired the remaining 50.0% equity interest in Shapulong in August 2009. Although Yuanping commenced operations in March 2007, and has transmitted electricity to the power grid controlled by Fujian Ningde Electric Power Bureau, that transmission was made without a fixed or pre-determined tariff per kWh until late June 2009. Therefore, cash received in exchange for the transmission of electricity to the power grid before late June 2009 was recorded as customer deposits. Accordingly, no revenues were recorded by Yuanping in the year ended December 31, 2008. However, related cost of revenue was not deferred, and was charged to expenses as incurred. All of the customer deposits received from the date of our acquisition of Yuanping after the per kWh tariff became fixed or determinable. In August 2009, the Ningde Pricing Bureau, the regional pricing bureau in Fujian province, approved a unit price per kWh of RMB0.29, inclusive of value-added tax, or VAT, for electricity transmitted by Yuanping to the power grid controlled and owned by the provincial grid company prior to July 8, 2009. The unit price per kWh of RMB0.29 will continue to be in effect until the regional pricing bureau approves a new unit price per kWh. In the year ended December 31, 2008, Yuanping transmitted 28,292,478 kWh of electricity. We entered into an Equity Purchase and Sale Agreement to sell Yuanping in December 2011, and an equity transfer agreement to sell Yuheng in October 2012. Electricity sold for the year ended December 31, 2008, 2009, 2010, 2011 and 2012 reflects electricity sold by all our operating projects, excluding Yuanping and Yuheng, which are discontinued operation as of all years indicated.

(4)       See Exhibit 15.1 to this Annual Report on Form 20-F for the details of the calculation of effective tariff. Effective tariff for the year ended December 31, 2008, 2009, 2010, 2011 and 2012, respectively, reflects contributions from all our projects excluding Yuanping and Yuheng, which are discontinued operations as of all years indicated.

Exchange Rate Information

Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB and their revenues and expenses are denominated in that currency. Unless otherwise noted, the asset and liability accounts have been translated from RMB to U.S. dollars using middle rates published by the People’s Bank of China, or the PBOC, at the balance sheet dates, and income and expense items have been translated using the average of the middle rates published by the PBOC during the applicable period. We make no representation that any RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 18, 2013, the noon middle rate was RMB6.2416 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Middle Rate
Period	Period End	Average	Low	High
	(RMB per $1.00)
2008	6.8346	7.0696	6.8009	7.2805
2009	6.8282	6.8314	6.8201	6.8397
2010	6.6227	6.7255	6.6227	6.8284
2011	6.3009	6.4618	6.3009	6.6349
2012	6.2855	6.2932	6.2670	6.3495
Most recent six months:
October 2012	6.3002	6.3006	6.3002	6.3499
November 2012	6.2892	6.2951	6.2852	6.3082
December 2012	6.2855	6.2932	6.2855	6.2949
January 2013	6.2795	6.2825	6.2691	6.2851
February 2013	6.2779	6.2817	6.2779	6.2898
March 2013	6.2689	6.2772	6.2689	6.2822
April 2013 (through April 18, 2013)	6.2416	6.2636	6.2342	6.2674

Source: People’s Bank of China

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

As of December 31, 2012, we had a working capital deficiency of approximately $81.0 million. Due to our working capital deficiency, our independent registered public accountant has stated in its report dated April 18, 2013 with respect to our financial statements as of and for the year ended December 31, 2012 that these circumstances raise substantial doubt about our ability to continue as a going concern. We are currently seeking to raise funds through various means as described below. Our ability to continue as a going concern is dependent upon obtaining the necessary financing to meet our current and future liquidity needs.

Management has been closely monitoring our costs and intends to restrict such costs to those expenses that are essential to our operations. Management has been actively pursuing various means of securing additional financing. However, we cannot make any assurances that our cost reduction efforts will be effective or that any additional financing will be completed on a timely basis, on acceptable terms or at all. In the event that we fail to raise funds sufficient to meet our liquidity needs, we may be forced to substantially curtail our operations or otherwise take measures that would materially and adversely affect our business, results of operations and business prospects.

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

We were formed in July 2006 as a Cayman Islands exempted company with limited liability without any operating business. We currently have a total of twenty-five operating hydroelectric power projects from continuing operations. Our financial condition, results of operations and our future success will, to a significant extent, depend on our ability to continue to acquire, retain and, develop hydroelectric power projects throughout China and to achieve significant economies of scale. Our company has a limited operating history and is subject to the risks and uncertainties associated with early stage companies. Accordingly, you will have a limited basis on which to evaluate our ability to achieve our business objectives. We cannot assure you that more acquisitions can be consummated on terms favorable to us or at all, or that if we achieve those acquisitions we will be able to operate our expanded business profitably. Due to restrictions on bank lending imposed by the PRC government in 2011, we have been experiencing difficulty in obtaining financing from our principal banks, and, as part of our effort to seek funding from other sources, we entered an Equity Purchase and Sale Agreement to sell the Yuanping hydroelectric power project in December 2011 and the disposal date was March 2, 2012, which was the date we lost effective control over Yuanping, and the sale transaction was completed on the same date. We entered into a Share Transfer Agreement to sell the Yuheng hydroelectric power project in October 2012, the disposal date was October 31, 2012, which was the date we lost effective control over Yuheng. The sale transaction is expected to complete in April 2013. Although we generally intend to minimize sales of our operating assets, we may need to sell additional hydroelectric power projects in the future. If we fail to achieve our business objectives, then we may not be able to realize our expected revenue growth, maintain our existing revenue levels or operate at a profit. Even if we do realize our business objectives, our business may not be profitable in the future.

Our business is dependent upon hydrological conditions, which may from time to time result in conditions that are unfavorable to our business operations.

Our hydroelectric power generating prospects are dependent upon hydrological conditions prevailing from time to time in the broad geographic regions in which our existing and future hydroelectric power projects are located. There can be no assurance that the water flows at our existing and future sites will be consistent with our expectations, or that climatic and environmental conditions will not change significantly from the prevailing conditions at the time our projections were made. Water flows vary each year, and depend on factors such as rainfall, snowfall, rate of snowmelt and seasonal changes. Based on decades of hydrology recordkeeping by government and other organizations for the provinces where we have projects situated, as well as engineering studies prepared during the project design phase, we believe that over time, while annual precipitation levels will typically be above or below average, such variations will mostly likely average out. However, our existing and future hydroelectric power projects may be subject to substantial variations in climatic and hydrological conditions which may reduce water flow and thus our ability to generate electricity. While we have selected and will continue to select our hydroelectric power projects for acquisition in part on the basis of their projected outputs, the actual water flow required to produce those outputs may not exist or be sustained. For example, overall utilization at our hydroelectric power projects in 2012 was significantly higher than the overall utilization in 2011 due to significantly higher levels of precipitation, which has significantly affected our results of operations in 2012. If hydrological conditions result in droughts or other conditions that negatively affect our existing or proposed hydroelectric generation business, our results of operations may be materially and adversely affected.

We have encountered and may continue to encounter difficulties in pursuing our acquisition strategy and have sold and may continue to sell operating assets, which would result in us being dependent upon our current or remaining portfolio of hydroelectric power projects and having limited revenue growth potential.

Our ability to implement our acquisition strategy depends on a number of factors, in particular, our ability to maintain our current portfolio of hydroelectric power projects, identify suitable acquisition targets, reach agreements with sellers for acceptable consideration and on commercially reasonable terms and secure financing necessary for completing future acquisitions. There is no guarantee that we have the ability to pursue acquisition opportunities we identify in the future or the ability to maintain our current portfolio of power projects. In 2012, we did not acquire any additional hydroelectric power projects, nor do we currently anticipate any major asset purchase in at least the short term. Due to restrictions on bank lending imposed by the PRC government, we did not proceed with two acquisitions as planned in 2011 and entered into agreements to sell Yuanping hydroelectric power project in December 2011 and Yuheng hydroelectric power project in October 2012, respectively, to help meet our liquidity needs. The disposal date of Yuanping was March 2, 2012, which was the date we lost effective control over Yuanping. The sale transaction was completed on the same date. The disposal date of Yuheng was October 31, 2012, which was the date we lost effective control over Yuheng. The sale transaction is expected to complete in April, 2013. We cannot assure you that we will not need to sell additional operating assets. In addition, if we decide to make additional acquisitions in the future, we believe identifying and acquiring projects on reasonable terms may be more difficult as domestic and international competitors seek to acquire small hydroelectric power projects in China. Furthermore, depending on factors such as the national monetary policy and the credit market environment in China, in the event that we are in a position to pursue acquisitions in the future, we may not be able to secure financing for additional acquisitions.

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

Despite the sales of the Yuanping and Yuheng Hydroelectric power projects, our long-term growth strategy remains to acquire and develop additional hydroelectric power projects in China and expand those projects with potential for expansion. To successfully implement this growth strategy, we will need to raise additional funds. In addition, we may need to raise additional funds to meet our liquidity and other operational needs. Our ability to arrange financing and the cost of such financing are dependent on numerous factors, including but not limited to:

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

We cannot assure you that we can obtain bank loans on terms acceptable to us or at all.

In 2011, the PRC government, as part of its effort to reduce inflation, implemented a monetary policy that severely limited the amounts that banks could lend. As a result, we experienced difficulty in borrowing from our principal banks, although we were able to meet our liquidity needs at the end of 2011 through negotiations to extend the term of certain current obligations, several smaller loans with one-year terms, an exercise of warrants by a stockholder and the sale of the Yuanping hydroelectric power project. In 2012, the bank lending market in China has improved. While our ability to borrow remains somewhat challenging, we have been able to secure a total of $121.8 million through borrowings from banks and non-financial institutions in 2012. The sale of the Yuheng hydroelectric power project also helped us to meet our liquidity needs at the end of 2012. Although there are signs that the PRC government might further loosen its monetary policy in 2013, we cannot assure you that we can obtain bank financing on terms acceptable to us or at all in the future or that we will be able to meet our liquidity needs through bank loans whether it is due to changes in the PRC’s monetary policy or otherwise.

The operation of our hydroelectric power projects and customer demand for our power may be vulnerable to disruptions caused by natural and man-made disasters, which may materially and adversely affect our results of operations.

Our hydroelectric power projects could be required to cease operating in the event of a drought, and to cease operating or even be damaged in the event of a flood. Water supply to our hydroelectric power projects and the projects themselves are vulnerable to natural disasters including, but not limited to, earthquakes, storms, tornadoes and floods, as well as disasters caused by human actions such as terrorist attacks, military conflicts and other deliberate or inadvertent actions which may affect the availability of water supplies or water flow to our hydroelectric power projects. For example, a severe snowstorm in Zhejiang province in 2008 interrupted the transmission system in the area and contributed to the decrease in the effective utilization rate of Shapulong that year. In 2008, a major earthquake also struck Sichuan province, causing great loss of life and property and disruption to the local economy. The earthquake in 2008 caused damage to the tailwater concrete apron and the spillway gates of our Liyuan hydroelectric power project and the repair of such damage cost RMB11.7 million ($1.7 million) and was completed in March 2010. Our hydroelectric power projects located in Yunnan province, Sichuan province and Fujian province are all in areas of relatively high seismic risk as compared to other areas of China. Such disasters are unpredictable and can significantly damage our access to water supply and power plant equipment as well as the property of our consumers. Under such circumstances, market demand for power in general may be significantly and adversely affected, reducing the need for the electricity we produce, and we may be unable to continue operation of our plants or to produce the level of electricity we expect. The insurance coverage we maintain may not be adequate to compensate us for all damages and economic losses which may arise in connection with these disasters. Such disruption to our operations could materially and adversely affect our results of operations.

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

In addition, the commencement of operations at a newly constructed hydroelectric power project involves many risks, including start-up problems, the breakdown or failure of equipment or processes, performance below expected or contracted levels of output or efficiency and problems with the construction of new supporting infrastructure, such as grid transmission equipment. While manufacturers’ warranties are generally obtained for limited periods relating to each project and its equipment in varying degrees, and construction contractors may guarantee certain performance levels, subject to the payment of liquidated damages, the proceeds of such warranties or performance guarantees, if any, may not be adequate to cover lost revenues or increased costs and expenses associated with equipment problems during project start-up. We also may develop projects with local development partners, which expose us to risks associated with our partners’ failure to retain development rights, obtain permits and approvals required for the development of a project or perform their management, construction or financing obligations. Realization of any of these risks could materially and adversely affect our results of operations, financial condition and growth prospects.

On October 22, 2009, we entered into a capital injection agreement with Henan Lantian Group to subscribe for a 79.0% equity interest in Henan Wuyue Storage Power Generation Co., Ltd. (“Wuyue”), which owns the right to develop a pumped storage hydropower project of 1,000 megawatts in Henan province. Pursuant to the agreement, we completed the first capital injection of RMB32.5 million ($4.8 million) on March 23, 2010. In September 2010, we signed a framework agreement with China Guangdong Nuclear Energy Development Co. Ltd. (“Guangdong Nuclear”) for the equity transfer of a controlling interest of Wuyue. Under the framework agreement, subject to the completion of definitive documents, completion of due diligence and receipt of required governmental and other approvals in the PRC, we would transfer a 51.0% equity interest in Wuyue to Guangdong Nuclear, in exchange for which Guangdong Nuclear agreed to fund its proportionate share of the on-going development costs of the project. The framework expired on December 31, 2011, and the project has been largely at a standstill since 2009. We expect the project will continue to be at a standstill and has no intention to make further investments. As a result, we recognized impairment loss of Wuyue’s construction in progress for $11.6 million in 2011. The impairment loss attributable to the company’s shareholder is $5.0 million in 2011. No impairment loss of Wuyue’s construction in progress was recognized as of December 31, 2012. See Note 7 to our consolidated financial statements included in this report. There can be no assurance that we will not in the future pursue other greenfield projects that would eventually turn out to be unsuccessful.

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

Despite the sales of the Yuanping and Yuheng hydroelectric power projects in 2011 and 2012, our business and operations historically have been expanding rapidly. The success of our growth strategy depends in part upon our ability to manage our growth, including, for example, our ability to assimilate management of acquired plants into our own management structure, to hire, train, supervise and manage new employees, to establish and maintain adequate financial control and reporting systems and other systems and processes, and to manage a rapidly growing and much larger operation. We cannot assure you that we will be able to:

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

All our electricity sales are to power grids and such sales are subject to on-grid tariffs. Since April 2001, the Chinese government has gradually implemented an on-grid tariff setting mechanism based on the actual costs of power projects as well as the average costs of comparable power projects that were constructed during the same period within the same provincial power grid.

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

National, provincial and local governments in China support the expansion of hydroelectric power, which eases the approval process for facility acquisition, construction and financing. Under the PRC Renewable Energy Law, Catalogue for the Guidance of Foreign Investment Industries, the Twelfth Five-year Plan of the Development of Renewable Energy Resources and other relevant laws, expansion of both large and small-scale hydroelectric power production is one of the priorities for the development of the nation’s power supply, and foreign investment in the sector is encouraged. We currently enjoy several types of government support, including policy support for local grids to purchase all the power we generate and lower levels of VAT levied on small hydropower production in some provinces where we have operations. If for any reason, such as development of new energy production technologies or migration to other renewable energy sources, China removes such policy support, our financial condition and results of operations may be materially and adversely affected.

Competition in the PRC power industry may increase, and our results of operations and growth prospects may be materially and adversely affected if we are unable to compete effectively.

We compete in the Chinese domestic market with other PRC power generation companies. The five biggest power companies in China, namely, China Huaneng Group, China Datang Group, China Huadian Group, China Guodian Group and China Power Investment Group, collectively operated 48.2% of China’s total power generation installed capacity by the end of 2012, according to the State Electricity Regulatory Commission. These power companies and a number of other power producers have substantially greater financial, infrastructure or other resources than we do. We may also face competition from new entrants to the hydropower industry having business objectives similar to ours, including venture capital and private equity funds, leveraged buyout funds, and other operating businesses that may offer more advanced technological capabilities or that have greater financial resources. The ability of our competitors to access resources that we cannot access may prevent us from acquiring additional hydropower projects in strategic locations or from increasing our generating capacity. There is also increasing competition among operating power projects for increases in dispatched output, higher on-grid tariffs and land use rights. If we are unable to compete successfully, our growth opportunities to increase generating capacity may be limited and our revenue and profitability may be adversely affected. In recent years, the ongoing reform of the PRC power industry has included experimental programs to set on-grid tariffs through competitive bidding among thermal power projects. The tariffs determined by competitive bidding may be lower than the pre-approved tariffs for planned output. In the future, competitive bidding may extend to hydroelectric power projects and further increase price competition among domestic power generation companies. We cannot assure you that increased competition in the future will not have a material adverse effect on our results of operations and growth prospects.

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

The transfer of state-owned assets in China is subject to approval by authorities in charge of state-owned assets administration and supervision and involves a public bidding process. Any failure by us or prior owners of our projects to comply with PRC laws and regulations in respect of the transfer of state-owned assets may result in the imposition of fines or forfeiture of our projects.

We currently have a portfolio of twenty-five operating hydroelectric power projects. Some of our projects were previously state-owned assets. Under PRC law, the transfer of state-owned assets is subject to strict procedures and approvals. We believe we have complied with all requisite procedures in acquiring state-owned assets, namely our Shapulong hydroelectric power project. However, if a previous transferor of state-owned assets failed to comply with relevant PRC law, the transfer of the state-owned assets may be reversed by the government or fines may be levied. In such circumstances, we will have a legal right to recover our investment in the assets, but we may not be able to recover from the relevant parties, which could result in a loss of power generation plants, loss of revenues and a significant increase in operating costs.

Under PRC law, we are also required to bid for the acquisition of state-owned assets that we wish to acquire. We typically negotiate the terms of the sale with the state-owned seller prior to the bidding process, however, we may not be successful in the bid and may fail to obtain the project as a result. To the extent we seek in the future to acquire state-owned assets, we will need to follow this process, and may not be successful in obtaining the target business. To the extent we are unsuccessful in our bids for these state-owned interests, our future growth and the ability to control our existing projects may be materially and adversely affected.

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

We have not obtained formal title certificates in respect of the land that we use at the Zhougongyuan, Binglangjiang II, Jinlong, Jintang, Jinwei, Jinjiu, and Dongguan hydroelectric power projects with a total area of approximately 2,499,278 m2. We are in the process of completing the legal procedures for obtaining the relevant title certificates for the parcels of land and buildings involved and registering them in the name of our operating companies. However, we may not be able to obtain all of the formal title certificates. While we are indemnified by certain predecessors of our operating companies for any losses or expenses that we may suffer from these title defects, our rights as owner or occupier of these properties and buildings may be adversely affected as a result of the absence of formal title certificates and we may be subject to lawsuits or other actions taken against us and may lose the right to continue to operate on these properties.

In addition, certain of the land use rights currently held by us were obtained by way of allocation by the PRC government without charge. These parcels of land at the Wuliting, Shapulong, Banzhu, Wangkeng, Liyuan, Ruiyang, Yingchuan, Xiaopengzu, Mangxian, Husahe Cascade III, Husahe Cascade IV, and Qianling sites are used as workshops, dams and reservoirs, and have a total area of approximately 10,807,725 m2. The PRC central or local governments may in the future require us to re-obtain such land use rights by way of grant by the government or require us to pay site use fees. In the event that we are required to obtain the land use rights by way of grant, we will be obligated to enter into state-owned land use rights grant contracts with the competent land administration authorities and pay relevant taxes and fees, including but not limited to land premiums in accordance with relevant PRC laws and regulations. These taxes and fees for obtaining land use rights may be significant and if we are required to pay these amounts our operating expenses could be significantly increased.

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

In accordance with relevant PRC laws and regulations, hydroelectric power projects are required to pass a completion acceptance procedure. Currently, only sixteen of our twenty-five projects have passed the completion acceptance procedure and two projects, namely, Husahe Cascade IV and Mangxian projects, cannot verify whether they have passed completion acceptance due to the loss of files caused by flood in 2004. The remaining seven of our existing hydroelectric power projects have not passed the completion acceptance procedure and they may not successfully pass the completion acceptance procedure in the future. We expect two will complete the procedure by the end of 2013. As for the remaining five projects in Fujian Province, we have been informed by relevant governmental authorities that Fujian Province has temporarily suspended the completion acceptance procedure for small hydroelectric projects and the time for resumption is uncertain. Failure by any of our existing projects to pass completion acceptance procedure could result in the government imposing fines or ordering us to shut down such hydroelectric power projects.

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

We are subject to reporting obligations under the U.S. securities laws. Under the current SEC regulations, we are required to include a management report on internal control over financial reporting in our annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting for the year ended December 31, 2012. However, the management’s report was not subject to attestation by our independent registered public accounting firm pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act that permits us, a non-accelerated filer, to provide only management’s report in this annual report. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2012. See “Item 15. Control and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage our company effectively and prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we have incurred and expect to continue to incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

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

•                  the control of foreign exchange; and

•                  the allocation of resources.

While the Chinese economy has grown significantly in the past decades, the growth has been uneven geographically, among various sectors of the economy and during different periods. We cannot assure you that the Chinese economy will continue to grow or to do so at the pace that has prevailed in recent years, or that if there is growth, such growth will be steady and uniform. In addition, if there is a slowdown, such slowdown could have a negative effect on our business. It is uncertain whether various macroeconomic measures and monetary policies adopted by the PRC government will be effective in sustaining the fast growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long term, may have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments, and our ability to access bank financing has been and likely will continue to be adversely affected by changes in the PRC’s monetary policy.

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

The discontinuation or revocation of the preferential tax treatments and government incentives available to us could decrease our net income and materially and adversely affect our financial condition and results of operations.

On March 16, 2007, the new PRC Enterprise Income Tax law, or EIT Law, was enacted, which became effective on January 1, 2008 and replaced the previous two separate tax legal regimes for foreign invested enterprises, or FIEs, and Chinese domestic companies. The EIT Law adopts a uniform tax rate of 25% for all enterprises, including FIEs, and revokes many of the previous tax exemption, reduction and preferential treatments which were applicable to FIEs. However, any enterprises that were established before the promulgation of the EIT Law that are entitled to preferential tax treatments for a fixed period will continue to be entitled to such preferential tax treatments until the expiration of such period. If the fixed period has not commenced because of losses, it shall be deemed to commence on January 1, 2008. In addition, under the pre-2008 tax regulations, enterprises established in the Western region of the PRC and engaged in encouraged industries (e.g., hydroelectric power activities) are entitled to a preferential tax rate of 15% from 2001 to 2010 and a two-year tax exemption followed by three-year 50% tax rate reduction starting from the first year of operation (for domestic enterprises) or first profit-making year (for foreign-invested enterprises). The treatment of preferential tax rate of 15% has been renewed in 2011 and extended to the period from 2011 to 2020. In addition, enterprises established before December 31, 2010 that entitled to the tax term holiday may continue to enjoy such tax holiday until its expiration.. Many our PRC subsidiaries are currently enjoyed various preferential tax treatments including reduced tax rate and/or term tax holidays. See “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Taxation”.

Preferential tax treatments and incentives granted to us by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation or revocation of any preferential tax treatments and incentive currently available to us will cause our effective tax rate to increase, which will decrease our net income and materially and adversely affect our financial condition and results of operations.

Our company may be classified as a “resident enterprise” for PRC enterprise income tax purposes under the PRC EIT Law. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders, including subject to PRC taxation on our worldwide income.

Under the PRC EIT Law, an enterprise established outside of China with its “de facto management body” in China is considered a “resident enterprise,” meaning that it can be treated the same as a Chinese enterprise for enterprise income tax purposes, which will be subject to a uniform 25% enterprise income tax rate on its worldwide income and tax reporting obligations. In addition, the Notice on Certain Issues regarding the Recognition of Resident Enterprises for Offshore-registered Enterprises Controlled by Chinese Enterprises on the Basis of a De Facto Management Body, or Circular 82, issued by the State Administration of Taxation, or the SAT, on April 22, 2009 regarding the standards used to classify certain Chinese-controlled enterprises established outside of China as “resident PRC source income, subject to PRC withholding tax currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Circular 82 also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that exercises “substantial and overall management and control over the manufacturing and business operations, personnel, and human resources, finances and properties of an enterprise. In addition, Circular 82 details that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status, post-determination administration and which competent tax authorities are responsible for determining offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise.

Currently, a substantial majority of the members of our management team are located in China. However, Circular 82 or Bulletin 45 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign corporations like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign corporations like us are PRC resident enterprises, we do not currently consider our company or any of our overseas subsidiaries to be PRC resident enterprises. However, the SAT may take the view that the determining criteria set forth in Circular 82 and Bulletin 45 reflects the general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. It is also possible that additional implementing regulations or guidance may be issued determining that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes. Any determination by the PRC tax authorities that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes would result in a number of unfavorable PRC tax consequences. First, we would be subject to enterprise income tax at a rate of 25% on our worldwide income as well as PRC enterprise income tax reporting obligations. This would mean that income such as interest on offering proceeds and other income from sources other than China would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the PRC EIT Law and its implementing rules and Bulletin 45, dividends paid by a PRC tax resident enterprise to an offshore incorporated PRC tax resident enterprise controlled by PRC enterprise or enterprise group would qualify as “tax-exempt income,” we cannot guarantee that dividends paid to us by our PRC subsidiary will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities and tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes but not controlled by PRC enterprise or enterprise group like us. Finally, a 10% withholding tax will be imposed on dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC enterprise shareholders from transferring our ADSs or ordinary shares. It is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

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

As entities established in China, our operating businesses are subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. For each of our operating businesses that is a Sino-foreign joint venture enterprise, it may not distribute its after-tax profits to us if it has not already made contributions to its reserve fund, enterprise development fund and employee bonus and welfare fund at percentages that are decided by its board of directors. For each of our operating businesses that is a wholly foreign-owned enterprise, it may not distribute its after-tax profits to us if it has not already made contributions to its employee bonus and welfare fund at a percentage that is decided by its board of directors and to its reserve fund at a rate of no less than 10% of its net profit. A wholly foreign-owned enterprise is required to continue making contributions to its reserve fund until such fund reaches 50% of its registered capital. For each of our operating businesses that is a PRC domestic company, it may not distribute its after-tax profits to us if it has not already made contributions to its statutory reserve fund at a rate of no less than 10% of its net profit. A PRC domestic company is required to continue making contributions to its statutory reserve fund until such fund reaches 50% of its registered capital. These reserve funds may not be distributed as cash dividends. The total amount of our restricted net assets was RMB3,304.3 million ($475.0 million) as of December 31, 2012, which exceeded our stockholders’ equity balance of $392.0 million as of that date. In addition, if our operating businesses in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Limitations on the ability of our operating businesses in China to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we do not receive dividends from our operating businesses in China, our liquidity, financial condition and ability to make dividend distributions to our shareholders will be materially and adversely affected.

Fluctuations in the value of RMB will affect the amount of our non-RMB debt service in RMB terms and affect the value of, and dividends payable on, our ADSs in foreign currency terms.

Our financial statements are expressed in U.S. dollars. However, a majority of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the primary value of our business is effectively denominated in RMB, while the ADSs are traded in U.S. dollars.

The value of RMB against the U.S. dollar and other currencies depends, to a large extent, on China’s domestic and international economic, financial and political developments and government policies, as well as the currency’s supply and demand in the local and international markets. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-RMB exchange rate relatively stable for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Since that time, the RMB has gradually appreciated against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. Fluctuation of the value of RMB will affect the amount of our non-RMB debt service in RMB terms since we have to convert RMB into non-RMB currencies to service our foreign debt.

As we may rely on dividends paid to us by our PRC subsidiaries, any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of any dividends payable on our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Furthermore, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

We incurred foreign exchange loss of $855,000, $851,000 in 2010 and 2011, respectively, and generated a foreign exchange gain of $28,000 in 2012. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur foreign exchange losses in the future. In addition, our foreign exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Restrictions on currency exchange may limit our ability to receive dividends from our operating businesses in China and their ability to obtain overseas financing.

Our operating businesses in China may convert a portion of RMB held by them into foreign currencies to meet its foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our operating businesses in China are able to pay dividends in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that China government will not take measures in the future to restrict access to foreign currencies for current account transactions, including payment of dividends.

Foreign exchange transactions for capital account items, such as direct equity investments, loans and repatriation of investments, by our operating businesses in China continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including SAFE. In particular, if our operating businesses in China borrow foreign currency-denominated loans from us or other foreign lenders, these loans must be registered with the local offices of SAFE. These limitations could affect their ability to obtain additional equity or debt funding that is denominated in foreign currencies.

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

Inspection of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future auditor quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedure. As a result, investors may be deprived of the benefits of PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Recent action being taken by the SEC against the PRC affiliaties of the Big Four accounting firms, including our auditor, could create additional uncertainty about the status of audits of U.S.-listed PRC-based companies and may materially and adversely affect the liquidity and value of our ADSs.

In December 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms, including our auditors, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit workpapers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, related to China-based companies under investigation by the SEC for potential accounting fraud against U.S. investors. As the administrative proceedings are ongoing, it is difficult to determine their outcome or the impact thereof on us. We are not involved in these proceedings and are not subject to any SEC investigations. Nor are the issues raised by these proceedings specific to our auditors. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies like ourselves. As a result, we may not be able to meeting the ongoing reporting requirements under the U.S. Securities Exchange Act of 1934, as amended, which may ultimately result in our deregistration from the SEC and delisting from the NYSE. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit our ability to make additional capital contributions or loans to our PRC operating businesses.

Any capital contributions or loans that we, as an offshore company, make to our PRC operating businesses are subject to PRC regulations. For example, any of our loans to our PRC operating businesses cannot exceed the difference between the total amount of investment our PRC operating businesses are approved to make under relevant PRC laws and their respective registered capital, and must be registered with the local branch of SAFE as a procedural matter. In addition, our capital contributions to our PRC operating businesses must be approved by the National Development and Reform Commission and the Ministry of Commerce or their local counterpart and registered with the State Administration for Industry and Commerce or its local counterpart. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our PRC operating businesses or to fund their operations may be negatively affected, which could adversely affect their liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

Furthermore, SAFE promulgated a new circular in August 2008 with respect to the administration of conversion of foreign exchange capital contribution of foreign invested enterprises into RMB. Pursuant to this new circular, RMB converted from foreign exchange capital contribution can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investment or acquisition unless otherwise allowed by PRC laws or regulations. As a result, we may not be able to increase the capital contribution of our operating subsidiaries and subsequently convert such capital contribution into RMB for equity investment or acquisition in China. In addition, SAFE strengthened its oversight of the flow and use of RMB funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such RMB may not be changed without approval from SAFE, and may not be used to repay RMB loans if the proceeds of such loans have not yet been used for purposes within the foreign-invested enterprise’s approved business scope.

We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities if we or our domestic employees or directors fail to comply with the PRC regulations relating to employee stock incentive plans adopted by companies for domestic employees.

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control, or the PBOC Regulation. On January 5, 2007, the SAFE issued the Implementation Rules for the PBOC Regulation. Both of these regulations became effective on February 1, 2007. According to these regulations, all foreign exchange matters relating to employee stock holding plans, share option plans or similar plans of overseas-listed companies with domestic employees’ participation require approval from the SAFE or its local branch. In February 2012, the SAFE promulgated the Notice on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or the Stock Option Rule, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company issued by the SAFE on March 28, 2007. Under the Stock Option Rule, domestic employees who participate in any stock incentive plan, including employee stock holding plans, share option plans or similar plans in an overseas-listed company, are required to register with the relevant local SAFE branch and complete certain other procedures through a PRC agent. Under the Stock Option Rule: (i) domestic employees include PRC citizens (inclusive of Hong Kong, Macau and Taiwan nationals) and foreign nationals who have continuously resided in China for at least a year, and (ii) a PRC agent may be a domestic company participating in the stock incentive plan or a domestic institution that is qualified to engage in asset custodian business and has been duly designated by a domestic company. We are an overseas-listed company and as a result we and our domestic employees who have been granted share options or shares under our 2008 Share Incentive Plan are subject to the Stock Option Rule. We are preparing the filing with the relevant local SAFE branch and undertaking certain other procedures according to the Stock Option Rule. Failure to comply with these regulations may subject us to fines or other legal sanctions imposed by the SAFE or other Chinese government authorities. In addition, the Ministry of Finance and the State Administration of Taxation has issued certain circulars concerning employee share options. Pursuant to these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have an obligation to file documents related to employee share options with the relevant tax authorities and withhold individual income taxes resulting from the exercise of their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or other relevant PRC government authorities. See “Item 4. Information on the Company - Regulation — Regulations on Employee Share Options.”

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

The performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs and warrants. The trading performances of these PRC-based companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC-based companies listed in the United States and consequently may impact the trading performance of our ADSs and warrants. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless whether we have engaged in such practices. Furthermore, short sellers and other funds may take a short position or positions in our ADSs and warrants for the specific purpose of driving down market price for our ADSs and warrants. Short sellers may also publish articles or other allegations in conjunction with such attacks. Even when there is no truth to their claims and we rebut their allegations, such attacks can have a material impact on the market price of our ADSs and warrants and divert management resources and attention. These broad market and industry factors may significantly affect the market price and volatility of our ADSs and warrants, regardless of our actual operating performance.

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

If we do not meet the NYSE continued listing requirements, our ADSs may be delisted.

On June 27, 2012, we were notified by the NYSE that we were not in compliance with the NYSE’s continued listing standard that requires that the average closing price of our ADS not fall below $1.00 per ADS for any consecutive 30-trading-day period. We can regain compliance at any time during the six-month cure period if our ADS have a closing share price of at least $1.00 on the last trading day of any calendar month during the period and also have an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month or on the last day of the cure period. On October 8, 2012, the NYSE notified us that we had regained compliance with the NYSE’s continued listing standard that requires that the average closing price of our ADS not fall below $1.00 per ADS for any consecutive 30-trading-day period. There is no assurance that the average closing price of our ADSs will not drop below $1.00 per ADS over a consecutive 30-trading-day period again or we will be always in compliance with other NYSE continued listing requirements. The delisting of our ADSs may significantly affect the ability of investors to trade our shares and negatively affect the value and liquidity of our ADSs. The delisting may have other negative results, including the potential loss of confidence by employees and the loss of investor interest in our ADSs and damaging our reputation and standing with lenders, suppliers and customers.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

Currently there are 162,057,167 ordinary shares outstanding. In addition, there are outstanding options and warrants to purchase an aggregate of 29,690,469 ordinary shares, including options and warrants to purchase an aggregate of 29,690,469 ordinary shares immediately exercisable as of the date of this annual report.

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

Each of CPI Ballpark Investments Ltd and Vicis Capital Master Fund owns a significant portion of our voting shares. See “Item 6E. Share Ownership.” Each of these shareholders is an affiliate within the meaning of the Securities Act, due to the size of their respective shareholdings in us. Each of CPI Ballpark Investments Ltd and Vicis Capital Master Fund currently has one board representative on our six director board. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. We cannot assure you that we will not issue additional ordinary shares or securities convertible into ordinary shares to each of these or other shareholders. In the event that these shareholders increase their shareholdings in us, they may be in an even stronger position to exert influence over us.

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

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We have in the past decided to follow Cayman Islands corporate governance practices instead of the NYSE listing standards. See “Item 16G. Corporate Governance.” As a result, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

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

There are uncertainties as to whether Cayman Islands courts would:

•                  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•                  impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts, and therefore China courts have discretion not to enforce judgments of U.S. courts.

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

Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your shares are not voted as you requested. In addition, ADS holders will not be able to call a shareholders’ meeting.

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

The effect of this discretionary proxy is that we will be able to control the voting of the shares underlying your ADSs if you fail to instruct the depository in time, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on our shares or any value for them if it is illegal or impractical for us to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our shares or other deposited securities after deducting its fees and expenses.

You will receive these distributions in proportion to the number of our shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, common shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of our ADSs, shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

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

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our ADSs or ordinary shares and the nature of our assets and income over time, we could be classified as a PFIC for U.S. federal income tax purposes. We will be classified as a PFIC in any taxable year if either (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income. According to these technical rules, we would likely become a PFIC for a given taxable year if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents in that year.

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2013 or any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to U.S. holders that would result from our classification as a PFIC, please see “Item 10.E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were formed in July 2006 as an exempted company under the laws of the Cayman Islands to serve as a vehicle for the acquisition of hydroelectric assets in China. At the time of our formation we considered, but did not pursue, operating as a publicly traded special purpose acquisition company. We did not have any operating business until the completion of our first acquisition in April 2007. We have acquired and sold multiple operating assets since then and our principal capital expenditures and divestitures since January 1, 2010 including the following. Please note that U.S. dollar translations provided below are derived from our consolidated financial statements.

•                  in March 2010, we acquired 79.0% equity interest in Henan Wuyue Storage Power Generation Co., Ltd. for a total purchase price of RMB 162.5 million ($24.4 million) and paid the first installment payment of RMB 32.5 ($4.8 million) in cash;

•                  in April 2010, we acquired Yingjiang County Qinrui Husahe Hydropower Co., Ltd., which owns and operates Mangxian, Husahe Cascade III and Husahe Cascade IV hydroelectric power projects, with a total installed capacity of 18.7 MW in Yingjiang County, Yunnan province in the PRC for a purchase price of RMB 115.0 million ($16.8 million), financed partially through cash on hand and through the assumption or refinancing of existing non-recourse debt;

•                  in June and August 2010, we acquired Fugong County Hengda Hydroelectric Development Co., Ltd. and Fugong Xineng Power Development Co. Ltd., respectively, which own and operate three operating projects including Aluhe, Zilenghe and Latudihe hydroelectric projects, totaling 54.1 MW in installed generating capacity, for a purchase price of RMB 96.3 million ($14.2 million);

•                  in September 2010, we acquired Luquan Xiaopengzu Power Generation Co., Ltd., which owns and operates a 44.0 MW operating hydroelectric project in Luquan County, Yunnan province in the PRC for a purchase price of RMB 150.0 million ($22.1 million);

•                  in December 2010, we acquired Shaowu City Jinling Power Generation Co., Ltd., which owns 55.0% equity interests in Shaowu City Jinlong Hydroeletric Co., Ltd., 74.0% in Shaowu City Jintang Hydroelectric Co., Ltd. and 74.0% in Shaowu City Jinwei Hydroelectric Co., Ltd. These four companies own and operate a 55.4 MW group of five operating projects in Fujian province, including Qianling&Jinjiu, Dongguan, Jinlong, Jinwei and Jintang hydroelectric projects, for a purchase price of RMB 75.1 million ($11.3 million);

•                  in January 2011, we completed our purchase the remaining 10.0% equity interests in Pingnan County Wangkeng Hydroelectric Co., Ltd. for a purchase price of RMB 39.0 million ($5.9 million);

•                  in April 2011, we completed our purchase of Jinping Kanghong Hydroelectric Development Co., Ltd., which owns and operates Dazhaihe hydroelectric power project, a 15.0 MW project in Yunnan province for a purchase price of RMB59.0 million ($9.0 million);

•                  in December 2011, we entered into an Equity Purchase and Sale agreement to sell Pingnan County Yuanping Hydroelectric Co., Ltd., which owns and operates Yuanping hydroelectric power project, a 16.0 MW project located in Fujian province, for total consideration of $22.2 million, including the assumption of debt by a third-party buyer; and

•                  in October 2012, we entered into a Share Transfer Agreement to sell the Pingnan County Yuheng hydroelectric power project, a 30.0 MW project located in Fujian province, for total consideration of $44.3 million, including the assumption of debt by the buyer.

We conduct our business through our subsidiaries in China. For additional information on our organizational structure, see “Item 4.C. Information on the Company - Organizational Structure.”

Our registered office is located at the offices of Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, Grand Cayman, KY1-1108, Cayman Islands. Our executive offices are located at Bldg A #2105, Ping’An International Financial Center, No.3 Xinyuan South Road, Chaoyang District, Beijing, PRC 100027 and our telephone number at such location is (86-10) 6408-2341. Our website is www.chinahydroelectric.com. The information contained on our website does not form part of this annual report.

In January 2010, we completed our initial public offering, and our ADSs and warrants started trading on the NYSE under the symbols “CHC” and “CHCWS”, respectively. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, NY 10017.

B. Business overview

Overview

We are a developer, owner and operator of small hydroelectric power projects in China. We were formed in July 2006 to acquire existing small hydroelectric assets in China. Our primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects in China.

Our revenues to date have derived from the sale of electricity generated by our small hydroelectric power projects to the southern power grid, and our costs of operations relate to the operation of our hydroelectric power projects, as well as the cost of financing our acquisition of these hydroelectric power projects and necessary capital contributions. The map below sets out the locations and installed capacities of our hydroelectric power projects in operation as at December 31, 2012.

We wholly own twenty-two operating hydroelectric power projects and have a controlling interest in three additional operating hydroelectric power projects. Our operating hydroelectric power projects are located in four provinces in China: Zhejiang, Fujian, Yunnan and Sichuan. Revenues from continuing operations contributed by projects in Zhejiang, Fujian, Yunnan and Sichuan provinces were 56.7%, 27.0%, 15.2% and 1.1% in 2010, 46.5%, 27.2%, 25.3% and 1.0% in 2011, and 48.7%, 34.8%, 15.8% and 0.7% in 2012, respectively. See Item 5.A “Operating Results — Geographical Information” for details.

We acquired all of our existing hydroelectric power projects from other developers and operators beginning in 2007. We intend to continue our expansion by acquiring, operating and developing a diversified portfolio of additional small hydroelectric power projects in targeted locations in China. We believe our experience and capabilities gained in the acquisition, development and operation of small hydroelectric power project in China will enable us to take advantage of the opportunities present in the PRC hydropower market. Installed capacity at our projects were 502.8 MW, 517.8 MW and 517.8 MW at December 31, 2010, 2011 and 2012, respectively.

In December 2011, we entered into an Equity Purchase and Sale Agreement with a third-party buyer to sell Pingnan County Yuanping hydroelectric Co., Ltd., which owns and operates Yuanping hydroelectric power project, a 16.0 MW project located in Fujian province, for a total consideration of $22.2 million, including the assumption of debt by the buyer. The disposal date of Yuanping was March 2, 2012, which was the date we lost effective control over Yuanping. The sale transaction was completed on the same date. Its results of operations have been classified as discontinued operations for all periods presented.

In October 2012, we entered into a Share Transfer Agreement with a third-party buyer to sell Pingnan County Yuheng Hydroelectric Co., Ltd., which owns and operates Yuheng hydroelectric power project, a 30.0 MW project located in Fujian province, for a total consideration of $44.3 million, including the assumption of debt by the buyer. The disposal date of Yuheng was October 31, 2012, which was the date we lost effective control over Yuheng. The sale transaction is expected to complete in April, 2013.

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

We currently operate in four Chinese provinces: Zhejiang, Fujian, Sichuan and Yunnan. We focus on a number of diverse locations that are rich in hydroelectric power resources and either have relatively high tariffs or present a high likelihood of tariff increases. The provinces in which we currently operate reflect this strategy. All these provinces are rich in hydroelectric power resources. We believe Yunnan and Sichuan currently have some of the lowest tariff rates in China, and we believe there is a likelihood of tariff increases, while Zhejiang and Fujian already have some of the highest tariff rates in China. In order to rationalize overhead costs, we have acquired and plan to continue to acquire hydroelectric power assets that are clustered or located around good hydrological resources and where we might have the opportunity to acquire adjacent projects. Our six hydroelectric power projects in Zhejiang province are clustered together in the southern part of Zhejiang province, and our three hydroelectric power projects in Fujian are clustered together in the northern part of Fujian province, neighboring Zhejiang province. Our hydroelectric power projects located in Yunnan province, Sichuan province and Fujian province are all in areas of relatively high seismic risk as compared to other areas of China.

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

The table below sets forth technical and operating data of our hydroelectric power projects as of the dates indicated.

Project or Expansion and	Actual or Expected Date in	Approved Tariff in 2012(1)	Installed Capacity	Electricity Sold (kWh)			Effective Utilization Rate (%)(8)				Design Utilization
Location	Service	(RMB/kWh)	(MW)	2010	2011	2012	2010		2011	2012	(%)	Type
Completed Projects
Binglangjiang I, Yunnan	Jan-88	0.227 January to May; 0.177 June to December	21	94,591,565	86,994,684	73,643,279	51.4		47.3	39.9	45.0	A
Binglangjiang II, Yunnan	Sept-09	0.227 January to May; 0.177 June to December	20	64,041,599	92,596,193	84,495,870	36.6		52.9	48.1	50.0	A
Liyuan, Sichuan	Aug-06	0.29	12	16,217,714	13,096,779	13,758,781	15.4		12.5	19.5	42.0	B
Shapulong(2), Zhejiang	Jun-01	0.535 peak hours; 0.268 off-peak	25	64,624,002	36,611,340	55,304,212	29.5		14.4	25.2	18.6	C
Yingchuan, Zhejiang	Apr-02	0.535 peak hours; 0.268 off-peak	40	138,329,823	101,896,872	144,948,740	39.5		29.1	41.3	31.0	C
Wuliting, Zhejiang	Oct-07	0.535 peak hours; 0.268 off-peak	42	148,943,520	92,118,840	146,626,920	40.5		25.0	39.7	33.0	B
Ruiyang, Zhejiang	Dec-03	0.535 peak hours; 0.268 off-peak	32	77,819,280	49,810,200	92,434,320	27.8		17.8	32.9	24.2	C
Jiulongshan(4), Zhejiang		0.535 peak hours 0.268 off-peak	37.6	69,618,958	67,157,924	116,570,891	21.1		20.4	35.3	20.7	C/A
Zhougongyuan(4), Zhejiang	Mar-09	0.535 peak hours; 0.268 off-peak	16	41,837,946	39,827,794	64,816,701	29.9		28.4	46.1	29.0	C/A
Banzhu, Fujian	Nov-98	0.381	45	185,287,772	112,241,606	214,147,080	47.0		28.5	54.2	42.2	B
Wangkeng(2), Fujian	July 04	0.331	40	183,820,955	96,398,922	165,273,169	52.5	(3)	27.5	47.0	42.5
Husahe(5), Yunnan	Mar-95	0.227 January to May; 0.177 June to December	18.7	66,801,125	67,753,458	51,666,207	57.9		41.4	31.5	45.1	A
Aluhe(5), Yunnan	Jun-06	0.20 January to April, and December; 0.16 May to November	10	13,950,979	29,478,703	31,229,866	30.1		33.7	35.6	54.3	A
Zilenghe(5), Yunnan	Oct-07	0.20 January to April, and December; 0.16 May to November	25.2	46,546,038	86,162,474	90,217,295	39.9		39.0	40.8	60.4	A

Latudi(5), Yunnan	Feb-09	0.20 January to April, and December; 0.16 May to November	18.9	21,312,493	45,296,415	62,695,720	34.0		27.4	37.8	46.1	A
Xiaopengzu(5), Yunnan	Oct-09	0.247 January to April, and December; 0.222 May and November; 0.197 June to October	44	29,916,026	68,255,227	72,662,313	24.6		17.7	18.8	46.0-50.0	C
Qianling(6), Fujian	Jul-84	0.261	10	42,760,900	27,297,172	47,216,556	48.8		31.2	53.8	40.0	B
Jinjiu(6), Fujian	Oct-04	0.301	3	16,448,390	11,592,491	19,602,939	62.6		44.1	57.0	52.0	B
Dongguan(6), Fujian	Nov-04	0.301	4.8	7,328,800	8,147,040	15,041,000	17.4		19.4	46.6	48.1	B
Jinlong(6), Fujian	Nov-05	0.321	10	44,458,470	29,761,388	51,311,594	50.8		34.0	58.4	42.7	B
Jintang(6), Fujian	Oct-06	0.281	11.6	42,626,430	29,475,704	53,688,256	41.9		29.0	52.7	40.5	B
Jinwei(6), Fujian	Jul-09	0.3051	16	53,400,480	37,846,120	62,600,520	38.1		27.0	44.5	41.1	B
Dazhaihe(7), Yunnan	Sept-09	0.247 January to April, and December; 0.222 May and November; 0.197 June to October	15	37,600,400	32,494,133	38,025,803	28.6		34.1	28.9	49.1	A
		Total:	517.8

(1)                 We are required to withhold VAT due on our power dispatched at a rate of 6.0%, or in the case of two of our projects, of 17.0%, depending on the size and location of the plant. Approved tariffs presented above are gross of VAT. Peak hours are generally from 8 a.m. to 10 p.m. For Binglangjiang II, the effective tariff stated was effective from January 1, 2010. In 2009, from September 4 to November 3, the effective approved tariff was RMB0.12 and from November 4 to December 31 was RMB0.17. Effective from May 1, 2010, the tariff for Binglangjiang I, II and Husahe was increased from RMB0.22 to RMB0.227 for the period from January to May and from RMB0.17 to RMB0.177 for the period from June to December. In 2012, we received tariff increases of RMB0.021 at the following projects: Banzhu, Wangkeng, Qianling, Jinjiu, Dongguan, Jinlong, and Jintang; an increase of RMB0.0051 at the Jinwei project; and, an increase at the Dazhaihe project of RMB0.017 from January to April and December, RMB0.04 in May and November and RMB0.067 from June to October.

(2)                 We have owned 100.0% of the equity interest in Shapulong since August 2009. We have owned 90.0% of the equity interest in Wangkeng since October 2008. We have owned 100.0% of the equity interest in Wangkeng since January 2011.

(3)                 We held a 90.0% interest in Wangkeng in 2010. On an equity basis, we would be entitled to 165,438,860 kWh of electricity sold for 2010, had we owned our equity interest in Wangkeng for those periods. Effective utilization rates for the plant do not reflect our equity interest in the plant, but the operation of the plant as a whole.

(4)                 The Zhougongyuan project consists of three separate hydropower plants in series on the same river. The upstream hydropower plant is an impoundment dam reservoir hydropower plant (type C) and the other two in series downstream are run-of-the-river diversion dam hydropower plants (type A). Zhougongyuan project was split into two subsidiary projects in December 2009: Jiulongshan project and Zhougongyuan project.

(5)                 The acquisition of the Husahe, Aluhe, Zilenghe, Latudi and Xiaopengzu hydroelectric projects was made during 2010. The Electricity Sold and Effective Utilization Rate for 2010 represents the period during which the projects were under our control. Operating data are on a full year basis for 2012 and 2011.

(6)                 We completed our acquisition of Shaowu City Jinling Power Generation Co., Ltd., the owner of the Qianling, Jinjiu and Dongguan hydroelectric power project, together with Jinling’s 55.0% controlling interest in Shaowu City Jinlong Hydroelectric Co., Ltd., the owner of the Jinlong project, Jinling’s 74.0% controlling interest in Shaowu City Jintang Hydroelectric Co., Ltd., the owner of the Jintang project, and Jinling’s 74.0% controlling interest in Shaowu City Jinwei Hydroelectric Co., Ltd., the owner of the Jinwei on December 30, 2010. As a result, we are not entitled to the revenue of these projects for the year ended December 31, 2010. In 2011 and 2012, we are entitled to the electricity production and revenue of Jinlong, Jintang and Jinwei on an equity basis of 55.0%, 74.0% and 74.0%, respectively.

(7)                 We completed our acquisition of Jinping Kanghong Hydropower Development Co., Ltd., or the Dazhaihe Hydroelectric power project, in April 2011. The 2011 data for Dazhaihe are for the period from April 10, 2011 to December 31, 2011.

(8)                 See Exhibit 15.1 to this annual report for detailed calculations of effective utilization rates.

Completed Projects

Yunnan Province

Binglangjiang I. Binglangjiang I is a run-of-the-river, diversion-type hydroelectric facility commissioned in January 1988 with an installed capacity of 21.0 MW and an annual design utilization rate of 60.0%, which was reduced to 45.0% when Binglangjiang II was commissioned and water previously dedicated solely to Binglangjiang I was then allocated between Binglangjiang I and Binglangjiang II. The effective utilization rate for Binglangjiang I was 51.4%, 47.3% and 39.9% in 2010, 2011 and 2012, respectively. We have been operating this project and supplying power to local grids since 2007. On July 19, 2011, Yunnan Huabang Electric Power Development Co., Ltd. entered into our latest grid connection and dispatching agreement with Yunnan Grid Company Dehong Power Supply Bureau for Binglangjiang I and II which is valid until July 19, 2012. The agreement shall remain valid until July 19, 2013 or when a new agreement is signed. On December 29, 2010, Yunnan Huabang Electric Power Development Co., Ltd. entered into a supplemental agreement on the power purchase and sale contract for the calendar year of 2011 with Dehong Power Supply Co., Ltd. with respect to Binglangjiang I, pursuant to which, Dehong Power Supply Co., Ltd. agrees to pay RMB0.227 per kWh (January to May) and RMB0.177 per kWh (June to December). On December 25, 2011, Yunnan Huabang Electric Power Development Co., Ltd renewed such agreement for the calendar year of 2012.

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

Binglangjiang II. Binglangjiang II is a run-of-the-river, diversion-type hydroelectric power project commissioned in September 2009 with a design capacity of 20.0 MW and an annual design utilization rate of 50.0%. The effective utilization rate for Binglangjiang II was 36.6%, 52.9% and 48.1% in 2010, 2011 and 2012, respectively. The combined effective utilization rate for Binglangjiang I and II was 44.2%, 50.0% and 44.0% for 2010 2011 and 2012, respectively. We have been operating this project and supplying power to local grids since 2009. On July 19, 2011, Yunnan Huabang Electric Power Development Co., Ltd. entered into our latest grid connection and dispatching agreement with Yunnan Grid Company Dehong Power Supply Bureau for both Binglangjiang I and II which is valid until July 19, 2012. The agreement shall remain valid until July 19, 2013 or when a new agreement is signed. On December 29, 2010, Yunnan Huabang Electric Power Development Co., Ltd. entered into a supplemental agreement on the power purchase and sale contract for the calendar year of 2011 with Dehong Power Supply Co., Ltd. with respect to Binglangjiang II, pursuant to which, Dehong Power Supply Co., Ltd. agrees to pay RMB0.227 per kWh (January to May) and RMB0.177 per KWh (June to December). On December 25, 2011, Yunnan Huabang Electric Power Development Co., Ltd renewed such agreement for the calendar year of 2012.

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

Husahe. The Husahe hydroelectric project is located in Yingjiang County, Dehong Prefecture, Yunnan province and consists of three independent projects, Husahe 3, Husahe 4 and Mangxian, in a series on the Husa River with a drainage basin of 262.6 km2, a total installed capacity of 18.7 MW and a combined Design utilization rate of 45.1%. The effective utilization rate for this three facility complex was57.9%, 41.4% and 31.5% for the year 2010, 2011 and 2012, respectfully. Husahe 3 is a 3.2 MW four component facility consisting of a masonry diversion, 816 meter long canal and penstock, powerhouse and a 35 kv substation which is connected to a 110 kv substation at Mangxian hydropower Station. The powerhouse contains two horizontal Francis type turbine generator units. The project was placed in service in 1995. The design capacity utilization rate is 74.0%.

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

On April 19, 2012, Yingjiang County Qinrui Husahe Hydropower Co., Ltd. entered into our latest grid connection and dispatching agreement with Yunnan Grid Company Dehong Power Supply Co., Ltd for Husahe 3, which is valid for one year. Such agreement will remain valid until the agreement is renewed. On December 29, 2010, Yingjiang County Qinrui Husahe Hydropower Co., Ltd. entered into a supplemental agreement on power purchase and sale contract for the calendar year of 2011, pursuant to which, Dehong Power Supply Co., Ltd. agrees to pay RMB0.227 per KWh (January to May) and RMB0.177 per KWh (June to December). On December 25, 2011, Yingjiang County Qinrui Husahe Hydropower Co., Ltd renewed such agreement for the calendar year of 2012.

Xiaopengzu. Xiaopengzu is an impoundment reservoir type of hydroelectric power project commissioned in October 2009 with a design capacity of 44.0 MW and an annual design utilization rate which is expected to range from 46.0% to 50.0% based upon completion and the operations of the Dianchi Reservoir Diversion Project, a water project unrelated to Xiaopengzu which is expected to influence the amount of water annually that flows to Xiaopengzu, and the other hydroelectric facilities downstream. The effective utilization rate was 24.6%, 17.7% and 18.8% in 2010, 2011 and 2012, respectively, reflecting normal facility operations and below average precipitation in all three years.

In March 2010, Luquan Xiaopengzu Power Generation Corporation entered into a grid connection and dispatching agreement with Yunnan Grid Company, which is valid for one year. Such agreement will remain valid until the new agreement is signed. Luquan Xiaopengzu Power Generation Corporation entered into a power purchase and sale agreement effective from January 1, 2012 to December 31, 2012, pursuant to which the Yunnan Grid Corporation agrees to pay Xiaopengzu tariff on a seasonal basis. In 2012, Xiaopengzu received a tariff of RMB0.247 per kWh during the dry season from January to April and in December and RMB0.222 per kWh during the normal season in May and November, and RMB0.197 per kWh during the rainy season from June to October. The VAT for this plant is 6.0%.

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

Aluhe. Aluhe is a high head run-of-the-river diversion-type hydroelectric power project located on the Alu River, commissioned in April 2007 with a design capacity of 10.0 MW and an annual design utilization rate of 54.3%. The effective utilization rate was 30.1%, 33.7% and 35.6% in 2010, 2011 and 2012, respectively. The lower than design utilization rates in 2010, 2011 and 2012 were the result of intermittent grid availability and lower than normal precipitation.

On July 25, 2012, Fugong County Hengda Hydroelectric Development Co., Ltd entered into a grid connection and dispatching agreement with Yunnan Grid Company Nujiang Power Supply Bureau for a valid period of one year. On January 1, 2012, Fugong County Hengda Hydroelectric Development Co., Ltd entered into a new power purchase and sale agreement with Yunnan Grid Company Nujiang Power Supply Bureau and Nujiang Power Supply Co., Ltd for Aluhe and Zilenghe, which is valid for one year. The agreement will remain effective unless any party intends to change the clause. In 2012, Aluhe received a tariff of RMB0.20 per kWh during the dry season from January to April and December, and RMB0.16 per kWh during the rainy season from May to November. The VAT for this plant is 6.0%.

Aluhe is a four-component complex consisting of concrete diversions, tunnels, pipeline and penstock, powerhouse and substation. The powerhouse contains two 5.0 MW horizontal Pelton turbines coupled to 6.3 MW generators with effective capacity of 10.0 MW manufactured by Lingling Hengyuan Hydropower Equipment Co., Ltd. The area of the powerhouse building that contains the plant is 450 m2. The area of the land the project utilizes is 23 km2 including the drainage basin.

Zilenghe. Zilenghe is a high head run-of-the-river, diversion-type hydroelectric power project commissioned in October 2007 with a design capacity of 25.2 MW and an annual design utilization rate of 60.4%. The effective utilization rate was 39.9%, 39.0% and 40.8% in 2010, 2011 and 2012, respectively. The lower than the design utilization rate in all three years was attributable to intermittent grid availability and lower than normal precipitation.

On July 25, 2012, Fugong County Hengda Hydroelectric Development Co., Ltd entered into a grid connection and dispatching agreement with Yunnan Grid Company Nujiang Power Supply Bureau for a valid period of one year. In 2012, Zilenghe received a tariff of RMB0.20 per kWh during the dry season from January to April and December and RMB0.16 per kWh during the rainy season from May to November. The VAT for this plant is 6.0%.

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

Latudi. Latudi Hydropower Station is located on the Latudi River in Fugong County, Nujiang Prefecture, Yunnan Province. Latudi is a high head run of the river diversion type project commissioned in February 2009 with a design capacity of 18.9 MW and an annual design utilization rate of 46.1%. The effective utilization rate was 34.0%, 27.4% and 37.8% in 2010, 2011 and 2012, respectively. The lower than the design utilization rate in all three years was attributable to intermittent grid availability and lower than normal precipitation.

On July 25, 2012, Fugong Xineng Power Development Co., Ltd entered into a grid connection and dispatching agreement with Yunnan Grid Company Nujiang Power Supply Bureau for a valid period of one year. On January 1, 2012, Fugong Xineng Power Development Co., Ltd. entered into a new power purchase and sale agreement with Yunnan Grid Company Nujiang Power Supply Bureau and Nujiang Power Supply Co., Ltd, which is valid for one year. The agreement will remain effective unless any party intends to change the clause. In 2012, Aluhe received a tariff of RMB0.20 per kWh during the dry season from January to April and December and RMB0.16 per kWh during the rainy season from May to November. The VAT for this plant is 6.0%.

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

Dazhaihe. Dazhaihe is a high head run of the river hydro project located in the lower stream of the Dazhai River in Manhao town, Jinping county, Honghe prefecture. The project was commissioned in September 2009 with a design capacity of 15.0MW and an annual design utilization rate of 49.1%. The effective utilization rate was 34.1% and 28.9% in 2011 and 2012, respectively. On June 1, 2011, Jinping Kanghong Hydropower Development Co., Ltd entered into a grid connection and dispatching agreement with Yunnan Grid Company Honghe Power Supply Bureau for a valid period of one year. The agreement will remain valid until new agreement is signed. Jinping Kanghong Hydropower Development Co., Ltd entered into a power purchase and sale agreement effective from November 10, 2008 to November 10, 2009, pursuant to which the Yunnan Grid Corporation Honghe Power Supply Bureau agrees to pay Dazhaihe tariff on a seasonal basis. The effective period of the agreement was extended to December 31, 2011, and is renewable automatically unless both parties agree to terminate. According to a tariff increase notice issued by Yunnan Provincial Pricing Bureau on March 7, 2012, Dazhaihe currently received a tariff of RMB0.247 per kWh during the dry season from January to April and in December and RMB0.222 per kWh during the normal season in May and November, and RMB0.197 per kWh during the rainy season from June to October. The VAT for this plant is 6.0%.

Dazhaihe is a four component single-purpose power generation construction. The facility consists of diversion structure, tunnel, penstock, surge shaft, powerhouse and sub station. The Dazhai river is in the Honghe drainage basin, and is a branch of the Honghe River. The size of the drainage area above the water diversion is 50.9 KM2.

Sichuan Province

Liyuan. Liyuan is a low head run-of-the-river hydroelectric power project commissioned in August 2006 with an installed capacity of 12.0 MW and an annual design utilization rate of 42.0%. The effective utilization rate was 15.4%, 12.5% and 19.5% in 2010, 2011 and 2012, respectively. The effective utilization rates for Liyuan in 2010, 2011 and 2012 were lower than its design utilization rate due to high variability and concentration of precipitation and water flows during such periods. Water flows at times exceeded facility capacity resulting in abandoned water. We expect this situation to be mitigated in the future with the completed development and construction of a series of upstream plants on the Donghe river which will have the effect of moderating water flows in the river. Until such development is completed, the utilization rates for Liyuan may remain below design. Sichuan Huabang Hydroelectric Development Co., Ltd. entered into a grid connection and dispatching agreement with Sichuan Cangxi Electric Power Co., Ltd. on May 17, 2012, which is valid until May 17, 2013, pursuant to which Sichuan Huabang Hydroelectric Development Co., Ltd. is to connect the hydroelectric power project to the power grid owned or controlled by Sichuan Cangxi Electric Power Co., Ltd. On June 4, 2012, Sichuan Huabang Hydroelectric Development Co., Ltd. and Sichuan Cangxi Electric Power Co., Ltd., part of the China Southern Power Grid Corporation Ltd., or the Southern Grid, entered into a power purchase and sale agreement effective from June 5, 2012 until June 4, 2013, pursuant to which the Sichuan Cangxi Electric Power Co., Ltd. is paying Liyuan a tariff of RMB0.29 per KWh. According to the terms of such agreement, the agreement remains effective, unless both parties agree to terminate. The VAT for this plant is 6.0%.

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

Zhejiang Province

Shapulong. Shapulong is an impoundment reservoir hydroelectric power project commissioned in June 2001 with an installed capacity of 25.0 MW and an annual design utilization rate of 18.6%. The effective utilization rate was 29.5%, 14.4% and 25.2% in 2010, 2011 and 2012, respectively reflecting normal operations and natural fluctuations in precipitation.

Yunhe Shapulong Hydropower Generation Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau on November 2008, which is valid for one year and thereafter so long as there is no disagreement between the two parties, pursuant to which Shapulong is to connect the hydroelectric power project to the power grid owned or controlled by Lishui Electric Power Bureau. Yunhe County Shapulong Hydropower Generation Co., Ltd. entered into a power purchase and sale agreement with Lishui Electric Power Bureau, part of the State Grid, on November 2, 2011, which is valid until November 1, 2014. We are in the process of renewing the existing agreement and expect to renew the agreement by the end of the second quarter of 2012. Without disagreement from either party, the agreement will be automatically renewed every two years, pursuant to which Lishui Electric Power Bureau is currently paying Shapulong a tariff of RMB0.535 per kWh during peak hours and RMB0.268 per kWh during off-peak hours. According to the terms of such agreement, the agreement remains effective after the initial term, unless both parties agree to its modification or termination. The VAT for this plant is 6.0%.

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

Yingchuan. Yingchuan is an impoundment reservoir hydroelectric power project commissioned in April 2002 with an installed capacity of 40.0 MW and an annual design utilization rate of 31.0%. The effective utilization rates were 39.5%, 29.1% and 41.3% in 2010, 2011 and 2012, respectively, reflecting normal operations and natural fluctuation in precipitation.

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

Wuliting. Wuliting is a low head, run-of-the-river hydroelectric power project commissioned in October 2007 with an installed capacity of 42.0 MW and an annual design utilization rate of 33.0%. The effective utilization rate was 40.5%, 25.0% and 39.7% in 2010, 2011 and 2012, respectively. The effective utilization rates in 2010 and 2011 were attributable to normal operations coupled with normal fluctuations in precipitation levels.

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

Ruiyang. Ruiyang is an impoundment reservoir hydroelectric power project commissioned in December 2003 with an installed capacity of 32.0 MW and an annual design utilization rate of 24.2%. The effective utilization rate was 27.8%, 17.8% and 32.9% in 2010, 2011 and 2012, respectively. The lower than design capacity utilization in 2009 and 2011 was attributable to normal operations and lower than normal precipitation. The higher than design capacity utilization rate in 2010 was attributable to normal operations coupled with higher than average precipitation.

Longquan Ruiyang Cascade II Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau on October 18, 2003, for an indefinite term, pursuant to which Ruiyang is to connect the hydroelectric power project to the power grid owned or controlled by Lishui Electric Power Bureau. Longquan Ruiyang Cascade II Hydroelectric Co., Ltd. entered into a power purchase and sale agreement with Lishui Electric Power Bureau in January 1, 2012, which is valid until December 31, 2015. Without disagreement from either party, the agreement will be automatically renewed every two years, pursuant to which Lishui Electric Power Bureau is currently paying Ruiyang a tariff of RMB0.535 per kWh during peak hours and RMB0.268 per kWh during off-peak hours. According to the terms of such agreement, the agreement remains effective after the initial term, unless both parties agree to its modification or termination. The VAT for the plant is 6.0%.

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

Jiulongshan and Zhougongyuan. The Jiulongshan-Zhougongyuan Hydro Complex consists of Jiulongshan I, a 25.0 MW impoundment dam facility, Jiulongshan II, a 12.6 MW diversion facility, and Zhougongyuan, a 16.0 MW diversion facility. Each of the three facilities is located on a tributary of upper Wuxijiang River in Suichang County, Zhejiang Province.

The three projects have a total design capacity of 53.6 MW and a combined annual design utilization rate of 25.0%. The complex of three facilities was commissioned during May through December 2009. The effective utilization rate for Jiulongshan complex was 21.1%, 20.4% and 35.3% in 2010, 2011 and 2012, respectively. The effective utilization rate for Zhougongyuan was 29.9%, 28.4% and 46.1% in 2010, 2011 and 2012, respectively, reflecting normal operations. Suichang County Jiulongshan Hydroelectric Development Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau on April 21, 2009 for each of the three hydroelectric power projects, which was valid until April 2010. Without disagreement from either party, the agreement automatically renews every year, pursuant to which Suichang County Jiulongshan Hydroelectric Development Co., Ltd. is to connect the hydroelectric power projects to the power grid which is currently under the operation and management of Lishui Electric Power Bureau. On July 16, 2010, Suichang County Jiulongshan Hydroelectric Development Co., Ltd. and Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. respectively entered into a power purchase and sale contract with Lishui Electric Power Bureau for Jiulongshan I (Zhougongyuan I), Jiulongshan II (Zhougongyuan II), and Zhougongyuan, which are valid from July 1, 2010 to June 30, 2013. Without disagreement from either party, the agreement will be automatically renewed every two years, pursuant to which Lishui Electric Power Bureau, part of the State Grid, is paying a tariff of RMB0.535 per kWh during peak hours and RMB0.268 per kWh during off-peak hours. In December 2009, Suichang County Jiulongshan Hydroelectric Development Co., Ltd., which then owned all of the three hydroelectric power projects, transferred one of them, Zhougongyuan III, to the newly established Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. with total investment of RMB140.0 million ($19.5 million) and registered capital of RMB90.0 million ($12.8 million). In connection with the transfer, Suichang County Jiulongshan Hydroelectric Development Co., Ltd., reduced its total investment to RMB320.0 million ($44.5 million) and registered capital to RMB204.1 million ($29.0 million). The purpose of the transfer is to have two interconnect arrangements of less than 50 MW resulting in lower VAT for the complex. The VAT for the three hydroelectric power projects was 17.0% for 2009 and 6.0% for 2010.

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

Fujian Province

Banzhu. Banzhu is a low head, run-of-the-river hydroelectric power project commissioned in November 1998 with an installed capacity of 45.0 MW and an annual design utilization rate of 42.2%. The effective utilization rate was 47.0%, 28.5% and 54.2% in 2010, 2011 and 2012, respectively, reflecting normal operations and natural fluctuation in precipitation levels.

On September 30, 2010, Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Electric Power Co., Ltd. Sanming Power Industry Bureau which is valid for five years from the execution date and without disagreement from either party, the agreement will be automatically renewed on an annual basis. On August 18, 2008, Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered into a power purchase and sale agreement with Fujian Province Electric Power Co., Ltd. which was valid until December 31, 2010. Without disagreement from either party, the agreement will be automatically renewed every three years. According to a tariff increase notice issued by Fujian Provincial Pricing Bureau on March 15, 2012, Banzhu currently receives a tariff of RMB0.381 per kWh. The VAT for this plant is 17.0%.

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

Wangkeng. Wangkeng is an impoundment reservoir hydroelectric power project commissioned in July 2004 with an installed capacity of 40.0 MW and an annual design utilization rate of 42.5%. The effective utilization rate was 52.5%, 27.5% and 47.0% in 2010, 2011 and 2012, respectively, reflecting normal operations and natural fluctuations in precipitation levels.

On September 30, 2010, Pingnan County Wangkeng Hydroelectric Co., Ltd. entered into a new grid connection and dispatching agreement with Fujian Province Electric Power Co., Ltd. Ningde Power Industry Bureau which is valid until December 31, 2015. The agreement will remain effective unless both parties agree to its modification or termination. On June 28, 2010, Pingnan County Wangkeng Hydroelectric Co., Ltd. entered into a new power purchase and sale contract with Fujian Province Electric Power Co., Ltd. which is valid till March 31, 2011. Without disagreement from either party, the agreement will be automatically renewed every three years. According to a tariff increase notice issued by Fujian Provincial Pricing Bureau on March 15, 2012, Banzhu currently receives a tariff of RMB0.331 per kWh. The VAT for this project is 17.0%.

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

Jinlong. Jinlong is a low head run of the river hydroelectric power facility commissioned in November 2005 with an installed capacity of 10.0 MW and an annual design utilization rate of 42.7%. The effective utilization rate was 50.8%, 34.0% and 58.4% in 2010, 2011 and 2012, respectively, reflecting normal operations and natural fluctuations in precipitation levels.

On May 5, 2012, Shaowu City Jinlong Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Nanping Electric Power Industry Bureau and Fujian Province Power Co., Ltd., which is valid until December 2017. The VAT for this plant is 6.0%. On January 1, 2012, Shaowu City Jinlong Hydroelectric Co., Ltd. entered into a new power purchase agreement with Fujian Province Shaowu Power Supply Bureau, which is valid until December 31, 2013. As of 2012 year end, Jinlong received a tariff of RMB0.321 per kWh.

Jinlong is located on the on the Fu Tun Xi River in northwest Fujian province in Shaowu City. Jinlong is a low head run of the river gated complex with the powerhouse incorporated into the diversion structure on the right bank. The powerhouse contains two 5.0 MW horizontal fully regulated bulb turbine generators manufactured by Fu Chung Jiang Hydraulic Turbine Factory.

Jintang. Jintang is a low head run of the river hydroelectric power facility commissioned in October 2006 with a design capacity of 11.6 MW and an annual design utilization rate of 40.5%. The effective utilization rate was 41.9%, 29.0% and 52.7% in 2010, 2011 and 2012, respectively, reflecting normal operations and natural fluctuation in precipitation levels.

On July 31, 2011, Shaowu City Jintang Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Nanping Electric Power Industry Bureau and Fujian Province Power Co., Ltd., which is valid until December 2016. The VAT for this plant is 6.0%. On January 1, 2012, Shaowu City Jinlong Hydroelectric Co., Ltd. entered into a new power purchase agreement with Fujian Province Shaowu Power Supply Bureau, which is valid until December 31, 2013. As of 2012 year end, Jintang received a tariff of RMB0.281 per kWh.

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

Shaowu City Jinling Power Generation Co., Ltd. entered into a power purchase agreement with Fujian Province Shaowu Power Supply Bureau for each of Qianling, Jinjiu and Dongguan hydroelectric power projects in January 2012, which is valid until December 31, 2013. The VAT for these three plants is 6.0%.

Qianling. The Qianling hydroelectric facility is a low head run of the river hydroelectric power facility commissioned in July 1984 with a design capacity of 10.0 MW and an annual design utilization rate of 52.0% reduced to 40.0% with diversion of water to the Jinjiu facility. The effective utilization rate was 48.8%, 31.2% and 53.8% in 2010, 2011 and 2012, respectively, reflecting normal operations coupled with natural fluctuation in precipitation. On June 6, 2012, Shaowu City Jinling Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Nanping Electric Power Industry Bureau and Fujian Province Power Co., Ltd., which is valid until December 2017. As of 2012 year end, Qianling received a tariff of RMB0.261 per kWh.

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

Jinjiu. The Jinjiu hydroelectric facility is a low head run of the river hydroelectric power facility commissioned in October 2004 with a design capacity of 3.0 MW and an annual design utilization rate of 52.0%. The effective utilization rate was 62.6%, 44.1% and 57.0% in 2010, 2011 and 2012, respectively. The higher than design utilization rate was attributable to operator preference in optimizing performance and water allocation between Jinjiu and Qianling. On December 15, 2003, Shaowu City Jinling Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Shaowu Power Supply Bureau for an indefinite term. The agreement will remain effective unless both parties agree to resign the agreement. As of 2012 year end, Jinjiu received a tariff of RMB0.301 per kWh.

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

Dongguan. The Dongguan hydroelectric facility is a low head run of the river hydroelectric power facility commissioned in November 2004 with a design capacity of 4.8 MW and an annual design utilization rate of 48.1%. The effective utilization rate was 17.4%, 19.4% and 46.6% in 2010, 2011 and 2012, respectively. Effective utilization has been lower than design as water levels at the dam were reduced to accommodate construction activity immediately upstream unrelated to the project. On December 20, 2002, Shaowu City Jinling Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Shaowu Power Supply Bureau for an indefinite term. The agreement will remain effective unless both parties agree to resign the agreement. As of 2012 year end, Dongguan received a tariff of RMB0.301 per kWh.

Dongguan is located on the Fu Tun Xi River in northwest Fujian province in Shaowu City. Dongguan is a low head run of the river gated complex with the powerhouse incorporated into the diversion structure at the left bank. The powerhouse contains three 1.6 MW horizontal fully regulated bulb turbine generators.

Jinwei. Jinwei is a low head run of the river hydroelectric power facility commissioned in July 2009 with a design capacity of 16.0 MW and an annual design utilization rate of 41.1%. The effective utilization rate was 38.1%, 27.0% and 44.5% in 2010, 2011 and 2012, respectively. Effective utilization has been lower than design in 2011 reflecting lower than normal precipitation in 2011. The facility has a restricted intake which will prevent achievement of design utilization by approximately 10.0% until remedied. We currently are not planning on implementing these remedial plans until after the 2013 operating season at the earliest.

On December 24, 2010, Shaowu City Jinwei Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Nanping Electric Power Industry Bureau, which is valid until December 2015. Shaowu City Jinwei Hydroelectric Co., Ltd. entered into a power purchase agreement with Fujian Province Nanping Power Bureau on March 31, 2011, which is valid until March 31, 2014, pursuant to which Fujian Province Nanping Power Bureau agrees to pay a tariff of RMB0.30 per kWh for supplying electricity. According to the approval regarding the tariff of Shaowu City Jinwei Hydroelectric Co., Ltd issued by Shaowu Pricing Bureau, Nanping Pricing Bureau, and Fujian Provincial Pricing Bureau Ltd on June 28, 2012, Shaowu City Jinwei Hydroelectric Co., Ltd. currently receives a tariff of RMB0.3051 per kWh. The VAT for this plant is 6.0%. According to the terms of the power purchaseagreement, the agreement remains effective unless any party has disagreement on the terms of the agreement, and its term will be automatically extended for three years.

Jinwei is located on the Fu Tun Xi River in the northwest of Fujian province in Shaowu City. Jinwei is a run of the river gated complex with the powerhouse incorporated into the diversion structure on the right bank. The powerhouse contains two 8.0 MW horizontal fully regulated bulb turbine generators manufactured by Dong Feng Hydroelectric Machinery Works.

Projects under Development

Henan Province

Wuyue. On October 22, 2009, we entered into a capital injection agreement with Henan Lantian Group to subscribe for a 79.0% equity interest in Wuyue, which owns the right to develop a pumped storage hydropower project of 1,000.0 megawatts in Henan province. Pursuant to the agreement, we completed the first capital injection of RMB32.5 million ($4.8 million) on March 23, 2010. In September 2010, we signed a framework agreement with Guangdong Nuclear for the equity transfer of a controlling interest of Wuyue. Under the framework agreement, subject to the completion of definitive documents, completion of due diligence and receipt of required governmental and other approvals in the PRC, we would transfer 51.0% equity interest in Wuyue to Guangdong Nuclear, in exchange for which Guangdong Nuclear agreed to fund its proportionate share of the on-going development costs of the project. The framework agreement expired on December 31, 2011 and the project has been largely at a standstill since the acquisition in 2009. We expect the project will continue to be at a standstill and as it has no intention to make further investments to Wuyue. The investment in Wuyue was written off as of December 31, 2011.

Projects for Which We Have Signed a Definitive Agreement to Sell

Fujian Province

Yuanping. In December 2011, we entered into an Equity Purchase and Sale Agreement with a third-party buyer to sell Pingnan County Yuanping Hydroelectric Co., Ltd., which owns and operates Yuanping hydroelectric power project, a 16.0 megawatt (“MW”) project located in Fujian province, for a total consideration of $22.2 million, including the assumption of debt by the buyer. The disposal date of Yuanping was March 2, 2012, which was the date we lost effective control over Yuanping. The sale transaction was completed on the same date.

Yuheng. In October 2012, we entered into a Share Transfer Agreement to sell Pingnan County Yuheng Hydroelectric Co., Ltd., which owns and operates Yuheng hydroelectric power project, a 30.0 MW project located in Fujian province, for total consideration of $44.3 million, including the assumption of debt by the buyer. The disposal date of Yuheng was October 31, 2012, which was the date we lost effective control over Yuheng. The sale transaction is expected to complete in April, 2013.

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

Investment Committee Approval

Upon completion and review of the financial, engineering, legal, and appraisal due diligence, our investment committee comprised of our executive officers, will decide whether to enter into a definitive acquisition agreement.

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

The construction of hydroelectric power projects is also subject to acceptance inspections, including acceptance inspections with respect to water storage, commissioning of generator units, environmental protection, water and soil conservation facilities and construction completion, among others. Currently, sixteen of our twenty-five projects have completed completion acceptance procedures, and two more are expected to complete the procedures in 2013. See “Risk Factors—Risks Relating to our Company and the PRC Hydropower Industry—Certain of our existing hydroelectric power projects have not passed the completion acceptance procedure, which could result in the imposition of fines or the closure of non-permitted hydroelectric power projects.”

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

Project Operation and Maintenance

We manage most of our existing hydroelectric power projects, except for the Liyuan and Xiaopengzu hydroelectric power projects in Sichuan and Yunnan provinces, and we intend to continue to manage our hydroelectric power projects in the future. The management of the Liyuan and Xiaopengzu hydroelectric power projects is currently outsourced to companies affiliated with the local power grid to which the plants are connected. We have acquired and will continue to acquire hydroelectric power projects that are clustered or located where we have the potential to acquire adjacent projects, which enables us to centralize operational and management functions for the hydroelectric power projects and thus achieve cost savings.

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

Power sales through competitive bidding are one of the targets of the power market reform. The PRC government began to experiment with a program in 1999 to effect power sales through competitive bidding in some provinces, and has been gradually expanding the program with a view to creating a market-oriented electric power industry. Pursuant to the Implementation Opinions Regarding Promotion of Electric Power System Reform in the Twelfth Five-year Plan promulgated on April 6, 2007, the State Electricity Regulatory Commission will speed up the reform to establish an electric power market suitable to China’s circumstances. Among other things, the State Electricity Regulatory Commission will propose relevant policies based on the practices pioneered in the northeastern region and eastern region; promote the construction of a uniform competitive bidding system in each regional power market; accelerate the development of power markets in the eastern region and the northeastern region; carry out trial or simulated operations in the southern region and central region as appropriate; formulate plans and marketing rules for the power market in the northern region and northwestern region; and expand the experimental program on direct power sales between power generation companies and large-scale end-users.

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

Insurance

We currently maintain property insurance for our hydroelectric power projects. Our current insurance coverage is maintained with Ping An Property and Casualty Insurance Company of China, Ltd., PICC Property and Casualty Company Limited, China United Property Insurance Company Limited, Tian An Insurance Company Limited, China Pacific Property Insurance Co., Ltd., Sunshine Property and Casualty Insurance Company Limited and Taiping General Insurance Co., Ltd. on our properties, plants and equipment, and includes construction all risk insurance. Our current coverage totals approximately RMB3,181.7 million ($505.6 million). As with most property insurance policies in China, our policies do not cover damage resulting from earthquakes, war or acts of terror. In addition, we currently maintain liability insurance for our directors and officers with coverage of $10.0 million and employment practice liability insurance with coverage of $3.0 million. We do not currently carry any third-party liability insurance, business interruption insurance or insurance covering environmental damage arising from accidents on our property or relating to our operations. We believe that our insurance coverage is adequate and is standard for the power industry in China. See “Risk Factors—Risks relating to the Company and PRC Hydropower Industry—Our power generating operations may be adversely affected by operational risks, which may result in uninsured losses.”

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

Legal Proceedings

From time to time, we are subject to various legal or administrative proceedings arising in the ordinary course of our business.

In April 2012, twenty-four employees of Henan Wuyue Storage Power Generating Co., Ltd. (“Wuyue”) filed an arbitration claim against us for the payment of salary in total amount of RMB2,693,500 ($427,811) and the payment of social security in total amount of RMB205,440 ($32,639). The claim was heard by the Henan Guangshan County Labour Arbitration Committee (“GCLAC”) in May 2012. GCLAC ordered that Wuyue be joined as a joint defendant with us. As of the date of this annual report, no ruling or award has been granted in respect of the claim.

REGULATION

This section sets forth a summary of the most significant PRC regulations that affect our business and the industry in which we operate.

We operate our business in China under a legal regime consisting of the State Council, or China central government, and several ministries and agencies under its authority, including the Ministry of Commerce, the State Administration for Industry and Commerce, the State Administration of Foreign Exchange, the National Development and Reform Commission, the Ministry of Water Resources, the Ministry of Environmental Protection, the Ministry of Land and Resources, the Ministry of Housing and Urban-Rural Development, the State Administration of Taxation, and the State Electricity Regulatory Commission. From time to time, these authorities issue regulations that apply to our business.

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

The Medium and Long Term Development Plan of Renewable Energy Resources

In light of the rapid growth of China economy and rising consumption of energy, China government increasingly encourages the development and use of renewable energy resources. On August 31, 2007, the National Development and Reform Commission issued the Medium and Long Term Development Plan of Renewable Energy Resources, or the Medium and Long Term Development Plan. According to the Medium and Long Term Development Plan, the share of the development and use of renewable energy accounted for 7.5% of the primary energy consumption in 2005. It aims to have the consumption of renewable energy reach 10.0% of the total energy consumption by 2010, and 15.0% by 2020.

The Twelfth Five-year Plan of the Development of Renewable Energy Resources

On October 24, 2012, the National Development and Reform Commission issued the Twelfth Five-year Plan of the Development of Renewable Energy Resources, or the Twelfth Five-year Plan. In accordance with the Twelfth Five-year Plan, the total installed capacity of hydroelectric power generation plants in China is to reach 290,000 MW in 2015, up from 220,000 MW at the end of 2010, among which, the newly installed capacity of small hydroelectric power generation plants shall account for 10,000 MW. During the period of the Twelfth Five-year Plan, China government plans to continue to build up small hydropower in China, aiming to build up 300 small hydro-electrical new rurals at the end of 2015.

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

On April 6, 2007, the General Office of the State Council issued the Opinions on Implementing Further Reform in Electric Power Industry during the “Twelfth Five-year Plan” Period, which confirms, among other things, the continuance of further reform of tariff, establishment of the formation system of on-grid tariff corresponding to the competition in power generation segment, execution of the tariff policies favorable to energy saving and environmental protection, and full implementation of the tariff scheme stimulating the development of clean energy.

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

Regulations on Bid Invitation and Bid Tendering

On August 30, 1999, the Standing Committee of the National People’s Congress adopted the Law of China on Bid Invitation and Bid Tendering, effective from January 1, 2000; on December 20, 2011, the State Council promulgated the Implement Measures on the Law of China on Bid Invitation and Bid Tendering, which came into effect on February 1, 2012. According to the aforesaid law and its implementation measures, the projects such as large-scale infrastructure facilities and public utilities involving the social and public interests and public safety, projects which are, wholly or partially, invested by the State-owned funds or funded through State financing and projects using loans or aid funds from international organizations or foreign governments, including surveying and prospecting, design, engineering and supervision of such projects as well as the procurement of major equipment and materials related to the construction of such projects, must be subject to bid invitation procedure.

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

A.            Specific scope

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

B.            Scale standards

•                  the estimated price for any single construction contract exceeds RMB2,000,000;

•                  the estimated price for any single procurement of substantial equipment and materials exceeds RMB1,000,000;

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

Tax Law

Enterprise Income Tax Law

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to an enterprise income tax, or EIT, at the statutory rate of 33%. However, certain types of foreign-invested enterprises and high and new technology enterprises located in certain specified high-tech zones were entitled to preferential tax treatments. In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the EIT Law, and in December 2007, the State Council promulgated the implementing rules of the EIT Law, both of which became effective on January 1, 2008. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. However, its preferential time period shall be counted from 2008 if such an enterprise has not enjoyed the preferential treatments yet because of its failure to make profits. The EIT Law and its implementing rules permit qualified “high and new technology enterprises” to enjoy a reduced 15% EIT rate. In case a nonresident enterprise that has no site or establishment within the territory of PRC, or its income has no actual connection to its site or establishment within the territory of PRC obtains income sourced within the territory of PRC, the EIT shall be levied at the rate of 20% for such incomes, which has been reduced to 10% by the implementing rules of the EIT Law. As regards a small meager-profit enterprise satisfying the prescribed conditions, the EIT shall be levied at a reduced rate of 20%. Businesses contributing to the development of Western China are also entitled to a reduced EIT rate of 15%.

Under current PRC tax laws, regulations and rulings, an enterprise payer is classified as either a resident enterprise or non-resident enterprise. A resident enterprise refers to an enterprise that is established under PRC law within the PRC, or is established under the laws of foreign country or region but has its de facto management body located in China. “De facto management body” is defined as an organization that exercises material and full management and control over matters including the enterprise’s production and operations, personnel, finance and property. Further, a circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain PRC-controlled enterprises established outside of China as “resident enterprises,” or Circular 82, clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. On July 27, 2011, the State Administration of Taxation issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status, post-determination administration and which competent tax authorities are responsible for determining offshore incorporated PRC resident enterprise status.

Under the PRC EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. See “Risk Factor— Our Company may be classified as a “resident enterprise” for PRC enterprise income tax purposes under the PRC EIT Law. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders, including subject to PRC taxation on our worldwide income.”

Value-added Tax

According to the amended Provisional Regulations of the PRC on Value-added Tax effective on January 1, 2009, and the amended Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax effective since November 1, 2011, all organizations and individuals engaged in the sale of goods, provision of processing, repairs and replacement services, and importation of goods within the territory of the PRC are taxpayers of value-added tax. Ordinary tax payers shall pay value-added tax at the rate of 13% or 17%, while small scale tax payers shall pay value-added tax at the rate of 3%. According to the Notice Regarding the Application of Low Value-added Tax Rate and Simplified Method Taxation Policies to Certain Products, or the Notice, which was jointly issued by the Ministry of Finance and the State Administration of Taxation on January 19, 2009 and took effect, retrospectively, on January 1, 2009, small hydropower generation units administrated at or below the county level may choose to apply the value-added tax rate of 6% in accordance with the simplified method to electric power they generate. Small hydropower generation units are defined as hydropower generation units with the installed capacity of no greater than 50 MW. The value-added tax payers using simplified method cannot claim the input value-added tax credits on their purchases.

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

D. Property, Plant and Equipment

See “Information on the Company—Our Hydropower Assets.”

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

A. Operating Results

Overview

We are a developer, owner and operator of small hydroelectric power projects in China. We were formed on July 10, 2006 to acquire existing small hydroelectric assets in China. Our primary business is to identify, evaluate, acquire, develop, construct, finance and operate hydroelectric power projects in China. Our revenues to date have derived from the sale of electricity generated by our small hydroelectric power projects to local power grids, while our costs of operations relate to the operation of our hydroelectric power projects, and general and administrative expenses, as well as the cost of financing our acquisition of these hydroelectric power projects and necessary capital contributions. We were formed as an exempted company under the laws of the Cayman Islands to serve as a vehicle for the acquisition of operating hydroelectric power projects and plants under construction in China. We conduct substantially all of our business through our PRC operating subsidiaries and investment companies.

We currently wholly own twenty-two operating hydroelectric power projects and have controlling interests in three operating hydroelectric power projects. Our operating hydroelectric power projects are located in four provinces in China: Zhejiang, Fujian, Yunnan and Sichuan. Installed capacity at our plants reached 502.8 MW, 517.8MW and 517.8MW at December 31, 2010, 2011 and 2012, respectively. Revenues contributed by projects in Zhejiang, Fujian, Yunnan and Sichuan provinces were 56.7%, 27.0%, 15.2% and 1.1% in 2010, 46.5%, 27.2%, 25.3% and 1.0% in 2011, and 48.7%, 34.8%, 15.8% and 0.7% in 2012, respectively.

Our activities during the year ended December 31, 2010 were comprised of our acquisition of 79.0% controlling interest in Henan Wuyue Storage Power Generation Co., Ltd., acquisition of Husahe, Hengda, Xineng, Xiaopengzu and Jinling hydroelectric power projects, acquisition of the controlling interests held by Jinling in three of its subsidiaries, including 55.0% controlling interest in Jinlong Hydroelectric power project, 74.0% controlling interest in Jintang Hydroelectric power project, and 74.0% controlling interest in Jinwei Hydroelectric power project, and our operation of our twenty completed projects. Our revenues from continuing operations for the year ended December 31, 2010 were $58.2 million while our cost of revenues was $22.7 million, resulting in a gross profit of $35.5 million from continuing operations. After deducting operating and other expenses, including interest expense of $13.9 million, we reported a net loss from continuing operations for the year ended December 31, 2010 of $0.3 million. We sold 1,263.7 million kilowatt hours of electricity produced at our hydroelectric power projects in 2010, at an effective tariff of RMB0.34 per kWh.

On January 25, 2010, we completed an initial public offering (“IPO”), whereby we issued 6,000,000 units of securities at $16.00 per unit. Each unit consists of one American Depository Share (“ADS”) priced at $14.8 and one warrant priced at $1.2. Each ADS represents three ordinary shares and each warrant entitles the holder to purchase three ordinary shares for an exercise price of $15.0. The IPO yielded aggregate gross proceeds of $96.0 million. The proceeds, net of applicable expenses, were used to acquire hydroelectric operating companies and assets and develop new hydroelectric power projects in China. The proceeds were also used for working capital and general corporate purposes.

On March 23, 2010, we completed our initial capital injection of RMB32.5 million ($4.8 million) to the Wuyue pumped storage hydropower project. However, the project has been largely at a standstill since the acquisition. We expect the project will continue to be at a standstill and have no intention to make further investments in the project. As a result, we recognized in the year ended December 31, 2011, an impairment loss on long-lived assets and goodwill attributable to the shareholders in the amount of $5.0 million.

Our activities during the year ended December 31, 2011 were primarily comprised of our acquisition of Dazhaihe hydroelectric power project, the acquisition of remaining 10.0% equity interest in Pingnan County Wangkeng Hydroelectric Co., Ltd., and our operation of twenty-seven completed projects including Yuanping which the results were reflected as discontinued operations.

On December 3, 2011, we entered into an Equity Purchase and Sale Agreement to sell our Yuanping hydroelectric power project, a 16.0 MW project located in Fujian province, for total consideration of $22.2 million, including assumption of certain bank loans by the buyer. The disposal date of Yuanping was March 2, 2012, which was the date we lost effective control over Yuanping. The sale transaction was completed on the same date. We have classified Yuanping as a discontinued operation and have adjusted our consolidated statements of comprehensive income for both 2009 and 2010 accordingly. Our revenues from continuing operations for the year ended December 31, 2011 were $54.6 million, while our cost of revenues from continuing operations was $31.3 million, resulting in a gross profit from continuing operations of $23.3 million. After deducting operating and other expenses, including interest expense of $24.8 million, we reported a net loss from continuing operations of $55.0 million for the year ended December 31, 2011. We sold 1,262.3 million kilowatt hours of electricity produced at our hydroelectric power projects in 2011, at an effective tariff of RMB0.30 per kWh.

On August 19, 2011, we sold 8,662,509 common shares (equivalent to 2,887,503 ADSs) at $1.15 per share (equivalent to $3.46 per ADS) to Vicis Capital Master Fund by way of a partial exercise of an existing warrant held by Vicis Capital Master Fund, which was issued to Vicis Capital Master Fund in April 2007 and allows Vicis Capital Master Fund to purchase up to 18,666,666 ordinary shares at an exercise price of $5.00 per share. The transaction yielded aggregate gross proceeds of $10.0 million. On October 27, 2011, we signed a warrant exercise agreement with certain members of the China Hydro LLC, to amend the Founders Warrants agreement. Pursuant to the amendment, these members exercised 31,072 units of their warrants at the adjusted exercise price of US$1.15 per share to purchase 31,072 ordinary shares from us and are entitled to purchase up to 35,892 ordinary shares from us at US$1.15 per share or the adjusted exercise price (“New Founders’ Warrants”). The proceeds, net of applicable expenses, have been used for working capital and general corporate purposes.

On October 18, 2012, we entered into a Share Transfer Agreement to sell our Yuheng hydroelectric power project, a 30.0 MW project located in Fujian province, for total consideration of $44.3 million, including assumption of certain bank loans by the buyer. The disposal date of Yuheng was October 31, 2012, which was the date we lost effective control over Yuheng. The sale transaction is expected to complete in April, 2013. We have classified Yuheng as a discontinued operation and have adjusted our consolidated statements of comprehensive income for all years presented. Our revenues from continuing operations for the year ended December 31, 2012 were $85.4 million, while our cost of revenues from continuing operations was $35.8 million, resulting in a gross profit from continuing operations of $49.6 million. After deducting operating and other expenses, including interest expense of $28.1 million, we reported a net loss from continuing operations of $5.1 million for the year ended December 31, 2012. We sold 1,768.0 million kilowatt hours of electricity produced at our hydroelectric power projects in 2012, at an effective tariff of RMB0.33 per kWh.

In 2010, 2011 and 2012, our revenues from continuing operations were $58.2 million, $54.6 million and $85.4 million, respectively. Our net income (loss) attributed to China Hydroelectric Corporation shareholders were a net income of $3.7 million for 2010, and net loss of $45.4 million and $1.2 million for 2011 and 2012, respectively.

Our Acquisitions and Asset Sales

We set forth below the key facts regarding our acquisitions and asset sales during the last three fiscal years. U.S. dollar translations provided below are derived from our consolidated financial statements presented elsewhere in this annual report.

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

In August 2010, we completed our purchase of Fugong Xineng Power Development Co., Ltd. which owns and operates Latudi hydroelectric project with an installed capacity of 18.9MW, for a purchase price of RMB31.3 million ($4.6 million). This acquisition was accounted for as a business combination using the acquisition method of accounting.

In September 2010, we completed our purchase of Luquan County Xiaopengzu Hydroelectric Development Co. Ltd. which owns and operates a 44.0 MW hydroelectric project in Luquan County, Yunnan province in the PRC, for a purchase price of RMB150.0 million ($22.1 million). This acquisition was accounted for as a business combination using the acquisition method of accounting.

In December 2010, we completed our purchase of Shaowu City Jinling Power Generation Co., Ltd.(hereafter “Jinling”), the owner of the Jinling hydroelectric power project, together with Jinling’s 55.0% controlling interest in Shaowu City Jinlong Hydroelectric Co., Ltd., the owner of the Jinlong hydroelectric power project, Jinling’s 74.0% controlling interest in Shaowu City Jintang Hydroelectric Co., Ltd., the owner of the Jintang hydroelectric power project, and Jinling’s 74.0% controlling interest in Shaowu City Jinwei Hydroelectric Co., Ltd., the owner of the Jinwei hydroelectric power project, for a total purchase price of RMB75.1 million ($11.3 million). These four companies own and operate a 55.4 MW group of six projects in Fujian province, including Qianling, Jinjiu, Dongguan, Jinlong, Jinwei and Jintang hydroelectric projects. This acquisition was accounted for as a business combination using the acquisition method of accounting based on the available and obtainable information as of December 31, 2010.

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

In December 2011, we entered into an Equity Purchase and Sale Agreement with a third-party buyer to sell Pingnan County Yuanping Hydroelectric Co., Ltd., which owns and operates Yuanping hydroelectric power project, a 16 MW project located in Fujian province, for a total consideration of $22.2 million, including the assumption of debt by the buyer. The disposal date of Yuanping was March 2, 2012, which was the date we lost effective control over Yuanping. The sale transaction was completed on the same date.

Asset Sale in 2012

In October 2012, we entered into a Share Transfer Agreement with a buyer to sell Pingnan County Yuheng Hydroelectric Co., Ltd., which owns and operates Yuheng hydroelectric power project, a 30.0 MW project located in Fujian province, for total consideration of $44.3 million, including the assumption of debt by the buyer. The disposal date of Yuheng was October 31, 2012, which was the date we lost effective control over Yuheng. The sale transaction is expected to complete in April, 2013.

Impact of Acquisitions and Asset Sales on our Results of Operations

The aforementioned acquisitions resulted in a significant increase in the book value of our net property, plant and equipment, our intangible assets, goodwill, revenues and gross profit. The sale of the Yuanping and Yuheng power projects resulted in gain of $1.4 million and $1.4 million, net of taxes, respectively.

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

Our consolidated results of operations in 2012 reflect the effect of a full year of revenue, cost of revenue, including depreciation and amortization expense, and G&A expenses relating to all acquisitions made in previous years.

We have classified Yuanping and Yuheng as a discontinued operation and have adjusted our consolidated statements of comprehensive income for all the years presented.

Going Concern

As of December 31, 2012, we had a working capital deficiency of approximately $81.0 million. Due to our working capital deficiency, our independent registered public accountant has stated in its report dated April 18, 2013 with respect to our financial statements as of and for the year ended December 31, 2012 that these circumstances raise substantial doubt about our ability to continue as a going concern. We regularly raise funds through various means, such as new borrowings from banks and other non-financial institutions. New borrowings are used for multiple purposes, such as daily operating liquidity, to fund new projects or acquisitions, and to refinance existing short-term loans into longer-term debt. Over the course of 2012, we reduced the working capital deficiency by 42% to $81.0 million as of December 31, 2012, from $138.7 million as of December 31, 2011. In 2012, we raised $121.8 million through borrowings from banks and other institutions. In addition, we generated consideration of RMB 279.0 million ($44.3 million) by entering a Share Transfer Agreement with a third party to sell Yuheng, a 30 megawatt project located in Fujian province. The consideration includes assumption of debt by the purchaser. Improvements in cash flow improved during 2012 are also due to the favorable revenue effect of above-average precipitation, and the cost reduction efforts initiated in the fourth quarter of 2012.

Investors should still expect us to have a working capital deficit in the foreseeable future, due to the use of leverage to finance the construction and acquisition of hydroelectric projects.

Historically, we have relied on the ready availability of credit in China to fund its operations and expansion. Commencing in 2011 and extending into early 2012, our ability to obtain financing from its principal lenders in China was constrained by restrictions on bank lending imposed by the PRC central government in an effort to contain inflation. We are currently in various stages of negotiations with a number of financial institutions that could provide refinancing packages to extend the duration of our debt obligations.

Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Management remains confident in our ability to secure capital in order to fund our liquidity needs, debt obligations and growth plans, but obtaining financing cannot be guaranteed. In the event that we fail to raise funds sufficient to meet our liquidity needs, we may be forced to substantially curtail our operations or otherwise take measures that would materially and adversely affect our current operations and business prospects.

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

General Factors Affecting Our Results of Operations

On a macro-level, we have benefited significantly from the growth of the industrial base, increase in consumer consumption of electricity and overall economic growth in China, which has contributed to a significant increase in electricity demand. China’s electricity consumption grew 5.33% from 4,690 TWh in 2011 to 4,940 TWh in 2012, according to the China Electricity Council. Renewable energy has become a strong driving force contributing to the growth in capacity. Reform of the PRC power industry, in particular support for foreign investment in hydroelectric power, has assisted our rapid entry into and growth in the PRC’s small hydroelectric power market. Deregulation of the industry and policy support for the purchase of hydroelectric power will, we believe, in the long-term result in increasing tariffs for hydroelectric power in China. However, although hydroelectric power currently is the lowest -cost source of electricity in the PRC, any adverse changes in the economic growth or regulatory environment in China may have a materially adverse effect on the demand for our electricity or our ability to operate in the PRC market, which in turn may materially adversely, affect our results of operations.

Specific Factors Affecting Our Results of Operations

Availability and cost of debt financing

We seek to improve shareholder returns through increasing our financial leverage at reasonable rates of interest, and we seek to enter into discussions with both PRC and international financial institutions to arrange credit facilities to support our future acquisitions. To the extent such financing is unavailable in the PRC, for policy reasons or otherwise, we are unable to raise debt financing in the international markets for any reason or such financing is unavailable at reasonable rates, our ability to increase our leverage for further acquisitions, and thus our revenue growth, will be reduced, and our ability to meet our liquidity needs will be affected. In 2012, due to the improvement in bank lending market in China, we have raised a total of $121.8 million through borrowing from banks and other institutions. See “—Going Concern” and “—Liquidity and Capital Resources” and “Risk Factors—Risks Relating to our Company and the PRC Hydroelectric Power Industry—Our liquidity position poses risk to our operations.”

Tariffs

Due to the historical mechanisms used by the PRC government to set on-grid tariffs, on-grid tariffs for renewable energy producers have until relatively recently been lower than on-grid tariffs for thermal power projects. We believe that through continued policy support from the PRC government, renewable energy throughout China, including hydroelectric power, will in the long-term achieve on-grid tariffs equal to those for thermal power. This is already the case in Zhejiang province, where heavy demand for electricity and insufficient supply has made the on-grid tariff for hydropower comparable with many thermal plants during peak hours. We believe the move to market pricing for hydroelectric power on-grid tariffs will depend on (i) the continued relatively high price of coal in the PRC, (ii) the absence of significantly cheaper sources of other renewable energy and (iii) the enforcement of laws requiring the purchase by power grids of electricity from renewable energy generators. If the level of coal prices in the PRC were to drop significantly, a cheaper form of renewable energy were to be discovered and implemented throughout China or government support for hydroelectric power and the reform of on-grid tariff setting were to be withdrawn, we might not realize these increases in tariffs or tariffs may decrease, which could materially adversely affect our future revenues. However, to date we have not experienced a deterioration in our tariffs, and expect the tariff for hydroelectric power in the PRC to continue to increase in the medium-term. For provinces where our tariff is equal or close to that for thermal power, notably in Zhejiang province, we have not experienced a decline in tariffs as the price of electricity is still driven primarily by the cost of generating thermal power. In 2012, we received a RMB0.021 per kilowatt hour tariff increase for Banzhu, Wangkeng, Dongguan, Qianling and Jinjiu which are located in Fujian province and an effective annual increase of 17% of Dazhaihe which is located in Yunnan province and received seasonly adjusted tariff rates. This is unlikely to diminish in the near-term given the high cost of transporting coal within China to thermal power projects, the built up losses at these thermal power projects, the timing difference between the setting of power tariffs and the fluctuation of coal prices and the PRC government’s desire to maintain pricing stability.

We believe in Yunnan and Sichuan provinces, where the price for hydropower is well below that for thermal power, the price for hydropower will increase in the near-term and medium-term through the policy drive to bring electricity to the rural areas where our hydroelectric power projects are located. As mentioned above, one of our projects in Yunnan Province, Dazhaihe, received a tariff increase in 2012.

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

In the years ended December 31, 2010, 2011 and 2012, the effective tariff of electricity sold by us was RMB0.34 per kWh, RMB0.30 per kWh and RMB0.33 per kWh, respectively. The effective tariff for electricity sold in the year ended December 31, 2011 was lower than that in the year ended December 31, 2010 because in 2011, 30.7%, 40.3% and 27.9% of the electricity sold and 45.7%, 24.8% and 28.5% of the gross revenue were derived from our hydroelectric power projects in Zhejiang, Yunnan and Fujian provinces, respectively, where the average effective tariff was RMB0.45, RMB0.19 and RMB0.31 respectively, while in 2010, 42.8%, 26.7% and 29.2% of the electricity sold and 55.1%, 14.8% and 29.0% of the gross revenue resulted from our hydroelectric power projects located in Zhejiang, Yunnan and Fujian provinces, respectively, where the average effective tariff was RMB0.43, RMB0.19 and RMB0.34, respectively. The effective tariff for electricity sold in the year ended December 31, 2012 was slightly higher than that in the year ended December 31, 2011 because in 2012, 35.1%, 28.5% and 35.6% of the electricity sold and 47.7%,15.4% and 36.2% of the gross revenue were derived from our hydroelectric power projects in Zhejiang, Yunnan and Fujian provinces, respectively, where the average effective tariff was RMB0.45, RMB0.18 and RMB0.34, respectively. The effective tariff of 2012 is higher than 2011 is also partially because five projects in Fujian Province and one project in Yunnan Province received tariff increase in 2012. The tariffs for our power dispatched are set through power purchase agreements with the grids to which our hydroelectric power projects are connected, and generally have terms of one to five years. We do not expect there to be any disruption in the service to the local power grid or any impact on our future revenues or liquidity regardless of the term of our agreements. If we should be unable to renegotiate a power purchase agreement with the local grid, the possibility of which we currently consider to be low due to a shortage of electricity generating capacity in the PRC, it is possible we would not be able to obtain alternative customers for the power generated by the hydroelectric power project, as only one grid is available to each hydroelectric power project and there are no neighboring industrial sites ready to take up the power. Furthermore, even if we do renegotiate a power purchase agreement for the hydroelectric power project, it may be at a lower tariff or for lower volumes of power than what was in place previously. The realization of any of the outcomes described above could materially and adversely reduce our revenues and our results of operations and net cash used in operating activities could be materially and adversely affected.

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

Hydrological conditions and resultant precipitation levels vary significantly from year to year, and as such, it is typical for hydroelectric power projects to experience up to a 20.0% or greater variance in their effective utilization rates each year. In the geographical areas our plants are located, overall precipitation in 2012 was significantly above historically average, while precipitation was significantly below historically average in 2011. We cannot predict with certainty hydrological conditions for 2013 or any other future periods. We expect our revenues will continue to be directly impacted by the hydrological conditions at our plants.

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

Depreciation

The primary component of our cost of revenues is depreciation of property, plant and equipment. As a result, the actual cash portion of cost of revenues is low. Our depreciation expense for 2010 was $14.4 million out of a total cost of revenues of $22.7 million from continuing operations. Our depreciation expense for 2011 was $20.5 million out of a total cost of revenues of $31.3 million from continuing operations while our depreciation expense for 2012 was $21.4 million out of a total cost of revenues of $35.8 million from continuing operations. Unlike other renewable energy generation systems, hydroelectric power projects may operate for decades if properly maintained. In accordance with U.S. GAAP, we depreciate the machinery at our plants over a 1-30 year period, the dams and reservoirs over a 30-49 year period and the buildings over an 8-50 year period, all on a straight line basis. For property, plant and equipment acquired through a business combination, depreciation is recorded on a straight-line basis over their respective remaining estimated useful lives.

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

Our financial instruments include cash and cash equivalents, accounts receivable, notes receivable, certain other current assets, accounts payable, certain other liabilities, short-term loans, long-term loans, convertible redeemable preferred shares and warrants. The carrying values of these financial instruments, other than long-term loans, convertible redeemable preferred shares, and warrants approximate their fair values due to their short-term maturities. The convertible redeemable preferred shares were initially recorded at issue price net of issuance costs. We recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the convertible redeemable preferred shares to equal the redemption value at the end of each reporting period. All of the convertible redeemable preferred shares were automatically converted into ordinary shares on the date of IPO. In 2011, some terms of the warrants issued to certain warrant holders, which were previously classified as equity upon the IPO closing, were amended (“Amended Warrants”) and rendered the warrants the nature of derivative liabilities which should be presented as liabilities at fair value as determined on the amendment date. These amended warrants are adjusted to the fair-value at each reporting date. The warrants issued in connection with the convertible redeemable preferred shares were recorded as a liability at fair value as determined on the day of issuance and subsequently adjusted to the fair value at each reporting date. Upon the closing of our IPO on January 25, 2010, these warrants were reclassified from a liability to equity at the fair value immediately prior to such reclassification. With the assistance of independent third party valuation firms, we determined the fair values of the convertible notes and related derivative financial liability, convertible redeemable preferred shares and warrants. The carrying values of long-term loans approximate their fair values due to the fact that the interest rates on these loans are reset each year based on prevailing market interest rates.

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

Our subsidiaries are subject to value-added tax (“VAT”) on the revenues earned in the PRC. The applicable rate of VAT is 6% for small hydroelectric power projects with a total installed capacity of 50.0 MW or less and 17% for large hydroelectric power projects with a total installed capacity of over 50 MW. For the year ended December 31, 2010, 2011 and 2012, the VAT rate of 17% was applied to the hydroelectric power projects of Banzhu and Wangkeng, 6% was applied to the rest of the hydroelectric power projects we owned at that time period. VAT on revenues earned from the sale of electricity by us to our customers for the years ended December 31, 2010, 2011 and 2012 were $5.7 million, $4.6 million and $7.4 million, respectively. We have recognized revenues net of VAT in the consolidated statements of comprehensive income.

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

For the year ended December 31, 2012, we adopted ASU No. 2011-08 (“ASU 2011-08”), Intangible-Goodwill and other (ASC 350), pursuant to which we have the option to first assess qualitative factors to determine whether it is necessary to perform two-step test. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

The performance of the quantitative impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined through the income approach by computing the future discounted cash flows expected to be generated by the reporting unit and is dependent on a number of significant entity specific assumptions, including plant utilization rate, electricity sales volumes and tariffs, costs of production, capital expenditures, working capital changes and the discount rate. The discount rate is commensurate with the risk inherent in the projected cash flows and reflects the rate of return required by an investor in the current economic conditions. For reporting units to be disposed of subsequent to the reporting date, the market approach is used where estimates of prices reasonably expected to be realized from the sale of the reporting units are used to determine the fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it is less, we would then recognize an impairment loss. All of goodwill on our balance sheet related to the acquisition of our power projects. In 2011, we continued to experience significant decline in our stock price. As a result, our company stock price closed at $1.14 per ADS on December 30, 2011, the last trading date of 2011, representing a 84.2% decline from $7.21 per ADS on January 3, 2011, the first trading date of 2011. The circumstances prompted management to evaluate and test the fair value of our assets against its carrying amount in accordance with US GAAP. We concluded that the carrying amount of its acquired projects mentioned above was higher than their fair value and consequently recorded a one-time goodwill impairment charge of $4.2 million, $1.1 million and $6.1 million, respectively, for Xiaopengzu, Xineng, Jinling and its subsidies during the last quarter of 2011, the goodwill impairment attributable to our shareholders is $9.8 million. In 2012, we performed impairment test at the end of the year and no additional goodwill impairment charge was recognized.

Intangible assets are carried at cost less accumulated amortization. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets. In connection with the acquisition of Binglangjiang in 2007, we acquired a legal right to expand and operate the Binglangjiang II plant. The development rights allow us to expand the power generation capacity of Binglangjiang by utilizing the existing water dam of Binglangjiang, which have an estimated useful life of 30 years. We completed construction of the Binglangjiang II hydroelectric power project in August 2009. In connection with the acquisition of Yuanping in October 2008, we acquired a contractual right to use water from the dam and reservoir of the Jinzaoqiao station, which has an estimated useful life of 40 years. As we entered into an Equity Purchase and Sale Agreement to sell Yuanping in December 2011, the contractual right to use water from the dam and reservoir of the Jinzaoqiao station was reclassified as part of the assets held for sale. On August 12, 2009, Yuheng acquired a contractual right to use water from the dam and reservoir of Wangquan Power Generation Co., Ltd., the term of which is 30 years. In 2012, both Yuanping and Yuheng were disposed and their water use right were derecognized accordingly. In connection with the acquisition of Jinling, we acquired a right to use the dam of the Dongguan hydropower project which has a useful life of 40 years. We recognized the fair value of $1,759,000 for the dam use right as a separate intangible asset apart from goodwill. The estimated useful life of the dam use right of Dongguan is 40 years.

We review and adjust the carrying value of the intangible assets if the facts and circumstances suggest the intangible assets may be impaired. We assess and concluded that there was no impairment for intangible assets in any of the periods presented.

Impairment of long-lived assets

We evaluate our long-lived assets, including property, plant and equipment, land use right and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall. When these events occur, we assess the recoverability of long-lived assets by comparing the carrying amount of the assets to the expected future undiscounted cash flows resulting from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. As of December 31, 2011, we recognized impairment loss of Wuyue’s construction in progress for $11.6 million. The impairment loss attributable to our shareholders is $5.0 million.

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

The sale of Yuanping in December 2011 which was completed in March 2012 met all of the preceding requirements. Accordingly, the assets were classified as held for sale as of December 31, 2011.

Discontinued operations

We evaluate the criteria in accordance with ASC sub-topic 205-20, Presentation of Financial Statements: Discontinued Operations, to determine whether long-lived assets held for sale should be reported as a discontinued operation. When the following two conditions are met, the component’s results of operations are reported as a discontinued operation:

•                  The disposal group must qualify as a component of an entity;

•                  The operations and cash flows of the component have been eliminated from the ongoing operations of the entity as a result of the disposal transaction;

•                  The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

In the accounting period that a disposition occurs is expected, the results of operations for the component must be included in a separate section of statement of comprehensive income after income from continuing operations and before the extraordinary item section. The results of operations must be presented not only for the current year, but for all prior periods, presented with current year statements. Assets and liabilities from discontinued operations for which the disposition has not occurred should not be offset, but should be reported separately as assets and liabilities on the balance sheet. In addition, major classes of assets and liabilities subject to disposition should be reported separately or disclosed in related footnotes.

The sale of Yuanping in December 2011, which was completed in March 2012, met all of the preceding requirements. Accordingly, the results of operations are reported in a separate section of statement of comprehensive income as discontinued operations for both current year and for all prior periods.

On December 31, 2012, although part of considerations of sale of Yuheng has not been received, the handover of control was officially completed on October 31, 2012. Accordingly, the sale of Yuheng in October 2012 met all of the preceding requirements and the results of operations are reported in a separate section of statement of comprehensive income as discontinued operations for both current year and for all prior periods.

Income taxes

We follow the liability method of accounting for income taxes in accordance with ASC sub-topic 740-10 (“ASC 740-10”), Income Taxes: Overall. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, net operating loss and credits carryforwards, using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. We record a valuation allowance against the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in the consolidated statements of comprehensive income in the period that includes the enactment date.

We account for uncertainty in income taxes in accordance with ASC 740-10. Interests and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expenses is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized from the accounting for uncertainty in income taxes is classified in the financial statements as interest expenses, while penalties recognized from the accounting for uncertainty in income taxes are classified in the financial statements as other expenses.

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

In addition, we have taken into account the discount for lack of marketability of our shares in the valuation to reflect the fact that we were a private company. We quantified the discount for lack of marketability, or DLOM, using the option-pricing method. This method treats the right to sell a company’s shares freely before a liquidity event as a put option. The more distant the valuation date is from a liquidation event, the higher the put option value and thus the higher the implied DLOM. We obtained and used a DLOM of 13.0% for valuation with respect to our equity value as of December 31, 2007.

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

Upon the closing of the IPO on January 25, 2010, all of the outstanding Series A Preferred Shares were automatically converted into ordinary shares. As a result, pursuant to the preferred shares subscription agreement, the Morgan Joseph Preferred Shares Warrant automatically became a warrant that allows Morgan Joseph to purchase up to 4,606,880 ordinary shares at $3.26 per share and was reclassified from liability to equity and will be subsequently accounted for as such. Up to January 28, 2013, the warrant was fully forfeited as the warrant was not exercised before its expiration on January 28, 2013.

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

In accordance with ASC 718-10, the grant date for the options to employees and non-employees approved by the board of directors was May 1, 2012 (“Option Grant Date”) on which the agreements were signed. We estimated the fair value of our share options at the Option Grant Date using the binomial model, with the assistance of American Appraisal. It should be noted that the binomial model requires the input of highly subjective assumptions, including the expected share price volatility. We use projected volatility rates, which are based upon historical price volatility rates experienced by comparable public companies. Because changes in the subjective input assumptions can materially affect the fair value estimate, in our management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our share options. Changes in our estimates and assumptions regarding the expected volatility and fair value of our ordinary shares, for example, could significantly impact the estimated fair value of our share options and, as a result, our net income and net income attributable to holders of our ordinary shares.

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

The DCF method involved applying appropriate discount rates to future free cash flows that are based on five-year financial projections developed by us. The major assumptions used in deriving the financial projections were consistent with our business plan at the time of the valuation. In deriving the discount rates used in the DCF method, we considered the weighted average cost of capital, or WACC, applicable to us as well. The WACC we used was 10.0% for the valuation with respect to our equity value as of the Option Grant Date.

In addition, we have taken into account the discount for lack of marketability of our shares in the valuation to reflect the fact that we are a private company. We adopted a DLOM of 10.0% for valuation with respect to our equity value as of the Option Grant Date.

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

The estimated fair value of our ordinary shares at the Option Grant Date of March 4, 2009 was $2.08. Based on the initial public offering price of $4.93 per ordinary share, we have determined that the intrinsic value of the outstanding options as of December 31, 2009 was nil. Although it is reasonable to expect that the completion of the initial public offering should increase the value of our ordinary shares because of their increased liquidity and marketability, we believe that the added value cannot be measured with precision or certainty.

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

On May 1, 2012, the Board approved the grant of 9,929,998 share options and 50,000 options to the employees and a consultant of the Group, respectively, at an exercise price of US$0.62 with a contractual life of five years. The fair value of the options at the Option Grant Date was estimated using a binomial option pricing model.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. Stamp duty may be payable on certain instruments if they are executed, retained or adjudicated in the Cayman Islands.

Enterprise Income Tax

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. Our PRC subsidiaries are subject to income tax at 25% unless otherwise specified.

Pursuant to GuoShuiFa [2002] No. 47 and CaiShui [2011] No. 58, our PRC subsidiaries which are located in the Western region of the PRC and engaged in hydroelectric power activities are entitled to the preferential tax rate of 15% from 2001 to 2020 and 2-year income tax exemption followed by 3-year 50% income tax reduction (the “2+3 tax holiday”), respectively. For a domestic enterprise, the 2+3 tax holiday starts from its commencement of business operation. For a foreign investment enterprise, the 2+3 tax holiday starts from its first profit-making year from income tax perspective. Accordingly, our PRC subsidiaries are currently subject to the following tax preferential treatments:

(i)            Binglangjiang and Husahe are subject to income tax at 15% from 2010 to 2020;

(ii)                                  Liyuan and Hengda were subject to income tax at 7.5% for 2010 and 2011, and are subject to income tax at 15% from 2012 to 2020;

(iii)                               Xineng and Xiaopengzu were tax exempted for 2010, and are subject to income tax at 7.5% from 2011 to 2013, and at 15% from 2014 to 2020; and

(iv)                              Based on the local tax authority’s approvals, Dazhaihe was tax exempted for 2010, and is subject to income tax at 7.5% for 2011, at 12.5% for 2012 and 2013, and at 15% from 2014 to 2020.

Further, Banzhu, being a foreign invested production-type enterprise, was entitled to a 2+3 tax holiday which is grandfathered under the prevailing PRC Enterprise Income Tax Law and its relevant regulations. As such, Banzhu is subject to income tax at 12.5% from 2010 to 2012.

Value Added Tax

In accordance with the relevant tax laws in China, all entities engaged in the sale of goods within the territory of China are required to pay VAT. Pursuant to applicable regulations prior to January 1, 2009, hydroelectric power projects under 50.0 MW of installed capacity are subject to a VAT of 6%, while larger hydroelectric power projects are subject to a VAT of 17%; however, in one province the higher VAT rate of 17% is applied on an exception basis to two of our hydroelectric power projects under 50.0 MW in size. Our tariffs are set gross of VAT and our revenues are reported net of VAT.

Urban Maintenance & Construction Tax and Education Surcharges

In accordance with relevant PRC regulations, an urban maintenance and construction tax and education surcharges will be imposed on foreign-invested enterprises, foreign enterprises, and foreign individuals in respect of value-added tax, consumption tax and business tax payable on and after December 1, 2010. The urban maintenance and construction tax and education surcharges are calculated as a percentage of the value-added tax, consumption tax and business tax due. The education surcharges are levied at a unified rate at 3%, while the rates for the urban maintenance and construction tax differ depending on the location of the taxpayer: (i) 7% for taxpayers located in a city; (ii) 5% for taxpayers located in a county and town area; and (iii) 1% for taxpayers located in other regions.

Results of Operations of Our Company

Our consolidated results of operations are summarized below in thousands of U.S. dollars.

	For the Year Ended December 31,
	2010	2011	2012
Continuing operations:
Revenues	58,158	54,597	85,388
Cost of revenues	(22,653)	(31,314)	(35,795)
Gross profit	35,505	23,283	49,593
% of revenue	61%	43%	58%
Operating expenses
General and administrative expenses	(19,166)	(28,896)	(20,348)
Impairment loss on goodwill	—	(11,388)	—
Impairment loss on long-lived assets	—	(11,590)	—
Operating (loss) income	16,339	(28,591)	29,245
% of revenue	28%	-52%	34%
Interest income	798	101	84
Interest expense	(13,855)	(24,757)	(28,070)
Change in fair value of warrant liabilities	365	951	(399)
Exchange gain/(loss)	(855)	(851)	28
Other (loss) income, net	166	(334)	507
(Loss) income before income tax expenses	2,958	(53,481)	1,395
Income tax expense	(3,208)	(1,527)	(6,451)
Net loss from continuing operations	(250)	(55,008)	(5,056)
% of revenue	0%	-101%	-6%
Net income (loss) net of income tax (expense) benefits from discontinued operations	4,235	(282)	3,907
Less:
Net (loss) income attributable to noncontrolling interest	(243)	9,901	(94)
Net (loss) income attributable to China Hydroelectric Corporation shareholders	3,742	(45,389)	(1,243)
-Continuing operations	(493)	(45,107)	(5,150)
-Discontinued operations	4,235	(282)	3,907

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

The power grids make monthly payments for our power delivered 30 to 60 days after month end. In 2010, 2011 and 2012 we sold our electricity to seven, ten and nine power grids as a result of our acquisitions in Yunnan and Fujian provinces, respectively. Any deterioration in our relationship with any of these grids, or in their financial condition could result in a material credit risk to our company and have a materially adverse effect on our financial condition and results of operations. The table below sets forth the percentage of our revenues from continuing operations derived from sales to each of these power grids for the year ended December 31, 2010, 2011 and 2012.

	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
	% of Revenues from continuing operations
Yunnan Nujiang Electric Power Co., Ltd.	1	8	5
Yunnan Dehong Electric Power Co., Ltd.	11	13	6
Yunnan Power Grid Company, Ltd.	3	4	3
Sichuan Cangxi Electric Power Co., Ltd.	1	1	1
Lishui Electric Power Bureau	56	46	49
Fujian Electric Power Co., Ltd.	28	17	22
Yunnan Honghe electric Power Co., Ltd.	—	1	1
Shaowu Electric Power Bureau	—	8	9
Nanping electric Power Bureau	—	2	4
Total	100	100	100

Before we acquired the remaining 50.0% of the equity interest in Shapulong in August 2009, our investment in Shapulong was accounted for using the equity method of accounting under Accounting Standard Codification subtopic ASC 323-10, Investments—Equity Method and Joint Ventures: Overall, and included as an investment in equity investees on our balance sheet. Under the equity method, our proportionate share of Shapulong’s net income or loss is included as share of income or losses, as applicable, in equity investees in our statement of comprehensive income. Accordingly, Shapulong’s results of operations are not reflected in our consolidated results of operations other than as a share of income or losses, as applicable, in equity investees in our consolidated statement of comprehensive income before August 2009. Shapulong became our wholly-owned subsidiary in August and its results of operations after the acquisition are reflected in our consolidated results of operations.

In discussing our revenues, we have included information relating to (i) the effective tariff for electricity sold in the years ended December 31, 2010, 2011 and 2012, (ii) the effective utilization rate(s) for our hydroelectric power projects by province in the years ended December 31, 2010, 2011 and 2012, and (iii) the weighted average effective utilization rate for our hydroelectric power projects for both the years ended December 31, 2010, 2011 and 2012 from continuing operations.

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

EBITDA, as adjusted

We have included earnings before interest, taxes, depreciation and amortization and certain non-cash charges, which we refer to as EBITDA, as adjusted, a non-GAAP financial measure, on a consolidated basis in this annual report. We had EBITDA, as adjusted, attributable to China Hydroelectric Corporation shareholders of $42.8 million, $31.5 million and $58.5 million in the year ended December 31, 2010, 2011 and 2012, respectively.

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

A reconciliation of EBITDA, as adjusted, to our net income (loss) in thousands of U.S. dollars is provided below:

	For the Year Ended December 31,
	2010	2011	2012
Net (loss) income attributable to China Hydroelectric Corporation shareholders	3,742	(45,389)	(1,243)
Interest expense, net	13,058	23,710	27,145
Other non-cash charges, including exchange loss and change in fair value of warrant liabilities and share-based compensation expense	4,105	10,379	537
Income tax expense	3,208	1,556	6,295
Interest expense, Income tax expense, depreciation and amortization related to discontinued operations	2,961	3,974	2,743
Impairment loss on long-lived assets	—	4,984	—
Impairment loss on goodwill	—	9,795	—
Provision for impairment allowance for doubtful accounts on amount due from related party and prepayments and other current assets	—	1,256	792
Depreciation of property, plant and equipment, and amortization of land use rights and intangible assets	15,714	21,225	22,222
EBITDA, attributable to China Hydroelectric shareholders, as adjusted	42,788	31,490	58,491

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

In January 2011, we acquired the remaining 10.0% equity interest in Pingnan County Wangkeng Hydroelectric Co., Ltd. In April 2011, we acquired Dazhaihe hydroelectric power project. In December 2011, we sold Yuanping hydroelectric power project and the disposal date of Yuanping was March 2, 2012, which was the date we lost effective control over Yuanping. The sale transaction was completed on the same date. In October 2012, we signed a Share Transfer Agreement to sell Yuheng hydroelectric power project and the disposal date of Yuheng was October 31, 2012, which was the date we lost effective control over Yuheng. The sale transaction is expected to complete in April, 2013.

Our results of operations for the year ended December 31, 2011 reflect the results of operations during the period for which Dazhaihe hydroelectric power project was consolidated in our financial statements.

Our results of operations for the year ended December 31, 2012 reflect the results of operations of Dazhaihe hydroelectric power project for the whole year of 2012, and the results of operations of Yuanping and Yuheng from January 1, 2012 to their respective disposal dates.

Revenues, Cost of Revenues and Gross Profit

Our revenues from continuing operations increased by $30.8 million, or 56.4%, to $85.4 million in the year ended December 31, 2012, compared to revenues from continuing operations of $54.6 million in the year ended December 31, 2011. The increase in revenues was primarily attributable to the better than average hydrological conditions in Zhejiang and Fujian provinces and a higher effective tariff rate due to the tariff increases at the projects in Fujian and Yunan projects.

We sold 1,768.0 million and 1,262.3 million kilowatt hours of electricity in the years ended December 31, 2012 and 2011, respectively.

The effective tariff of electricity sold by us in the years ended December 31, 2011 and 2012 was RMB0.30 per kWh and RMB0.33 per kWh, respectively. The effective tariff in the year ended December 31, 2012 was higher than that in the year ended December 31, 2011 because in 2011, 30.7%, 40.3% and 27.9% of the electricity sold and 45.7%, 24.8% and 28.5% of the gross revenue resulted from our hydroelectric power projects located in Zhejiang province, Yunnan province and Fujian province, respectively, where the average effective tariff was RMB0.45, RMB0.19 and RMB0.31, respectively, while in 2012, 35.1%, 28.5% and 35.6% of the electricity sold and 47.7%, 15.4% and 36.2% of the gross revenue resulted from our hydroelectric power projects located in Zhejiang province, Yunnan province and Fujian province, respectively, where the average effective tariff was RMB0.45, RMB0.18 and RMB0.34 respectively. Moreover, another reason that the effective tariff of 2012 is higher than 2011 is because five projects in Fujian Province and one project in Yunnan Province received tariff increase in 2012.

The effective utilization rate for the year ended December 31, 2012 for our hydroelectric power projects located in Sichuan, Yunnan, Zhejiang and Fujian provinces was 19.5%, 33.2%, 36.7% and 51.0%, respectively, compared to 12.5%, 34.4%, 23.0% and 28.7%, respectively, in 2011. In general, year over year comparisons plus or minus 5% during periods of normal equipment availability are attributed to natural fluctuation in precipitation and water flows. The increase of 13.7% and 22.3% in utilization in 2012 for the facilities located in Zhejiang and Fujian, respectively, is attributable to the favorable precipitation in these regions in 2012. As a result of the forgoing factors, the effective utilization rate for our entire portfolio of hydroelectric power projects was 39.2% in 2012, compared to 28.1% in 2011.

Our cost of revenues from continuing operations consist primarily of depreciation, as well as salaries and benefits for staff employed at our hydroelectric power projects, water resource fees, water reservoir fund, non-capitalized maintenance and repair expenses, amortization expenses relating to water use rights and other operating costs directly attributable to the production of electricity. The total cost of revenues from continuing operations increased by $4.5 million, or 14.4%, to $35.8 million in the year ended December 31, 2012, compared to $31.3 million in the year ended December 31, 2011. In 2011, the cost of depreciation and amortization, employee salaries and benefits, and water resource fees accounted for 69.0%, 10.1%, and 3.9%, respectively, of the total cost of revenues, compared to 63.1%, 11.1%, and 5.3%, respectively, in 2012. We expect depreciation to continue to account for a high percentage of our cost of revenues since all our hydroelectric power projects are capital intensive.

As a result of the foregoing factors, our gross profit from continuing operations in the year ended December 31, 2012 was $49.6 million, an increase of $26.3 million from $23.3 million for the year ended December 31, 2011. Gross profit margin from continuing operations was 58.1% for the year ended December 31, 2012, compared to 42.7% for the year ended December 31, 2011. The higher gross profit and margin from continuing operations in the year ended December 31, 2012 compared to the prior year were principally attributable to higher revenues from continuing operations due to hydrological conditions.

Operating Expenses

Our operating expenses from continuing operations for the years ended December 31, 2011 and 2012 consisted of general and administrative expenses incurred at both the project level and at the corporate level, and principally consist of salaries and benefits, professional fees, non-cash employee stock option expenses, rent, travel expenses, office supplies, acquisition related expenses, and other costs related to the management, expansion of our business and impairment loss of long-lived assets and goodwill for the year ended December 31, 2011. Operating expenses from continuing operations decreased by $31.6 million, or 60.9%, to $20.3 million in the year ended December 31, 2012, compared to $51.9 million in the year ended December 31, 2011 for the reasons described below.

General and administrative expenses from continuing operations incurred at the hydroelectric power project level principally consist of salaries and travel expenses which increased from $6.3 million in the year ended December 31, 2011 to $8.8 million in the year ended December 31, 2012, principally attributable to the audit fee of $1.9 million recorded at the project level instead of at the corporate level, as well as the $0.4 million salaries and benefits recorded by Wuyue project in 2012. Wuyue is a standstill project and its construction-in-progress was fully recognized asset impairment in 2011. The salaries and welfares occurred in 2012 in connection with this project were recorded in general and administrative expenses due to the ongoing arbitration proceeding with the employees hired for this project.

General and administrative expenses from continuing operations at the corporate level decreased by $11.1 million from $22.6 million in the year ended December 31, 2011 to $11.5 million in the year ended December 31, 2012. This decrease resulted from a decrease of $10.3 million in share-based compensation expense, from $10.5 million in the year ended December 31, 2011 to $0.2 million in the year ended December 31, 2012, due to the one-time amortization of the remaining share-based compensation cost associated with the stock options granted prior to 2010 in connection to the fair value option exchange program in 2011, a decrease of $0.5 million for employee salaries and benefits, a decrease of $2.6 million for professional fees and a decrease of $1.1 million for other expenses, offset by the non-recurring Extraodinary General Meeting of shareholders (“EGM”) related counsel fee of $1.6 million and termination costs of $1.8 million to John Kuhns and Mary Fellows, our former senior management.

Of the $11.5 million in corporate level general and administrative expenses in the year ended December 31, 2012, share-based compensation expenses of $0.2 million accounted for 1.7%, employee salaries and benefits of $4.3 million accounted for 37.4%, non-recurring EGM related costs and termination costs of $3.4 million accounted for 29.6%, while professional fees of $0.5 million, including consulting and legal fees accounted for 4.4%. Other costs, such as travel expenses, lease expenses, acquisition related project expenses, director fees and insurance expenses accounted for the remaining 26.9%. In the year ended December 31, 2011, share-based compensation expenses of $10.5 million accounted for 46.5%, employee salaries and benefits of $4.8 million accounted for 21.2%, while professional fees of $3.1 million, including consulting, legal and auditing fees accounted for 13.7%. Other costs, such as travel expenses, lease expenses, acquisition related project expenses, director fees and insurance expenses accounted for the remaining 18.6%.

In the year ended December 31, 2011, we recorded an impairment loss on long-lived assets of $11.6 million for expenditures for Wuyue pumped storage hydropower project in Henan province previously classified as Construction in Progress on our consolidated balance sheet. Net of noncontrolling interest, the loss attribute to us was $5.0 million. In 2011, we also recorded an impairment loss on goodwill of $4.2 million, $1.1 million and $6.1 million for Xiaopengzu, Xineng, Jinling and its subsidiaries, respectively, due to the significant reduction of our market capitalization since the beginning of 2011.

In the year ended December 31, 2012, no impairment loss was recognized.

Operating Profit (Loss)

Our operating profit from continuing operations was $29.2 million for the year ended December 31, 2012, compared to operating loss from continuing operations of $28.6 million for the year ended December 31, 2011, principally as a result of the effect on revenues from significantly higher than average precipitation during 2012 compared to significantly lower than average precipitation during 2011, the relatively fixed nature of our cost of revenue and decreased general and administrative expenses, as well as the effect of impairment loss on goodwill and long-lived assets and a one-time write off unamortized share-based compensation expense of $6.8 million in 2011 for the reasons described above.

Other Income and Expenses

Our interest expense from continuing operations increased by $3.3 million, or 13.3%, to $28.1 million in the year ended December 31, 2012, compared to $24.8 million in the year ended December 31, 2011. The interest on bank loans increased by $1.6 million to $20.0 million in the year ended December 31, 2012 compared to $18.4 million in the year ended December 31, 2011 primarily due to interest expenses on long-term loans obtained by Binlangjiang, Shapulong, Yingchuan, Ruiyang and Wuliting. Interest penalty to original shareholders of acquired subsidiaries decreased by $1.4 million from $2.5 million for the year ended December 31, 2011 as we paid off such loans in 2012. Interest on loans from unrelated parties increased by $2.2 million from $2.6 million for the year ended December 31, 2011 due to the high refinancing expenses and interest rate. Other interest costs, such as accrued interest on unrecognized tax benefits, bank charges, amortization of debt costs accounted for the remaining $0.9 million increase.

We recorded interest income from continuing operations of $0.1 million and $0.1 million in the years ended December 31, 2011 and 2012, respectively. The decrease in interest income was primarily due to a lower average balance of bank deposits.

We also experienced an exchange loss from continuing operations of $851,000 and a gain of $28,000 for the years ended December 31, 2011 and 2012, respectively.

Income Tax

We incurred income tax expenses from continuing operations of $1.5 million and $6.5 million in the years ended December 31, 2011 and 2012, respectively. We have adopted an income tax return preparation method principally based on tax invoices issued and received. In accordance with applicable PRC income tax laws and regulations, an income tax return should be prepared based on accounting income following certain tax adjustments. As of December 31, 2012, we have recognized total additional income tax provisions of US$1.5 million for unrecognized tax benefits, mainly related to transfer pricing issues and non-deductible expenses. The Group also recognized a decrease of unrecognized tax benefits of US$0.2 million for the change in prior year tax position in 2012. The Group released unrecognized tax benefits of US$0.1 million in 2012 and recognized a decrease of unrecognized tax benefits of US$1.3 million due to the disposal of Yuheng.

Noncontrolling Interest

In the year ended December 31, 2012, we recorded a gain of $0.1 million for the net income attributable to noncontrolling interests relating to Jinling and its subsidiaries, compared to a loss of $9.9 million attributable to noncontrolling interests relating to the impairment of Wuyue project, operation loss and goodwill impairment loss of Jinling and its subsidiaries for the year ended December 31, 2011.

Net Loss from Continuing Operations

The foregoing factors resulted in a net loss from continuing operations of $5.1 million in the year ended December 31, 2012, as compared to a net loss of $55.0 million in the year ended December 31, 2011.

Net Loss Attributable to Ordinary Shareholders

In the year ended December 31, 2012, the net loss from continuing operations attributable to ordinary shareholders was $1.2 million as compared to net loss from continuing operations attributable to ordinary shareholders of $45.4 million in the year ended December 31, 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

In March 2010, we acquired the Husahe hydroelectric power project. In June 2010, we acquired the Hengda hydroelectric power project. In August 2010, we completed the acquisition of the Xineng hydroelectric power project. In September 2010, we acquired the Xiaopengzu hydroelectric power project. In December 2010, we acquired Jinling, the owner of the Jinling hydroelectric power project, Jinling’s 55.0% controlling interest in Shaowu City Jinlong Hydroelectric Co., Ltd., the owner of the Jinlong hydroelectric power project, Jinling’s 74.0% controlling interest in Shaowu City Jintang Hydroelectric Co., Ltd., the owner of the Jintang hydroelectric power project, and Jinling’s 74.0% controlling interest in Shaowu City Jinwei Hydroelectric Co., Ltd., the owner of the Jinwei hydroelectric power project. In January 2011, we acquired the remaining 10.0% equity interest in Pingnan County Wangkeng Hydroelectric Co., Ltd. In April 2011, we acquired Dazhaihe hydroelectric power project. In December 2011, we sold Yuanping hydroelectric power project and the disposal date of Yuanping was March 2, 2012, which was the date we lost effective control over Yuanping. The sale transaction was completed on the same date. Our results of operations for the year ended December 31, 2010 primarily reflect the results of operations during the various periods for which Husahe, Hengda, Xineng, Xiaopengzu, Jinling, Jinlong, Jintang and Jinwei hydroelectric power projects were consolidated in our financial statements.

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

Revenues, Cost of Revenues and Gross Profit

Our revenues from continuing operations decreased by $3.6 million, or 6.2%, to $54.6 million in the year ended December 31, 2011, compared to revenues from continuing operations of $58.2 million in the year ended December 31, 2010. The decrease in revenue was primarily attributable to the net effect of (i) a $4.4 million, or 7.6%, decrease in revenue contributed by projects owned as of December 31, 2010, principally due to the effect of unfavorable hydrological factors in 2011, and (ii) a $0.8 million revenue contribution by the Dazhaihe hydroelectric project acquired in April 2011.

We sold 1,262.3 million and 1,263.7 million kilowatt hours of electricity in the years ended December 31, 2011 and 2010, respectively. In the year ended December 31, 2011, the electricity sold attributable to existing projects as of December 31, 2010 decreased by 33.9 million kWh, or 2.7%, compared to the year ended December 31, 2010, partially offset by the sale of 32.5 million kWh produced by the Dazhaihe hydroelectric power project acquired in April 2011.

The effective tariff of electricity sold by us in the years ended December 31, 2010 and 2011 was RMB0.34 per kWh and RMB0.30 per kWh, respectively. The effective tariff in the year ended December 31, 2011 was lower than that in the year ended December 31, 2010 because in 2010, 42.8%, 26.7% and 29.2% of the electricity sold and 55.1%, 14.8% and 29.0% of the gross revenue resulted from our hydroelectric power projects located in Zhejiang province, Yunnan province and Fujian province, respectively, where the average effective tariff was RMB0.43, RMB0.19 and RMB0.34 respectively, while in 2011, 30.7%, 40.3% and 27.9% of the electricity sold and 45.7%, 24.8% and 28.5% of the gross revenue resulted from our hydroelectric power projects located in Zhejiang province, Yunnan province and Fujian provinces, respectively, where the average effective tariff was RMB0.45, RMB0.19 and RMB0.31, respectively.

The effective utilization rate for the year ended December 31, 2011 for our hydroelectric power projects located in Sichuan, Yunnan, Zhejiang and Fujian provinces was 12.5%, 34.4%, 23.0% and 28.7% respectively, compared to 15.4%, 41.0%, 32.1% and 49.6%, respectively in 2010. In general, year over year comparisons plus or minus 5% during periods of normal equipment availability are attributed to natural fluctuation in precipitation and water flows. Among the newly acquired projects, the utilization rate of Aluhe, Zilenghe and Latudi hydroelectric power projects are relatively low due to the transmission limitation imposed by the local grid. The decrease of 9.1% and 20.9% in utilization between 2011 for the facilities located in Zhejiang and Fujian, respectively, is attributable to the unfavorable precipitation in these regions in 2011. As a result of the forgoing factors, the effective utilization rate for our entire portfolio of hydroelectric power projects was 28.1% in 2011, compared to 37.6% in 2010.

Our cost of revenues from continuing operations consist primarily of depreciation, salaries and benefits for staff employed at our hydroelectric power projects, water resource fees, water reservoir fund, non-capitalized maintenance and repair expenses, amortization expenses relating to water use rights and other operating costs directly attributable to the production of electricity.

The total cost of revenues from continuing operations increased by $8.6 million, or 37.9%, to 31.3 million in the year ended December 31, 2011, compared to $22.7 million in the year ended December 31, 2010. In the year ended December 31, 2011, the cost of revenue included the costs for twenty four hydroelectric power projects we acquired in previous years and one new acquisition made in April 2011 for Dazhaihe. In 2010, the cost of depreciation and amortization, employee salaries and benefits, and water resource fees accounted for 67.7%, 10.9%, and 6.2%, respectively, of the total cost of revenues, compared to 69.0%, 10.1%, and 3.9%, respectively, in 2011. We expect depreciation to continue to account for a high percentage of our cost of revenues since all our hydroelectric power projects are capital intensive.

As a result of the foregoing factors, our gross profit from continuing operations in the year ended December 31, 2011 was $23.3 million, a decrease of $12.2 million from $35.5 million for the year ended December, 31, 2010. Gross profit margin from continuing operations was 42.7% for the year ended December 31, 2011, compared to 61.0% for the year ended December 31, 2010. The lower gross profit and margin from continuing operations in the year ended December 31, 2011 compared to the prior year were principally attributable to lower revenues from continuing operations due to hydrological conditions and the fixed nature of expenses included in cost of revenues from continuing operations, primarily depreciation expense.

Operating Expenses

Our operating expenses from continuing operations for the years ended December 31, 2010 and 2011consisted of general and administrative expenses incurred at both the project level and at the corporate level, and principally consist of salaries and benefits, professional fees, non-cash employee stock option expenses, rent, travel expenses, office supplies, acquisition related expenses, and other costs related to the management, expansion of our business and impairment loss on long-lived assets and goodwill for the year ended December 31, 2011. Operating expenses from continuing operations increased by $32.7 million, or 170.3%, to $51.9 million in the year ended December 31, 2011, compared to $19.2 million in the year ended December 31, 2010 for the reasons described below.

General and administrative expenses from continuing operations incurred at the hydroelectric power project level principally consist of salaries and travel expenses which increased from $3.2 million in the year ended December 31, 2010 to $6.3 million in the year ended December 31, 2011, principally attributable to the eight additional projects acquired during 2010 and the one project acquired in April 2011.

General and administrative expenses from continuing operations at the corporate level increased by $6.6 million from $16.0 million in the year ended December 31, 2010 to $22.6 million in the year ended December31, 2011. This increase resulted from an increase of $6.9 million in share-based compensation expense, from $3.6 million in the year ended December 31, 2010 to $10.5 million in the year ended December 31, 2011, due to the one-time amortization of the remaining share-based compensation cost associated with the stock options granted prior to 2010 in connection to the fair value option exchange program described in Note 27 to the accompanying consolidated financial statements, a decrease of $1.3 million for employee salaries and benefits and an increase of $1.0 million for other expenses.

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

In the year ended December 31, 2011, we recorded an impairment loss on long-lived assets of $11.6 million and an impairment loss on goodwill of $4.2 million, $1.1 million and $6.1 million for Xiaopengzu, Xineng, Jinling and its subsidiaries, respectively, as described above.

In the year ended December 31, 2010, no impairment loss was recognized.

Operating Profit (Loss)

Our operating loss from continuing operations was $28.6 million for the year ended December 31, 2011, compared to operating profit from continuing operations of $16.3 million for the year ended December 31, 2010, principally as a result of the effect on revenues from significantly lower than average precipitation during 2011 compared to significantly higher than average precipitation during 2010, the fixed nature of our cost of revenue and increased general and administrative expenses, as well as the effect of impairment loss on goodwill and long-lived assets and a one-time write off unamortized share-based compensation expense of $6.8 million in 2011 for the reasons described above.

Other Income and Expenses

Our interest expense from continuing operations increased by $10.9 million, or 78.4%, to $24.8 million in the year ended December 31, 2011, compared to $13.9 million in the year ended December 31, 2010. The interest on bank loans increased by $5.3 million to $18.4 million in the year ended December 31, 2011 compared to $13.1 million in the year ended December 31, 2010. Interest penalty to original shareholders of acquired subsidiaries increased by $2.4 million from $0.1 for the year ended December 31, 2010. Interest on loans from unrelated parties increased by $2.6 million from nil for the year ended December 31, 2010. Other interest costs, such as accrued interest on unrecognized tax benefits, bank charges, amortization of debt costs accounted for the remaining $0.6 million increase.

We recorded interest income from continuing operations of $0.8 million and $0.1 million in the years ended December 31, 2010 and 2011, respectively. The decrease in interest income was primarily due to a lower average balance of bank deposits in 2011.

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

Income Tax

We incurred income tax expenses from continuing operations of $3.2 million and $1.5 million in the years ended December 31, 2010 and 2011, respectively. We have adopted an income tax return preparation method principally based on tax invoices issued and received. In accordance with applicable PRC income tax laws and regulations, an income tax return should be prepared based on accounting income following certain tax adjustments. As of December 31, 2011, we have recognized an additional income tax provision of $2.8 million for unrecognized tax benefits which represent the estimated income tax expense we would pay for the year ended December 31, 2011 if our income tax returns had been prepared in accordance with applicable PRC tax laws and regulations. We also recognized a decrease of unrecognized tax benefits of $87,000 related to the deduction for prior year tax positions.

Noncontrolling Interest

In the year ended December 31, 2011, we recorded $9.9 million for the net loss attributable to noncontrolling interests relating to the impairment of Wuyue project, operation loss and goodwill impairment loss of Jinling and its subsidiaries, compared to an income of $0.2 million for the net income attributable to noncontrolling interests relating to Wangkeng in the year ended December 31, 2010.

Net Loss from Continuing Operations

The foregoing factors resulted in a net loss from continuing operations of $55.0 million in the year ended December 31, 2011, as compared to net loss of $0.3 million in the year ended December 31, 2010.

Net (Loss) Income Attributable to Ordinary Shareholders

In the year ended December 31, 2011, the net loss from continuing operations attributable to ordinary shareholders was $45.4 million as compared to net income from continuing operations attributable to ordinary shareholders of $3.7 million in the year ended December 31, 2010.

Geographic Information

We manage our business, in part, through the analysis of electricity demand, hydrological conditions and the existing hydroelectric power markets in the different provinces where we operate. For the year ended December 31, 2012, 2011 and 2010, we operated and managed our business as four operating and reportable geographic segments, namely, the Yunnan province segment, the Sichuan province segment, the Zhejiang province segment and the Fujian province segment.

Our segment information, in thousands of U.S. dollars, for the year ended December 31, 2012 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	13,460	598	41,616	29,714	—	—	85,388
Cost of revenues	(8,540)	(689)	(16,978)	(13,133)	—	3,545	(35,795)
General and administrative expenses including share-based compensation expense of US$166	(2,108)	(269)	(2,569)	(3,413)	(11,989)	—	(20,348)
Interest income	236	121	838	1,713	3	(2,827)	84
Interest expense	(9,039)	(260)	(10,550)	(10,787)	(247)	2,813	(28,070)
Change in fair value of warrant liabilities	—	—	—	—	(399)	—	(399)
Exchange (loss) gain	—	—	—	(1)	29	—	28
Other (loss) income, net	136	22	(81)	420	3,736	(3,726)	507
Income tax (expense) benefit	72	(5)	(3,831)	(2,480)	(207)	—	(6,451)
Net (loss) income from continuing operations	(5,783)	(482)	8,445	2,033	(9,074)	(195)	(5,056)
Income from discontinued operations (net of income tax expenses of US$399)	—	—	—	959	—	181	1,140
Gain on disposal of discontinued operations (net of income tax expenses of US$959)	—	—	—	—	2,767	—	2,767
Net income for the year from discontinued operation	—	—	—	959	2,767	181	3,907
Net (loss) income	(5,783)	(482)	8,445	2,992	(6,307)	(14)	(1,149)
Net loss attributable to noncontrolling interests	—	—	—	(94)	—	—	(94)
Net (loss) income attributable to China Hydroelectric Corporation shareholders	(5,783)	(482)	8,445	2,898	(6,307)	(14)	(1,243)
Total assets	192,843	22,790	344,923	289,702	426,518	(522,460)	754,316
Total liabilities	(131,872)	(8,092)	(145,312)	(129,627)	(27,799)	80,901	(361,801)
Capital expenditures	877	1,384	3,973	1,305	15	(58)	7,496
Depreciation and amortization expenses	5,546	477	10,136	6,767	142	—	23,068

Unallocated general and administrative expenses of $12.0 million for the year ended December 31, 2012 related primarily to various administrative costs associated with supporting the operations of our existing hydropower plants.

Unallocated other income, net for the year ended December 31, 2012 mainly consisted of administrative charges levied by the Beijing corporate operation on our operating subsidiaries.

Our segment information, in thousands of U.S. dollars, for the year ended December 31, 2011 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	13,806	555	25,382	14,854	—	—	54,597
Cost of revenues	(8,349)	(568)	(15,034)	(10,874)	—	3,511	(31,314)
General and administrative expenses including share-based compensation expense of US$10,479	(1,519)	(86)	(1,148)	(2,276)	(23,867)	—	(28,896)
Impairment loss on goodwill	(5,260)	—	—	(6,128)	—	—	(11,388)
Impairment loss on long-lived assets	—	—	—	—	(11,601)	11	(11,590)
Interest income	180	10	128	1,709	66	(1,992)	101
Interest expense	(8,468)	—	(8,565)	(9,669)	(73)	2,018	(24,757)
Change in fair value of warrant liabilities	—	—	—	—	951	—	951
Exchange loss	(28)	—	—	(244)	(579)	—	(851)
Other (loss) income, net	(285)	—	(36)	(158)	4,033	(3,888)	(334)
Income tax (expense) benefit	(142)	5	(843)	115	(662)	—	(1,527)
Net loss from continuing operations	(10,065)	(84)	(116)	(12,671)	(31,732)	(340)	(55,008)
Loss from discontinued operations (net of income tax expenses of US$101)	—	—	—	(631)	—	349	(282)
Net loss for the year from discontinued operation	—	—	—	(631)	—	349	(282)
Net (loss) income	(10,065)	(84)	(116)	(13,302)	(31,732)	9	(55,290)
Net loss attributable to noncontrolling interests	—	—	—	2,546	7,355	—	9,901
Net (loss) income attributable to China Hydroelectric Corporation shareholders	(10,065)	(84)	(116)	(10,756)	(24,377)	9	(45,389)
Total assets	200,681	15,896	318,616	374,296	421,650	(516,224)	814,915
Total liabilities	(133,670)	(753)	(138,688)	(185,330)	(20,498)	58,902	(420,037)
Capital expenditures	1,763	1,128	3,031	645	970	(5)	7,532
Depreciation and amortization expenses	5,181	344	9,837	6,569	115	—	22,046

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

Our segment information, in thousands of dollars, for the year ended December 31, 2010 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	8,822	660	32,959	15,718	(1)	—	58,158
Cost of revenues	(4,059)	(597)	(14,414)	(6,002)	1	2,418	(22,653)
General and administrative expenses including share-based compensation expense of US$3,615	(605)	(148)	(1,319)	(1,054)	(16,040)	—	(19,166)
Interest income	9	16	8	727	557	(519)	798
Interest expense	(2,945)	—	(7,493)	(3,887)	(49)	519	(13,855)
Change in fair value of warrant liabilities	—	—	—	—	365	—	365
Exchange loss	—	—	—	(452)	(403)	—	(855)
Other (loss) income, net	(4)	29	(133)	(22)	3,087	(2,791)	166
Income tax expense (benefit)	204	1	(2,138)	(1,192)	(83)	—	(3,208)
Net income (loss) from continuing operations	1,422	(39)	7,470	3,836	(12,566)	(373)	(250)
Income from discontinued operations (net of income tax expenses of US$152)	—	—	—	3,862	—	373	4,235
Net income for the year from discontinued operation	—	—	—	3,862	—	373	4,235
Net income (loss)	1,422	(39)	7,470	7,698	(12,566)	—	3,985
Net income attributable to noncontrolling interests	—	—	—	(243)	—	—	(243)
Net income (loss) attributable to China Hydroelectric Corporation shareholders	1,422	(39)	7,470	7,455	(12,566)	—	3,742
Total assets	183,888	14,910	305,927	396,388	435,361	(506,018)	830,456
Total liabilities	(117,138)	(420)	(138,055)	(202,276)	(20,578)	64,994	(413,473)
Capital expenditures	879	569	250	317	1,380	—	3,395
Depreciation and amortization expenses	2,660	373	9,392	3,153	92	—	15,670

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

Recently Issued Accounting Standards

In July 2012, the FASB issued ASU No. 2012-02 (“ASU 2012-02”), Intangibles—Goodwill and Other (“Topic 350”), which is intended to reduce the cost and complexity of performing the impairment test for indefinite-lived intangible assets other than goodwill by providing entities an option to perform a qualitative assessment to determine whether further quantitative impairment testing is necessary. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that an indefinite lived intangible asset is impaired, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We are currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In February 2013, the FASB issued ASU No. 2013-02 (“ASU 2013-02”), Comprehensive Income (“Topic 220”), which is intended to improve the reporting of reclassifications out of accumulated other comprehensive income by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under US GAAP to be reclassified in its entirety to net income. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (for example, inventory) instead of directly to income or expense in the same reporting period. This standard is effective for fiscal years beginning after December 15, 2012, with early adoption permitted. We are currently evaluating the impact on its consolidated financial statements of adopting this guidance.

B. Liquidity and Capital Resources

As of December 31, 2012, we had a working capital deficiency of approximately $81.0 million. Due to our working capital deficiency, our independent registered public accountant has stated in its report dated April 18, 2013 with respect to our financial statements as of and for the year ended December 31, 2012 that these circumstances raise substantial doubt about our ability to continue as a going concern. We regularly raise funds through various means, such as new borrowings from banks and other non-financial institutions. New borrowings are used for multiple purposes, such as daily operating liquidity, to fund new projects or acquisitions, and to refinance existing short-term loans into longer-term debt. Over the course of 2012, we reduced the working capital deficiency by 42% to $81.0 million as of December 31, 2012, from $138.7 million as of December 31, 2011. In 2012, we raised $121.8 million through borrowings from banks and other institutions. In addition, we generated consideration of RMB 279.0 million ($44.3 million) by entering a Share Transfer Agreement with a third party to sell Yuheng, a 30 megawatt project located in Fujian province. The consideration includes assumption of debt by the purchaser. Improvements in cash flow improved during 2012 are also due to the favorable revenue effect of above-average precipitation, and the cost reduction efforts initiated in the fourth quarter of 2012.

Investors should still expect us to have a working capital deficit in the foreseeable future, due to the use of leverage to finance the construction and acquisition of hydroelectric projects.

Historically, we have relied on the ready availability of credit in China to fund its operations and expansion. Commencing in 2011 and extending into early 2012, our ability to obtain financing from its principal lenders in China was constrained by restrictions on bank lending imposed by the PRC central government in an effort to contain inflation. We are currently in various stages of negotiations with a number of financial institutions that could provide refinancing packages to extend the duration of our debt obligations.

Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Management remains confident in our ability to secure capital in order to fund our liquidity needs, debt obligations and growth plans, but obtaining financing cannot be guaranteed. In the event that we fail to raise funds sufficient to meet our liquidity needs, we may be forced to substantially curtail our operations or otherwise take measures that would materially and adversely affect our current operations and business prospects.

Our Consolidated Cash Flow

Our operations have primarily been financed by cash flows from operating activities and long-term and short-term loans, issuance of shares upon partial exercise of warrants by Vicis Capital Master Fund and the sale of certain assets, as well as by our initial public offering in January 2010. Our long-term and short-term loans outstanding as of December 31, 2012 were $248.5 million and $21.7 million, respectively. Our short-term and long-term loans are typically secured by pledges of the property, plant and equipment and future electricity sales of the respective entities and/or guaranteed by third parties and with principal repayment date between 2013 and 2027. The interest rates on these short-term and long-term loans are variable based on the benchmark rate published by the People’s Bank of China each year. The average interest rates on the short-term and long-term loans for 2012 were 9.8% and 7.0%, respectively. For detailed informations, please see Note 15 to the Financial Statement “Borrowings”.

We do not present cash flows from discontinued operations separately and believes that a quantification of the cash flows from discontinued operations is not necessary because such cash flows were of immaterial amount. The absence of cash flows from discontinued operations may have a marginally negative effect on future liquidity and capital resources. In 2010, cash and cash equivalents increased by $1.8 million to $33.5 million, primarily due to $103.6 million used in investing activities partly offset by $62.4 million provided by financing activities and $43.1 million provided by operating activities, and $0.1 million as effect of changes in exchange rate on cash and cash equivalent. In 2011, cash and cash equivalents decreased by $25.1 million to $8.4 million, primarily due to $24.7 million used in investing activities and $2.0 million used in financing activities and offset by $1.6 million provided by operating activities and $76,000 due to changes in exchange rate on cash and cash equivalent. In 2012, cash and cash equivalents decrease by $0.4 million to $8.0 million, primarily due to $2.8 million used in investing activities and $20.4 million used in financing activities and offset by $22.7 million provided by operating activities and $11,000 due to changes in exchange rate on cash and cash equivalent.

The following table sets forth the components of our consolidated cash flows for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
Net cash provided by operating activities	43,122	1,644	22,700
Net cash used in investing activities	(103,606)	(24,734)	(2,784)
Net cash provided by (used in) financing activities	62,444	(2,041)	(20,362)
Effect of changes in exchange rate on cash	(121)	76	11
Net increase (decrease) in cash and cash equivalents	1,839	(25,055)	(435)

Operating Activities

Net cash provided by operating activities was $22.7 million in 2012, which was primarily attributable to a net loss of $1.1 million, and the add-back of non-cash expenses, including depreciation expenses of $22.4 million, amortization expenses of $1.4 million, share-based compensation expenses of $0.2 million, deferred income taxes and loss from disposal of property, plant and equipment and others of $1.3 million, offset by the gain from disposal of subsidiaries of $2.8 million. Also, a decrease in account receivables of $1.8 million, a decrease in notes receivable of $1.9 million, and a decrease in prepayments and other current assets of $0.5 million, an increase in other non-current assets of $0.8 million, an increase in other non-current liabilities of $6.6 million and a decrease in accrued expenses and other current liabilities of $1.5 million are factors contributing to the overall cash provided by operating activities for the year ended December 31, 2012.

Net cash provided by operating activities was $1.6 million in 2011, which was primarily attributable to a net loss of $55.3 million, and the add-back of non-cash expenses, including depreciation expenses of $22.0 million, share-based compensation expenses of $10.5 million, assets impairment of $23.0 million, provision for impairment allowance of $2.0 million, deferred income taxes and loss from disposal of property, plant and equipment and others of $1.2 million. Also, an increase in account receivable of $0.2 million, and an increase in prepayments and other current assets of $0.3 million, a decrease in other non-current assets of $0.3 million, and a decrease in accrued expenses and other current liabilities of $1.9 million are factors contributing to the overall cash provided by operating activities for the year ended December 31, 2011.

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

Investing Activities

Net cash used in investing activities was $2.8 million in the year ended December 31, 2012, relating principally to proceeds from the disposal of Yuanping and Yuheng of $20.2 million, payment for the acquisitions of $8.9 million, construction payments to contractors of $6.9 million, purchase of property, plant and equipment and intangible assets of $7.1 million, loan payment to a related party of $86,000 and proceeds from disposal of property, plant and equipment of $35,000.

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

Financing Activities

Net cash used in financing activities was $20.4 million in the year ended December 31, 2012, resulting from proceeds of $72.9 million from long-term loans, $28.1 million from short-term loans, $20.2 from third parties and $0.6 million from related parties, repayment of long-term loans of $70.0 million, short-term loans of $28.1 million, other loans of $38.1 million, loans of related parties of $0.1 million, restricted cash of 5.2 million and payment of debt issuance costs of $0.7 million.

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

Capital Expenditures

In the year ended December 31, 2010, we incurred capital expenditures of $3.4 million consisting primarily of capital expenditures of $0.7 million, $0.6 million, and $1.4 million for the construction of the Binglangjiang II, Liyuan and Wuyue hydroelectric power projects, respectively. In the year ended December 31, 2011, we incurred capital expenditures of $7.5 million, consisting primarily of capital expenditures of $1.5 million, $1.1 million, and $2.9 million for the construction of the Binglangjiang II, Liyuan and Zhougongyuan, respectively. In the year ended December 31, 2012, we incurred capital expenditures of $7.5 million consisting primarily of capital expenditures of $1.1 million for the construction of Wangkeng, $1.4 million, 1.4 million, and 1.4 million for Liyuan, Wuliting and Zhougongyuan, respectively. We will in the future make significant capital expenditures to develop, expand and complete the construction of additional small hydropower assets and our pumped storage hydroelectric power project. We generally deposit our excess cash in interest-bearing bank accounts in banks in China, Hong Kong and the United States of America.

During the last four years, while the first quarter has been the most volatile quarter in terms of precipitation, it is typically ranked third in terms of electricity production. While each quarter makes a contribution to revenues, the first and fourth quarters contribute less revenue than second and third quarters. Thus far in the first quarter, general precipitation levels for us are below long-term averages. Compared to in 2012, electricity production in the first quarter is lower, but in line with our expectations. We still need additional cash from sources other than tariffs required to meet our expected cash requirements, including for working capital and capital expenditure purposes, for at least the next 12 months. We may seek to sell additional assets which have a ready market and interested buyers in the market, equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders’ interests. The incurrence of debt would divert cash for working capital and capital expenditures to servicing debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may be adversely affected. See “Risk Factors—We will need additional funding to accomplish our growth strategy and may be unable to raise capital on terms favorable to us or at all, which could increase our financing costs, dilute your ownership interests, affect our business operations or force us to delay, reduce or abandon our growth strategy.”

C. Research and Development

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2012 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(unaudited) (US$ in thousands)
Short-term borrowings(1)	21,676	21,676	—	—	—
Interest on short-term borrowings(1)	1,492	1,492	—	—	—
Long-term borrowings (including current portion of long-term borrowings)(1)	248,506	35,536	67,394	58,520	87,056
Interest on long-term borrowings (including interest on current portion of long-term borrowings)(1)	75,200	16,045	24,611	16,043	18,501
Operating lease commitment	409	406	3	—	—
Other commitments(3)	6,316	105	506	170	5,535
Purchase obligations(2)	41	41	—	—	—
Total	353,640	75,301	92,514	74,733	111,092

(1)       See Note 15 to our audited consolidated financial statements, which are included elsewhere in this annual report, for a discussion of our short- term and long-term borrowings.

(2)       This represents contracted but unpaid amounts for the purchase of property, plant and equipment of Husahe, Ruiyang, Yingchuan, Zhougongyuan and Banzhu

(3)       This represents the compensation agreements signed with certain land owners in the Fujian Province, the PRC, who lost the usage of their land due to the operation of our hydroelectric power projects in the areas.

G. Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Introduction—Special Note Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/Title
Amit Gupta	36	Chairman, Director
Moonkyung Kim	39	Director
Jui Kian Lim	41	Director
Shadron Lee Stastney	43	Director
Dr. You-Su Lin	59	Director, Interim CEO, Chairman of Beijing A.B.C. Investment
Yun Pun (Felix) Wong	47	Director
Liya Chen	40	Chief Financial Officer
Wu Gan	55	Vice Chairman of Beijing A.B.C. Investment

Unless otherwise indicated, the business address of each director and executive officer is c/o Bldg A#2105, Ping’An International Financial Center, No.3 Xinyuan South Road, Chao Yang District, Beijing, PRC 100027.

A description of the business experience and present position of each director and executive officer is provided below:

Directors

Mr. Amit Gupta has been our chairman since October 2012 and a director and interim corporate secretary of our company since September 2012. Mr. Gupta is a co-founder and partner at NewQuest Capital Advisors (HK) Limited. Mr. Gupta heads the India business for the NewQuest Capital Partners group and overseas investments in power and financial services sector. He is also the Chief Operating Officer of the NewQuest Capital Partners group. Mr. Gupta has about 13 years of industry experience. Mr. Gupta is currently a member of the Board and Audit Committee of OM Logistics Limited, Ittiam Systems Private Limited and several other group and investee companies of NewQuest Capital Partners group including CPI Ballpark Investments Ltd. Prior to co-founding the NewQuest Capital Partners group, he was a Director at Bank of America Merrill Lynch’s (“BAML”) Asia Private Equity group where he led the India business and oversaw investments in the energy and financial services sectors across Asia Pacific. Mr. Gupta has also served in other roles in BAML, including the Corporate Principal Investments team in Hong Kong and the Investment Banking team in Mumbai. Prior to working at BAML, he worked as a software engineer based in Mumbai and the USA. Mr. Gupta has an MBA from Indian Institute of Management (IIM), Bangalore India (placed in Director’s Merit List) and an undergraduate degree in electrical engineering from Regional Engineering College (REC) Kurukshetra India (University Gold Medal).

Ms. Moonkyung (Moon) Kim has been a director of our company since September 2012. She is the Founder and Managing Director of Peony Investments (Hong Kong) Limited, providing investment, advisory, and board leadership to green businesses. She is also Cleantech Venture Partner of Spring Capital, a Greater China-focused early growth equity investment fund, and Senior Advisor to SOW Asia Foundation, a not-for-profit venture philanthropic organization in Hong Kong. Ms. Kim has over 15 years of experience in the energy and environmental sectors serving in roles ranging from venture capital and growth equity investment to entrepreneurship, investment banking, strategic consulting, and engineering. From 2007 to 2010, she was head of Asia cleantech growth equity investments at Nomura’s principal investing group based in Hong Kong. Ms. Kim was a member of the board of directors of Moser Baer Solar, a solar photovoltaic company in Delhi, from 2008 to 2010. Prior to joining Nomura, she was with DFJ Element Ventures, a cleantech-focused venture capital fund based in Silicon Valley, and before that she was with the energy and utilities group of Booz Allen Hamilton, a global strategy consulting firm. Ms. Kim received a Master of Business Administration degree from the Wharton School of the University of Pennsylvania and a Bachelor of Science with honors in Environmental Engineering from Harvard University.

Mr. Jui Kian Lim has been a director of our company since September 2012. He is the Managing Director and Head of Asia Environment Group for FourWinds Capital Management (HK) Limited. He joined FourWinds Capital Management (HK) Limited in February 2008. Mr. Lim has more than 17 years of experience in the Asian infrastructure and environment sectors. He began his career in equity research in 1994 with Morgan Grenfell/Deutsche Securities and later, Peregrine Securities covering infrastructure, construction and building materials sector in Malaysia, Thailand and Singapore. In 1998, he joined Veolia Water Asia-Pacific’s Project Finance Department where he spent eight years helping Veolia Water Asia-Pacific build its Asian franchise and worked on acquisitions, joint-ventures, privatizations and project financing transactions across the region. In 2006, Mr. Lim joined JPMorgan Chase’s investment banking department to focus on client advisory services in the infrastructure and environment sectors. A Chevening Scholar, Mr. Lim earned his MSc (Economics) from the London School of Economics in 1994.

Mr. Shadron Lee Stastney has been a director of our company since October 2012, and previously served as a director of our company from May 2007 to September 2012. Mr. Stastney is the Chairman of Care Media and a member of the board of directors of China Board Mill Corporation, China Silicon Corporation, China New Energy Group Company, China Natural Energy Corporation, Quality Health Plans, MDwerks, the Amacore Group, Inc., Master Silicon Carbide Industries, Inc. and Ambient Corporation. Since June 2004, Mr. Stastney has been a partner at Vicis Capital, LLC, which is an investment management firm and the managing partner of one of our principal shareholders, Vicis Capital Master Fund. From September 2001 to February 2004, Mr. Stastney was a partner of Vicis Capital Management, an investment management firm. Mr. Stastney received his Bachelor of Arts degree from the University of North Dakota and a Juris Doctor degree from the Yale Law School.

Dr. You-Su Lin has been our interim chief executive officer since October 2012, a director of our company since August 2008 and chairman of the board of Beijing A.B.C. Investment since 2007. Dr. Lin has also been the chairman of China Board Mill Corporation since August 2008. Dr. Lin was a chief consultant for Beijing Urban Construction Group Co., Ltd. in charge of the construction of 2008 Olympic venues from 2002 to 2004. Dr. Lin received his Ph.D. in the Arts and master’s degree in the Arts from Australian National University and his bachelor’s degree in the Arts from Beijing Foreign Language University.

Mr. Yun Pun (Felix) Wong has been a director of our company since September 2012. He is the CFO and Executive Director of Tsing Capital, a venture capital firm which manages China Environment Fund III, L.P. Prior to his current role, Mr. Wong has also served as the CFO and Senior Director of Spring Capital, the CFO of Natixis Private Equity Asia and Associate Director of Finance for JAFCO Asia. Mr. Wong has additionally served in the finance departments of several multinational companies and as an auditor for PricewaterhouseCoopers. Mr. Wong graduated from the Hong Kong Polytechnic University and holds a Master of Business from the Curtin University, Australia. He is a fellow member of Hong Kong Institute of Certified Public Accountants.

Officers

Ms. Liya Chen joined our company in August 2011 and has been appointed the CFO since then. Prior to joining us, Ms. Chen was a Financial Controller for Pharmaron (Beijing) New Drugs Technology Company Ltd. From 2003 to 2010, she was an audit manager in the Energy and Utility Assurance Service Group of PricewaterhouseCoopers. Ms. Chen started her career in PwC’s Canada firm as an associate and worked there for over three years. Ms. Chen is a Canadian Chartered Accountant (CICA) and HKCPA. Ms. Chen received her Master of Accountancy degree from Brock University, Canada in 2003.

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

B. Compensation

Compensation of Directors and Executive Officers

The aggregate cash compensation that we paid to our directors and executive officer for the year ended December 31, 2012 was $2.87 million, including those who left during 2012, was $1.51 million. From 2009 to 2010, we established 401(k) safe harbor plan, which requires a dollar by dollar matching contribution from the employer up to 3% of the employee’s eligible annual salary. In 2010, we introduced 401 (k) profit sharing plan, which allows us to contribute up to 25.0% of the employees’ eligible annual salary. For the year ended December 31, 2012, we contributed $0.1 million to our 401(k) retirement plan. In 2010, our company established a defined benefit plan for certain executives, which is a type of pension plan in which we promise a specified monthly benefit on retirement for certain executives that is predetermined by a formula based on the employee’s earnings history, tenure of service, age, and present value factor. For the year ended December 31, 2012, we contributed $0.1 million to the defined benefit plan. For share-based compensation, see “—2008 Share Incentive Plan.”

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

Our board of directors granted stock options to purchase 3,897,000 ordinary shares in August 2008, of which the options granted to one employee to purchase 5,000 ordinary shares expired as the employee terminated his services to us before the option became exercisable, stock options to purchase 35,000 ordinary shares in January 2009 and subsequently stock options to purchase 7,000,000 ordinary shares in December 2009 under the 2008 Plan to our executive officers, directors, employees and consultants. The options granted in December 2008 and January 2009 to our executive officers, employees and consultants have an exercise price of $7.70 per share and will vest in a three-year period, with one-third vesting each year, and a term of five years. The options granted in December 2009 have an exercise price equal to the price of the ordinary shares underlying the ADSs sold in the IPO and will vest in a four-year period, with one-fourth vesting each year, and a term of five years. The 40,000 options granted to our non-executive directors, Shadron Lee Stastney, and three non-executive directors who have resigned from our board, Richard H. Hochman, Robert W. MacDonald and Dennis Galgano, have an exercise price of $7.70 per share, and will vest, or did vest, 100% on the first anniversary of the grant date or upon the resignation or removal of such director from our board.

In December 2011, the board authorized a stock option exchange program, under which (i) employees would be given the option to voluntarily forfeit their existing stock options, (ii) any cancelled shares resulting from stock options forfeited would be added back to the option share pool to be used to make future grants, (iii) new stock options would be granted to deliver the same current expected value as the forfeited option grants, but at a reduced exercise price of $0.46 per option share (which was the equivalent to one third of the 25 day trailing average closing price of our ADSs as of the close of business on December 21, 2011), which reduced exercise price shall in no event be less than the fair market value on the date of the grant; and (iv) the new options issued under the exchange program would expire on the fifth anniversary of the grant, (v) the new options should become exercisable immediately upon grant; and (vi) the 40,000 options granted to our non-executive directors and 50,000 options granted to a former consultant were excluded on this exchange program.

On May 1, 2012, the Board approved the grant of 9,979,998 share options to the employees and non-employee consultant at exercise prices of US$0.62 with a contractual life of five years. On December 1, 2012, the Board approved the grant of 600,000 share options to our new employee at exercise prices of US$0.72 with a contractual life of five years. Subject to the teams and conditions described in the option agreement, the options with exercise price of US$0.62 become exercisable for (i) 50% of the number of shares covered by the options on the first anniversary of the grant date and (ii) 25% of the number of shares covered by the options on each of the second and third anniversaries of the grant date; the options with exercise price of US$0.72 become exercisable for (i) 25% of the number of shares covered by the options on May 31, 2013 and (ii) 25% of the number of shares covered by the options on each of the first, second and third anniversaries of Dec 1, 2012. During the year ended December 31, 2012, four employees terminated their employment relationship with us and their unvested 7,238,217 share options were forfeited.

As of the date of this annual report, the maximum number of ordinary shares that may be issued pursuant to all awards under the 2008 Share Incentive Plan is 12,000,000 and options to purchase 3,352,201 ordinary shares are outstanding under the 2008 Share Incentive Plan.

The following table sets forth information on share options that have been granted and are outstanding as of the date of this annual report under the 2008 Share Incentive Plan, reflecting the participation of the stock option exchange program described above by certain of our employees:

Name	Ordinary Shares Underlying Exercisable Options	Exercise Price ($/Share)	Grant Date	Expiration Date

Dr. You-Su Lin	101,507	0.46	December 28, 2011	December 28, 2016
Shadron Lee Stastney	10,000	7.70	August 18, 2008	August 18, 2013
Other employees and consultants as a group	18,913	0.46	December 28, 2011	December 28, 2016
Former consultant	50,000	7.70	August 18, 2008	August 18, 2013
Former directors	30,000	7.70	August 18, 2008	August 18, 2013
Total	210,420

Name	Ordinary Shares Underlying Unvested Options	Exercise Price ($/Share)	Grant Date	Expiration Date

Dr. You-Su Lin	2,221,781	0.62	May 1, 2012	May 1, 2017
Other employees and consultants as a group	320,000	0.62	May 1, 2012	May 1, 2017
New employee	600,000	0.72	Dec 1, 2012	Dec 1, 2017
Total	3,141,781

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

On December 3, 2009, our board of directors approved the grant of 7,000,000 share options to certain of directors, officers and employees at an exercise price equal to the price at which the ordinary shares underlying the ADSs are sold in our IPO; provided that the options shall expire in the event that we do not consummate our initial public offering within six months of the approval date. Since the exercise price was not known until the initial public offering was priced on January 25, 2010, the accounting grant date for the share-based awards issued on December 3, 2009 was not established as of December 31, 2009. As such, no compensation expense related to the December 3, 2009 grant was recognized in 2009.

On December 22, 2011, the board of directors approved a stock option for stock option exchange program for the employees and consultants who were holding options, at a reduced exercise price of $0.46 per share and vested immediately on December 28, 2011. As such, the remaining option expenses of $6.8 million for the existing options were expensed immediately at the time of the exchange.

On May 1, 2012, the Board approved the grant of 9,979,998 share options to the employees and non-employee consultant at exercise prices of US$0.62 with a contractual life of five years. On December 1, 2012, the Board approved the grant of 600,000 share options to our new employee at exercise prices of US$0.72 with a contractual life of five years. Subject to the teams and conditions described in the option agreement, the options with exercise price of US$0.62 become exercisable for (i) 50% of the number of shares covered by the options on the first anniversary of the grant date and (ii) 25% of the number of shares covered by the options on each of the second and third anniversaries of the grant date; the options with exercise price of US$0.72 become exercisable for (i) 25% of the number of shares covered by the options on May 31, 2013 and (ii) 25% of the number of shares covered by the options on each of the first, second and third anniversaries of Dec 1, 2012. See Note 27 to our audited consolidated financial statements included elsewhere in this annual report. We recognized compensation expense of $0.2 million for the year ended December 31, 2012.

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers.

Under the agreements with Dr. You-Su Lin and Wu Gan, we may terminate an executive officer’s employment for cause, with thirty days’ advance written notice and an opportunity to cure, for certain acts of such officer including but not limited to a conviction of a felony or crime involving moral turpitude, willful failure to perform the officer’s responsibilities in our best interests, or breach of any provision of any employment, non-disclosure, non-competition, non-solicitation or other similar agreement executed by the officer for our benefit.

We may also terminate our employment agreements with these executive officers without cause upon thirty calendar days’ advance written notice. Under the employment agreement with Mr. Gan, in such case of termination by us, and also in a case where an officer voluntarily terminates his/her employment with us upon thirty-days’ advance written notice for good reason (except in the event of a qualifying termination during certain change in control periods), we shall continue to provide the officer with his/her base salary and health and welfare benefits for a period of twelve full months. Further, we shall pay the officer all other benefits to which the officer has a vested right at the time, according to the provisions of each governing plan or program. Under the employment agreement with Dr. Lin, in both cases of termination by us for cause or without cause upon thirty calendar days’ advance written notice, such officers will be entitled to any base salary, bonus and incentive payment that has accrued under the agreement but has not been paid on or before the termination date and any reimbursement due to the officer under the agreement for expenses incurred by the officer on or before the termination date. In the event of constructive termination or termination of the employment agreement by the company without cause, under the employment agreements with Mr. Gan and Dr. Lin, such officers shall be entitled to receive an amount equal to 100% of his annualized salary as in effect on the severance date.

In addition, the employment agreement with Mr. Gan contains clauses of non-competition, non-solicitation, confidential information and work product agreements. According to these clauses, Mr. Gan should be bound by (i) non-competition restrictions during his employment and for three years after the termination of his employment, (ii) confidential information restrictions during his employment and for a period of three years thereafter and (iii) non-solicitation restrictions during the non- competition period.

Dr. Lin entered into a letter agreement with us, which contains, among others, confidentiality, non-competition and non-solicitation provisions.

We have also entered into employment agreements with Liya Chen and certain other employees. Each of these employment agreements can be terminated under circumstances stipulated under the PRC Labor Contract Law and refers to confidentiality obligations provided under the PRC Labor Contract Law.

C. Board Practices

Our board of directors currently has six directors. Our board has determined that Mr. Amit Gupta, Mr. Yun Pun (Felix) Wong, Ms. Moonkyung Kim, Mr. Jui Kian Lim, and Mr. Shadron Lee Stastney are independent directors under NYSE rules.

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

Audit Committee

Our audit committee consists of Mr. Wong, Ms. Kim and Mr. Lim, each of whom we believe satisfies the “independence” requirements under current NYSE rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Wong acts as the chairman of our audit committee. Our board of directors has determined that Mr. Wong qualifies as an “audit committee financial expert” under applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Gupta and Mr. Stastney. Mr. Gupta acts as the chairman of our compensation committee. Our board has determined that both Mr. Gupta and Mr. Stastney qualify as an independent director of our company within the meaning of the current NYSE rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Ms. Kim, Mr. Gupta and Mr. Lim, each of whom satisfies the “independence” requirements under current NYSE rules. Ms. Kim acts as the chairperson of our corporate governance and nominating committee. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

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

Remuneration

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. Our directors are not entitled to any post-termination benefits.

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

D. Employees

We had 665, 681 and 609 employees as of December 31, 2010, 2011 and 2012, respectively. The following table sets forth the number of employees categorized by function as of December 31, 2012:

	Number of Employees	(%)
Management	5	0.8
Finance	39	6.4
Project Construction, Operations and Management	487	80.0
Administrative and Human Resources	78	12.8
Total:	609	100.0

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2013, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

Percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by 162,057,167, which was the number of ordinary shares outstanding as of March 31, 2013. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2013, including through the exercise of any option, warrant, or other right. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors and Executive Officers
Amit Gupta	*	*	%
Moonkyung Kim	*	*	%
Jui Kian Lim	*	*	%
Dr. You-Su Lin	2,145,548	1.3%
Shadron Lee Stastney	*	*	%
Yun Pun (Felix) Wong	*	*	%
Liya Chen	*	*	%
All Directors and Executive Officers as a Group(1)	2,208,048	1.4%
Principal Shareholders:
CPI Ballpark Investments Ltd (2)	48,858,903	30.2%
Vicis Capital Master Fund(3)	48,882,716	28.4%
Jennison Associates, LLC (4)	19,607,913	12.1%
Prudential Financial, Inc(4)	19,607,913	12.1%

*                   Upon exercise of all options and warrants exercisable within 60 days after March 31, 2013, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)       Includes ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon the exercise of all of the options and warrants that are exercisable within 60 days after March 31, 2013, held by all of our directors and executive officers.

(2)     Based on a Schedule 13D jointly filed by NewQuest Capital Management (Cayman) Limited, NewQuest Asia Fund I (G.P.) Ltd., NewQuest Asia Fund I, L.P. and CPI Ballpark Investments Ltd on December 5, 2012 and includes 48,858,903 shares beneficially owned by NewQuest Asia Fund I, L.P., a Cayman Islands exempted limited partnership, NewQuest Asia Fund I (G.P.) Ltd., a Cayman Islands exempted company and general partner of NewQuest Asia Fund I, L.P., CPI Ballpark Investments Ltd, a limited liability company organized under the laws of Mauritius and a wholly owned subsidiary of NewQuest Asia Fund I, L.P., and NewQuest Capital Management (Cayman) Limited, a Cayman Islands exempted company. NewQuest Capital Management (Cayman) Limited is an exempted company registered in the Cayman Islands. The principal address of NewQuest Capital Management (Cayman) Limited is c/o Intertrust Corporate Services (Caymen) Limited, 190 Elgin Avenue, Georgetown, Grand Cayman, Cayman Islands KY1-9005. NewQuest Asia Fund I (G.P.) Ltd. is an exempted company registered in the Cayman Islands. The principal address of NewQuest Asia Fund I (G.P.) Ltd. is c/o Intertrust Corporate Services (Caymen) Limited, 190 Elgin Avenue, Georgetown, Grand Cayman, Cayman Islands KY1-9005. NewQuest Asia Fund I, L.P. is an exempted limited partnership registered in the Cayman Islands. The principal address of NewQuest Asia Fund I, L.P. is Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005. CPI Ballpark Investments Ltd is wholly owned by NewQuest Asia Fund I, L.P. The principal address of CPI Ballpark Investments Ltd is 10th Floor, Raffles Tower, 19 Cybercity, Ebene, Republic of Mauritius.

(3)       Based on 13D/A filed by Vicis Capital LLC on October 9, 2012 and includes 38,878,559 ordinary shares and 10,004,157 ordinary shares issuable upon the exercise of an amended and restated warrant granted to Vicis Capital Master Fund in August 2011 that is exercisable within 60 days after March 31, 2013, with ownership percentage calculated by dividing (i) 38,878,559 ordinary shares plus 10,004,157 shares by (ii) 162,057,167 ordinary shares plus 10,004,157 ordinary shares. The amended and restated warrant expires on December 31, 2013 and has an exercise price of $1.15 per ordinary share. Vicis Capital Master Fund is a sub-trust of the Vicis Capital Master Series Trust, a unit trust organized under the laws of the Cayman Islands. The address of Vicis Capital Master Fund is445 Park Avenue, Suite 1901New York, NY 10022.The address of Capital Master Series Trust is P. O. Box 1043GT, Caledonian House, First Floor, 69 Dr Roys Dr, George Town, Grand Cayman, Cayman Islands, BWI. Vicis Capital, LLC, a limited liability company organized under the laws of the state of Delaware, is the investment adviser to Vicis Capital Master Fund. The address of Vicis Capital, LLC is 445 Park Avenue, 16th Floor, New York, NY, 10022. John Succo, Shadron Lee Stastney and Sky Lucas have voting and investment control over the securities beneficially owned by Vicis Capital Master Fund and Vicis Capital, LLC.

(4)       Based on Schedule 13G/As filed by Jennison Associates LLC and Prudential Financial, Inc. on February 13, 2013, respectively. As a result of its role as investment adviser to clients in its managed portfolios, Jennison Associates, LLC may be deemed to be the beneficial owner of 19,607,913 ordinary shares. The address of Jennison Associates, LLC is 466 Lexington Avenue, New York, New York 10017. Prudential Financial, Inc. is a parent holding company and the indirect parent of Jennison Associates, LLC. The address of Prudential Financial, Inc. is 751 Broad Street, Newark, New Jersey 07102- 3777.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Please refer to “Item 6.B. Directors, Senior Management and Employees — Compensation — 2008 Share Incentive Plan” for information regarding option ownership of our directors and executive officers.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table describes the significant changes in percentage of ownership of major shareholders:

	Year ended December 31
Shareholders ownership	2012	2011	2010
CPI Ballpark Investments Ltd	30.2%	23.9%	20.1%
Vicis Capital Master Fund	28.4%	28.4%	28.4%
Jennison Associates, LLC	12.1%	12.1%	12.6%
Prudential Financial, Inc	12.1%	12.1%	12.6%
Swiss Re Asset Management (America) Inc	—	6.2%	6.6%

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership”

B. Related Party Transactions

The following describes our related party transactions since the beginning of 2012.

Transactions with Kuhns Brothers, Inc.

John D. Kuhns, our former Chairman and Chief Executive Officer, who resigned on September 30, 2012, was a member of the board of directors of Kuhns Brothers, Inc. Kuhns Brothers, Inc. is not a member of China Hydro, LLC and does not own a beneficial interest in any of our ordinary shares or any securities convertible into or exchangeable for our ordinary shares.

During the year ended December 31, 2012, we rented office space from Kuhns Brothers, Inc. The rental expenses for the years ended December 31, 2012 were $0.2 million, which was expensed in our consolidated statements of comprehensive income.

During the year ended December 31, 2012, Kuhns Brothers, Inc. paid for certain general and administrative services provided to us on a reimbursement basis. The general and administrative services was $74,000 for the year ended December 31, 2012, which were expensed in our consolidated statements of comprehensive income. These amounts were subsequently repaid in full by us.

Transactions with CPI Ballpark Investment Ltd

CPI Ballpark Investment Ltd is one of our pricinple shareholders. During the year ended December 31, 2012, CPI Ballpark Investment Ltd paid expenses on our behalf primarily relating to the proxy contest amounting to $0.3 million.

Transactions with China New Energy Group Company

China New Energy Group Company was controlled by John D. Kuhns, our former Chairman and CEO, who resigned on September 30, 2012. During the year ended December 31, 2012, we lent a prepayment of $86,000 to China New Energy Group Company. The short-term loans are unsecured, and repayable on demand.

Transactions with Xiamen Youen Hydropower Development Co., Ltd.

During the year ended December 31, 2012, US$0.1 million was repaid and additional short-term borrowing of US$0.6 million was obtained from Xiamen Youen Hydropower Development Co., Ltd. As of December 31, 2012, the $11.2 million due to Xiamen Youen Hydropower Development Co., Ltd assumed in the acquisition of Jinling and its subsidiaries is unsecured and interest free.

Balances Payable to Nanping City Xingshui Co., Ltd. and Xiamen Youen Hydropower Development Co., Ltd.

Nanping City Xingshui Co., Ltd. is a minority shareholder of Jinlong, and Xiamen Youen Hydropower Development Co., Ltd. are minority shareholders of Jintang and Jinwei. In December 2010, we completed our purchase of Shaowu City Jinling Power Generation Co., Ltd. (hereafter “Jinling”), together with Jinling’s 55.0% controlling interest in Jinlong, Jinling’s 74.0% controlling interest in Jintang, and Jinling’s 74.0% controlling interest in Jinwei. As of December 31, 2012, the amount of RMB 9.4 million ($1.5 million) due to Nanping City Xingshui Co., Ltd., represent the current liabilities acquired in the acquisition of Jinlong, Jintang and Jinwei.

Shareholders Agreement

Under the terms of an amended and restated shareholders agreement with our former Series A, Series B and Series C convertible redeemable preferred shareholders, among others, at any time six months after the closing of our initial public offering, any shareholder(s) holding of record at least 15.0% of Series A, Series B or Series C registrable securities then outstanding may, on three occasions only, request us to effect the registration, on a form other than Form F-3, of all or part of the Series A, Series B or Series C registrable securities then outstanding. Series A, Series B and Series C registrable securities are ordinary shares issued or issuable to the holders of our Series A, Series B and Series C convertible redeemable preferred shares or their respective transferees.

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

2008 Share Incentive Plan

We have granted share options to some of our directors, officers and related parties. See “Item 6.B. Directors, Senior Management and Employees — Compensation —2008 Share Incentive Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATIONA. Consolidated statements and other financial information.

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

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “CHC” since January 25, 2010. The following table sets forth the high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High	Low
Yearly highs and lows
Year 2010	$14.80	$5.60
Year 2011	7.72	0.67
Year 2012	2.84	0.62
Quarterly highs and lows
First Quarter 2011	7.64	6.90
Second Quarter 2011	7.46	2.77
Third Quarter 2011	4.49	2.01
Fourth Quarter 2011	2.04	0.67
First Quarter 2012	2.44	0.95
Second Quarter 2012	2.06	0.64
Third Quarter 2012	1.65	0.62
Fourth Quarter 2012	2.84	1.22
First Quarter 2013	2.80	1.43
Monthly highs and lows
October 2012	2.84	1.22
November 2012	2.16	1.45
December 2012	2.15	1.41
January 2013	1.87	1.43
February 2013	2.23	1.67
March 2013	2.80	1.81
April 2013 (through April 17, 2013)	3.25	2.60

On April 17, 2013, the closing sale price of our ADSs as reported on the New York Stock Exchange was $2.90 per ADS.

Our warrants are listed for trading on the New York Stock Exchange under the symbol “CHCWS” since January 25, 2010. The following table sets forth the monthly high and low trading prices of our warrants on the New York Stock Exchange for the periods indicated:

	High	Low
Yearly highs and lows
Year 2010	$1.77	$0.28
Year 2011	0.38	0.03
Year 2012	0.07	0.00
Quarterly highs and lows
First Quarter 2011	0.38	0.26
Second Quarter 2011	0.37	0.10
Third Quarter 2011	0.39	0.08
Fourth Quarter 2011	0.14	0.03
First Quarter 2012	0.05	0.01
Second Quarter 2012	0.07	0.01
Third Quarter 2012	0.03	0.01
Fourth Quarter 2012	0.03	0.00
First Quarter 2013	0.03	0.01
Monthly highs and lows
October 2012	0.03	0.01
November 2012	0.03	0.00
December 2012	0.03	0.01
January 2013	0.03	0.01
February 2013	0.02	0.01
March 2013	0.03	0.01
April 2013 (through April 17, 2013)	0.05	0.02

On April 17, 2013, the closing sale price of our warrants as reported on the New York Stock Exchange was $0.04 per warrant.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Law (2011 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is situated at the offices of Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, Grand Cayman, KY-1108, Cayman Islands or at such other place in the Cayman Islands as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2011 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

Ordinary Shares

General. The ordinary shares of our company are issued in book-entry form only. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their ordinary shares.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double taxation treaties, save for a Double Taxation Arrangement with the United Kingdom which was signed on 16 June 2009 but which is not, as of the date hereof, in force. There are no exchange control regulations or currency restrictions in the Cayman Islands, apart from standard anti-money laundering legislation.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of ordinary shares or warrants. However, an instrument transferring title to an ordinary share or warrant, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law of 2007 and its Implementation Regulations, both of which became effective on January 1, 2008, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise. The “de facto management body” is defined as an organization that exercises material and full management and control over matters including the enterprise’s production and operations, personnel, finance and property. At present, the PRC tax authorities have not issued any guidance on the application of the new EIT Law and its Implementation Regulations on foreign incorporated enterprirses that are not controlled by PRC enterpreises or PRC enterprise groups. As a result, it is unclear what factors will be used by the PRC tax authorities to determine whether we are a “de facto management body” in China. However, a substantial number of our management members reside in the PRC, and almost all of our revenues derive from our operations in the PRC. We may therefore be treated as a resident enterprise for PRC tax purposes and be subject to an enterprise income tax rate of 25% on our worldwide income. Furthermore, if we are treated as a resident enterprise for PRC tax purposes, it is unclear whether dividends you receive on our ordinary shares or ADSs, or the gain you may realize from the disposition of our ordinary shares, ADSs or warrants, would be treated as income derived from sources within the PRC and would be subject to PRC withholding tax. It is also unclear whether, if we would be treated as a resident enterprise for PRC tax purposes, holders of our ordinary shares, ADSs or warrants might be able to enjoy the benefit of income tax treaties entered into between the PRC and other countries. See “Risk Factors - Risks Relating to Doing Business in China - Our company may be classified as a ‘resident enterprise’ for PRC enterprise income tax purposes under the PRC EIT Law. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders, including subject to PRC taxation on our worldwide income.”

Moreover, the Enterprise Income Tax and its Implementation Regulations provide that a withholding tax rate of 10% will be applicable to dividends payable to non-PRC shareholders by a PRC resident enterprise, unless a tax treaty exists between the PRC and the relevant jurisdictions where such non-PRC shareholders reside and such treaty provides for a reduction or exemption of the relevant tax. If we are considered a non-resident enterprise, dividends we received from our PRC resident subsidiaries will be subject to the 10% PRC withholding tax since the Cayman Islands, where our company was incorporated, has not concluded any tax treaty with the PRC.

U.S. Federal Income Taxation

Introduction

The following discusses the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares, ADSs or warrants, which we refer to collectively as our securities, by U.S. Holders, as defined below. This discussion applies only to U.S. Holders that purchase and hold the securities as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the tax considerations that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax law, such as banks, other financial institutions, insurance companies, tax-exempt entities, persons who acquired the securities pursuant to the exercise of employee stock options, participation in an employee stock purchase plan or otherwise as compensation, regulated investment companies, real estate investment trusts, dealers in securities, brokers, U.S. expatriates, persons subject to the alternative minimum tax, persons who have acquired the securities as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar or persons that own, or are deemed to own, 10% or more, by voting power, of our stock. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership holds securities, the consequences to a partner will depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding securities should consult its own tax adviser regarding the U.S. tax consequences of its investment in the securities through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. Further, the discussion below assumes that any distributions made (or deemed made) on the securities and any consideration received by a holder in consideration for the sale or other disposition of the securities will be in U.S. dollars.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the securities that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source thereof, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

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

Sale, Taxable Exchange, Redemption or Expiration of a Warrant

Subject to the PFIC rules discussed below, upon a sale, taxable exchange (but not exercise), or redemption of a warrant, a U.S. Holder will recognize gain or loss in an amount equal to the difference between (i) the amount realized upon such disposition (or, if the warrant is disposed of through the disposition of a unit, the portion of the amount realized on such disposition that is allocated to the warrant based on the then fair market values of the warrant and the ordinary share included in the unit) and (ii) the U.S. Holder’s tax basis in the warrant (that is, the portion of the U.S. Holder’s purchase price for a unit that is allocated to the warrant). Upon expiration of a warrant, a U.S. Holder will recognize a loss in an amount equal to the U.S. Holder’s tax basis in the warrant. Any such gain or loss would generally be treated as capital gain or loss and will be long-term capital gain or loss if the warrant was held by the U.S. Holder for more than one year at the time of such disposition or expiration. As discussed below in “Sale or other Disposition of Ordinary Shares or ADSs,” the deductibility of capital losses is subject to various limitations.

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

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company,” the gross amount of any distribution made by us on the ordinary shares or ADSs will generally be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when actually or constructively received by the U.S. Holder, in the case of ordinary shares, or when actually or constructively received by the depositary, in the case of ADSs. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such ordinary shares or ADSs. We, however, do not intend to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, Accordingly, distributions paid on our ADSs or ordinary shares, if any, will be treated as dividend distributions for U.S. federal income tax purposes.

Certain dividends received by non-corporate U.S. Holders, including individuals will be subject to a reduced rate of tax. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to ordinary shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. A qualified foreign corporation is any non-U.S. corporation if (a) either (i) its stock is readily tradable on an established securities market in the United States or (ii) it is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, and (b) it is not a passive foreign investment company (as discussed below) for both the taxable year in which the dividend is paid and the preceding taxable year. We expect to be considered a qualified foreign corporation because our ADSs will be listed on the NYSE. Accordingly, subject to the discussions below under “—Passive Foreign Investment Company,” dividends paid by us on our ADSs should be eligible for the reduced income tax rate. In addition, if we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, see “Taxation—People’s Republic of China Taxation”. Dividends paid by us will not be eligible for the “dividends received” deduction allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by us will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” for U.S. foreign tax credit purposes. If PRC withholding taxes apply to dividends paid to a U.S. Holder with respect to our ADSs or ordinary shares, see “Taxation—People’s Republic of China Taxation”, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the ordinary shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs. Such gain or loss will be a capital gain or loss and will be long-term capital gain, taxable at a reduced rate for non-corporate U.S. Holders, including individuals, or loss if, on the date of sale or disposition, such ordinary shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss on the sale or disposition by a U.S. Holder will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes, subject to certain exceptions and limitations. However, if we are treated as a “resident enterprise” for PRC tax purposes, you may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, see “Taxation—People’s Republic of China Taxation”, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. The U.S. foreign tax credit rules are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the application of such foreign tax credit rules.

Passive Foreign Investment Company

In general, we will be classified as a passive foreign investment company, or PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets (the “asset test”) or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the asset test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012, and we do not expect to be a PFIC in the foreseeable future. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC in 2013 or for any future taxable year.

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

If a U.S. Holder makes a mark-to-market election with respect to the ADSs, such holder will include as ordinary income the excess, if any, of the fair market value of the ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Any gain recognized on the sale or other disposition of the securities will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minims quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. We expect the ADSs to be “marketable stock” because our ADSs will be listed on the NYSE.

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

If we are regarded as a PFIC, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information. Certain individuals holding the ADSs or ordinary shares other than in an account at a U.S. financial institution may be subject to additional information reporting requirements.

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

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash, which is held primarily in interest-bearing bank deposits or investment products provided by PRC banks. We have US$21.7 million short-term bank loans and US$248.5 million long-term bank loans outstanding as of December 31, 2012. We have not used derivative financial instruments in our investment portfolio. Interest-bearing instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign currency risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic condition. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 0.1%, 3.0%, 4.9% and 0.2% in 2009, 2010, 2011 and 2012, respectively. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and reduce their level of intervention in the foreign exchange market. Because substantially all of our earnings and cash assets are denominated in Renminbi, and we maintain our consolidated financial statements in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect our balance sheet and earnings per share. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Fluctuations in the Renminbi/U.S. dollar exchange rate will also affect the relative value of any dividend we reserve that will be exchanged into U.S. dollars and earnings from, and the value of, any Renminbi-denominated investments we make in the future. We have not entered into any hedging transactions that would reduce or increase our exposure to this foreign currency exchange risk.

Inflation

In recent years, China has not experienced significant inflation, and therefore inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 5.9%, -0.7%, 3.3%, 5.4% and 2.6% in 2008, 2009, 2010, 2011 and 2012, respectively. Based on the upward change of the Consumer Price Index in late 2007, the PRC government announced measures to restrict bank lending and investment in China in order to reduce inflationary pressures on China’s economy. The People’s Bank of China’s benchmark loan interest rate for one-year RMB denominated loans was 7.47%, 5.31%, 5.81%, 6.56% and 6.0% in 2008, 2009, 2010, 2011 and 2012, respectively.

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

Fees and Other Payments Made by the Depositary to Us

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs up to certain amount for the ADRs, which consist of the standard out-of-pocket legal fees and disbursements, including preparing and deposit Agreement and Form F-6. It also agreed to waive us certain value-added services fees, certain technology services fees, and certain administration and ongoing ADR holder servicing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2011 and 2012, the depository reimbursed us a gross amount of $526,520 and nil, respectively. The depository also waived us an amount of $134,970 and $130,077 respectively for the same periods for certain technology services fees such as ADR insight and certain administration ADR holder servicing fees.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2010, 2011 and 2012.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that, as of December 31, 2012, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. After year-end and prior to completion of the audit of our 2012 financial statements, our management noted certain control deficiencies in connection with accounts and business activities at entities and projects previously acquired by us. We are in the process of implementing measures to address these issues. This annual report does not include an attestation report of our registered public accounting firm, Ernst & Young Hua Ming LLP, regarding our internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act that permit us, a non-accelerated filer, to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our audit committee consists of Mr. Yun Pun (Felix) Wong, Ms. Moonkyung Kim and Mr. Jui Kian Lim, each of whom we believe satisfies the “independence” requirements under current NYSE rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Wong acts as the chairman of our audit committee. Our board of directors has determined that Mr. Wong qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16B. CODE OF ETHICS.

Our board of directors has adopted a code of business conduct and ethics that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent auditors during the periods indicated below.

	For the Year Ended December 31,
	2011	2012
	(In US$ thousands)
Audit fees(1)	$1,251	$915
Audit-related fees(2)	5	—

(1)                                  Audit fees consist of fees billed associated with the annual audit, procedures performed on our interim financial statements, the audit on the financial statements of the entities acquired by us. Fees billed for those services that are normally provided by the independent auditors in connection with regulatory filings are also included.

(2)                                  Audit-related fees consist of the fees paid to the independent accountants for the tax desk review for one entity.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services and audit-related services as described above are approved by the Audit Committee prior to the commencement to services.

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

The following summarizes one significant difference between our corporate governance practices and the NYSE standards applicable to domestic U.S. companies: we do not intend to rely on any of the exemptions provided by the NYSE to foreign private issuers, except that we will not provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE, and we will not seek shareholder approval for (i) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party, (ii) the issuance of more than 20% of our outstanding ordinary shares, (iii) an issuance that would result in a change of control, and (iv) material revisions to compensation plans. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

Other than noted above, currently there is no significant difference between our corporate governance practices and what the NYSE requires of domestic US companies. See “Risk Factors — Risks Relating to Our Securities — As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

Index to Exhibits

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
4.7

Share Transfer and Capital Increase Contract entered into by the Registrant, and Ye Jian Hua, Zhou Jian Bin and Zhejiang Dahua Construction Group Co., Ltd. on March 15, 2007 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.8

Supplemental Agreement entered into by the Registrant, Ye Jian Hua, Zhou Jian Bin and Zhejiang Dahua Construction Group Co., Ltd. on March 27, 2007 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.9

Share Transfer Agreement for Pingnan County Wangkeng Hydroelectric Co., Ltd. entered into by Sanming City Chenyang Hydroelectric Co., Ltd., Sanming City Fufeng Industrial Co., Ltd, Beijing Xunjing Interactive Technology Co., Ltd., Huang Shao Jian, Yu Rong Ji, Zhang Rong Bin, Sun Xiao Dong, Xie Fang Wu, Ye Chang He and the Registrant on August 9, 2008 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.10

Equity Joint Venture Contract for the establishment of Pingnan County Wangkeng Hydroelectric Co., Ltd. entered into by the Registrant and Sanming City Chenyang Hydroelectric Co., Ltd. on August 10, 2008 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.11

Equity Interest Transfer Contract entered into by Guangsha Construction Group Co., Ltd., Lu Chunliang and the Registrant regarding Qingtian Wuliting Hydroelectric Development Co., Ltd. on December 13, 2007 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.12

Equity Interest Transfer Contract entered into by Zhejiang Guangsha Stock Co., Ltd., Zhejiang Guangsha Hydropower Investment Co., Ltd. and the Registrant regarding Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. on December 13, 2007 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.13

Equity Interest Transfer Contract entered into by Guangsha Construction Group Co., Ltd., Lu Chunliang and the Registrant regarding Suichang County Jiulongshan Hydroelectric Development Co., Ltd. on December 13, 2007 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.14

Agreement relating to the Sale and Purchase of the equity of Sunpower Asia Limited entered into by the Registrant and Sanming Ruifeng Hydropower Investment Co., Ltd. on July 11, 2008 (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.15

Equity Interest Transfer Contract entered into by the Registrant, Sanming Ruifeng Hydropower Investment Co., Ltd. and Yong’an Ruifeng Hydroelectric Ltd. on July 11, 2008 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.16

Contract on Transfer of Ten Percent Equity Interests of Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered into by China Hydroelectric Corporation (Hong Kong) Limited and Sanming Ruifeng Economic Technological Development Ltd. on January 30, 2009 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.17

Supplemental Agreement of the Contract on Transfer of Ten Percent Equity Interests of Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered into by Sanming Ruifeng Economic Technological Development Ltd., China Hydroelectric Corporation (Hong Kong) Limited, Sanming Ruifeng Hydropower Investment Co., Ltd. and the Registrant on January 30, 2009 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.18

Joint Venture Contract Among Foreign Investors for Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered into by the Registrant, China Hydroelectric Corporation (Hong Kong) Limited and Sunpower Asia Limited in February 2009 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.19

Share Transfer Agreement for Pingnan County Yuheng Hydropower Co., Ltd. entered into by the Registrant and Fujian Province Anheng Assets Management Co., Ltd., Shanghai Yufeng Hotel Management Co., Ltd., Chen Can Ling, Wang Jiang, Zhang Rong Bin and Zhou Jian Biao on August 15, 2008 (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.20

Share Transfer Agreement for Pingnan County Yuanping Hydroelectric Co., Ltd. entered into by the Registrant and Lin Yun, Wu Ting Li, Zhang Yao Fang and Zhou Jian on August 15, 2008 (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.21

Power Purchase Contract entered into by Yunnan Huabang Electric Power Development Co., Ltd. and Yunnan Dehong Electric Power Co., Ltd. on June 19, 2009 (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.22

Supplemental Agreement to Power Purchase and Sale Contract entered into by Yunnan Huabang Electric Power Development Co., Ltd. and Yunnan Dehong Electric Power Co., Ltd. on June 19, 2009 (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.23

Grid Connection and Dispatching Agreement entered into by Yunnan Dehong Electric Power Co., Ltd. and Yingjiang County Huafa Electric Power Development Co., Ltd. (formerly Yunnan Huabang Electric Power Development Co., Ltd.) on January 15, 2004 (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.24

Grid Connection and Dispatching Agreement entered into by Sichuan Cangxi Electric Power Co., Ltd. and Sichuan Huabang Hydroelectric Development Co., Ltd. on May 17, 2009 (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.25

Power Purchase and Sale Contract entered into by Sichuan Cangxi Electric Power Co., Ltd. and Sichuan Huabang Hydroelectric Development Co., Ltd. on May 16, 2009 (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.26

Grid Connection Economic Agreement entered into by Lishui Electric Power Bureau and Yunhe County Shapulong Hydropower Generation Co., Ltd. in October 2008 (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.27

Grid Connection and Dispatching Agreement for Wangkeng Hydropower Station entered into by Fujian Province Ningde Electric Power Industry Bureau and Pingnan County Wangkeng Hydroelectric Co., Ltd. on July 21, 2008 (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.28

Power Purchase and Sales Contract for Wangkeng Hydropower Station entered into by Fujian Province Electric Power Co., Ltd. and Pingnan County Fushun Hydroelectric Co., Ltd. on October 28, 2004 (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F- 1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.29

Grid Connection and Dispatching Agreement for Wuliting Hydropower Station entered into by Lishui Electric Power Bureau and Qingtian Wuliting Hydroelectric Development Co., Ltd. on November 20, 2008 (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.30

Grid Connection Economic Agreement entered into by Lishui Electric Power Bureau and Qingtian Wuliting Hydroelectric Development Co., Ltd. in November, 2007 (incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.31

Grid Connection and Dispatching Agreement for Jingning Yingchuan Hydropower Station entered into by Lishui Electric Power Bureau and Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. on November 20, 2008 (incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.32

Grid Connection Economic Agreement entered into by Lishui Electric Power Bureau and Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. in November 2007 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333- 163558), as amended, initially filed with the SEC on December 8, 2009)

4.33

Intent Agreement of Conformity of Power Purchase and Supply in Rongping Supply Area entered into by Fujian Province Pingnan County Power Supply Co., Ltd., Fujian Province (Pingnan) Rongping Chemical Industry Co., Ltd., Pingnan County Hengli Hydroelectric Co., Ltd. and Pingnan County Yuheng Hydropower Co., Ltd. on August 31, 2007 (incorporated by reference to Exhibit 10.34 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.34

Grid Connection and Dispatching Agreement for Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered by Fujian Province Sanming Power Industry Bureau and Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. on September 22, 2006 (incorporated by reference to Exhibit 10.39 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.35

Grid Connection and Power Purchase Agreement entered into by Fujian Province Sanming Power Industry Bureau and Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. on April 30, 1997 (incorporated by reference to Exhibit 10.40 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.36

Share Transfer Contract for Longquan Ruiyang Cascade II Hydroelectric Co., Ltd. entered into by Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd., Guangdong Qingneng Power Generation Group Co., Ltd. and Yao Lin Fu on August 11, 2009 (incorporated by reference to Exhibit 10.41 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.37

Share Transfer Contract for Thirteen Percent of the Equity Interests of Yunhe County Shapulong Hydropower Generation Co., Ltd. entered into by Zhejiang Province Water Resources and Hydroelectric Investment Group Co., Ltd. and the Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. on June 29, 2009 (incorporated by reference to Exhibit 10.42 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.38

Share Transfer Contract for Yunhe County Shapulong Hydropower Generation Co., Ltd. entered into by Zhejiang Guangning Hydroelectric Development Co., Ltd. and the Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. on July 22, 2009 (incorporated by reference to Exhibit 10.43 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.39

Grid Connection Economic Agreement entered into by Longquan Ruiyang Cascade II Hydroelectric Co., Ltd. and Lishui Power Industry Bureau in April 2007 (incorporated by reference to Exhibit 10.44 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.40

Grid Connection and Dispatching Agreement entered into by Longquan Ruiyang Cascade II Hydroelectric Co., Ltd. and Lishui Power Industry Bureau, Dispatching and Communication Center, on October 18, 2003 (incorporated by reference to Exhibit 10.45 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.41

Renminbi Loan Agreement (Long/Medium Term) entered into by Qingtian Wuliting Hydroelectric Development Co., Ltd. and Bank of China Limited, Lishui City Dayang Sub-branch, on March 19, 2009 (incorporated by reference to Exhibit 10.46 to our Registration Statement on Form F- 1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.42

Medium/Long-Term Renminbi Loan Contract entered into by Pingnan County Wangkeng Hydroelectric Co., Ltd. and Industrial Bank Co., Ltd., Ningde Branch, on March 24, 2009 (incorporated by reference to Exhibit 10.47 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.43

Renminbi Loan Contract (Medium/Long Term) entered into by Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. and Bank of China Limited, Fujian Province Branch, on June 16, 2009 (incorporated by reference to Exhibit 10.48 to our Registration Statement on Form F-1 (file no. 333- 163558), as amended, initially filed with the SEC on December 8, 2009)

4.44

Loan Contract entered into by Suichang County Jiulongshan Hydroelectric Development Co., Ltd. and Agricultural Bank of China, Lishui City Branch, on June 19, 2009 (RMB9.0 million) (incorporated by reference to Exhibit 10.49 to our Registration Statement on Form F-1 (file no. 333- 163558), as amended, initially filed with the SEC on December 8, 2009)

4.45

Loan Contract entered into by Suichang County Jiulongshan Hydroelectric Development Co., Ltd. and Agricultural Bank of China, Lishui City Branch, on June 19, 2009 (RMB216.0 million) (incorporated by reference to Exhibit 10.50 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.46

Memorandum of Understandings entered into by Bank of China, Fujian Branch, and China Hydroelectric Corporation in July 2009 (incorporated by reference to Exhibit 10.51 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.47

Employment Agreement entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and You-Su Lin on July 1, 2008 (incorporated by reference to Exhibit 10.53 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.48

Employment Agreement entered into by Beijing A.B.C. Investment Consulting Co., Ltd. and Gan Wu on July 1, 2008 (incorporated by reference to Exhibit 10.54 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.49

Capital Increase Agreement for Henan Wuyue Storage Power Generation Co., Ltd. entered into by China Hydroelectric Corporation and Henan Lan Tian Group Co., Ltd. on October 22, 2009 (incorporated by reference to Exhibit 10.61 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.50

Form of Warrant to Purchase Ordinary Shares of the Registrant by Broadband Capital Management LLC to be dated the closing of the initial public offering (incorporated by reference to Exhibit 10.62 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.51

Warrant to Purchase Units Consisting of Ordinary Shares and Warrants to Purchase Ordinary Shares of the Registrant by Morgan Joseph & Co. Inc. dated November 10, 2006 (283,333 Units) (incorporated by reference to Exhibit 10.63 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.52

Warrant to Purchase Units Consisting of Ordinary Shares and Warrants to Purchase Ordinary Shares of the Registrant by Morgan Joseph & Co. Inc. dated November 10, 2006 (550,000 Units) (incorporated by reference to Exhibit 10.64 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.53

Warrant to Purchase Common Shares of the Registrant by JMG Capital Partners, L.P. dated September 28, 2007 (incorporated by reference to Exhibit 10.65 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.54

Warrant to Purchase Common Shares of the Registrant by JMG Triton Offshore Fund, Ltd. dated September 28, 2007 (incorporated by reference to Exhibit 10.66 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.55

Warrant to Purchase Preferred Shares or Ordinary Shares, as Applicable, of the Registrant by Morgan Joseph & Co. Inc. dated January 28, 2008 (incorporated by reference to Exhibit 10.67 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.56

Letter Agreement between the Registrant and Vicis Capital Master Fund dated April 11, 2007 (incorporated by reference to Exhibit 10.68 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

4.57	Form of warrant agreement (incorporated by reference to Exhibit 10.69 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)
4.58

Share Transfer Contract for Yingjiang County Qingrui Husahe Power Co., Ltd. dated as of March 2, 2010 between Dehong Qinrui (Group) Power Investment and Development Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd. (incorporated by reference to Exhibit 4.70 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.59

Share Transfer Contract for Fugong County Hengda Hydroelectric Development Co., Ltd. (Aluhe Hydropower Station and Zilenghe Hydropower Station) dated as of April 14, 2010 between Yunnan Minfa Hydroelectric Development Group Co., Ltd., Xiamen Minrui Investment Co., Ltd. and Fujian Huabang Hydroelectric Investment Co., Ltd. (incorporated by reference to Exhibit 4.71 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.60

Share Transfer Contract for Fugong Xineng Power Development Co., Ltd. (Latudihe Hydropower Station) dated as of April 14, 2010 between Yunnan Minhe Hydroelectric Investment Co., Ltd. and Fujian Huabang Hydroelectric Investment Co., Ltd. (incorporated by reference to Exhibit 4.72 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.61

Supplemental Agreement on the Power Purchase and Sale Contract for the Year of 2010 (Contract Number: De Dian Si 2010-011) for Binglangjiang Power Station and Binglangjiang Expanded Power Station dated as of March 31, 2010 between Yunnan Huabang Electric Power Development Co., Ltd. and Dehong Power Supply Co., Ltd. (incorporated by reference to Exhibit 4.73 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.62

Supplemental Agreement on the Power Purchase and Sale Contract for the Year of 2010 (Contract Number: 2010-009) for Husahe Cascade III & VI Power Station and Mangxian Power Station (incorporated by reference to Exhibit 4.74 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.63

Power Purchase Agreement (contract Number: De Dian Si 2009-079) (Binglangjiang expanded Power Station) dated as of November 4, 2009 between Dehong Power Supply Co., Ltd. and Yunnan Huabang Electric Power development Co. (incorporated by reference to Exhibit 4.75 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.64

Supplemental Agreement on the Power Purchase and Sale Contract for the Year of 2009 (Contract Number: De Dian Si 2009-079) (Binglangjiang expanded Power Station) dated as of November 4, 2009 between Dehong Power Supply Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd. (incorporated by reference to Exhibit 4.76 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.65

Grid Connection Agreement (Serial Number: De Dian Ru Wang No. 2009-003) dated as of July 16, 2009 between Yunnan Dehong Electric Power Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd. (incorporated by reference to Exhibit 4.77 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.66

Share Transfer Contract for Luquan Xiaopengzu Power Generation Co., Ltd. dated as of April 23, 2010 among Fujian Huabang Hydroelectric Investment Co., Ltd. and various individual parties thereto (incorporated by reference to Exhibit 4.78 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.67

Shaowu City Qianling Hydroelectric Station Grid Connection Agreement dated as of October 19, 2000 between Shaowu Power Supply Bureau (hereinafter “Party A”) and Shaowu City Jinling Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.68

Shaowu Power Supply Bureau Grid Connection and Dispatching Agreement dated December 20, 2002 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.69

Shaowu Power Supply Bureau Grid Connection and Dispatching Agreement dated December 15, 2003 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.70

Shaowu Power Supply Bureau Grid Connection and Dispatching Agreement dated October 15, 2004 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jintang Hydroelectric Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.71

Shaowu Power Supply Bureau Grid Connection and Dispatching Agreement dated October 15, 2004 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinlong Hydropower Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.72

Power Purchase and Sale Contract for Jinwei Hydropower Station dated as of January 2007 between Fujian Province Nanping Electric Power Industry Bureau and Shaowu City Jinwei Hydroelectric Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.73

Power Purchase and Sale Contract for Dongguan Hydropower Station dated as of March 2007 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.74

Power Purchase and Sale Contract for Qianling Hydropower Station dated as of March 2007 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.75

Power Purchase and Sale Contract for Jinjiu Hydropower Station dated as of March 2007 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.76

Power Purchase and Sale Contract for Jinlong Hydropower Station dated as of March 2007 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinlong Hydropower Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.77

Power Purchase and Sale Contract for Sanming Banzhu Power Station entered into by Fujian Province Electric Power Co., Ltd. and Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. on August 18, 2008 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.78

Grid Connection Economic Agreement entered into by Lishui Electric Power Bureau and Qingtian Wuliting Hydroelectric Development Co., Ltd. in October 2008 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.79

Grid Connection Economic Agreement entered into by Lishui Electric Power Bureau and Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. in October 2008 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.80

Grid Connection and Dispatching Agreement dated as of November 2008 between Lishui Electric Power Industry Bureau and Yunhe County Shapulong Hydropower Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.81

Power Purchase and Sale Contract for Jintang Hydropower Station dated as of December 2008 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jintang Hydroelectric Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.82

Grid Connection and Dispatching Agreement of Zhougongyuan Cascade I Power Station dated as of April 21, 2009 between Lishui Electric Power Industry Bureau and Suichang County Jiulongshan Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.83

Grid Connection and Dispatching Agreement of Zhougongyuan Cascade II Power Station dated as of April 21, 2009 between Lishui Electric Power Industry Bureau and Suichang County Jiulongshan Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.84

Grid Connection and Dispatching Agreement of Zhougongyuan Cascade III Power Station dated as of April 21, 2009 between Lishui Electric Power Industry Bureau and Suichang County Jiulongshan Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.85

Power Purchase and Sale Contract dated as of June 19, 2009 between Yunnan Dehong Power Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.86

Power Purchase and Sale Contract dated as of January 1, 2010 between Yunnan Nujiang Grid Co., Ltd. and Fugong Xineng Power Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.87

Power Purchase and Sale Contract dated as of January 1, 2010 between Yunnan Nujiang Grid Co., Ltd. and Fugong County Hengda Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.88

Power Purchase and Sale Contract of Xiaopengzu Power Plant for the Year of 2011 dated as of March 2011 between Yunnan Grid Company and Luquan Xiaopengzu Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.89

Grid Connection and Dispatching Agreement dated as of May 14, 2010 between Yunnan Nujiang Grid Co., Ltd. and Fugong Xineng Power Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.90

Grid Connection and Dispatching Agreement dated as of May 14, 2010 between Yunnan Nujiang Grid Co., Ltd. and Fugong County Hengda Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.91

Power Purchase and Sale Contract entered into by Sichuan Cangxi Electric Power Co., Ltd. and Sichuan Huabang Hydroelectric Development Co., Ltd. on May 17, 2010 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.92

Grid Connection and Dispatching Agreement entered into by Sichuan Cangxi Electric Power Co., Ltd. and Sichuan Huabang Hydroelectric Development Co., Ltd. on May 18, 2010 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.93

Power Purchase and Sales Contract for Wangkeng Hydropower Station entered into by Fujian Province Electric Power Co., Ltd. and Pingnan County Wangkeng Hydroelectric Co., Ltd. on June 28, 2010 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.94

Fixed Assets Loan Contract dated as of July 15, 2010 between Fugong Xineng Power Development Co., Ltd. and Bank of China Limited, Fujian Branch (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.95

Power Purchase and Sale Contract dated as of July 16, 2010 between Lishui Electric Power Industry Bureau and Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.96

Power Purchase and Sale Contract dated as of July 16, 2010 between Lishui Electric Power Industry Bureau and Suichang County Jiulongshan Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.97

Grid Connection and Dispatching Agreement dated as of August 11, 2010 between Dehong Power Supply Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.98

Grid Connection and Dispatching Agreement for Husahe III Power Station dated as of August 11, 2010 between Dehong Power Supply Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.99

Grid Connection and Dispatching Agreement for Husahe IV Power Station dated as of August 11, 2010 between Dehong Power Supply Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.100

Grid Connection and Dispatching Agreement for Mangxian Power Station dated as of August 11, 2010 between Dehong Power Supply Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.101

Agricultural Bank of China Fixed Assets Loan Contract and Installment Repayment Agreement dated as of August 26, 2010 between Yunnan Huabang Electric Power Development Co., Ltd. and Agricultural Bank of China, Yingjiang County Sub-branch (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.102

Share Purchase Agreement for Shaowu City Jinling Power Generation Co., Ltd. dated as of September 28, 2010 among Fujian Huabang Hydroelectric Investment Co., Ltd., Fujian Taiyu Investment (Group) Co., Ltd., Shaowu City Fengyi Power Development Co., Ltd. and Jianyang City Xinguang Power Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.103

Grid Connection and Dispatching Agreement for Wangkeng Hydropower Station entered into by Fujian Province Electric Power Co., Ltd. Ningde Electric Power Industry Bureau and Pingnan County Wangkeng Hydroelectric Co., Ltd. on September 30, 2010 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.104

Share Transfer Contract for Jinping Kanghong Hydroelectric Development Co., Ltd. dated as of November 6, 2010 among Luquan Xiaopengzu Power Generation Co., Ltd. and various individual parties thereto (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.105

Transfer Contract Regarding 10% of the Equity of Pingnan County Wangkeng Hydroelectric Co., Ltd. dated as of November 22, 2010 between Sanming City Chenyang Hydroelectric Co., Ltd. and Fujian Huabang Hydroelectric Investment Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.106

Fixed Assets Loan Contract dated as of December 24, 2010 between Pingnan County Yuheng Hydroelectric Co., Ltd. and Bank of China Limited, Fujian Branch (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.107

Supplemental Agreement on the Power Purchase and Sale Contract for the Year of 2011 (Contract Number: De Dian Si 2011-079) (Binglangjiang expanded Power Station) dated as of December 29, 2010 between Dehong Power Supply Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.108

Grid Connection and Dispatching Agreement for Jinwei Hydropower Plant dated as of December 24, 2010 between Fujian Province Electric Power Co., Ltd. Nanping Electric Power Industry Bureau and Shaowu City Jinwei Hydroelectric Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.109

Supplemental Agreement on Power Purchase and Sale Contract for the Year of 2011 dated as of December 29, 2010 between Dehong Power Supply Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.110

Supplemental Agreement to Power Purchase and Sale Contract entered into by Yunnan Huabang Electric Power Development Co., Ltd. and Yunnan Dehong Electric Power Co., Ltd. on December 29, 2010 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.111

Fixed Assets Loan Contract dated as of December 31, 2010 between Fugong County Hengda Hydroelectric Development Co., Ltd. and Bank of China Limited, Yunnan Branch (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.112

Fixed Assets Loan Contract dated as of January 7, 2011 between Fugong County Hengda Hydroelectric Development Co., Ltd. and Bank of China Limited, Fujian Branch (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.113

Grid Connection and Dispatching Agreement dated as of March 2010 between Yunnan Grid Company and Luquan Xiaopengzu Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.114

Grid Connection and Dispatching Agreement dated as of September 30, 2010 between Fujian Province Electric Power Co., Ltd. Sanming Power Industry Bureau and Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.115

Warrant Exercise Agreement dated August 19, 2011 between China Hydroelectric Corporation and Vicis Capital Master Fund (incorporated by reference to Exhibit 4.1 to our Report on Form 6-K filed with the SEC on August 19, 2011)

4.116

Translation of Share Transfer Agreement for Pingnan County Yuanping Hydroelectric Co., Ltd. dated December 3, 2011 between China Hydroelectric Corporation and Mr. You Lang Fei (incorporated by reference to Exhibit 10.2 to our Annual Report on Form 20-F filed with the SEC on April 27, 2012)

4.117

Settlement Agreement dated September 30, 2012 between China Hydroelectric Corporation, Vicis Capital, LLC, John D. Kuhns, Mary Fellows, Richard H. Hochman, Anthony H. Dixon, Shadron Lee Stastney, Stephen Outerbridge, You-Su Lin and the Shareholder Group defined there in (incorporated by reference to Exhibit 99.2 to our Report on 6-K filed with the SEC on October 2, 2012)

4.118	Translation of Share Transfer Agreement for Pingnan County Yuheng Hydroelectric Co., Ltd dated October 18, 2012 between China Hydroelectric Corporation and a third party.
8.1	Subsidiaries of the Registrant
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

XBRL Interactive Data File will be filed by amendment to this Form 20-F within 30 days of the filing date of this Form 20-F, as permitted by Rule 405(a)(2)(ii) of Regulation S-T.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 18, 2013

CHINA HYDROELECTRIC CORPORATION

By:	/s/ You-Su Lin
	Name:	Dr. You-Su Lin
	Title:	Interim Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHINA HYDROELECTRIC CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
China Hydroelectric Corporation

We have audited the accompanying consolidated balance sheets of China Hydroelectric Corporation as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Hydroelectric Corporation at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that China Hydroelectric Corporation will continue as a going concern. As discussed in Note 2(a) to the financial statements, the Company has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ernst & Young Hua Ming LLP
Beijing, People’s Republic of China
April 18, 2013

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2012
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

		December 31,
	Notes	2011	2012
ASSETS
Current assets:
Cash and cash equivalents		8,391	7,967
Restricted cash		—	5,171
Accounts receivable (net of allowance for doubtful accounts of US$nil as of December 31, 2011 and 2012)	4	4,246	5,772
Notes receivable		—	1,877
Deferred tax assets	14	1,799	1,659
Amounts due from related parties (net of allowance for doubtful accounts of US$1,334 and US$1,338 as of December 31, 2011 and 2012)	28	—	86
Prepayments and other current assets (net of provision for impairment allowance of US$714 and US$1,560 as of December 31, 2011 and 2012)	5	2,999	14,150
Assets classified as held-for-sale	6	21,693	—
Total current assets		39,128	36,682
Non-current assets:
Property, plant and equipment, net	7	580,964	548,511
Land use rights, net	10	50,666	48,640
Intangible assets, net	8	5,788	4,660
Goodwill	9	135,651	112,481
Deferred tax assets	14	1,767	1,329
Other non-current assets	11	951	2,013
Total non-current assets		775,787	717,634
TOTAL ASSETS		814,915	754,316

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		5,251	3,124
Short-term loans	15	20,881	21,676
Current portion of long-term loans	15	51,651	35,537
Amounts due to related parties	28	12,174	12,705
Deferred tax liabilities	14	536	—
Accrued expenses and other current liabilities	12	75,002	43,825
Warrant liabilities	18	440	839
Liabilities directly associated with the assets classified as held-for-sale	6	11,920	—
Total current liabilities		177,855	117,706
Non-current liabilities:
Long-term loans	15	215,382	212,970
Deferred tax liabilities	14	26,563	24,345
Other non-current liabilities	16	237	6,780
Total non-current liabilities		242,182	244,095
Total liabilities		420,037	361,801

Commitments and contingencies	24

Shareholders’ equity
China Hydroelectric Corporation shareholders’ equity:
Ordinary shares (par value US$0.001 per share, 400,000,000 shares authorized as of December 31, 2011 and 2012; 161,989,097 shares issued and outstanding as of December 31, 2011 and 2012)	19	162	162
Additional paid-in capital		509,499	509,665
Accumulated other comprehensive income	21	42,968	41,597
Accumulated deficit		(158,229)	(159,472)
Total China Hydroelectric Corporation shareholders’ equity		394,400	391,952
Noncontrolling interests		478	563
Total shareholders’ equity		394,878	392,515
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		814,915	754,316

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2010	2011	2012
Revenues		58,158	54,597	85,388
Cost of revenues		(22,653)	(31,314)	(35,795)
Gross profit		35,505	23,283	49,593
Operating expenses:
General and administrative expenses (including share-based compensation expense of US$3,615, US$10,479 and US$166 in 2010, 2011 and 2012)		(19,166)	(28,896)	(20,348)
Impairment loss on goodwill	9	—	(11,388)	—
Impairment loss on long-lived assets	7	—	(11,590)	—
Total operating expenses		(19,166)	(51,874)	(20,348)
Operating income (loss)		16,339	(28,591)	29,245
Interest income		798	101	84
Interest expense	23	(13,855)	(24,757)	(28,070)
Changes in fair value of warrant liabilities	18	365	951	(399)
Exchange (loss) gain		(855)	(851)	28
Other income (loss), net	25	166	(334)	507
Income (loss) before income tax expense		2,958	(53,481)	1,395
Income tax expense	13	(3,208)	(1,527)	(6,451)
Net loss from continuing operations		(250)	(55,008)	(5,056)

Discontinued operations
Income (loss) from discontinued operations (net of income tax expense of US$152, US$101 and US$399 in 2010, 2011 and 2012)		4,235	(282)	1,140
Gain on disposal of discontinued operations (net of income tax expense of US$nil, US$nil and US$959 in 2010, 2011 and 2012)		—	—	2,767
Net income (loss) from discontinued operations	6	4,235	(282)	3,907

Net income (loss)		3,985	(55,290)	(1,149)

Less:
Net (income) loss attributable to noncontrolling interests		(243)	9,901	(94)
Net income (loss) attributable to China Hydroelectric Corporation shareholders		3,742	(45,389)	(1,243)
- Continuing operations		(493)	(45,107)	(5,150)
- Discontinued operations		4,235	(282)	3,907

Other comprehensive income (loss), net of income tax expense
Foreign currency translation adjustments		11,857	20,394	(1,413)
Defined benefit pension plans		—	(33)	33
Other comprehensive income (loss)		11,857	20,361	(1,380)
Comprehensive income (loss)		15,842	(34,929)	(2,529)
Less: Comprehensive (income) loss attributable to noncontrolling interests		(243)	9,586	(85)
Comprehensive income (loss) attributable to China Hydroelectric Corporation shareholders		15,599	(25,343)	(2,614)

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (Continued)
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2010	2011	2012
Net income (loss) attributable to China Hydroelectric Corporation shareholders		3,742	(45,389)	(1,243)
Less:
Cumulative dividends on Series A convertible redeemable preferred shares	17	(1,989)	—	—
Cumulative dividends on Series B convertible redeemable preferred shares	17	(1,412)	—	—
Cumulative dividends on Series C convertible redeemable preferred shares	17	(162)	—	—
Accretion of beneficial conversion feature on Series A convertible redeemable preferred shares	17	(6,990)	—	—
Accretion of beneficial conversion feature on Series B convertible redeemable preferred shares	17	(5,040)	—	—
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	17	(222)	—	—
Loss attributable to ordinary shareholders		(12,073)	(45,389)	(1,243)
Net (loss) income attributable to ordinary shareholders per share	20	(0.08)	(0.29)	(0.01)
—From continuing operations — basic and diluted		(0.11)	(0.29)	(0.03)
—From discontinued operations — basic and diluted		0.03	(0.00)	0.02
Weighted average number of ordinary shares used in computing:
Net loss attributable to ordinary shareholders per share — basic and diluted	20	143,253,450	156,505,076	161,989,097
Net (loss) income attributable to ordinary shareholders per ADS (equivalent to three ordinary shares)		(0.25)	(0.87)	(0.02)
—From continuing operations — basic and diluted		(0.34)	(0.86)	(0.09)
—From discontinued operations — basic and diluted		0.09	(0.01)	0.07
Weighted average number of ADS used in computing:
Net loss attributable ordinary shareholders per ADS — basic and diluted		47,751,150	52,168,358	53,996,366

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	For the Years Ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Net income (loss)	3,985	(55,290)	(1,149)
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Depreciation of property, plant and equipment	15,834	21,984	22,407
Amortization of land use rights	935	1,144	1,174
Amortization of intangible assets	161	213	199
Impairment loss on goodwill	—	11,388	—
Impairment loss on long-lived assets	—	11,590	—
Deferred income taxes	(656)	(485)	(163)
Changes in fair value of warrant liabilities	(365)	(951)	399
Gain from disposal of subsidiaries	—	—	(2,767)
Amortization of debt issuance costs	19	19	191
Accretion of guarantee deposit	391	—	—
Amortization of unfavorable contract obligations	(586)	—	—
Amortization of government grant	(6)	(3)	(3)
Share-based compensation expense	3,615	10,479	166
Loss from disposal of property, plant and equipment	73	266	508
Exchange loss (gain)	855	851	(28)
Gain from extinguishment of amounts due to original shareholders of acquired subsidiaries	—	—	(462)
Provision for impairment allowance on prepayments and other current assets	—	696	843
Provision for allowance for doubtful accounts on amounts due from a related party	—	1,302	—
Net pension cost recognized	—	173	33
Changes in operating assets and liabilities:
Accounts receivable	5,426	242	(1,797)
Notes receivable	—	—	(1,874)
Amounts due from related parties	(1,487)	—	—
Prepayments and other current assets	3,703	310	(463)
Other non-current assets	(138)	(344)	779
Accounts payable	690	(42)	(345)
Amounts due to related parties	—	—	(2)
Accrued expenses and other current liabilities	10,089	(1,903)	(1,524)
Other non-current liabilities	584	5	6,578
Net cash generated from operating activities	43,122	1,644	22,700
Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	(43,213)	(19,330)	(8,923)
Proceeds from disposal of subsidiaries	—	—	20,212
Advances to an acquired business prior to the acquisition date	(43,548)	—	—
Cash deposit for potential acquisitions	(9,475)	(696)	—
Acquisition of land use rights	(223)	—	—
Acquisition of property, plant and equipment	(2,927)	(1,490)	(7,091)
Proceeds from disposal of property, plant and equipment	3	112	35
Payment to contractors for construction projects	(4,223)	(3,330)	(6,931)
Loans to a related party	—	—	(86)
Net cash used in investing activities	(103,606)	(24,734)	(2,784)

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (Continued)
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	For the Years Ended December 31,
	2010	2011	2012

Cash flows from financing activities:
Purchase of subsidiary shares from noncontrolling interests	—	(1,204)	—
Proceeds from loans from related parties	2,247	1,263	572
Proceeds from short-term loans	8,327	23,066	28,070
Proceeds from long-term loans	23,805	45,823	72,947
Proceeds from initial public offering	96,000	—	—
Proceeds from exercised warrants	—	10,036	—
Proceeds from loans from third parties	—	17,456	20,161
Payment of deferred initial public offering costs	(10,012)	—	—
Payment of debt issuance costs and service fee	—	—	(704)
Payment of loans from related parties	—	—	(69)
Repayment of short-term loans	(7,206)	(20,889)	(28,051)
Repayment of long-term loans	(50,717)	(66,955)	(69,986)
Repayment of loans from third parties	—	(10,637)	(38,136)
Restricted cash	—	—	(5,166)
Net cash provided by (used in) financing activities	62,444	(2,041)	(20,362)
Net increase (decrease) in cash and cash equivalents	1,960	(25,131)	(446)
Effect of changes in exchange rate on cash and cash equivalents	(121)	76	11
Cash and cash equivalents at the beginning of the year	31,618	33,457	8,402
Cash and cash equivalents at the end of the year	33,457	8,402	7,967
Supplementary disclosure of cash flow information
Interest paid	15,812	22,928	19,983
Income taxes paid	1,261	2,333	2,855
Non-cash activities:
Non-cash portion of deferred initial public offering costs	1,036	—	—
Convertible redeemable preferred shares issued as dividends	3,563	—	—
Conversion of convertible redeemable preferred shares into ordinary shares	119,754	—	—
Non-cash portion of acquisition of subsidiaries	11,333	1,825	—
Non-cash portion of acquisition of property, plant and equipment	2,741	9,595	3,330
Non-cash portion of disposal of property, plant and equipment	—	20	—
Discharge of liability from disposal of subsidiaries	—	—	158

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	China Hydroelectric Corporation shareholders
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity (deficit)
Balance at December 31, 2009	15,541,666	16	36,251	11,065	(100,767)	789	(52,646)
Issuance of ordinary shares upon initial public offering	18,000,000	18	65,083	—	—	—	65,101
Issuance of warrants (Note 18)	—	—	7,200	—	—	—	7,200
Reclassification of warrant liabilities upon initial public offering (Note 18)	—	—	13,968	—	—	—	13,968
Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—	—	(1,989)	—	(1,989)
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—	—	(1,412)	—	(1,412)
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	—	—	(162)	—	(162)
Conversion of Series A convertible redeemable preferred shares into ordinary shares	63,016,780	62	186,467	—	—	—	186,529
Conversion of Series B convertible redeemable preferred shares into ordinary shares	50,795,457	51	150,304	—	—	—	150,355
Conversion of Series C convertible redeemable preferred shares into ordinary shares	5,941,613	6	20,512	—	—	—	20,518
Beneficial conversion feature on Series A convertible redeemable preferred shares upon conversion into ordinary shares	—	—	6,990	—	—	—	6,990
Accretion of beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	—	—	(6,990)	—	(6,990)
Beneficial conversion feature on Series B convertible redeemable preferred shares upon conversion into ordinary shares	—	—	5,040	—	—	—	5,040
Accretion of beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	—	—	(5,040)	—	(5,040)
Beneficial conversion feature on Series C convertible redeemable preferred shares upon conversion into ordinary shares	—	—	222	—	—	—	222
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	—	—	(222)	—	(222)
Noncontrolling interest in acquired subsidiaries	—	—	—	—	—	10,064	10,064
Share-based compensation expenses	—	—	3,615	—	—	—	3,615
Other comprehensive income	—	—	—	11,857	—	—	11,857
Net income	—	—	—	—	3,742	243	3,985
Balance at December 31, 2010	153,295,516	153	495,652	22,922	(112,840)	11,096	416,983

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (Continued)

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	China Hydroelectric Corporation shareholders
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity (deficit)
Balance at December 31, 2010	153,295,516	153	495,652	22,922	(112,840)	11,096	416,983
Reclassification of warrants from equity to liability	—	—	(1,391)	—	—	—	(1,391)
Exercise of warrants	8,693,581	9	9,666	—	—	—	9,675
Purchase of subsidiary shares from noncontrolling interests	—	—	(4,907)	—	—	(1,032)	(5,939)
Share-based compensation expenses	—	—	10,479	—	—	—	10,479
Other comprehensive income	—	—	—	20,046	—	315	20,361
Net loss	—	—	—	—	(45,389)	(9,901)	(55,290)
Balance at December 31, 2011	161,989,097	162	509,499	42,968	(158,229)	478	394,878
Share-based compensation expenses	—	—	166	—	—	—	166
Other comprehensive loss	—	—	—	(1,371)	—	(9)	(1,380)
Net (loss) income	—	—	—	—	(1,243)	94	(1,149)
Balance at December 31, 2012	161,989,097	162	509,665	41,597	(159,472)	563	392,515

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

During the years ended December 31, 2010, 2011 and 2012, the Company made six, one and nil acquisitions of hydroelectric entities, respectively. Details of the acquisitions made are disclosed in Note 3.

As of December 31, 2012, the Company’s subsidiaries included the following entities:

Subsidiaries	Place of Incorporation	Date of Establishment/ Acquisition	Percentage of Ownership	Principal Activities

Beijing A.B.C. Investment Consulting Co., Ltd. (“ABC”)	Mainland of PRC	April 19, 2007	100%	Provision of general and administrative services to group companies
Yunnan Huabang Electric Power Development Co., Ltd. (“Binglangjiang”)	Mainland of PRC	April 25, 2007	100%	Operation and development of hydroelectric assets
Sichuan Huabang Hydroelectric Development Co., Ltd. (“Liyuan”)	Mainland of PRC	May 21, 2007	100%	Operation and development of hydroelectric assets
Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. (“Yingchuan”)	Mainland of PRC	January 31, 2008	100%	Operation and development of hydroelectric assets
Qingtian Wuliting Hydroelectric Development Co., Ltd. (“Wuliting”)	Mainland of PRC	January 31, 2008	100%	Operation and development of hydroelectric assets
Suichang County Jiulongshan Hydroelectric Development Co., Ltd. (“Jiulongshan”)	Mainland of PRC	January 31, 2008	100%	Operation and development of hydroelectric assets
China Hydroelectric Corporation (Hong Kong) Limited (“CHC HK”)	Hong Kong (“HK”)	June 25, 2008	100%	Investment holding company

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

	Place of Incorporation	Date of Establishment/ Acquisition	Percentage of Ownership	Principal Activities

Pingnan County Wangkeng Hydroelectric Co., Ltd. (“Wangkeng”)	Mainland of PRC	October 21, 2008	100%	Operation and development of hydroelectric assets
Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. (“Banzhu”)	Mainland of PRC	October 22, 2008	100%	Operation and development of hydroelectric assets
Sun Power Asia Limited (“Sunpower”)	HK	November 14,2008	100%	Investment holding company
Yunhe County Shapulong Hydropower Generation Co., Ltd. (“Shapulong”)	Mainland of PRC	August 3, 2009	100%	Operation and development of hydroelectric assets
Zhejiang Longquan Ruiyang Cascaded II Hydropower Plant Co., Ltd. (“Ruiyang”)	Mainland of PRC	August 20, 2009	100%	Operation and development of hydroelectric assets
Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. (“Zhougongyuan”)	Mainland of PRC	December 3, 2009	100%	Operation and development of hydroelectric assets
Fujian Huabang Hydroelectric Investment Co., Ltd. (“Fujian Huabang”).	Mainland of PRC	January 14, 2010	100%	Investment holding company
Henan Wuyue Storage Power Generation Co., Ltd. (“Wuyue”)	Mainland of PRC	March 23, 2010	79%	Development of hydroelectric assets
Yingjiang County Qinrui Husahe Power Co., Ltd. (“Husahe”)	Mainland of PRC	April 19, 2010	100%	Operation and development of hydroelectric assets
Fugong County Hengda Electric Power Development Co., Ltd. (“Hengda”)	Mainland of PRC	June 22, 2010	100%	Operation and development of hydroelectric assets
Fugong County Xineng Electric Power Development Co., Ltd. (“Xineng”)	Mainland of PRC	August 16, 2010	100%	Operation and development of hydroelectric assets
Luquan Xiaopengzu Power Generation Co., Ltd. (“Xiaopengzu”)	Mainland of PRC	September 8, 2010	100%	Operation and development of hydroelectric assets
Shaowu City Jinling Power Generation Co., Ltd. (“Jinling”)	Mainland of PRC	December 30, 2010	100%	Operation and development of hydroelectric assets
Shaowu City Jinlong Hydroelectric Co., Ltd. (“Jinlong”)	Mainland of PRC	December 30, 2010	55%	Operation and development of hydroelectric assets
Shaowu City Jintang Hydroelectric Co., Ltd. (“Jintang”)	Mainland of PRC	December 30, 2010	74%	Operation and development of hydroelectric assets
Shaowu City Jinwei Hydroelectric Co., Ltd. (“Jinwei”)	Mainland of PRC	December 30, 2010	74%	Operation and development of hydroelectric assets
Jinping Kanghong Hydroelectric Development Co., Ltd. (“Dazhaihe”)	Mainland of PRC	April 10, 2011	100%	Operation and development of hydroelectric assets

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

As of December 31, 2012, the Group had working capital deficiency of US$81,024. This factor raises substantial doubt about the Company’s ability to continue as a going concern. The continued operation of the Group is dependent upon the Group’s ability in raising additional capital, obtaining additional financing and improving future operating and financial results. Therefore, the Company may not be able to realize its assets and discharge its liabilities in the normal course of business. In view of this, management has taken steps to actively pursue additional capital and financing.

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

The Group accounted for business combinations in accordance with ASC sub-topic 805-10 (“ASC 805-10”), Business Combinations: Overall. ASC 805-10 requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. During the measurement period, which shall not exceed one year from the acquisition date, the Company recognizes adjustments to the provisional amounts of acquisition-date fair value and the resulting goodwill for new information obtained as if the accounting for the business combination had been completed at the acquisition date. The comparative information for prior periods presented in the consolidated financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

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

(d) Fair value measurement

Financial instruments include cash and cash equivalents, accounts receivable, notes receivable, certain other current assets, accounts payable, certain other liabilities, short-term loans, long-term loans, convertible redeemable preferred shares and warrants. The carrying values of these financial instruments, other than long-term loans, convertible redeemable preferred shares and warrants, approximate their fair values due to their short-term maturities. The warrants issued in connection with the convertible notes and the IPO were recorded in equity at the fair value as determined on the day of issuance (Note 18). The convertible redeemable preferred shares were initially recorded at issue price net of issuance costs. The Company recognized changes in the redemption value immediately as they occur and adjusted the carrying value of the convertible redeemable preferred shares to equal the redemption value at the end of each reporting period. All of the convertible redeemable preferred shares were automatically converted into ordinary shares on January 25, 2010, the date of the Company’s IPO (Note 17). The warrants issued in connection with the convertible redeemable preferred shares were recorded as a liability at fair value as determined on the day of issuance and subsequently adjusted to the fair value at each reporting date (Note 18). Upon the closing of the Company’s IPO, these warrants issued in connection with the convertible redeemable preferred shares were reclassified from liability to equity at the fair value immediately prior to such reclassification (Note 18). During the year ended December 31, 2011, certain warrants were reclassified from equity to liability upon modification of terms (Note 18). These amended warrants were recorded as liabilities at fair value on the day of modification and subsequently adjusted to the fair value at each reporting date.

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

All assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 are summarized below:

	Quoted price in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$	US$	US$
Money market funds in cash equivalent	807	—	—
Warrant liabilities (Note 18)	—	—	440
	807	—	440

All assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 are summarized below:

	Quoted price in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$	US$	US$
Money market funds in cash equivalent	8	—	—
Warrant liabilities (Note 18)	—	—	839
	8	—	839

The following table presents a reconciliation of warrant liabilities measured at fair value on a recurring basis using significant unobservable inputs for the year ended December 31, 2012:

Warrant liabilities
US$
Balance as of December 31, 2011	440
Unrealized losses	399
Balance as of December 31, 2012	839

Unrealized losses of US$399 for the year ended December 31, 2012 were recorded in “changes in fair value of warrant liabilities” in the consolidated statements of comprehensive income.

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

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

In accordance with ASC 360-10, construction in progress of Wuyue with a carrying amount of US$11,590 was written down to its fair value of zero, resulting in an impairment charge of US$11,590, which was included in the statements of comprehensive income for the year ended December 31, 2011 (Note 7).

In accordance with ASC 350-20, goodwill with a carrying amount of US$147,039 was written down to its implied fair value of US$135,651, resulting in an impairment charge of US$11,388, which was included in the statements of comprehensive income for the year ended December 31, 2011 (Note 9).

No assets and liabilities were measured at fair value on a non-recurring basis as of December 31, 2012.

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

Each entity in the Group maintains its financial records in its own functional currency. Transactions denominated in foreign currencies are measured at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are remeasured using the exchange rates at the dates of the initial transactions.

The assets and liabilities of the Company’s subsidiaries are translated into the reporting currency of the Company at the exchange rates prevailing at the balance sheet date. The statements of comprehensive income of the Company’s subsidiaries are translated into the reporting currency of the Company at the weighted average exchange rates for the year. The resulting translation gains (losses) are recorded in accumulated other comprehensive income as a component of shareholders’ equity.

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

(f) Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term deposits with original maturity of three months or less at the date of purchase. Except for the restricted cash, none of the Group’s cash and cash equivalents is restricted as to withdrawal and use.

(g) Restricted cash

Restricted cash represents cash pledged to financial institutions as collateral for the Company’s bank loans (Note 15). The restriction on the cash collateral amount of US$5,171 as of December 31, 2012 will be released in May 2013 upon repayment of the bank loans.

(h) Accounts receivable

Accounts receivable are carried at net realizable value. In evaluating the collectability of receivable balances, the Group considers many factors, including the aging of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Accounts receivable are written off after all collective efforts have ceased.

(i) Notes receivable

Notes receivable represent short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the bill, which is generally within six months from the date of issuance. The holder of the bills can obtain payment from the financial institutions prior to the stated maturity date. In such a case, the holder will receive a discounted amount off the face value of the bill. There is recourse to the customers in the event the financial institutions default upon demand for payment by the holders of the notes. To reduce the Group’s credit risk, the Group has required certain customers to pay for electricity using notes receivable during the year ended December 31, 2012.

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

Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposal of assets are recorded by removing the cost and accumulated depreciation, with any resulting gain or loss reflected in the consolidated statements of comprehensive income.

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

If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the Group performs the second step of the quantitative goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it is less, the Group would then recognize an impairment loss. For the year ended December 31, 2012, the Company adopted ASU No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Other (ASC 350), pursuant to which the Company has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

The Group recognized goodwill impairment loss of US$nil, US$11,388 and US$nil for the years ended December 31, 2010, 2011 and 2012, respectively (Note 9).

Intangible assets are carried at cost less accumulated amortization. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets. The estimated useful life for the intangible assets as of December 31, 2012 is as follows:

Development right of Binglangjiang Phase II	30 years
Dam use right of Dongguan	40 years

The Group reviews and adjusts the carrying value of the intangible assets if facts and circumstances suggest the intangible assets may be impaired (Note 2(n)). The Group assessed and concluded that there was no impairment for intangible assets in any of the years presented.

(l) Land use rights

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

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

(m) Asset retirement obligations

ASC sub-topic 410-20 (“ASC 410-20”), Asset Retirement Obligations, requires companies to record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The value of the liability is capitalized as part of the carrying amount of the related long-lived asset. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. The Group’s asset retirement obligations relate primarily to the restoration of leased lands under land use rights granted by the local government to their original condition. Asset retirement obligations as of December 31, 2011 and 2012 were insignificant.

(n) Impairment of long-lived assets

The Group evaluates its long-lived assets, including property, plant and equipment, land use rights and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be recoverable in accordance with ASC sub-topic 360-10 (“ASC 360-10”), Property, Plant, and Equipment: Overall. When these events occur, the Group assesses the recoverability of long-lived assets by comparing the carrying amount of the assets to the expected future undiscounted cash flows resulting from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The Group recognized impairment loss on long-lived assets of US$nil, US$11,590 and US$nil for the years ended December 31, 2010, 2011 and 2012, respectively.

(o) Derivative instruments

ASC sub-topic 815-10 (“ASC 815-10”), Derivatives and Hedging: Overall, requires all contracts which meet the definition of a derivative to be recognized in the consolidated financial statements as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in shareholders’ equity as a component of other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in the consolidated statements of comprehensive income. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

(p) Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in shareholders’ equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The Group presents items of net income (loss) and other comprehensive income (loss) in one continuous statement. Accumulated other comprehensive income (loss) of the Group includes the cumulative foreign currency translation adjustments and net losses not recognized immediately as a component of net periodic pension cost of a defined benefit plan.

(q) Revenue recognition

The Group’s revenue is derived from the sale of electricity. Revenues are recognized when the following four criteria are met as prescribed by ASC sub-topic 605-10 (“ASC 605-10”), Revenue Recognition: Overall: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. The Group considers the terms of each arrangement to determine the appropriate accounting treatment. Revenue is generally earned and recognized upon transmission of electricity to the power grid controlled and owned by the respective regional or provincial grid companies. For transactions in which electricity has been transmitted to the power grid without a fixed or determinable unit price per kWh while the tariff is pending approval of the regional or provincial pricing bureau, cash received in exchange for the transmission of electricity to the power grid controlled by the respective regional or provincial grid companies has been recorded as customer deposits until such time the price becomes fixed and determinable. When the price becomes fixed and determinable, all or a portion of the customer deposits will be recognized as revenue. The Group does not defer the related cost of revenues, which is charged to expense as incurred. No customer deposits were recognized as of December 31, 2011 and 2012. The Group has not offered any discounts or rebates to its customers nor does it provide for refunds in its sales contracts with customers.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The Company’s subsidiaries are subject to withholding value-added tax (“VAT”) on the revenues earned in the PRC. The applicable rate of VAT is 6% for small hydroelectric power projects with a total installed capacity of 50 megawatts or less and 17% for large hydroelectric power projects with a total installed capacity of over 50 megawatts. For the year ended December 31, 2010, the lower VAT rate of 6% was applied to the hydroelectric power projects of Binglangjiang, Liyuan, Yingchuan, Wuliting, Pingnan County Yuheng Hydropower Co., Ltd. (“Yuheng”), Pingnan County Yuanping Hydroelectric Co., Ltd. (“Yuanping”), Jiulongshan, Zhougongyuan, Shapulong, Ruiyang, Husahe, Hengda, Xineng, Xiaopengzu, Jinling, Jinlong, Jintang and Jinwei, and the VAT rate of 17% was applied to the hydroelectric power projects of Banzhu and Wangkeng. For the years ended December 31, 2011 and 2012, the lower VAT rate of 6% was applied to the hydroelectric power projects of Binglangjiang, Liyuan, Yingchuan, Wuliting, Yuheng, Yuanping, Jiulongshan, Zhougongyuan, Shapulong, Ruiyang, Husahe, Hengda, Xineng, Xiaopengzu, Jinling, Jinlong, Jintang Jinwei and Dazhaihe, and the VAT rate of 17% was applied to the hydroelectric power projects of Banzhu and Wangkeng. VAT on revenues earned from the sale of electricity by the Group to its customers for the years ended December 31, 2010, 2011 and 2012 were US$5,728, US$4,583 and US$7,387, respectively. The Group has recognized revenues net of VAT in the consolidated statements of comprehensive income.

(r) Cost of revenues

Cost of revenues consists primarily of depreciation expense of hydroelectric power projects and related operating costs and overhead expenses directly attributable to the production of electricity.

(s) Leases

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

(t) Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC sub-topic 740-10 (“ASC 740-10”), Income Taxes: Overall. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, net operating loss and credits carryforwards, using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in the consolidated statements of comprehensive income in the period that includes the enactment date.

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

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The Group’s estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretation of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in the Group’s financial statements. Additionally, in future periods, change in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the change occurs. The Group classified unrecognized tax benefits as current liabilities to the extent the Group anticipates payment of cash within one year or the operating cycle, if longer.

The Company recognizes the tax benefit for the excess of the tax basis over the financial reporting basis or the tax liability when the financial reporting basis exceeds the tax basis (“outside basis difference”) of an investment in subsidiary in accordance with ASC sub-topic 740-30 (“ASC 740-30”), Income Taxes: Recognition, when it is apparent that the temporary differences will reverse in the foreseeable future. If it is more likely than not that a deferred tax liability will be realized as a result of the decision to dispose of a subsidiary, the tax liability would be recorded when the disposal group is classified as held for sale even though any gain expected upon disposal cannot be recognized until the sale is consummated.

(u) Net (loss) income per share

In accordance with ASC sub-topic 260-10 (“ASC 260-10”), Earnings Per Share: Overall, basic (loss) income per share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted (loss) income per share is calculated by dividing net (loss) income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents consist of the ordinary shares issuable upon the Group’s convertible redeemable preferred shares (Note 17), using the if-converted method, and ordinary shares issuable upon the conversion of the warrants (Note 18) and share options (Note 27), using the treasury stock method.

(v) Segment reporting

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

(w) Government grant

Government grants are recognized when there is reasonable assurance that the attaching conditions will be complied with. A grant relates to an expense item is recognized as income over the period necessary to match the grant on a systematic basis to the related costs, whereas a grant relates to an asset acquisition is recognized as deferred government grant and recognized as income in proportion to depreciation of the related assets. Grant income is recognized on a net basis as a reduction to cost of revenues in the consolidated statements of comprehensive income.

(x) Share-based payment

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

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and is adjusted to reflect future change in circumstances and facts, if any.

(y) Long-lived assets to be disposed of and discontinued operations

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

The Company accounts for a long-lived asset or disposal group to be sold in accordance with ASC 360-10, where such long-lived asset or disposal group is classified as held for sale in the period in which all six criteria are met: (1) a plan to sell the asset has been committed to by management; (2) the asset can be sold in its current condition; (3) an active plan has been initiated to find a buyer; (4) it is probable that the asset will be sold and the sale will be completed within one year and will qualify as a completed sale; (5) the sales price is reasonable relative to the asset’s current fair value and the entity is actively marketing the asset; and (6) it is unlikely that the plan to sell the asset will be withdrawn or changed significantly.

A long-lived asset or disposal group classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell, and it is presented separately on the balance sheets. Long-lived assets reclassified as held for sale are not depreciated or amortized.

The Company follows ASC 205-20 in its accounting for a component of the Company that has been disposed of or is classified as held for sale and has operations and cash flows that can be clearly distinguished from the rest of the Company. Such component is reported as discontinued operations. In the period in which a component has been disposed of or classified as held for sale, the results of operations, including any gain or loss after tax recognized in accordance with ASC 360-10, less applicable income taxes, for the periods presented are reclassified into line items of income separately from net income (loss) from continuing operations before extraordinary items (if applicable), in the consolidated statements of comprehensive income.

(z) Recently issued accounting standards

In July 2012, the FASB issued ASU No. 2012-02 (“ASU 2012-02”), Intangibles—Goodwill and Other (“Topic 350”), which is intended to reduce the cost and complexity of performing the impairment test for indefinite-lived intangible assets other than goodwill by providing entities an option to perform a qualitative assessment to determine whether further quantitative impairment testing is necessary. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that an indefinite lived intangible asset is impaired, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In February 2013, the FASB issued ASU No. 2013-02 (“ASU 2013-02”), Comprehensive Income (“Topic 220”), which is intended to improve the reporting of reclassifications out of accumulated other comprehensive income by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under US GAAP to be reclassified in its entirety to net income. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (for example, inventory) instead of directly to income or expense in the same reporting period. This standard is effective for fiscal years beginning after December 15, 2012, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

In March 2013, the FASB issued ASU No. 2013-05 (“ASU 2013-05”), Foreign Currency Matters (“Topic 830”), which is intended to resolve the diversity in practice about whether ASC 810-10 or ASC 830-30 applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity by requiring a parent deconsolidate a subsidiary or derecognize a group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) if the parent ceases to have a controlling financial interest in that group of assets. This standard is effective for the first interim or annual period beginning after December 15, 2014, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

3. ACQUISITIONS

(a) Acquisition of subsidiaries

Acquisition of subsidiaries during the year ended December 31, 2010

During the year ended December 31, 2010, the Company completed the acquisitions of100% ownership interest in (i) Husahe, (ii) Hengda, (iii) Xineng, (iv) Xiaopengzu and (v) Jinling and 79% ownership interest in (vi) Wuyue. As a result of these acquisitions, the Company is expected to further expand its hydroelectric power generation capacity in the PRC.

(i) Husahe

On March 2, 2010, Yunnan Huabang entered into an equity transfer purchase agreement with Dehong Qinrui Power Investment and Development Co., Ltd. to acquire 100% of the equity interest in Husahe. The total purchase price for the acquisition is RMB114,980 (US$16,844), which comprises a cash purchase price of RMB106,000 (US$15,528) and an additional cash payment of RMB8,980 (US$1,316) to acquire certain receivables of Husahe which were not originally included as part of the acquired assets in the equity transfer purchase agreement. Prior to the acquisition completion date, Fujian Huabang and Binglangjiang advanced RMB57,000 (US$8,350) and RMB51,000 (US$7,471) cash, respectively, as a capital injection to Husahe. The capital injection is to fund the future operations of Husahe. The Company concluded that the capital injection transferred to Husahe represents an advance to a subsidiary prior to the consummation of its acquisition rather than a cost directly related to its acquisition. Since the capital injection is not a liability incurred by the Group to former owners of Husahe, the payment does not form part of the total purchase consideration. Husahe owns and operates three hydroelectric stations located in Dehong County, Yunnan Province, which have been in operation since March 1995. The acquisition was completed and Yunnan Huabang took effective control of Husahe on April 19, 2010. The acquisition of Husahe meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since April 19, 2010.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition on April 19, 2010.

US$
Cash purchase price	16,844

Total purchase consideration	16,844

Cash	7,478
Property, plant and equipment, net	14,089
Other assets	9,958
Goodwill	1,826

Total assets acquired	33,351

Other liabilities	(15,998)
Deferred tax liabilities — non-current	(509)

Total liabilities assumed	(16,507)

Net assets acquired	16,844

The US$1,826 goodwill from the acquisition of Husahe was assigned to the Yunnan Province segment. The goodwill recognized is primarily attributable to expected synergies and the assembled workforce of Husahe. None of the goodwill is expected to be deductible for tax purposes.

The Company recognized US$54 of acquisition-related costs that were expensed in the year ended December 31, 2010. These costs are included in “General and administrative expenses” in the consolidated statements of comprehensive income.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The amounts of revenue and net profit of Husahe included in the Company’s consolidated statement of comprehensive income from April 19, 2010, the acquisition date, to December 31, 2010 are as follows:

US$
Revenue	1,698
Net profit	706

(ii) Hengda

On April 14, 2010, Fujian Huabang entered into an equity transfer purchase agreement with Yunnan Minfa Hydroelectric Development Co., Ltd and Xiamen Minrui Investment Co., Ltd. to acquire 100% equity interest in Hengda. The total purchase price for the acquisition is RMB65,000 (US$9,562) cash. Prior to the acquisition completion date, Fujian Huabang and Banzhu advanced RMB74,521 (US$10,962) and RMB1,130 (US$166) cash, respectively, as a capital injection to Hengda. The capital injection is to fund the future operations of Hengda. The Company concluded that the capital injection transferred to Hengda represents an advance to a subsidiary prior to the consummation of its acquisition rather than a cost directly related to its acquisition. Since the capital injection is not a liability incurred by the Group to former owners of Hengda, the payment does not form part of the total purchase consideration. Hengda owns and operates two hydroelectric stations located in Fugong County, Yunnan Province, which have been in operation since June and October 2007, respectively. The acquisition was completed and Fujian Huabang took effective control of Hengda on June 22, 2010. The acquisition of Hengda meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since June 22, 2010.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition on June 22, 2010.

US$
Cash purchase price	9,562

Total purchase consideration	9,562

Cash	1
Property, plant and equipment, net	38,653
Intangible assets	342
Other assets	407
Goodwill	428

Total assets acquired	39,831

Current portion of long-term loans	(3,015)
Other liabilities	(12,598)
Long-term loans	(14,269)
Deferred tax liabilities — non-current	(387)

Total liabilities assumed	(30,269)

Net assets acquired	9,562

The US$428 goodwill from the acquisition of Hengda was assigned to the Yunnan Province segment. The goodwill recognized is primarily attributable to expected synergies and the assembled workforce of Hengda. None of the goodwill is expected to be deductible for tax purposes.

The Company recognized US$169 of acquisition-related costs that were expensed in the year ended December 31, 2010. These costs are included in “General and administrative expenses” in the consolidated statements of comprehensive income.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The amounts of revenue and net loss of Hengda included in the Company’s consolidated statement of comprehensive income from June 22, 2010, the acquisition date, to December 31, 2010 are as follows:

US$
Revenue	1,497
Net loss	(58)

(iii) Xineng

On April 14, 2010, Fujian Huabang entered into an equity transfer purchase agreement with Yunnan Minhe Hydroelectric Investment Co., Ltd. to acquire 100% equity interest in Xineng. The total purchase price for the acquisition is RMB31,250 (US$4,591) cash. Prior to the acquisition completion date, Fujian Huabang and Hengda advanced RMB13,630 (US$2,003) and RMB6,134 (US$901) cash, respectively, as a capital injection to Xineng. The capital injection is to fund the future operations of Xineng. The Company concluded that the capital injection transferred to Xineng represents an advance to a subsidiary prior to the consummation of its acquisition rather than a cost directly related to its acquisition. Since the capital injection is not a liability incurred by the Group to former owner of Xineng, the payment does not form part of the total purchase consideration. The hydroelectric project of Xineng is located in Fugong County, Yunnan Province, and has been in operation since February 2009. The acquisition was completed and Fujian Huabang took effective control of Xineng on August 16, 2010. The acquisition of Xineng meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since August 16, 2010.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition on August 16, 2010.

US$
Cash purchase price	4,591

Total purchase consideration	4,591

Property, plant and equipment, net	19,847
Intangible assets	124
Other assets	255
Goodwill	1,004

Total assets acquired	21,230

Current portion of long-term loans	(73)
Other liabilities	(3,231)
Long-term loans	(13,149)
Deferred tax liabilities — non-current	(186)

Total liabilities assumed	(16,639)

Net assets acquired	4,591

The US$1,004 goodwill from the acquisition of Xineng was assigned to the Yunnan Province segment. The goodwill recognized is primarily attributable to expected synergies and the assembled workforce of Xineng. None of the goodwill is expected to be deductible for tax purposes.

The Company recognized US$104 of acquisition-related costs that were expensed in the year ended December 31, 2010. These costs are included in “General and administrative expenses” in the consolidated statements of comprehensive income.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The amounts of revenue and net loss of Xineng included in the Company’s consolidated statement of comprehensive income from August 16, 2010, the acquisition date, to December 31, 2010 are as follows:

US$
Revenue	556
Net loss	(80)

(iv) Xiaopengzu

On April 23, 2010, Fujian Huabang entered into an equity transfer purchase agreement with eight individual shareholders to acquire 100% of the equity interest in Xiaopengzu. The total purchase price for the acquisition is RMB150,000 (US$22,089). Prior to the acquisition completion date, Fujian Huabang, Binglangjiang, Yingchuan, Banzhu, Wangkeng and Yuanping advanced RMB42,500 (US$6,259), RMB13,000 (US$1,914), RMB10,000 (US$1,473), RMB6,500 (US$957), RMB20,000 (US$2,945) and RMB1,000 (US$147) cash, respectively, as a capital injection to Xiaopengzu. The capital injection is to fund the future operations of Xiaopengzu. The Company concluded that the capital injection transferred to Xiaopengzu represents an advance to a subsidiary prior to the consummation of its acquisition rather than a cost directly related to its acquisition. Since the capital injection is not a liability incurred by the Group to former owners of Xiaopengzu, the payment does not form part of the total purchase consideration. The hydroelectric project of Xiaopengzu is located in Luquan County, Yunnan Province and has been in operation since December 2009. The acquisition was completed and Fujian Huabang took effective control of Xiaopengzu on September 8, 2010. The acquisition of Xiaopengzu meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since September 8, 2010.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition on September 8, 2010.

US$
Cash purchase price	22,089

Total purchase consideration	22,089

Cash	2,350
Property, plant and equipment, net	45,592
Other assets	569
Goodwill	12,398

Total assets acquired	60,909

Current portion of long-term loans	(1,878)
Other liabilities	(16,420)
Long-term loans	(20,210)
Deferred tax liabilities — non-current	(312)

Total liabilities assumed	(38,820)

Net assets acquired	22,089

The US$12,398 goodwill from the acquisition of Xiaopengzu was assigned to the Yunnan Province segment. The goodwill recognized is primarily attributable to expected synergies and the assembled workforce of Xiaopengzu. None of the goodwill is expected to be deductible for tax purposes.

The Company recognized US$27 of acquisition-related costs that were expensed in the year ended December 31, 2010. These costs are included in “General and administrative expenses” in the consolidated statements of comprehensive income.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The amounts of revenue and net loss of Xiaopengzu included in the Company’s consolidated statement of comprehensive income from September 16, 2010, the acquisition date, to December 31, 2010 are as follows:

US$
Revenue	876
Net loss	(202)

(v) Jinling

On November 3, 2010, Fujian Huabang entered into an equity transfer purchase agreement with Fujian Taiyu Investment (Group) Co., Ltd. Shaowu City Fengyi Power Development Co., Ltd. and Jianyang City Xinguang Power Development Co., Ltd. (collectively referred to as “the Original Shareholders of Jinling”) to acquire 100% equity interest in Jinling, which held 55%, 74% and 74% of controlling interest in Jinlong, Jintang and Jinwei, respectively.

The total purchase price for the acquisition is RMB75,060 (US$11,333) cash. These hydroelectric projects are located in Shaowu City, Fujian Province, and have been in operation since 1985.The acquisition was completed and Fujian Huabang took effective control of Jinling and its subsidiaries on December 30, 2010. The acquisition of Jinling and its subsidiaries meets the definition of a business acquisition and the results of operations of the acquired business have been included in the Company’s consolidated financial statements since December 30, 2010.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition on December 30, 2010.

US$
Cash purchase price	11,333
Total purchase consideration	11,333

US$
Cash and Bank	26
Property, plant and equipment, net	78,953
Intangible assets	1,759
Other assets	1,665
Goodwill	9,341
Deferred tax assets— non-current	474

Total assets acquired	92,218

Short-term loans	(9,286)
Current portion of long-term loans	(5,964)
Long-term loans	(16,081)
Other liabilities	(41,549)
Deferred tax liabilities — non-current	(4,274)

Total liabilities assumed	(77,154)

Noncontrolling interest	(3,731)
Net assets acquired	11,333

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

The US$9,341 goodwill from the acquisition of Jinling and its subsidiaries was assigned to the Fujian Province segment. The goodwill recognized is primarily attributable to expected synergies and the assembled workforce of Jinling and its subsidiaries. None of the goodwill is expected to be deductible for tax purposes.

The Company recognized US$51 of acquisition-related costs that were expensed in the year ended December 31, 2010. These costs are included in “General and administrative expenses” in the consolidated statements of comprehensive income.

The amount of revenue and earnings of Jinling and its subsidiaries included in the Company’s consolidated statements of comprehensive income from December 30, 2010, the acquisition date, to December 31, 2010 were insignificant.

Unaudited pro forma consolidated financial information

The following unaudited pro forma consolidated financial information reflects the results of the operations of the Group for the year ended December 31, 2010, as if the acquisitions in 2010 described above had been completed at the beginning of the years presented. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on the dates indicated and may not be indicative of future operating results. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

For the Year Ended December 31, 2010
US$
Revenues	69,580
Loss before income taxes	(9,575)
Net loss attributable to ordinary shareholders	(7,653)
Basic and diluted loss per share	(0.05)

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

The acquisition of Wuyue does not meet the definition of a business acquisition and is accounted for as an asset acquisition. Wuyue is in the development stage during the year ended December 31, 2010.  As a result, no revenue and earnings of Wuyue are included in the Company’s consolidated statement of comprehensive income from March 23, 2010 to December 31, 2010.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Acquisition of a subsidiary during the year ended December 31, 2011

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

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition on April 10, 2011.

US$
Cash purchase price	9,019

Total purchase consideration	9,019

Cash	59
Property, plant and equipment, net	11,540
Other assets	555
Goodwill	6,646

Total assets acquired	18,800

Other liabilities	(9,303)
Deferred tax liabilities — non-current	(478)

Total liabilities assumed	(9,781)

Net assets acquired	9,019

The US$6,646 goodwill from the acquisition of Dazhaihe was assigned to the Yunnan Province segment. The goodwill recognized is primarily attributable to expected synergies and the assembled workforce of Dazhaihe. None of the goodwill is expected to be deductible for tax purposes.

The Company recognized US$28 of acquisition-related costs that were expensed in the year ended December 31, 2011. These costs are included in “General and administrative expenses” in the consolidated statements of comprehensive income.

The amounts of revenue and net loss of Dazhaihe included in the Company’s consolidated statement of comprehensive income from April 10, 2011, the acquisition date, to December 31, 2011 are as follows:

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

	For the Years Ended December 31,
	2010	2011
	US$	US$
Revenues	59,125	54,960
Profit (loss) before income taxes	2,824	(53,730)
Net loss attributable to ordinary shareholders	(12,322)	(45,638)
Basic and diluted loss per share	(0.09)	(0.29)

(b) Acquisition of noncontrolling interest

On January 14, 2011, Fujian Huabang, a wholly-owned subsidiary of the Company, completed the acquisition of the remaining 10% equity interest of Wangkeng pursuant to an equity transfer purchase agreement with Sanming Chenyang Hydroelectric Co., Ltd. dated November 22, 2010. The purchase consideration for the acquisition was US$5,939 (RMB38,967). The Company accounted for the purchase of subsidiary shares from the noncontrolling interest as an equity transaction in accordance with ASC 810-10. The carrying amount of the noncontrolling interest was adjusted from US$1,032 (RMB6,777) to US$nil to reflect the noncontrolling interest holder’s reduced ownership interest in Wangkeng’s net assets. The difference between the consideration paid by the Company to the noncontrolling interest holder and the adjustment to the carrying amount of the noncontrolling interest in Wangkeng was recognized in additional paid-in capital. Upon the completion of this transaction, Wangkeng became a wholly-owned subsidiary of the Group.

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

During the year ended December 31, 2012, the Company did not complete any acquisition of hydropower projects.

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

As of December 31, 2011and 2012, all of the accounts receivable balances were within credit terms.

5. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	December 31,
	2011	2012
	US$	US$
Advances for construction projects	88	78
Acquisition deposits	714	716
Amounts due from original shareholders of acquired subsidiaries	1,244	1,297
Consideration receivable from disposal of a subsidiary	—	11,534
Others	1,667	2,085
	3,713	15,710
Less: Provision for impairment allowance	(714)	(1,560)
Total	2,999	14,150

Acquisition deposits as of December 31, 2012 and 2011 represent a deposit of US$477 (2011: US$476) advanced by Wangkeng to Long Yan Ting Zhou Hydroelectric Development Co., Ltd. in April 2011 for the acquisition of the Ting Zhou hydroelectric project and a deposit of US$239 (2011: US$238) advanced by Hengda to Lushui Jinman Hydro Development Co., Ltd. in April 2011 for the acquisition of the Jinmanhe power project. As of December 31, 2011, these acquisitions have not been completed and the memorandums of understanding in relation to these acquisitions have expired. As a result, the Group recognized a full provision for impairment allowance on the acquisition deposits of US$716 (2011: US$714) as of December 31, 2012.

Amounts due from original shareholders of acquired subsidiaries as of December 31, 2012 and 2011 mainly represent US$794 (2011: US$487) receivable from the original shareholders of Jinling and its subsidiaries for business tax and land value added tax related to the disposal of an office building and US$503 (2011: US$502) from the original shareholders of Banzhu for social insurance which should be borne by the original shareholders in accordance with the equity purchase agreements. As of December 31, 2012, the amounts due from the original shareholders of Jinling and its subsidiaries are determined to be not recoverable. As a result, the Group recognized a full provision for impairment allowance of US$794 in the year ended December 31, 2012.

On October 18, 2012, the Company entered into an equity purchase and sale agreement with a third-party to dispose 100% equity interest in Yuheng for a total consideration of US$21,269 (RMB134,000) cash. Consideration receivable from disposal of a subsidiary as of December 31, 2012 represents US$11,534 unpaid consideration due from the buyer, which was fully settled on March 19, 2013.

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

As of December 31, 2011, Yuanping met the criteria for disposal group to be classified as held for sale in accordance with ASC 360-10. In addition, Yuanping has operations and cash flows that were clearly distinguished from the rest of the Group in accordance with ASC 205. Accordingly, the operating results of Yuanping have been presented as discontinued operations in the consolidated statements of comprehensive income for all years presented. The assets and liabilities related to Yuanping have been presented as assets classified as held-for-sale and liabilities directly associated with the assets classified as held-for-sale, respectively, in accordance with ASC360-10 in the consolidated balance sheet as of December 31, 2011. The disposal date was March 2, 2012, which was the date the Company lost effective control over Yuanping.

On October 18, 2012, the Company entered into an equity purchase and sale agreement with a third-party to dispose 100% equity interest in Yuheng for a total consideration of US$21,269 (RMB134,000) cash. Yuheng owns and operates one hydroelectric station located in the Fujian Province, the PRC. The disposal date was October 31, 2012, which was the date the Company lost effective control over Yuheng. Accordingly, the operating results of Yuheng have been presented as discontinued operations in the consolidated statements of comprehensive income for all years presented.

The breakdown of assets and liabilities attributable to discontinued operations as of each reporting date and the disposal dates and the results of discontinued operations for the years presented are as follows:

(a)   Assets of disposal group classified as held-for-sale

December 31
2011
US$
Cash and cash equivalents	11
Property, plant and equipment, net	17,376
Goodwill	3,214
Other intangible assets	587
Deferred tax assets	259
Other current assets	246
Total	21,693

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

(b)   Liabilities directly associated with the assets classified as held-for-sale

December 31
2011
US$
Long-term loans	10,475
Deferred tax liabilities, non-current	815
Current portion of long-term loans	476
Accrued expenses and other current liabilities	154
Total	11,920

In accordance with ASC 740, as it is more likely than not that a deferred tax liability will be realized as a result of the decision to dispose of Yuanping, a tax liability of US$136 was recorded when the disposal group is classified as held for sale even though any capital gain tax expected upon disposal cannot be recognized until the sale is consummated. In March 2012, the tax liability was cleared when the disposal transaction was completed.

(c)   Assets and liabilities attributable to discontinued operations

The breakdown of assets and liabilities attributable to discontinued operations of Yuanping as of December 31, 2011 and the date of disposal on March 2, 2012 is as follows:

	December 31	March 2
	2011	2012
	US$	US$
Assets:
Cash and cash equivalents	11	56
Property, plant and equipment, net	17,376	17,304
Goodwill	3,214	3,219
Other intangible assets	587	617
Deferred tax assets	259	259
Other current assets	246	328
Total	21,693	21,783

Liabilities:
Long-term loans	10,475	10,489
Deferred tax liabilities, non-current	815	827
Current portion of long-term loans	476	477
Accrued expenses and other current liabilities	154	163
Total	11,920	11,956

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The breakdown of assets and liabilities attributable to discontinued operations of Yuheng as of December 31, 2011 and the date of disposal on October 31, 2012 is as follows:

	December 31	October 31
	2011	2012
	US$	US$
Assets:
Cash and cash equivalents	33	472
Property, plant and equipment, net	19,004	18,509
Goodwill	23,445	23,448
Other intangible assets	1,966	1,916
Deferred tax assets	333	174
Other current assets	651	241
Total	45,432	44,760

Liabilities:
Long-term loans	8,729	7,301
Deferred tax liabilities, non-current	1,818	2,046
Current portion of long-term loans	15,553	14,920
Accrued expenses and other current liabilities	1,402	2,256
Other non-current liabilities	—	33
Total	27,502	26,556

(d)   Results of discontinued operations

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Revenues	8,495	4,737	4,661
Cost of revenues	(2,192)	(2,098)	(1,131)
General and administrative expenses	(274)	(226)	(176)
Interest income	393	2	2
Interest expense	(1,997)	(2,580)	(1,634)
Other (loss) income, net	(38)	(16)	3,543
Income tax expense	(152)	(101)	(1,358)
Net income (loss) from discontinued operations	4,235	(282)	3,907

The gain on disposal of US$1,819 and US$1,907 from the disposition of Yuanping and Yuheng, respectively, was included in “other (loss) income, net”.

(e)          No allocation of cash flows has been made between continuing and discontinued operations, as the cash flows provided by or used in the operating, investing and financing activities of the discontinued operations were insignificant.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and its related accumulated depreciation as of December 31, 2011 and 2012 are as follows:

	December 31,
	2011	2012
	US$	US$
Dams and reservoirs	343,851	339,123
Buildings	128,448	124,154
Machinery	156,685	153,837
Transportation equipment	1,840	1,865
Electronic equipment and others	4,187	4,244
Less: Accumulated depreciation	(55,237)	(74,852)
	579,774	548,371
Construction in progress, net	1,190	140
Total	580,964	548,511

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Construction in progress, net of impairment charge, as of December 31, 2011 and 2012 is as follows:

	Jiulongshan	Liyuan	Binglangjiang	Wuyue	Wuliting	Yingchuan	Xineng	Hengda	Ruiyang	Zhougongyuan	Jinling	Dazhaihe	Total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2010	33	—	268	10,520	—	9	—	—	9	19	8	—	10,866
Addition to construction in progress	34	1,129	1,384	808	—	—	—	—	—	2,922	—	—	6,277
Transfer to property, plant and equipment	(55)	—	(1,658)	—	—	—	—	—	—	(2,942)	(8)	—	(4,663)
Impairment of construction in progress	—	—	—	(11,590)	—	—	—	—	—	—	—	—	(11,590)
Foreign currency translation adjustment	1	29	7	262	—	—	—	—	—	1	—	—	300
Balance as of December 31, 2011	13	1,158	1	—	—	9	—	—	9	—	—	—	1,190
Addition to construction in progress	—	1,350	—	—	1,316	—	278	11	1,091	1,429	—	48	5,523
Transfer from property, plant and equipment	—	—	—	—	—	—	610	—	—	—	—	13	623
Transfer to property, plant and equipment	—	(2,416)	(1)	—	(1,316)	—	(888)	(11)	(1,076)	(1,429)	—	(61)	(7,198)
Foreign currency translation adjustment	—	2	—	—	—	—	—	—	—	—	—	—	2
Balance as of December 31, 2012	13	94	—	—	—	9	—	—	24	—	—	—	140

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

Interest costs from continuing operations qualifying for capitalization in the years ended December 31, 2010, 2011 and 2012 were US$nil, US$10 and US$nil, respectively.

Depreciation expenses from continuing operations for the years ended December 31, 2010, 2011 and 2012 were US$14,645, US$20,763 and US$21,747, respectively. Accumulated depreciation as of December 31, 2011 and 2012 included foreign currency translation adjustment of US$2,164 and US$157, respectively. Depreciation expenses have been reported in the following accounts:

	For the Years ended December 31,
	2010	2011	2012
	US$	US$	US$
Cost of revenues	(14,419)	(20,466)	(21,402)
General and administrative expenses	(226)	(297)	(345)
Total	(14,645)	(20,763)	(21,747)

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

In connection with the acquisition of Yuanping in 2008, the Company acquired a contractual right to use water from the dam and reservoir of the Jinzaoqiao station, which has a useful life of 40 years. The Company recognized the fair value of US$563 of the water use right as a separate intangible asset apart from goodwill in accordance with ASC 805-10. The estimated useful life of the water use right is 40 years. As of December 31, 2011, the net carrying value of the water use right of US$562 was classified as assets held-for-sale. The water use right was disposed in March 2012 (Note 6).

On August 12, 2009, Yuheng acquired a contractual right to use water from the dam and reservoir of Wanquan Power Generation Co., Ltd. for a purchase price of US$1,025. The term of the water use right is 30 years. The water use right was disposed in October 2012 (Note 6).

In connection with the acquisition of Jinling, the Company acquired a right to use the dam of the Dongguan hydropower project which has a useful life of 40 years. The Company recognized the fair value of US$1,759 for the dam use right as a separate intangible asset apart from goodwill in accordance with ASC 805-10. The estimated useful life of the dam use right of Dongguan is 40 years.

Intangible assets and their related accumulated amortization as of December 31, 2011 and 2012 are as follows:

	December 31, 2011
	Gross Carrying Value	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Value
Development right of Binglangjiang Phase II	2,909	(509)	611	3,011
Water use right of Wanquan Power Generation Co., Ltd.	1,025	(129)	78	974
Dam use right of Dongguan	1,759	(45)	89	1,803
Total	5,693	(683)	778	5,788

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

	December 31, 2012
	Gross Carrying Value	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Value
Development right of Binglangjiang Phase II	2,909	(629)	619	2,899
Dam use right of Dongguan	1,759	(90)	92	1,761
Total	4,668	(719)	711	4,660

Amortization expenses from continuing operations for the years ended December 31, 2010, 2011 and 2012 were US$111, US$161 and US$165, respectively. Amortization expenses have been reported in the following accounts:

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Cost of revenues	—	(45)	(45)
General and administrative expenses	(111)	(116)	(120)
Total	(111)	(161)	(165)

The estimated annual amortization expenses for each of the five succeeding fiscal years are as follows:

US$
2013	165
2014	165
2015	165
2016	165
2017	165

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

9. GOODWILL

Goodwill of US$112,481 as of December 31, 2012 represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired relating to the acquisition of Binglangjiang during 2007, the acquisitions of Yingchuan, Wuliting, Wangkeng, and Banzhu during 2008, the acquisitions of Shapulong and Ruiyang during 2009, the acquisitions of Husahe, Hengda, Xineng, Xiaopengzu and Jinling and its subsidiaries during 2010 and the acquisition of Dazhaihe during 2011, net of foreign currency translation adjustment. Goodwill is not deductible for tax purposes. In accordance with ASC 350-10, goodwill is not amortized but is tested for impairment at least annually.

The changes in the carrying amount of goodwill by operating and reportable segments for the years ended December 31, 2011 and 2012 are as follows:

	Yunnan Province	Sichuan Province	Fujian Province	Zhejiang Province	Total
	US$	US$	US$	US$	US$
Balance as of December 31, 2010	19,036	—	76,358	41,241	136,635
Goodwill acquired during the year	6,646	—	—	—	6,646
Reclassified to assets held-for-sale	—	—	(3,214)	—	(3,214)
Foreign currency translation adjustment	1,122	—	3,744	2,106	6,972
Impairment of goodwill	(5,260)	—	(6,128)	—	(11,388)
Balance as of December 31, 2011	21,544	—	70,760	43,347	135,651
Foreign currency translation adjustment	53	—	119	106	278
Disposal of subsidiaries	—	—	(23,448)	—	(23,448)
Balance as of December 31, 2012	21,597	—	47,431	43,453	112,481

	December 31,
	2011	2012
	US$	US$
Gross carrying value	147,330	124,189
Less: Accumulated impairment loss	(11,679)	(11,708)
Net carrying value	135,651	112,481

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

During the year ended December 31, 2012, the Company performed a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on the qualitative assessment, the Company determined that it is not more likely than not that the fair value of its reporting units was less than their carrying value. Accordingly, the first and second steps of the goodwill impairment test are not necessary in accordance with ASC 350-10. For the years ended December 31, 2011and 2012, the Company recognized an impairment loss on goodwill of US$11,388 and US$nil, respectively.

During the year ended December 31, 2012, the Company completed the disposal of two wholly-owned subsidiaries, Yuheng and Yuanping (Note 6). Goodwill amounting to US$23,448 and US$3,219 for Yuheng and Yuanping, respectively, was derecognized on the respective disposal date.

10. LAND USE RIGHTS

Land use rights and their related accumulated amortization as of December 31, 2011 and 2012 are as follows:

	December 31,
	2011	2012
	US$	US$
Land use right	48,500	47,521
Less: Accumulated amortization	(3,528)	(4,614)
Foreign currency translation adjustment	5,694	5,733
Total	50,666	48,640

The estimated annual amortization expenses for each of the five succeeding fiscal years are as follows:

US$
2013	1,156
2014	1,156
2015	1,156
2016	1,156
2017	1,156

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

11. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	December 31,
	2011	2012
	US$	US$
Long-term prepaid debt insurance cost	591	315
Long-term prepaid rental expenses	270	118
Long-term prepaid compensation cost	90	337
Deposit for financing arrangement	—	859
Unamortized service fee	—	187
Long-term prepaid guarantee fee	—	197
Total	951	2,013

On August 9, 2012, Liyuan entered into an agreement with International Far Eastern Leasing Co., Ltd. (“IEL”) to sell certain power generation assets to IEL for cash consideration of US$7,151 and simultaneously leased back the assets for three years at a monthly lease payment of US$219. The implicit interest rate on the lease payments is 6.5% per annum which is determined based on 0.35% above the benchmark interest rate announced by the People’s Bank of China for 1 to 3 years loans on August 9, 2012. As Liyuan retained substantially all of the benefits and risks from the ownership of the leased assets, the arrangement was accounted for as financing from IEL in accordance with ASC 840-40, Sale-leaseback transactions (Note15). Pursuant to the agreement, Liyuan paid a nonrefundable service fee of US$354 and a refundable deposit of US$858 to IEL. The deposit will be repaid to Liyuan at the end of the lease period.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2011	2012
	US$	US$
Accrued payroll expenses	2,583	3,445
Retainage due to contractors	2,283	199
Purchase consideration payable	4,752	—
Employee termination costs	—	1,750
Guarantee deposits from original shareholders of acquired subsidiaries	4,265	1,358
Income tax payable	1,425	5,406
Other taxes payable	1,989	2,326
Amounts due to original shareholders of acquired subsidiaries	22,942	1,345
Unrecognized tax benefits (Note 13)	4,344	—
Accrued interests on unrecognized tax benefits (Note 13)	1,036	—
Accrued water resource fee	1,417	1,496
Loans from third parties	14,483	13,627
Interest payable	1,056	1,260
Accrued dam and reservoirs repair fee	3,835	1,424
Reservoir maintenance fund	1,398	1,905
Advance from customers	124	1,014
Deposits from third parties	1,905	716
Accrued audit fee	937	650
Other liabilities	4,228	5,904
Total	75,002	43,825

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Purchase consideration payable as of December 31, 2011 represents the US$1,825, US$18 and US$2,909 outstanding unpaid portion of the purchase consideration for the acquisitions of Xiaopengzu, Ruiyang and Wuliting, respectively, which were fully settled with the original shareholders during the year ended December 31, 2012.

Employee termination costs as of December 31, 2012 represent the termination benefits payable to the former chairman and CEO, John Kuhns, and the former executive vice president and corporate secretary, Mary Fellows. Based on a settlement agreement with the Company, John Kuhns and Mary Fellows resigned from their executive officer positions with the Group with effective date on September 30, 2012 and agreed to serve as senior advisors to the board of directors until December 15, 2012. After completion of their advisory roles, the Company shall pay aggregate termination benefits of US$1,250 and US$500 to John Kuhns and Mary Fellows, respectively, on a monthly basis over the course of 24 months.

Guarantee deposits of US$4,265 from original shareholders of acquired subsidiaries as of December 31, 2011 represent security deposits received by the Company from original shareholders of Wangkeng, Wuliting and Yingchuan which will be returned by the Company within ten days when the original shareholders of the acquired subsidiaries furnish the Company with final documentation relating to the acquired hydroelectric power projects and dams and reservoirs. The final documentation has not been provided in full as of December 31, 2011 and the Company will retain the guarantee deposits until receipt of such documentation. The final documentation was provided by the original shareholders of Wangkeng and Wuliting and the guarantee deposits were returned by the Company during the year ended December 31, 2012. Guarantee deposits of US$87 and US$1,271 from original shareholders of acquired subsidiaries as of December 31, 2012 represent security deposits received by the Company from original shareholders of Yingchuan and Jinling, respectively, which will be returned by the Company when the original shareholders of the acquired subsidiaries furnish the Company with final documentation relating to the acquired hydroelectric power projects and dams and reservoirs or formal title certificates with respect to the land. The final documentation and title certificates have not been provided in full as of December 31, 2012 and the Company will retain the security deposits until receipt of such documentations.

Amounts due to original shareholders of acquired subsidiaries as of December 31, 2011 represent (i) US$2,785 payable to the original shareholders of Dazhaihe, Wangkeng and Wuliting for their entitlement to the net working capital surplus of Dazhaihe, Wangkeng and Wuliting immediately prior to the consummation of the acquisitions in accordance with the supplemental equity transfer purchase agreements; and (ii) liabilities assumed in the acquisition of Jinling, which consisted of amounts payable to original shareholders of Jinling related to borrowings from these original shareholders before the acquisition date of US$18,735. The borrowings are repayable on demand and are subject to a weighted average interest rate of 7.33% per annum as of December 31, 2011. Amounts due to the original shareholder of Wangkeng, Wuliting and Jinling were fully settled during the year ended December 31, 2012. Amounts due to original shareholders of acquired subsidiaries as of December 31, 2012 mainly represent US$1,271 payable to the original shareholders of Dazhaihe, Hengda, Xineng and Banzhu for their entitlement to the net working capital surplus of Dazhaihe, Hengda, Xineng and Banzhu immediately prior to the consummation of the acquisitions in accordance with the supplemental equity transfer purchase agreements.

Loans from third parties as of December 31, 2011 represent RMB denominated loans from non-financial institutions of US$3,483, US$1,478, US$3,174, US$3,174 and US$3,174 for Jinling, Jinlong, Xiaopengzu, Wuliting and Jiulongshan, respectively. The loans for Jinling and Jinlong bear an interest rate of 18.55% per annum and 18.0% per annum, respectively, and are unsecured and repayable within one year. The loans for Xiaopengzu, Wuliting and Jiulongshan were guaranteed by Yuheng, repayable on demand, and bear an interest rate of 21.6% per annum. Loans from non-financial institutions for Xiaopengzu, Wuliting and Jiulongshan were fully repaid during the year ended December 31, 2012. Loans from third parties as of December 31, 2012 represent RMB denominated loans from non-financial institutions of US$9,139, US$4,121, US$240 and US$127 for Jinling, Jinlong, Hengda and Binglangjiang, respectively. The loans of US$32, US$2,743 and US$6,364 for Jinling bear an interest rate of 24%, 18% and 32% per annum, respectively. The loans for Jinlong bear an interest rate of 18% per annum. The loans for Hengda and Binglangjiang are interest free.

Deposits from third parties as of December 31, 2011 and 2012 represent cash deposits received from certain third-party individuals bidding for the right to provide outsourcing management services to the Group’s hydropower stations in the Zhejiang Province, the PRC, in 2013. The deposits are interest-free and repayable by the Group upon selection of the provider for the outsourcing management services. On September 1, 2012, the subsidiaries in the Zhejiang Province signed new agreements with third-parties to terminate the bidding and reached consensus to return the deposits during the first six months of 2013.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

13. INCOME TAX EXPENSE

Cayman Islands

Under the current income tax laws of the Cayman Islands, the Company is not subject to tax on any income or capital gain.

Hong Kong

Under the current income tax laws of Hong Kong, in general, companies are subject to Hong Kong Profits Tax at 16.5% on income arising in or derived from Hong Kong. CHC HK and Sunpower do not derive any income which is subject to Hong Kong Profits Tax since their incorporations. In addition, upon payments of dividends by CHC HK and Sunpower to the Company, no Hong Kong withholding tax will be imposed.

PRC

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax at 25% unless otherwise specified.

Pursuant to GuoShuiFa [2002] No. 47 and CaiShui [2011] No. 58, the Company’s PRC subsidiaries which are located in the Western region of the PRC and engaged in hydroelectric power activities are entitled to the preferential tax rate of 15% from 2010 to 2020 and 2-year full income tax exemption followed by 3-year 50% income tax reduction (the “2+3 tax holiday”), respectively. For a domestic enterprise, the 2+3 tax holiday starts from its commencement of business operation. For a foreign investment enterprise, the 2+3 tax holiday starts from its first profit-making year from income tax perspective. Accordingly, the following preferential tax rates are noted:

(i)                                     Binglangjiang and Husahe are subject to income tax at 15% from 2010 to 2020;

(ii)                                  Liyuan and Hengda were subject to income tax at 7.5% for 2010 and 2011, and are subject to income tax at 15% from 2012 to 2020;

(iii)                               Xineng and Xiaopengzu were tax exempted for 2010, and are subject to income tax at 7.5% from 2011 to 2013, and at 15% from 2014 to 2020; and

(iv)                              Based on the local tax authority’s approvals, Dazhaihe was tax exempted for 2010, and is subject to income tax at 7.5% for 2011, at 12.5% for 2012 and 2013, and at 15% from 2014 to 2020.

Further, Banzhu, being a foreign invested production-type enterprise, was entitled to a 2+3 tax holiday which is grandfathered under the prevailing PRC Corporate Income Tax Law (“the CIT Law”) and its relevant regulations. As such, Banzhu is subject to income tax at 12.5% from 2010 to 2012.

In accordance with the prevailing CIT Law and its relevant regulations, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2012, no detailed interpretation or guidance has been issued to define “place of effective management” for non-China-funded overseas enterprises, such as the Company. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax under the CIT Law. As of December 31, 2012, the Company has analyzed the applicability of this law and has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The Group had minimal operations in jurisdictions other than the PRC.

Income (loss) before income tax expense from continuing operations consists of:

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Cayman Islands	(11,072)	(17,593)	(7,962)
Hong Kong	(1,262)	(659)	(680)
PRC	15,292	(35,229)	10,037
	2,958	(53,481)	1,395

Income tax expense consists of:

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Current income tax expense	3,846	2,113	7,013
Deferred income tax benefit	(638)	(586)	(562)
Income tax expense	3,208	1,527	6,451

A reconciliation of the actual income tax expense to the amount computed by applying the PRC statutory tax rate to income (loss) before income tax expense in the consolidated statements of comprehensive income is as follows:

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Taxation at PRC statutory tax rate of 25%	739	(13,370)	349
Effect of non-PRC entities not subject to income tax	3,083	4,564	2,161
Effect of tax holiday	(301)	—	(466)
Effect of preferential tax rate	(210)	(248)	(14)
Current and deferred tax rate differential	—	1,015	1,167
Deemed interest income	695	1,010	276
Non-deductible expenses	565	4,337	3,041
Change in valuation allowance	(1,363)	3,818	575
Impact of changes in enacted tax rates	—	(325)	—
Prior year tax audit adjustment	—	190	—
PRC withholding tax on the outside basis difference of the discontinued operations	—	136	—
Provision for (reversal of) PRC dividend withholding tax	—	400	(296)
Effect of changes in the tax basis of property, plant and equipment	—	—	(225)
Reduction to unrecognized tax benefits due to lapse of statute of limitations	—	—	(117)
Income tax expense	3,208	1,527	6,451
Effective tax rate (%)	108.45%	(2.86)%	462.44%

The aggregate amount and effect of tax holidays on basic and diluted loss per share are as follows:

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Aggregate amount	301	—	466
Basic and diluted	0.002	—	0.003

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The Company’s unrecognized tax benefits are mainly related to transfer pricing and non-deductible expenses.

A reconciliation of the Company’s unrecognized tax benefits is as follows:

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Balance as of January 1	2,329	3,743	6,093
Addition for tax positions taken in the current period	88	459	396
Reclassified from income tax payable for tax positions of prior years	973	2,336	1,138
Addition for tax positions from newly acquired entities	382	—	—
Reduction for tax positions of prior years	(122)	(87)	(171)
Lapse of statute of limitations	—	—	(117)
Reclassified to liabilities directly associated with the assets classified as held-for-sale or disposal of discontinued operations	—	(618)	(1,276)
Foreign currency translation	93	260	14
Balance as of December 31	3,743	6,093	6,077

As of December 31, 2011 and 2012, the Company’s unrecognized tax benefits of US$6,093 and US$6,077, of which US$4,998 and US$4,159, respectively, of the unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. Of the US$6,093 and US$6,077 unrecognized tax benefits, US$1,749 and US$986, respectively, are presented on a net basis on the face of the balance sheet against deferred tax asset related to net operating loss, for which a full valuation allowance would otherwise be recorded.

Management does not expect the amount of unrecognized tax benefits will change significantly in the next 12 months. As of December 31, 2011 and 2012, unrecognized tax benefits of US$4,344 and US$5,091 were included in “accrued expense and other current liabilities” and “other non-current liabilities”, respectively. During the years ended December 31, 2010, 2011 and 2012, the Company recognized interest related to unrecognized tax benefits amounting to US$200, US$457 and US$576 in interest expense, respectively. Total accrued interests as of December 31, 2011 and 2012 were US$1,036 and US$1,583, respectively, and were included in “accrued expenses and other current liabilities” and “other non-current liabilities”, respectively. There is no penalty recognized by the Company in relation to its unrecognized tax benefits.

For the Company’s PRC subsidiaries, their tax years 2006 through 2012 remain open to examination by the tax authorities as of December 31, 2012.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

14. DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The significant components of deferred tax assets and deferred tax liabilities of the Company are as follows:

	December 31,
	2011	2012
	US$	US$
Deferred tax assets—current
Allowance for uncollectible other receivables	533	747
Accrued water resource fee	277	332
Accrued expenses	517	706
Other payable	1,076	622
Deferred tax assets—current	2,403	2,407

Valuation allowance	(604)	(748)
Net deferred tax assets-current	1,799	1,659

Deferred tax liabilities—current
Outside basis difference of discontinued operations (Note 6)	(136)	—
PRC dividend withholding tax	(400)	—
Deferred tax liabilities—current	(536)	—

Deferred tax assets—non-current
Net operating loss carryforwards	2,056	1,746
Depreciation of property, plant and equipment	505	812
Provision for impairment allowance	3,472	3,481
Others	11	10
Deferred tax assets—non-current	6,044	6,049

Valuation allowance	(4,277)	(4,720)
Net deferred tax asset—non-current	1,767	1,329

Deferred tax liabilities—non-current
Fair value step-up of property, plant and equipment	(25,246)	(23,279)
Unfavorable contract obligation—electricity supply contract	9	—
Fair value step-up of intangible assets	(1,326)	(1,066)
Deferred tax liabilities—non-current	(26,563)	(24,345)

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Deferred tax assets of US$333 and deferred tax liabilities of US$1,818 as of December 31, 2011 were derecognized as a result of the disposal of Yuheng during the year ended December 31, 2012.

The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

The Group recognized a decrease in valuation allowance of US$1,363 and increases in valuation allowance of US$3,818 and US$575 during the years ended December 31, 2010, 2011 and 2012, respectively. Foreign currency translation adjustments of US$54, US$69 and US$12 on valuation allowance were recognized in accumulated other comprehensive income during the years ended December 31, 2010, 2011 and 2012, respectively.

Net operating loss carryforward amounted to US$13,830 as of December 31, 2012, of which US$170, US$1,160, US$1,883, US$6,396 and US$4,221 will expire in years 2013, 2014, 2015, 2016 and 2017, respectively.

Apart from the amount disclosed above related to PRC dividend withholding tax on the undistributed earnings of a foreign subsidiary, deferred tax liabilities have not been provided on the undistributed earnings amounting US$19,245 and US$29,260 of the Company’s other foreign subsidiaries as of December 31, 2011 and 2012, respectively, as the Company intends to indefinitely reinvest such earnings into its foreign subsidiaries. Under the prevailing income tax law of the PRC and its relevant regulations, dividends paid by PRC enterprises out of profits earned after December 31, 2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries. The amounts of unrecognized deferred tax liabilities for the foreign subsidiaries’ undistributed earnings are US$1,925 and US$2,926 as of December 31, 2011 and 2012, respectively.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

15. BORROWINGS

Total borrowings as of December 31, 2011 and 2012 consist of:

	December 31,
	2011	2012
	US$	US$
Short-term:
Secured	20,087	21,676
Unsecured	794	—
Long-term:
Current portion, secured	51,651	35,537
Non-current, secured	215,382	212,970
Total borrowings	287,914	270,183

The short-term loans outstanding as of December 31, 2011 represent RMB denominated loans of US$9,141, US$1,111, US$794, US$1,587, US$5,555 and US$2,693 for Jinling, Jinlong, Wuliting, Yingchuan, Ruiyang and Binglangjiang obtained from financial institutions, respectively. These loans are due for settlement in 2012. The short-term loans for Jinling of US$7,554 were obtained from Agricultural Bank of China with annual interest rates between 5.8410% and 7.8720% and were secured by the pledge of the property, plant and equipment of Jinling. The short-term loan for Jinling of US$1,587 was obtained from China Construction Bank with an annual interest rate of 6.1160% and was guaranteed by Fujian Taiyu Investment (Group) Co., Ltd. The short-term loan for Jinlong of US$1,111 was obtained from Rural Credit Cooperative Shaowu Jiefang Branch with an annual interest rate of 14.43% and was secured by the pledge of the property, plant and equipment of Jinlong. The short-term loan for Wuliting of US$794 was obtained from Shanghai Pudong Development Bank with an annual interest rate of 9.76% and was guaranteed by Yingchuan. The short-term loan for Yingchuan of US$1,587 was obtained from Shanghai Pudong Development Bank with an annual interest rate of 10.496% and was guaranteed by Wuliting. The short-term loans for Ruiyang of US$5,555 were obtained from Shanghai Pudong Development Bank with annual interest rates between 10.496% and 18% and were guaranteed by Wuliting. The short-term loans for Binglangjiang of US$1,587 were obtained from Agricultural Bank of China with annual interest rates of 6.626% and 6.888% and were secured by the pledge of the property, plant and equipment of Binglangjiang. The short-term loans for Binglangjiang of US$1,106 were obtained from Construction Bank of China with annual interest rates between 6.728% and 7.625% and were secured by the pledge of proceeds from the future electricity sales of Binglangjiang.

The short-term loans outstanding as of December 31, 2012 represent RMB denominated loans of US$5,823, US$3,818, US$795, US$4,773, US$2,243, US$1,101 and US$623 for Jinling, Wangkeng, Yingchuan, Ruiyang, Zhougongyuan, Binglangjiang and Hengda, respectively, and US$ denominated loans of US$2,500 obtained from financial institutions. These loans are due for settlement in 2013. The short-term loans for Jinling of US$2,386 were obtained from Agricultural Bank of China with annual interest rates between 7.20% and 7.80% and were guaranteed by Wangkeng, and US$3,437 were obtained from Agricultural Bank of China with annual interest rates between 7.80% and 8.528% and were secured by the pledge of the property, plant and equipment of Jinling. The short-term loan for Wangkeng of US$3,818 was obtained from Industrial bank of Fujian with an annual interest rate of 8.7% and was guaranteed by Pingnan County Yuanping Hydroelectric Co., Ltd. The short-term loan for Yingchuan of US$795 was obtained from Shanghai Pudong Development Bank with an annual interest rate of 9.60% and was guaranteed by Wuliting. The short-term loan for Ruiyang of US$1,591 was obtained from Shanghai Pudong Development Bank with annual interest rates of 15%, and was secured by the pledge of the property, plant and equipment of Zhougongyuan and guaranteed by Yingchuan, and US$3,182 was obtained from Shanghai Pudong Development Bank with annual interest rates of 18% and was secured by the pledge of the property, plant and equipment of Jiulongshan and guaranteed by Wuliting. The short-term loan for Zhougongyuan of US$2,243 was obtained from Shanghai Pudong Development Bank with an annual interest rate of 5.40% and was secured by the pledge of a certificate of deposit of Zhougongyuan. The short-term loan for Binglangjiang of US$1,101 was obtained from Construction Bank of China with annual interest rates of 7% and was secured by the pledge of proceeds from the future electricity sales of Binglangjiang. The short-term loan for Hengda of US$623 was obtained from Agricultural Bank of China with annual interest rate of 6.29% and was secured by the pledge of notes receivable with face amount of US$636. The short-term loan for CHC HK of US$2,500 was obtained from Bank of China with an annual interest rate of 4.64% and was secured by the pledge of a certificate of deposit of Fujian Huabang.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The long-term loans of US$267,033 outstanding as of December 31, 2011 relate to RMB denominated loans obtained by Binglangjiang, Hengda, Xineng, Xiaopengzu, Yingchuan, Wuliting, Jiulongshan, Ruiyang, Zhougongyuan, Shapulong, Yuheng, Wangkeng, Banzhu, Jinling and its subsidiaries from financial institutions. The loan balances of Yingchuan that were not in compliance with certain debt covenants as of December 31, 2010 were not settled during the year ended December 31, 2011 and remained classified as current portion of long-term loans as of December 31, 2011.

The long-term loans of US$248,507 outstanding as of December 31, 2012 relate to RMB denominated loans obtained by Binglangjiang, Hengda, Xineng, Xiaopengzu, Yingchuan, Wuliting, Jiulongshan, Ruiyang, Zhougongyuan, Shapulong, Wangkeng, Banzhu, Liyuan, Jinling and its subsidiaries from financial institutions. The loan balances of Yingchuan that were not in compliance with certain debt covenants as of December 31, 2011 were fully settled during the year ended December 31, 2012.

The interest rates on these long-term loans are variable based on the benchmark rate published by the People’s Bank of China each year. The weighted average interest rate on the long-term loans for the years ended December 31, 2011 and 2012 was 7.00% and 6.96%, respectively. The long-term loans are due from 2013 to 2027 and are secured by the following:

(a) Corporate guarantee by third parties

Long-term loans amounting to US$30,552 and US$28,256 as of December 31, 2011 and 2012, respectively, were guaranteed by the following third parties:

	December 31,
	2011	2012
	US$	US$
Guaranteed by:
Guangsha Construction Group Co., Ltd.	14,284	10,119
Fujian Taiyu Investment (Group) Co., Ltd.	—	7,159
Shaowu City Jinling Power Generation Co., Ltd. and Nanping City Xingshui Co., Ltd.	5,079	4,455
Fujian Taiyu Investment (Group) Co., Ltd., Shaowu City Jinling Power Generation Co., Ltd. and Xiamen Youen Hydropower Development Co., Ltd.	11,189	6,523
	30,552	28,256

(b) Pledge of property, plant and equipment

As of December 31, 2011, long-term loans of US$251,639 were secured by the pledge of the property, plant and equipment in the amount of US$569,006 of Binglangjiang, Hengda, Xineng, Xiaopengzu, Yingchuan, Wuliting, Ruiyang, Jiulongshan, Zhougongyuan, Shapulong, Wangkeng, Banzhu, Jinlong, Jinwei and Jintang.

As of December 31, 2012, long-term loans of US$237,752 were secured by the pledge of the property, plant and equipment in the amount of US$564,563 of Binglangjiang, Liyuan, Hengda, Xineng, Xiaopengzu, Yingchuan, Wuliting, Ruiyang, Jiulongshan, Zhougongyuan, Shapulong, Wangkeng, Banzhu, Jinlong, Jinwei and Jintang.

(c) Pledge of proceeds from future electricity sales

As of December 31, 2011, long-term loans of US$115,978 were secured by the proceeds from future electricity sales of Binglangjiang, Hengda, Xineng, Xiaopengzu, Zhougongyuan, Jiulongshan, Wangkeng, Jinling and Jinlong.

As of December 31, 2012, long-term loans of US$171,740 were secured by the proceeds from future electricity sales of Hengda, Xineng, Xiaopengzu, Wuliting, Zhougongyuan, Jiulongshan, Ruiyang, Yingchuan, Shapulong, Wangkeng, Jinling, Jinlong and Liyuan.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

(d) Pledge of equity interest

As of December 31, 2012, long-term loans of US$20,683 and US$6,431 were secured by the pledge of the Company’s equity interest in Wuliting and Liyuan, respectively.

Maturities of long-term loans for the five years succeeding December 31, 2012 are as follows:

US$
2013	35,537
2014	37,274
2015	30,120
2016	30,082
2017	28,438
Thereafter	87,056
248,507

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

16. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of the following:

	December 31,
	2011	2012
	US$	US$
Unrecognized tax benefits (Note 13)	—	5,091
Accrued interests on unrecognized tax benefits (Note 13)	—	1,583
Government grant	103	100
Defined benefit plan obligation	129	—
Others	5	6
Total	237	6,780

Other non-current liabilities as of December 31, 2011 mainly represent deferred government grant of US$103 relating to Banzhu and net defined benefit obligation of US$129 (Note 22(b)). The defined benefit obligation was fully settled during the year ended December 31, 2012.

Other non-current liabilities as of December 31, 2012 mainly represent deferred government grant of US$100 relating to Banzhu and unrecognized tax benefits and related interests of US$6,674.

The government grant of Banzhu is recognized as income over the periods necessary to match it on a systematic basis with the related costs which it is intended to compensate. During the years ended December 31, 2010, 2011 and 2012, US$6, US$3 and US$3 has been recognized as a reduction to cost of revenues, respectively.

17. CONVERTIBLE REDEEMABLE PREFERRED SHARES

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

No cash dividends were declared by the Company on the Series A, Series B and Series C Preferred Shares for the period from January 1, 2010 to January 25, 2010. A cumulative dividend of US$1,989, US$1,412 and US$162 for Series A, Series B and Series C Preferred Shares, respectively, was accrued and recorded as a reduction of income available to ordinary shareholders for the period from January 1, 2010 to January 25, 2010.

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

As of December 31, 2011 and 2012, 6,000,000 preferred shares at par value of US$0.001 per share were authorized and no preferred shares were issued and outstanding.

18. WARRANTS

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

On November 10, 2006, the Company also issued two warrants to Morgan Joseph & Co., Inc (“Morgan Joseph”), as part of the payment for services rendered by Morgan Joseph on the issuance of convertible notes (the “Notes”). One warrant allows Morgan Joseph to purchase 550,000 units of securities (each unit consists of one ordinary share and two warrants each to purchase one ordinary share of the Company at US$5.00 per share) and the other warrant allows Morgan Joseph to purchase 283,333 units of securities (each unit consists of one ordinary share and four warrants each to purchase one ordinary share of the Company at US$5.00 per share) issued by the Company at US$6.60 per unit (“Morgan Joseph Warrants”). The exercise period of the Morgan Joseph Warrants commences on the date of issuance and expires on November 10, 2011. The Morgan Joseph Warrants provide for a cashless exercise option. The Morgan Joseph Warrants expired unexercised.

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

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Under ASC sub-topic 815-40 (“ASC 815-40”), Derivatives and Hedging: Contracts in Entity’s Own Equity, if a contract could potentially be cash settled, and such settlement is not within the control of the issuer, the derivative is accounted for as an asset or liability, and changes in fair value are recognized in the consolidated statements of comprehensive income. From their respective issuance date to the expiration date on November 10, 2011, the Company evaluated ASC 815-40-25-7 to ASC 815-40-25-35 and concluded that the Founder’s Warrants, Morgan Joseph Warrants and Holders’ Warrants could only be physical settled or net-share settled but not net-cash settled. Therefore, these warrants have been classified as equity since their respective issuance date and the fair value at their respective commitment date was determined to be minimal.

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

The Morgan Joseph Preferred Shares Warrant was classified as a liability from its issuance date to the closing of the Company’s IPO on January 25, 2010, in accordance with ASC sub-topic 480-10 (“ASC 480-10”), Distinguishing Liabilities from Equity: Overall, as Morgan Joseph is entitled to a cashless exercise into Series A Preferred Shares which are contingently redeemable for cash. The fair value of the Morgan Joseph Preferred Shares Warrant was US$899 and US$13,968 at the time of issuance and as of January 25, 2010, respectively. An income of US$365 from the change in fair market value of the Morgan Joseph Preferred Shares Warrant was recognized in the statements of comprehensive income during the year ended December 31, 2010.

Upon the closing of the IPO on January 25, 2010, all of the outstanding Series A Preferred Shares were automatically converted into ordinary shares. As a result, pursuant to the preferred shares subscription agreement, the Morgan Joseph Preferred Shares Warrant automatically became a warrant that allows Morgan Joseph to purchase up to 4,606,880 ordinary shares at US$3.26 per share and was reclassified from liability to equity (“Morgan Joseph Converted Warrant”). The Morgan Joseph Converted Warrant commences on the date of the IPO and expires on January 28, 2013. The Morgan Joseph Converted Warrant provides for a cashless exercise option. The Morgan Joseph Converted Warrant expired unexercised.

On January 25, 2010, the Company completed an IPO, whereby the Company issued 6,000,000 units of securities at US$16.00 per unit. Each unit consists of one American Depositary Share (“ADS”) and one warrant (“IPO Warrant”). Each ADS represents three ordinary shares and each IPO Warrant entitles the holder to purchase three ordinary shares for an exercise price of US$15.00. The Company determined that the relative fair value of the ADSs and the IPO Warrants was US$14.80 and US$1.20, respectively, and allocated the sales proceeds of US$16.00 per unit of securities to the ADS and the IPO Warrant based on their relative fair values. The exercise period of the IPO Warrants commences on the date of issuance and expires on the earlier of January 27, 2014 or the redemption of the warrants by the Company. The IPO Warrants can be redeemed at the option of the Company at any time during the exercise period at US$0.01 per warrant, provided that the sales price per ADS equals or exceeds US$23.00 for any 20 trading days within a 30-trading day period before the redemption.

On January 25, 2010, the Company issued a warrant to Broadband Capital Management LLC (“Broadband Capital”), as part of the payment for services rendered by Broadband Capital in connection with the Company’s IPO, for US$100.00. The warrant allows Broadband Capital to purchase a number of units of securities equal to an aggregate of 4% of the units of securities sold in the IPO at an exercise price of 120% of the IPO price, or US$19.20 per unit (the “Underwriter’s Warrants”). The warrants underlying the units of securities issuable upon exercise of the Underwriter’s Warrant are equivalent to the IPO Warrants, except that the Underwriter’s Warrants are exercisable at 120% of the IPO warrant exercise price, or $18.00 for three ordinary shares. The Underwriter’s Warrants are exercisable on a cashless basis, are non-redeemable and have a five-year term.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Upon the closing of the Company’s IPO on January 25, 2010 and as of December 31, 2011 and 2012, in accordance with ASC 815-40, the Morgan Joseph Converted Warrant, IPO Warrants and Underwriter’s Warrants were concluded to be indexed solely to the Company’s own stock since the warrants do not contain an exercise contingency based on an observable market or an observable index, and the settlement amount would equal to the difference between the fair value of a fixed number of the Company’s ordinary shares and a fixed exercise price. In addition, the Company evaluated ASC 81-40-25-7 to ASC 815-40-25-35 and concluded that the Morgan Joseph Converted Warrant, IPO Warrants and Underwriter’s Warrants could only be physical settled or net-share settled but not net-cash settled. Therefore, the Morgan Joseph Converted Warrant, IPO Warrants and Underwriter’s Warrants have been classified as equity since the Company’s IPO on January 25, 2010.

The Morgan Joseph Converted Warrant, IPO Warrants and Underwriter’ s Warrants will continue to be reported as equity until such time as the warrants are exercised, expire, or become cash-settleable. In the event of a reclassification from equity to liability, the warrants will be measured at a new fair value as of the reclassification date with the change from the existing carrying value to the new fair value as an adjustment to shareholders’ equity.

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

On October 27, 2011, the Company amended the exercise price of the Shoen’s Warrants to US$1.15 per share. Immediately after the amendment, Shoen exercised 31,072 of the warrants to purchase 31,072 ordinary shares of the Company at the reduced exercise price of US$1.15 per share. After the exercise, the Company further amended three other terms of the remaining 35,892 warrants held by Shoen (the “Shoen’s Amended Warrants”) by (i) introducing full-ratchet anti-dilution protection where the exercise price is further adjusted to equal the dilutive price if the Company issues or sells any shares or equity-linked instrument at a price per share or new exercise price per share less than the reduced exercise price of US$1.15; (ii) providing a cashless exercise option; and (iii) increasing the hurdle for the Company’s exercise of its call option over the Founders’ Warrants, from a bid price equals or exceeds US$8.50 per share to US$17.66 per share.

The Company evaluated ASC 815-40-15 and concluded that the 10,004,157 Vicis’ Amended Warrants and the 35,892 Shoen’s Amended Warrants are not indexed to its own stock due to the full-ratchet anti-dilution protection because the issuance of shares or an-equity-linked instrument in the future is not an input to the determination of the fair value of the settlement amount of a fixed-for-fixed or equity instrument. Therefore, the Vicis’ Amended Warrants and the Shoen’s Amended Warrants were reclassified from equity to liability. In accordance with ASC 815-40-35, the change in fair value of the Vicis’s Amended Warrants and the Shoen’s Warrants during the period these warrants were classified as equity was accounted for as an adjustment to stockholders’ equity with any subsequent change in fair value being adjusted through earnings. The aggregate fair value of the Vicis’ Amended Warrants and the Shoen’s Amended Warrants were US$1,391, US$440 and US$839 at the time of amendment and as of December 31, 2011 and 2012, respectively. Thus, a debit to additional paid-in capital of US$1,391 and a gain of US$951 from the change in fair value of the Vicis’ Amended Warrants and Shoen’s Amended Warrants were recognized in the statements of shareholders’ equity and the statements of comprehensive income, respectively, during the year ended December 31, 2011. A loss of US$399 from the change in fair value of the Vicis’ Amended Warrants and Shoen’s Amended Warrants was recognized in the statements of comprehensive income during the year ended December 31, 2012.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The fair values of the outstanding Vicis’s Amended Warrants and Shoen’s Amended Warrants, which are classified as liabilities, were estimated at their commitment date and December 31, 2011 and 2012 using the following assumptions:

	Vicis’ Amended Warrants	Shoen’s Amended Warrants	Vicis’/Shoen’s Amended Warrants	Vicis’/Shoen’s Amended Warrants
Commitment date/ year-end date	August 18, 2011	October 27, 2011	December 31, 2011	December 31, 2012
Average risk-free rate of return	0.24%	0.24%	0.24%	0.14%
Expected term/life	2.38 years	2.18 years	2.00 years	1.00 years
Volatility rate	52.52%	51.20%	72.00%	88.40%
Expected dividend yield	—	—	—	—
Fair value of ordinary share	0.14	0.04	0.04	0.57
Estimated forfeiture rate	0%	0%	0%	0%

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

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying warrants and the fair value of the Company’s ordinary shares as of December 31, 2012, for those warrants that have an exercise price currently below the fair value of the Company’s ordinary shares. As of December 31, 2012, the Company has warrants outstanding to purchase an aggregate 34,086,929 ordinary shares. None of these warrants has an exercise price below the fair value of the Company’s ordinary shares, resulting in an aggregate intrinsic value of US$nil.

All warrants were vested as of the date they were issued, except for the Underwriter’s Warrants which vested 540 days after the IPO on July 19, 2011. Except for the exercise and expiration of warrants described above, no other warrants were redeemed, forfeited, cancelled or exercised for the years ended December 31, 2010, 2011 and 2012.

19. SHARE CAPITAL

The Company’s authorized ordinary share capital was 400,000,000 shares at par value of US$0.001 per share as of December 31, 2011 and 2012. There were 161,989,097 ordinary shares issued and outstanding as of December 31, 2011 and 2012, respectively.

On January 25, 2010, the Company completed an IPO, whereby the Company issued 6,000,000 units of securities at US$16.00 per unit. Each unit consists of one ADS priced at US$14.80 and one warrant priced at US$1.20. Each ADS represents three ordinary shares and each warrant entitles the holder to purchase three ordinary shares for an exercise price of US$15.00. Upon the closing of the Company’s IPO on January 25, 2010, all of the issued and outstanding Series A, Series B and Series C Preferred Shares and the related accrued cumulative dividends were automatically converted into 63,016,780, 50,795,457 and 5,941,613 ordinary shares, respectively. There were no preferred shares issued and outstanding as of December 31, 2011 and 2012.

On August 19, 2011 and October 27, 2011, Vicis and Shoen exercised a portion of their warrants to purchase 8,662,509 ordinary shares at US$1.1544 per share and 31,072 ordinary shares at US$1.15 per share from the Company, respectively (Note 18).

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

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

20. BASIC AND DILUTED (LOSS) INCOME PER SHARE

Basic and diluted (loss) income per share for the years ended December 31, 2010, 2011 and 2012 are calculated as follows:

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Numerator for basic loss per share:
Loss attributable to ordinary shareholders	(12,073)	(45,389)	(1,243)
Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	—
Accretion of beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	—
Accretion of beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	—
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	—
Numerator for diluted loss per share	(12,073)	(45,389)	(1,243)
Denominator:
Weighted average number of ordinary shares outstanding—basic	143,253,450	156,505,076	161,989,097
Dilutive effect of convertible securities:
Warrants	—	—	—
Convertible redeemable preferred shares	—	—	—
Share options	—	—	—
Weighted average number of ordinary shares outstanding—diluted	143,253,450	156,505,076	161,989,097
(Loss) income per share—basic and diluted	(0.08)	(0.29)	(0.01)
From continuing operations	(0.11)	(0.29)	(0.03)
From discontinued operations	0.03	(0.00)	0.02

The Group had securities outstanding which could potentially dilute basic loss per share in the future, but these securities were excluded from the computation of diluted loss per share in the years ended December 31, 2010, 2011 and 2012, as their effects would have been anti-dilutive. Such outstanding securities consist of warrants and share options in 2010, 2011 and 2012 and convertible redeemable preferred shares in 2010.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

21. ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in the balances of each component of accumulated other comprehensive income for the years ended December 31, 2010, 2011 and 2012 are as follows:

	Foreign currency items	Defined benefit pension plan items	Total
	US$	US$	US$
Balance at December 31, 2009	11,065	—	11,065
Current-period other comprehensive income	11,857	—	11,857
Net current-period other comprehensive income	11,857	—	11,857
Balance at December 31, 2010	22,922	—	22,922
Current-period other comprehensive income (loss)	20,079	(33)	20,046
Net current-period other comprehensive income (loss)	20,079	(33)	20,046
Balance at December 31, 2011	43,001	(33)	42,968
Current-period other comprehensive income	954	33	987
Amounts reclassified from accumulated other comprehensive income	(2,358)	—	(2,358)
Net current-period other comprehensive (loss) income	(1,404)	33	(1,371)
Balance at December 31, 2012	41,597	—	41,597

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

22. EMPLOYEE BENEFIT PLANS

(a) Defined contribution plan

The Group’s full time employees in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on 33.5% to 44.9% of the employees’ salaries, subject to a certain cap limit, depending on the location of employment. The total contribution for such employee benefits, which was expensed as incurred, was US$810, US$1,045 and US1,324 for the years ended December 31, 2010, 2011 and 2012, respectively. The Group has no additional legal obligations or liabilities for the benefits beyond the paid and accrued amounts.

In November 2008, the New York office of the Company established a 401(k) retirement plan, which requires a dollar by dollar matching contribution from the employer up to 3% of the employee’s annual salary. The total contribution for the 401(k) retirement plan, which was expensed as incurred, was US$77, US$155 and US$74 for the years ended December 31, 2010, 2011 and 2012, respectively. The Group has no additional legal obligation or liabilities for the benefits beyond the paid and accrued amounts.

(b) Defined benefit plan

The Company established a defined benefit plan with a retirement plan service agent for two executive officers, John Kuhns and Mary Fellows, with an effective date of January 1, 2010. The guaranteed retirement benefit under this defined benefit plan is based on the two executive officers’ salaries and length of service periods. In 2012, the two executive officers terminated their employment relationship with the Company and opted to have a lump sum cash distribution for their accumulated defined benefit of US$244, resulting in zero assets and obligation as of December 31, 2012. The benefit obligation, net periodic benefit cost, fair value of plan contributed assets and changes in the funded status of the plan were insignificant as of and for the years ended December 31, 2011 and 2012 based on the actuarial valuation dated January 13, 2012 and January 18, 2013, respectively.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

23. INTEREST EXPENSE

Interest expense for the years ended December 31, 2010, 2011 and 2012 consist of:

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Interest on loans	13,057	18,371	20,017
Accrued interest on unrecognized tax benefits (Note 13)	200	457	576
Amortization of debt issuance costs	19	19	191
Interest to original shareholders of acquired subsidiaries	129	2,503	1,126
Interest on loans from third parties	2	2,567	4,757
Bank charges	342	672	1,340
Others	106	168	63
Total	13,855	24,757	28,070

24. COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

The Group has entered into certain operating leasing arrangements relating to the lease of the Group’s office premises. Payments made under operating leases are expensed on a straight-line basis over the term of the lease. Rental expenses under operating leases for the years ended December 31, 2010, 2011 and 2012 were US$766, US$912, US$639 respectively.

Future minimum lease payments for non-cancellable operating leases as of December 31, 2012 are as follows:

US$
2013	406
2014	2
2015	1
2016 and thereafter	—
Total	409

(b) Capital commitments

Capital commitments as of December 31, 2012 were approximately US$41 (RMB256) representing contracted but unprovided amounts for the purchase of property, plant and equipment by Yingchuan, Jiulongshan and Ruiyang and Binglangjiang.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

(c) Other commitments

During the year ended December 31, 2011, the Company entered into compensation agreements with certain land owners in the Fujian Province, the PRC, who lost the usage of their land due to the operation of the Company’s hydroelectric power projects in the areas. These agreements have terms ranging from 5 to 43 years from the date of signing of the compensation agreements. The annual compensation is based on the relevant land acres and agreed compensation rate per acre. The total compensation costs to the land owners, which were recorded in “cost of revenues”, were US$166 and US$739 for the years ended December 31, 2011 and 2012, respectively.

Future minimum compensation costs to the land owners for the five years succeeding December 31, 2012 are as follows:

US$
2013	105
2014	86
2015	203
2016	194
2017	193
Thereafter	5,535
Total	6,316

(d) Other contingencies

As of December 31, 2012, the Group has not obtained formal title certificates with respect to the land that the Group used at the hydroelectric power projects of Wuliting, Zhougongyuan, Binglangjiang, Jinlong, Jintang, Jinling and Jinwei with a total area of approximately 2,571,106 meter square. The management is in the process of completing the legal procedures for obtaining the relevant title certificates for the parcels of land and buildings involved and registering them in the name of the Group’s operating companies. In addition, the Group has not passed the completion acceptance procedure for hydroelectric power projects of Wangkeng, Banzhu, Jinlong, Jintang, Jinwei and Jinling. Moreover, the hydroelectric power projects of Husahe and Jinling cannot verify whether they have passed completion acceptance due to the loss of files caused by flood in 2004. The management is in the process of performing the completion acceptance procedure for these hydroelectric power projects. In the opinion of management, the likelihood of not obtaining the formal title certificates and completing the acceptance procedures is remote based on current facts and circumstances.

There were no significant contingencies as of December 31, 2011 and 2012.

(e) Legal proceedings

In April 2012, twenty-four employees of Wuyue filed an arbitration claim against the Company for the payment of salary in total amount of US$428 and the payment of social security in total amount of US$33. The claim was heard by the Henan Guangshan County Labour Arbitration Committee (“GCLAC”) in May 2012. GCLAC ordered that Wuyue be joined as a joint defendant with the Company. As of December 31, 2012, no ruling or award has been granted in respect of the claim. The Company had made a full accrual of the claimed amount in accrued expenses and other current liabilities.

25. OTHER INCOME (LOSS), NET

Other income (loss), net for the years ended December 31, 2010, 2011 and 2012 consists of:

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Loss from disposal of property, plant and equipment	(26)	(248)	(25)
Reimbursement from ADS depositary bank	446	527	—
Gain from extinguishment of amounts due to original shareholders of acquired subsidiaries	—	—	462
Others	(254)	(613)	70
Other income (loss), net	166	(334)	507

For the years ended December 31, 2010, 2011 and 2012, a net reimbursement amounting to US$446, US$527 and US$nil, respectively, was received from Bank of New York Mellon, the Company’s ADS depositary bank, for the establishment of an ADS depositary receipt facility after the Company’s IPO.

For the year ended December 31, 2012, amounts due to the original shareholder of Jinling of US$462 were extinguished pursuant to a settlement arrangement entered into between the Company and the original shareholder of Jinling.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

26. SEGMENT AND GEOGRAPHIC INFORMATION

The Group follows ASC 280-10 for disclosure of segment information. The Group’s chief operating decision maker, who has been identified as the CEO, relies upon financial information by provinces with operations in the PRC when making decisions about allocating resources and assessing the performance of the Group. For the years ended December 31, 2010, 2011 and 2012, the Group operated and managed its business as four operating and reportable segments, namely the Yunnan Province segment, the Sichuan Province segment, the Zhejiang Province segment and the Fujian Province segment. As the Group’s long-lived assets and revenues are substantially all located in and derived from the PRC, no geographical segments are presented.

The Group’s segment information as of and for the year ended December 31, 2010 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	8,822	660	32,959	15,718	(1)	—	58,158
Cost of revenues	(4,059)	(597)	(14,414)	(6,002)	1	2,418	(22,653)
General and administrative expenses (including share-based compensation expense of US$3,615)	(605)	(148)	(1,319)	(1,054)	(16,040)	—	(19,166)
Interest income	9	16	8	727	557	(519)	798
Interest expense	(2,945)	—	(7,493)	(3,887)	(49)	519	(13,855)
Changes in fair value of warrant liabilities	—	—	—	—	365	—	365
Exchange loss	—	—	—	(452)	(403)	—	(855)
Other (loss) income, net	(4)	29	(133)	(22)	3,087	(2,791)	166
Income tax expense (benefit)	204	1	(2,138)	(1,192)	(83)	—	(3,208)
Net income (loss) from continuing operations	1,422	(39)	7,470	3,836	(12,566)	(373)	(250)
Income from discontinued operations (net of income tax expense of US$152)	—	—	—	3,862	—	373	4,235
Net income for the year from discontinued operation	—	—	—	3,862	—	373	4,235
Net income (loss)	1,422	(39)	7,470	7,698	(12,566)	—	3,985
Net income attributable to noncontrolling interests	—	—	—	(243)	—	—	(243)
Net income (loss) attributable to China Hydroelectric Corporation shareholders	1,422	(39)	7,470	7,455	(12,566)	—	3,742
Total assets	183,888	14,910	305,927	396,388	435,361	(506,018)	830,456
Total liabilities	(117,138)	(420)	(138,055)	(202,276)	(20,578)	64,994	(413,473)
Capital expenditures	879	569	250	317	1,380	—	3,395
Depreciation and amortization expenses	2,660	373	9,392	3,153	92	—	15,670

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The Group’s segment information as of and for the year ended December 31, 2011 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	13,806	555	25,382	14,854	—	—	54,597
Cost of revenues	(8,349)	(568)	(15,034)	(10,874)	—	3,511	(31,314)
General and administrative expenses (including share-based compensation expense of US$10,479)	(1,519)	(86)	(1,148)	(2,276)	(23,867)	—	(28,896)
Impairment loss on goodwill	(5,260)	—	—	(6,128)	—	—	(11,388)
Impairment loss on long-lived assets	—	—	—	—	(11,601)	11	(11,590)
Interest income	180	10	128	1,709	66	(1,992)	101
Interest expense	(8,468)	—	(8,565)	(9,669)	(73)	2,018	(24,757)
Changes in fair value of warrant liabilities	—	—	—	—	951	—	951
Exchange loss	(28)	—	—	(244)	(579)	—	(851)
Other (loss) income, net	(285)	—	(36)	(158)	4,033	(3,888)	(334)
Income tax (expense) benefit	(142)	5	(843)	115	(662)	—	(1,527)
Net loss from continuing operations	(10,065)	(84)	(116)	(12,671)	(31,732)	(340)	(55,008)
Loss from discontinued operations (net of income tax expense of US$101)	—	—	—	(631)	—	349	(282)
Net loss for the year from discontinued operations	—	—	—	(631)	—	349	(282)
Net loss	(10,065)	(84)	(116)	(13,302)	(31,732)	9	(55,290)
Net loss attributable to noncontrolling interests	—	—	—	2,546	7,355	—	9,901
Net loss attributable to China Hydroelectric Corporation shareholders	(10,065)	(84)	(116)	(10,756)	(24,377)	9	(45,389)
Total assets	200,681	15,896	318,616	374,296	421,650	(516,224)	814,915
Total liabilities	(133,670)	(753)	(138,688)	(185,330)	(20,498)	58,902	(420,037)
Capital expenditures	1,763	1,128	3,031	645	970	(5)	7,532
Depreciation and amortization expenses	5,181	344	9,837	6,569	115	—	22,046

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The Group’s segment information as of and for the year ended December 31, 2012 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	13,460	598	41,616	29,714	—	—	85,388
Cost of revenues	(8,540)	(689)	(16,978)	(13,133)	—	3,545	(35,795)
General and administrative expenses (including share-based compensation expense of US$166)	(2,108)	(269)	(2,569)	(3,413)	(11,989)	—	(20,348)
Interest income	236	121	838	1,713	3	(2,827)	84
Interest expense	(9,039)	(260)	(10,550)	(10,787)	(247)	2,813	(28,070)
Changes in fair value of warrant liabilities	—	—	—	—	(399)	—	(399)
Exchange (loss) gain	—	—	—	(1)	29	—	28
Other income (loss), net	136	22	(81)	420	3,736	(3,726)	507
Income tax benefit (expense)	72	(5)	(3,831)	(2,480)	(207)		(6,451)
Net (loss) income from continuing operations	(5,783)	(482)	8,445	2,033	(9,074)	(195)	(5,056)
Income from discontinued operations (net of income tax expense of US$399)	—	—	—	959	—	181	1,140
Gain on disposal of discontinued operations (net of income tax expense of US$959)	—	—	—	—	2,767	—	2,767
Net income for the year from discontinued operations	—	—	—	959	2,767	181	3,907
Net (loss) income	(5,783)	(482)	8,445	2,992	(6,307)	(14)	(1,149)
Net income attributable to noncontrolling interests	—	—	—	(94)	—	—	(94)
Net (loss) income attributable to China Hydroelectric Corporation shareholders	(5,783)	(482)	8,445	2,898	(6,307)	(14)	(1,243)
Total assets	192,843	22,790	344,923	289,702	426,518	(522,460)	754,316
Total liabilities	(131,872)	(8,092)	(145,312)	(129,627)	(27,799)	80,901	(361,801)
Capital expenditures	877	1,384	3,973	1,305	15	(58)	7,496
Depreciation and amortization expenses	5,546	477	10,136	6,767	142	—	23,068

27. SHARE-BASED PAYMENT

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

The fair value of options granted is estimated using a binomial option pricing model. The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility, the expected price multiple at which the holder is likely to exercise stock options and the expected employee forfeiture rate. The Company uses historical data and future expectations to estimate forfeiture rate. For expected volatility, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option is based on U.S. Treasury zero-coupon yield in effect at the grant date. The dividend yield is based on the expected pay-out ratio. The expected share option life was estimated based on the resulting output of the binomial option pricing model. The option awards are not transferable and the grantees have a limited amount of time subsequent to their termination of employment or service to exercise the options. These post-vesting restrictions are considered in the binomial option pricing model as a suboptimal exercise factor.

On December 28, 2011, the Board approved an option exchange program. Pursuant to the option exchange program, 10,109,000 and 275,000 share options originally granted to employees and a non-employee consultant, respectively, were cancelled. Simultaneously, 407,706 and 9,250 share options at an exercise price of US$0.46 were granted to these employees and the non-employee consultant, respectively, in exchange for the cancelled options. The option exchange program was structured to provide the same total fair value to the original and the new share options on the day of exchange. These new share options have a contractual life of five years and are exercisable immediately upon grant. These new options expire 30 days after termination of service if unexercised by the employees or non-employee consultant. Other non-employee consultants and directors did not participate in the option exchange program. The Company accounted for the exchange of the original award for a new award as a modification in accordance with ASC sub-topic 718-20-35, and measured the incremental compensation cost from the modification as the excess of the fair value of the modified award based on current circumstances over the fair value of the original option measured immediately before its terms are modified based on current circumstances. The incremental compensation cost was determined to be zero by the Company after considering the terms of fair value to fair value option exchange. The US$7,620 unrecognized compensation cost of the original options was fully recognized on December 28, 2011, the modification date, as the modified share options were immediately vested upon modification.

On May 1, 2012, the Board approved the grant of 9,929,998 and 50,000 share options to employees and a non-employee consultant, respectively, at an exercise price of US$0.62 with a contractual life of five years. 50% of the share options will vest and become exercisable on the first anniversary of the grant date and 25% of the share options will vest and become exercisable on each of the second and third anniversaries of the grant date.

In accordance with the settlement agreement with John Kuhns and Mary Fellows signed on September 28, 2012, all of their unvested options were immediately expired and all of their vested options must be exercised within 90 days from December 15, 2012.

On December 1, 2012, the Board approved the grant of 600,000 share options to an employee at an exercise price of US$0.72 with a contractual life of five years. 25% of share options will vest and become exercisable on May 31, 2013 and 25% of the share options will vest and become exercisable on each of the first, second and third anniversaries of the grant date.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Options granted to directors

The following table summarizes the share options granted to directors as of and for the year ended December 31, 2012:

	Number of Options	Weighted- Average Exercise Price (US$)	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (US$)

Outstanding at January 1, 2012	40,000	7.70	1.63	—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or cancelled	—	—	—	—
Outstanding at December 31, 2012	40,000	7.70	0.63	—
Vested and expected to vest at December 31, 2012	40,000	7.70	0.63	—
Exercisable at December 31, 2012	40,000	7.70	0.63	—

The explicit service condition of the options granted to directors is considered nonsubstantive since the vesting of share-based payments accelerates in full upon a director’s resignation from the Board. As a result, share-based compensation cost for options granted to directors was immediately recognized on the grant date.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as of December 31, 2012, for those awards that have an exercise price currently below the fair value of the Company’s shares. As of December 31, 2012, all of the options granted to directors have an exercise price above the fair value of the Company’s shares, resulting in an aggregate intrinsic value of US$nil.

The weighted-average grant-date fair value of options granted to directors of the Group in 2009 was US$0.30.

The grant-date fair value of the 40,000 options granted to directors in 2009 was estimated using the following assumptions:

Suboptimal exercise factor	1.5
Risk-free interest rate	3.67%
Expected volatility rate	59%
Expected dividend yield	0%
Expected share option life	4.46 years
Estimated forfeiture rate	0%
Fair value of ordinary share	US$2.08

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Options granted to consultants

The following table summarizes the share options granted to consultants as of and for the year ended December 31, 2012:

	Number of Options	Weighted- Average Exercise Price (US$)	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (US$)

Outstanding at January 1, 2012	59,250	6.57	2.16	—
Granted	50,000	0.62	—
Exercised	—	—	—	—
Forfeited or cancelled	(50,000)	0.62	—	—
Outstanding at December 31, 2012	59,250	6.57	0.55	1
Vested and expected to vest at December 31, 2012	59,250	6.57	0.55	1
Exercisable at December 31, 2012	59,250	6.57	0.55	1

As of December 31, 2012, 9,250 share options granted to consultants on December 28, 2011 have an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of US$1. All of the remaining share options granted to consultants have an exercise price above the fair value of the Company’s shares as of December 31, 2012, resulting in an aggregate intrinsic value of US$nil.

The weighted-average fair value of options granted to consultants in 2011 and 2012 was US$0.22 and US$0.19, respectively. All of the newly granted share options in 2012 were forfeited due to the termination of services of the consultant as of December 31, 2012.

During the year ended December 31, 2011, the total fair value of options vested based on the year-end fair value was US$2. No share options vested during the year ended December 31, 2012.

As of December 31, 2012, all share-based compensation costs related to options granted to consultants have been recognized. To the extent the actual forfeiture rate is different from the original estimate or the assumptions used in estimating the fair value of options are changed, actual share-based compensation related to these awards granted to consultants may be different from the expectation.

The fair value for the options granted to consultants during the years ended December 31, 2010, 2011 and 2012 was estimated using the binomial option pricing model with the following assumptions:

	December 31,
	2010	2011	2012
Suboptimal exercise factor	1.5	3	1.5
Risk-free interest rate	0.87-1.48%	0.85%	0.83%
Expected volatility rate	40.09%	71.87%	73.4%
Expected dividend yield	0%	0%	0%
Expected share option life	2.63-3.93 years	5 years	5 years
Estimated forfeiture rate	0%	0%	0%
Fair value of ordinary share	US$2.46	US$0.38	US$0.44

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Options granted to employees

The following table summarizes the share options granted to employees as of and for the year ended December 31, 2012:

	Number of Options	Weighted- Average Exercise Price (US$)	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2012	407,706	0.46	5.00	—
Granted	10,529,998	0.63	—	—
Exercised	—	—	—	—
Forfeited or cancelled	(7,238,217)	0.62	—	—
Expired	(64,237)	0.46	—	—
Outstanding at December 31, 2012	3,635,250	0.62	4.17	38
Vested and expected to vest at December 31, 2012	3,635,250	0.62	4.17	38
Exercisable at December 31, 2012	343,469	0.46	1.60	38

As of December 31, 2012, 343,469 share options granted to employees have an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of US$38. All of the remaining share options granted to employees have an exercise price above the fair value of the Company’s shares as of December 31, 2012, resulting in an aggregate intrinsic value of US$nil.

The weighted average grant-date fair value of options granted to employees of the Group in 2011 and 2012 was US$0.22 and US$0.19, respectively. During the year ended December 31, 2011, the total fair value of options vested based on the grant date fair value was US$90. No share options vested during the year ended December 31, 2012.

During the year ended December 31, 2012, four employees terminated their employment relationship with the Company. As a result, their 7,238,217 unvested share options were forfeited and 64,237 vested share options were expired.

As of December 31, 2012, there was US$494 of unrecognized share-based compensation cost related to options granted to employees, which will be recognized over a weighted-average vesting period of 2.44 years. To the extent the actual forfeiture rate is different from the original estimation actual share-based compensation related to these awards may be different from the expectation.

The grant-date fair value of the options granted to employees during the years ended December 31, 2010, 2011 and 2012 was estimated with the following assumptions:

	January 25,	December 28,	May 1,	December 1,
	2010	2011	2012	2012
Suboptimal exercise factor	1.5	—	1.5	1.5
Risk-free interest rate	3.07%	0.85%	0.83%	0.62%
Expected volatility rate	58%	71.87%	73.4%	89.21%
Expected dividend yield	—	—	—	—
Expected share option life	4.86 years	5 years	5 years	5 years
Estimated forfeiture rate
Founders	—	—	—	—
Senior management	8.9	—	—	—
Employees	4.3	—	—	—
Fair value of ordinary shares	US $4.63	US$0.39	US$0.44	US$0.62

Total compensation cost recognized for share options granted to directors, consultants and employees for the years ended December 31, 2010, 2011 and 2012:

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Cost of revenues	—	—	—
General and administrative expenses	3,615	10,479	166
	3,615	10,479	166

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

28. RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of related parties	Relationship with the Group
China Hydro LLC	A shareholder of the Company
CPI Ballpark Investments Ltd.	A shareholder of the Company
Kuhns Brothers, Inc.	A company owned by the former CEO, who resigned on September 30, 2012
China New Energy Group Company	A company controlled by the former CEO, who resigned on September 30, 2012
Sanming City Chenyang Hydropower Co., Ltd.	Noncontrolling interest in Wangkeng before January 14, 2011
Henan Lantian Group Co., Ltd.	Noncontrolling interest in Wuyue
Nanping City Xingshui Co., Ltd.	Noncontrolling interest in Jinlong
Xiamen Youen Hydropower Development Co., Ltd.	Noncontrolling interest in Jintang and Jinwei

(a) The Company had the following related party transactions during the years presented:

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Expense paid on behalf by related parties:
Kuhns Brothers, Inc.	98	90	—
	98	90	—

During the years ended December 31, 2010, 2011 and 2012, Kuhns Brothers, Inc. paid US$98, US$90 and US$nil of miscellaneous expenses on behalf of the Company, respectively. The amounts were fully repaid by the Company as of December 31, 2012.

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Rental for office space and office services provided by:
Kuhns Brothers, Inc.	288	288	314
	288	288	314
Reimbursement of expenses related to extraordinary shareholders meeting:
CPI Ballpark Investments Ltd.	—	—	269
	—	—	269

During the years ended December 31, 2010, 2011 and 2012, the Company rented office space from the Kuhns Brothers, Inc. and incurred rental expenses of US$288, US$288 and US$240, respectively, and incurred office services expenses of US$nil, US$nil and US$74, respectively.

During the year ended December 31, 2012, the Company recorded expenses of US$269 incurred by a shareholder in connection with the extraordinary shareholders meeting held on September 28, 2012 for the election of director nominees.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Loans from related parties:
Sanming City Chenyang Hydropower Co., Ltd.	2,247	—	—
Xiamen Youen Hydropower Development Co., Ltd.	—	1,263	572
	2,247	1,263	572

Repayment of loans to related parties:
Xiamen Youen Hydropower Development Co., Ltd.	—	—	69

Loans to related parties:
China New Energy Group Company	—	—	86

Prepayment to related parties for acquisition of noncontrolling interest:
Sanming City Chenyang Hydropower Co., Ltd.	4,643	—	—

Prepayment to a related party for hydroelectric project construction:
Henan Lantian Group Co., Ltd.	1,251	—	—

During the year ended December 31, 2010, the Company obtained short-term borrowings amounting to US$2,247 from Sanming City Chenyang Hydropower Co., Ltd, which are unsecured, interest-free and repayable on demand. The amounts were fully repaid as of December 31, 2011.

During the year ended December 31, 2011, the Company obtained short-term borrowings amounting to US$1,263 from Xiamen Youen Hydropower Development Co., Ltd. During the year ended December 31, 2012, US$69 was repaid and additional short-term borrowings of US$572 were obtained from Xiamen Youen Hydropower Development Co., Ltd. The short-term loans are unsecured, interest-free and repayable on demand.

During the year ended December 31, 2012, the Company provided a short-term loan amounting to US$86 to China New Energy Group Company. The short-term loan is unsecured, interest-free and repayable on demand.

During the year ended December 31, 2010, Fujian Huabang made a prepayment of US$4,643 to Sanming City Chenyang Hydropower Co., Ltd. for the acquisition of the remaining 10% noncontrolling interest in Wangkeng. The acquisition was completed in January 2011.

During the year ended December 31, 2010, the Company made a payment of US$1,251 to Henan Lantian Group Co., Ltd., the noncontrolling shareholder of Wuyue, for the construction of Wuyue’s hydroelectric project.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

(b) The Company had the following related party balances as of December 31, 2011 and 2012:

	December 31,
	2011	2012
	US$	US$
Amounts due from related parties:
Sanming City Chenyang Hydropower Co., Ltd.	—	—
China New Energy Group Company	—	86
Henan Lantian Group Co., Ltd.	1,334	1,338
	1,334	1,424
Less: Allowance for doubtful accounts	(1,334)	(1,338)
	—	86

Amounts due to related parties:
CPI Ballpark Investments Ltd.	—	2
Kuhns Brothers, Inc.	4	—
Nanping City Xingshui Co., Ltd.	1,490	1,494
Xiamen Youen Hydropower Development Co., Ltd.	10,680	11,209
	12,174	12,705

Amounts due from related parties as of December 31, 2012 mainly represent payments made on behalf of Henan Lantian Group Co., Ltd. by the Company for the construction of Wuyue’s hydroelectric project in 2010. During the year ended December 31, 2011, the Company decided to abandon the construction of Wuyue’s hydroelectric project. As a result, the Company made a full bad debt provision of US$1,344.

All balances with related parties as of December 31, 2012 are unsecured, interest free and repayable on demand.

29. STATUTORY RESERVES

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

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

As a result of the PRC laws, rules and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-up capital and statutory reserves as determined pursuant to PRC generally accepted accounting principles, totaling US$490,621 and US$475,004 as of December 31, 2011 and 2012, respectively. Profit appropriations of US$1,255, US$333 and US$1,005 were made for the years ended December 31, 2010, 2011 and 2012, respectively.

30. CONCENTRATION OF RISKS

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2011 and 2012, substantially all of the Group’s cash and cash equivalents were managed by financial institutions located in the United States and the PRC which management believes are of high credit quality.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC. As a percentage of total accounts receivable, the top five customers accounted for 85% and 86% as of December 31, 2011 and 2012, respectively.

Due to the Group’s dependence on a limited number of customers, any negative events or deterioration in financial strength with the Group’s customers or deterioration of relationship with the Group’s customers, may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The major customers and the portion of revenue from these customers for the years ended December 31, 2010, 2011 and 2012 are listed below:

		For the Years Ended December 31,
Segment		2010	2011	2012
Yunnan Nujiang Electric Power Co., Ltd.	Yunnan Province	1%	7%	5%
Yunnan Dehong Electric Power Co., Ltd.	Yunnan Province	9%	11%	6%
Yunnan Honghe Electric Power Co., Ltd.	Yunnan Province	—	1%	1%
Yunnan Grid Company, Ltd.	Yunnan Province	3%	4%	3%
Sichuan Cangxi Electric Power Co., Ltd.	Sichuan Province	1%	1%	1%
Lishui Electric Power Bureau	Zhejiang Province	49%	43%	46%
Fujian Electric Power Co., Ltd.	Fujian Province	24%	16%	20%
Pingnan Power Supply Company	Fujian Province	13%	8%	5%
Shaowu Electric Power Bureau	Fujian Province	—	7%	9%
Nanping Electric Power Bureau	Fujian Province	—	2%	4%
		100%	100%	100%

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

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Foreign currency exchange rate risk

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 3.0%, 4.9% and 0.2% appreciation of the RMB against the US$ in 2010, 2011 and 2012, respectively. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant volatility of the RMB against the US$.

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

31. SUBSEQUENT EVENTS

On January 6, 2013, the Group obtained a long-term loan amounting to US$795 (RMB5,000) from Agricultural Bank of China. The loan bears interest at 10% premium above the benchmark interest rate announced by the People’s Bank of China, that is 7.205%, with maturity dates ranging from 2017 to 2019.

On March 27, 2013, the Group received additional banking facility amounting to US$25,455 (RMB160,000) from IEL effective up to March 27, 2014.

On March 29, 2013, the Group received additional banking facility amounting to US$14,319 (RMB90,000) from Agricultural Bank of China effective up to July 31, 2013.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

32. CONDENSED FINANCIAL INFORMATION OF THE COMPANY

The following is the condensed financial information of the Company on a non-consolidated basis:

Balance sheets

	December 31,
	2011	2012
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	2,884	164
Amounts due from subsidiaries	—	10,000
Prepayments and other current assets	135	11,616
Total current assets	3,019	21,780
Non-current assets:
Property, plant and equipment, net	7	5
Investment in subsidiaries	416,549	399,364
Other non-current assets	139	—
Total non-current assets	416,695	399,369
TOTAL ASSETS	419,714	421,149

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries	13,919	16,464
Accrued expense and other current liabilities	2,821	4,424
Amounts due to related parties	—	2
Deferred tax liabilities	537	—
Warrant liabilities	440	839
Total current liabilities	17,717	21,729
Non-current liabilities:
Other non-current liabilities	129	—
Total non-current liabilities	129	—
Total liabilities	17,846	21,729
Shareholders’ equity:
Ordinary shares (par value US$0.001 per share, 400,000,000 shares authorized as of December 31, 2011 and 2012, 161,989,097 shares issued and outstanding as of December 31, 2011 and 2012)	162	162
Additional paid-in capital	516,967	517,133
Accumulated other comprehensive income	42,968	41,597
Accumulated deficit	(158,229)	(159,472)
Total shareholders’ equity	401,868	399,420
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	419,714	421,149

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Statements of comprehensive income

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Revenues	—	—	—
Cost of revenues	—	—	—
Gross profit	—	—	—
Operating expenses:
General and administrative expenses	(12,016)	(18,247)	(7,324)
Total operating expenses	(12,016)	(18,247)	(7,324)
Operating loss	(12,016)	(18,247)	(7,324)
Equity in profits (losses) of subsidiaries	14,814	(27,395)	3,662
Interest income	555	66	3
Interest expense	(19)	(23)	(142)
Changes in fair value of warrant liabilities	365	951	(399)
Exchange (loss) gain	(403)	(580)	30
Gain from disposal of subsidiaries	—	—	3,726
Other income, net	446	375	293
Income (loss) before income tax expense	3,742	(44,853)	(151)
Income tax expense	—	(536)	(1,092)
Net income (loss)	3,742	(45,389)	(1,243)

Other comprehensive income (loss), net of income tax expense
Foreign currency translation adjustments	11,857	20,079	(1,404)
Defined benefit pension plans	—	(33)	33
Other comprehensive income (loss)	11,857	20,046	(1,371)
Comprehensive income (loss)	15,599	(25,343)	(2,614)

Statements of cash flows

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Cash flows used in operating activities	(10,157)	(8,740)	(3,651)
Cash flows (used in) provided by investing activities	(86,071)	(6,500)	931
Cash flows provided by financing activities	85,988	10,036	—
Net decrease in cash and cash equivalents	(10,240)	(5,204)	(2,720)
Cash and cash equivalents at the beginning of year	18,328	8,088	2,884
Cash and cash equivalents at the end of year	8,088	2,884	164

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

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10. Such investment is presented as “Investment in subsidiaries” in the balance sheet and share of the subsidiaries’ losses or profits is presented as “Equity in profits (losses) of subsidiaries” in the statements of comprehensive income.

The subsidiaries paid US$nil, US$nil and US$1,039 dividend to the Company for the years ended December 31, 2010, 2011 and 2012, respectively.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted by reference to the disclosures in the consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the years presented, except for those disclosed in the consolidated financial statements (Note 24).