Form 20-F/A
period 2012-12-31
China Hydroelectric Corp
filed 2013-05-15
CIK 1477156

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

☐ Yes   ☒ No

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which we filed with the Securities and Exchange Commission on April 18, 2013, for the sole purpose of furnishing the Interactive Data File as Exhibit 101.

No other changes have been made to our Annual Report on Form 20-F. This Amendment No. 1 does not reflect events that have occurred after the April 18, 2013 filing date of our Annual Report on Form 20-F, or modify or update the disclosures therein, except to reflect the amendment described above.

2

PART III

ITEM 19. EXHIBITS

The following is a list of exhibits filed as part of this Amendment No. 1 to such Annual Report.

Exhibit Number	Description of Exhibit

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Extension Schema Document*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document*

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

*                                         XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

3

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

Date: May 15, 2013

CHINA HYDROELECTRIC CORPORATION

By:	/s/ You-Su Lin
Name: Dr. You-Su Lin
Title: Interim Chief Executive Officer

4