Form 20-F
period 2013-12-31
China Hydroelectric Corp
filed 2014-04-21
CIK 1477156

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                       TO

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT . . . . . . . . . . . . . . . . . . .

Commission file number: 001-34609

CHINA HYDROELECTRIC CORPORATION
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Scott Powell

Investor Relations and Corporate Communications

China Hydroelectric Corporation

901, Marco Polo Plaza Building, No. 80 Anli Road

Chaoyang District, Beijing

People’s Republic of China 100101

Phone (U.S.): +1(646)650-1351

Email: ir@china-hydro.com

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing three Ordinary Shares, par value $0.001 per share	New York Stock Exchange
Ordinary Shares, par value $0.001 per share	New York Stock Exchange*
Warrants each to purchase three Ordinary Shares	New York Stock Exchange**

*Not for trading, but only in connection with the registration of American Depositary Shares.

** Expired on January 25, 2014 unexercised.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

162,126,002 ordinary shares.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following tables present our selected historical consolidated financial information. Our selected consolidated statements of comprehensive income data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements and the related notes included elsewhere in this annual report, which have been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm. Our selected consolidated statements of comprehensive income data for the years ended December 31, 2009 and 2010 and selected consolidated balance sheet data as of December 31, 2009, 2010, and 2011 were derived from our audited consolidated financial statements, which are not included in this annual report. Our audited consolidated financial statements is prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Historical results are not necessarily indicative of the results of operations to be expected for future periods.

You should read this information together with “Item 5. Operating and Financial Review and Prospects” and the consolidated and other financial statements and the related notes of our company.

	Our Company
	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(US$ in thousands, except share and per share data)
Consolidated Statements of Comprehensive Income Data:
Continuing operations:
Revenues	31,977	58,158	54,597	85,388	74,517
Cost of revenues	(15,330)	(22,653)	(31,314)	(35,795)	(35,357)
Gross profit	16,647	35,505	23,283	49,593	39,160
Operating expenses:
General and administrative expenses	(8,931)	(19,166)	(28,896)	(20,348)	(13,258)
Impairment loss on long-lived assets	—	—	(11,590)	—	(3,549)
Impairment loss on goodwill	—	—	(11,388)	—	—
Operating income (loss)	7,716	16,339	(28,591)	29,245	22,353
Interest income	501	798	101	84	98
Interest expense	(11,780)	(13,855)	(24,757)	(28,070)	(22,568)
Change in fair value of derivative financial liabilities and warrant liabilities	(13,793)	365	951	(399)	839
Exchange (loss) gain	(23)	(855)	(851)	28	(41)
Share of losses in an equity investee	(70)	—	—	—	—
Other (loss) income, net	(205)	166	(334)	507	275
(Loss) income before income tax expense	(17,654)	2,958	(53,481)	1,395	956
Income tax expense	(1,271)	(3,208)	(1,527)	(6,451)	(3,474)
Net (loss) from continuing operations	(18,925)	(250)	(55,008)	(5,056)	(2,518)
Net (loss) income net of income tax (expense) benefit from discontinued operations	(503)	4,235	(282)	3,907	—
Net (loss) income for the year	(19,428)	3,985	(55,290)	(1,149)	(2,518)
Less:
Net loss (income) attributable to noncontrolling interests	32	(243)	9,901	(94)	297
Net (loss) income attributable to China Hydroelectric Corporation shareholders	(19,396)	3,742	(45,389)	(1,243)	(2,221)
-Continuing operations	(18,893)	(493)	(45,107)	(5,150)	(2,221)
-Discontinuing operations	(503)	4,235	(282)	3,907	—

Other comprehensive income (loss), net of income tax expense
Foreign currency translation adjustments	246	11,857	20,394	(1,413)	12,395
Defined benefit pension plans	—	—	(33)	33	—
Other comprehensive income (loss)	246	11,857	20,361	(1,380)	12,395
Comprehensive (loss) income	(19,182)	15,842	(34,929)	(2,529)	9,877
Less: Comprehensive income (loss) attributable to noncontrolling interests	32	(243)	9,586	(85)	364
Comprehensive (loss) income attributable to China Hydroelectric Corporation shareholders	(19,150)	15,599	(25,343)	(2,614)	10,241

	Our company
	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(US$ in thousands, except share and per share data)

Consolidated Statements of Comprehensive Income Data:
Less:
Cumulative dividends on Series A convertible redeemable preferred shares	(19,836)	(1,989)	—	—	—
Cumulative dividends on Series B convertible redeemable preferred shares	(14,412)	(1,412)	—	—	—
Cumulative dividends on Series C convertible redeemable preferred shares	(356)	(162)	—	—	—
Beneficial conversion feature on Series A convertible redeemable preferred shares	—	(6,990)	—	—	—
Beneficial conversion feature on Series B convertible redeemable preferred shares	—	(5,040)	—	—	—
Beneficial conversion feature on Series C convertible redeemable preferred shares	—	(222)	—	—	—
Changes in redemption value of Series C convertible redeemable preferred shares	(1,872)	—	—	—	—
Loss attributable to ordinary shareholders	(55,872)	(12,073)	(45,389)	(1,243)	(2,221)
Net loss attributable to ordinary shareholders per share	(3.59)	(0.08)	(0.29)	(0.01)	(0.01)
From continuing operations	(3.56)	(0.11)	(0.29)	(0.03)	(0.01)
From discontinuing operations	(0.03)	0.03	(0.00)	0.02	—
Weighted average ordinary shares used in basic and diluted net loss attributable to China Hydroelectric Corporation shareholders per share computation	15,541,666	143,253,450	156,505,076	161,989,097	162,071,626
Net loss attributable to ordinary shareholders per ADS	—	(0.25)	(0.87)	(0.02)	(0.03)
From continuing operations	N/A	(0.34)	(0.86)	(0.09)	(0.03)
From discontinuing operations	N/A	0.09	(0.01)	0.07	—
Weighted average ordinary shares used in basic and diluted net loss attributable to ordinary shareholders per ADS computation	—	47,751,150	52,168,358	53,996,366	54,023,875

Other Financial Data:
EBITDA as adjusted(1)	22,750	43,031	31,527	60,479	49,904

(1)         See “Item 5. Operating and Financial Review and Prospects—Results of Operations of our Company—EBITDA from continuing operations, as adjusted” for a reconciliation of this non-GAAP number.

	Our Company
	As of December 31,
	2009	2010	2011	2012	2013
	(US$ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	31,618	33,457	8,391	7,967	14,165
Restricted cash	—	—	—	5,171	—
Accounts receivable, net	8,434	4,359	4,246	5,772	3,741
Notes receivable	—	—	—	1,877	492
Deferred tax assets	489	1,260	1,799	1,659	1,994
Amounts due from related parties, net	—	5,950	—	86	—
Amounts due from an equity investee	—	—	—	—	—
Prepayments and other current assets	4,582	8,221	2,999	14,150	3,226
Assets classified as held-for-sale	—	—	21,693	—	—
Total current assets	45,123	53,247	39,128	36,682	23,618
Deferred IPO initial public offering costs	12,774	—	—	—	—
Property, plant and equipment, net	384,493	583,686	580,964	548,511	540,242
Land use rights, net	38,707	48,944	50,666	48,640	48,962
Intangible assets, net	4,513	6,249	5,788	4,660	4,714
Goodwill	107,824	136,635	135,651	112,481	115,960
Deferred tax assets	—	986	1,767	1,329	1,526
Other non-current assets	399	709	951	2,013	2,220
Total non-current assets	548,710	777,209	775,787	717,634	713,624
Total assets	593,833	830,456	814,915	754,316	737,242
Liabilities classified as held-for-sale	—	—	11,920	—	—
Total current liabilities	101,467	163,720	177,855	117,706	90,165
Long term loan	172,469	224,297	215,382	212,970	211,723
Deferred tax liabilities	18,599	25,350	26,563	24,345	24,720
Other non-current liabilities	104	106	237	6,780	8,005
Convertible redeemable preferred shares	353,840	—	—	—	—
Total China Hydroelectric Corporation shareholders’ equity (deficit)	(53,435)	405,887	394,400	391,952	402,430
Noncontrolling interests	789	11,096	478	563	199
Total liabilities and shareholders’ equity	593,833	830,456	814,915	754,316	737,242

	Our Company
	As of and For the Period Ended December 31
	2009	2010	2011	2012	2013
Selected Operation Data(1)
Installed Capacity(2) (MW)	330.60	502.8	517.8	517.8	517.8
Electricity Sold(3) (kWh)	722,521,642	1,263,659,795	1,262,311,479	1,767,978,032	1,534,267,140
Effective tariff(4) (RMB/kWh)	0.30	0.34	0.30	0.33	0.33

(1)       For our company, operating data given are for our period of ownership of the hydroelectric power projects during the years indicated, excluding Yuanping and Yuheng, which are discontinued operation as of all years indicated.

(2)       Our aggregate installed capacity information presented includes, as of December 31, 2009, the installed capacity of Shapulong, Banzhu, and Wangkeng, as of December 31, 2009, the installed capacity of Wangkeng, as of December 31, 2010, the installed capacity of Wangkeng, Jinlong, Jintang and Jinwei, although as of such respective dates, our equity interest in Shapulong, Banzhu, Wangkeng, Jinlong, Jintang and Jinwei were 50.0%, 90.0%, 90.0%, 55.0%, 74.0% and 74.0% respectively. We acquired the remaining 10.0% interest in Banzhu in March 2009, the remaining 50.0% interest in Shapulong in August 2009 and the remaining 10.0% interest in Wangkeng in January 2011. Our aggregate installed capacity for the year ended December 31, 2009, 2010, 2011, 2012 and 2013, respectively, reflects installed capacity by our operating projects, excluding Yuanping and Yuheng, which are discontinued operation as of all years indicated.

(3)       Electricity sold for the year ended December 31, 2009, 2010, 2011, 2012 and 2013 reflects electricity sold by all our operating projects, excluding Yuanping and Yuheng, which are discontinued operation as of all years indicated.

(4)       See Exhibit 15.1 to this Annual Report on Form 20-F for the details of the calculation of effective tariff. Effective tariff for the year ended December 31, 2009, 2010, 2011, 2012 and 2013, respectively, reflects contributions from all our projects excluding Yuanping and Yuheng, which are discontinued operations as of all years indicated.

Exchange Rate Information

Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB and their revenues and expenses are denominated in that currency. Unless otherwise noted, the asset and liability accounts have been translated from RMB to U.S. dollars using middle rates published by the People’s Bank of China, or the PBOC, at the balance sheet dates, and income and expense items have been translated using the average of the middle rates published by the PBOC during the applicable period. We make no representation that any RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 21, 2014, the noon middle rate was RMB6.1591 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Middle Rate
Period	Period End	Average	Low	High
	(RMB per $1.00)
2009	6.8282	6.8314	6.8201	6.8397
2010	6.6227	6.7255	6.6227	6.8284
2011	6.3009	6.4618	6.3009	6.6349
2012	6.2855	6.2932	6.2670	6.3495
2013	6.0969	6.1912	6.0969	6.2898
Most recent six months:
October 2013	6.1425	6.2140	6.1330	6.1458
November 2013	6.1325	6.2090	6.1305	6.1482
December 2013	6.0969	6.1912	6.0969	6.1352
January 2014	6.1050	6.1010	6.0930	6.1109
February 2014	6.1214	6.1092	6.1053	6.1224
March 2014	6.1521	6.1245	6.1201	6.1521
April 2014 (through April 21, 2014)	6.1591	6.1280	6.1490	6.1591

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

As of December 31, 2013, we had a working capital deficiency of approximately $66.5 million. Due to our working capital deficiency, our independent registered public accountant has stated in its report dated April 21, 2014 with respect to our financial statements as of and for the year ended December 31, 2013 that these circumstances raise substantial doubt about our ability to continue as a going concern. We are currently seeking to raise funds through various means as described below. Our ability to continue as a going concern is dependent upon obtaining the necessary financing to meet our current and future liquidity needs.

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

We were formed in July 2006 as a Cayman Islands exempted company with limited liability without any operating business. We currently have a total of twenty-five operating hydroelectric power projects from continuing operations. Our financial condition, results of operations and our future success will, to a significant extent, depend on our ability to continue to acquire, retain and, develop hydroelectric power projects throughout China and to achieve significant economies of scale. Our company has a limited operating history and is subject to the risks and uncertainties associated with early stage companies. Accordingly, you will have a limited basis on which to evaluate our ability to achieve our business objectives. We cannot assure you that more acquisitions can be consummated on terms favorable to us or at all, or that if we achieve those acquisitions we will be able to operate our expanded business profitably. Due to restrictions on bank lending imposed by the PRC government in 2011, we have been experiencing difficulty in obtaining financing from our principal banks, and, as part of our effort to seek funding from other sources, we entered an Equity Purchase and Sale Agreement to sell the Yuanping hydroelectric power project in December 2011 and the disposal date was March 2, 2012, which was the date we lost effective control over Yuanping, and the sale transaction was completed on the same date. We entered into a Share Transfer Agreement to sell the Yuheng hydroelectric power project in October 2012, the disposal date was October 31, 2012, which was the date we lost effective control over Yuheng. The sale transaction was completed in April 2013. Although we generally intend to minimize sales of our operating assets, we may need to sell additional hydroelectric power projects in the future. If we fail to achieve our business objectives, then we may not be able to realize our expected revenue growth, maintain our existing revenue levels or operate at a profit. Even if we do realize our business objectives, our business may not be profitable in the future.

Our business is dependent upon hydrological conditions, which may from time to time result in conditions that are unfavorable to our business operations.

Our hydroelectric power generating prospects are dependent upon hydrological conditions prevailing from time to time in the broad geographic regions in which our existing and future hydroelectric power projects are located. There can be no assurance that the water flows at our existing and future sites will be consistent with our expectations, or that climatic and environmental conditions will not change significantly from the prevailing conditions at the time our projections were made. Water flows vary each year, and depend on factors such as rainfall, snowfall, rate of snowmelt and seasonal changes. Based on decades of hydrology recordkeeping by government and other organizations for the provinces where we have projects situated, as well as engineering studies prepared during the project design phase, we believe that over time, while annual precipitation levels will typically be above or below average, such variations will mostly likely average out. However, our existing and future hydroelectric power projects may be subject to substantial variations in climatic and hydrological conditions which may reduce water flow and thus our ability to generate electricity. While we have selected and will continue to select our hydroelectric power projects for acquisition in part on the basis of their projected outputs, the actual water flow required to produce those outputs may not exist or be sustained. For example, overall utilization at our hydroelectric power projects in 2013 was lower than the overall utilization in 2012 due to lower levels of precipitation, which has affected our results of operations in 2013. If hydrological conditions result in droughts or other conditions that negatively affect our existing or proposed hydroelectric generation business, our results of operations may be materially and adversely affected.

We have encountered and may continue to encounter difficulties in pursuing our acquisition strategy and have sold and may continue to sell operating assets, which would result in us being dependent upon our current or remaining portfolio of hydroelectric power projects and having limited revenue growth potential.

Our ability to implement our acquisition strategy depends on a number of factors, in particular, our ability to maintain our current portfolio of hydroelectric power projects, identify suitable acquisition targets, and reach agreements with sellers for acceptable consideration and on commercially reasonable terms and secure financing necessary for completing future acquisitions. There is no guarantee that we have the ability to pursue acquisition opportunities we identify in the future or the ability to maintain our current portfolio of power projects. In 2013, we did not acquire any additional hydroelectric power projects, nor do we currently anticipate any major asset purchase in at least the short term. Due to restrictions on bank lending imposed by the PRC government, we did not proceed with two acquisitions as planned in 2011 and entered into agreements to sell Yuanping hydroelectric power project in December 2011 and Yuheng hydroelectric power project in October 2012, respectively, to help meet our liquidity needs. The disposal date of Yuanping was March 2, 2012, which was the date we lost effective control over Yuanping. The sale transaction was completed on the same date. The disposal date of Yuheng was October 31, 2012, which was the date we lost effective control over Yuheng. The sale transaction was completed in April 2013. We cannot assure you that we will not need to sell additional operating assets. In addition, if we decide to make additional acquisitions in the future, we believe identifying and acquiring projects on reasonable terms may be more difficult as domestic and international competitors seek to acquire small hydroelectric power projects in China. Furthermore, depending on factors such as the national monetary policy and the credit market environment in China, in the event that we are in a position to pursue acquisitions in the future, we may not be able to secure financing for additional acquisitions.

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

In 2011, the PRC government, as part of its effort to reduce inflation, implemented a monetary policy that severely limited the amounts that banks could lend. As a result, we experienced difficulty in borrowing from our principal banks, although we were able to meet our liquidity needs at the end of 2011 through negotiations to extend the term of certain current obligations, several smaller loans with one-year terms, an exercise of warrants by a stockholder and the sale of the Yuanping hydroelectric power project. In 2013, the bank lending market in China has improved. While our ability to borrow remains somewhat challenging, we have been able to secure a total of $52.2 million through borrowings from banks and non-financial institutions in 2013. The sale of the Yuheng hydroelectric power project also helped us to meet our liquidity needs at the end of 2013. It is unclear what the PRC government’s monetary policy will be in 2014. We cannot assure you that we can obtain bank financing on terms acceptable to us or at all in the future or that we will be able to meet our liquidity needs through bank loans whether it is due to changes in the PRC’s monetary policy or otherwise.

The operation of our hydroelectric power projects and customer demand for our power may be vulnerable to disruptions caused by natural and man-made disasters, which may materially and adversely affect our results of operations.

Our hydroelectric power projects could be required to cease operating in the event of a drought, and to cease operating or even be damaged in the event of a flood. Water supply to our hydroelectric power projects and the projects themselves are vulnerable to natural disasters including, but not limited to, earthquakes, storms, tornadoes and floods, as well as disasters caused by human actions such as terrorist attacks, military conflicts and other deliberate or inadvertent actions which may affect the availability of water supplies or water flow to our hydroelectric power projects. For example, in 2013, a severe flood in Sichuan province hit our Liyuan hydroelectric power project causing damage to the tailrace concrete apron, spillway gates, power generation plant, auxiliary equipment, and the 35KV substation. We recorded a net asset impairment loss of $3.5 million, reflecting the insurance recovery of $0.6 million we received in 2013. We are still assessing the total asset loss caused by such flood and working with the insurance company to determine how much of the total loss can be recovered. Our hydroelectric power projects located in Yunnan province, Sichuan province and Fujian province are all in areas of relatively high seismic risk as compared to other areas of China. Such disasters are unpredictable and can significantly damage our access to water supply and power plant equipment as well as the property of our consumers. Under such circumstances, market demand for power in general may be significantly and adversely affected, reducing the need for the electricity we produce, and we may be unable to continue operation of our plants or to produce the level of electricity we expect. The insurance coverage we maintain may not be adequate to compensate us for all damages and economic losses which may arise in connection with these disasters. Such disruption to our operations could materially and adversely affect our results of operations.

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

On October 22, 2009, we entered into a capital injection agreement with Henan Lantian Group to subscribe for a 79.0% equity interest in Henan Wuyue Storage Power Generation Co., Ltd. (“Wuyue”), which owns the right to develop a pumped storage hydropower project of 1,000 megawatts in Henan province. Pursuant to the agreement, we completed the first capital injection of RMB32.5 million ($4.8 million) on March 23, 2010. In September 2010, we signed a framework agreement with China Guangdong Nuclear Energy Development Co. Ltd. (“Guangdong Nuclear”) for the equity transfer of a controlling interest of Wuyue. Under the framework agreement, subject to the completion of definitive documents, completion of due diligence and receipt of required governmental and other approvals in the PRC, we would transfer a 51.0% equity interest in Wuyue to Guangdong Nuclear, in exchange for which Guangdong Nuclear agreed to fund its proportionate share of the on-going development costs of the project. The framework expired on December 31, 2011, and the project has been largely at a standstill since 2009. We expect the project will continue to be at a standstill and has no intention to make further investments. As a result, we recognized impairment loss of Wuyue’s construction in progress for $11.6 million in 2011. The impairment loss attributable to the company’s shareholder is $5.0 million in 2011. No impairment loss of Wuyue’s construction in progress was recognized as of December 31, 2012 and 2013.  There can be no assurance that we will not in the future pursue other greenfield projects that would eventually turn out to be unsuccessful.

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

We compete in the Chinese domestic market with other PRC power generation companies. The five biggest power companies in China, namely, China Huaneng Group, China Datang Group, China Huadian Group, China Guodian Group and China Power Investment Group, collectively operated 46.8% of China’s total power generation installed capacity by the end of 2013, according to the State Electricity Regulatory Commission. These power companies and a number of other power producers have substantially greater financial, infrastructure or other resources than we do. We may also face competition from new entrants to the hydropower industry having business objectives similar to ours, including venture capital and private equity funds, leveraged buyout funds, and other operating businesses that may offer more advanced technological capabilities or that have greater financial resources. The ability of our competitors to access resources that we cannot access may prevent us from acquiring additional hydropower projects in strategic locations or from increasing our generating capacity. There is also increasing competition among operating power projects for increases in dispatched output, higher on-grid tariffs and land use rights. If we are unable to compete successfully, our growth opportunities to increase generating capacity may be limited and our revenue and profitability may be adversely affected. In recent years, the ongoing reform of the PRC power industry has included experimental programs to set on-grid tariffs through competitive bidding among thermal power projects. The tariffs determined by competitive bidding may be lower than the pre-approved tariffs for planned output. In the future, competitive bidding may extend to hydroelectric power projects and further increase price competition among domestic power generation companies. We cannot assure you that increased competition in the future will not have a material adverse effect on our results of operations and growth prospects.

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

We currently have a portfolio of 25 operating hydroelectric power projects. Some of our projects were previously state-owned assets. Under PRC law, the transfer of state-owned assets is subject to strict procedures and approvals. We believe we have complied with all requisite procedures in acquiring state-owned assets, namely our Shapulong hydroelectric power project. However, if a previous transferor of state-owned assets failed to comply with relevant PRC law, the transfer of the state-owned assets may be reversed by the government or fines may be levied. In such circumstances, we will have a legal right to recover our investment in the assets, but we may not be able to recover from the relevant parties, which could result in a loss of power generation plants, loss of revenues and a significant increase in operating costs.

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

In addition, certain of the land use rights currently held by us were obtained by way of allocation by the PRC government without charge. These parcels of land at the Wuliting, Shapulong, Banzhu, Wangkeng, Liyuan, Ruiyang, Yingchuan, Xiaopengzu, Mangxian, Husahe Cascade III, Husahe Cascade IV, and Qianling sites are used as workshops, dams and reservoirs, and have a total area of approximately 10,807,730 m2. The PRC central or local governments may in the future require us to re-obtain such land use rights by way of grant by the government or require us to pay site use fees. In the event that we are required to obtain the land use rights by way of grant, we will be obligated to enter into state-owned land use rights grant contracts with the competent land administration authorities and pay relevant taxes and fees, including but not limited to land premiums in accordance with relevant PRC laws and regulations. These taxes and fees for obtaining land use rights may be significant and if we are required to pay these amounts our operating expenses could be significantly increased.

Furthermore, part of the land occupied by Jinwei hydroelectric project is leased allocated land. In accordance with relevant PRC laws and regulations, the lease of allocated land shall obtain approval from the competent land and resources authority. We have not procured such approval so far. Jinwei hydroelectric project is also leasing certain land from the local peasants which is collectively-owned. In accordance with relevant PRC laws and regulations, collectively-owned land shall not be leased for industrial use purpose such as hydropower generation. The total area for the aforesaid leased allocated land and collectively-owned land is approximately 435,300 m2. In the event that we are required to cease such lease and/or any penalties are imposed on us, our business operations and financial condition could be materially and adversely affected.

Certain of our existing hydroelectric power projects have not passed the completion acceptance procedure, which could result in the imposition of fines or the closure of non-permitted hydroelectric power projects.

In accordance with relevant PRC laws and regulations, hydroelectric power projects are required to pass a completion acceptance procedure. Currently, only sixteen of our twenty-five projects have passed the completion acceptance procedure and two projects, namely, Husahe Cascade IV and Mangxian projects, cannot verify whether they have passed completion acceptance due to the loss of files caused by flood in 2004. The remaining seven of our existing hydroelectric power projects have not passed the completion acceptance procedure and they may not successfully pass the completion acceptance procedure in the future. We expect two will complete the procedure by the end of 2014. As for the remaining five projects in Fujian Province, we have been informed by relevant governmental authorities that Fujian Province has temporarily suspended the completion acceptance procedure for small hydroelectric projects and the time for resumption is uncertain. Failure by any of our existing projects to pass completion acceptance procedure could result in the government imposing fines or ordering us to shut down such hydroelectric power projects.

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

Voting at any of our shareholder meetings is by a show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or by any three shareholders present in person or by proxy or by any shareholder(s) holding 1/10 of the total voting rights of shareholders present at the meeting or by any shareholder(s) present in person or by proxy holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than 1/10 of the total sum paid up on all such shares conferring such right. If a poll is demanded, each shareholder present in person or by proxy will have one vote for each ordinary share registered in his name. If a poll is not demanded, voting will be by show of hands and each shareholder present in person or by proxy will have one vote regardless of the number of shares registered in his name. In the absence of a poll, shares will therefore not be proportionately represented. In addition, the quorum required for our shareholder meetings consists of shareholders who hold at least one-third in nominal value of our ordinary shares being present at a meeting in person or by proxy. Therefore, subject to the requisite majorities, shareholder resolutions may be passed at our shareholder meetings without the presence of the majority of our shareholders in person or by proxy.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. Under the current SEC regulations, we are required to include a management report on internal control over financial reporting in our annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting for the year ended December 31, 2013. However, the management’s report was not subject to attestation by our independent registered public accounting firm pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act that permits us, a non-accelerated filer, to provide only management’s report in this annual report. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2013. See “Item 15. Control and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage our company effectively and prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we have incurred and expect to continue to incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

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

On March 16, 2007, the new PRC Enterprise Income Tax law, or EIT Law, was enacted, which became effective on January 1, 2008 and replaced the previous two separate tax legal regimes for foreign invested enterprises, or FIEs, and Chinese domestic companies. The EIT Law adopts a uniform tax rate of 25% for all enterprises, including FIEs, and revokes many of the previous tax exemption, reduction and preferential treatments which were applicable to FIEs. However, any enterprises that were established before the promulgation of the EIT Law that are entitled to preferential tax treatments for a fixed period will continue to be entitled to such preferential tax treatments until the expiration of such period. If the fixed period has not commenced because of losses, it shall be deemed to commence on January 1, 2008. In addition, under the pre-2008 tax regulations, enterprises established in the Western region of the PRC and engaged in encouraged industries (e.g., hydroelectric power activities) are entitled to a preferential tax rate of 15% from 2001 to 2010 and a two-year tax exemption followed by three-year 50% tax rate reduction starting from the first year of operation (for domestic enterprises) or first profit-making year (for foreign-invested enterprises). The treatment of preferential tax rate of 15% has been renewed in 2011 and extended to the period from 2011 to 2020. In addition, enterprises established before December 31, 2010 that entitled to the tax term holiday may continue to enjoy such tax holiday until its expiration. Many our PRC subsidiaries are currently enjoyed various preferential tax treatments including reduced tax rate and/or term tax holidays. See “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Taxation”.

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

As entities established in China, our operating businesses are subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. For each of our operating businesses that is a Sino-foreign joint venture enterprise, it may not distribute its after-tax profits to us if it has not already made contributions to its reserve fund, enterprise development fund and employee bonus and welfare fund at percentages that are decided by its board of directors. For each of our operating businesses that is a wholly foreign-owned enterprise, it may not distribute its after-tax profits to us if it has not already made contributions to its employee bonus and welfare fund at a percentage that is decided by its board of directors and to its reserve fund at a rate of no less than 10% of its net profit. A wholly foreign-owned enterprise is required to continue making contributions to its reserve fund until such fund reaches 50% of its registered capital. For each of our operating businesses that is a PRC domestic company, it may not distribute its after-tax profits to us if it has not already made contributions to its statutory reserve fund at a rate of no less than 10% of its net profit. A PRC domestic company is required to continue making contributions to its statutory reserve fund until such fund reaches 50% of its registered capital. These reserve funds may not be distributed as cash dividends. The total amount of our restricted net assets was RMB3,483.9 million ($503.9 million) as of December 31, 2013, which exceeded our stockholders’ equity balance of $402.4 million as of that date. In addition, if our operating businesses in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Limitations on the ability of our operating businesses in China to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we do not receive dividends from our operating businesses in China, our liquidity, financial condition and ability to make dividend distributions to our shareholders will be materially and adversely affected.

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

We incurred foreign exchange loss of $851,000 and $41,000 in 2011 and 2013, respectively, and generated a foreign exchange gain of $28,000 in 2012. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur foreign exchange losses in the future. In addition, our foreign exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

We may be adversely affected by the proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. Accordingly, the sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

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

Risks Relating to Our Securities

There can be no assurance that the agreement and plan of merger entered into with various parties on January 13, 2014 and the going private transaction contemplated thereby will be approved by our shareholders or successfully consummated. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.

On September 4, 2013, our board of directors received a proposal letter from NewQuest Capital Partners, through its affiliated entity, CPI Ballpark Investments Ltd, and on behalf of its affiliates and the funds managed by it (collectively, “NewQuest”) to acquire all of the Company’s outstanding ordinary shares, including ordinary shares represented by the Company’s American depositary shares or “ADSs” (each representing three ordinary shares of the Company), not currently owned by NewQuest, in a going private transaction for US$1.17 per ordinary share and US$3.51 per ADS, as the case may be, in cash, subject to certain conditions. Following receipt of the proposal, our board of directors formed a special committee of independent directors to consider the proposal as well as any alternative proposals. On January 13, 2014, we entered into a definitive agreement and plan of merger (“Merger Agreement”) with various parties pursuant to which CPT Wyndham Holdings Ltd. (“Parent”) will acquire our company for US$1.17 per ordinary share and US$3.51 per ADS, as the case may be, through the merger of its wholly owned acquisition subsidiary, CPT Wyndham Sub Ltd., with and into our company, with our company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). The per ADS merger consideration to be paid in the Merger represents a 57.4% premium over the closing price of US$2.23 per ADS as quoted by the NYSE on September 3, 2013, and a 60.5% premium over the volume-weighted average trading price of our ADSs during the 30 trading days prior to, and including, September 3, 2013, the last trading day prior to our announcement on September 4, 2013 that it had received the non-binding proposal from NewQuest.

The Merger is subject to customary closing conditions as well as the approval by an affirmative vote of holders of the Company’s ordinary shares representing at least two-thirds of the ordinary shares present and voting in person or by proxy as a single class at an extraordinary general meeting of our shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. The Merger, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, we are subject to various restrictions under the Merger Agreement on the conduct of our business prior to the completion of the Merger, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the Merger.

We filed a going private transaction statement on Schedule 13E-3 on February 7, 2014 and further revised it on March 20, 2014, both of which attach as an exhibit a preliminary proxy statement that, subject to completion, will be used in connection with the extraordinary general meeting of our shareholders. Please refer to the preliminary proxy statement for more information about the Merger including the effects of the Merger on our company and the effects on our company if the Merger is not completed.

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

Currently there are 162,126,002 ordinary shares outstanding. In addition, there are outstanding options to purchase an aggregate of 2,788,672 ordinary shares, including options to purchase an aggregate of 2,788,672 ordinary shares immediately exercisable as of the date of this annual report.

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

CPI Ballpark Investments Ltd owns a significant portion of our voting shares. See “Item 6E. Share Ownership.” CPI Ballpark Investments Ltd is an affiliate within the meaning of the Securities Act, due to the size of their shareholdings in us. CPI Ballpark Investments Ltd currently has two board representatives on our seven director board. Accordingly, the shareholder has had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. We cannot assure you that we will not issue additional ordinary shares or securities convertible into ordinary shares to each of these or other shareholders. In the event that these shareholders increase their shareholdings in us, they may be in an even stronger position to exert influence over us.

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

Holders of our ADSs may only exercise their voting rights with respect to the underlying shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying shares in accordance with these instructions. Under our Amended and Restated Memorandum and Articles of Association and Cayman Islands law, the minimum notice period required for convening a general meeting is 21 days, provided that a general meeting may be called on short notice, subject to Cayman Islands law, if it is so agreed (i) in the case of an annual general meeting, by all the shareholders entitled to vote and attend such meeting, and (ii) in the case of any other meeting, by a majority number of shareholders having the right to attend and vote at such meeting.  When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you to give your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to send voting information to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares.

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

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, there can no assurance that we will not be classified as a PFIC for 2014 or any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to U.S. holders that would result from our classification as a PFIC, please see “Item 10.E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were formed in July 2006 as an exempted company under the laws of the Cayman Islands to serve as a vehicle for the acquisition of hydroelectric assets in China. At the time of our formation we considered, but did not pursue, operating as a publicly traded special purpose acquisition company. We did not have any operating business until the completion of our first acquisition in April 2007. We have acquired and sold multiple operating assets since then and our principal capital expenditures and divestitures since January 1, 2011 including the following. Please note that U.S. dollar translations provided below are derived from our consolidated financial statements.

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

•                  in December 2011, we entered into an Equity Purchase and Sale agreement to sell Pingnan County Yuanping Hydroelectric Co., Ltd., which owns and operates Yuanping hydroelectric power project, a 16.0 MW project located in Fujian province, for total consideration of $22.2 million, including the assumption of debt by a third-party buyer; and

•                  in October 2012, we entered into a Share Transfer Agreement to sell the Pingnan County Yuheng hydroelectric power project, a 30.0 MW project located in Fujian province, for total consideration of $44.3 million, including the assumption of debt by the buyer;

•                  in September 2013, our board of directors received a proposal letter from NewQuest to acquire all of our outstanding ordinary shares, including ordinary shares represented by our ADSs. Following receipt of the proposal, our board of directors formed a special committee of independent directors to consider the proposal as well as any alternative proposals. On January 13, 2014, we entered into a definitive Merger Agreement with various parties pursuant to which CPT Wyndham Holdings Ltd. (“Parent”) will acquire our company for US$1.17 per ordinary share and US$3.51 per ADS, as the case may be, through the merger of its wholly owned acquisition subsidiary, CPT Wyndham Sub Ltd., with and into our company, with our company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). The Merger is subject to customary closing conditions as well as the approval by an affirmative vote of holders of the Company’s ordinary shares representing at least two-thirds of the ordinary shares present and voting in person or by proxy as a single class at an extraordinary general meeting of our shareholders which will be convened to consider the approval of the Merger Agreement and the Merger.

We conduct our business through our subsidiaries in China. For additional information on our organizational structure, see “Item 4.C. Information on the Company - Organizational Structure.”

Our registered office is located at the offices of Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, Grand Cayman, KY1-1108, Cayman Islands. Our executive offices are located at 901, Marco Polo Plaza Building, No.80 Anli Road, Chaoyang District, Beijing, PRC 100101 and our telephone number at such location is (86-10) 59636881. Our website is www.chinahydroelectric.com. The information contained on our website does not form part of this annual report.

In January 2010, we completed our initial public offering, and our ADSs and warrants started trading on the NYSE under the symbols “CHC” and “CHCWS”, respectively. Our warrants expired on January 25, 2014 without exercise. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, NY 10017.

B. Business overview

Overview

We are a developer, owner and operator of small hydroelectric power projects in China. We were formed in July 2006 to acquire existing small hydroelectric assets in China. Our primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects in China.

Our revenues to date have derived from the sale of electricity generated by our small hydroelectric power projects to the southern power grid, and our costs of operations relate to the operation of our hydroelectric power projects, as well as the cost of financing our acquisition of these hydroelectric power projects and necessary capital contributions. The map below sets out the locations and installed capacities of our hydroelectric power projects in operation as at December 31, 2013.

We wholly own twenty-two operating hydroelectric power projects and have a controlling interest in three additional operating hydroelectric power projects. Our operating hydroelectric power projects are located in four provinces in China: Zhejiang, Fujian, Yunnan and Sichuan. Revenues from continuing operations contributed by projects in Zhejiang, Fujian, Yunnan and Sichuan provinces were 46.5%, 27.2%, 25.3% and 1.0% in 2011, 48.7%, 34.8%, 15.8% and 0.7% in 2012, and 48.3%, 31.6%, 19.6% and 0.5% in 2013, respectively. See Item 5.A “Operating Results — Geographical Information” for details.

We acquired all of our existing hydroelectric power projects from other developers and operators beginning in 2007. We intend to continue our expansion by acquiring, operating and developing a diversified portfolio of additional small hydroelectric power projects in targeted locations in China. We believe our experience and capabilities gained in the acquisition, development and operation of small hydroelectric power project in China will enable us to take advantage of the opportunities present in the PRC hydropower market. Installed capacity at our projects were 517.8 MW, 517.8 MW and 517.8 MW at December 31, 2011, 2012 and 2013, respectively.

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

In October 2012, we entered into a Share Transfer Agreement with a third-party buyer to sell Pingnan County Yuheng Hydroelectric Co., Ltd., which owns and operates Yuheng hydroelectric power project, a 30.0 MW project located in Fujian province, for a total consideration of $44.3 million, including the assumption of debt by the buyer. The disposal date of Yuheng was October 31, 2012, which was the date we lost effective control over Yuheng. The sale transaction was completed in April 2013.

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

The table below sets forth technical and operating data of our hydroelectric power projects as of the dates indicated.

Project or							Effective
Expansion	Actual	Approved	Installed				Utilization Rate			Design
and	Date in	Tariff in 2013(1)	Capacity	Electricity Sold (kWh)			(%)(8)			Utilization
Location	Service	(RMB/kWh)	(MW)	2011	2012	2013	2011	2012	2013	(%)	Type
Completed Projects
Binglangjiang I, Yunnan	Jan-88	0.227 January to May; 0.177 June to December	21	86,994,684	73,643,279	105,140,774	47.3	39.9	57.2	45.0	A
Binglangjiang II, Yunnan	Sept-09	0.227 January to May; 0.177 June to December	20	92,596,193	84,495,870	62,529,840	52.9	48.1	35.7	50.0	A
Liyuan, Sichuan	Aug-06	0.29	12	13,096,779	13,758,781	8,444,200	12.5	19.5	10.7	42.0	B
Shapulong, Zhejiang	Jun-01	0.535 peak hours; 0.268 off-peak	25	36,611,340	55,304,212	55,764,645	14.4	25.2	25.5	18.6	C
Yingchuan, Zhejiang	Apr-02	0.535 peak hours; 0.268 off-peak	40	101,896,872	144,948,740	139,554,431	29.1	41.3	39.8	31.0	C
Wuliting, Zhejiang	Oct-07	0.535 peak hours; 0.268 off-peak	42	92,118,840	146,626,920	117,231,840	25.0	39.7	31.9	33.0	B
Ruiyang, Zhejiang	Dec-03	0.535 peak hours; 0.268 off-peak	32	49,810,200	92,434,320	72,077,280	17.8	32.9	25.7	24.2	C
Jiulongshan(2), Zhejiang		0.535 peak hours 0.268 off-peak	37.6	67,157,924	116,570,891	80,512,711	20.4	35.3	24.4	20.7	C/A
Zhougongyuan(2), Zhejiang	Mar-09	0.535 peak hours; 0.268 off-peak	16	39,827,794	64,816,701	46,963,319	28.4	46.1	33.5	29.0	C/A
Banzhu, Fujian	Nov-98	0.381	45	112,241,606	214,147,080	162,613,500	28.5	54.2	41.3	42.2	B
Wangkeng(3), Fujian	July 04	0.331	40	96,398,922	165,273,169	126,323,663	27.5	47.0	36.1	42.5
Husahe(4), Yunnan	Mar-95	0.227 January to May; 0.177 June to December	18.7	67,753,458	51,666,207	58,632,431	41.4	31.5	35.8	45.1	A
Aluhe(4), Yunnan	Jun-06	0.20 January to April, and December; 0.16 May to November	10	29,478,703	31,229,866	30,548,628	33.7	35.6	34.9	54.3	A
Zilenghe(4), Yunnan	Oct-07	0.20 January to April, and December; 0.16 May to November	25.2	86,162,474	90,217,295	87,165,181	39.0	40.8	39.5	60.4	A
Latudi(4), Yunnan	Feb-09	0.20 January to April, and December; 0.16 May to November	18.9	45,296,415	62,695,720	50,163,960	27.4	37.8	30.3	46.1	A

Project or							Effective
Expansion	Actual	Approved	Installed				Utilization Rate			Design
and	Date in	Tariff(1)	Capacity	Electricity Sold (kWh)			(%)(8)			Utilization
Location	Service	(RMB/kWh)	(MW)	2011	2012	2013	2011	2012	2013	(%)	Type
Xiaopengzu(4), Yunnan	Oct-09	0.247 January to April, and December; 0.222 May and November; 0.197 June to October	44	68,255,227	72,662,313	81,161,158	17.7	18.8	21.1	46.0-50.0	C
Qianling(5), Fujian	Jul-84	0.261	10	27,297,172	47,216,556	35,887,928	31.2	53.8	41.0	40.0	B
Jinjiu(5), Fujian	Oct-04	0.301	3	11,592,491	19,602,939	18,889,692	44.1	74.4	71.9	52.0	B
Dongguan(5), Fujian	Nov-04	0.301	4.8	8,147,040	15,041,000	13,857,940	19.4	46.6	33.0	48.1	B
Jinlong(5), Fujian	Nov-05	0.30	10	29,761,388	51,311,594	40,297,236	34.0	58.4	46.0	42.6	B
Jintang(5), Fujian	Oct-06	0.26	11.6	29,475,704	53,688,256	43,242,996	29.0	52.7	42.6	40.5	B
Jinwei(5), Fujian	Jul-09	0.3051	16	37,846,120	62,600,520	52,856,160	27.0	44.5	37.7	41.1	B
Dazhaihe(6), Yunnan	Sept-09	0.247 January to April, and December; 0.222 May and November; 0.197 June to October	15	32,494,133	38,025,803	44,548,027	34.1	28.9	33.8	49.1	A
		Total:	517.8

(1)     We are required to withhold VAT due on our power dispatched at a rate of 6.0%, or in the case of two of our projects, of 17.0%, depending on the size and location of the plant. Approved tariffs presented above are gross of VAT. Peak hours are generally from 8 a.m. to 10 p.m. For Binglangjiang II, the effective tariff stated was effective from January 1, 2010. In 2009, from September 4 to November 3, the effective approved tariff was RMB0.12 and from November 4 to December 31 was RMB0.17. Effective from May 1, 2010, the tariff for Binglangjiang I, II and Husahe was increased from RMB0.22 to RMB0.227 for the period from January to May and from RMB0.17 to RMB0.177 for the period from June to December. We did not receive any tariff increase in 2011. In 2012, we received tariff increases of RMB0.021 at the following projects: Banzhu, Wangkeng, Qianling, Jinjiu, Dongguan, Jinlong, and Jintang; an increase of RMB0.0051 at the Jinwei project; and, an increase at the Dazhaihe project of RMB0.017 from January to April and December, RMB0.04 in May and November and RMB0.067 from June to October. We did not receive any tariff increases in 2013.

(2)     The Zhougongyuan project consists of three separate hydropower plants in series on the same river. The upstream hydropower plant is an impoundment dam reservoir hydropower plant (type C) and the other two in series downstream are run-of-the-river diversion dam hydropower plants (type A). Zhougongyuan project was split into two subsidiary projects in December 2009: Jiulongshan project and Zhougongyuan project.

(3)     We have owned 100.0% of the equity interest in Wangkeng since January 2011.

(4)     The acquisition of the Husahe, Aluhe, Zilenghe, Latudi and Xiaopengzu hydroelectric projects was made during 2010. The Electricity Sold and Effective Utilization Rate for 2010 represents the period during which the projects were under our control. Operating data are on a full year basis for 2013 and 2012.

(5)     We completed our acquisition of Shaowu City Jinling Power Generation Co., Ltd., the owner of the Qianling, Jinjiu and Dongguan hydroelectric power project, together with Jinling’s 55.0% controlling interest in Shaowu City Jinlong Hydroelectric Co., Ltd., the owner of the Jinlong project, Jinling’s 74.0% controlling interest in Shaowu City Jintang Hydroelectric Co., Ltd., the owner of the Jintang project, and Jinling’s 74.0% controlling interest in Shaowu City Jinwei Hydroelectric Co., Ltd., the owner of the Jinwei on December 30, 2010. As a result, we are not entitled to the revenue of these projects for the year ended December 31, 2010. In 2011, 2012 and 2013, we are entitled to the electricity production and revenue of Jinlong, Jintang and Jinwei on an equity basis of 55.0%, 74.0% and 74.0%, respectively.

(6)     We completed our acquisition of Jinping Kanghong Hydropower Development Co., Ltd., or the Dazhaihe Hydroelectric power project, in April 2011. The 2011 data for Dazhaihe are for the period from April 10, 2011 to December 31, 2011.

(7)     See Exhibit 15.1 to this annual report for detailed calculations of effective utilization rates.

Completed Projects

Yunnan Province

Binglangjiang I. Binglangjiang I is a run-of-the-river, diversion-type hydroelectric facility commissioned in January 1988 with an installed capacity of 21.0 MW and an annual design utilization rate of 60.0%, which was reduced to 45.0% when Binglangjiang II was commissioned and water previously dedicated solely to Binglangjiang I was then allocated between Binglangjiang I and Binglangjiang II. The effective utilization rate for Binglangjiang I was 47.3%, 39.9% and 57.2% in 2011, 2012 and 2013, respectively. We have been operating this project and supplying power to local grids since 2007. On July 19, 2011, Yunnan Huabang Electric Power Development Co., Ltd. entered into our latest grid connection and dispatching agreement with Yunnan Grid Company Dehong Power Supply Bureau for Binglangjiang I and II which is valid until July 19, 2012. The agreement shall remain valid until July 19, 2013 or when a new agreement is signed. On December 29, 2010, Yunnan Huabang Electric Power Development Co., Ltd. entered into a supplemental agreement on the power purchase and sale contract for the calendar year of 2011 with Dehong Power Supply Co., Ltd. with respect to Binglangjiang I, pursuant to which, Dehong Power Supply Co., Ltd. agrees to pay RMB0.227 per kWh (January to May, and December) and RMB0.177 per kWh (June to November). In December 2012, Yunnan Huabang Electric Power Development Co., Ltd renewed such agreement for the calendar year of 2013.

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

Binglangjiang II. Binglangjiang II is a run-of-the-river, diversion-type hydroelectric power project commissioned in September 2009 with a design capacity of 20.0 MW and an annual design utilization rate of 50.0%. The effective utilization rate for Binglangjiang II was 52.9%, 48.1% and 35.7% in 2011, 2012 and 2013, respectively. The combined effective utilization rate for Binglangjiang I and II was 50.0%, 44.0%, and 45.6% in 2011, 2012 and 2013, respectively. We have been operating this project and supplying power to local grids since 2009. On July 19, 2011, Yunnan Huabang Electric Power Development Co., Ltd. entered into our latest grid connection and dispatching agreement with Yunnan Grid Company Dehong Power Supply Bureau for both Binglangjiang I and II which is valid until July 19, 2012. The agreement shall remain valid until July 19, 2013 or when a new agreement is signed. On December 29, 2010, Yunnan Huabang Electric Power Development Co., Ltd. entered into a supplemental agreement on the power purchase and sale contract for the calendar year of 2011 with Dehong Power Supply Co., Ltd. with respect to Binglangjiang II, pursuant to which, Dehong Power Supply Co., Ltd. agrees to pay RMB0.227 per kWh (January to May, and December) and RMB0.177 per KWh (June to November). On December 25, 2012, Yunnan Huabang Electric Power Development Co., Ltd renewed such agreement for the calendar year of 2013.

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

Husahe. The Husahe hydroelectric project is located in Yingjiang County, Dehong Prefecture, Yunnan province and consists of three independent projects, Husahe 3, Husahe 4 and Mangxian, in a series on the Husa River with a drainage basin of 262.6 km2, a total installed capacity of 18.7 MW and a combined Design utilization rate of 45.1%. The effective utilization rate for this three facility complex was 41.4%, 31.5% and 35.8% for the year 2011, 2012 and 2013, respectfully. The lower than the design utilization rate in 2012 and 2013 reflects normal facility operations and lower than normal precipitation. Husahe 3 is a 3.2 MW four component facility consisting of a masonry diversion, 816 meter long canal and penstock, powerhouse and a 35KV substation which is connected to a 110KV substation at Mangxian hydropower Station. The powerhouse contains two horizontal Francis type turbine generator units. The project was placed in service in 1995. The design capacity utilization rate is 74.0%.

Husahe 4 is a 14.0 MW four component facility consisting of a gravity dam, 459 meter concrete lined tunnel and penstock, powerhouse and 35KV substation which is connected to a 110KV substation owned by the utility at Mangxian Hydropower Station. The project buildings occupy 1,575.72 square meters. The powerhouse contains two vertical Francis type turbine generators. The project was placed in service in 1998. The actual utilization rate is 41.4%. During periods of high water flows, the overflow from Husahe 4 is directed to the 1.5 MW Mangxian Hydropower Station, which has a utilization rate of 15.0%.

Mangxian is a 1.5 MW small overflow hydroelectric power project which produces power from flows which exceed the capacity of Husahe 4.

On April 19, 2012, Yingjiang County Qinrui Husahe Hydropower Co., Ltd. entered into our latest grid connection and dispatching agreement with Yunnan Grid Company Dehong Power Supply Co., Ltd for Husahe 3, which is valid for one year. Such agreement will remain valid until the agreement is renewed. On December 29, 2010, Yingjiang County Qinrui Husahe Hydropower Co., Ltd. entered into a supplemental agreement on power purchase and sale contract for the calendar year of 2011, pursuant to which, Dehong Power Supply Co., Ltd. agrees to pay RMB0.227 per KWh (January to May) and RMB0.177 per KWh (June to December). On December 25, 2012, Yingjiang County Qinrui Husahe Hydropower Co., Ltd renewed such agreement for the calendar year of 2013.

Xiaopengzu. Xiaopengzu is an impoundment reservoir type of hydroelectric power project commissioned in October 2009 with a design capacity of 44.0 MW and an annual design utilization rate which is expected to range from 46.0% to 50.0% based upon completion and the operations of the Dianchi Reservoir Diversion Project, a water project unrelated to Xiaopengzu which is expected to influence the amount of water annually that flows to Xiaopengzu, and the other hydroelectric facilities downstream. The effective utilization rate was 17.7%, 18.8% and 21.1% in 2011, 2012 and 2013, respectively, reflecting normal facility operations and below average precipitation in all three years.

In March 2012, Luquan Xiaopengzu Power Generation Corporation entered into a grid connection and dispatching agreement with Yunnan Grid Company, which is valid for one year. Such agreement will remain valid until the new agreement is signed. Luquan Xiaopengzu Power Generation Corporation entered into a power purchase and sale agreement effective from January 1, 2013 to December 31, 2013, pursuant to which the Yunnan Grid Corporation agrees to pay Xiaopengzu tariff on a seasonal basis. In 2013, Xiaopengzu received a tariff of RMB0.247 per kWh during the dry season from January to April and in December and RMB0.222 per kWh during the normal season in May and November, and RMB0.197 per kWh during the rainy season from June to October. According to a tariff adjustment notice dated Dec 29, 2013, effective from January 1, 2014, electricity provided to the provincial grid company will receive RMB0.1927 per kWh from June to October, RMB0.235 per kWh during May and November, and RMB0.282 per kWh from December to April. The VAT for this plant is 6.0%.

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

Aluhe. Aluhe is a high head run-of-the-river diversion-type hydroelectric power project located on the Alu River, commissioned in April 2007 with a design capacity of 10.0 MW and an annual design utilization rate of 54.3%. The effective utilization rate was 33.7%, 35.6% and 34.9% in 2011, 2012 and 2013, respectively. The lower than design utilization rates in 2011, 2012 and 2013 were the result of intermittent grid availability and lower than normal precipitation.

On July 25, 2012, Fugong County Hengda Hydroelectric Development Co., Ltd entered into a grid connection and dispatching agreement with Yunnan Grid Company Nujiang Power Supply Bureau for a valid period of one year. Such agreement will remain valid until the new agreement is signed. On January 1, 2013, Fugong County Hengda Hydroelectric Development Co., Ltd entered into a new power purchase and sale agreement with Yunnan Grid Company Nujiang Power Supply Bureau and Nujiang Power Supply Co., Ltd for Aluhe and Zilenghe, which is valid for one year. The agreement will remain effective unless any party intends to change the clause. In 2013, Aluhe received a tariff of RMB0.20 per kWh during the dry season from January to April and December, and RMB0.16 per kWh during the rainy season from May to November. According to a tariff adjustment notice dated Dec 29, 2013, effective from January 1, 2014, electricity provided to the provincial grid company will receive RMB0.1927 per kWh from June to October, RMB0.235 per kWh during May and November, and RMB0.282 per kWh from December to April. The VAT for this plant is 6.0%.

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

Zilenghe. Zilenghe is a high head run-of-the-river, diversion-type hydroelectric power project commissioned in October 2007 with a design capacity of 25.2 MW and an annual design utilization rate of 60.4%. The effective utilization rate was 39.0%, 40.8% and 39.5% in 2011, 2012 and 2013, respectively. The lower than the design utilization rate in all three years was attributable to intermittent grid availability and lower than normal precipitation.

On July 25, 2012, Fugong County Hengda Hydroelectric Development Co., Ltd entered into a grid connection and dispatching agreement with Yunnan Grid Company Nujiang Power Supply Bureau for a valid period of one year. Such agreement will remain valid until the new agreement is signed. In 2013, Zilenghe received a tariff of RMB0.20 per kWh during the dry season from January to April and December, and RMB0.16 per kWh during the rainy season from May to November. According to a tariff adjustment notice dated Dec 29, 2013, effective from January 1, 2014, electricity provided to the provincial grid company will receive RMB0.1927 per kWh from June to October, RMB0.235 per kWh during May and November, and RMB0.282 per kWh from December to April.

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

Latudi. Latudi Hydropower Station is located on the Latudi River in Fugong County, Nujiang Prefecture, Yunnan Province. Latudi is a high head run of the river diversion type project commissioned in February 2009 with a design capacity of 18.9 MW and an annual design utilization rate of 46.1%. The effective utilization rate was 27.4%, 37.8% and 30.3% in 2011, 2012 and 2013, respectively. The lower than the design utilization rate in all three years was attributable to intermittent grid availability and lower than normal precipitation.

On July 25, 2012, Fugong Xineng Power Development Co., Ltd entered into a grid connection and dispatching agreement with Yunnan Grid Company Nujiang Power Supply Bureau for a valid period of one year. Such agreement will remain valid until the new agreement is signed. On January 1, 2013, Fugong Xineng Power Development Co., Ltd. entered into a new power purchase and sale agreement with Nujiang Power Supply Co., Ltd, which is valid for one year. The agreement will remain effective unless any party intends to change the clause. In 2012, Aluhe received a tariff of RMB0.20 per kWh during the dry season from January to April and December, and RMB0.16 per kWh during the rainy season from May to November. According to a tariff adjustment notice dated Dec 29, 2013, effective from January 1, 2014, electricity provided to the provincial grid company will receive RMB0.1927 per kWh from June to October, RMB0.235 per kWh during May and November, and RMB0.282 per kWh from December to April. The VAT for this plant is 6.0%.

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

Dazhaihe. Dazhaihe is a high head run of the river hydro project located in the lower stream of the Dazhai River in Manhao town, Jinping county, Honghe prefecture. The project was commissioned in September 2009 with a design capacity of 15.0MW and an annual design utilization rate of 49.1%. The effective utilization rate was 34.1%, 28.9% and 33.8% in 2011, 2012 and 2013, respectively. The lower than the design utilization rates in all three years are attributable to normal facility operations and lower than normal precipitation.  On June 1, 2011, Jinping Kanghong Hydropower Development Co., Ltd entered into a grid connection and dispatching agreement with Yunnan Grid Company Honghe Power Supply Bureau for a valid period of one year. The agreement will remain valid until new agreement is signed. Jinping Kanghong Hydropower Development Co., Ltd entered into a power purchase and sale agreement effective from March 13, 2013 to March 12, 2014, pursuant to which the Yunnan Grid Corporation Honghe Power Supply Bureau agrees to pay Dazhaihe tariff on a seasonal basis. Such agreement will be renewable automatically unless both parties agree to terminate. According to a tariff increase notice issued by Yunnan Provincial Pricing Bureau on March 7, 2012, Dazhaihe currently received a tariff of RMB0.247 per kWh during the dry season from January to April and in December and RMB0.222 per kWh during the normal season in May and November, and RMB0.197 per kWh during the rainy season from June to October. According to a tariff adjustment notice dated Dec 29, 2013, effective from January 1, 2014, electricity provided to the provincial grid company will receive RMB0.1927 per kWh from June to October, RMB0.235 per kWh during May and November, and RMB0.282 per kWh from December to April. The VAT for this plant is 6.0%.

Dazhaihe is a four component single-purpose power generation construction. The facility consists of diversion structure, tunnel, penstock, surge shaft, powerhouse and substation. The Dazhai river is in the Honghe drainage basin, and is a branch of the Honghe River. The size of the drainage area above the water diversion is 50.9 KM2.

Sichuan Province

Liyuan. Liyuan is a low head run-of-the-river hydroelectric power project commissioned in August 2006 with an installed capacity of 12.0 MW and an annual design utilization rate of 42.0%. The effective utilization rate was 12.5%, 19.5 and 10.7% in 2011, 2012 and 2013, respectively. The effective utilization rates for Liyuan in 2011 and 2012 were lower than its design utilization rate due to high variability and concentration of precipitation and water flows during such periods. Water flows at times exceeded facility capacity resulting in abandoned water. We expect this situation to be mitigated in the future with the completed development and construction of a series of upstream plants on the Donghe river which will have the effect of moderating water flows in the river. Until such development is completed, the utilization rates for Liyuan may remain below design. The effective utilization rate for Liyuan in 2013 was lower due to scheduled repairs being completed in the beginning of the year and the flood damage. Sichuan Huabang Hydroelectric Development Co., Ltd. entered into a grid connection and dispatching agreement with Sichuan Cangxi Electric Power Co., Ltd. on May 17, 2012, which is valid until May 17, 2013, pursuant to which Sichuan Huabang Hydroelectric Development Co., Ltd. is to connect the hydroelectric power project to the power grid owned or controlled by Sichuan Cangxi Electric Power Co., Ltd. On June 4, 2012, Sichuan Huabang Hydroelectric Development Co., Ltd. and Sichuan Cangxi Electric Power Co., Ltd., part of the China Southern Power Grid Corporation Ltd., or the Southern Grid, entered into a power purchase and sale agreement effective from June 5, 2012 until June 4, 2013, pursuant to which the Sichuan Cangxi Electric Power Co., Ltd. is paying Liyuan a tariff of RMB0.29 per KWh. According to the terms of such agreement, the agreement remains effective, unless both parties agree to terminate. No new agreement signed due to the plant destroyed by flood. The VAT for this plant is 6.0%.

Liyuan is located on the Donghe river, which is in northeast Sichuan province at Donghe, Cangxi County, Guangyuan City. Liyuan consists of a concrete gravity dam, powerhouse, hinged spill way gates and ship lock integrated into one structure, and a substation. The power house contains six vertical 2.0 MW axial Kaplan type turbines manufactured by Jiangxi Pingxiang Hydro Power Facility. The area of the structure that contains the plant is 644.0 m2. The area of the land the project utilizes is 4,934 km2 including the drainage basin. We acquired Liyuan in May 2007. The major earthquake that struck Sichuan province in 2008 caused damage to the tailwater concrete apron and the spillway gates of Liyuan hydroelectric power project and the repair of such damage cost us RMB11.7 million ($1.7 million) and was completed in March 2010. During the repair period, power generation was limited and hence less than normal production from Liyuan hydroelectric power project was achieved in 2009. In 2013, a severe flood in Sichuan province hit our Liyuan hydroelectric power project resulting in damage to the tailrace concrete apron, spillway gates, power generation plant, auxiliary equipment, and the 35KV substation.

Zhejiang Province

Shapulong. Shapulong is an impoundment reservoir hydroelectric power project commissioned in June 2001 with an installed capacity of 25.0 MW and an annual design utilization rate of 18.6%. The effective utilization rate was 14.4%, 25.2% and 25.5% in 2011, 2012 and 2013 respectively.

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

Yingchuan. Yingchuan is an impoundment reservoir hydroelectric power project commissioned in April 2002 with an installed capacity of 40.0 MW and an annual design utilization rate of 31.0%. The effective utilization rates were 29.1%, 41.3% and 39.8% in 2011, 2012 and 2013, respectively.

Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau in November 2008, which is valid until November 2009 and thereafter so long as there is no disagreement between the two parties, pursuant to which Jingning Yingchuan Hydroelectric Development Co., Ltd. connected the hydroelectric power project to the power grid which is currently under the operation and management of Lishui Electric Power Bureau. According to the terms of such agreement, the agreement remains effective after the initial term, unless both parties agree to terminate. In October 2013 a power purchase agreement was executed between Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. and Zhejiang Province Power Company Lishui Power Supply Company, part of the State Grid, effective from October 1, 2013 to September 30, 2016 Without disagreement from either party, the agreement will be automatically renewed every two years, pursuant to which the Zhejiang Province Power Company Lishui Power Supply Company is paying Yingchuan a tariff of RMB0.535 per kWh during peak hours and RMB0.268 per kWh during off-peak hours. The VAT for this plant is 6.0%.

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

Wuliting. Wuliting is a low head, run-of-the-river hydroelectric power project commissioned in October 2007 with an installed capacity of 42.0 MW and an annual design utilization rate of 33.0%. The effective utilization rate was 25.0%, 39.7% and 31.9% in 2011, 2012 and 2013, respectively.

Qingtian Wuliting Hydroelectric Development Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau in November 2008, which is valid until November 2009 and thereafter so long as there is no disagreement between the two parties, pursuant to which Qingtian Wuliting Hydroelectric Development Co., Ltd. is to connect the hydroelectric power project to the power grid which is currently under the operation and management of Lishui Electric Power Bureau. According to the terms of such agreement, the agreement remains effective after the initial term, unless both parties agree to terminate. In October 2013 a power purchase agreement was executed between Qingtian Wuliting Hydroelectric Development Co., Ltd. and Zhejiang Province Power Company Lishui Power Supply Company, part of the State Grid, effective from October 1, 2013 to September 30, 2016. Without disagreement from either party, the agreement will be automatically renewed every two years, pursuant to which the Zhejiang Province Power Company Lishui Power Supply Company is paying Wuliting a tariff of RMB0.535 per kWh during peak hours and RMB0.268 per kWh during off-peak hours. The VAT for this plant is 6.0%.

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

Ruiyang. Ruiyang is an impoundment reservoir hydroelectric power project commissioned in December 2003 with an installed capacity of 32.0 MW and an annual design utilization rate of 24.2%. The effective utilization rate was 17.8%, 32.9% and 25.7% in 2011, 2012 and 2013, respectively.

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

Ruiyang is located on the upper reach of Longquan Brook (Mei Brook), a tributary to the Ou river, within the boundaries of Xiaomei Township, Longquan City, Zhejiang province. Ruiyang is a five-component project consisting of a concrete-faced-rock-fill dam, a 4 km tunnel, penstock, powerhouse, and substation. The power house contains two 16.0 MW vertical Francis turbine generators manufactured by Kvaerner Hangzhou Power Equipment Co., Ltd. The area of the powerhouse structure is 892 m2. The area of the land the project utilizes is 188 km2 including drainage basin. We acquired Ruiyang in August 2009.

Jiulongshan and Zhougongyuan. The Jiulongshan-Zhougongyuan Hydro Complex consists of Jiulongshan I, a 25.0 MW impoundment dam facility, Jiulongshan II, a 12.6 MW diversion facility, and Zhougongyuan, a 16.0 MW diversion facility. Each of the three facilities is located on a tributary of upper Wuxijiang River in Suichang County, Zhejiang Province.

The three projects have a total design capacity of 53.6 MW and a combined annual design utilization rate of 25.0%. The complex of three facilities was commissioned during May through December 2009. The effective utilization rate for Jiulongshan complex was 20.4%, 35.3% and 24.4% in 2011, 2012 and 2013, respectively. The effective utilization rate for Zhougongyuan was 28.4%, 46.1% and 33.5% in 2011, 2012 and 2013, respectively. Suichang County Jiulongshan Hydroelectric Development Co., Ltd. entered into a grid connection and dispatching agreement with Lishui Electric Power Bureau on April 21, 2009 for each of the three hydroelectric power projects, which was valid until April 2010. Without disagreement from either party, the agreement automatically renews every year, pursuant to which Suichang County Jiulongshan Hydroelectric Development Co., Ltd. is to connect the hydroelectric power projects to the power grid which is currently under the operation and management of Lishui Electric Power Bureau. In October 2013, Suichang County Jiulongshan Hydroelectric Development Co., Ltd. and Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. respectively entered into a power purchase and sale contract with Zhejiang Province Power Company Lishui Power Supply Company, part of the State Grid for Jiulongshan I (Zhougongyuan I), Jiulongshan II (Zhougongyuan II), and Zhougongyuan, which are valid from July 1, 2013 to June 30, 2016. Without disagreement from either party, the agreement will be automatically renewed every two years, pursuant to which Zhejiang Province Power Company Lishui Power Supply Company, part of the State Grid, is paying Jiulongshan and Zhougongyuan a tariff of RMB0.535 per kWh during peak hours and RMB0.268 per kWh during off-peak hours. In December 2009, Suichang County Jiulongshan Hydroelectric Development Co., Ltd., which then owned all of the three hydroelectric power projects, transferred one of them, Zhougongyuan III, to the newly established Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. with total investment of RMB140.0 million ($19.5 million) and registered capital of RMB90.0 million ($12.8 million). In connection with the transfer, Suichang County Jiulongshan Hydroelectric Development Co., Ltd., reduced its total investment to RMB320.0 million ($44.5 million) and registered capital to RMB204.1 million ($29.0 million). The purpose of the transfer is to have two interconnect arrangements of less than 50 MW resulting in lower VAT for the complex. The VAT for the three hydroelectric power projects was 17.0% for 2009 and 6.0% for 2010 and onwards.

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

Fujian Province

Banzhu. Banzhu is a low head, run-of-the-river hydroelectric power project commissioned in November 1998 with an installed capacity of 45.0 MW and an annual design utilization rate of 42.2%. The effective utilization rate was 28.5%, 54.2% and 41.3% in 2011, 2012 and 2013, respectively.

On September 30, 2010, Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Electric Power Co., Ltd. Sanming Power Industry Bureau which is valid for five years from the execution date and without disagreement from either party, the agreement will be automatically renewed on an annual basis. On December 29, 2013, Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. entered into a power purchase and sale agreement with Fujian Province Electric Power Co., Ltd. which was valid until December 31, 2017. According to a tariff increase notice issued by Fujian Provincial Pricing Bureau on March 15, 2012, Banzhu currently receives a tariff of RMB0.381 per kWh. The VAT for this plant is 17.0%.

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

Wangkeng. Wangkeng is an impoundment reservoir hydroelectric power project commissioned in July 2004 with an installed capacity of 40.0 MW and an annual design utilization rate of 42.5%. The effective utilization rate was 27.5%, 47.0% and 36.1% in 2011, 2012 and 2013, respectively.

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

Jinlong. Jinlong is a low head run of the river hydroelectric power facility commissioned in November 2005 with an installed capacity of 10.0 MW and an annual design utilization rate of 42.6%. The effective utilization rate was 34.0%, 58.4% and 46.0% in 2011, 2012 and 2013, respectively.

On May 5, 2012, Shaowu City Jinlong Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Nanping Electric Power Industry Bureau and Fujian Province Power Co., Ltd., which is valid until December 2017. On January 1, 2012, Shaowu City Jinlong Hydroelectric Co., Ltd. entered into a new power purchase agreement with Fujian Province Shaowu Power Supply Bureau, which is valid until December 31, 2013. As of 2013 year end, Jinlong receives a tariff of RMB0.321 per kWh. The VAT for this plant is 6.0%.

Jinlong is located on the on the Fu Tun Xi River in northwest Fujian province in Shaowu City. Jinlong is a low head run of the river gated complex with the powerhouse incorporated into the diversion structure on the right bank. The powerhouse contains two 5.0 MW horizontal fully regulated bulb turbine generators manufactured by Fu Chung Jiang Hydraulic Turbine Factory.

Jintang. Jintang is a low head run of the river hydroelectric power facility commissioned in October 2006 with a design capacity of 11.6 MW and an annual design utilization rate of 40.5%. The effective utilization rate was 29.0%, 52.7% and 42.6% in 2011, 2012 and 2013, respectively.

On July 31, 2011, Shaowu City Jintang Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Nanping Electric Power Industry Bureau and Fujian Province Power Co., Ltd., which is valid until December 2016. The VAT for this plant is 6.0%. On January 1, 2012, Shaowu City Jinlong Hydroelectric Co., Ltd. entered into a new power purchase agreement with Fujian Province Shaowu Power Supply Bureau, which is valid until December 31, 2013. As of 2013 year end, Jintang receives a tariff of RMB0.281 per kWh.

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

Qianling. The Qianling hydroelectric facility is a low head run of the river hydroelectric power facility commissioned in July 1984 with a design capacity of 10.0 MW and an annual design utilization rate of 52.0% reduced to 40.0% with diversion of water to the Jinjiu facility. The effective utilization rate was 31.2%, 53.8% and 41.0% in 2011, 2012 and 2013, respectively.  On June 6, 2012, Shaowu City Jinling Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Nanping Electric Power Industry Bureau and Fujian Province Power Co., Ltd., which is valid until December 2017. As of 2013 year end, Qianling receives a tariff of RMB0.261 per kWh.

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

Jinjiu. The Jinjiu hydroelectric facility is a low head run of the river hydroelectric power facility commissioned in October 2004 with a design capacity of 3.0 MW and an annual design utilization rate of 52.0%. The effective utilization rate was 44.1%, 74.4% and 71.9% in 2011, 2012 and 2013, respectively. The higher than design utilization rate was attributable to operator preference in optimizing performance and water allocation between Jinjiu and Qianling. On December 15, 2003, Shaowu City Jinling Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Shaowu Power Supply Bureau for an indefinite term. The agreement will remain effective unless both parties agree to resign the agreement. As of 2013 year end, Jinjiu receives a tariff of RMB0.301 per kWh.

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

Dongguan. The Dongguan hydroelectric facility is a low head run of the river hydroelectric power facility commissioned in November 2004 with a design capacity of 4.8 MW and an annual design utilization rate of 48.1%. The effective utilization rate was 19.4%, 46.6% and 33.0% in 2011, 2012 and 2013, respectively. Effective utilization has been lower than design as water levels at the dam were reduced to accommodate construction activity immediately upstream unrelated to the project. On December 20, 2002, Shaowu City Jinling Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Shaowu Power Supply Bureau for an indefinite term. The agreement will remain effective unless both parties agree to resign the agreement. As of 2013 year end, Dongguan receives a tariff of RMB0.301 per kWh.

Dongguan is located on the Fu Tun Xi River in northwest Fujian province in Shaowu City. Dongguan is a low head run of the river gated complex with the powerhouse incorporated into the diversion structure at the left bank. The powerhouse contains three 1.6 MW horizontal fully regulated bulb turbine generators.

Jinwei. Jinwei is a low head run of the river hydroelectric power facility commissioned in July 2009 with a design capacity of 16.0 MW and an annual design utilization rate of 41.1%. The effective utilization rate was 27.0%, 44.5% and 37.7% in 2011, 2012 and 2013, respectively. Effective utilization has been lower than design in 2011 reflecting lower than normal precipitation in 2011. Through reviewing past operating parameters, there may be an opportunity to improve the utilization by modifying the existing intake structure. Project company is scheduled to perform detailed studies and implement the designed modification accordingly.

On December 24, 2010, Shaowu City Jinwei Hydroelectric Co., Ltd. entered into a grid connection and dispatching agreement with Fujian Province Nanping Electric Power Industry Bureau, which is valid until December 2015. Shaowu City Jinwei Hydroelectric Co., Ltd. entered into a power purchase agreement with Fujian Province Nanping Power Bureau on March 31, 2011, which is valid until March 31, 2014, pursuant to which Fujian Province Nanping Power Bureau agrees to pay a tariff of RMB0.30 per kWh for supplying electricity. According to the approval regarding the tariff of Shaowu City Jinwei Hydroelectric Co., Ltd issued by Shaowu Pricing Bureau, Nanping Pricing Bureau, and Fujian Provincial Pricing Bureau Ltd on June 28, 2012, Shaowu City Jinwei Hydroelectric Co., Ltd. currently receives a tariff of RMB0.3051 per kWh. The VAT for this plant is 6.0%. According to the terms of the power purchase agreement, the agreement remains effective unless any party has disagreement on the terms of the agreement, and its term will be automatically extended for three years.

Jinwei is located on the Fu Tun Xi River in the northwest of Fujian province in Shaowu City. Jinwei is a run of the river gated complex with the powerhouse incorporated into the diversion structure on the right bank. The powerhouse contains two 8.0 MW horizontal fully regulated bulb turbine generators manufactured by Dong Feng Hydroelectric Machinery Works.

Other Projects

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

Projects We Sold

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

Yuheng. In October 2012, we entered into a Share Transfer Agreement to sell Pingnan County Yuheng Hydroelectric Co., Ltd., which owns and operates Yuheng hydroelectric power project, a 30.0 MW project located in Fujian province, for total consideration of $44.3 million, including the assumption of debt by the buyer. The disposal date of Yuheng was October 31, 2012, which was the date we lost effective control over Yuheng. The sale transaction was completed in April 2013.

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

Insurance

We currently maintain property insurance for our hydroelectric power projects. Our current insurance coverage is maintained with Ping An Property and Casualty Insurance Company of China, Ltd., PICC Property and Casualty Company Limited, China United Property Insurance Company Limited, Tian An Insurance Company Limited, China Pacific Property Insurance Co., Ltd., Sunshine Property and Casualty Insurance Company Limited and Taiping General Insurance Co., Ltd. on our properties, plants and equipment, and includes construction all risk insurance. Our current coverage totals approximately RMB 3,652.4 million ($599.1 million). As with most property insurance policies in China, our policies do not cover damage resulting from earthquakes, war or acts of terror. In addition, we currently maintain liability insurance for our directors and officers with coverage of $0.3 million and employment practice liability insurance with coverage of $9.0 thousand. We do not currently carry any third-party liability insurance, business interruption insurance or insurance covering environmental damage arising from accidents on our property or relating to our operations. We believe that our insurance coverage is adequate and is standard for the power industry in China. See “Risk Factors—Risks relating to the Company and PRC Hydropower Industry—Our power generating operations may be adversely affected by operational risks, which may result in uninsured losses.”

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

Headquarters

We currently maintain our headquarters at 901, Marco Polo Plaza Building, No.80 Anli Road, Chaoyang District, Beijing, PRC 100101. Our headquarters occupy 314.57 square meters under a lease agreement expiring in November 13, 2014.

Legal Proceedings

From time to time, we are subject to various legal or administrative proceedings arising in the ordinary course of our business.

In 2009, we entered into a capital injection agreement with Lantian to acquire a certain equity interest in Wuyue. We completed the first capital injection of RMB 32.5 million in 2010. Thereafter, the project has been largely at a standstill and the investment in Wuyue was written off as of December 31, 2011. In 2012, we initiated a negotiation with Lantian to terminate the original agreement. In May 2013, Lantian filed an arbitration claim against us at China International Economic and Trade Arbitration Commission (“CIETAC”) for the penalty of delayed capital injection in Wuyue in total amount of RMB25.74million. We filed a counterclaim against Lantian at CIETAC for termination of the agreements between Lantian and us, no penalty of delayed capital injection and return of our injected capital. In September 2013, Lantian increased the penalty claim amount from RMB 25.74 million to RMB 38.2 million. The hearing was held on November 8, 2013. As of this annual report, no ruling or award has been granted in respect of the claim. We expect CIETAC to deliver a ruling in relation to this proceeding during the second quarter, which will be final and binding to all parties.

In October 2013, twenty-four employees of Wuyue filed an arbitration claim against Wuyue. Lantian and the Company were named as joint respondents for unpaid salary and social security payment of RMB6.6 million. The claim was heard by the Henan Guangshan County Labour Arbitration Committee (“GCLAC”) in November 2013. On November 26, 2013, GCLAC delivered a ruling which (i) awarded RMB3.5 million to Wuyue for unpaid employee salary and social security up to November 30, 2013, and (ii) concluded that we shall not pay any salary or social security for the employees of Wuyue since November 30, 2013. On February 17, 2014, we paid RMB3.5 million to Wuyue in accordance with the ruling, which has been immediately allocated to the Wuyue employees.

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

The Notice on the Twelfth Five-year Plan of the Resource Development

On January 1, 2013, the Standing Committee of the National People’s Congress issued “the Notice on the Twelfth Five-year Plan of the Resource Development”, which insists on proactively developing the hydroelectric power, coordinating the relationships of migrants’ wealth, environmental protection, water resource comprehensive utilization and local economic development, and enhancing the hydroelectric power planning of the water basins on the preconditions of ecological environment protection and proper migrants arrangement. It is noted that numerous large hydroelectric power generation bases will be constructed in western regions. The utilization of distributed renewable energy sources will be promoted dramatically in the form of small-size hydroelectric power plants, solar power, biomass energy, marine energy, etc.

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

Regulation of Distributed Power Generation

On July 18, 2013, the Interim Measures on Distributed Power Generation (“the Interim Measures”) was issued by the National Development and Reform Commission for the purpose of encouraging enterprises, professional resource service companies and individuals to invest in and to operate distributed power generation projects by exempting the electric power business permits of the distributed power generation projects. The distributed power generation applies to the small-size hydroelectric power plants with total installed capacity of no more than 50 MW. In accordance with the Interim Measures, power grid enterprises shall simplify the procedures of grid-connected application and provide consulting, moderating and grid-connected testing service for the distributed power generation connected with the distribution network of no more than 35KV. As for the small-size hydroelectric power plants and other distributed power generation connected with the distribution network of no more than 35KV, the power grid enterprises shall manage the grid connection work based on the principle of convenience and efficiency.

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

On December 31, 2006, the State-owned Assets Supervision and Administration Commission and the Ministry of Finance jointly issued the Circular on Some Issues Relevant to the Transfer of State-owned Assets of Enterprises, or the Circular. Pursuant to the Circular, the state-owned assets are permitted to be transferred over the counter only under the following two (2) circumstances with the approval of the State-owned Assets Supervision and Administration Commission or the State-owned Assets Supervision and Administration Commission offices at provincial level and at the set price:

(1) Where there are special requirements on the transferee in the restructuring of the key industries and sectors of national economy; or

(2) Where the direct transfer by agreement is necessary in the internal assets reorganization of the invested enterprises that is the enterprises supervised by relevant state-owned assets regulatory authorities as the investors, and the transferor and the transferee should both be the invested enterprises or their wholly invested or absolutely controlled enterprises.

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

Regulations on the Safety Management of the Hydroelectric Power Plants

On November 29, 2013, the Ministry of Water Resource issued the “Urgent Notice on the Safety Management of the Hydroelectric Power Plants”. In accordance with the notice, the hydroelectric power plants shall check the hidden dangers, establish safety management system and liability system, enhance the relevant safeguard measures and deliver the information in time in case of emergency.

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

On January 29, 2014, the National Development and Reform Commission, the Ministry of Finance, the Ministry of Water Resources and the People’s Bank of China jointly issued the Administrative Measures for the use of the compensation fees for water and soil conservation. The enterprises and individuals shall be obligated to the compensation fees for water and soil conservation for the construction projects conducted in the mountainous area, hilly area, the windy desert region and the other regions liable to the water and soil loss, which will result in the unrecoverable water and soil conservation capability. The compensation fees shall be charged one-time based on the area of the occupied land.

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

In accordance with the Water Drawing Regulations, the amount of water resource fees due shall be determined based on the levy standard of water resource fees at the locality of the water intake and the actual volume of water for drawing. As for water drawing for the purpose of hydroelectric power generation, the amount of water resource fees due may be determined based on the levy standard of water resource fees at the locality of the water intake and the actual quantity of electricity generated. When a water drawing entity or individual refuses to pay, delays, or otherwise defaults on the payment of water resource fees, the entity or individual will be subject to the penalties prescribed under the Water Law.

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

Regulation in Relation to Land

All land in China is either state owned or collectively owned, depending on the location of the land. All land in the urban areas of a city or town is state owned, and all land in the suburban areas of a city or town and all rural land are, unless otherwise specified by law, collectively owned. The State has the right to expropriate or requisition with compensations land in accordance with law if required for the benefit of the public.

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

On March 16, 2007, the National People’s Congress promulgated the Properties Rights Law of China effective from October 1, 2007, which stipulates that the construction land use rights may only be created through grant or allocation. For land used for industrial, business, entertainment or commercial residential purposes, the construction land use rights must be granted by means of public tender, auction or listing-for-sale. To create the construction land rights through allocation is stringently restrained. For adopting such means of allocation, the provisions on land uses in the laws and administrative regulations must be observed.

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

On March 5, 2011, the State Council issued the Regulations on Land Reclamation, which was effective on the same date. On December 27, 2012, the Ministry of Land and Resources promulgated Measures for the Implementation of the Regulation on Land Reclamation, which is effective from March 1, 2013. According to the regulations and its implementation measures, “land reclamation” means the activities of adopting rectification measures on land damaged by production or construction activities or natural disasters to restore the land to usable condition. With respect to reclaiming the land, the land damaged by production or construction activities shall be reclaimed by the production or construction entity according to the principle of “reclamation by the party causing the damage”. The party responsible for rehabilitating the land shall submit the land reclamation plan together with the other relevant materials when filing an application for construction land or mining rights. If such party fails to prepare the land reclamation plan or the land reclamation plan fails to meet the relevant requirements, the application will be denied.

Regulations on Construction

Pursuant to the Construction Law, effective from March 1, 1998 and amended on April 22, 2011 with effect from July 1, 2011, prior to the start of construction projects, project owners must, in accordance with relevant provisions of the State, apply to competent construction administrations at or above the county level of the place where the project is to be located for construction permits, except for small projects below a value set by the competent construction administration of the State Council.

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

On February 3, 2011, General Office of the PRC State Council issued the Circular of the General Office of the State Council on the Establishment of Security Review System Regarding Mergers and Acquisitions in China by Foreign Investors, or Security Review Circular, which provides for the establishment of a new inter-ministerial-security-review committee under the State Council, or the Committee, which will be comprised of members from National Development and Reform Commission, Ministry of Commerce and other relevant departments. According to the Security Review Circular, the acquisitions by foreign investors of domestic Chinese companies active in the following sectors shall be subject to security review: (i) military including related activities, companies located near key and sensitive military facilities, and other units concerning national defense; or (ii) key agricultural products, key energy and resources, key infrastructure, key transportation services, key technologies and key equipment manufacturing enterprises etc. that raise national security concerns, where the foreign investor might acquire actual control of the target Chinese company through the acquisition.

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

The amendment of PRC Labor Contract Law was issued on December 28, 2012 and was effective from July 1, 2013. The amended labor contract law enhances the protection of the dispatched workers, who shall be entitled to equal pay for equal work as the permanent staff members of an employing unit. The employment by labor dispatching is only a supplementary form, which shall apply only to temporary (no more than 6 months), auxiliary or back-up positions.

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

Regulations Relating to Resettlement of Relocated Residents

In accordance with the PRC Water Law, the PRC shall apply the policies of “resettlement of relocated residents for development purposes” to the resettlement of relocated residents in construction of water projects, and shall appropriately arrange the production and lives of the resettled relocated residents and protect their lawful rights and interests according to the principles of providing compensation and subsidy in the early stage and support in the latter stage. The resettlement of relocated residents shall be conducted at the same pace as that of the project construction. The construction entity shall, according to the environment capacity of the area of resettlement and the principle of sustainable development, formulate a plan for relocated residents’ resettlement in accordance with local conditions, and the relevant local people’s government shall organize the implementation of the plan after it is legally approved. The expenses arising from the resettlement of relocated residents shall be included in the investment plan for project construction.

The State Council of the PRC promulgated the amended Regulation on Land Requisition Compensation and Resettlement of Relocated Residents for Construction of Large and Medium-sized Water Resources and Hydropower Projects, or the Requisition and Resettlement Regulation, on July 7, 2006 effective from September 1, 2006, which adopted amendments on July 18, 2013. Pursuant to the Requisition and Resettlement Regulation, relevant governmental authorities shall not approve or verify the construction of those large and medium-sized water resources and hydropower projects for which a plan for relocated residents’ resettlement (“Plan”) has not been formulated or approved. Prior to the commencement of the construction of large and medium-sized water resources and hydropower projects, the project entity shall enter into the Plan with the people’s government at provincial, municipal or county level located at the relocated residents’ regions and resettlement. In addition, the project entity is required to fund a relocated residents’ resettlement fund for the local government with which it has entered into the Plan. The staged completion acceptance or overall completion acceptance for large and medium-sized water resources and hydropower projects shall not be conducted if the relocated residents’ resettlement has not passed acceptance. In the case of a violation of the Requisition and Resettlement Regulation, the project entity shall be ordered to rectify the violation and pay fines ranging from RMB100,000 to RMB500,000.

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

We currently wholly own twenty-two operating hydroelectric power projects and have controlling interests in three operating hydroelectric power projects. Our operating hydroelectric power projects are located in four provinces in China: Zhejiang, Fujian, Yunnan and Sichuan. Installed capacity at our plants reached 517.8MW at December 31, 2011, 2012 and 2013, respectively. Revenues contributed by projects in Zhejiang, Fujian, Yunnan and Sichuan provinces were 46.5%, 27.2%, 25.3% and 1.0% in 2011, 48.7%, 34.8%, 15.8% and 0.7% in 2012, and 48.3%, 31.6%, 19.6% and 0.5% in 2013, respectively.

Our activities during the year ended December 31, 2011 were primarily comprised of our acquisition of Dazhaihe hydroelectric power project, the acquisition of remaining 10.0% equity interest in Pingnan County Wangkeng Hydroelectric Co., Ltd., and our operation of twenty seven completed projects including Yuanping, which the results were reflected as discontinued operations.

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

On October 18, 2012, we entered into a Share Transfer Agreement to sell our Yuheng hydroelectric power project, a 30.0 MW project located in Fujian province, for total consideration of $44.3 million, including assumption of certain bank loans by the buyer. The disposal date of Yuheng was October 31, 2012, which was the date we lost effective control over Yuheng. The sale transaction was completed in April 2013. We have classified Yuheng as a discontinued operation and have adjusted our consolidated statements of comprehensive income for all years presented. Our revenues from continuing operations for the year ended December 31, 2012 were $85.4 million, while our cost of revenues from continuing operations was $35.8 million, resulting in a gross profit from continuing operations of $49.6 million. After deducting operating and other expenses, including interest expense of $28.1 million, we reported a net loss from continuing operations of $5.1 million for the year ended December 31, 2012. We sold 1,768.0 million kilowatt hours of electricity produced at our hydroelectric power projects in 2012, at an effective tariff of RMB0.33 per kWh.

In 2011, 2012, and 2013 our revenues from continuing operations were $54.6 million, $85.4 million, and $74.5 million respectively. Our net loss attributed to China Hydroelectric Corporation shareholders were $45.4 million, $1.2 million and $2.2 million for 2011, 2012 and 2013, respectively.

Our Acquisitions and Asset Sales

We set forth below the key facts regarding our acquisitions and asset sales during 2011 and 2012. U.S. dollar translations provided below are derived from our consolidated financial statements presented elsewhere in this annual report. There has been no asset sale or acquisition in 2013.

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

Asset Sale in 2012

In October 2012, we entered into a Share Transfer Agreement with a buyer to sell Pingnan County Yuheng Hydroelectric Co., Ltd., which owns and operates Yuheng hydroelectric power project, a 30.0 MW project located in Fujian province, for total consideration of $44.3 million, including the assumption of debt by the buyer. The disposal date of Yuheng was October 31, 2012, which was the date we lost effective control over Yuheng. The sale transaction was completed in April 2013.

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

Going Concern

As of December 31, 2013, we had a working capital deficiency of approximately $66.5 million. Due to our working capital deficiency, our independent registered public accountant has stated in its report dated April 21, 2014 with respect to our financial statements as of and for the year ended December 31, 2013 that these circumstances raise substantial doubt about our ability to continue as a going concern. We regularly raise funds through various means, such as new borrowings from banks and other non-financial institutions. New borrowings are used for multiple purposes, such as daily operating liquidity and to refinance existing short-term loans into longer-term debt. Over the course of 2013, we reduced the working capital deficiency by 17.9% to $66.5 million as of December 31, 2013, from $81.0 million as of December 31, 2012. In 2013, we raised $52.2 million through borrowings from banks and other institutions. Improvements in cash flow improved during 2013 are also due to the continuing cost reduction efforts initiated in January 2012.

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

General Factors Affecting Our Results of Operations

On a macro-level, we have benefited significantly from the growth of the industrial base, increase in consumer consumption of electricity and overall economic growth in China, which has contributed to a significant increase in electricity demand. China’s electricity consumption grew 7.7% from 4,940 TWh in 2012 to 5,322 TWh in 2013, according to the China Electricity Council. Renewable energy has become a strong driving force contributing to the growth in capacity. Reform of the PRC power industry, in particular support for foreign investment in hydroelectric power, has assisted our rapid entry into and growth in the PRC’s small hydroelectric power market. Deregulation of the industry and policy support for the purchase of hydroelectric power will, we believe, in the long-term result in increasing tariffs for hydroelectric power in China. However, although hydroelectric power currently is the lowest -cost source of electricity in the PRC, any adverse changes in the economic growth or regulatory environment in China may have a materially adverse effect on the demand for our electricity or our ability to operate in the PRC market, which in turn may materially adversely, affect our results of operations.

Specific Factors Affecting Our Results of Operations

Availability and cost of debt financing

We seek to improve shareholder returns through increasing our financial leverage at reasonable rates of interest, and we seek to enter into discussions with both PRC and international financial institutions to arrange credit facilities to support our future acquisitions. To the extent such financing is unavailable in the PRC, for policy reasons or otherwise, we are unable to raise debt financing in the international markets for any reason or such financing is unavailable at reasonable rates, our ability to increase our leverage for further acquisitions, and thus our revenue growth, will be reduced, and our ability to meet our liquidity needs will be affected. In 2013, due to the improvement in bank lending market in China, we have raised a total of $52.2 million through borrowing from banks and other institutions. See “—Going Concern” and “—Liquidity and Capital Resources” and “Risk Factors—Risks Relating to our Company and the PRC Hydroelectric Power Industry—Our liquidity position poses risk to our operations.”

Tariffs

Due to the historical mechanisms used by the PRC government to set on-grid tariffs, on-grid tariffs for renewable energy producers have until relatively recently been lower than on-grid tariffs for thermal power projects. We believe that through continued policy support from the PRC government, renewable energy throughout China, including hydroelectric power, will in the long-term achieve on-grid tariffs equal to those for thermal power. This is already the case in Zhejiang province, where heavy demand for electricity and insufficient supply has made the on-grid tariff for hydropower comparable with many thermal plants during peak hours. We believe the move to market pricing for hydroelectric power on-grid tariffs will depend on (i) the continued relatively high price of coal in the PRC, (ii) the absence of significantly cheaper sources of other renewable energy and (iii) the enforcement of laws requiring the purchase by power grids of electricity from renewable energy generators. If the level of coal prices in the PRC were to drop significantly, a cheaper form of renewable energy were to be discovered and implemented throughout China or government support for hydroelectric power and the reform of on-grid tariff setting were to be withdrawn, we might not realize these increases in tariffs or tariffs may decrease, which could materially adversely affect our future revenues. However, to date we have not experienced a deterioration in our tariffs, and expect the tariff for hydroelectric power in the PRC to continue to increase in the medium-term. For provinces where our tariff is equal or close to that for thermal power, notably in Zhejiang province, we have not experienced a decline in tariffs as the price of electricity is still driven primarily by the cost of generating thermal power. In 2013, we received a RMB0.021 per kilowatt hour tariff increase for Banzhu, Wangkeng, Dongguan, Qianling and Jinjiu which are located in Fujian province and an effective annual increase of 17% of Dazhaihe which is located in Yunnan province and received seasonally adjusted tariff rates. This is unlikely to diminish in the near-term given the high cost of transporting coal within China to thermal power projects, the built up losses at these thermal power projects, the timing difference between the setting of power tariffs and the fluctuation of coal prices and the PRC government’s desire to maintain pricing stability.

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

In the years ended December 31, 2011, 2012 and 2013, the effective tariff of electricity sold by us was RMB0.30 per kWh, RMB0.33 per kWh, and RMB0.33 per kWh, respectively. The effective tariff for electricity sold in the year ended December 31, 2012 was slightly higher than that in the year ended December 31, 2011 because in 2012, 35.1%, 28.5% and 35.6% of the electricity sold and 47.7%, 15.4% and 36.2% of the gross revenue were derived from our hydroelectric power projects in Zhejiang, Yunnan and Fujian provinces, respectively, where the average effective tariff was RMB0.45, RMB0.18 and RMB0.34, respectively. The effective tariff of 2012 is higher than that of 2011 is also partially because five projects in Fujian Province and one project in Yunnan Province received tariff increase in 2012. The effective tariff for electricity sold in the year ended December 31, 2013 remained the same with that in the year ended December 31, 2012. In 2013, 33.4%, 33.9% and 32.2% of the electricity sold and 47.4%, 19.2% and 32.9% of the gross revenue were derived from our hydroelectric power projects in Zhejiang, Yunnan, and Fujian provinces, respectively, where the average effective tariff was RMB0.46, RMB0.18 and RMB0.33 respectively. The tariffs for our power dispatched are set through power purchase agreements with the grids to which our hydroelectric power projects are connected, and generally have terms of one to five years. We do not expect there to be any disruption in the service to the local power grid or any impact on our futures revenues or liquidity regardless of the term of our agreements. If we should be unable to renegotiate a power purchase agreement with the local grid, the possibility of which we currently consider to be low due to shortage of electricity generating capacity in the PRC, it is possible we would not be able to obtain alternative customers for the power generated by the hydroelectric power project, as only one grid is available to each hydroelectric power project and there are no neighboring industrial sites ready to take up the power. Furthermore, even if we do renegotiate a power purchase agreement for the hydroelectric power project, it may be at a lower tariff or for lower volumes of power than what was in place previously. The realization of any of the outcomes described above could materially and adversely reduce our revenues and our results of operations and net cash used in operating activities could be materially and adversely affected.

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

Hydrological conditions and resultant precipitation levels vary significantly from year to year, and as such, it is typical for hydroelectric power projects to experience up to a 20.0% or greater variance in their effective utilization rates each year. In the geographical areas our plants are located, overall precipitation in 2013 was below the historical average, while precipitation was significantly above historical average in 2012. We cannot predict with certainty hydrological conditions for 2014 or any other future periods. We expect our revenues will continue to be directly impacted by the hydrological conditions at our plants.

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

Depreciation

The primary component of our cost of revenues is depreciation of property, plant and equipment. As a result, the actual cash portion of cost of revenues is low. Our depreciation expense for 2011 was $20.5 million out of a total cost of revenues of $31.3 million from continuing operations. Our depreciation expense for 2012 was $21.4 million out of a total cost of revenues of $35.8 million from continuing operations while our depreciation expense for 2013 was $22.2 million out of a total cost of revenues of $35.4 million from continuing operations. Unlike other renewable energy generation systems, hydroelectric power projects may operate for decades if properly maintained. In accordance with U.S. GAAP, we depreciate the machinery at our plants over a 1-30 year period, the dams and reservoirs over a 30-49 year period and the buildings over an 8-50 year period, all on a straight line basis. For property, plant and equipment acquired through a business combination, depreciation is recorded on a straight-line basis over their respective remaining estimated useful lives.

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

Financial instruments include cash and cash equivalents, accounts receivable, notes receivable, certain other current assets, accounts payable, certain other liabilities, short-term loans, long-term loans and warrants. The carrying values of these financial instruments, other than long-term loans and warrants, approximate their fair values due to their short-term maturities. During the year ended December 31, 2011, certain warrants were reclassified from equity to liability upon modification of terms. These amended warrants were recorded as liabilities at fair value on the day of modification and subsequently adjusted to the fair value at each reporting date. All liability-classified warrants expired unexercised as of December 31, 2013. The warrants classified as equity were measured at fair value on the grant dates. The carrying values of long-term loans approximate their fair values due to the fact that the interest rates on these loans are reset each year based on prevailing market interest rates.

Revenue recognition

Our revenue is derived from the sale of electricity. Revenues are recognized when the following four criteria are met as prescribed by Accounting Standards Codification (“ASC”) topic 605, Revenue Recognition: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. We consider the terms of each arrangement to determine the appropriate accounting treatment. Revenue is generally earned and recognized upon transmission of electricity to a power grid. For transactions in which electricity has been transmitted to the power grid without a fixed or determinable unit price per kWh while the tariff is pending approval of the regional or provincial pricing bureau, cash received in exchange for the transmission of electricity to a power grid has been recorded as customer deposits until such time the price becomes fixed and determinable. When the price becomes fixed and determinable, all or a portion of the customer deposits will be recognized as revenue. We do not defer the related cost of revenues, which is charged to expense as incurred. We have not offered any discounts or rebates to our customers nor do we provide for refunds in our sales contracts with customers.

Our subsidiaries are subject to value-added tax (“VAT”) on the revenues earned in the PRC. The applicable rate of VAT is 6% for small hydroelectric power projects with a total installed capacity of 50.0 MW or less and 17% for large hydroelectric power projects with a total installed capacity of over 50 MW. For the year ended December 31, 2011, 2012 and 2013, the VAT rate of 17% was applied to the hydroelectric power projects of Banzhu and Wangkeng, 6% was applied to the rest of the hydroelectric power projects we owned at that time period. VAT on revenues earned from the sale of electricity by us to our customers for the years ended December 31, 2011, 2012 and 2013 were $4.6 million, $7.4 million and $6.0 million, respectively. We have recognized revenues net of VAT in the consolidated statements of comprehensive income.

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

The performance of the quantitative impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined through the income approach by computing the future discounted cash flows expected to be generated by the reporting unit and is dependent on a number of significant entity specific assumptions, including plant utilization rate, electricity sales volumes and tariffs, costs of production, capital expenditures, working capital changes, long-term sustainable growth rates and the discount rate. The underlying assumptions used in the first step of the impairment test considered our market capitalization at the date of the impairment test as well as any impact from the current local operating environment in the PRC on the fair value of the reporting units. The discount rate is commensurate with the risk inherent in the projected cash flows and reflects the rate of return required by an investor in the current economic conditions. For reporting units to be disposed of subsequent to the reporting date, the market approach is used where estimates of prices reasonably expected to be realized from the sale of the reporting units are used to determine the fair value of each reporting unit. The fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates as of December 31, 2013 are based on a discount rate of 10% and a long-term sustainable growth rate of 3%. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it is less, we would then recognize an impairment loss. All of goodwill on our balance sheet related to the acquisition of our power projects. In accordance with ASU No. 2011-08 (“ASU 2011-08”), Intangible-Goodwill and other (ASC 350), we have the option to first assess qualitative factors to determine whether it is necessary to perform two-step test. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. In 2011, we continued to experience significant decline in our stock price. As a result, our company stock price closed at $1.14 per ADS on December 30, 2011, the last trading date of 2011, representing a 84.2% decline from $7.21 per ADS on January 3, 2011, the first trading date of 2011. The circumstances prompted management to evaluate and test the fair value of our assets against its carrying amount in accordance with US GAAP. We concluded that the carrying amount of its acquired projects mentioned above was higher than their fair value and consequently recorded a one-time goodwill impairment charge of $4.2 million, $1.1 million and $6.1 million, respectively, for Xiaopengzu, Xineng, Jinling and its subsidies during the last quarter of 2011, the goodwill impairment attributable to our shareholders is $9.8 million. In 2012 and 2013 we performed our annual impairment test at the end of the year and concluded that no additional goodwill impairment charge should be recognized.

The results of our annual impairment test as of December 31, 2013 indicated that we do not have any reporting units that are at risk of failing Step 1 of the goodwill impairment test. The estimated fair value of all the reporting units substantially exceeded their carrying values, except that the estimated fair value of the Dazhaihe reporting unit exceeded its carrying value by approximately 3%. The amount of goodwill assigned to Dazhaihe reporting unit as at December 31, 2013 was US$7.1 million. We cannot guarantee that we will not record a material impairment charge in the future. Changes in our assumptions or estimates could materially affect the estimation of the fair value of a reporting unit and, therefore, could reduce the excess of fair value over the carrying value of a reporting unit and could result in goodwill impairment. Potential events and circumstances that could negatively affect the key assumption used in determining the fair value of a reporting unit may include (i) deterioration in overall economic conditions in future years (including increase in discount rates), (ii) business conditions or strategies changing from current assumptions, (iii) increased competition or loss of market share, or (iv) investors requiring high rates of return on equity investments in the marketplace.

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

Impairment of long-lived assets

We evaluate our long-lived assets, including property, plant and equipment, land use right and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be recoverable in accordance with ASC 360. When these events occur, we assess the recoverability of long-lived assets by comparing the carrying amount of the assets to the expected future undiscounted cash flows resulting from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. As of December 31, 2011, we recognized impairment loss of Wuyue’s construction in progress for $11.6 million. As of December 31, 2013, we recognized impairment loss of Liyuan’s fixed assets for $3.5 million. The impairment loss attributable to our shareholders is $5.0 million in 2011 for Wuyue and $3.5 million in 2013 for Liyuan.

Long-lived assets held for sale

We evaluate long-lived asset to be disposed of other than by sale in accordance with the provisions of ASC 360, where such long-lived asset continues to be classified as held and used until it is disposed of. When a long-lived asset ceases to be used, the carrying amount of the asset is written down to its salvage value, if any. When all of the following conditions are met, the asset should be classified as held for sale:

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

Discontinued operations

We evaluate the criteria in accordance with ASC topic 205-20, Presentation of Financial Statements: Discontinued Operations, to determine whether long-lived assets held for sale should be reported as a discontinued operation. When the following two conditions are met, the component’s results of operations are reported as a discontinued operation:

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

The sale of Yuanping in December 2011, which was completed in March 2012, met all of the preceding requirements. Accordingly, the results of operations are reported in a separate section of statement of comprehensive income as discontinued operations for both the year of disposing and for all prior periods.

On December 31, 2012, although part of considerations of sale of Yuheng has not been received, the handover of control was officially completed on October 31, 2012. Accordingly, the sale of Yuheng in October 2012 met all of the preceding requirements and the results of operations are reported in a separate section of statement of comprehensive income as discontinued operations for both the year of disposing year and for all prior periods.

Income taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, net operating loss and credits carryforwards, using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. We record a valuation allowance against the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in the consolidated statements of comprehensive income in the period that includes the enactment date.

We account for uncertainty in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expenses is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized from the accounting for uncertainty in income taxes is classified in the financial statements as interest expenses, while penalties recognized from the accounting for uncertainty in income taxes are classified in the financial statements as other expenses.

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

Except for the exercise and expiration of warrants described above, no other warrants were redeemed, forfeited, cancelled or exercised for the years ended December 31, 2011, 2012 and 2013.

Share-Based Compensation

We account for share awards issued to employees in accordance with ASC topic 718 (“ASC 718”), Compensation-Stock Compensation. In accordance with the fair value recognition provision of ASC 718, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We have elected to recognize share-based compensation expense for share awards granted to employees using the straight-line method.

We account for share awards issued to non-employees in accordance with the provisions of ASC 718 and ASC sub-topic 505-50 (“ASC505-50”), Equity-Based Payment to Non-employees. Our share awards issued to non-employees are subject to graded vesting provisions. We recognize share-based compensation expense for share awards granted to non-employees using the accelerated recognition method over the requisite service period of the award. In accordance with ASC 718 and ASC 505-50, we use the binomial option pricing valuations model, or binomial model, to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and is adjusted to reflect future change in circumstances and facts, if any. In accordance with ASC 718, the grant date for the options to employees and non-employees approved by the board of directors on August 18, 2008 and January 20, 2009, was March 4, 2009 (“Option Grant Date”) and the grant date for the options to employees and one non- employee approved by the board of directors on December 3, 2009 was January 25, 2010 (“Option Grant Date”). On December 22, 2011, our Board of Director approved the fair value to fair value exchange of the options granted in 2008 and 2009 except those options issued to certain former and current board members and one former consultant. Employees were offered the opportunity to participate in the exchange program on a voluntary basis. All of the options exchanged were vested immediately on December 28, 2011, the date on which the exchange program was implemented and the exchange agreements were signed.

In accordance with ASC 718, the grant date for the options to employees and non-employees approved by the board of directors was May 1, 2012 (“Option Grant Date”) on which the agreements were signed. We estimated the fair value of our share options at the Option Grant Date using the binomial model, with the assistance of American Appraisal. It should be noted that the binomial model requires the input of highly subjective assumptions, including the expected share price volatility. We use projected volatility rates, which are based upon historical price volatility rates experienced by comparable public companies. Because changes in the subjective input assumptions can materially affect the fair value estimate, in our management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our share options. Changes in our estimates and assumptions regarding the expected volatility and fair value of our ordinary shares, for example, could significantly impact the estimated fair value of our share options and, as a result, our net income and net income attributable to holders of our ordinary shares.

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

On December 28, 2011, the Board approved an option exchange program. Pursuant to the option exchange program, 10,109,000 and 275,000 share options originally granted to employees and a non-employee consultant, respectively, were cancelled. Simultaneously, 407,706 and 9,250 share options at an exercise price of US$0.46 were granted to these employees and the non-employee consultant, respectively, in exchange for the cancelled options. The option exchange program was set to give the same total fair value to the new and the original options, both determined based on Black-Scholes valuation model. The grant-date fair value was estimated with the assumptions including: suboptimal exercise factor of zero, risk-free interest rate of 0.85%, expected volatility rate of 71.87%, expected dividend yield of zero, expected share option life of 5 years, estimated forfeiture rate for founders, senior management and employees of zero and the fair value of ordinary shares of US$0.39.

On May 1, 2012, the Board approved the grant of 9,929,998 share options and 50,000 options to the employees and a consultant of the Group, respectively, at an exercise price of US$0.62 with a contractual life of five years. The fair value of the options at the Option Grant Date was estimated using a binomial option pricing model. The grant-date fair value was estimated with the assumptions including: suboptimal exercise factor of 1.5, risk-free interest rate of 0.83%, expected volatility rate of 73.4%, expected dividend yield of zero, expected share option life of 5 years, estimated forfeiture rate for founders, senior management and employees of zero and the fair value of ordinary shares of US$0.44.

On December 1, 2012, the Board approved the grant of 600,000 share options to an employee at an exercise price of US$0.72 with a contractual life of five years. 25% of share options will vest and become exercisable on May 31, 2013 and 25% of the share options will vest and become exercisable on each of the first, second and third anniversaries of the grant date. The fair value of the options at the Option Grant Date was estimated using a binomial option pricing model. The grant-date fair value was estimated with the assumptions including: suboptimal exercise factor of 1.5, risk-free interest rate of 0.62%, expected volatility rate of 89.21%, expected dividend yield of zero, expected share option life of 5 years, estimated forfeiture rate for founders, senior management and employees of zero and the fair value of ordinary shares of US$0.62.

On August 26, 2013, the Board approved the grant of 900,000 share options to employees and 400,000 share options to one executive at exercise price of US$0.8474 and US$0.99 with a contractual life of five years and three years, respectively. The fair value of the options at the Option Grant Date was estimated using a binomial option pricing model. The grant-date fair value was estimated with the assumptions including: suboptimal exercise factor of 1.5, risk-free interest rate of 1.52%, expected volatility rate of 84.86%, expected dividend yield of zero, expected share option life of 4.62 to 5 years, estimated forfeiture rate for founders, senior management and employees of nil, 6.7 and 6.7, respectively and the fair value of ordinary shares of US$0.78.

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

Pursuant to GuoShuiFa [2002] No. 47 and CaiShui [2011] No. 58, our PRC subsidiaries which are located in the Western region of the PRC and engaged in hydroelectric power activities are entitled to the preferential tax rate of 15% from 2001 to 2020 and 2-year income tax exemption followed by 3-year 50% income tax reduction (the “2+3 tax holiday”), respectively. For a domestic enterprise, the 2+3 tax holiday starts from its commencement of business operation. For a foreign investment enterprise, the 2+3 tax holiday starts from its first profit-making year from income tax perspective. Accordingly, our PRC subsidiaries are currently subject to the following tax preferential treatments:

(i)	Binglangjiang and Husahe are subject to income tax at 15% from 2010 to 2020;

(ii)	Liyuan and Hengda were subject to income tax at 7.5% for 2011, and are subject to income tax at 15% from 2012 to 2020;

(iii)	Xineng and Xiaopengzu are subject to income tax at 7.5% from 2011 to 2013, and at 15% from 2014 to 2020; and

(iv)	Based on the local tax authority’s approvals, Dazhaihe is subject to income tax at 7.5% for 2011, at 12.5% for 2012 and 2013, and at 15% from 2014 to 2020.

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

Results of Operations of Our Company

Our consolidated results of operations are summarized below in thousands of U.S. dollars.

	For the Year Ended December 31,
	2011	2012	2013
Continuing operations:
Revenues	54,597	85,388	74,517
Cost of revenues	(31,314)	(35,795)	(35,357)
Gross profit	23,283	49,593	39,160
% of revenue	43%	58%	53%
Operating expenses
General and administrative expenses	(28,896)	(20,348)	(13,258)
Impairment loss on goodwill	(11,388)	—	—
Impairment loss on long-lived assets	(11,590)	—	(3,549)
Operating (loss) income	(28,591)	29,245	22,353
% of revenue	-52%	34%	30%
Interest income	101	84	98
Interest expense	(24,757)	(28,070)	(22,568)
Change in fair value of warrant liabilities	951	(399)	839
Exchange (loss) gain	(851)	28	(41)
Other (loss) income, net	(334)	507	275
(Loss) income before income tax expenses	(53,481)	1,395	956
Income tax expense	(1,527)	(6,451)	(3,474)
Net loss from continuing operations	(55,008)	(5,056)	(2,518)
% of revenue	-101%	-6%	-3%
Net (loss) income net of income tax (expense) benefits from discontinued operations	(282)	3,907	—
Less:
Net income (loss) attributable to noncontrolling interest	9,901	(94)	297
Net loss attributable to China Hydroelectric Corporation shareholders	(45,389)	(1,243)	(2,221)
-Continuing operations	(45,107)	(5,150)	(2,221)
-Discontinued operations	(282)	3,907	—

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

The power grids make monthly payments for our power delivered 30 to 60 days after month end. In 2011, 2012 and 2013 we sold our electricity to seven, ten and nine power grids as a result of our acquisitions in Yunnan and Fujian provinces, respectively. Any deterioration in our relationship with any of these grids, or in their financial condition could result in a material credit risk to our company and have a materially adverse effect on our financial condition and results of operations. The table below sets forth the percentage of our revenues from continuing operations derived from sales to each of these power grids for the year ended December 31, 2011, 2012 and 2013.

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
	% of Revenues from continuing operations
Yunnan Nujiang Electric Power Co., Ltd.	8	5	6
Yunnan Dehong Electric Power Co., Ltd.	13	6	8
Yunnan Power Grid Company, Ltd.	4	3	3
Sichuan Cangxi Electric Power Co., Ltd.	1	1	1
Lishui Electric Power Bureau	46	49	49
Fujian Electric Power Co., Ltd.	17	22	19
Yunnan Honghe electric Power Co., Ltd.	1	1	2
Shaowu Electric Power Bureau	8	9	9
Nanping electric Power Bureau	2	4	3
Total	100	100	100

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

In discussing our revenues, we have included information relating to (i) the effective tariff for electricity sold in the years ended December 31, 2011, 2012 and 2013 (ii) the effective utilization rate(s) for our hydroelectric power projects by province in the years ended December 31, 2011, 2012 and 2013, and (iii) the weighted average effective utilization rate for our hydroelectric power projects for both the years ended December 31, 2011, 2012 and 2013 from continuing operations.

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

EBITDA, as adjusted

We have included earnings before interest, taxes, depreciation and amortization and certain non-cash charges, which we refer to as EBITDA, as adjusted, a non-GAAP financial measure, on a consolidated basis in this annual report. We had EBITDA, as adjusted, attributable to China Hydroelectric Corporation shareholders of $31.5 million, $60.5 million and $49.9 million in the year ended December 31, 2011, 2012 and 2013, respectively.

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

A reconciliation of EBITDA, as adjusted, to our net income (loss) in thousands of U.S. dollars is provided below:

	For the Year Ended December 31,
	2011	2012	2013
Net loss	(55,290)	(1,149)	(2,518)
Interest expense, net	24,656	27,986	22,470
Other non-cash charges, including exchange loss and change in fair value of warrant liabilities and share-based compensation expense	10,379	537	(587)
Income tax expense	1,527	6,451	3,474
Interest expense, Income tax expense, depreciation and amortization related to discontinued operations	3,974	2,743	—
Impairment loss on long-lived assets	11,590	—	3,549
Impairment loss on goodwill	11,388	—	—
Provision for impairment allowance for doubtful accounts on amount due from related party and prepayments and other current assets	1,256	843	—
Depreciation of property, plant and equipment, and amortization of land use rights and intangible assets	22,047	23,068	23,516
EBITDA, as adjusted	31,527	60,479	49,904

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Our results of operations for the year ended December 31, 2012 reflect the results of operations of Dazhaihe hydroelectric power project for the whole year of 2012, and the results of operations of Yuanping and Yuheng from January 1, 2012 to their respective disposal dates namely, March 2, 2012 and October 31, 2012, respectively.

Revenues, Cost of Revenues and Gross Profit

Our revenues from continuing operations decreased by $10.9 million, or 12.8%, to $74.5 million in the year ended December 31, 2013, compared to revenues from continuing operations of $85.4 million in the year ended December 31, 2012. The decrease in revenues was primarily attributable to the unfavorable hydrological conditions in Zhejiang and Fujian provinces.

We sold 1,534.3 million and 1,768.0 million kilowatt hours of electricity in the years ended December 31, 2013 and 2012, respectively.

The effective tariff of electricity sold by us in the years ended December 31, 2012 and 2013 was RMB0.33 per kWh. The effective tariff in the year ended December 31, 2013 remained the same with that in the year ended December 31, 2012. In 2012, 35.1%, 28.5% and 35.6% of the electricity sold and 47.7%, 15.4% and 36.2% of the gross revenue resulted from our hydroelectric power projects located in Zhejiang province, Yunnan province and Fujian province, respectively, where the average effective tariff was RMB0.45, RMB0.18 and RMB0.34, respectively, while in 2013, 33.4%, 33.9% and 32.2% of the electricity sold and 47.4%, 19.2% and 32.9% of the gross revenue resulted from our hydroelectric power projects located in Zhejiang province, Yunnan province and Fujian province, respectively, where the average effective tariff was RMB0.46, RMB0.18 and RMB0.33 respectively.

The effective utilization rate for the year ended December 31, 2013 for our hydroelectric power projects located in Sichuan, Yunnan, Zhejiang and Fujian provinces was 10.7%, 34.3%, 30.4% and 40.2%, respectively, compared to 19.5%, 33.2%, 36.7% and 51.0%, respectively, in 2012. In general, year over year comparisons plus or minus 5% during periods of normal equipment availability are attributed to natural fluctuation in precipitation and water flows. The decrease of 8.8% in utilization in 2013 for the facilities located in Sichuan was due to the damage caused by flood to Liyuan project; the decrease of 6.3% and 10.8% in utilization in 2013 for the facilities located in, Zhejiang and Fujian, respectively, was attributable to the unfavorable precipitation in these regions in 2013. As a result of the forgoing factors, the effective utilization rate for our entire portfolio of hydroelectric power projects was 34.0% in 2013, compared to 39.2% in 2012.

Our cost of revenues from continuing operations consist primarily of depreciation, as well as salaries and benefits for staff employed at our hydroelectric power projects, water resource fees, water reservoir fund, non-capitalized maintenance and repair expenses, amortization expenses relating to water use rights and other operating costs directly attributable to the production of electricity. The total cost of revenues from continuing operations decreased by $0.4 million, or 1.1%, to $35.4 million in the year ended December 31, 2013, compared to $35.8 million in the year ended December 31, 2012. In 2012, the cost of depreciation and amortization, employee salaries and benefits, and water resource fees accounted for 63.1%, 11.1%, and 5.3%, respectively, of the total cost of revenues, compared to 64.4%, 11.8%, and 3.9%, respectively, in 2013. We expect depreciation to continue to account for a high percentage of our cost of revenues since all our hydroelectric power projects are capital intensive.

As a result of the foregoing factors, our gross profit from continuing operations in the year ended December 31, 2013 was $39.2 million, a decrease of $10.4 million from $49.6 million for the year ended December 31, 2012. Gross profit margin from continuing operations was 52.6% for the year ended December 31, 2013, compared to 58.1% for the year ended December 31, 2012. The lower gross profit and margin from continuing operations in the year ended December 31, 2013 compared to the prior year were principally attributable to lower revenues from continuing operations due to unfavorable hydrological conditions.

Operating Expenses

Our operating expenses from continuing operations for the years ended December 31, 2012 and 2013 consisted of general and administrative expenses incurred at both the project level and at the corporate level, and principally consist of salaries and benefits, professional fees, non-cash employee stock option expenses, rent, travel expenses, office supplies, acquisition related expenses, and other costs related to the management and impairment loss of long-lived assets for the year ended December 31, 2013. Operating expenses from continuing operations decreased by $3.5 million, or 17.2%, to $16.8 million in the year ended December 31, 2013, compared to $20.3 million in the year ended December 31, 2012 for the reasons described below.

General and administrative expenses from continuing operations incurred at the hydroelectric power project level principally consist of salaries and travel expenses which decreased from $8.8 million in the year ended December 31, 2012 to $5.6 million in the year ended December 31, 2013, principally attributable to the professional service fees and expenses decreased by $1.4 million as well as the $0.8 million bad debt provision was recorded by four projects in Fujian Province in 2012 while no such provision was recorded in 2013. Wuyue is a standstill project and its construction-in-progress was fully recognized asset impairment in 2011. The salaries and welfares occurred in 2012 and 2013 in connection with this project were recorded in general and administrative expenses due to the ongoing arbitration proceeding with the employees hired for this project. As with the final ruling from the Arbitration Commission, dated November 26, 2013, there will be no more accruals from November 30, 2013 and onwards.

General and administrative expenses from continuing operations at the corporate level decreased by $4.5 million from $11.5 million in the year ended December 31, 2012 to $7.0 million in the year ended December 31, 2013. This decrease resulted from a decrease of $1.3 million in salaries and welfares, from $4.3 million in the year ended December 31, 2012 to $3.0 million in the year ended December 31, 2013, due to the close of Cayman office in 2012, as well as the non-recurring Extraordinary General Meeting of shareholders (“EGM”) related counsel fee of $1.6 million and termination costs of $1.8 million to John Kuhns and Mary Fellows, our former senior management, which were incurred in 2012.

Of the $7.0 million in corporate level general and administrative expenses in the year ended December 31, 2013, share-based compensation expenses of $0.2 million accounted for 2.9%, employee salaries and benefits of $3.0 million accounted for 42.9%, while professional fees of $1.2 million, including consulting and legal fees accounted for 17.1%. Other costs, including the non-recurring expenses related to de-listing legal expenses related to a preliminary non-binding proposal from NewQuest Capital Partners (“NewQuest”) received on September 4, 2013 to acquire all of the Company’s outstanding ordinary shares not owned by the buyer consortium, travel expenses, lease expenses, acquisition related project expenses, director fees and insurance expenses accounted for the remaining 37.1%. In the year ended December 31, 2012, share-based compensation expenses of $0.2 million accounted for 1.7%, employee salaries and benefits of $4.3 million accounted for 37.4%, non-recurring EGM related costs and termination costs of $3.4 million accounted for 29.6%, while professional fees of $0.5 million, including consulting, legal and auditing fees accounted for 4.4%. Other costs, such as travel expenses, lease expenses, director fees and insurance expenses accounted for the remaining 26.9%.

In the year ended December 31, 2013, we recorded an asset impairment loss of $3.5 million, primarily reflecting the estimated asset damages resulting from a severe flood in Sichuan province in July 2013 which damaged the tailrace concrete apron, spillway gates, power generation plant, auxiliary equipment and the 35KV substation of our Liyuan hydroelectric power project.

Operating Profit (Loss)

Our operating profit from continuing operations was $22.4 million for the year ended December 31, 2013, compared to operating profit from continuing operations of $29.2 million for the year ended December 31, 2012, principally as a result of the effect on revenues from unfavorable precipitation during 2013 compared to significantly higher than average precipitation during 2012, the relatively fixed nature of our cost of revenue and decreased general and administrative expenses, as well as the effect of impairment loss long-lived assets for the reasons described above.

Other Income and Expenses

Our interest expense from continuing operations decreased by $5.5 million, or 19.6%, to $22.6 million in the year ended December 31, 2013, compared to $28.1 million in the year ended December 31, 2012. The interest on bank loans decreased by $0.9 million to $19.1 million in the year ended December 31, 2013 compared to $20.0 million in the year ended December 31, 2012 primarily due to interest expenses on short-term loans, as the short-term loan balance decreased by $9.7 million to $12.0 million in the year ended December 31, 2013 compared to $21.7 million in the year ended December 31, 2012. Interest penalty to original shareholders of acquired subsidiaries decreased by $0.9 million from $1.1 million for the year ended December 31, 2012 as we paid off such loans in 2013. Interest on loans from unrelated parties decreased by $3.1 million from $4.8 million for the year ended December 31, 2012 as we partially paid off such loans in 2013. Other interest costs, such as accrued interest on unrecognized tax benefits, bank charges, amortization of debt costs accounted for the remaining $0.8 million increase.

We recorded interest income from continuing operations of $0.1 million in both years ended December 31, 2012 and 2013, respectively. We also experienced an exchange gain from continuing operations of $28,000 and a loss of $41,000 for the years ended December 31, 2012 and 2013, respectively.

Income Tax

We incurred income tax expenses from continuing operations of $6.5 million and $3.5 million in the years ended December 31, 2012 and 2013, respectively. We have adopted an income tax return preparation method principally based on tax invoices issued and received. In accordance with applicable PRC income tax laws and regulations, an income tax return should be prepared based on accounting income following certain tax adjustments. We have recognized total additional income tax provisions of US$1.5 million and US$2.2 million in the year ended December 31, 2012 and 2013, respectively, for unrecognized tax benefits, mainly related to transfer pricing issues and non-deductible expenses. The Group also recognized a decrease of unrecognized tax benefits of US$0.2 million and US$27 thousands for the change in prior year tax position and released unrecognized tax benefits of US$0.1 million and US$0.7 million in 2012 and 2013, respectively.

Noncontrolling Interest

In the year ended December 31, 2013, we recorded a loss of $0.3 million for the net income attributable to noncontrolling interests relating to Jinling’s, compared to a gain of $0.1 million attributable to noncontrolling interests relating to Jinling’s subsidiaries for the year ended December 31, 2012.

Net Loss from Continuing Operations

The foregoing factors resulted in a net loss from continuing operations of $2.5 million in the year ended December 31, 2013, a decrease of $2.6 million from a net loss of $5.1 million in the year ended December 31, 2012.

Net Loss Attributable to Ordinary Shareholders

In the year ended December 31, 2013, the net loss attributable to ordinary shareholders was $2.2 million as an increase of $1.0 million from a net loss from continuing operations attributable to ordinary shareholders of $1.2 million in the year ended December 31, 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

In January 2011, we acquired the remaining 10.0% equity interest in Pingnan County Wangkeng Hydroelectric Co., Ltd. In April 2011, we acquired Dazhaihe hydroelectric power project. In December 2011, we sold Yuanping hydroelectric power project and the disposal date of Yuanping was March 2, 2012, which was the date we lost effective control over Yuanping. The sale transaction was completed on the same date. In October 2012, we signed a Share Transfer Agreement to sell Yuheng hydroelectric power project and the disposal date of Yuheng was October 31, 2012, which was the date we lost effective control over Yuheng. The sale transaction was completed in April 2013.

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

General and administrative expenses from continuing operations at the corporate level decreased by $11.1 million from $22.6 million in the year ended December 31, 2011 to $11.5 million in the year ended December 31, 2012. This decrease resulted from a decrease of $10.3 million in share-based compensation expense, from $10.5 million in the year ended December 31, 2011 to $0.2 million in the year ended December 31, 2012, due to the one-time amortization of the remaining share-based compensation cost associated with the stock options granted prior to 2010 in connection to the fair value option exchange program in 2011, a decrease of $0.5 million for employee salaries and benefits, a decrease of $2.6 million for professional fees and a decrease of $1.1 million for other expenses, offset by the non-recurring Extraordinary General Meeting of shareholders (“EGM”) related counsel fee of $1.6 million and termination costs of $1.8 million to John Kuhns and Mary Fellows, our former senior management.

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

Net Loss Attributable to Ordinary Shareholders

In the year ended December 31, 2012, the net loss attributable to ordinary shareholders was $1.2 million as compared to net loss from continuing operations attributable to ordinary shareholders of $45.4 million in the year ended December 31, 2011.

Geographic Information

We manage our business, in part, through the analysis of electricity demand, hydrological conditions and the existing hydroelectric power markets in the different provinces where we operate. For the year ended December 31, 2013, 2012 and 2011, we operated and managed our business as four operating and reportable geographic segments, namely, the Yunnan province segment, the Sichuan province segment, the Zhejiang province segment and the Fujian province segment.

Our segment information, in thousands of U.S. dollars, for the year ended December 31, 2013 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	14,608	373	36,000	23,536	—	—	74,517
Cost of revenues	(9,069)	(634)	(16,610)	(12,393)	(8)	3,357	(35,357)
General and administrative expenses including share-based compensation expense of US$256	(1,534)	(193)	(1,909)	(2,423)	(7,154)	(45)	(13,258)
Impairment loss on long-lived assets	—	(3,549)	—	—	—	—	(3,549)
Interest income	340	365	1,801	702	2	(3,112)	98
Interest expense	(7,726)	(557)	(10,128)	(7,160)	(109)	3,112	(22,568)
Change in fair value of warrant liabilities	—	—	—	—	839	—	839
Exchange gain	—	—	—	—	(41)	—	(41)
Other income (loss), net	37		(18)	91	3,477	(3,312)	275
Income tax benefit (expense)	43	15	(2,245)	(843)	(444)	—	(3,474)
Net (loss) income	(3,301)	(4,180)	6,891	1,510	(3,438)	—	(2,518)
Net income attributable to noncontrolling interests	—	—	—	297	—	—	297
Net (loss) income attributable to China Hydroelectric Corporation shareholders	(3,301)	(4,180)	6,891	1,807	(3,438)	—	(2,221)
Total assets	197,995	21,135	346,886	288,735	437,477	(554,986)	737,242
Total liabilities	(117,524)	(7,144)	(128,690)	(123,843)	(28,315)	70,903	(334,613)
Capital expenditures	124	29	233	1,228	13	—	1,627
Depreciation and amortization expenses	5,633	482	10,437	6,839	133	—	23,524

Unallocated general and administrative expenses of $7.2 million for the year ended December 31, 2013 related primarily to various administrative costs associated with supporting the operations of our existing hydropower plants.

Unallocated other income, net for the year ended December 31, 2013 mainly consisted of administrative charges levied by the Beijing corporate operation on our operating subsidiaries.

Our segment information, in thousands of U.S. dollars, for the year ended December 31, 2012 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	13,460	598	41,616	29,714	—	—	85,388
Cost of revenues	(8,540)	(689)	(16,978)	(13,133)	—	3,545	(35,795)
General and administrative expenses including share-based compensation expense of US$166	(2,108)	(269)	(2,569)	(3,413)	(11,989)	—	(20,348)
Interest income	236	121	838	1,713	3	(2,827)	84
Interest expense	(9,039)	(260)	(10,550)	(10,787)	(247)	2,813	(28,070)
Change in fair value of warrant liabilities	—	—	—	—	(399)	—	(399)
Exchange (loss) gain	—	—	—	(1)	29	—	28
Other income (loss), net	136	22	(81)	420	3,736	(3,726)	507
Income tax benefit (expense)	72	(5)	(3,831)	(2,480)	(207)	—	(6,451)
Net (loss) income from continuing operations	(5,783)	(482)	8,445	2,033	(9,074)	(195)	(5,056)
Income from discontinued operations (net of income tax expenses of US$399)	—	—	—	959	—	181	1,140
Gain on disposal of discontinued operations (net of income tax expenses of US$959)	—	—	—	—	2,767	—	2,767
Net income for the year from discontinued operation	—	—	—	959	2,767	181	3,907
Net (loss) income	(5,783)	(482)	8,445	2,992	(6,307)	(14)	(1,149)
Net loss attributable to noncontrolling interests	—	—	—	(94)	—	—	(94)
Net (loss) income attributable to China Hydroelectric Corporation shareholders	(5,783)	(482)	8,445	2,898	(6,307)	(14)	(1,243)
Total assets	192,843	22,790	344,923	289,702	426,518	(522,460)	754,316
Total liabilities	(131,872)	(8,092)	(145,312)	(129,627)	(27,799)	80,901	(361,801)
Capital expenditures	877	1,384	3,973	1,305	15	(58)	7,496
Depreciation and amortization expenses	5,546	477	10,136	6,767	142	—	23,068

Unallocated general and administrative expenses of $12.0 million for the year ended December 31, 2012 related primarily to various administrative costs associated with supporting the operations of our existing hydropower plants.

Unallocated other income, net for the year ended December 31, 2012 mainly consisted of administrative charges levied by the Beijing corporate operation on our operating subsidiaries

Our segment information, in thousands of dollars, for the year ended December 31, 2011 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	13,806	555	25,382	14,854	—	—	54,597
Cost of revenues	(8,349)	(568)	(15,034)	(10,874)	—	3,511	(31,314)
General and administrative expenses including share-based compensation expense of US$10,479	(1,519)	(86)	(1,148)	(2,276)	(23,867)	—	(28,896)
Impairment loss on goodwill	(5,260)	—	—	(6,128)	—	—	(11,388)
Impairment loss on long-lived assets	—	—	—	—	(11,601)	11	(11,590)
Interest income	180	10	128	1,709	66	(1,992)	101
Interest expense	(8,468)	—	(8,565)	(9,669)	(73)	2,018	(24,757)
Change in fair value of warrant liabilities	—	—	—	—	951	—	951
Exchange loss	(28)	—	—	(244)	(579)	—	(851)
Other (loss) income, net	(285)	—	(36)	(158)	4,033	(3,888)	(334)
Income tax (expense) benefit	(142)	5	(843)	115	(662)	—	(1,527)
Net loss from continuing operations	(10,065)	(84)	(116)	(12,671)	(31,732)	(340)	(55,008)
Loss from discontinued operations (net of income tax expenses of US$101)	—	—	—	(631)	—	349	(282)
Net loss for the year from discontinued operation	—	—	—	(631)	—	349	(282)
Net loss	(10,065)	(84)	(116)	(13,302)	(31,732)	9	(55,290)
Net income attributable to noncontrolling interests	—	—	—	2,546	7,355	—	9,901
Net loss attributable to China Hydroelectric Corporation shareholders	(10,065)	(84)	(116)	(10,756)	(24,377)	9	(45,389)
Total assets	200,681	15,896	318,616	374,296	421,650	(516,224)	814,915
Total liabilities	(133,670)	(753)	(138,688)	(185,330)	(20,498)	58,902	(420,037)
Capital expenditures	1,763	1,128	3,031	645	970	(5)	7,532
Depreciation and amortization expenses	5,181	344	9,837	6,569	115	—	22,046

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

Recently Issued Accounting Standards

In March 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-05 (“ASU 2013-05”), Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which specifies that a cumulative translation adjustment should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of cumulative translation adjustment attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, cumulative translation adjustment would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, cumulative translation adjustment should be recognized in earnings in a business combination achieved in stages (i.e., a step acquisition). The amendments are effective for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements from the adoption of ASU 2013-05.

In July 2013, the FASB issued ASU No. 2013-11 (“ASU 2013-11”), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which concludes an unrecognized tax benefit should be presented as a reduction of a deferred tax asset when settlement in this manner is available under the tax law. The amendments are effective for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements from the adoption of ASU 2013-11.

B. Liquidity and Capital Resources

As of December 31, 2013, we had a working capital deficiency of approximately $66.5 million. Due to our working capital deficiency, our independent registered public accountant has stated in its report dated April 21, 2014 with respect to our financial statements as of and for the year ended December 31, 2013 that these circumstances raise substantial doubt about our ability to continue as a going concern. We regularly raise funds through various means, such as new borrowings from banks and other non-financial institutions. New borrowings are used for multiple purposes, such as daily operating liquidity, to fund new projects or acquisitions, and to refinance existing short-term loans into longer-term debt. Over the course of 2013, we reduced the working capital deficiency by 18.4% to $66.5 million as of December 31, 2013, from $81.0 million as of December 31, 2012. In 2013, we raised $52.2 million through borrowings from banks and other institutions. Improvements in cash flow improved during 2013 are also due to the continuing cost reduction efforts initiated in January of 2012.

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

Our Consolidated Cash Flow

Our operations have primarily been financed by cash flows from operating activities and long-term and short-term loans, issuance of shares upon partial exercise of warrants by Vicis Capital Master Fund and the sale of certain assets, as well as by our initial public offering in January 2010. Our long-term and short-term loans outstanding as of December 31, 2013 were $250.1 million and $12.0 million, respectively. Our short-term and long-term loans are typically secured by pledges of the property, plant and equipment and future electricity sales of the respective entities and/or guaranteed by third parties and with principal repayment date between 2014 and 2027. The interest rates on these short-term and long-term loans are variable based on the benchmark rate published by the People’s Bank of China each year. The average interest rates on the short-term and long-term loans for 2013 were 9.0% and 6.9%, respectively. For detailed informations, please see Note 15 to the Financial Statement “Borrowings”.

We do not present cash flows from discontinued operations separately and believes that a quantification of the cash flows from discontinued operations is not necessary because such cash flows were of immaterial amount. The absence of cash flows from discontinued operations may have a marginally negative effect on future liquidity and capital resources. In 2011, cash and cash equivalents decreased by $25.1 million to $8.4 million, primarily due to $24.7 million used in investing activities and $2.0 million used in financing activities and offset by $1.6 million provided by operating activities and $76,000 due to changes in exchange rate on cash and cash equivalent. In 2012, cash and cash equivalents decreased by $0.4 million to $8.0 million, primarily due to $2.8 million used in investing activities and $20.4 million used in financing activities and offset by $22.7 million provided by operating activities and $11,000 due to changes in exchange rate on cash and cash equivalent. In 2013, cash and cash equivalents increased by $6.2 million to $14.2 million, primarily due to $24.4 million used in financing activities and offset by $19.4 million provided by operating activities, $9.9 million provided by investing activities and $1.3 million due to changes in exchange rate on cash and cash equivalent.

The following table sets forth the components of our consolidated cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
Net cash provided by operating activities	1,644	22,700	19,410
Net cash used in investing activities	(24,734)	(2,784)	9,905
Net cash provided by (used in) financing activities	(2,041)	(20,362)	(24,428)
Effect of changes in exchange rate on cash	76	11	1,311
Net (decrease) increase in cash and cash equivalents	(25,055)	(435)	6,198

Operating Activities

Net cash provided by operating activities was $19.4 million in 2013, as compared to a net loss of $2.5 million. The non-cash reconciliation items were mainly depreciation of property, plant and equipment of $22.2 million and impairment loss on long-lived assets of $3.5 million for Liyuan project. The principal working capital items changes include (i) a decrease in notes receivable of $0.8 million and accounts receivable of $2.2 million due to the unfavorable precipitation for the Company for the last two months of 2013; (ii) a decrease in accrued expenses and other current liabilities of $6.4 million due to payment of tax payable and the employee termination costs and (iii) an increase in the other non-current liabilities of $1.2 million due to the interest penalty from the unrecognized tax benefit.

Net cash provided by operating activities was $22.7 million in 2012, as compared to a net loss of $1.1 million. The non-cash reconciliation items were mainly depreciation of property, plant and equipment of $22.4 million and gain of $2.8 million from disposal of the Yuanping and Yuheng hydropower projects. The principal working capital items changes include (i) a decrease in notes receivable of $1.9 million and accounts receivable of $1.8 million due to better than average precipitation for the Company for the last two months of 2012 and (ii) net increase in other non-current liabilities, accrued expenses and other current liabilities of $5.1million due to payment of tax payable and an increase in the employee termination costs. The increase of $6.6 million in non-current liabilities was a reclassification from accrued expenses and other current liabilities.

Net cash provided by operating activities was $1.6 million in 2011, as compared to a net loss of $55.3 million. The non-cash reconciliation items were mainly (i) depreciation of property, plant and equipment of $22.0 million, (ii) impairment loss on long-lived assets of $11.6 million, primarily due to fully write-off of the development costs incurred by Wuyue Storage Power Generation project, (iii) impairment loss on goodwill of $11.4 million relating to our power projects in Yunnan and Fujian provinces, and (iv) write-off of share-based compensation expense of $10.5 million, which were partially offset by a decrease in accrued expenses and other current liabilities of $1.9 million, primarily due to payment of payroll and tax payables.

Investing Activities

Net cash provided by investing activities was $9.9 million in 2013, consisting primarily the payment of equipment and intangible assets costs of $1.1 million, which were partially offset by the proceeds from disposal of equipment of $0.5 million and the receiving of net sale proceeds of $11.0 million from disposal of the Yuheng hydroelectric power projects during the year.

Net cash used in investing activities was $2.8 million in 2012, consisting primarily the payment of outstanding acquisition costs of $8.9 million carried from year 2011 for Xiaopengzu, Wuliting and Wangkeng hydropower projects, the payment of outstanding equipment costs of $7.1 million carried from year 2011 and payment to contractors for construction projects in the amount of $6.9 million relating to capital expenditure for Liyuan, Wuliting, Ruiyang and Zhougongyuan hydropower projects, which were partially offset by the receiving of net sale proceeds of $20.2 million from disposal of the Yuanping and Yuheng hydroelectric power projects during the year.

Net cash used in investing activities was $24.7 million in 2011, consisting primarily of the acquisition of Dazhaihe and Jinling hydropower project and its subsidiaries in the amount of $19.3 million, payment to contractors for construction projects in the amount of $3.3 million and the purchase of property, plant and equipment of $1.5 million relating to capital expenditure for Zhougongyuan, Liyuan and Binlangjiang hydropower projects.

Financing Activities

Net cash used in financing activities was $24.4 million in 2013, primarily because the Company has refinanced certain existing loans with longer terms as a result of the improvement of the lending environment in China since the beginning of 2012. The net cash used in financing activities in 2013 reflected primarily the net repayment of loans from individual third parties in the amount of $9.9 million, the net payment of bank loans of $16.1 million and the net repayment of loans from related parties of $3.6 million, partially offset by release of $5.2 million in restricted cash in relation to deposit RMB equivalent cash in bank in 2012 to exchange for US bank loans.

Net cash used in financing activities was $20.4 million in 2012, primarily because the Company has refinanced certain existing loans with longer terms as a result of the improvement of the lending environment in China since the beginning of 2012. The net cash used in financing activities in 2012 reflected primarily the net repayment of loans from individual third parties in the amount of $18.0 million and $5.2 million in restricted cash in relation to deposit RMB equivalent cash in bank to exchange for US bank loans, partially offset by the net proceeds from long-term loans of $3.0 million and the net proceeds.

Net cash used in financing activities was $2.0 million in 2011, primarily because the Company’s ability of access the available bank facilities was constrained by the tight monetary policy by the central government to control the inflation. The net cash used in financing activities in 2011 reflected primarily the net proceeds of repayment of long-term loans in the amount of $21.1 million, partially offset by the proceeds of $10.0 million from the partial warrant exercise by Vicis Capital Master Fund, the net proceeds of loans from individual third parties in the amount of $6.8 million and the net proceeds from short-term loans of $2.2 million.

Capital Expenditures

In the year ended December 31, 2011, we incurred capital expenditures of $7.5 million consisting primarily of capital expenditures of $1.5 million, $1.1 million, and $2.9 million for the construction of the Binglangjiang II, Liyuan and Zhougongyuan hydroelectric power projects, respectively. In the year ended December 31, 2012, we incurred capital expenditures of $7.5 million consisting primarily of capital expenditures of $1.1 million for the construction of Wangkeng, $1.4 million, $1.4 million, and $1.4 million for Liyuan, Wuliting and Zhougongyuan, respectively. In the year ended December 31, 2013, we incurred capital expenditures of $1.6 million consisting primarily of capital expenditures of $1.0 million, $0.1 million and $0.1 million for the construction of Banzhu, Wangkeng and Ruiyang, respectively. We generally deposit our excess cash in interest-bearing bank accounts in banks in China, Hong Kong and the United States of America.

During the last four years, while the first quarter has been the most volatile quarter in terms of precipitation, it is typically ranked third in terms of electricity production. While each quarter makes a contribution to revenues, the first and fourth quarters contribute less revenue than second and third quarters. Thus far in the first quarter, general precipitation levels for us are below long-term averages. Compared to in 2013, electricity production in the first quarter is lower, but in line with our expectations. We still need additional cash from sources other than tariffs required to meet our expected cash requirements, including for working capital and capital expenditure purposes, for at least the next 12 months. We may seek to sell additional assets which have a ready market and interested buyers in the market, equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders’ interests. The incurrence of debt would divert cash for working capital and capital expenditures to servicing debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may be adversely affected. See “Risk Factors—Risks Relating to our Company and the PRC Hydroelectric Power Industry—We will need additional funding to accomplish our growth strategy and may be unable to raise capital on terms favorable to us or at all, which could increase our financing costs, dilute your ownership interests, affect our business operations or force us to delay, reduce or abandon our growth strategy.”

C. Research and Development

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2013 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(unaudited) (US$ in thousands)
Short-term borrowings(1)	11,973	11,973	—	—	—
Interest on short-term borrowings(1)	768	768	—	—	—
Long-term borrowings (including current portion of long-term borrowings)(1)	250,060	38,337	67,906	60,558	83,259
Interest on long-term borrowings (including interest on current portion of long-term borrowings)(1)	73,315	15,984	24,605	15,505	17,221
Operating lease commitment	42	20	22	—	—
Other commitments(3)	6,154	85	388	395	5,286
Purchase obligations(2)	329	329	—	—	—
Total	342,641	67,496	92,921	76,458	105,766

(1)       See Note 15 to our audited consolidated financial statements, which are included elsewhere in this annual report, for a discussion of our short- term and long-term borrowings.

(2)       This represents contracted but unpaid amounts for the purchase of property, plant and equipment of Ruiyang, Yingchuan, Zhougongyuan and Wangkeng.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/Title
Amit Gupta	37	Chairman, Director
Moonkyung Kim	40	Director
Jui Kian Lim	42	Director
Shadron Lee Stastney	44	Director (resigned in September 17, 2013)
Dr. You-Su Lin	60	Director, Interim CEO, Chairman of Beijing A.B.C. Investment
Yun Pun (Felix) Wong	48	Director
Liya Chen	41	Chief Financial Officer
Wu Gan	56	Vice Chairman of Beijing A.B.C. Investment
Kar Yu Daniel Chan	57	Chief Operating Officer
Allard M. Nooy	51	Director
Min Lin	36	Director

Unless otherwise indicated, the business address of each director and executive officer is c/o 901, Marco Polo Plaza Building, No.80 Anli Road, Chao Yang District, Beijing, PRC 100101.

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

Mr. Allard Nooy was appointed by the Company’s Board of Directors as an independent non-executive director effective August 19, 2013.  Mr. Nooy has more than 19 years of experience with major water-related infrastructure projects in Asia.  He most recently served as CEO of Jindal Water Infrastructure, Ltd.  Prior to that, he led multiple renewable energy projects in China as President Asia Pacific with U.S. based Covanta Energy, one of the world’s largest waste-to-energy companies.  He was also previously the regional director at Leighton Asia and RWE-Thames Water.  Mr. Nooy completed his MBA and Engineering studies from Amberes University - PWU, Antwerp, Belgium and is based in Hong Kong.

Ms. Min Lin has served on the Company’s Transition Committee since October 2012, has been a director since January 2014, and has assisted the Company on operational, financing and managerial matters. Ms. Lin has more than 12 years of experience in principle investments, structured financing, asset-backed financing and accounting in China and the United States. She has been a partner at NewQuest Capital Advisors (HK) Limited (“NewQuest”) since 2011 and co-heads the Greater China business of NewQuest, overseeing investments in clean energy, retail and industrials. Prior to NewQuest, Ms. Lin was a Director focusing on China investments for Bank of America Merrill Lynch’s (“BAML”) Asia Private Equity Group based in Hong Kong. Ms. Lin also worked for Merrill Lynch in New York advising, structuring and investing in different financial products and transactions. She has previously worked as an accountant for Arthur Andersen in China. Ms. Lin received her MBA from the MIT Sloan School of Management in Cambridge, MA and an undergraduate degree from Sun Yat-Sen University in Guangzhou, China. She is a certified Chartered Financial Analyst. Ms. Lin is currently pursuing her EMBA degree at Cheung Kong Graduate School of Business (CKGSB) at Beijing, China.

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

Mr. Daniel Chan was appointed as the Company’s Chief Operating Officer in the second quarter of 2013.  Mr. Chan brings 32 years of experience in the international power industry and is a registered professional engineer in the United States.  For the past 16 years, Daniel has been in charge of construction, operations and maintenance of several hydro power and other power projects in the PRC with Meiya Power, a leading independent power producer (IPP) in Asia that was acquired by Guangdong Nuclear.

B. Compensation

Compensation of Directors and Executive Officers

The aggregate cash compensation that we paid to our directors and executive officer for the year ended December 31, 2013 was $1.86 million, including those who left during 2013, was $0.38 million. From 2009 to 2010, we established 401(k) safe harbor plan, which requires a dollar by dollar matching contribution from the employer up to 3% of the employee’s eligible annual salary. In 2010, we introduced 401(k) profit sharing plan, which allows us to contribute up to 25.0% of the employees’ eligible annual salary. Such plan was terminated in May 2013.  For the year ended December 31, 2013, we contributed less than $0.01 million to our 401(k) retirement plan. In 2010, our company established a defined benefit plan for certain executives, which is a type of pension plan in which we promise a specified monthly benefit on retirement for certain executives that is predetermined by a formula based on the employee’s earnings history, tenure of service, age, and present value factor.  Such plan was terminated in December 2012. For share-based compensation, see “—2008 Share Incentive Plan.”

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

On May 1, 2012, the Board approved the grant of 9,979,998 share options to the employees and non-employee consultant at exercise prices of US$0.62 with a contractual life of five years. On December 1, 2012, the Board approved the grant of 600,000 share options to our new employee at exercise price of US$0.72 with a contractual life of five years. Subject to the teams and conditions described in the option agreement, the options with exercise price of US$0.62 become exercisable for (i) 50% of the number of shares covered by the options on the first anniversary of the grant date and (ii) 25% of the number of shares covered by the options on each of the second and third anniversaries of the grant date; the options with exercise price of US$0.72 become exercisable for (i) 25% of the number of shares covered by the options on May 1, 2013 and (ii) 25% of the number of shares covered by the options on each of the first, second and third anniversaries of December 1, 2012. During the year ended December 31, 2012, four employees terminated their employment relationship with us and their unvested 7,238,217 share options were forfeited.

On August 26, 2013, the Board approved the grant of 900,000 share options to employees and 400,000 share options to one employee at exercise price of US$0.8474 and US$0.99 with a contractual life of five years, respectively. 33.3% of share options will vest and become exercisable on each of the first, second and third anniversaries of the grant date.

During the year ended December 31, 2013, three former employees and one employee exercised their options by obtaining 107,700 common shares from the Company. During the year ended December 31, 2013, six employees terminated their employment relationship with the Company which resulted in their 630,000 unvested share options forfeited and 79 vested share options expired.

As of the date of this annual report, the maximum number of ordinary shares that may be issued pursuant to all awards under the 2008 Share Incentive Plan is 12,000,000 and options to purchase 3,889,564 ordinary shares are outstanding under the 2008 Share Incentive Plan.

The following table sets forth information on share options that have been granted and are outstanding as of the date of this annual report under the 2008 Share Incentive Plan, reflecting the participation of the stock option exchange program described above by certain of our employees:

Name	Ordinary Shares Underlying Exercisable Options	Exercise Price ($/Share)	Grant Date	Expiration Date

Dr. You-Su Lin	101,507	0.46	December 28, 2011	December 28, 2016
Dr. You-Su Lin	1,110,891	0.62	May 1, 2012	May 1, 2017
Other employees as a group	18,774	0.46	December 28, 2011	December 28, 2016
Other employees as a group	117,500	0.62	May 1, 2012	May 1, 2017
Total	1,348,672

Name	Ordinary Shares Underlying Unvested Options	Exercise Price ($/Share)	Grant Date	Expiration Date

Dr. You-Su Lin	1,110,890	0.62	May 1, 2012	May 1, 2017
Other employees as a group	160,002	0.62	May 1, 2012	May 1, 2017
Other employees as a group	870,000	0.85	August 26, 2013	August 26, 2018
One employee	400,000	0.99	August 26, 2013	April 10, 2018
Total	2,540,892

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

On May 1, 2012, the Board approved the grant of 9,979,998 share options to the employees and non-employee consultant at exercise prices of US$0.62 with a contractual life of five years. On December 1, 2012, the Board approved the grant of 600,000 share options to our new employee at exercise price of US$0.72 with a contractual life of five years. Subject to the teams and conditions described in the option agreement, the options with exercise price of US$0.62 become exercisable for (i) 50% of the number of shares covered by the options on the first anniversary of the grant date and (ii) 25% of the number of shares covered by the options on each of the second and third anniversaries of the grant date; the options with exercise price of US$0.72 become exercisable for (i) 25% of the number of shares covered by the options on May 1, 2013 and (ii) 25% of the number of shares covered by the options on each of the first, second and third anniversaries of December 1, 2012. See Note 27 to our audited consolidated financial statements included elsewhere in this annual report. We recognized compensation expense of $0.2 million for the year ended December 31, 2012.

On August 26, 2013, the Board approved the grant of 900,000 share options to employees and 400,000 share options to one employee at exercise price of US$0.8474 and US$0.99 with a contractual life of five years, respectively. 33.3% of share options will vest and become exercisable on each of the first, second and third anniversaries of the grant date.

During the year ended December 31, 2013, three former employees and one employee exercised their options by obtaining 110,568 ordinary shares from the Company. During the year ended December 31, 2013, seven employees terminated their employment relationship with the Company which resulted in their 630,000 unvested share options forfeited and 139 vested share options expired.

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

C. Board Practices

Our board of directors currently has six directors. Our board has determined that Mr. Amit Gupta, Mr. Yun Pun (Felix) Wong, Ms. Moonkyung Kim, Mr. Jui Kian Lim, Mr. Allard Nooy and Ms. Min Lin are independent directors under NYSE rules.

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

Compensation Committee

Our compensation committee consists of Mr. Gupta and Mr. Nooy. Mr. Gupta acts as the chairman of our compensation committee. Our board has determined that both Mr. Gupta and Mr. Nooy qualify as an independent director of our company within the meaning of the current NYSE rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Ms. Kim, Mr. Nooy and Mr. Lim, each of whom satisfies the “independence” requirements under current NYSE rules. Ms. Kim acts as the chairperson of our corporate governance and nominating committee. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D. Employees

We had 681, 609 and 595 employees as of December 31, 2011, 2012 and 2013, respectively. The following table sets forth the number of employees categorized by function as of December 31, 2013:

	Number of Employees	(%)
Management	4	0.7
Finance	36	5.9
Project Construction, Operations and Management	479	80.6
Administrative and Human Resources	76	12.8
Total:	595	100.0

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2014, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

Percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by 162,126,002, which was the number of ordinary shares outstanding as of March 31, 2014. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2014, including through the exercise of any option, warrant, or other right. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors and Executive Officers
Amit Gupta	*	*	%
Moonkyung Kim	*	*	%
Jui Kian Lim	*	*	%
Min Lin	*	*	%
Dr. You-Su Lin	2,700,992	1.7%
Allard N. Nooy	*	*	%
Yun Pun (Felix) Wong	*	*	%
Kar Yu Daniel Chan	*	*	%
Liya Chen	*	*	%
Gan Wu	*	*	%
All Directors and Executive Officers as a Group(1)	2,984,077	1.8%
Principal Shareholders:
CPI Ballpark Investments Ltd (2)	87,737,462	54.1%
Jennison Associates, LLC (3)	19,607,915	12.1%

*                   Upon exercise of all options and warrants exercisable within 60 days after March 31, 2014, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)       Includes ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon the exercise of all of the options and warrants that are exercisable within 60 days after March 31, 2014, held by all of our directors and executive officers.

(2)     Based on a Schedule 13D/A jointly filed by NewQuest Capital Management (Cayman) Limited, NewQuest Asia Fund I (G.P.) Ltd., NewQuest Asia Fund I, L.P. and CPI Ballpark Investments Ltd on January 13, 2014 and includes 87,737,462 shares beneficially owned by NewQuest Asia Fund I, L.P., a Cayman Islands exempted limited partnership, NewQuest Asia Fund I (G.P.) Ltd., a Cayman Islands exempted company and general partner of NewQuest Asia Fund I, L.P., CPI Ballpark Investments Ltd, a limited liability company organized under the laws of Mauritius and a wholly owned subsidiary of NewQuest Asia Fund I, L.P., and NewQuest Capital Management (Cayman) Limited, a Cayman Islands exempted company. NewQuest Capital Management (Cayman) Limited is an exempted company registered in the Cayman Islands. The principal address of NewQuest Capital Management (Cayman) Limited is c/o Intertrust Corporate Services (Caymen) Limited, 190 Elgin Avenue, Georgetown, Grand Cayman, Cayman Islands KY1-9005. NewQuest Asia Fund I (G.P.) Ltd. is an exempted company registered in the Cayman Islands. The principal address of NewQuest Asia Fund I (G.P.) Ltd. is c/o Intertrust Corporate Services (Caymen) Limited, 190 Elgin Avenue, Georgetown, Grand Cayman, Cayman Islands KY1-9005. NewQuest Asia Fund I, L.P. is an exempted limited partnership registered in the Cayman Islands. The principal address of NewQuest Asia Fund I, L.P. is c/o Intertrust Corporate Services (Caymen) Limited, 190 Elgin Avenue, Georgetown, Grand Cayman, Cayman Islands KY1-9005. CPI Ballpark Investments Ltd is wholly owned by NewQuest Asia Fund I, L.P. The principal address of CPI Ballpark Investments Ltd is 10th Floor, Raffles Tower, 19 Cybercity, Ebene, Republic of Mauritius.

(3)     Based on a Schedule 13G/A filed by Jennison Associates LLC and Prudential Financial, Inc. on November 24, 2013, respectively. As a result of its role as investment adviser to clients in its managed portfolios, Jennison Associates, LLC may be deemed to be the beneficial owner of 19,607,913 ordinary shares. The address of Jennison Associates, LLC is 466 Lexington Avenue, New York, New York 10017. Prudential Financial, Inc. is a parent holding company and the indirect parent of Jennison Associates, LLC. The address of Prudential Financial, Inc. is 751 Broad Street, Newark, New Jersey 07102- 3777.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders.

Please refer to “Item 6.B. Directors, Senior Management and Employees — Compensation — 2008 Share Incentive Plan” for information regarding option ownership of our directors and executive officers.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table describes the significant changes in percentage of ownership of major shareholders:

	Year ended December 31
Shareholders ownership	2013	2012	2011
CPI Ballpark Investments Ltd	54.1%	30.2%	23.9%

Vicis Capital Master Fund	—	28.4%	28.4%

Jennison Associates, LLC	12.1%	12.1%	12.1%

Swiss Re Asset Management (America) Inc.	—	—	6.2%

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership”

B. Related Party Transactions

The following describes our related party transactions since the beginning of 2013.

Transactions with CPI Ballpark Investment Ltd. and its affiliates

CPI Ballpark Investment Ltd. is one of our principle shareholders. During the year ended December 31, 2013, CPI Ballpark Investment Ltd. paid administrative expenses on our behalf primarily relating to the proxy contest amounting to $20,000.

Transactions with Xiamen Youen Hydropower Development Co., Ltd. and Sanming Youxin Electric Power Industrial Co., Ltd.

During the year ended December 31, 2013, US$5.6 million was repaid to Sanming Youxin Electric Power Industrial Co., Ltd (“Sanming Youxin”) and additional short-term borrowing of US$0.2 million and US$1.4 million was obtained from Xiamen Youen Hydropower Development Co., Ltd (“Xiamen Youen”) and Sanming Youxin, respectively.

Balances Payable to Nanping City Xingshui Co., Ltd. and Sanming Youxin Electric Power Industrial Co., Ltd.

Nanping City Xingshui Co., Ltd is a minority shareholder of Jinlong, and Sanming Youxin is a minority shareholder of Jintang and Jinwei since June 2013. In December 2010, we completed our purchase of Shaowu City Jinling Power Generation Co., Ltd (hereafter “Jinling”), together with Jinling’s 55.0% controlling interest in Jinlong, Jinling’s 74.0% controlling interest in Jintang, and Jinling’s 74.0% controlling interest in Jinwei. As of December 31, 2013, the amount of US$1.5 million due to Nanping City Xingshui Co., Ltd represents the current liabilities acquired in the acquisition of Jinlong, Jintang and Jinwei. As of December 31, 2013, the $7.5 million due to Sanming Youxin assumed in the acquisition of Jinling and its subsidiaries is unsecured and interest free.

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

Legal Proceedings

See Item 4, “Information on the Company—Business Overview—Legal Proceedings.”

Dividend Policy

We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain all of our available funds and future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Under the terms of our Amended and Restated Memorandum and Articles of Association the declaration and payment of any dividends in the future will be determined by our board of directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements and overall financial condition and our ability to receive dividends from our operating subsidiaries. If we pay any dividends, we will pay our ADS holders’ dividends with respect to their underlying shares to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “CHC” since January 25, 2010. The following table sets forth the high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High	Low
Yearly highs and lows
Year 2010 (starting from January 25, 2010)	$14.80	$5.60
Year 2011	7.72	0.67
Year 2012	2.84	0.62
Year 2013	3.25	1.43
Quarterly highs and lows
First Quarter 2012	2.44	0.95
Second Quarter 2012	2.06	0.64
Third Quarter 2012	1.65	0.62
Fourth Quarter 2012	2.84	1.22
First Quarter 2013	2.80	1.43
Second Quarter 2013	3.25	2.10
Third Quarter 2013	2.86	1.73
Fourth Quarter 2013	2.76	2.36
First Quarter 2014	3.42	2.58
Monthly highs and lows
October 2013	2.65	2.36
November 2013	2.53	2.39
December 2013	2.76	2.42
January 2014	3.39	2.58
February 2014	3.41	3.28
March 2014	3.42	3.35
April 2014 (through April 17, 2014)	3.42	3.39

On April 17, 2014, the closing sale price of our ADSs as reported on the New York Stock Exchange was $3.42 per ADS.

Our warrants are listed for trading on the New York Stock Exchange under the symbol “CHCWS” since January 25, 2010 and expired on January 25, 2014 without exercise. The following table sets forth the monthly high and low trading prices of our warrants on the New York Stock Exchange for the periods indicated:

	High	Low
Yearly highs and lows
Year 2010 (starting from January 25, 2010)	$1.77	$0.28
Year 2011	0.38	0.03
Year 2012	0.07	0.00
Year 2013	0.05	0.00
Quarterly highs and lows
First Quarter 2012	0.05	0.01
Second Quarter 2012	0.07	0.01
Third Quarter 2012	0.03	0.01
Fourth Quarter 2012	0.03	0.00
First Quarter 2013	0.03	0.01
Second Quarter 2013	0.05	0.01
Third Quarter 2013	0.04	0.00
Fourth Quarter 2013	0.03	0.01
First Quarter 2014	0.02	0.00
Monthly highs and lows
October 2013	0.02	0.01
November 2013	0.03	0.01
December 2013	0.02	0.01
January 2014 (through January 25, 2014)	0.02	0.00

On January 25, 2014, the closing sale price of our warrants as reported on the New York Stock Exchange was $0.00 per warrant.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Law (2013 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is situated at the offices of Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, Grand Cayman, KY-1108, Cayman Islands or at such other place in the Cayman Islands as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2013 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

People’s Republic of China Taxation

Under the Enterprise Income Tax Law of 2007 and its Implementation Regulations, both of which became effective on January 1, 2008, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise. The “de facto management body” is defined as an organization that exercises material and full management and control over matters including the enterprise’s production and operations, personnel, finance and property. At present, the PRC tax authorities have not issued any guidance on the application of the new EIT Law and its Implementation Regulations on foreign incorporated enterprises that are not controlled by PRC enterprises or PRC enterprise groups. As a result, it is unclear what factors will be used by the PRC tax authorities to determine whether we are a “de facto management body” in China. However, a substantial number of our management members reside in the PRC, and almost all of our revenues derive from our operations in the PRC. We may therefore be treated as a resident enterprise for PRC tax purposes and be subject to an enterprise income tax rate of 25% on our worldwide income. Furthermore, if we are treated as a resident enterprise for PRC tax purposes, it is unclear whether dividends you receive on our ordinary shares or ADSs, or the gain you may realize from the disposition of our ordinary shares, ADSs or warrants, would be treated as income derived from sources within the PRC and would be subject to PRC withholding tax. It is also unclear whether, if we would be treated as a resident enterprise for PRC tax purposes, holders of our ordinary shares, ADSs or warrants might be able to enjoy the benefit of income tax treaties entered into between the PRC and other countries. See “Risk Factors - Risks Relating to Doing Business in China - Our company may be classified as a ‘resident enterprise’ for PRC enterprise income tax purposes under the PRC EIT Law. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders, including subject to PRC taxation on our worldwide income.”

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

Sale, Taxable Exchange, Redemption or Expiration of a Warrant

Subject to the PFIC rules discussed below, upon a sale, taxable exchange (but not exercise), or redemption of a warrant, a U.S. Holder will recognize gain or loss in an amount equal to the difference between (i) the amount realized upon such disposition (or, if the warrant is disposed of through the disposition of a unit, the portion of the amount realized on such disposition that is allocated to the warrant based on the then fair market values of the warrant and the ordinary share included in the unit) and (ii) the U.S. Holder’s tax basis in the warrant (that is, the portion of the U.S. Holder’s purchase price for a unit that is allocated to the warrant). Upon expiration of a warrant, a U.S. Holder will recognize a loss in an amount equal to the U.S. Holder’s tax basis in the warrant. Any such gain or loss would generally be treated as capital gain or loss and will be long-term capital gain or loss if the warrant was held by the U.S. Holder for more than one year at the time of such disposition or expiration. As discussed below in “Sale or other Disposition of Ordinary Shares or ADSs,” the deductibility of capital losses is subject to various limitations. Warrants are expired as of December 31, 2013.

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

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012, and we do not expect to be a PFIC in the foreseeable future. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, there can be no assurance that we will not be a PFIC in 2014 or for any future taxable year.

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

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest expense associated with our outstanding debt. All of our existing loans from non-financial institutions and third parties have fixed interest rates and therefore are not subject to interest rate risk. However, the interest rate of our bank loans is subject to the change of the benchmark interest rate published and adjusted by the People’s Bank of China (the”PBOC”). As of December 31, 2013, our outstanding short-term and long-term bank loans were US$12.0 million and US$250.1 million, respectively. Based on our outstanding variable rate loans as of December 31, 2013, a hypothetical increase in the PBOC benchmark interest rate of 50 basis points would increase our annual interest expense by approximately US$1.3 million, which would have accounted for approximately 2% of our revenues in 2013. See “Risk Factors — Risks Relating to our Company and the PRC Hydroelectric Power Industry —We cannot assure you that we can obtain bank loans on terms acceptable to us or at all.”

We have not used any derivative financial instruments to manage our interest rate risk exposure. Based on our observations of the historical changes to the PBOC benchmark interest rate, we believe that it is more likely that the interest rate will remain stable in the near future.

Foreign currency risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic condition. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 1% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 3.0%, 4.9%, 0.2% and 3.0% in 2010, 2011, 2012 and 2013, respectively. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and reduce their level of intervention in the foreign exchange market. Because substantially all of our earnings and cash assets are denominated in Renminbi, and we maintain our consolidated financial statements in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect our balance sheet and earnings per share. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Fluctuations in the Renminbi/U.S. dollar exchange rate will also affect the relative value of any dividend we reserve that will be exchanged into U.S. dollars and earnings from, and the value of, any Renminbi-denominated investments we make in the future. We have not entered into any hedging transactions that would reduce or increase our exposure to this foreign currency exchange risk.

Inflation

In recent years, China has not experienced significant inflation, and therefore inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was -0.7%, 3.3%, 5.4%, 2.6% and 2.6% in 2009, 2010, 2011, 2012 and 2013, respectively. Based on the upward change of the Consumer Price Index in late 2007, the PRC government announced measures to restrict bank lending and investment in China in order to reduce inflationary pressures on China’s economy. The People’s Bank of China’s benchmark loan interest rate for one-year RMB denominated loans was 5.31%, 5.81%, 6.56%, 6.0% and 6.0% in 2009, 2010, 2011, 2012 and 2013, respectively.

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

Fees and Other Payments Made by the Depositary to Us

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs up to certain amount for the ADRs, which consist of the standard out-of-pocket legal fees and disbursements, including preparing and deposit Agreement and Form F-6. It also agreed to waive us certain value-added services fees, certain technology services fees, and certain administration and ongoing ADR holder servicing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We received none depositary for the year ended December 31, 2012 and 2013. The depository also waived us an amount of $130,077 and $130,355 respectively for the same periods for certain technology services fees such as ADR insight and certain administration ADR holder servicing fees.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2011, 2012 and 2013.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that, as of December 31, 2013, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. After year-end and prior to completion of the audit of our 2013 financial statements, our management noted certain control deficiencies in connection with accounts and business activities at entities and projects previously acquired by us. We are in the process of implementing measures to address these issues. This annual report does not include an attestation report of our registered public accounting firm, Ernst & Young Hua Ming LLP, regarding our internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act that permit us, a non-accelerated filer, to provide only management’s report in this annual report.

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

	For the Year Ended December 31,
	2012	2013
	(In US$ thousands)
Audit fees(1)	$915	$661
Tax fees(2)	—	20

(1)         Audit fees consist of fees and expenses billed associated with the annual audit and procedures performed on our interim financial statements. Fees billed for those services that are normally provided by the independent auditors in connection with regulatory filings are also included.

(2)                  Tax fees refer to the aggregate fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

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
4.58

Share Transfer Contract for Yingjiang County Qingrui Husahe Power Co., Ltd. dated as of March 2, 2010 between Dehong Qinrui (Group) Power Investment and Development Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd. (incorporated by reference to Exhibit 4.70 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.59

Share Transfer Contract for Fugong County Hengda Hydroelectric Development Co., Ltd. (Aluhe Hydropower Station and Zilenghe Hydropower Station) dated as of April 14, 2010 between Yunnan Minfa Hydroelectric Development Group Co., Ltd., Xiamen Minrui Investment Co., Ltd. and Fujian Huabang Hydroelectric Investment Co., Ltd. (incorporated by reference to Exhibit 4.71 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.60

Share Transfer Contract for Fugong Xineng Power Development Co., Ltd. (Latudihe Hydropower Station) dated as of April 14, 2010 between Yunnan Minhe Hydroelectric Investment Co., Ltd. and Fujian Huabang Hydroelectric Investment Co., Ltd. (incorporated by reference to Exhibit 4.72 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.61

Supplemental Agreement on the Power Purchase and Sale Contract for the Year of 2010 (Contract Number: De Dian Si 2010-011) for Binglangjiang Power Station and Binglangjiang Expanded Power Station dated as of March 31, 2010 between Yunnan Huabang Electric Power Development Co., Ltd. and Dehong Power Supply Co., Ltd. (incorporated by reference to Exhibit 4.73 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.62

Supplemental Agreement on the Power Purchase and Sale Contract for the Year of 2010 (Contract Number: 2010-009) for Husahe Cascade III & VI Power Station and Mangxian Power Station (incorporated by reference to Exhibit 4.74 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.63

Power Purchase Agreement (contract Number: De Dian Si 2009-079) (Binglangjiang expanded Power Station) dated as of November 4, 2009 between Dehong Power Supply Co., Ltd. and Yunnan Huabang Electric Power development Co. (incorporated by reference to Exhibit 4.75 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.64

Supplemental Agreement on the Power Purchase and Sale Contract for the Year of 2009 (Contract Number: De Dian Si 2009-079) (Binglangjiang expanded Power Station) dated as of November 4, 2009 between Dehong Power Supply Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd. (incorporated by reference to Exhibit 4.76 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.65

Grid Connection Agreement (Serial Number: De Dian Ru Wang No. 2009-003) dated as of July 16, 2009 between Yunnan Dehong Electric Power Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd. (incorporated by reference to Exhibit 4.77 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.66

Share Transfer Contract for Luquan Xiaopengzu Power Generation Co., Ltd. dated as of April 23, 2010 among Fujian Huabang Hydroelectric Investment Co., Ltd. and various individual parties thereto (incorporated by reference to Exhibit 4.78 of our Annual Report on Form 20-F filed with the SEC on May 24, 2010)

4.67

Shaowu City Qianling Hydroelectric Station Grid Connection Agreement dated as of October 19, 2000 between Shaowu Power Supply Bureau (hereinafter “Party A”) and Shaowu City Jinling Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.68

Shaowu Power Supply Bureau Grid Connection and Dispatching Agreement dated December 20, 2002 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.69

Shaowu Power Supply Bureau Grid Connection and Dispatching Agreement dated December 15, 2003 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.70

Shaowu Power Supply Bureau Grid Connection and Dispatching Agreement dated October 15, 2004 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jintang Hydroelectric Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.71

Shaowu Power Supply Bureau Grid Connection and Dispatching Agreement dated October 15, 2004 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinlong Hydropower Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.72

Power Purchase and Sale Contract for Jinwei Hydropower Station dated as of January 2007 between Fujian Province Nanping Electric Power Industry Bureau and Shaowu City Jinwei Hydroelectric Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.73

Power Purchase and Sale Contract for Dongguan Hydropower Station dated as of March 2007 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.74

Power Purchase and Sale Contract for Qianling Hydropower Station dated as of March 2007 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.75

Power Purchase and Sale Contract for Jinjiu Hydropower Station dated as of March 2007 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinling Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.76

Power Purchase and Sale Contract for Jinlong Hydropower Station dated as of March 2007 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jinlong Hydropower Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.77

Power Purchase and Sale Contract for Sanming Banzhu Power Station entered into by Fujian Province Electric Power Co., Ltd. and Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. on August 18, 2008 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.78

Grid Connection Economic Agreement entered into by Lishui Electric Power Bureau and Qingtian Wuliting Hydroelectric Development Co., Ltd. in October 2008 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.79

Grid Connection Economic Agreement entered into by Lishui Electric Power Bureau and Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. in October 2008 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.80

Grid Connection and Dispatching Agreement dated as of November 2008 between Lishui Electric Power Industry Bureau and Yunhe County Shapulong Hydropower Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.81

Power Purchase and Sale Contract for Jintang Hydropower Station dated as of December 2008 between Fujian Province Shaowu Power Supply Bureau and Shaowu City Jintang Hydroelectric Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.82

Grid Connection and Dispatching Agreement of Zhougongyuan Cascade I Power Station dated as of April 21, 2009 between Lishui Electric Power Industry Bureau and Suichang County Jiulongshan Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.83

Grid Connection and Dispatching Agreement of Zhougongyuan Cascade II Power Station dated as of April 21, 2009 between Lishui Electric Power Industry Bureau and Suichang County Jiulongshan Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.84

Grid Connection and Dispatching Agreement of Zhougongyuan Cascade III Power Station dated as of April 21, 2009 between Lishui Electric Power Industry Bureau and Suichang County Jiulongshan Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.85

Power Purchase and Sale Contract dated as of June 19, 2009 between Yunnan Dehong Power Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.86

Power Purchase and Sale Contract dated as of January 1, 2010 between Yunnan Nujiang Grid Co., Ltd. and Fugong Xineng Power Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.87

Power Purchase and Sale Contract dated as of January 1, 2010 between Yunnan Nujiang Grid Co., Ltd. and Fugong County Hengda Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.88

Power Purchase and Sale Contract of Xiaopengzu Power Plant for the Year of 2011 dated as of March 2011 between Yunnan Grid Company and Luquan Xiaopengzu Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.89

Grid Connection and Dispatching Agreement dated as of May 14, 2010 between Yunnan Nujiang Grid Co., Ltd. and Fugong Xineng Power Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.90

Grid Connection and Dispatching Agreement dated as of May 14, 2010 between Yunnan Nujiang Grid Co., Ltd. and Fugong County Hengda Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.91

Power Purchase and Sale Contract entered into by Sichuan Cangxi Electric Power Co., Ltd. and Sichuan Huabang Hydroelectric Development Co., Ltd. on May 17, 2010 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.92

Grid Connection and Dispatching Agreement entered into by Sichuan Cangxi Electric Power Co., Ltd. and Sichuan Huabang Hydroelectric Development Co., Ltd. on May 18, 2010 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.93

Power Purchase and Sales Contract for Wangkeng Hydropower Station entered into by Fujian Province Electric Power Co., Ltd. and Pingnan County Wangkeng Hydroelectric Co., Ltd. on June 28, 2010 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.94

Fixed Assets Loan Contract dated as of July 15, 2010 between Fugong Xineng Power Development Co., Ltd. and Bank of China Limited, Fujian Branch (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.95

Power Purchase and Sale Contract dated as of July 16, 2010 between Lishui Electric Power Industry Bureau and Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.96

Power Purchase and Sale Contract dated as of July 16, 2010 between Lishui Electric Power Industry Bureau and Suichang County Jiulongshan Hydroelectric Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.97

Grid Connection and Dispatching Agreement dated as of August 11, 2010 between Dehong Power Supply Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.98

Grid Connection and Dispatching Agreement for Husahe III Power Station dated as of August 11, 2010 between Dehong Power Supply Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.99

Grid Connection and Dispatching Agreement for Husahe IV Power Station dated as of August 11, 2010 between Dehong Power Supply Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.100

Grid Connection and Dispatching Agreement for Mangxian Power Station dated as of August 11, 2010 between Dehong Power Supply Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.101

Agricultural Bank of China Fixed Assets Loan Contract and Installment Repayment Agreement dated as of August 26, 2010 between Yunnan Huabang Electric Power Development Co., Ltd. and Agricultural Bank of China, Yingjiang County Sub-branch (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.102

Share Purchase Agreement for Shaowu City Jinling Power Generation Co., Ltd. dated as of September 28, 2010 among Fujian Huabang Hydroelectric Investment Co., Ltd., Fujian Taiyu Investment (Group) Co., Ltd., Shaowu City Fengyi Power Development Co., Ltd. and Jianyang City Xinguang Power Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.103

Grid Connection and Dispatching Agreement for Wangkeng Hydropower Station entered into by Fujian Province Electric Power Co., Ltd. Ningde Electric Power Industry Bureau and Pingnan County Wangkeng Hydroelectric Co., Ltd. on September 30, 2010 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.104

Share Transfer Contract for Jinping Kanghong Hydroelectric Development Co., Ltd. dated as of November 6, 2010 among Luquan Xiaopengzu Power Generation Co., Ltd. and various individual parties thereto (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.105

Transfer Contract Regarding 10% of the Equity of Pingnan County Wangkeng Hydroelectric Co., Ltd. dated as of November 22, 2010 between Sanming City Chenyang Hydroelectric Co., Ltd. and Fujian Huabang Hydroelectric Investment Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.106

Fixed Assets Loan Contract dated as of December 24, 2010 between Pingnan County Yuheng Hydroelectric Co., Ltd. and Bank of China Limited, Fujian Branch (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.107

Supplemental Agreement on the Power Purchase and Sale Contract for the Year of 2011 (Contract Number: De Dian Si 2011-079) (Binglangjiang expanded Power Station) dated as of December 29, 2010 between Dehong Power Supply Co., Ltd. and Yunnan Huabang Electric Power Development Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.108

Grid Connection and Dispatching Agreement for Jinwei Hydropower Plant dated as of December 24, 2010 between Fujian Province Electric Power Co., Ltd. Nanping Electric Power Industry Bureau and Shaowu City Jinwei Hydroelectric Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.109

Supplemental Agreement on Power Purchase and Sale Contract for the Year of 2011 dated as of December 29, 2010 between Dehong Power Supply Co., Ltd. and Yingjiang County Qinrui Husahe Hydropower Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.110

Supplemental Agreement to Power Purchase and Sale Contract entered into by Yunnan Huabang Electric Power Development Co., Ltd. and Yunnan Dehong Electric Power Co., Ltd. on December 29, 2010 (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.111

Fixed Assets Loan Contract dated as of December 31, 2010 between Fugong County Hengda Hydroelectric Development Co., Ltd. and Bank of China Limited, Yunnan Branch (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.112

Fixed Assets Loan Contract dated as of January 7, 2011 between Fugong County Hengda Hydroelectric Development Co., Ltd. and Bank of China Limited, Fujian Branch (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.113

Grid Connection and Dispatching Agreement dated as of March 2010 between Yunnan Grid Company and Luquan Xiaopengzu Power Generation Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.114

Grid Connection and Dispatching Agreement dated as of September 30, 2010 between Fujian Province Electric Power Co., Ltd. Sanming Power Industry Bureau and Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. (incorporated by reference to exhibit with identical exhibit number of our Annual Report on Form 20-F filed with the SEC on April 4, 2011)

4.115

Warrant Exercise Agreement dated August 19, 2011 between China Hydroelectric Corporation and Vicis Capital Master Fund (incorporated by reference to Exhibit 4.1 to our Report on Form 6-K filed with the SEC on August 19, 2011)

4.116

Translation of Share Transfer Agreement for Pingnan County Yuanping Hydroelectric Co., Ltd. dated December 3, 2011 between China Hydroelectric Corporation and Mr. You Lang Fei (incorporated by reference to Exhibit 10.2 to our Annual Report on Form 20-F filed with the SEC on April 27, 2012)

4.117

Settlement Agreement dated September 30, 2012 between China Hydroelectric Corporation, Vicis Capital, LLC, John D. Kuhns, Mary Fellows, Richard H. Hochman, Anthony H. Dixon, Shadron Lee Stastney, Stephen Outerbridge, You-Su Lin and the Shareholder Group defined there in (incorporated by reference to Exhibit 99.2 to our Report on 6-K filed with the SEC on October 2, 2012)

4.118

Translation of Share Transfer Agreement for Pingnan County Yuheng Hydroelectric Co., Ltd dated October 18, 2012 between China Hydroelectric Corporation and a third party (incorporated by reference to Exhibit 4.118 to our Annual Report on Form 20-F filed with the SEC on April 18, 2013)

8.1	Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-163558), as amended, initially filed with the SEC on December 8, 2009)

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Calculation of Effective Tariff Rate, Effective Utilization Rate and Weighted Average Effective Utilization Rate
15.2	Consent of Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document. **
101.SCH	XBRL Taxonomy Extension Schema Document. **
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. **
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. **
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document. **
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. **

**XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 21, 2014

CHINA HYDROELECTRIC CORPORATION

By:	/s/ You-Su Lin
Name: Dr. You-Su Lin
Title: Interim Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHINA HYDROELECTRIC CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of China Hydroelectric Corporation

We have audited the accompanying consolidated balance sheets of China Hydroelectric Corporation (“the Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Hydroelectric Corporation at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

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

/s/ Ernst & Young Hua Ming LLP
Beijing, People’s Republic of China
April 21, 2014

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2013
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

		December 31,
	Notes	2012	2013
ASSETS
Current assets:
Cash and cash equivalents		7,967	14,165
Restricted cash		5,171	—
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2012 and 2013)	4	5,772	3,741
Notes receivable		1,877	492
Deferred tax assets	14	1,659	1,994
Amounts due from related parties (net of allowance for doubtful accounts of US$1,338 and US$1,379 as of December 31, 2012 and 2013)	27	86	—
Prepayments and other current assets (net of provision for impairment allowance of US$1,560 and US$1,608 as of December 31, 2012 and 2013)	5	14,150	3,226
Total current assets		36,682	23,618
Non-current assets:
Property, plant and equipment, net	7	548,511	540,242
Land use rights, net	10	48,640	48,962
Intangible assets, net	8	4,660	4,714
Goodwill	9	112,481	115,960
Deferred tax assets	14	1,329	1,526
Other non-current assets	11	2,013	2,220
Total non-current assets		717,634	713,624
TOTAL ASSETS		754,316	737,242

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		3,124	1,992
Short-term loans	15	21,676	11,973
Current portion of long-term loans	15	35,537	38,337
Amounts due to related parties	27	12,705	9,491
Deferred tax liabilities	14	—	300
Accrued expenses and other current liabilities	12	43,825	28,072
Warrant liabilities	17	839	—
Total current liabilities		117,706	90,165
Non-current liabilities:
Long-term loans	15	212,970	211,723
Deferred tax liabilities	14	24,345	24,720
Other non-current liabilities	16	6,780	8,005
Total non-current liabilities		244,095	244,448
Total liabilities		361,801	334,613

Commitments and contingencies	23

Shareholders’ equity
China Hydroelectric Corporation shareholders’ equity:
Ordinary shares (par value US$0.001 per share, 400,000,000 shares authorized as of December 31, 2012 and 2013; 161,989,097 and 162,099,665 shares issued and outstanding as of December 31, 2012 and 2013)	18	162	162
Additional paid-in capital		509,665	509,902
Accumulated other comprehensive income	20	41,597	54,059
Accumulated deficit		(159,472)	(161,693)
Total China Hydroelectric Corporation shareholders’ equity		391,952	402,430
Noncontrolling interests		563	199
Total shareholders’ equity		392,515	402,629
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		754,316	737,242

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2011	2012	2013
Revenues		54,597	85,388	74,517
Cost of revenues		(31,314)	(35,795)	(35,357)
Gross profit		23,283	49,593	39,160
Operating expenses:
General and administrative expenses (including share-based compensation expense of US$10,479, US$166 and US$211 in 2011, 2012 and 2013)		(28,896)	(20,348)	(13,258)
Impairment loss on goodwill	9	(11,388)	—	—
Impairment loss on long-lived assets	7	(11,590)	—	(3,549)
Total operating expenses		(51,874)	(20,348)	(16,807)
Operating (loss) income		(28,591)	29,245	22,353
Interest income		101	84	98
Interest expense	22	(24,757)	(28,070)	(22,568)
Changes in fair value of warrant liabilities	17	951	(399)	839
Exchange (loss) gain		(851)	28	(41)
Other (loss) income, net	24	(334)	507	275
(Loss) income before income tax expense		(53,481)	1,395	956
Income tax expense	13	(1,527)	(6,451)	(3,474)
Net loss from continuing operations		(55,008)	(5,056)	(2,518)

Discontinued operations
(Loss) income from discontinued operations (net of income tax expense of US$101, US$399 and nil in 2011, 2012 and 2013)		(282)	1,140	—
Gain on disposal of discontinued operations (net of income tax expense of nil, US$959 and nil in 2011, 2012 and 2013)		—	2,767	—
Net (loss) income from discontinued operations	6	(282)	3,907	—

Net loss		(55,290)	(1,149)	(2,518)

Less:
Net loss (income) attributable to noncontrolling interests		9,901	(94)	297
Net loss attributable to China Hydroelectric Corporation shareholders		(45,389)	(1,243)	(2,221)
- Continuing operations		(45,107)	(5,150)	(2,221)
- Discontinued operations		(282)	3,907	—

Other comprehensive income (loss), net of income tax
Foreign currency translation adjustments (net of income tax expense of nil in 2011, 2012 and 2013)		20,394	(1,413)	12,395
Defined benefit pension plans (net of income tax expense of nil in 2011, 2012 and 2013)		(33)	33	—
Other comprehensive income (loss)		20,361	(1,380)	12,395
Comprehensive (loss) income		(34,929)	(2,529)	9,877
Less: Comprehensive loss (income) attributable to noncontrolling interests		9,586	(85)	364
Comprehensive (loss) income attributable to China Hydroelectric Corporation shareholders		(25,343)	(2,614)	10,241

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013 (Continued)
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

		For the Years Ended December 31,
	Notes	2011	2012	2013
Net (loss) income attributable to ordinary shareholders per share	19	(0.29)	(0.01)	(0.01)
—From continuing operations – basic and diluted		(0.29)	(0.03)	(0.01)
—From discontinued operations – basic and diluted		(0.00)	0.02	—
Weighted average number of ordinary shares used in computing:
Net loss attributable to ordinary shareholders per share – basic and diluted	19	156,505,076	161,989,097	162,071,626
Net loss income attributable to ordinary shareholders per ADS (equivalent to three ordinary shares)		(0.87)	(0.02)	(0.03)
—From continuing operations – basic and diluted		(0.86)	(0.09)	(0.03)
—From discontinued operations – basic and diluted		(0.01)	0.07	—
Weighted average number of ADS used in computing:
Net loss attributable to ordinary shareholders per ADS – basic and diluted		52,168,358	53,996,366	54,023,875

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	For the Years Ended December 31,
	2011	2012	2013
Cash flows from operating activities:
Net loss	(55,290)	(1,149)	(2,518)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation of property, plant and equipment	21,984	22,407	22,182
Amortization of land use rights	1,144	1,174	1,164
Amortization of intangible assets	213	199	178
Impairment loss on goodwill	11,388	—	—
Impairment loss on long-lived assets	11,590	—	3,549
Deferred income taxes	(485)	(163)	(482)
Changes in fair value of warrant liabilities	(951)	399	(839)
Gain from disposal of subsidiaries	—	(2,767)	—
Amortization of debt issuance costs	19	191	175
Amortization of government grant	(3)	(3)	(3)
Share-based compensation expense	10,479	166	211
Loss from disposal of property, plant and equipment	266	508	45
Exchange loss (gain)	851	(28)	41
Gain from extinguishment of amounts due to original shareholders of acquired subsidiaries	—	(462)	—
Provision for impairment allowance on prepayments and other current assets	696	843	—
Provision for allowance for doubtful accounts on amounts due from a related party	1,302	—	—
Net pension cost recognized	173	33	—
Changes in operating assets and liabilities:
Accounts receivable	242	(1,797)	2,175
Notes receivable	—	(1,874)	789
Prepayments and other current assets	310	(463)	(426)
Other non-current assets	(344)	779	(538)
Accounts payable	(42)	(345)	(1,084)
Amounts due to related parties	—	(2)	(1)
Accrued expenses and other current liabilities	(1,903)	(1,524)	(6,437)
Other non-current liabilities	5	6,578	1,229
Net cash generated from operating activities	1,644	22,700	19,410
Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	(19,330)	(8,923)	—
Proceeds from disposal of subsidiaries	—	20,212	10,957
Cash deposit for potential acquisitions	(696)	—	—
Acquisition of intangible assets	—	—	(90)
Acquisition of property, plant and equipment	(1,490)	(7,091)	(1,087)
Proceeds from disposal of property, plant and equipment	112	35	26
Payment to contractors for construction projects	(3,330)	(6,931)	(450)
Loans to a related party	—	(86)	—
Proceeds from insurance claims	—	—	549
Net cash (used in) generated from investing activities	(24,734)	(2,784)	9,905

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013 (Continued)
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	For the Years Ended December 31,
	2011	2012	2013

Cash flows from financing activities:
Proceeds from exercise of share options	—	—	26
Purchase of subsidiary shares from noncontrolling interests	(1,204)	—	—
Proceeds from loans from related parties	1,263	572	2,034
Proceeds from short-term loans	23,066	28,070	14,364
Proceeds from long-term loans	45,823	72,947	32,335
Proceeds from exercised warrants	10,036	—	—
Proceeds from loans from third parties	17,456	20,161	3,425
Payment of debt issuance costs and service fee	—	(704)	(194)
Repayment of loans from related parties	—	(69)	(5,585)
Repayment of short-term loans	(20,889)	(28,051)	(26,225)
Repayment of long-term loans	(66,955)	(69,986)	(36,544)
Repayment of loans from third parties	(10,637)	(38,136)	(13,313)
Restricted cash	—	(5,166)	5,249
Net cash used in financing activities	(2,041)	(20,362)	(24,428)
Net (decrease) increase in cash and cash equivalents	(25,131)	(446)	4,887
Effect of changes in exchange rate on cash and cash equivalents	76	11	1,311
Cash and cash equivalents at the beginning of the year	33,457	8,402	7,967
Cash and cash equivalents at the end of the year	8,402	7,967	14,165
Supplementary disclosure of cash flow information
Interest paid	22,928	19,983	16,588
Income taxes paid	2,333	2,855	5,061
Non-cash activities:
Non-cash portion of acquisition of subsidiaries	1,825	—	—
Non-cash portion of acquisition of property, plant and equipment	9,595	3,330	3,286
Non-cash portion of disposal of property, plant and equipment	20	—	—
Discharge of liability from disposal of subsidiaries	—	158	—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HYDROELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	China Hydroelectric Corporation shareholders
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity
Balance at December 31, 2010	153,295,516	153	495,652	22,922	(112,840)	11,096	416,983
Reclassification of warrants from equity to liability	—	—	(1,391)	—	—	—	(1,391)
Exercise of warrants	8,693,581	9	9,666	—	—	—	9,675
Purchase of subsidiary shares from noncontrolling interests	—	—	(4,907)	—	—	(1,032)	(5,939)
Share-based compensation expenses	—	—	10,479	—	—	—	10,479
Other comprehensive income	—	—	—	20,046	—	315	20,361
Net loss	—	—	—	—	(45,389)	(9,901)	(55,290)
Balance at December 31, 2011	161,989,097	162	509,499	42,968	(158,229)	478	394,878

Share-based compensation expenses	—	—	166	—	—	—	166
Other comprehensive loss	—	—	—	(1,371)	—	(9)	(1,380)
Net (loss) income	—	—	—	—	(1,243)	94	(1,149)
Balance at December 31, 2012	161,989,097	162	509,665	41,597	(159,472)	563	392,515

Share-based compensation expenses	—	—	211	—	—	—	211
Exercise of share options	110,568	—	26	—	—	—	26
Other comprehensive income (loss)	—	—	—	12,462	—	(67)	12,395
Net loss	—	—	—	—	(2,221)	(297)	(2,518)
Balance at December 31, 2013	162,099,665	162	509,902	54,059	(161,693)	199	402,629

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

On January 25, 2010, the Company completed an initial public offering (“IPO”), whereby the Company issued 6,000,000 units of securities at US$16.00 per unit. Each unit consists of one American Depositary Share (“ADS”) priced at US$14.80 and one warrant priced at US$1.20. Each ADS represents three ordinary shares and each warrant entitles the holder to purchase three ordinary shares for an exercise price of US$15.00. The IPO yielded aggregate gross proceeds of US$96,000. The proceeds, net of applicable expenses, are used to acquire hydroelectric operating companies and assets and to develop new hydroelectric power projects in China, for working capital and for general corporate purposes.

The Company does not conduct any substantive operation of its own and conducts its primary business operations through its subsidiaries.

During the year ended December 31, 2011, the Company acquired one hydroelectric entity. The Company did not make any acquisition of hydroelectric entity during the years ended December 31, 2012 and 2013.

As of December 31, 2013, the Company’s subsidiaries included the following entities:

Subsidiaries	Place of Incorporation	Date of Establishment/ Acquisition	Percentage of Ownership	Principal Activities

Beijing A.B.C. Investment Consulting Co., Ltd. (“ABC”)	The PRC	April 19, 2007	100%	Provision of general and administrative services to group companies
Yunnan Huabang Electric Power Development Co., Ltd. (“Binglangjiang”)	The PRC	April 25, 2007	100%	Operation and development of hydroelectric assets
Sichuan Huabang Hydroelectric Development Co., Ltd. (“Liyuan”)	The PRC	May 21, 2007	100%	Operation and development of hydroelectric assets
Zhejiang Province Jingning Yingchuan Hydroelectric Development Co., Ltd. (“Yingchuan”)	The PRC	January 31, 2008	100%	Operation and development of hydroelectric assets
Qingtian Wuliting Hydroelectric Development Co., Ltd. (“Wuliting”)	The PRC	January 31, 2008	100%	Operation and development of hydroelectric assets
Suichang County Jiulongshan Hydroelectric Development Co., Ltd. (“Jiulongshan”)	The PRC	January 31, 2008	100%	Operation and development of hydroelectric assets
China Hydroelectric Corporation (Hong Kong) Limited (“CHC HK”)	Hong Kong (“HK”)	June 25, 2008	100%	Investment holding company

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

	Place of Incorporation	Date of Establishment/ Acquisition	Percentage of Ownership	Principal Activities

Pingnan County Wangkeng Hydroelectric Co., Ltd. (“Wangkeng”)	The PRC	October 21, 2008	100%	Operation and development of hydroelectric assets
Sanming Zhongyin Banzhu Hydroelectric Co., Ltd. (“Banzhu”)	The PRC	October 22, 2008	100%	Operation and development of hydroelectric assets
Sun Power Asia Limited (“Sunpower”)	HK	November 14,2008	100%	Investment holding company
Yunhe County Shapulong Hydropower Generation Co., Ltd. (“Shapulong”)	The PRC	August 3, 2009	100%	Operation and development of hydroelectric assets
Zhejiang Longquan Ruiyang Cascaded II Hydropower Plant Co., Ltd. (“Ruiyang”)	The PRC	August 20, 2009	100%	Operation and development of hydroelectric assets
Suichang County Zhougongyuan Hydroelectric Development Co., Ltd. (“Zhougongyuan”).	The PRC	December 3, 2009	100%	Operation and development of hydroelectric assets
Fujian Huabang Hydroelectric Investment Co., Ltd. (“Fujian Huabang”).	The PRC	January 14, 2010	100%	Investment holding company
Henan Wuyue Storage Power Generation Co., Ltd. (“Wuyue”)	The PRC	March 23, 2010	79%	Development of hydroelectric assets
Yingjiang County Qinrui Husahe Power Co., Ltd. (“Husahe”)	The PRC	April 19, 2010	100%	Operation and development of hydroelectric assets
Fugong County Hengda Electric Power Development Co., Ltd. (“Hengda”)	The PRC	June 22, 2010	100%	Operation and development of hydroelectric assets
Fugong County Xineng Electric Power Development Co., Ltd. (“Xineng”)	The PRC	August 16, 2010	100%	Operation and development of hydroelectric assets
Luquan Xiaopengzu Power Generation Co., Ltd. (“Xiaopengzu”)	The PRC	September 8, 2010	100%	Operation and development of hydroelectric assets
Shaowu City Jinling Power Generation Co., Ltd. (“Jinling”)	The PRC	December 30, 2010	100%	Operation and development of hydroelectric assets
Shaowu City Jinlong Hydroelectric Co., Ltd. (“Jinlong”)	The PRC	December 30, 2010	55%	Operation and development of hydroelectric assets
Shaowu City Jintang Hydroelectric Co., Ltd. (“Jintang”)	The PRC	December 30, 2010	74%	Operation and development of hydroelectric assets
Shaowu City Jinwei Hydroelectric Co., Ltd. (“Jinwei”)	The PRC	December 30, 2010	74%	Operation and development of hydroelectric assets
Jinping Kanghong Hydroelectric Development Co., Ltd. (“Dazhaihe”)	The PRC	April 10, 2011	100%	Operation and development of hydroelectric assets

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

As of December 31, 2013, the Group had working capital deficiency of US$66,547. This factor raises substantial doubt about the Company’s ability to continue as a going concern. The continued operation of the Group is dependent upon the Group’s ability in raising additional capital, obtaining additional financing and improving future operating and financial results. Therefore, the Company may not be able to realize its assets and discharge its liabilities in the normal course of business. In view of this, management has taken steps to actively pursue additional capital and financing.

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

The Group accounted for business combinations in accordance with ASC topic 805 (“ASC 805”), Business Combinations. ASC 805 requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. During the measurement period, which shall not exceed one year from the acquisition date, the Company recognizes adjustments to the provisional amounts of acquisition-date fair value and the resulting goodwill for new information obtained as if the accounting for the business combination had been completed at the acquisition date. The comparative information for prior periods presented in the consolidated financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

For a component of the Group that either has been disposed of or is classified as held-for-sale, the Group accounted for the result of operations of the component as a discontinued operation in accordance with ASC sub-topic 205-20 (“ASC 205-20”), Presentation of Financial Statements, when (1) the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Group as a result of the disposal transaction; and (2) the Group will not have any significant continuing involvement in the operations of the component after the disposal transaction.

The Company accounted for the purchase of additional ownership in its subsidiary from noncontrolling interests as an equity transaction in accordance with ASC topic 810 (“ASC 810”), Consolidation. The carrying amount of the noncontrolling interests is adjusted to reflect the change in the Group’s ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interests is adjusted is recognized in additional paid-in capital.

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

(d) Fair value measurement

Financial instruments include cash and cash equivalents, accounts receivable, notes receivable, certain other current assets, accounts payable, certain other liabilities, short-term loans, long-term loans and warrants. The carrying values of these financial instruments, other than long-term loans and warrants, approximate their fair values due to their short-term maturities. During the year ended December 31, 2011, certain warrants were reclassified from equity to liability upon modification of terms (Note 17). These amended warrants were recorded as liabilities at fair value on the day of modification and subsequently adjusted to the fair value at each reporting date. All liability-classified warrants expired unexercised as of December 31, 2013. The warrants classified as equity were measured at fair value on the grant dates. The carrying values of long-term loans approximate their fair values due to the fact that the interest rates on these loans are reset each year based on prevailing market interest rates.

The Group applied the provisions of ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

ASC 820 describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Group measures the fair value of money market funds included in cash equivalents using the market approach based on quoted market prices. The warrant liabilities were valued using the income approach based on inputs that are unobservable in the market (Level 3).

All assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 are summarized below:

	Quoted price in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$	US$	US$
Money market funds in cash equivalent	8	—	—
Warrant liabilities (Note 17)	—	—	839
	8	—	839

No assets and liabilities were measured at fair value on a recurring basis as of December 31, 2013.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The following table presents a reconciliation of warrant liabilities measured at fair value on a recurring basis using significant unobservable inputs for the years ended December 31, 2012 and 2013:

Warrant liabilities
US$
Balance as of December 31, 2011	440
Realized or unrealized losses	399
Balance as of December 31, 2012	839
Realized or unrealized gain	(839)
Balance as of December 31, 2013	—

Realized or unrealized gain or losses for the years ended December 31, 2012 and 2013 were recorded in “changes in fair value of warrant liabilities” on the consolidated statements of comprehensive income.

All assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2013 are summarized below:

	Carrying value at December 31, 2013	Quoted price in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total loss
	US$	US$	US$	US$

Property, plant and equipment	4,098	—	—	—	(4,098)

In accordance with ASC topic 360 (“ASC 360”), Property, Plant, and Equipment, property, plant and equipment of Liyuan with a carrying amount of US$4,098 was written down to its fair value of nil, resulting in an impairment loss of US$4,098, of which US$549 was recovered through insurance claims. A net impairment charge of US$3,549 was included in the consolidated statements of comprehensive income for the year ended December 31, 2013 (Note 7).

(e) Foreign currency

The Company determined its functional currency to be the US$ while its subsidiaries determine their functional currency based on the criteria of ASC topic 830 (“ASC 830”), Foreign Currency Matters. All of the Company’s subsidiaries determined their functional currency to be their respective local currency, except for CHC HK and Sunpower which determined their functional currency to be the US$. The Company uses the US$ as its reporting currency.

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

(g) Restricted cash

Restricted cash represents cash pledged to financial institutions as collateral for the Company’s bank loans (Note 15). The restriction on the cash collateral amount of US$5,171 as of December 31, 2012 was released in May 2013 upon repayment of the bank loans.

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

(i) Notes receivable

Notes receivable represent short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the bill, which is generally within six months from the date of issuance. The holder of the bills can obtain payment from the financial institutions prior to the stated maturity date. In such a case, the holder will receive a discounted amount off the face value of the bill. There is recourse to the customers in the event the financial institutions default upon demand for payment by the holders of the notes. To reduce the Group’s credit risk, the Group has required certain customers to pay for electricity using notes receivable during the years ended December 31, 2012 and 2013.

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

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

(k) Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. ASC topic 350 (“ASC 350”), Intangibles—Goodwill and Other, requires that goodwill be tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group assigns and assesses goodwill for impairment at the reporting unit level at each reporting date. The Group determines that each reporting unit is identified at the component level, which is one level below the operating segment.

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

If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the Group performs the second step of the quantitative goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it is less, the Group would then recognize an impairment loss. In accordance with ASU No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Other (ASC 350), the Company has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

The Group recognized goodwill impairment loss of US$11,388, nil and nil for the years ended December 31, 2011, 2012 and 2013, respectively (Note 9).

Intangible assets are carried at cost less accumulated amortization. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets. The estimated useful lives for the intangible assets as of December 31, 2013 were as follows:

Development right of Binglangjiang Phase II	30 years
Dam use right of Dongguan	40 years
Software	5 years

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

(m) Asset retirement obligations

ASC sub-topic 410-20 (“ASC 410-20”), Asset Retirement Obligations, requires companies to record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The value of the liability is capitalized as part of the carrying amount of the related long-lived asset. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. The Group’s asset retirement obligations relate primarily to the restoration of leased lands under land use rights granted by the local government to their original condition. Asset retirement obligations as of December 31, 2012 and 2013 were insignificant.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

(n) Impairment of long-lived assets

The Group evaluates its long-lived assets, including property, plant and equipment, land use rights and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be recoverable in accordance with ASC 360.  When these events occur, the Group assesses the recoverability of long-lived assets by comparing the carrying amount of the assets to the expected future undiscounted cash flows resulting from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The Group recognized impairment loss on long-lived assets of US$11,590, nil and US$3,549 for the years ended December 31, 2011, 2012 and 2013, respectively.

(o) Derivative instruments

ASC topic 815 (“ASC 815”), Derivatives and Hedging, requires all contracts which meet the definition of a derivative to be recognized in the consolidated financial statements as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in shareholders’ equity as a component of other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair values of derivatives not qualified as hedges are reported in the consolidated statements of comprehensive income. The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

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

(q) Revenue recognition

The Group’s revenue is derived from the sale of electricity. Revenues are recognized when the following four criteria are met as prescribed by ASC topic 605 (“ASC 605”), Revenue Recognition: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. The Group considers the terms of each arrangement to determine the appropriate accounting treatment. Revenue is generally earned and recognized upon transmission of electricity to the power grid controlled and owned by the respective regional or provincial grid companies. For transactions in which electricity has been transmitted to the power grid without a fixed or determinable unit price per kWh while the tariff is pending approval of the regional or provincial pricing bureau, cash received in exchange for the transmission of electricity to the power grid controlled by the respective regional or provincial grid companies has been recorded as customer deposits until such time the price becomes fixed and determinable. When the price becomes fixed and determinable, all or a portion of the customer deposits will be recognized as revenue. The Group does not defer the related cost of revenues, which is charged to expense as incurred. No customer deposits were recognized as of December 31, 2012 and 2013. The Group has not offered any discounts or rebates to its customers nor does it provide for refunds in its sales contracts with customers.

The Company’s subsidiaries are subject to withholding value-added tax (“VAT”) on the revenues earned in the PRC. The applicable rate of VAT is 6% for small hydroelectric power projects with a total installed capacity of 50 megawatts or less and 17% for large hydroelectric power projects with a total installed capacity of over 50 megawatts. For the years ended December 31, 2011, 2012 and 2013, the lower VAT rate of 6% was applied to the hydroelectric power projects of Binglangjiang, Liyuan, Yingchuan, Wuliting, Jiulongshan, Zhougongyuan, Shapulong, Ruiyang, Husahe, Hengda, Xineng, Xiaopengzu, Jinling, Jinlong, Jintang Jinwei and Dazhaihe, and the VAT rate of 17% was applied to the hydroelectric power projects of Banzhu and Wangkeng. VAT on revenues earned from the sale of electricity by the Group to its customers for the years ended December 31, 2011, 2012 and 2013 were US$4,583, US$7,387 and US$6,047, respectively. The Group has recognized revenues net of VAT in the consolidated statements of comprehensive income.

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

(s) Leases

In accordance with ASC topic 840 (“ASC 840”), Lease, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: (i) ownership is transferred to the lessee by the end of the lease term, (ii) there is a bargain purchase option, (iii) the lease term is at least 75% of the property’s estimated remaining economic life or (iv) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the lease periods.

The Group has no capital leases for any of the years presented.

(t) Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, net operating loss and credits carryforwards, using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in the consolidated statements of comprehensive income in the period that includes the enactment date.

The Company accounts for uncertainty in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expenses is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized from the accounting for uncertainty in income taxes is classified in the financial statements as interest expenses, while penalties recognized from the accounting for uncertainty in income taxes are classified in the financial statements as other expenses.

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

The Company recognizes the tax benefit for the excess of the tax basis over the financial reporting basis or the tax liability when the financial reporting basis exceeds the tax basis (“outside basis difference”) of an investment in subsidiary in accordance with ASC sub-topic 740-30 (“ASC 740-30”), Income Taxes: Recognition, when it is apparent that the temporary differences will reverse in the foreseeable future. If it is “more likely than not” that a deferred tax liability will be realized as a result of the decision to dispose of a subsidiary, the tax liability would be recorded when the disposal group is classified as held for sale even though any gain expected upon disposal cannot be recognized until the sale is consummated.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

(u) Net (loss) income per share

In accordance with ASC topic 260 (“ASC 260”), Earnings Per Share, basic (loss) income per share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted (loss) income per share is calculated by dividing net (loss) income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of warrants (Note 17) and share options (Note 26), using the treasury stock method.

(v) Segment reporting

The Group follows ASC topic 280 (“ASC 280”), Segment Reporting, for the presentation of segment information. The Group’s chief operating decision maker, who has been identified as the chief executive officer (“CEO”), relies upon financial information by provinces with operations in the PRC when making decisions about allocating resources and assessing the performance of the Group. As a result, the Group operates and manages its business as four operating and reportable segments, namely the Yunnan Province segment, the Sichuan Province segment, the Zhejiang Province segment and the Fujian Province segment. As the Group’s long-term assets are substantially all located in and derived from the PRC, no geographical segments are presented.

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

(x) Share-based payment

The Company accounts for share awards issued to employees in accordance with ASC topic 718 (“ASC 718”), Compensation-Stock Compensation. In accordance with the fair value recognition provision of ASC 718, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. The Company has elected to recognize share-based compensation expense for share awards granted to employees using the straight-line method. The Company uses a binomial option pricing valuations model in determining the fair value of the options granted.

The Company accounts for share awards issued to non-employees in accordance with the provisions of ASC 718 and ASC sub-topic 505-50 (“ASC 505-50”), Equity: Equity-Based Payment to Non-employees. The Company’s share awards issued to non-employees are subject to graded vesting provisions. The Group recognizes share-based compensation expense for share awards granted to non-employees using the accelerated recognition method over the requisite service period of the award. In accordance with ASC 718 and ASC 505-50, the Company uses the binomial option pricing valuations model to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and is adjusted to reflect future change in circumstances and facts, if any.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

(y) Long-lived assets to be disposed of and discontinued operations

The Company accounts for a long-lived asset to be disposed of other than by sale in accordance with the provisions of ASC 360, where such long-lived asset continues to be classified as held and used until it is disposed of. When a long-lived asset ceases to be used, the carrying amount of the asset is written down to its salvage value, if any.

The Company accounts for a long-lived asset or disposal group to be sold in accordance with ASC 360, where such long-lived asset or disposal group is classified as held for sale in the period in which all six criteria are met: (1) a plan to sell the asset has been committed to by management; (2) the asset can be sold in its current condition; (3) an active plan has been initiated to find a buyer; (4) it is probable that the asset will be sold and the sale will be completed within one year and will qualify as a completed sale; (5) the sales price is reasonable relative to the asset’s current fair value and the entity is actively marketing the asset; and (6) it is unlikely that the plan to sell the asset will be withdrawn or changed significantly.

A long-lived asset or disposal group classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell, and it is presented separately on the consolidated balance sheets. Long-lived assets reclassified as held for sale are not depreciated or amortized.

The Company follows ASC 205-20 in its accounting for a component of the Company that has been disposed of or is classified as held for sale and has operations and cash flows that can be clearly distinguished from the rest of the Company. Such component is reported as discontinued operations. In the period in which a component has been disposed of or classified as held for sale, the results of operations, including any gain or loss after tax recognized in accordance with ASC 360, less applicable income taxes, for the periods presented are reclassified into line items of income separately from net income (loss) from continuing operations before extraordinary items (if applicable), on the consolidated statements of comprehensive income.

(z) Recently issued accounting standards

In March 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-05 (“ASU 2013-05”), Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which specifies that a cumulative translation adjustment should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of cumulative translation adjustment attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, cumulative translation adjustment would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, cumulative translation adjustment should be recognized in earnings in a business combination achieved in stages (i.e., a step acquisition). The amendments are effective for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements from the adoption of ASU 2013-05.

In July 2013, the FASB issued ASU No. 2013-11 (“ASU 2013-11”), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which concludes an unrecognized tax benefit should be presented as a reduction of a deferred tax asset when settlement in this manner is available under the tax law. The amendments are effective for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements from the adoption of ASU 2013-11.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

3. ACQUISITIONS

(a) Acquisition of a subsidiary during the year ended December 31, 2011

During the year ended December 31, 2011, the Company completed the acquisition of 100% ownership interest in Dazhaihe. This acquisition was in line with the Company’s plan to further expand its hydroelectric power generation capacity in the PRC.

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

The Company recognized US$28 of acquisition-related costs that were expensed in the year ended December 31, 2011. These costs are included in “General and administrative expenses” on the consolidated statements of comprehensive income.

The amounts of revenue and net loss of Dazhaihe included in the Company’s consolidated statement of comprehensive income from April 10, 2011, the acquisition date, to December 31, 2011 were as follows:

US$
Revenue	831
Net loss	(717)

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

(b) Acquisition of noncontrolling interest

On January 14, 2011, Fujian Huabang, a wholly-owned subsidiary of the Company, completed the acquisition of the remaining 10% equity interest of Wangkeng pursuant to an equity transfer purchase agreement with Sanming Chenyang Hydroelectric Co., Ltd. dated November 22, 2010. The purchase consideration for the acquisition was US$5,939 (RMB38,967). The Company accounted for the purchase of subsidiary shares from the noncontrolling interest as an equity transaction in accordance with ASC 810. The carrying amount of the noncontrolling interest was adjusted from US$1,032 (RMB6,777) to nil to reflect the noncontrolling interest holder’s reduced ownership interest in Wangkeng’s net assets. The difference between the consideration paid by the Company to the noncontrolling interest holder and the adjustment to the carrying amount of the noncontrolling interest in Wangkeng was recognized in additional paid-in capital. Upon the completion of this transaction, Wangkeng became a wholly-owned subsidiary of the Group.

The following table shows the effects of changes in the Company’s ownership interest in Wangkeng on the Company’s equity:

For the year ended December 31,
2011
US$
Net income (loss) attributable to the Company	(45,389)
Decrease in the Company’s paid-in capital for purchase of 10% of equity interest in Wangkeng	(4,907)
Net transfers to noncontrolling interest	(4,907)
Change from net income (loss) attributable to the Company and transfers to noncontrolling interest	(50,296)

During the years ended December 31, 2012 and 2013, the Company did not complete any acquisition of hydropower projects.

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

As of December 31, 2012 and 2013, all of the accounts receivable balances were within credit terms.

5. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	December 31,
	2012	2013
	US$	US$
Advances for construction projects	78	109
Acquisition deposits	716	738
Amounts due from original shareholders of acquired subsidiaries	1,297	1,350
Consideration receivable from disposal of a subsidiary	11,534	—
Prepaid insurance	360	509
Rental deposit	182	258
Prepaid finance consulting fee	570	844
Others	973	1,026
	15,710	4,834
Less: Provision for impairment allowance	(1,560)	(1,608)
Total	14,150	3,226

Acquisition deposits as of December 31, 2013 represent a deposit of US$492 (2012: US$477) advanced by Wangkeng to Long Yan Ting Zhou Hydroelectric Development Co., Ltd. in April 2011 for the acquisition of the Ting Zhou hydroelectric project and a deposit of US$246 (2012: US$239) advanced by Hengda to Lushui Jinman Hydro Development Co., Ltd. in April 2011 for the acquisition of the Jinmanhe power project. As of December 31, 2011, these acquisitions have not been completed and the memorandums of understanding in relation to these acquisitions have expired. As a result, the Group recognized a full provision for impairment allowance on the acquisition deposits of US$738 (2012: US$716) as of December 31, 2013.

Amounts due from original shareholders of acquired subsidiaries as of December 31, 2013 mainly represent US$819 (2012: US$794) receivable from the original shareholders of Jinling and its subsidiaries for business tax and land value added tax related to the disposal of an office building and US$531 (2012: US$503) from the original shareholders of Banzhu for social insurance which should be borne by the original shareholders in accordance with the equity purchase agreements. As of December 31, 2012, the amounts due from the original shareholders of Jinling and its subsidiaries are determined to be not recoverable. As a result, the Group recognized a full provision for impairment allowance of US$819 (2012: US$794) as of December 31, 2013.

On October 18, 2012, the Company entered into an equity purchase and sale agreement with a third-party to dispose 100% equity interest in Yuheng for a total consideration of US$21,269 (RMB134,000) cash. Consideration receivable from disposal of a subsidiary as of December 31, 2012 represents US$11,534 unpaid consideration due from the buyer, which was fully settled on March 19, 2013.

Prepaid finance consulting fee as of December 31, 2013 mainly represents US$665 (2012: US$451) current portion of prepaid consulting fee paid to banks by Wuliting, Zhougongyuan, Ruiyang, Jiulongshan, Jintang and Jinwei for loans and US$179 (2012: US$119) current portion of prepaid service fee paid to International Far Eastern Leasing Co., Ltd. (“IEL”), by Liyuan and Dazhaihe for certain financing arrangements (Note 11). These prepaid fees for loans are amortized over the loan terms under the effective interest method.

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

The breakdown of assets and liabilities attributable to discontinued operations as of the disposal dates and the results of discontinued operations for the years presented are as follows:

(a)         Assets and liabilities attributable to discontinued operations

The breakdown of assets and liabilities attributable to discontinued operations of Yuanping as of the date of disposal on March 2, 2012 is as follows:

March 2, 2012
US$
Assets:
Cash and cash equivalents	56
Property, plant and equipment, net	17,304
Goodwill	3,219
Intangible assets, net	617
Deferred tax assets	259
Prepayments and other current assets	328
Total	21,783

Liabilities:
Current portion of long-term loans	477
Accrued expenses and other current liabilities	163
Long-term loans	10,489
Deferred tax liabilities	827
Total	11,956

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The breakdown of assets and liabilities attributable to discontinued operations of Yuheng as of the date of disposal on October 31, 2012 is as follows:

October 31, 2012
US$
Assets:
Cash and cash equivalents	472
Property, plant and equipment, net	18,509
Goodwill	23,448
Intangible assets, net	1,916
Deferred tax assets	174
Prepayment and other current assets	241
Total	44,760

Liabilities:
Current portion of long-term loans	14,920
Accrued expenses and other current liabilities	2,256
Long-term loans	7,301
Deferred tax liabilities	2,046
Other non-current liabilities	33
Total	26,556

(b)         Results of discontinued operations

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Revenues	4,737	4,661	—
Cost of revenues	(2,098)	(1,131)	—
General and administrative expenses	(226)	(176)	—
Interest income	2	2	—
Interest expense	(2,580)	(1,634)	—
Other (loss) income, net	(16)	3,543	—
Income tax expense	(101)	(1,358)	—
Net (loss) income from discontinued operations	(282)	3,907	—

The gain on disposal of US$1,819 and US$1,907, net of tax effects of US$959, from the dispositions of Yuanping and Yuheng, respectively, was included in “Other (loss) income, net”  from discontinued operations for the year ended December 31, 2012.

(c)          No allocation of cash flows has been made between continuing and discontinued operations, as the cash flows provided by or used in the operating, investing and financing activities of the discontinued operations were insignificant.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and its related accumulated depreciation as of December 31, 2012 and 2013 are as follows:

	December 31,
	2012	2013
	US$	US$
Dams and reservoirs	339,123	348,905
Buildings	124,154	127,356
Machinery	153,837	158,527
Transportation equipment	1,865	1,925
Electronic equipment and others	4,244	1,797
	623,223	638,510
Less: Accumulated depreciation	(74,852)	(98,513)
	548,371	539,997
Construction in progress, net	140	245
Total	548,511	540,242

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Construction in progress, net of impairment charge, as of December 31, 2012 and 2013 is as follows:

	Jiulongshan	Liyuan	Binglangjiang	Banzhu	Wangkeng	Wuliting	Yingchuan	Xineng	Hengda	Ruiyang	Zhougongyuan	Dazhaihe	Total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2011	13	1,158	1	—	—	—	9	—	—	9	—	—	1,190
Addition to construction in progress	—	1,350	—	—	—	1,316	—	278	11	1,091	1,429	48	5,523
Transfer from property, plant and equipment	—	—	—	—	—	—	—	610	—	—	—	13	623
Transfer to property, plant and equipment	—	(2,416)	(1)	—	—	(1,316)	—	(888)	(11)	(1,076)	(1,429)	(61)	(7,198)
Foreign currency translation adjustment	—	2	—	—	—	—	—	—	—	—	—	—	2
Balance as of December 31, 2012	13	94	—	—	—	—	9	—	—	24	—	—	140
Addition to construction in progress	—	29	—	411	83	—	—	—	—	—	—	—	523
Transfer to property, plant and equipment	—	—	—	(300)	—	—	—	—	—	—	—	—	(300)
Impairment of construction in progress	—	(134)	—	—	—	—	—	—	—	—	—	—	(134)
Foreign currency translation adjustment	—	11	—	2	1	—	—	—	—	2	—	—	16
Balance as of December 31, 2013	13	—	—	113	84	—	9	—	—	26	—	—	245

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Impairment of property, plant and equipment relates to write-off of plant assets of Liyuan which were damaged by flood in July 2013. The Company assessed the recoverability of its long-lived assets and recognized an impairment loss amounting to US$4,098 for the year ended December 31, 2013. Insurance recovery amounting to US$549 was recognized upon the receipt of insurance proceeds for the year ended December 31, 2013.

Interest costs from continuing operations qualifying for capitalization in the years ended December 31, 2011, 2012 and 2013 were US$10, nil and nil, respectively.

Depreciation expenses from continuing operations for the years ended December 31, 2011, 2012 and 2013 were US$20,763, US$21,747 and US$22,182, respectively. Accumulated depreciation as of December 31, 2012 and 2013 included foreign currency translation adjustment of US$157 and US$2,640, respectively. Depreciation expenses have been reported in the following accounts:

	For the Years ended December 31,
	2011	2012	2013
	US$	US$	US$
Cost of revenues	(20,466)	(21,402)	(21,841)
General and administrative expenses	(297)	(345)	(341)
Total	(20,763)	(21,747)	(22,182)

8. INTANGIBLE ASSETS

In connection with the acquisition of Binglangjiang, the Company acquired a legal right to develop and operate Phase II of Binglangjiang’s hydroelectric power project. The development right allows the Company to expand the power generation capacity of Binglangjiang by utilizing the existing water dam of Binglangjiang, which has a useful life of 30 years. The Company recognized the fair value of US$2,909 of the development right as a separate intangible asset apart from goodwill in accordance with ASC 805. The estimated useful life of the development right is 30 years.

In connection with the acquisition of Jinling, the Company acquired a right to use the dam of the Dongguan hydropower project which has a useful life of 40 years. The Company recognized the fair value of US$1,759 for the dam use right as a separate intangible asset apart from goodwill in accordance with ASC 805. The estimated useful life of the dam use right of Dongguan is 40 years.

During the year ended December 31, 2013, the Company acquired financial system software, which has an estimated useful life of 5 years, for US$90.

Intangible assets and their related accumulated amortization as of December 31, 2012 and 2013 are as follows:

	December 31, 2012
	Gross Carrying Value	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Value
Development right of Binglangjiang Phase II	2,909	(629)	619	2,899
Dam use right of Dongguan	1,759	(90)	92	1,761
Total	4,668	(719)	711	4,660

	December 31, 2013
	Gross Carrying Value	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Value
Development right of Binglangjiang Phase II	2,909	(749)	706	2,866
Dam use right of Dongguan	1,759	(137)	146	1,768
Software	90	(11)	1	80
Total	4,758	(897)	853	4,714

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Amortization expenses from continuing operations for the years ended December 31, 2011, 2012 and 2013 were US$161, US$165 and US$178, respectively, which have been reported in the following accounts:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Cost of revenues	(45)	(45)	(168)
General and administrative expenses	(116)	(120)	(10)
Total	(161)	(165)	(178)

The estimated annual amortization expenses for each of the five succeeding fiscal years are as follows:

US$
2014	185
2015	185
2016	185
2017	185
2018	177

9. GOODWILL

Goodwill of US$115,960 as of December 31, 2013 represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired relating to the acquisition of Binglangjiang during 2007, the acquisitions of Yingchuan, Wuliting, Wangkeng, and Banzhu during 2008, the acquisitions of Shapulong and Ruiyang during 2009, the acquisitions of Husahe, Hengda, Xineng, Xiaopengzu and Jinling and its subsidiaries during 2010 and the acquisition of Dazhaihe during 2011, net of foreign currency translation adjustment. Goodwill is not deductible for tax purposes. In accordance with ASC 350, goodwill is not amortized but is tested for impairment at least annually.

The changes in the carrying amount of goodwill by operating and reportable segments for the years ended December 31, 2012 and 2013 are as follows:

	Yunnan Province	Sichuan Province	Fujian Province	Zhejiang Province	Total
	US$	US$	US$	US$	US$
Balance as of December 31, 2011	21,544	—	70,760	43,347	135,651
Foreign currency translation adjustment	53	—	119	106	278
Disposal of subsidiaries	—	—	(23,448)	—	(23,448)
Balance as of December 31, 2012	21,597	—	47,431	43,453	112,481
Foreign currency translation adjustment	668	—	1,467	1,344	3,479
Balance as of December 31, 2013	22,265	—	48,898	44,797	115,960

During the year ended December 31, 2012 the Company performed a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on the qualitative assessment, the Company determined that it is not more likely than not that the fair values of its reporting units were less than their carrying values. Accordingly, the first and second steps of the goodwill impairment test are not necessary in accordance with ASC 350. No impairment on goodwill was recognized for the year ended December 31, 2012.

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

During the year ended December 31, 2013, due to the decline in its revenue as compared to the year ended December 31, 2012, the Company determined that there was an impairment indicator related to the carrying value of its goodwill. Thus, the Company performed the two-step goodwill impairment test on each of its reporting units.

In estimating the fair value of each of the reporting units in the first step of the impairment test, significant management judgment was applied. The Company estimated the fair value of each of the reporting units using the income approach valuation methodology. The market-based valuation methodology is not considered as appropriate because of volatility of the general market condition as well as insufficient number of comparable companies. In using the income approach methodology of valuation, estimates to determine the fair value of the reporting units included management’s judgment related to forecasts of future operating results, discount rates and expected future growth rates. The underlying assumptions used in the first step of the impairment test considered the market capitalization as of December 31, 2013 as well as the current local operating environment in certain provinces in the PRC and its expected impact on the fair value of the reporting unit. The Company determined that the fair values of all reporting units exceeded their carrying value and the second step of the impairment test was not necessary.

10. LAND USE RIGHTS

Land use rights and their related accumulated amortization as of December 31, 2012 and 2013 are as follows:

	December 31,
	2012	2013
	US$	US$
Land use right	47,521	47,521
Less: Accumulated amortization	(4,614)	(5,778)
Foreign currency translation adjustment	5,733	7,219
Total	48,640	48,962

The estimated annual amortization expenses for each of the five succeeding fiscal years are as follows:

US$
2014	1,192
2015	1,192
2016	1,192
2017	1,192
2018	1,192

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

11. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	December 31,
	2012	2013
	US$	US$
Long-term prepaid debt insurance cost	315	311
Long-term prepaid rental expenses	118	3
Long-term prepaid compensation cost	337	230
Deposits for financing arrangement	859	1,358
Unamortized service fees	187	299
Long-term prepaid guarantee fee	197	19
Total	2,013	2,220

Deposit for financing arrangement and unamortized service fee represent the refundable deposits and nonrefundable service fees paid to IEL for arrangements to sell certain power generation assets and simultaneously leased back the assets. In August 2012, Liyuan sold assets to IEL for US$7,151 and simultaneously leased back the assets for three years at a monthly lease payment of US$219. The implicit interest rate on the lease payments is 6.5% per annum which is determined based on 0.35% above the benchmark interest rate announced by the People’s Bank of China for 1 to 3 years loans. In December 2013, Dazhaihe sold assets to IEL for US$3,876 and simultaneously leased back the assets for five years at a quarterly lease payment of US$230. The implicit interest rate on the lease payments is 6.72% per annum which is determined based on 0.32% above the benchmark interest rate announced by the People’s Bank of China for 3 to 5 years loans. As the Company retained substantially all of the benefits and risks from the ownership of the leased assets, the arrangements were accounted for as financing from IEL in accordance with ASC 840-40, Sale-leaseback transactions (Note 15). Pursuant to the agreements, the Company paid refundable deposits of US$858 and US$465 to IEL for the financing arrangements in 2012 and 2013, respectively. The deposits will be repaid to the Company at the end of the lease period.  The Company also paid nonrefundable service fees of US$354 and US$281 to IEL in 2012 and 2013, respectively, which are amortized over the lease terms under the effective interest method.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2012	2013
	US$	US$
Accrued payroll expenses	3,445	2,591
Retainage due to contractors	199	100
Employee termination costs	1,750	875
Guarantee deposits from original shareholders of acquired subsidiaries	1,358	1,394
Income tax payable	5,406	2,922
Other taxes payable	2,326	2,877
Amounts due to original shareholders of acquired subsidiaries	1,345	1,331
Accrued water resource fee	1,496	1,219
Loans from third parties	13,627	4,330
Interest payable	1,260	575
Accrued dam and reservoirs repair fee	1,424	851
Reservoir maintenance fund	1,905	2,338
Advance from customers	1,014	23
Deposits from third parties	716	—
Accrued audit fee	650	543
Accrued settlement costs for legal proceedings (Note 23(e))	—	579
Land compensation costs (Note 23(c))	959	624
Service fee payable	1,036	1,347
Other liabilities	3,909	3,553
Total	43,825	28,072

Employee termination costs as of December 31, 2012 and 2013 represent the termination benefits payable to the former chairman and CEO, John Kuhns, and the former executive vice president and corporate secretary, Mary Fellows. Based on a settlement agreement with the Company, John Kuhns and Mary Fellows resigned from their executive officer positions with the Group with effective date on September 30, 2012 and agreed to serve as senior advisors to the board of directors until December 15, 2012. After completion of their advisory roles, the Company shall pay aggregate termination benefits of US$1,250 and US$500 to John Kuhns and Mary Fellows, respectively, on a monthly basis over the course of 24 months. During the year ended December 31, 2013, the Company paid termination benefits amounting to US$875.

Guarantee deposits of US$90 (2012: US$87) and US$1,304 (2012: US$1,271) from original shareholders of acquired subsidiaries as of December 31, 2013 represent security deposits received by the Company from original shareholders of Yingchuan and Jinling, respectively, which will be returned by the Company when the original shareholders of the acquired subsidiaries furnish the Company with final documentation relating to the acquired hydroelectric power projects and dams and reservoirs or formal title certificates with respect to the land. The final documentation and title certificates have not been provided in full as of December 31, 2013. The Company will retain the security deposits until receipt of such documentations.

Amounts due to original shareholders of acquired subsidiaries as of December 31, 2012 mainly represent US$1,271 payable to the original shareholders of Dazhaihe, Hengda, Xineng and Banzhu for their entitlement to the net working capital surplus of Dazhaihe, Hengda, Xineng and Banzhu immediately prior to the consummation of the acquisitions in accordance with the supplemental equity transfer purchase agreements. Amounts due to original shareholders of acquired subsidiaries as of December 31, 2013 mainly represent US$1,313 payable to the original shareholders of Dazhaihe, Hengda, Xineng and Banzhu for their entitlement to the net working capital surplus of Dazhaihe, Hengda, Xineng and Banzhu immediately prior to the consummation of the acquisitions in accordance with the supplemental equity transfer purchase agreements.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Loans from third parties as of December 31, 2012 represent RMB denominated loans from non-financial institutions of US$9,139, US$4,121, US$240 and US$127 for Jinling, Jinlong, Hengda and Binglangjiang, respectively. The loans of US$32, US$2,743 and US$6,364 for Jinling bear an interest rate of 24%, 18% and 32% per annum, respectively. The loans for Jinlong bear an interest rate of 18% per annum. The loans for Hengda and Binglangjiang are interest free. Loans for Jinling, Hengda and Binglangjiang were fully repaid during the year ended December 31, 2013. Loans from third parties as of December 31, 2013 represent RMB denominated loans from non-financial institutions of US$4,330 for Jinlong. The loans for Jinlong bear an interest rate of 18% per annum.

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

Pursuant to CaiShui [2012] No. 58, the Company’s PRC subsidiaries which are located in the Western region of the PRC and engaged in hydroelectric power activities are entitled to the preferential tax rate of 15% from 2010 to 2020 and 2-year full income tax exemption followed by 3-year 50% income tax reduction (the “2+3 tax holiday”), respectively. For a domestic enterprise, the 2+3 tax holiday starts from its commencement of business operation. For a foreign investment enterprise, the 2+3 tax holiday starts from its first profit-making year from income tax perspective. Accordingly, the following preferential tax rates are noted:

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

In accordance with the prevailing CIT Law and its relevant regulations, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2013, no detailed interpretation or guidance has been issued to define “place of effective management” for non-China-funded overseas enterprises, such as the Company. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax under the CIT Law. As of December 31, 2013, the Company has analyzed the applicability of this law and has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The Group had minimal operations in jurisdictions other than the PRC.

Income (loss) before income tax expense from continuing operations consists of:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Cayman Islands	(17,593)	(7,962)	(2,943)
Hong Kong	(659)	(680)	(480)
PRC	(35,229)	10,037	4,379
	(53,481)	1,395	956

Income tax expense consists of:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Current income tax expense	2,113	7,013	3,956
Deferred income tax benefit	(586)	(562)	(482)
Income tax expense	1,527	6,451	3,474

A reconciliation of the actual income tax expense to the amount computed by applying the PRC statutory tax rate to income (loss) before income tax expense in the consolidated statements of comprehensive income is as follows:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Taxation at PRC statutory tax rate of 25%	(13,370)	349	239
Effect of non-PRC entities not subject to income tax	4,564	2,161	856
Effect of tax holiday	—	(466)	(8)
Effect of preferential tax rate	(248)	(14)	(119)
Current and deferred tax rate differential	1,015	1,167	762
Deemed interest income	1,010	276	46
Non-deductible expenses	4,337	3,041	1,447
Change in valuation allowance	3,818	575	1,041
Impact of changes in enacted tax rates	(325)	—	—
Prior year tax audit adjustment	190	—	—
PRC withholding tax on the outside basis difference of the discontinued operations	136	—	—
Provision for (reversal of) PRC dividend withholding tax	400	(296)	300
Effect of changes in the tax basis of property, plant and equipment	—	(225)	(391)
Reduction to unrecognized tax benefits due to lapse of statute of limitations	—	(117)	(699)
Income tax expense	1,527	6,451	3,474
Effective tax rate (%)	(2.86)%	462.44%	363.39%

The aggregate amount and effect of tax holidays on basic and diluted loss per share are as follows:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Aggregate amount	—	466	8
Basic and diluted	—	0.003	—

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The Company’s unrecognized tax benefits are mainly related to transfer pricing and non-deductible expenses.

A reconciliation of the Company’s unrecognized tax benefits is as follows:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Balance as of January 1	3,743	6,093	6,077
Addition for tax positions taken in the current year	459	396	464
Reclassified from income tax payable for tax positions of prior years	2,336	1,138	1729
Reduction for tax positions of prior years	(87)	(171)	(27)
Lapse of statute of limitations	—	(117)	(669)
Reclassified to liabilities directly associated with the assets classified as held-for-sale or disposal of discontinued operations	(618)	(1,276)	—
Foreign currency translation	260	14	211
Balance as of December 31	6,093	6,077	7,785

As of December 31, 2012 and 2013, the Company’s unrecognized tax benefits of US$6,077 and US$7,785, of which US$4,159 and US$5,481, respectively, of the unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. Of the US$6,077 and US$7,785 unrecognized tax benefits, US$986 and US$1,582, respectively, are presented on a net basis on the face of the consolidated balance sheets against deferred tax assets related to net operating loss, for which a full valuation allowance would otherwise be recorded.

Management does not expect the amount of unrecognized tax benefits will change significantly in the next 12 months. As of December 31, 2012 and 2013, unrecognized tax benefits of US$5,091 and US$6,203 were included in “other non-current liabilities”, respectively. During the years ended December 31, 2011, 2012 and 2013, the Company recognized interest related to unrecognized tax benefits amounting to US$457, US$576 and US$68 in interest expense, respectively. Total accrued interests as of December 31, 2012 and 2013 were US$1,583 and US$1,697, respectively, and were included in “other non-current liabilities”, respectively. There was no penalty recognized by the Company in relation to its unrecognized tax benefits.

For the Company’s PRC subsidiaries, their tax years 2009 through 2013 remain open to examination by the tax authorities as of December 31, 2013.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

14. DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The significant components of deferred tax assets and deferred tax liabilities of the Company are as follows:

	December 31,
	2012	2013
	US$	US$
Deferred tax assets—current
Allowance for uncollectible other receivables	747	770
Accrued water resource fee	332	316
Accrued expenses	706	985
Other payable	622	762
Deferred tax assets—current	2,407	2,833

Valuation allowance	(748)	(839)
Net deferred tax assets—current	1,659	1,994

Deferred tax assets—non-current
Net operating loss carryforwards	1,746	2,822
Depreciation of property, plant and equipment	812	948
Provision for impairment allowance	3,481	3,599
Others	10	10
Deferred tax assets—non-current	6,049	7,379

Valuation allowance	(4,720)	(5,853)
Net deferred tax asset—non-current	1,329	1,526

Deferred tax liabilities—current
Undistributed earnings of a foreign subsidiary	—	(300)

Deferred tax liabilities—non-current
Fair value step-up of property, plant and equipment	(23,279)	(23,647)
Fair value step-up of intangible assets	(1,066)	(1,073)
Deferred tax liabilities—non-current	(24,345)	(24,720)

The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

The Group recognized an increase in valuation allowance of US$3,818, US$575 and US$1,041 during the years ended December 31, 2011, 2012 and 2013, respectively. Foreign currency translation adjustments of US$69, US$12 and US$183 on valuation allowance were recognized in accumulated other comprehensive income during the years ended December 31, 2011, 2012 and 2013, respectively.

Net operating loss carryforward amounted to US$22,365 as of December 31, 2013, of which US$452, US$1,361, US$5,972 US$7,560 and US$7,020 will expire in years 2014, 2015, 2016, 2017 and 2018, respectively.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Apart from the amount disclosed above related to PRC dividend withholding tax on the undistributed earnings of a foreign subsidiary, deferred tax liabilities have not been provided on the undistributed earnings amounting US$29,260 and US$39,541 of the Company’s other foreign subsidiaries as of December 31, 2012 and 2013, respectively, as the Company intends to indefinitely reinvest such earnings into its foreign subsidiaries. Under the prevailing income tax law of the PRC and its relevant regulations, dividends paid by PRC enterprises out of profits earned after December 31, 2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries. The amounts of unrecognized deferred tax liabilities for the foreign subsidiaries’ undistributed earnings were US$2,926 and US$3,954 as of December 31, 2012 and 2013, respectively.

15. BORROWINGS

Total borrowings as of December 31, 2012 and 2013 consist of:

	December 31,
	2012	2013
	US$	US$
Short-term:
Secured	21,676	11,973
Long-term:
Current portion, secured	35,537	38,337
Non-current, secured	212,970	211,723
Total borrowings	270,183	262,033

The short-term loans outstanding as of December 31, 2012 represent RMB denominated loans of US$5,823, US$3,818, US$795, US$4,773, US$2,243, US$1,101 and US$623 for Jinling, Wangkeng, Yingchuan, Ruiyang, Zhougongyuan, Binglangjiang and Hengda, respectively, and US$ denominated loans of US$2,500 obtained from financial institutions. These loans are due for settlement in 2013. The short-term loans for Jinling of US$2,386 were obtained from Agricultural Bank of China with annual interest rates between 7.20% and 7.80% and were guaranteed by Wangkeng, and US$3,437 were obtained from Agricultural Bank of China with annual interest rates between 7.80% and 8.528% and were secured by the pledge of the property, plant and equipment of Jinling. The short-term loan for Wangkeng of US$3,818 was obtained from Industrial Bank of Fujian with an annual interest rate of 8.7% and was guaranteed by Pingnan County Yuanping Hydroelectric Co., Ltd. The short-term loan for Yingchuan of US$795 was obtained from Shanghai Pudong Development Bank with an annual interest rate of 9.60% and was guaranteed by Wuliting. The short-term loan for Ruiyang of US$1,591 was obtained from Shanghai Pudong Development Bank with an annual interest rate of 15%, and was secured by the pledge of the property, plant and equipment of Zhougongyuan and guaranteed by Yingchuan; and US$3,182 was obtained from Shanghai Pudong Development Bank with an annual interest rate of 18%, and was secured by the pledge of the property, plant and equipment of Jiulongshan and guaranteed by Wuliting. The short-term loan for Zhougongyuan of US$2,243 was obtained from Shanghai Pudong Development Bank with an annual interest rate of 5.40% and was secured by the pledge of a certificate of deposit of Zhougongyuan. The short-term loan for Binglangjiang of US$1,101 was obtained from Construction Bank of China with an annual interest rate of 7% and was secured by the pledge of proceeds from the future electricity sales of Binglangjiang. The short-term loan for Hengda of US$623 was obtained from Agricultural Bank of China with an annual interest rate of 6.29% and was secured by the pledge of notes receivable with a face amount of US$636. The short-term loan for CHC HK of US$2,500 was obtained from Bank of China with an annual interest rate of 4.64% and was secured by the pledge of a certificate of deposit of Fujian Huabang.

The short-term loans outstanding as of December 31, 2013 represent RMB denominated loans of US$3,280, US$3,773, US$3,280, and US$1,640 for Jinling, Wangkeng, Wuliting and Binglangjiang, respectively, obtained from financial institutions. These loans are due for settlement in 2014. The short-term loans for Jinling of US$3,280 were obtained from Agricultural Bank of China with an annual interest rate of 8.4% and were secured by the pledge of the property, plant and equipment of Jinling. The short-term loan for Wangkeng of US$3,773 was obtained from Industrial Bank of Fujian with an annual interest rate of 8.4% and was guaranteed by Fujian Huabang. The short-term loan for Wuliting of US$3,280 was obtained from Zhejiang Chouzhou Commercial Bank with an annual interest rate of 10.80%, and was guaranteed by Yingchuan and secured by the pledge of the property, plant and equipment, and management rights of Wuliting. The short-term loan for Binglangjiang of US$1,640 was obtained from Agricultural Bank of China with an annual interest rate of 7.80% and was secured by the pledge of the property, plant and equipment of Binglangjiang. As of December 31, 2013, Wangkeng was in violation of certain debt covenant provisions relating to the use of funds. Pursuant to the loan agreement, the financial institution has the right to charge penalties at the stated interest rate of the loan. As the loan was obtained on December 25, 2013, the amount of accrued penalties was insignificant for the year ended December 31, 2013.

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

The long-term loans of US$250,060 outstanding as of December 31, 2013 relate to RMB denominated loans obtained by Binglangjiang, Hengda, Xineng, Xiaopengzu, Dazhaihe, Yingchuan, Wuliting, Jiulongshan, Ruiyang, Zhougongyuan, Shapulong, Wangkeng, Banzhu, Liyuan, Jinlong, Jinwei and Jintang from financial institutions.

The interest rates on these long-term loans are variable based on the benchmark rate published by the People’s Bank of China each year. The weighted average interest rate on the long-term loans for the years ended December 31, 2012 and 2013 was 6.96% and 6.88%, respectively. The long-term loans are due from 2014 to 2027 and are secured by the following:

(a) Corporate guarantee by third parties and related parties

Long-term loans amounting to US$17,278 and US$6,069 as of December 31, 2012 and 2013, respectively, were guaranteed by the following third parties:

	December 31,
	2012	2013
	US$	US$
Guaranteed by:
Guangsha Construction Group Co., Ltd.	10,119	6,069
Fujian Taiyu Investment (Group) Co., Ltd.	7,159	—
	17,278	6,069

Long-term loans amounting to US$10,978 and US$39,446 as of December 31, 2012 and 2013, respectively, were guaranteed by the following related parties:

	December 31,
	2012	2013
	US$	US$
Guaranteed by:
Shaowu City Jinling Power Generation Co., Ltd. and Nanping City Xingshui Co., Ltd.	4,455	3,936
Fujian Taiyu Investment (Group) Co., Ltd., Shaowu City Jinling Power Generation Co., Ltd. and Xiamen Youxin Hydropower Development Co., Ltd.	6,523	—
Sanming Youxin Electricity Co., Ltd., Fujian Huabang Hydroelectric Investment Co., Ltd.	—	35,510
	10,978	39,446

(b) Pledge of property, plant and equipment

As of December 31, 2012, long-term loans of US$237,752 were secured by the pledge of the property, plant and equipment in the amount of US$564,563 of Binglangjiang, Liyuan, Hengda, Xineng, Xiaopengzu, Yingchuan, Wuliting, Ruiyang, Jiulongshan, Zhougongyuan, Shapulong, Wangkeng, Banzhu, Jinlong, Jinwei and Jintang.

As of December 31, 2013, long-term loans of US$224,310 were secured by the pledge of the property, plant and equipment in the amount of US$567,035 of Binglangjiang, Liyuan, Hengda, Xineng, Xiaopengzu, Dazhaihe, Yingchuan, Wuliting, Ruiyang, Jiulongshan, Zhougongyuan, Shapulong, Wangkeng, Banzhu, Jinling, Jinlong, Jinwei and Jintang.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

(c) Pledge of proceeds from future electricity sales

As of December 31, 2012, long-term loans of US$171,740 were secured by the proceeds from future electricity sales of Hengda, Xineng, Xiaopengzu, Wuliting, Zhougongyuan, Jiulongshan, Ruiyang, Yingchuan, Shapulong, Wangkeng, Jinling, Jinlong and Liyuan.

As of December 31, 2013, long-term loans of US$172,838 were secured by the proceeds from future electricity sales of Hengda, Xineng, Xiaopengzu, Dazhaihe, Binglangjiang, Wuliting, Zhougongyuan, Jiulongshan, Ruiyang, Yingchuan, Shapulong, Wangkeng, Jintang, Jinwei, Jinlong and Liyuan.

(d) Pledge of equity interest

As of December 31, 2012, long-term loans of US$20,683 and US$6,431 were secured by the pledge of the Company’s equity interest in Wuliting and Liyuan, respectively.  As of December 31, 2013, long-term loans of US$20,502, US$4,277 and US$3,936 were secured by the pledge of the Company’s equity interest in Wuliting, Liyuan and Dazhaihe, respectively.

Maturities of long-term loans for the five years succeeding December 31, 2013 are as follows:

US$
2014	38,337
2015	33,835
2016	34,071
2017	33,026
2018	27,532
Thereafter	83,259
250,060

16. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of the following:

	December 31,
	2012	2013
	US$	US$
Unrecognized tax benefits (Note 13)	5,091	6,203
Accrued interests on unrecognized tax benefits (Note 13)	1,583	1,697
Government grant	100	100
Others	6	5
Total	6,780	8,005

The government grant of Banzhu is recognized as income over the periods necessary to match it on a systematic basis with the related costs which it is intended to compensate. During the years ended December 31, 2011, 2012 and 2013, US$3, US$3 and US$3 has been recognized as a reduction to cost of revenues, respectively.

17. WARRANTS

On January 25, 2010, the Company completed an IPO, whereby the Company issued 6,000,000 units of securities at US$16.00 per unit. Each unit consists of one ADS and one warrant (“IPO Warrant”). Each ADS represents three ordinary shares and each IPO Warrant entitles the holder to purchase three ordinary shares for an exercise price of US$15.00. The Company determined that the relative fair value of the ADSs and the IPO Warrants was US$14.80 and US$1.20, respectively, and allocated the sales proceeds of US$16.00 per unit of securities to the ADS and the IPO Warrant based on their relative fair values. The exercise period of the IPO Warrants commences on the date of issuance and expires on the earlier of January 25, 2014 or the redemption of the warrants by the Company. The IPO Warrants can be redeemed at the option of the Company at any time during the exercise period at US$0.01 per warrant, provided that the sales price per ADS equals or exceeds US$23.00 for any 20 trading days within a 30-trading day period before the redemption. The IPO Warrants expired unexercised on January 25, 2014.

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

Upon the closing of the Company’s IPO on January 25, 2010 and as of December 31, 2012 and 2013, in accordance with ASC sub-topic 815-40 (“ASC 815-40”), Derivatives and Hedging: Contracts in Entity’s Own Equity, the IPO Warrants and Underwriter’s Warrants were concluded to be indexed solely to the Company’s own stock since the warrants do not contain an exercise contingency based on an observable market or an observable index, and the settlement amount would equal to the difference between the fair value of a fixed number of the Company’s ordinary shares and a fixed exercise price. In addition, the Company evaluated ASC 815-40-25-7 to ASC 815-40-25-35 and concluded that the IPO Warrants and Underwriter’s Warrants could only be physical settled or net-share settled but not net-cash settled. Therefore, the IPO Warrants and Underwriter’s Warrants have been classified as equity since the Company’s IPO on January 25, 2010.

The IPO Warrants and Underwriter’s Warrants will continue to be reported as equity until such time as the warrants are exercised, expire, or become cash-settleable. In the event of a reclassification from equity to liability, the warrants will be measured at a new fair value as of the reclassification date with the change from the existing carrying value to the new fair value as an adjustment to shareholders’ equity.

On July 26, 2010, the directors of China Hydro LLC (“CHL”), a limited liability company formed under the laws of the State of Delaware which holds the equity interest in the Company for the founding shareholders, resolved to distribute its ordinary shares in the Company and its warrants to purchase ordinary shares of the Company (the “Founders’ Warrants”) to the founding shareholders in proportion of their shareholding percentage at nil consideration. In connection with the distribution, CHL distributed to Sam Shoen and Shoen’s Trusts (collectively, “Shoen”) 66,964 Founders’ Warrants (the “Shoen’s Warrants”). Except for the Shoen’s Warrants, all of the other Founders’ Warrants expired unexercised.

On August 18, 2011, the Company amended the exercise price of the 18,666,666 warrants, each to purchase one ordinary share, held by Vicis Capital Master Fund (“Vicis”) from US$5.00 per share to US$1.1544 per share. Immediately after the amendment, Vicis exercised 8,662,509 of the warrants to purchase 8,662,509 ordinary shares of the Company at the reduced exercise price of US$1.1544 per share. Vicis holds 10,004,157 warrants after the exercise. On August 19, 2011, the Company further amended four other terms of the remaining 10,004,157 warrants held by Vicis (the “Vicis’ Amended Warrants”) by (i) introducing full-ratchet anti-dilution protection where the exercise price is further adjusted to equal the dilutive price if the Company issues or sells any shares or equity-linked instrument at a price per share or new exercise price per share less than the reduced exercise price of US$1.1544; (ii) providing a cashless exercise option; (iii) increasing the hurdle for the Company’s exercise of its call option over the Holders’ Warrants, from a bid price equals or exceeds US$8.50 per share to US$17.66 per share; and (iv) extending the exercise period to the earlier of December 31, 2013 or upon redemption of the Vicis’ Amended Warrants by the Company.

On October 27, 2011, the Company amended the exercise price of the Shoen’s Warrants to US$1.15 per share. Immediately after the amendment, Shoen exercised 31,072 of the warrants to purchase 31,072 ordinary shares of the Company at the reduced exercise price of US$1.15 per share. After the exercise, the Company further amended four other terms of the remaining 35,892 warrants held by Shoen (the “Shoen’s Amended Warrants”) by (i) introducing full-ratchet anti-dilution protection where the exercise price is further adjusted to equal the dilutive price if the Company issues or sells any shares or equity-linked instrument at a price per share or new exercise price per share less than the reduced exercise price of US$1.15; (ii) providing a cashless exercise option; (iii) increasing the hurdle for the Company’s exercise of its call option over the Founders’ Warrants, from a bid price equals or exceeds US$8.50 per share to US$17.66 per share; and (iv) extending the exercise period to the earlier of December 31, 2013 or upon redemption of the Shoen’s Amended Warrants by the Company.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The Company evaluated ASC 815-40-15 and concluded that the 10,004,157 Vicis’ Amended Warrants and the 35,892 Shoen’s Amended Warrants are not indexed to its own stock due to the full-ratchet anti-dilution protection because the issuance of shares or an-equity-linked instrument in the future is not an input to the determination of the fair value of the settlement amount of a fixed-for-fixed or equity instrument. Therefore, the Vicis’ Amended Warrants and the Shoen’s Amended Warrants were reclassified from equity to liability. In accordance with ASC 815-40-35, the change in fair value of the Vicis’ Amended Warrants and the Shoen’s Amended Warrants during the period these warrants were classified as equity was accounted for as an adjustment to shareholders’ equity with any subsequent change in fair value being adjusted through earnings. The aggregate fair value of the Vicis’ Amended Warrants and the Shoen’s Amended Warrants were US$1,391, US$440, US$839 and nil at the time of amendment and as of December 31, 2011, 2012 and 2013, respectively. Thus, a debit to additional paid-in capital of US$1,391 and a gain of US$951 from the change in fair value of the Vicis’ Amended Warrants and Shoen’s Amended Warrants were recognized in the statements of shareholders’ equity and the statements of comprehensive income, respectively, during the year ended December 31, 2011. A loss of US$399 and a gain of US$839 from the change in fair value of the Vicis’ Amended Warrants and Shoen’s Amended Warrants were recognized in the statements of comprehensive income during the years ended December 31, 2012 and 2013, respectively. As of December 31, 2013, the Vicis’ Amended Warrants and Shoen’s Amended Warrants expired unexercised.

The fair values of Vicis’ Amended Warrants and Shoen’s Amended Warrants, which are classified as liabilities, were estimated at their commitment date and December 31, 2011 and 2012 using the following assumptions:

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

The fair values of the IPO Warrants and Underwriter’s Warrants, which are classified as equity, were estimated at their commitment date using the following assumptions:

	IPO Warrants	Underwriter’s Warrants
Commitment date	January 25, 2010	January 25, 2010
Average risk-free rate of return	2.40%	2.40%
Expected term/life	4.99 years	4.99 years
Volatility rate	66.00%	66.00%
Expected dividend yield	—	—
Fair value of ordinary share	4.93	4.93
Estimated forfeiture rate	0%	0%

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying warrants and the fair value of the Company’s ordinary shares as of December 31, 2013, for those warrants that have an exercise price currently below the fair value of the Company’s ordinary shares. As of December 31, 2013, the Company has warrants outstanding to purchase an aggregate 19,440,000 ordinary shares. None of these warrants has an exercise price below the fair value of the Company’s ordinary shares, resulting in an aggregate intrinsic value of nil.

All warrants were vested as of the date they were issued, except for the Underwriter’s Warrants which vested on July 19, 2011, 540 days after the IPO. Except for the exercise and expiration of warrants described above, no other warrants were redeemed, forfeited, cancelled or exercised for the years ended December 31, 2011, 2012 and 2013.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

18. SHARE CAPITAL

The Company’s authorized ordinary share capital was 400,000,000 shares at par value of US$0.001 per share as of December 31, 2012 and 2013. There were 161,989,097 and 162,099,665 ordinary shares issued and outstanding as of December 31, 2012 and 2013, respectively. There were no preferred shares issued and outstanding as of December 31, 2012 and 2013.

On August 19, 2011 and October 27, 2011, Vicis and Shoen exercised a portion of their warrants to purchase 8,662,509 ordinary shares at US$1.1544 per share and 31,072 ordinary shares at US$1.15 per share from the Company, respectively (Note 17).

During the year ended December 31, 2013, 110,568 share options were exercised by three former employees, one consultant and one employee of the Company. The share options exercised by the former employees and consultant were on a cashless basis (Note 26).

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

19.  BASIC AND DILUTED (LOSS) INCOME PER SHARE

Basic and diluted (loss) income per share for the years ended December 31, 2011, 2012 and 2013 are calculated as follows:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Numerator for basic and diluted loss per share:
Loss attributable to ordinary shareholders	(45,389)	(1,243)	(2,221)
Denominator:
Weighted average number of ordinary shares outstanding—basic	156,505,076	161,989,097	162,071,626
Dilutive effect of convertible securities:
Warrants	—	—	—
Share options	—	—	—
Weighted average number of ordinary shares outstanding—diluted	156,505,076	161,989,097	162,071,626
(Loss) income per share—basic and diluted:
From continuing operations	(0.29)	(0.03)	(0.01)
From discontinued operations	(0.00)	0.02	—
Loss per share—basic and diluted	(0.29)	(0.01)	(0.01)

The Group had warrants and share options outstanding which could potentially dilute basic income per share in the future but these securities were excluded from the computation of diluted loss per share in the years ended December 31, 2011, 2012 and 2013 as their effects would have been anti-dilutive.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

20. ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in the balances of each component of accumulated other comprehensive income for the years ended December 31, 2011, 2012 and 2013 are as follows:

	Foreign currency items	Defined benefit pension plan items	Total
	US$	US$	US$
Balance at December 31, 2010	22,922	—	22,922
Current-period other comprehensive income (loss)	20,079	(33)	20,046
Balance at December 31, 2011	43,001	(33)	42,968
Current-period other comprehensive income	954	33	987
Amounts reclassified from accumulated other comprehensive income	(2,358)	—	(2,358)
Net current-period other comprehensive (loss) income	(1,404)	33	(1,371)
Balance at December 31, 2012	41,597	—	41,597
Current-period other comprehensive income	12,462	—	12,462
Balance at December 31, 2013	54,059	—	54,059

The amounts of foreign currency translation adjustments reclassified from accumulated other comprehensive income represent foreign currency translation adjustments realized in “gain on disposal of discontinued operations” on the consolidated statements of comprehensive income upon the dispositions of Yuanping and Yuheng during the year ended December 31, 2012.

21. EMPLOYEE BENEFIT PLANS

(a) Defined contribution plan

The Group’s full time employees in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on 33.5% to 45.9% of the employees’ salaries, subject to a certain cap limit, depending on the location of employment. The total contribution for such employee benefits, which was expensed as incurred, was US$1,045, US1,324 and US$1,024 for the years ended December 31, 2011, 2012 and 2013, respectively. The Group has no additional legal obligations or liabilities for the benefits beyond the paid and accrued amounts.

In November 2008, the New York office of the Company established a 401(k) retirement plan, which requires a dollar by dollar matching contribution from the employer up to 3% of the employee’s annual salary. The total contribution for the 401(k) retirement plan, which was expensed as incurred, was US$155, US$74 and US$2 for the years ended December 31, 2011, 2012 and 2013, respectively. The Group has no additional legal obligation or liabilities for the benefits beyond the paid and accrued amounts. The 401(k) retirement plan was terminated in May 2013.

(b) Defined benefit plan

The Company established a defined benefit plan with a retirement plan service agent for two former executive officers, John Kuhns and Mary Fellows, with an effective date of January 1, 2010. The guaranteed retirement benefit under this defined benefit plan is based on the two former executive officers’ salaries and length of service periods. In 2012, the two former executive officers terminated their employment relationship with the Company and opted to have a lump sum cash distribution for their accumulated defined benefit of US$244, resulting in zero assets and obligation as of December 31, 2012. The benefit obligation, net periodic benefit cost, fair value of plan contributed assets and changes in the funded status of the plan were insignificant as of and for the years ended December 31, 2011 and 2012 based on the actuarial valuation dated January 13, 2012 and January 18, 2013, respectively.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

22. INTEREST EXPENSE

Interest expense for the years ended December 31, 2011, 2012 and 2013 consist of:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Interest on loans	18,371	20,017	19,091
Accrued interest on unrecognized tax benefits (Note 13)	457	576	68
Amortization of debt issuance costs	19	191	175
Interest to original shareholders of acquired subsidiaries	2,503	1,126	240
Interest on loans from third parties	2,567	4,757	1,683
Bank charges	672	1,340	1,067
Others	168	63	244
Total	24,757	28,070	22,568

23. COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

The Group has entered into certain operating leasing arrangements relating to the lease of the Group’s office premises. Payments made under operating leases are expensed on a straight-line basis over the term of the lease. Rental expenses under operating leases for the years ended December 31, 2011, 2012 and 2013 were US$912, US$639 and US$544, respectively.

Future minimum lease payments for non-cancellable operating leases as of December 31, 2013 are as follows:

US$
2014	20
2015	22
Thereafter	—
Total	42

The Group’s lease arrangements have no renewal options, rent escalation clauses, restriction or contingent rents and are all conducted with third parties.

(b) Capital commitments

Capital commitments as of December 31, 2013 were approximately US$183 (RMB1,116) representing contracted but unprovided amounts for the purchase of property, plant and equipment by Yingchuan, Jiulongshan , Ruiyang , Wangkeng and Banzhu.

(c) Other commitments

During the year ended December 31, 2011, the Company entered into compensation agreements with certain land owners in the Fujian Province, the PRC, who lost the usage of their land due to the operation of the Company’s hydroelectric power projects in the areas. These agreements have terms ranging from 5 to 43 years from the date of signing of the compensation agreements. The annual compensation is based on the relevant land acres and agreed compensation rate per acre. The total compensation costs to the land owners, which were recorded in “cost of revenues”, were US$166, US$739 and US$202 for the years ended December 31, 2011, 2012 and 2013, respectively.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Future minimum compensation costs to the land owners for the five years succeeding December 31, 2013 are as follows:

US$
2014	85
2015	194
2016	194
2017	193
2018	202
Thereafter	5,286
Total	6,154

(d) Other contingencies

As of December 31, 2013, the Group has not obtained formal title certificates with respect to the land that the Group used at the hydroelectric power projects of Zhougongyuan, Binglangjiang, Jinlong, Jintang, Jinling and Jinwei with a total area of approximately 2,499,278 meter square. The management is in the process of completing the legal procedures for obtaining the relevant title certificates for the parcels of land and buildings involved and registering them in the name of the Group’s operating companies. In addition, the Group has not passed the completion acceptance procedure for hydroelectric power projects of Wangkeng, Banzhu, Jinlong, Jintang, Jinwei and Jinling. Moreover, the hydroelectric power project of Husahe cannot verify whether it has passed completion acceptance due to the loss of files caused by flood in 2004. The management is in the process of performing the completion acceptance procedure for these hydroelectric power projects. In the opinion of management, the likelihood of not obtaining the formal title certificates and completing the acceptance procedures is remote based on current facts and circumstances.

There were no significant contingencies as of December 31, 2012 and 2013.

(e) Legal proceedings

On October 22, 2009, the Company signed a capital increase agreement with Henan Lantian Group Co., Ltd. (“Lantian”) to subscribe 79% equity interest in Wuyue, which owns the right to develop a pumped storage hydropower plant in the Henan Province, the PRC, for US$26,247 (RMB162,500).  The Group completed the first capital injection of US$5,249 (RMB 32,500) in 2010.  The project made minimum progress after the acquisition of Wuyue by the Group in October 2009.  In 2011, the Company decided to abandon the development of the hydropower project and fully impair the construction in progress.  In 2012, the Company initiated negotiations with Lantian to terminate the original capital increase agreement.

In April 2012, twenty-four employees of Wuyue filed an arbitration claim against the Company for the payment of salary in the amount of US$428 and the payment of social security in the amount of US$33. The claim was heard by the Henan Guangshan County Labour Arbitration Committee (“GCLAC”) in May 2012. GCLAC ordered that Wuyue be joined as a joint defendant with the Company. As of December 31, 2012, no ruling or award has been granted in respect of the claim. The Company had made a full accrual of the claimed amount in accrued expenses and other current liabilities.  In October 2013, the twenty-four employees of Wuyue filed an arbitration claim against Wuyue, Lantian and the Company, which were named as joint respondents, for unpaid salary and social security payment in the amount of US$1,066.  The claim was heard by GCLAC in November 2013.  On November 26, 2013, GCLAC made an adjudication that the Company should pay salary and social security of US$540 (RMB3,342) and termination benefits of US$30 (RMB188) to those twenty-four employees.  On February 17, 2014, the Company fully settled the compensation costs of US$570 to the employees of Wuyue in accordance with the verdict.

In May 2013, Lantian filed an arbitration claim against the Company at the China International Economic and Trade Arbitration Commission (“CIETAC”) for the penalties for late capital injection in Wuyue in the amount of US$4,158 (RMB 25,740).  The Company filed a counterclaim against Lantian at the CIETAC for the termination of the capital increase agreement with Lantian and the return of the Company’s initial capital injection without additional penalties for late capital injection.  In September 2013, Lantian increased the penalty claim amount to US$6,174 (RMB 38,220).  As of December 31, 2013, no ruling or award has been granted in respect of the claim.  The Company expects that the arbitration committee at CIETAC will issue a ruling during the second quarter of 2014.  Since there is considerable uncertainty regarding the ultimate resolution of such matter, which includes eventual loss, fine, penalty or business impact, if any, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

24. OTHER INCOME (LOSS), NET

Other income (loss), net for the years ended December 31, 2011, 2012 and 2013 consists of:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Reimbursement from ADS depositary bank	527	—	—
Gain from extinguishment of amounts due to original shareholders of acquired subsidiaries	—	462	—
Interest penalty income from late consideration payment by the acquirer of a disposed subsidiary	—	—	144
Others	(861)	45	131
Other (loss) income, net	(334)	507	275

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

25. SEGMENT AND GEOGRAPHIC INFORMATION

The Group follows ASC 280 for disclosure of segment information. The Group’s chief operating decision maker, who has been identified as the CEO, relies upon financial information by provinces with operations in the PRC when making decisions about allocating resources and assessing the performance of the Group. For the years ended December 31, 2011, 2012 and 2013, the Group operated and managed its business as four operating and reportable segments, namely the Yunnan Province segment, the Sichuan Province segment, the Zhejiang Province segment and the Fujian Province segment. As the Group’s long-lived assets and revenues are substantially all located in and derived from the PRC, no geographical segments are presented.

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

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The Group’s segment information as of and for the year ended December 31, 2012 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	13,460	598	41,616	29,714	—	—	85,388
Cost of revenues	(8,540)	(689)	(16,978)	(13,133)	—	3,545	(35,795)
General and administrative expenses (including share-based compensation expense of US$166)	(2,108)	(269)	(2,569)	(3,413)	(11,989)	—	(20,348)
Interest income	236	121	838	1,713	3	(2,827)	84
Interest expense	(9,039)	(260)	(10,550)	(10,787)	(247)	2,813	(28,070)
Changes in fair value of warrant liabilities	—	—	—	—	(399)	—	(399)
Exchange (loss) gain	—	—	—	(1)	29	—	28
Other income (loss), net	136	22	(81)	420	3,736	(3,726)	507
Income tax benefit (expense)	72	(5)	(3,831)	(2,480)	(207)		(6,451)
Net (loss) income from continuing operations	(5,783)	(482)	8,445	2,033	(9,074)	(195)	(5,056)
Income from discontinued operations (net of income tax expense of US$399)	—	—	—	959	—	181	1,140
Gain on disposal of discontinued operations (net of income tax expense of $959)	—	—	—	—	2,767	—	2,767
Net income for the year from discontinued operations	—	—	—	959	2,767	181	3,907
Net (loss) income	(5,783)	(482)	8,445	2,992	(6,307)	(14)	(1,149)
Net income attributable to noncontrolling interests	—	—	—	(94)	—	—	(94)
Net (loss) income attributable to China Hydroelectric Corporation shareholders	(5,783)	(482)	8,445	2,898	(6,307)	(14)	(1,243)

Total assets	192,843	22,790	344,923	289,702	426,518	(522,460)	754,316
Total liabilities	(131,872)	(8,092)	(145,312)	(129,627)	(27,799)	80,901	(361,801)
Capital expenditures	877	1,384	3,973	1,305	15	(58)	7,496
Depreciation and amortization expenses	5,546	477	10,136	6,767	142	—	23,068

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The Group’s segment information as of and for the year ended December 31, 2013 is as follows:

	Yunnan Province	Sichuan Province	Zhejiang Province	Fujian Province	Unallocated	Eliminations	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Revenues	14,608	373	36,000	23,536	—	—	74,517
Cost of revenues	(9,069)	(634)	(16,610)	(12,393)	(8)	3,357	(35,357)
General and administrative expenses (including share-based compensation expense of US$211)	(1,534)	(193)	(1,909)	(2,423)	(7,154)	(45)	(13,258)
Impairment loss on long-lived assets	—	(3,549)	—	—	—	—	(3,549)
Interest income	340	365	1,801	702	2	(3,112)	98
Interest expense	(7,726)	(557)	(10,128)	(7,160)	(109)	3,112	(22,568)
Changes in fair value of warrant liabilities	—	—	—	—	839	—	839
Exchange loss	—	—	—	—	(41)	—	(41)
Other income (loss), net	37	—	(18)	91	3,477	(3,312)	275
Income tax benefit (expense)	43	15	(2,245)	(843)	(444)	—	(3,474)
Net (loss) income from continuing operations	(3,301)	(4,180)	6,891	1,510	(3,438)	—	(2,518)
Net (loss) income from discontinuing operations	—	—	—	—	—	—	—
Net (loss) income	(3,301)	(4,180)	6,891	1,510	(3,438)	—	(2,518)
Net loss attributable to noncontrolling interests	—	—	—	297	—	—	297
Net (loss) income attributable to China Hydroelectric Corporation shareholders	(3,301)	(4,180)	6,891	1,807	(3,438)	—	(2,221)

Total assets	197,995	21,135	346,886	288,735	437,477	(554,986)	737,242
Total liabilities	(117,524)	(7,144)	(128,690)	(123,843)	(28,315)	70,903	(334,613)
Capital expenditures	124	29	233	1,228	13	—	1,627
Depreciation and amortization expenses	5,633	482	10,437	6,839	133	—	23,524

26. SHARE-BASED PAYMENT

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

In accordance with the settlement agreement with John Kuhns and Mary Fellows signed on September 28, 2012, all of their unvested options were immediately expired and all of their vested options must be exercised within 90 days from December 15, 2012. On March 5, 2013, John Kuhns and Mary Fellows exercised their options on a cashless basis.

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

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

On August 27, 2013, the Board approved the grants of 900,000 share options to certain employees and 400,000 share options to an employee at exercise prices of US$0.8474 and US$0.99, respectively, with a contractual life of five years. 33.3% of the share options will vest and become exercisable on each of the first, second and third anniversaries of the respective contractual date.

During the year ended December 31, 2013, (i) all of the 40,000 options granted to directors on August 18, 2008 expired unexercised; and (ii) 9,250 options granted to non-employee consultants were exercised on a cashless basis with the remaining 50,000 options granted to the non-employee consultants expired unexercised.

The following table summarizes the share options granted to employees as of and for the year ended December 31, 2013:

	Number of Options	Weighted- Average Exercise Price (US$)	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2013	3,635,250	0.62	4.17	38
Granted	1,300,000	0.89	—	—
Exercised	(265,547)	0.49	—	—
Forfeited or cancelled	(630,139)	0.70	—	—
Expired	—	—	—	—
Outstanding at December 31, 2013	4,039,564	0.70	3.72	787
Vested and expected to vest at December 31, 2013	3,527,057	0.71	3.72	675
Exercisable at December 31, 2013	1,498,674	0.62	3.37	409

As of December 31, 2013, 3,519,283 share options granted to employees have an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of US$787. All of the remaining share options granted to employees have an exercise price above the fair value of the Company’s shares as of December 31, 2013, resulting in an aggregate intrinsic value of nil. Total intrinsic value of options exercised for the years ended December 31, 2011, 2012 and 2013 was nil, nil and US$62, respectively.

The weighted average grant-date fair value of options granted to employees of the Group in 2011, 2012 and 2013 was US$0.22, US$0.19 and US$0.41, respectively. During the years ended December 31, 2011, 2012 and 2013, the total fair value of options vested based on the grant date fair value was US$90, nil and US$273, respectively.

During the year ended December 31, 2013, three former employees and one employee exercised their options to obtain 107,700 ordinary shares of the Company, of which 65,202 ordinary shares were obtained on a cashless basis. During the year ended December 31, 2013, eight employees terminated their employment relationship with the Company which resulted in the forfeiture of their 630,139 unvested share options.

As of December 31, 2013, there was US$553 of unrecognized share-based compensation cost related to options granted to employees, which will be recognized over a weighted-average vesting period of 1.78 years. To the extent the actual forfeiture rate is different from the original estimation actual share-based compensation related to these awards may be different from the expectation.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

The grant-date fair value of the options granted to employees during the years ended December 31, 2011, 2012 and 2013 was estimated with the following assumptions:

	For the Years Ended December 31,
	2011	2012	2013
Suboptimal exercise factor	—	1.5	1.5
Risk-free interest rate	0.85%	0.62%~0.83%	1.52%
Expected volatility rate	71.87%	73.4%~89.21%	84.86%
Expected dividend yield	—	—	—
Expected share option life	5 years	5 years	4.62~5 years
Estimated forfeiture rate
Founders	—	—	—
Senior management	—	—	6.7
Employees	—	—	6.7
Fair value of ordinary shares	US$0.39	US$0.44~US$0.62	US$0.78

Total compensation cost recognized for share options granted to directors, consultants and employees for the years ended December 31, 2011, 2012 and 2013:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Cost of revenues	—	—	—
General and administrative expenses	10,479	166	211
	10,479	166	211

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

27. RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of related parties	Relationship with the Group
China Hydro LLC	A shareholder of the Company
CPI Ballpark Investments Ltd.	A shareholder of the Company
Kuhns Brothers, Inc.	A company owned by the former CEO, who resigned on September 30, 2012
China New Energy Group Company	A company controlled by the former CEO, who resigned on September 30, 2012
Lantian	Noncontrolling interest in Wuyue
Nanping City Xingshui Co., Ltd.	Noncontrolling interest in Jinlong
Xiamen Youen Hydropower Development Co., Ltd.(“Xiamen Youen”)	Noncontrolling interest in Jintang and Jinwei before June 23, 2013
Sanming Youxin Electric Power Industrial Co., Ltd. (“Sanming Youxin”)	Noncontrolling interest in Jintang and Jinwei after June 23, 2013

(a)         The Company had the following related party transactions during the years presented:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Expense paid on behalf by related parties:
Kuhns Brothers, Inc.	90	—	—
	90	—	—

During the year ended December 31, 2011, Kuhns Brothers, Inc. paid US$90 of miscellaneous expenses on behalf of the Company. The amounts were fully repaid by the Company as of December 31, 2012.

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Reimbursement of expenses:
CPI Ballpark Investments Ltd.	—	269	20

During the years ended December 31, 2012 and 2013, the Company recorded expenses of US$269 and US$20 incurred by a shareholder in connection with the extraordinary shareholders meeting held on September 28, 2012 for the election of director nominees and certain administrative expenses, respectively.

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Loans to related parties:
China New Energy Group Company	—	86	—

During the year ended December 31, 2012, the Company provided a short-term loan amounting to US$86 to China New Energy Group Company. The short-term loan is unsecured, interest-free and repayable on demand.  During the year ended December 31, 2013, China New Energy Group Company was no longer a related party of the Company and the short-term loan provided was reclassified to “Prepayments and other current assets” on the consolidated balance sheets.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Loans from related parties:
Lantian	—	—	402
Xiamen Youen	1,263	572	212
Sanming Youxin	—	—	1,420

Repayment of loans from related parties:
Xiamen Youen	—	69	—
Sanming Youxin	—	—	5,585

During the year ended December 31, 2011, the Company obtained short-term borrowings amounting to US$1,263 from Xiamen Youen. During the year ended December 31, 2012, US$69 was repaid and additional short-term borrowings of US$572 were obtained from Xiamen Youen. During the year ended December 31, 2013, additional short-term borrowings of US$212 was obtained from Xiamen Youen.

During the year ended December 31, 2013, the Company obtained short-term borrowings amounting to US$1,420 and US$402 from Sanming Youxin and Lantian, respectively.

All loans from related parties are unsecured, interest-free and repayable on demand.

(b) The Company had the following related party balances as of December 31, 2012 and 2013:

	December 31,
	2012	2013
	US$	US$
Amounts due from related parties:
China New Energy Group Company	86	—
Lantian	1,338	1,379
Less: Allowance for doubtful accounts	(1,338)	(1,379)
	86	—

Amounts due to related parties:
CPI Ballpark Investments Ltd.	2	1
Nanping City Xingshui Co., Ltd.	1,494	1,540
Lantian	—	408
Xiamen Youen	11,209	—
Sanming Youxin	—	7,542
	12,705	9,491

Amounts due from related parties as of December 31, 2013 represent payments made on behalf of Lantian by the Company for the construction of Wuyue’s hydroelectric project in 2010. The Company made a full bad debt provision on the balance due to the abandonment of the Wuyue hydroelectric project.

All balances with related parties as of December 31, 2013 are unsecured, interest free and repayable on demand.

Amounts due to Xiamen Youen of US$11,593 became amounts due to Sanming Youxin upon the transfer of noncontrolling interest in Jintang and Jinwei from Xiamen Youen to Sanming Youxin on June 23, 2013.  During the year ended December 31, 2013, US$5,585 was repaid by the Company.

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

As a result of the PRC laws, rules and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves as determined pursuant to PRC generally accepted accounting principles, totaling US$475,004 and US$503,912 as of December 31, 2012 and 2013, respectively. Profit appropriations of US$333, US$1,005 and US$833 were made for the years ended December 31, 2011, 2012 and 2013, respectively.

29. CONCENTRATION OF RISKS

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2012 and 2013, substantially all of the Group’s cash and cash equivalents were managed by financial institutions located in the United States and the PRC which management believes are of high credit quality.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC. As a percentage of total accounts receivable, the top five customers accounted for 86% and 91% as of December 31, 2012 and 2013, respectively.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Due to the Group’s dependence on a limited number of customers, any negative events or deterioration in financial strength with the Group’s customers or deterioration of relationship with the Group’s customers, may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The major customers and the portion of revenue from these customers for the years ended December 31, 2011, 2012 and 2013 are listed below:

		For the Years Ended December 31,
Customers	Segment	2011	2012	2013
Yunnan Nujiang Electric Power Co., Ltd.	Yunnan Province	7%	5%	6%
Yunnan Dehong Electric Power Co., Ltd.	Yunnan Province	11%	6%	8%
Yunnan Honghe Electric Power Co., Ltd.	Yunnan Province	1%	1%	2%
Yunnan Grid Company, Ltd.	Yunnan Province	4%	3%	3%
Sichuan Cangxi Electric Power Co., Ltd.	Sichuan Province	1%	1%	1%
Lishui Electric Power Bureau	Zhejiang Province	43%	46%	49%
Fujian Electric Power Co., Ltd.	Fujian Province	16%	20%	19%
Pingnan Power Supply Company	Fujian Province	8%	5%	—
Shaowu Electric Power Bureau	Fujian Province	7%	9%	9%
Nanping Electric Power Bureau	Fujian Province	2%	4%	3%
		100%	100%	100%

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

Foreign currency exchange rate risk

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 4.9%, 0.2% and 3.0% appreciation of the RMB against the US$ in 2011, 2012 and 2013, respectively. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant volatility of the RMB against the US$.

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

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

30. SUBSEQUENT EVENTS

On January 9, 2014, Xiaopengzu sold power generation assets to IEL for US$5,249 and simultaneously leased back the assets for five years at a quarterly lease payment of US$311. The implicit interest rate on the lease payments is 6.72% per annum which is determined based on 0.32% above the benchmark interest rate announced by the People’s Bank of China for 3 to 5 years loans.

On January 9, 2014 and January 10, 2014, the Group obtained short-term loans amounting to US$1,476 (RMB9,000) and US$328 (RMB2,000), respectively, from Agriculture Bank of China. The loans bear interest at 7.8% per annum which is 1.8% above the benchmark interest rate announced by the People’s Bank of China.

On January 13, 2014, the Company entered into a definitive agreement and plan of merger with various parties pursuant to which CPT Wyndham Holdings Ltd. will acquire the Company for US$1.17 per ordinary share and US$3.51 per ADS, through the merger of its wholly owned acquisition subsidiary, CPT Wyndham Sub Ltd., with and into the Company. On February 7, 2014, the Company filed a going private transaction statement on Schedule 13E-3 with the SEC.

On January 14, 2014, the Group obtained a long-term loan amounting to US$4,100 (RMB25,000) from the Rural Credit Cooperative Union with repayment dates ranging from year 2015 to year 2018. The loan bears interest at 9% per annum which is 2.6% above the benchmark interest rate announced by the People’s Bank of China for 3 to 5 years loans.

On March 5, 2014, the Group obtained a long-term loan amounting to US$13,613 (RMB83,000) from Bank of China with repayment dates ranging from year 2014 to year 2021. The loan bears interest at 6.8775% per annum which is 0.3275% above the benchmark interest rate announced by the People’s Bank of China for loans over 5 years.

On March 18, 2014 the Group received insurance recovery on damage of Liyuan plant amounting to US$955 (RMB5,822) from BOC Insurance Sichuan Branch.

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

31. CONDENSED FINANCIAL INFORMATION OF THE COMPANY

The following is the condensed financial information of the Company on a non-consolidated basis:

Balance sheets

	December 31,
	2012	2013
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	164	228
Amounts due from subsidiaries	10,000	4,130
Prepayments and other current assets	11,616	65
Total current assets	21,780	4,423
Non-current assets:
Property, plant and equipment, net	5	1
Investment in subsidiaries	399,364	427,679
Other non-current assets	—	19
Total non-current assets	399,369	427,699
TOTAL ASSETS	421,149	432,122

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries	16,464	19,374
Accrued expense and other current liabilities	4,424	2,549
Amounts due to related parties	2	1
Deferred tax liabilities	—	300
Warrant liabilities	839	—
Total current liabilities	21,729	22,224
Total liabilities	21,729	22,224
Shareholders’ equity:
Ordinary shares (par value US$0.001 per share, 400,000,000 shares authorized as of December 31, 2012 and 2013; 161,989,097 and 162,099,665 shares issued and outstanding as of December 31, 2012 and 2013)	162	162
Additional paid-in capital	517,133	517,370
Accumulated other comprehensive income	41,597	54,059
Accumulated deficit	(159,472)	(161,693)
Total shareholders’ equity	399,420	409,898
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	421,149	432,122

CHINA HYDROELECTRIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of U.S. dollars (“US$”) or RMB (“RMB”), except for number of shares and per share data)

Statements of comprehensive income

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Revenues	—	—	—
Cost of revenues	—	—	(7)
Gross profit	—	—	(7)
Operating expenses:
General and administrative expenses	(18,247)	(7,324)	(3,929)
Total operating expenses	(18,247)	(7,324)	(3,936)
Operating loss	(18,247)	(7,324)	(3,936)
Equity in (losses) profits of subsidiaries	(27,395)	3,662	1,022
Interest income	66	3	—
Interest expense	(23)	(142)	(4)
Changes in fair value of warrant liabilities	951	(399)	839
Exchange (loss) gain	(580)	30	6
Gain from disposal of subsidiaries	—	3,726	—
Other income, net	375	293	152
Loss before income tax expense	(44,853)	(151)	(1,921)
Income tax expense	(536)	(1,092)	(300)
Net loss	(45,389)	(1,243)	(2,221)

Other comprehensive income (loss), net of income tax expense
Foreign currency translation adjustments	20,079	(1,404)	12,462
Defined benefit pension plans	(33)	33	—
Other comprehensive income (loss)	20,046	(1,371)	12,462
Comprehensive (loss) income	(25,343)	(2,614)	10,241

Statements of cash flows

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Cash flows used in operating activities	(8,740)	(3,651)	(2,433)
Cash flows (used in) provided by investing activities	(6,500)	931	2,471
Cash flows provided by financing activities	10,036	—	26
Net (decrease) increase in cash and cash equivalents	(5,204)	(2,720)	64
Cash and cash equivalents at the beginning of the year	8,088	2,884	164
Cash and cash equivalents at the end of the year	2,884	164	228

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

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investment is presented as “Investment in subsidiaries” on the balance sheets and share of the subsidiaries’ losses or profits is presented as “Equity in profits (losses) of subsidiaries” on the statements of comprehensive income.

The subsidiaries paid nil, US$1,039 and nil, dividend to the Company for the years ended December 31, 2011, 2012 and 2013, respectively.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted by reference to the disclosures in the consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the years presented, except for those disclosed in the consolidated financial statements (Note 23).